Form 20-F
period 2003-03-31
MAHANAGAR TELEPHONE NIGAM LTD
filed 2003-09-30
CIK 1160262

As filed with the Securities and Exchange Commission on September 30, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

Commission file number 1-15252

Mahanagar Telephone Nigam Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Republic of India

(Jurisdiction of incorporation or organization)

12th Floor, Jeevan Bharati Tower-1

124 Connaught Circus

New Delhi 110 001

India

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two equity shares. Equity Shares	New York Stock Exchange, Inc. New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

630,000,000 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    ☒  Yes          ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

PRESENTATION OF FINANCIAL INFORMATION

We have prepared our historical financial statements in accordance with Indian generally accepted accounting principles.

The financial information in this report has been prepared in accordance with International Accounting Standards, which have been reconciled for significant differences under US GAAP with respect to our net income for the fiscal years ended March 31, 2001, 2002 and 2003 and our shareholders equity as of March 31, 2002 and 2003. Our fiscal year ends on March 31 of each year, so all references to a particular fiscal year are to the year ended March 31 of that year. The consolidated financial statements, including the notes to those financial statements, are set forth at the end of this report.

Although we have translated in this report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. All translations from rupees to dollars with respect to financial data as of March 31, 2003 are based on the noon buying rate in the City of New York for cable transfers in rupees on March 31, 2003. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2003 was Rs.47.53 per US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” and similar expressions or variations of these expressions. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this report. See “Key Information—Risk Factors.” In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

ii

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

SELECTED FINANCIAL AND OPERATING DATA

You should read the following selected financial and operating data in conjunction with our consolidated financial statements and the related notes, “Operating and Financial Review and Prospects” and the other financial information included in this report. Our consolidated financial statements are prepared in Indian rupees and in accordance with International Accounting Standards (IAS) and have been reconciled to Generally Accepted Accounting Principles in the United States of America (US GAAP) for the fiscal years ended March 31, 2002 and 2003. For a reconciliation of the differences between IAS and US GAAP as they relate to us, see Note 32 to our consolidated financial statements for the fiscal year ended March 31, 2003.

The selected income statement and cash flow data for the years ended March 31, 2001, 2002 and 2003 have been extracted or derived from our audited consolidated income and cash flow statements which are included elsewhere in this report. The summary balance sheet data as of March 31, 2002 and 2003 have been extracted or derived from our audited consolidated balance sheets included elsewhere in this report. The summary balance sheet data as of March 31, 1999 have been extracted or derived from our audited consolidated balance sheet not included in this report. Consolidated financial statements for the year ended March 31, 2003 also have been translated into US dollars.(1)

	Fiscal Year Ended March 31,
	1999	2000	2001	2002	2003		2003
	(in millions except per share data)
Income statement data:
IAS
Operating revenue
Call revenue	Rs.30,673	Rs.30,377	Rs.31,835	Rs.30,078	Rs.	24,886	US$524
Telephone and other rentals	8,475	10,344	11,820	14,597		14,923	314
Public call office revenue	7,461	8,007	9,715	10,186		10,273	216
Interconnect revenue	1,633	1,983	3,316	4,826		4,406	93
Interconnect revenue—VSNL	—	—	—	—		1,677	35
Leased circuits	871	425	483	955		1,100	23
Connection fees	312	314	280	245		210	4
Other telephones	797	197	353	322		340	7
Telegraph and telex	216	157	131	97		76	2
Other	640	557	1,425	355		624	13

Total	Rs.51,078	Rs.52,361	Rs.59,358	Rs.61,661	Rs.	58,515	US$1,231

Operating costs
Wages and salaries	Rs.6,948	Rs.9,991	Rs.9,508	Rs.9,903	Rs.	10,747	US$226
Pension costs	3,750	896	1,238	1,410		2,213	47
Gratuity costs	*	253	244	990		615	13
Medical costs (post-retirement)	—	—	—	—		1,468	30
Staff welfare expenses	*	145	156	797		916	20
Other staff related costs	*	782	839	844		1,069	23

Total staff costs	13,521	12,067	11,985	13,944		17,028	359
Less: Capitalized	(1,073)	(964)	(1,011)	(1,033)		(1,143)	(24)

Net staff costs	12,448	11,103	10,974	12,911		15,885	335
Interconnection payments— DOT/BSNL	11,280	10,504	11,317	11,479		7,023	148
Interconnection payments—VSNL	—	—	—	—		2,002	42
License fee and spectrum charges—DOT	3,221	3,289	3,615	6,235		6,100	128
Depreciation	5,301	6,023	6,561	6,664		8,265	174
Maintenance	1,403	1,403	1,398	1,655		1,544	32
Pay phone agency commissions	1,474	1,706	2,157	2,571		2,640	56
Inventory provisions	51	59	48	18		22	—
Bad debts provisions	587	525	1,030	1,784		2,074	44
Others	3,315	2,859	4,439	4,454		4,153	87

	39,080	37,471	41,539	47,771		49,708	1,046

Less: recharged to DOT/BSNL	(5)	(16)	(6)	(9)		(5)	—

Total	Rs.39,075	Rs.37,455	Rs.41,533	Rs.47,762	Rs.	49,703	US$1,046

	Fiscal Year Ended March 31,
	1999	2000	2001	2002	2003	2003
	(in millions except per share data)
Operating profits	Rs.12,003	Rs.14,906	Rs.17,825	Rs.13,899	Rs.8,812	US$185
Interest and other income	1,786	1,352	2,393	2,042	1,928	40
Interest and other financial expenses(2)	(870)	(261)	(376)	(346)	(334)	(7)
Interest payable on DOT funding	(8,701)	(4,222)	(3,660)	(3,090)	(2,389)	(50)
Interest recoverable from DOT	8,701	4,222	1,830	—	—	—
Interest recoverable from BSNL	—	—	1,830	3,090	2,389	50

Net profit before tax	12,919	15,997	19,842	15,595	10,406	218

Equity in earnings (losses) of equity & affiliates, net of taxes	—	—	—	(4)	(4)	—
Taxation	(5,249)	(6,954)	(7,549)	(7,209)	(4,200)	(88)

Profit after taxation	Rs.7,670	Rs.9,043	Rs.12,293	Rs.8,382	Rs.6,202	US$130

Weighted average equity shares outstanding (millions)	630	630	630	630	630	630
EPS-Basic & diluted	Rs.12.17	Rs.14.35	Rs.19.51	Rs.13.30	Rs.9.84	US$0.21
Basic and diluted earnings per GDR/ADS(3)	24.34	28.70	39.02	26.60	19.68	0.42
Dividends declared per equity share	3.0	3.0	4.5	4.5	4.5	0.09
Dividends declared per GDR/ADS(3)	6.0	6.0	9.0	9.0	9.0	0.19

Amounts in accordance with US GAAP:
Profit after tax	Rs.8,663	Rs.8,169	Rs.11,012	Rs.9,662	Rs.5,707	US$120

	Fiscal Year Ended March 31,
	1999	2000	2001	2002	2003	2003
	(in millions except per share data)
Balance sheet data:
IAS
Tangible fixed assets	Rs.58,955	Rs.63,434	Rs.67,595	Rs.70,809	Rs.74,670	US$	1,571
Investments	—	—	—	1,013	3,692		78
DOT/BSNL—loan receivable—long term	4,520	28,810	26,190	—	—		—
Current assets	73,681	48,243	57,482	85,617	73,814		1,553

Total assets	Rs.137,156	Rs.140,487	Rs.151,267	Rs.157,439	Rs.152,176	US$	3,202

Interest bearing loans—the Company	Rs.870	Rs.604	Rs.211	—	—		—
Interest bearing loans—DOT/ BSNL related—long term	4,520	28,810	26,190	—	—		—
Deferred tax and provisions	10,247	11,947	12,011	12,513	12,026		252
Other long term liabilities	11,241	12,607	13,549	14,303	15,005		316
Current liabilities	61,405	30,770	31,264	57,323	48,478		1,021

Total liabilities	Rs.88,283	Rs.84,738	Rs.83,225	Rs.84,139	Rs.75,509	US$	1,589

Shareholders’ equity	Rs.48,873	Rs.55,749	Rs.68,042	Rs.73,300	Rs.76,667	US$	1,613

Total shareholders’ equity and liabilities	Rs.137,156	Rs.140,487	Rs.151,267	Rs.157,439	Rs.152,176	US$	3,202

Amounts in accordance With US GAAP:
Shareholders’ equity	—	Rs.60,726	Rs.69,571	Rs.76,109	Rs.78,981	US$	1,661

Cash flow data:
IAS
Net cash from operating activities	15,243	12,816	19,325	15,164	22,495		473
Net cash used in investing activities	(8,943)	(10,940)	(8,578)	(8,414)	(13,535)		(286)
Net cash from financing activities	(6,460)	2,676	(4,870)	(7,591)	(15,222)		(319)

	Fiscal Year Ended March 31,
	1999	2000		2001		2002	2003
Selected operating data:
Equipped capacity (in thousands)	4,224	4,640		5,121		5,651	5,853
Access lines in service (in thousands)	3,653	4,032		4,335		4,496	4,600
Access lines in service per 100 inhabitants	15.0	16.2		15.6		15.0	16.9
Access lines in service per employee(4)	58.9	66.2		71.4		78.03	79.66
Call completion rate(5):
Delhi
Local calls	99.8%	44.0	%*	50.2	%*	51.0%	52.2%
Long distance calls	96.7%	31.8	%*	39.5	%*	41.0%	28.0%
Mumbai
Local calls	59.7%*	52.6	%*	58.3	%*	58.2%	58.0%
Long distance calls	37.9%*	37.2	%*	45.0	%*	45.9%	34.0%
Digital lines (in thousands)(6)	3,969	4,557		5,121		5,651	5,853
Digitalization rate(7)	94.0%	98.1%		100%		100%	100%

(1)	Although we have translated certain rupee amounts in this report into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all. All translations from rupees to dollars with respect to financial data as of March 31, 2003 are based on the noon buying rate in the City of New York for cable transfers in rupees on March 31, 2003. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2003 was Rs.47.53 per US$1.00.
(2)	Net of amounts recoverable from the Department of Telecommunications/Bharat Sanchar Nigam Limited.
(3)	One global depositary receipt, or GDR, represented two of our equity shares. In the fourth quarter of calendar year 2001, we exchanged our GDRs for our American Depositary Shares, or ADSs, on a one-for-one basis. One ADS also represents two of our equity shares.
(4)	Including persons employed on a daily basis.
(5)	Call completion rate is measured on a “free-to-free” test basis. This testing method uses a sample of test calls and measures the percentage of completed calls when the recipient’s line is not busy and accepts the incoming call and the network is not congested. Where indicated by a “*”, the call completion rate was measured on the basis of actual calls completed. Call completion rates measured on this basis are lower than if measured on a free-to-free test basis since calls that are not answered because the recipient’s line is engaged or where the network cannot complete the call because of congestion are deemed incomplete. Call completion rates measured on different test bases are not comparable.
(6)	Represents lines that are connected to digital switches.
(7)	Percentage of total equipped capacity that consists of digital lines.
*	In fiscal 1999, amounts constituting gratuity costs, staff welfare expenses and other staff related costs were classified in a different manner and could not be reclassified.

EXCHANGE RATES

The following table sets forth, for the fiscal years indicated, information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate in the City of New York for cable transfers of Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended March 31,	At end of period	Average rate(1)	High	Low
1999	42.50	42.27	43.60	39.41
2000	43.65	43.46	43.75	42.50
2001	46.85	45.88	47.47	43.63
2002	48.83	47.82	48.83	46.58
2003	47.53	48.36	49.07	47.53

(1)	The average rate is the average of the exchange rates on the last day of each month during the period.

The following table sets forth the high, low and period-end buying rates for the Indian rupee for each of the previous six months.

Month	At end of period	High	Low
March 2003	47.53	47.85	47.53
April 2003	47.37	47.46	47.34
May 2003	47.07	47.35	46.85
June 2003	46.40	47.15	46.40
July 2003	46.15	46.49	46.06
August 2003	45.88	46.18	45.88

On September 26, 2003, the noon buying rate was Rs. 45.77 = US$1.00.

RISK FACTORS

You should carefully consider the following risk factors as well as the other information contained in this report in evaluating us and our business. The market price of our equity shares or ADSs could decline due to any of these risks and you may lose all or part of your investment.

Risks Relating to Investments in Indian Companies

A significant change in the Indian government’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Its economic policies have had and could continue to have a significant effect on private- and public-sector entities, including us, and on market conditions and prices of Indian securities, including our equity shares and our ADSs.

Since 1996, the Indian government has changed five times, and the next general election for the Indian Parliament is expected in 2004. Although the current government has continued India’s current economic liberalization, deregulation and disinvestment policies, these liberalization policies could be discontinued in the future. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India in general and could adversely affect the telecommunications licensing and regulatory framework in which we operate our business.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely affect the Indian economy and cause our business and the market for our equity shares and ADSs to suffer.

Financial turmoil in Asia, Russia and elsewhere in the world in the late 1990s affected different sectors of the Indian economy in varying degrees. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and, indirectly, in the Indian economy in general. Any worldwide financial instability could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and ADSs, and on the market for our services.

If regional hostilities increase, our business could suffer and the prices of our equity shares and ADSs could decline.

India has from time to time experienced hostilities with neighboring countries, most significantly Pakistan. During May to July 1999, there were armed conflicts over parts of Kashmir, with significant loss of life and troop conflicts involving both Indians and Pakistanis. The hostilities have continued and have threatened to escalate again into military conflict. Additionally, Pakistan experienced a military coup in October 1999 and has been under significant military control since that time, resulting in further tensions between India and Pakistan. The American-led campaign in Afghanistan since late 2001 may exacerbate tensions and hostilities in the region, especially if the campaign spreads into Pakistan. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. These hostilities could lead to political or economic instability in India and harm our business, our future financial performance and the prices of our shares and our ADSs.

Social conflict, terrorism and related military activity may adversely affect the Indian economy or world economic activity, either of which could adversely affect our business and the prices of our equity shares and ADSs.

India and other parts of the world, including the United States, have recently experienced significant social conflict and/or terrorist acts, and retaliatory military operations are continuing in our geographic region and elsewhere. In India, social conflict, including religious and regional/separatist conflicts, has been an ongoing problem which frequently includes significant acts of terrorism. To the extent that the Indian economy or world economic activity is adversely affected by such conflict, terrorism or military activity, our business may also be adversely affected, resulting in a decline in revenue, and the prices of our equity shares and ADSs may decline.

Risks Relating to Our Business

The Telecommunications Tariff Order 1999 and subsequent reductions in tariffs have had a negative impact on our revenue per access line in service and, if long distance usage per access line in service does not increase, we could continue to experience declining revenue per access line in service.

Effective May 1, 1999, the Telecom Regulatory Authority of India implemented a new tariff order, which adjusted the tariffs, or usage charges, that telecommunications service providers may charge. Since that order, tariffs on domestic and international long distance calls have been reduced significantly in several stages. These changes in tariff rates have adversely affected our revenues from the provision of access lines. Because we retain the remainder of prices of domestic and international long distance calls originating on our network, net of interconnect charges, by lowering long distance rates the tariff reductions have reduced the revenue we receive per call. To date, the effect of the tariff reductions has not been offset by significantly higher long distance usage or increase in other rates or charges, and accordingly, the tariff reductions have had a negative impact on our revenues. If long distance usage does not increase significantly, the reduction in tariffs will not be offset and our revenues will continue to be adversely affected.

We expect to encounter increased competition in each of our markets, which could reduce our revenues.

The Indian government is rapidly liberalizing the telecommunications industry in India. The Department of Telecommunications may license, at its discretion, multiple additional service provider in any service area, with respect to both basic telecommunications services and cellular services. In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-line access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access. Basic services also include CDMA-based fixed wireless and mobile services (without roaming). Tata Teleservices Limited and Reliance Infocomm Limited are currently competing with us in the market for basic services in both Mumbai and Delhi, and Bharti Telenet Limited is also competing with us in the basic services market in Delhi. All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Bharti Telenet, low-cost CDMA mobile and fixed wireless technology. With approximately 72% of our call revenue having come from approximately 30% of our access lines in service (last two months of fiscal 2003), we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers. Some of our largest customers have already migrated to new basic service operators in Mumbai and Delhi.

We experience significant and growing competition in the market for GSM cellular and Internet services. Bharti Cellular Limited and Hutchison Essar Telecom Limited, which offer GSM services under the brand names Airtel and Hutch, respectively, have been servicing the Delhi market since 1995. In Mumbai, Hutchison Max Telecom Limited, which offers GSM service under the brand name Hutch, and BPL Mobile Limited have been servicing the cellular market since 1995, and Bharti Cellular commenced cellular operations there in July 2002. All of these service providers enjoy significant penetration in these markets, have established brand names and have more experience operating a cellular network than we do. In addition, the Birla Group, Tata Group and AT&T have combined their cellular operations into one business, Idea Cellular Limited, which has begun operating in the Delhi market, among other places. Cellular operators also face competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

We commenced providing our Internet services in Delhi and Mumbai in February 1999. The competition among Internet service providers throughout India is intense with approximately 145 licenses for providing Internet services issued as of March 31, 2003.

We have sought to expand our basic service operations into ten additional circles throughout India, where we would experience significant competition from Bharat Sanchar Nigam Limited, the incumbent basic service operator in India outside of Delhi and Mumbai, as well as from private operators in those markets, some of which are joint ventures between international telecommunications providers and domestic entities. The Department of Telecommunications has not yet moved upon our January 2001 application for a license to operate in these ten circles.

There has been significant consolidation in the telecommunications industry in India. For example, the Birla Group, the Tata Group and AT&T have combined their interests in GSM cellular operators into one business, and the Tata Group, which controls Tata Teleservices, acquired a controlling interest in India’s dominant international long distance carrier, Videsh Sanchar Nigam Limited, and Tata Teleservices has acquired Hughes Tele.com, a basic service provider in Mumbai. We expect the trend toward consolidation to continue, resulting in larger, more diversified competitors in the Indian market.

Increased competition has kept and will likely continue to keep downward pressure on prices and has required and will likely continue to require us to increase our capital investment to improve and expand our services. These developments, in turn, have had and may continue to have a negative impact on our profitability. An inability to compete effectively would also damage our longer-term business prospects through loss of customers and market share.

We may be required to take a charge of Rs.27.7 billion in taxes, interest and penalties and make additional cash payments of Rs.19.2 billion in respect of our 1994 through 2003 fiscal years.

We have been deducting license fees from our taxable income for income tax purposes. However, the Indian tax authorities have claimed that the payment of our license fee to the Department of Telecommunications is not a tax deductible expense. If we do not successfully challenge these claims, we may be required to take a charge of Rs.27.7 billion in taxes, interest and penalties in respect of our 1994 through 2003 fiscal years and make cash payments of Rs.19.2 billion, in addition to the Rs.8.5 billion that has already been deposited with the tax authorities, which would have a material adverse effect on our results of operations, financial condition and cash flow. Until this matter is resolved, potential interest and penalties payable by us continue to accrue.

Arrangements governing our license fees have expired. If these charges are increased, we could experience reduced profits.

Arrangements governing our basic service license fees expired on March 31, 2000. Under our previous arrangement with the Department of Telecommunications, the basic service license fee was calculated at the rate of Rs.900 per access line in service. Subsequently, the Department of Telecommunications had informed us that the license fee should be calculated at the rate of 12% of our adjusted gross revenue from basic telephone service, effective August 1, 1999. On September 5, 2001, the Department of Telecommunications amended its position and indicated that the date from which the revised license fees will be payable will be notified later. However, in the absence of an agreement for payment of license fee and any clarification from Department of Telecommunications to date, we have paid license fees on the revised basis communicated by Department of Telecommunications for fiscal 2002 and fiscal 2003. As a result of this our license fee charges have increased substantially.

Retroactive application of basic services license fee increases or further increases in our basic services license fee would again significantly increase our operating expenses and could reduce our profits. In connection with the Telecom Dispute Settlement Appellate Tribunal’s recent decision upholding the provision of CDMA-based mobile services by the basic service providers and us, the tribunal directed our principal regulator, the Telecom Regulatory Authority of India, to impose appropriate additional license fees and spectrum charges with respect to CDMA operations, in order to avoid conferring upon the CDMA operators an advantage over GSM cellular operators through lower license fees and spectrum charges. The authority’s decision with respect to adjustment of license fees and spectrum charges on CDMA operations may result in our paying significantly higher license fees and spectrum charges, including on a retroactive basis, as the CDMA operators, unlike the cellular operators, did not have to pay an entry fee to obtain a license and pay less in spectrum charges than GSM cellular operators.

Our ability to provide CDMA-based mobile services may continue to be challenged.

Although the Telecom Dispute Settlement Appellate Tribunal has recently upheld the provision of CDMA-based mobile services by the basic service providers and us, private cellular operators may continue to challenge the tribunal’s decision in the Supreme Court of India. If the Supreme Court rules in favor of the challengers, then we may be required to suspend our CDMA mobile operations or pay higher license fees or both. In addition, the tribunal imposed certain limitations on CDMA-based mobile services, including on the use of techniques that would have allowed for limited roaming capability, that may limit the appeal of this service.

The possible future introduction of a unified telecom license regime in India subjects us to significant uncertainty.

The Telecom Regulatory Authority of India recently issued a consultation paper on the introduction of a unified license for the telecommunications industry. See “Information on the Company—Telecommunications Regulation in India—Unified License.” We do not have enough information at this time to ascertain the impact this would have on our business, but possible negative ramifications include increased competition in our more profitable lines of business and higher license fees.

We recently received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges. We are not yet able to estimate our potential aggregate liability, but it could be large and have a material adverse effect on our results of operations, financial condition and cash flow.

We recently received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs.1.6 billion in sales tax for fiscal 1998-2002 on certain telecommunications revenues, mainly telephone rental charges, and received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon us.

The Indian trade tax department has similarly demanded that Bharat Sanchar Nigam Limited make sales tax payments in respect of certain historical telecommunications revenues. The company challenged the demand in the state’s High Court and won. The state government has since appealed to the Supreme Court of India, which held in favor of the state government. Bharat Sanchar Nigam Limited has filed a writ petition with the Supreme Court seeking another review. This petition was admitted on September 25, 2003.

If we were required to pay sales tax in respect of certain historical revenues, including telephone rentals, such payments could have a material adverse effect upon our results of operations, financial condition and cash flow. At this time, we cannot estimate potential aggregate liability associated with sales tax payment.

Regulations applicable to public sector enterprises in India governing certain personnel matters, procurement, capital expenditure and the issuance of securities may reduce our ability to compete effectively.

As long as the Indian government’s shareholding in us equals or exceeds 51%, we are deemed to be an Indian government company. As such, we are subject to laws and regulations generally applicable to public sector enterprises in India. These laws and regulations govern, among other things, personnel matters, procurement, budgeting and capital expenditures and the generation of funds through the issuance of securities.

Under our articles of association, the President of India, on behalf of the Indian government, may also issue directives with respect to the conduct of our business and affairs, and certain matters with respect to our business, including the appointment and remuneration of our Chairman-cum-Managing Director and the declaration of dividends. None of our shareholders, management or board of directors may take action in respect of any matter reserved for the President of India without his approval. If the President of India does not allow us to issue securities to raise funds or make capital expenditures pursuant to our business plan, we may be unable to compete effectively or maintain profitability. Government formalities, including requirements that many of our purchases be made through a competitive bidding process, often cause delays in our equipment and product procurement; these delays can place us at a disadvantage relative to private sector competitors.

A recent Indian Supreme Court decision raises doubts on the Indian government’s ability to privatize us without an act of Parliament.

In a September 2003 decision pertaining to the proposed privatization of two oil companies that are currently Indian government companies, the Supreme Court of India indicated that a new act of Parliament would be required prior to the reduction by the Indian government of its shareholding in these companies to below 51% and the consequent termination of their status as government companies. The impact of this decision on the government’s ability to privatize us is unclear. Currently, we are not aware of any plans of the Indian government to further reduce its shareholding in us.

The Indian government, our controlling shareholder, when considering matters pertaining to us, often also considers the interests of the largest government-owned telecommunications company, Bharat Sanchar Nigam Limited.

The Indian government, through the Department of Telecommunications, holds 56.25% of our outstanding equity shares and 100% of Bharat Sanchar Nigam Limited’s equity shares. Consequently, the Department of Telecommunications controls both of us. The Department of Telecommunications has the power to determine the outcome of most actions requiring approval of our board of directors or shareholders, including proposed expansion of our basic and cellular services into new areas in which we may compete with Bharat Sanchar Nigam Limited, transactions with Bharat Sanchar Nigam Limited or the assertion of claims against Bharat Sanchar Nigam Limited. When considering many of these matters, the Department of Telecommunications may also take into account the interests of Bharat Sanchar Nigam Limited. Failure by the Department of Telecommunications to effect transactions or resolve conflicts involving us and Bharat Sanchar Nigam Limited in an equitable manner could have a material adverse effect on our business prospects.

Media reports have suggested that we are not eligible to be granted licenses to provide basic services outside of Delhi and Mumbai since we and Bharat Sanchar Nigam Limited are both controlled by the government of India. According to these reports, a basic license may not be granted to any company controlled by an entity which also controls another licensee in that area. Because the licenses of the other basic service providers in our Mumbai and Delhi circles do not permit them to have trunk auto exchanges, the Department of Telecommunications may require that we dispose of these assets.

Last year, announcements from India’s Ministry of Communications indicated that a group within the Department of Telecommunications was devising a plan for and examining issues relating to the possible merger between us and Bharat Sanchar Nigam Limited. We are not aware of any recent developments on this possible merger. We cannot assess at this time the likelihood or timing of a merger between us and Bharat Sanchar Nigam Limited, the impact such a merger would have on holders of our equity shares and ADSs, the impact such a merger would have on our business or the condition or prospects of a combined enterprise post-merger.

We may be required to take a charge of Rs.3.2 billion in taxes and interest and make additional cash payments of Rs.2.6 billion in respect of our 1998 through 2003 fiscal years.

During the year the central income tax authority has added to our income the contributions made by the employees towards the general provident fund for the year ended March 31 2001, which had been retained by us.

If we are unsuccessful in our defense, we would be required to take a charge against income for tax and interest amounting to Rs 3.2 billion on amounts retained from November 1, 1998 (the date of absorption of non executive employees) to March 31, 2003 and would be required to make additional cash payments of Rs.2.6 billion, which would have a material adverse effect on our results of operations, financial condition and cash flow. Until this matter is resolved, potential interest payable by us continues to accrue.

Further delays by the government agencies that regulate our business in implementing policies according to their stated deadlines could cause our business to suffer.

The telecommunications regulatory environment in India is undergoing significant change. The government agencies that regulate our business have not always implemented their policies according to their stated deadlines. In addition, government agencies have experienced delays in the determination of our network utilization arrangements and the review of license fees for our basic and cellular services. Further delays could create uncertainty in formulating our business plan and make it difficult to expand our business as anticipated.

We may not be able to retain our executives and may be required to bear substantially greater costs to employ them.

Approximately 99% of our executive employees remain employees of the government of India. All of our seconded executive employees, as well as certain Department of Telecommunications and Bharat Sanchar Nigam Limited employees of equivalent seniority, have been given the option to accept employment with us. The Department of Telecommunications has given its approval to a new compensation structure which we submitted to them. The new structure provides for higher salaries and benefits for our executive employees. Recently, many of our seconded executives (other than our senior executives) have indicated that they would like to become our employees at the new, higher compensation structure with effect from October 1, 1998, and beginning in fiscal 2003, we have been provisioning for the increased costs associated with this. As more executives choose to accept employment with us as a result of this higher compensation structure, we will experience increased employee-related costs, including costs related to post-retirement benefits.

If more eligible personnel choose employment with us than we have positions available, our executive positions will be filled on the basis of seniority. Some of our current executives may choose not to accept employment with us or may be replaced with more senior personnel from the Department of Telecommunications or Bharat Sanchar Nigam Limited.

We may encounter greater employee costs than our private competitors because we are subject to the personnel policies of the Department of Telecommunications and Department of Public Sector Enterprises.

As a public sector enterprise, we are subject to the personnel policies of the Department of Telecommunications and Department of Public Sector Enterprises. These policies limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees. If the employment levels, salaries and other employee compensation that we are required to maintain are greater than our private competitors, we will experience relatively higher costs of operations which could make us less profitable and limit our ability to make expenditures to expand our business.

We have paid the remaining borrowings that we had made on behalf of the Department of Telecommunications. However, as of March 31, 2003, we were still owed Rs.17.4 billion in reimbursement obligations in respect of these borrowings.

During fiscal 2003, we repaid the remaining Rs.26.2 billion principal balance and Rs.3.0 billion in interest owed under borrowings we had made on behalf of the Department of Telecommunications. The amounts we pay in respect of these borrowings are to be reimbursed by the Department of Telecommunications, Bharat Sanchar

Nigam Limited or the Indian government. However, as of March 31, 2003, we were still owed Rs.17.4 billion. Because we have been receiving the reimbursements from Bharat Sanchar Nigam Limited since its corporatization in October 2000, we have been withholding payment of accrued amounts owed to Bharat Sanchar Nigam Limited until the reimbursement obligations are cleared. As of March 31, 2003, our payables owed to Bharat Sanchar Nigam Limited totaled Rs.12.7 billion. Clearance of our payables owed to Bharat Sanchar Nigam Limited prior to the clearance of the Rs.17.4 billion in reimbursements owed to us would have a material adverse effect upon our cash flow.

If other telephone networks on which we depend fail to provide high quality interconnection services, we could experience increased difficulties in penetrating our target markets.

Our principal business continues to be providing fixed-line telecommunications services in Delhi and Mumbai. Many calls that we carry either originate, transit or terminate on Bharat Sanchar Nigam Limited’s domestic network (including calls between Delhi and Mumbai) or Videsh Sanchar Nigam Limited’s international gateways, which we do not own or control. Growth in demand for our fixed-line services will depend on the development and maintenance of India’s domestic telephone network and international gateways by Bharat Sanchar Nigam Limited and Videsh Sanchar Nigam Limited. In addition, the perceived quality of our telecommunications services will depend, to a significant extent, on the quality of the services provided by Bharat Sanchar Nigam Limited and Videsh Sanchar Nigam Limited with respect to calls which originate on our network but terminate elsewhere.

We could experience delays in providing information to our shareholders, the markets or the SEC.

In the past, we have experienced problems in providing certain information to the local auditors of our statutory Indian GAAP financial statements due to weaknesses in our financial and management accounting systems. As a result, the local auditors qualified their reports on our fiscal 1999 through 2003 Indian GAAP financial statements because we did not prepare certain information and disclosure required by Indian GAAP and the Companies Act. While we are in the process of improving our financial and management accounting systems, we may still experience significant delays in compiling financial reports and complying with our auditor’s requests for information. These delays could cause us to experience delays in providing financial information to our shareholders, the markets and to the SEC.

Risks Relating to the ADSs and Equity Shares

Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

India’s restrictions on foreign ownership of Indian companies limit the number of shares that may be owned by foreign investors and generally require government approval for foreign ownership. The maximum foreign ownership permitted in us without prior governmental approval is 49% under the sectoral caps provided for by the government of India and the Reserve Bank of India. Investors who withdraw equity shares from the depositary facility will be subject to Indian regulatory restrictions on foreign ownership of equity shares upon withdrawal. It is possible that this withdrawal process may be subject to delays.

Your ability to sell, in India, any equity shares withdrawn from the depositary facility may be subject to delays.

Persons seeking to sell in India any equity shares withdrawn upon surrender of an ADS will require Reserve Bank of India approval for each such transaction. Because of possible delays in obtaining necessary approvals, holders of equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

Your ability to withdraw and redeposit shares in the depositary facility is limited, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

Because of Indian legal restrictions, despite recent relaxations, the supply of ADSs may be limited. Under procedures recently adopted by the Reserve Bank of India, the depositary will be permitted to accept deposits of our outstanding equity shares and deliver ADSs representing the deposited equity shares to the extent, and limited to the number, of ADSs that have previously been converted into underlying equity shares. Under these new procedures, if you elect to surrender your ADSs and receive equity shares, you may be unable to re-deposit those outstanding equity shares with our depositary and receive ADSs because the number of new ADSs that can be issued cannot, at any time, exceed the number of ADSs converted into underlying equity shares or result in foreign equity in us exceeding 49%. This may restrict your ability to re-convert the equity shares obtained by you to ADSs. Also, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record. Any investor who fails to comply may be liable for a fine of up to Rs.1,000 for each day such failure continues. See “Additional Information—Indian Foreign Exchange Controls and Securities Regulations.”

The restrictions described above may cause our equity shares to trade at a discount or premium to our ADSs.

Conditions in the Indian securities market may affect the price or liquidity of the equity shares and the ADSs.

The Indian securities markets are generally smaller and more volatile than securities markets in the world’s major financial centers. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities, and the price of our stock has been especially volatile. In 2001, our stock price on The Stock Exchange, Mumbai ranged from a high of Rs.213.15 to a low of Rs.99.25. In 2002, our stock price on The Stock Exchange, Mumbai, reached a high of Rs.177.00 and a low of Rs.89.35. On September 26, 2003 the closing price of our equity shares on The Stock Exchange, Mumbai was Rs.117.10.

Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies which, in some cases, may have had a negative effect on market sentiment. Similar problems could happen in the future and, if they do, they could affect the market price and liquidity of our equity shares and our ADSs.

Because there may be less company information available in Indian securities markets than securities markets in more developed countries, the price of our equity shares could fluctuate unexpectedly.

There is a difference between the level of regulation and monitoring of the Indian securities market and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies. As a result, shareholders could act on incomplete information and cause the price of our equity shares to fluctuate unexpectedly.

We cannot assure you that there will be an active or liquid trading market for our ADSs.

The listing of our ADSs on the New York Stock Exchange does not assure you as a holder of our ADSs of an active or liquid trading market for our ADSs. A relatively inactive or illiquid trading market could make disposal of our ADSs difficult.

You may be unable to exercise preemptive rights available to shareholders and therefore may suffer future dilution of your ownership position.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75% of the company’s shareholders present and voting at a shareholders’ general meeting. Holders of our ADSs as well as our shareholders located in the United States may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit that we would file a registration statement under these circumstances. If we issue any such rights in the future, the rights would be issued to the depositary, which may sell the rights in the securities markets in India for the benefit of the holders of our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of the rights. To the extent that holders of our ADSs as well as our shareholders located in the United States are unable to exercise preemptive rights, their proportional interests in us would be reduced.

You may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

Holders of ADSs as well as our shareholders located outside India will be subject to currency fluctuation risks and convertibility risks, since our equity shares are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on our equity shares will also be paid in rupees, and then converted into US dollars for distribution to ADS holders. Holders that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each transaction. In addition, holders that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Holders of rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India.

On an average annual basis, the rupee has declined against the US dollar since 1980. As measured by the noon buying rate, the rupee lost approximately 8.9% of its value against the US dollar in the last three years, depreciating from Rs.43.65 per US$1.00 at March 31, 2000 to Rs.47.53 per US$1.00 at March 31, 2003. In addition, in the past the Indian economy has experienced severe foreign exchange shortages, creating future potential decline in the value of the rupee.

You may be subject to Indian taxes arising out of capital gains.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on The Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary advises the custodian to deliver equity shares upon surrender of ADSs. The period of holding of equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian.

Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

You may not be able to enforce a judgment of a foreign court against us.

We are a limited liability company incorporated under the laws of India. All our directors and executive officers and some of the experts named in this report are residents of India and almost all of our assets and the assets of such persons are located in India. India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. We have been advised by counsel that recognition and enforcement of foreign judgments is provided for on a statutory basis and that foreign judgments shall be conclusive regarding any matter directly adjudicated upon except where:

•	the judgment has not been pronounced by a court of competent jurisdiction;

•	the judgment has not been given on the merits of the case;

•	it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognize the law of India in cases in which Indian law is applicable;

•	the proceedings in which the judgment was obtained were opposed to natural justice;

•	the judgment has been obtained by fraud; or

•	the judgment sustains a claim founded on a breach of any law in force in India.

It may not be possible for holders of our ADSs or our shareholders to effect service of process upon us or our directors and executive officers and experts named in the report that are residents of India outside India or to enforce judgments obtained against us or them in foreign courts predicated upon the liability provisions of foreign countries, including the civil liability provisions of the federal securities laws of the United States.

Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice. The Indian Contract Act recognizes the payment of only actual and quantifiable damages and not consequential damages and hence an Indian court may not enforce a foreign judgment involving more than actual and quantifiable damages.

Possible sales of our equity shares by the government of India could affect the value of our ADSs.

The government of India holds 354,372,740 equity shares, or 56.25%, of our outstanding equity shares. The government India has announced its intention to divest its shareholdings in many government companies by offering significant equity stakes in those companies to strategic partners through a competitive bidding process or through equity offerings in the market. To date, there have been no public announcements that the government of India plans to further reduce its shareholding in us.

In addition, on January 7, 2000, the government of India offered to sell up to 14 million equity shares, representing approximately 2.2% of our outstanding equity shares, to our employees at a discount as compensation in connection with the restructuring of the Department of Telecommunications. None of our employees accepted this offer before it expired on December 31, 2000. The government intends to make a similar offer to our employees once it has decided upon the terms of the offer. Any future disposal of equity shares by the Indian government could adversely affect the trading price of our equity shares and ADSs.

Item 4.    Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

History and Development of the Indian Telecommunications Industry

Until the mid-1980s, the telecommunications sector in India was a monopoly controlled by the government of India through the Department of Posts and Telegraphs of the Ministry of Communications, providing all telecommunications services, both domestic and international. The Indian Telegraph Act of 1885 established the government of India’s monopoly in the sector and, together with the Indian Wireless Telegraphy Act of 1933, provided the legal framework for the regulation of the Indian telecommunications industry.

Development of the telecommunications sector historically was seen as a relatively low priority and received limited budgetary support from the government of India. As a result, the telecommunications infrastructure in India grew relatively slowly. In the mid-1980s, faced with rapidly increasing demand for telecommunications services and equipment, the government of India commenced a reorganization of the sector designed to facilitate the rapid introduction of new technology, stimulate the growth of the telecommunications industry and tap the resources of the private sector in facilitating such technological innovation and growth. The reorganization included the division of the Department of Posts and Telegraphs into the Department of Telecommunications and the Department of Posts.

As part of the reorganization, we were incorporated on February 28, 1986 under the Companies Act as a wholly-owned government of India company and, on April 1, 1986, assumed responsibility for the control, management and operation of the telecommunications networks in Delhi and Mumbai, two of the largest metropolitan areas in India. Videsh Sanchar Nigam Limited was established at the same time to provide international telecommunications services and the Department of Telecommunications retained responsibility for providing all other telecommunications services throughout India. The Department of Telecommunications also assumed regulatory authority over the Indian telecommunications industry. Simultaneously, the Telecom Commission was established in 1986 as an executive body under the Ministry of Communications to make policy decisions and to accelerate the development of all aspects of the telecommunications sector and the implementation of new telecommunications policies.

In December 1991, with a view to fulfilling its objective of facilitating the rapid introduction of new services and technology, the Department of Telecommunications invited bids from Indian companies with a maximum of 49% foreign ownership for two non-exclusive GSM cellular licenses in each of the cities of Kolkata (formerly called Calcutta), Chennai (formerly called Madras), Delhi and Mumbai. After protracted litigation, licenses were awarded in 1994 and the private operators commenced cellular services in late 1995. In October 1997 we were permitted to provide GSM cellular service in Mumbai and Delhi, and since then one additional private-sector cellular operator has been awarded a cellular license for each of Delhi and Mumbai. Beginning in 1995, the Department of Telecommunications also invited tenders and awarded cellular licenses for the regional “circles” established for the purpose of licensing cellular services in the rest of India. We believe that as of March 31, 2003, there were approximately 12.7 million cellular subscribers in India.

Since 1992, as part of its general policy of gradually reducing its holdings in public sector enterprises, the Indian government sold a portion of its equity holdings in us and Videsh Sanchar Nigam Limited to certain mutual funds, banks and financial institutions controlled by the government of India. In our 1997 global depositary receipt offering, the Indian government sold 40 million of our equity shares represented by 20 million global depositary receipts, constituting 6.3% of our then outstanding equity shares. Additionally, in 1997 and 1999, the Indian government sold additional equity shares of Videsh Sanchar Nigam Limited in the form of global depositary receipts, thereby reducing its equity interest in the company to 51%. In February 2002, the government of India divested an additional 25% interest in Videsh Sanchar Nigam Limited to the Tata Group through a competitive bidding process.

In May 1994, the government of India announced its National Telecom Policy, which was aimed at achieving accelerated telecommunications growth and network expansion. The broad objectives of this policy were higher national telephone penetration, reduction of waiting lists, improvement in the quality of networks, improved rural access to telecommunications services, introduction of value-added services and private sector participation in the provision of basic and cellular services.

In order to achieve these objectives, the Indian government decided to permit private sector involvement in basic telecommunications services, which, in the Indian context, includes basic fixed-line access service and a number of other telecommunications services (including CDMA-based fixed wireless and mobile services (without roaming)), other than long distance services, cellular service and Internet access. Accordingly, in September 1994 the Indian government announced its “Guidelines for Private Sector Entry into Basic Telecom Services,” and beginning in 1995 began to invite tenders from companies with no more than 49% foreign ownership for basic service licenses for the regional “circles” established for licensing basic telecommunications services. After a period of consolidation, the most prominent private-sector providers of basic telecommunications services currently include Bharti Telenet, Tata Teleservices and Reliance Infocomm, each of which operates in multiple circles. Tata Teleservices and Reliance Infocomm both operate in the circles that include Mumbai and Delhi, and hence now compete with us in those areas. Bharti Telenet also provides basic services in Delhi.

The Department of Telecommunications has decided not to limit the number of basic service licenses, and accordingly, does not require the payment of entry fees for the basic service licenses. In lieu of large entry fee payments, the basic service licensees are required to make certain commitments as to the minimum size of the buildout of their respective networks by the end of each of the first three years after the issue of the licenses for which they were bidding. In addition, under the terms of the accepted bids, if by the end of that third year telephone lines are not available on demand in its respective circle, the new licensee will be required to expand the number of lines in its network by at least 15% per year until telephone lines become available on demand. A separate license condition also requires new licensees to allocate 10% of the lines installed each year as village public call offices until there is at least one telephone in every village within its circle.

In February 1997, a multilateral agreement on basic telecommunications services was agreed to among member governments of the World Trade Organization. As part of this agreement, the Indian government has reaffirmed its commitment to further liberalize the Indian telecommunications sector through the licensing of new basic and cellular service providers.

In March 1997, the government established the Telecom Regulatory Authority of India, an independent regulatory authority with broad regulatory powers over the telecommunications industry in India, including the power to set rates on domestic and international telecommunications services and determine the terms and conditions of interconnect arrangements between service providers. These regulatory powers had previously been vested in the Department of Telecommunications, which controls us and is part of the Ministry of Communications. However, the power to grant, renew or revoke licenses remains with the Department of Telecommunications.

In November 1998, the government of India announced its Internet policy, which aims to increase Internet usage by, among other things, allowing up to 49% foreign ownership of Internet service providers and declaring a license fee moratorium for five years.

In March 1999, the government of India announced its New Telecom Policy 1999 which sets forth as one of its central goals the fostering of increased competition in the Indian telecommunications industry and the liberalization of government telecommunications regulation.

Additionally, effective May 1, 1999, the Telecom Regulatory Authority of India implemented the 1999 tariff order pursuant to which the Telecom Regulatory Authority of India seeks to align tariffs charged by service providers with the corresponding costs associated with such services so as to limit cross-subsidization of services by a provider while allowing providers to set tariffs at any level below certain maximum levels. The Telecom Regulatory Authority of India has since adjusted tariffs several times under the tariff order.

In October 1999, the Department of Telecommunications, which had both performed the role of licensor and policy maker for the Ministry of Communications and operated as India’s domestic long distance service provider and basic service provider (except for the areas of Delhi and Mumbai, which are covered by us), was bifurcated into two departments. The Department of Telecommunications/Telecom Commission, or the Department of Telecommunications, now performs the role of licensor and policy maker, and the Department of Telecom Services, functioned as the government of India’s local and long distance network service provider. In October 2000, the Department of Telecom Services’ local and long distance business was corporatized into a new company named Bharat Sanchar Nigam Limited. The Indian government has also recently established an independent Information Technology Department within the Ministry of Communications (now formally known as the Ministry of Communications and Information Technology). The IT department will, among other things, promote the Internet, e-commerce and knowledge based industries. Internet licensing functions will remain with the Department of Telecommunications. The Department of Telecommunications controls the equity shares in us that are held by the Indian government and appoints all of the directors on our 12-seat board. Two of our board seats are for Department of Telecommunications officers.

The following chart illustrates the current operational and regulatory structure of India’s telecommunications services industry:

For more information on regulation of the Indian telecommunications industry, see “ –Telecommunications Regulation in India” below.

Mahanagar Telephone Nigam Limited

Mahanagar Telephone Nigam Limited is the principal provider of fixed-line and other basic telecommunications services in Delhi and Mumbai. Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India. At the end of fiscal 2003, our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 4.6 million working lines, or access lines in service. In February 2001, we launched our cellular services using global system for mobile communications, or GSM, technology in Delhi and Mumbai and had approximately 291,917 subscribers as of March 31, 2003. GSM is the European and Asian standard for digital mobile telephone networks. We launched CDMA-based services in 1997, and at the end of fiscal 2003 had approximately 56,400 mobile subscribers and approximately 30,800 fixed wireless subscribers in Mumbai and Delhi. CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference. We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 57,000 Internet access subscribers at the end of fiscal 2003. We also seek to enter the market for domestic long distance service, which has been opened for competition.

We believe that the size of the markets in Delhi and Mumbai, the economic environment, the Indian government’s ongoing liberalization of the telecommunications industry and the low level of penetration of fixed-line, mobile and cellular services in these two areas and the low level of penetration of Internet services in India provide opportunities for future industry growth.

The number of our access lines in service has grown at a compound annual growth rate of 4.5% from March 31, 2000 to March 31, 2003. At March 31, 2003, our network included approximately 2.2 million access lines in service in Delhi and approximately 2.4 million access lines in service in Mumbai. In addition, our access lines in service per employee increased from 66 at March 31, 2000 to 79 at March 31, 2003. The increase in the number of access lines in service has resulted in connections now being available upon demand.

We derive our operating revenue primarily from local, domestic long distance and international calls that originate on our network. In fiscal 2003, 42.5% of our operating revenue was derived from call revenue, 25.5% from rentals of telephones, access lines and other telecommunications equipment and use of our value-added services and 17.6% from public call offices. Interconnect revenue, which is revenue derived from other telecommunications service providers for calls made into our network, accounted for 10.4% of our operating revenues in fiscal 2003. Local calls are carried on our network, unless the termination point is in the network of one of the cellular operators or one of the new private-sector basic service providers in the locality, while all domestic long distance calls continue to be passed from our network to the domestic telecommunications network operated by Bharat Sanchar Nigam Limited, although we have entered into interconnect agreements with the new private-sector domestic long distance service providers. In addition, all international calls continue to be passed from our network to international gateways operated by Videsh Sanchar Nigam Limited, India’s former government-controlled international long distance carrier, although we have entered into interconnect agreements with the new private-sector international long distance carriers.

We expect competition to continue to increase in all major sectors of the Indian telecommunications industry, as both government and private-sector companies continue to invest in capacity expansion and seize opportunities to enter new geographical areas and lines of business. See “— Business Overview—Competition” below.

Our principal executive offices are located at 12th floor, Jeevan Bharati Tower—1, 124 Connaught Circus, New Delhi—110001, India, and our telephone number is 011-91-11-2374-2212.

Licenses/License Areas

We provide all of our telecommunications services, other than Internet, under a single, general, non-exclusive license. The license initially granted to us in 1986 was effective for a five-year period ended March 31, 1991. The term of the license has been extended for a 25-year period ending March 31, 2013 for basic services.

In October 1997, our license was amended to explicitly include cellular services and radio paging, and currently extends to October 2017. The license is not specific as to the type of cellular technology that we may use. The license covers areas within the territorial jurisdiction of the State of Delhi and the areas covered by the municipalities of Mumbai, Navi Mumbai and Thane. The Department of Telecommunications has extended the scope of our license to allow us to provide cellular services in certain surrounding areas of Delhi and Mumbai covered by other cellular operators in those cities. The license specifies that we may provide local, domestic long distance access (through interconnection with domestic long distance operators) and international long distance access (through interconnection with networks of international long distance operators), as well as telex and leased line services. Specifically, our license permits us to originate, terminate and transit domestic and international long distance calls. However, we believe that our license will need to be amended if we enter the market for domestic long distance utilizing our network.

The Department of Telecommunications retains the right to revoke our license after giving one month’s notice to us. The Department of Telecommunications also retains the right, after giving notice to us, to modify the terms and conditions of our license at any time if in their opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. A revocation of the license or a change in significant terms of the license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity could limit our ability to operate particular lines of our business or result in increased costs in the form of increased license fees or costs associated with applying for new licenses, or contesting limitations on our licenses.

We provide our Internet services in Delhi and Mumbai under separate non-exclusive license agreements. These licenses were granted in November 1998 for an initial period of 15 years. In addition, our wholly owned subsidiary, Millennium Telecom Limited, provides Internet access services throughout India under a license granted in 2000 for an initial period of 15 years.

Delhi.    According to the government of India’s provisional 2001 population census data, Delhi had a total population of approximately 12.8 million. In addition to being India’s political capital, Delhi has the highest per capita income of all the states in India. Delhi has a high concentration of service and manufacturing industries and houses the central government, the head offices for many major public sector enterprises, embassies, high commissions and various government missions and development agencies.

Mumbai.    The city of Mumbai, the financial capital of India and the capital of the State of Maharashtra, is India’s most populous city, with a population of approximately 16.4 million according to the 2001 census data. Mumbai accounted for 36% of India’s income tax contributions in fiscal 2000.

Strategy

Key elements of our strategy include the following:

•	Expand GSM Cellular and CDMA Mobile Services in Delhi and Mumbai. We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, currently have an installed capacity of 225,000 GSM cellular connections in each of those cities and currently intend to add 400,000 connections in each of Delhi and Mumbai. We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base. In addition, we have launched lower-cost CDMA-based limited mobility mobile services in each of Mumbai and Delhi, currently have approximately 56,400 subscribers and are planning to achieve an installed capacity of 550,000 CDMA connections (most of which are to employ the more advanced CDMA 2000 1X technology) in each city. We believe that this new mobile service enables us to target a wider customer base that is more price sensitive than GSM customers and that does not require India-wide and international roaming facilities. We intend to compete effectively in these growing markets by providing high quality service at affordable rates.

•	Focus on Customer Service. In order to strengthen the loyalty of our customers, attract cellular subscribers and improve our competitive position, we have a program to improve customer service and become more responsive to the needs of our subscribers. We have introduced improved bill collection and payment procedures (including bill payment over the Internet and via credit card), opened 21 Tele-marts at which most subscriber services are available, introduced telephone directories on the Internet and on CD-ROM and implemented a customer service management system. We have also introduced a co-branded credit card with American Express Bank that enables our customers to receive a discount on their annual billings. Our customer service management system enables our staff to provide customers with access to a range of “on-line” services, including registration for new telephone lines, changes of address and issuances of bills, and allows us to monitor complaints from a single point of contact. We have identified high usage “commercially important persons” and are employing efforts to strengthen our relationship with these subscribers.

•	Further Develop and Modernize our Network. We intend to continue to invest in expanding and upgrading our network to improve the quality of service. We also plan to continue to add tandem switches in Delhi and Mumbai, expand an overlay data network, implement synchronous digital hierarchy technology and improve local access in both markets. We are continuing to implement fiber-in-local-loop and wireless-in-local-loop technologies where appropriate, including “CorDect” technology, a wireless-in-local loop technology developed in India. Through expansion and modernization of our network, we seek to improve the capacity of our network, reduce network failure rates, improve call completion rates and decrease average waiting time for new lines as well as support our Internet and value-added services.

•	Selectively Target International Opportunities. We plan to selectively target additional expansion opportunities outside India where we can leverage our expertise and relationships. Our Nepal joint venture, United Telecom Limited, recently commenced wireless in local loop services as the first private-sector telecommunications operator in that country. We have also been awarded a license to provide basic and international long distance service in Mauritius and plan to bid for a cellular license there as well. Along with Telecommunications Consultants India Limited, we have made a bid for a majority interest in Malawi Telecom Limited. We are examining several other international opportunities at this time.

•	Enter New Regions for Basic Services. We intend to leverage our expertise and experience as the dominant provider of basic telecommunications services in Delhi and Mumbai by providing basic services in other areas throughout India. We have applied for licenses to provide basic services in ten additional telecommunications circles that we believe offer attractive growth opportunities.

•	Expand Internet Services. We commenced our Internet service provider operations in February 1999 with an initial network capacity to support up to 5,000 subscribers in each of Delhi and Mumbai. As of March 31, 2003, we had approximately 57,000 Internet access subscribers. We intend to further increase capacity in each city in fiscal 2004.

•	Enter the Market for Domestic Long Distance Services. We have applied for a license to enter the market for domestic long distance services, which has been opened for competition. We are exploring several options by which we may enter this market, including forming a joint venture with one or more partners.

•	Enhance Value-added Services. We provide our subscribers with value-added services such as call-waiting, call-forwarding, wake-up calls, absent subscriber service and caller identification at no charge or for a nominal fee. We also provide our Intelligent Network services to subscribers, which include our calling card services, a toll-free calling service, a premium rate “0900” number service and a televoting service. We also provide high speed data transmission services using integrated services digital network technology, which allows simultaneous high speed transmission of voice, data and images. We intend to implement asymmetric digital subscriber loop technology using asynchronous transfer mode technology in both Delhi and Mumbai. We expect that our value-added service offerings will increase use of our network, enhance overall customer satisfaction and provide new sources of revenue. We provide voice mail service in Delhi.

BUSINESS OVERVIEW

Services

Our primary business is providing basic telecommunications services in Delhi and Mumbai, which include:

•	basic fixed-line access in Mumbai and Delhi;

•	public call offices, which consist of both manned offices where people can make local, long distance and international calls, and coin operated telephone booths;

•	value-added telephone services such as call-waiting, call-forwarding, wake-up calls, absent subscriber service (informing callers that the subscriber is unavailable) and caller identification;

•	mobile and fixed-wireless services based on CDMA technology;

•	high speed data transmission;

•	interconnection with domestic international long distance carriers and with basic and cellular operators in Delhi and Mumbai;

•	leased line services;

•	telex; and

•	Intelligent Network services.

We also provide:

•	GSM cellular services (including value-added services) in Delhi and Mumbai; and

•	Internet access services.

Basic Access.    Our subscribers are provided basic fixed-line access, which consists of installation and provision of basic voice telephony services. Rental charges include maintenance of connections between a subscriber’s premises and our network, 30 pulses of calls per month as well as the use of a basic handset (although subscribers may elect to buy their own handset and have their installation charges reduced accordingly).

Local, Domestic Long Distance and International Calls.    We provide local telephone services in Delhi and Mumbai as well as domestic and international long distance through our connectivity with Bharat Sanchar Nigam Limited’s domestic long distance network and Videsh Sanchar Nigam Limited’s international gateways. We derive revenues from tariffs we collect on local, domestic long distance and international calls that originate on our network. Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls. Usage is measured by pulses, which are time-based units of measure, metered at the relevant exchanges. A set of pulse durations is established for each category of calls (i.e., local, domestic long distance or international long distance), and within each category, pulse durations vary depending on one or more of the following factors: call distance; time of day; type of network on which the call is terminating (i.e., fixed, GSM cellular or CDMA mobile); destination country (for international long distance only); subscriber plan (for local calls only); and whether the call is within a circle or between two different circles (for domestic long distance only). We estimate that, based on recent sample data, local calls constitute approximately 70% of our total pulses, while domestic long distance and international calls constitute approximately 22% and 8% of our pulses, respectively. We are focused on increasing call volumes by promoting use of our value-added services and the use of long distance services. We also seek to enter the market for domestic long distance services, which was recently opened for competition. We have applied for a license to enter the international long distance service market; the application is currently pending.

Public Call Offices.    In addition, we provide both coin-operated and franchised public call offices. At March 31, 2003, public call offices accounted for 4.44% of our total access lines in service. The coin-operated public call offices offer only local call service, while the franchised public call offices offer local, domestic long distance and international call services. We pay a commission to the franchisees amounting to 40.0% of the tariffs charged by the franchisee on local calls and 20% of the tariffs charged by the franchisee on domestic long distance and international calls. The franchisees charge the same tariffs we do for these services. For coin-operated public call offices, our tariff for local calls is fixed at Rs.1.00 per pulse, which is lower than our highest rate of Rs.1.20 per pulse charged to our fixed-line customers. We plan to continue to increase the number of public call offices in the future.

Value-Added and Other Services.    We provide our subscribers with value-added services such as:

•	call-waiting (for free);

•	voice mail (for free);

•	call-forwarding (for a monthly charge);

•	wake-up calls (for a per-call charge);

•	absent subscriber services (for a monthly charge); and

•	caller identification (for a monthly charge).

These services are available over approximately 95% of our network, with the exception of voice mail service which is currently available only in Delhi. We also earn revenues from:

•	the transfer of registration of a telephone connection from one subscriber to another;

•	shifting a subscriber’s telephone connection upon a change of address;

•	reconnecting a subscriber’s telephone connection that had been disconnected;

•	operator-assisted calls; and

•	directory services on CD-ROM.

We have been introducing our Intelligent Network services over our entire network in the past year which, at present, include:

•	calling card services;

•	a toll-free calling service;

•	a premium rate “0900” number service; and

•	a televoting service.

GSM Cellular Services.    In February 2001, we launched our cellular mobile services using GSM technology (the European and Asian standard for digital cellular telephony) in Delhi and Mumbai under the brand name Dolphin and as of March 31, 2003 had 291,917 GSM cellular subscribers. We provide national roaming facilities for our GSM cellular customers through the networks of Bharat Sanchar Nigam Limited and the private cellular operators outside Mumbai and Delhi and international roaming facilities with 42 operators in 32 countries, and we are working to establish roaming facilities for our customers in a total of 154 countries. As of March 31, 2003 we had installed networks with a capacity of 225,000 GSM cellular connections in each of Delhi and Mumbai and currently intend to expand the capacity of each of those networks by 400,000 GSM cellular connections. In addition, we introduced pre-paid GSM cellular services under the Trump brand in each of Delhi and Mumbai in fiscal 2002.

CDMA Fixed Wireless and Mobile Services.    In May 1997, we began implementing wireless-in-local-loop services using CDMA technology for fixed wireless and mobile operations on a commercially experimental basis with a single exchange and capacity for 1,000 subscribers in Delhi. Wireless-in-local-loop services use wireless links from a local exchange in place of conventional cables. Two types of service are provided. One type employs a handset that is fixed to a subscriber’s premises for “fixed wireless” service, while the other employs a mobile telephone for “mobile” or “limited mobility” services.

We have since upgraded our CDMA equipment and receiving stations and, in October 1999, we opened subscriptions for up to an additional 9,000 CDMA mobile and fixed wireless connections in Delhi and dedicated 40% of these connections for fixed wireless. The capacity was subsequently increased to approximately 150,000 lines in each of Delhi and Mumbai. At March 31, 2003, we had approximately 56,400 operational CDMA mobile connections and approximately 30,800 operational fixed wireless connections. We are in the advanced stages of awarding contracts to expand our CDMA capacity by an additional 400,000 in each of Delhi and Mumbai. These new connections will employ the more advanced CDMA 2000 1X technology, which can provide subscribers high-speed data transmission capabilities and greater access to value-added services. Our CDMA mobile service offers only limited mobility within Delhi and Mumbai, and currently we are not permitted to offer roaming facilities on this service.

Our CDMA fixed wireless service is provided on the same terms as our fixed-line service, with the same subscriber facilities and subscriber tariffs and charges. As such, CDMA fixed wireless is a substitute for fixed-line access. Fixed wireless allows us to enhance basic service penetration, provide quicker installation and cover areas where the installation of cable would not be economical.

Our CDMA mobile service is marketed under the brand name Garuda. We believe that our GSM cellular and CDMA mobile services businesses currently complement each other more than they conflict with each other. Our GSM cellular subscribers are able to use their mobile phone throughout India and much of Asia and Europe. Our CDMA mobile services are targeted at a different group of subscribers, who seek only limited mobility and few if any value-added services. Because usage charges for CDMA mobile services are generally significantly lower than for GSM services, we believe that our CDMA mobile services allow us to capture the market for subscribers that benefit from limited mobility but that are unwilling or unable to pay the higher GSM fees for wider roaming privileges and access to value-added services. Nevertheless, we cannot assure you that CDMA mobile telephony in India will not become more competitive with GSM cellular services.

Although the Telecom Dispute Settlement Appellate Tribunal has recently upheld the provision of CDMA-based mobile services by the basic service providers and us, private cellular operators may continue to challenge the tribunal’s decision in the Supreme Court of India. If the Supreme Court rules in favor of the challengers, then we may be required to suspend our CDMA mobile operations or pay higher license fees or both.

Internet Services.    We commenced our Internet service provider operations in February 1999 with initial equipment capacity to support up to 5,000 subscribers in each of Delhi and Mumbai. We experienced significant demand for this service and have since expanded our Internet services capacity to support up to 35,000 subscribers in each of Delhi and Mumbai. We plan to expand our capacity to support up to 50,000 subscribers in each city in fiscal 2004. As of March 31, 2003, we provided our Internet services to a total of approximately 57,000 subscribers in Delhi and Mumbai.

We also enable our customers to access the Internet without having to subscribe for Internet service. They can access the service and later be billed on the basis of calling line identification usage. The number of customers who use this service is much higher than the number of Internet subscribers we have.

We have formed a subsidiary, Millennium Telecom Limited. On October 6, 2000, Millennium Telecom was granted a license to provide Internet access services throughout India for an initial period of 15 years.

High Speed Data Transmission.    We provide narrow-band ISDN services that allow subscribers to send high speed data, make telephone calls with high quality voice transmission and hold desktop video conferences over a single line. In the past, the development of independent networks for a variety of services (such as voice, telex, packet-switched data and leased lines) made each of them relatively expensive. ISDN technology allows a wide range of data services to be made available to the subscriber through a single connection and at a reduced cost. We believe these high speed data transmission products will help us to attract high usage subscribers. We introduced narrow-band ISDN services in August 1996, and, at March 31, 2003, we had approximately 19,172 subscribers to this service. We are currently experiencing increased usage of our ISDN services due to our revision of our tariff structure which determines charges based on the amount of a subscriber’s use of this service.

We also offer data communications services through our packet switched data network. This service allows the transmission of data on standard international data protocols and access via dedicated lines or dial-up facilities. We plan to offer ADSL and ATM technology to improve our fixed-line and high speed data transmission services in both Delhi and Mumbai. ADSL means asymmetric digital subscriber loop, a technology that allows combinations of services including voice, data technology and one-way full motion video to be compressed and delivered over existing copper cables. ATM means asynchronous transfer mode, a technology that permits switching and transmission of voice, data and video at high speed. We expect to experience significant demand for these high speed data services from large corporate, financial, media, public service and educational institutions. We have launched the tender process for equipment for our ADSL services in Delhi and Mumbai. This equipment will allow users of our ADSL services to download data at speeds of up to 6 mbps and to upload information at speeds of up to 76.8 kbps.

Interconnection.    We connect our network with Bharat Sanchar Nigam Limited and have entered into interconnect agreements with certain other domestic long distance service carriers to provide our customers with domestic long distance service. We connect our network with Videsh Sanchar Nigam Limited and have entered into interconnect agreements with certain other international long distance carriers to provide our customers with international long distance service. We connect our network with the other basic and cellular operators in Mumbai and Delhi to offer our customers comprehensive access in our coverage areas. The terms and conditions of our interconnect arrangements are governed by regulations of the Telecom Regulatory Authority of India and interconnect agreements that we have with many of these other operators. The Telecom Regulatory Authority of India is also responsible for ensuring technical compatibility among operators. Effective May 1, 2003, under the authority’s new interconnection usage charges regulation, interconnect charges have been established for all major types of interconnection based on a “calling party pays” principle. See “—License Fees and Network Utilization/Interconnection Arrangements” and “—Telecommunications Regulation in India. “

Leased Line Services.    We provide point-to-point leased line services for local, domestic long distance and international connectivity. Subscribers can use our leased lines to assemble their own private networks between offices within Delhi and Mumbai or together with Bharat Sanchar Nigam Limited, between Delhi and Mumbai and to other Indian cities. Leased line services can be used for voice and data transmission at various bandwidths. In addition, we earn revenues from leasing circuits to cellular operators in Delhi and Mumbai to interconnect their networks to our network. At March 31, 2003, we had approximately 41,029 leased line subscribers. We have experienced increased demand for these services and expect demand to increase further in the near future.

Telex Service.    At March 31, 2003, we had approximately 1,782 telex subscribers. With the expansion and modernization of our network, telex is being replaced by facsimile, currently the most frequently used means of text communication in Delhi and Mumbai. Although we expect to continue to provide telex services in the future, we expect total demand to continue to decline.

Technologies and Services under Development.    We have begun to offer customers the ability to create “virtual private networks.” These systems employ user-specific hardware and software to provide high usage subscribers with the functional equivalent of a seamless dedicated private national and international voice and data network. Virtual private network features are similar to multiple-site private networks, but use our network’s resources. The economies of scale available from our network, both in switching and transmission, allow virtual private networks to be cost effective compared with private networks.

Telecommunications Services in Other Countries

We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships. United Telecom Limited, a joint venture involving us (26.68%), Telecommunications Consultants

India Limited (26.66%), Videsh Sanchar Nigam Limited (26.66%) and Nepal Ventures Private Limited (20%), recently commenced wireless in local loop services as the first private-sector telecommunications operator in that country. We have also been awarded a license to provide basic and international long distance service in Mauritius and plan to bid for a cellular license there as well. Through a Mauritius subsidiary, we intend to begin the build out of our network there soon. Along with Telecommunications Consultants India Limited, we have made a bid for a majority interest in Malawi Telecom Limited. We are examining several other international opportunities at this time. We invested Rs.183 million in fiscal 2003 on the Nepal venture, and expect to make capital expenditures in respect of the Mauritius operations in fiscal 2004.

Tariffs and Other Customer Charges

Fixed-Line Services

Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls. Usage is measured by pulses, which are time-based units of measure, metered at the relevant exchanges. Pulses vary, depending on one or more factors. Local call pulse duration depends upon the type of network on which the call is terminating (i.e., fixed, GSM cellular or CDMA mobile) and the subscriber plan chosen, while domestic long distance call pulse duration depends upon the call distance, time of day, type of network on which the call is terminating and whether the call is within a regional circle or between two circles. International call pulse duration varies depending upon the country of destination and time of day. For operator assisted domestic and international calls, a slab system of tariffs applies which differs depending upon the speed at which the call is completed. The subscriber is billed at a fixed price per pulse that depends upon the subscriber plan chosen and usage volume (low usage customers are offered a lower price per pulse). We currently offer four fixed-line plans, tailored to meet the needs of different user profiles. One of the four plans is the standard plan, which, under Telecom Regulatory Authority of India regulations, we are required to offer all customers and the terms of which the authority establishes.

For fixed-line services, customers also pay access charges consisting of a one-time refundable security deposit, installation charges and monthly subscription/rental charges.

We have adopted a policy not to reduce our basic tariffs and related charges unless in a response to tariff reductions by competitors. However, since the 1999 tariff order, the Telecom Regulatory Authority of India has in several stages significantly reduced tariffs on domestic and international long distance calls. Most recently, effective May 1, 2003, the authority reduced by 50% off-peak rates for domestic long distance calls that range between 200 and 500 kilometers, and effective March 7, 2003, the authority reduced by 47.8% the peak calling rates for domestic long distance calls of greater than 500 kilometers. Effective July 20, 2002, international long distance call rates were reduced by about 40%. Because we retain the remainder of prices of domestic and international long distance calls originating on our network, net of interconnect charges, by lowering long distance rates the tariff reductions have reduced the revenue we receive per call. While these rate reductions have been part of a “rebalancing” effort aimed at reducing cross-subsidization between long distance (historically priced at a premium) and local calls (historically subsidized) by at the same time phasing out subsidization of local calls, the negative impact of the long distance rate reductions have to date outweighed any positive impact of other aspects of the tariff rebalancing effort. Also effective May 1, 2003, as part of its effort to reduce subsidies, the Telecom Regulatory Authority of India changed the standard plan that we must offer all customers by increasing monthly rentals for basic services by 12% from Rs. 250 to Rs.280, reduced the local call pulse duration (for calls made to fixed and fixed wireless lines) from three minutes to two minutes and the number of free monthly call pulses from 75 to 30.

GSM Cellular Services

We offer our GSM cellular subscribers in Delhi and Mumbai a choice of several plans, tailored to meet the needs of different user profiles. One of the plans is the standard plan, which, under Telecom Regulatory

Authority of India regulations, we are required to offer all customers and the terms of which the authority establishes. Generally, in addition to call charges for local and long distance calls, our plans include the following types of charges: refundable, non-interest bearing security deposit; installation charges; monthly rental charges; and airtime charges. Effective May 1, 2003, with the adoption by the Telecom Regulatory Authority of India of the interconnection usage charge regulation and the “calling party pays” principle, charges for incoming cellular calls (other than any roaming charges) have been eliminated. In addition, we provide the following value-added services free to all our GSM cellular subscribers:

•	roaming between Delhi and Mumbai;

•	call forwarding/divert;

•	call hold; and

•	call waiting.

However, airtime charges on use apply to these services. In addition, we offer our GSM cellular subscribers the following value-added services for a fee:

•	national roaming (for Rs.60 per month);

•	caller identification (for Rs.50 per month);

•	voice mail (for Rs.100 per month or Rs.2 per minute on message retrieval); and

•	short message service (Rs.0.80 per outgoing message, incoming messages are free).

In fiscal 2002, we introduced pre-paid GSM cellular services under the brand name “Trump” in Delhi and Mumbai. This market is also highly competitive, with rates changing with market conditions.

Other Services

For CDMA mobile services, including the use of a CDMA handset, our subscribers are charged a refundable security deposit, a monthly charge and a monthly handset rental, in addition to airtime charges. We have not charged users for incoming calls. We offer our CDMA mobile subscribers a choice of several plans, tailored to meet the needs of different user profiles. One of the plans is the standard plan, which, under Telecom Regulatory Authority of India regulations, we are required to offer all customers and the terms of which the authority establishes.

For access to narrow-band ISDN services, we charge our subscribers a monthly rental and no registration fee. Subscribers can also have primary rate access for an initial fee of Rs.45,000. Usage charges for local, domestic long distance and international calls are the same as for the basic fixed-line telephone.

Tariffs charged by public telephone operators for telephone usage are at a fixed rate of Rs. 1.20 per pulse, with long distance pulse durations varying depending upon the distance, the time of the day and whether it is a holiday. Tariffs for coin payphones are set at a flat rate of Rs. 1.00 per call for local calls.

The Telecom Regulatory Authority of India has not implemented any tariff restriction with respect to the provision of Internet services, with the exception of the provision of a small number of Internet leased circuits. Internet service providers are required to report their tariff charges, however.

Our Internet customers pay regular local call charges while online in addition to fees for Internet access.

We do not charge any registration fees for our Internet access services. Our Internet access fees have been falling considerably in response to competitive pressures. Internet users do not have to subscribe for Internet services. They can access the service and later be billed on the basis of calling line identification usage.

Subscribers for point-to-point leased line services are charged an annual fee based on the type of service offered, the distance between the points and the duration of the lease entered into by the subscriber.

License Fees and Network Utilization/Interconnection Arrangements

Basic License Fees

Under our previous arrangement with the Department of Telecommunications, the license fee for providing basic services was fixed at Rs.900 per access line in service. This arrangement expired on March 31, 2000. In the absence of any new arrangement with the Department of Telecommunications, we continued to pay license fees in fiscal 2001 on the same terms as our previous arrangement. On April 9, 2001, the Department of Telecommunications communicated that the annual license fee will be revised and shall be payable at 12% of adjusted gross revenue from basic telephone service effective from August 1, 1999, as applicable to private operators from that date. On September 5, 2001, the Department of Telecommunications amended its position and indicated that the date from which the revised license fees will be payable will be notified later. However, in the absence of an agreement for payment of license fee and any clarification from Department of Telecommunications to date, we have paid license fees on the revised basis communicated by Department of Telecommunications for fiscal 2002 and fiscal 2003. As a result of this the license fees charge has increased substantially.

Cellular License Fees and Spectrum Allocation Charges

Each Indian cellular service provider operating in top-tier circles, including us, currently pays a cellular license fee of 12% of adjusted gross revenues received from its cellular services plus spectrum charges of 2% of adjusted gross revenues for up to 4.4 MHz of spectrum allocation and 3% of adjusted gross revenues for spectrum allocation of up to 6.2 MHz.

CDMA License Fees and Spectrum Allocation Charges

In August 2003, the Telecom Dispute Settlement Appellate Tribunal upheld the validity of CDMA-based fixed wireless and mobile services. The tribunal has also directed the Telecom Regulatory Authority of India to impose appropriate additional license fees and spectrum charges with respect to CDMA operations, in order to avoid conferring upon the CDMA operators an advantage over GSM cellular operators through lower license fees and spectrum charges. This decision may be appealed to the Supreme Court of India.

New Interconnection Usage Charges Regulation

Effective May 1, 2003, under the Telecom Regulatory Authority of India’s new interconnection usage charges regulation, interconnect charges have been established for all major types of interconnection. Under this regulation, we are entitled to specified interconnection revenues with respect to incoming calls from operators that are linked to our network, and can be required to make specified payments in respect of outgoing calls from our network into another operator’s network. For this reason, this regulation is said to be based on the “calling party pays” principle. As a result of this regulation, for the first time, we are accruing interconnect fees payable by Bharat Sanchar Nigam Limited in respect of the domestic long distance calls that come into our network from that company’s network. In addition, as a result of related tariff changes, we no longer charge cellular or CDMA-based mobile users for incoming calls, as we are now entitled to interconnect payments from the caller’s service provider. The terms of all interconnect agreements are subject to the interconnect charges specified in the regulation.

Network Utilization—Bharat Sanchar Nigam Limited

Under our previous arrangement with Bharat Sanchar Nigam Limited, we paid network utilization charges to that company as a fixed percentage of the amount of usage and other charges billed to our customers for our services. Our network utilization arrangement with Bharat Sanchar Nigam Limited expired on March 31, 2001. For fiscal 2002 the interconnection charges on domestic long distance and international long distance calls were accrued on the basis of the rates payable by other basic service operators in the country, and for fiscal 2003 the interconnection charges on domestic long distance calls were again accrued on the basis of the rates payable by the other basic service operators in the country. Since beginning of fiscal 2003, we have been accruing international long distance calls on the basis of interconnect agreements that we signed with Videsh Sanchar Nigam Limited and others. To date no agreement for networking charges has been entered into which determines the basis of revenue sharing for incoming or outgoing domestic long distance or subscriber trunk dialing calls through interconnection with Bharat Sanchar Nigam Limited’s network.

We are in the process of negotiating network utilization and domestic long distance agreements with Bharat Sanchar Nigam Limited. We are responsible for collecting payments for calls from our subscribers and bear the risk of non-collection of these charges. Until the May 1, 2003 effectiveness of the interconnection usage charges regulation, we did not receive any payments for calls coming into our network from Bharat Sanchar Nigam Limited’s network. We have also signed interconnect agreements with several private-sector domestic long distance service providers, but to date still rely on Bharat Sanchar Nigam Limited for substantially all of our domestic long distance interconnection.

The following table indicates, on a revenue-sharing basis, how we accrued amounts owed to Bharat Sanchar Nigam Limited for specified business activities in fiscal 2002 and 2003:

			Shares of Revenues
			MTNL	Bharat Sanchar Nigam Limited
1.	Telephone rental and calls(1)
	(a)	Installation and monthly rental	100%	—
	(b)	Local and domestic long distance calls	* per arrangement with basic service operators
	(c)	Phonograms (telegrams booked via telephone)	—	100%
	(d)	Miscellaneous income(2)	100%	—
2.	Operator-assisted calls		66.7%	33.3%
3.	Telex
	(a)	Rental	100%	—
	(b)	Call charges gatex (international telex)	50%	50%
	(c)	Telexograms (telex booked via telephone)	—	100%
	(d)	Miscellaneous income(2)	100%	—
4.	Leased line circuits (long distance)		40%	60%

(1)	Includes revenues from value-added services.
(2)	Includes revenues from telephone accessories, reconnection or replacement charges, transfer of a telephone registration from one subscriber to another and shifting a telephone connection for a subscriber.

In fiscal 2002 and 2003, the basic service operators paid an access charge of Rs. 0.48 per pulse for domestic long distance calls. This is the rate we accrued charges owed to Bharat Sanchar Nigam Limited for domestic long distance calls that originated on our network. We no longer pay charges to Bharat Sanchar Nigam Limited for local calls in our network.

In fiscal 2002, the basic service operators paid an access charge of Rs.0.66 per pulse for international long distance calls. This is the rate we accrued charges owed to Bharat Sanchar Nigam Limited for international long distance calls that originated on our network. We did not pay interconnect fees directly to Videsh Sanchar Nigam Limited for international long distance charges prior to fiscal 2003.

In fiscal 2001, for all local and domestic and international long distance calls originating on our network, we paid 25% of our revenues to Bharat Sanchar Nigam Limited.

International Long Distance Interconnect Arrangements

In 2002 and 2003, we entered into interconnect agreements with several international long distance carriers, including Videsh Sanchar Nigam Limited. These agreements took effect on April 1, 2002, and as a result, we accrued interconnect charges on international long distance calls on the basis of the agreed rates and no longer make payments to Bharat Sanchar Nigam Limited in respect of international long distance calls originating on our network. These agreements provide for payments by the international long distance operators for incoming calls, in addition to payments by us for outgoing international long distance calls. Although we have signed interconnect agreements with several international long distance carriers, we continue to rely on Videsh Sanchar Nigam Limited for substantially all of our international long distance interconnection.

Interconnect Arrangements with Other Cellular and Basic Service Providers in Mumbai and Delhi

We have entered into interconnect agreements with the other cellular and basic service providers in Mumbai and Delhi to formalize our network integration with them. In addition to usage-based interconnect charges, each cellular operator in Delhi and Mumbai pays us an annual fee for lines leased from us to connect to our network.

Customers and Customer Service

We classify our subscribers by use level and estimate that in last two months of fiscal 2003, approximately 30% of our access lines in service accounted for 73% of our call revenue. The following table sets forth certain information with respect to our subscribers for the final two months of fiscal 2003:

	Average number of subscribers per segment as a percentage of total subscribers	Average call revenue per segment as a percentage of all metered calls
Subscriber segments
(use of pulses on a bi-monthly basis)
0-100	12.12	0.37
101-500	36.02	10.82
501-1,000	21.33	16.19
1,001-2,000	19.77	23.68
2,001-5,000	8.77	27.38
Greater than 5,000	1.98	21.57

Our general marketing strategy is to stimulate demand for telephone services in order to increase average usage and revenue per line in service. We have identified high usage subscribers as “commercially important persons” and are taking initiatives to strengthen our relationship with these individuals. These initiatives include regular visits and conducting surveys to obtain feedback and determine client-specific needs and introduce value-added services tailored to commercially important persons. Also, in certain areas we have constructed a digital local loop network with better quality transmission dedicated for use by commercially important persons. Some of the commercially important persons are also being connected to our network via fiber-in-local-loop technology. We also use print advertising to educate the general public about our telephone services and other value-added services.

No single subscriber accounted for more than 5% of our revenues in fiscal 2001, 2002 or 2003. Government of India entities in the aggregate constitute the largest user of our services. We deal, however, with the various departments and agencies of the government of India as separate subscribers and the provision of services to any one department or agency does not constitute a material part of our operating revenue.

Our subscribers are billed by mail or courier once every billing period. Subscribers with access to long distance service are billed monthly; subscribers with access to local services only are billed bi-monthly. We have introduced four billing cycles in respect of each billing period which enables us to bill different subscribers at different times in the billing period. Cycle billing reduces the burden on the billing system at any particular time of the month and provides more consistent cash flow.

Billing is computerized and processing takes place at decentralized bill processing facilities in Delhi and Mumbai for ease of operation and better handling of customer complaints. A subscriber can inquire by an automated telephone service or at one of our customer service centers to determine the amount of his bill. Payment may be made by mail or at a collection center such as a national bank, a customer service center or at a mobile van which we operate. Payments may also be made under our voluntary deposit scheme, where customers set up an interest bearing deposit with us, or under our electronic clearance system, where payment is directly debited from the subscriber’s bank account. We have also introduced a program through which subscribers can pay bills through the Internet or at any of our Tele-mart centers. We allow subscribers to pay bills using a credit card and at the post office, and plan to allow subscribers to pay bills at local merchants and through other mechanisms to improve bill collection and remittance. We have also introduced a co-branded credit card with American Express Bank. Subscribers that give standing instructions for payment of their bills with this card receive a 1.7% discount on their annual billings from us.

We have developed our billing system jointly with Tata Consultancy Services in Delhi and Mumbai. This billing system is a part of a customized software program known as a “customer service management system.” The billing system is an integrated revenue billing system which includes pre-connection and post-connection services, accounting, billing collection and access to subscriber records. Other benefits of this system are one point data capture for all subscribers, increased efficiency and reduction of lead time to process queries. This system enables our staff to handle, at a single point of contact, various activities “on-line such as registration of a new telephone connection, change of address and category, issuance of work orders, issuance of duplicate bills, requests for transfer of telephone for domestic long distance and international connectivity, collection of payments of bills, status of outstanding bills, and monitoring of subscriber complaints.

Payment is due within 21 days from the date of issue of the bill. If the charges are not paid on time, we generally give a reminder by telephone after the due date, cut off outgoing service after 45 days and cut off all service after 60 days of the date of issue of the bill. Subscribers with large amounts overdue may have their telecommunications services terminated earlier. Subscribers are charged a surcharge on amounts overdue after 21 days (with maximum surcharge being Rs.4,000) and a reinstatement fee of Rs.100.

We provide operator assisted services, including value-added products such as wake-up calls, as well as operator connected and reverse charge calls to all of our subscribers. In addition, we provide free operator assisted directory services. Our strategy is to continue to enhance the level of subscriber satisfaction by increasing access to operators and improving the quality of subscriber interface, while also improving operational efficiency and productivity. In March 1999, we published a Delhi directory, and we published a Mumbai directory in February 2000. Both of these directories are available free of charge on our website. We have recently introduced directory information on CD-ROMs, which are available for Rs.50 each, as well as an on-line directory inquiry service which is available to telephone users with personal computers and communication software.

In order to address subscriber disputes more quickly, we regularly hold telephone “adalats,” or courts. These adalats are presided over by our senior management and, although their judgments are non-binding, we have resolved a large number of disputes at these adalats. We also hold “open house” sessions to obtain feedback from subscribers, enabling us to take steps to improve customer service. Our service centers also provide various types of services such as registration for new connections, shifting telephone connections, billing information and collection of bill payments. At March 31, 2003, we had 49 customer service centers in Delhi and 78 in Mumbai. Generally, three to five employees provide these services in each center.

Insurance

We maintain comprehensive insurance in the amount of approximately Rs.76 billion (US$1.6 billion) for our assets, primarily buildings and equipment and the market value of our inventories. Our insurance is held under policies which are renewable annually. The majority of our insurance policies are renewed in April of each year. We do not anticipate having any difficulty in renewing our insurance policies and believe our insurance coverage is reasonable and consistent with industry standards in India.

Competition

One of the primary objectives of the 1999 telecom policy is to encourage competition within India’s telecommunications industry. Accordingly, we will encounter increased competition in each of our markets as existing and additional service providers actively seek to penetrate these markets through the introduction of high quality products and services.

The 1999 telecom policy allows the Department of Telecommunications to license, at its discretion, multiple additional basic and cellular service providers in any service area. Tata Teleservices Limited and Reliance Infocomm Limited are currently competing with us in the market for basic services in both Mumbai and Delhi, and Bharti Telenet Limited is also competing with us in the basic services market in Delhi. All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Bharti Telenet, low-cost CDMA mobile and fixed wireless technology. With approximately 73% of our call revenue having been derived from approximately 30% of our access lines in service (last two months of fiscal 2003), we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers.

We have sought to expand our basic service operations into ten additional circles throughout India, where we would experience significant competition from Bharat Sanchar Nigam Limited, the incumbent basic telecommunications operator in India outside of Delhi and Mumbai, as well as from private operators in those markets, some of which are joint ventures between international telecommunications providers and domestic entities. The Department of Telecommunications has not yet moved upon our January 2001 application for a license to operate in these ten circles.

We experience significant and growing competition in the market for GSM cellular and Internet services. Bharti Cellular Limited and Hutchison Essar Telecom Limited, which offer GSM services under the brand names Airtel and Hutch, respectively, have been servicing the Delhi market since 1995. In Mumbai, Hutchison Max Telecom Limited, which offers GSM service under the brand name Hutch, and BPL Mobile Limited have been servicing the cellular market since 1995, and Bharti Cellular commenced cellular operations there in July 2002. All of these service providers enjoy significant penetration in these markets, have established brand names and have more experience operating a cellular network than we do. In addition, the Birla Group, Tata Group and AT&T have combined their cellular operations into one business, Idea Cellular Limited, which has begun operating in the Delhi market, among other places. Cellular operators also face significant competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

We commenced providing our Internet services in Delhi and Mumbai in February 1999. The competition among Internet service providers throughout India is intense with approximately 145 licenses for providing Internet services issued as of March 31, 2003.

There has been significant consolidation in the telecommunications industry in India. For example, the Birla Group, the Tata Group and AT&T have combined their interests in GSM cellular operators into one business, and the Tata Group, which controls Tata Teleservices, acquired a controlling interest in India’s dominant international long distance carrier, Videsh Sanchar Nigam Limited, and Tata Teleservices has acquired Hughes Tele.com, a basic service provider in Mumbai. We expect the trend toward consolidation to continue, resulting in larger, more diversified competitors in the Indian market.

Our revenues from international calls are adversely affected by competition from “call-back” services. Call-back services were officially declared illegal by the Ministry of Communications in July 1995. Nevertheless, the volume of international calls made from India through call-back services has continued to grow.

On August 13, 2000 the Indian government published guidelines for the opening of the market for domestic long distance to competitive private operators. We are exploring the possibility of entering this market and expect that we would encounter significant competition from private service providers and from Bharat Sanchar Nigam Limited, the incumbent domestic long distance service provider in India. We have also applied for a license to enter the international long distance business. We expect to experience significant competition in the international long distance market from Videsh Sanchar Nigam Limited and from private operators such as Bharti Telesonic Limited and the Reliance Group, both of whom have announced their intention to enter this market.

Increased competition has kept and will likely continue to keep downward pressure on prices and has required and will likely continue to require us to increase our capital investment to improve and expand our services. These developments, in turn, have had and may continue to have a negative impact on our profitability. In the tariff order, no minimum tariff levels are specified and service providers have the flexibility to determine the tariff below the maximum levels. Our board of directors has determined not to reduce fixed line tariffs unless such a reduction is in response to a tariff reduction by a competitor. However, the Telecom Regulatory Authority of India may prescribe minimum tariffs or prohibit providers from reducing tariffs in response to competition. Additionally, the tariff order prescribes tariffs based on the estimated cost to provide particular services. These estimates and corresponding tariffs may not accurately reflect our actual costs.

In order to compete with other basic and cellular operators and Internet service providers, we are increasingly focused on the timely introduction of new and improved products and services and pay increased attention to customer service. An inability to compete effectively would also damage our longer-term business prospects through loss of customers and market share.

Legal Proceedings

Except as described below and except with respect to regulatory proceedings described elsewhere, we are not currently a party to any material legal or arbitration proceedings or disputes.

We have been deducting license fees from our taxable income for income tax purposes. The Central Income Tax Authority of India has disallowed the license fee paid by us to the Department of Telecommunications for fiscal 1995 through 2001 as a tax deductible expense and has raised a demand for payment of taxes on increased taxable income relating to such expenses. The amounts demanded, including interest on account of disallowance for fiscal 1995 through 2001, are Rs.10.2 billion. Beginning April 1999, we have paid deposits totaling Rs 8.5 billion under protest, as part of the appeals process. These deposits have been accounted for as other receivables.

Re-assessment proceedings have also been initiated against us for fiscal 1994, which is currently being litigated by us. However, no additional demand has been made with respect to license fees paid to the Department of Telecommunications for fiscal 1994.

We have received orders from the Income Tax Authority for the payment of a 100% penalty on tax “evaded” on license fee disallowance for fiscal 1996. Penalty proceedings have been initiated against us for fiscal 1997 and 1998. In December 2000, the appellate authority upheld our appeal and cancelled the penalty for fiscal 1996. However, the penalty proceedings for fiscal 1997 and 1998 have not yet been concluded.

We believe that we have a valid defense to these claims. If we are unsuccessful in our defense, we may be required to take a charge for taxes, interest and penalties amounting to approximately Rs.27.7 billion from fiscal 1994 to fiscal 2003 and make additional cash payments of Rs.19.2 billion. If we are required to take a charge, our results of operations, financial condition and cash flow would be materially adversely affected. Until this matter is resolved, potential interest and penalties payable by us continue to accrue. We will receive interest on the amount deposited under protest to the tax authorities if the case is decided in our favor.

In August 2003, the Telecom Dispute Settlement Appellate Tribunal upheld the validity of CDMA-based fixed wireless and mobile services, after challenges from GSM cellular operators. The tribunal has also directed the Telecom Regulatory Authority of India to impose appropriate additional license fees and spectrum charges with respect to CDMA operations, in order to avoid conferring upon the CDMA operators an advantage over GSM cellular operators through lower license fees and spectrum charges. The authority’s decision with respect to adjustment of license fees and spectrum charges on CDMA operations may result in our paying significantly higher license fees and spectrum charges, including on a retroactive basis, as the CDMA operators, unlike the cellular operators, did not have to pay an entry fee to obtain the license and currently less in spectrum charges than the GSM cellular operators.

We recently received a demand from the Maharashtra state government for payment of sales tax on certain telecommunications revenues, mainly telephone rental charges, and received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon us. For more information, see “Financial Information—Significant Changes” and “Key Information—Risk Factors—Risks Relating to Our Business.”

Although the Telecom Dispute Settlement Appellate Tribunal decision has not yet been challenged, the decision may be appealed to the Supreme Court of India. If the Supreme Court rules in favor of the challengers, then we may be required to suspend our CDMA mobile operations or pay higher license fees or both. In addition, the tribunal imposed certain limitations on CDMA-based mobile services, including the use of techniques that would have allowed for limited roaming capability, that may limit the appeal of this service.

During the year the central income tax authority has added to our income the contributions made by the employees towards the general provident fund for the year ended March 31 2001, which had been retained by us. The amount of additional income tax demanded together with interest amounts to Rs.530 million for the year ended March 31, 2001. The demand is based on the amount retained by our Mumbai unit. The tax authorities have also requested the Company to ascertain the amount retained by our Delhi unit.

We filed an appeal with Commissioner Income Tax (Appeals) on March 4, 2003. We have deposited Rs.530 million under protest to the tax authorities as a part of the appeals process. This amount appears on our balance sheet as part of receivables.

We believe that we have a valid defense against the addition of such contribution to their taxable income. However, if we are unsuccessful in our defense we would be required to pay tax including interest amounting to Rs 3.2 billion on amounts retained from November 1, 1998 (the date of absorption of non executive employees) to March 31, 2003. We have not accrued any charge in respect of the above amount in our financial statements.

On October 4, 1999, Precision Electronics Ltd. brought claims for an aggregate of approximately Rs.1.3 billion, plus interest at a rate of 24% per annum, against us in the Arbitral Tribunal of the Indian Council of Arbitration. These claims arise out of a dispute with respect to the calculation of the purchase price of certain optical fiber systems pursuant to purchase orders executed in 1994. The final arguments have been heard and the judgment is awaited. We believe we have valid defenses to these claims.

In 1998, M&N Publications made claims for approximately Rs.5.4 billion against us. These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of business opportunities aggregating Rs.2.0 billion. We have made claims of Rs.4.2 billion against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator. Although it is not possible at this time to make an assessment of the outcome of these arbitration proceedings, we believe that we have valid defenses to these claims.

ORGANIZATIONAL STRUCTURE

We are controlled by the Indian government and are not part of any group.

We have only one subsidiary, Millennium Telecom Limited, an Indian corporation, which we wholly own.

PROPERTY, PLANT AND EQUIPMENT

Infrastructure

We have invested approximately Rs.87.7 billion for the development of our network since April 1, 1994. We believe that we have created one of the most technologically advanced networks in India. Our network capacity has grown rapidly in the nine-year period ended March 31, 2003 by 2.39 million additional access lines in service.

We operate entirely separate but similar networks in each of Delhi and Mumbai. Each network comprises a switching and transmission network which we refer to as our “switching network” and a local loop network. The local loop network principally consists of copper wire based lines, connecting subscribers to the main exchanges or the remote line units. A number of subscribers are connected to the switching network via fiber-optic cable and wireless-in-local-loop technology. The switching network includes the trunk automatic exchanges, which are used for routing domestic long distance and international calls, the main switching exchanges, through which all calls are routed, and remote line units, which are connected to the main exchanges. The local loop network comprises all connections between the main exchanges or the remote line units and the subscriber. Subscribers are either connected directly to the main exchanges or, depending upon the distance from the main exchanges, via remote line units. All domestic long distance traffic, including traffic between Delhi and Mumbai, is routed through Bharat Sanchar Nigam Limited’s network.

Switching Equipment

All of our exchanges are fully automated and our switching capacity is 100% digital. Our switching network consisted of 309 nodes in Delhi and 183 nodes in Mumbai as of March 31, 2003. Each node consists of either one or more remote line units or exchanges, or a combination of the two. Each node has a capacity of between 1,000 and 100,000 lines.

At March 31, 2003, there were 101 main exchanges and 208 remote line units in Delhi and 90 main exchanges and 93 remote line units in Mumbai. Because one or more main exchanges in each node are connected to one or more main exchanges in every other node, traffic is routed in a “mesh” configuration. We have also installed high capacity tandem switches in Delhi and Mumbai to more efficiently route traffic between exchanges. A majority of calls to our main exchanges are now being routed through the tandem switch to another node. This has resulted in a more integrated network and has reduced the amount of capital expenditure required to install additional capacity in our switching network.

Each node is connected to each trunk automatic exchange. At March 31, 2003, there were four trunk automatic exchanges in Delhi and four in Mumbai with an equipped capacity of 0.16 million and 0.16 million lines, respectively. Interconnection to basic service providers, private cellular operators and Internet service providers is provided by dedicated access to the main exchanges or tandem switches. Our entire switching network is connected by fiber optic links.

Overview of Our Network

	At March 31,
	1999	2000	2001	2002	2003
Delhi
Access lines in service (access lines in service) (thousands)	1,641	1,818	1,980	2,065	2,155
Equipped capacity (thousands)(1)	1,912	2,124	2,429	2,775	2,967
Number of exchanges:
TAXs(2)	4	3	3	3	4
Main exchanges and RLUs(3)	165	192	203	251	309
Digital lines (thousands)(1)	1,753	2,065	2,429	2,775	2,967
Digitalization rate(4)	91.7%	97.2%	100%	100%	100%

Mumbai
Access lines in service (access lines in service) (thousands)	2,012	2,213	2,353	2,431	2,445
Equipped capacity (thousands)(1)	2,311	2,515	2,692	2,876	2,886
Number of exchanges:
TAXs(2)	3	4	4	4	4
Main exchanges and RLUs(3)	145	148	162	180	183
Digital lines (in thousands)(1)	2,215	2,492	2,692	2,876	2,886
Digitalization rate(4)	95.9%	99.0%	100%	100%	100%

(1)	Represents lines that are connected to digital switches.
(2)	TAX means trunk automatic exchange, a switch that routes calls to Bharat Sanchar Nigam Limited’s domestic fixed-line network and Videsh Sanchar Nigam Limited’s international gateways.
(3)	RLU means remote line units, which are switches that connect a subscriber to the main exchange.
(4)	Percentage of total equipped capacity that consists of digital lines.

Our modernization and expansion program has been funded primarily from cash flow from operations. During the nine-year period ended March 31, 2003, we invested a total of approximately Rs.87 billion in network expansion and modernization, primarily by the addition of access lines in service and digitalization of the switching network.

Transmission

Our transmission network consists largely of pleisynchronous digital hierarchy, or PDH, and synchronous digital hierarchy, or SDH, optical fiber. PDH and SDH are transmission standards for digital signal transmission. We plan to continue to deploy SDH optical fiber and synchronous transfer mode terminals to improve network efficiency. We also plan to deploy wave length division multiplexing, or WDM, technology to further increase the capacity of our transmission network. WDM is the next generation standard for digital signal transmission.

Access Network

We construct our access network with copper cable which is extended to distribution points to terminate connections. We have commenced deploying five pair underground cable into subscribers’ premises where an internal distribution point is installed. We believe this access network will reduce the number of telephone poles and improve reliability of the service.

We have also implemented fiber-to-the-curb/building access and offer increased bandwidth for business and high usage subscribers. Fiber-to-the-curb/building is also intended to supplement existing copper wire with optic fiber. We have provided digital loop carriers, or DLCs, for this purpose. In fiscal 2003, we added 165 access terminals in our network.

We have installed wireless-in-local-loop services using CDMA technology where feasible in Delhi and Mumbai as a substitute for fixed-line access to enhance basic service penetration, provide quicker installation and cover areas where the installation of cable would not be economical.

Quality of Our Network

We are conducting an ongoing program to improve the quality of services offered. Our principal quality measures are call completion rate and fault rate. The table below shows the quality improvements we have made since our inception in 1986. We achieved this primarily by focusing on improvements to our switching network. Part of our local loop network is comprised of old paper core copper cables which are a principal cause of network faults. We are in the process of upgrading and replacing copper access lines and believe that this will have a positive impact on call completion rates and fault rates.

	March 31,
	1986	1999		2000		2001		2002	2003
	(inception)
Fault rate/100(1) Telephones/month:
Delhi	34.9	25.1		30.3		20.0		21.4	18.7
Mumbai	21.2	10.5		13.3		11.0		11.8	9.8
Call completion rate(2)
Delhi
Local calls	77.3%	99.8%		44.0	%*	50.2	%*	51.00%	52.25%
Domestic long distance calls	30.0%	96.7%		31.8	%*	39.5	%*	41.07%	28.0%
Mumbai
Local calls	93.0%	59.7	%*	52.6	%*	58.3	%*	58.15%	58.0%
Domestic long distance calls	23.9%	37.9	%*	37.2	%*	45.0	%*	45.9%	33.94%

(1)	The fault rate is calculated by dividing the total number of verified customer complaints of malfunctioning telephone equipment and services by the total number of access lines in service and multiplying the result by 100.
(2)	Call completion rate is measured on a “free-to-free” test basis. This testing method uses a sample of test calls and measures the percentage of completed calls when the recipient’s line is not busy and accepts the incoming call and the network is not congested. Where indicated by a “*”, the call completion rate was measured on the basis of actual calls completed. Call completion rates measured on this basis are lower than if measured on a free-to-free test basis since calls that are not answered because the recipient’s line is engaged or where the network cannot complete the call because of congestion are deemed incomplete. Call completion rates measured on different bases are not comparable.

Suppliers

In carrying out our development program, we have used a core group of international equipment suppliers to purchase key switching equipment in order to maintain technological compatibility while simultaneously decreasing dependence on any one vendor. We believe that we have developed stable relationships with our suppliers.

Development Activities

Development activities are carried out by a planning group in each of the Delhi and Mumbai operations, with overall planning activity coordinated at the corporate office in Delhi. The main focus of each planning group is the expansion of existing services, the development of new services and the introduction of new technologies that are tested for their reliability, compliance with internal and Department of Telecommunications technical specifications and compatibility with our network.

GSM Cellular and CDMA Networks

In order to build out our GSM cellular service infrastructure, we have purchased, on an installed turn-key basis, mobile switching centers and mobile base stations. We have had to upgrade and modify our customer service and support operations to support these services and have incurred additional costs in the form of rent for the placement of base stations, employee training expenses and other operating and installation costs. We are in the process of awarding contracts for infrastructure providing for an additional 400,000 GSM cellular connections in each of Mumbai and Delhi.

We have similarly built out our CDMA network through purchases, on an installed turn-key basis, of wireless base stations and associated network elements. We have incurred other expenditures related to the establishment and operation of our CDMA wireless in local loop network. We are in the process of awarding contracts for infrastructure providing for an additional 400,000 connections in each of Mumbai and Delhi employing the more advanced CDMA 2000 1X technology, which can provide subscribers high-speed data transmission capabilities and greater access to value-added services. Our CDMA network supports both CDMA fixed wireless services and CDMA mobile services, and a CDMA connection can be employed for either service.

Network Modernization

We have historically planned our capital expenditures on five-year programs that are subject to approval by the Department of Telecommunications and the Planning Commission of the Indian government. The Ninth MTNL Plan was the five-year investment plan covering the period from April 1, 1997 to March 31, 2002, and the Tenth MTNL Plan covers the five-year period from April 1, 2002 to March 31, 2007. Generally, five-year plan investment targets are much higher than actual investment levels. Additionally, rapid changes in communications technology and customer preferences render detailed investment planning for five years impossible.

Our current estimate for capital expenditures for fiscal 2004 is Rs.22.8 billion; however, based on our experience in past years, we expect that the actual amount of capital expenditures for the year will be at least Rs.10 billion less than our estimate. Our estimate does not include amounts that we may spend to expand our basic services into additional circles throughout India or to enter the market for domestic long distance service. We currently estimate that approximately Rs.12-13 billion in additional capital expenditures would be required to expand our basic services into the ten additional circles for which we have applied for licenses. We are exploring several options by which we may enter the market for domestic long distance services and cannot currently estimate the amount of additional capital expenditures that would be required.

The following table shows our capital expenditures by type of investment for the periods indicated.

	Year Ended March 31,
	2000	2001	2002
	(Rupees in millions)
Local switching and access lines (including CDMA)	5,866	6,563	8,888
Transmission	—	770	47
Information technology (new services)	72	50	301
Land, buildings and vehicles	946	140	810
Network and ancillary modernization	1,838	1,015	89
Build-out of GSM cellular networks	—	1,136	200
Long distance switching	—	—	—

Total	8,723	9,674	10,335

In fiscal 2003, we made capital expenditures of Rs.10.54 billion.

We have funded our recent capital expenditures to the extent incurred, and intend to fund the remaining capital expenditures, primarily from cash flow from operations and existing cash balances. We may consider other options for raising any additional funds that may be required, including through debt financing, equity financing and leasing arrangements in the event that such funds are needed. Our capital expenditures may ultimately be higher if we begin investment to build out basic service networks outside Mumbai and Delhi, if we enter the domestic long distance business, if demand for our GSM cellular service or CDMA-based mobile service is higher than anticipated or if we otherwise enter new markets or provide additional services.

Properties

Our principal executive offices are located in Delhi and are leased from the Life Insurance Corporation of India. We have interests in various properties in Delhi and Mumbai that consist of land and buildings for offices, administrative centers and technical facilities. We believe that all of our owned and leased properties are well maintained and adequate for their present use.

In 1987, the assets and properties of the Department of Telecommunications located in Delhi and Mumbai were transferred to us by an order of the government of India and a deed of sale. Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the Department of Telecommunications transferred by the government of India to us has been executed but has not been registered with the appropriate authorities. The formal transfer deed and the physical delivery of possession of the Department of Telecommunications’ non-real estate assets has resulted in the transfer of these non-real estate assets of the Department of Telecommunications to us in Delhi and Mumbai. We believe that our use of these properties is not affected by the fact that this deed has not been registered with the appropriate authorities.

Indian law requires payment of stamp duty (at rates which vary among states) on instruments which effect transfer of title to real estate or in respect of leases of real estate. Applicable stamp duty has not been paid in respect of any of the properties acquired or leased by us. Accordingly, we may be liable for stamp duty and related penalties if a deed is executed by us in the future under the applicable rates of stamp duty and penalty payable in the state where the property is located (other than with respect to the Department of Telecommunications properties acquired from the government of India as at March 30, 1987). All liabilities for stamp duties in respect of the Department of Telecommunications properties acquired by us from the government of India as at March 30, 1987 are to be borne by the government of India. We have been advised by our counsel that although we have valid possession to all of the property, including the risks and rewards of ownership and title, to enable us to perfect and thereby acquire marketable title to real property in our possession, we would need to have relevant documents relating to transfer or lease of real property duly stamped and registered. In preparing our financial statements, the provision for this stamp duty has been made on a best estimate basis.

TELECOMMUNICATIONS REGULATION IN INDIA

The Telecom Regulatory Authority of India

In March 1997, the Indian government established the Telecom Regulatory Authority of India, an independent regulatory authority under the provisions of the Telecom Regulatory Authority of India Act. The Telecom Regulatory Authority of India is an autonomous body comprised of a chairperson and not more than two full-time members and not more than two part-time members appointed by the Central government, and has primary responsibility for:

•	making non-binding recommendations to the Department of Telecommunications, either at the request of the Department of Telecommunications or on its own, as to:

•	the need for and the timing of the introduction of new service providers;

•	the terms and conditions of licenses to new or existing service providers;

•	revocation of existing licenses for non-compliance

•	measures to facilitate competition and promote efficiency to facilitate growth in the industry;

•	technology and equipment improvements in providers’ infrastructures and in the industry generally;

•	discharging the following functions:

•	ensuring compliance of providers with license terms;

•	determining the terms and conditions of interconnection between providers;

•	ensuring technical compatibility between providers;

•	regulating revenue sharing between providers;

•	establishing quality standards and ensuring compliance through periodic reviews of providers; and

•	determining time schedules pursuant to which providers will establish inter-connection between their networks.

The Telecom Regulatory Authority of India also has the authority to, from time to time, by order, set the rates at which domestic and international telecommunications services are provided in India. The Telecom Regulatory Authority of India does not have authority to grant licenses to service providers or renew licenses (those functions remain with the Department of Telecommunications). The Telecom Regulatory Authority of India, however, has the power to:

•	call upon service providers to furnish information relating to their operations;

•	appoint persons to make official inquiries;

•	inspect books, and

•	issue directions to service providers to ensure their proper functioning.

Failure to follow Telecom Regulatory Authority of India directives may lead to the imposition of fines.

The Telecom Regulatory Authority of India had previously acted in both a regulatory and an adjudicatory role. The Indian government has amended the provisions of the Telecom Regulatory Authority of India Act providing a separate adjudicative body called the Telecom Disputes Settlement and Appellate Tribunal, also known as the Appellate Tribunal, to adjudicate disputes between:

•	a licensor (i.e., the Department of Telecommunications) and a licensee;

•	two or more service providers; and

•	between a service provider and consumer advocacy groups.

Additionally, the government of India, any Indian state or local government or any person may apply to the Appellate Tribunal for adjudication of any of the disputes listed above or appeal any order of the Telecom Regulatory Authority of India to the Appellate Tribunal.

Unified License

On July 2003, the Telecom Regulatory Authority of India issued a consultation paper on, among other things, introduction of a unified telecommunications license, under which it would be possible for a telecommunications service provider to provide both basic services and cellular services. The consultation paper also addresses the possibility of licensing the provision of international and national long distance services and internet services under this one unified license. The authority is in the process of eliciting responses to this paper.

New Telecom Policy 1999 and Subsequent Developments

In March 1999, the Indian government introduced its 1999 telecom policy, which sets forth a new policy framework for telecommunications regulation in India. One of the stated goals of the 1999 telecom policy is to foster greater competition in the telecommunications industry. To that end, the 1999 telecom policy liberalizes the regulation of the industry by allowing multiple basic service providers in any service area, with the number of new entrants and their mode of service to be determined by the government of India. The 1999 telecom policy allows direct interconnectivity and sharing of infrastructure between a basic service provider and any other type of service provider in its area of operations. Such service providers must negotiate the terms of any interconnection.

In addition, the 1999 telecom policy provides that either the Department of Telecommunications (now operating through Bharat Sanchar Nigam Limited) or Mahanagar Telephone Nigam Limited may be licensed as an additional cellular operator in any service area it wishes to enter. Additional cellular service operators may be licensed in the future, based on the recommendation of the Telecom Regulatory Authority of India, following its ongoing review (to occur at a minimum of at least once every two years) of frequency spectrum utilization by existing providers, the optimal use of available spectrum and the requirements of the market, competition and the public interest.

Further, the 1999 telecom policy states that competition in the international long distance market will be reviewed by 2004 and Videsh Sanchar Nigam Limited would no longer have monopoly in this field. Subsequently, the Indian government announced that this market will be opened for competition beginning April 1, 2002. Licenses have recently been granted to a few companies like the Reliance Infocomm Limited, Bharti Telesonic Limited, Data Access (India) Limited and Bharat Sanchar Nigam Limited for provision of international long distance services. We are considering entering the international long distance market.

According to the 1999 telecom policy, despite recent efforts to privatize the Indian telecommunications industry, the existing basic and cellular service providers have been unable to expand their networks and infrastructure and secure financing and new, competitive service providers have not entered the Indian telecommunications market at the rate that was intended under National Telecom Policy 1994. The 1999 telecom policy states that the Indian telecommunications industry must expand at a significantly greater pace and the Indian government must liberalize regulation commensurate with worldwide trends in order for the Indian telecommunications industry to fully develop in terms of technology, services, quality and market penetration.

The specific goals of the 1999 telecom policy are:

•	to achieve telephone on demand by 2002 and increase penetration by 7% by the year 2005 and 15% by the year 2010;

•	to increase rural penetration by 4% by the year 2010 and provide reliable transmission media to all rural areas;

•	to achieve telecommunications coverage of all villages and provide reliable media to all exchanges by the year 2002;

•	to provide Internet access to all district headquarters by the year 2000; and

•	to provide high speed data and multi-media capability to all towns with a population greater than 200,000 by the year 2002.

The recommendations of the 1999 telecom policy, and certain important subsequent developments, are as follows:

Basic Services, including CDMA-based Fixed Wireless and Mobile Services

The 1999 telecom policy permits direct interconnectivity between basic service providers and any other type of service provider (including another basic service provider or a cellular service provider) in their areas of operation and sharing of infrastructure with any type of service provider. It allows the basic service providers to directly interconnect with Videsh Sanchar Nigam Limited after the opening up of national long distance service from January 1, 2000. The basic service providers have been permitted to utilize last mile linkages or transmission links within its service area made available by other service providers.

In accordance with the 1999 telecom policy, the Telecom Regulatory Authority of India undertook a review of interconnectivity between providers in different service areas. In July 2002 the authority adopted a reference interconnect offer regulation which includes the model reference interconnect offer/draft agreement and the reference interconnect offer guidelines. Pursuant to this, service providers are permitted to interconnect with other service providers on the basis that they shall not discriminate as to the terms and conditions offered to different service providers. Effective May 1, 2003, the authority implemented a regulation providing a complete set of interconnect usage charges. The regulation adopts a calling party pays principle, so that the operator responsible for origination of a call bears liability for payment of the interconnect fees for transmission and/or termination.

New entrants may provide all types of basic services, including voice and data, utilizing any type of network equipment that meets certain minimum technical standards. Licenses will be issued for each service area with no limit on the number of service areas for which a provider may be licensed. Licenses will have an initial period of 20 years and be renewable for additional 10 year periods. On January 25, 2001, the Indian government published guidelines for the grant of non-exclusive licenses to provide basic services in each service area. Subsequently, licenses have been granted for the provision of basic services on a non-exclusive basis in various circles.

Entrants must satisfy a number of requirements, including:

•	a maximum total foreign equity of 49%;

•	minimum paid up equity capital requirements depending upon the particular service area (subject to a maximum of Rs.1 billion);

•	the combined net worth of the entrant’s promoters having at least a 10% equity stake in the entrant meet certain minimum requirements depending upon the particular service area (subject to a maximum of Rs.10 billion); and

•	shareholders having at least 30% of the entrant’s total equity must have experience in the telecom sector.

In addition, entrants into the basic services market must provide bank guarantees depending upon the particular service area. The bank guarantees will be refunded upon completion of the entrant’s network obligations according to the schedule established by the government.

In January 2001 the Department of Telecommunications issued guidelines for basic services, including provisions for wireless access systems limited within the local area. In April 2001, the Indian government announced that all basic licensees, including us, may offer wireless-in-local loop services under their basic service licenses. The validity of provision of wireless in local loop services was challenged by the Cellular Operators Association of India, which represents GSM cellular operators, before the Telecom Disputes Settlement Appellate Tribunal. On August 8, 2003 the Telecom Disputes Settlement Appellate Tribunal upheld the validity of wireless in local loop services but observed that wireless in local loop and cellular services are not substitutable and, therefore, wireless in local loop should be restricted to a single short distance charging area with no handover from one short distance charging area to another. To ensure a level playing field among the operators, it has held that additional entry fee and spectrum charges should be imposed on wireless in local loop services. The Telecom Disputes Settlement Appellate Tribunal’s order requires the Government to decide on the imposition of additional entry fee and spectrum charges in consultation with the Telecom Regulatory Authority of India within four months. In accordance with the decision, on August 18, 2003, the Department of Telecommunications referred the following issues for the Telecom Regulatory Authority of India’s recommendations:

•	additional entry fee payable by basic service providers for providing wireless in local loop services;

•	additional spectrum charges for the additional spectrum beyond 5 MHz for wireless in local loop services;

•	any relief to GSM cellular operators; and

•	increase of the retention of 5% access charge of cellular operators to a reasonable level.

On August 28, 2003, the Telecom Regulatory Authority of India issued a consultation paper on these issues, and is in the process of eliciting responses on the same.

Cellular Service

The 1999 telecom policy also provides for greater competition among cellular service providers. Based on immediately available frequency spectrum bandwidth, either we or Bharat Sanchar Nigam Limited will be licensed as a cellular operator in any service area it chooses. The government of India proposes to review spectrum utilization from time to time in view of emerging spectrum availability, optimal use of spectrum, market requirements, competition and the public interest. The Telecom Regulatory Authority of India will provide recommendations to the government of India with respect to new licenses at least every two years.

The 1999 telecom policy permits direct interconnectivity between licensed cellular service providers and any other type of service provider (including another cellular service provider) in their area of operation including sharing of infrastructure with any other type of service provider. The cellular service providers have been allowed to directly interconnect with the Videsh Sanchar Nigam Limited after opening of national long distance from January 1, 2000. Interconnectivity between service providers in different service areas is now governed by the July 2002 reference interconnect offer regulation and the May 2003 interconnection usage charges regulation. With the interconnection usage charges regulation and related tariff changes, the Telecom Regulatory Authority of India introduced the calling party pays principle, resulting in the elimination of customer charges (other than roaming charges) for incoming cellular calls.

The 1999 telecom policy allows the new entrants to provide all types of mobile services, including voice, data and public call offices utilizing any type of network infrastructure as long as it meets certain technical standards. The provisions in the 1999 telecom policy regarding licenses and license fees for cellular operators are similar to those for basic service operators, including the role of the Telecom Regulatory Authority of India in making recommendations to the Indian government.

Domestic Long Distance

On August 13, 2000, the Indian government published guidelines for the liberalization of the domestic long distance market subsequent to which applications were received for domestic long distance licenses. The Bharti Group and Reliance Group have been awarded domestic long distance licenses. These guidelines do not restrict the number of new entrants into this market, but entrants must satisfy a number of requirements, including:

•	a maximum total foreign equity of 49%;

•	a minimum paid up equity capital of Rs.2.5 billion;

•	the combined net worth of the entrant’s promoters having at least a 10% equity stake in the entrant must be at least Rs.25 billion; and

•	shareholders having at least 30% of the entrant’s total equity must have experience in the telecom sector.

In addition, entrants into the domestic long market must pay a one time entry fee of Rs.1 billion and provide bank guarantees of Rs.4 billion which will be refunded upon completion of their network obligations. We also seek to enter the market for domestic long distance services. We are exploring several options by which we may enter this market, including forming a joint venture with one or more partners.

International Long Distance

The Indian government has recently issued licenses to several private sector companies for the provision of international long distance services. In addition, the Tata Group, which controls Tata Teleservices, recently acquired a controlling interest in Videsh Sanchar Nigam Limited, which had been government-controlled.

Internet Policy

In November 1998, the government of India announced a new Internet policy, which aims to increase the usage of the Internet by allowing private Internet service providers:

•	foreign ownership not exceeding 49%;

•	a license fee moratorium for the first five years;

•	the autonomy to fix tariffs;

•	direct interconnectivity between any two Internet service providers;

•	to set up international gateways for Internet access after obtaining the necessary security clearances; and

•	to offer “last mile” linkages within local areas either by optical fiber cable or radio communications after obtaining the necessary approvals.

Effective April 1, 2002, the Indian government adopted guidelines under which internet service providers could provide internet telephony services.

The government of India passed the Information Technology Act, 2000 to facilitate the development of a secure environment for electronic commerce. This act establishes a regulatory authority for electronic commerce, provides legal validity to information in the form of electronic records and permits, unless otherwise agreed, an acceptance of a contract to be expressed by electronic means of communication. It facilitates electronic intercourse in trade and commerce by providing the legal framework for authentication and origin of electronic record/communication through digital signature and eliminates uncertainties over writing and signature requirements.

We believe that as of March 31, 2003 there were approximately 145 licenses for providing Internet services issued in India.

The Tariff Order

Effective May 1, 1999, the Telecom Regulatory Authority of India, implemented The Telecommunications Tariff Order 1999. The intention of the tariff order was to protect consumers by aligning tariffs that telecommunications providers may charge for the service provided while ensuring the commercial viability of the various service providers and so encouraging the expansion of the Indian telecommunications industry. This “rebalancing” of tariffs is to take place in stages. The first stage of tariff rebalancing in May 1999 reduced the charge per pulse from Rs.1.40 to Rs.1.20, decreased local call pulse durations from five to three minutes (effectively increasing local call charges), increased domestic and international call pulse durations (effectively reducing domestic long distance and international call charges) and increased monthly line rental rates for subscribers that generate more than 200 pulses per month from Rs.190 to Rs.250. The second stage of tariff rebalance further reduced domestic long distance and international call charges effective October 1, 2000 and increased monthly line rental rates to Rs.250 for all subscribers effective February 1, 2001. Domestic long distance call charges were further reduced significantly with effect from January 14, 2002, March 7, 2003 and May 1, 2003, and international long distance call charges were subject to further significant reduction with effect from July 20, 2002. Effective May 1, 2003, as part of its effort to balance the effects of prior tariff reductions, the Telecom Regulatory Authority of India changed the standard plan that we must offer all customers by increasing monthly rentals for basic services from Rs. 250 to Rs.280, reduced the local call pulse duration (for calls made to fixed and fixed wireless lines) from three minutes to two minutes and the number of free monthly call pulses from 75 to 30.

Because we retain the remainder of prices of domestic and international long distance calls originating on our network, net of interconnect charges, by lowering long distance rates the tariff reductions have reduced the revenue we receive per call. We believe that, to date, the tariff order has not resulted in significantly higher long distance usage and that, accordingly, the tariff order has had a negative impact on our revenues and earnings as the lower charges have not been offset by higher usage.

The tariff order prescribes a reporting requirement such that a service provider must report any change in tariff to the Telecom Regulatory Authority of India at least five working days in advance. If the Telecom Regulatory Authority of India does not intervene in that period, then the proposed change in tariff may be implemented by the service provider.

Item 5.    Operating and Financial Review and Prospects

You should read the following discussion in conjunction with the “Selected Financial and Operating Data” and our consolidated financial statements and the related notes, which appear elsewhere in this report. Our consolidated financial statements have been prepared in accordance with IAS. These financial statements have been reconciled to US GAAP for the fiscal years ended on March 31, 2001, 2002 and 2003. For a description of the material differences between IAS and US GAAP as they relate to us, please see Note 32 to our audited consolidated financial statements for the fiscal year ended March 31, 2003.

OPERATING RESULTS

Overview

A number of recent developments have significantly affected our results of operations. These developments and a number of potential developments may affect our results of operations, liquidity, capital resources and capital expenditures in future periods. Recent developments include:

•	recent regulatory changes such as the May 1999 tariff order and several further reductions in long distance call charges;

•	adoption of the comprehensive interconnection usage charges regulation based on the calling party pays principle, with effect from May 1, 2003;

•	our expansion into new businesses such as providing cellular and CDMA-based fixed wireless and mobile services and the rapid introduction by several other operators of low-cost CDMA-based technologies that can be used for both fixed wireless and mobile services;

•	growing competition;

•	our expansion into foreign markets;

•	new interconnect arrangements with international long distance carriers, including revenue sharing on incoming calls;

•	industry consolidation;

•	our investment programs to expand and modernize our network; and

•	revised basis of calculation of license fee and networking charges with effect from April 1, 2001.

Potential future developments include:

•	increased competition from basic and cellular operators, including the continued rapid introduction by several operators of low-cost CDMA-based technologies that can be used for both fixed wireless and mobile services;

•	continued consolidation in the industry;

•	further rate reductions as a result of intensifying competition or tariff reductions;

•	new interconnect agreements, including with Bharat Sanchar Nigam Limited;

•	license fee revisions, including revisions that may be applied retroactively;

•	adoption of a unified license regime;

•	transfer of seconded employees to us and increased post-retirement benefit liabilities of employees absorbed from the Department of Telecommunications;

•	the implementation of voluntary retirement schemes for our employees;

•	additional charges to income of Rs.27.7 billion or more, for taxes, interest and penalties beginning in fiscal 1994, including additional cash payments of Rs.19.2 billion or more, in connection with our disputes over the tax deductibility of our license fee payments;

•	additional charges to income of Rs.3.1 billion or more for taxes and interest in connection with our dispute over the addition of employee general provident fund contributions retained by us to our income;

•	requirement to pay sales tax on certain revenues, including historical revenues;

•	transfer of our trunk auto exchanges to Bharat Sanchar Nigam Limited on the directions of Department of Telecommunications; and

•	further regulatory changes.

Our future results of operations are also likely to be affected by macroeconomic trends such as the rate of growth of the Indian economy, particularly in Delhi and Mumbai, and the introduction of new technologies and products by our competitors and us. Many of these factors are beyond our control.

Critical Accounting Policies and Estimates

Our accounting policies are described in Note 2 of the Notes to our consolidated financial statements. We prepare our consolidated financial statements in conformity with International Accounting Standards (“IAS”), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Recognition of revenue.    Revenue, which excludes service tax, comprises the billings for services provided. Revenues for all services are recognized when earned. Unbilled revenues from the billing date to the end of the year are recorded as accrued revenue during the period in which the services are provided. Amounts charged for the connection of new customers to the network are deferred and released to the consolidated income statements over a period of five years being the average life of the customer relationship based on industry trends of average life of customer in a competitive environment.

Network charges.    In our role as a telecommunication service provider we paid the Department of Telecommunications for access to the Department of Telecommunications’ network and for Videsh Sanchar Nigam Limited’s international gateway up to September 30, 2000 and thereafter to Bharat Sanchar Nigam Limited until March 31, 2001. Such interconnect fees were based on a percentage of our revenues, as agreed between Department of Telecommunications/Bharat Sanchar Nigam Limited and us for and up to fiscal 2001. In the absence of an agreement for payment of networking charges for fiscal 2002, we accrued interconnection charges on domestic long distance and international long distance calls as payable by other basic service operators in the country for the year. The arrangement as was applicable to other operators provided for no interconnection income on calls coming into our networks. Furthermore, in the absence of an agreement for payment of networking charges for fiscal 2003, we accrued interconnection charges on domestic long distance calls (but not international long distance calls) as payable by other basic service operators in the country for the year. Additionally, networking charges on phonograms, operator assisted calls, telex and leased circuits payable to Bharat Sanchar Nigam Limited continues to be accrued on the basis of the arrangement that existed until March 31, 2001.

Beginning April 1, 2002, we began recording incoming and outgoing international long distance traffic on our networks pursuant to interconnect agreements we have signed with several international carriers, most importantly, Videsh Sanchar Nigam Limited. As a result of these agreements, we no longer make payments to

Bharat Sanchar Nigam Limited in respect of international long distance traffic. Our agreements with the international carriers provide for income in respect of incoming international long distance calls, in addition to payments in respect of outgoing international long distance calls originating from our network.

We are still in the process of negotiating interconnect arrangements with Bharat Sanchar Nigam Limited. The terms and conditions depend upon on the actual finalization of the agreement.

Pension and other retirement benefits.    We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines. In addition, we also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences and the fact we have not invested pension and other retirement benefit funds to cover retirement liability may result in a significant impact to the amount of pension and other retirement benefit expense recorded by us.

Legal contingencies.    We are currently involved in certain legal proceedings and have accounted for contingencies in accordance with Statement of Financial Accounting Standard (SFAS) No. 5, “Accounting for Contingencies.” SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Allowance for bad debt.    Our management makes estimates of realization of our overdue accounts receivable. Upon termination of connection an account is fully provided for. Estimates are used in determining our allowance for bad debts and are based on our historical collection experience and current trends of realization. Our receivable balance was Rs.54.3 billion, net of allowance for doubtful accounts of Rs.6.1 billion as of March 31, 2003.

Operating Revenue

We derive a substantial portion of our operating revenue from local, domestic long distance and international calls that originate on our network and from telephone rentals. We realize revenue in the form of security deposits and installation charges, ongoing subscription/rental charges and usage charges. We also derive operating revenues from providing Internet services, our Intelligent Network services, public call office or public payphone services, interconnection with basic service, long distance service and cellular operators, narrow-band ISDN services, leased-line services, telex services, GSM cellular services in Delhi and Mumbai, those value-added services for which we charge a fee and, since December 2001, CDMA-based mobile and fixed wireless services in Delhi and in Mumbai.

We only began receiving interconnect payments in respect of incoming international long distance calls since April 1, 2002, when several interconnect agreements, including our agreement with Videsh Sanchar Nigam Limited, took effect. Through the end of fiscal 2003, we did not record any interconnect revenue with respect to incoming calls from Bharat Sanchar Nigam Limited’s fixed-line network into our network. We are still in the process of negotiating interconnect arrangements with Bharat Sanchar Nigam Limited. The terms and conditions depend upon on the actual finalization of the agreement. We believe that our license provides for the services relating to trunk services within our territorial jurisdiction including handling of termination and transit of national long distance calls.

In fiscal 2002, call revenue, telephone and other rentals, public call office revenue and interconnect revenue individually accounted for 48.78%, 23.67%, 16.52% and 7.83%, respectively, of our operating revenue and, in the aggregate, 96.8% of our operating revenue. In fiscal 2003, call revenue, telephone and other rentals, public call office revenue and aggregate interconnect revenue (including revenue from Videsh Sanchar Nigam Limited) individually accounted for 42.53%, 25.50%, 17.56% and 10.40%, respectively, of our operating revenue and, in the aggregate, 96.0% of our operating revenue.

Call revenue is generally a function of the number of access lines in service, the volume of traffic carried and the level of call charges. Telephone and other rental revenue is a function of the number of access lines in service and the rental tariffs we charge. Public call office revenue is driven by the number of MTNL public call offices, the volume of traffic carried and the level of call charges. Interconnect revenue is a function of the contractual and legal/regulatory rates prescribed for interconnection and the level of call volumes originating from sources that pay interconnect fees. From March 31, 2000 to March 31, 2003 growth in our call office revenue, telephone and other rentals and public call revenue was driven primarily by growth in the number of access lines in service, the increased rental per line with effect from February 1, 2001, and the number of public call offices in operation. While the volume of traffic we have been carrying has been increasing, the increase in certain periods has been more than offset by declining tariffs. Growth in interconnect revenue was driven primarily by growth in the number of access lines in service and the volume of traffic coming into our network.

The May 1999 tariff order provided for a “rebalancing” of tariffs in stages to reduce subsidization of local calls by long distance users. The first stage of tariff rebalancing in May 1999 reduced the charge per pulse from Rs.1.40 to Rs.1.20, decreased local call pulse durations from five to three minutes (effectively increasing local call charges), increased domestic and international call pulse durations (effectively reducing domestic long distance and international call charges) and increased monthly line rental rates for subscribers that generate more than 200 pulses per month from Rs.190 to Rs.250. The second stage of tariff rebalancing further reduced domestic long distance and international call charges effective October 1, 2000 and increased monthly line rental rates to Rs.250 for all subscribers effective February 1, 2001. Domestic long distance call charges were further reduced significantly with effect from January 14, 2002, March 7, 2003 and May 1, 2003, and international long distance call charges were subject to further significant reduction with effect from July 20, 2002. Primarily as a result of these tariff reductions, our average operating revenue per access line in service has been declining. Any further tariff rebalancing may result in lower call charges, particularly for domestic long distance and international calls, which might be offset by an increase in rental tariffs. We are not able to assess at this time the full long-term impact that the tariff order will have on subscriber calling patterns or on revenues. As competition intensifies, we expect call charges will likely decline and, to the extent that call volumes do not increase as a result of lower call charges, our revenue per access line in service may continue to decline.

We expect that call revenue and revenue from public call offices will decline as a percentage of total operating revenue as demand for our other products and services, particularly our GSM cellular services, increases and if rental charges increase as a result of further tariff rebalancing.

Operating Costs

Our operating costs include staff costs, license fees and network utilization charges, depreciation expenses, maintenance costs and commissions paid to public call office franchise operators.

Staff costs.    In general, employees receive a base salary and salary-related housing and other allowances, productivity-based incentive payments and certain benefits, including a pension/gratuity plan, medical benefits for themselves and certain members of their immediate families and post-retirement medical benefits for retired employees. Total staff costs have increased from Rs.12.0 billion in fiscal 2001 to Rs.17.0 billion in fiscal 2003. The increase in our staff costs was primarily due to the enhancement of post-retirement medical benefits and an increase in retirement benefit charges on account of a fall in the discount rate used to value our post retirement obligations to employees. This is in line with the general fall in interest rates in the economy over the same period. The increase is also attributable to a rise in average pay as a result of a rise in annual increments and accrual of cost for executives who have opted to become our employees on higher revised pay.

In fiscal 2000, substantially all of our non-executive employees originally employed by the Department of Telecommunications decided to terminate their services with the department and accept employment with us effective November 1998. Under the option given to them for pension benefits, employees could opt to retain pension benefits in accordance with the Central government pension rules or in accordance with our retirement rules which are applicable to our directly recruited employees, and opt to draw pro rata monthly pension until their absorption. Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees. In August/September 2002, the Department of Telecommunications indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the Department of Telecommunications. However, the terms of such payments are yet to be finalized. Once these terms are finalized and the payments are made to Department of Telecommunications for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India. We do not expect that the amount that would eventually be payable by us to the Department of Telecommunications would be higher than the liability outstanding in respect of our post-retirement obligations as at the end of fiscal 2003.

Approximately 99% of our executive employees remain employees of the government of India. These employees are entitled to pension and gratuity benefits from the government of India in accordance with rates prescribed by the government which we fund and expense in the current period. In addition, in February 2001, the Department of Telecommunications informed us that we would be responsible for providing leave encashment, which is payment to employees for accrued but untaken leave, to our employees seconded from the government. Accordingly, we are contributing for leave encashment in accordance with rates prescribed by the government to the Department of Telecommunications for these employees.

All of our seconded executive employees, as well as certain Department of Telecommunications and Bharat Sanchar Nigam Limited employees of equivalent seniority, have been given the option to accept employment with us. We have finalized a new compensation structure for our executive employees and had sent it for approval to the Department of Telecommunications. The Department of Telecommunications has given its approval to the scheme. The new structure provides for higher salaries and benefits for our executive employees. Recently, many of our seconded executives (other than our senior executives) have indicated that they would like to become our employees at the new, higher compensation structure with effect from October 1, 1998, and beginning in fiscal 2003, we have been provisioning for the increased costs associated with this. As more executives choose to accept employment with us as a result of this higher compensation structure, we will experience increased post-retirement, ongoing wages and other employee-related costs.

As a public sector enterprise, we abide by general Department of Telecommunications and Department of Public Sector Enterprises personnel policies that, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees. Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages. Our board of directors recently approved a voluntary retirement scheme for certain categories of our employees. The matter awaits action by the Indian government.

License fees and network utilization charges.    Under our previous arrangement with the Department of Telecommunications, the license fee for providing basic services was fixed at Rs.900 per access line in service. This arrangement expired on March 31, 2000. In the absence of any new arrangement with the Department of

Telecommunications, we continued to pay license fees during fiscal 2001 on the same terms as our previous arrangement. On April 9, 2001, the Department of Telecommunications communicated that the annual license fee will be revised and shall be payable at 12% of adjusted gross revenue from basic telephone service effective from August 1, 1999, as applicable to private operators from that date. On September 5, 2001, the Department of Telecommunications amended its position and indicated that the date from which the revised license fees will be payable will be notified later. However, in the absence of an agreement for payment of license fee and any clarification from Department of Telecommunications to date, we have paid license fees on the revised basis communicated by Department of Telecommunications for fiscal 2002 and fiscal 2003. As a result of this license fees and spectrum charges have increased substantially from Rs.3.3 billion in fiscal 2000 and Rs.3.6 billion in fiscal 2001 to Rs.6.2 billion in fiscal 2002 and Rs.6.1 billion in fiscal 2003, increasing its share of our total operating cost from 8.7% in fiscal 2001 to 12.3% in fiscal 2003.

Under our previous arrangement with Bharat Sanchar Nigam Limited, we paid network utilization charges to Bharat Sanchar Nigam Limited as a fixed percentage of the amount of usage and other charges billed to our customers for our services. Our network utilization arrangement with Bharat Sanchar Nigam Limited expired on March 31, 2001. To date no agreement for networking charges has been entered into which determines the basis of revenue sharing for incoming or outgoing domestic long distance or subscriber trunk dialing calls through interconnection with Bharat Sanchar Nigam Limited’s network. In absence of the same, for fiscal 2002 and 2003 the interconnection charges on domestic long distance calls have been accrued on the basis of the rates that were payable by other basic service operators in the country.

Until the end of fiscal 2002, all outgoing international long distance calls originating from our network were subject to interconnection fees payable to Bharat Sanchar Nigam Limited, and we received no revenue from incoming international long distance calls into our network. We paid interconnect fees to Bharat Sanchar Nigam Limited in respect of outgoing international long distance calls pursuant to the network utilization arrangement with Bharat Sanchar Nigam Limited until March 31, 2001 and for fiscal 2002 on the basis of the rates that were payable by other basic service operators in the country. Beginning April 1, 2002, we recorded incoming and outgoing international long distance traffic pursuant to interconnect agreements we have signed with several international carriers, most importantly, Videsh Sanchar Nigam Limited. As a result of these agreements, we no longer make payments to Bharat Sanchar Nigam Limited in respect of international long distance traffic. In addition, our agreements with the international carriers provide for income in respect of incoming calls, in addition to payments in respect of outgoing calls originating from our networks.

Principally because of the lower interconnect charges for outgoing international long-distance calls and a decline in measured domestic long distance calls, network utilization charges have begun to decline from Rs.11.3 billion in fiscal 2001 and Rs.11.5 billion in fiscal 2002 to Rs.9.0 billion in fiscal 2003. The share of networking charges in our operating costs has decreased from 27.2% in fiscal 2001 to 24.1% in fiscal 2002 and 18.2% in fiscal 2003.

We are in the process of negotiating network utilization and domestic long distance agreements with Bharat Sanchar Nigam Limited. We have entered into agreements with other domestic long distance operators. As network utilization charges comprise a significant portion of our operating costs, an increase in these charges may have a material impact on our results of operations.

For more information on license fees and network utilization charges, please see “Information on the Company—Business Overview.”

Inflation

Inflation in India, as measured by the Indian wholesale price index, was 5.1% in fiscal 2001, 3.6% in fiscal 2002 and 2.6% in fiscal 2003 according to government of India statistics. We do not believe that inflation in India has had a material impact on our results of operations in recent years. However, the Telecom Regulatory

Authority of India has been granted the authority to determine tariffs, and we are therefore restricted in our ability to increase tariffs to compensate for inflation. As a result, inflation could adversely affect our results of operations. See “Information on the Company—Business Overview—Tariffs and Other Charges.”

Effect of New Accounting Pronouncements

There are a number of new accounting standards that have been issued that will affect our information presented in accordance with US GAAP. For a description of these recent pronouncements, please see Note 33 to our consolidated financial statements included elsewhere in this form.

Other Matters

See “Information on the Company—Business Overview—Legal Proceedings” and Note 28 to our consolidated financial statements for information on our contingent liabilities.

We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships. We are making investments in Nepal and Mauritius and are currently examining several other opportunities. We invested Rs.183 million in fiscal 2003 on the Nepal venture, and expect to make capital expenditures in respect of the Mauritius operations in fiscal 2004.

We applied in January 2001 for licenses to provide basic services in ten additional telecommunications circles in India and for domestic long distance services, which was recently opened for competition. However the Department of Telecommunications has not yet communicated a decision regarding grant of these licenses to companies. We are currently evaluating various options for entry into domestic long distance. We cannot determine at this time what impact entry into these markets will have on our revenues and results of operations.

Results of Operations

The following table sets forth selected income statement data expressed as a percentage of operating revenue for the period indicated, prepared in accordance with IAS.

	Fiscal year ended March 31,
	2001	2002	2003
Operating revenue
Call revenue	53.6%	48.8%	42.5%
Telephone and other rentals	19.9	23.7	25.5
Public call office revenue	16.4	16.5	17.6
Interconnection revenue	5.6	7.8	7.5
Interconnect revenue—VSNL	—	—	2.9
Leased circuits	0.8	1.6	1.9
Connection fees	0.5	0.4	0.4
Other telephones	0.6	0.5	0.6
Telegraph and telex	0.2	0.1	0.1
Others	2.4	0.6	1.1

Total operating revenue	100.0	100.0	100.0

Operating costs
Wages and salaries	16.0%	16.1%	18.4%
Pension costs	2.1	2.3	3.8
Gratuity costs	0.4	1.6	1.1
Medical costs (post-retirement)	—	—	2.5
Staff welfare expenses	0.3	1.3	1.6
Other staff related costs	1.4	1.3	1.8

Total staff costs	20.2	22.6	26.7
Less: Capitalized	(1.7)	(1.7)	(2.0)

Net staff costs	18.5	20.9	27.1
Interconnection payments—DOT/BSNL	19.1	18.6	12.0
Interconnection payments—VSNL	—	—	3.4
License fee and spectrum charges—DOT	6.1	10.1	10.4
Depreciation	11.0	10.8	14.1
Maintenance	2.4	2.7	2.6
Pay phone agency commissions	3.6	4.2	4.5
Inventory provisions	0.1	0.03	0.04
Bad debts provisions	1.7	2.9	3.5
Others	7.5	7.2	7.0

Sub-Total	70.0	77.5	84.9
Less: Recharged to DOT/BSNL	(0.01)	(0.01)	(0.01)

Total operating costs	70.0	77.5	84.9

Operating profit	30.0%	22.5%	15.1%
Interest and other income	4.0	3.3	3.3
Interest and other financial expenses and net interest recoverable from/payable to DOT/BSNL(1)	(0.6)	(0.5)	(0.6)

Net profit before tax and earnings (losses) of equity affiliates	33.4	25.3	17.8
Taxation	(12.7)	(11.7)	(7.2)
Equity in earnings (losses) of equity affiliates, net of taxes	—	(0.01)	(0.01)

Profit after tax	20.7	13.6	10.6

(1)	Net of amounts recoverable from the Department of Telecommunications/Bharat Sanchar Nigam Limited.

Comparison of Year Ended March 31, 2003 with Year Ended March 31, 2002

Operating revenue.    Operating revenue decreased 5.1% from Rs.61.7 billion in fiscal 2002 to Rs.58.5 billion in fiscal 2003. Call revenue, telephone and other rentals, public call office revenue and aggregate interconnect revenue (including revenue from Videsh Sanchar Nigam Limited) together represented 96.8% of our operating revenue for fiscal 2002 and 96.0% for fiscal 2003. Call revenue decreased 17.3% from Rs.30.1 billion in fiscal 2002 to Rs.24.9 billion in fiscal 2003. This decrease, despite a 23% increase in the number of access lines, is primarily attributable to further tariff reductions and the fact that a significant portion of the increase in access lines occurred in the final quarter of fiscal 2003.

Revenue from telephone and other rentals increased 2.2% from Rs.14.6 billion in fiscal 2002 to Rs.14.9 billion in fiscal 2003 primarily as a result of the increase in the number of access lines. Revenues from public call offices increased 0.9% from Rs.10.2 billion in fiscal 2002 to Rs.10.3 billion in fiscal 2003 as a result of an increase in the number of public call offices. However, the increase in the number of the public call offices was offset by a decrease in domestic call charges during the fiscal year.

Aggregate interconnect revenue (including revenue from Videsh Sanchar Nigam Limited) increased 26.0% from Rs.4.8 billion in fiscal 2002 to Rs.6.1 billion in fiscal 2003 primarily as a result of the commencement of interconnect payments from international long distance carriers, most importantly Videsh Sanchar Nigam Limited, for incoming international long distance calls.

Operating costs.    Operating costs increased 4.1% to Rs.49.7 billion in fiscal 2003, representing 84.9% of operating revenue in fiscal 2003 compared with 77.5% of operating revenue in fiscal 2002.

Employee related costs.    Net staff costs increased 23.0% from Rs.12.9 billion in fiscal 2002 to Rs.15.9 billion in fiscal 2003. This was primarily due (i) to the Rs.1.5 billion increase in post-retirement medical cost, resulting from the enhancement of post-retirement medical benefits for employees, (ii) to an increase in wages and salaries from Rs.9.9 billion to Rs.10.7 billion resulting from normal increase and accrual of Rs.0.5 billion of higher salary for executives who have opted to become our employees and (iii) to an increase in charges on account of pension benefits for employees absorbed by us from Rs.1.4 billion in fiscal 2002 to Rs.2.2 billion in fiscal 2003, resulting from a fall in the discount rate, from 9.5% to 8.75%, used to value our post retirement obligations to these employees and accrual of pension for executives who have opted to become our employees on the revised higher pay scale. These increases were offset in part by a decrease in gratuity costs from Rs.990 million in fiscal 2002 to Rs.615 million in fiscal 2003 since last year gratuity cost also included actuarial loss resulting from a revision of payout estimates not attributable to a fall in the discount rate.

License fee and spectrum charges.    License fees and spectrum charges paid to the Department of Telecommunications decreased 2.2% from Rs.6.2 billion in fiscal 2002 to Rs.6.1 billion in fiscal 2003 principally due to the reduction in our adjusted gross revenue from basic and cellular service, 12% of which is accrued as payable to the Department of Telecommunications as annual license fees in respect of our basic services.

Interconnection payments.    Network utilization charges paid to Bharat Sanchar Nigam Limited and other carriers decreased 21.4% from Rs.11.5 billion in fiscal 2002 to Rs.9.0 billion in fiscal 2003. This decrease is primarily attributable to the cessation of payments to Bharat Sanchar Nigam Limited in respect of international long distance calls originating from our network with effect from April 1, 2003 and the commencement from the same date of interconnect agreements with Videsh Sanchar Nigam Limited and other international long distance carriers at substantially lower rates than those charged by Bharat Sanchar Nigam Limited in the past and a decrease in measured domestic long distance calls.

Depreciation.    Depreciation charges increased 24.0% from Rs.6.7 billion in fiscal 2002 to Rs.8.3 billion in fiscal 2003. This resulted from an increase in depreciable gross assets in fiscal 2003 compared with the previous year as a result of additional network-related capital expenditures. In fiscal 2003, depreciation charges also include additional depreciation amounting to Rs.526 million due to an assessment of a shorter useful life of paper core cables as against previous estimates. This is based on our plans to replace these cables in the future.

Pay phone agency commissions.    Pay phone agency commissions increased 2.7% from Rs.2.57 billion in fiscal 2002 to Rs.2.64 billion in fiscal 2003 due to an increase in pay phone usage and an increase in the rate of commission on local calls from 33.33% in fiscal 2002 to 40.0% in fiscal 2003 offsetting declines in long-distance tariffs.

Other operating costs.    Other operating costs decreased 1.5% from Rs.7.9 billion in fiscal 2002 to Rs.7.8 billion in fiscal 2003. This decrease was due primarily to a reduction in advertisement and travel expenses and a Rs.111 million decrease in maintenance cost, which were partially offset by a Rs.290 million increase in bad debts provisions over the period.

Operating profit.    Operating profit decreased 36.6% from Rs.13.9 billion in fiscal 2002 to Rs.8.8 billion in fiscal 2003 due to a Rs.3.1 billion decrease in operating revenue and a Rs.1.9 billion increase in operating costs over fiscal 2002.

Interest and other income.    Interest and other income decreased 5.6% from Rs.2.0 billion in fiscal 2002 to Rs.1.9 billion in fiscal 2003. This decrease was due to lower returns on bank balances as interest rates on rupee deposits in India declined over the period.

Interest and other financial expenses.    Interest and other financial expenses primarily comprise of interest paid on customer deposits and interest on delay in deposit under our contributory retirement benefit schemes. Interest and other financial expenses decreased 3.5% from Rs.346 million in fiscal 2002 to Rs.334 million in fiscal 2003.

Taxation.    Taxation expense decreased 41.7% from Rs.7.2 billion in fiscal 2002 to Rs.4.2 billion in fiscal 2003 mainly due to lower current tax resulting from a decrease in profit before taxes. Our effective tax rate was 46.22% in fiscal 2002 and 40.37% in fiscal 2003. This decrease in our effective tax rate was primarily attributable to a decrease from 36.75% to 35.875% in the rates used to calculate deferred taxes as a result of a change in tax rates.

Comparison of Year Ended March 31, 2002 with Year Ended March 31, 2001

Operating revenue.    Operating revenue increased 3.9% from Rs.59.4 billion in fiscal 2001 to Rs.61.7 billion in fiscal 2002. Call revenue, telephone and other rentals, public call office revenue and interconnect revenue together represented 95.5% of our operating revenue for fiscal 2001 and 96.8% for fiscal 2002. Call revenue decreased 5.5% from Rs.31.8 billion in fiscal 2001 to Rs.30.1 billion in fiscal 2002. This decrease, despite a 3.7% increase in the number of access lines, is primarily attributable to a 62% decrease in tariffs on account of a significant decrease in the tariff rates for national long distance calls with effect from January 14, 2002 and the fact that a significant portion of the increase in access lines occurred in the final quarter of fiscal 2002.

Telephone and other rental revenue increased 23.5% from Rs.11.8 billion in fiscal 2001 to Rs.14.6 billion in fiscal 2002 primarily as a result of the increase in the number of access lines and increase in the monthly rental with effect from February 1, 2001. Revenues from public call offices increased 4.8% from Rs.9.7 billion in fiscal 2001 to Rs.10.2 billion in fiscal 2002 as a result of an increase in the number of public call offices. However, the increase in the number of the public call offices was offset by a decrease in domestic call charges during the fiscal year.

Interconnect revenue increased 45.5% from Rs.3.3 billion in fiscal 2001 to Rs.4.8 billion in fiscal 2002 due to increased incoming cellular traffic on our network.

Operating costs.    Operating costs increased 15.0%, representing 77.5% of operating revenue in fiscal 2002 compared with 70.0% of operating revenue in fiscal 2001.

Employee related costs.    Net staff costs increased 17.7% from Rs.11.0 billion in fiscal 2001 to Rs.12.9 billion in fiscal 2002. This was primarily due to an increase in charges on account of post retirement benefits for employees absorbed by us from Rs.1.5 billion fiscal 2001 to Rs.2.4 billion in fiscal 2002 due to a fall in the discount rate from 10% to 9.5%, used to value our post retirement obligations to these employees. The increase was also due to a rise in increments in average pay of 7.2% over the prior fiscal year and revision of the medical benefits policy for employees in service.

License fees costs.    License fees paid to the Department of Telecommunications increased 72.5% from Rs.3.6 billion in fiscal 2001 to Rs.6.2 billion in fiscal 2002 due to the change in the basis of calculating the license fee payable in respect of basic services, from the Rs. 900 per access line in fiscal 2001 to 12% of the adjusted gross revenue from basic services in fiscal 2002 based on communications received from the Department of Telecommunications.

Interconnection Payments.    Network utilization charges paid to the Department of Telecommunications/Bharat Sanchar Nigam Limited increased 1.4% from Rs.11.3 billion in fiscal 2001 to Rs.11.5 billion in fiscal 2002. Though the increase is nominal we note that the basis of calculation for the two years was different. Whereas earlier we were making payment to the Department of Telecommunications/Bharat Sanchar Nigam Limited at a specifically agreed percentage of the various revenue streams, from fiscal 2002, in the absence of any agreement, the interconnection charges on outgoing domestic long distance calls have been provided at the rates applicable to other basic service operators. Further, in respect of other sources of income the networking charges have been accrued at a certain fixed percentage of such income.

Depreciation.    Depreciation charges increased 1.6% from Rs.6.6 billion in fiscal 2001 to Rs.6.7 billion in fiscal 2002. This resulted from an increase in depreciable gross assets in fiscal 2002 compared with the previous year as a result of additional network related capital expenditures. In fiscal 2002, depreciation charges also include additional depreciation amounting to Rs.180 million due to an assessment of a shorter useful life of old exchanges as against previous estimates. This is based on our plans to replace these exchanges in the future.

Pay phone agency commissions.    Pay phone agency commissions increased 19.2% from Rs.2.2 billion in fiscal 2001 to Rs.2.6 billion in fiscal 2002 due to a general increase in the number of public call offices and call volumes, and also an increase in the average rate of commission paid on domestic and international long distance calls from 16.7% in fiscal 2001 to 20% in fiscal 2002.

Other operating costs.    Other operating costs increased 14.4% from Rs.6.9 billion in fiscal 2001 to Rs.7.9 billion in fiscal 2002. This increase was due primarily to the increase in maintenance cost and provision made for doubtful debts.

Operating profit.    Operating profit decreased 22% from Rs.17.8 billion in fiscal 2001 to Rs.13.9 billion in fiscal 2002 due to a 15% increase in operating costs, despite a 3.9% increase in operating revenue over fiscal 2001.

Interest and other income.    Interest and other income decreased 14.7% from Rs.2.4 billion in fiscal 2001 to Rs.2.0 billion in fiscal 2002. This decrease was due to lower returns on bank balances as interest rates on rupee deposits in India declined over the period. In addition, Rs.8.8 billion of balances previously deposited at State Bank of India, London branch were repatriated to India and utilized in business operations.

Interest and other financial expenses.    Interest and other financial expenses primarily comprise of interest paid on customer deposits and interest on delay in deposit under our contributory retirement benefit schemes. During fiscal 2001 we had repaid a loan from IBRD. The interest on this loan was Rs.24 million in fiscal 2001 and consequently this has accounted for a decrease in the interest charge from Rs.376 million in fiscal 2001 to Rs.346 million in fiscal 2002.

Taxation.    Taxation expense decreased 4.5% from Rs.7.5 billion in fiscal 2001 to Rs.7.2 billion in fiscal 2002. Our effective tax rate was 38.04% in fiscal 2001 and 46.22% in fiscal 2002. This increase in our effective tax rate was primarily attributable to an increase in the rate used to calculate deferred taxes from 35.7% to 36.75%, as a result of a change in tax rates under Finance Act 2002 and the effect of tax assessed for earlier years.

Segment Information

Until the end of fiscal 2001, our Chairman-cum-Managing Director (the chief operating decision maker of MTNL) evaluated performance and made strategic decisions based upon a review of profitability for our Company as a whole. Our company was considered to operate in one industry segment as the provider of domestic telecommunications services in the cities of Delhi and Mumbai in India.

During fiscal 2002, we identified basic and cellular as the two operating segments of MTNL. However, during fiscal 2002 and fiscal 2003, we did not consider cellular services to be a reportable segment because it does not meet the thresholds of significance. Our business in conducted exclusively in India, which for reporting purposes is considered a single geographic area.

Please refer to Note 29 and Note 32(c) to our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

A summary of our cash flows appears below:

	Year ended March 31,
	2001	2002	2003
	(millions of Rupees)
Net cash flows from operating activities	19,325	15,164	22,495
Net cash used in investing activities	(8,578)	(8,414)	(13,535)
Net cash from financing activities	(4,870)	(7,591)	(15,222)
Effect of exchange rate fluctuation on cash and cash equivalents	600	469	(32)
Net increase/(decrease) in cash and cash equivalents	6,477	(372)	(6,294)
Cash and cash equivalents at the beginning of the period	18,351	24,828	24,456

Cash and cash equivalents at the end of the period	24,828	24,456	18,162

We have historically met our working capital and capital expenditure requirements principally from cash flow generated from operations. We have also from time to time undertaken external borrowings. As of March 31, 2003, we had no borrowings. We expect to meet our planned capital requirements for the next two years primarily from cash flow generated from operations, together with existing cash balances and supplemented by market borrowings, whenever required. At March 31, 2003, we had cash and cash equivalents of Rs.18.2 billion.

Operating Activities

Net cash flow from operating activities was Rs.15.2 billion in fiscal 2002 and Rs.22.5 billion in fiscal 2003, an increase attributable to the effect of a Rs.13.7 billion increase in trade payables. This increase was largely the result of increases in payables owed to the Department of Telecommunications and Bharat Sanchar Nigam Limited. We are withholding payment of accrued amounts owed to Bharat Sanchar Nigam Limited until reimbursement obligations in respect of borrowings that we had made on behalf of the Department of Telecommunications are cleared. Operating cash flow may be adversely affected when the amount payable on account of networking charges for fiscal 2003 is paid to Bharat Sanchar Nigam Limited. See “—Contractual Obligations, Including Debt” below.

Investing Activities

Net cash used in investing activities has increased from Rs.8.4 billion in fiscal 2002 to Rs.13.5 billion for fiscal 2003. This increase is mostly due to an increase in purchase of fixed assets from Rs.11.2 billion in fiscal 2002 to Rs.12.2 billion in fiscal 2003 and an Rs. 2.5 billion investment in bonds of the Maharashtra Krishna Valley Development Corporation.

Financing Activities

Net cash used in financing activities of Rs.15.2 billion during fiscal 2003 was primarily due to a failure by Bharat Sanchar Nigam Limited/Department of Telecommunications to repay amounts owed to us as reimbursement obligations in respect of our retirement of borrowings that we had made on behalf of the Department of Telecommunications. In addition, Rs.2.8 billion was paid as dividends at the rate of Rs.4.5 per share for fiscal 2002.

Contractual Obligations, Including Debt

The following table shows our contractual payment obligations for the specified future periods:

	Payments due by period (millions of Rupees)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	—	—	—	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	260	48	106	106	—
Purchase obligations	4,139	4,139	—	—	—
Other long-term liabilities reflected on our balance sheet under IAS	15,755	750	935	7,503	6,567

Total	20,154	4,937	1,041	7,609	6,567

We do not expect to have any difficulty repaying such amounts, and may do so entirely from cash flow generated from operations.

As of March 31, 2003, we had no debt outstanding and no credit facilities.

During fiscal 2003, we repaid the remaining Rs.26.2 billion principal balance and Rs.3.0 billion in interest owed under borrowings (in the form of bonds) we had made on behalf of the Department of Telecommunications. As the Department of Telecommunications was not able to raise debt on its own, the Department had used us to raise money to finance the development of telecommunications infrastructure that eventually became part of the assets of Bharat Sanchar Nigam Limited upon its corporatization in October 2000. Prior to the corporatization of Bharat Sanchar Nigam Limited we had sought reimbursement for principal and interest payments on these borrowings from the Department of Telecommunications and thereafter, from Bharat Sanchar Nigam Limited. As of March 31, 2003, we were still owed Rs.17.4 billion in reimbursements in respect of these borrowings. As a result, we have been withholding payment of accrued amounts owed to Bharat Sanchar Nigam Limited until the reimbursement obligations are cleared. As of March 31, 2003, our payables owed to Bharat Sanchar Nigam Limited totaled Rs.12.7 billion. Clearance of our payables owed to Bharat Sanchar Nigam Limited prior to the clearance of the Rs.17.4 billion in back-to-back payments owed to us would have a material adverse effect upon our cash flow.

Off-Balance Sheet Arrangements

As of March 31, 2003, we were not a financial guarantor of obligations of any unconsolidated entity, and we were not a party to any similar off-balance sheet obligation or arrangement.

Capital Expenditure

Our capital expenditures are made principally on network expansion, improvements and introduction of new services and systems. In fiscal 2003, we made capital expenditures (net of proceeds from sales of fixed assets) of Rs.10.5 billion, a 2.0% increase from our capital expenditures of Rs.10.3 billion in fiscal 2002.

We have historically planned our capital expenditures on five-year programs that are subject to approval by the Department of Telecommunications and the Planning Commission of the Indian government. The Ninth MTNL Plan was the five-year investment plan covering the period from April 1, 1997 to March 31, 2002, and the Tenth MTNL Plan covers the five-year period from April 1, 2002 to March 31, 2007. Generally, five-year plan investment targets are much higher than actual investment levels. Additionally, rapid changes in communications technology and customer preferences render detailed investment planning for five years impossible.

Our current estimate for capital expenditures for fiscal 2004 is Rs.22.8 billion; however, based on our experience in past years, we expect that the actual amount of capital expenditure for the year will be at least Rs.10 billion less than our estimate. Our estimate does not include amounts that we may spend to expand our basic services into additional circles throughout India or to enter the market for domestic long distance service. We currently estimate that approximately Rs.12-13 billion in additional capital expenditures would be required to expand our basic services into the ten additional circles for which we have applied for licenses. We are exploring several options by which we may enter the market for domestic long distance services and cannot currently estimate the amount of additional capital expenditures that would be required.

The following table shows our aggregate capital expenditures by type of investment for the periods indicated.

	Year Ended March 31,
	2001	2002
	(Rupees in millions)
Local switching and access lines (including CDMA)	6,563	8,888
Transmission	770	47
Information Technology (new services)	50	301
Land, buildings and vehicles	140	810
Network and Ancillary modernization	1,015	89
Build-out of GSM cellular networks	1,136	200
Long distance switching

Total	9,674	10,335

In fiscal 2003, we made capital expenditures of Rs.10.54 billion.

We have funded our recent capital expenditures to the extent incurred, and intend to fund the remaining capital expenditures, primarily from cash flow from operations and existing cash balances. We may consider other options for raising any additional funds that may be required, including through debt financing, equity financing and leasing arrangements in the event that such funds are needed. Our capital expenditures may ultimately be higher if we begin investment to build out basic service networks outside Mumbai and Delhi, if we enter the domestic long distance business, if demand for our GSM cellular service or CDMA-based mobile service is higher than anticipated or if we otherwise enter new markets or provide additional services.

SIGNIFICANT ACCOUNTING DIFFERENCES BETWEEN IAS AND US GAAP

Our consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from US GAAP. Application of US GAAP would have affected the balance sheet as of March 31, 2001, 2002 and 2003 and net income for each of the three years ended March 31, 2003. The following is a discussion of the most significant differences on our consolidated financial statements.

Taxes on income.    Under IAS, deferred taxes are recognized at current rates, which include rates substantively enacted by the balance sheet date. Under US GAAP, all deferred tax calculations are made at the enacted rates as on the balance sheet date.

Capitalization of interest cost.    We expense interest costs as they are incurred; US GAAP requires interest costs during the construction of qualifying assets to be capitalized.

Dividends.    Until the end of fiscal 2000, dividends were provided for in the year in respect of which they are declared or proposed under IAS. Under US GAAP, dividends and the related dividend tax are given effect only in the period in which dividends are formally declared. Beginning in fiscal 2001, the treatment of dividends under IAS was revised to conform to US GAAP.

Impairment of long-lived assets.    Under IAS and US GAAP, long-lived assets are reviewed for impairment whenever events or changes in the circumstances indicate that the asset may be impaired. Under IAS, asset impairment is assessed by comparing the carrying value of the assets with the future discounted cash flows, which are expected to be generated by the asset. Under US GAAP, if the future undiscounted cash flows expected to be generated by the asset are less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss to be recognized is based on the fair value of the asset. There have been no impairments under either IAS or US GAAP for any of the periods presented.

Medical benefits.    IAS requires amortization of prior service cost on a straight-line basis over the average period until the benefits concerned are vested. Vested prior service cost is to be recognized immediately. However, US GAAP requires the amortization period for prior service cost related to non-pension benefits to be based on years of service to full eligibility.

For more information regarding the material differences between IAS and US GAAP as they relate to us, please see Note 32 to our consolidated financial statements for the fiscal year ended March 31, 2003 included elsewhere in this report.

RESEARCH AND DEVELOPMENT

Although we did not make research and development expenditures in the last three fiscal years, in fiscal 2001 we appropriated 2% of profits, or Rs.308 million, to a reserve for research and development.

TREND INFORMATION

For a discussion of other important trends affecting us, see “—Operating Results—Overview” above.

Item 6.    Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

The government of India controls us and has the power to elect all of our directors and to determine the outcome of almost all actions requiring approval of our board of directors or shareholders. The Department of Telecommunications, as the representative of our majority shareholder, the government of India, also has the authority to exercise the special powers granted to the President of India under our articles of association. These include the right to appoint our Chairman-cum-Managing Director and to issue directives with respect to our business. See “Additional Information—Memorandum and Articles of Association—Powers of the President of India.”

Directors

The board of directors has ultimate responsibility for the administration and management of our affairs, except for certain matters that are reserved by our articles of association for the approval of the President of India. Our articles of association provides for a board of not less than four and not more than 18 directors. The directors are appointed by the government of India. The President of India is empowered by Article 66A of our articles of association to appoint one-third of the total number of our directors sitting at any time for an indefinite term and to designate our Chairman-cum-Managing Director. Our remaining directors serve for three-year terms with one-third of these set term directors retiring each year at our annual general meeting.

We currently have 11 directors, three of whom are our most senior officers. We refer to these directors as “full-time directors.” Our Executive Director, Mumbai and our Executive Director, Delhi are ex-officio members of the board. Two of our directors are officers of the Department of Telecommunications. Finally, there are four directors who are neither our employees nor employees of the Department of Telecommunications. We refer to these directors as “part-time directors.” All of our directors were appointed by the Department of Telecommunications. One board seat is currently vacant.

The business address of each of the directors is our registered office. The names of our current directors, their ages and their positions as at the date of this report appear below.

Name	Age	Position
Narinder Sharma	60	Director(1)/Chairman-cum-Managing Director
R.S.P. Sinha	53	Director(1)/Director (Finance)
V. Shivkumar	54	Director(1)/Director (Personnel)
I.C. Srivastava	59	Director(2)/Execute Director, Mumbai
J.M. Mishra	59	Director(2)/Executive Director, Delhi
P.C. Rawal	58	Director/Additional Secretary, Department of Telecommunications
A.C. Padhi	48	Director/Deputy Director General (Finance), Department of Telecommunications
Adhik Shirodkar	72	Director(3)
A.S. Vyas	52	Director(3)
Jagdish Shettigar	56	Director(3)
Monika Arora	30	Director(3)

(1)	Full-time director
(2)	Director ex-officio
(3)	Part-time director

Other Principal Executive Officers

The business address of each of our principal executive officers is our registered office. In addition to those officers who are members of the board of directors, our principal executive officers and their ages and positions as at the date of this report are as follows:

Name	Age	Position
K.C. Gupta	54	Executive Director, Technical
A.K. Girotra	58	Executive Director, Marketing and Business Development
Kuldeep Goyal	53	Executive Director, Mobile Services

Mr. Narinder Sharma has been our Chairman-cum-Managing Director and a member of our board since September 2000. Prior to joining us, he was Secretary of the Telecom Regulatory Authority of India and Chairman of the Management Committee of the Asia Pacific Telecommunity. Mr. Sharma joined the Indian Telecom Service in 1965 and has held various positions in the Indian Telecom Service. In addition, Mr. Sharma has served as Chief Executive Officer of Hindustan Cables Ltd. and has served on the boards of Videsh Sanchar Nigam Limited and Telecommunications Consultants India Limited. Mr. Sharma has a Bachelor of Engineering (Electrical) degree from Punjab University.

Mr. R.S.P. Sinha has been our Director (Finance) and a member of our board since April 2002. Prior to joining us, he was a Director (Finance) of Videsh Sanchar Nigam Limited. He is a Fellow of the Institute of Cost & Works Accountants of India. Mr. Sinha has 20 years experience in senior financial positions both in the private sector and the public sector, including ten years experience as full-time Director of the Board of Public Sector Undertakings. Mr. Sinha worked as Director (Finance) on the Board of Videsh Sanchar Nigam Limited from 1994 to February 2002.

Mr. V. Shivkumar has been our Director (Human Resources) and a member of our board since April 2002. He has a Post Graduate Degree in Personnel Management & Industrial Relations, a Post Graduate Diploma in Industrial Engineering & Management and a Bachelor of Law Degree from Jabalpur University. Prior to joining us he served as the Executive Director (HR) at Bharat Earth Movers Limited.

Mr. I.C. Srivastava has been our Executive Director, Mumbai, and an ex-officio member of our board since October 2002. Mr. Srivastava joined the Indian Telecommunications Service in 1966 and the Department of Telecommunications in 1967. He is also a member of the board of our subsidiary, Millennium Telecom Limited.

Mr. J.M. Mishra has been our Executive Director, Delhi, and an ex-officio member of our board since July 2003. Mr. Mishra joined the Indian Telecommunications Service in 1967 and has held various positions since then, including Chief General Manager (Assam) and as a consultant to establish a telecommunications training center in Kathmandu, Nepal. Mr. Mishra has a Bachelor of Engineering (Electrical) degree and a degree in Industrial Relations.

Mr. P.C. Rawal has been a member of our board since September 30, 2002. Mr. Rawal, a member of the Indian Administrative Services, currently serves as Additional Secretary in the Department of Telecommunications.

Mr. A.C. Padhi has been a member of our board since January 16, 2001. Mr. Padhi joined Indian Posts & Telegraphs Accounts and Finance Service in 1981. Currently he is the Deputy Director General (Finance) in Department of Telecommunications. Before that, he served as General Manager (Telecommunications), Finance Advisor of Telecom Factory, Mumbai, and Joint Secretary in the Union Public Service Commission. Mr. Padhi holds a degree in zoology from Utkal University and a postgraduate degree in education.

Mr. Adhik Shirodkar has been a member of our board since August 20, 2002. He has been practicing as a lawyer for the last 45 years in Mumbai. He was elected to the upper house (Rajya Sabha) of the Indian Parliament from Maharasthra in February 1996. In December 2001, Mr. Shirodkar was nominated to become a member of the Indian Board of Wild Life. Mr. Shirodkar holds a law degree from Mumbai.

Mr. A.S. Vyas has been a member of our board since August 20, 2002. Mr. Vyas is currently President of the National Federation of Sales Representatives Union and the Sales Promotion Employees Association and General Secretary of Lyka Labs and the Associate Companies Employees Union. Mr. Vyas is also a convener of various fronts of Mumbai unit of India’s Bharatiya Janata Party. Earlier, he was a member of Minimum Wage Committee, Drugs and Pharmaceutical Industry in Maharasthra and the Maharasthra Labour Welfare Board and was the President of Bharatiya Janata Party, North-East District, Mumbai.

Dr. Jagdish Shettigar has been a member of our board since August 20, 2002. A PhD in Economics, Dr. Shettigar was the Director of the Economic Research Foundation of the Federation of Indian Chambers of Commerce and Industry from 1989-91 and has been engaged as a consultant and visiting faculty member. He is a member of the Prime Minister’s Economic Advisory Council and a member the Board of Governors, Indian Institute of Technology, Madras.

Mrs. Monika Arora has been a member of our board since August 20, 2002. A PhD candidate at Delhi University, she has been a lecturer in Indraprastha College of Women, Delhi University. She has appeared in a number of television programs and has played a lead role in a television serial on adult literacy. She is currently associated with voluntary organizations engaged in social activities.

Mr. K.C. Gupta has been our Executive Director, Technical, since November 2002. Mr. Gupta joined the Indian Telecommunications Service in 1972 and has held various posts in different parts of India including service with Telecommunications Consultants India Limited from 1996-2000. Mr. Gupta holds an engineering degree from Delhi College of Engineering, Delhi.

Mr. A.K. Girotra has been our Executive Director, Marketing and Business Development, since June 2001. Mr. Girotra joined the Indian Telecommunications Service in 1968 and has held various positions since then, in different parts of India. He was actively involved in the planning of the first SDH network of Department of Telecommunications. He also worked as Head of Transmission for Qatar Telecommunications for five years. Mr. Girotra has a Bachelor of Technology degree from the Indian Institute of Technology, Kanpur and also holds an M.B.A.

Mr. Kuldeep Goyal has been our Executive Director, Mobile Services, since August 2003. Mr. Goyal joined the Indian Telecom Service in the year 1972 and has held various positions in different parts of India. Prior to his current assignment, he served as our Principal General Manager, Surat Telecom District. From 1984-86, Mr. Goyal served as Project Director (Commercial), Ministry of Communication, Sana’s Yemen Republic. He holds an Engineering degree from the University of Roorke and is a member of the National Working Growth of ITU-T Study Group 2.

Audit Committee

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to the various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. Currently, the members of the audit committee are Dr. Jagdish Shettigar (Chairman), Mr. R.S.P. Sinha, Mr. A.S. Vyas and Mrs. Monika Arora.

COMPENSATION OF DIRECTORS AND OFFICERS

The total remuneration and benefits in kind paid by us to all of our directors and executive officers as a group in fiscal 2003 was approximately Rs.3.5 million. In fiscal 2003, we set aside a total of approximately Rs.0.2 million to provide pension and other retirement benefits for our directors and executive officers.

There are no outstanding loans, advances or guarantees of any amounts to our directors or principal officers. There have been no transactions effected by us during the current or immediately preceding fiscal year, and there were no transactions effected during an earlier financial year that remain in any respect outstanding or unperformed, between us and any of our directors or principal officers which were unusual in their nature or conditions or significant to our business.

EMPLOYEES

Employees

At March 31, 2003, we had 58,072 employees, of whom 7,557 were executive and 50,515 were non-executive employees. We seek to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and subscriber satisfaction. We have placed a special emphasis on retraining our workforce to meet the demands of modernizing our network and improving customer satisfaction.

In general, employees receive a base salary and salary-related housing and other allowances, productivity based incentive payments and certain benefits, including a pension plan, medical benefits for themselves and certain members of their immediate families and post-retirement medical benefits for retired employees with 10 years of service and certain members of their immediate families. Substantially all of our non-executive employees have opted to terminate their services with the Department of Telecommunications and to continue as our employees, effective November 1, 1998. We believe that this was the result of employee expectations of increased wages and improved benefits and a desire to remain in Delhi or Mumbai, as the case may be. In July 2000, we entered into a new 10 year wage agreement with our non-executive employees which provided for substantial wage increases retroactive to November 1998 for wages and November 1999 for perquisites.

Under the option given to them for pension benefits, our absorbed employees could opt to retain pension benefits in accordance with the Central government pension rules or in accordance with our retirement rules which are applicable to our directly recruited employees, and opt to draw pro rata monthly pension until their absorption. Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees. In August/September 2002, the Department of Telecommunications indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the Department of Telecommunications. However, the terms of such payments are yet to be finalized. Once these terms are finalized and the payments are made to Department of Telecommunications for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India. We do not expect that the amount that would eventually be payable by us to the Department of Telecommunications would be higher than the liability outstanding in respect of our post-retirement obligations as at the end of fiscal 2003.

Approximately 99% of our executive employees remain employees of the government of India. These employees are entitled to pension and gratuity benefits from the government of India in accordance with rates prescribed by the government which we fund and expense in the current period. In addition, in February 2001, the Department of Telecommunications informed us that we would be responsible for providing leave encashment, which is payment to employees for accrued but untaken leave, to our employees seconded from the government. Accordingly, we are contributing for leave encashment in accordance with rates prescribed by the government to the Department of Telecommunications for these employees.

All of our seconded executive employees, as well as certain Department of Telecommunications and Bharat Sanchar Nigam Limited employees of equivalent seniority, have been given the option to accept employment with us. The Department of Telecommunications has given its approval to a new compensation structure which we submitted to them. Recently, many of our seconded executives (other than our senior executives) have indicated that they would like to become our employees at the new, higher compensation structure with effect from October 1, 1998, and beginning in fiscal 2003, we have been provisioning for the increased costs associated with this. As more executives choose to accepts employment with us as a result of this higher compensation structure, we will experience increased wage, post-retirement benefit and other employee-related costs. If more eligible personnel choose employment with us than we have positions available, our executive positions will be filled on the basis of seniority.

As a public sector enterprise, we abide by general Department of Telecommunications and Department of Public Sector Enterprises personnel policies which, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees. Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages. Our board of directors recently approved a voluntary retirement scheme for certain categories of our employees. The matter awaits action by the Indian government. We may consider adopting other voluntary retirement schemes if the government permits us to do so.

On January 7, 2000, the Indian government offered to sell up to 14 million equity shares, representing approximately 2.2% of our outstanding equity shares, to our employees at a discount as compensation in connection with the restructuring of Department of Telecommunications. None of our employees accepted this offer before it expired on December 31, 2000. However, the government intends to make a similar offer to our employees once it has decided upon the terms of the offer. We cannot predict when this new offer will be made by the Indian government.

The mandatory retirement age for all employees is 60 years of age. Upon retirement, employees and their dependents are entitled to a pension under a defined benefit plan. The pension amount is based on the employee’s years of service and salary level upon retirement and, in a reduced amount, is transferable to dependents upon the employee’s death. We also provide post-retirement health care benefits to retired employees and their dependents.

Almost all of our non-executive employees are members of local unions organized in each of Delhi and Mumbai. Our executive employees seconded from Department of Telecommunications are members of national officers’ associations, which act as an informal consultative mechanism for conveying management staff’s views regarding personnel policies to our senior executives.

SHARE OWNERSHIP

None of our directors or connected persons or our principal executive officers owned any of our equity shares as of the date of this report.

On January 7, 2000, the Indian government offered to sell up to 14 million equity shares, representing approximately 2.2% of our outstanding equity shares, to our employees at a discount as compensation in connection with the restructuring of Department of Telecommunications. None of our employees accepted this offer before it expired on December 31, 2000. The government intends to make a similar offer to our employees once it has decided upon the terms of the offer. We cannot predict when this new offer will be made by the Indian government.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information about the shareholders holding 5% or more of our outstanding equity shares as of March 31, 2003, according to our register of shareholders:

Name of Owner	Number of Shares	Percentage
Government of India(1)	354,372,740	56.25%
Life Insurance Corporation of India(2)	64,852,942	10.29%
The Bank of New York(3)	59,085,064	9.38%

(1)	The equity shares owned by the government of India are registered in the name of the President of India or his nominees in our register of shareholders.
(2)	Life Insurance Corporation of India is also controlled by the government of India.
(3)	These equity shares are held by The Bank of New York as custodian for the holders of our ADSs.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have a number of distinct relationships with the government of India as outlined below:

Government of India as Shareholder

The government of India currently owns 56.25% of our outstanding equity shares. Accordingly, the government of India will continue to have the ability to control us, elect all of our directors and determine the outcome of substantially all actions requiring the approval of our board of directors or shareholders.

The government of India has announced its intention to divest its shareholdings in a number of government companies by offering significant equity stakes in those companies to strategic partners through a competitive bidding process. To date, there have been no announcements that the government of India plans to reduce its shareholding in us through this process.

The Department of Telecommunications acts as representative of our majority shareholder, the government of India. The Department of Telecommunications also has the authority to exercise the special powers granted to the President of India under our articles of association. These include the right to appoint our Chairman-cum-Managing Director and to issue directives with respect to our business. See “Additional Information— Memorandum and Articles of Association—Powers of the President of India.”

Government of India as Regulator

Our business is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the Department of Telecommunications pursuant to the provisions of the Telegraph Act and the terms of the licenses under which we operate. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector, much of our supervision and regulation is implemented more informally through the general administrative powers of the Department of Telecommunications, including those reserved to the Department of Telecommunications under our license, and of other government of India agencies. In March 1997, an autonomous body, the Telecom Regulatory Authority of India, was established with quasi-judicial powers to regulate telecommunications services in India. See “Information on the Company— Telecommunications Regulation in India—The Telecom Regulatory Authority of India.”

We operate all of our services under licenses granted by the Department of Telecommunications. The licenses identify the services that we are permitted to provide, which we believe covers all of the services that we currently do provide. A license for any additional service requires the approval of the Department of Telecommunications. The Department of Telecommunications retains the right, however, after giving us appropriate notice, to modify the terms and conditions of our license at any time if, in its opinion, it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. The Department of Telecommunications may also terminate our license before its scheduled expiration upon our breach of any of its terms. We do not control the rates charged to end users of our services. The Department of Telecommunications currently fixes these rates which are subject to approval by the Parliament. Under the Telecom Regulatory Authority of India Act, the Telecom Regulatory Authority of India has been granted the authority to determine tariffs.

So long as the government of India’s shareholding in us equals or exceeds 51%, we are deemed to be an Indian government company under the Companies Act and are subject to regulations generally applicable to public sector enterprises in India. These regulations concern personnel matters, including appointment of key management personnel and the hiring, dismissal and compensation of employees, as well as procurement, capital expenditures and the generation of funds through the issuance of securities. For example, all appointments to our board of directors must first be recommended by the Public Enterprises Selection Board, a government agency, and its recommendations are reviewed by the government of India, although until recently all appointments to our board have been recommended only by the government of India. All appointments to our board of directors are also approved by our shareholders. Disputes between government of India enterprises (such as us) and government of India departments generally must be referred to the Committee on Disputes of the government of India for mediation before either party may bring a claim in a court of law. A single government of India ministry or department is designated as the primary supervisor of each public sector enterprise and the Department of Telecommunications has been designated as our primary supervisor. Our activities are also subject to review by India’s Parliament, and the Department of Telecommunications must submit an annual report to Parliament regarding our business activities.

The government of India plays an important role in the preparation of our financial statements. Under Indian regulations, as a government of India company, our annual accounts are audited by statutory auditors and branch auditors which are independent chartered accountants appointed each year by the government of India at the direction of the Comptroller and Auditor General of India. See “Additional Information—Memorandum and Articles of Association—Audit and Annual Report.” In accordance with the government of India’s practice with respect to government of India companies, auditors have generally not been permitted to serve as our branch or statutory auditors for more than three consecutive years. In addition, the Comptroller and Auditor General conducts an independent review of our financial statements that are audited by the statutory and branch auditors. The annual report submitted to the Parliament includes a copy of our audit report and any comments upon or supplements to the audit report made by the Comptroller and Auditor General.

The Government of India as Customer

The government of India purchases our services on a commercial basis, and government entities, in the aggregate, constitute the single largest user of our services. The Department of Telecommunications sets the tariffs for these services which are the same as our tariffs to our other customers. However, certain limited categories of high-level government of India officials may not have their telephone connections disconnected for non-payment of bills.

Our Financing of the Department of Telecommunications

As a department of the government of India, the Department of Telecommunications cannot raise funds through external borrowings from non-government of India entities, and has historically depended on us to raise funds on its behalf for use in its telecommunications business. By restructuring us as a corporation, the Department of Telecommunications was able to create a company which could raise debt in the capital markets to be used to fund its telecommunications operations. The Indian government guaranteed these borrowings and we on-lent the proceeds of the borrowings on terms substantially similar to the terms of the original loan. As a result of the corporatization of the Department of Telecom Services into Bharat Sanchar Nigam Limited in

October 2000, we no longer borrow funds on behalf of the Department of Telecommunications. All external borrowings that had made on behalf of the Department of Telecommunications/Bharat Sanchar Nigam Limited have been repaid by us, though we have yet to completely settle the amounts owed to us by the Department of Telecommunications/Bharat Sanchar Nigam Limited in respect of these borrowings.

Related Party Transactions

In addition to the transactions and circumstances described above in this Item 7, we enter into numerous business relationships with entities that have varying degrees of government control, as well as with the government itself and subdivisions of the government. For example, as discussed elsewhere in this report, our principal interconnect arrangements are with Bharat Sanchar Nigam Limited. For more information on our relationships and transactions with the government of India and its subdivisions and entities controlled by the government, see Note 3 and Note 24 to our consolidated financial statements, which appear elsewhere in this report.

Item 8.    Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements” and pages F-1 through F-43.

SIGNIFICANT CHANGES

Recent Developments

Unaudited First Quarter Financial Information.    We released unaudited financial information for the three months ended June 30, 2002 and 2003 in accordance with Indian GAAP. This information was furnished to the U.S. Securities and Exchange Commission on September 12, 2003 in a report on Form 6-K.

Dividends.    Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval of a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. Shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of company profits for the fiscal year in which the dividend is declared after transfer to the reserves of a percentage of our profits for that year of not less than 2.5%. The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for that year out of our accumulated profits, subject to certain limitations.

The following table sets forth, for the periods indicated, the dividend per equity share and per global depositary receipt and the total amount of dividends paid on the equity shares, both exclusive of dividend tax.

For fiscal year	Dividend per equity share	Dividend per global depositary receipt	Total amount of dividends paid
	(Rs.)	(Rs.)	(millions of Rupees)
2002	4.5	9.0	2,835
2001	4.5	9.0	2,835
2000	3.0	6.0	1,890
1999	3.0	6.0	1,890
1998	3.0	6.0	1,826

In June 2003, our board of directors recommended the payment of a dividend of Rs. 4.5 per share, amounting to a total of Rs. 2,835 million, to record holders of equity shares on August 11, 2003. This dividend was approved by our shareholders at our annual general meeting held on September 20, 2003. The current rate payable by us on dividend payments to our shareholders is approximately 12.81% (inclusive of surcharge). Currently, there is no Indian tax payable by shareholders in respect of dividends received.

The Ministry of Finance has adopted non-binding guidelines regarding the payment of dividends by “public sector undertakings” which apply to us. According to the guidelines, profit-making public sector undertakings which are commercial enterprises should generally declare a minimum dividend each fiscal year of 20% of the higher of paid-up share capital as of year-end or profit after tax for the year. In the case of telecommunications, oil, petroleum, chemical and other infrastructure industries, the minimum dividend for each fiscal year is to be 30% of profit after tax for the year. These guidelines have not been complied with by a substantial number of public sector undertakings, including us. For fiscal 1998 and fiscal 1999, we retained a greater portion of our earnings than provided in the guidelines in order to fund our capital expenditures and we expect to continue to do so in the future.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the equity shares represented by our ADSs. The equity shares represented by our ADSs will rank equally with our existing shares. At present, we have equity shares issued in India.

For a description of the tax consequences of dividends paid to our shareholders, see “Additional Information—Taxation—Indian Taxation—Taxation of Distributions.”

Regulatory Developments.    There have been several important post-fiscal 2003 regulatory developments affecting the Indian telecommunications industry, including developments relating to tariffs and interconnect charges. See “Information on the Company—Telecommunications Regulation in India” and “Key Information—Risk Factors” for details.

Sales Tax Demand.    We recently received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs.1.6 billion in sales tax for fiscal 1998-2002 on certain telecommunications revenues, mainly telephone rental charges, and received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon us.

The Indian trade tax department has similarly demanded that Bharat Sanchar Nigam Limited make sales tax payments in respect of certain historical telecommunications revenues. The company challenged the demand in the state’s High Court and won. The state government has since appealed to the Supreme Court of India, which held in favor of the state government. Bharat Sanchar Nigam Limited has filed a writ petition with the Supreme Court seeking another review. This petition was admitted on September 25, 2003.

If we were required to pay sales tax in respect of certain historical revenues, including telephone rentals, such payments could have a material adverse effect upon our results of operations, financial condition and cash flow. At this time, we cannot estimate potential aggregate liability associated with sales tax payment. See “Key Information—Risk Factors—Risks Relating to Our Business.”

Adoption of Voluntary Retirement Scheme.    Our board of directors recently approved a voluntary retirement scheme for certain categories of our employees. The matter awaits action by the Indian government.

Item 9.    The Offer and Listing

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are listed on several Indian stock exchanges and were first quoted on The Stock Exchange, Mumbai on May 13, 1993. Our equity shares are also traded on the National Stock Exchange in India. The following table sets forth the high and low closing prices and average daily trading volume on The Stock Exchange, Mumbai for our equity shares for the periods indicated:

	Share price		Average daily trading volume
Calendar period	High	Low
1999	236	139	2,072,457
2000	379	109	2,093,301
2001
First Quarter	213	110	2,622,313
Second Quarter	161	120	735,795
Third Quarter	133	99	207,742
Fourth Quarter	149	118	266,200
2002
First Quarter	177	109	776,374
Second Quarter	165	121	471,509
Third Quarter	154	107	504,800
Fourth Quarter	115	89	331,643
2003
First Quarter	119	81	666,761
March	109	89	222,744
April	104	90	226,529
May	108	85	391,521
June	115	94	681,176
July	121	98	817,233
August	137	117	1,233,211

On September 26, 2003, the closing price of our equity shares on The Stock Exchange, Mumbai was Rs.117.10.

Global Depositary Receipts/ADSs

Our global depositary receipts were listed on the London Stock Exchange and quoted on SEAQ International until we terminated our global depositary receipt program following the completion of our exchange offer in which we exchanged global depositary receipts of tendering holders for New York Stock Exchange-listed American Depositary Shares, or ADSs. The commencement of our ADS program and the termination of our global depositary receipt program both occurred in the fourth quarter of calendar year 2001.

The table below shows the high and low closing prices and average daily trading volume on the London Stock Exchange for our global depositary receipts from January 1, 1998 until our global depositary receipt program was terminated and the receipts delisted in December 2001. The table below also shows the high and low closing prices and average daily trading volume on the New York Stock Exchange for our ADSs at the end of October 2001.

	Global depositary receipt/ ADS price
Calendar period	High		Low
Global depositary receipts
1998	US$	16.97	US$	7.66
1999		13.20		8.10
2000
First Quarter		22.75		11.25
Second Quarter		17.00		9.00
Third Quarter		11.00		5.70
Fourth Quarter		9.40		5.75
2001
First Quarter		N/A		5.40
Second Quarter		7.00		5.33
Third Quarter		5.60		4.33
Fourth Quarter (until termination)		6.19		5.00

ADSs
Fourth Quarter (from listing date)	US$	6.45	US$	5.60
2002
First Quarter		7.50		4.75
Second Quarter		6.60		4.85
Third Quarter		6.45		4.35
Fourth Quarter		4.87		3.63
2003
First Quarter		4.57		3.33
March		4.20		3.97
April		4.27		3.85
May		4.26		3.80
June		4.82		4.07
July		5.17		4.16
August		5.75		5.16

On September 26, 2003, the closing price of our ADSs on the New York Stock Exchange was US$5.19 per ADS.

THE INDIAN SECURITIES MARKET

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the Securities and Exchange Board of India, The Stock Exchange, Mumbai and the National Stock Exchange, and has not been prepared or independently verified by us or any of our affiliates or advisers.

The Indian Securities Market

India has a long history of organized securities trading. In 1875, the first stock exchange was established in Mumbai.

The Securities and Exchange Board of India

India’s stock exchanges are regulated by the Securities and Exchange Board of India under the Securities and Exchange Board of India Act, 1992, the Securities Contracts (Regulation) Act, 1956, and the Securities Contracts (Regulation) Rules, 1957. The Securities Contracts (Regulation) Rules regulate the recognition of stock exchanges, the qualifications for membership and the manner in which contracts are entered into and enforced between members.

The main objective of the Securities and Exchange Board of India, which was established by the government of India in February 1992, is to promote the development of and regulate the Indian securities markets and protect the interests of investors. The Securities and Exchange Board of India may make or amend an exchange’s by-laws and rules, overrule an exchange’s governing body and withdraw recognition of an exchange. In the past, the Securities and Exchange Board of India’s regulation of market practices was limited. The Securities and Exchange Board of India Act, 1992 granted the Securities and Exchange Board of India powers to regulate the business of Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organizations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. The Securities and Exchange Board of India has also issued:

•	guidelines concerning minimum disclosure requirements by public companies;

•	rules and regulations concerning:

•	investor protection, insider trading, substantial acquisitions of shares and takeovers of companies, buybacks of securities, employee stock option schemes, foreign capital market issues, derivative instruments and sweat equity; and

•	debenture trustees, depositaries, development financial institutions, venture capital funds, foreign institutional investors, stockbrokers, underwriters, merchant bankers, portfolio managers, mutual funds, credit rating agencies and other capital market participants; and

•	rules and regulations regarding the prohibition of fraudulent and unfair trade practices relating to the securities market.

The Securities Contracts (Regulation) Act has been amended to include derivatives of securities and instruments of collective investment in the definition of “securities.” This has been done with a view to develop and regulate the markets for derivatives. Trading in index-linked futures currently takes place on the National Stock Exchange and The Stock Exchange, Mumbai. Trading in individual stock futures that have been notified by Securities and Exchange Board of India is now permitted. The Securities and Exchange Board of India also set up a committee for the review of Indian securities laws, which has proposed a draft Securities Bill. The draft Securities Bill, if accepted, will result in a substantial revision in the laws relating to securities in India.

Public Company Regulation

Under the Companies Act, a public offering of securities in India must generally be made by means of a prospectus, which must contain information specified in the Companies Act and be filed with the Registrar of Companies having jurisdiction over the place where a company’s registered office is situated. A company’s directors and promoters may be subject to civil and criminal liability for misstatements in a prospectus. The Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities.

The Securities and Exchange Board of India has issued detailed guidelines concerning disclosures by public companies and investor protection. Prior to the repeal of certain rules in mid-1992, the Controller of Capital Issues of the government of India regulated the prices at which companies could issue securities. The Securities and Exchange Board of India guidelines now permit existing listed companies to price freely their issues of securities, though the pricing of initial public offerings is subject to certain restrictions. All new issues governed by the Securities and Exchange Board of India guidelines are conditional upon a minimum subscription requirement of 90.0% of the securities being issued. Promoters of companies are required to retain a certain minimum certified holding of equity share capital, which is subject to a lock-in for three years. Further, existing shareholders of the company, who are not promoters, are subject to a lock-in of one year from the date of the initial public offering. No issuance of bonus shares is permitted within 12 months of any public issue or rights issue.

Public limited companies are required under the Companies Act to prepare, file with the Registrar of Companies and circulate to their shareholders audited annual accounts, which comply with the Companies Act’s disclosure requirements and regulations governing their manner of presentation. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange. Listed companies are now required to publish quarterly unaudited financial results that are reviewed by an outside auditor in accordance with a prescribed standard for non-audit reviews. The Securities and Exchange Board of India has recently notified amendments to the listing agreement tightening the continual disclosure standards by corporations and corporate governance measures to be adopted by listed companies.

The Companies (Amendment) Bill, 2003, which was recently introduced before the Indian Parliament, provides for, among other things, the following with respect to public companies: a change in the number of directors and the composition board, the requirement of having a minimum number of independent directors, introduction of maximum age for directors, restrictions on the powers of the board of directors to dispose of corporate assets, additional disqualifications of auditors and the prohibition of certain non-audit services by the auditors.

Listing

The listing of securities on a recognized Indian stock exchange is regulated by the Securities Contract Rules.

Under the standard terms of stock exchange listing agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of the company’s obligations under such agreement, subject to the company receiving prior notice of the intent of the exchange. In the event that a suspension of a company’s securities continues for a period in excess of three months, the company may appeal to the Securities and Exchange Board of India to set aside the suspension. The Securities and Exchange Board of India has the power to veto stock exchange decisions in this regard.

The Securities and Exchange Board of India has issued the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003, which sets forth the procedure for delisting of securities in the following circumstances:

•	voluntary delisting sought by the promoters of a company;

•	any acquisition of shares of the company or a scheme or arrangement, by whatever name referred to, consequent to which the public shareholding falls below the minimum limit specified in the listing conditions or listing agreement that may result in delisting of securities;

•	promoters of the company who voluntary seek to delist their securities from all or some of the stock exchanges;

•	cases where a person in control of management is seeking to consolidate his holdings in a company, in a manner which would result in the public shareholding in the company falling below the limit specified in the listing conditions or in a listing agreement that may have the effect of the company being delisted; and

•	compulsory delisting by stock exchanges (e.g., upon failure by a company to pay required listing fees).

Indian Stock Exchanges

There are 24 stock exchanges in India. At December 31, 2000, these stock exchanges were served by over 9,000 brokers dispersed across India. Most of the stock exchanges have their governing board for self-regulation.

It is estimated that the six major exchanges, The Stock Exchange, Mumbai, the stock exchanges at Ahmedabad, Calcutta, Chennai and Delhi, and the National Stock Exchange, account for more than 90.0% of the market capitalization of listed Indian companies. The Stock Exchange, Mumbai and the National Stock Exchange account for a majority of trading volumes of securities in India. The Stock Exchange, Mumbai and National Stock Exchange together hold a dominant position among the stock exchanges in terms of number of listed companies, market capitalization and trading activity. These two stock exchanges handle over 1.4 million trades per day with volumes in excess of Rs.20 billion.

There are generally no restrictions on price movements of any security on any given day. However, to restrict abnormal price volatility, the Securities and Exchange Board of India has instructed stock exchanges to apply daily circuit breakers which do not allow transactions at prices different by more than 8.0% of the previous closing price for shares quoted at Rs.20 or more. The Securities and Exchange Board of India has recently instructed stock exchanges to relax the circuit breakers by a further 8.0% after half an hour from the time prices reach the limit of 8.0%. It has allowed stock exchanges to fix circuit breakers for shares quoted at prices up to Rs.20. There is no circuit filter applicable for trading in shares on rolling settlement and for which derivative instruments are available. There is, however, a dummy circuit filter applicable in case of a 20% movement on share prices in order to prevent accidental trades. There is a 20% circuit filter applicable for trading in shares on rolling settlement and for which derivative instruments are not available. There is also an index based circuit filter based on the BSE SENSEX and NSE S&P CNX Fifty indices wherein trading in the entire market is halted for a specific period depending upon whether the index fluctuates in excess of 10%, 15% or 20%. Further, margin requirements are also imposed by stock exchanges that are required to be paid at rates fixed by the stock exchanges. The Indian stock exchanges can also exercise the power to suspend trading during periods of market volatility.

A settlement cycle is an account period for the securities traded on a stock exchange. At the end of the period, obligations are settled, i.e., buyers of securities pay for and receive securities while sellers give securities and receive payment for them. The obligations are settled on a net basis, i.e., if some security is both purchased and sold in the same settlement cycle then only the net quantity of securities is delivered or received and the net amount of funds paid or received. Typically, the length of the settlement period is two business days. The Securities and Exchange Board of India has specified certain shares to be settled by rolling settlement. Under rolling settlement, the length of the settlement period is one day. All stocks trading under the rolling settlement system are settled on a T+2-day basis; trades executed on a Monday are typically settled on the following Monday. Stocks that are not under the rolling settlement system follow the account period settlement system.

In December 1993, the Securities and Exchange Board of India announced a ban on forward trading on the Ahmedabad, Calcutta and Delhi stock exchanges and The Stock Exchange, Mumbai in order to contain excessive speculation, protect the interests of investors and regulate the stock market. All transactions thereafter were required to be for payment and delivery.

In October 1995, the Securities and Exchange Board of India announced the introduction of a modified forward trading system to enable buyers and sellers to defer the settlement of their obligations to the following settlement cycle. This system began on The Stock Exchange, Mumbai in January 1996 for select shares. The new system segregates trades into different categories, namely, carry-forward, delivery and jobbing, with different identification numbers of the various trades. The Securities and Exchange Board of India has appointed a committee to recommend modalities for a carry forward mechanism under the rolling settlement. Once the revised carry forward mechanism is approved, rolling settlement will be applicable also for shares in the carry forward list.

In May 2001, the Securities and Exchange Board of India announced that all shares included in the new system will trade only in the compulsory rolling settlement system from July 2, 2001. All outstanding deferred positions under the earlier system would have to be compulsorily liquidated by September 3, 2001.

In 1992, the Securities and Exchange Board of India promulgated rules and regulations that prescribe conditions for registration of stockbrokers. A stockbroker may not buy, sell or deal in securities except pursuant to a certificate granted by the Securities and Exchange Board of India. The regulations also prescribe a broker code of conduct and rules for the fair treatment of investors by brokers, the procedures for registration, the payment of registration fees, maintenance of appropriate books and records and the right of inspection of the books of the stockbrokers by the Securities and Exchange Board of India. Broker liability in cases of default extends to suspension or cancellation of the broker’s registration. The Securities and Exchange Board of India has issued registration certificates to over 9,000 stockbrokers who are members of various stock exchanges in India. Before these regulations, stockbrokers were required to be registered only with the stock exchanges of which they were members. The Securities and Exchange Board of India regulations introduced the concept of dual registration of stockbrokers with the Securities and Exchange Board of India and the stock exchanges, and brought the brokers under regulation for the first time.

The Securities and Exchange Board of India has enforcement powers over secondary market participants for violation of any provisions of the Securities and Exchange Board of India Act, 1992, the rules and regulations of the Securities and Exchange Board of India, the Securities Contracts (Regulation) Act, 1956, or the rules and regulations made thereunder. The Securities and Exchange Board of India may also take enforcement actions for violations of the Securities Contract Act or rules made thereunder and rules, regulations and by-laws of the stock exchanges.

The Securities and Exchange Board of India has also announced SEBI Regularisation Scheme, 2002, under which parties who are guilty of violating the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, will be granted general amnesty on the payment of a fine for each default during the prescribed period of time.

Internet-Based Securities Trading and Services

The Securities and Exchange Board of India has recently allowed Internet-based securities trading under the existing legal framework. The regulations seek to allow the Internet to be used as an order routing system through stock brokers registered with the Securities and Exchange Board of India on behalf of clients for executing trades on a recognized stock exchange in India. Stock brokers interested in providing this service are required to apply for permission to the respective stock exchange and also have to comply with certain minimum conditions stipulated by the Securities and Exchange Board of India. Given the limited life of these new regulations to date, it is possible that these regulations will continue to evolve in the future.

Takeover Code

Disclosure and mandatory bid obligations under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Code”) which prescribes certain thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by the Securities and Exchange Board of India and was most recently amended in December 2002.

The most important features of the Takeover Code, as amended, are as follows:

•	Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5.0% of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights in that company to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company’s shares are listed) within two working days of (a) the receipt of allotment information; or (b) the acquisition of shares or voting rights, as the case may be.

•	A person has to make a three-stage disclosure when he acquires 5%, 10% and 14% of the shares and/or voting rights in a company, of his holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company’s shares are listed).

•	Promoters or persons in control of a company are also required to make annual disclosure of their holdings in the same manner.

•	An acquirer cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by him or by persons acting in concert with him) would entitle such acquirer to exercise 15.0% or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

•	An acquirer who, together with persons acting in concert with him, holds between 15.0% and 75.0% of the shares cannot acquire additional shares or voting rights that would entitle him to exercise a further 5.0% of the voting rights in the period of a financial year unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

•	Any further acquisition of shares or voting rights by an acquirer who holds 75.0% of the shares or voting rights in a company triggers the same public announcement requirements.

•	In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20.0% of the shares of the company.

The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

The Takeover Code permits conditional offers and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit in an escrow account a percentage of the total consideration which amount will be forfeited in the event that the acquirer does not fulfill his obligations. In addition, the Takeover Code introduces the “chain principle” by which the acquisition of a company will obligate the acquirer to make a public offer to the shareholders of each subsidiary company which is listed.

The general requirements to make such a public announcement do not, however, apply entirely to bailout takeovers when a promoter (i.e., a person or persons in control of the company, persons named in any offer document as promoters and certain specified corporate bodies and individuals) is taking over a financially weak company but not a “sick industrial company” pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financially weak company” is a company which has at the end of the previous financial year accumulated losses, which have resulted in erosion of more than 50.0% but less than 100.0% of the total sum of its paid up capital and free reserves at the end of the previous financial year. A “sick industrial company” is a company registered for more than five years which has at the end of any financial year accumulated losses equal to or exceeding its entire net worth.

The Takeover Code does not apply to certain specified acquisitions including the acquisition of shares (1) by allotment in a public and rights issue, (2) pursuant to an underwriting agreement, (3) by registered stockbrokers in the ordinary course of business on behalf of clients, (4) in unlisted companies, (5) pursuant to a scheme of reconstruction or amalgamation or (6) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985. Certain exemptions have also been provided for acquisition of shares pursuant to exercise of a put option or call option in the subsequent stage of a disinvestment, subject to the prior existence of such put option or call option having been disclosed in the open offer document. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledge. In addition, the Takeover Code does not apply to the acquisition of ADSs so long as they are not converted into equity shares.

In case of creeping acquisitions/consolidations of holdings, the ceiling has been reduced from 10% to 5% of equity shareholding of the target company with effect from October 1, 2002. No exemptions are available to inter se transfers among promoters, in the event that the transfers take place at 25% premium to the market price of equity shares of the company. Change in control is, however, allowed in the event a special resolution is passed (in addition to the filing of the postal ballots).

Insider Trading

The Securities and Exchange Board of India has recently adopted the new Insider Trading Regulations which require significantly greater disclosure by the company with regard to the trading of the company’s shares.

Under the Insider Trading Regulations, an insider is as a person who is or was connected with the company or is deemed to have been connected with the company, and who is reasonably expected to have access, by virtue of such connection, to unpublished price sensitive information in respect of securities of the company, or who has received or has had access to such unpublished price sensitive information.

Further, under the Regulations, no insider may, either on his own behalf or on behalf of any other person, deal in securities of a company listed on a stock exchange on the basis of any unpublished price sensitive information, or communicate any unpublished price sensitive information to any person, with or without his request for such information, except as required in the ordinary course of business or under any law, or counsel or procure any other person to deal in securities of any company on the basis of unpublished price sensitive information.

The Regulations state that the company will have to formulate an internal code of conduct which will be applicable to the directors and designated employees of the company for dealings in shares of the company by the directors and designated employees of the company, and with regard to access to unpublished price sensitive information that the directors or the designated employees might have. The Regulations also require the company to follow strict information disclosure requirements on a need to know basis.

Depositaries

In August 1996, the Indian Parliament enacted the Depositaries Act, 1996 which provides a legal framework for the establishment of depositaries to record ownership details and effectuate transfers in book entry form. The Securities and Exchange Board of India passed the Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996 which provides for the formation of such depositaries, the registration of participants as well as the rights and obligations of the depositaries, participants and the issuers. Every depositary has to register with the Securities and Exchange Board of India. Pursuant to the Depositories Act, the National Securities Depository Limited was established by the Unit Trust of India, the Industrial Development Bank of India and the National Stock Exchange in 1996 to provide electronic depositary facilities for trading in equity and debt securities. The National Securities Depository Limited, which commenced operations in November 1996, was the first depositary in India. Another depositary, the Central Depository Services (India) Limited, established by The Stock Exchange, Mumbai has commenced operations since July 15, 1999. The depositary system has significantly improved the operations of the Indian securities markets.

Trading of securities in book-entry form commenced in December 1996 and was available for securities of more than 2,207 companies at April 1, 2001. Securities are dematerialized by a company recalling and destroying the physical certificates of an investor and replacing them with an equivalent number of securities that are credited electronically to the investor’s account with a depository organization. In order to encourage dematerialization of securities, the Securities and Exchange Board of India has set up a working group comprising foreign institutional investors, custodians, stock exchanges, mutual funds and the National Securities Depository Limited to review the progress of securities and trading in dematerialized form and to recommend scrips for compulsory dematerialized trading in a phased manner. Accordingly, commencing January 1998, the Securities and Exchange Board of India has notified scrips of various companies for compulsory dematerialized trading by certain categories of investors such as foreign institutional investors and other institutional investors and has also notified compulsory dematerialized trading in specified scrips for all retail investors. The Securities and Exchange Board of India has significantly increased the number of scrips in which dematerialized trading is compulsory for all investors. The Securities and Exchange Board of India has also provided that the issue and allotment of shares in public, rights or offer for sale after a specified date to be notified by the Securities and Exchange Board of India) shall only be in dematerialized form and an investor shall be compulsorily required to open a depositary account with a participant.

However, even in the case of scrips notified for compulsory dematerialized trading, investors, other than institutional investors, are permitted to trade in physical shares on transactions outside the stock exchange where there are no requirements of reporting such transactions to the stock exchange and on transactions on the stock exchange involving lots of less than 500 securities.

Item 10.    Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is certain information relating to our share capital, including certain provisions of our articles of association and the Companies Act. The information is not complete and is qualified in its entirety by reference to our articles of association.

General

Our authorized share capital is Rs.8,000,000,000, divided into 800,000,000 equity shares with a par value of Rs.10 each. At the date of this report, 630,000,000 shares were issued and fully paid.

Our equity shares are in registered form. The shares are the only class of share capital currently outstanding. There are no convertible debentures or warrants currently in existence.

Dividends

Our shareholders, acting at the annual general meeting, may declare a dividend upon the recommendation of the board of directors. The amount of the dividend declared may not exceed the amount recommended by the board of directors, although a lesser amount may be declared. Dividends are distributed and paid within 30 days of the declaration by the shareholders. Our board of directors also is authorized under our articles of association to declare and pay interim dividends to shareholders.

If any dividend remains unclaimed at the end of 30 days, the amount of the dividend will be transferred to a separate account belonging to us. If it still remains unclaimed at the end of seven years, this amount will be transferred to government of India and cannot be claimed by the relevant shareholder. Dividends are payable only in cash to registered holders on a record date fixed prior to the relevant annual general meeting.

Dividends may be paid only out of our profits for the relevant year, after transfer to our reserves of a percentage of our profits for that year of not less than 2.5%. The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for that year out of our accumulated profits, subject to certain limitations. A dividend tax of approximately 12.81% (inclusive of surcharge) of distributed profit for a relevant period is payable by us.

We are subject to non-binding Ministry of Finance guidelines regarding the payout of dividends by public sector undertakings. See “Financial Information—Significant Changes—Recent Developments—Dividends.”

Free Distribution of Equity Shares

In addition to permitting dividends to be paid out of current or retained earnings, the Companies Act permits us to distribute bonus shares to shareholders. Upon any distribution of bonus shares, an amount equal to the face value of the bonus shares to be distributed is transferred from the general reserve or share premium account to share capital. The bonus shares must be distributed to shareholders in proportion to the number of equity shares owned by them.

Preemptive Rights and Issue of Additional Shares

Subject to the approval of the President of India, we may by ordinary resolution increase our share capital by the issue of new shares or create a new class of shares. In addition, the rights attached to the shares of any class may be varied with the consent of not less than three-fourths of the issued shares of that class. The Companies Act gives shareholders the right to subscribe for new shares in proportion to their existing shareholdings unless otherwise determined by a special resolution to that effect adopted at a general meeting of shareholders. Such a resolution was adopted with respect to the equity shares offered by us in the global depositary receipt offering at an extraordinary general meeting held on November 19, 1997. We must offer shares to existing shareholders by notice specifying the number of shares offered and the date, within 30 days from the date of offer, by which the offer must be accepted. The board of directors is entitled to distribute the shares in respect of which preemptive rights have not been exercised in the manner that it deems most beneficial to us.

General Meetings of Shareholders

We are required to convene an annual general meeting of our shareholders within six months after the end of each financial year (subject to extensions which may be granted by the competent authorities) and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding not less than 10% of our paid-up capital on the date of the request. The annual general meeting of the shareholders is generally convened by the Company Secretary in accordance with a resolution of the board of directors. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the day of service) prior to the date of the general meeting to the shareholders whose names are on the register at the record date. Those shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting.

The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located; meetings other than the annual general meeting may be held at any other place determined by the board of directors.

Our articles of association provide that a quorum for a general meeting is the presence of at least five shareholders, including a representative of the President of India.

This year’s annual general meeting was held on September 20, 2003.

Voting Rights

At any general meeting, voting is by show of hands (where each shareholder has one vote) unless a poll is demanded by at least 10% of those entitled to vote on the resolution or those holding shares with a paid-up value of at least Rs.50,000. Upon a poll, every shareholder entitled to vote and present in person or by proxy has one vote for every share held by the shareholder. The Chairman has a deciding vote in the case of any tie. Our articles of association do not allow shareholders to cumulate their votes.

Any shareholder may appoint a proxy. The instrument appointing a proxy must be lodged with us at least 48 hours before the time of the meeting. A corporate shareholder may appoint an authorized representative who may vote in all respects as if a shareholder, both on a show of hands and upon a poll.

Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, certain resolutions such as those relating to the alteration of our articles of association, the commencement of a new line of business, the issue of further shares without preemptive rights and a reduction of share capital require a three-fourth majority of the votes cast in favor of the resolution (whether by show of hands or upon a poll). The Companies Act has been amended to require that certain shareholder resolutions only be passed through postal ballot. We have not yet amended our articles of association to provide for written postal ballots.

Register of Shareholders, Record Dates and Transfer of Shares

Our share transfer agents maintain registers of our shareholders and beneficial owners of shares held through depositaries. For the purpose of determining equity shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The Companies Act and our listing agreement with The Stock Exchange, Mumbai (and the other Indian Stock Exchanges) permit us, according to a resolution of the Board and upon at least 30 days’ advance notice to The Stock Exchange, Mumbai (and such other stock exchanges), to set the record date and upon seven days’ public notice to close the register of shareholders for not more than 30 days at a time, and not more than 45 days in a year, in order for us to determine which shareholders are entitled to certain rights relating to the shares. Trading of shares may, however, continue while the register of shareholders is closed.

Following introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in certain circumstances, the shares of a company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Pursuant to Section 111A, if the transfer of shares is in contravention of any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985, the Company Law Board (a statutory body which administers the Companies Act) may, on application made by an investor, the Securities and Exchange Board of India or certain other parties, direct the rectification of the register of members. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares, before making or completing its inquiry into the alleged contravention. Pending the inquiry, the rights of a holder to transfer the shares would not be restricted, although the voting rights attached to the shares may remain suspended by an order of the Company Law Board.

The Indian Companies Act, 1956, has been recently amended to provide for the constitution of a National Company Law Tribunal and dissolution of the Company Law Board. The National Company Law Tribunal shall exercise all powers that had been conferred on the Company Law Board or the High Courts by the Indian Companies Act, 1956. This amendment has not yet been brought into force.

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the rules and procedures laid down by Securities and Exchange Board of India. These regulations provide the regime for the functioning of the depositaries and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty.

The Securities and Exchange Board of India has notified our equity shares for trading and settlement only in book-entry form for all investors, except for transactions made outside and which are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositaries established under the Depositaries Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant. Upon delivery, the equity shares shall be registered in the name of the relevant depositary on our books in book-entry form and this depositary shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be effected through the records of the depositary. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depositary.

The requirement to hold our equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the global depositary receipts. In order to trade our equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.

We have entered into a listing agreement with each of the other Indian stock exchanges on which the shares are listed. Clause 40A of the listing agreements provides that if an acquisition of a listed company’s equity shares results in the acquirer and its associates holding 5% or more of the company’s outstanding equity shares, the acquirer must report its holding to the relevant stock exchanges. If an acquisition would result in the acquirer and its associates holding equity shares which carry 10% or more of the voting rights, then the acquirer must notify the relevant stock exchanges. If an acquisition is deemed a takeover, the acquirer must, before acquiring shares, offer (in accordance with Clause 40B of the listing agreements) on a uniform basis to all remaining shareholders of the company to acquire a minimum of a further 20% of the total shares of the company at a prescribed price. The acquisition of shares of a company listed on an Indian stock exchange beyond certain threshold amounts is subject to regulations governing takeovers of Indian companies. See “The Offer and Listing—The Indian Securities Market—Takeover Code.” Clauses 40A and 40B and such regulations will not apply to shares so long as they are represented by ADSs.

Shareholder Access to Corporate Records

Under the Companies Act, the shareholder register and index, the register and index of debenture holders and copies of all annual returns together with copies of certificates and documents required to be annexed thereto, must be kept at our registered office for inspection by any share or debenture holder free of charge and by any other person on payment of a fee. The minute books of the general meetings of our shareholders must be kept at our registered office and be made available for inspection by our shareholders regardless of the size of their shareholding.

Disclosure of Ownership Interest

Section 187C of the Companies Act generally requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the holder of record and holders of record to declare details of the beneficial owner. While it is unclear whether Section 187C applies to holders of ADSs of a company, investors who exchange ADSs for shares are subject to this Section. Failure to comply with Section 187C would not affect the obligation of a company to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which such declaration has not been made, but any person who fails to make the required declaration may be liable for a fine of up to Rs.1,000 for each day the failure continues. Furthermore, any charge, promissory note or any other collateral agreement created, executed or entered into by the registered owner of any share in respect of which a declaration required under Section 187C has not been made is not enforceable by the beneficial owner or any person claiming through him.

So long as the government of India’s shareholding equals or exceeds 51%, Section 187C will not apply to holders of our equity securities, including holders of our ADSs or equity shares.

Audit and Annual Report

At least 21 days before the annual general meeting of shareholders, we must circulate either a detailed or an abridged version of our audited balance sheet and profit and loss account and the related reports of our board of directors and our auditors. We are also required under the Companies Act to make available upon request of any shareholder a complete balance sheet and profit and loss account in the case of circulation of abridged accounts.

The Comptroller and Auditor General of India, has the power to direct the manner in which our accounts are audited by the auditors appointed pursuant to Section 619(2) of the Companies Act, to give the auditors instructions in regard to any matter relating to the performance of their functions and to conduct a supplementary or test audit of our accounts by such auditors. The Comptroller and Auditor General also has the right to comment on or supplement the audit report to the Comptroller and Auditor General which must be placed before our annual general meeting at the same time and in the same manner as the audit report.

Powers of the President of India

Under Articles 66A and 66B of our articles of association, the President of India is entitled to appoint one third of our total number of directors including our Chairman-cum-Managing Director as well as our whole time directors. Article 69(i) requires the Chairman to reserve for the decision of the President of India all proposals, decisions or matters which raise in the opinion of the Chairman any important issue and which are, on that account, fit to be reserved for the decision of the President of India. No decision on these important issues may be taken in the absence of the Chairman appointed by the President of India. Article 69(ii) lists the matters in respect of which prior approval of the President of India must be obtained, which include issuance of debentures and the sale, lease or disposal of any land or building with an original book value in excess of Rs.1 million. Under Article 71, we may not take action in respect of any proposal or decision of the board of directors reserved for approval of the President until his approval is obtained. The President may modify the board of directors’ proposals or decisions.

Article 70 grants the President of India the power to issue directives in regard to the conduct of our business and affairs, which are binding on our board of directors. These powers include the power to give directives to us as to the exercise and performance of our functions in matters involving national security or substantial public interest, power to call for returns, accounts and other information with respect to our properties and activities and to determine in consultation with the board of directors our financial and economic objectives.

Acquisition by Us of Our Own Shares

Until recently, the Companies Act did not permit a company to acquire its own equity shares because of the resulting reduction in the company’s capital. However, the government of India amended the Companies Act to allow a repurchase of shares in certain circumstances. A buy-back requires compliance with specific buy-back guidelines specified in the Companies Act and by the Securities and Exchange Board of India.

Holders of ADSs will be eligible to participate in a buy-back in certain cases. An ADS holder may acquire shares by withdrawing from the depositary facility and then selling those shares back to us.

There can be no assurance that the shares offered by an ADS holder in any buy-back of shares by us will be accepted by us. Investors are advised to consult Indian legal advisers prior to participating in any buyback by us, including in relation to any tax issues relating to such buy-back.

Liquidation Rights

Subject to the rights of employees, creditors and of the holders of any other shares entitled by their terms to preferential repayment over the shares, in the event of our winding up, the holders of our shares are entitled to be repaid the amount of capital paid up or credited as paid up on their shares. All surplus assets after payments due to the holders of any preference shares belong to the holders of the shares in proportion to the amount paid up or credited as paid up on such shares, respectively, at the commencement of the winding up.

American Depositary Shares

Our ADSs were originally issued in an exchange offer during October 2001 in which we offered ADSs for our global depositary receipts on a one-for-one basis. Our global depositary receipt program was cancelled and the receipts delisted from the London Stock Exchange in December 2001. At the end of October 2001, our ADSs were listed and began trading on the New York Stock Exchange. There have been no changes to the depositary agreement governing our ADSs since the exchange offer.

MATERIAL CONTRACTS

Since April 1, 2001, we have not entered into any material contracts that were not in the ordinary course of business.

INDIAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign business travel, travel for education, travel for pilgrimage, medical treatment and others.

Restrictions on Sale of the Equity Shares Underlying the ADSs and for Repatriation of Sale Proceeds

ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying the ADSs (other than a sale on a stock exchange or in connection with an offer made under the takeover regulations) by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. Investors who seek to sell in India any equity shares (other than a sale on a stock exchange or in connection with an offer made under the takeover regulations) withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will, subject to the foregoing, have to obtain Reserve Bank of India approval for each such transaction.

Limitations on Deposits of Equity Shares into the ADS Program

Under procedures recently adopted by the Reserve Bank of India, the depositary will be permitted to accept deposits of our outstanding equity shares and deliver ADSs representing the deposited equity shares to the extent, and limited to the number, of ADSs that have previously been converted into underlying equity shares. Under these new procedures, if you elect to surrender your ADSs and receive equity shares, you may be unable to re-deposit those outstanding equity shares with our depositary and receive ADSs because the number of new ADSs that can be issued cannot, at any time, exceed the number of ADSs converted into underlying equity shares or result in foreign equity in us exceeding 49%.

Specifically, in February 2002, the Reserve Bank of India issued operative guidelines for “limited two-way fungibility.” Under the guidelines, a registered broker in India is now permitted to purchase equity shares of an Indian company on behalf of persons resident outside India for the purpose of converting the equity shares so purchased into ADRs or GDRs, provided that (i) the equity shares are purchased on a recognized stock exchange, (ii) the Indian company has issued ADRs or GDRs, (iii) the equity shares are purchased with the permission of the custodian of the ADRs or GDRs of the Indian company, and are deposited with such custodian, (iv) the number of equity shares so purchased to be converted into ADRs or GDRs do not exceed the ADRs or GDRs previously converted into underlying equity shares (the number of equity shares available for conversion into

ADRs or GDRs is dependent upon the number of equity shares arrived at after conversion of ADRs into equity shares will have to be checked with the custodian) and (v) the number of equity shares so purchased to be converted shall be subject to sectoral caps as applicable and all the concerned parties shall comply with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder.

Further, paragraph (v) of the guidelines states that the company should not be involved in the process and the process should be demand driven upon the request for ADRs or GDRs emanating from overseas investors, and expenses involved in the overseas transaction would be borne by the investors themselves.

Restrictions On Foreign Ownership Of Indian Securities

The government of India regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities, including the equity shares represented by the ADSs, is generally regulated by the Foreign Exchange Management Act, 1999, which permits transactions including the inflow or outflow of foreign exchange and empowers the Reserve Bank of India to prohibit or regulate such transactions.

The Foreign Exchange Management Act permits most transactions involving foreign exchange except those prohibited or restricted by the Reserve Bank of India. The extent of control exercised over transactions involving foreign exchange depends upon the type of transaction involved. Transactions that alter the assets or liabilities, including contingent liabilities, outside India of persons resident in India or the assets and liabilities in India of persons resident outside India are known as capital account transactions. Transactions other than capital account transactions are known as current account transactions.

The Foreign Exchange Management Act has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions. The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act to regulate various capital account transactions, including certain aspects of the purchase and issuance of shares by Indian companies.

The Reserve Bank of India has recently issued a notification under the provisions of the Foreign Exchange Management Act relaxing the requirement of prior approval for an Indian company making an ADS issue provided that the issuer is eligible to issue ADSs pursuant to guidelines issued by the Ministry of Finance and has the necessary approval from the Foreign Investment Promotion Board.

Under the foreign investment rules, the following restrictions are applicable on foreign ownership:

•	under the “foreign direct investment” scheme, foreign individuals may own more than 49% of the equity shares of an Indian telecommunications company only with the approval of the Foreign Investment Promotion Board; this approval is granted on a case-by-case basis;

•	under the “depositary” scheme, foreign investors may purchase ADSs or global depositary receipts, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up;

•	under the “portfolio investment” scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the Reserve Bank of India, may be permitted to own, in the aggregate, up to an additional 24.0% of our equity shares that are not represented by ADSs or global depositary receipts (and up to 49.0% with the approval of our shareholders); no single foreign institutional investor may own more than 10.0% of our equity shares; and

•	under the “portfolio investment” scheme, non resident Indians may own up to an aggregate or 10.0% of our equity shares; no single non-resident Indian may own more than 5.0% of our total equity shares.

We had obtained approvals from the Ministry of Finance, the Foreign Investment Promotion Board, the Department of Telecommunications and special permission from the Reserve Bank of India for the offering of our global depositary receipts. Various tax concessions were also made available with respect to the existing global depositary receipt offering in accordance with the provisions of Section 115AC of the Indian Income-tax Act, 1961. Since no new shares were issued or offered in our exchange offer last year and the exchange offer was related to a change in the form of depository receipts, the original approvals needed merely to be taken on file, noted and recorded for modification. We obtained from the Ministry of Finance, Reserve Bank of India, the Foreign Investment Promotion Board and the Department of Telecommunications, modifications to the original approvals/special permission given by them, for our exchange offer.

As of June 30, 2003 foreign direct investment in us was 24.54% of our equity shares.

As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. However, foreign investment in our ADSs may not exceed 49% without prior government approval.

Our outstanding equity shares, including the equity shares underlying the ADSs, are listed and traded on the Calcutta, Delhi and Chennai Stock Exchanges, The Stock Exchange, Mumbai and the National Stock Exchange. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees. The ADS are listed on the New York Stock Exchange.

Equity shares which have been withdrawn from the depositary facility and transferred on our register of shareholders to a person other than the depositary or its nominee may be voted by that person. However, you may not receive sufficient advance notice of shareholder meetings to enable you to withdraw the underlying equity shares and vote at such meetings.

Notwithstanding the foregoing, if a foreign institutional investor, non-resident Indian or non-Indian corporation were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the 10-24% portfolio investment limitations, and the 5-10% non-resident Indian limitation. The application of these limitations, however, is not clear. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, persons of Indian origin and foreign institutional investors above the ownership levels set forth above, require government of India approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by foreign institutional investors and non-resident Indians would be required.

Further, if you withdraw your equity shares from the ADS program and your direct or indirect holding in us exceeds 15.0% of our total equity (under the Takeover Code), you would be required to make a public offer to the remaining shareholders. If you withdraw your equity shares from the depositary facility, you will not be able to redeposit them with the depositary.

If you wish to sell the equity shares withdrawn from the depositary facility, you will be required to receive the prior approval of the Reserve Bank of India.

Under procedures recently approved by the Reserve Bank of India, the custodian will be permitted to accept deposits of our outstanding equity shares purchased on a recognized stock exchange by registered brokers in India on behalf of a foreign investor. The depositary may issue ADRs evidencing ADSs representing the deposited equity shares to the extent, and limited to the number, of ADSs that have previously been converted into underlying equity shares, subject to applicable foreign ownership restrictions. See “— Limitations on Deposits of Equity Shares into the ADS Program” above for more details on these procedures.

Other Regulations

For more information on relevant securities and related regulations, please see “The Offer and Listing—The Indian Securities Market.”

TAXATION

Indian Taxation

The following is a summary of the material Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not. This discussion is based on the provisions of the Indian Income-Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be amended or modified by future amendments to the Indian Income Tax Act. Recent amendments to Section 115AC extend the special tax regime of Section 115AC to ADSs re-issued, in accordance with procedures established by the Indian government (operative guidelines issued under the Foreign Exchange Management notification dated February 13, 2002), against existing shares of an Indian company purchased by a non-resident investor in foreign currency through an approved intermediary. Under these guidelines re-issuance of ADSs would be permitted to the extent of ADSs which have been converted into underlying shares.

The summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the section 115AC regime.

Residence

For the purpose of the Income Tax Act, an individual is a resident of India during any fiscal year, if he (1) is in India in that year for 182 days or more or (2) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of an Indian citizen or a person of Indian origin who being resident outside India visits India during the financial year or an Indian citizen who leaves India for the purposes of his employment during the financial year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

Dividends distributed by an Indian company after March 31, 2002 are not subject to tax in the hands of shareholders. A dividend tax of 12.8125% (inclusive of surcharge) of the distributed profit for a relevant period is payable by us.

Taxation on Redemption of ADSs

The acquisition of equity shares upon a redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of Equity Shares or ADSs

Any transfer of ADSs or equity shares outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share to a resident of India or where the sale is made inside India will generally give rise to a liability for Indian capital gains tax. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADSs by the Depositary), the rate of tax is 10.25% (inclusive of surcharge). Where the equity share has been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 41% (inclusive of surcharge) in the case of foreign companies. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor. During the period the underlying equity shares are held by non-resident investors on a transfer from the Depositary upon redemption of ADRs, the provisions of the Avoidance of Double Taxation Agreement entered into by the government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide U.S. residents with any relief from Indian tax on capital gains.

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on The Stock Exchange, Mumbai or the National Stock Exchange on the date on which the depositary advises the custodian of such redemption, not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence from the date of advice of redemption by the depositary. The exact procedures for the computation and collection of Indian capital gains tax are not settled.

Rights

A distribution to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares is not subject to tax in the hands of the non-resident holder.

It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder not entitled to exemption under a tax treaty to another non-resident holder outside India will be subject to Indian capital gains tax. If rights are deemed by the Indian tax authorities to be situated within India, as our situs is in India, the gains realized on the sale of rights will be subject to customary Indian taxation as discussed above.

Stamp Duty

A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares by an investor would be also subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are mandatorily deliverable in uncertificated form and under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in uncertificated/dematerialized form.

Other Taxes

At present, there are no taxes on wealth, gifts and inheritance which may apply to the ADSs and underlying equity shares.

Service Tax

Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 8.0%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Federal Income Taxation

The following is a summary of certain United States federal income tax considerations for U.S. Holders (as defined below) of ADSs or equity shares who hold ADSs or equity shares as of the date hereof. This summary is based upon existing United States federal income tax law which is subject to change, possibly on a retroactive basis. This summary does not discuss all aspects of United States federal income taxation which may be important to particular holders in light of their individual investment circumstances, such as ADSs or equity shares held by holders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and non-U.S. Holders) or to persons that will hold ADSs or equity shares as part of a straddle, hedge, conversion, or other integrated transactions for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or foreign tax considerations. This summary assumes that investors hold, and will continue to hold, their ADSs or equity shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). Holders are urged to consult their tax advisers regarding the United States federal, state, local, and foreign income tax considerations, including the “passive foreign investment company” rules described below, of the ownership and disposition of ADSs or equity shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or equity shares that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the law of the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and properly elected to continue to be so treated. The tax treatment of persons who hold their ADSs or equity shares through a partnership (including an entity treated as a partnership for United States federal income tax purposes) will generally depend on the status of the partner and the activities of the partnership.

General

For purposes of United States federal income taxation, a holder of ADSs will be treated as the owner of his proportionate interest in the underlying equity shares held by the depositary. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder’s proportionate interest in equity shares, a holder’s tax basis in the withdrawn equity shares will be the same as his tax basis in the ADSs surrendered in exchange therefor, and such holder’s holding period in the withdrawn equity shares will include the period during which the holder held the surrendered ADSs.

A foreign corporation will be classified as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income or 50% or more of its assets are “passive” as determined under the PFIC rules. The determination of whether a foreign corporation is a PFIC is a factual determination and may entail the resolution of certain legal issues such as the tax treatment of on-lending transactions involving related parties under the PFIC rules. In addition, such determination is made on an annual basis and, accordingly, is subject to change from year to year. The following discussion assumes that we will not be classified as a PFIC for United States federal income tax purposes. For further PFIC considerations, see “—PFIC Considerations” below.

U.S. Holders

Taxation of Dividends.    Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by us in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in his ADSs or equity shares, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in Indian rupees will be includible in income in a United States dollar amount based on the United States dollar—Indian rupee exchange rate prevailing at the time of receipt of such dividends by the depositary. Dividends received on the ADSs or equity shares will not be eligible for the dividends received deduction allowed to corporations, but generally will qualify for the reduced income tax rate for qualified dividend income, provided certain holding period requirements are met.

Dividends paid on ADSs or equity shares will be treated, for United States federal income tax purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any Indian income tax imposed on dividends received on the ADSs or equity shares. U.S. Holders who do not elect to claim a foreign tax credit for Indian income tax withheld may instead claim the Indian income tax withheld as a deduction for United States federal income tax purposes, but only for a year in which the U.S. Holder elects to do so for all creditable foreign taxes. In certain circumstances, a U.S. Holder may not claim a foreign tax credit (and instead may claim a deduction) for foreign taxes imposed on a dividend if the U.S. Holder (i) has not held the ADSs or equity shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date during which it is not protected from risk of loss, (ii) is obligated to make certain payments related to such dividend, or (iii) subject to the promulgation of future Treasury regulations that are anticipated to be retroactively applied, holds the ADSs or equity shares in an arrangement in which the expected economic profit of the U.S. Holder is insubstantial compared to the value of the foreign tax credit expected to be obtained as a result of the arrangement.

A distribution of additional shares issued by us to U.S. Holders with respect to their ADSs or equity shares that is pro rata to all of our shareholders may not be subject to United States federal income tax. In the case of such a non-taxable stock dividend, such a distribution will not give rise to foreign source income and a U.S. Holder will not be able to use the foreign tax credit arising from any Indian withholding tax imposed in connection with such distribution unless the foreign tax credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income of the U.S. Holder. The tax basis of such additional shares will be determined by allocating the U.S. Holder’s tax basis in the ADSs or equity shares between the ADSs or equity shares and the additional shares, based on their relative fair market values on the date of distribution.

Sale or Other Disposition of ADSs or Ordinary Shares. A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or equity shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or equity shares. Any capital gain or loss will be long-term if the ADSs or equity shares have been held for more than one year and will generally be United States source gain or loss. The claim for a deduction in respect of a capital loss is subject to limitations.

PFIC Considerations.    If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of ADSs or equity shares may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ADSs or equity shares and (ii) any “excess distribution” paid on the ADSs or equity shares (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since November 4, 2002, subject to some exceptions, we have been required to file our periodic reports electronically through the SEC’s EDGAR system. Any filings we make electronically are available to the public over the Internet at the SEC’s Website at http://www.sec.gov.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments/investments which potentially subject us to credit risk include periodic temporary investments of excess cash, trade receivables, loan receivables from Bharat Sanchar Nigam Limited and investments in ITI Limited preference shares and bonds of the Maharashtra Krishna Valley Development Corporation (the “MKVDC”). We place our temporary excess cash in bank deposits. Credit risk associated with loan receivables from Bharat Sanchar Nigam Limited is minimal because those loans are guaranteed by the government of India. Credit risk associated with trade receivables is minimal due to our large customer base. We have not historically experienced significant losses on trade receivables.

We believe the risk in relation to investments made in ITI Limited is somewhat offset by the clause relating to set off the amounts receivable in respect of principal outstanding from the dues payable to ITI Limited, built into the share purchase agreement.

The credit risk for the investment in bonds issued by the MKVDC is minimized due to the payment mechanism envisaged in the prospectus. Any shortfall in the account is to be met by the Maharashtra state government, which has undertaken to earmark an amount equal to interest and principal repayments out of its annual budget for MKVDC. In the event that such amount is not transferred, the trustees would be entitled to invoke the guarantee given by the state government.

Exchange Rate and Interest Rate Risk

We are not exposed to any material foreign currency exchange risk since our revenues and expenses are primarily in Indian rupees. We are not exposed to any material interest rate risk since we do not rely on borrowings to meet our working capital and capital expenditure requirements. As of March 31, 2003, we had no debt.

Fair Value

The carrying value of cash and cash equivalents, trade and other receivables and trade payables are a reasonable estimate of their fair value due to the short term nature of these instruments. The fair value of finance lease obligations is estimated using the expected future payments discounted at market rates. The carrying value of long term liabilities and provisions approximate their fair value. The fair values of fixed rate debt and receivables are estimated using the expected future flows discounted at market interest rates.

The following table presents the carrying amounts and fair values of our financial instruments outstanding at March 31, 2001, 2002 and 2003. The carrying amounts in the table are included in our balance sheet under the indicated captions. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

	As of March 31,
	2001 Carrying Amount	2001 Fair Value	2002 Carrying Amount	2002 Fair Value	2003 Carrying Amount	2003 Fair Value
	(Millions of Rupees)
Financial Assets
DOT loans	26,190	26,740	—	—	—	—
Short term assets
—DOT	2,620	2,674	—	—	—	—
—BSNL	—		26,190	26,429
—Receivables	27,698	27,698	32,078	32,078	54,236	54,236
Cash and cash equivalents	24,828	24,828	24,456	24,456	18,162	18,162
ITI Limited preference shares	—	—	1,000	1,000	1,000	1,140
Investment in MKVDC	—	—	—	—	2,500	2,673
Financial Liabilities
Interest bearing loans
—DOT	26,190	26,740	—	—	—	—
—Finance leases	211	169	—	—	—	—
—Others	—	—	—	—	—	—
Other long term liabilities	13,549	13,549	14,303	14,303	15,005	15,005
Provisions	7,340	7,340	9,110	9,110	11,258	11,258
Payables
—DOT related	2,620	2,674	26,190	26,429	—	—
—Finance leases	251	224	211	190	—	—
—Others	23,662	23,662	25,225	25,225	39,827	39,827

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

Item 13.    Defaults, Dividend Arrearage and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

(a) Disclosure Controls and Procedures.    Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act.

(b) Internal Control Over Financial Reporting.    There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

Not applicable

Item 16B.    Code of Ethics

Not applicable

Item 16C.    Principal Accountant Fees and Services

Not applicable

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

See pages F-1 through F-43.

Item 19.    Exhibits

Number	Description of Exhibit

1.1	Memorandum and Articles of Association of the Registrant, as amended on January 31, 2002. *

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the holders from time to time to American Depositary Shares issued thereunder, including as an exhibit, the form of American Depositary Receipt.**

4.1	Lease Agreement dated January 16, 1996 between Life Insurance Corporation of India and the Registrant.**

4.2	License Agreement for provision of Internet Services in Delhi dated November 6, 1998 between President of India acting through Assistant Director General, Ministry of Communications and the Registrant.**

4.3	License Agreement for provision of Internet Services in Mumbai dated November 6, 1998 between President of India acting through Assistant Director General, Ministry of Communications and the Registrant.**

4.4	License Agreement for provision of Internet Services dated October 6, 2000 between President of India acting through Assistant Director General, Ministry of Communications and Millennium Telecom Limited.**

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

*	Previously filed on September 30, 2002, as exhibits to Annual Report on Form 20-F for fiscal 2002.
**	Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).

MAHANAGAR TELEPHONE NIGAM LIMITED

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Mahanagar Telephone Nigam Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, cash flow statements and statement of changes in “shareholders” equity present fairly, in all material respects, the financial position of Mahanagar Telephone Nigam Limited expressed in Rupees at March 31, 2003 and 2002 and the results of its operations and its changes in cash flows expressed in Rupees for each of the three years ended March 31, 2003, in conformity with International Accounting Standards. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income expressed in Rupees for each of the three years in the period ended March 31, 2003 and the determination of shareholders’ equity also expressed in Rupees at March 31, 2003 and 2002 to the extent summarised in Note 32 to the consolidated financial statements.

/s/ PRICE WATERHOUSE

New Delhi, India

September 27, 2003

Mahanagar Telephone Nigam Limited

Consolidated Balance Sheets

Amounts translated into US Dollars for convenience purposes only (See note1 (e))

		As at March 31,
	Note	2002	2003	2003
		(Millions of Rupees)		(Millions of Dollars) Unaudited
Assets
Tangible fixed assets	2, 4	70,809	74,670	1,571
Investments	5	1,013	3,692	78

Long-term assets		71,822	78,362	1,649

Bharat Sanchar Nigam Limited (“BSNL”)
Loans	6, 3g	26,190	—	—
Inventories	7	2,893	1,416	30
Receivables	8	32,078	54,236	1,141
Cash & Cash Equivalent	22	24,456	18,162	382

Current assets		85,617	73,814	1,553

Total assets		157,439	152,176	3,202

Equity and liabilities
Shareholders’ equity	9	73,300	76,667	1,613

Deferred tax	13a	9,100	9,419	198
Provisions	13b	3,413	2,607	54
Other long term liabilities	14	14,303	15,005	316

Total long term liabilities		26,816	27,031	568

Payables	12	51,626	39,827	838
Provisions	13b	5,697	8,651	183

Current liabilities		57,323	48,478	1,021

Total liabilities		84,139	75,509	1,589

Total shareholders’ equity and liabilities		157,439	152,176	3,202

The accompanying notes are an integral part of these consolidated financial statements.

Mahanagar Telephone Nigam Limited

Consolidated Income Statements

Amounts translated into US Dollars for convenience purposes only (See note1 (e))

		Year ended March 31,
	Note	2001	2002	2003	2003
		(Millions of Rupees, except earnings per share)			(Millions of dollars, except earnings per share) Unaudited
Operating revenue	15	59,358	61,661	58,515	1,231
Operating costs	16	(41,533)	(47,762)	(49,703)	(1,046)

Operating profit		17,825	13,899	8,812	185
Interest and other income	19	2,393	2,042	1,928	40
Interest and other financial expenses	18	(376)	(346)	(334)	(7)
Interest payable on DOT funding	3g	(3,660)	(3,090)	(2,389)	(50)
Interest recoverable from DOT	3g	1,830	—	—
Interest recoverable from BSNL	3g	1,830	3,090	2,389	50

Net profit before tax and earnings (losses) of equity affiliates		19,842	15,595	10,406	218
Taxation	20	(7,549)	(7,209)	(4,200)	(88)
Equity in earnings (losses) of equity affiliates, net of taxes	5	—	(4)	(4)	—

Profit after taxation		12,293	8,382	6,202	130

Earnings per share—Basic and diluted	23	Rs. 19.51	Rs. 13.30	Rs.9.84	$0.21

The accompanying notes are an integral part of these consolidated financial statements.

Mahanagar Telephone Nigam Limited

Consolidated Cash Flow Statements

Amounts translated into US Dollars for convenience purposes only (See note1 (e))

		Year ended March 31,
	Note	2001	2002	2003	2003
		(Millions of Rupees)			(Millions of Dollars) Unaudited
Net cash flows from operating activities	21	19,325	15,164	22,495	473
Cash flows from investing activities
Purchase of fixed assets		(11,074)	(11,170)	(12,196)	(257)
Proceeds from sale of fixed assets		419	740	141	3
Interest received—the Company		1,577	1,533	1,203	25
Short term loan receivable		500	1,500	—	—
Investments in ITI Limited		—	(1,000)	—	—
Investments in Maharashtra Krishna Valley Development Corporation (“MKVDC”) bonds		—	—	(2,500)	(53)
Investments in United Telecom Limited (“UTL”)		—	(17)	(183)	(4)

Net cash used in investing activities		(8,578)	(8,414)	(13,535)	(286)
Cash flows from financing activities
DOT related	11,3g	(2,253)	(4,245)	(12,176)	(256)
Repayment of interest bearing loans related to the Company		(192)	—	—	—
Payments of interest related to the Company		(24)	—	—	—
Dividends paid		(2,167)	(3,124)	(2,835)	(59)
Finance lease repayments		(234)	(222)	(211)	(4)

Net cash from financing activities		(4,870)	(7,591)	(15,222)	(319)
Effect of exchange rate fluctuation on cash and cash equivalents		600	469	(32)	(1)
Net increase/(decrease) in cash and cash equivalents		6,477	(372)	(6,294)	(132)
Cash and cash equivalents at the beginning of the period		18,351	24,828	24,456	514

Cash and cash equivalents at the end of the period	22	24,828	24,456	18,162	382

Supplemental cash flow information
Cash paid for interest		3,799	3,245	3,014	63

Cash paid for income taxes		7,921	8,666	8,447	178

The accompanying notes are an integral part of these consolidated financial statements.

Mahanagar Telephone Nigam Limited

Consolidated Statement of Changes in Shareholders’ Equity (Refer Note 9)

Amounts translated into US Dollars for convenience purposes only (See note1 (e))

	Share Capital	Share Premium	Retained Earnings	Research and development reserve	Total	Total
	(Millions of Rupees)					(Millions of Dollars) Unaudited
As at April 1,2000	6,300	6,649	42,800	—	55,749
Profit for the year	—	—	12,293	—	12,293
Transfer to research and development reserve	—	—	(308)	308	—
Dividends	—	—	—	—	—
Taxes payable on dividends	—	—	—	—	—

As at March 31, 2001	6,300	6,649	54,785	308	68,042

As at April 1, 2001	6,300	6,649	54,785	308	68,042
Profit for the year	—	—	8,382	—	8,382
Dividends	—	—	(2,835)	—	(2,835)
Taxes payable on dividends	—	—	(289)	—	(289)

As at March 31, 2002	6,300	6,649	60,043	308	73,300

As at April 1, 2002	6,300	6,649	60,043	308	73,300	1,542
Profit for the year	—	—	6,202	—	6,202	130
Dividends	—	—	(2,835)	—	(2,835)	(59)

As at March 31, 2003	6,300	6,649	63,410	308	76,667	1,613

The accompanying notes are an integral part of these consolidated financial statements.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements

NOTE 1    PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

(a)	Principal activities

Mahanagar Telephone Nigam Limited (“MTNL” or “the Company”) is the principal supplier of basic or fixed line telecommunications services in Delhi and Mumbai. The Company’s license is valid up to March 31, 2013 for fixed line services and covers the state of Delhi and the municipalities of Mumbai, Navi Mumbai and Thane, which are in the state of Maharashtra. The Company also provides an internet and cellular services in both Delhi and Mumbai for which it has licenses valid up to November 1998 and October 10, 2017 respectively.

(b)	Basis of preparation

These consolidated financial statements have been prepared in accordance with the accounting and reporting requirements of International Accounting Standards (“IAS”). These consolidated financial statements have been prepared under the historical cost convention.

(c)	Principles of consolidation

(i)	Subsidiary Undertakings

The consolidated financial statements of the Company include the accounts of Mahanagar Telephone Nigam Limited and its 100% owned subsidiary—Millennium Telecom Limited, incorporated on February 17, 2000 having its registered office in Mumbai, India. All inter company transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered.

(ii)	Joint Ventures

The Company’s interest in jointly controlled entities is accounted for by equity method of accounting. Under the equity method, investments are disclosed as investment in affiliated companies and presented at their fair value as of the acquisition adjusted for the Company’s share in retained earnings (losses) resulting after the date of acquisition.

(d)	Accounting records and use of estimates

The accounting records of the Company are maintained in accordance with Indian law and the annual statutory accounts are prepared in accordance with the accounting requirements of Indian law and Indian Accounting Standards.

The preparation of consolidated financial statements is in conformity with International Accounting Standards requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

(e)	Reporting currency and convenience translation

The translation of Rupee amounts into United States Dollars is unaudited and is included solely for the convenience of readers outside of India and has been performed using the rate of US$ 1 = Rs 47.53, the noon buying rate in the city of New York for cable transfers in Rupees as announced by the Federal Reserve Bank of New York for customs purposes on March 31, 2003. Such translations should not be construed as representations that the Rupee amounts represent, or have been or could be converted into, United States Dollars at that or any other rate.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 2    STATEMENT OF ACCOUNTING POLICIES

(a)	Tangible fixed assets

Tangible fixed assets are recorded at the lower of net book value (being cost less accumulated depreciation) and net recoverable amount.

(i)	Cost

Cost, in the case of the network, comprises all expenditure up to and including the cabling and wiring within customers’ premises and includes contractor’s charges and payments on account of materials and direct labour (but excluding borrowing costs up to the date of commissioning of the assets). Capitalization of staff costs, including employees’ remuneration and benefits, is based on a technical assessment of the actual staff costs directly related to such capital expenditure.

Significant renovations are capitalized if these extend the life of the asset or significantly increase its revenue generating capacity. Maintenance, repairs and minor renewals are expensed as incurred. Borrowing costs incurred during the construction of property, plant and equipment are expensed as incurred.

Items of tangible fixed assets that are retired, or otherwise disposed of, are eliminated from the consolidated balance sheet along with the corresponding accumulated depreciation. Any gain or loss resulting from such retirement or disposal is included in current income.

(ii)	Depreciation and provisions

Depreciation is calculated on tangible fixed assets on a straight line basis from the time they are available for use, so as to write down their cost to their estimated residual values over their remaining useful lives. The useful economic lives assigned to the various categories of fixed assets are:

Years
Land—freehold	Nil
—leasehold	Over the period of the lease
Buildings	45
Cable and related equipment	20 – 25
Exchanges and related Equipment	10
Other fixed assets	5 – 10

(iii)	Impairment of long lived assets

Tangible fixed assets and other non-current assets are reviewed for impairment losses wherever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of the carrying amount of an asset has been assessed by considering events, if any, such as, change in legal factors or business environment, lack of long-term profitability, costs in excess of originally expected costs etc. Assets whose carrying value exceeds their recoverable amount are written down to an amount determined using discounted net future cash flows expected to be generated by the asset.

(iv)	Land

In 1987, the assets and properties of the Department of Telecommunications (“DOT”) located in Delhi and Mumbai were transferred to the Company by an order of the Government of India (the “Government”) and a deed of sale was executed by the Government in favor of the Company representing irrevocable transfer. Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

formal, duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the DOT, transferred by the Government to the Company has been executed but has not been registered with the appropriate municipal authorities. The formal transfer deed and physical delivery of possession of the DOT’s non-real estate assets has resulted in the transfer of such non-real estate assets of the DOT to the Company in Delhi and Mumbai.

Indian law requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate. Such stamp duty has not been paid in respect of any of the properties acquired or leased by the Company. Accordingly, the Company may be liable for stamp duty and penalties thereon if a deed is registered by the Company in the future (other than with respect to the DOT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by the Company from the Government as at March 30, 1987 are to be borne by the Government. The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable the Company to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. In preparing the IAS consolidated financial statements the provision made on a best estimate basis for such stamp duty is Rs.534 million (2002:Rs.417 million; 2001: Rs.404 million). The Company does not intend to sell any of these properties In terms of its Articles of Association the Company has to obtain prior approval of the President of India in respect of sale or disposal of any land or building costing more than Rs.1 million.

(v)	Leased assets

Assets leased under agreements which transfer to the Company substantially all of the risks and rewards incident to ownership (finance leases) are treated as if they had been purchased outright. At the inception of a finance lease agreement the asset is recorded as fixed assets and a liability is recorded for the capital element of the leasing commitments. Lease rental payments are treated as comprising a capital element, which is applied to reduce the net liability outstanding, and an interest element, which is charged to income.

Lease rental payments under lease agreements other than finance leases (operating leases) are charged to consolidated income statements over the period of the lease on a straight-line basis.

(b)	Held-to-maturity investments

Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity investments are carried at amortised cost using the effective yield method. All purchases and sales of investments are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset. Cost of purchase includes transaction costs.

(c)	Loans and receivables originated by the Company

Loans originated by the Company with fixed maturity are carried at amortised cost. Receivable originated by the Company without fixed maturity are carried at cost. The above have been classified as current and non current based on the terms of repayment.

(d)	Inventories

Inventories are stated at the lower of cost and estimated net realizable value. Cost is calculated on a weighted average basis. Provision is made against slow moving, damaged and obsolete stores

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

(e)	Receivables

Receivables are stated in the consolidated balance sheet at their estimated realizable value, after provision for bad and doubtful amounts.

(f)	Cash & Cash Equivalents

The Company considers all highly liquid financial instruments, which are readily convertible into cash and have original maturities of three months or less on the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

(g)	Revenue recognition

Revenue, which excludes service tax, comprises the billing for services provided. Revenues for all services are recognized when earned. Unbilled revenues from the billing date to the end of the year are recorded as accrued revenue during the period in which the services are provided. Amounts charged for the connection of new customers to the network are deferred and released to the consolidated income statements over a period of five years being the average life of the customer relationship.

(h)	License fees

On April 9, 2001, the DOT communicated that the annual license fee will be revised and shall be payable at 12% of Adjusted Gross Revenue (“AGR”) for Basic Telephone Service effective from August 1, 1999, (as against Rs. 900 per direct exchange line under the earlier arrangement). This was the rate applicable to private operators. On September 5, 2001, the DOT, amended its position and informed the Company that the date from which the revised license fees will be payable will be notified later. The DOT also informed the Company that the network charges will also be revised, and that the license fee and the network charges would be reviewed with effect from the same date. The earlier license fee and networking arrangement expired on March 31, 2000 and March 31, 2001 respectively. In the fiscal 2001 the Company paid license fee based on earlier arrangement.

No agreement was entered for payment of license fee and networking charges for the fiscal years ended March 31, 2002 and March 31, 2003. In the absence of any agreement, license fee and networking charges for these years have been accrued on the same basis as is applicable to private operators.

The company is paying license fee to DOT in accordance with conditions governing license fee for Basic Telephone Service and Cellular Telephone Service prescribed by DOT pursuant to the Migration to the Revenue Sharing Regime. The conditions also provide for payment of spectrum charges.

(i)	Network charges/income (Refer Note 3(e))

The Company pays a proportion of the revenue received to national long distance (“NLD”) / international long distance (“ILD”) operators for delivery of calls to destinations within India or abroad. The interconnection charges for NLD and ILD calls was being paid to DOT / BSNL based on the formulae agreed with DOT / BSNL. The agreement expired on March 31, 2001.

Until March 31, 2002 the Company was delivering its NLD and ILD calls through BSNL / DOT and no amounts were received for national or international calls terminating on the Company’s network. However, pursuant to the opening up of the ILD services in the fiscal 2003, with effect from April 1, 2002 the Company has entered into agreement with other ILD operators, principally Videsh Sanchar Nigam Limited (“VSNL”), which provide an income on ILD calls terminating on the Company’s’ network.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

There is no agreement with BSNL for carriage of calls for the fiscal years 2002 and 2003 and the interconnection charges had been accrued as per the Telecommunications Interconnection (Charges and Revenue Sharing) Regulation 1999, which prescribes the carriage rate for NLD. It also prescribed the carriage charges for ILD calls until March 31, 2002.The Company has also accrued networking charges payable to BSNL at a certain percentage of phonograms, operator assisted calls, telex and leased circuits on the basis of the arrangement that existed till March 31,2001and transit income based on an understanding reached between BSNL and MTNL on May 8, 2002.

(j)	Operating costs

Operating costs are charged in the period to which they relate.

(k)	Retirement benefits (refer note 31 (c) & (d))

Company’s employees

The Company has two sets of retirement schemes for its employees based on the option exercised by them. Under one scheme the employees are eligible for provident fund, gratuity, leave encashment and medical benefits and in the other scheme the employees are eligible for pension, general provident fund, gratuity, leave encashment and medical benefits. The entitlement under various schemes is as follows:

(i)	Pension

Under the pension scheme, after retirement the employees are eligible for monthly payments including dearness allowance based on the last drawn salary.

(ii)	Gratuity

Gratuity is a retirement benefit plan which in accordance with the Indian law, provides a lump sum payment to vested employees at retirement or termination of employment at an amount based on the respective employee’s salary and the years of employment with the employer.

(iii)	Medical

The scheme entitles the employees to reimbursement, in any year, limited to half of the monthly emoluments drawn by the employee on the date of retirement and hospitalisation charges

(iv)	Leave Encashment

Leave encashment benefit comprises encashment of leave balances accrued by employees. These balances are encashable during the tenure of the employment or on the employee leaving the Company or on retirement. Leave encashment is being provided for on the basis of actuarial valuation.

(v)	Provident Fund

Provident Fund is a defined contribution retirement plan under which, in accordance with Indian law, the employer and employee make monthly contributions to the plan equal to 12% of the employee’s salary (basic and dearness allowance). The contribution is paid to the provident fund trust established by the Company. The Company is obligated to make good any shortfall in statutorily assured rate of return on the assets of the trust, which has remained constant at 9.5% during the years ended March 31, 2002 and 2003. Currently, the Company has no further obligation under the provident fund beyond its contribution, which is expensed when accrued.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

(vi)	General Provident Fund

General Provident Fund is a scheme applicable to the employees who have opted for the Government pension scheme. Under the scheme the employee contributes 6% to 100% of their basic pay towards General provident fund. The employer is not required to make any contribution towards the fund. The company is providing interest at the statutorily applicable rate of 9% per annum. The Company also entitles the employees to take interest free loans up to 90% of the amount contributed by them towards the General Provident Fund.

Pension, gratuity and medical benefits are defined benefit plans and the liability thereof is provided based on actuarial valuation. All actuarial gains and losses are expensed off in the year in which they arise and vested prior service cost is expensed off immediately

Employees on secondment from DOT

The Company’s employees who are seconded from DOT are entitled to pension, gratuity and leave encashment from the Government. The Company makes contributions, to fund the Government’s pension, gratuity and leave encashment liability in respect of seconded employees, in accordance with the rates prescribed by the Government. The Company has no further liability in respect of these employees. Additionally these employees are covered under eligible Government medical schemes.

(l)	Customer deposits

Customers are required to pay deposits either when included on the waiting list for a line or on connection to the telephone network. The majority of the deposits received are refundable to the customer on termination of service, but can also be offset against outstanding amounts, if any, due to the Company. Most classes of customers pay an upfront deposit, which is treated as a prepayment against the customers’ telephone bill each month. Any remaining deposit is refundable on termination. The Company classifies customer deposits as current or non-current based on the expected average customer relationship, historical usage and refund experience.

(m)	Taxation

Taxes on income are accounted for using the liability method. Under this method the expected effects of temporary differences for financial reporting and income tax reporting purposes are recorded as deferred taxes at the rates, which are enacted or substantively enacted at the balance sheet date. Deferred taxes are accrued for all temporary differences, except that deferred tax benefits are carried forward only where there is a reasonable expectation of realization.

(n)	Foreign currencies

Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities are translated into Rupees at the exchange rates ruling at the balance sheet date. Exchange differences arising on the settlement of monetary items or on reporting the Company’s monetary items at rates different from those at which they were initially recorded in the period, or reported in previous financial statements, are recognized as income or expenses in the period in which they arise.

(o)	Dividends

Dividends are provided for in the year in which they are declared or proposed.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

(p)	Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade creditors, provisions, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

(q)	Reclassifications

Certain reclassifications have been made to conform prior period amounts to the current presentation. These reclassifications had no effect on reported earnings.

NOTE 3    RELATIONSHIP BETWEEN DOT/BSNL/VSNL AND THE COMPANY

The relationship between the DOT/BSNL/VSNL and the Company falls into the following distinct categories.

(a)	The Company operates its fixed line business pursuant to a license from the DOT which is valid until March 31, 2013. The DOT retains the right, however, to revoke the license after giving one month’s notice to the Company.

(b)	The Company was granted a cellular license on October 10, 1997 to operate in Delhi and Mumbai for a period of 20 years from the date of its issue.

(c)	During 1998, the Company was granted a license by DOT to establish, maintain and operate internet services in Delhi and Mumbai for a period of 15 years.

(d)	In October, 1999 the DOT, which had performed the role of both licensor and policy maker for the Ministry of Communication and operated as India’s domestic long distance service provider and fixed-line service provider (except for the areas of Delhi and Mumbai), was split into two departments. The Department of Telecommunications / Telecom Commission, or DOT, now performs the role of licensor and policy maker. The Department of Telecom Services, or DTS, functioned as the Government of India’s local and long distance network service provider till September 30, 2000. On October 1, 2000, DTS was incorporated as BSNL and carries out the functions of DTS including the determination of the networking charges payable for access to its network.

(e)	Until March 31, 2001, BSNL was the sole service provider for carriage of NLD calls. Further it was also carrying ILD calls up to the gateway provided by VSNL. However, carriage of NLD and ILD calls has been opened to other operators with effect from April 1, 2001 and April 1, 2002 respectively. Though the Company continues to use BSNL network for the carriage of NLD calls, it has entered into arrangements with different ILD operators for carriage of ILD calls with effect from April 1, 2001. However significant amount of ILD calls traffic is being handled by VSNL. The Company, in respect of its arrangement with VSNL, has accrued charges amounting to Rs. 2,002 million for carriage of ILD calls originating on its network and Rs. 1,677 million as revenue for ILD calls terminating on its network for the year ended March 31, 2003.

(f)	The Company pays a license fee to DOT and networking charges to BSNL for NLD calls on the basis as discussed in Note 2(h) and 2(i) respectively.

(g)

As a department of the Government, the DOT itself is not a corporate entity under the Companies Act. Accordingly, the DOT cannot raise funds through external borrowings from non-government entities and was dependent on the Company to raise funds on its behalf. The Company undertook borrowings until October 1, 2000 when directed by the DOT. These borrowings were guaranteed by the Government, and were re-lent to the DOT by the Company, on terms substantially similar to the terms of the original loan. As

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

these borrowings were the liability of the Company, they, together with the associated receivables from the DOT, were included in the consolidated balance sheets. Similarly the related interest expense and interest income were recorded in the consolidated income statements

However, subsequent to the corporatisation of the service arm of the DOT and the formation of BSNL on October1, 2000, the role of the company for raising funds for DOT ended. BSNL now floats its own bonds to finance its capital expenditure.

On September 30, 2000, the Government of India issued a memorandum directing the transfer of certain assets and liabilities (including bonds) from DOT to BSNL, pending finalization of the transfer deed. It also specified that BSNL would be liable to make repayments of bonds raised by the Company. However, to date there is no formal arrangement among the Company, the DOT and BSNL regarding the transfer of assets and liabilities relating to the Company, from DOT to BSNL. Since the Company has been recovering the payments for redemption of bonds from BSNL, the liability related to the bonds has been classified as “BSNL loans”.

During the current year, while the Company has redeemed all remaining DOT/BSNL related borrowings on the due dates, it has not recovered Rs. 10,162 million (2002:Rs1, 000 million) against the same from BSNL. Further an interest of Rs. 7,309 million (2002: Rs 4,920 million) is also due from BSNL on account of the bonds redeemed. This is included in the Company’s Receivables.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 4    TANGIBLE FIXED ASSETS

	Land & buildings	Cable and related equipment	Exchanges and related Equipment	Other fixed assets	Assets in the course of construction	Total	Total
	(Millions of Rupees)						(Millions of Dollars) Unaudited
Cost
April 1, 2002	7,898	57,357	51,508	3,676	6,020	126,459	2,661
Acquisitions	1,567	3,879	5,190	549	942	12,127	255
(Disposals)	(1)	—	(1,741)	(12)	—	(1,754)	(37)

March 31, 2003	9,464	61,236	54,957	4,213	6,962	136,832	2,879

Depreciation
April 1, 2002	1,487	19,149	33,180	1,834	—	55,650	1,171
Charge for the year	238	3,356	4,357	314	—	8,265	174
(Disposals)	(1)	—	(1,740)	(12)	—	(1,753)	(37)

March 31, 2003	1,724	22,505	35,797	2,136	—	62,162	1,308

Net book value
March 31, 2003	7,740	38,731	19,160	2,077	6,962	74,670	1,571

Cost
April 1, 2001	7,124	53,797	47,014	3,201	5,952	117,088
Acquisitions	777	3,561	5,645	564	68	10,615
(Disposals) /Adjustments	(3)	(1)	(1,151)	(89)	—	(1,244)

March 31, 2002	7,898	57,357	51,508	3,676	6,020	126,459

Depreciation
April 1, 2001	1,275	16,901	29,751	1,566	—	49,493
Charge for the year	212	2,253	3,914	285	—	6,664
(Disposals)/Adjustments	—	(5)	(485)	(17)	—	(507)

March 31, 2002	1,487	19,149	33,180	1,834	—	55,650

Net book value
March 31, 2002	6,411	38,208	18,328	1,842	6,020	70,809

Included in tangible fixed assets are assets subject to finance leases, particulars of which are as follows:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Exchanges and related equipment
Cost	2,394	2,394	50
Less: accumulated depreciation	(1,920)	(2,089)	(44)

Net book value	474	305	6

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 5    INVESTMENTS

Investments comprise of the following—

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Held to maturity security	1,000	3,500	74
Equity affiliate	13	192	4

	1,013	3,692	78

Held to maturity security

Held to maturity security includes 8.75% redeemable cumulative preference shares of ITI Limited, a government company in the telecommunication equipment and distribution business. These shares are redeemable in five equal annual installments starting from the end of the third year.

Further it includes Rs. 2,500 million invested in bonds issued by Maharashtra Krishna Valley Development Corporation, a wholly owned subsidiary of Government of Maharashtra subsequent to the year end. The same have been allotted to the Company on May 31, 2002. The bonds have a coupon rate of 11.5% per annum and are redeemable at the end of the 10th year from the date of allotment.

The investments can be analysed in terms of repayments in the following manner-

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
One and two years	—	200	4
Between two and five years	600	600	13
After five years	400	2,700	57

	1,000	3,500	74

Equity affiliate

The Company, in consortium with Telecommunications Consultants India Limited, VSNL and Nepal Venture Pvt. Ltd. has formed UTL pursuant to the joint venture agreement entered on July 21, 2001, in order to provide wireless in local loop (“WLL”) services in Nepal. During the year the company invested Rs. 183 million (2002: 17 million) in UTL for a 26.7% holding. The company’s equity in losses of the affiliate was Rs.4 million for the period ended March 31, 2003 (2002: Rs. 4 million).

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 6    BSNL LOANS (Refer Note 3(g))

The Company had entered into an informal agreement whereby it would borrow money on behalf of the DOT, and re-lend these amounts to the DOT. Under this arrangement DOT repaid the above amount before the corresponding loan with the third party fell due, or on such earlier date that repayment was demanded by that party. On September 30, 2000, the Government of India issued a memorandum directing the transfer of certain assets and liabilities (including bonds) from DOT to BSNL, pending finalization of the transfer deed. It also specified that BSNL would be liable to make repayments of bonds raised by the Company. However, to date there is no formal arrangement among the Company, the DOT and BSNL regarding transfer of assets and liabilities relating to the Company, from DOT to BSNL. Since the Company has been recovering the payments for redemption of bonds from BSNL, the liability related to the bonds has been classified as “BSNL loans”

BSNL Loans

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Receivable within one year	26,190	—	—

	26,190	—	—

Interest receivable from BSNL in relation to these loans is shown in interest income and the BSNL current account within receivables, as appropriate. The repayment dates and principal terms of these loans with third parties are described in Note 11. During the current year, while the Company has redeemed all bonds on the due dates, it has not recovered Rs. 10,162 million (2002:1,000 million) against the same from BSNL. This is included in the Company’s Receivables.

NOTE 7    INVENTORIES

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Cabling (at cost)	1,574	612	13
Exchange equipment (at cost)	1,014	816	17
Other (at cost)	674	341	7
Less: Provision for slow moving/obsolete stock	(369)	(353)	(7)

	2,893	1,416	30

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 8    RECEIVABLES

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Amounts due within one year
Trade receivables—net	10,293	9,056	191
DOT current account (refer note12)	6,131	10,496	221
BSNL current account (Refer Note 6& 3(g)).	5,920	17,471	368
VSNL current account	—	1,677	35
Payments in advance to suppliers	616	874	18
Advance Tax (net of tax provision)	6,244	10,809	227
Other receivables	2,874	3,853	81

	32,078	54,236	1,141

Trade receivables as at March 31, 2003 are stated net of allowance for doubtful debts of Rs. 6,144 million (2002: Rs. 6,493 million).

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Balance at beginning of period	4,752	6,493	136
Charged to expense	1,779	2,074	44
Less: Amounts written off	(38)	(2,423)	(51)

Balance at end of period	6,493	6,144	129

NOTE 9    SHAREHOLDERS’ EQUITY

(a)	The authorized share capital of the Company consists of 800 million shares at Rs.10 per share amounting to Rs. 8,000 million (2002: Rs.8, 000 million).

(b)	The issued share capital of the Company consists of 630 million fully paid shares at Rs.10 per share amounting to Rs.6, 300 million (2002: Rs.6, 300 million).

(c)	The dividends per share for the year ended March 31, 2003 is Rs. 4.50 (2002: Rs.4.50). However, the dividends for the year ended March 31, 2003 were declared after the balance sheet date and due to the adoption of IAS 10 “Events after the balance sheet”, the impact of dividends has not been taken in the IAS financial statements.

(d)	During the year ended March 31, 2001 the company appropriated 2% of its profits, based on the statutory financial statements, to a reserve for research and development. The reserve has been created for technological research in new areas of telecommunications to be carried out by third parties and contributions to educational and research institutions for conducting research in the field of basic telephony, wireless and internet.

(e)	The share premium reserve is not available for distribution of dividends but can be used for issue of fully paid bonus shares.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

(f)	Indian law mandates that any dividend can only be declared out of distributable profits after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Dividends can be distributed out of the general reserve in case of a loss or inadequacy of current distributable profits and cannot exceed 10% of the paid up share capital of the Company. The balances of general reserve or other retained earnings to be considered for declaring dividends will be based on the Indian Statutory accounts, which were Rs.69,556 million as at March 31, 2003 (2002: Rs. 65,006 million). Dividends are distributable in Rupees by the Company.

NOTE 10    INTEREST BEARING LOANS—THE COMPANY

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Secured loans
—Finance leases	211	—	—

	211	—	—
Less: amounts payable within one year	(211)	—	—

	—	—	—

(a)	All loans had fixed interest rates varying between 10% and 17% with an average rate of 12%.

(b)	Refer Note 26 for finance leases analyzed by their repayment dates.

NOTE 11    INTEREST BEARING LOANS—DOT RELATED (Refer Note 3(g))

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Unsecured loans
—Bonds	26,190	—	—

	26,190	—	—
Less: amounts repayable within one year	(26,190)	—	—

	—	—	—

During the year ended March 31, 2003, no new loans have been raised.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

(a)	A summary of the schedule of repayment is as follows:

Particulars of unsecured bonds included in “Interest bearing loans- DOT related” is as follows:

		As at March 31,
Title	Rate of interest	2002	2003	Scheduled Repayment date
		(Millions of Rupees)
Unsecured
Series 14
5 year taxable	11.75%	7,950	—	—
5 year taxable	11.75%	1,050	—	—
5 year taxable	10.75%	5,090	—	—
5 year taxable	11%	2,100	—	—
3 year taxable	11%	10,000	—	—

Total		26,190	—

(b)	All loans outstanding at the end of the year ending March 31, 2002 have been repaid during the current year as per the terms of their repayment.

(c)	The cash flows in relation to loans raised and re-lent to DOT and the related interest paid and recovered are summarised below:

	As at March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Proceeds from lenders	—	—	—	—
Repayments of interest bearing bonds	(1,882)	(2,620)	(26,190)	(551)
Loan to DOT	1,882	1,620	17,028	358
Interest paid	(3,775)	(3,245)	(3,014)	(63)
Interest recovered from DOT	1,522	—	—	—

	(2,253)	(4,245)	(12,176)	(256)

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 12    PAYABLES

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Amounts due within one year
Trade payables	4,770	5,442	114
Current portion of interest bearing loans (Note 10)	211	—	—
Current portion of interest bearing loans—DOT related (Note 11)	26,190	—	—
Current portion of other long term liabilities (Note 14)	754	750	16
Interest accrual	710	121	3
Due to DOT (Refer Note 3)	3,574	4,213	89
Due to VSNL (Refer Note 3)	—	2,002	42
Due to BSNL (Refer Note 3)	5,442	12,670	267
General Provident Fund Contribution of employees	2,508	7,192	151
Other payables and accruals	5,474	5,343	112
Deferred income	1,993	2,094	44

	51,626	39,827	838

General Provident Fund balance represents amount contributed by the employees (net of loans taken) who had opted for the Government pension rules. Prior to absorption, this fund was being maintained by DOT. In respect of the employee contributions together with the interest accrued to date, the Company has raised a claim of Rs. 3,929 million (2002: nil) on DOT during the current year. Subsequent to absorption, in the absence of any rules available for deposit of such contribution the amounts have been retained by the Company. The outstanding balance of the fund, including claims raised on DOT, net of loans given to employees has been classified under Payables as the amount will be deposited in a separate trust or with DOT pending notification from the Government in this regard.

NOTE 13    a) DEFERRED TAX

The movements in the deferred taxes can be summarised as follows:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Deferred taxation
April 1	9,402	9,100	191
Charge/ (benefit) for the year	(302)	319	7

March 31	9,100	9,419	198

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

The deferred tax balance can be analyzed as follows:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Tax effect of temporary differences
Excess of tax allowances over depreciation	14,269	14,543	306
Allowances for bad and doubtful debts	(2,171)	(2,015)	(42)
Post retirement benefits	(1,480)	(1,537)	(32)
Others	(1,518)	(1,572)	(34)

	9,100	9,419	198

As per section 80IA of the Indian Income Tax Act, 1961 a Company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. 100% of the profits derived from such services are exempt from tax in the first 5 years, and 30% of such profits are exempt from tax for the next 5 years. The Company, on the basis of advice from its legal counsel, has claimed such benefit for the financial years ended March 31, 2001, 2002 and 2003. The Company’s claim has been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The committee has referred the case to the Tax appellate authorities for reconsideration. The benefit claimed by the Company in the above years may ultimately not be allowed by the tax authorities and hence, the Company has transferred the amount of benefit claimed for the financial years ended March 31, 2001, 2002 and 2003 to a contingency reserve in the financial statements prepared in accordance with the Indian GAAP. As a result, the provision for current tax in these consolidated financial statements has been accounted on the basis of normal tax rates.

NOTE 13    b) PROVISIONS

The pensions and other retirement benefits recognized in the consolidated balance sheet can be analysed as follows:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Pension	5,697	7,630	161
Gratuity	2,411	1,021	22
Medical benefits	—	1,453	30
Leave encashment	1,002	1,154	24

	9,110	11,258	237

Due within one year	5,697	8,651	183
Due after one year	3,413	2,607	54

	9,110	11,258	237

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

The movements in each of the above can be summarised as follows:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Pension
April 1	4,731	5,697	120
Charge for the year*	1,410	2,213	47
Amount Paid **	(444)	(280)	(6)

March 31	5,697	7,630	161

*	Includes Rs. 719 million (2002 : nil) pension charge in respect of employees on deputation who have opted for absorption in the Company to March 31, 2003 (refer Note 31(d))
**	Includes for the year ended March 31, 2003, Rs. 157 million (2002: Rs. 303 million) deposits made with the DOT

Gratuity
April 1	1,537	2,411	51
Charge for the year	990	615	13
Amount Paid	(116)	(2,005)	(42)

March 31	2,411	1,021	22

Medical benefits
April 1	—	—
Charge for the year***	—	1,468	30
Amount Paid	—	(15)

March 31	—	1,453	30

***	Includes Rs. 92 million (2002: nil) medical charge in respect of employees on deputation who have opted for absorption in the Company till March 31, 2003.

Leave encashment
April 1	1,072	1,002	21
Charge for the year	(52)	258	5
Amount Paid	(18)	(106)	(2)

March 31	1,002	1,154	24

Retirement benefits (refer note 2(k))

(i)	Employees seconded from DOT

The Company’s employees who are seconded from DOT are entitled to pension, gratuity benefits and leave encashment from the Government. The Company makes contributions to fund the liability in respect of these employees, to the DOT, in accordance with the rates prescribed by the Government. The Company charges these contributions against revenue each year.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

The amount for pension, gratuity and leave encashment recognized for such employees in the consolidated income statement are as follows:

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Pension (includes gratuity)	258	194	157	3
Leave Encashment	67	67	60	1

	325	261	217	4

(ii)	Employees of the Company

Pension, Gratuity and Medical benefits

The pension and gratuity to the non-executives employees of the Company are defined benefit plans, the cost and liability, for which are based on actuarial valuation performed on September 2, 2003.

Further the Company introduced a ‘MTNL retired employees medical facility scheme’ for employees with effect from January 1, 2002. The scheme initially introduced for 12 weeks was subsequently extended till such time a new medical scheme was introduced. The medical benefit to its retired employees is a defined benefit plan, the cost and liability for which is based on actuarial valuation performed on September 17, 2003.

The amounts recognized in the consolidated balance sheet are as follows:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Present value of unfunded obligations
Pensions	5,697	6,911	145
Gratuity	2,411	1,021	22
Medical Benefits	—	1,361	29

The amounts for pension, gratuity and medical benefits recognized in the consolidated income statements are as follows:

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Net Periodic Pension Cost
Current Service cost	396	798	715	15
Interest cost	390	439	552	12
(Gain) or loss	194	(21)	70	1

	980	1,216	1,337	28

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Net Periodic Gratuity Cost
Current service Cost	140	323	280	6
Interest cost (net of return on plan assets)	139	146	215	4
(Gain) or loss	(35)	521	120	3

	244	990	615	13

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Net Periodic Medical Benefit
Current Service cost	—	—	281	6
Interest cost	—	—	451	9
Amortisation of prior service cost	—	—	644	14

	—	—	1,376	29

The actuarial changes in the benefit obligation, changes in plan assets and the funded status of the pension, gratuity plan and medical benefits are as follows:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Pension
Changes in benefit obligation:
Benefit obligation at the beginning of the year	4,622	5,697	120
Service cost	798	715	15
Interest cost	439	552	12
(Gain) or loss	(21)	70	1
Benefits paid	(141)	(123)	(3)

Benefit obligation at the end of the year	5,697	6,911	145

Changes in plan assets	—	—
—Funded status	(5,697)	(6,911)	(145)

Accrued provision for Pension	5,697	6,911	145

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Gratuity
Changes in benefit obligation:
Benefit obligation at the beginning of the year	1,537	2,411	51
Service cost	323	280	6
Interest cost	146	231	4
(Gain) or loss	521	120	3
Benefits paid	(116)	(166)	(3)

Benefit obligation at the end of the year	2,411	2,876	61

Changes in plan assets
Fair value of the plan assets at the beginning of the year	—	—	—
Actual return on plan assets	—	16	—
Employer contributions	—	1,839	39
Benefits paid	—	—

Plan assets at the end of the year	—	1,855	39

Funded status	(2,411)	(1,021)	(22)

Accrued provision for Gratuity	2,411	1,021	22

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Medical Benefits
Changes in benefit obligation:
Benefit obligation at the beginning of the year	—	—
Prior service cost	—	4,796	101
Service cost	—	281	6
Interest cost	—	451	9
Benefits paid	—	(15)	—

Benefit obligation at the end of the year	—	5,513	116

Changes in plan assets	—	—
—Funded status	—	(5,513)	(116)
—Unrecognised prior service cost	—	4,152	87

Accrued provision for Medical benefits	—	(1,361)	(29)

The principal actuarial assumptions used for accounting for the retirement benefits were:

	2002	2003
Discount rate	9.5%	8.75%
Future salary increases	5%	5%
Future pension increases	5%	5%
Rate of return on plan assets	—	8.75%

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

Provident fund

Provident fund, a defined contribution plan, is being administered through trustees and the Company’s contributions are expensed each year. The amount recognized in the consolidated income statements for the year ended March 31, 2003 is Rs.171 million (2002: Rs. 199 million; 2001: Rs. 124 million).

Leave Encashment

The amount recognised, in respect of non executive company’s employees, in the consolidated income statements for the years ended March 31 2003 is Rs 189 million (2002: Rs. (119) million; 2001: Rs. 51 million).

NOTE 14    OTHER LONG TERM LIABILITIES

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Customer deposits	15,057	15,755	332
Less: Amounts payable within one year	(754)	(750)	(16)

	14,303	15,005	316

The customer deposits can be analyzed as follows:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Within one year	754	750	16
Between one and two years	389	468	10
Between two and five years	7,541	7,970	166
After five years	6,373	6,567	140

	15,057	15,755	332

NOTE 15    OPERATING REVENUE

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Call revenue	31,835	30,078	24,886	524
Telephone and other rentals	11,820	14,597	14,923	314
Public call office revenue	9,715	10,186	10,273	216
Interconnect revenue	3,316	4,826	4,406	93
Interconnect revenue-VSNL	—	—	1,677	35
Leased circuits	483	955	1,100	23
Connection fees	280	245	210	4
Other telephones	353	322	340	7
Telegraph and telex	131	97	76	2
Others	1,425	355	624	13

	59,358	61,661	58,515	1,231

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 16    OPERATING COSTS

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Staff costs
Wages and salaries	9,508	9,903	10,747	226
Post retirement benefits
Pension costs	1,238	1,410	2,213	47
Gratuity costs	244	990	615	13
Medical costs	—	—	1,468	30
Staff welfare expenses	156	797	916	20
Other staff related costs	839	844	1,069	23

Total staff costs	11,985	13,944	17,028	359
Less: Capitalized	(1,011)	(1,033)	(1,143)	(24)

Net staff costs	10,974	12,911	15,885	335
Interconnection payments—DOT/BSNL	11,317	11,479	7,023	148
Interconnection payments—VSNL	—	—	2,002	42
License fee and Spectrum Charges—DOT	3,615	6,235	6,100	128
Depreciation	6,561	6,664	8,265	174
Maintenance	1,398	1,655	1,544	32
Pay phone agency commissions	2,157	2,571	2,640	56
Inventory provisions	48	18	22	—
Bad debts provisions	1,030	1,784	2,074	44
Others	4,439	4,454	4,153	87

	41,539	47,771	49,708	1,046
Less: recharged to DOT / BSNL	(6)	(9)	(5)	—

	41,533	47,762	49,703	1,046

NOTE 17    EMPLOYEES

	Year ended March 31,
	2001	2002	2003
Average staff numbers for the year (including casual staff)	60,746	57,627	58,072

NOTE 18    INTEREST AND OTHER FINANCIAL EXPENSES

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Interest on Rupee loans	24	—	—	—
Other interest expenses and similar charges	352	346	334	7

	376	346	334	7

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 19    INTEREST AND OTHER INCOME

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Interest—Banks	1,640	1,474	1,295	27
—Investment in MKVDC	—	—	239	5
Others	153	99	380	8
Net currency gain/ (loss)	600	469	14	—

	2,393	2,042	1,928	40

The foreign exchange gain principally arose from the retranslation of cash balance held in foreign currency, into Rupees at the exchange rate at the end of the year.

NOTE 20    TAXATION

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Tax charged for the year can be analysed as follows:
Current tax (2003:36.75%; 2002: 35.7%; 2001 39.55%)	7,770	7,511	3,881	81
Deferred tax (2003:35.875%; 2002: 36.75%; 2001: 35.7%)	(221)	(302)	319	7

Taxation—March 31	7,549	7,209	4,200	88

Statutory income tax rate (%)	39.55	35.7	36.75
Effect of tax assessed for earlier periods	—	3.03	3.68
Effect of change in tax rate	(3.93)	1.77	(2.16)
Permanent differences	2.42	3.86	2.10
Others	—	1.86	—

Effective tax rate (%)	38.04	46.22	40.37

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 21    NET CASH FLOWS FROM OPERATING ACTIVITIES

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Million of Dollars) Unaudited
Profit after taxation	12,293	8,382	6,202	130

Adjustments for:
Provision for tax	7,549	7,209	4,200	88
Depreciation	6,561	6,664	8,265	174
(Profit)/loss on sale of fixed assets	(69)	554	(75)	(2)
Interest expense	376	346	334	7
Interest income	(1,640)	(1,474)	(1,534)	(32)
Foreign exchange (gain) / loss	(600)	(469)	32	1
Equity in earnings (losses) of equity affiliates, net of taxes	—	4	4	—

Operating profit before working capital changes	24,470	21,216	17,428	367
(Increase) in trade and other receivables	(415)	(693)	(5,706)	(120)
(Increase)/ Decrease in inventories	227	(557)	1,477	31
Increase in customer deposits	909	895	698	15
Increase in provisions	370	1,770	2,149	45
Increase in trade payables	1,685	1,199	14,896	313

Cash used for working capital	27,246	23,830	30,942	651

Income taxes paid	(7,921)	(8,666)	(8,447)	(178)

Net cash flow from operations	19,325	15,164	22,495	473

NOTE 22    CASH & CASH EQUIVALENTS

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Cash at bank and in hand	429	239	5
Short term bank deposits	24,027	17,923	377

	24,456	18,162	382

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 23    EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit attributable to the shareholders by the weighted average number of ordinary shares in issue during the year. The Company has no financial instruments with potential dilutive effect. Thus, basic and diluted earnings per share are the same.

	As at March 31,
	2001	2002	2003	2003
	(Millions of Rupees, except earnings per share)			(Millions of Dollars) Unaudited
Net profit attributable to shareholders	12,293	8,382	6,202	130
Weighted average number of shares issued (Million)	630	630	630	630
Basic and diluted earnings per share	Rs. 19.51	Rs. 13.30	Rs. 9.84	$0.21

NOTE 24    RELATED PARTY TRANSACTIONS

The Company is a Government Company under the Indian Companies Act, and is listed on the major stock exchanges in India and the New York Stock Exchange. At the balance sheet date the Government owned 56.25% of the issued share capital of the Company, with the balance owned by private investors. Consequently, the Government, acting through the DOT, will continue to control the Company and will have the power to elect all of its Directors and to determine the outcome of most actions requiring approval of the Board of Directors or Shareholders, including proposed expansions of the Company’s business (including into areas in which the Company may compete with BSNL), transactions with the DOT or the assertion of claims against the DOT. In addition, under the Company’s Articles of Association, the President of India, on behalf of the Government, may issue directives with respect to the conduct of the business and affairs of the Company, and certain matters with respect to the Company’s business including the appointment and remuneration of the Company’s Chairman cum Managing Director and the declaration of dividends. The Company may not take action in respect of any matter reserved for the President of India without his approval.

Note 3 describes the relationship between DOT/BSNL/VSNL and the Company.

The Company provides services to Government departments and other public sector organisations on normal commercial terms and receives services from them on similar terms. Amounts due to and from the DOT/BSNL/VSNL are disclosed separately under current payables and receivables respectively (Refer Note 3, Note 6 and Note 11).

Total remuneration paid/payable to the directors is as follows:

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Salary and allowances	2	3	3	—

	2	3	3	—

Performance guarantees given by the Company on behalf of UTL at March 31, 2003 amounted to Rs. 214 million (2002: Rs. 1 million, 2001: Nil).

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 25    CAPITAL COMMITMENTS

The Company had the following capital commitments:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Capital expenditure that has been contracted for but not provided for in the consolidated financial statements
Capital works	2,100	2,682	56
Purchase of equipment	2,122	1,456	31

	4,222	4,138	87

NOTE 26    LEASE OBLIGATION

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Finance leases
Within one year	211	—	—
Less: finance cost	—	—	—

	211	—	—

Operating leases

The Company incurred operating lease charges in respect of all cancelable and non cancelable leases of Rs. 569 million in the year ended March 31, 2003 (2002: Rs. 553. million; 2001: Rs. 453 million). Such leases are, in general, for a period of three to five years, with a renewable option in most of the cases and include price escalation clauses varying from 10% to 30% after 3 years. Minimum future lease commitments under non cancelable operating leases as at March 31, 2003 are as follows:

	As at March 31,
	2003	2003
	(Millions of Rupees)	(Millions of Dollars) Unaudited
Operating leases
Within one year	48	1
Between one and two years	53	1
Between two and three years	53	1
Between three and four years	53	1
Beyond four years	53	1

	260	5

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 27    FINANCIAL INSTRUMENTS

(a)	Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, BSNL loan receivable and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in temporary bank deposits. Credit risk associated with BSNL loan receivables is minimal because these are guaranteed by the Government and the risk related to trade receivables is also minimal due to the Company’s large customer base. Historically, the Company has not experienced significant losses on trade receivables.

The risk in relation to investment in ITI Limited is somewhat offset by clause relating to the Company’s entitlement to set off the amounts receivable in respect of principal outstanding from the dues payable to ITI Limited. The clause is built into the share purchase agreement

The credit risk for the investment in bonds issued by MKVDC is minimised due to the payment mechanism envisaged in the prospectus. Any shortfall is to be met by the Maharashtra State Government that has undertaken to earmark an amount equal to interest and principal repayments out of its annual budget for the respective corporation. In the event of such amount not being transferred the trustees would be entitled to invoke the guarantee given by the state government.

(b)	Fair value

The carrying value of cash and cash equivalents, trade and other receivables and trade payables are a reasonable estimate of their fair value due to the short term nature of these instruments. The fair value of finance lease obligations is estimated using the expected future payments discounted at market rates. The carrying value of long term liabilities and provisions approximate their fair value. The fair values of fixed rate debt and receivables are estimated using the expected future flows discounted at market interest rates.

(c)     The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding at March 31, 2003 and 2002. The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

	As at March 31,
	2002 Carrying amount	2002 Fair Value	2003 Carrying amount	2003 Fair Value
	(Millions of Rupees)
Financial Assets
Short term assets
—BSNL (Refer Note 3g)	26,190	26,429	—	—
—Receivables	32,078	32,078	54,236	54,236
Cash and cash equivalents	24,456	24,456	18,162	18,162
ITI Limited Preference shares	1,000	1,000	1,000	1,140
Investment in MKVDC	—	—	2,500	2,673

Financial Liabilities
Other long term liabilities	14,303	14,303	15,005	15,005
Provisions	9,110	9,110	11,258	11,258
Payables
—DOT related (Refer Note 3g)	26,190	26,429	—
—Finance leases	211	190	—
—Others	25,225	25,225	39,827	39,827

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 28    CONTINGENT LIABILITIES

(a)	The Company has contingent liabilities, arising in the normal course of business, which, management believes will not give rise to any significant liabilities.

(b)	The Central Income Tax Authority of India has disallowed the license fee paid by the Company to DOT for the years ended March 31, 1995 till March 31, 2001 as a tax deductible expense and has raised a demand for payment of taxes on increased taxable income relating to such expenses.

The amounts demanded, including interest on account of disallowance, for the years ended March 31, 1995 to March 31, 2001 are Rs 10,179 Million. As of March 31, 2003 the Company has paid deposits totaling Rs 8,540 million under protest, as part of the appeals process. These deposits have been accounted for as other receivables.

Re-assessment proceedings have also been initiated against the Company for the year ended March 31, 1994, which is currently being litigated by the Company. However, no additional demand has been made in respect of license fee paid to DOT for the year ended March 31, 1994.

The Company has received orders from the Income Tax Authority, for the payment of 100% penalty on tax allegedly evaded on license fee disallowance for the year ended March 31, 1996. Penalty proceedings have also been initiated against the company for the years ended 31 March 1997 and 1998.

In December 2000, the appellate authority upheld the Company’s appeal and cancelled the penalty for the year ended March 31, 1996. However, the penalty proceedings for the year ended March 31, 1997 and 1998 have not yet been concluded.

The Company has contested all these claims and believes that it has a valid defense to the disallowance of license fees paid to DOT as a tax-deductible expense.

However, if the Company is unsuccessful in its defense it would be required to pay tax including interest amounting to Rs 8,122 million from April 1, 1993 to March 31, 1994 and from April 1, 2001 to March 31, 2003 and penalty amounting to Rs 9,420 million from April 1, 1993 to March 31 1995 and from April 1 1996 to March 31, 2003 in addition to the Rs 10179 million demanded. The Company has not accrued the tax charge on license fee in the financial statements. The Company will receive interest on the Rs 8,540 million deposit paid to the tax authorities if the case is decided in their favour.

(c)	During the year the central income tax authority has added to the income of the Company the contributions made by the employees (refer Note 12) towards General Provident Fund for the year ended March 31 2001, which had been retained by the Company.

The amount of additional income tax demanded together with interest amounts to Rs. 530 million for the year ended March 31, 2001. The demand is based on the amount retained by the Mumbai unit. The tax authorities have also requested the Company to ascertain the amount retained by the Delhi unit. The Company has deposited Rs. 530 million under protest to the tax authorities as a part of the appeals process. The same has been included as a part of “Advance tax” in Receivables (refer Note 8).

The Company filed an appeal with Commissioner Income Tax (Appeals) on March 4, 2003

The Company believes that it has a valid defense against the addition of such contribution to their taxable income.

However, if the Company is unsuccessful in its defense it would be required to pay tax including interest amounting to Rs 3,153 million on amounts retained from November 1, 1998 (the date of absorption of non executive employees) to March 31, 2003. The Company has not accrued any charge in respect of the above amount in its financial statements.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

(d)	On October 4, 1999, Precision Electronics Ltd. brought claims for an aggregate of approximately Rs. 1,349 million, plus interest at a rate of 24% per annum, against the Company in the Arbitral Tribunal of the Indian Council of Arbitration. These claims arise out of a dispute with respect to the calculation of the purchase price of certain optical fiber systems pursuant to purchase orders executed in 1994. The final arguments have been heard and the judgment is awaited. The Company believes it has valid defense to this claim.

(e)	In 1998, M&N Publication made claims for Rs. 5,415 million against the Company. These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of business opportunities aggregating Rs. 2,000 million. The Company has made claims of Rs. 4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator. The Company believes that it has valid defenses to these claims.

(f)	MTNL had provided NLD/ILD access charges for the period ended March 31, 2002 at the rates prescribed by Telecommunications Regulatory Authority of India (“TRAI”) vide Telecommunications Interconnection (Charges and Revenue Sharing) Regulation 1999 prescribed STD and ISD access rate at Rs 0.48 paise per unit and Rs 0.66 per unit respectively in the absence of any interconnection agreement.

The interconnect agreement of DOT/BSNL with other Private Basic Service Operator (BSO) provides for STD and ISD access charges at a rate of Rs 0.50 per unit and Rs 0.70 per unit respectively though the BSO paid BSNL for STD/ISD rates as prescribed by TRAI. BSNL had approached High Court against the TRAI regulation which in its judgment dated January 17, 2000 had quashed the regulation and upheld the rates prescribed in the agreement .The BSO approached TDSAT (Telecom Dispute Settlement Appellate Tribunal) which issued an interim order on July 10, 2001 to effect that if a bill is raised by BSNL as per rate prescribed in the interconnect agreement, the admitted amount of liability will be paid by BSO and the amount in dispute will not be paid till the final order comes.

TRAI vide Telecommunication Interconnection Regulation dated January 31, 2002 has prescribed the STD and ISD access rate of Rs 0.48 per unit measured call and Rs 0.66 per unit measured call respectively which has not been challenged and the billing from February 2002 is on the prescribed rates as per TRAI.

MTNL has provided STD/ISD access rates for the period ended March 31 2002 at the rates prescribed by TRAI in the absence of any interconnection agreement. In case the TDSAT order is not in favour of BSO the company would be required to additionally pay BSNL STD access charges amounting to Rs 428 million for the period April 1, 2001 to January 31, 2002.

NOTE 29    SEGMENTAL INFORMATION

Until year ended March 31, 2001, the Company evaluated its performance and made strategic decisions based upon a review of profitability for the Company as a whole. The Company was considered to operate in one industry segment as the provider of domestic telecommunications services in the cities of Delhi and Mumbai in India.

However during the year ended March 31, 2002, the Company determined its business segments based on the nature of services, the differing risks and returns and the organizational structure. These segments are basic and cellular services.

Basic consists voice, data through local calls, domestic long distance and international long distance calls on fixed line services in the cities of Delhi and Mumbai in India. Additionally, it includes the revenues from Code Division Multiple Access, or CDMA, based cellular services and Internet access services since no distinction is made between assets and revenue of these segments and basic for management review purpose.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

Cellular consists of providing cellular services in cities of Delhi and Mumbai using Global System for Mobile communications, or GSM, technology. These services were launched in February 2001.

During the years ended March 31, 2002 and 2003, the Company has not considered cellular services to be a reportable segment since it does not meet the thresholds of significance.

The Company’s business is conducted exclusively in India, which for reporting purposes is considered a single geographical area.

NOTE 30    POST BALANCE SHEET EVENTS (Refer Note 2(k) and Note 13(b))

(a)	In June 2003, the board of directors of the company recommended a dividend of Rs. 4.50 per equity share, amounting to Rs. 2,835 million. Such dividend was approved in the annual general meeting held on September 20, 2003. The Company would be required to pay dividend tax at the rate of 12.81% of the dividend distributed.

(b)	Board of directors of the Company in its meeting dated July 17, 2003 discussed a Voluntary Retirement Scheme for its employees. It was decided that a detailed scheme should be drawn up and put up to the board for its approval.

NOTE 31    SIGNIFICANT RISKS AND UNCERTAINTIES

(a)	The Company operates the network under a license from the DOT that is valid until March 31, 2013 for fixed-line services and until October 2017 for cellular services. The DOT retains the right, however, to revoke the license after giving one month’s notice to the Company. The DOT also retains the right, after giving notice to the Company, to modify the terms and conditions of the license at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. A revocation of the license or a change in significant terms of the license, such as its duration, the amount of license fee payable or the range of services permitted, would have a material adverse effect on the Company’s business, financial condition and results of operations.

(b)	No agreement has been entered for networking charges with BSNL for the years ended March 31, 2002 and 2003 (refer Note 2(i)). The networking charges for delivery of NLD calls have been accrued on the basis as is payable by other private operators in the country. The Company has also accrued networking charges payable to BSNL at a certain percentage of phonograms, operator assisted calls, telex and leased circuits on the basis of the arrangement that existed till March 31, 2001and transit income based on the understanding reached between BSNL and MTNL on May 8, 2002. The terms, conditions and amounts might vary on the actual finalisation of the agreements.

(c)	Most of the company’s employees were on secondment from DOT. The non executive employees were given the option to be absorbed in the company with effect from November 1, 1998. Under the option for pensionary benefits, these employees could opt to retain pensionary benefits in accordance with the Central Government pension rules or in accordance with MTNL retirement rules which were applicable to its directly recruited employees, and opt to draw pro rata monthly pension till their absorption in MTNL. Accordingly with effect from November 1, 1998 the company started accruing for pension and gratuity for these employees.

Further, rules relating to settlement of pensionary terms in respect of Government employees transferred to public undertakings, required the company to create a pension fund and provided for the Government to discharge its pensionary liability by paying in lump sum as a one time payment, the pro rata pension and

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

gratuity for the service up to the date of transfer (November 1, 1998) of government servants from the Government to the undertaking. Accordingly on January 8, 2002 the Company claimed an amount of Rs.11, 700 million from DOT as DOT’s share of the liability.

However the DOT vide their letter no. 40-29/2002—Pen (T) on August 29, 2002 and September 4, 2002 has communicated that the pensionary benefits to the Government employees absorbed in MTNL and who have opted for either the Government Scheme of pension or for prorated pension scheme shall be paid by the Government. However, the terms of the settlement are yet to be finalised. In absence of details with regard to the basis required for determination of the amount payable by the company, no adjustment has been made in the cost of retirement benefits accrued in the financial statements for the year ended March 31, 2003.

(d)	The Company has given an option to its executive employees for absorption with the Company with effect from October 1, 2000 at a revised pay scale that is higher than the existing pay scale. During the current year Rs. 1,329 million has been accrued as additional charge on account of revised pay scales and related retirement costs for 4,266 executive employees who have exercised the option of absorption with the Company up to March 31, 2003.

The offer for absorption provided that in addition to getting post retirement benefits like gratuity and leave encashment, subsequent to absorption the employees would have to opt for either pension based on the government rules or provident fund based on the Company policy. However, the additional charge in respect of pension on account of higher pay scales has been taken at the rates prescribed by DOT for its employees on secondment. This is based on a decision by the central administrative tribunal that these employees would be treated at par with the employees of BSNL. BSNL makes monthly contributions to the Government based on the above mentioned rates in exchange for the Government assuming its pension and gratuity liability. The final amount would be determined when the terms of absorption are finally settled.

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

NOTE 32	DIFFERENCES BETWEEN IAS AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in accordance with IAS, which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the consolidated balance sheet as of March 31, 2002 and 2003, and the net income for each of the three years in the period ended March 31, 2003 to the extent described below. A description of the material differences between IAS and U.S. GAAP as they relate to the Company are discussed in further detail below.

Reconciliation of Profit After Taxation from IAS to U.S. GAAP

The following schedule illustrates the significant adjustments to reconcile profit after taxation in accordance with IAS to the amounts determined in accordance with U.S. GAAP for each of the three years ended March 31, 2003.

	Year ended March 31,
	2001	2002	2003	2003
	(Million of Rupees, Except earnings per share)			(Millions of Dollars, except earnings per share) Unaudited
Profit according to IAS	12,293	8,382	6,202	130
U.S. GAAP Adjustments:
a) Capitalization of Interest (net of depreciation)	(224)	(242)	(242)	(5)
b) Deferred tax impact of U.S. GAAP adjustment for capitalization of interest (net of depreciation)	89	86	89	2
c) Amortisation of prior service costs in respect of medical benefits	—	—	301	6
d) Deferred tax impact of U.S. GAAP adjustment for Amortisation of prior service costs in respect of medical benefits	—	—	(111)	(2)
e) Adjustment for deferred taxes for differences between “enacted and substantively enacted rates”	(1,100)	1,274	(490)	(10)
f) Restatement of deferred tax impact on beginning of the year US GAAP adjustments using end of year enacted rates	(46)	162	(42)	(1)

Profit according to U.S. GAAP	11,012	9,662	5,707	120

Basic and Diluted earnings per share according to U.S. GAAP	Rs.17.47	Rs.15.33	Rs.9.06	$0.19

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

Reconciliation of Shareholders’ Equity from IAS to U.S. GAAP

The following is the reconciliation of the significant adjustments necessary to reconcile shareholders’ equity in accordance with IAS to the amounts determined in accordance with U.S. GAAP as of March 31, 2001, 2002 and 2003:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Shareholders’ equity according to IAS	73,300	76,667	1,613
U.S. GAAP Adjustments :
a) Capitalization of Interest (net of depreciation)	3,962	3,720	78
b) Deferred tax impact of U.S. GAAP adjustment for capitalization of interest (net of depreciation)	(1,413)	(1,366)	(29)
c) Amortisation of prior service costs in respect of medical benefits	—	301	6
d) Deferred tax impact of U.S. GAAP adjustment for amortisation of prior service costs in respect of medical benefits	—	(111)	(2)
e) Adjustment for deferred taxes for differences between “enacted and substantively enacted rates”	260	(230)	(5)

Shareholders’ equity according to U.S. GAAP	76,109	78,981	1,661

Selected consolidated balance sheet information measured in accordance with U.S. GAAP has been presented below:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Tangible fixed assets	74,771	78,390	1,649
Deferred Tax Asset (current portion)	3,919	4,291	90
Provisions (current portion)	5,697	8,651	182
Provisions (non-current portion)	17,716	17,311	364
Payables	51,627	39,827	838

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

A description of the material differences between IAS and U.S. GAAP is as follows:

(a)	TAXES ON INCOME

Under IAS deferred taxes are recognized at current rates, which include rates substantively enacted by the balance sheet date. Under U.S. GAAP all deferred tax calculations are made at the enacted rates as on the balance sheet date.

The components of deferred taxes under U.S. GAAP are as follows:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Deferred tax assets
Allowances for bad and doubtful debts	2,108	2,065	43
Post retirement benefits	1,438	1,464	31
Others	1,474	1,610	34

Total deferred tax asset	5,020	5,139	108

Deferred tax liability
Excess of tax allowance over depreciation.	13,860	14,898	313
Interest capitalised	1,413	1,367	29

Total deferred tax liability	15,273	16,265	342

Net deferred tax liability under U.S. GAAP.	10,253	11,126	234

Represented by:
Net deferred tax liability under IAS	9,100	9,419	198
U.S. GAAP /IAS differences	1,153	1,707	36

Net deferred tax liability under U.S. GAAP.	10,253	11,126	234

The components of income tax expense are:
Current tax expense	7,511	3,881	82
Deferred tax expense/(benefit)	(1,824)	873	18
Income tax expense for U.S. GAAP	5,687	4,754	100

(b)	CAPITALIZATION OF INTEREST COST

The Company expenses all borrowing costs, including interest costs as incurred. U.S. GAAP requires interest costs incurred during the construction of qualifying assets to be capitalized. The U.S. GAAP reconciliation includes adjustments arising from the application of the method prescribed by Statement of Financial Accounting Standards (SFAS) No. 34, “Capitalization of Interest Cost”.

Under U.S. GAAP, the Company would have capitalised Rs.nil for the year ended March 31, 2003 (2002: Nil; 2001: Rs.24 million). The amount presented in the reconciliation to U.S. GAAP is net of depreciation expense of Rs. 242 million as of March 31, 2003 (2002: 242 million; 2001: Rs. 248 million).

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

(c)	SEGMENT INFORMATION

Until March 31, 2001, the Company operated in one industry segment as the provider of domestic telecommunications services in the cities of Delhi and Mumbai in India. The Chief Operating Decision Maker of the Company evaluated performance and made strategic decisions based upon a review of profitability for the Company as a whole.

For the years ended March 31, 2002 and 2003 based on the management system that is in conformity with generally accepted accounting principles in India the Company identified basic and cellular as the two operating segments. However, the Company has not considered cellular services to be a reportable segment since it does not meet the quantitative thresholds.

The Company’s business is conducted exclusively in India, which for reporting purposes is considered a single geographical area.

The Company had no individual customers that accounted for greater than 10% of its revenue during the three years ended March 31, 2001, 2002 and 2003.

(d)	IMPAIRMENT OF LONG-LIVED ASSETS

Under IAS and U.S.GAAP, long-lived assets are reviewed for impairment whenever events or changes in the circumstances indicate that the asset may be impaired. Under IAS, asset impairment is assessed by comparing the carrying value of the assets with the future discounted cash flows, which are expected to be generated by the asset. Under U.S.GAAP, if the future undiscounted cash flows expected to be generated by the asset, are less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss to be recognized is based on the fair value of the asset. There have been no impairments under either IAS or U.S. GAAP for any of the periods presented.

(e)	MEDICAL BENEFITS

IAS requires amortization of prior service cost on a straight-line basis over the average period until the benefits concerned are vested. Vested prior service cost is to be recognized immediately. However US GAAP requires the amortization period for prior service cost related to non-pension benefits to be based on years of service to full eligibility. Accordingly in IAS vested prior service cost of Rs. 324 million has been recognized immediately. In the US GAAP it is being amortized over the straight-line basis.

The revised disclosure under US GAAP is as follows:

The amounts recognized in the consolidated income statements are as follows:

	Year ended March 31,
	2001	2002	2003	2003
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Net Periodic Pension Cost
Current Service cost	—	—	281	6
Interest cost	—	—	451	9
Amortisation of prior service cost	—	—	343	7

	—	—	1,075	22

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

The actuarial changes in the benefit obligation, changes in plan assets and the funded status of the pension and gratuity plan are as follows:

	As at March 31,
	2002	2003	2003
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Medical Benefits
Changes in benefit obligation:
Benefit obligation at the beginning of the year	—	—	—
Prior service cost	—	4,796	101
Service cost	—	281	6
Interest cost	—	451	9
Benefits paid	—	(15)

Benefit obligation at the end of the year	—	5,513	116

Changes in plan assets	—	—
—Funded status	—	(5,513)	(116)
—Unrecognised prior service cost	—	4,452	94

Accrued provision for Pension	—	(1,061)	(22)

NOTE 33    EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

There are a number of new accounting standards that have been issued that may affect the Company’s presentation of information in accordance with U.S. GAAP.

U.S. GAAP

In July 2001, the FASB also issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No 143 will become applicable to the Company for its fiscal year beginning April 1, 2003 and when adopted is not expected to have any material impact on the results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. A fundamental conclusion reached by the FASB in this statement is that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.The Company believes that the adoption of SFAS No 146 will not have a material impact on its financial position or results of operation.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”. FIN No. 45

Mahanagar Telephone Nigam Limited

Notes to the Consolidated Financial Statements—(Continued)

requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of certain other obligations undertaken in issuing a guarantee. The recognition requirements are effective for guarantees issued or modified after December 31, 2002. Adoption of FIN No. 45 did not have a material impact on the consolidated financial statements of the Company. The Company has not issued any guarantees subsequent to December 31, 2002.

In November 2002, the EITF issued Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is evaluating the impact of adoption of EITF Issue No. 00-21 on its other revenue recognition policies.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation”. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. The Company does not envisage any impact of this standard on its financial statements. In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. The Company is in the process of evaluating the impact of the adoption of this standard on its financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 will not have a material impact on our consolidated financial statements.

In May 2003, FASB issued FAS 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The standard establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. Statement shall be effective for financial instruments entered into or modified after May 31, 2003. The Company is in the process of evaluating the impact of the adoption of this standard on its financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mahanagar Telephone Nigam Limited

By	/s/ R.S.P. SINHA
Name:	R.S.P. Sinha
Title:	Director (Finance)

Date:  September 30, 2003

EXHIBIT INDEX

Number	Description of Exhibit

1.1	Memorandum and Articles of Association of the Registrant, as amended on January 31, 2002.*

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the holders from time to time to American Depositary Shares issued thereunder, including as an exhibit, the form of American Depositary Receipt.**

4.1	Lease Agreement dated January 16, 1996 between Life Insurance Corporation of India and the Registrant.**

4.2	License Agreement for provision of Internet Services in Delhi dated November 6, 1998 between President of India acting through Assistant Director General, Ministry of Communications and the Registrant.**

4.3	License Agreement for provision of Internet Services in Mumbai dated November 6, 1998 between President of India acting through Assistant Director General, Ministry of Communications and the Registrant.**

4.4	License Agreement for provision of Internet Services dated October 6, 2000 between President of India acting through Assistant Director General, Ministry of Communications and Millennium Telecom Limited.**

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

*	Previously filed on September 30, 2002, as exhibits to Annual Report on Form 20-F for fiscal 2002.
**	Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).