Form 20-F
period 2004-03-31
MAHANAGAR TELEPHONE NIGAM LTD
filed 2004-09-30
CIK 1160262

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM 20-F

                            ANNUAL REPORT PURSUANT TO
           SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED MARCH 31, 2004

                         COMMISSION FILE NUMBER 1-15252

                        MAHANAGAR TELEPHONE NIGAM LIMITED
             (Exact name of Registrant as specified in its charter)


                                       N/A
                 (Translation of Registrant's name into English)


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

  American Depositary Shares,                New York Stock Exchange, Inc.
each representing two equity shares.
        Equity Shares                        New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      NONE
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                      NONE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

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

   X   Yes        No

Indicate by check mark which financial statement item the registrant has elected to follow.

   Item 17        X   Item 18

* Not for trading, but only in connection with the registration of the American Depositary Shares.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

PRESENTATION OF FINANCIAL INFORMATION........................................ii
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................ii
Item 1.      Identity of Directors, Senior Management and Advisers............1
Item 2.      Offer Statistics and Expected Timetable..........................1
Item 3.      Key Information..................................................1
             SELECTED FINANCIAL AND OPERATING DATA............................1
             EXCHANGE RATES...................................................6
             RISK FACTORS.....................................................6
Item 4.      Information on the Company......................................13
             HISTORY AND DEVELOPMENT OF THE COMPANY..........................13
             BUSINESS OVERVIEW...............................................19
             ORGANIZATIONAL STRUCTURE........................................32
             PROPERTY, PLANT AND EQUIPMENT...................................33
             TELECOMMUNICATIONS REGULATION IN INDIA..........................37
Item 5.      Operating and Financial Review and Prospects....................42
             OPERATING RESULTS...............................................42
             LIQUIDITY AND CAPITAL RESOURCES.................................50
             RESEARCH AND DEVELOPMENT........................................51
             TREND INFORMATION...............................................51
Item 6.      Directors, Senior Management and Employees......................51
             DIRECTORS AND SENIOR MANAGEMENT.................................51
             COMPENSATION OF DIRECTORS AND OFFICERS..........................53
             EMPLOYEES.......................................................54
             SHARE OWNERSHIP.................................................55
Item 7.      Major Shareholders and Related Party Transactions...............55
             MAJOR SHAREHOLDERS..............................................55
             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS............55
Item 8.      Financial Information...........................................57
             CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.........57
             SIGNIFICANT CHANGES.............................................57
Item 9.      The Offer and Listing...........................................58
             MARKET PRICE INFORMATION........................................58
             THE INDIAN SECURITIES MARKET....................................59
Item 10.     Additional Information..........................................66
             MEMORANDUM AND ARTICLES OF ASSOCIATION..........................66
             MATERIAL CONTRACTS..............................................71
             INDIAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS.....71
             TAXATION........................................................74
             DOCUMENTS ON DISPLAY............................................77
Item 11.     Quantitative and Qualitative Disclosures about Market Risk......78
Item 12.     Description of Securities Other than Equity Securities..........78
Item 13.     Defaults, Dividend Arrearage and Delinquencies..................78
Item 14.     Material Modifications to the Rights of Security Holders
             and Use of Proceeds.............................................78
Item 15.     Controls and Procedures.........................................79
Item 16A.    Audit Committee Financial Expert................................79
Item 16B.    Code of Ethics..................................................79
Item 16C.    Principal Accountant Fees and Services..........................79
Item 16D.    Exemptions from the Listing Standards for Audit Committees......80
Item 16E.    Purchase of Equity Securities by the Issuer and
             Affiliated Purchasers...........................................80
Item 17.     Financial Statements............................................80
Item 18.     Financial Statements............................................80
Item 19.     Exhibits........................................................80
Index to Consolidated Financial Statements..................................F-1

                      PRESENTATION OF FINANCIAL INFORMATION

         The financial information in this report has been prepared in accordance with US GAAP with respect to our consolidated statements of operations, shareholders' equity and cash flow for the fiscal years ended March 31, 2002, 2003 and 2004 and our balance sheets as of March 31, 2003 and 2004. Our fiscal year ends on March 31 of each year, so all references to a particular fiscal year are to the year ended March 31 of that year. The consolidated financial statements, including the notes to those financial statements, are set forth at the end of this report.

         Although we have translated in this report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. All translations from rupees to dollars with respect to financial data as of March 31, 2004 are based on the noon buying rate in the City of New York for cable transfers in rupees on March 31, 2004. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2004 was Rs.43.40 per US$1.00.

         Reference to "we," "us," "our," "MTNL," "Mahanagar,"and the "Company" refer to Mahanagar Telephone Nigam Limited.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This report contains "forward-looking statements", as defined in
Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "will likely result," "believe," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "contemplate," "seek to," "future," "objective," "goal," "project," "should," and similar expressions or variations of these expressions. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this report. See "Key Information--Risk Factors." In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION


                      SELECTED FINANCIAL AND OPERATING DATA

         You should read the following selected financial and operating data in conjunction with our consolidated financial statements and the related notes, "Operating and Financial Review and Prospects" and the other financial information included in this report. Our consolidated financial statements included in this report are prepared in Indian rupees and in accordance with Generally Accepted Accounting Principles in the United States of America (US
GAAP) for the fiscal years ended March 31, 2003 and 2004.

         Up to March 31, 2003, we had presented consolidated financial statements prepared in accordance with International Accounting Standards (IAS) and reconciled to US GAAP. During the current year, we have changed our basis of preparation and presentation from IAS to US GAAP.

         This being the first year of presenting consolidated financial statements of the Company under US GAAP, the selected income statement and cash flow data for the years ended March 31, 2002, 2003 and 2004 have been extracted or derived from our audited consolidated statements of operations and cash flow statements which are included elsewhere in this report. The summary balance sheet data as of March 31, 2003 and 2004 have been extracted or derived from our audited consolidated balance sheets included elsewhere in this report. The summary balance sheet data as of March 31, 2002 have been extracted or derived from our audited consolidated balance sheet which was prepared under IAS in that year and not included in this report. The presentation of the same is in conformity with the current presentation of US GAAP balance sheet data as of March 31, 2003 and 2004.

         Additionally, we have also presented selected financial data in accordance with IAS to maintain the consistency in presentation followed in the previous periods. The selected balance sheet data, income statement and cash flow data for the years ended March 31, 2000, 2001, 2002 and 2003 which are presented in accordance with IAS have been extracted or derived from our audited consolidated financial statements not included in this report. The selected balance sheet data, income statement and cash flow data for the year ended March 31, 2004 have been extracted or derived from our audited consolidated balance sheet which has been prepared under US GAAP and included in this report. The presentation of the same is in conformity with the current presentation of IAS balance sheet data as of the previous four years ended March 31, 2003.

         Consolidated financial statements for the year ended March 31, 2004 have been translated for convenience into US dollars (although we have translated certain rupee amounts in this report into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all). All translations from rupees to dollars with respect to financial data as of March 31, 2004 are based on the noon buying rate in the City of New York for cable transfers in rupees on March 31, 2004. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2004 was Rs.43.40 per US$1.00.

UNDER IAS
---------

                                                        (IN MILLIONS EXCEPT PER SHARE DATA)
                                                         FISCAL YEARS ENDED MARCH 31,
                                                                                                           2004
                                                                                                        CONVENIENCE
                                                                                                        TRANSLATION
                                   2000           2001           2002          2003          2004        INTO US$
 INCOME STATEMENT DATA:

 REVENUES
 Call revenue                      Rs.30,377     Rs.31,835     Rs.30,078      Rs.24,886     Rs.24,176        US$557
 Telephone and other rentals          10,344        11,820        14,597         14,923        14,138           326
 Public call office revenue            8,007         9,715        10,186         10,273        10,632           245
 Interconnect revenue                  1,983         3,316         4,826          6,083        13,105           302
 Leased circuits                         425           483           955          1,100         1,053            24
 Connection fees                         314           280           245            210           197             5
 Other telephones                        197           353           322            340           556            13
 Telegraph and telex                     157           131            97             76            61             1
 Other                                   557         1,425           355            624          1455            33

 Total                             Rs.52,361     Rs.59,358     Rs.61,661      Rs.58,515     Rs.65,373      US$1,506

 COST OF REVENUES
 Wages and salaries                 Rs.9,991      Rs.9,508      Rs.9,903      Rs.10,747     Rs.11,579        US$267
 Pension costs                           896         1,238         1,410          2,213         2,962            68
 Gratuity costs                          253           244           990            615           716            16

 Medical costs (post-retirement)          --            --            --          1,468         2,164            50
 Staff welfare expenses                  145           156           797            916           928            21
 Other staff related costs               782           839           844          1,069         1,159            27

 Total staff costs                    12,067        11,985        13,944         17,028        19,508           449
 Less: Capitalized                      (964)       (1,011)       (1,033)        (1,143)         (817)          (18)

 Net staff costs                      11,103        10,974        12,911         15,885        18,691           431
 Interconnection payments             10,504        11,317        11,479          9,025        10,627           245
 License fee and spectrum              3,289         3,615         6,235          6,100         9,989           230
 charges--DOT
 Depreciation                          6,023         6,561         6,664          8,265         8,433           194
 Maintenance                           1,403         1,398         1,655          1,544         1,330            31
 Pay phone agency commissions          1,706         2,157         2,571          2,640         2,834            65
 Inventory provisions                     59            48            18             22            48             1
 Bad debts provisions                    525         1,030         1,784          2,074         2,425            56
 Others                                2,859         4,439         4,454          4,153         4,554           105

                                      37,471        41,539        47,771         49,708        58,932         1,358
 Less: recharged to DOT/BSNL             (16)           (6)           (9)            (5)            -             -

 Total                             Rs.37,455     Rs.41,533     Rs.47,762      Rs.49,703     Rs.58,932      US$1,358



                                                        (IN MILLIONS EXCEPT PER SHARE DATA)
                                                         FISCAL YEARS ENDED MARCH 31,
                                                                                                           2004
                                                                                                        CONVENIENCE
                                                                                                        TRANSLATION
                                       2000           2001         2002          2003          2004        INTO US$


OPERATING PROFITS                    Rs.14,906      Rs.17,825    Rs.13,899     Rs.8,812       Rs.6,441       US$148
Interest and other income                1,352          2,393        2,042        1,928          1,756           40
Interest and other financial              (261)          (376)        (346)        (334)          (367)          (8)
expenses (1)
Interest payable on DOT funding         (4,222)        (3,660)      (3,090)      (2,389)            --           --
Interest recoverable from DOT            4,222          1,830           --           --             --           --
Interest recoverable from BSNL             --            1,830        3,090        2,389            --           --

Net profit before tax                   15,997         19,842       15,595       10,406          7,830          180
Equity in earnings (losses) of             --              --           (4)          (4)           (20)          --
equity & affiliates, net of taxes
Taxation                                (6,954)        (7,549)      (7,209)      (4,200)        (3,145)         (72)

PROFIT AFTER TAXATION                 Rs.9,043      Rs.12,293     Rs.8,382     Rs.6,202       Rs.4,665       US$108

Weighted average equity shares             630            630          630          630            630
outstanding (millions)
EPS-Basic & diluted                   Rs.14.35       Rs.19.51     Rs.13.30      Rs.9.84        Rs.7.40      US$0.17
Basic and diluted earnings per           28.70          39.02        26.60        19.68          14.80         0.34
GDR/ADS (2)
Dividends declared per equity share       3.0            4.5          4.5          4.5            4.5          0.1
Dividends declared per GDR/ADS (3)        6.0            9.0          9.0          9.0            9.0          0.2
Amounts in accordance with US
GAAP:
Profit after tax                      Rs.8,169      Rs.11,012     Rs.9,662     Rs.5,707       Rs.5,052       US$116

Basic and diluted EPS under USGAAP    Rs.12.97       Rs.17.48    Rs. 15.34      Rs.9.06        Rs.8.02      US$0.18


                                                        (IN MILLIONS EXCEPT PER SHARE DATA)
                                                         FISCAL YEARS ENDED MARCH 31,
                                                                                                           2004
                                                                                                        CONVENIENCE
                                                                                                        TRANSLATION
                                        2000          2001         2002           2003         2004        INTO US$


BALANCE SHEET DATA:
Tangible fixed assets                Rs.63,434      Rs.67,595    Rs.70,809     Rs.74,670     Rs.75,922     US$1,749
Investments                                 --             --        1,013         3,692         3,705           85
DOT/BSNL--loan receivable--             28,810         26,190           --           --             --           --
long term
Current assets                          48,243         57,482       85,617        73,814        84,748       1,8953
TOTAL ASSETS                        Rs.140,487     Rs.151,267   Rs.157,439    Rs.152,176    Rs.164,375     US$3,787
Interest bearing loans--the             Rs.604         Rs.211           --            --            --           --
Company
Interest bearing loans--DOT/ BSNL       28,810         26,190           --            --            --           --
related--long term
Deferred tax and provisions             11,947         12,011       12,513        12,026        14,967          345
Other long term liabilities             12,607         13,549       14,303        15,005        14,802          341
Current liabilities                     30,770         31,264       57,323        48,478        56,475         1301
TOTAL LIABILITIES                    Rs.84,738      Rs.83,225    Rs.84,139     Rs.75,509     Rs.86,244     US$1,987
Shareholders' equity                 Rs.55,749      Rs.68,042    Rs.73,300     Rs.76,667     Rs.78,131     US$1,800
TOTAL SHAREHOLDERS' EQUITY AND
LIABILITIES                         Rs.140,487     Rs.151,267   Rs.157,439    Rs.152,176    Rs.164,375     US$3,787
Amounts in accordance With US
GAAP:
Shareholders' equity                 Rs.60,726      Rs.69,571    Rs.76,109     Rs.78,981     Rs.80,835     US$1,862
CASH FLOW DATA:
Net cash from operating                 12,816         19,325       15,164        22,495        19,885          458
activities
Net cash used in investing             (10,940)        (8,578)      (8,414)      (13,535)       (9,315)        (215)
activities
Net cash from financing activities       2,676         (4,870)      (7,591)      (15,222)       (3,198)         (74)



(1)      Net of amounts recoverable from the DOT/Bharat Sanchar Nigam Limited
         (BSNL).

(2) One global depositary receipt, or GDR, represented two of our equity shares. In the fourth quarter of calendar year 2001, we exchanged our GDRs for our American Depositary Shares, or ADSs, on a one-for-one basis. One ADS also represents two of our equity shares.




UNDER US GAAP
-------------

                                                         (IN MILLIONS EXCEPT PER SHARE DATA)
                                                            FISCAL YEARS ENDED MARCH 31,
                                             2002             2003              2004               2004
                                          -----------     -------------     --------------    ---------------
                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                               INTO MILLION
                                                                                                  OF US$
                                                                                               (UNAUDITED)
                                          -----------     -------------     --------------    ---------------

Revenues                                     58,735            55,251             61,084              1,407
Cost of revenues (excluding depreciation    (30,729)          (30,092)           (37,531)              (865)
   shown separately below)
                                          -----------     -------------     --------------    ---------------
Gross profit                                 28,006            25,159             23,553                542
Selling, general and administrative
   expenses (excluding depreciation
   shown separately below)                   (7,799)           (8,405)            (9,701)              (224)
Depreciation                                 (6,905)           (8,507)            (8,675)              (200)

                                          -----------     -------------     --------------    ---------------
TOTAL OPERATING EXPENSES                    (14,704)          (16,912)           (18,376)              (424)
                                          -----------     -------------     --------------    ---------------

INCOME FROM OPERATIONS                       13,302             8,247              5,177                118
Interest and other income, net                2,051             2,218              2,844                 65
                                          -----------     -------------     --------------    ---------------

INCOME BEFORE INCOME TAXES,                  15,353            10,465              8,021                183
   AND SHARE OF LOSSES FROM AFFILIATE
Income taxes                                 (5,687)           (4,754)            (2,949)               (68)
Equity in (losses) of affiliate                  (4)               (4)               (20)                 -

                                          ===========     =============     ==============    ===============
NET INCOME                                    9,662             5,707              5,052                115
                                          ===========     =============     ==============    ===============


EARNINGS PER EQUITY SHARE
   -Basic                                  Rs.15.34           Rs.9.06            Rs.8.02              $0.18
   -Diluted                                Rs.15.34           Rs.9.06            Rs.8.02              $0.18

WEIGHTED AVERAGE NUMBER OF EQUITY
    SHARES USED IN COMPUTING EARNINGS
    PER EQUITY SHARE (IN MILLION)
    -Basic                                      630               630                630                630
    -Diluted                                    630               630                630                630
                                          -----------     -------------     --------------    ---------------

Dividends declared per equity share          Rs.4.5            Rs.4.5             Rs.4.5               $0.1
Dividends declared per GDR/ADS (3)           Rs.9.0            Rs.9.0             Rs.9.0               $0.2

                                                         (IN MILLIONS EXCEPT PER SHARE DATA)
                                                            FISCAL YEARS ENDED MARCH 31,
                                             2002             2003              2004               2004
                                          -----------     -------------     --------------    ---------------
                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                               INTO MILLION
                                                                                                  OF US$
                                                                                               (UNAUDITED)
                                          -----------     -------------     --------------    ---------------

ASSETS

    Cash and cash equivalents               24,456             18,162             25,534               589
    Restricted cash                             10                  8                 11                 -
    Accounts receivable, net of
      allowances                             4,474              3,760              6,392               147
    Due from related parties                 12,051            29,644             26,725               615
    Inventories                               2,893             1,416                991                22
    Unbilled revenue                          5,819             5,296              5,379               124
    Deferred income taxes                     5,080             5,139              8,007               185
    Investment in held to
      maturity securities                     1,000             3,500              3,500                81
    Investments in affiliates                    13               192                205                 5
    Property and equipment, net              74,771            79,259             79,664             1,835
    Other assets                             35,924            14,667             19,601               452
                                          -----------     -------------     --------------     --------------
          TOTAL ASSETS                      166,491           161,043            176,009             4,055
                                          ===========     =============     ==============     ==============

LIABILITIES AND STOCKHOLDERS'
EQUITY

    Accounts payable                          4,770             5,442              8,626               199
    Due to related parties                    9,016            18,885             18,561               428
    Other liabilities                        52,213            30,513             31,079               716
    Accrued employee cost                     9,110            10,957             20,404               470
    Deferred income taxes                    15,273            16,265             16,504               380
                                          -----------     -------------     --------------     --------------
          TOTAL LIABILITIES                  90,382            82,062             95,174             2,193
                                          ===========     =============     ==============     ==============


STOCKHOLDERS' EQUITY
    Equity shares, 800,000,000
      shares authorized,
      issued and outstanding
       - 630,000,000 shares as
       of March 31, 2003 and
       2004                                   6,300             6,300              6,300               145
    Additional paid-in
      capital                                 6,649             6,649              6,649               153
    Retained earnings                        62,852            65,724             67,578             1,557
    Research and development
      reserve                                   308               308                308                 7
                                          -----------     -------------     --------------     --------------

TOTAL STOCKHOLDERS' EQUITY                   76,109            78,981             80,835             1,862
                                          ===========     =============     ==============     ==============

TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY                                 166,491           161,043            176,009              4055
                                          ===========     =============     ==============     ==============


CASH FLOW DATA:
Net cash from operating activities           17,164            23,456             19,885               458
Net cash used in investing activities        (9,945)          (14,739)            (9,315)             (215)
Net cash from financing activities           (7,591)          (15,011)            (3,198)              (74)


        The notes accompanying the consolidated financial statements are an integral part of this data.



                                 EXCHANGE RATES

         The following table sets forth, for the fiscal years indicated, information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate in the City of New York for cable transfers of Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York.

                                   AT END OF     AVERAGE
        YEAR ENDED MARCH 31,        PERIOD       RATE (1)     HIGH         LOW
        2000                         43.65        43.46       43.75       42.50
        2001                         46.85        45.88       47.47       43.63
        2002                         48.83        47.82       48.83       46.58
        2003                         47.53        48.36       49.07       47.53
        2004                         43.40        45.78       47.46       43.40


(1) The average rate is the average of the exchange rates on the last day of each month during the period.



         The following table sets forth the high, low and period-end buying rates for the Indian rupee for each of the previous six months.

                MONTH                       HIGH                LOW
                March 2004                  45.32              43.40
                April 2004                  44.52              43.40
                May 2004                    45.57              44.55
                June 2004                   46.21              44.94
                July 2004                   46.45              45.66
                August 2004                 46.40              46.21


         On September 20, 2004, the noon buying rate was Rs.45.93 = US$1.00.


                                  RISK FACTORS

         You should carefully consider the following risk factors as well as the other information contained in this report in evaluating us and our business. The market price of our equity shares or ADSs could decline due to any of these risks.

                RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

         A SIGNIFICANT CHANGE IN THE INDIAN GOVERNMENT'S ECONOMIC LIBERALIZATION AND DEREGULATION POLICIES COULD ADVERSELY AFFECT BUSINESS AND ECONOMIC CONDITIONS IN INDIA GENERALLY AND OUR BUSINESS IN PARTICULAR.

         The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Its economic policies have had and could continue to have a significant effect on private- and public-sector entities, including us, and on market conditions and prices of Indian securities, including our equity shares and our ADSs.

         Although the current government has continued India's current economic liberalization, deregulation and disinvestment policies, these liberalization policies could be discontinued in the future. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India in general and could adversely affect the telecommunications licensing and regulatory framework in which we operate our business.

         FINANCIAL INSTABILITY IN OTHER COUNTRIES, PARTICULARLY EMERGING MARKET COUNTRIES IN ASIA, COULD ADVERSELY AFFECT THE INDIAN ECONOMY AND CAUSE OUR BUSINESS AND THE MARKET FOR OUR EQUITY SHARES AND ADSS TO SUFFER.

         Financial turmoil in Asia, Russia and elsewhere in the world in the late 1990s affected different sectors of the Indian economy in varying degrees. Although economic conditions are different in each country, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and, indirectly, in the Indian economy in general. Any worldwide financial instability could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and ADSs.

         SOCIAL CONFLICT, TERRORISM AND RELATED MILITARY ACTIVITY MAY ADVERSELY AFFECT THE INDIAN ECONOMY OR WORLD ECONOMIC ACTIVITY, EITHER OF WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND THE PRICES OF OUR EQUITY SHARES AND ADSS.

         India and other parts of the world have recently experienced significant social conflict and/or terrorist acts, and retaliatory military operations are continuing in our geographic region and elsewhere. In India, social conflict, including religious and regional/separatist conflicts, has been an ongoing problem, which frequently includes significant acts of terrorism. To the extent that the Indian economy or world economic activity is adversely affected by such conflict, terrorism or military activity, our business may also be adversely affected, resulting in a decline in revenue, and the prices of our equity shares and ADSs may decline.

                         RISKS RELATING TO OUR BUSINESS

         WE EXPECT TO ENCOUNTER INCREASED COMPETITION IN EACH OF OUR MARKETS, WHICH COULD REDUCE OUR REVENUES.

         The Indian government is rapidly liberalizing the telecommunications industry in India. The Department of Telecommunications (DOT) may license, at its discretion, multiple additional service provider in any service area, with respect to both basic telecommunications services and cellular services. In November 2003, the Department issued guidelines for Unified Access Licenses, which cover both basic and cellular services within a service area. In the Indian context, "basic telecommunications services" or "basic services" include basic fixed-line access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access. Basic services also include CDMA-based fixed wireless and mobile services (without roaming). Tata Teleservices Limited and Reliance Infocomm Limited are currently competing with us in the market for basic services in both Mumbai and Delhi, and Bharti Infotel Limited is also competing with us in the basic services market in Delhi. All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocom, low-cost CDMA mobile and fixed wireless technology. With approximately 65% of our call units having come from approximately 19% of our access lines in service (last two months of fiscal
2004), we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers. Some of our largest customers have already migrated to new basic service operators in Mumbai and Delhi.

         We experience significant and growing competition in the market for GSM cellular and Internet services. Bharti Cellular Limited and Hutchison Essar Telecom Limited, which offer GSM services under the brand names Airtel and Hutch, respectively, have been servicing the Delhi market since 1995. In Mumbai, Hutchison Max Telecom Limited, which offers GSM service under the brand name Orange, and BPL Mobile Limited have been servicing the cellular market since 1995, and Bharti Cellular commenced cellular operations there in July 2002. All of these service providers enjoy significant penetration in these markets, have established brand names and have more experience operating a cellular network than we do. In addition, the Birla Group, Tata Group and AT&T have combined their cellular operations into one business, Idea Cellular Limited, which has begun operating in the Delhi market, among other places. Cellular operators also face competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

         We commenced providing our Internet services in Delhi and Mumbai in February 1999. The competition among Internet service providers throughout India is intense with approximately 189 licenses for providing Internet services issued as of March 31, 2004.

         There has been significant consolidation in the telecommunications industry in India. For example, the Birla Group, the Tata Group and AT&T have combined their interests in GSM cellular operators into one business, and the Tata Group, which controls Tata Teleservices, acquired a controlling interest in India's dominant international long distance carrier, Videsh Sanchar Nigam Limited (VSNL), and Tata Teleservices has acquired Hughes Telecom, a basic service provider in Mumbai. We expect the trend toward consolidation to continue, resulting in larger, more diversified competitors in the Indian market.

         The government of India has recently announced its intention of increasing the limit on foreign direct investment in telecom providers from 49% to 74%. If implemented, this change may give our competitors access to more capital with which to expand or enhance their networks, increasing competition.

         Increased competition has kept and will likely continue to keep downward pressure on prices and has required and will likely continue to require us to increase our capital investment to improve and expand our services. These developments, in turn, have had and may continue to have a negative impact on our profitability.

         THE RECENT INTRODUCTION OF A UNIFIED ACCESS SERVICE LICENSE REGIME IN INDIA SUBJECTS US TO SIGNIFICANT UNCERTAINTY.

         The DOT issued a November 2003 guideline on the introduction of a unified access service license (basic and cellular) for the telecommunications industry. See "Information on the Company--Telecommunications Regulation in India--Unified License." We do not have enough experience at this time to ascertain the impact this would have on our business, but possible negative ramifications include increased competition in our more profitable lines of business.

                          RISK OF POLITICAL UNCERTAINTY

         During the past decade, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The General Elections to the lower house of the Indian Parliament have just been completed. No party has won absolute majority and a coalition government has been formed again. We cannot assure that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

         WE HAVE RECEIVED A DEMAND TO PAY SALES TAX IN RESPECT OF CERTAIN HISTORICAL TELECOMMUNICATIONS REVENUES, MAINLY TELEPHONE RENTAL CHARGES. WE ARE NOT YET ABLE TO ESTIMATE OUR POTENTIAL AGGREGATE LIABILITY, BUT IT COULD BE LARGE AND HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOW.

         We have received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs.3.2 billion in sales tax for fiscal 1989-2000 on certain telecommunications revenues, mainly telephone rental charges, and received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon us. The amount at issue in Delhi is significantly less.

         The Indian trade tax department has similarly demanded that BSNL make sales tax payments in respect of certain historical telecommunications revenues. We have been implicated as a party. BSNL challenged the demand in the state's High Court and won. The state government has since appealed to the Supreme Court of India, which held in favor of the state government. BSNL has filed a writ petition with the Supreme Court seeking another review. This petition was admitted on September 25, 2003. If we were required to pay sales tax in respect of certain historical revenues, including telephone rentals, such payments could have a material adverse effect upon our results of operations, financial condition and cash flow. At this time, we cannot estimate potential aggregate actual liability associated with sales tax payment.

         REGULATIONS APPLICABLE TO PUBLIC SECTOR ENTERPRISES IN INDIA GOVERNING CERTAIN PERSONNEL MATTERS, PROCUREMENT, CAPITAL EXPENDITURE AND THE ISSUANCE OF SECURITIES MAY AFFECT OUR ABILITY TO COMPETE EFFECTIVELY.

         As long as the Indian government's shareholding in us equals or exceeds 51%, we are deemed to be an Indian government company. As such, we are subject to laws and regulations generally applicable to public sector enterprises in India. These laws and regulations govern, among other things, personnel matters, procurement, budgeting and capital expenditures and the generation of funds through the issuance of securities.

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

         THE INDIAN GOVERNMENT, OUR CONTROLLING SHAREHOLDER, WHEN CONSIDERING MATTERS PERTAINING TO US, OFTEN ALSO CONSIDERS THE INTERESTS OF THE LARGEST GOVERNMENT-OWNED TELECOMMUNICATIONS COMPANY, BHARAT SANCHAR NIGAM LIMITED
(BSNL). THE INDIAN GOVERNMENT IS EVALUATING THE POSSIBILITY OF A MERGER OF OUR COMPANY WITH BSNL.

         The Indian government, through the DOT, holds 56.25% of our outstanding equity shares and 100% of BSNL's equity shares. Consequently, the DOT controls both of us. The DOT has the power to determine the outcome of most actions requiring approval of our board of directors or shareholders, including proposed expansion of our basic and cellular services into new areas in which we may compete with BSNL, transactions with BSNL or the assertion of claims against BSNL. When considering many of these matters, the DOT may also take into account the interests of BSNL. Failure by the DOT to effect transactions or resolve conflicts involving us and BSNL in an equitable manner could have a material adverse effect on our business prospects.

         Media reports have suggested that we are not eligible to be granted licenses to provide basic services outside of Delhi and Mumbai since we and BSNL are both controlled by the government of India. According to these reports, a basic license may not be granted to any company controlled by an entity, which also controls another licensee in that area. Because the licenses of the other basic service providers in our Mumbai and Delhi circles do not permit them to have trunk auto exchanges, the DOT may require that we dispose of these assets.

         Announcements from India's Ministry of Communications indicate that a group within the DOT was devising a plan for and examining issues relating to the possible merger between us and BSNL. We are not aware of any recent developments on this possible merger. We cannot assess at this time the likelihood or timing of a merger between us and BSNL, the impact such a merger would have on holders of our equity shares and ADSs, the impact such a merger would have on our business or the condition or prospects of a combined enterprise post-merger.

         WE MAY ENCOUNTER GREATER EMPLOYEE COSTS THAN OUR PRIVATE COMPETITORS BECAUSE WE ARE SUBJECT TO THE PERSONNEL POLICIES OF THE DEPARTMENT OF TELECOMMUNICATIONS AND DEPARTMENT OF PUBLIC SECTOR ENTERPRISES.

         As a public sector enterprise, we are subject to the personnel policies of the DOT and Department of Public Sector Enterprises. These policies limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees. If the employment levels, salaries and other employee compensation that we are required to maintain are greater than our private competitors, we will experience relatively higher costs of operations which could make us less profitable and limit our ability to make expenditures to expand our business.

         WE COULD EXPERIENCE DELAYS IN PROVIDING INFORMATION TO THE INVESTMENT COMMUNITY.

         Due to our internal procedures for disclosure of information, we may experience delays in providing the investment community with supplemental information that investors and analysts may request.

         WE HAVE EXPERIENCED SIGNIFICANT LOSSES WITH RESPECT TO UNCOLLECTIBLE ACCOUNTS RECEIVABLES

         We being a telecommunication company, a significant portion of the total accounts receivable balance as of any reporting date is represented by aggregate of small amounts recoverable from numerous customers.

         We have built in certain control procedures relating to detailed credit analysis and identification verification. However, due to the number of customers involved and significant delay in settlement of recovery proceedings, we have experienced losses on account of uncollectible receivable in the range of 2% to 5% over the past few periods.

         Any change in the experience relating to loss for uncollectible accounts receivables may impact our future profitability.

                  RISKS RELATING TO THE ADSS AND EQUITY SHARES

         ABILITY TO WITHDRAW EQUITY SHARES FROM THE DEPOSITARY FACILITY IS UNCERTAIN AND MAY BE SUBJECT TO DELAYS.

         India's restrictions on foreign ownership of Indian companies limit the number of shares that may be owned by foreign investors and generally require government approval for foreign ownership. The maximum foreign ownership permitted in us without prior governmental approval is 49% under the sectoral caps currently provided for by the government of India and the Reserve Bank of India. Investors who withdraw equity shares from the depositary facility will be subject to Indian regulatory restrictions on foreign ownership of equity shares upon withdrawal. It is possible that this withdrawal process may be subject to delays.

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

         Because of Indian legal restrictions, despite recent relaxations, the supply of ADSs may be limited. Under procedures recently adopted by the Reserve Bank of India, the depositary will be permitted to accept deposits of our outstanding equity shares and deliver ADSs representing the deposited equity shares to the extent, and limited to the number, of ADSs that have previously been converted into underlying equity shares. Under these new procedures, if you elect to surrender your ADSs and receive equity shares, you may be unable to re-deposit those outstanding equity shares with our depositary and receive ADSs because the number of new ADSs that can be issued cannot, at any time, exceed the number of ADSs converted into underlying equity shares or result in foreign equity in us exceeding 49%. This may restrict your ability to re-convert the equity shares obtained by you to ADSs. Also, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record. Any investor who fails to comply may be liable for a fine of up to Rs.1,000 for each day such failure continues. See "Additional Information--Indian Foreign Exchange Controls and Securities Regulations."

         The restrictions described above may cause our equity shares to trade at a discount or premium to our ADSs.

         CONDITIONS IN THE INDIAN SECURITIES MARKET MAY AFFECT THE PRICE OR LIQUIDITY OF THE EQUITY SHARES AND THE ADSS.

         The Indian securities markets are generally smaller and more volatile than securities markets in the world's major financial centers. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities, and the price of our stock has been especially volatile. In 2003, our stock price on The Stock Exchange, Mumbai, reached a high of Rs.164.5 and a low of Rs.81.05. In 2004, the range was a high of 167.15 and a low of 85. On September 24, 2004 the closing price of our equity shares on The Stock Exchange, Mumbai was Rs.125.90.

         Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which, in some cases, may have had a negative effect on market sentiment. Similar problems could happen in the future and, if they do, they could affect the market price and liquidity of our equity shares and our ADSs.

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

         ADS HOLDERS MAY BE UNABLE TO EXERCISE PREEMPTIVE RIGHTS AVAILABLE TO SHAREHOLDERS AND THEREFORE MAY SUFFER FUTURE DILUTION OF THEIR OWNERSHIP POSITION.

         A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75% of the company's shareholders present and voting at a shareholders' general meeting. Holders of our ADSs as well as our shareholders located in the United States may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit that we would file a registration statement under these circumstances. If we issue any such rights in the future, the rights would be issued to the depositary, which may sell the rights in the securities markets in India for the benefit of the holders of our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of the rights. To the extent that holders of our ADSs as well as our shareholders located in the United States are unable to exercise preemptive rights, their proportional interests in us would be reduced.

         ADS HOLDERS MAY BE SUBJECT TO POTENTIAL LOSSES ARISING OUT OF EXCHANGE RATE RISK ON THE INDIAN RUPEE AND RISKS ASSOCIATED WITH THE CONVERSION OF RUPEE PROCEEDS INTO FOREIGN CURRENCY.

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

         ADS HOLDERS MAY BE SUBJECT TO INDIAN TAXES ARISING OUT OF CAPITAL
GAINS.

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

         ADS HOLDERS MAY NOT BE ABLE TO ENFORCE A JUDGMENT OF A FOREIGN COURT AGAINST US.

         We are a limited liability company incorporated under the laws of India. All our directors and executive officers are residents of India and almost all of our assets and the assets of such persons are located in India. India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. We have been advised by counsel that recognition and enforcement of foreign judgments is provided for on a statutory basis and that foreign judgments shall be conclusive regarding any matter directly adjudicated upon except where:

         o the judgment has not been pronounced by a court of competent jurisdiction;

         o    the judgment has not been given on the merits of the case;

         o it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognize the law of India in cases in which Indian law is applicable;

         o the proceedings in which the judgment was obtained were opposed to natural justice;

         o    the judgment has been obtained by fraud; or

         o the judgment sustains a claim founded on a breach of any law in force in India.

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

         ALTHOUGH ANNOUNCED POLICY INDICATES THERE IS NO INTENTION TO DO SO, POSSIBLE SALES OF OUR EQUITY SHARES BY THE GOVERNMENT OF INDIA COULD AFFECT THE VALUE OF OUR ADSS.

         The government of India holds 354,372,740 equity shares, or 56.25%, of our outstanding equity shares. The current government of India has announced its intention to divest its shareholdings in loss-incurring government companies by offering significant equity stakes in those companies to strategic partners through a competitive bidding process or through equity offerings in the market. There have been no indications that the current government of India plans to further reduce its shareholding in us.

         In addition, on January 7, 2000, the government of India offered to sell up to 14 million equity shares, representing approximately 2.2% of our outstanding equity shares, to our employees at a discount as compensation in connection with the restructuring of the DOT. None of our employees accepted this offer before it expired on December 31, 2000. The government is considering whether to allow the company to make a similar new offer to our employees.

         Any future disposal of equity shares by the Indian government could adversely affect the trading price of our equity shares and ADSs.

ITEM 4.  INFORMATION ON THE COMPANY


                     HISTORY AND DEVELOPMENT OF THE COMPANY

HISTORY AND DEVELOPMENT OF THE INDIAN TELECOMMUNICATIONS INDUSTRY

         Until the mid-1980s, the telecommunications sector in India was a monopoly controlled by the government of India through the Department of Posts and Telegraphs of the Ministry of Communications, providing all telecommunications services, both domestic and international. The Indian Telegraph Act of 1885 established the government of India's monopoly in the sector and, together with the Indian Wireless Telegraphy Act of 1933, provided the legal framework for the regulation of the Indian telecommunications industry.

         Development of the telecommunications sector historically was seen as a relatively low priority and received limited budgetary support from the government of India. As a result, the telecommunications infrastructure in India grew relatively slowly. In the mid-1980s, faced with rapidly increasing demand for telecommunications services and equipment, the government of India commenced a reorganization of the sector designed to facilitate the rapid introduction of new technology, stimulate the growth of the telecommunications industry and tap the resources of the private sector in facilitating such technological innovation and growth. The reorganization included the division of the Department of Posts and Telegraphs into the DOT and the Department of Posts.

         As part of the reorganization, we were incorporated on February 28, 1986 under the Companies Act as a wholly-owned government of India company and, on April 1, 1986, assumed responsibility for the control, management and operation of the telecommunications networks in Delhi and Mumbai, two of the largest metropolitan areas in India. VSNL was established at the same time to provide international telecommunications services and the DOT retained responsibility for providing all other telecommunications services throughout India. The DOT also assumed regulatory authority over the Indian telecommunications industry. Simultaneously, the Telecom Commission was established in 1986 as an executive body under the Ministry of Communications to make policy decisions and to accelerate the development of all aspects of the telecommunications sector and the implementation of new telecommunications policies.

         In December 1991, with a view to fulfilling its objective of facilitating the rapid introduction of new services and technology, the DOT invited bids from Indian companies with a maximum of 49% foreign ownership for two non-exclusive GSM cellular licenses in each of the cities of Kolkata (formerly called Calcutta), Chennai (formerly called Madras), Delhi and Mumbai. After protracted litigation, licenses were awarded in 1994 and the private operators commenced cellular services in late 1995. In October 1997 we were permitted to provide GSM cellular service in Mumbai and Delhi, and since then one additional private-sector cellular operator has been awarded a cellular license for each of Delhi and Mumbai. Beginning in 1995, the DOT also invited tenders and awarded cellular licenses for the regional "circles" established for the purpose of licensing cellular services in the rest of India. We believe that as of March 31, 2004, there were approximately 26.1 million cellular subscribers in India.

         Since 1992, as part of its general policy of gradually reducing its holdings in public sector enterprises, the Indian government sold a portion of its equity holdings in us and VSNL to certain mutual funds, banks and financial institutions controlled by the government of India. In our 1997 global depositary receipt offering, the Indian government sold 40 million of our equity shares represented by 20 million global depositary receipts, constituting 6.3% of our then outstanding equity shares. Additionally, in 1997 and 1999, the Indian government sold additional equity shares of VSNL in the form of global depositary receipts, thereby reducing its equity interest in the company to 51%. In February 2002, the government of India divested an additional 25% interest in VSNL to the Tata Group through a competitive bidding process.

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

         In order to achieve these objectives, the Indian government decided to permit private sector involvement in basic telecommunications services, which, in the Indian context, includes basic fixed-line access service and a number of other telecommunications services (including CDMA-based fixed wireless and mobile services (without roaming)), other than long distance services, cellular service and Internet access. Accordingly, in September 1994 the Indian government announced its "Guidelines for Private Sector Entry into Basic Telecom Services," and beginning in 1995 began to invite tenders from companies with no more than 49% foreign ownership for basic service licenses for the regional "circles" established for licensing basic telecommunications services. After a period of consolidation, the most prominent private-sector providers of basic telecommunications services currently include Bharti Infotel, Tata Teleservices and Reliance Infocomm, each of which operates in multiple circles. Tata Teleservices and Reliance Infocomm both operate in the circles that include Mumbai and Delhi, and hence now compete with us in those areas. Bharti Infotel also provides basic services in Delhi.

         In February 1997, a multilateral agreement on basic telecommunications services was agreed to among member governments of the World Trade Organization. As part of this agreement, the Indian government has reaffirmed its commitment to further liberalize the Indian telecommunications sector through the licensing of new basic and cellular service providers.

         In March 1997, the government established the Telecom Regulatory Authority of India (TRAI), an independent regulatory authority with broad regulatory powers over the telecommunications industry in India, including the power to set rates on domestic and international telecommunications services and determine the terms and conditions of interconnect arrangements between service providers. These regulatory powers had previously been vested in the DOT, which controls us and is part of the Ministry of Communications. However, the power to grant, renew or revoke licenses remains with the DOT.

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

         Additionally, effective May 1, 1999, the TRAI implemented the 1999 tariff order pursuant to which the TRAI seeks to align tariffs charged by service providers with the corresponding costs associated with such services so as to limit cross-subsidization of services by a provider while allowing providers to set tariffs at any level below certain maximum levels. The TRAI has since adjusted tariffs several times under the tariff order.

         In November 2003, the DOT issued guidelines for Unified Access License which cover within a service area both basic telecommunications services and cellular services. In the Indian context, "basic telecommunications services" or "basic services" include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access. Basic services also include CDMA-based fixed wireless and mobile services (without roaming). We are considering whether to seek a Unified Access License.

         In October 1999, the DOT, which had both performed the role of licensor and policy maker for the Ministry of Communications and operated as India's domestic long distance service provider and basic service provider (except for the areas of Delhi and Mumbai, which are covered by us), was bifurcated into two departments. The DOT/Telecom Commission, or the DOT, now performs the role of licensor and policy maker, and the Department of Telecom Services, functioned as the government of India's local and long distance network service provider. In October 2000, the Department of Telecom Services' local and long distance business was corporatized into a new company named BSNL. The Indian government has also recently established an independent Information Technology Department within the Ministry of Communications (now formally known as the Ministry of Communications and Information Technology). The IT department will, among other things, promote the Internet, e-commerce and knowledge based industries. Internet licensing functions will remain with the DOT. The DOT controls the equity shares in us that are held by the Indian government and appoints all of the directors on our 12-seat board. Two of our board seats are for DOT officers.

         The following chart illustrates the current operational and regulatory structure of India's telecommunications services industry:


*   SUPREME COURT OF INDIA

    ->   TELECOM DISPUTE SETTLEMENT APPELLATE TRIBUNAL
            o Adjudicates disputes between licensor and licensee and between/among industry players, consumer groups

    ->   MINISTRY OF COMMUNICATIONS
    ->   DEPARTMENT OF TELECOMMUNICATIONS/TELECOM COMMISSION
            o    Policy role and licensor

            o Control of 56.25% of Mahanagar Telephone Nigam Limited, 26.12% of Videsh Sanchar Nigam Limited and 100% of Bharat Sanchar Nigam Limited

    ->   TELECOM REGULATORY AUTHORITY OF INDIA
            o    Regulation (excluding licensing) and supervision

            o    Makes recommendations to the Department of Telecommunications

      -->  Mahanagar Telephone Nigam Limited
            o    Basic services in Mumbai and Delhi

            o    GSM cellular service in Mumbai and Delhi

            o    Internet and other services

            o    Has been issued LOI for ILD services

      -->   Bharat Sanchar Nigam Limited
            o    Domestic long distance services

            o    Basic and GSM cellular services other than for Mumbai and Delhi

            o    Internet Access services

      -->   Private ILD Licensees (including VSNL)

      -->   Private Internet Licensees
            o    Internet Access services

            o    Privately owned

      -->   Private Cellular Licensees
            o    Local cellular mobile services

            o    Privately owned

      -->   Private Basic Licensees
            o    Basic services within circles

            o    Privately owned

      -->   Private NLD Licensees
            o    Licenses have been issued to some bidders


         For more information on regulation of the Indian telecommunications industry, see " -Telecommunications Regulation in India" below.

MAHANAGAR TELEPHONE NIGAM LIMITED

         Mahanagar Telephone Nigam Limited is the principal provider of fixed-line and other basic telecommunications services in Delhi and Mumbai. Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India. At the end of fiscal 2004, our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 4.4 million working lines, or access lines in service. In February

2001, we launched our cellular services using global system for mobile communications, or GSM, technology in Delhi and Mumbai and had approximately 360,000 subscribers as of March 31, 2004. GSM is the European and Asian standard for digital mobile telephone networks. We launched CDMA-based services in 1997, and at the end of fiscal 2004 had approximately 106,000 mobile subscribers and approximately 36,000 fixed wireless subscribers in Mumbai and Delhi. CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference. We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 56,000 Internet access subscribers at the end of fiscal 2004. We also seek to enter the market for domestic long distance service, which has been opened for competition.

         We believe that the size of the markets in Delhi and Mumbai, the economic environment, the Indian government's ongoing liberalization of the telecommunications industry and the low level of penetration of fixed-line, mobile and cellular services in these two areas and the low level of penetration of Internet services in India provide opportunities for future industry growth.

         The number of our access lines in service grew at a compound annual growth rate of 4.5% from March 31, 2000 to March 31, 2003. In fiscal 2004 these lines declined by 3.5% primarily due to migration of subscribers to cellular services. At March 31, 2004, our network included approximately 2.0 million access lines in service in Delhi and approximately 2.4 million access lines in service in Mumbai. In addition, our access lines in service per employee increased from 66 at March 31, 2000 to 80 at March 31, 2004.

         We derive our revenue primarily from local, domestic long distance and international calls that originate on our network. In fiscal 2004, 40% of our revenue was derived from call revenue, 23% from rentals of telephones, access lines and other telecommunications equipment and use of our value-added services and 13% from public call offices. Interconnect revenue, which is revenue derived from other telecommunications service providers for calls made into our network, accounted for 21% of our revenues in fiscal 2004. Local calls are carried on our network, unless the termination point is in the network of one of the cellular operators or one of the new private-sector basic service providers in the locality, while all domestic long distance calls continue to be passed from our network to the domestic telecommunications network operated by BSNL, although we have entered into interconnect agreements with the new private-sector domestic long distance service providers. In addition, all international calls continue to be passed from our network to international gateways operated by VSNL, India's former government-controlled international long distance carrier, although we have entered into interconnect agreements with the new private-sector international long distance carriers.

         We expect competition to continue to increase in all major sectors of the Indian telecommunications industry, as both government and private-sector companies continue to invest in capacity expansion and seize opportunities to enter new geographical areas and lines of business. See "-- Business Overview--Competition" below.

         Our principal executive offices are located at 12th floor, Jeevan Bharati Tower--1, 124 Connaught Circus, New Delhi--110001, India, and our telephone number is +91-11-2374-2212.

LICENSES/LICENSE AREAS

         We provide all of our telecommunications services, other than Internet, under a single, general, non-exclusive license. The license initially granted to us in 1986 was effective for a five-year period ended March 31, 1991. The term of the license has been extended for a 25-year period ending March 31, 2013 for basic services.

         In October 1997, our license was amended to explicitly include cellular services and radio paging, and our license for such additional services currently extends to October 2017. The license is not specific as to the type of cellular technology that we may use. The license covers areas within the territorial jurisdiction of the State of Delhi and the areas covered by the municipalities of Mumbai, Navi Mumbai and Thane. The DOT has extended the scope of our license to allow us to provide cellular services in certain surrounding areas of Delhi and Mumbai covered by other cellular operators in those cities. The license specifies that we may provide local, domestic long distance access (through interconnection with domestic long distance operators) and international long distance access (through interconnection with networks of international long distance operators), as well as telex and leased line services. Specifically, our license permits us to originate, terminate and transit domestic and international long distance calls. However, we believe that our license would need to be amended if we wanted to enter the market for domestic long distance utilizing our network. We expect to be licensed to provide for full international long distance service in the near future.

         The DOT retains the right to revoke our license after giving one month's notice to us. The DOT also retains the right, after giving notice to us, to modify the terms and conditions of our license at any time if in their opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. A revocation of the license or a change in significant terms of the license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity could limit our ability to operate particular lines of our business or result in increased costs in the form of increased license fees or costs associated with applying for new licenses, or contesting limitations on our licenses.

         We provide our Internet services in Delhi and Mumbai under separate non-exclusive license agreements. These licenses were granted in November 1998, and currently extend to September 7, 2017. In addition, our wholly owned subsidiary, Millennium Telecom Limited, provides Internet access services throughout India under a license granted in 2000 for an initial period of 15 years.

         Delhi. According to the government of India's provisional 2001 population census data, Delhi had a total population of approximately 12.8 million. In addition to being India's political capital, Delhi has the highest per capita income of all the states in India. Delhi has a high concentration of service and manufacturing industries and houses the central government, the head offices for many major public sector enterprises, embassies, high commissions and various government missions and development agencies.

         Mumbai. The city of Mumbai, the financial capital of India and the capital of the State of Maharashtra, is India's most populous city, with a population of approximately 16.4 million according to the 2001 census data. Mumbai accounted for 36% of India's income tax contributions in fiscal 2000.

STRATEGY

         Key elements of our strategy include the following:

         o Expand GSM Cellular and CDMA Mobile Services in Delhi and Mumbai. We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, currently have an installed capacity of 225,000 GSM cellular connections in each of those cities and are in the final stage of testing 400,000 additional connections in each of Delhi and Mumbai. We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base. In addition, we have launched lower-cost CDMA-based limited mobility mobile services in each of Mumbai and Delhi, currently have approximately 106,000 subscribers and have awarded contracts to achieve an installed capacity of 550,000 CDMA connections (most of which are to employ the more advanced CDMA 2000 1X technology) in each city. We believe that this new mobile service enables us to target a wider customer base that is more price sensitive than GSM customers and that does not require India-wide and international roaming facilities. We intend to compete effectively in these growing markets by providing high quality service at affordable rates.

         o Focus on Customer Service. In order to strengthen the loyalty of our customers, attract cellular subscribers and improve our competitive position, we have a program to improve customer service and become more responsive to the needs of our subscribers. We have introduced improved bill collection and payment procedures (including bill payment over the Internet and via credit card), opened Tele-marts at which most subscriber services are available, introduced telephone directories on the Internet and on CD-ROM and implemented a customer service management system. Our customer service management system enables our staff to provide customers with access to a range of "on-line" services, including registration for new telephone lines, changes of address and issuances of bills, and allows us to monitor complaints from a single point of contact. We have identified high usage "commercially important persons" and are employing efforts to strengthen our relationship with these subscribers.

         o Further Develop and Modernize our Network. We intend to continue to invest in expanding and upgrading our network to improve the quality of service. We also plan to continue to add tandem switches based on NGN - next generation network in Delhi and Mumbai, expand an overlay data network, implement synchronous digital hierarchy technology and improve local access in both markets. We are continuing to implement fiber-in-local-loop and wireless-in-local-loop technologies where appropriate. We plan to introduce broadband technology based on DSL, capable of providing triple play services (video broadcast, video-on-demand, voice over IP), in a significant way. Through expansion and modernization of our network, we seek to improve the capacity of our network, reduce network failure rates, improve call completion rates and decrease average waiting time for new lines as well as support our Internet and value-added services.

         o Selectively Target International Opportunities. We plan to selectively target expansion opportunities outside India where we can leverage our expertise and relationships. Our Nepal joint venture, United Telecom Limited, in which we hold a 26.7% interest, has commenced wireless in local loop services as the first private-sector telecommunications operator in that country. We have also been awarded licenses to provide basic, mobile and international long distance service in Mauritius. We plan to launch services in Mauritius in the current fiscal year. We are examining other international opportunities.

         o Enter the Market for International Long Distance Services. We have obtained a letter of intent from the Indian regulator for a license to provide international long distance service. Once the license is received, we will have roll-out obligations requiring rapid deployment, and intend to deploy the services as rapidly as possible.

         o Expand Internet Services. We commenced our Internet service provider operations in February 1999 with an initial network capacity to support up to 5,000 subscribers in each of Delhi and Mumbai. As of March 31, 2004, we had approximately 56,000 Internet access subscribers. Our other telephone customers also have access to our network on a per minute basis. We have approximately 700,000 such users. We intend to further increase capacity in each city in fiscal 2005.

         o Enter the Market for Domestic Long Distance Services. We have applied for a license to enter the market for domestic long distance services, which has been opened for competition. We are exploring several options by which we may enter this market, including forming a joint venture with one or more partners.

         o Enhance Value-added Services. We provide our subscribers with value-added services such as call-waiting, call-forwarding, wake-up calls, absent subscriber service and caller identification at no charge or for a nominal fee. We also provide our Intelligent Network services to subscribers, which include our calling card services, a toll-free calling service, a premium rate "0900" number service and a televoting service. We also provide high speed data transmission services using integrated services digital network technology, which allows simultaneous high speed transmission of voice, data and images. We intend to implement asymmetric digital subscriber loop technology in both Delhi and Mumbai. We expect that our value-added service offerings will increase use of our network, enhance overall customer satisfaction and provide new sources of revenue. We plan to expand our intelligent network (IN) platform in both Delhi and Mumbai in the current year. These are for freephone service and other similar applications, which require special routing.

                                BUSINESS OVERVIEW

SERVICES

         Our primary business is providing basic telecommunications services in Delhi and Mumbai, which include:

         o basic fixed-line access (including phone plus facilities) in Mumbai and Delhi;

         o public call offices, which consist of both manned offices where people can make local, long distance and international calls, and coin operated telephone booths;

         o value-added telephone in GSM cellular services such as call-waiting, call-forwarding, wake-up calls, absent subscriber service (informing callers that the subscriber is unavailable) and caller identification, friends & family, night talk, VMS call conference and WAP;

         o phone plus facilities in basic fixed-line such as abbreviated dialing, call transfer, hotline facility, three party conferencing, absentee facility, CLIP facility, call hunting, call alert, morning alarm. These facilities are free;

         o    mobile and fixed-wireless services based on CDMA technology;

         o    high speed data transmission;

         o interconnection with domestic international long distance carriers and with basic and cellular operators in Delhi and Mumbai;

         o    leased line services;

         o    telex; and

         o    Intelligent Network services.

         We also provide:

         o GSM cellular services (including value-added services) in Delhi and Mumbai;

         o    Internet access services; and

         o    Broadband services.

         Basic Access. Our subscribers are provided basic fixed-line access, which consists of installation and provision of basic voice telephony services. Rental charges include maintenance of connections between a subscriber's premises and our network, 60 pulses of calls per month as well as the use of a basic handset (although subscribers may elect to buy their own handset and have their installation charges reduced accordingly).

         Local, Domestic Long Distance and International Calls. We provide local telephone services in Delhi and Mumbai as well as domestic and international long distance through our connectivity with BSNL's domestic long distance network and VSNL's international gateways. We derive revenues from tariffs we collect on local, domestic long distance and international calls that originate on our network. Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls. Usage is measured by pulses, which are time-based units of measure, metered at the relevant exchanges. A set of pulse durations is established for each category of calls (i.e., local, domestic long distance or international long distance), and within each category, pulse durations vary depending on one or more of the following factors: call distance; time of day; type of network on which the call is terminating (i.e., fixed, GSM cellular or CDMA mobile); destination country (for international long distance only); subscriber plan (for local calls only); and whether the call is within a circle or between two different circles (for domestic long distance only). We estimate that, based on recent sample data, local calls constitute approximately 74% of our total pulses, while domestic long distance and international calls constitute approximately 19% and 7% of our pulses, respectively. We are focused on increasing call volumes by promoting use of our value-added services and the use of long distance services. We have received a letter of intent for a license to enter the international long distance service market and intend to launch this service as soon as the license is finalized.

         Public Call Offices. In addition, we provide both coin-operated and franchised public call offices. At March 31, 2004, public call offices accounted for 4.05% of our total access lines in service. The coin-operated public call offices offer only local call service, while the franchised public call offices offer local, domestic long distance and international call services. We pay a commission to the franchisees amounting to 40.0% of the tariffs charged by the franchisee on local calls and 20-30% of the tariffs charged by the franchisee on domestic long distance depending on the number of calls per fortnight and international calls. The franchisees charge the same tariffs we do for these services. For coin-operated public call offices, our tariff for local calls is fixed at Rs.1.00 per pulse, which is lower than our highest rate of Rs.1.20 per pulse charged to our fixed-line customers. We plan to continue to increase the number of public call offices in the future.

         Value-Added and Other Services. We provide our subscribers with value-added services such as:

         o    call-waiting (for free);

         o    voice mail (for free);

         o    call-forwarding (for a monthly charge);

         o    wake-up calls (for a per-call charge);

         o    absent subscriber services (for a monthly charge);

         o    caller identification;

         o    voice mail (for a monthly charge or per message charge);

         o    call conference (for a monthly charge);

         o    WAP (for free);

         o    friends & family (for a monthly charge or per message); and

         o    night talk (for a monthly charge or per message charge)

         These services are available over approximately 95% of our network. We also earn revenues from:

         o the transfer of registration of a telephone connection from one subscriber to another;

         o shifting a subscriber's telephone connection upon a change of address;

         o reconnecting a subscriber's telephone connection that had been disconnected;

         o    operator-assisted calls; and

         o    directory services on CD-ROM.

         We have been introducing our Intelligent Network services over our entire network which, at present, include:

         o    calling card services;

         o    a toll-free calling service;

         o    a premium rate "0900" number service; and

         o    a televoting service.

         GSM Cellular Services. In February 2001, we launched our cellular mobile services using GSM technology (the European and Asian standard for digital cellular telephony) in Delhi and Mumbai under the brand name Dolphin. In 2002 we introduced our prepaid cellular services under the brand name Trump. As of March 31, 2004 we had 360,550 GSM cellular subscribers. We provide national roaming facilities for our GSM cellular customers through the networks of BSNL outside Mumbai and Delhi and international roaming facilities with 45 operators in around 40 countries, and we have established roaming facilities for our customers in a total of around 154 countries. As of March 31, 2004 we had installed networks with a capacity of 225,000 GSM cellular connections in each of Delhi and Mumbai and are currently ready, after completion of testing, to expand the capacity of each of those networks by 400,000 GSM cellular connections.

         CDMA Fixed Wireless and Mobile Services. In May 1997, we began implementing wireless-in-local-loop services using CDMA technology for fixed wireless and mobile operations on a commercially experimental basis with a single exchange and capacity for 1,000 subscribers in Delhi. Wireless-in-local-loop services use wireless links from a local exchange in place of conventional cables. Two types of service are provided. One type employs a handset that is fixed to a subscriber's premises for "fixed wireless" service, while the other employs a mobile telephone for "mobile" or "limited mobility" services.

         We have since upgraded our CDMA equipment and receiving stations and, in October 1999, we opened subscriptions for up to an additional 9,000 CDMA mobile and fixed wireless connections in Delhi and dedicated 40% of these connections for fixed wireless. The capacity was subsequently increased to approximately 150,000 lines in each of Delhi and Mumbai. At March 31, 2004, we had approximately 106,100 operational CDMA mobile connections and approximately 36,000 operational fixed wireless connections. We have awarded contracts to expand our CDMA capacity by an additional 400,000 in each of Delhi and Mumbai. These new connections will employ the more advanced CDMA 2000 1X technology, which can provide subscribers high-speed data transmission capabilities and greater access to value-added services. Our CDMA mobile service offers only limited mobility within Delhi and Mumbai, and currently we are not permitted to offer roaming facilities on this service. If we obtain the newly-available Unified Access License we will be able to offer full mobility.

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

         In November 2003, the government issued guidelines for unified access licensing. We are considering obtaining a Unified Access License that will permit full mobility depending on the financial terms on which such licenses will be available to us.

         Internet Services. We commenced our Internet service provider operations in February 1999 with initial equipment capacity to support up to 5,000 subscribers in each of Delhi and Mumbai. We experienced significant demand for this service and have since expanded our Internet services capacity to support additional subscribers in each of Delhi and Mumbai. We plan to expand our capacity in each city in fiscal 2005. As of March 31, 2004, we provided our Internet services to a total of approximately 56,000 subscribers in Delhi and Mumbai.

         We also enable our customers to access the Internet without having to subscribe for Internet service. They can access the service and later be billed on the basis of calling line identification usage. The number of customers who use this service is much higher than the number of Internet subscribers we have.

         We have formed a subsidiary, Millennium Telecom Limited, which was granted a license to provide Internet access services throughout India for an initial period of 15 years.

         High Speed Data Transmission. We provide narrow-band ISDN services that allow subscribers to send high speed data, make telephone calls with high quality voice transmission and hold desktop video conferences over a single line. In the past, the development of independent networks for a variety of services (such as voice, telex, packet-switched data and leased lines) made each of them relatively expensive. ISDN technology allows a wide range of data services to be made available to the subscriber through a single connection and at a reduced cost. We believe these high speed data transmission products will help us to attract high usage subscribers. We introduced narrow-band ISDN services in August 1996, and, at March 31, 2004, we had approximately 21,000 subscribers to this service. We are currently experiencing increased usage of our ISDN services due to our revision of our tariff structure which determines charges based on the amount of a subscriber's use of this service.

         We also offer data communications services through our packet switched data network. This service allows the transmission of data on standard international data protocols and access via dedicated lines or dial-up facilities. We plan to deploy broadband services on a large scale, based on the ADSL technology. The services will include triple play of video, data and voice. Further, we plan to establish, an MPLS (Multi Protocol Label Switching) based core network to provide VPN (virtual private network) services to corporate users across the country". ADSL means asymmetric digital subscriber loop, a technology that allows combinations of services including voice, data technology and one-way full motion video to be compressed and delivered over existing copper cables. We expect to experience significant demand for these high speed data services from large corporate, financial, media, public service and educational institutions. We have launched the tender process for equipment for our broadband services in Delhi and Mumbai. This equipment will allow users of our broadband services to download data and upload information at high speeds, and to subscribe to services such as video-on-demand, broadcast video, games, etc.

         Interconnection. We connect our network with BSNL and have entered into interconnect agreements with certain other domestic long distance service carriers to provide our customers with domestic long distance service. We connect our network with VSNL and have entered into interconnect agreements with certain other international long distance carriers to provide our customers with international long distance service. We connect our network with the other basic and cellular operators in Mumbai and Delhi to offer our customers comprehensive access in our coverage areas. The terms and conditions of our interconnect arrangements are governed by regulations of the TRAI and interconnect agreements that we have with many of these other operators. The TRAI is also responsible for ensuring technical compatibility among operators. Effective May 1, 2003, under the authority's new interconnection usage charges regulation, interconnect charges have been established for all major types of interconnection based on a "calling party pays" principle. See "--License Fees and Network Utilization/Interconnection Arrangements" and "--Telecommunications Regulation in India."

         Leased Line Services. We provide point-to-point leased line services for local, domestic long distance and international connectivity. Subscribers can use our leased lines to assemble their own private networks between offices within Delhi and Mumbai or together with BSNL, between Delhi and Mumbai and to other Indian cities. Leased line services can be used for voice and data transmission at various bandwidths. In addition, we earn revenues from leasing circuits to cellular operators in Delhi and Mumbai to interconnect their networks to our network. At March 31, 2004, we had approximately 43,000 leased line subscribers. We have experienced increased demand for these services and expect demand to increase further in the near future.

         Telex Service. At March 31, 2004, we had approximately 1,500 telex subscribers. With the expansion and modernization of our network, telex is being replaced by facsimile, currently the most frequently used means of text communication in Delhi and Mumbai. Although we expect to continue to provide telex services in the future, we expect total demand to continue to decline.

RECENTLY INTRODUCED SERVICES

         o We have introduced Internet Broadband services having capacity of 3000 lines using ADSL technology in 8 exchange areas each in Delhi and Mumbai.

         o We have launched Payment Portal website for viewing and payment of telephone bills for PSTN and Garuda telephones.

         o We have introduced SMS based and web-based customers services like Directory Enquiry, STD/ISD Enquiry, Change Number Information, Utility Services Information, Bill details, Booking of complaints, etc. to provide efficient and quick service to the customer.

         o We have launched Bill Presentation System where customers can print bills along with details through Internet.

         o We have introduced Operator Assistance (1501) for sending SMS to subscribers.

         o We have introduced 1500 call service for services like conversion of PSTN line for Internet, registration of Internet Line, provision of ADSL and Phone Plus facility.

         o We have commissioned a "Certification Authority" business under the brand name "MtnlTrustline" with a capacity to issue 500,000 certificates. With this, MTNL has become an important Public Key Infrastructure service provider.

         Technologies and Services under Development. We have begun to offer customers the ability to create VPN's, "virtual private networks." These systems employ user-specific hardware and software to provide high usage subscribers with the functional equivalent of a seamless dedicated private national and international voice and data network. Virtual private network features are similar to multiple-site private networks, but use our network's resources. The economies of scale available from our network, both in switching and transmission, allow virtual private networks to be cost effective compared with private networks. We are expanding managed leased-line networks (MLLN) service in both cities (Delhi and Mumbai) and expect to deploy a core network based on state-of-the-art MPLS/IP technology.

TELECOMMUNICATIONS SERVICES IN OTHER COUNTRIES

         We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships. United Telecom Limited, a joint venture involving us (26.68%), Telecommunications Consultants India Limited (26.66%), VSNL (26.66%) and Nepal Ventures Private Limited (20%), commenced wireless in local loop services as the first private-sector telecommunications operator in Nepal. We have also been awarded licenses to provide basic and international long distance service as well as mobile services in Mauritius. Through a Mauritius subsidiary, we intend to begin the build out of our network there and commence services in the current fiscal year.

TARIFFS AND OTHER CUSTOMER CHARGES

         Fixed-Line Services. Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls. Usage is measured by pulses, which are time-based units of measure, metered at the relevant exchanges. Pulses vary, depending on one or more factors. Local call pulse duration depends upon the type of network on which the call is terminating (i.e., fixed, GSM cellular or CDMA mobile) and the subscriber plan chosen, while domestic long distance call pulse duration depends upon the call distance, time of day, type of network on which the call is terminating and whether the call is within a regional circle or between two circles. International call pulse duration varies depending upon the country of destination. For operator assisted domestic and international calls, a slab system of tariffs applies which differs depending upon the speed at which the call is completed. The subscriber is billed at a fixed price per pulse that depends upon the subscriber plan chosen and usage volume (low usage customers are offered a lower price per pulse). We currently offer several fixed-line plans, tailored to meet the needs of different user profiles. One of the plans is the standard plan, which, under TRAI regulations, we are required to offer all customers and the terms of which the authority establishes.

         For fixed-line services, customers also pay access charges consisting of a one-time refundable security deposit, installation charges and monthly subscription/rental charges.

         We have adopted a policy not to reduce our basic tariffs and related charges unless in a response to tariff reductions by competitors. However, since the 1999 tariff order, the TRAI has in several stages significantly reduced tariffs on domestic and international long distance calls. Effective July 20, 2002, international long distance call rates were reduced by about 40%. Because we retain the remainder of prices of domestic and international long distance calls originating on our network, net of interconnect charges, by lowering long distance rates the tariff reductions have reduced the revenue we receive per call. While these rate reductions have been part of a "rebalancing" effort aimed at reducing cross-subsidization between long distance (historically priced at a premium) and local calls (historically subsidized) by at the same time phasing out subsidization of local calls, the negative impact of the long distance rate reductions have to date outweighed any positive impact of other aspects of the tariff rebalancing effort. Also effective May 1, 2003, as part of its effort to reduce subsidies, the TRAI changed the standard plan that we must offer all customers by increasing monthly rentals for basic services by 12% from Rs. 250 to Rs.280, reduced the local call pulse duration (for calls made to fixed and fixed wireless lines) from three minutes to two minutes and the number of free monthly call pulses.

         GSM Cellular Services. We offer our GSM cellular subscribers in Delhi and Mumbai a choice of several plans, tailored to meet the needs of different user profiles. One of the plans is the standard plan, which, under TRAI regulations, we are required to offer all customers and the terms of which the authority establishes. Generally, in addition to call charges for local and long distance calls, our plans include the following types of charges: refundable, non-interest bearing security deposit; installation charges; monthly rental charges; and airtime charges. Effective February 1, 2004, with the adoption by the TRAI of the interconnection usage charge regulation and the "calling party pays" principle, charges for incoming cellular calls (other than any roaming charges) have been eliminated. In addition, we provide the following value-added services free to all our GSM cellular subscribers:

         o    roaming between Delhi and Mumbai;

         o    call forwarding/divert;

         o    call hold;

         o    call waiting;

         o    caller identification; and

         o    WAP.

         However, airtime charges on use apply to these services. In addition, we offer our GSM cellular subscribers the following value-added services for a fee.

         o    national roaming (for Rs.30 per month);

         o    caller identification (for Rs.50 per month);

         o voice mail (for Rs.100 per month or Rs.2 per minute on message retrieval);

         o    Short Message Service; o charges for outgoing messages - Rs.0.80.

               o    charges for incoming messages - free
               o    charges to other Services/National - Rs.1.00 per message
               o charges to other Services/International - Rs.2.50 per message

         o content-based Short Message Service (Rs.1.00 per message for regular service);

         o    call conference (for Rs.50 per month);

         o friends & family for a maximum of any two local numbers (for Rs.30 per month and local call charges Rs.0.90); and

         o    night talk (for Rs.49 per month and local call charges Rs.0.90)

         In fiscal 2002, we introduced pre-paid GSM cellular services under the brand name "Trump" in Delhi and Mumbai. This market is also highly competitive, with rates changing with market conditions.

         Other Services. For CDMA mobile services, including the use of a CDMA handset, our subscribers are charged a refundable security deposit, a monthly charge and a monthly handset rental, in addition to airtime charges. We have not charged users for incoming calls. We offer our CDMA mobile subscribers a choice of several plans, tailored to meet the needs of different user profiles. One of the plans is the standard plan, which, under TRAI regulations, we are required to offer all customers and the terms of which the authority establishes.

         For access to narrow-band ISDN services, we charge our subscribers a monthly rental and no registration fee. Subscribers can also have primary rate access for an initial fee of Rs.15,000. Usage charges for local, domestic long distance and international calls are the same as for the basic fixed-line telephone.

         Tariffs charged by public telephone operators for telephone usage are at a fixed rate of Rs.1.20 per pulse, with long distance pulse durations varying depending upon the distance, the time of the day and whether it is a holiday. Tariffs for coin payphones are set at a flat rate of Rs.1.00 per call for local calls.

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

LICENSE FEES AND NETWORK UTILIZATION/INTERCONNECTION ARRANGEMENTS

         License Fees and Network Utilization Charges. Under our previous arrangement with the DOT, the license fees for providing basic services was fixed at Rs.900 per access line in service. This arrangement expired on March 31, 2000. In the absence of any new arrangement with the DOT, we continued to pay license fees during fiscal 2001 on the same terms as our previous arrangement. On April 9, 2001, the DOT communicated that the annual license fees will be revised and shall be payable at 12% of adjusted gross revenue from basic telephone service effective from August 1, 1999, as applicable to private operators from that date. On September 5, 2001, the DOT amended its position and indicated that the date from which the revised license fees will be payable will be notified later. However, in the absence of an agreement for payment of license fees and any clarification from DOT to date, we have paid license fees on the revised basis communicated by DOT for fiscal 2002 and 2003. Further, subsequent to the year ended March 31, 2004, in a meeting held between DOT, BSNL and the Company to resolve the ambiguity with respect to license fees and networking charges it was agreed that the license fees were payable at 12% of AGR and networking charges as per TRAI regulations with effect from August 1, 1999. This has resulted in an incremental charge of Rs.3.5 billion in the consolidated statements of income on account of license fee and a benefit of Rs.1.5 billion on account of networking charges for periods up to March 31, 2003.

         Cellular License Fees and Spectrum Allocation Charges. Each Indian cellular service provider operating in top-tier circles, including us, currently pays a cellular license fee of 10% of adjusted gross revenues received from its cellular services plus spectrum charges of 2% of adjusted gross revenues for up to 4.4 MHz of spectrum allocation and 3% of adjusted gross revenues for spectrum allocation of up to 6.2 MHz. License fee has been revised from April 01, 2004 at 10% of adjusted gross revenue.

         Unified Access License. In November 2003, the DOT issued guidelines for Unified Access License which cover within a service area both basic telecommunications services and cellular services. In the Indian context, "basic telecommunications services" or "basic services" include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access. Basic services also include CDMA-based fixed wireless and mobile services (without roaming). We are considering whether to seek a Unified Access License depending on the financial terms on which such license will be available to us.

         New Interconnection Usage Charges Regulation. Effective May 1, 2003, under the TRAI's new interconnection usage charges regulation, and further amended and implemented since February 1, 2004, interconnect charges have been established for all major types of interconnection. Under this regulation, we are entitled to specified interconnection revenues with respect to incoming calls from operators that are linked to our network, and are required to make specified payments in respect of outgoing calls from our network into another operator's network. For this reason, this regulation is said to be based on the "calling party pays" principle. As a result of this regulation, for the first time, we are accruing interconnect fees payable by BSNL in respect of the domestic long distance calls that come into our network from that company's network. In addition, as a result of related tariff changes, we no longer charge cellular or CDMA-based mobile users for incoming calls, as we are now entitled to interconnect payments from the caller's service provider. The terms of all interconnect agreements are subject to the interconnect charges specified in the regulation.

         Network Utilization--Bharat Sanchar Nigam Limited. Under our previous arrangement with BSNL, we paid network utilization charges to that company as a fixed percentage of the amount of usage and other charges billed to our customers for our services. Our network utilization arrangement with BSNL expired on March 31, 2001. For fiscal 2002 the interconnection charges on domestic long distance and international long distance calls were accrued on the basis of the rates payable by other basic service operators in the country, and for fiscal 2003 the interconnection charges on domestic long distance calls were again accrued on the basis of the rates payable by the other basic service operators in the country. Since beginning of fiscal 2003, we have been accruing international long distance calls on the basis of interconnect agreements that we signed with VSNL and others. Since the beginning of fiscal 2004, the Telecommunication Interconnect Usage Charges (IUC) Regulation (2 of 2003) 2003 covers arrangements among Service Providers for Payment of Interconnection Usage Charges for Telecommunication Services, Covering Basic Service which includes WLL(M) Services, Cellular Mobile Service Providers and Long Distance Operators throughout the territory of India.

         We are in the process of negotiating network utilization and domestic long distance agreements with BSNL. We are responsible for collecting payments for calls from our subscribers and bear the risk of non-collection of these charges. Until the May 1, 2003 effectiveness of the interconnection usage charges regulation, we did not receive any payments for calls coming into our network from BSNL's network. We have also signed interconnect agreements with several private-sector domestic long distance service providers, but to date still rely on BSNL for substantially all of our domestic long distance interconnection.

         The following table indicates, on a revenue-sharing basis, how we accrued amounts owed to BSNL for specified business activities in fiscal 2004:

                                                                  SHARES OF REVENUES
                                                               MTNL            BHARAT SANCHAR
                                                                                NIGAM LIMITED
1.    Telephone rental and calls(1)
      (a)   Installation and monthly rental                                100 %       --
      (b)   Local and domestic long distance calls       *As Per IUC regulation
                                                         of TRAI
      (c)   Phonograms (telegrams booked via telephone)                     --        100 %
      (d)   Miscellaneous income(2)                                        100 %       --

2.    Operator-assisted calls                                             66.7 %     33.3 %

3.    Telex
      (a)         Rental                                                   100 %       --
      (b)         Call charges gatex (international telex)                  50 %       50 %
      (c)         Telexograms (telex booked via telephone)                  --        100 %
      (d)         Miscellaneous income(2)                                  100 %       --

4.    Leased line circuits (long distance)                                  10 %       90 %


(1)  Includes revenues from value-added services.

(2) Includes revenues from telephone accessories, reconnection or replacement charges, transfer of a telephone registration from one subscriber to another and shifting a telephone connection for a subscriber.



         In fiscal 2004, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of TRAI's Interconnect Usage Charges Regulation 2003 (1 of 2003) implemented from May 1, 2003 and modified by Interconnect Usage Charges Regulation 2003 (2 of 2003) effective February 1, 2004. For April 2003, these charges were accounted per the earlier arrangement.

         In fiscal 2002 and 2003, the basic service operators paid an access charge of Rs. 0.48 per pulse for domestic long distance calls. This is the rate we accrued charges owed to BSNL for domestic long distance calls that originated on our network. We no longer pay charges to BSNL for local calls in our network but the settlement is in line with the IUC regulation of TRAI.

         In fiscal 2002, the basic service operators paid an access charge of Rs.0.66 per pulse for international long distance calls. This is the rate we accrued charges owed to BSNL for international long distance calls that originated on our network. We did not pay interconnect fees directly to VSNL for international long distance charges prior to fiscal 2003. We now pay the negotiated per minute charge to VSNL for carriage and termination of international calls which varies depending on the country of destination.

         International Long Distance Interconnect Arrangements. In 2002 and 2003, we entered into interconnect agreements with several international long distance carriers, including VSNL. These agreements took effect on April 1, 2002, and as a result, we accrued interconnect charges on international long distance calls on the basis of the agreed rates and no longer make payments to BSNL in respect of international long distance calls originating on our network. These agreements provide for payments by the international long distance operators for incoming calls, in addition to payments by us for outgoing international long distance calls. Although we have signed interconnect agreements with several international long distance carriers, we continue to rely on VSNL for substantially all of our outgoing international long distance traffic.

         Interconnect Arrangements with Other Cellular and Basic Service Providers in Mumbai and Delhi. We have entered into interconnect agreements with the other cellular and basic service providers in Mumbai and Delhi to formalize our network integration with them. In addition to usage-based interconnect charges, each cellular operator in Delhi and Mumbai pays us an annual fee for lines leased from us to connect to our network.

         Customers and Customer Service. We classify our subscribers by use level and estimate that in last two months of fiscal 2004, approximately 19% of our access lines in service accounted for 65% of our call units. The following table sets forth certain information with respect to our subscribers for the final two months of fiscal 2004:

                                                  AVERAGE NUMBER OF        AVERAGE CALL UNITS
                                              SUBSCRIBERS PER SEGMENT AS    PER SEGMENT AS A
                                                A PERCENTAGE OF TOTAL      PERCENTAGE OF ALL
                                                     SUBSCRIBERS             METERED CALLS
 SUBSCRIBER SEGMENTS
 (USE OF PULSES ON A BI-MONTHLY BASIS)
 0-100                                                  23.71                     0.81
 101-500                                                38.61                    15.51
 501-1,000                                              18.46                    18.85
 1,001-2,000                                            11.60                    23.17
 2,001-5,000                                             6.34                    27.21
 Greater than 5,000                                      1.28                     14.8


         Our general marketing strategy is to stimulate demand for telephone services in order to increase average usage and revenue per line in service. We have identified high usage subscribers as "commercially important persons" and are taking initiatives to strengthen our relationship with these individuals. These initiatives include regular visits and conducting surveys to obtain feedback and determine client-specific needs and introduce value-added services tailored to commercially important persons. Also, in certain areas we have constructed a digital local loop network with better quality transmission dedicated for use by commercially important persons. Some of the commercially important persons are also being connected to our network via fiber-in-local-loop technology. We also use print advertising to educate the general public about our telephone services and other value-added services.

         No single subscriber accounted for more than 5% of our revenues in fiscal 2002, 2003 or 2004. Government of India entities in the aggregate constitute the largest user of our services. We deal, however, with the various departments and agencies of the government of India as separate subscribers and the provision of services to any one department or agency does not constitute a material part of our revenue.

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

         Billing is computerized and processing takes place at decentralized bill processing facilities in Delhi and Mumbai for ease of operation and better handling of customer complaints. A subscriber can inquire by an automated telephone service or at one of our customer service centers to determine the amount of his bill. Payment may be made by mail or at a collection center such as a national bank, a customer service center or at a mobile van, which we operate. Payments may also be made under our voluntary deposit scheme, where customers set up an interest bearing deposit with us, or under our electronic clearance system, where payment is directly debited from the subscriber's bank account. We have also introduced a program through which subscribers can pay bills through the Internet or at any of our Tele-mart centers. We allow subscribers to pay bills using a credit card and at the post office, and plan to allow subscribers to pay bills at local merchants and through other mechanisms to improve bill collection and remittance. We have also introduced a co-branded credit card with American Express Bank. Subscribers that give standing instructions for payment of their bills with this card receive a 1.7% discount on their annual billings from us.

     We have developed our billing system jointly with Tata Consultancy Services in Delhi and Mumbai. This billing system is a part of a customized software program known as a "customer service management system." The billing system is an integrated revenue billing system which includes pre-connection and post-connection services, accounting, billing collection and access to subscriber records. Other benefits of this system are one point data capture for all subscribers, increased efficiency and reduction of lead time to process queries. This system enables our staff to handle, at a single point of contact, various activities "on-line such as registration of a new telephone connection, change of address and category, issuance of work orders, issuance of duplicate bills, requests for transfer of telephone for domestic long distance and international connectivity, collection of payments of bills, status of outstanding bills, and monitoring of subscriber complaints.

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

     In order to address subscriber disputes more quickly, we regularly hold telephone "adalats," or courts. These adalats are presided over by our senior management and, although their judgments are non-binding, we have resolved a large number of disputes at these adalats. We also hold "open house" sessions to obtain feedback from subscribers, enabling us to take steps to improve customer service. Our service centers also provide various types of services such as registration for new connections, shifting telephone connections, billing information and collection of bill payments. We have customer service centers in many locations in both Delhi and in Mumbai. Generally, three to five employees provide these services in each center.

INSURANCE

     We maintain comprehensive insurance in the amount of approximately Rs.73 billion for our assets, primarily buildings and equipment and the market value of our inventories. Our insurance is held under policies, which are renewable annually. The majority of our insurance policies are renewed in April of each year. We do not anticipate having any difficulty in renewing our insurance policies and believe our insurance coverage is reasonable and consistent with industry standards in India.

COMPETITION

     One of the primary objectives of the 1999 telecom policy is to encourage competition within India's telecommunications industry. Accordingly, we will encounter increased competition in each of our markets as existing and additional service providers actively seek to penetrate these markets through the introduction of high quality products and services.

     The 1999 telecom policy allows the DOT to license, at its discretion, multiple additional basic and cellular service providers in any service area. Adoption of Unified Access License guidelines in November 2003 facilitates this. Tata Teleservices Limited and Reliance Infocomm Limited are currently competing with us in the market for basic services in both Mumbai and Delhi, and Bharti Infotel Limited is also competing with us in the basic services market in Delhi. All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocom, low-cost CDMA mobile and fixed wireless technology. With approximately 65% of our call units having been derived from approximately 19% of our access lines in service (last two months of fiscal 2004), we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers.

     We experience significant and growing competition in the market for GSM cellular and Internet services. Bharti Cellular Limited and Hutchison Essar Telecom Limited, which offer GSM services under the brand names Airtel and Hutch, respectively, have been servicing the Delhi market since 1995. In Mumbai, Hutchison Max Telecom Limited, which offers GSM service under the brand name Orange, and BPL Mobile Limited have been servicing the cellular market since 1995, and Bharti Cellular commenced cellular operations there in July 2002. All of these service providers enjoy significant penetration in these markets, have established brand names and have more experience operating a cellular network than we do. In addition, the Birla Group, Tata Group and AT&T have combined their cellular operations into one business, Idea Cellular Limited, which has begun operating in the Delhi market, among other places. Cellular operators also face significant competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

     We commenced providing our Internet services in Delhi and Mumbai in February 1999. The competition among Internet service providers throughout India is intense with approximately 189 licenses for providing Internet services issued as of March 31, 2004.

     There has been significant consolidation in the telecommunications industry in India. For example, the Birla Group, the Tata Group and AT&T have combined their interests in GSM cellular operators into one business, and the Tata Group, which controls Tata Teleservices, acquired a controlling interest in India's dominant international long distance carrier, VSNL, and Tata Teleservices has acquired Hughes Tele.com, a basic service provider in Mumbai. We expect the trend toward consolidation to continue, resulting in larger, more diversified competitors in the Indian market.

     Our revenues from international calls are adversely affected by competition from "call-back" services. Call-back services were officially declared illegal by the Ministry of Communications in July 1995. Nevertheless, the volume of international calls made from India through call-back services has continued to grow.

     We have also applied for a license to enter the international long distance business and the regulator has acted by issuing us a letter of intent to license us for that service. We expect to experience significant competition in the international long distance market from VSNL and from private operators such as Bharti Infotel Limited and the Reliance Group, both of whom have announced their intention to enter this market.

     Increased competition has kept and will likely continue to keep downward pressure on prices and has required and will likely continue to require us to increase our capital investment to improve and expand our services. These developments, in turn, have had and may continue to have a negative impact on our profitability. In the tariff order, no minimum tariff levels are specified and service providers have the flexibility to determine the tariff below the maximum levels. Our board of directors has determined not to reduce fixed line tariffs unless such a reduction is in response to a tariff reduction by a competitor. However, the TRAI may prescribe minimum tariffs or prohibit providers from reducing tariffs in response to competition. Additionally, the tariff order prescribes tariffs based on the estimated cost to provide particular services. These estimates and corresponding tariffs may not accurately reflect our actual costs.

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

DEDUCTIBILITY OF LICENSE FEES

     Income Taxes. The Central Income Tax Authority of India has disallowed the license fee paid by the Company to the Department of Telecommunication (DOT) for the years ended March 31, 1995 through March 31, 2002 as a tax deductible expense and has raised a demand for payment of taxes on increased taxable income relating to such expenses.

     The amounts demanded, including interest on account of such disallowance, for the years ended March 31, 1995 to March 31, 2002 are Rs.13,266 million. As of March 31, 2004 we have paid deposits totaling Rs.11,877 million under protest, as part of the appeals process.

     Re-assessment proceedings have also been initiated against us in respect of the above matter for the year ended March 31, 1994, which is currently being litigated by us. However, no additional demand has been made in respect of license fee paid to DOT for the year ended March 31, 1994.

     We have been deducting license fees from our taxable income for income tax purposes. We have received orders from the Income Tax Authority, for the payment of 100% penalty on tax allegedly evaded on license fee disallowance for the year ended March 31, 1996. Penalty proceedings have also been initiated against the company for the years ended March 31, 1997 to March 31, 2002. In December 2000, the appellate authority upheld our appeal and cancelled the penalty for the year ended March 31, 1996. However, the penalty proceedings for the year ended March 31, 1997 to March 31, 2002 have not yet been concluded.

     We have contested all these claims and believe that we have a valid defense to the disallowance of license fees paid to DOT as a tax-deductible expense. During the year, we obtained a favorable decision from the Income tax appellate tribunal with respect to the license fee disallowed for assessment year 1997-1998 and filed a refund claim with income tax authorities on the basis of the said decision. The said decision has not yet been contested by the revenue authorities. We are of the view that the claims will eventually be decided in our favor.

     However, if we are ultimately unsuccessful in our defense we would be required to pay tax including interest amounting to Rs.7,971 million from April 1, 1993 to March 31, 1994 and from April 1, 2001 to March 31, 2004 and penalty amounting to Rs.12,507 million from April 1, 1993 to March 31, 1995 and April 1, 1996 to March 31, 2004 in addition to the Rs.13,266 million demanded. We have not accrued the tax charge on license fee in the financial statements. We will receive interest on the Rs.11,877 million (2003; Rs.8,540 million) deposit paid to the tax authorities if the case is decided in their favor.

SALES TAX

     We have received a demand from the Maharashtra state government for payment of sales tax on certain telecommunications revenues, mainly telephone rental charges, and received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon us. For more information, see "Key Information--Risk Factors--Risks Relating to Our Business."

CONTRIBUTIONS TO GENERAL PROVIDENT FUND

     General Provident Fund is a scheme applicable to our employees who have opted for the Government Pension rules. In the absence of any rules available for deposit of such contribution the amounts have been retained by us pending notification from the Government in this regard.

     The Central Income Tax Authority of India has added to the income of the company the contributions made by the employees towards the General Provident Fund for the year ended March 31, 2001 and 2002, which had been retained by us.

The amount of additional income tax demanded together with interest amounts to Rs.530 million and Rs.636 million for the years ended March 31, 2001 and 2002 respectively. We have deposited Rs.1,166 million (2003; Rs.530 million) under protest to the tax authorities as a part of the appeals process. The same has been included as a part of restricted assets. We believe that we have a valid defense against the addition of such contribution to their taxable income. However, if we are unsuccessful in our defense we would be required to pay tax including interest amounting to Rs.3,725 million on amounts retained from November 1, 1998 (the date of absorption of non executive employees) to March 31, 2004. This will not have any impact on our tax expense except to the extent of interest and penalty, if any.

OTHER DISPUTES

     We have accounted for Rs.6,924 million for interconnection usage charges for the year ended March 31, 2004 payable to BSNL on the basis of Inter Connect Usages Regulations whereas BSNL has raised a bill of Rs.12,165 million for the interconnection usage charges for the calls originating from our network and terminating/transiting at/from BSNL. Our contention is that the claim is not adequately supported by BSNL and hence not accepted by us. We are in the process of reconciling the said claim with BSNL and may be required to pay an additional amount based on the final settlement.

     In the absence of an interconnection agreement, MTNL had provided NLD/ILD access charges for the period ended March 31, 2002 at the rates lower than those demanded by BSNL. Subsequent to the year ended March 31, 2004, in a meeting held between DOT, BSNL and the Company, the rates for NLD calls for the year ended March 31, 2002 were agreed and accordingly the Company has accounted additional liability of Rs.233 million in this regard. The Company may be required to pay ILD access charges amounting to Rs.195 million (2003: Rs.428 million) for the period April 1, 2001 to January 31, 2002 on the settlement of the dispute with BSNL in this regard.

     On April 1, 2004, Precision Electronics Ltd. was awarded Rs.86 million against us in the Arbitral Tribunal of the Indian Council of Arbitration. These claims arise out of a dispute with respect to the calculation of the purchase price of certain optical fiber systems pursuant to purchase orders executed in 1994. We are appealing this award.

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

     We have no subsidiaries which are considered "significant subsidiaries".

                          PROPERTY, PLANT AND EQUIPMENT

INFRASTRUCTURE

     We have invested approximately Rs.97.3 billion for the development of our network since April 1, 1994. We believe that we have created one of the most technologically advanced networks in India. Our network capacity has grown rapidly in the ten-year period ended March 31, 2004 by 2.5 million additional access lines in service.

     We operate entirely separate but similar networks in each of Delhi and Mumbai. Each network comprises a switching and transmission network, which we refer to as our "switching network" and a local loop network. The local loop network principally consists of copper wire based lines, connecting subscribers to the main exchanges or the remote line units. A number of subscribers are connected to the switching network via fiber-optic cable and wireless-in-local-loop technology. The switching network includes the trunk automatic exchanges, which are used for routing domestic long distance and international calls, the main switching exchanges, through which all calls are routed, and remote line units, which are connected to the main exchanges. The local loop network comprises all connections between the main exchanges or the remote line units and the subscriber. Subscribers are either connected directly to the main exchanges or, depending upon the distance from the main exchanges, via remote line units. All domestic long distance traffic, including traffic between Delhi and Mumbai, is routed through BSNL's network.

SWITCHING EQUIPMENT

     All of our exchanges are fully automated and our switching capacity is 100% digital. Our switching network consisted of 329 nodes in Delhi and 183 nodes in Mumbai as of March 31, 2004. Each node consists of either one or more remote line units or exchanges, or a combination of the two. Each node has a capacity of between 1,000 and 100,000 lines.

     At March 31, 2004, there were 98 main exchanges and 231 remote line units in Delhi and 82 main exchanges and 101 remote line units in Mumbai. Because one or more main exchanges in each node are connected to one or more main exchanges in every other node, traffic is routed in a "mesh" configuration. We have also installed high capacity tandem switches in Delhi and Mumbai to more efficiently route traffic between exchanges. A majority of calls to our main exchanges are now being routed through the tandem switch to another node. This has resulted in a more integrated network and has reduced the amount of capital expenditure required to install additional capacity in our switching network.

     Each node is connected to each trunk automatic exchange. Interconnection to basic service providers, private cellular operators and Internet service providers is provided by dedicated access to the main exchanges or tandem switches. Our entire switching network is connected by fiber optic links.

OVERVIEW OF OUR NETWORK

                                                                          AT MARCH 31,
                                                          2000      2001      2002     2003    2004
     Delhi
     Access lines in service (access lines in service)    1,818     1,980     2,065    2,155   2,003
     (thousands)
     Equipped capacity (thousands) (1)                    2,124     2,429     2,775    2,967   3,154
     Number of exchanges:
     TAXs (2)                                                 3         3         3        4       4
     Main exchanges and RLUs (3)                            192       203       251      309     329
     Digital lines (thousands) (1)                        2,065     2,429     2,775    2,967   3,154
     Digitalization rate (4)                              97.2%      100%      100%     100%    100%

     Mumbai
     Access lines in service (access lines in service)    2,213     2,353     2,431    2,445   2,408
     (thousands)
     Equipped capacity (thousands) (1)                    2,515     2,692     2,876    2,886   2,806
     Number of exchanges:
     TAXs (2)                                                 4         4         4        4       4
     Main exchanges and RLUs (3)                            148       162       180      183     183
     Digital lines (in thousands) (1)                     2,492     2,692     2,876    2,886   2,806
     Digitalization rate (4)                              99.0%      100%      100%     100%    100%

----------

(1)  Represents lines that are connected to digital switches.

(2) TAX means trunk automatic exchange, a switch that routes calls to BSNL's domestic fixed-line network and VSNL's international gateways.

(3) RLU means remote line units, which are switches that connect a subscriber to the main exchange.

(4)  Percentage of total equipped capacity that consists of digital lines.


     Our modernization and expansion program has been funded primarily from cash flow from operations. During the ten-year period ended March 31, 2004, we invested a total of approximately Rs.97.3 billion in network expansion and modernization, primarily by the addition of access lines in service and digitalization of the switching network.

TRANSMISSION

     Our transmission network consists largely of plesiochronous digital hierarchy, or PDH, and synchronous digital hierarchy, or SDH, optical fiber. PDH and SDH are transmission standards for digital signal transmission. We plan to continue to deploy SDH optical fiber and synchronous transfer mode terminals to improve network efficiency. We also plan to deploy wave length division multiplexing, or WDM, technology to further increase the capacity of our transmission network. WDM is the next generation standard for digital signal transmission.

ACCESS NETWORK

     We construct our access network with copper cable which is extended to distribution points to terminate connections. We have commenced deploying five pair underground cable into subscribers' premises where an internal distribution point is installed. We believe this access network will reduce the number of telephone poles and improve reliability of the service.

     We have also implemented fiber-to-the-curb/building access and offer increased bandwidth for business and high usage subscribers.
Fiber-to-the-curb/building is also intended to supplement existing copper wire with optic fiber. We have provided digital loop carriers, or DLCs, for this purpose. In fiscal 2004, we added 122 access terminals in our network.

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

                                            YEAR ENDED MARCH 31,
                                  1986     2000   2001   2002   2003    2004
                                (INCEPTION)
     Fault rate/100 (1)
     Telephones/month:
     Delhi                        34.9     30.3   20.0   21.4   18.7    12.3
     Mumbai                       21.2     13.3   11.0   11.8    9.8     8.8
     Call completion rate (2)
     Delhi
     Local calls                  77.3%    44.0   50.2   51.0   52.25   57.0
     Domestic long distance       30.0%    31.8   39.5   41.07  28.0    28.0
     calls
     Mumbai
     Local calls                  93.0%    52.6   58.3   58.15  58.0    50.3
     Domestic long distance       23.9%    37.2   45.0   45.9   33.94   36.6
     calls

----------

(1) The fault rate is calculated by dividing the total number of verified customer complaints of malfunctioning telephone equipment and services by the total number of access lines in service and multiplying the result by 100.

(2) For dates covering years after 1986, the call completion rate was measured on the basis of actual calls completed. Call completion rates measured on this basis are lower than if measured on a free-to-free test basis since calls that are not answered because the recipient's line is engaged or where the network cannot complete the call because of congestion are deemed incomplete. Call completion rates measured on different bases are not comparable.



SUPPLIERS

     In carrying out our development program, we have used a core group of international equipment suppliers to purchase key switching equipment in order to maintain technological compatibility while simultaneously decreasing dependence on any one vendor. We believe that we have developed stable relationships with our suppliers.

DEVELOPMENT ACTIVITIES

     Development activities are carried out by a planning group in each of the Delhi and Mumbai operations, with overall planning activity coordinated at the corporate office in Delhi. The main focus of each planning group is the expansion of existing services, the development of new services and the introduction of new technologies that are tested for their reliability, compliance with internal and DOT technical specifications and compatibility with our network.

GSM CELLULAR AND CDMA NETWORKS

     In order to build out our GSM cellular service infrastructure, we have purchased, on an installed turn-key basis, mobile switching centers and mobile base stations. We have had to upgrade and modify our customer service and support operations to support these services and have incurred additional costs in the form of rent for the placement of base stations, employee training expenses and other operating and installation costs. In fiscal 2004, we have installed infrastructure providing for an additional 400,000 GSM cellular connections in each of Mumbai and Delhi, to be deployed upon completion of testing.

     We have similarly built out our CDMA network through purchases, on an installed turn-key basis, of wireless base stations and associated network elements. We have incurred other expenditures related to the establishment and operation of our CDMA wireless in local loop network. We have awarded contracts for infrastructure providing for an additional 400,000 connections in each of Mumbai and Delhi employing the more advanced CDMA 2000 1X technology, which can provide subscribers high-speed data transmission capabilities and greater access to value-added services. We are expecting deployment of these connections by December 2004. Our CDMA network supports both CDMA fixed wireless services and CDMA mobile services, and a CDMA connection can be employed for either service.

NETWORK MODERNIZATION

     We have historically planned our capital expenditures on five-year programs that are subject to approval by the DOT and the Planning Commission of the Indian government. The Ninth MTNL Plan was the five-year investment plan covering the period from April 1, 1997 to March 31, 2002, and the Tenth MTNL Plan covers the five-year period from April 1, 2002 to March 31, 2007. Generally, five-year plan investment targets are much higher than actual investment levels. Additionally, rapid changes in communications technology and customer preferences render detailed investment planning for five years impossible.

     Our current estimate for capital expenditures for fiscal 2005 is Rs.21.6 billion; however, based on our experience in past years, we expect that the actual amount of capital expenditures for the year will be less than our estimate. Our estimate does not include amounts that we may spend to enter the market for international long distance service.

     The following table shows our network-related capital expenditures for the periods indicated.

                                                                  (RS. IN MILLIONS)
                                                                 YEAR ENDED MARCH 31,
                                                              2002        2003          2004
     Local switching and access lines (including CDMA)/
     Transmission/Network Modernization/Expansion
     Abroad                                                  9,024       8,507         7,227

     Information technology                                    301         132            98
     Land, buildings and vehicles                              810       1,169         1,511
     Build-out of GSM cellular networks                        200         731           824

     Total                                                  10,335      10,539         9,660



     We have funded our recent capital expenditures to the extent incurred, and intend to fund the remaining capital expenditures, primarily from cash flow from operations and existing cash balances. Our capital expenditures may be higher as we introduce international long distance service, if demand for our GSM cellular service or CDMA-based mobile service is higher than anticipated or if we otherwise enter new markets or provide additional services.

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

     In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to us by an order of the government of India and a deed of sale. Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the DOT transferred by the government of India to us has been executed but has not been registered with the appropriate authorities. The formal transfer deed and the physical delivery of possession of the DOT's non-real estate assets has resulted in the transfer of these non-real estate assets of the DOT to us in Delhi and Mumbai. We believe that our use of these properties is not affected by the fact that this deed has not been registered with the appropriate authorities.

     Indian law requires payment of stamp duty (at rates which vary among states) on instruments which effect transfer of title to real estate or in respect of leases of real estate. Applicable stamp duty has not been paid in respect of any of the properties acquired or leased by us. Accordingly, we may be liable for stamp duty and related penalties if a deed is executed by us in the future under the applicable rates of stamp duty and penalty payable in the state where the property is located (other than with respect to the DOT properties acquired from the government of India as at March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by us from the government of India as at March 30, 1987 are to be borne by the government of India. We have been advised by our counsel that although we have valid possession to all of the property, including the risks and rewards of ownership and title, to enable us to perfect and thereby acquire marketable title to real property in our possession, we would need to have relevant documents relating to transfer or lease of real property duly stamped and registered. In preparing our financial statements, the provision for this stamp duty has been made on a best estimate basis.

                     TELECOMMUNICATIONS REGULATION IN INDIA

THE TELECOM REGULATORY AUTHORITY OF INDIA

     In March 1997, the Indian government established the TRAI, an independent regulatory authority under the provisions of the Telecom Regulatory Authority of India Act. The TRAI is an autonomous body comprised of a chairperson and not more than two full-time members and not more than two part-time members appointed by the Central government, and has primary responsibility for:

     o making non-binding recommendations to the DOT, either at the request of the DOT or on its own, as to:

     o the need for and the timing of the introduction of new service providers;

     o the terms and conditions of licenses to new or existing service providers;

     o    revocation of existing licenses for non-compliance

     o measures to facilitate competition and promote efficiency to facilitate growth in the industry;

     o technology and equipment improvements in providers' infrastructures and in the industry generally;

     o    ensuring compliance of providers with license terms;

     o determining the terms and conditions of interconnection between providers;

     o    ensuring technical compatibility between providers;

     o    regulating revenue sharing between providers;

     o establishing quality standards and ensuring compliance through periodic reviews of providers; and

     o determining time schedules pursuant to which providers will establish inter-connection between their networks.

     The TRAI also has the authority to, from time to time, set the rates at which domestic and international telecommunications services are provided in India. The TRAI does not have authority to grant licenses to service providers or renew licenses (those functions remain with the DOT). The TRAI, however, has the power to:

     o call upon service providers to furnish information relating to their operations;

     o    appoint persons to make official inquiries;

     o    inspect books, and

     o issue directions to service providers to ensure their proper functioning.

     Failure to follow TRAI directives may lead to the imposition of fines.

     The TRAI had previously acted in both a regulatory and an adjudicatory role. The Indian government has amended the provisions of the Telecom Regulatory Authority of India Act providing a separate adjudicative body called the Telecom Disputes Settlement and Appellate Tribunal, also known as the Appellate Tribunal, to adjudicate disputes between

     o    a licensor (i.e., the DOT) and a licensee;

     o    two or more service providers; and

     o    between a service provider and consumer advocacy groups.

     Additionally, the government of India, any Indian state or local government or any person may apply to the Appellate Tribunal for adjudication of any of the disputes listed above or appeal any order of the TRAI to the Appellate Tribunal.

UNIFIED LICENSE

     In July 2003, the TRAI issued a consultation paper on, among other things, introduction of a unified telecommunications license, under which it would be possible for a telecommunications service provider to provide both basic services and cellular services. The consultation paper also addresses the possibility of licensing the provision of international and national long distance services and internet services under this one unified license.

     On October 27, 2003, the TRAI recommended that considering the vision of the government of India through various policies (e.g., NTP94, NTP99, Convergence Bill), technological development, market trends, international trends, the need to accelerate growth of telephone density, public interest and for the proper conduct of the Service/telegraphs, it is recommended that within six months "Unified Licensing" regime should be initiated for all services covering all geographical areas using any technology.

     On November 15, 2003, the TRAI's recommendations on unified licensing were accepted by the Government of India. They provide for implementing Unified Licensing for all telecom services within a time bound manner, starting with Unified Access Licensing. Based upon the TRAI's recommendations, the DOT has issued guidelines for Unified Access (Basic and Cellular) Service License through their letter No.808-26/2003-VAS dated November 11, 2003.

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

     In addition, the 1999 telecom policy provides that either the DOT (now operating through BSNL) or Mahanagar Telephone Nigam Limited may be licensed as an additional cellular operator in any service area it wishes to enter. Additional cellular service operators may be licensed in the future, based on the recommendation of the TRAI, following its ongoing review (to occur at a minimum of at least once every two years) of frequency spectrum utilization by existing providers, the optimal use of available spectrum and the requirements of the market, competition and the public interest.

     Further, the 1999 telecom policy states that competition in the international long distance market will be reviewed by 2004 and VSNL would no longer have monopoly in this field. Subsequently, the Indian government announced that this market will be opened for competition beginning April 1, 2002. Licenses have recently been granted to a few companies like the Reliance Infocomm Limited, Bharti Infotel Limited, Data Access (India) Limited and BSNL for provision of international long distance services. We have obtained a letter of intent from the DOT for, and complied with various formalities to obtain, such a license and intend to deploy this service as soon as the license is issued.

     The 1999 telecom policy states that the Indian telecommunications industry must expand at a significantly greater pace and the Indian government must liberalize regulation commensurate with worldwide trends in order for the Indian telecommunications industry to fully develop in terms of technology, services, quality and market penetration. As the teledensity has reached a level of 7% in India, the industry has achieved a major requirement of the country in terms of policy objectives.

     The TRAI has issued the IUC regulation 2 of 2003, dated October 29, 2003. The IUC Regulation (2 of 2003) covers arrangements among service providers for payment of Interconnection Usage Charges for Telecommunication Services, covering Basic Service, which includes WLL (M) services, Cellular Mobile Service Providers and Long Distance Operators throughout the territory of India.

     The recommendations of the 1999 telecom policy, and certain important subsequent developments, are as follows:

BASIC SERVICES, INCLUDING CDMA-BASED FIXED WIRELESS AND MOBILE SERVICES

     The 1999 telecom policy permits direct interconnectivity between basic service providers and any other type of service provider (including another basic service provider or a cellular service provider) in their areas of operation and sharing of infrastructure with any type of service provider. It allows the basic service providers to directly interconnect with VSNL after the opening up of national long distance service from January 1, 2000. The basic service providers have been permitted to utilize last mile linkages or transmission links within its service area made available by other service providers.

     In accordance with the 1999 telecom policy, the TRAI undertook a review of interconnectivity between providers in different service areas. In July 2002 the authority adopted a reference interconnect offer regulation which includes the model reference interconnect offer/draft agreement and the reference interconnect offer guidelines. Pursuant to this, service providers are permitted to interconnect with other service providers on the basis that they shall not discriminate as to the terms and conditions offered to different service providers. Effective May 1, 2003, the authority implemented a regulation providing a complete set of interconnect usage charges. The regulation adopts a calling party pays principle, so that the operator responsible for origination of a call bears liability for payment of the interconnect fees for transmission and/or termination.

     In January 2001 the DOT issued guidelines for basic services, including provisions for wireless access systems limited within the local area. In April 2001, the Indian government announced that all basic licensees, including us, may offer wireless-in-local loop services under their basic service licenses.

CELLULAR SERVICE

     The 1999 telecom policy also provides for greater competition among cellular service providers. The government of India proposes to review spectrum utilization from time to time in view of emerging spectrum availability, optimal use of spectrum, market requirements, competition and the public interest. The TRAI will provide recommendations to the government of India with respect to new licenses at least every two years.

     The 1999 telecom policy permits direct interconnectivity between licensed cellular service providers and any other type of service provider (including another cellular service provider) in their area of operation including sharing of infrastructure with any other type of service provider. The cellular service providers have been allowed to directly interconnect with the VSNL after opening of national long distance from January 1, 2000. Interconnectivity between service providers in different service areas is now governed by the July 2002 reference interconnect offer regulation and the May 2003 interconnection usage charges regulation. With the interconnection usage charges regulation and related tariff changes, the TRAI introduced the calling party pays principle, resulting in the elimination of customer charges (other than roaming charges) for incoming cellular calls.

UNIFIED ACCESS LICENSE

     In November 2003, the DOT issued guidelines for the Unified Access (Basic and Cellular) Services License; which permit the provision of both basic and cellular services (with mobility) within a service area.

DOMESTIC LONG DISTANCE

     On August 13, 2000, the Indian government published guidelines for the liberalization of the domestic long distance market subsequent to which applications were received for domestic long distance licenses. The Bharti Group and Reliance Group have been awarded domestic long distance licenses. These guidelines do not restrict the number of new entrants into this market, but entrants must satisfy a number of requirements.

     In addition, entrants into the domestic long distance market must pay a one time entry fee of Rs.1 billion and provide bank guarantees of Rs.4 billion which will be refunded upon completion of their network obligations.

INTERNATIONAL LONG DISTANCE

     The Indian government has recently issued licenses to several private sector companies for the provision of international long distance services. In addition, the Tata Group, which controls Tata Teleservices, acquired a controlling interest in VSNL, which had been government-controlled.

     On our application, the government of India has issued us a letter of intent for an international Long Distance Service License. We have submitted our papers and required Bank Guarantee in this regard and the license is likely to be issued in the near future. We have already planned to start providing ILD services at the earliest opportunity.

INTERNET POLICY

     In November 1998, the government of India announced a new Internet policy, which aims to increase the usage of the Internet by allowing private Internet service providers:

     o    foreign ownership not exceeding 49%;

     o    a license fee moratorium for the first five years;

     o    the autonomy to fix tariffs;

     o    direct interconnectivity between any two Internet service providers;

     o to set up international gateways for Internet access after obtaining the necessary security clearances; and

     o to offer "last mile" linkages within local areas either by optical fiber cable or radio communications after obtaining the necessary approvals.

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

     We believe that as of March 31, 2004 there were approximately 189 licenses for providing Internet services issued in India.

THE TARIFF ORDER

     Effective May 1, 1999, the TRAI implemented The Telecommunications Tariff Order 1999. The intention of the tariff order was to protect consumers by aligning tariffs that telecommunications providers may charge for the service provided while ensuring the commercial viability of the various service providers and so encouraging the expansion of the Indian telecommunications industry. This "rebalancing" of tariffs is to take place in stages. The first stage of tariff rebalancing in May 1999 reduced the charge per pulse from Rs.1.40 to Rs.1.20, decreased local call pulse durations from five to three minutes (effectively increasing local call charges), increased domestic and international call pulse durations (effectively reducing domestic long distance and international call charges) and increased monthly line rental rates for subscribers that generate more than 200 pulses per month from Rs.190 to Rs.250. The second stage of tariff rebalance further reduced domestic long distance and international call charges effective October 1, 2000 and increased monthly line rental rates to Rs.250 for all subscribers effective February 1, 2001. Domestic long distance call charges were further reduced significantly with effect from January 14, 2002, March 7, 2003 and May 1, 2004, and international long distance call charges were subject to further significant reduction with effect from July 20, 2002, October 21, 2003 and April 10, 2004. Effective May 1, 2003, as part of its effort to balance the effects of prior tariff reductions, the TRAI changed the standard plan that we must offer all customers by increasing monthly rentals for basic services from Rs. 250 to Rs.280, reduced the local call pulse duration (for calls made to fixed and fixed wireless lines) from three minutes to two minutes and the number of free monthly call pulses.

     The TRAI has issued the Telecommunication Tariff (28 amendments) (5 of
2003) dated July 5, 2003.

     A tariff plan once offered by an Access Provider shall be available to a subscriber for a minimum period of 6 months from the date of enrollment of the subscriber to that tariff plan.

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

     The tariff order prescribes a reporting requirement such that a service provider must report any change in tariff to the TRAI within seven days from implementation.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with the "Selected Financial and Operating Data" and our consolidated financial statements and the related notes, which appear elsewhere in this report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

                                OPERATING RESULTS

OVERVIEW

     A number of recent developments have significantly affected our results of operations. These developments and a number of potential developments may affect our results of operations, liquidity, capital resources and capital expenditures in future periods. Recent developments include:

     o recent regulatory changes such as the May 1999 tariff order and several further reductions in long distance call charges;

     o adoption of the comprehensive interconnection usage charges regulation based on the calling party pays principle, with effect from May 1, 2003;

     o our expansion into new businesses such as providing cellular and CDMA-based fixed wireless and mobile services and the rapid introduction by several other operators of low-cost CDMA-based technologies that can be used for both fixed wireless and mobile services;

     o    growing competition;

     o    our expansion into foreign markets - to date Nepal and Mauritius;

     o new interconnect arrangements with international long distance carriers, including revenue sharing on incoming calls;

     o    industry consolidation;

     o    our investment programs to expand and modernize our network; and

     o revised basis of calculation of license fee and networking charges with effect from April 1, 2001.

     Potential future developments include:

     o increased competition from basic and cellular operators, including the continued rapid introduction by several operators of low-cost CDMA-based technologies that can be used for both fixed wireless and mobile services;

     o    continued consolidation in the industry;

     o further rate reductions as a result of intensifying competition or tariff reductions;

     o    new interconnect agreements, including with BSNL;

     o license fee revisions, including revisions that may be applied retroactively;

     o    our procuring a unified license regime;

     o    possible direct or reverse merger with BSNL;

     o    the implementation of voluntary retirement schemes for our employees;

     o requirement to pay sales tax on certain revenues, including historical revenues;

     o    transfer of our trunk auto exchanges to BSNL on the directions of DOT;
          and

     o    further regulatory changes.

     Our future results of operations are also likely to be affected by macroeconomic trends such as the rate of growth of the Indian economy, particularly in Delhi and Mumbai, and the introduction of new technologies and products by our competitors and us. Many of these factors are beyond our control.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Up to the fiscal year ending March 31, 2003 we prepared our consolidated financial statements in accordance with IAS reconciled to US GAAP. For fiscal year 2004, we have prepared the consolidated financial statements in accordance with US GAAP, and accordingly the financial statements for each of the years ended March 31, 2002, March 31, 2003 and March 31, 2004 are so presented.

     Our accounting policies are described in Note 2 of the Notes to our consolidated financial statements. Our consolidated financial statements which are part of this Annual Report are prepared in conformity with US GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

     Recognition of Revenues. Revenues include amounts invoiced for call revenue, fixed monthly rental charges, roaming charges, activation fees, internet services, access and interconnection revenue and fees for value added services ('VAS').

     Revenues for fixed line and cellular telephonic services are recognized based upon metered call units (MCU) of traffic processed. Rental revenues and leased circuits rentals are recognized based upon contracted fees schedule. Revenues from internet services are recognized based on usage by subscribers.

     Revenues associated with access and interconnection for usage of the Company's telephone network by other operators for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by TRAI. TRAI regulation specifies per minute rates for metered call units (MCU) of traffic terminated on the Company's network.

     Revenues are shown net of service tax and applicable discounts and allowance.

     Unbilled receivables represent revenues recognized in respect of services provided from the last bill cycle date to the end of the year. These are billed in subsequent periods as per the terms of the billing plans.

     Amounts charged for the new connection given to existing and new customers are deferred and released to the consolidated income statements over the average life of the customer relationship. In addition to amount so deferred, deferred revenue includes amounts billed in advance for services to be rendered.

     A significant portion of our revenue is derived from interconnect and access charges for calls terminating at our network. The related rules and telecommunication industry related policies are framed and determined by the Government of India through its departments and regulatory authorities such as DOT and TRAI. Since, interconnect and access charges are presently governed by IUC regime, the Company has not entered into separate agreements with certain other operators. Any subsequent amendment to the presently applicable guidelines with retrospective effect relating to tariff and interconnect/access charges will impact our revenues significantly.

     License Fees. We are paying license fee and spectrum charges to DOT in accordance with conditions governing license fee for Basic Telephone Service and Cellular Telephone Service prescribed by DOT under the Revenues Sharing Regime, whereby license fee is computed at a specified percentage of adjusted gross revenue. The license fee is expensed as incurred.

     In view of the uncertain political environment and the fact that the license fee is determined on the basis of guidelines prescribed by regulatory authorities, the license fees is subject to change in the event any of these guidelines are modified subsequently with retrospective effect.

     Network Charges. Charges associated with access to and interconnection to other operators' network by the Company for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by TRAI, where applicable, and in accordance with the terms of agreements entered into with other operators. TRAI regulation specifies per minute charges for metered call units (MCU) of traffic terminated on the other operators' network.

     In view of the uncertain political environment and the fact that the network charges are determined on the basis of guidelines prescribed by regulatory authorities, the network charges are subject to change in the event any of these guidelines are modified subsequently with retrospective effect.

     Pension and Other Retirement Benefits. We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines. In addition, we also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences and the fact we have not invested pension and other retirement benefit funds to cover retirement liability may result in a significant impact to the amount of pension and other retirement benefit expense recorded by us.

     Income Taxes. In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted. Based on management's judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

     Legal Contingencies. We are currently involved in certain legal proceedings and have accounted for contingencies in accordance with Statement of Financial Accounting Standard (SFAS) No. 5, "Accounting for Contingencies." SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

     Allowance for Accounts Receivable. We estimate the amount of uncollectible receivables each period and establish an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the creditworthiness of customers, and other relevant information. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known.

REVENUE

     We derive a substantial portion of our revenue from local, domestic long distance and international calls that originate on our network and from telephone rentals. We realize revenue in the form of installation charges, ongoing subscription/rental charges and usage charges. We also derive revenues from providing Internet services, our Intelligent Network services, public call office or public payphone services, interconnection with basic service, long distance service and cellular operators, narrow-band ISDN services, leased-line services, telex services, GSM cellular services in Delhi and Mumbai, those value-added services for which we charge a fee and, since December 2001, CDMA-based mobile and fixed wireless services in Delhi and in Mumbai.

     We only began receiving interconnect payments in respect of incoming international long distance calls since April 1, 2002, when several interconnect agreements, including our agreement with VSNL, took effect. In fiscal 2004, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of TRAI's Interconnect Usage Charges Regulation 2003 (1 of 2003) implemented from May 1, 2003 and modified by Interconnect Usage Charges Regulation 2003 (2 of 2003) effective February 1, 2004. For April 2003, these charges were accounted per the earlier arrangement. Call revenue is generally a function of the number of access lines in service, the volume of traffic carried and the level of call charges. Telephone and other rental revenue is a function of the number of access lines in service and the rental tariffs we charge. Public call office revenue is driven by the number of MTNL public call offices, the volume of traffic carried and the level of call charges. Interconnect revenue is a function of the contractual and legal/regulatory rates prescribed for interconnection and the level of call volumes originating from sources that pay interconnect fees. From March 31, 2000 to March 31, 2004 growth in our call office revenue, telephone and other rentals and public call revenue was driven primarily by growth in the number of access lines in service, the increased rental per line with effect from February 1, 2001, and the number of public call offices in operation. While the volume of traffic we have been carrying has been increasing, the increase in certain periods has been more than offset by declining tariffs. Growth in interconnect revenue was driven primarily by growth in the number of access lines in service and the volume of traffic coming into our network.

     The May 1999 tariff order provided for a "rebalancing" of tariffs in stages to reduce subsidization of local calls by long distance users. The first stage of tariff rebalancing in May 1999 reduced the charge per pulse from Rs.1.40 to Rs.1.20, decreased local call pulse durations from five to three minutes (effectively increasing local call charges), increased domestic and international call pulse durations (effectively reducing domestic long distance and international call charges) and increased monthly line rental rates for subscribers that generate more than 200 pulses per month from Rs.190 to Rs.250. The second stage of tariff rebalancing further reduced domestic long distance and international call charges effective October 1, 2000 and increased monthly line rental rates to Rs.250 for all subscribers effective February 1, 2001. Domestic long distance call charges were further reduced significantly with effect from January 14, 2002, March 7, 2003 and May 1, 2004, and international long distance call charges were subject to further significant reduction with effect from July 20, 2002, October 21, 2003 and April 10, 2004. Primarily as a result of these tariff reductions, excluding termination revenues, our average revenue per access line in service has been declining. Any further tariff rebalancing may result in lower call charges, particularly for domestic long distance and international calls, which might be offset by an increase in rental tariffs. We are not able to assess at this time the full long-term impact that the tariff order will have on subscriber calling patterns or on revenues. As competition intensifies, we expect call charges will likely decline and, to the extent that call volumes do not increase as a result of lower call charges, excluding termination revenues, our revenue per access line in service may continue to decline.

     We expect that call revenue and revenue from public call offices will decline as a percentage of total revenue as demand for our other products and services, particularly our GSM cellular services, increases and if rental charges increase as a result of further tariff rebalancing.

COST OF REVENUES

     Our operating costs include staff costs, license fees and network utilization charges, depreciation expenses, maintenance costs and commissions paid to public call office franchise operators.

     Staff costs. In general, employees receive a base salary and salary-related housing and other allowances, productivity-based incentive payments and certain benefits, including a pension/gratuity plan, medical benefits for themselves and certain members of their immediate families and post-retirement medical benefits for retired employees. The increase in our staff costs was primarily due to the enhancement of post-retirement medical benefits and an increase in retirement benefit charges on account of a fall in the discount rate used to value our post retirement obligations to employees. This is in line with the general fall in interest rates in the economy over the same period. The increase is also attributable to a rise in average pay as a result of a rise in annual increments and accrual of cost for executives who have opted to become our employees on higher revised pay and also due to charge on absorption of Group B employees (executive employees) into the company with retroactive effect from October 1, 2000.

     In fiscal 2000, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the department and accept employment with us effective November 1998 Under the option given to them for pension benefits, our absorbed employees could opt to retain pension benefits in accordance with the Central government pension rules or in accordance with our retirement rules which are applicable to our directly recruited employees, and opt to draw pro rata monthly pension until their absorption. Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees. In August/September 2002, the DOT indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT. However, the terms of such payments are in the process of finalization. Once these terms are finalized and the payments are made to DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India. We do not expect that the amount that would eventually be payable by us to the DOT would be higher than the liability outstanding in respect of our post-retirement obligations as at the end of fiscal 2004.

     Approximately 97% of our executive employees have accepted absorption into our company and are now our direct employees. These employees are entitled to certain pension and gratuity benefits from the government of India.

     We have finalized a new compensation structure for our executive employees. The new structure provides for higher salaries and benefits for our executive employees. We have been provisioning for the increased costs associated with this and in 2004 for significant related charges.

     As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies that, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees. Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages. Our board of directors has approved a voluntary retirement scheme for certain categories of our employees. This scheme remains in abeyance and has not been implemented.

     License fees and network utilization charges. Under our previous arrangement with the DOT, the license fee for providing basic services was fixed at Rs.900 per access line in service. This arrangement expired on March 31, 2000. In the absence of any new arrangement with the DOT, we continued to pay license fees during fiscal 2001 on the same terms as our previous arrangement. On April 9, 2001, the DOT communicated that the annual license fee will be revised and shall be payable at 12% of adjusted gross revenue from basic telephone service effective from August 1, 1999, as applicable to private operators from that date. On September 5, 2001, the DOT amended its position and indicated that the date from which the revised license fees will be payable will be notified later. Accordingly, the Company paid license fees based on the earlier arrangement up to the year ended March 31, 2001 and on the revised basis from April 1, 2001 onwards. Subsequent to the year ended March 31, 2004 in a meeting with DOT it has been agreed that the license fee is payable at 12% of the adjusted gross revenue with effect from August 1, 1999 and the charges for the same have been accrued in the year ended March 31, 2004. Under our previous arrangement with BSNL, we paid network utilization charges to BSNL as a fixed percentage of the amount of usage and other charges billed to our customers for our services. Our network utilization arrangement with BSNL expired on March 31, 2001. To date no agreement for networking charges has been entered into which determines the basis of revenue sharing for incoming or outgoing domestic long distance or subscriber trunk dialing calls through interconnection with BSNL's network. In absence of the same, for fiscal 2003, the interconnection charges on domestic long distance calls have been accrued on the basis of the rates that were payable by other basic service operators in the country. We are in the process of finalizing a new agreement with BSNL.

     In fiscal 2004, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of TRAI's Interconnect Usage Charges Regulation 2003 (1 of 2003) implemented from May 1, 2003 and modified by Interconnect Usage Charges Regulation 2003 (2 of 2003) effective February 1, 2004. For April 2003, these charges were accounted per the earlier arrangement.

     Until the end of fiscal 2002, all outgoing international long distance calls originating from our network were subject to interconnection fees payable to BSNL, and we received no revenue from incoming international long distance calls into our network. We paid interconnect fees to BSNL in respect of outgoing international long distance calls pursuant to the network utilization arrangement with BSNL until March 31, 2001 and for fiscal 2002 on the basis of the rates that were payable by other basic service operators in the country. Beginning April 1, 2002, we recorded incoming and outgoing international long distance traffic pursuant to interconnect agreements we have signed with several international carriers, most importantly, VSNL. As a result of these agreements, we no longer make payments to BSNL in respect of international long distance traffic. In addition, our agreements with the international carriers provide for income in respect of incoming calls, in addition to payments in respect of outgoing calls originating from our networks.

     For more information on license fees and network utilization charges, please see "Information on the Company--Business Overview."

INFLATION

     Inflation in India, as measured by the Indian consumer price index, was 4.3% in fiscal 2002, 4.1% in fiscal 2003 and 5.5% in fiscal 2004. We do not believe that inflation in India has had a material impact on our results of operations in recent years. However, the TRAI has been granted the authority to determine tariffs, and we are therefore restricted in our ability to increase tariffs to compensate for inflation. As a result, inflation could adversely affect our results of operations. See "Information on the Company--Business Overview--Tariffs and Other Charges."

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

     There are a number of new accounting standards that have been issued that will affect our information presented in accordance with US GAAP. For a description of these recent pronouncements, please see Note 3 to our consolidated financial statements included elsewhere in this form.

OTHER MATTERS

     See "Information on the Company--Business Overview--Legal Proceedings" and
Note 22 to our consolidated financial statements for information on our contingent liabilities.

     We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships. We are making investments in Nepal and Mauritius and are currently examining several other opportunities. We invested Rs.183 million in fiscal 2003 on the Nepal venture, and Rs.44.7 million in respect of the Mauritius operations in fiscal 2004.

     We have obtained a letter of intent from the Department of Telecommunication to provide international long distance service and we intend to deploy these services as soon as a license is issued. We cannot determine at this time what impact entry into these markets will have on our revenues and results of operations.

     In 2003, our Board of Directors approved a voluntary retirement scheme for certain categories of our employees. This scheme is in abeyance and has not been implemented.

RESULTS OF OPERATIONS

     The following table sets forth selected income statement data expressed as a percentage of revenue for the period indicated, prepared in accordance with US GAAP.


                                                     2002       2003       2004

     Revenues                                        100.0%       100%       100%
     Cost  of  revenues  (excluding  depreciation
     shown separately below)                          52.3%      54.4%      61.4%
     Gross profit                                     47.6%      45.5%      38.5%
     Selling,    general    and    administrative     13.2%      15.2%      15.8%
     expenses   (excluding    depreciation   show
     separately below)
     Depreciation                                     11.7%      15.4%      14.2%

     TOTAL OPERATING EXPENSES                         25.0%      30.6%      30.0%

     INCOME FROM OPERATIONS                           22.6%      14.9%       8.4%
     Interest and other income, net                    3.4%       4.0%       4.6%

     INCOME  BEFORE  INCOME  TAXES,  AND SHARE OF     26.1%      18.9%      13.1%
     LOSSES FROM AFFILIATE
     Income taxes                                      9.6%       8.6%       4.8%
     Equity in (losses) of affiliate                      -          -          -

     NET INCOME                                       16.4%      10.3%       8.2%


(1) Net of amounts recoverable from the DOT/BSNL.

COMPARISON OF YEAR ENDED MARCH 31, 2004 WITH YEAR ENDED MARCH 31, 2003

     Revenues. Our total revenues increased by 11% from Rs.55,251 million for the year ended March 31, 2003 to Rs. 61,084 million for the year ended March 31, 2004. This was driven primarily due to 115% increase in interconnection revenues from Rs.6,083 million in fiscal 2003 to Rs.13,105 million in fiscal 2004 due to implementation of IUC regime by TRAI with effect from May 1, 2003, as from that date we started receiving call termination income from BSNL.

     Cost of Revenues. Our total cost of revenues increased by 25% from Rs.30,092 million for the year ended March 31, 2003 to Rs.37,531 million for the year ended March 31, 2004. This was driven primarily by increase in staff costs, license fee and interconnection charges. The increased staff costs relate primarily to charges for pension, gratuity, leave encashment and arrears of pay, on absorption of Group "B" employees (executive employees) into the company with retroactive effect from October 1, 2000. The increase in license fee and interconnection charges is primarily due to resolution of the ambiguity with respect to applicability date of TRAI regulations whereby license fee charges have been accrued at 12% of AGR with effect from August 1, 1999. The interconnection charges increased following the implementation of the IUC regime, which required us to make payments to other operators beginning May 1, 2003

     Gross Profit. Our Gross Profit decreased by 6% from Rs.25,159 million for the year ended March 31, 2003 to Rs.23,553 million for the year ended March 31, 2004. This was due to increase in costs of revenues in terms of percentage of revenue, which is primarily due to increase in staff costs.

     Selling, General and Administrative Expenses. Our Selling, General and Administrative Expenses increased by 15% from Rs.8,405 million for the year ended March 31, 2003 to Rs.9,701 million for the year ended March 31, 2004. This was driven primarily by a 17% increase in allowances for doubtful accounts accounted in fiscal 2004 and increase in other expenses due to higher levels of activities. Please also refer to "Risk Relating to Our Business" section in this document.

     Income from Operations. Intensive competition, gradual decrease in tariff and increase in cost has resulted in lower income from operations over the past two years. We have implemented a strategy of increasing volume and undertaken various cost reduction measures to mitigate the impact of competition and reduction in tariff.

     Our Income from Operations decreased by 37% from Rs.8,247 million for the year ended March 31, 2003 to Rs.5,177 million for the year ended March 31, 2004 due to reasons explained above.

     Interest and Other Income. Our Interest and other income increased by 28% from Rs.2,218 million for the year ended March, 31, 2003 to Rs.2,844 million for the year ended March 31, 2004. This was driven primarily by higher interest income due to an increase of 41% in cash and cash equivalents and also due to taking into income unlinked credits, which date back for several years.

     Income Taxes. Our Income Taxes decreased by 38% from Rs.4,754 million for the year ended March 31, 2003 to Rs.2,949 million for the year ended March 31, 2004. This was driven primarily due to 42% decline in income from operations.

COMPARISON OF YEAR ENDED MARCH 31, 2003 WITH YEAR ENDED MARCH 31, 2002

     Revenues. Our total revenues decreased by 6 % from Rs.58,735 million for the year ended March 31, 2002 to Rs.55,251 million for the year ended March 31, 2003. This was driven primarily due to decrease in call revenue because of tariff reductions during the year.

     Cost of Revenues. Our total cost of revenues decreased by 2% from Rs.30,729 million for the year ended March 31, 2002 to Rs.30,092 million for the year ended March 31, 2003. This was driven primarily by decline in interconnection payments to BSNL and also decline in license fees and spectrum charges payable to DOT over fiscal 2002, which was partially offset by increase in staff costs.

     Gross Profit. Our Gross Profit decreased by 10% from Rs.28,006 million for the year ended March 31, 2002 to Rs.25,159 million for the year ended March 31, 2003. This was driven primarily by decline in revenues by Rs.3,484 million and increase in cost of revenues by Rs.637 million over fiscal 2002.

     Selling, General and Administrative Expenses. Our Selling, General and Administrative Expenses increased by 8% from Rs.7,799 million for the year ended March, 31, 2002 to Rs.8,405 million for the year ended March 31, 2003. This was driven primarily by increase in bad debts provision during the year. Please also refer Risk Relating to Our Business section in this document.

     Income from Operations. Our Income from Operations decreased by 38% from Rs.13,302 million for the year ended March 31, 2002 to Rs.8,247 million for the year ended March 31, 2003. This was driven primarily due to decrease in revenues by Rs.3,484 million and decrease in cost of revenues by 637 million over fiscal 2002.

     Interest and Other Income. Our Interest and other income increased by 8% from Rs.2,051 million for the year ended March, 31, 2002 to Rs.2,218 million for the year ended March 31, 2003. This was driven primarily due to low returns on bank balances as interest rates on rupee deposits in India declined over the period.

     Income Taxes. Our Income Taxes decreased by 16% from Rs.5,687 million for the year ended March 31, 2002 to Rs.4,754 million for the year ended March 31, 2003. This was driven primarily due to lower current tax resulting from decreased profit before tax.

SEGMENT INFORMATION

     We have identified basic and cellular as the two operating segments of MTNL. However, during fiscal 2003 and fiscal 2004, we did not consider cellular services to be a reportable segment because it does not meet the thresholds of significance. Our business in conducted exclusively in India, which for reporting purposes is considered a single geographic area.

                         LIQUIDITY AND CAPITAL RESOURCES

     A summary of our cash flows appears below:

                                                                        (IN MILLIONS OF RS.)
                                                                         YEAR ENDED MARCH 31
                                                                      2002        2003        2004
     Net cash provided by the operating activities                   17,164      23,456      19,885
     Net cash used in investing activities                           (9,945)    (14,739)     (9,315)
     Net cash from financing activities                              (7,591)    (15,011)     (3,198)
     Net increase/(decrease) in cash and cash equivalents              (372)     (6,294)      7,372
     Cash and cash equivalents at the beginning of the year          24,828      24,456      18,162

     Cash and cash equivalents at the end of the year                24,456      18,162      25,534


     We have historically met our working capital and capital expenditure requirements principally from cash flow generated from operations. We have also from time to time undertaken external borrowings. As of March 31, 2004, we had no borrowings. We expect to meet our planned capital requirements for the next two years primarily from cash flow generated from operations, together with existing cash balances and supplemented by market borrowings, whenever required. At March 31, 2004, we had cash and cash equivalents of Rs.25.53 billion. We do not expect to have any liquidity problem in regard of possible adverse results in our pending litigations as we would expect to discharge any obligations from cash on hand.

OPERATING ACTIVITIES

     Net cash flow from operating activities was Rs.23.5 billion in fiscal 2003 and Rs.19.9 billion in fiscal 2004. The decrease in cash generation from operating activities during the current year is attributable to an increase in accounts receivable balances and restricted assets.

INVESTING ACTIVITIES

     Net cash used in investing activities has decreased from Rs.14.7 billion for fiscal 2003 to Rs.9.3 billion for fiscal 2004. This decrease is mostly due to a decrease in purchase of fixed assets from Rs.12.2 billion in fiscal 2003 to Rs.9.3 in fiscal 2004 and also nil investments in held to maturity securities in fiscal 2004 as compared to 2.5 billion investment in fiscal 2003.

FINANCING ACTIVITIES

     Net cash used in financing activities has decreased from Rs.15 billion for fiscal 2003 to Rs.3.2 billion for fiscal 2004. This decrease is mostly due to a nil payments of loans to DOT in fiscal 2004 as compared to 12 billion payments of loans to DOT in fiscal 2003.

CONTRACTUAL OBLIGATIONS

     The following table shows our contractual payment obligations for the specified future periods:

                                                             (IN MILLIONS OF RS.)
                                                            PAYMENTS DUE BY PERIOD
                                               TOTAL     LESS       1-3      3-5      MORE
                                                         THAN      YEARS    YEARS     THAN
                                                        1 YEAR                      5 YEARS
Operating lease obligations                      332        48      142       142      --
Purchase obligations (capital commitments)     6,483     6,483       --        --      --
TOTAL                                          6,815     6,531      142     7,609      --


     We do not expect to have any difficulty repaying such amounts, and may do so entirely from cash flow generated from operations. As of March 31, 2004, we had no debt outstanding and no credit facilities.

OFF-BALANCE SHEET ARRANGEMENTS

     As of March 31, 2004, we were not a financial guarantor of obligations of any unconsolidated entity, and we were not a party to any similar off-balance sheet obligation or arrangement.

CAPITAL EXPENDITURE

     See "Property, Plant and Equipment - Network Modernization" for a discussion of our capital requirements for capital expenditures.


                            RESEARCH AND DEVELOPMENT

     We did not make research and development expenditures in the last three fiscal years.

                                TREND INFORMATION

     For a discussion of other important trends affecting us, see "--Operating Results--Overview" above.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


                         DIRECTORS AND SENIOR MANAGEMENT

     The government of India controls us and has the power to elect all of our directors and to determine the outcome of almost all actions requiring approval of our board of directors or shareholders. The Department of Telecommunications, as the representative of our majority shareholder, the government of India, also has the authority to exercise the special powers granted to the President of India under our articles of association. These include the right to appoint our Chairman-cum-Managing Director and to issue directives with respect to our business. See "Additional Information- Memorandum and Articles of Association-Powers of the President of India".

DIRECTORS

     The Board of Directors has ultimate responsibility for the administration and management of our affairs, except for certain matters that are reserved by our articles of association for the approval of the President of India. Our articles of association provide for a board of not less than four and not more than 18 directors. The directors are appointed by the government of India. The President of India is empowered by Article 66A of our articles of association to appoint one-third of the total number of our directors sitting at any time for an indefinite term and to designate our Chairman-cum-Managing Director. Our remaining directors serve for three-year terms with one-third of these set term directors retiring each year at our annual general meeting.

     We currently have 9 directors, two of whom are our most senior officers. We refer to these directors as "full-time directors". Our Executive Director, Mumbai and our Executive Director, Delhi are ex-officio members of the Board. Two of our directors are officers of the DOT. Finally, there are three directors who are neither our employees nor employees of the DOT. We refer to these directors as "part-time" directors". All of our directors were appointed by the DOT. Three board seats are currently vacant i.e. two full-time directors and one part-time director.

     The business address of each of the directors is our registered office. The names of our current directors, their ages and their positions as at the date of this report appear below:

     Name                  Age   Position

     R.S.P.Sinha           53    Director(1)/ Chairman-cum-Managing Director
     V.Shivkumar           55    Director(1) Director(Personnel)
     R.L.Dube              57    Director(2) / Executive Director, Mumbai
     A.K.Girotra           59    Director(2) / Executive Director, Delhi
     J.S.Sarma             56    Director / Additional Secretary, DOT
     A.C.Padhi             49    Director / Dy. Director General (Finance), DOT
     Adhik Shirodkar       73    Director(3)
     A.S.Vyas              53    Director(3)
     Jagdish Shettigar     57    Director(3)

(1) Full-time director

(2) Director ex-officio

(3) Part-time director

OTHER PRINCIPAL EXECUTIVE OFFICERS

     The business address of each of our principal executive officers is our registered office. In addition to those officers who are members of the board of directors, our principal executive officers and their ages and positions as at the date of this report are as follows:

NAME                  AGE   POSITION

     K.C. Gupta       55    Executive Director, Technical
     S.C. Ahuja       58    Company Secretary

     Mr. R.S.P. Sinha has been our Chairman -cum-Managing Director since November 2003 and a member of our board as Director (Fin) since April, 2002. Prior to joining us, he was Director (Finance) of Videsh Sanchar Nigam Ltd. He is a Fellow of the Institute of Cost & Works Accountants of India. Mr. Sinha has 21 years experience in senior financial positions both in the private sector and the public sector, including 11 years experience as full-time director of the board of Public Sector Undertakings. Mr. Sinha worked as Director (Finance) on the board of VSNL from January 1999 to February 2002 and Director (Finance), MTNL from April, 2002 to October 2003.

     Mr. V. Shivkumar has been our Director (Human Resources) and a member of our board since April, 2002. He has a Post Graduate Degree in Personnel Management & Industrial Relations, a Post Graduate Diploma in Industrial Engineering & Management and Bachelor of Law Degree from Jabalpur University. Prior to joining us he served as the Executive Director (HR) at Bharat Earth Movers Ltd.

     Mr. R.L. Dube has been our Executive Director, Mumbai and an ex-officio member of our board since December 2003. Mr. Dube joined the Indian Telecommunications Service and the DOT of India in 1971. He has received training in Germany, France, Switzerland and Sweden. He has received Indian awards for outstanding telephone development.

     Mr. A.K. Girotra has been our Executive Director, Delhi and an ex-officio member of our board since December, 2003. Mr. Girotra joined the Indian Telecommunications Service in 1968 and has held various positions since then in different parts of India. He was actively involved in the planning of the first SDH network of DOT. He also worked as Head of Transmission for Qatar Telecommunications for five years. Mr. Girotra has a Bachelor of Technology degree from the Indian Institute of Technology, Kanpur and also holds an MBA.

     Mr. J.S. Sarma has been a member of our board since October, 29, 2003 Mr. Sarma, a member of the Indian Administrative Services, currently serves as Additional Secretary in the DOT.

     Mr. A.C. Padhi has been a member of our board since Jan. 16, 2001. Mr. Padhi joined Indian Posts & Telegraphs Accounts and Finance Service in 1981. Currently he is the Dy. Director General (Finance) in DOT. Before that, he served as General Manager (Telecommunications), Finance Advisor of Telecom Factory, Mumbai and Joint Secretary in the Union Public Service Commission. Mr. Padhi holds a degree in Zoology from Utkal University and a postgraduate degree in Education.

     Mr. Adhik Shirodkar has been a member of our board since August 20, 2002. He has been practicing as a lawyer for the last 46 years in Mumbai. He was elected to the upper house (Rajya House) of the Indian Parliament from Maharashtra in February 1996. In December 2001, Mr. Shirodkar was nominated to become a member of the Indian Board of Wild Life. Mr. Shirodkar holds a law degree from Mumbai.

     Mr. A.S. Vyas has been a member of our board since August 20, 2002. Mr. Vyas is currently President of the National Federation of Sales Representatives Union and the Sales Promotion Employees Association and General Secretary of Lyka Labs and the Associate Companies Employees Union. Mr. Vyas is also a convener of various fronts of Mumbai Unit of India's Bhratiya Janta Party. Earlier, he was a member of Minimum Wage Committee, Drugs and Pharmaceutical Industry in Maharashtra and the Maharashtra Labour Welfare Board and was the President of Bharatiya Janta Party, Northeast District, Mumbai.

     Dr. Jagdish Shettigar has been a member of our board since August 20, 2002. A PhD in Economics, Dr. Shettigar was the Director of the Economic Research Foundation of the Federation of Indian Chambers of Commerce and Industry from 1989-91 and has been engaged as a consultant and visiting faculty member. He is a member of the Prime Minister's Economic Advisory Council and a member the board of Governors, Indian Institute of Technology, Madras.

     Mr.K.C. Gupta has been our Executive Director, Technical, since November 2002. Mr. Gupta joined the Indian Telecommunication Service in 1972 and has held various posts in different parts of India including service with Telecommunications Consultants India Limited from 1996-2000. Mr. Gupta holds an engineering degree from Delhi College of Engineering, Delhi.

     Mr. S.C. Ahuja has been our company secretary since, October, 1988. Prior to joining us, Mr. Ahuja was a Dy. Comp. Secretary at Engineers India Ltd., a Government enterprise. Mr. Ahuja is a Fellow Member of the Institute of Company Secretaries of India. Mr. Ahuja has a Master of Arts (English) degree from Himachal Pradesh University and a Bachelor of Laws degree from Kurukshetra University.

                                 AUDIT COMMITTEE

     The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to the various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. Currently, the members of the audit committee are Dr. Jagdish Shettigar (Chairman), Mr. A.S.Vyas, and Mr. Adhik Shirodkar. Ms. Annie Moraes, GM (Finance) is the permanent invitee to the Audit Committee, the Company Secretary acts as Secretary to the Audit Committee. Dr. Shettigar is designated as the independent financial expert on the Audit Committee.

                     COMPENSATION OF DIRECTORS AND OFFICERS

     The total remuneration and benefits in kind paid by us to all of our directors and executive officers as a group in fiscal 2004 was approximately Rs.
3.98 million.

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


                                    EMPLOYEES

EMPLOYEES

     At March 31, 2004, we had 55,842 employees, of whom 7,125 were executive and 48,717 were non-executive employees. We seek to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and subscriber satisfaction. We have placed a special emphasis on retraining our workforce to meet the demands of modernizing our network and improving customer satisfaction.

     In general, employees receive a base salary and salary-related housing and other allowances, productivity based incentive payments and certain benefits, including a pension plan, medical benefits for themselves and certain members of their immediate families and post-retirement medical benefits for retired employees with 10 years of service and certain members of their immediate families. Substantially all of our non-executive employees have opted to terminate their services with the DOT and to continue as our employees, effective November 1, 1998. We believe that this was the result of employee expectations of increased wages and improved benefits and a desire to remain in Delhi or Mumbai, as the case may be. In July 2000, we entered into a new 10 year wage agreement with our non-executive employees, which provided for substantial wage increases retroactive to November 1998 for wages and November 1999 for perquisites.

     Under the option given to them for pension benefits, our absorbed employees could opt to retain pension benefits in accordance with the Central government pension rules or in accordance with our retirement rules which are applicable to our directly recruited employees, and opt to draw pro rata monthly pension until their absorption. Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees. In August/September 2002, the DOT indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT. However, the terms of such payments are in the process of finalization. Once these terms are finalized and the payments are made to DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India. We do not expect that the amount that would eventually be payable by us to the DOT would be higher than the liability outstanding in respect of our post-retirement obligations as at the end of fiscal 2004.

     Approximately 97% of our executive employees have accepted absorption by us, becoming our permanent employees. These employees are entitled to certain pension and gratuity benefits from the government of India.

     All of our absorbed executive employees participate in a new compensation structure with effect from October 1, 2000, and beginning in fiscal 2003, we have been provisioning for the increased costs associated with this and in fiscal 2004 for significant related charges (See "Operating Results").

     As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies, which, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees. Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages. Our board of directors approved a voluntary retirement scheme for certain categories of our employees. This scheme remains in abeyance and has not been implemented

     On January 7, 2000, the Indian government offered to sell up to 14 million equity shares, representing approximately 2.2% of our outstanding equity shares, to our employees at a discount as compensation in connection with the restructuring of DOT. Because the terms were not viewed as favorable, none of our employees accepted this offer before it expired on December 31, 2000. However, the government is considering allowing us to make a new offer to our employees. We cannot predict when this new offer will be made.

The mandatory retirement age for all employees is 60 years of age. Upon retirement, employees and their dependents are entitled to a pension under a defined benefit plan. The pension amount is based on the employee's years of service and salary level upon retirement and, in a reduced amount, is transferable to dependents upon the employee's death. We also provide post-retirement health care benefits to retired employees and their dependents.

     Almost all of our non-executive employees are members of local unions organized in each of Delhi and Mumbai. Our executive employees seconded from DOT are members of national officers' associations, which act as an informal consultative mechanism for conveying management staff's views regarding personnel policies to our senior executives.

                                 SHARE OWNERSHIP

     None of our directors or connected persons or our principal executive officers owned any of our equity shares as of the date of this report.

     On January 7, 2000, the Indian government offered to sell up to 14 million equity shares, representing approximately 2.2% of our outstanding equity shares, to our employees at a discount as compensation in connection with the restructuring of DOT. None of our employees accepted this offer before it expired on December 31, 2000. The government is considering making a similar offer to our employees. We cannot predict when this new offer will be made by the Indian government.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     The following table sets forth information about the shareholders holding 5% or more of our outstanding equity shares as of March 31, 2004, according to our register of shareholders:

NAME OF OWNER                                NUMBER OF SHARES         PERCENTAGE

Government of India (1)                        354,372,740              56.25%
Life Insurance Corporation of India (2)         83,065,814              13.19%
The Bank of New York (3)                        45,819,768               7.27%

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

     The DOT acts as representative of our majority shareholder, the government of India. The DOT also has the authority to exercise the special powers granted to the President of India under our articles of association. These include the right to appoint our Chairman-cum-Managing Director and to issue directives with respect to our business. See "Additional Information-- Memorandum and Articles of Association--Powers of the President of India."

GOVERNMENT OF INDIA AS REGULATOR

     Our business is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the DOT pursuant to the provisions of the Telegraph Act and the terms of the licenses under which we operate. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector, much of our supervision and regulation is implemented more informally through the general administrative powers of the DOT, including those reserved to the DOT under our license, and of other government of India agencies. In March 1997, an autonomous body, the TRAI, was established with quasi-judicial powers to regulate telecommunications services in India. See "Information on the Company-- Telecommunications Regulation in India--The Telecom Regulatory Authority of India."

     We operate all of our services under licenses granted by the DOT. The licenses identify the services that we are permitted to provide, which we believe covers all of the services that we currently do provide. A license for any additional service requires the approval of the DOT. The DOT retains the right, however, after giving us appropriate notice, to modify the terms and conditions of our license at any time if, in its opinion, it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. The DOT may also terminate our license before its scheduled expiration upon our breach of any of its terms. Under the Telecom Regulatory Authority of India Act, the Telecom TRAI has been granted the authority to determine tariffs.

     So long as the government of India's shareholding in us equals or exceeds 51%, we are deemed to be an Indian government company under the Companies Act and are subject to regulations generally applicable to public sector enterprises in India. These regulations concern personnel matters, including appointment of key management personnel and the hiring, dismissal and compensation of employees, as well as procurement, capital expenditures and the generation of funds through the issuance of securities. For example, all appointments to our board of directors must first be recommended by the Public Enterprises Selection Board, a government agency, and its recommendations are reviewed by the government of India, although until recently all appointments to our board have been recommended only by the government of India. All appointments to our board of directors are also approved by our shareholders. Disputes between government of India enterprises (such as us) and government of India departments generally must be referred to the Committee on Disputes of the government of India for mediation before either party may bring a claim in a court of law. A single government of India ministry or department is designated as the primary supervisor of each public sector enterprise and the DOT has been designated as our primary supervisor. Our activities are also subject to review by India's Parliament, and the DOT must submit an annual report to Parliament regarding our business activities.

     The government of India plays an important role in the preparation of our financial statements. Under Indian regulations, as a government of India company, our annual accounts are audited by statutory auditors and branch auditors which are independent chartered accountants appointed each year by the government of India at the direction of the Comptroller and Auditor General of India. See "Additional Information--Memorandum and Articles of Association--Audit and Annual Report." In accordance with the government of India's practice with respect to government of India companies, auditors have generally not been permitted to serve as our branch or statutory auditors for more than three consecutive years. In addition, the Comptroller and Auditor General conducts an independent review of our financial statements that are audited by the statutory and branch auditors. The annual report submitted to the Parliament includes a copy of our audit report and any comments upon or supplements to the audit report made by the Comptroller and Auditor General.

THE GOVERNMENT OF INDIA AS CUSTOMER

     The government of India purchases our services on a commercial basis, and government entities, in the aggregate, constitute the single largest user of our services. The DOT sets the tariffs for these services which are the same as our tariffs to our other customers. However, certain limited categories of high-level government of India officials may not have their telephone connections disconnected for non-payment of bills.

OUR FINANCING OF THE DEPARTMENT OF TELECOMMUNICATIONS

     As a department of the government of India, the DOT cannot raise funds through external borrowings from non-government of India entities, and has historically depended on us to raise funds on its behalf for use in its telecommunications business. By restructuring us as a corporation, the DOT was able to create a company which could raise debt in the capital markets to be used to fund its telecommunications operations. The Indian government guaranteed these borrowings and we on-lent the proceeds of the borrowings on terms substantially similar to the terms of the original loan. As a result of the corporatization of the Department of Telecom Services into BSNL in October 2000, we no longer borrow funds on behalf of the DOT. All external borrowings that had made on behalf of the DOT/BSNL have been repaid by us.

RELATED PARTY TRANSACTIONS

     In addition to the transactions and circumstances described above in this
Item 7, we enter into numerous business relationships with entities that have varying degrees of government control, as well as with the government itself and subdivisions of the government. For example, as discussed elsewhere in this report, our principal interconnect arrangements are with BSNL. For more information on our relationships and transactions with the government of India and its subdivisions and entities controlled by the government, see Note 4 and
Note 19 to our consolidated financial statements, which appear elsewhere in this report.

ITEM 8.   FINANCIAL INFORMATION

             CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 18. Financial Statements" and pages F-1 through F-30.

                               SIGNIFICANT CHANGES

RECENT DEVELOPMENTS

     Dividends . Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval of a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. Shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of company profits for the fiscal year in which the dividend is declared after transfer to the reserves of a percentage of our profits for that year of not less than 2.5%. The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for that year out of our accumulated profits, subject to certain limitations.

     In June 2004, our board of directors recommended the payment of a dividend of Rs.4.5 per share, amounting to a total of Rs.2,835 million, to record holders of equity shares on September 8, 2004. This dividend has been approved by our shareholders at our annual general meeting held on September 29, 2004. The current rate payable by us on dividend payments to our shareholders is approximately 13.0% (inclusive of surcharge). Currently, there is no Indian tax payable by shareholders in respect of dividends received.

     For a description of the tax consequences of dividends paid to our shareholders, see "Additional Information--Taxation--Indian Taxation--Taxation of Distributions."

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

                                    SHARE PRICE
                                       (RS.)

                                                     AVERAGE DAILY TRADING
        CALENDAR PERIOD           HIGH      LOW             VOLUME
2002
First Quarter                      177      109             776,374
Second Quarter                     165      121             471,509
Third Quarter                      154      107             504,800
Fourth Quarter                     115       89             331,643
2003
First Quarter                    119.10    81.05         12,971,589
Second Quarter                   115.40    85.00          8,489,312
Third Quarter                      137     98.50         20,804,253
Fourth Quarter                     141     105.80        18,238,816
2004
First Quarter                    157.15    121.25         1,426,035
Second Quarter                   166.45    92.90         23,242,184
April 2004                       166.45     129          22,775,237
May 2004                         154.80    92.90         28,784,550
June 2004                          138     113.50        18,166,764
July 2004                        140.60    124.05        14,997,217
August 2004                      134.75    120.85        12,661,800


     On September 24, 2004, the closing price of our equity shares on The Stock Exchange, Mumbai was Rs.125.90.

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

     The table below shows the high and low closing prices on the New York Stock Exchange for our ADSs for the period indicated.


                                        ADS PRICE
CALENDAR PERIOD                   HIGH                LOW
2002
First Quarter                     US$7.50             US$4.75
Second Quarter                       6.60                4.85
Third Quarter                        6.45                4.35
Fourth Quarter                       4.87                3.63
2003
First Quarter                        4.57                3.33
Second Quarter                       4.82                3.72
Third Quarter                        5.75                4.10
Fourth Quarter                       6.25                4.77
2004
First Quarter                        8.21                6.30
April                                8.68                7.54
May                                  7.99                5.40
June                                 7.25                5.86
July                                 7.28                6.70
August                               7.01                6.26

     On September 20, 2004, the closing price of our ADSs on the New York Stock Exchange was US$6.82 per ADS.

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

THE SECURITIES AND EXCHANGE BOARD OF INDIA

     India's stock exchanges are regulated by the Securities and Exchange Board of India under the Securities and Exchange Board of India Act, 1992, the Securities Contracts (Regulation) Act, 1956, and the Securities Contracts (Regulation) Rules, 1957. The Securities Contracts (Regulation) Rules regulate the recognition of stock exchanges, the qualifications for membership and the manner in which contracts are entered into and enforced between members.

     The main objective of the Securities and Exchange Board of India, which was established by the government of India in February 1992, is to promote the development of and regulate the Indian securities markets and protect the interests of investors. The Securities and Exchange Board of India may make or amend an exchange's by-laws and rules, overrule an exchange's governing body and withdraw recognition of an exchange. In the past, the Securities and Exchange Board of India's regulation of market practices was limited. The Securities and Exchange Board of India Act, 1992 granted the Securities and Exchange Board of India powers to regulate the business of Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organizations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. The Securities and Exchange Board of India has also issued:

     o guidelines concerning minimum disclosure requirements by public companies;

     o    rules and regulations concerning:

     o investor protection, insider trading, substantial acquisitions of shares and takeovers of companies, buybacks of securities, employee stock option schemes, foreign capital market issues, derivative instruments and sweat equity; and

     o debenture trustees, depositaries, development financial institutions, venture capital funds, foreign institutional investors, stockbrokers, underwriters, merchant bankers, portfolio managers, mutual funds, credit rating agencies and other capital market participants; and

     o rules and regulations regarding the prohibition of fraudulent and unfair trade practices relating to the securities market.

     The Securities Contracts (Regulation) Act has been amended to include derivatives of securities and instruments of collective investment in the definition of "securities." This has been done with a view to develop and regulate the markets for derivatives. Trading in index-linked futures currently takes place on the National Stock Exchange and The Stock Exchange, Mumbai. Trading in individual stock futures that have been notified by Securities and Exchange Board of India is now permitted. The Securities and Exchange Board of India also set up a committee for the review of Indian securities laws, which has proposed a draft Securities Bill. The draft Securities Bill, if accepted, will result in a substantial revision in the laws relating to securities in India.

PUBLIC COMPANY REGULATION

     Under the Companies Act, a public offering of securities in India must generally be made by means of a prospectus, which must contain information specified in the Companies Act and be filed with the Registrar of Companies having jurisdiction over the place where a company's registered office is situated. A company's directors and promoters may be subject to civil and criminal liability for misstatements in a prospectus. The Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities.

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

     Public limited companies are required under the Companies Act to prepare, file with the Registrar of Companies and circulate to their shareholders audited annual accounts, which comply with the Companies Act's disclosure requirements and regulations governing their manner of presentation. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange. Listed companies are now required to publish quarterly unaudited financial results that are reviewed by an outside auditor in accordance with a prescribed standard for non-audit reviews. The Securities and Exchange Board of India has recently notified amendments to the listing agreement tightening the continual disclosure standards by corporations and corporate governance measures to be adopted by listed companies.

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

     Under the standard terms of stock exchange listing agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of the company's obligations under such agreement, subject to the company receiving prior notice of the intent of the exchange. In the event that a suspension of a company's securities continues for a period in excess of three months, the company may appeal to the Securities and Exchange Board of India to set aside the suspension. The Securities and Exchange Board of India has the power to veto stock exchange decisions in this regard.

     The Securities and Exchange Board of India has issued the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003, which sets forth the procedure for delisting of securities in the following circumstances:

     o    voluntary delisting sought by the promoters of a company;

     o any acquisition of shares of the company or a scheme or arrangement, by whatever name referred to, consequent to which the public shareholding falls below the minimum limit specified in the listing conditions or listing agreement that may result in delisting of securities;

     o promoters of the company who voluntary seek to delist their securities from all or some of the stock exchanges;

     o cases where a person in control of management is seeking to consolidate his holdings in a company, in a manner which would result in the public shareholding in the company falling below the limit specified in the listing conditions or in a listing agreement that may have the effect of the company being delisted; and

     o compulsory delisting by stock exchanges (e.g., upon failure by a company to pay required listing fees).

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

     There are generally no restrictions on price movements of any security on any given day. However, to restrict abnormal price volatility, the Securities and Exchange Board of India has instructed stock exchanges to apply daily circuit breakers which do not allow transactions at prices different by more than 8.0% of the previous closing price for shares quoted at Rs.20 or more. The Securities and Exchange Board of India has instructed stock exchanges to relax the circuit breakers by a further 8.0% after half an hour from the time prices reach the limit of 8.0%. It has allowed stock exchanges to fix circuit breakers for shares quoted at prices up to Rs.20. There is no circuit filter applicable for trading in shares on rolling settlement and for which derivative instruments are available. There is, however, a dummy circuit filter applicable in case of a 20% movement on share prices in order to prevent accidental trades. There is a 20% circuit filter applicable for trading in shares on rolling settlement and for which derivative instruments are not available. There is also an index based circuit filter based on the BSE SENSEX and NSE S&P CNX Fifty indices wherein trading in the entire market is halted for a specific period depending upon whether the index fluctuates in excess of 10%, 15% or 20%. Further, margin requirements are also imposed by stock exchanges that are required to be paid at rates fixed by the stock exchanges. The Indian stock exchanges can also exercise the power to suspend trading during periods of market volatility.

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

     In 1992, the Securities and Exchange Board of India promulgated rules and regulations that prescribe conditions for registration of stockbrokers. A stockbroker may not buy, sell or deal in securities except pursuant to a certificate granted by the Securities and Exchange Board of India. The regulations also prescribe a broker code of conduct and rules for the fair treatment of investors by brokers, the procedures for registration, the payment of registration fees, maintenance of appropriate books and records and the right of inspection of the books of the stockbrokers by the Securities and Exchange Board of India. Broker liability in cases of default extends to suspension or cancellation of the broker's registration. The Securities and Exchange Board of India has issued registration certificates to over 9,000 stockbrokers who are members of various stock exchanges in India. Before these regulations, stockbrokers were required to be registered only with the stock exchanges of which they were members. The Securities and Exchange Board of India regulations introduced the concept of dual registration of stockbrokers with the Securities and Exchange Board of India and the stock exchanges, and brought the brokers under regulation for the first time.

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

TAKEOVER CODE

     Disclosure and mandatory bid obligations under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (Takeover Code) which prescribes certain thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by the Securities and Exchange Board of India and was most recently amended in December 2002.

     The most important features of the Takeover Code, as amended, are as follows:

     o Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5.0% of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights in that company to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed) within two working days of (a) the receipt of allotment information; or (b) the acquisition of shares or voting rights, as the case may be.

     o A person has to make a three-stage disclosure when he acquires 5%, 10% and 14% of the shares and/or voting rights in a company, of his holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed).

     o Promoters or persons in control of a company are also required to make annual disclosure of their holdings in the same manner.

     o An acquirer cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by him or by persons acting in concert with him) would entitle such acquirer to exercise 15.0% or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

     o An acquirer who, together with persons acting in concert with him, holds between 15.0% and 75.0% of the shares cannot acquire additional shares or voting rights that would entitle him to exercise a further 5.0% of the voting rights in the period of a financial year unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

     o Any further acquisition of shares or voting rights by an acquirer who holds 75.0% of the shares or voting rights in a company triggers the same public announcement requirements.

     o In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20.0% of the shares of the company.

     The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

     The Takeover Code permits conditional offers and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit in an escrow account a percentage of the total consideration which amount will be forfeited in the event that the acquirer does not fulfill his obligations. In addition, the Takeover Code introduces the "chain principle" by which the acquisition of a company will obligate the acquirer to make a public offer to the shareholders of each subsidiary company which is listed.

     The general requirements to make such a public announcement do not, however, apply entirely to bailout takeovers when a promoter (i.e., a person or persons in control of the company, persons named in any offer document as promoters and certain specified corporate bodies and individuals) is taking over a financially weak company but not a "sick industrial company" pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A "financially weak company" is a company which has at the end of the previous financial year accumulated losses, which have resulted in erosion of more than 50.0% but less than 100.0% of the total sum of its paid up capital and free reserves at the end of the previous financial year. A "sick industrial company" is a company registered for more than five years which has at the end of any financial year accumulated losses equal to or exceeding its entire net worth.

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

INSIDER TRADING

     The Securities and Exchange Board of India has recently adopted the new Insider Trading Regulations which require significantly greater disclosure by the company with regard to the trading of the company's shares.

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

     In accordance with Regulations, the company has promulgated an internal code of conduct which is applicable to the directors and designated employees of the company for dealings in shares of the company by the directors and designated employees of the company, and with regard to access to unpublished price sensitive information that the directors or the designated employees might have. The Regulations also require the company to follow strict information disclosure requirements on a need to know basis.

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

     Trading of securities in book-entry form commenced in December 1996 and was available for securities of more than 2,207 companies at April 1, 2001. Securities are dematerialized by a company recalling and destroying the physical certificates of an investor and replacing them with an equivalent number of securities that are credited electronically to the investor's account with a depository organization. In order to encourage dematerialization of securities, the Securities and Exchange Board of India has set up a working group comprising foreign institutional investors, custodians, stock exchanges, mutual funds and the National Securities Depository Limited to review the progress of securities and trading in dematerialized form and to recommend scrips for compulsory dematerialized trading in a phased manner. Accordingly, commencing January 1998, the Securities and Exchange Board of India has notified scrips of various companies for compulsory dematerialized trading by certain categories of investors such as foreign institutional investors and other institutional investors and has also notified compulsory dematerialized trading in specified scrips for all retail investors. The Securities and Exchange Board of India has significantly increased the number of scrips in which dematerialized trading is compulsory for all investors. The Securities and Exchange Board of India has also provided that the issue and allotment of shares in public, rights or offer for sale after a specified date to be notified by the Securities and Exchange Board of India) shall only be in dematerialized form and an investor shall be compulsorily required to open a depositary account with a participant.

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

     Dividends may be paid only out of our profits for the relevant year, after transfer to our reserves of a percentage of our profits for that year of not less than 2.5%. The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for that year out of our accumulated profits, subject to certain limitations. A dividend tax of approximately 13.07% (inclusive of surcharge) of distributed profit for a relevant period is payable by us.

     The following table sets forth, for the periods indicated, the dividend per equity share and per global depositary receipt and the total amount of dividends paid on the equity shares, both exclusive of dividend tax.


                      DIVIDEND PER         DIVIDEND PER        TOTAL AMOUNT OF
FOR FISCAL YEAR       EQUITY SHARE            ADS/GDR          DIVIDENDS PAID
                         (RS.)                 (RS.)        (MILLIONS OF RUPEES)
     2003                 4.5                   9.0                 2,835
     2002                 4.5                   9.0                 2,835
     2001                 4.5                   9.0                 2,835
     2000                 3.0                   6.0                 1,890
     1999                 3.0                   6.0                 1,890

     The Ministry of Finance has adopted non-binding guidelines regarding the payment of dividends by "public sector undertakings" which apply to us. According to the guidelines, profit-making public sector undertakings which are commercial enterprises should generally declare a minimum dividend each fiscal year of 20% of the higher of paid-up share capital as of year-end or profit after tax for the year. In the case of telecommunications, oil, petroleum, chemical and other infrastructure industries, the minimum dividend for each fiscal year is to be 30% of profit after tax for the year. These guidelines have not been complied with by a substantial number of public sector undertakings, including us. For fiscal 1998 and fiscal 1999, we retained a greater portion of our earnings than provided in the guidelines in order to fund our capital expenditures and we expect to continue to do so in the future.

     Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, holders will be entitled to receive dividends payable in respect of the equity shares represented by our ADSs. The equity shares represented by our ADSs rank equally with our existing shares. At present, we have equity shares issued in India.

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

     This year's annual general meeting was held on September 29, 2004.

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

REGISTER OF SHAREHOLDERS, RECORD DATES AND TRANSFER OF SHARES

     Our share transfer agents maintain registers of our shareholders and beneficial owners of shares held through depositaries. For the purpose of determining equity shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The Companies Act and our listing agreement with The Stock Exchange, Mumbai (and the other Indian Stock Exchanges) permit us, according to a resolution of the Board and upon at least 15 days' advance notice to The Stock Exchange, Mumbai (and such other stock exchanges), to set the record date and upon seven days' public notice to close the register of shareholders for not more than 30 days at a time, and not more than 45 days in a year, in order for us to determine which shareholders are entitled to certain rights relating to the shares. Trading of shares may, however, continue while the register of shareholders is closed.

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

     We have entered into a listing agreement with each of the other Indian stock exchanges on which the shares are listed. Clause 40A of the listing agreements provides that if an acquisition of a listed company's equity shares results in the acquirer and its associates holding 5% or more of the company's outstanding equity shares, the acquirer must report its holding to the relevant stock exchanges. If an acquisition would result in the acquirer and its associates holding equity shares which carry 10% or more of the voting rights, then the acquirer must notify the relevant stock exchanges. If an acquisition is deemed a takeover, the acquirer must, before acquiring shares, offer (in accordance with Clause 40B of the listing agreements) on a uniform basis to all remaining shareholders of the company to acquire a minimum of a further 20% of the total shares of the company at a prescribed price. The acquisition of shares of a company listed on an Indian stock exchange beyond certain threshold amounts is subject to regulations governing takeovers of Indian companies. See "The Offer and Listing--The Indian Securities Market--Takeover Code." Clauses 40A and 40B and such regulations will not apply to shares so long as they are represented by ADSs.

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

     So long as the government of India's shareholding equals or exceeds 51%,
Section 187C will not apply to holders of our equity securities, including holders of our ADSs or equity shares.

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

POWERS OF THE PRESIDENT OF INDIA

     Under Articles 66A and 66B of our articles of association, the President of India is entitled to appoint one third of our total number of directors including our Chairman-cum-Managing Director as well as our whole time directors. Article 69(i) requires the Chairman to reserve for the decision of the President of India all proposals, decisions or matters which raise in the opinion of the Chairman any important issue and which are, on that account, fit to be reserved for the decision of the President of India. No decision on these important issues may be taken in the absence of the Chairman appointed by the President of India. Article 69(ii) lists the matters in respect of which prior approval of the President of India must be obtained, which include issuance of debentures and the sale, lease or disposal of any land or building with an original book value in excess of Rs.1 million. Under Article 71, we may not take action in respect of any proposal or decision of the board of directors reserved for approval of the President until his approval is obtained. The President may modify the board of directors' proposals or decisions.

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

ACQUISITION BY US OF OUR OWN SHARES

     Until 1998, the Companies Act did not permit a company to acquire its own equity shares because of the resulting reduction in the company's capital. However, the government of India amended the Companies Act to allow a repurchase of shares in certain circumstances. A buy-back requires compliance with specific buy-back guidelines specified in the Companies Act and by the Securities and Exchange Board of India.

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

                               MATERIAL CONTRACTS

     Since April 1, 2004, we have not entered into any material contracts that were not in the ordinary course of business.

           INDIAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

RESTRICTIONS ON CONVERSION OF RUPEES

     There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign business travel, travel for education, travel for pilgrimage, medical treatment and others.

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

     Specifically, in February 2002, the Reserve Bank of India issued operative guidelines for "limited two-way fungibility." Under the guidelines, a registered broker in India is now permitted to purchase equity shares of an Indian company on behalf of persons resident outside India for the purpose of converting the equity shares so purchased into ADRs or GDRs, provided that (i) the equity shares are purchased on a recognized stock exchange, (ii) the Indian company has issued ADRs or GDRs, (iii) the equity shares are purchased with the permission of the custodian of the ADRs or GDRs of the Indian company, and are deposited with such custodian, (iv) the number of equity shares so purchased to be converted into ADRs or GDRs do not exceed the ADRs or GDRs previously converted into underlying equity shares (the number of equity shares available for conversion into ADRs or GDRs is dependent upon the number of equity shares arrived at after conversion of ADRs into equity shares will have to be checked with the custodian) and (v) the number of equity shares so purchased to be converted shall be subject to sectoral caps as applicable and all the concerned parties shall comply with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder.

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

     The Reserve Bank of India has issued a notification under the provisions of the Foreign Exchange Management Act relaxing the requirement of prior approval for an Indian company making an ADS issue provided that the issuer is eligible to issue ADSs pursuant to guidelines issued by the Ministry of Finance and has the necessary approval from the Foreign Investment Promotion Board.

     Under the foreign investment rules, the following restrictions are applicable on foreign ownership:

     o under the "foreign direct investment" scheme, foreign individuals may own more than 49% of the equity shares of an Indian telecommunications company only with the approval of the Foreign Investment Promotion Board; this approval is granted on a case-by-case basis;

     o under the "depositary" scheme, foreign investors may purchase ADSs or global depositary receipts, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up;

     o under the "portfolio investment" scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the Reserve Bank of India, may be permitted to own, in the aggregate, up to an additional 24.0% of our equity shares that are not represented by ADSs or global depositary receipts (and up to 49.0% with the approval of our shareholders); no single foreign institutional investor may own more than 10.0% of our equity shares; and

     o under the "portfolio investment" scheme, non resident Indians may own up to an aggregate or 10.0% of our equity shares; no single non-resident Indian may own more than 5.0% of our total equity shares.

     We had obtained approvals from the Ministry of Finance, the Foreign Investment Promotion Board, the DOT and special permission from the Reserve Bank of India for the offering of our global depositary receipts. Various tax concessions were also made available with respect to the existing global depositary receipt offering in accordance with the provisions of Section 115AC of the Indian Income-tax Act, 1961. Since no new shares were issued or offered in our exchange offer last year and the exchange offer was related to a change in the form of depository receipts, the original approvals needed merely to be taken on file, noted and recorded for modification. We obtained from the Ministry of Finance, Reserve Bank of India, the Foreign Investment Promotion Board and the DOT, modifications to the original approvals/special permission given by them, for our exchange offer.

     As of June 30, 2004 foreign direct investment in us was 22.20% of our equity shares.

     An investor in ADSs does not need to seek the specific approval from the government of India to purchase, hold or dispose of its ADSs. However, foreign investment in our ADSs may not exceed 49% without prior government approval.

     Our outstanding equity shares, including the equity shares underlying the ADSs, are listed and traded on the Calcutta, Delhi and Chennai Stock Exchanges, The Stock Exchange, Mumbai and the National Stock Exchange. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees. The ADS are listed on the New York Stock Exchange.

     Equity shares which have been withdrawn from the depositary facility and transferred on our register of shareholders to a person other than the depositary or its nominee may be voted by that person. However, an ADS holder may not receive sufficient advance notice of shareholder meetings to enable you to withdraw the underlying equity shares and vote at such meetings.

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

     Further, if an ADS holder withdraws equity shares from the ADS program and its direct or indirect holding in us exceeds 15.0% of our total equity (under the Takeover Code), such holder would be required to make a public offer to the remaining shareholders. If one withdraws equity shares from the depositary facility, one will not be able to redeposit them with the depositary.

     If one wishes to sell the equity shares withdrawn from the depositary facility, they will be required to receive the prior approval of the Reserve Bank of India.

     Under procedures approved by the Reserve Bank of India, the custodian will be permitted to accept deposits of our outstanding equity shares purchased on a recognized stock exchange by registered brokers in India on behalf of a foreign investor. The depositary may issue ADRs evidencing ADSs representing the deposited equity shares to the extent, and limited to the number, of ADSs that have previously been converted into underlying equity shares, subject to applicable foreign ownership restrictions. See "-- Limitations on Deposits of Equity Shares into the ADS Program" above for more details on these procedures.

OTHER REGULATIONS

     For more information on relevant securities and related regulations, please see "The Offer and Listing--The Indian Securities Market."

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

TAXATION OF DISTRIBUTIONS

     Dividends distributed by an Indian company after March 31, 2002 are not subject to tax in the hands of shareholders. A dividend tax of 13.07% (inclusive of surcharge) of the distributed profit for a relevant period is payable by us.

TAXATION ON REDEMPTION OF ADSS

     The acquisition of equity shares upon a redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

TAXATION ON SALE OF EQUITY SHARES OR ADSS

     Any transfer of ADSs or equity shares outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

     Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share to a resident of India or where the sale is made inside India will generally give rise to a liability for Indian capital gains tax. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADSs by the Depositary), the rate of tax is 10.46% (inclusive of surcharge). Where the equity share has been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 41.82% (inclusive of surcharge) in the case of foreign companies. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor. During the period the underlying equity shares are held by non-resident investors on a transfer from the Depositary upon redemption of ADRs, the provisions of the Avoidance of Double Taxation Agreement entered into by the government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide U.S. residents with any relief from Indian tax on capital gains.

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

SERVICE TAX

     Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 10.2%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

UNITED STATES FEDERAL INCOME TAXATION

     The following is a summary of certain United States federal income tax considerations for U.S. Holders (as defined below) of ADSs or equity shares who hold ADSs or equity shares as of the date hereof. This summary is based upon existing United States federal income tax law which is subject to change, possibly on a retroactive basis. This summary does not discuss all aspects of United States federal income taxation which may be important to particular holders in light of their individual investment circumstances, such as ADSs or equity shares held by holders subject to special tax rules ( e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and non-U.S. Holders) or to persons that will hold ADSs or equity shares as part of a straddle, hedge, conversion, or other integrated transactions for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or foreign tax considerations. This summary assumes that investors hold, and will continue to hold, their ADSs or equity shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (Code). Holders are urged to consult their tax advisers regarding the United States federal, state, local, and foreign income tax considerations, including the "passive foreign investment company" rules described below, of the ownership and disposition of ADSs or equity shares.

     For purposes of this summary, a "U.S. Holder" is a beneficial owner of ADSs or equity shares that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the law of the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and properly elected to continue to be so treated. The tax treatment of persons who hold their ADSs or equity shares through a partnership (including an entity treated as a partnership for United States federal income tax purposes) will generally depend on the status of the partner and the activities of the partnership.

GENERAL

     For purposes of United States federal income taxation, a holder of ADSs will be treated as the owner of his proportionate interest in the underlying equity shares held by the depositary. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder's proportionate interest in equity shares, a holder's tax basis in the withdrawn equity shares will be the same as his tax basis in the ADSs surrendered in exchange therefor, and such holder's holding period in the withdrawn equity shares will include the period during which the holder held the surrendered ADSs.

     A foreign corporation will be classified as a "passive foreign investment company" (PFIC), for United States federal income tax purposes, if 75% or more of its gross income or 50% or more of its assets are "passive" as determined under the PFIC rules. The determination of whether a foreign corporation is a PFIC is a factual determination and may entail the resolution of certain legal issues such as the tax treatment of on-lending transactions involving related parties under the PFIC rules. In addition, such determination is made on an annual basis and, accordingly, is subject to change from year to year. The following discussion assumes that we will not be classified as a PFIC for United States federal income tax purposes. For further PFIC considerations, see "--PFIC Considerations" below.

U.S.  HOLDERS

     Taxation of Dividends. Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by us in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in his ADSs or equity shares, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in Indian rupees will be includible in income in a United States dollar amount based on the United States dollar--Indian rupee exchange rate prevailing at the time of receipt of such dividends by the depositary. Dividends received on the ADSs or equity shares will not be eligible for the dividends received deduction allowed to corporations, but generally will qualify for the reduced income tax rate for qualified dividend income, provided certain holding period requirements are met.

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

     A distribution of additional shares issued by us to U.S. Holders with respect to their ADSs or equity shares that is pro rata to all of our shareholders may not be subject to United States federal income tax. In the case of such a non-taxable stock dividend, such a distribution will not give rise to foreign source income and a U.S. Holder will not be able to use the foreign tax credit arising from any Indian withholding tax imposed in connection with such distribution unless the foreign tax credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income of the U.S. Holder. The tax basis of such additional shares will be determined by allocating the U.S. Holder's tax basis in the ADSs or equity shares between the ADSs or equity shares and the additional shares, based on their relative fair market values on the date of distribution.

     Sale or Other Disposition of ADSs or Ordinary Shares. A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or equity shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such ADSs or equity shares. Any capital gain or loss will be long-term if the ADSs or equity shares have been held for more than one year and will generally be United States source gain or loss. The claim for a deduction in respect of a capital loss is subject to limitations.

     PFIC Considerations. If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of ADSs or equity shares may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ADSs or equity shares and (ii) any "excess distribution" paid on the ADSs or equity shares (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution.

                              DOCUMENTS ON DISPLAY

     We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. One may read and copy any materials filed with the SEC at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since November 4, 2002, subject to some exceptions, we have been required to file our periodic reports electronically through the SEC's EDGAR system. Any filings we make electronically are available to the public over the Internet at the SEC's Website at http://www.sec.gov .

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CREDIT RISK

     Financial instruments/investments which potentially subject us to credit risk include periodic temporary investments of excess cash, trade receivables and investments in ITI Limited preference shares and bonds of the Maharashtra Krishna Valley Development Corporation (MKVDC). We place our temporary excess cash in bank deposits. Credit risk associated with trade receivables is minimal due to our large customer base. We have not historically experienced significant losses on trade receivables.

     We hold Rs.1,000 million of 8.75% redeemable cumulative preference shares of ITI Limited, an Indian government company in the telecom equipment and distribution business. These shares are redeemable in five equal annual installments commencing March 2005. We believe the risk in relation to investments made in ITI Limited is somewhat offset by the clause relating to set off the amounts receivable in respect of principal outstanding from the dues payable to ITI Limited, built into the share purchase agreement.

     We hold Rs.2500 million of 11.5% bonds issues MKVDC, a subsidiary of the government of Maharashtra, which we acquired in 2002. They are redeemable 10 years after issue. The credit risk for the investment in bonds issued by the MKVDC is minimized due to the payment mechanism envisaged in the prospectus. In the event that such amount is not transferred, the trustees would be entitled to invoke the guarantee given by the state government.

EXCHANGE RATE AND INTEREST RATE RISK

     We are not exposed to any material foreign currency exchange risk since our revenues and expenses are primarily in Indian rupees. We are not exposed to any material interest rate risk since we do not rely on borrowings to meet our working capital and capital expenditure requirements. As of March 31, 2004, we had no debt.

FAIR VALUE

     The fair value of our current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

     The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2004 is Rs.3,901 million as compared to the carrying amount of Rs. 3,500 million.

     The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2004 is Rs.2,647 million as compared to the carrying amount of Rs.2,765 million.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Dr. Jagdish Shettigar, Chairman of the Audit Committee, is an audit committee "financial expert" by reason of his relevant experience which is discussed in Item 6 of this report.

ITEM 16B. CODE OF ETHICS

     The Company has a Code of Ethics as part of its Rules of Conduct. A copy of the Code of Ethics may be obtained upon request addressed to the Company Secretary at the Company's principal office, indicated on the cover of this report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PwC served as our independent registered public accounting firm for the year, ended March 31, 2003 and 2004 in connection with the audit of the audited consolidated financial statements being filed with this annual report on Form 20-F.

     The following table presents the aggregate fees for professional services and other services rendered by PWC to us in 2003 and 2004 in Million Rs.

                             2003       2004
Audit Fees                   2.83       3.10
Other Fees                   2.23       2.43
     (I)  TOTAL              5.06       5.53

     Audit fees are fees agreed upon with PwC for the fiscal years 2003 and 2004 (including related expenses) for the audit of our annual consolidated financial statements.

     Other Fees is on account of consultancy for obtaining license for the company of Certification Authority and other consultancy work.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     Our board of directors requires management to obtain the board's approval before engaging independent outside auditors to provide any audit or permitted non-audit services to us. Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by PWC, our principal auditor. Pursuant to the board's pre-approval process, each year, PWC prepares a detailed list of services that it proposes to perform during the coming year. These proposed services are presented to the board of directors, which considers and approves the services. Management is not permitted to engage our outside auditors for any audit or non-audit service that is not on the list of services approved by the board of directors without first returning the board of directors for approval of such additional services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 through F-30.

ITEM 19.  EXHIBITS

NUMBER    DESCRIPTION OF EXHIBIT

1.1 Memorandum and Articles of Association of the Registrant, as amended on January 31, 2002./*/

2.1 Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the holders from time to time to American Depositary Shares issued thereunder, including as an exhibit, the form of American Depositary Receipt./**/

4.1 Lease Agreement dated January 16, 1996 between Life Insurance Corporation of India and the Registrant./**/

4.2 License Agreement for provision of Internet Services in Delhi dated November 6, 1998 between President of India acting through Assistant Director General, Ministry of Communications and the Registrant./**/

4.3 License Agreement for provision of Internet Services in Mumbai dated November 6, 1998 between President of India acting through Assistant Director General, Ministry of Communications and the Registrant./**/

4.4 License Agreement for provision of Internet Services dated October 6, 2000 between President of India acting through Assistant Director General, Ministry of Communications and Millennium Telecom Limited./**/

12.1      Certification of Chief Executive Officer

12.2      Certification of Principal Financial Officer

13.1      Certification of Chief Executive Officer

13.2      Certification of Principal Financial Officer

----------

*Previously filed on September 30, 2002, as exhibits to Annual Report on Form 20-F for fiscal 2002.

**Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).

                        MAHANAGAR TELEPHONE NIGAM LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE

Audited Consolidated Financial Statements Prepared
   in Accordance with Accounting
Principles Generally Accepted in the United States.
Report of Independent Accountants                                            F-2
Consolidated Balance Sheets                                                  F-3
Consolidated Statements of Operations                                        F-4
Consolidated Statement of Changes in Shareholders' Equity                    F-5
Consolidated Statements of Cash Flow                                         F-6
Notes to Consolidated Financial Statements                                   F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAHANAGAR TELEPHONE NIGAM LIMITED


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity, present fairly, in all material respects, the financial position of Mahanagar Telephone Nigam Limited and its subsidiaries at March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PRICE WATERHOUSE

NEW DELHI, INDIA

SEPTEMBER 30, 2004

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                           CONSOLIDATED BALANCE SHEETS
      (INDIAN RUPEES IN MILLION, EXCEPT SHARE DATA AND AS STATED OTHERWISE)

                                                                  AS OF MARCH 31,
                                                        ----------------------------------
                                                            2003        2004       2004
                                                        ----------  ----------  ----------
                                                                              CONVENIENCE
                                                                              TRANSLATION
                                                                             INTO MILLION
                                                                                  OF US $
                                                                              (UNAUDITED)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                18,162      25,534         589
  Restricted cash                                               8          11           -
  Accounts receivable, net of
     allowances                                             3,760       6,392         147
  Due from related parties                                 29,644      26,725         615
  Inventories                                               1,416         991          22
  Unbilled revenue                                          5,296       5,379         124
  Deferred income taxes                                     3,675       5,325         123
  Other receivables                                         3,313       3,999          92
                                                        ----------  ----------  ----------
       TOTAL CURRENT ASSETS                                65,274      74,356       1,712

  Deferred income taxes                                     1,464       2,682          62
  Investment in held to maturity securities                 3,500       3,500          81
  Investments in affiliates                                   192         205           5
  Property and equipment, net                              79,259      79,664       1,835
  Restricted assets                                         9,070      13,043         301
  Other assets                                              2,284       2,559          59
                                                        ----------  ----------  ----------
       TOTAL ASSETS                                       161,043     176,009       4,055
                                                        ==========  ==========  ==========

Contingencies and commitments (refer note 23 & 25)

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                          5,442       8,626         199
  Due to related parties                                   18,885      18,561         428
  Accrued expenses and other current liabilities           30,513      31,079         716
                                                        ----------  ----------  ----------
       TOTAL CURRENT LIABILITIES                           54,840      58,266       1,343

  Accrued employee cost                                    10,957      20,404         470
  Deferred income taxes                                    16,265      16,504         380
                                                        ----------  ----------  ----------
       TOTAL LIABILITIES                                   82,062      95,174       2,193
                                                        ==========  ==========  ==========

STOCKHOLDERS' EQUITY
  Equity shares, 800,000,000 shares authorized,
    issued and outstanding - 630,000,000
  shares as of March 31, 2003 and 2004                      6,300       6,300         145
  Additional paid-in capital                                6,649       6,649         153
  Retained earnings                                        65,724      67,578       1,557
  Research and development reserve                            308         308           7

                                                        ----------  ----------  ----------
TOTAL STOCKHOLDERS' EQUITY                                 78,981      80,835       1,862
                                                        ----------  ----------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                161,043     176,009       4,055
                                                        ==========  ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
      (INDIAN RUPEES IN MILLION, EXCEPT SHARE DATA AND AS STATED OTHERWISE)

                                                     FOR THE YEARS ENDED MARCH 31,
                                          ----------------------------------------------------
                                             2002          2003          2004          2004
                                          ----------    ----------    ----------    ----------
                                                                                   CONVENIENCE
                                                                                   TRANSLATION
                                                                                  INTO MILLION
                                                                                       OF US $
                                                                                   (UNAUDITED)
                                          ----------    ----------    ----------    ----------
Revenues                                     58,735        55,251        61,084         1,407
Cost of revenues (excluding depreciation    (30,729)      (30,092)      (37,531)         (865)
 shown separately below)                  ----------    ----------    ----------    ----------
Gross profit                                 28,006        25,159        23,553           542
Selling, general and administrative
 expenses (excluding depreciation
 shown separately below)
                                             (7,799)       (8,405)       (9,701)         (224)
Depreciation                                 (6,905)       (8,507)       (8,675)         (200)

                                          ----------    ----------    ----------    ----------
TOTAL OPERATING EXPENSES                    (14,704)      (16,912)      (18,376)         (424)
                                          ----------    ----------    ----------    ----------

INCOME FROM OPERATIONS                       13,302         8,247         5,177           118
Interest and other income, net                2,051         2,218         2,844            65
                                          ----------    ----------    ----------    ----------
INCOME BEFORE INCOME TAXES,                  15,353        10,465         8,021           183
 AND SHARE OF LOSSES FROM AFFILIATE
Income taxes                                 (5,687)       (4,754)       (2,949)          (68)
Equity in (losses) of affiliate                  (4)           (4)          (20)            -

                                          ==========    ==========    ==========    ==========
NET INCOME                                    9,662         5,707         5,052           115
                                          ==========    ==========    ==========    ==========

EARNINGS PER EQUITY SHARE
   -Basic                                  Rs.15.34       Rs.9.06       Rs.8.02         $0.18
   -Diluted                                Rs.15.34       Rs.9.06       Rs.8.02         $0.18

WEIGHTED AVERAGE NUMBER OF EQUITY
 SHARES USED IN COMPUTING EARNINGS
 PER EQUITY SHARE( IN MILLION)
   -Basic                                       630           630           630           630
   -Diluted                                     630           630           630           630

                                          ----------    ----------    ----------    ----------

    The accompanying notes form an integral part of these consolidated financial statements.

                                             MAHANAGAR TELEPHONE NIGAM LIMITED
                                   CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                           (INDIAN RUPEES IN MILLION, EXCEPT SHARE DATA AND AS STATED OTHERWISE)

                                              COMMON STOCK
                                       --------------------------     ADDITIONAL               RESEARCH AND      TOTAL
                                                                       PAID-IN      RETAINED    DEVELOPMENT   STOCKHOLDERS'
                                          SHARES         AMOUNT        CAPITAL      EARNINGS     RESERVE         EQUITY
                                       ------------------------------------------------------------------------------------
Balance as of April 1, 2001             630,000,000        6,300         6,649        56,314           308        69,571
Net income                                        -            -             -         9,662             -         9,662
Dividends                                         -            -             -       (2,835)             -       (2,835)
Taxes paid on dividends                           -            -             -         (289)             -         (289)
                                       -------------   ----------    ----------    ----------    ----------    ----------
Balance as of March 31, 2002            630,000,000        6,300         6,649        62,852           308        76,109
                                       =============   ==========    ==========    ==========    ==========    ==========
Net Income                                        -            -             -         5,707             -         5,707
Dividends                                                                            (2,835)             -       (2,835)
                                       -------------   ----------    ----------    ----------    ----------    ----------
Balance as of March 31, 2003            630,000,000        6,300         6,649        65,724           308        78,981
                                       =============   ==========    ==========    ==========    ==========    ==========
Net income                                        -            -                       5,052             -         5,052
Dividends                                         -            -                     (2,835)             -       (2,835)
Taxes paid on dividend                            -            -                       (363)             -         (363)
                                       -------------   ----------    ----------    ----------    ----------    ----------
Balance as of March 31, 2004            630,000,000        6,300         6,649        67,578           308        80,835
                                       =============   ==========    ==========    ==========    ==========    ==========

                                                       ----------    ----------    ----------    ----------    ----------
CONVENIENCE TRANSLATION INTO MILLION                         145           153         1,557             7         1,862
OF US $ (UNAUDITED)                                    ==========    ==========    ==========    ==========    ==========

                  The accompanying notes form an integral part of these consolidated financial statements.

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOW
      (INDIAN RUPEES IN MILLION, EXCEPT SHARE DATA AND AS STATED OTHERWISE)

                                                               FOR THE YEARS ENDED MARCH 31,
                                                     --------------------------------------------------
                                                        2002         2003         2004          2004
                                                     ----------   ----------   ----------   -----------
                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                                                           INTO MILLION
                                                                                             OF US $
                                                                                           (UNAUDITED)
                                                     ------------------------------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME
                                                         9,662        5,707        5,052           115
Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation                                             6,905        8,507        8,675           200

Loss / (profit) on sale of fixed assets                    555          (75)         107             2

Deferred taxes                                          (1,824)         873       (2,630)          (61)

Excess liabilities written back                          (224)        (256)       (1,130)          (26)

Other non cash charges                                       -          301          394             9

Allowances for accounts receivables and advances         1,779        2,074        2,417            56

Equity in (losses) of equity affiliate                       4            4           20             -

Changes in assets and liabilities, net

Increase in accounts receivables                          (753)        (837)      (5,132)         (118)

(Increase)/ decrease in inventories                       (557)       1,477          425            10

(Increase)/ decrease in other receivables                3,036       (5,476)       1,370            31

(Increase)/ decrease in restricted assets               (3,697)        (769)      (3,973)          (92)

Increase/(decrease) in accounts payable                   (417)         672        3,184            73

Increase in accrued employee costs                       1,770        1,847        9,447           219

Increase in other payables                                 925        9,407        1,659            38
                                                     ----------   ----------   ----------   -----------
NET CASH PROVIDED BY THE OPERATING ACTIVITIES           17,164       23,456       19,885           456
                                                     ----------   ----------   ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES

Movements in restricted cash                                 2           (1)          (3)            -

Purchase of fixed assets                               (11,170)     (12,196)      (9,337)         (215)

Proceeds from sale of fixed assets                         740          141           58             1

Refund of short term loans                               1,500            -            -             -

Investments in held to maturity securities              (1,000)      (2,500)           -             -

Investment in affiliate                                    (17)        (183)         (33)           (1)
                                                     ----------   ----------   ----------   -----------
NET CASH USED IN INVESTING ACTIVITIES                   (9,945)     (14,739)      (9,315)         (215)
                                                     ----------   ----------   ----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of loan from DOT                              (4,245)     (12,176)           -             -

Payments under capital lease obligations                  (222)           -            -             -

Dividends paid                                          (3,124)      (2,835)      (3,198)          (74)
                                                     ----------   ----------   ----------   -----------
NET CASH FROM FINANCING ACTIVITIES                      (7,591)     (15,011)      (3,198)          (74)
                                                     ----------   ----------   ----------   -----------
Net increase/(decrease) in cash and cash
   Equivalents                                            (372)      (6,294)       7,372           167

Cash and cash equivalents at the
   beginning of the year                                24,828       24,456       18,162           418
                                                     ----------   ----------   ----------   -----------
CASH AND CASH EQUIVALENTS AT THE END OF
  THE YEAR                                              24,456       18,162       25,534           585
                                                     ==========   ==========   ==========   ===========

     SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest                                   3,245        3,014        3,315            76
Cash paid for income taxes                               8,666        8,447        8,327           192

          The accompanying notes are an integral part of these consolidated financial statements

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

1.   ORGANIZATION AND NATURE OF OPERATIONS

     Incorporation and history

     Mahanagar Telephone Nigam Limited ("MTNL") is incorporated in India, as a limited liability company under the Indian Companies Act, 1956, with its registered office in New Delhi, India. MTNL is the principal provider of basic or fixed line telecommunications services in Delhi and Mumbai. MTNL's license is valid up to March 31, 2013 for fixed line services and covers the state of Delhi and the municipalities of Mumbai, Navi Mumbai and Thane, which are in the state of Maharashtra. MTNL also provides internet and cellular services in both Delhi and Mumbai for which it has licenses valid up to September 7, 2017 and October 9, 2017 respectively.

     Millennium Telecom Limited (hereinafter referred to as "MTL"), a wholly owned India based subsidiary of MTNL, is engaged in providing web based tendering portal solutions.

     Mahanagar Telephone Mauritius Limited (hereinafter referred to as "MTML"), also a wholly owned subsidiary of MTNL, has been registered in Mauritius on November 14, 2003 to provide public switched telecom services, public land mobile services and international long distance services for which a license has been awarded on January 27, 2004 by the Government of Mauritius for a period of 15 years with service obligation within 18 months of grant of license. The MTML has not started operations till March 31, 2004. MTNL has paid Rs. 45 million during the year ended March 31, 2004 towards subscription of MTML shares, for which the allotment has not yet completed.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of preparation

          Hitherto, MTNL had been preparing and presenting its consolidated financial statements in accordance with the accounting and reporting requirements of International Accounting Standards (IAS). MTNL had also been presenting reconciliation between net income and stockholders' equity prepared in accordance with IAS and in conformity with accounting principles generally accepted in the United States

          During the current year, MTNL has changed basis of presenting its financial statements. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in United States to reflect the financial position and results of operations of MTNL along with its subsidiaries. The previous years are adjusted to conform to the current period presentation.

     (b)  Principles of consolidation

          The consolidated financial statements present the accounts of MTNL and all of its subsidiaries, which are more than 50% owned and controlled (hereinafter collectively referred to as "the Company"). All material inter-company accounts and transactions are eliminated on consolidation. The Company's' investments in business entities in which it does not have control, but have the ability to exercise significant influence over the operating and financial policies (generally 20-50 percent ownership), are accounted for under the equity method of accounting.

     (c)  Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the results of operations during the reporting periods. Significant estimates and assumptions are used for, but not limited to, allowances for uncollectible accounts receivable, future obligations under employee benefit plans, the useful lives of property and equipment, income tax valuation allowances and contingencies. Actual results could differ from these estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates.

     (d)  Convenience translation

          The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India which is also the functional currency of the Company. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2004, have been translated into United States dollars at the noon buying rate in New York city on March 31, 2004, for cable transfers in Indian rupees, as certified for customs purposes by the Federal

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

          Reserve Bank of New York of $1= Rs.43.40. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

     (e)  Foreign currencies

          The functional and reporting currency of the Company is Indian rupees. Monetary assets and liabilities in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. The gains or losses resulting from foreign currency transactions are included in the statement of income.

     (f)  Revenue recognition

          Revenues include amounts invoiced for call revenue, fixed monthly rental charges, roaming charges, activation fees, internet services, access and interconnection revenue and fees for value added services (`VAS').

          Revenues for fixed line and cellular telephonic services are recognized based upon metered call units (MCU) of traffic processed. Rental revenues and leased circuits rentals are recognised based upon contracted fees schedule. Revenues from internet services are recognized based on usage by subscribers.

          Revenues associated with access and interconnection for usage of the Company's telephone network by other operators for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by Telecom Regulatory Authority of India ("TRAI"). TRAI regulation specifies per minute rates for metered call units (MCU) of traffic terminated on the Company's network.

          Revenues are shown net of service tax and applicable discounts and allowances.

          Unbilled receivables represent revenues recognized in respect of services provided from the last bill cycle date to the end of the year. These are billed in subsequent periods as per the terms of the billing plans.

          Amounts charged for the new connection given to existing and new customers are deferred and released to the consolidated income statements over the average life of the customer relationship. In addition to amount so deferred, deferred revenue includes amounts billed in advance for services to be rendered.

     (g)  License fee

          The Company is paying license fee and spectrum charges to DOT in accordance with conditions governing license fee for Basic Telephone Service and Cellular Telephone Service prescribed by DOT under the Revenue Sharing Regime, whereby license fee is computed at a specified percentage of adjusted gross revenue. The license fee is expensed as incurred.

     (h)  Network charges

          Charges associated with access to and interconnection to other operators' network by the Company for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by Telecom Regulatory Authority of India ("TRAI"), where applicable, and in accordance with the terms of agreements entered into with other operators. TRAI regulation specifies per minute charges for metered call units (MCU) of traffic terminated on the other operators' network.

     (i)  Customer deposits

          Customers are required to pay deposits either when included on the waiting list for a line or on connection to the telephone network. Majority of the deposits received are refundable to the customer on termination of service, but can also be offset against outstanding amounts, if any, due to the Company. Most classes of customers pay an upfront deposit, which is treated as a prepayment against the customers' telephone bill each month. Any remaining deposit is refundable on termination. These customer deposits, being repayable on demand, are classified as current liability.

     (j)  Property and equipment

          Property and equipment are stated at cost less accumulated depreciation. Assets acquired under capital leases are stated at the present value of minimum lease payments less accumulated depreciation. Cost, in the case of the network, comprises all expenditure up to and including the cabling and wiring within customers' premises and includes contractor's charges and payments in respect of materials and direct labour. Capitalization of staff costs, including employees' remuneration and benefits, is based on a technical assessment of the actual staff costs directly related to such capital expenditure.

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

          Expenditures for improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized, while expenditures for repairs and maintenance are expensed as incurred.

          Costs for acquiring software for internal use are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

          Advances paid towards the acquisition of property and equipment outstanding at each balance sheet date and the expenditures for construction of network systems and other projects prior to the asset being ready for its intended use are reflected as capital work in progress. The interest cost incurred for funding a qualifying asset during the construction period is capitalized based on actual investment in the asset and the average cost of funds or specific rate of borrowings. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

          Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, with the exception of leasehold improvements and assets acquired through capital leases, which are depreciated over the lesser of the estimated useful lives of the asset or the term of the lease.

          The estimated useful lives of assets are as follows:

               Land - leasehold                    Over the period of the lease

               Buildings                           30 to 60 Years

               Cable and related equipment         20 to 25 Years

               Exchanges and related Equipment     10 Years

               Other fixed assets                  5 to 10 Years

          Fixed Assets are being depreciated over their useful lives which exceed the license term since the company believes that its licenses will be extended beyond their current term.

     (k)  Accounting for asset retirement obligations

          In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligation. SFAS No. 143 is effective for financial years beginning after June 15, 2002 and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The Company adopted this statement effective April 1, 2003.

          The Company is subject to asset retirement obligations in relation to certain operating lease agreements primarily relating to sites on which the Company's network infrastructure is positioned. These leases can include legal obligations to restore the leased site at the end of the lease term. Based on the Company's historical experience it is expected that a high majority of existing sites will continue to be of importance to the network and that, where possible, the Company will continue to renew leases on these sites. The adoption of SFAS No. 143 did not have a material impact on the Company's consolidated financial statements.

     (l)  Impairment of long lived assets

          The Company has adopted the provisions of SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets on April 1, 2002. The Company reviews long-lived assets for impairment wherever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Each Impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

     (m)  Start-up-costs

          Cost of start-up activities including organization costs are expensed as incurred.

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

     (n)  Assets given under finance lease

          Assets given under finance lease are recognized as receivables at an amount equal to the net investment in the leased assets. The finance income is recognized based on periodic rate of return on the net investment of the lessor outstanding in respect of the finance lease.

     (o)  Operating Leases

          Lease payments under an operating lease are recognized as an expense in the income statement, on a straight-line basis over the lease term.

     (p)  Investment

          The Company has evaluated its investment policies consistent with the provisions of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities and determined that all of its investments with fixed maturity for which the management has the intent and ability to hold to maturity, are to be classified as held-to-maturity. Held-to-maturity investments are carried at amortised cost using the effective yield method, adjusted for the amortization or accretion of premiums or discounts. Cost includes transaction cost.

          A decline in the fair value of any held-to-maturity security below cost that is deemed to be other than temporary, results in a reduction in carrying amount to fair value with a charge to the income statement. For securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis. In order to determine whether a decline in value is other than temporary, the Company evaluates, among other factors, the duration and extent to which the value has been less than the carrying value, the financial condition and business outlook of the investee including cash flow indicators, current market condition and trends in the industry or the ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in value. Dividend and interest income are recognized, when earned.

     (q)  Investments in affiliates

          The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the affiliate. The excess of the cost over the underlying net equity of investments in affiliates is allocated to identifiable assets based on the fair value at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

          The Company's equity in the profits/losses of affiliates is included in the consolidated statements of income, unless the carrying amount of an investment is reduced to zero and the Company is under no guaranteed obligation or otherwise committed to provide further financial support. The Company's share of net assets of affiliates is included in the consolidated balance sheets.

     (r)  Inventories

          Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method for all categories of inventories. Inventories comprise handsets, cables, exchange equipment and other stores and spares which are used in operating and maintaining networks. Inventories are reviewed on a periodic basis for identification and write-down of slow moving, obsolete and impaired inventory. Such write-downs, if any, are included in cost of revenues.

     (s)  Cash and cash equivalents and restricted cash

          The Company considers all highly liquid financial instruments, which are readily convertible into cash and have original maturities of three months or less on the date of purchase, to be cash equivalents. Restricted cash represents bank balances earmarked towards unclaimed dividend.

     (t)  Retirement benefits

          Company's employees

          The Company has two sets of retirement schemes for its employees based on the option exercised by them. Under one scheme, the employees are eligible for provident fund, gratuity, leave encashment and medical benefits and in the other scheme, the employees are eligible for

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

          pension, general provident fund, gratuity, leave encashment and medical benefits. The entitlement under various schemes is as follows:

          Pension

          Under the pension scheme, after retirement the employees are eligible for monthly payments including dearness allowance based on the last drawn salary.

          Gratuity

          In accordance with Indian laws, the Company provides gratuity benefits to all eligible employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment.

          Medical

          The scheme entitles the retirees to reimbursement, in any year, limited to half of the monthly emoluments drawn by the employee on the date of retirement and reimbursement of hospitalization charges.

          Leave encashment

          Leave encashment benefit comprises encashment of leave balances accumulated by employees. These balances are encashable during the tenure of the employment or on termination of service or on retirement.

          Provident fund

          Provident fund is a defined contribution retirement plan under which, in accordance with Indian law, the employer and employee make monthly contributions to the plan equal to 12% of the employee's salary (basic and dearness allowance). The contribution is paid to the provident fund trust established by the Company. The Company is obligated to make good any shortfall in statutorily assured rate of return on the assets of the trust. Currently, the Company has no further obligation under the provident fund beyond its contribution, which is expensed when accrued.

          General provident fund

          General provident fund ("GPF") is a scheme applicable to the employees who have opted for the Government pension scheme. Under the scheme the employee contributes 6% to 100% of their basic pay towards GPF. The employer is not required to make any contribution towards the fund. The Company is providing interest at the statutorily applicable rate of 8% per annum. The Company also entitles the employees to take interest free loans up to 90% of the amount contributed by them towards the GPF.

          Pension, gratuity, medical benefits and leave encashment are defined benefit retirement plans and the liability thereof is provided based on actuarial valuation. All actuarial gains and losses are expensed off in the year, in which they arise. Prior service cost of medical benefits is being over the average remaining service period.

          Employees on secondment from DOT

          The employees who are seconded from DOT are entitled to pension, gratuity and leave encashment from the Government. The Company makes contributions, to fund the Government's pension, gratuity and leave encashment liability in respect of seconded employees, in accordance with the rates prescribed by the Government. The Company has no further liability in respect of these employees. Additionally, these employees are covered under eligible Government medical schemes.

          (u) Income taxes

          In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted. Based on management's judgment, the measurement of deferred tax assets is reduced, if necessary,

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

          by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

     (v)  Dividends

          Dividends are recorded in the consolidated financial statements in the period in which they are approved by the shareholders.

     (w)  Earnings per share

          In accordance with SFAS No. 128, Earnings Per Share (EPS), basic earnings per share is computed using the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of equity and dilutive equity equivalent shares outstanding during the period, except where results would be anti-dilutive.

     (x)  Advertisement expenses

          Advertising and business promotion costs are expensed as incurred and totaled Rs. 199 million for the year ended March 31, 2004 (2003: Rs. 298 million, 2002: Rs. 253 million).

     (y)  Reclassifications

          The Company has reclassified commission to PCO operators and excess balances written back for the years ended March 31, 2002 and 2003 from selling, general and administrative expenses and revenues. These have been presented as reduction from revenue and interest and other income respectively to conform to current presentation. These reclassifications reduced the previously reported gross profit by Rs. 2,926 million and Rs. 3,264 million for the years ended March 31, 2002 and 2003 respectively, with a corresponding decrease in operating expenses and revenue. Certain other reclassifications have been made to conform prior period data to current presentation. The above reclassifications had no impact on the reported net income or stockholders' equity.

3.   RECENT ACCOUNTING PRONOUNCEMENTS

     In January 2003, the Financial Accounting Standard Board (FASB) issued FASB Interpretation Number 46 (FIN 46), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51. FIN 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN 46 will be applicable from fiscal periods ending after December 15, 2003. Further, in December 2003, the FASB issued a revision to FIN 46 (FIN 46-R) to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. The adoption of FIN 46-R has not had a material impact on the Company's consolidated financial statements.

     In May 2003, the EITF reached a consensus on EITF No. 01-08, which clarifies certain provisions of SFAS 13, Accounting for Leases, with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under the model of EITF 01-8 should be accounted for under current lease accounting literature. EITF 01-8 should be applied prospectively for lessees and lessors to arrangements newly agreed to, modified, or acquired in a business combination beginning with the first reporting period after May 28, 2003. The adoption of this consensus has not had a material impact on the Company's consolidated financial statements.

     In November 2003, the EITF reached a partial consensus on EITF 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to certain Investments, which requires that additional information about unrealized losses pertaining to certain debt and equity securities and non-marketable cost method investments be disclosed. The Company has adopted the disclosure provisions of EITF 03-01.

     In December 2003, the FASB issued SFAS No. 132 (Revised 2003), Employers' Disclosures about Pensions and Other Post retirement Benefits, which revises financial statement disclosures for pension plans and other post retirement benefit plans. With respect to health care benefits related revised disclosures, the statement is applicable for fiscal years ending after December 15, 2003. The Company has adopted the disclosure provisions of SFAS No. 132.

     In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition" ("SAB 104"), which supersedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purposes is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF 00-21, Accounting for Revenue arrangements with Multiple Deliverables. Additionally, SAB 104 rescinds the SEC's related

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

     Revenue Recognition in Financial Statements Frequently asked questions and Answers issued with SAB 101 that had been codified in SEC topic 13, Revenue Recognition. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. The adopting of SAB 104 did not have a material effect on the Company's Consolidated Financial Statements.

4.   RELATIONSHIP BETWEEN DOT/BSNL/VSNL AND THE COMPANY

     The relationship between the Department of Telecommunication ("DOT")/ Bharat Sanchar Nigam Limited ("BSNL")/ Videsh Sanchar Nigam Limited ("VSNL") and the Company falls into the following distinct categories.

     (a) The Company operates its fixed line business pursuant to a license from the DOT which is valid until March 31, 2013. The DOT retains the right, however, to revoke the license after giving one month's notice to the Company.

     (b) The Company was granted a cellular license on October 10, 1997 to operate in Delhi and Mumbai for a period of 20 years from the date of its issue.

     (c) During 2002, the Company was granted a license by DOT to establish, maintain and operate internet services in Delhi and Mumbai for a period of 15 years.

     (d) In October, 1999 the DOT, which had performed the role of both licensor and policy maker for the Ministry of Communication and operated as India's domestic long distance service provider and fixed-line service provider (except for the areas of Delhi and Mumbai), was split into two departments. DOT/ Telecom Commission, or DOT, now performs the role of licensor and policy maker. The Department of Telecom Services, or DTS, functioned as the Government of India's local and long distance network service provider till September 30, 2000. On October 1, 2000, DTS was incorporated as BSNL and carries out the functions of DTS including the determination of the networking charges payable for access to its network.

     (e) Until March 31, 2001, BSNL was the sole service provider for carriage of NLD calls. Further it was also carrying ILD calls up to the gateway provided by VSNL. However, carriage of NLD and ILD calls has been opened to other operators with effect from April 1, 2001 and April 1, 2002 respectively. Though the Company continues to use BSNL network for the carriage of NLD calls, it has entered into arrangements with different ILD operators for carriage of ILD calls with effect from April 1, 2002. However significant amount of ILD calls traffic is being handled by VSNL. During the year, the Company has accrued charges amounting to Rs. 1,206 million (2003: 2,002 million, 2002:
          Nil) for carriage of ILD calls originating on its network and Rs. 1,015 million (2003: 1,677 million, 2002: Nil) as revenue for ILD calls terminating on its network.

     (f) The Company accrued license fee and spectrum charges of Rs. 9,978 million during the year ended March 31, 2004 (2003: Rs 6,100 million; 2002: Rs. 6,235 million) payable to DOT and networking charges of Rs. 6,922 million during the year ended March 31, 2004 (2003: Rs. 7,023 million; 2002; Rs.11,479 million) payable to BSNL for NLD calls. Also refer note 5 below.

     (g) In accordance with the Interconnect Usage Charges Regulation issued by TRAI during the year, the Company has also accrued revenue on account of interconnect usage charges aggregating to Rs. 6,236 Million (2003:
          Rs. Nil, 2002: Rs. Nil) from BSNL for carriage of calls terminating on company's network.

     Also refer note 19.

5.   LICENSE FEES AND NETWORK CHARGES

     On April 9, 2001, the DOT communicated that the annual license fee will be revised and shall be payable at 12% of Adjusted Gross Revenue ("AGR") for Basic Telephone Service effective from August 1, 1999, (as against Rs. 900 per direct exchange line under the earlier arrangement). This was the rate applicable to private operators. On September 5, 2001, the DOT, amended its position and informed the Company that the date from which the revised license fees will be payable will be notified later. The DOT also informed the Company that the network charges payable to BSNL will also be revised, and that the license fee and the network charges would be reviewed with effect from the same date. Accordingly, the license fee and networking charges on revised basis were not to be paid till the DOT communicated the effective date for such revision. The earlier license fee and networking arrangement expired on March 31, 2000 and March 31, 2001 respectively. No agreement was entered for payment of license fee and networking charges for the fiscal years ended March 31, 2002, 2003 and 2004. In the absence of any

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

     agreement, license fee and networking charges for these years had been accrued on the same basis as is applicable to private operators. In the fiscal 2001, the Company paid license fee based on earlier arrangement.

     Subsequent to the year ended March 31, 2004 in a meeting held between DOT, BSNL and the Company to resolve the ambiguity with respect to license fee and networking charges it was agreed that the license fees was payable at 12% of AGR and networking charges as per TRAI regulations with effect from August 1, 1999. Also, the revenue sharing percentages earlier agreed to between MTNL and BSNL, other than those governed by TRAI regulations, were revised with retrospective effect. This has resulted in an incremental charge of Rs. 3,520 million in the consolidated statements of income on account of license fee and a benefit of Rs 1,515 million on account of networking charges for periods upto March 31, 2003.

6.   CASH AND CASH EQUIVALENTS

     The cost and fair values for cash and cash equivalents are as follows:

                                                                  AS OF MARCH 31,
                                                      --------------------------------------
                                                         2003          2004          2004
                                                      ----------    ----------    ----------
                                                                                 (MILLION OF
                                                                                   DOLLARS)
                                                        (MILLIONS OF RUPEES)      UNAUDITED
                                                      ------------------------    ----------
        Cash at bank and in hand                          2,394         2,280            53

        Short term bank deposits                         15,768        23,254           536
                                                      ----------    ----------    ----------
                                                         18,162        25,534           589
                                                      ==========    ==========    ==========

7.   PROPERTY AND EQUIPMENT

                                                                  AS OF MARCH 31,
                                                      --------------------------------------
                                                         2003          2004          2004
                                                      ----------    ----------    ----------
                                                                                 (MILLION OF
                                                                                     US $)
                                                        (MILLIONS OF RUPEES)      UNAUDITED
                                                      ------------------------    ----------
        Land and buildings                                9,839        11,409           263

        Cable and related equipment                      61,618        65,406         1,507

        Exchanges and related equipment                  60,157        63,415         1,461

        Other fixed assets                                4,275         4,567           105

        Capital work in progress                          7,831         4,313            99
                                                      ----------    ----------    ----------
                                                        143,720       149,110         3,435

        Accumulated depreciation and amortization       (64,461)      (69,446)       (1,600)
                                                      ----------    ----------    ----------
        Property and equipment, net                      79,259        79,664         1,835
                                                      ==========    ==========    ==========

     Depreciation expense was Rs. 8,675 million for year ended March 31, 2004, (2003: Rs. 8,507 million and 2002: Rs. 6,906 million).

     In 1987, the assets and properties of the Department of Telecommunications ("DOT") located in Delhi and Mumbai were transferred to the Company by an order of the Government of India (the "Government") and a deed of sale was executed by the Government in favor of the Company representing irrevocable transfer. Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal, duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the DOT, transferred by the Government to the Company has been executed but has not been registered with the appropriate municipal authorities. The formal transfer deed and physical delivery of possession of the DOT's non-real estate assets has resulted in the transfer of such non-real estate assets of the DOT to the Company in Delhi and Mumbai.

     Indian law requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate. Such stamp duty has not been paid in respect of any of the properties acquired or leased by the Company. Accordingly, the Company may be liable for stamp duty and penalties thereon if a deed is registered by the Company in the future (other than with respect to the DOT properties acquired from the Government as at March 30,

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

     1987). All liabilities for stamp duties in respect of the DOT properties acquired by the Company from the Government as at March 30, 1987 are to be borne by the Government. The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable the Company to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, the Company cannot sell its properties without payment of stamp duties and registering the properties in its name. In preparing the consolidated financial statements the provision made on a best estimate basis for such stamp duty as of March 31, 2004, is Rs. 614 million (2003:Rs. 534 million) which has been capitalised. The Company does not intend to sell any of these properties In terms of its Articles of Association the Company has to obtain prior approval of the President of India in respect of sale or disposal of any land or building costing more than Rs.1 million.

8.   LEASES

     The Company incurred operating lease charges in respect of all cancelable and non cancelable leases of Rs. 645 million in the year ended March 31, 2004 (2003: Rs. 677 million; 2002: Rs. 775 million). Such leases are, in general, for a period of three to five years, with a renewable option in most of the cases and include price escalation clauses varying from 10% to 30% after 3 years. Minimum future lease commitments under non-cancelable operating leases as of March 31, 2004 are as follows:

                                                            (MILLION OF US $)
                                     (MILLION OF RUPEES)            UNAUDITED
                                     --------------------   ------------------
       Year ending March 31,

       - 2005                                         48                    1

       - 2006                                         71                    2

       - 2007                                         71                    2

       - 2008                                         71                    2

       - 2009                                         71                    2
                                     --------------------   ------------------
                                                     332                    9
                                     ====================   ==================

9.   INVESTMENTS IN HELD TO MATURITY SECURITIES

     Investments in held to maturities securities include 8.75% redeemable cumulative preference shares of ITI Limited, a government company in the telecommunication equipment and distribution business. These shares are redeemable in five equal annual installments commencing from March 2005.

     Further, it includes Rs. 2,500 million invested in bonds issued by Maharashtra Krishna Valley Development Corporation, a wholly owned subsidiary of Government of Maharashtra. The same have been allotted to the Company on May 31, 2002. The bonds have a coupon rate of 11.5% per annum and are redeemable at the end of the 10th year from the date of allotment.

10.  INVESTMENT IN EQUITY AFFILIATE

     MTNL, in consortium with Telecommunications Consultants India Limited, VSNL and Nepal Venture Private Limited had formed United Telecom Limited (UTL) pursuant to the joint venture agreement entered on July 21, 2001 in order to provide wireless in local loop ("WLL") services in Nepal. During the year, the Company invested Rs. 33 million (2003: 183 million) in UTL in proportion to its holding of 26.7% holding. The Company's equity in losses of the affiliate was Rs. 20 million for the period ended March 31, 2004 (2003: Rs. 4 million, 2002: Rs. 4 million). The carrying value of investment in UTL as of March 31, 2004 is Rs. 205 million (2003: Rs. 192 million).

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

11.  INVENTORIES

                                                                      AS OF MARCH 31,
                                                           ------------------------------------
                                                               2003         2004         2004
                                                           ----------   ----------   ----------
                                                                                     (MILLION OF
                                                                                         US $)
                                                             (MILLION OF RUPEES)      UNAUDITED
                                                           -----------------------   ----------
        Cabling                                                  612          445           10

        Exchange equipment                                       816          578           13

        Others                                                   341          342            8

        Less: allowance for slow moving / obsolete stock        (353)        (374)          (9)
                                                           ----------   ----------   ----------
                                                               1,416          991           22
                                                           ==========   ==========   ==========

12.  ALLOWANCES FOR ACCOUNTS RECIEVABLES

     Accounts receivables as of March 31, 2003 and 2004 are stated net of allowances for doubtful receivables. Factors analyzed by management in determining the adequacy of the allowance include the present and prospective financial condition of the debtor and the ageing of the receivables. Accounts receivables are not collateralized.

     The activity in allowance for uncollectible accounts is given below:

                                                       FOR THE YEARS ENDED MARCH 31,
                                            ---------------------------------------------------
                                                2002          2003         2004         2004
                                            -----------   -----------   ----------   ----------
                                                                                    (MILLION OF
                                                                                        US $)
                                                      (MILLION OF RUPEES)            UNAUDITED
                                            --------------------------------------   ----------
           Balance at beginning of year          4,752         6,493        6,144          142

           Charged to expense                    1,779         2,074        2,425           56

           Less: amounts written off               (38)       (2,423)          (8)           -
                                            -----------   -----------   ----------   ----------
           Balance at end of year                6,493         6,144        8,561          198
                                            ===========   ===========   ==========   ==========

13.  RESTRICTED ASSETS

     Restricted assets include the amount paid to income tax authorities under protest (refer note 25).

14.  OTHER RECEIVABLES

                                                                      AS OF MARCH 31,
                                                           ------------------------------------
                                                               2003         2004         2004
                                                           ----------   ----------   ----------
                                                                                     (MILLION OF
                                                                                         US $)
                                                             (MILLION OF RUPEES)      UNAUDITED
                                                           -----------------------   ----------
        Investment in finance lease                                -          192           4

        Loans to employees                                     2,538        2,765          64

        Advance tax (refer note below)                         1,739        2,006          46

        Accrued interest                                         556          609          14

        Others                                                   764          986          23
                                                           ----------   ----------   ---------
                                                               5,597        6,558         151
        Less: Other assets                                    (2,284)      (2,559)        (59)
                                                           ----------   ----------   ---------
                                                               3,313        3,999          92
                                                           ==========   ==========   =========

     Advance tax balance is net of income tax liability amounting to Rs. 41,185 million as of March 31, 2004 (2003: Rs. 35,643 million).

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

     The Company leases handsets to customers under finance leases having original term of two years. The following is a summary of the Company's investment in finance leases.

                                                                              (MILLION OF US $)
                                                       (MILLION OF RUPEES)            UNAUDITED
                                                       --------------------   ------------------
       Year ending March 31,
       - 2005                                                        131                       3
       - 2006                                                         73                       2
                                                       ------------------    --------------------
       Total minimum lease payments to be received                   204                       5

       Less: amount representing unearned income                      12                       -
                                                       ------------------    --------------------
       Present value of investments in finance leases                192                       5

       Less: current portion                                         121                       3
                                                       ------------------    --------------------
                                                                      71                       2
                                                       ==================    ====================

     Other assets include non-current portion of investments in finance lease and loans to employees.

15.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                                      AS OF MARCH 31,
                                                           ------------------------------------
                                                               2003         2004         2004
                                                           ----------   ----------   ----------
                                                                                     (MILLION OF
                                                                                         US $)
                                                             (MILLION OF RUPEES)      UNAUDITED
                                                           -----------------------   ----------
        Interest accrual                                         135          135            3

        General provident fund contribution of employees       7,192        8,072          186

        Deferred income                                        2,094        1,982           46

        Advances from customers and others                       508          521           12

        Customers deposits                                    15,247       15,031          346

        Accrued employee cost                                  1,493        1,858           43

        Other payables and accruals                            3,844        3,480           80
                                                           ----------   ----------   ----------
                                                              30,513       31,079          716
                                                           ==========   ==========   ==========

     General Provident Fund balance represents amount contributed by the employees (net of loans taken) who had opted for the Government pension rules. Prior to absorption, this fund was being maintained by DOT. In respect of the employee contributions together with the interest accrued to date, the Company had raised a claim of Rs. 3,929 million on DOT during the year ended March 31, 2003 which have been included in Dues from related parties as disclosed in Note 19. Subsequent to absorption, in the absence of any rules available for deposit of such contribution the amounts have been retained by the Company. The outstanding balance of the fund, including claims raised on DOT, net of loans given to employees has been classified under Payables as the amount will be deposited in a separate trust or with DOT pending notification from the Government in this regard. This amount is not segregated and may be used to fund the activities of the Company till the time it is transferred to the trust or DOT.

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

16.  INTEREST AND OTHER INCOME, NET

                                                                  FOR THE YEARS ENDED MARCH 31,
                                                       -------------------------------------------------
                                                          2002         2003         2004         2004
                                                       ----------   ----------   ----------   ----------
                                                                                              (MILLION OF
                                                                                                  US $)
                                                                 (MILLION OF RUPEES)           UNAUDITED
                                                       ------------------------------------   ----------
         Interest from short term bank deposit             1,474        1,295        1,322           30

         Interest from investment in MKVDC                     -          239          239            6

         Interest payable on DOT funding                  (3,090)      (2,389)           -            -

         Interest recoverable from VSNL                    3,090        2,389            -            -

         Other interest expense, net                        (190)        (201)        (171)          (4)

         Net currency gain/ (loss)                           469           14          (22)          (1)

         Excess liabilities written back                     224          256        1,130           26

         Others                                               74          615          346            8
                                                       ----------   ----------   ----------   ----------
                                                           2,051        2,218        2,844           65
                                                       ==========   ==========   ==========   ==========

17.  INCOME TAXES

     Total income taxes of the Company is attributable to income from continuing operations, which consists of:

                                                                  FOR THE YEARS ENDED MARCH 31,
                                                       -------------------------------------------------
                                                          2002         2003         2004         2004
                                                       ----------   ----------   ----------   ----------
                                                                                              (MILLION OF
                                                                                                  US $)
                                                                 (MILLION OF RUPEES)           UNAUDITED
                                                       ------------------------------------   ----------
         Current tax                                       7,511        3,881        5,579          129

         Deferred tax                                     (1,824)         873       (2,630)         (61)
                                                       ----------   ----------   ----------   ----------
                                                           5,687        4,754        2,949           68
                                                       ==========   ==========   ==========   ==========

     The reconciliation between the income tax expense of the Company and amounts computed by applying the Indian statutory income tax rate is as follows:

                                                                  FOR THE YEARS ENDED MARCH 31,
                                                       -------------------------------------------------
                                                          2002         2003         2004         2004
                                                       ----------   ----------   ----------   ----------
                                                                                              (MILLION OF
                                                                                                  US $)
                                                                 (MILLION OF RUPEES)           UNAUDITED
                                                       ------------------------------------   ----------
         Income before taxes and share from affiliates    15,353       10,465        8,021          185

         Average enacted tax rate in India                 35.70%       36.75%      35.875%      35.875%
                                                       ----------   ----------   ----------   ----------
         Expected tax expense                              5,481        3,846        2,877           66

         Effect of tax assessed for earlier years            495          391           61            2

         Effect of change in tax rates                    (1,181)         299         (265)          (6)

         Permanent differences                               602          218          271            6

         Others                                              290            -            5            -
                                                       ----------   ----------   ----------   ----------
                                                           5,687        4,754        2,949           68
                                                       ==========   ==========   ==========   ==========

     Permanent differences represent tax impact on certain items of expenses which will not be allowed in any form as deductible expenses under the Indian Income Tax Act, 1961.

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

     As per section 80IA of the Indian Income Tax Act, 1961 a Company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. 100% of the profits derived from such services are exempt from tax in the first 5 years, and 30% of such profits are exempt from tax for the next 5 years. The Company, on the basis of advice from its legal counsel, has claimed such benefit for the financial years ended March 31, 2002, 2003 and 2004. The Company's claim has been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The committee has referred the case to the Tax appellate authorities for reconsideration. The benefit claimed by the Company in the above years may ultimately not be allowed by the tax authorities and hence, the Company has transferred the amount of benefit claimed for the financial years ended March 31, 2002, 2003 and 2004 to a contingency reserve in the financial statements prepared in accordance with the Indian GAAP. As a result, the provision for current tax in these consolidated financial statements has been accounted on the basis of normal tax rates.

     The components of the deferred tax balances as of March 31, 2003 and 2004 are as follows:

                                                                      AS OF MARCH 31,
                                                           ------------------------------------
                                                               2003         2004         2004
                                                           ----------   ----------   ----------
                                                                                     (MILLION OF
                                                                                         US $)
                                                             (MILLION OF RUPEES)      UNAUDITED
                                                           -----------------------   ----------
        Deferred tax assets:

        Allowances for bad and doubtful debts                  2,065        2,897           67

        Post retirement benefits                               1,464        2,682           62

        Others                                                 1,610        2,428           56
                                                           ----------   ----------   ----------
            Total deferred tax asset                           5,139        8,007          185
                                                           ==========   ==========   ==========
        Deferred tax liability:

        Excess of tax allowance over depreciation             14,898       15,256          352

        Interest capitalized                                   1,367        1,248           29
                                                           ----------   ----------   ----------
            Total deferred tax liability                      16,265       16,504          381
                                                           ==========   ==========   ==========

18.  RETIREMENT BENEFITS

(a)  Employees seconded from DOT

     The Company's employees who are seconded from DOT are entitled to pension, gratuity benefits and leave encashment from the Government. The Company makes contributions to fund the liability in respect of these employees, to the DOT, in accordance with the rates prescribed by the Government. The Company charges these contributions against revenue each year.

     The amount for pension, gratuity and leave encashment recognized for such employees in the consolidated income statement are as follows:

                                                             FOR THE YEARS ENDED MARCH 31,
                                                  -------------------------------------------------
                                                     2002         2003         2004         2004
                                                  ----------   ----------   ----------   ----------
                                                                                         (MILLION OF
                                                                                             US $)
                                                            (MILLION OF RUPEES)           UNAUDITED
                                                  ------------------------------------   ----------
           Pension (includes gratuity)                  194          157          113            3

           Leave encashment                              67           60           55            1
                                                  ----------   ----------   ----------   ----------
                                                        261          217          168            4
                                                  ==========   ==========   ==========   ==========

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

(b)  Employees of the Company

     i.   Pension, Gratuity and Medical benefits

          The pension and gratuity to the non-executives employees of the Company are defined benefit plans, the cost and liability, for which are based on actuarial valuation performed on September 23, 2004.

          Further the Company introduced a `MTNL retired employees medical facility scheme' for employees with effect from January 1, 2002. The scheme initially introduced for 12 weeks was subsequently extended till such time a new medical scheme was introduced. The medical benefit to its retired employees is a defined benefit plan, the cost and liability for which is based on actuarial valuation performed on September 23, 2004.

     ii. The Company had given an option to its executive employees (B category) for absorption with the Company with effect from October 1, 2000, at a revised pay scale that is higher than the existing pay scale. The offer for absorption provided that in addition to getting post retirement benefits like gratuity and leave encashment, subsequent to absorption, the employees would have to opt for either pension based on the government rules or provident fund based on the Company policy. Pending the finalization of the terms of absorption and actuarial determination of incremental liability, the Company, during the year ended March 31, 2003, had accrued an additional charge amounting to Rs. 1,329 million on account of revised pay scales and related retirement costs for executive employees who exercised the option of absorption with the Company up to that date.

          During the year ended March 31, 2004, majority of employees have opted for absorption with the Company. The Company has determined the incremental liability on account of revised pay scales and related retirement cost on the basis of actuarial valuation. The amount of Rs. 2,784 million reduced from actuarially determined liability, as recoverable from DOT towards retirement benefits for the period upto the October 1, 2000, has been calculated at the rates prescribed by DOT for its employees on secondment. The amount recoverable from DOT has been included in amount due from related parties as disclosed in
          Note 19.

          The excess pensionary benefits accounted in the current year on account of absorption of B category employees, as pension and gratuity cost has been disclosed separately in Note 18 (b) (iii) below.

     iii. The following table sets forth the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the pension, gratuity plan and medical benefits are as follows: The measurement date used is March 31, of the relevant fiscal year.

                                                                           AS OF MARCH 31,
                                                                ------------------------------------
                                                                    2003         2004         2004
                                                                ----------   ----------   ----------
                                                                                          (MILLION OF
                                                                                              US $)
                                                                  (MILLION OF RUPEES)      UNAUDITED
                                                                -----------------------   ----------
             PENSION

             CHANGES IN BENEFIT OBLIGATION:

             Benefit obligation at the beginning of the year        5,697        7,630          176

             Service cost                                             715          786           18

             Interest cost                                            552          951           22

             Actuarial (gain) or loss                                  70          560           13

             Actuarial obligation assumed on account of absorption    719        2,719           63

             Benefits paid                                           (123)        (233)          (5)
                                                                ----------   ----------   ----------
             BENEFIT OBLIGATION AT THE END OF THE YEAR              7,630       12,413          287
                                                                ==========   ==========   ==========
             CHANGES IN PLAN ASSET                                      -            -


             FUNDED STATUS                                         (7,630)     (12,413)        (237)
                                                                ----------   ----------   ----------
             ACCRUED PROVISION FOR PENSION                         (7,630)     (12,413)        (237)

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

                                                                           AS OF MARCH 31,
                                                                ------------------------------------
                                                                    2003         2004         2004
                                                                ----------   ----------   ----------
                                                                                          (MILLION OF
                                                                                              US $)
                                                                  (MILLION OF RUPEES)      UNAUDITED
                                                                -----------------------   ----------
              GRATUITY

              CHANGES IN BENEFIT OBLIGATION:

              Benefit obligation at the beginning of the year       2,411        2,876           66

              Service cost                                            280          289            7

              Interest cost                                           231          319            7

              Actuarial (gain) or loss                                120           92            2

              Actuarial obligation assumed on account of absorption     -          739           17

              Benefits paid                                          (166)        (140)          (3)
                                                                ----------   ----------   ----------
              BENEFIT OBLIGATION AT THE END OF THE YEAR             2,876        4,175           96
                                                                ==========   ==========   ==========
              CHANGES IN PLAN ASSET

              Fair value of the plan assets at the beginning            -        1,855           43
                of the year

              Actual return on plan assets                             16          106            2

              Employer contributions                                1,839            -            -

              Refund from trust                                         -       (1,316)         (30)
                                                                ----------   ----------   ----------
              PLAN ASSETS AT THE END OF THE YEAR                    1,855          645           15
                                                                ==========   ==========   ==========


              FUNDED STATUS                                        (1,021)     (3,652)          (81)
                                                                ----------   ----------   ----------
              ACCRUED PROVISION FOR GRATUITY                       (1,021)     (3,652)          (81)
                                                                ==========   ==========   ==========

                                                                           AS OF MARCH 31,
                                                                ------------------------------------
                                                                    2003         2004         2004
                                                                ----------   ----------   ----------
                                                                                          (MILLION OF
                                                                                              US $)
                                                                  (MILLION OF RUPEES)      UNAUDITED
                                                                -----------------------   ----------
              MEDICAL

              CHANGES IN BENEFIT OBLIGATION:

              Benefit obligation at the beginning of the year           -       5,606           129

              Actuarial obligation assumed on account of absorption    92           -             -

              Prior service cost                                    4,797         664            15

              Service cost                                            281         289             7

              Interest cost                                           451         575            13

              Actuarial (gain) or loss                                  -         472            11

              Benefits paid                                           (15)         (3)            -
                                                                ----------   ----------   ----------
              BENEFIT OBLIGATION AT THE END OF THE YEAR             5,606       7,603           175
                                                                ==========   ==========   ==========
              CHANGES IN PLAN ASSET                                     -           -             -


              FUNDED STATUS                                        (5,606)     (7,603)         (175)

              Unrecognised prior service cost                       4,453       4,722           109
                                                                ----------   ----------   ----------
              ACCRUED PROVISION FOR MEDICAL BENEFITS               (1,153)     (2,881)          (66)
                                                                ==========   ==========   ==========

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

     The amounts for pension, gratuity and medical benefits recognized in the consolidated income statements are as follows:

                                                            FOR THE YEARS ENDED MARCH 31,
                                          -----------------------------------------------------------
                                              2002           2003           2004            2004
                                          ------------   ------------   ------------   --------------
                                                                                          (MILLION OF
                                                                                              US $)
                                                   (MILLION OF RUPEES)                     UNAUDITED
                                          ------------------------------------------   --------------
          Net periodic pension cost
          Current service cost                 798              715           786              18
          Actuarial obligation assumed           -              719           552              13
            on account of absorption
          Interest cost                        439              552           951              22
          Actuarial (gain) or loss             (21)              70           560              13
                                          ---------    -------------    -----------   ---------------
                                             1,216            2,056         2,849              66
                                          ==========   =============    ===========   ===============


                                                            FOR THE YEARS ENDED MARCH 31,
                                          -----------------------------------------------------------
                                              2002           2003           2004           2004
                                          ------------   ------------   ------------  ---------------
                                                                                         (MILLION OF
                                                                                             US $)
                                                   (MILLION OF RUPEES)                    UNAUDITED
                                          -----------------------------------------   ---------------

          Net periodic gratuity cost
          Current service cost                 323              280           289               7
          Actuarial obligation assumed on      -                  -           122               3
            account of absorption
          Interest cost                        146              215           213               5
          Actuarial (gain) or loss             521              120            92               2
                                          ---------    ------------     ---------     ---------------
                                               990              615           716              17
                                          =========    ============     =========     ===============


                                                            FOR THE YEARS ENDED MARCH 31,
                                          -----------------------------------------------------------
                                              2002           2003           2004            2004
                                          ------------   ------------   ------------  ---------------
                                                                                          (MILLION OF
                                                                                              US $)
                                                   (MILLION OF RUPEES)                     UNAUDITED
                                          ------------------------------------------  ---------------
          Net periodic medical benefit
          Current Service cost                   -              281           289               7
          Interest cost                          -              451           575              13
          Actuarial  obligation  assumed         -               92             -               -
            on account of absorption
          Actuarial (gain) or loss               -                -           472              11
          Amortization  of prior service         -              644           394               9
          cost
                                          ----------   ------------     ---------     ---------------
                                                 -            1,468         1,730              40
                                          ==========   ============     =========     ===============

     The principal actuarial assumptions used for accounting for the retirement benefits were:

                                                          2002         2003                2004
                                                   -----------------------------------------------
          Discount rate                                   9.50%        8.75%                8.35%
          Future salary increases                            5%           5%                   5%
          Future pension increases                           5%           5%                   5%
          Rate of return on plan assets                   9.50%        8.75%                8.35%
          Rate of hospitality incidence (% of                 -         150%                 150%
          mortality rate)
          Average hospitalization period per year             -      10 days              10 days
          Average expenses per hospitalization                -   Rs. 50,000           Rs. 50,000
                                                   ===============================================

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

     The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

     The following table provides the assumed health care cost trend rates for postretirement benefit plans:

                                                                                  AS OF MARCH 31,
                                                                          2002         2003        2004
                                                                   -----------------------------------------

               Health care cost trend rate assumed throughout             -            10%         10%
                                                                   =========================================

          Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point increase or decrease in the assumed health care cost trend rates would have the following effects:

                                                                          2002         2003        2004
                                                                   -----------------------------------------
                                                                             (MILLION OF RUPEES)
          Effect on total of service and interest cost                    -             3,061       (2,296)

          Effect on accumulated postretirement benefit obligation         -            24,332      (18,249)
                                                                   =========================================

     iv.  Provident fund

          Provident fund, a defined contribution plan, is being administered through trustees and the Company's contributions are expensed each year. The amount recognized in the consolidated income statements for the year ended March 31, 2004 is Rs.191 million (2003: Rs.171 million; 2002: Rs. 199 million).

19.  RELATED PARTY TRANSACTIONS

     The Company is a Government Company under the Indian Companies Act, and is listed on the major stock exchanges in India and the New York Stock Exchange. At the balance sheet date the Government owned 56.25% of the issued share capital of the Company, with the balance owned by private investors. Consequently, the Government, acting through the DOT, will continue to control the Company and will have the power to elect all of its Directors and to determine the outcome of most actions requiring approval of the Board of Directors or Shareholders, including proposed expansions of the Company's business (including into areas in which the Company may compete with BSNL), transactions with the DOT or the assertion of claims against the DOT. In addition, under the Company's Articles of Association, the President of India, on behalf of the Government, may issue directives with respect to the conduct of the business and affairs of the Company, and certain matters with respect to the Company's business including the appointment and remuneration of the Company's Chairman cum Managing Director and the declaration of dividends. The Company may not take action in respect of any matter reserved for the President of India without his approval. BSNL is a fellow subsidiary of MTNL as the Government, acting through the DOT, holds 100% of the issued share capital of BSNL. DOT is a department of the Government of India. VSNL is an equity investee of the Government of India.

     MTNL holds 26.7% in United Telecom Limited (UTL). Also refer note 10 for transactions with UTL.

     Note 4 describe the relationship between DOT/BSNL/VSNL and the Company as well as transactions with these parties.

     The Company provides services to Government departments and other public sector organizations on normal commercial terms and receives services from them on similar terms. Amounts due to and from the DOT/BSNL are disclosed separately under current payables and receivables respectively.

     Performance guarantees given by the Company on behalf of UTL at March 31, 2004 amounted to Rs. Nil (2003: Rs. 214 million).

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

     The balances receivable from and payable to related parties other than employees are summarized as follows:

        As of March 31, 2004:

                                           ---------------------------------------------  -------------
                                             DOT        BSNL        VSNL        TOTAL        TOTAL
                                           ---------------------------------------------  -------------
                                                      (MILLION OF RUPEES)                 (MILLION OF
                                                                                              US $ )
                                                                                            UNAUDITED
                                           ---------------------------------------------  -------------
          Due from related parties
          Other receivable                  16,420      9,559        -         25,979           598
          Accounts Receivable                    -          -      746            746            17

          Dues to related parties
          Other payable                      5,542     12,274        -         17,816           411
          Accounts Payable                       -          -      745            745            17
                                           ---------  ---------   ----------   ---------  -------------

        As of March 31, 2003:
                                           ---------------------------------------------  -------------
                                             DOT        BSNL        VSNL        TOTAL        TOTAL
                                           ---------  ----------------------------------  -------------
                                                      (MILLION OF RUPEES)                 (MILLION OF
                                                                                              US $ )
                                                                                            UNAUDITED
                                           ---------------------------------------------  -------------
          Due from related parties
          Other receivables                 10,496     17,471        -          27,967          644
          Accounts Receivable                    -          -        1,677       1,677           39

          Dues to related parties
          Other payables                     4,213      12,670           -       16,883          389
          Accounts Payable                       -          -        2,002       2,002            46
                                           ---------  ---------   ----------   ---------  -------------

20.  EQUITY SHARES

     The Company has only one class of capital stock referred to herein as equity shares. Par value of each equity share outstanding as of March 31, 2004 is Rs.10 (2003: Rs.10).

     Voting

     Each holder of equity shares is entitled to one vote per share.

     Dividends

     Final dividends proposed by the Board of directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders' approval. Dividend payable to equity shareholders are based on the net income available for distribution as reported in the Company's unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian rupees. The net income in accordance with US GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders.

     Under Indian GAAP the accumulated retained earnings available for distribution to equity shareholders, subject to certain restrictions, was Rs.76,525 million in 2004 (2003: Rs.69,556 million, 2002: Rs.65,006 million).

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

     Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0% or higher , depending on the dividend percentage to be declared in such year.

     Liquidation

     In the event of liquidation of the Company, the holders of equity shares shall be entitled to receive all of the remaining assets of the Company, after distribution of all preferential amounts, if any. Such amounts will be in proportion to the number of shares of equity shares held by the stockholders.

     Stock options

     The Company has not granted any stock options to any of its employees or to others.

21.  EARNINGS PER EQUITY SHARE

     The following is the reconciliation of the weighted average number of equity shares used in the computation of basic and diluted EPS for the years ended March 31, 2002, 2003 and 2004:

                                                                       FOR THE YEARS ENDED MARCH 31,
                                                              -------------------------------------------------
                                                                  2002              2003              2004
                                                              --------------    --------------    -------------

        Weighted average number of equity shares
           outstanding used in computing basic EPS (million)       630               630              630
        Dilutive effect of stock options and other
        contingently issuable shares                                 -                 -                -
                                                              --------------    --------------    -------------
        Weighted average number of equity shares and
          equity equivalent shares outstanding used in             630               630              630
           computing diluted EPS
                                                              --------------    --------------    -------------

22.  FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

     Credit risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management's opinion, as of March 31, 2003 and 2004, there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements. To reduce credit risk, the Company performs ongoing credit evaluation of customers. As of March 31, 2003 and 2004, BSNL and DOT accounted for more than 10% of total receivables, which has been reflected in note 19.

     The risk in relation to investment in ITI Limited is offset by clause relating to the Company's entitlement to set off the amounts receivable in respect of principal outstanding from the dues payable to ITI Limited. The clause is built into the share purchase agreement

     The credit risk for the investment in bonds issued by MKVDC is minimized due to the payment mechanism envisaged in the prospectus. Any shortfall is to be met by the Maharashtra State Government that has undertaken to earmark an amount equal to interest and principal repayments out of its annual budget for the respective corporation. In the event of such amount not being transferred the trustees would be entitled to invoke the guarantee given by the state government.

     Fair value

     The fair value of the Company's current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

     The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2004 is Rs. 3,901 million as compared to the carrying amount of Rs. 3,500 million.

     The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2004 is Rs. 2,647 million as compared to the carrying amount of Rs. 2,765 million.

     Due to the uncertainties attached to the timing of ultimate realization of restricted assets, it is not practicable to determine their fair values.

23.  CAPITAL COMMITMENTS

     As of March 31, 2004, the Company had committed to spend Rs. 6,483 million under agreements to purchase property and equipment. This amount is net of capital advances paid in respect of these purchases.

24.  GUARANTEES

     The Company generally provides guarantees to the government authorities and to various parties which are in the nature of performance guarantees. The aggregate amount of these guarantees other than performance guarantees given by the Company on behalf of UTL as disclosed separately in note 19, as of March 31, 2004 is Rs. 228 million (2003: Rs. 1,404 million).

25.  CONTINGENT LIABILITIES

     (a) The Company has contingent liabilities, arising in the normal course of business, which, management believes will not give rise to any significant liabilities.

     (b)  Sales tax

          In a recent case involving the Uttar Pradesh Trade Tax Department and the DOT, the Supreme Court of India ruled that a telephone connection along with a telephone set provided by a company rendering basic services tantamount to a "transfer of right to use the telephone system" and the rentals collected by DOT towards this right to use should suffer sales tax. Subsequent to the passing of this order, the Cellular Operators as well as the basic operators agitated the same issue before the Supreme Court by way of a Petition under Article 32 of the Constitution. The Hon'ble Supreme Court, inspite of its own judgment, admitted the Petitions and by way of orders dated September 25, 2003 referred the matter to a larger bench for determination of dispute on merits and further directed that in future there shall be no coercion for recovery of any dues. In so far as the assessments already completed as on September 25, 2003 the Hon'ble Supreme Court directed that the operators should file statutory appeals against the assessment orders.

          Following the aforesaid order of Supreme Court, the sales tax department, all across the country, has raised demands on basic and cellular mobile operators.

          The Company has received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs. 3.2 billion in sales tax for fiscal 1989-2000 on certain telecommunications revenues, mainly telephone rental charges, and received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon us. The amount of issue in Delhi is significantly less.

          Demands raised have been challenged before the respective high courts and the Company has been granted interim stays against enforcement of the demands, which however will be subject to the outcome of the Supreme Court judgement on the issue. Any proceeding initiated now shall be subject to the interim directions passed by the Hon'ble Supreme Court as stated above.

     (c)  Income taxes

          i. The Central Income Tax Authority of India has disallowed the license fee paid by the Company to DOT for the years ended March 31, 1995 till March 31, 2002 as a tax deductible expense and has raised a demand for payment of taxes on increased taxable income relating to such expenses.

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

               The amounts demanded, including interest on account of such disallowance, for the years ended March 31, 1995 to March 31, 2002 are Rs 13,266 Million. As of March 31, 2004 the Company has paid deposits totaling Rs 11,877 million under protest, as part of the appeals process. These deposits have been accounted for as restricted asset.

               Re-assessment proceedings have also been initiated against the Company in respect of the above matter for the year ended March 31, 1994, which is currently being litigated by the Company. However, no additional demand has been made in respect of license fee paid to DOT for the year ended March 31, 1994.

               The Company has received orders from the Income Tax Authority, for the payment of 100% penalty on tax allegedly evaded on license fee disallowance for the year ended March 31, 1996. Penalty proceedings have also been initiated against the Company for the years ended March 31, 1997 to March 31, 2002.

               In December 2000, the appellate authority upheld the Company's appeal and cancelled the penalty for the year ended March 31, 1996. However, the penalty proceedings for the year ended March 31, 1997 to March 31, 2002 have not yet been concluded.

               The Company has contested all these claims and believes that it has a valid defense to the disallowance of license fees paid to DOT as a tax-deductible expense. The Company during the year obtained a favorable decision from the Income tax appellate tribunal with respect to the license fee disallowed for assessment year 1997-98 and has filed a refund claim with Income tax authorities on the basis of the said decision. The said decision has not yet been contested by the revenue authorities. The Company is of the view that the claims will eventually be decided in its favor.

               However, if the Company is ultimately unsuccessful in its defense it would be required to pay tax including interest amounting to Rs. 7,971 million from April 1, 1993 to March 31, 1994 and from April 1, 2001 to March 31, 2004 and penalty amounting to Rs. 12,507 million from April 1, 1993 to March 31 1995 and from April 1 1996 to March 31, 2004 in addition to the Rs. 13,266 million demanded. The Company has not accrued the tax charge on license fee in the financial statements. The Company will receive interest on the Rs. 11,877 million (2003; Rs. 8,540 million) deposit paid to the tax authorities if the case is decided in their favor.

          ii. The Central Income Tax Authority of India has added to the income of the Company the contributions made by the employees (refer note 15) towards General Provident Fund for the year ended March 31, 2001 and 2002 which had been retained by the Company.

               The amount of additional income tax demanded together with interest amounts to Rs. 530 million and Rs. 636 million for the years ended March 31, 2001and 2002 respectively. The Company has deposited Rs. 1,166 million (2003: Rs. 530 million) under protest to the tax authorities as a part of the appeals process. The same has been included as a part of restricted assets.

               The Company believes that it has a valid defense against the addition of such contribution to their taxable income.

               However, if the Company is unsuccessful in its defense it would be required to pay tax including interest amounting to Rs 3,725 million on amounts retained from November 1, 1998 (the date of absorption of non executive employees) to March 31, 2004. This will not have any impact on tax expense of the Company except to the extent of interest and penalty, if any.

     (d)  Others

          i. On October 4, 1999, Precision Electronics Ltd. brought claims for an aggregate of approximately Rs. 1,349 million, plus interest at a rate of 24% per annum, against the Company in the Arbitral Tribunal of the Indian Council of Arbitration. These claims arise out of a dispute with respect to the calculation of the purchase price of certain optical fiber systems pursuant to purchase orders executed in 1994. During the year ended March 31, 2004, the case has been settled against the Company for an amount of Rs. 86 million. The Company believes that it has a valid defense at the higher level against the aforesaid order.

          ii. In 1998, M&N Publication made claims for Rs. 5,415 million against the Company. These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

               business opportunities aggregating Rs. 2,000 million. The Company has made claims of Rs. 4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator. The Company believes that it has valid defenses to these claims.

          iii. In the absence of an interconnection agreement, MTNL had provided NLD/ILD access charges for the period ended March 31, 2002 at the rates lower than those demanded by BSNL . Subsequent to the year ended March 31, 2004, in a meeting held between DOT, BSNL and the Company the rates for NLD calls for the year ended March 31, 2002 were agreed and accordingly the Company has accounted additional liability of Rs. 233 million in this regard. The Company may be required to pay ILD access charges amounting to Rs. 195 million (2003: Rs. 428 million) for the period April 1, 2001 to January 31, 2002 on the settlement of the dispute with BSNL in this regard.

          iv. The Company has accounted for Rs. 6,924 million for interconnection usage charges for the year ended March 31, 2004 payable to Bharat Sanchar Nigam Limited (BSNL) on the basis of Inter Connect Usages Regulations whereas Bharat Sanchar Nigam Limited (BSNL) has raised a bill of Rs. 12,165 million for the interconnection usage charges for the calls originating from MTNL network and terminating/ transiting at/from BSNL. The Company's contention is that the claim is not adequately supported by BSNL and hence not accepted by the Company. The Company is in the process of reconciling the said claim with BSNL and may be required to pay an additional amount based on the final settlement.

     (e)  Summary of above litigations

          The following table summarizes the potential exposure (excluding interest and penalty) of the Company of March 31, 2004 with respect to above stated pending litigations in the event the same is settled against the Company:

                                                                                    AS OF MARCH 31,
                                                      ALSO REFER              2004                   2004
                                                         NOTE
                                                                       --------------------    ------------------
                                                                       (MILLION OF RUPEES)     (MILLION OF US $)
                                                                                                   UNAUDITED
                                                                       --------------------    ------------------
          Sales tax demanded on the Company's          25 (B)               Amount not           Amount not
          revenue                                                           ascertainable        ascertainable

          Dispute relating to disallowance of          25 (C) (I)                  13,266                  306
          license fee

          Additional income tax on disallowance of     25 (C) (II)                    Nil                  Nil
          GPF retained by the Company

          Arbitration dispute with Precision           25 (D) (I)                      86                    2
          Electronics Limited

          Arbitration dispute with M & N               25 (D) (II)                  5,415                  125
          Publications

          Dispute relating to rates applicable to      25 (D) (III)                   195                    5
          NLD/ ILD access charges

          Claim lodged by BSNL relating to             25 (D) (IV)                  5,241                  121
          interconnect charges
                                                                         -----------------     -----------------
                                                                                   24,203                  559
                                                                         =================     =================

26.  SEGMENTAL INFORMATION

     The Chairman and Managing Director (CMD) of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131. The CODM of the Company determines its business segments based on the nature of services, the differing risks and returns and the organizational structure. These segments are basic and cellular services.

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

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

     During the years ended March 31, 2003 and 2004, the Company has not considered cellular services to be a reportable segment since it does not meet the thresholds of significance. The Company's business is conducted exclusively in India, which for reporting purposes is considered a single geographical area.

     During the year ended March 31, 2003, no single customer has contributed for revenue in excess of 10% of total revenue. During the year ended March 31, 2004, BSNL, a related party has contributed 10.21% of the total revenue of the Company.

27.  SUBSEQUENT EVENTS

     In June 2004, the Board of Directors of the Company recommended a dividend of Rs. 4.5 per equity share, amounting to Rs. 2,835 million. Such dividend has been approved in the annual general meeting held on September 29, 2004. The Company would be required to pay dividend tax at the rate of 13.07% of the dividend distributed.

28.  SIGNIFICANT RISKS AND UNCERTAINTIES

     a) The Company operates the network under a license from the DOT that is valid until March 31, 2013 for fixed-line services and until October, 2017 for cellular services. The DOT retains the right, however, to revoke the license after giving one month's notice to the Company. The DOT also retains the right, after giving notice to the Company, to modify the terms and conditions of the license at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. A revocation of the license or a change in significant terms of the license, such as its duration, the amount of license fee payable or the range of services permitted, would have a material adverse effect on the Company's business, financial condition and results of operations.

     b) Most of the Company's employees were on secondment from DOT. The non-executive employees were given the option to be absorbed in the Company with effect from November 1, 1998. Under the option for pensionary benefits, these employees could opt to retain pensionary benefits in accordance with the Central Government pension rules or in accordance with MTNL retirement rules which were applicable to its directly recruited employees, and opt to draw pro rata monthly pension till their absorption in MTNL. Accordingly with effect from November 1, 1998, the Company started accruing for pension and gratuity for these employees.

          Further, rules relating to settlement of pensionary terms in respect of Government employees transferred to public undertakings, required the company to create a pension fund and provided for the Government to discharge its pensionary liability by paying in lump sum as a one time payment, the pro rata pension and gratuity for the service up to the date of transfer (November 1, 1998) of government servants from the Government to the undertaking. Accordingly on January 8, 2002 the Company claimed an amount of Rs.11, 700 million from DOT as DOT's share of the liability.

          However the DOT by way of their letter no. 40-29/2002 -Pen (T) on August 29, 2002 and September 4, 2002 has communicated that the pensionary benefits to the Government employees absorbed in MTNL and who have opted for either the Government Scheme of pension or for prorated pension scheme shall be paid by the Government. However, the terms of the settlement are yet to be finalized. In absence of details with regard to the basis required for determination of the amount payable by the company, no adjustment has been made in the cost of retirement benefits accrued in these financial statements.

     c) The Company had given an option to its executive employees (B category) for absorption with the Company with effect from October 1, 2000, at a revised pay scale that is higher than the existing pay scale. The offer for absorption provided that in addition to getting post retirement benefits like gratuity and leave encashment, subsequent to absorption, the employees would have to opt for either pension based on the government rules or provident fund based on the Company policy. Pending the finalization of the terms of absorption and actuarial determination of incremental liability, the Company, during the year ended March 31, 2003, had accrued an additional charge

MAHANAGAR TELEPHONE NIGAM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(INDIAN RUPEES IN MILLIONS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
--------------------------------------------------------------------------------

          amounting to Rs. 1,329 million on account of revised pay scales and related retirement costs for executive employees who exercised the option of absorption with the Company up to that date.

          During the year ended March 31, 2004, majority of employees have opted for absorption with the Company. The Company has determined the incremental liability on account of revised pay scales and related retirement cost on the basis of actuarial valuation. The amount reduced from actuarially determined liability, as recoverable from DOT towards retirement benefits for the period upto the October 1, 2000, has been calculated at the rates prescribed by DOT for its employees on secondment. The amounts have not been finalized between the parties. Any consequent adjustment resulting from the same would be accounted at the time of final settlement.

                                   SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mahanagar Telephone Nigam Limited


By       /s/  R.C. Sen
Name:    R.C. Sen
Title:   Deputy General Manager (Accounts)


Date:    September 29, 2004

                                  EXHIBIT INDEX

NUMBER    DESCRIPTION OF EXHIBIT

1.1 Memorandum and Articles of Association of the Registrant, as amended on January 31, 2002./*/

2.1 Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the holders from time to time to American Depositary Shares issued thereunder, including as an exhibit, the form of American Depositary Receipt./**/

4.1 Lease Agreement dated January 16, 1996 between Life Insurance Corporation of India and the Registrant./**/

4.2 License Agreement for provision of Internet Services in Delhi dated November 6, 1998 between President of India acting through Assistant Director General, Ministry of Communications and the Registrant./**/

4.3 License Agreement for provision of Internet Services in Mumbai dated November 6, 1998 between President of India acting through Assistant Director General, Ministry of Communications and the Registrant./**/

4.4 License Agreement for provision of Internet Services dated October 6, 2000 between President of India acting through Assistant Director General, Ministry of Communications and Millennium Telecom Limited./**/

12.1      Certification of Chief Executive Officer

12.2      Certification of Principal Financial Officer

13.1      Certification of Chief Executive Officer

13.2      Certification of Principal Financial Officer

----------

* Previously filed on September 30, 2002, as exhibits to Annual Report on Form 20-F for fiscal 2002.

** Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).