Form 20-F
period 2005-03-31
MAHANAGAR TELEPHONE NIGAM LTD
filed 2005-10-20
CIK 1160262

As filed with the Securities and Exchange Commission on October 20, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 20-F

ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

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

i

PRESENTATION OF FINANCIAL INFORMATION

The financial information in this report has been prepared in accordance with US GAAP with respect to our consolidated statements of operations, shareholders’ equity and cash flow for the fiscal years ended March 31, 2003, 2004 and 2005 and our balance sheets as of March 31, 2004 and 2005. Our fiscal year ends on March 31 of each year, so all references to a particular fiscal year are to the year ended March 31 of that year. The consolidated financial statements, including the notes to those financial statements, are set forth at the end of this report.

Although we have translated in this report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. All translations from rupees to dollars with respect to financial data as of March 31, 2005 are based on the noon buying rate in the City of New York for cable transfers in rupees on such date. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2005 was Rs.43.62 per US$1.00.

Information contained in our website, www.mtnl.net.in, is not part of this annual report.

Reference to “we,”“us,”“our,”“MTNL,” and the “Company” refer to Mahanagar Telephone Nigam Limited.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL AND OPERATING DATA

You should read the following selected financial and operating data in conjunction with our consolidated financial statements and the related notes, and Item 5 “Operating and Financial Review and Prospects” and the other financial information included elsewhere in this report and our other reports filed with the SEC. We have adjusted shareholders’ equity, retained earnings and net income as of and for the years ended March 31, 2001, 2002, 2003 and 2004 to reflect the impact of adjustments in the Company’s accounting for employee benefits and income taxes. The nature and impact of these adjustments are described in Note 3 "Restatement of Financial Statements" to our consolidated financial statements and in Item 3 and Item 5 in this Form 20F.

Our consolidated financial statements included in this report are prepared in Indian rupees and in accordance with Generally Accepted Accounting Principles in the United States of America (US GAAP) for the fiscal years ended March 31, 2003, 2004 and 2005. Up to March 31, 2003, we had presented consolidated financial statements prepared in accordance with International Accounting Standards (IAS) and reconciled to US GAAP. During fiscal 2004, we changed our basis of preparation and presentation from IAS to US GAAP.

The selected statement of operations data and cash flow data for the three years ended March 31, 2005, and the selected balance sheet data as of March 31, 2004 and 2005 under US GAAP have been extracted or derived from our consolidated audited US GAAP financial statements which are included elsewhere in this report. The selected statement of operations data and cash flow data for the year ended March 31, 2002, and the selected balance sheet data as of March 31, 2002 and 2003 under US GAAP are derived from our consolidated audited US GAAP financial statements not included in this report.

Supplementally, we have also presented selected financial data in accordance with IAS, reconciled to US GAAP, to maintain the consistency in presentation followed in the previous periods. The selected balance sheet data, statement of operation data and cash flow data as of and for the year ended March 31, 2001, which are presented in accordance with IAS and reconciled to US GAAP have been extracted or derived from our audited consolidated financial statements not included in this report.

The selected balance sheet data, statement of operation data and cash flow data as of and for the years ended March 31, 2002, 2003 and 2004 under US GAAP and the selected balance sheet data, statement of operation data and cash flow data as of and for the year ended March 31, 2001 under IAS and reconciled to US GAAP are as restated.

Consolidated financial statements for the year ended March 31, 2005 have been translated for convenience into US dollars (although we have translated certain rupee amounts in this report into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all). All translations from rupees to dollars with respect to financial data as of March 31, 2005 are based on the noon buying rate in the City of New York for cable transfers in rupees on such date. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2005 was Rs.43.62 per US$1.00.

Under US GAAP
	Fiscal Years Ended March 31,
	2002	2003	2004	2005	2005
Statement of Income Data	(Rs. in millions except per share data)				Convenience translation into millions of US$ (Unaudited)
Revenues	Rs.58,735	Rs.55,251	Rs.61,084	Rs.50,156	$ 1,150
Total costs and expense	(46,205)	(48,057)	(55,850)	(47,229)	(1,083)
Operating income	12,530	7,194	5,234	2,927	67
Other income / (expense), net	1,827	1,962	1,714	2,670	61
Income before income taxes	14,357	9,156	6,948	5,597	128
Income taxes	(5,457)	(3,951)	(2,570)	(2,124)	(49)
Equity in (losses) of affiliate	(4)	(4)	(20)	(67)	(2)
Net Income	Rs.8,896	Rs.5,201	Rs.4,358	Rs.3,406	$ 78
Weighted average equity shares outstanding	630	630	630	630	630
EPS - Basic & diluted	Rs.14.12	Rs.8.26	Rs.6.92	Rs.5.41	$0.12
Basic and diluted earnings per GDR/ADS	Rs.28.24	Rs.16.52	Rs.13.84	Rs.10.82	$0.24
Dividends paid per equity share	Rs.4.5	Rs.4.5	Rs.4.5	Rs.6.5	$0.15
Dividends paid per equity share	$0.09	$0.10	$0.10	$0.15
Dividends paid per GDR/ADS	Rs.9.0	Rs.9.0	Rs.9.0	Rs.13.0	$0.30
Dividends paid per GDR/ADS	$0.18	$0.20	$0.20	$0.30

	As at March 31,
	2002	2003	2004	2005	2005
Balance Sheet Data	Rs. in millions, except per share data				Convenience translation into millions of US $ (Unaudited)
Cash and Cash equivalents	Rs.19,466	Rs.9,910	Rs.9,891	Rs.7,561	$ 173
Investment in bank deposits	5,000	8,260	15,654	17,732	407
Dues from Related Parties	38,241	29,644	23,588	27,789	637
Total Assets	166,149	160,666	168,023	176,689	4,051
Dues to Related Parties	9,016	18,885	12,084	11,339	260
Total Liabilities	85,118	77,269	83,466	93,356	2,141
Shareholders equity	Rs.81,031	Rs.83,397	Rs.84,557	Rs.83,333	$ 1,909

Fiscal Years Ended March 31,
	2002	2003	2004	2005	2005
Cash flow data:	(Rs. in millions except per share data)				Convenience translation into millions of US$ (Unaudited)
Net cash from operating activities	Rs.17,164	Rs.23,456	Rs.19,885	Rs.15,006	$ 344
Net cash used in investing activities	Rs. (14,945)	Rs. (18,001)	Rs. (16,706)	Rs. (12,706)	$ (291)
Net cash from financing activities	Rs. (7,591)	Rs. (15,011)	Rs. (3,198)	Rs. (4,630)	$ (106)

Under IAS

Fiscal Years Ended March 31, 2001 (As restated)
Statement of Income Data	(Rs. In millions except per share data)
Revenues	Rs.59,358
Total costs and expense	(41,059)
Operating income	18,299
Other income / (expense), net	2,017
Income before income taxes	20,316
Income taxes	(8,240)
Equity in (losses) of affiliate
Net Income	Rs.12,076
Weighted average equity shares outstanding	630
EPS - Basic & diluted	Rs.19.17
Basic and diluted earnings per GDR/ADS	Rs.38.34
Dividends paid per equity share	Rs.4.5
Dividends paid per equity share	$0.10
Dividends paid per GDR/ADS	Rs.9.0
Dividends paid per GDR/ADS	$0.20
Amounts in accordance with US GAAP:

Net Income	Rs.11,452
Basic and diluted EPS	Rs.18.17

As at March 31, 2001 (As restated)
Balance Sheet Data	(Rs. In millions except per share data)
Cash and Cash equivalents	Rs.24,828
Investment in bank deposits	-
Dues from Related Parties	36,181
Total Assets	151,216
Dues to Related Parties	7,335
Total Liabilities	77,999
Shareholders equity	Rs.73,217
Amounts in accordance with US GAAP:

Shareholders’ equity	Rs.75,259

Fiscal Years Ended March 31, 2001 (As restated)
Cash flow data:	(Rs. in millions except per share data)
Net cash from operating activities	Rs.19,325
Net cash used in investing activities	Rs. (8,568)
Net cash from financing activities	Rs. (4,870)

Restatement of Previously Reported Amounts

MTNL has recorded an adjustment to opening retained earnings as of March 31, 2000, resulting in an adjustment to shareholders’ equity as at March 31, 2000 shareholders’ equity. As a result, the Company has restated shareholders’ equity, retained earnings and net income as of and for the years ended March 31, 2001, 2002, 2003 and 2004 to reflect the impact of adjustments in the Company’s accounting for employee benefits and income taxes. The nature and impact of these adjustments are described in Note 3 “Restatement of Financial Statements” to our consolidated financial statements and in Item 3 and Item 5 in this Form 20F.

The description of the adjustments is as follows:

Employee Benefits

For defined benefit pension plans, MTNL recognizes a pension liability based on an actuarial valuation. As per the pension scheme, the benefit formula entitles every employee to encash up to 40% of his pension (as determined) immediately on retirement (termed as commutation). The remaining 60% balance is payable over the employee’s remaining life, as monthly pension. The Company incorrectly reversed 100% of the pension liability in respect of retired employees in prior years. The actuarial valuation reports have been revised for all periods impacted by the incorrect reversal, resulting in adjustments to accrued employee costs amounting to an increase of Rs.Nil, Rs.801 million, Rs.2,039 million and Rs.2,667 million as of March 31, 2001, 2002, 2003 and 2004 respectively.

MTNL accounts for leave encashment benefits, and records a liability based on an actuarial valuation. Employees can accumulate and carry forward leave balances up to a maximum of 300 days, which are encashable during the tenure of employment, upon termination or on retirement. MTNL did not accrue for, or reverse, leave encashment benefits in accordance with the specific terms of the benefit arrangement. As a result, the actuarial valuation reports required significant revisions. These reports have been revised for all periods impacted by the incorrect accruals and reversals of leave accruals, resulting in adjustments to accrued employee costs amounting to decrease of Rs.474 million, Rs.280 million and Rs.209 million as of March 31, 2001, 2002 and 2003 respectively and increase of Rs.234 million as of March 31, 2004.

Due to the correction of the above errors, accrued employee costs have decreased by Rs.474 million as of March 31, 2001, and increased by Rs. 521 million, Rs. 1,830 million and Rs. 2,901 million as of March 31, 2002, 2003 and 2004 respectively. The tax effect of these adjustments is to increase the net income tax liability by Rs.169 million as of March 31, 2001, and reduce net income tax liability by Rs. 186 million, Rs. 673 million and Rs. 1,041 million as of March 31, 2002, 2003 and 2004 respectively.

Income Taxes

In the current year, our auditors identified certain errors in its accounting for income taxes. More specifically, the errors relate to the following:

•	The Company recorded excess deferred tax liability on temporary differences between the book basis and tax basis of property and equipment commencing in the year ended March 31, 1995.

•
The Company failed to record deferred tax assets related to capital lease obligations and in subsequent periods, incorrectly accounted for the reversals of deferred tax liabilities related to the leased assets.

•
The Company did not reconcile differences (primarily related to provision for debtors and gratuity) between its income tax computation and the actual tax return filed with the tax authorities at each reporting period.

•	The Company did not recognize deferred tax assets in respect of deferred revenue and certain provisions, however, subsequent reversals resulted in the recognition of deferred tax liabilities.

The correction of these errors has resulted in adjustments to reduce income tax liabilities by Rs. 4,870 million, Rs. 5,257 million, Rs. 5,573 million and Rs. 5,583 million as of March 31, 2001, 2002, 2003 and 2004 respectively.

The following table presents the impact of the restatement adjustments on net income for the years ended March 31, 2002, 2003 and 2004, as well as the impact on various line items within the statement of operations under US GAAP:

                                                      (Rs. in millions except per share data)
Statements of Income	For the year ended March 31,
	2002	2003	2004
Net income as previously reported	Rs. 9,662	Rs. 5,707	Rs. 5,052
Adjustments
Income Taxes on property and equipment	(300)	82	(68)
Income Taxes on capital lease obligation	(92)	25	(21)
Income Taxes on reconciliation between income tax computation and actual tax return filed with the tax authorities	332	186	118
Income Taxes on deferred revenue and certain provisions	(84)	23	(19)
Leave encashment	(195)	(71)	(445)
Pension	(801)	(1,238)	(628)
Tax effect of adjustment for employee benefits	374	487	369
Net income as restated	8,896	5,201	4,358
Cost of revenues as previously reported	(30,729)	(30,092)	(37,531)
Adjustment: Employee benefits	(697)	(916)	(750)
Cost of revenues as restated	(31,426)	(31,008)	(38,282)
Selling, general and administrative expenses as previously reported	(7,799)	(8,405)	(9,701)
Adjustment: Employee benefits	(299)	(393)	(322)
Selling, general and administrative expenses as restated	(8,098)	(8,798)	(10,023)
Income tax expense as previously reported	(5,687)	(4,754)	(2,949)
Adjustments: Income tax	(144)	317	10
Tax effect of adjustment for employee benefits	374	486	369
Income tax expense as restated	(5,457)	(3,951)	(2,570)
Basic and diluted Earning per Share as previously reported	15.34	9.06	8.02
Adjustments	(1.22)	(0.80)	(1.10)
Basic and diluted Earning per Share as restated	Rs. 14.12	Rs. 8.26	Rs. 6.92

The following table presents the impact of the restatement adjustments on net income for the year ended March 31, 2001, as well as the impact on various line items within the statement of operations under IAS:

(Rs. in millions except per share data)
Statements of Income	For the year ended March 31,
2001
Net income as previously reported	12,293
Adjustments
Income Taxes on property and equipment	(300)
Income Taxes on capital lease obligation	(92)
Income Taxes on reconciliation between income tax computation and actual tax return filed with the tax authorities	(47)
Income Taxes on deferred revenue and certain provisions	(83)
Leave encashment	474
Pension
Tax effect of adjustment for employee benefits	(169)
Net income as restated	12,076
Total operating expenses as previously reported	(41,533)
Adjustment: Employee benefits	474
Total operating expenses as restated	(41,059)
Income tax expense as previously reported	(7549)
Adjustments: Income tax	(522)
Tax effect of adjustment for employee benefits	(169)
Income tax expense as restated	(8,240)
Basic and diluted Earning per Share as previously reported	19.51
Adjustments	(0.35)
Basic and diluted Earning per Share as restated	19.16

The following table presents in greater detail the impact of the restatement adjustments on MTNL’s previously reported shareholders’ equity as at March 31, 2002, 2003 and 2004 under US GAAP:

(Rs. in millions except per share data)
	As of March 31,
	2002	2003	2004
Shareholder’s equity as previously reported	Rs. 76,109	Rs. 78,981	Rs. 80,834
Adjustments:
Income Taxes on property and equipment	2,787	2,869	2,801
Income Taxes on capital lease obligation	854	879	858
Income Taxes on reconciliation between income tax computation and actual tax return filed with the tax authorities	844	1,030	1,148
Income Taxes on deferred revenue and certain provisions	772	795	776
Leave encashment liability	280	209	(234)
Pension liability	(801)	(2,039)	(2,667)
Tax effect of adjustment for employee benefits	186	673	1,041
Shareholder’s equity as restated	Rs. 81,031	Rs. 83,397	Rs. 84,557

The following table presents in greater detail the impact of the restatement adjustments on MTNL’s previously reported shareholders’ equity as at March 31, 2001 under IAS:

(Rs. in millions except per share data)
As of March 31, 2001

Shareholder’s equity as previously reported	Rs.68,042
Adjustments:
Income Taxes on property and equipment	2,787
Income Taxes on capital lease obligation	854
Income Taxes on reconciliation between income tax computation and actual tax return filed with the tax authorities	457
Income Taxes on deferred revenue and certain provisions	772
Leave encashment liability	474
Tax effect of adjustment for employee benefits	(169)
Shareholder’s equity as restated	Rs. 73,217

The following table presents the impact of the restatement adjustments on balance sheet line items as of March 31, 2002, 2003 and 2004 under US GAAP:

(Rs. in millions except per share data)
	As of March 31,
Balance sheet data	2002		2003		2004
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Deferred tax asset - current	Rs.3,643	Rs.4,829	Rs.3,675	Rs.4,964	Rs.5,325	Rs.6,430
Other receivables	9,734	9,643	3,313	3,111	3,999	4,067
Current assets	89,270	90,365	65,274	66,361	67,879	69,052
Total assets	165,054	166,149	159,579	160,666	166,850	168,023
Deferred tax liability - non current	13,836	9,487	14,801	9,642	13,822	8,370
Accrued employee cost	Rs.9,110	Rs.9,631	Rs.10,957	Rs.12,787	Rs.20,404	Rs.23,306
Current liabilities	53,953	53,953	42,642	42,642	39,764	39,764
Total liabilities	88,945	85,118	80,598	77,269	86,015	83,466

The following table presents the impact of the restatement adjustments on balance sheet line items as of March 31, 2001, under IAS:

(Rs. in millions except per share data)
	As of March 31,
Balance sheet data	2001
	As previously reported	As restated
Current assets	Rs.57,482	Rs.57,432
Total assets	151,267	151,216
Deferred tax liability - non current	12,011	7,259
Other long term liabilities	Rs.13,549	Rs.13,075
Current liabilities	31,264	31,264
Total liabilities	83,225	77,999

EXCHANGE RATES

The following table sets forth, for the fiscal years indicated, information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate in the City of New York for cable transfers of Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended March 31,	At end of period	Average rate (1)	High	Low
2001	46.85	45.88	47.47	43.63
2002	48.83	47.82	48.83	46.58
2003	47.53	48.36	49.07	47.53
2004	43.40	45.78	47.46	43.40
2005	43.62	44.86	46.45	43.27

(1) The average rate is the average of the exchange rates on the last day of each month during the period.

The following table sets forth the high, low and period-end buying rates for the Indian rupee for each of the previous six months.

Month	High	Low

April 2005	43.72	43.48
May 2005	43.62	43.21
June 2005	43.71	43.44
July 2005	43.55	43.32
August 2005	44.00	43.37
September 2005	43.75	43.98

On September 30, 2005, the noon buying rate was Rs. 43.94 = US$1.00.

RISK FACTORS

You should carefully consider the following risk factors as well as the other information contained in this report in evaluating us and our business. The market price of our equity shares or ADSs could decline due to any of these risks.

Risks Relating to Our Business

We expect to continue to encounter increased competition in each of our markets, which could reduce our revenues.

The Indian government is rapidly liberalizing the telecommunications industry in India. The Department of Telecommunications (DOT) may license, at its discretion, multiple additional service providers in any service area, with respect to both basic telecommunications services and cellular services. In November 2003, the Department issued guidelines for Unified Access Licenses, which cover both basic and cellular services within a service area. In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-line access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access. Basic services also include CDMA-based fixed wireless and mobile services (without roaming). Tata Teleservices Limited and Reliance Infocomm Limited are currently competing with us in the market for basic services in both Mumbai and Delhi, and Bharti Tele-Ventures Limited is also competing with us in the basic services market in Delhi. All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocom, low-cost CDMA mobile and fixed wireless technology. With approximately 65.18% of our call units having come from approximately 17% of our access lines in service, we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers. Some of our largest customers have already migrated to other basic service operators.

We experience significant and growing competition in the market for GSM cellular and Internet services. Many of these service providers enjoy significant penetration in these markets, have established brand names and have more experience operating a cellular network than we do. Cellular operators also face competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

There has been significant consolidation in the telecommunications industry in India. We expect the trend toward consolidation to continue, resulting in larger, more diversified competitors in the Indian market.

Increased competition has kept and will likely continue to keep downward pressure on prices and has required and will likely continue to require us to increase our capital investment to improve and expand our services. These developments, in turn, have had and may continue to have a negative impact on our profitability.

Our Business is Subject to Substantial Regulation by the Government.

The DOT retains the right to revoke our license after giving one month’s notice to us. The DOT also retains the right, after giving notice to us, to modify the terms and conditions of our license at any time if in their opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. A revocation of the license or a change in significant terms of the license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity could limit our ability to operate particular lines of our business or result in increased costs in the form of increased license fees or costs associated with applying for new licenses, or contesting limitations on our licenses.

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

Under our articles of association, the President of India, on behalf of the Indian government, may also issue directives with respect to the conduct of our business and affairs, and certain matters with respect to our business, including the appointment and remuneration of our Chairman-cum-Managing Director and the declaration of dividends. None of our shareholders, management or board of directors may take action in respect of any matter reserved for the President of India without his approval. If the President of India does not allow us to make capital expenditures pursuant to our business plan, we may be unable to compete effectively or maintain profitability. Government formalities, including requirements that many of our purchases be made through a competitive bidding process, often cause delays in our equipment and product procurement; these delays can place us at a disadvantage relative to private sector competitors.

The Indian government, our controlling shareholder, when considering matters pertaining to us, often also considers the interests of the largest government-owned telecommunications company, Bharat Sanchar Nigam Limited (BSNL). The Indian government is evaluating the possibility of a merger of our Company with BSNL.

The Indian government, through the DOT, holds 56.25% of our outstanding equity shares and 100% of BSNL’s equity shares. Consequently, the DOT controls both of us. The DOT has the power to determine the outcome of most actions requiring approval of our board of directors or shareholders, including proposed expansion of our basic and cellular services into new areas in which we may compete with BSNL, transactions with BSNL or the assertion of claims against BSNL. When considering many of these matters, the DOT may also take into account the interests of BSNL. Failure by the DOT to resolve conflicts involving us and BSNL in an equitable manner could have a material adverse effect on our business prospects.

    India’s Ministry of Communications has appointed private sector banks to act as consultants to advise on restructuring BSNL and us. We understand that these consultants have submitted their report. There have been media reports about consideration of a merger of our companies or the transfer by the DOT of their shares in us to BSNL. There are no further announcements on this. We cannot assess the likelihood of such a transaction, or the impact of such a transaction on our business or the value of our shares or ADSs.

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

The Indian trade tax department has similarly demanded that BSNL, a 100% government-owned company, make sales tax payments in respect of certain historical telecommunications revenues. We have been implicated as a party. BSNL challenged the demand in the state’s High Court and won. The state government has since appealed to the Supreme Court of India, which held in favor of the state government. BSNL has filed a writ petition with the Supreme Court seeking another review. This petition was admitted on September 25, 2003. If we were required to pay sales tax in respect of certain historical revenues, including telephone rentals, such payments could have a material adverse effect upon our results of operations, financial condition and cash flow. At this time, we cannot estimate potential aggregate actual liability associated with sales tax.

We have and may continue to implement Voluntary Retirement Schemes that will affect our profitability.

We have and continue to offer voluntary retirement to certain of our employees with a view to reducing our workforce. While we believe the long-term effect to our financial performance will be beneficial, the cost of such programs will affect our profitability over the next few years.

Risks Relating to Investments in Indian Companies

There are Risks of Political Uncertainty in India that could affect our business.

During the past decade, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. A coalition government is in power. We cannot assure that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and could adversely affect the telecommunications licensing and regulatory framework in which we operate our business.

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

India and other parts of the world have recently experienced significant social conflict and/or terrorist acts. In India, social conflict, including religious and regional/separatist conflicts, has been an ongoing problem, which occasionally includes significant acts of terrorism. To the extent that the Indian economy is adversely affected by such conflict, terrorism or military activity, our business may also be adversely affected, resulting in a decline in revenue, and the prices of our equity shares and ADSs may decline.

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

The government of India holds approximately 56.25% of our outstanding equity shares. There have been no indications that the current government of India plans to further reduce its shareholding in us through a sale of equity.

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

In December 1991, with a view to fulfilling its objective of facilitating the rapid introduction of new services and technology, the DOT invited bids from Indian companies with a maximum of 49% foreign ownership for two non-exclusive GSM cellular licenses in each of the cities of Kolkata (formerly called Calcutta), Chennai (formerly called Madras), Delhi and Mumbai. The private operators commenced cellular services in late 1995. In October 1997 we were permitted to provide GSM cellular service in Mumbai and Delhi. Beginning in 1995, the DOT also invited tenders and awarded cellular licenses for the regional “circles” established for the purpose of licensing cellular services in the rest of India. We believe that as of July 31, 2005, there were approximately 59.83 million cellular subscribers in India.

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

In order to achieve these objectives, the Indian government decided to permit private sector involvement in basic telecommunications services, which, in the Indian context, includes basic fixed-line access service and a number of other telecommunications services (including CDMA-based fixed wireless and mobile services (without roaming)), other than long distance services, cellular service and Internet access. Accordingly, in September 1994 the Indian government announced its “Guidelines for Private Sector Entry into Basic Telecom Services,” and beginning in 1995 began to invite tenders from companies with no more than 49% foreign ownership for basic service licenses for the regional “circles” established for licensing basic telecommunications services. After a period of consolidation, the most prominent private-sector providers of basic telecommunications services currently include Bharti Tele-Ventures Limited, Tata Teleservices and Reliance Infocomm, each of which operates in multiple circles. Tata Teleservices and Reliance Infocomm both operate in the circles that include Mumbai and Delhi, and hence now compete with us in those areas. Bharti Tele-Ventures Limited also provides basic services in Delhi.

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

In November 1998, the government of India announced its Internet policy, which aims to increase Internet usage by, among other things, allowing up to 49% foreign ownership of Internet service providers (ISPs) and declaring a license fee moratorium for five years (Currently the foreign ownership limit for ISPs is up to 74% in most cases.)

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

In October 1999, the DOT, which had both performed the role of licensor and policy maker for the Ministry of Communications and operated as India’s domestic long distance service provider and basic service provider (except for the areas of Delhi and Mumbai, which are covered by us), was bifurcated into two departments. The DOT/Telecom Commission, or the DOT, now performs the role of licensor and policy maker, and the Department of Telecom Services, functions as the government of India’s local and long distance network service provider. In October 2000, the Department of Telecom Services’ local and long distance business was corporatized into a new company named BSNL. The Indian government has also recently established an independent Information Technology Department within the Ministry of Communications (now formally known as the Ministry of Communications and Information Technology). The IT department will, among other things, promote the Internet, e-commerce and knowledge based industries. Internet licensing functions will remain with the DOT. The DOT controls the equity shares in us that are held by the Indian government and appoints all of the directors on our 12-seat board. Two of our board seats are for DOT officers.

The following chart illustrates the current operational and regulatory structure of India’s telecommunications services industry:

In November 2003, the DOT issued guidelines for Unified Access License which cover within a service area both basic telecommunications services and cellular services. In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access. Basic services also include CDMA-based fixed wireless and mobile services (without roaming). We are considering the conditions imposed by the DOT for issuance of such license.

For more information on regulation of the Indian telecommunications industry, see “ -Telecommunications Regulation in India” below.

Mahanagar Telephone Nigam Limited

Mahanagar Telephone Nigam Limited is the principal provider of fixed-line and other basic telecommunications services in Delhi and Mumbai. Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India. At the end of fiscal 2005, our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 4.1 million working lines, or access lines in service. In February 2001, we launched our cellular services using global system for mobile communications, or GSM, technology in Delhi and Mumbai and had approximately 881,696 subscribers as of March 31, 2005. GSM is the European and Asian standard for digital mobile telephone networks. We launched CDMA-based services in 1997, and at the end of fiscal 2005 had approximately 196,447 limited mobile subscribers in Mumbai and Delhi. CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference. We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 172,038 Internet access subscribers at the end of fiscal 2005. We also seek to enter the market for domestic long distance service, which has been opened for competition.

We believe that the size of the markets in Delhi and Mumbai, the economic environment, the Indian government’s ongoing liberalization of the telecommunications industry and the low level of penetration of fixed-line, mobile and cellular services in these two areas and the low level of penetration of Internet services in India provide opportunities for future industry growth.

The number of our access lines in service grew at a compound annual growth rate of 8.3% from March 31, 2000 to March 31, 2004. In fiscal 2005 these lines declined by 6.68% primarily due to migration of subscribers to cellular services. At March 31, 2005, our network included approximately 1.72 million access lines in service in Delhi and approximately 2.36 million access lines in service in Mumbai. In addition, our access lines in service per employee increased from 66 at March 31, 2000 to 70 at March 31, 2005.

We derive our revenue primarily from local, domestic long distance and international calls that originate on our network. In fiscal 2005, approximately 38% of our revenue was derived from call revenue, 23% from rentals of telephones, access lines and other telecommunications equipment and use of our value-added services and 21% from public call offices. Interconnect revenue, which is revenue derived from other telecommunications service providers for calls made into our network, accounted for 15% of our revenues in fiscal 2005. Local calls are carried on our network, unless the termination point is in the network of one of the cellular operators or one of the new private-sector basic service providers in the locality, while all domestic long distance calls continue to be passed from our network to the domestic telecommunications network operated by BSNL, although we have entered into interconnect agreements with the new private-sector domestic long distance service providers. In addition, all international outgoing calls continue to be passed from our network to international gateways operated by VSNL, India’s former government-controlled international long distance carrier, although we have entered into interconnect agreements with other private-sector international long distance carriers.

We expect competition to continue to increase in all major sectors of the Indian telecommunications industry, as both government and private-sector companies continue to invest in capacity expansion and seize opportunities to enter new geographical areas and lines of business. See “— Business Overview—Competition” below.

Our principal executive offices are located at 12th floor, Jeevan Bharati Tower—1, 124 Connaught Circus, New Delhi—110001, India, and our telephone number is +91-11-2374-2212.

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

The DOT retains the right to revoke our license after giving one month’s notice to us. The DOT also retains the right, after giving notice to us, to modify the terms and conditions of our license at any time if in their opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. A revocation of the license or a change in significant terms of the license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity could limit our ability to operate particular lines of our business or result in increased costs in the form of increased license fees or costs associated with applying for new licenses, or contesting limitations on our licenses.

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

Strategy

Key elements of our strategy include the following:

•
Expand GSM Cellular and CDMA Mobile Services in Delhi and Mumbai. We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, currently have an installed capacity of 625,000 GSM cellular connections in each of those cities. We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base. In addition, we have launched lower-cost CDMA-based limited mobility mobile services in each of Mumbai and Delhi, currently have approximately 196,447 subscribers and have awarded contracts to achieve an installed capacity of 550,000 CDMA connections (most of which are to employ the more advanced CDMA 2000 1X technology) in each city. We believe that this new limited mobile service enables us to target a wider customer base that is more price sensitive than GSM customers and that does not require India-wide and international roaming facilities. We intend to compete effectively in these growing markets by providing high quality service at affordable rates.

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

•
Further Develop and Modernize our Network. We intend to continue to invest in expanding and upgrading our network to improve the quality of service. We also plan to add tandem switches based on NGN - next generation network in Delhi and Mumbai, expand an overlay data network, implement synchronous digital hierarchy technology and improve local access in both markets. We are continuing to implement fiber-in-local-loop and wireless-in-local-loop technologies where appropriate. We have introduced broadband technology based on ADSL2+, capable of providing triple play services (video broadcast, video-on-demand, voice over IP), in a significant way. Through expansion and modernization of our network, we seek to improve the capacity of our network, reduce network failure rates, improve call completion rates and decrease average waiting time for new lines as well as support our Internet and value-added services.

•
Selectively Target International Opportunities. We plan to selectively target expansion opportunities outside India where we can leverage our expertise and relationships. Our Nepal joint venture, United Telecom Limited, in which we hold a 26.7% interest, has commenced wireless in local loop services as the first private-sector telecommunications operator in that country. We have also been awarded licenses to provide basic, mobile and international long distance service in Mauritius. We launched international long distance services in Mauritius in the current fiscal year. We are examining other international opportunities.

•
Enter the Market for International Long Distance Services. We have obtained a letter of intent from the Indian licensor for a license to provide international long distance service. Once the license is received, we will have roll-out obligations requiring rapid deployment, and intend to deploy the services as rapidly as possible.

•
Expand Internet Services. We commenced our Internet service provider operations in February 1999 with an initial network capacity to support up to 5,000 subscribers in each of Delhi and Mumbai. As of March 31, 2005, we had approximately 172,038 Internet access subscribers. Our other telephone customers also have access to our network on a per minute basis. We have approximately 732,519 such users. We intend to further increase capacity in each city in fiscal 2006. We have also started providing high speed internet services on broadband.

•
Enhance Value-added Services. We provide our subscribers with value-added services such as call-waiting, call-forwarding, wake-up calls, absent subscriber service and caller identification at no charge or for a nominal fee. We also provide our Intelligent Network services to subscribers, which include our calling card services, a toll-free calling service, a premium rate “0900” number service and a televoting service. We also provide high speed data transmission services using integrated services digital network technology, which allows simultaneous high speed transmission of voice, data and images. We expect that our value-added service offerings will increase use of our network, enhance overall customer satisfaction and provide new sources of revenue. We plan to expand our intelligent network (IN) platform in both Delhi and Mumbai in the current year. These are for free phone service and other similar applications, which require special routing.

BUSINESS OVERVIEW

Services

Our primary business is providing basic telecommunications services in Delhi and Mumbai, which include:

•	basic fixed-line access (including phone plus facilities) in Mumbai and Delhi;

•	public call offices, which consist of both manned offices where people can make local, long distance and international calls, and coin operated telephone booths;

•
value-added telephone in GSM cellular services such as call-waiting, call-forwarding, wake-up calls, absent subscriber service (informing callers that the subscriber is unavailable) and caller identification, friends & family, night talk, VMS call conference and WAP;

•
phone plus facilities in basic fixed-line such as abbreviated dialing, call transfer, hotline facility, three party conferencing, absentee facility, CLIP facility, call hunting, call alert, morning alarm. These facilities are free;

•	mobile and fixed-wireless services based on CDMA technology;

•	high speed data transmission;

•	interconnection with domestic international long distance carriers and with basic and cellular operators in Delhi and Mumbai;

•	leased line services;

•	telex; and

•	Intelligent Network services.

We also provide:

•	GSM cellular services (including value-added services) in Delhi and Mumbai;

•	Internet access services; and

•	Broadband services.

Basic Access. Our subscribers are provided basic fixed-line access, which consists of installation and provision of basic voice telephony services. Rental charges include maintenance of connections between a subscriber’s premises and our network, 60 pulses of calls per month as well as the use of a basic handset (although subscribers may elect to buy their own handset and have their installation charges reduced accordingly).

Local, Domestic Long Distance and International Calls. We provide local telephone services in Delhi and Mumbai as well as domestic and international long distance through our connectivity with BSNL’s domestic long distance network and VSNL’s international gateways. We derive revenues from tariffs we collect on local, domestic long distance and international calls that originate on our network. Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls. Usage is measured by pulses, which are time-based units of measure, metered at the relevant exchanges. A set of pulse durations is established for each category of calls (i.e., local, domestic long distance or international long distance), and within each category, pulse durations vary depending on one or more of the following factors: call distance; time of day; type of network on which the call is terminating (i.e., fixed, GSM cellular or CDMA mobile); destination country (for international long distance only); subscriber plan (for local calls only); and whether the call is within a circle or between two different circles (for domestic long distance only). We estimate that, based on recent sample data, local calls constitute approximately 78% of our total pulses, while domestic long distance and international calls constitute approximately 17% and 5% of our pulses, respectively. We are focused on increasing call volumes by promoting use of our value-added services and the use of long distance services. We have received a letter of intent for a license to enter the international long distance service market and intend to launch this service as soon as the license is finalized.

Public Call Offices. In addition, we provide both coin-operated and franchised public call offices. At March 31, 2005, public call offices accounted for 6.96% of our total wire lines in service. The coin-operated public call offices offer only local call service, while the franchised public call offices offer local, domestic long distance and international call services. We pay a commission to the franchisees amounting to 40.0% of the tariffs charged by the franchisee on local calls and 20-30% of the tariffs charged by the franchisee on domestic long distance depending on the number of calls per fortnight and international calls. The franchisees charge the same tariffs we do for these services. For coin-operated public call offices, our tariff for local calls is fixed at Rs.1.00 per pulse, which is lower than our highest rate of Rs.1.20 per pulse charged to our fixed-line customers. We plan to continue to increase the number of public call offices in the future.

Value-Added and Other Services. We provide our subscribers with value-added services such as:

•	call-waiting (for free);

•	voice mail (for free);

•	call-forwarding (for a monthly charge);

•	wake-up calls (for a per-call charge);

•	absent subscriber services (for a monthly charge);

•	caller identification;

•	voice mail (for a monthly charge or per message charge);

•	call conference (for a monthly charge);

•	WAP (for free);

•	friends & family (for a monthly charge or per message); and

•	night talk (for a monthly charge or per message charge)

These services are available over approximately 95% of our network. We also earn revenues from:

•	the transfer of registration of a telephone connection from one subscriber to another;

•	shifting a subscriber’s telephone connection upon a change of address;

•	reconnecting a subscriber’s telephone connection that had been disconnected;

•	operator-assisted calls; and

•	directory services on CD-ROM.

We have been introducing our Intelligent Network services over our entire network which, at present, include:

•	calling card services;

•	a toll-free calling service;

•	a premium rate “0900” number service; and

•	a televoting service.

GSM Cellular Services. In February 2001, we launched our cellular mobile services using GSM technology (the European and Asian standard for digital cellular telephony) in Delhi and Mumbai under the brand name Dolphin. In 2002 we introduced our prepaid cellular services under the brand name Trump. As of March 31, 2005 we had 881,696 GSM cellular subscribers. We provide national roaming facilities for our GSM cellular customers through the networks of BSNL outside Mumbai and Delhi and international roaming facilities with 45 operators in around 40 countries, and we have established roaming facilities for our customers in a total of around 200 countries. As of March 31, 2005 we had installed networks with a capacity of 625,000 GSM cellular connections in each of Delhi and Mumbai.

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

We have since upgraded our CDMA equipment and receiving stations and, in October 1999, we opened subscriptions for up to an additional 9,000 CDMA mobile and fixed wireless connections in Delhi and dedicated 40% of these connections for fixed wireless. The capacity was subsequently increased to approximately 150,000 lines in each of Delhi and Mumbai. At March 31, 2005, we had approximately 196,447 operational CDMA mobile connections and approximately 30,636 operational fixed wireless connections. We have awarded contracts to expand our CDMA capacity by an additional 400,000 in each of Delhi and Mumbai. These new connections will employ the more advanced CDMA 2000 1X technology, which can provide subscribers high-speed data transmission capabilities and greater access to value-added services. Our CDMA mobile service offers only limited mobility within Delhi and Mumbai, and currently we are not permitted to offer roaming facilities on this service. If we obtain the newly-available Unified Access License we will be able to offer full mobility.

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

There is currently a dispute between TRAI and the providers of CDMA fixed wireless service (including us). TRAI is seeking to classify the service as a mobile rather than fixed line service, with the effect of adding charges to the cost of calls, reducing the price advantage that the CDMA service currently offers over the GSM service.

In November 2003, the government issued guidelines for unified access licensing. We are considering obtaining a Unified Access License that will permit full mobility depending on the financial terms on which such licenses will be available to us.

Internet Services. We commenced our Internet service provider operations in February 1999 with initial equipment capacity to support up to 5,000 subscribers in each of Delhi and Mumbai. We experienced significant demand for this service and have since expanded our Internet services capacity to support additional subscribers in each of Delhi and Mumbai. We plan to expand our capacity in each city in fiscal 2006. As of March 31, 2005, we provided our Internet services to a total of approximately 172,038 subscribers in Delhi and Mumbai.

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

High Speed Data Transmission. We provide narrow-band ISDN services that allow subscribers to send high speed data, make telephone calls with high quality voice transmission and hold desktop video conferences over a single line. In the past, the development of independent networks for a variety of services (such as voice, telex, packet-switched data and leased lines) made each of them relatively expensive. ISDN technology allows a wide range of data services to be made available to the subscriber through a single connection and at a reduced cost. We believe these high speed data transmission products will help us to attract high usage subscribers. We introduced narrow-band ISDN services in August 1996, and, at March 31, 2005, we had approximately 21,458 subscribers to this service.

We also offer data communications services through our packet switched data network. This service allows the transmission of data on standard international data protocols and access via dedicated lines or dial-up facilities. We plan to expand broadband services on a large scale, based on the ADSL technology. The services include triple play of video (which we are just beginning to test), data and voice. Further, we plan to commission, an MPLS (Multi Protocol Label Switching) based core network to provide VPN (virtual private network) services to corporate users across the country”. ADSL means asymmetric digital subscriber loop, a technology that allows combinations of services including voice, data technology and one-way full motion video to be compressed and delivered over existing copper cables. We expect to experience significant demand for these high speed data services from large corporate, financial, media, public service and educational institutions. We have launched broadband services using ADSL 2+ in the month of January 2005. High speed internet access, video on demand and IPTV services shall be offered to broadband customers. The customer base as on 31.3.2005 is 7,193. The installed capacity to broadband ports as on 31.3.2005 is 350,000. MTNL has plan to install additional 800,000 broadband ports in year 2005-06.

Interconnection. We connect our network with BSNL and have entered into interconnect agreements with certain other licensed domestic long distance service carriers to provide our customers with domestic long distance service. We connect our network with VSNL and have entered into interconnect agreements with certain other licensed international long distance carriers to provide our customers with international long distance service. We connect our network with the other basic and cellular operators in Mumbai and Delhi to offer our customers comprehensive access in our coverage areas. The terms and conditions of our interconnect arrangements are governed by regulations of the TRAI and interconnect agreements that we have with many of these other operators. The TRAI is also responsible for ensuring technical compatibility among operators. Effective May 1, 2003, under the authority’s interconnection usage charges regulation, interconnect charges have been established for all major types of interconnection based on a “calling party pays” principle. See “—License Fees and Network Utilization/Interconnection Arrangements” and “—Telecommunications Regulation in India.”The IUC regulation has since been amended twice as per details given in subsequent paragraph.

Leased Line Services. We provide point-to-point leased line services for local, domestic long distance and international connectivity. Subscribers can use our leased lines to assemble their own private networks between offices within Delhi and Mumbai or together with BSNL, between Delhi and Mumbai and to other Indian cities. Leased line services can be used for voice and data transmission at various bandwidths. In addition, we earn revenues from leasing circuits to cellular operators in Delhi and Mumbai to interconnect their networks to our network. At March 31, 2005, we had approximately 46,526 leased line subscribers. We have experienced increased demand for these services and expect demand to increase further in the near future.

Telex Service. At March 31, 2005, we had approximately 1,011 telex subscribers. With the expansion and modernization of our network, telex is being replaced by facsimile, currently the most frequently used means of text communication in Delhi and Mumbai. Although we expect to continue to provide telex services in the future, we expect total demand to continue to decline.

Recently Introduced Services

•	MTNL launched broadband service in ADSL2+ state-of-art technology, capable of providing triple-play services (video broadcast, video-on-demand, VOIP).

•
We have launched a “Certification Authority” business under the brand name “MTNL Trustline” with a capacity to issue 500,000 Certificates. With this, MTNL has become an important public key infrastructure service provider.

•	Wi-fi based [wi-fine] service launched to provide internet connectivity to inaccessible and hot spots in the Delhi area.

•	MTNL expanded its GSM network by 400,000 lines in each city of Delhi and Mumbai.

Services Under Development. MTNL has set a target to start its international long distance operations this fiscal year with a budgetary support of Rs.300 million. Further, MTNL would be adding 10 Lac lines in net switching capacity including capacity for WLL and GSM and 18,000 Kms. of optical fiber in Delhi and Mumbai. MTNL’s other plans include offering corporate networking MPLS-VPN services, setting up 300-seater unified call center and deploy next generation network of 24,000 lines in Delhi and Mumbai each.

Telecommunications Services in Other Countries

We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships. MTNL is keen in expanding its overseas operations, currently it is in the process of exploring the potential in a few Asian and African countries. United Telecom Limited, a joint venture involving us (26.68%), Telecommunications Consultants India Limited (26.66%), VSNL (26.66%) and Nepal Ventures Private Limited (20%), commenced wireless in local loop services as the first private-sector telecommunications operator in Nepal. We have also been awarded licenses to provide basic and international long distance service as well as mobile services in Mauritius. Through a Mauritius subsidiary, we have begun to offer ILD services. We intend to begin the build-out of our network there to provide additional services.

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

We have adopted a policy not to reduce our basic tariffs and related charges unless in a response to tariff reductions by competitors. However, since the 1999 tariff order, the TRAI has in several stages significantly reduced tariffs on domestic and international long distance calls. Effective July 20, 2002, international long distance call rates were reduced by about 40% and effective October 2, 2004 national long distance call rates were reduced varying up to 60% for various designations Because we retain the remainder of prices of domestic and international long distance calls originating on our network, net of interconnect charges, by lowering long distance rates the tariff reductions have reduced the revenue we receive per call. While these rate reductions have been part of a “rebalancing” effort aimed at reducing cross-subsidization between long distance (historically priced at a premium) and local calls (historically subsidized) by at the same time phasing out subsidization of local calls, the negative impact of the long distance rate reductions have to date outweighed any positive impact of other aspects of the tariff rebalancing effort. Also effective May 1, 2003, as part of its effort to reduce subsidies, the TRAI changed the standard plan that we must offer all customers by increasing monthly rentals for basic services by 12% from Rs. 250 to Rs.280, reduced the local call pulse duration (for calls made to fixed and fixed wireless lines) from three minutes to two minutes and the number of free monthly call pulses.

GSM Cellular Services. We offer our GSM cellular subscribers in Delhi and Mumbai a choice of several plans, tailored to meet the needs of different user profiles. One of the plans is the standard plan, which, under TRAI regulations, we are required to offer all customers and the terms of which the authority establishes. Generally, in addition to call charges for local and long distance calls, our plans include the following types of charges: refundable, non-interest bearing security deposit; installation charges; monthly rental charges; and airtime charges. Effective February 1, 2004, with the adoption by the TRAI of the interconnection usage charge regulation and the “calling party pays” principle, charges for incoming cellular calls (other than any roaming charges) have been eliminated. In addition, we provide the following value-added services free to all our GSM cellular subscribers:

•	roaming between Delhi and Mumbai;

•	call forwarding/divert;

•	call hold;

•	call waiting;

•	caller identification;

•	caller identification (for Rs.50 per month).

However, airtime charges on use apply to these services. In addition, we offer our GSM cellular subscribers the following value-added services for a fee.

•	national roaming (for Rs.30 per month);

•	WAP (for Rs. 0.80 per minute through circuits switch Data)

•	voice mail (for Rs. 0.50 per minute on message retrieval);

•	Short Message Service;

•	charges for outgoing messages - Rs.0.50.
•	charges for incoming messages - free
•	charges to other Services/National - Rs.1.00 per message
•	charges to other Services/International - Rs.2.50 per message
•	SMS Night Plan (for Rs. 25/- per month and outgoing SMS charges to local mobile no. Rs. 0.10 per message between 10 PM to 10AM)

•	content-based Short Message Service (Rs.1.00 per message for regular service);

•	call conference (for Rs.50 per month);

•	Optional plan for local call to Cellular (for Rs. 49/- per month & charges Rs. 0.60 per minute);

•	friends & family for a maximum of any two local numbers (for Rs.30 per month and local call charges Rs.0.60); and

•	night talk (for Rs.49 per month and local call charges Rs.0.60)

•	Itemized bill for Rs.50 per month (free for corporate booking)

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

License Fees and Network Utilization/Interconnection Arrangements

License Fees and Network Utilization Charges. Under our previous arrangement with the DOT, the license fees for providing basic services was fixed at Rs.900 per access line in service. This arrangement expired on March 31, 2000. In the absence of any new arrangement with the DOT, we continued to pay license fees during fiscal 2001 on the same terms as our previous arrangement. On April 9, 2001, the DOT communicated that the annual license fees will be revised and shall be payable at 12% of adjusted gross revenue from basic telephone service effective from August 1, 1999, as applicable to private operators from that date. On September 5, 2001, the DOT amended its position and indicated that the date from which the revised license fees will be payable will be notified later. However, in the absence of an agreement for payment of license fees and any clarification from DOT to date, we have paid license fees on the revised basis communicated by DOT for fiscal 2002 and 2003. Further, subsequent to the year ended March 31, 2004, in a meeting held between DOT, BSNL and the Company to resolve the ambiguity with respect to license fees and networking charges it was agreed that the license fees were payable at 12% of AGR and networking charges as per TRAI regulations with effect from August 1, 1999. Also, the revenue sharing percentages earlier agreed to between MTNL and BSNL, other than those governed by TRAI regulations, were revised with retrospective effect. This resulted in an incremental charge of Rs. 3,520 million in the consolidated statements of income on account of license fee and a benefit of Rs 1,515 million on account of networking charges during the year ended March 31, 2004, in respect of periods upto March 31, 2003. Further license fee has been revised at 10% of Adjusted Gross Revenue with effect from April 1, 2004.

Cellular License Fees and Spectrum Allocation Charges. Each Indian cellular service provider operating in top-tier circles, including us, currently pays a cellular license fee of 10% of adjusted gross revenues received from its cellular services plus spectrum charges of 2% of adjusted gross revenues for up to 4.4 MHz of spectrum allocation and 3% of adjusted gross revenues for spectrum allocation of up to 6.2 MHz and 4% of Adjusted Gross Revenue for spectrum allocation of up to 8 MHz. License fee has been revised from April 01, 2004 at 10% of adjusted gross revenue.

Unified Access License. In November 2003, the DOT issued guidelines for Unified Access Licenses which cover within a service area both basic telecommunications services and cellular services. In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access. Basic services also include CDMA-based fixed wireless and mobile services (without roaming). We are considering the conditions imposed by the DOT for such issuance.

New Interconnection Usage Charges Regulation. Effective May 1, 2003, under the TRAI’s new interconnection usage charges regulation, and further amended and implemented since February 1, 2004, interconnect charges have been established for all major types of interconnection. Under this regulation, we are entitled to specified interconnection revenues with respect to incoming calls from operators that are linked to our network, and are required to make specified payments in respect of outgoing calls from our network into another operator’s network. For this reason, this regulation is said to be based on the “calling party pays” principle. As a result of this regulation, for the first time, we are accruing interconnect fees payable by BSNL in respect of the domestic long distance calls that come into our network from that company’s network. In addition, as a result of related tariff changes, we no longer charge cellular or CDMA-based mobile users for incoming calls, as we are now entitled to interconnect payments from the caller’s service provider. The terms of all interconnect agreements are subject to the interconnect charges specified in the regulation. The TRAI has issued IUC Regulation (1 of 2005) dated 6th January 2005 and implemented from 1st February 2005. In this IUC amendment, the authority emphasized lower tariffs and linked high sustained subscriber growth. Plans for consistent decline in tariffs to give sustained boost to subscriber growth and teledensity. Methodology of imposing ADC per minute charge kept unchanged. Only the Access Deficit Charge has been changed, ADC on long distance calls & international calls has been reduced. Further, in the amended IUC regulation, BSNL only, and not the other fixed lines operators, will receive ADC on all incoming international calls and outgoing calls from Mobile/WLL (M).

Network Utilization—Bharat Sanchar Nigam Limited. Under our previous arrangement with BSNL, we paid network utilization charges to that company as a fixed percentage of the amount of usage and other charges billed to our customers for our services. Our network utilization arrangement with BSNL expired on March 31, 2001. For fiscal 2002 the interconnection charges on domestic long distance and international long distance calls were accrued on the basis of the rates payable by other basic service operators in the country, and for fiscal 2003 the interconnection charges on domestic long distance calls were again accrued on the basis of the rates payable by the other basic service operators in the country. Since beginning of fiscal 2003, we have been accruing international long distance calls on the basis of interconnect agreements that we signed with VSNL and others. Since the beginning of fiscal 2004, the Telecommunication Interconnect Usage Charges (IUC) Regulation (2 of 2003) 2003 covers arrangements among Service Providers for Payment of Interconnection Usage Charges for Telecommunication Services, Covering Basic Service which includes WLL(M) Services, Cellular Mobile Service Providers and Long Distance Operators throughout the territory of India. The IUC Regulation (1 of 2005) effective from 1st February 2005 has only reduced the ADC on Domestic Long Distance calls and International calls keeping all other components of IUC unchanged. Further the ADC on incoming terminating calls on fixed network from mobiles and international long distance has also been made payable to BSNL only.

We are in the process of negotiating network utilization and domestic long distance agreements with BSNL. We are responsible for collecting payments for calls from our subscribers and bear the risk of non-collection of these charges. Until the May 1, 2003 effectiveness of the interconnection usage charges regulation, we did not receive any payments for calls coming into our network from BSNL’s network. We have also signed interconnect agreements with several private-sector domestic long distance service providers, but to date still rely on BSNL for substantially all of our domestic long distance interconnection. BSNL has also established its Trunk Automatic Exchanges (TAXs) at Delhi and Mumbai. All the other private operators of Delhi and Mumbai have established interconnection with these TAXs and consequently MTNL has stopped transiting their long distance calls to minimize the risk of bad debts.

International Long Distance Interconnect Arrangements. Although we have signed interconnect agreements with several international long distance carriers, we continue to rely on VSNL for substantially all of our outgoing international long distance traffic.

Interconnect Arrangements with Other Cellular and Basic Service Providers in Mumbai and Delhi. We have entered into interconnect agreements with the other cellular, Unified Access and basic service providers in Mumbai and Delhi to formalize our network integration with them. In addition to usage-based interconnect charges, each cellular/unified/basic service operator in Delhi and Mumbai pays us an annual fee for lines leased from us to connect to our network. For the establishment of interconnection between operators, a model Reference Interconnect Offer (RIO) was circulated by TRAI asking BSNL, MTNL to frame their own interconnect offer which was proposed to be signed with other operators for establishing new interconnections. Several changes were desired by TRAI in the Interconnect Offer document of BSNL, MTNL and both the operators challenged the proposed changes in TDSAT. As per directions of TDSAT, several rounds of talks were held by TRAI with MTNL and BSNL and most of the issues were resolved. TDSAT has now given judgment and accordingly MTNL has posted its interconnect offer on the website incorporating the changes already agreed with TRAI during discussions.

Customers and Customer Service. We classify our subscribers by use level and estimate that in the last three months of fiscal 2005, approximately 17.4% of our access lines in service accounted for 65.18% of our call units. The following table sets forth certain information with respect to our subscribers for the final three months of fiscal 2005:

	Average number of subscribers per segment as a percentage of total subscribers	Average call units per segment as a percentage of all metered calls
Subscriber segments
(use of pulses on a bi-monthly basis)
0-100	25.40	0.90
101-500	39.00	16.66
501-1,000	18.20	20.30
1,001-2,000	10.90	23.75
2,001-5,000	5.60	26.00
Greater than 5,000	0.90	12.39

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

 No single subscriber accounted for more than 5% of our revenues in fiscal 2003, 2004 or 2005. Government of India entities in the aggregate constitute the largest user of our services. We deal, however, with the various departments and agencies of the government of India as separate subscribers and the provision of services to any one department or agency does not constitute a material part of our revenue.

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

    Billing is computerized and processing takes place at decentralized bill processing facilities in Delhi and Mumbai for ease of operation and better handling of customer complaints. A subscriber can inquire by an automated telephone service or at one of our customer service centers to determine the amount of his bill. Payment may be made by mail or at a collection center such as a national bank, a customer service center. Payments may also be made under our voluntary deposit scheme, where customers set up an interest bearing deposit with us, or under our electronic clearance system, where payment is directly debited from the subscriber’s bank account. We have also introduced a program through which subscribers can pay bills through the Internet or at any of our Tele-mart centers. We allow subscribers to pay bills using a credit card and at the post office, and plan to allow subscribers to pay bills at local merchants and through other mechanisms to improve bill collection and remittance. MTNL has also introduced a loyalty scheme where incentive points are earned by its customers for redemption against assured gifts.

We have developed our billing system jointly with Tata Consultancy Services in Delhi and Mumbai. This billing system is a part of a customized software program known as a “customer service management system.” The billing system is an integrated revenue billing system, which includes pre-connection and post-connection services, accounting, billing collection and access to subscriber records. Other benefits of this system are one point data capture for all subscribers, increased efficiency and reduction of lead time to process queries. This system enables our staff to handle, at a single point of contact, various activities “on-line such as registration of a new telephone connection, change of address and category, issuance of work orders, issuance of duplicate bills, requests for transfer of telephone for domestic long distance and international connectivity, collection of payments of bills, status of outstanding bills, and monitoring of subscriber complaints.

Payment is due within 21 days from the date of issue of the bill. If the charges are not paid on time, we generally give a reminder by telephone after the due date, cut off all services after 35 days from the date of issue of the bill. Subscribers with large amounts overdue may have their telecommunications services terminated earlier. Subscribers are charged a surcharge on amounts overdue after 21 days (with maximum surcharge being Rs.4,000) and a reinstatement fee of Rs.100.

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

Insurance

We maintain comprehensive insurance for our assets, primarily buildings and equipment and the market value of our inventories. Our insurance is held under policies, which are renewable annually. The majority of our insurance policies are renewed in April of each year. We do not anticipate having any difficulty in renewing our insurance policies and believe our insurance coverage is reasonable and consistent with industry standards in India.

Competition

One of the primary objectives of the 1999 telecom policy is to encourage competition within India’s telecommunications industry. Accordingly, we will encounter increased competition in each of our markets as existing and additional service providers actively seek to penetrate these markets through the introduction of high quality products and services.

The 1999 telecom policy allows the DOT to license, at its discretion, multiple additional basic and cellular service providers in any service area. Adoption of Unified Access License guidelines in November 2003 facilitates this. Tata Teleservices Limited and Reliance Infocomm Limited are currently competing with us in the market for basic services in both Mumbai and Delhi, and Bharti Tele-Ventures Limited is also competing with us in the basic services market in Delhi. All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocom, low-cost CDMA mobile and fixed wireless technology. With approximately 65.18% of our call units having been derived from approximately 17.4% of our access lines in service (last three months of fiscal 2005), we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers.

We experience significant competition in the market for GSM cellular services. As of March 2005 we had approximately 9.8% and 12.1% of the mobile subscribers in Delhi and in Mumbai respectively. Our largest competitors in Delhi are Bharti Tele-Ventures Limited (AirTel) and Hutchinson Essar (Hutch). In Mumbai, BPL Mobile recently acquired by Hutchinson and Bharti (AirTel) have the largest share in the market. Cellular operators also face significant competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

We commenced providing our Internet services in Delhi and Mumbai in February 1999. The competition among Internet service providers throughout India is intense with approximately 183 licenses for providing Internet services issued as of December 31, 2004.

There has been significant consolidation in the telecommunications industry in India. For example, the Birla Group, the Tata Group and AT&T have combined their interests in GSM cellular operators into one business, and the Tata Group, which controls Tata Teleservices, acquired a controlling interest in India’s dominant international long distance carrier, VSNL, and Tata Teleservices has acquired Hughes Tele.com, a basic service provider in Mumbai. We expect the trend toward consolidation to continue, resulting in larger, more diversified competitors in the Indian market. Recently Hutch has acquired BPL, another one of the telecom operators in India.

Our revenues from international calls are adversely affected by competition from “call-back” services. Call-back services were officially declared illegal by the Ministry of Communications in July 1995. Nevertheless, the volume of international calls made from India through call-back services has continued to grow.

We have also applied for a license to enter the international long distance business and the regulator has acted by issuing us a letter of intent to license us for that service.  We expect to experience significant competition in the international long distance market from VSNL and from private operators such as Bharti Tele-Ventures Limited and the Reliance Group, which has announced its intention to enter this market.

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

Deductibility of License Fees

The Central Income Tax Authority of India (“CIT”) has disallowed the license fee paid by the Company to DOT for the years ended March 31, 1994 till March 31, 2004 as a tax deductible expense and has raised a demand for payment of taxes on increased taxable income relating to such expenses.

The amounts demanded, including interest on account of such disallowance, for the years ended March 31, 1994 to March 31, 1996, March 31, 1998 to March 31, 2001 and March 31, 2002 to March 31, 2004 are Rs 15,988 million. As part of the appeals process the Company has paid deposits under protest, amounting to Rs 11,877 million and Rs 13,427 million as of March 31, 2004 and 2005. These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets. Penalty proceedings have also been initiated against the Company for the years ended March 31, 1997 to March 31, 2003. In December 2000, the appellate authority upheld the Company’s appeal and cancelled the penalty for the year ended March 31, 1996. However, the penalty proceedings for the year ended March 31, 1997 to March 31, 2003 have not yet been concluded.

The Company has contested all these claims and believes that it has a valid defense to the disallowance of license fees paid to DOT as a tax-deductible expense. During the year ended March 31, 2005, the Company obtained favorable decisions from the Income Tax Appellate Tribunal (“ITAT”) with respect to the license fee disallowed for the assessment years 1997-98 and 2001-2002 and MTNL has received refunds for these two years on the basis of the decision of the ITAT. The said ITAT decisions have not yet been contested by the revenue authorities.

Further in respect of assessment years 1995-96, 1996-97 and 2001-2002, the Committee of Dispute (“COD”), on the recommendations of the Ministry of Law, decided not to give clearance to either the Central Board of Direct Taxes or the Company to file appeals in the Hon’able High Court of India, making the decision of the ITAT binding on both the parties. Subsequent to the COD’s decision, the Company has applied for refund claims with the Income Tax authorities for the assessment years 1995-96 and 1996-97.

Management believes that all claims will eventually be decided in favour of the Company and an adverse outcome in respect of the above is not probable. However, if the Company is ultimately unsuccessful in its defense it would be required to pay tax including interest amounting to Rs. 1,784 million in addition to Rs 15,988 million. The Company has not accrued the tax charge on license fee in the financial statements. The Company will receive interest on deposits paid under protest to the tax authorities if the case is decided in our favor.

Sales Tax

The Company has received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges. The Company has received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs. 3,200 million in sales tax for fiscal 1989-2000. Further MTNL has also received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon the Company. The amount at issue in Delhi is significantly less. In furtherance of the notice issued by the Delhi government for payment of sales tax on certain telecommunications devices, the matter was taken up in the apex court to decide the question of legal validity of such attempts by the Delhi government in matters which are under the jurisdiction of central government and for which license was issued by the Government of India. In view of this, no demand or order has been passed by the Delhi tax department.

The department made these demands based on a recent case involving the Uttar Pradesh Trade Tax Department (UPTTD) and the DOT, wherein the Supreme Court of India ruled that a telephone connection along with a telephone set provided by a company rendering basic services amounts to a "transfer of right to use the telephone system" and the rentals collected by DOT towards this right to use should suffer sales tax. Subsequent to the passing of this order, both the cellular and basic operators filed a petition before the Supreme Court under Article 32 of the Constitution in respect of the above. The Hon’ble Supreme Court admitted the Petitions, inspite of its own judgment, and vide orders dated September 25, 2003 referred the matter to a larger bench for determination of dispute on merits and further directed that in future there shall be no coercion for recovery of any dues. The Hon’ble Supreme Court further directed that the operators should file statutory appeals against the assessment orders for assessments already completed as on September 25, 2003. Following the Supreme Court order in the UPTTD case the sales tax departments across the country, have raised demands on basic and cellular mobile operators.

MTNL has challenged the demands raised before the respective high courts and the Company has been granted interim stays against enforcement of the demands. However this stay order is subject to the outcome of the Supreme Court judgement on the issue. Any proceeding initiated now shall be subject to the interim directions passed by the Hon’ble Supreme Court as stated above. Based on opinion received from legal counsel, management believes that an adverse outcome in respect of the above is not probable, however if we were required to pay sales tax in respect of certain historical revenues, including telephone rentals, such payments could have a material adverse effect upon the Company’s results of operations, financial condition and cash flow. At this time, we cannot estimate potential aggregate actual liability associated with sales tax.

Contributions to General Provident Fund

General Provident Fund is a scheme applicable to the Company’s employees who have opted for the Government Pension rules. In the absence of any rules available for deposit of such contribution the amounts have been retained by the Company pending notification from the Government.

The CIT has considered the contributions made by the employees towards the General Provident Fund for the year ended March 31, 2001 to 2004, as taxable income of the Company. The amount of additional income tax demanded together with interest amounted to Rs. 1,652 million as of March 31, 2005.

As a part of the appeals process the Company has deposited Rs.1,166 million and Rs. 1,306 million as of March 31, 2004 and 2005 respectively under protest to the tax authorities. These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets.

During the year ended March 31, 2005, the Company has set up an ‘MTNL GPF Trust’ and has applied to the Income Tax authorities for the recognition of the said Trust. The Company believes that the entire GPF contribution till date will be allowed on payment of the same to the Trust.

The Company believes that it has a valid defense against the addition of such contribution to their taxable income. Based on opinion received from legal counsel, management believes that an adverse outcome in respect of the above is not probable. However, if the Company is unsuccessful in its defense it would be required to pay tax including interest amounting to Rs .4,137 million on employee contributions retained from November 1, 1998 (the date of absorption of non executive employees) to March 31, 2005.

Disputes with BSNL

In accordance with the Inter Connect Usages Regulations, the Company has accounted for interconnection usage charges payable to BSNL amounting to Rs.6,924 million and Rs 3,627 million for the years ended March 31, 2004 and 2005 respectively. However BSNL has raised a bill for the interconnection charges for the calls originating from MTNL’s network and terminating/transiting at/from BSNL amounting to Rs.12,165 million and Rs 8,030 million for the years ended March 31, 2004 and 2005 respectively. The Company’s contention is that the claim is not adequately supported by BSNL and hence not accepted by the Company.

The Company has also accounted for interconnection charges receivable from BSNL amounting to Rs.6,236 million and Rs 1,471 million for the years ended March 31, 2004 and 2005 respectively. However based on correspondence received from BSNL (in respect of calls originating from BSNL network and terminating at MTNL) BSNL has accounted for Rs 4,862 million and Rs. Nil for the years ended March 31, 2004 and 2005 respectively.

In the absence of an interconnection agreement, MTNL had provided NLD/ILD access charges for the period ended March 31, 2002 at the rates lower than those demanded by BSNL . Subsequent to the year ended March 31, 2004, in a meeting held between DOT, BSNL and the Company the rates for NLD calls for the year ended March 31, 2002 were agreed and accordingly the Company has accounted additional liability of Rs. 233 million during the year ended March 31, 2004. The Company may be required to pay ILD access charges amounting to Rs. 195 million for the period April 1, 2001 to January 31, 2002 on the settlement of the dispute with BSNL in this regard.

Subsequent to the year ended March 31, 2005, the DOT has constituted a three member committee to resolve the issues relating to networking charges. The Company is in the process of reconciling their claims with BSNL and may be required to pay an additional amount based on the final settlement; however such payments will not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows. Management believes that an adverse outcome in respect of the above is not probable.

Other Disputes

In 1998, M&N Publication made claims for Rs. 5,415 million against the Company. These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of business opportunities aggregating Rs. 2,000 million. The Company has made claims of Rs. 4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator. The Company believes that it has valid defenses to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

In the year 2004-2005, a supplier brought claims aggregating to Rs 108 million against the Company. These claims arise out of contract for supply of digital local telephone exchange equipment. These claims include claims for loss of reputation and loss of business opportunity aggregating to Rs 20 million. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

In the year 2004-2005, the Company has received claims aggregating to Rs 279 million from various premium (PRM) service providers. These claims arise from the contract for PRM services which were started in the year 1999-2000. MTNL has not paid commission payable for these services to these providers as the amount was subsequently not recovered from the subscribers. The claims include Rs 119 million towards loss of profit and wasteful expenditure incurred by the parties. The Company believes it has a valid defense against these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

Additionally the Company is also involved in law suits and claims amounting to Rs. 596 million pending at various authorities which arise in the ordinary course of the business. Management believes that it has a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon the Company’s results of operations, financial condition and cash flow.

Dispute with Other Operator

During the year ended March 31, 2005, MTNL noticed that a very large number of calls were received from certain levels of another operator’s network. On further investigation/analysis, it came to the Company’s notice that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered by the other operator. MTNL raised a demand on the other operator based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004. The other operator has disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi. In the year ended Mach 31, 2005 during the course of the hearings, the honourable High Court directed the other operator to pay Rs 2,368 million to MTNL. On October 4, 2005, the court directed the other operator to pay further Rs 530 million to MTNL. Management believes that it is remote that it will have to refund these amounts; however, pending the final resolution from a court of law these amounts have not been recognized as income.

ORGANIZATIONAL STRUCTURE

We are controlled by the Indian government and are not part of any group.

We have no subsidiaries, which are considered “significant subsidiaries”.

PROPERTY AND EQUIPMENT

Infrastructure

We believe that we have created one of the most technologically advanced networks in India. Our network capacity has grown rapidly in the ten-year period ended March 31, 2005 by 2.819 million additional access lines in service.

We operate entirely separate but similar networks in each of Delhi and Mumbai. Each network comprises a switching and transmission network, which we refer to as our “switching network” and a local loop network. The local loop network principally consists of copper wire based lines, connecting subscribers to the main exchanges or the remote line units. A number of subscribers are connected to the switching network via fiber-optic cable and wireless-in-local-loop technology. The switching network includes the trunk automatic exchanges, which are used for routing domestic long distance and international calls, the main switching exchanges, through which all calls are routed, and remote line units, which are connected to the main exchanges. The local loop network comprises all connections between the main exchanges or the remote line units and the subscriber. Subscribers are either connected directly to the main exchanges or, depending upon the distance from the main exchanges, via remote line units. All domestic long distance traffic, including traffic between Delhi and Mumbai, is routed through BSNL’s network.

Switching Equipment

All of our exchanges are fully automated and our switching capacity is 100% digital. Our switching network consisted of 339 nodes in Delhi and 187 nodes in Mumbai as of March 31, 2005. Each node consists of either one or more remote line units or exchanges, or a combination of the two. Each node has a capacity of between 1,000 and 100,000 lines.

At March 31, 2005, there were 97 main exchanges and 242 remote line units in Delhi and 84 main exchanges and 103 remote line units in Mumbai. Because one or more main exchanges in each node are connected to one or more main exchanges in every other node, traffic is routed in a “mesh” configuration. We have also installed high capacity tandem switches in Delhi and Mumbai to more efficiently route traffic between exchanges. A majority of calls to our main exchanges are now being routed through the tandem switch to another node. This has resulted in a more integrated network and has reduced the amount of capital expenditure required to install additional capacity in our switching network.

Each node is connected to each trunk automatic exchange. Interconnection to basic service providers, private cellular operators and Internet service providers is provided by dedicated access to the main exchanges or tandem switches. Our entire switching network is connected by fiber optic links.

Overview of Our Network

	At March 31,
	2001	2002	2003	2004	2005
Delhi
Access lines in service (access lines in service) (thousands)	1,980	2,065	2,155	2,003	1,719
Equipped capacity (thousands) (1)	2,429	2,775	2,967	3,154	3,737
Number of exchanges:
TAXs (2)	3	3	4	4	4
Main exchanges and RLUs (3)	203	251	309	329	339
Digital lines (thousands) (1)	2,429	2,775	2,967	3,154	3,737
Digitalization rate (4)	100%	100%	100%	100%	100

Mumbai
Access lines in service (access lines in service) (thousands)	2,353	2,431	2,445	2,408	2,355
Equipped capacity (thousands) (1)	2,692	2,876	2,886	2,806	3,657
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	162	180	183	183	183
Digital lines (in thousands) (1)	2,692	2,876	2,886	2,806	3,657
Digitalization rate (4)	100%	100%	100%	100%	100

(1)	Represents lines that are connected to digital switches.

(2)	TAX means trunk automatic exchange, a switch that routes calls to BSNL’s domestic fixed-line network and VSNL’s international gateways.

(3)	RLU means remote line units, which are switches that connect a subscriber to the main exchange.

(4)	Percentage of total equipped capacity that consists of digital lines.

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

Access Network

We construct our access network with copper cable, which is extended to distribution points to terminate connections. We have commenced deploying five pair underground cable into subscribers’ premises where an internal distribution point is installed. We believe this access network will reduce the number of telephone poles and improve reliability of the service.

We have also implemented fiber-to-the-curb/building access and offer increased bandwidth for business and high usage subscribers. Fiber-to-the-curb/building is also intended to supplement existing copper wire with optic fiber. We have provided digital loop carriers, or DLCs, for this purpose. In fiscal 2005, we added 384 access terminals in our network.

We have installed wireless-in-local-loop services using CDMA technology where feasible in Delhi and Mumbai as a substitute for fixed-line access to enhance basic service penetration, provide quicker installation and cover areas where the installation of cable would not be economical.

Quality of Our Network

We are conducting an ongoing program to improve the quality of services offered. Our principal quality measures are call completion rate and fault rate. The table below shows the quality improvements we have made since our inception in 1986. We achieved this primarily by focusing on improvements to our switching network. Part of our local loop network is comprised of old paper core copper cables, which are a principal cause of network faults. We are in the process of upgrading and replacing copper access lines and believe that this will have a positive impact on call completion rates and fault rates.

	Year Ended March 31,
	1986	2001	2002	2003	2004	2005
	(inception)
Fault rate/100 (1) Telephones/month:
Delhi	34.9	20.0	21.4	18.7	12.3	11.1
Mumbai	21.2	11.0	11.8	9.8	8.8	9.0
Call completion rate (2)
Delhi
Local calls	77.3%	50.2	51.0	52.25	57.0	57.7
Domestic long distance calls	30.0%	39.5	41.07	28.0	28.0	30.0
Mumbai
Local calls	93.0%	58.3	58.15	58.0	50.3	58.3
Domestic long distance calls	23.9%	45.0	45.9	33.94	36.6	37.4

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

GSM Cellular and CDMA Networks

In order to build out our GSM cellular service infrastructure, we have purchased, on an installed turn-key basis, mobile switching centers and mobile base stations. We have had to upgrade and modify our customer service and support operations to support these services and have incurred additional costs in the form of rent for the placement of base stations, employee training expenses and other operating and installation costs. In fiscal 2005, we have installed infrastructure providing for an additional 400,000 GSM cellular connections in each of Mumbai and Delhi.

We have similarly built out our CDMA network through purchases, on an installed turn-key basis, of wireless base stations and associated network elements. We have incurred other expenditures related to the establishment and operation of our CDMA wireless in local loop network. We have awarded contracts for infrastructure providing for an additional 400,000 connections in each of Mumbai and Delhi employing the more advanced CDMA 2000 1X technology, which can provide subscribers high-speed data transmission capabilities and greater access to value-added services. We are expecting deployment of these connections by December 2005. Our CDMA network supports both CDMA fixed wireless services and CDMA mobile services, and a CDMA connection can be employed for either service.

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

Our current estimate for capital expenditures for fiscal 2006 is Rs.18.87 billion; however, based on our experience in past years, we expect that the actual amount of capital expenditures for the year will be less than our estimate.

The following table shows our network-related capital expenditures for the periods indicated.

	(Rs. in millions) Year Ended March 31,
	2003	2004	2005
Local switching and access lines (including CDMA)/ Transmission/Network Modernization/Expansion Abroad	8,507	7,227	5,748
Information technology	132	98	426
Land, buildings and vehicles	1,169	1,511	1,143
Build-out of GSM cellular networks	731	824	3,068

Total	10,539	9,660	10,385

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

In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to us by an order of the government of India and a deed of sale. Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the DOT transferred by the government of India to us has been executed but has not been registered with the appropriate authorities. The formal transfer deed and the physical delivery of possession of the DOT’s non-real estate assets has resulted in the transfer of these non-real estate assets of the DOT to us in Delhi and Mumbai. We believe that our use of these properties is not affected by the fact that this deed has not been registered with the appropriate authorities.

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

TELECOMMUNICATIONS REGULATION IN INDIA

The Telecom Regulatory Authority of India

In March 1997, the Indian government established the TRAI, an independent regulatory authority under the provisions of the Telecom Regulatory Authority of India Act. The TRAI is an autonomous body comprised of a chairperson and not more than two full-time members and not more than two part-time members appointed by the Central government, and has primary responsibility for:

•	making non-binding recommendations to the DOT, either at the request of the DOT or on its own, as to:

•	the need for and the timing of the introduction of new service providers;

•	the terms and conditions of licenses to new or existing service providers;

•	revocation of existing licenses for non-compliance

•	measures to facilitate competition and promote efficiency to facilitate growth in the industry;

•	technology and equipment improvements in providers’ infrastructures and in the industry generally;

•	ensuring compliance of providers with license terms;

•	determining the terms and conditions of interconnection between providers;

•	ensuring technical compatibility between providers;

•	regulating revenue sharing between providers;

•	establishing quality standards and ensuring compliance through periodic reviews of providers; and

•	determining time schedules pursuant to which providers will establish inter-connection between their networks.

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

•	a licensor (i.e., the DOT) and a licensee;

•	two or more service providers; and

•	between a service provider and consumer advocacy groups.

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

On October 27, 2003, the TRAI recommended that considering the vision of the government of India through various policies (e.g., NTP94, NTP99, Convergence Bill), technological development, market trends, international trends, the need to accelerate growth of telephone density, public interest and for the proper conduct of the Service/telegraphs, it is recommended that within six months “Unified Licensing” regime should be initiated for all services covering all geographical areas using any technology.

On November 15, 2003, the TRAI’s recommendations on unified licensing were accepted by the Government of India. They provide for implementing Unified Licensing for all telecom services within a time bound manner, starting with Unified Access Licensing. Based upon the TRAI’s recommendations, the DOT has issued guidelines for Unified Access (Basic and Cellular) Service License through their letter No.808-26/2003-VAS dated November 11, 2003.

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

Further, the 1999 telecom policy states that competition in the international long distance market would be reviewed and VSNL would no longer have monopoly in this field. The Indian government opened this market for competition beginning April 1, 2002. Licenses have recently been granted to a few companies like the Reliance Infocomm Limited, Bharti Tele-Ventures Limited, Data Access (India) Limited and BSNL for provision of international long distance services. We have obtained a letter of intent from the DOT for, and complied with various formalities to obtain, such a license and intend to deploy this service as soon as the license is issued.

The 1999 telecom policy states that the Indian telecommunications industry must expand at a significantly greater pace and the Indian government must liberalize regulation commensurate with worldwide trends in order for the Indian telecommunications industry to fully develop in terms of technology, services, quality and market penetration. As the teledensity in India has reached a level of over 10% as of August, 2005, the industry has achieved a major requirement of the country in terms of policy objectives.

The TRAI has issued the IUC regulation 2 of 2003, dated October 29, 2003. The IUC Regulation (2 of 2003) covers arrangements among service providers for payment of Interconnection Usage Charges for Telecommunication Services, covering Basic Service, which includes WLL (M) services, Cellular Mobile Service Providers and Long Distance Operators throughout the territory of India & ILD operators. The TRAI has issued IUC Regulation (1 of 2005) dated January 6, 2005 and implemented from February 1, 2005. In this IUC amendment, the authority emphasized lower tariffs and linked high sustained subscriber growth. Plans for consistent decline in tariffs to give sustained boost to subscriber growth and teledensity. Methodology of imposing ADC per minute charge kept unchanged. Only the Access Deficit Charge has been changed, ADC on long distance calls & international calls has been reduced. Further, in the amended IUC regulation, BSNL only, and not the other fixed lines operators, will receive ADC on all incoming international calls and outgoing calls from Mobile/WLL(M). This regulation, however also envisages that all the operators will continue to receive the same ADC as per earlier regime but the receipts of MTNL on account of ADC will reduce drastically after the implementation of this amended regulation. Accordingly, MTNL has challenged the regulation in TDSAT and the case is under consideration. The TDSAT did not grant any stay and the regulation has been implemented from 1st February 2005.

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

Internet Policy

In November 1998, the government of India announced a new Internet policy, to increase the usage of the Internet.

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

We believe that as of December 31, 2004 there were approximately 183 licenses for providing Internet services issued in India.

The Tariff Order

Effective May 1, 1999, the TRAI, implemented The Telecommunications Tariff Order 1999. The intention of the tariff order was to protect consumers by aligning tariffs that telecommunications providers may charge for the service provided while ensuring the commercial viability of the various service providers and so encouraging the expansion of the Indian telecommunications industry. This “rebalancing” of tariffs is to take place in stages. The first stage of tariff rebalancing in May 1999 reduced the charge per pulse from Rs.1.40 to Rs.1.20, decreased local call pulse durations from five to three minutes (effectively increasing local call charges), increased domestic and international call pulse durations (effectively reducing domestic long distance and international call charges) and increased monthly line rental rates for subscribers that generate more than 200 pulses per month from Rs.190 to Rs.250. The second stage of tariff rebalance further reduced domestic long distance and international call charges effective October 1, 2000 and increased monthly line rental rates to Rs.250 for all subscribers effective February 1, 2001. Domestic long distance call charges were further reduced significantly with effect from January 14, 2002, March 7, 2003 and May 1, 2004, and international long distance call charges were subject to further significant reduction with effect from July 20, 2002, October 21, 2003 and April 10, 2004. Effective May 1, 2003, as part of its effort to balance the effects of prior tariff reductions, the TRAI changed the standard plan that we must offer all customers by increasing monthly rentals for basic services from Rs. 250 to Rs.280, reduced the local call pulse duration (for calls made to fixed and fixed wireless lines) from three minutes to two minutes and the number of free monthly call pulses.

MTNL has reduced drastically the ISD tariff with effect from October 2, 2004. STD rate is flat Rs. 2.40 per minute from Fixed, WLL(M) & Cellular service. ISD rates in two category as under:

Uniform pulse rates (per minute) across all Plans

Country	From Basic & WLL (M)	From Cellular
USA, UK, Canada and all countries with 001 access, Singapore, Malaysia, Hong Kong, Indonesia, Thailand	Rs. 9.00	Rs. 12.00
Rest of World	Rs. 18.00	Rs. 15.00

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

The TRAI has issued the Telecommunication Tariff (36 amendments) Order, 2005 (3 of 2005) dated April 21, 2005 regarding revised ceiling tariff for different capacities reduced by 3 to 70% - for higher capacities 70% less than existing market rate.

Briefly, the Authority has fixed revised ceiling tariff for the most commonly used capacities/speed i.e. 64 kbps, 128 kbps, 256 kbps, E1 (speed of 2 Mega bits per second), DS-3 (speed of 45 Mega bits per second) and STM-1 (speed of 155 Mega bits per second). The revised ceiling tariffs (for distance slab above 500 Km) in respect of DLC are summarized in the Table given below:

Capacity / Speed	Existing Ceiling Tariff (Rs. In lakhs)	Existing Market Rate (Rs. In lakhs)	Revised Ceiling Tariff (Rs. in lakhs)	Reduction with respect to Market Rate (%)
64 Kbps	0.96	0.96	0.44	54
128 Kbps	1.72	1.72	0.79	54
256 Kbps	2.97	2.97	1.36	54
E1 (2 Mbps)	22	8.80	8.50	3
DS-3 (45 Mbps)	462	185	62	67
STM-1 (155 Mbps)	1386	554	165	70

Foreign Direct Investment Controls.

Following is the current Indian government policy on foreign direct investment (FDI) in the telecom sector:

(i)
in basic Cellular, Value Added Services and Global Mobile Personal Communications by Satellite, FDI is permitted up to 49%, subject to licensing and security requirements and adherence by the companies (who are investing and the companies in which the investment is being made) to the license conditions for foreign equity cap and lock-in period for transfer and addition of equity and other license provisions.

(ii)
For ISPs with gateways, radio paging and end-to-end bandwidth, FDI is permitted up to 74% with FDI beyond 49% requiring Government approval. These services would be subject to licensing and security requirements.

(iii)	No equity cap is applicable to manufacturing activities.

(iv)	FDI up to 100% is allowed for the following activities in the telecom sector:

(a)	ISPs not providing gateways (both for satellite and submarine cables).

(b)	Infrastructure Providers providing dark fibre (IP Category I);

(c)	Electronic Mail, and

(d)	Voice Mail.

The above would be subject to the following conditions:

(a)
FDI up to 100% is allowed subject to the condition that such companies would divest 26% of their equity in favour of Indian public in 5 years, if these companies are listed in other parts of the world;

(b)	The above services would be subject to licensing and security requirements, wherever required;

(c)	Proposal for FDI beyond 49% shall be considered by FIPB on case to case basis.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with the “Selected Financial and Operating Data” and our consolidated financial statements and the related notes, which appear elsewhere in this report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

OPERATING RESULTS

Overview

A number of developments have significantly affected our results of operations. These developments and a number of potential developments may affect our results of operations, liquidity, capital resources and capital expenditures in future periods. These developments include:

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

•	growing competition;

•	our expansion into foreign markets - to date Nepal and Mauritius;

•	new interconnect arrangements with international long distance carriers, including revenue sharing on incoming calls;

•	industry consolidation;

•	our investment programs to expand and modernize our network; and

•	revised basis of calculation of license fee and networking charges with effect from April 1, 2001.

Potential future developments include:

•
increased competition from basic and cellular operators, including the continued rapid introduction by several operators of low-cost CDMA-based technologies that can be used for both fixed wireless and mobile services;

•	continued consolidation in the industry;

•	further rate reductions as a result of intensifying competition or tariff reductions;

•	new interconnect agreements, including with BSNL;

•	license fee revisions, including revisions that may be applied retroactively;

•	our procuring a unified license regime;

•	possible direct or reverse merger with BSNL;

•	the implementation of voluntary retirement schemes for our employees;

•	requirement to pay sales tax on certain revenues, including historical revenues;

•	transfer of our trunk auto exchanges to BSNL on the directions of DOT; and

•	further regulatory changes.

Our future results of operations are also likely to be affected by macroeconomic trends such as the rate of growth of the Indian economy, particularly in Delhi and Mumbai, and the introduction of new technologies and products by our competitors and us. Many of these factors are beyond our control.

Critical Accounting Policies and Estimates

For fiscal year 2005, we have prepared the consolidated financial statements in accordance with US GAAP, and the financial statements for the years ended March 31, 2003 and March 31, 2004 are also so presented.

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

Recognition of Revenues. Revenues include amounts invoiced for call revenue, fixed monthly rental charges, roaming charges, activation fees, internet services, access and interconnection revenue and fees for value added services (‘VAS’). Revenues for fixed line and cellular telephonic services are recognized based upon metered call units (MCU) of traffic processed. Rental revenues and leased circuits rentals are recognized based upon contracted fees schedule. Revenues from internet services are recognized based on usage by subscribers. Revenues associated with access and interconnection for usage of the Company’s telephone network by other operators for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by TRAI. TRAI regulation specifies per minute rates for metered call units (MCU) of traffic terminated on the Company’s network. Revenues are shown net of service tax and applicable discounts and allowance. Unbilled receivables represent revenues recognized in respect of services provided from the last bill cycle date to the end of the year. These are billed in subsequent periods as per the terms of the billing plans. Billings in advance for services to be rendered and amounts charged for new connections are classified in current liabilities under the heading “Deferred income”. Amounts charged for new connections are recognized over the average life of the customer relationship. A significant portion of our revenue is derived from interconnect and access charges for calls terminating at our network. The related rules and telecommunication industry related policies are framed and determined by the Government of India through its departments and regulatory authorities such as DOT and TRAI. Since, interconnect and access charges are presently governed by IUC regime, the Company has not entered into separate agreements with certain other operators. Any subsequent amendment to the presently applicable guidelines with retrospective effect relating to tariff and interconnect/ access charges will impact our revenues significantly.

For the year ended March 31, 2005, a 10% increase or decrease in the rates for call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.3,081 million. A 2% increase or decrease in metered call units in respect of fixed line call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.514 million and Rs.636 million for the year ended March 31, 2005 respectively. Further, a 5% increase or decrease in rental charges would have increased or decreased the total revenue by approximately Rs.708 million, as applicable, while a 5% increase or decrease in rates for interconnection services would have increased or decreased the total revenue by approximately Rs.236 million.

License Fees. We are paying license fee and spectrum charges to DOT in accordance with conditions governing license fee for Basic Telephone Service and Cellular Telephone Service prescribed by DOT under the Revenues Sharing Regime, whereby license fee is computed at a specified percentage of adjusted gross revenue. The license fee is expensed as incurred. In view of the uncertain political environment and the fact that the license fee is determined on the basis of guidelines prescribed by regulatory authorities, the license fees is subject to change in the event any of these guidelines are modified subsequently with retrospective effect. During the year ended March 31, 2005, the applicable percentage of license fee was 10%. A change in the specified percentage to 12% or 8% would have increased or decreased the license fee charges by approximately Rs.987 million and Rs.1000 million, respectively.

Network Charges. Charges associated with access to and interconnection to other operators’ network by the Company for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by TRAI, where applicable, and in accordance with the terms of agreements entered into with other operators. TRAI regulation specifies per minute charges for metered call units (MCU) of traffic terminated on the other operators’ network. In view of the uncertain political environment and the fact that the network charges are determined on the basis of guidelines prescribed by regulatory authorities, the network charges are subject to change in the event any of these guidelines are modified subsequently with retrospective effect.

Pension and Other Retirement Benefits. We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines. In addition, we also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences and the fact we have not invested pension and other retirement benefit funds to cover retirement liability may result in a significant impact to the amount of pension and other retirement benefit expense recorded by us. Holding all other factors constant, a 100 basis point decrease or increase in the discount rate would increase or decrease the projected pension and postretirement benefit obligations by approximately Rs.7.418 million and Rs.5,709 million respectively.

Income Taxes. In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance. The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax assets will be recoverable. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations. The enacted tax rate applicable to the Company was 36.59% during the year ended March 31, 2005. A 1% increase or decrease in the tax rate to 37.59% or 35.59% would have increased or decreased the income tax expense for the year by Rs.111 million.

Legal Contingencies. As discussed in Note 21 to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us. We have accrued amounts as appropriate that represent our estimate of the probable outcome of these matters. The judgments we make with regard to whether to establish a reserve are based on an evaluation of all relevant factors by internal and external legal counsel, as well as subject matter experts and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Claims are continually monitored and reevaluated as new information is obtained. We may not establish a liability for a particular matter until long after the litigation is filed, once a liability becomes probable and estimable. The actual settlement of such matters could differ from the judgments made in determining how much, if any, to accrue. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Recoverability of DOT Receivables. We are a Government Company under the Indian Companies Act. As of March 31, 2005, the Government owned 56.25% of our issued share capital. Consequently, the Government, acting through the DOT, continues to control us and will have the power to determine the outcome of transactions with the DOT or the assertion of claims against the DOT. We also provide and receive services to/from other Governmental departments and other public sector organizations on normal commercial terms. Refer Notes 4, 19 and 25 to the consolidated financial statements for a further discussion on our related party transactions and significant risks and uncertainties. The receivables from DOT constitute a significant portion of our assets and our assessment of the recoverability of these assets involves critical accounting estimates. The assessments reflect management's best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for these assets could have been materially impacted. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

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

Estimated Useful Lives of Property And Equipment. We estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods. Further, property and equipment are being depreciated over their useful lives which exceed the license term since the Company believes that its licenses will be extended beyond their current term. A one-year decrease or increase in the useful life of these assets would have increased or decreased depreciation expense by approximately Rs.376 million and Rs.479 million, respectively.

Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group. If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows. If impairment is indicated, the asset or asset group is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell. The discounted cash flows calculation uses various assumptions and estimates regarding future revenue, expenses and cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors including adverse regulatory and legal rulings. We carried out an impairment review of our long lived assets in 2005 trigerred by reduction in our revenues and increased competition. Based on our review, the expected future cash flows directly associated with the asset groups exceed their carrying amount and hence there is no impairment of long lived assets in 2005.

Impairment of Held to Maturity Securities. We have invested Rs. 1,000 million in 8.75% cumulative preference shares of ITI Limited (“ITI”) and Rs 2,500 million in bonds issued by Maharashtra Krishna Valley Development Corporation (“MKVDC”), a wholly owned subsidiary of Government of Maharashtra. The ITI share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to MTNL endorsing the investment and also provides MTNL a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI. The repayment of the MKVDC bonds is guaranteed by the Government of Mahrashtra. As of September 30, 2005, ITI has not redeemed the first tranche amounting to Rs 200 million as per the repayment schedule. ITI has requested us for an extension on the redemption dates. However we have not accepted ITI’s request and making reference to the DOT’s Comfort letter, have written to DOT to pay its dues. We record an investment impairment charge when we believe an investment has experienced a decline in value that is judged to be other than temporary. We monitor our investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on our assessment of carrying values of investments, we believe that there is no impairment of investments as of March 31, 2005.

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

We only began receiving interconnect payments in respect of incoming international long distance calls since April 1, 2002, when several interconnect agreements, including our agreement with VSNL, took effect. In fiscal 2005, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of TRAI’s Interconnect Usage Charges Regulation 2003 (1 of 2003) implemented from May 1, 2003 and modified by Interconnect Usage Charges Regulation 2003 (2 of 2003) effective February 1, 2004. For April 2003, these charges were accounted per the earlier arrangement. Call revenue is generally a function of the number of access lines in service, the volume of traffic carried and the level of call charges. Telephone and other rental revenue is a function of the number of access lines in service and the rental tariffs we charge. Public call office revenue is driven by the number of MTNL public call offices, the volume of traffic carried and the level of call charges. Interconnect revenue is a function of the contractual and legal/regulatory rates prescribed for interconnection and the level of call volumes originating from sources that pay interconnect fees. From March 31, 2000 to March 31, 2005 growth in our call office revenue, telephone and other rentals and public call revenue was driven primarily by growth in the number of access lines in service, the increased rental per line with effect from February 1, 2001, and the number of public call offices in operation. While the volume of traffic we have been carrying has been increasing, the increase in certain periods has been more than offset by declining tariffs. Growth in interconnect revenue was driven primarily by growth in the number of access lines in service and the volume of traffic coming into our network.

The May 1999 tariff order provided for a “rebalancing” of tariffs in stages to reduce subsidization of local calls by long distance users. The first stage of tariff rebalancing in May 1999 reduced the charge per pulse from Rs.1.40 to Rs.1.20, decreased local call pulse durations from five to three minutes (effectively increasing local call charges), increased domestic and international call pulse durations (effectively reducing domestic long distance and international call charges) and increased monthly line rental rates for subscribers that generate more than 200 pulses per month from Rs.190 to Rs.250. The second stage of tariff rebalancing further reduced domestic long distance and international call charges effective October 1, 2000 and increased monthly line rental rates to Rs.250 for all subscribers effective February 1, 2001. Domestic long distance call charges were further reduced significantly with effect from January 14, 2002, March 7, 2003, May 1, 2004, and October 2, 2004, and international long distance call charges were subject to further significant reduction with effect from July 20, 2002, October 21, 2003 and April 10, 2004. Primarily as a result of these tariff reductions, excluding termination revenues, our average revenue per access line in service has been declining. Any further tariff rebalancing may result in lower call charges, particularly for domestic long distance and international calls, which might be offset by an increase in rental tariffs. We are not able to assess at this time the full long-term impact that the tariff order will have on subscriber calling patterns or on revenues. As competition intensifies, we expect call charges will likely decline and, to the extent that call volumes do not increase as a result of lower call charges, excluding termination revenues, our revenue per access line in service may continue to decline.

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

In fiscal 2000, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the department and accept employment with us effective November 1998. Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules. Some other employees have opted for retirement rules which are applicable to our directly recruited employees, and opted to draw pro rata monthly pension until their absorption. Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees. In August/September 2002, the DOT indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT. However, the terms of such payments are in the process of finalization. Once these terms are finalized and the payments are made to DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India. Presently, in the absence of any further movement from the Government, MTNL is discharging all such liabilities.

Approximately 97% of our executive employees have accepted absorption into our company and are now our direct employees. These employees are entitled to certain pension and gratuity benefits from the government of India.

We have finalized a new compensation structure for our senior executive employees. The new structure provides for higher salaries and benefits for our senior executive employees upon exercise of their option for MTNL absorption.

As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies that, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees. Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages. During the year ended March 31, 2005, MTNL implemented a Voluntary Retirement Scheme (VRS) for certain eligible employees.  Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time (all prior to March 31, 2005).  The scheme provided for ex gratia payments to eligible employees opting for voluntary retirement based on the respective employee's salary and term of employment. A total of 1,980 employees retired under this scheme. MTNL has also launched a VRS scheme for executives in the current year and final decisions about the modalities to be followed for separation of employees who have opted for the scheme shall be soon taken.

MTNL’s obligation amounted to Rs.1,381 million for the year ended March 31, 2005. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs.40 million and Rs.236 million respectively for the year ended March 31, 2005.

License fees and network utilization charges. Under our previous arrangement with the DOT, the license fee for providing basic services was fixed at Rs.900 per access line in service. This arrangement expired on March 31, 2000. In the absence of any new arrangement with the DOT, we continued to pay license fees during fiscal 2001 on the same terms as our previous arrangement. On April 9, 2001, the DOT communicated that the annual license fee will be revised and shall be payable at 12% of adjusted gross revenue from basic telephone service effective from August 1, 1999, as applicable to private operators from that date. On September 5, 2001, the DOT amended its position and indicated that the date from which the revised license fees will be payable will be notified later. Accordingly, the Company paid license fees based on the earlier arrangement up to the year ended March 31, 2001 and on the revised basis from April 1, 2001 onwards. Subsequent to the year ended March 31, 2004 in a meeting with DOT it has been agreed that the license fee is payable at 12% of the adjusted gross revenue with effect from August 1, 1999 and the charges for the same have been accrued in the year ended March 31, 2004. Further, the license fee has been revised at 10% of Adjusted Gross Revenue with effect from April 1, 2004. Under our previous arrangement with BSNL, we paid network utilization charges to BSNL as a fixed percentage of the amount of usage and other charges billed to our customers for our services. Our network utilization arrangement with BSNL expired on March 31, 2001. To date no agreement for networking charges has been entered into which determines the basis of revenue sharing for incoming or outgoing domestic long distance or subscriber trunk dialing calls through interconnection with BSNL’s network. In absence of the same, for fiscal 2003, the interconnection charges on domestic long distance calls have been accrued on the basis of the rates that were payable by other basic service operators in the country. We are in the process of finalizing a new agreement with BSNL.

In fiscal 2004, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of TRAI’s Interconnect Usage Charges Regulation 2003 (1 of 2003) implemented from May 1, 2003 and modified by Interconnect Usage Charges Regulation 2003 (2 of 2003) effective February 1, 2004. For April 2003, these charges were accounted per the earlier arrangement.

In fiscal 2005, TRAI’s IUC regulation (1 of 2003) as modified by IUC regulation 2003 (1 of 2004) was applicable till January 2005, for February and March 2005, regulation as modified by amendment (1 of 2005) was applicable.

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

Inflation

Inflation in India, as measured by the Indian consumer price index, 4.1% in fiscal 2003, 5.5% in fiscal 2004 and 5.01% in 2005. Energy price spikes may affect this in the current year. We do not believe that inflation in India has had a material impact on our results of operations in recent years. However, the TRAI has been granted the authority to determine tariffs, and we are therefore restricted in our ability to increase tariffs to compensate for inflation. As a result, inflation could adversely affect our results of operations. See “Information on the Company—Business Overview—Tariffs and Other Charges.”

Effect of New Accounting Pronouncements

There are a number of new accounting standards that have been issued that will affect our information presented in accordance with US GAAP. For a description of these recent pronouncements, please see Note 3 to our consolidated financial statements included elsewhere in this form.

Other Matters

See “Information on the Company—Business Overview—Legal Proceedings” and Note 22 to our consolidated financial statements for information on our contingent liabilities.

We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships. We are making investments in Nepal and Mauritius and are currently examining several other opportunities. We invested Rs.33.35 million in fiscal 2004 on the Nepal venture, and Rs.167.71 million in respect of the Mauritius operations in fiscal 2005.

We have obtained a letter of intent from the Department of Telecommunication to provide international long distance service and we intend to deploy these services as soon as a license is issued. We cannot determine at this time what impact entry into these markets will have on our revenues and results of operations.

Restatement of Previously Reported Amounts

MTNL has recorded an adjustment to opening retained earnings as of March 31, 2000, resulting in an adjustment to shareholders’ equity as at March 31, 2000 shareholders’ equity. As a result, the Company has restated shareholders’ equity, retained earnings and net income as of and for the years ended March 31, 2001, 2002, 2003 and 2004 to reflect the impact of adjustments in the Company’s accounting for employee benefits and income taxes. The nature and impact of these adjustments are described in Note 3 - “Restatement of Financial Statements” - to our consolidated financial statements.

The nature of the adjustments is as follows:

Employee Benefits

For defined benefit pension plans, MTNL recognizes a pension liability based on an actuarial valuation. As per the pension scheme, the benefit formula entitles every employee to encash up to 40% of his pension (as determined) immediately on retirement (termed as commutation). The remaining 60% balance is payable over the employee’s remaining life, as monthly pension. The Company incorrectly reversed 100% of the pension liability in respect of retired employees in prior years. The actuarial valuation reports have been revised for all periods impacted by the incorrect reversal, resulting in adjustments to accrued employee costs amounting to an increase of Rs.2,039 million and Rs.2,667 million as of March 31, 2003 and 2004 respectively.

MTNL accounts for leave encashment benefits, and records a liability based on an actuarial valuation. Employees can accumulate and carry forward leave balances up to a maximum of 300 days, which are encashable during the tenure of employment, upon termination or on retirement. MTNL did not accrue for, or reverse, leave encashment benefits in accordance with the specific terms of the benefit arrangement. As a result, the actuarial valuation reports required significant revisions. These reports have been revised for all periods impacted by the incorrect accruals and reversals of leave accruals, resulting in adjustments to accrued employee costs amounting to a decrease of Rs.209 million as of March 31, 2003 and an increase of Rs.234 million as of March 31, 2004.

Due to the correction of the above errors, accrued employee costs have increased by Rs. 1,830 million and Rs. 2,901 million as of March 31, 2003 and 2004 respectively. The tax effect of these adjustments is to reduce net income tax liability by Rs. 673 million and Rs. 1,041 million as of March 31, 2003 and 2004 respectively.

Income Taxes

In the current year, our auditors identified certain errors in its accounting for income taxes. More specifically, the errors relate to the following:

•	The Company recorded excess deferred tax liability on temporary differences between the book basis and tax basis of property and equipment commencing in the year ended March 31, 1995.

•
The Company failed to record deferred tax assets related to capital lease obligations and in subsequent periods, incorrectly accounted for the reversals of deferred tax liabilities related to the leased assets.

•
The Company did not reconcile differences (primarily related to provision for debtors and gratuity) between its income tax computation and the actual tax return filed with the tax authorities at each reporting period.

•	The Company did not recognize deferred tax assets in respect of deferred revenue and certain provisions, however, subsequent reversals resulted in the recognition of deferred tax liabilities.

The correction of these errors has result in adjustments to reduce income tax liabilities by Rs. 5,573 million and Rs. 5,583 million as of March 31, 2003 and 2004 respectively.

Results of Operations

The following table sets forth selected income statement data expressed as a percentage of revenue for the period indicated, prepared in accordance with US GAAP.

	Fiscal Years Ended March 31,
	2003	2004	2005

Revenues	100%	100%	100%
Cost of revenues (excluding depreciation shown separately below)	(56.1%)	(62.7%)	(62.8%)
Selling, general and administrative expenses (excluding depreciation shown separately below)	(15.9%)	(16.4%)	(18.5%)
Depreciation	(15.4%)	(14.2%)	(15.4%)
Excess liabilities written back	0.4%	1.8%	2.6%
Income / (loss) from operations	13.0%	8.5%	5.9%
Interest and other income, net	3.6%	2.8%	5.3%

Income before income taxes and share of losses from affiliate	16.6%	11.3%	11.2%
Income taxes	(7.2%)	(4.2%)	(4.2%)
Equity in (losses) of affiliate	-	-	(0.1%)

Net income	9.4%	7.1%	6.9%

Comparison of Year Ended March 31, 2005 with Year Ended March 31, 2004 (as restated)

Revenues: Our total revenues decreased 18% from Rs. 61,084 million for the year ended March 31, 2004 to Rs. 50,156 million for the year ended March 31, 2005. The decrease was primarily driven by a decrease in fixed line call revenue, including public call office (PCO) revenue, by 16% from Rs.29,926 million for the year ended March 31, 2004 to Rs.25,677 million for the year ended March 31, 2005 and a decrease in interconnect revenue by 64% from Rs. 13,105 million for the year ended March 31, 2004 to Rs. 4,729 million for the year ended March 31, 2005, offset by a 54% increase in mobile and wireless local loop (WLL) revenue from Rs.2,604 million for the year ended March 31, 2004 to Rs.3,994 million for the year ended March 31, 2005.

Call revenue has gone down as a result of decrease in average number of connections from 4,570,452 connections during the year ended March 31, 2004 to 4,508,886 connections during the year ended March 31, 2005. There was a net decrease of 2,279 million units in billed Metered Call Units (“MCU”), from 32,367 million units during the year ended March 31, 2004 to 30,087 million units during the year ended March 31, 2005. Further, the call tariff rates were reduced during the current year due to increased competition in the market, resulting in a fall in average revenue per connection per annum from Rs.7,100 during the year ended March 31, 2004 to Rs.6,350 during the current year, a decrease of Rs.760 per connection per annum.

The reduction in the interconnect revenue is comprised of a decline in the Access and Call Charges from Mobile Operators by Rs.1,484 million, decrease in revenue from Basic/ILD/NLD operators Rs.6,848 million, and a decrease in revenue in case of Dolphin by Rs.43 million, as compared to the previous year. The reduction was on account of a decrease in the IUC rates from an average of Rs.0.60 per minute during the year ended March 31, 2004 to an average of Rs.0.30 per minute during the year ended March 31, 2005. Further, there has been a decrease in the transit charges during the current year as compared to the previous year.

Cost of Revenues: Our total cost of revenues has reduced by 18% from Rs.38,282 million for the year ended March 31, 2004 to Rs.31,521 million for the year ended March 31, 2005. The reduction is due to a decrease in interconnect charges by 26% from Rs.10,627 million for the year ended March 31, 2004 to Rs.7,866 for the year ended March 31, 2005, a decrease in license fees by 50% from Rs.9,978 million for the year ended March 31, 2004 to Rs.4,974 million for the year ended March 31, 2005, offset by an increase in the staff cost by 10% from Rs.13,531 million for the year ended March 31, 2004 to Rs.14,874 million for the year ended March 31, 2005.

The decline in interconnect charges was on account of a reduction in the charge rates from Rs.3.1 per minute during the year ended March 31, 2004 to Rs 1.4 per minute during the year ended March 31, 2005 in respect of national long distance calls. Also the total number of MCUs on which revenue sharing charges have been paid by the Company have gone down as compared to last year. Further, there has been a decrease in the transit charges during the year ended March 31, 2005 as compared to the year ended March 31, 2004, since till the previous year, the originator was liable to pay the whole amount of revenue share to the transitor who in turn was liable to pay the share of destination party as a result of which our transit costs were higher in case of arrangements where we were the transitor. However, from the current year, the originator is directly liable to pay the share of transitor as well as the destination party as a consequence of which the revenue share payable to the destination party did not get reflected in our costs during the current year. As against this reduction, during the last year, a benefit of Rs. 1,515 million was recognized as a result of reduction in rates between MTNL and BSNL with retrospective effect from April 1, 1999 till March 31, 2003, an agreement which was reached during the last year.

As regards license fees payable as a percentage of the Adjusted Gross Revenues (“AGR”), the percentage has been reduced by the regulatory authorities from 12% of AGR for the year ended March 31, 2004 to 10% of AGR for the year ended March 31, 2005. Further, consequent to the reduction in revenue by 18% during the current year, AGR has gone down by 7% during the current year. Both these factors have resulted in a 23% reduction in expense as compared to the last year. Further, during the last year, Rs. 3,520 million was accrued as incremental license fee for the period beginning April 1, 1999 till March 31, 2003, as a result of resolution of ambiguity in the license fee rates, which has resulted in 27% variation in the expense as compared to the last year.

The increase in the staff costs was on account of normal salary increments and with regard to post retirement benefits, on account of reduction in the rate applied to discount the obligation from 8.35% during the last year to 8% during the current year. In addition to this, approximately 1,000 Group B employees were absorbed into the Company during the current year, due to which the total staff costs have gone up as compared to the last year. Additionally, during the year ended March 31, 2005, a liability towards Voluntary Retirement Scheme amounting to Rs.967 million has been recognized by the Company as cost of revenues.

Selling, General and Administrative Expenses: Our selling, general and administrative expenses have gone down by 8% from Rs.10,023 million during the year ended March 31, 2004 to Rs.9,275 million during the year ended March 31, 2005. The decrease is primarily on account of a decrease in the provision for bad and doubtful debts by 53% from Rs.2,415 million for the year ended March 31, 2004 to Rs.1,137 million for the year ended March 31, 2005, offset by an increase in the staff costs by 10% from Rs.5,798 million for the year ended March 31, 2004 to Rs.6,375 million for the year ended March 31, 2005.

The increase in staff costs was primarily on account of normal salary increments and with regard to post retirement benefits, on account of reduction in the rate applied to discount the obligation from 8.35% during the last year to 8% during the current year. In addition to this, approximately 1,000 Group B employees were absorbed into the Company during the current year, due to which the total staff costs have gone up as compared to the last year. Additionally, during the year ended March 31, 2005, a liability towards Voluntary Retirement Scheme amounting to Rs.414 million has been recognized by the Company as selling, general and administrative expenses.

The decrease in the provision for bad and doubtful debts was on account of a reduction in the gross balance of accounts receivables from Rs.11,613 million as at March 31, 2004 to Rs.9,431 million as at March 31, 2005.

Income from Operations: Our income from operations has fallen by 44% from Rs.5,234 million for the year ended March 31, 2004 to Rs.2,927 million for the year ended March 31, 2005. The decrease is mainly attributable to a 18% decrease in revenue from Rs.61,084 million for the year ended March 31, 2004 to Rs.50,156 million for the year ended March 31, 2005, offset by a 18% reduction in the cost of revenues from Rs.38,282 million for the year ended March 31, 2004 to Rs.31,521 million for the year ended March 31, 2005. Though there has been a decrease in the selling, general and administrative expenses during the year ended March 31, 2005 as compared to the year ended March 31, 2004, but the reduction has not been in proportion to the reduction in revenue. As against the 18% reduction in revenues, our selling, general and administrative expenses have gone down by 8% from Rs.10,023 million during the year ended March 31, 2004 to Rs.9,275 million during the year ended March 31, 2005.

Interest and Other Income: During the year ended March 31, 2005, our interest and other income has increased by 56% from Rs.1,714 million for the year ended March 31, 2004 to Rs.2,670 million for the year ended March 31, 2005. The increase is attributable to a 52% increase in interest income from Rs.1,390 million for the year ended March 31, 2004 to Rs.2,119 million for the year ended March 31, 2005 and 70% increase in other income from Rs.324 million for the year ended March 31, 2004 to Rs.552 million for the year ended March 31, 2005.

The increase in interest income was mainly due to an increase of Rs.47.34 million in interest on employee loans as compared to the year ended March 31, 2004, driven by an increase in the amount of employee loans, and Rs.664 million being interest on income tax refund admitted by the income tax department during the year ended March 31, 2005.

Other income has increased primarily on account of an increase in the amounts of liquidated damages received by the Company from Rs.77 million during the year ended March 31, 2004 to Rs.201 million during the year ended March 31, 2005.

Income Taxes: The income tax expense has reduced by 18% from Rs.2,570 million for the year ended March 31, 2004 to Rs.2,124 million for the year ended March 31, 2005. The decline is attributable to a decrease in the current tax expense by 36% from Rs.5,309 million for the year ended March 31, 2004 to Rs.3,399 million for the year ended March 31, 2005, offset by a decrease in the deferred tax income by 54% from Rs.2,739 million for the year ended March 31, 2004 to Rs.1,275 million for the year ended March 31, 2005.

The current tax expense has fallen due to a 37% reduction in the taxable income (as per the applicable tax laws) from Rs.14,798 million for the year ended March 31, 2004 to Rs.9,278 million for the year ended March 31, 2005, which resulted in an equivalent 37% reduction in the expense. The same is offset by an increase in the applicable tax rate in India which has resulted in a 1% increase in the current tax expense.

The decrease in the deferred tax income during the current year is driven by a decrease in deductible temporary differences by 53% as compared to the previous year, which has resulted in an equivalent 53% reduction in deferred tax income, and further by an increase in the applicable tax rate in India which has resulted in a 1% decrease in the deferred tax income.

Comparison of Year Ended March 31, 2004 (as restated) with Year Ended March 31, 2003 (as restated)

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

Cost of Revenues. Our total cost of revenues increased by 23% from Rs.31,008 million for the year ended March 31, 2003 to Rs.38,282 million for the year ended March 31, 2004. This was driven primarily by increase in staff costs, license fee and interconnection charges. The increased staff costs relate primarily to charges for pension, gratuity, leave encashment and arrears of pay, on absorption of Group “B” employees (executive employees) into the company with retroactive effect from October 1, 2000. The increase in license fee and interconnection charges is primarily due to resolution of the ambiguity with respect to applicability date of TRAI regulations whereby license fee charges have been accrued at 12% of AGR with effect from August 1, 1999. The interconnection charges increased following the implementation of the IUC regime, which required us to make payments to other operators beginning May 1, 2003

Selling, General and Administrative Expenses. Our Selling, General and Administrative Expenses increased by 14% from Rs.8,798 million for the year ended March 31, 2003 to Rs.10,023 million for the year ended March 31, 2004. This was driven primarily by a 17% increase in allowances for doubtful accounts accounted in fiscal 2004 and increase in other expenses due to higher levels of activities. Please also refer to “Risk Relating to Our Business” section in this document.

Income from Operations. Intensive competition, gradual decrease in tariff and increase in cost has resulted in lower income from operations over the past two years. We have implemented a strategy of increasing volume and undertaken various cost reduction measures to mitigate the impact of competition and reduction in tariff.

Our Income from Operations decreased by 27% from Rs.7,194 million for the year ended March 31, 2003 to Rs.5,234 million for the year ended March 31, 2004 due to reasons explained above.

Interest and Other Income. Our Interest and other income decreased by 13% from Rs.1,962 million for the year ended March, 31, 2003 to Rs.1,714 million for the year ended March 31, 2004. This was driven primarily by higher interest income due to an increase of 41% in cash and cash equivalents and also due to taking into income unlinked credits, which date back for several years.

Income Taxes. Our Income Taxes decreased by 35% from Rs.3,951 million for the year ended March 31, 2003 to Rs.2,570 million for the year ended March 31, 2004. This was driven primarily due to 27% decline in income from operations.

Segment Information

We have identified basic and cellular as the two operating segments of MTNL. However, during fiscal 2004 and fiscal 2005, we did not consider cellular services to be a reportable segment because it does not meet the thresholds of significance. Our business in conducted exclusively in India, which for reporting purposes is considered a single geographic area.

LIQUIDITY AND CAPITAL RESOURCES

A summary of our cash flows appears below:

	(in millions of Rs.)
	Year Ended March 31
	2003 Restated	2004 Restated	2005
Net cash provided by the operating activities	23,456	19,885	15,006
Net cash used in investing activities	(18,001)	(16,706)	(12,706)
Net cash from financing activities	(15,011)	(3,198)	(4,630)
Net increase/(decrease) in cash and cash equivalents	(9,556)	(19)	(2,330)
Cash and cash equivalents at the beginning of the year	19,466	9,910	9,891

Cash and cash equivalents at the end of the year	9,910	9,891	7,561

We have historically met our working capital and capital expenditure requirements principally from cash flow generated from operations. We have also from time to time undertaken external borrowings. As of March 31, 2005, we had no borrowings. We expect to meet our planned capital requirements for the next two years primarily from cash flow generated from operations, together with existing cash balances and supplemented by market borrowings, whenever required. At March 31, 2005, we had cash and cash equivalents of Rs.7.56 billion and liquid short term investments in bank deposits of Rs.17.73 billion. We do not expect to have any liquidity problem in regard of possible adverse results in our pending litigations as we would expect to discharge any obligations from cash on hand.

Operating Activities

Net cash flow from operating activities was Rs.19.9 billion in fiscal 2004 and Rs.15.01 billion in fiscal 2005. The decrease in cash generation from operating activities during the current year is primarily attributable to a decrease in the net income from Rs.4.35 billion for the year ended March 31, 2004 to Rs.3.41 billion for the year ended March 31, 2005, an increase in amounts due from related parties from Rs.23.58 billion as at March 31, 2004 to Rs.27.79 billion as at March 31, 2005, a lesser increase in the accrued employee costs from Rs.10.51 billion during the year ended March 31, 2004 to Rs.5.47 billion during the year ended March 31, 2005, as offset by a lesser increase in gross accounts receivable balances and unbilled revenues from Rs.11.19 billion during the year ended March 31, 2004 to Rs.0.34 billion during the year ended March 31, 2005.

Investing Activities

Net cash used in investing activities decreased from Rs.16.71 billion for fiscal 2004 to Rs.12.71 billion for fiscal 2005. This is mostly due to a decrease in the investment made in short term bank deposits from Rs.7.39 billion during the year ended March 31, 2004 to Rs.2.07 billion during the year ended March 31, 2005 and offset by an increase in the purchase of fixed assets from Rs.9.34 billion during the year ended March 31, 2004 to Rs.10.71 billion during the year ended March 31, 2005.

Financing Activities

Net cash used in financing activities has increased from Rs.3.19 billion for fiscal 2004 to Rs.4.63 billion for fiscal 2005. This increase is on account of an increase in the amounts of cash dividends paid from Rs.3.19 billion during the year ended March 31, 2004 to Rs.4.63 billion during the year ended March 31, 2005.

Contractual Obligations

The following table shows our contractual payment obligations for the specified future periods:

	(in millions of Rs.) Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations (capital commitments)	2,177	2,177	—	—	—
Pension and other post-retirement obligations	15,908	728	2,342	2,414	10,424
Total	18,085	2,905	2,342	2,414	10,424

We do not expect to have any difficulty repaying such amounts, and may do so entirely from cash flow generated from operations. As of March 31, 2005, we had no debt outstanding and no credit facilities.

Off-Balance Sheet Arrangements

As of March 31, 2005, we were not a financial guarantor of obligations of any unconsolidated entity, and we were not a party to any similar off-balance sheet obligation or arrangement.

Capital Expenditure

See “Property, Plant and Equipment - Network Modernization” for a discussion of our capital requirements for capital expenditures.

RESEARCH AND DEVELOPMENT

We did not make research and development expenditures in the last three fiscal years.

TREND INFORMATION

For a discussion of other important trends affecting us, see “—Operating Results—Overview” above.

Item 6.    Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

The government of India controls us and has the power to elect all of our directors and to determine the outcome of almost all actions requiring approval of our board of directors or shareholders. The Department of Telecommunications, as the representative of our majority shareholder, the government of India, also has the authority to exercise the special powers granted to the President of India under our articles of association. These include the right to appoint our Chairman-cum-Managing Director and to issue directives with respect to our business. See "Additional Information-Memorandum and Articles of Association-Powers of the President of India".

Directors

The Board of Directors has ultimate responsibility for the administration and management of our affairs, except for certain matters that are reserved by our articles of association for the approval of the President of India. Our articles of association provide for a board of not less than four and not more than 18 directors. The directors are appointed by the government of India. The President of India is empowered by Article 66A of our articles of association to appoint one-third of the total number of our directors sitting at any time for an indefinite term and to designate our Chairman-cum-Managing Director. Our remaining directors are also appointed by the Govt. of India and non-official part time directors serve for three-year terms . As per the provisions of the Indian Companies Act, one-third of these set term directors retire each year at our annual general meeting.

We currently have seven directors, four of whom are our most senior officers. We refer to these directors as "full-time directors". Our Executive Director, Mumbai and our Executive Director, Delhi are ex-officio members of the Board. Two of our directors are officers of the DOT. Finally, there are four directors who are neither our employees nor employees of the DOT. We refer to these directors as "part-time" directors". All of our directors were appointed by the DOT. Five board seats are currently vacant i.e. one ex-officio director and four part-time directors.

The business address of each of the directors is our registered office. The names of our current directors, their ages and their positions as at the date of this report appear below:

Name	Age	Position
R.S.P.Sinha	54	Director(1) / Chairman-cum-Managing Director
V.Shivkumar	56	Director(1) / Director(Personnel)
Kuldeep Singh	51	Director(1) / Director (Technical)
Anita Soni (Mrs.)	52	Director(1) / Director (Finance)
Kuldeep Goyal	55	Director(2) / Executive Director, Mumbai
M. Sahu	51	Joint Secretary (3), Department of Telecommunications
A.C.Padhi	50	Director (3) / Dy. Director General, Department of Telecommunications

(1)  Full-time director; (2) Director ex-officio; (3) Government director

Other Principal Executive Officers

The business address of each of our principal executive officers is our registered office. In addition to those officers who are members of the board of directors, our principal executive officers and their ages and positions as at the date of this report are as follows:

Name	Age	Position
K.C. Gupta	56	Executive Director, Operation
S.C. Ahuja	59	Company Secretary

Mr. R.S.P. Sinha has been our Chairman and Managing Director since November 2003 and a member of our board as Director (Fin) since April, 2002. Prior to joining us, he was Director (Finance) of Videsh Sanchar Nigam Ltd. He is a Fellow Member of the Institute of Cost & Works Accountants of India. Mr. Sinha has 21 years experience in senior financial positions both in the private sector and the public sector, including 11 years experience as full-time director of the board of Public Sector Undertakings. Mr. Sinha worked as Director (Finance) on the board of VSNL from January 1999 to February 2002 and Director (Finance), MTNL from April, 2002 to October 2003.

Mr. V. Shivkumar has been our Director (Human Resources) and a member of our board since April, 2002. He has a Post Graduate Degree in Personnel Management & Industrial Relations, a Post Graduate Diploma in Industrial Engineering & Management and Bachelor of Law Degree from Jabalpur University. Prior to joining us he served as the Executive Director (HR) at Bharat Earth Movers Ltd.

Mr. Kuldeep Singh has been our Director (Technical) and a member of our Board since December 9, 2004. He is an Engineering graduate with master in business administration. Mr. Singh joined the Indian telecom services in 1979. He has more than 30 years experience in the field of computers & telecommunications. Before being appointed as Director (T) on the board of MTNL, he worked as GM in MTNL for more than 4 years. Prior to this, he worked in DOT, Overseas Communication Services and National Informatic Centre in various responsible positions.

Ms. Anita Soni has been our Director (Finance) since April 26, 2005. Mrs. Soni joined Indian Postal Telecommunications finance services of the Government of India in 1977. She has Master of Arts (Economics Honours) from Punjab University. She has more than 27 years experience as a senior finance executive in Indian P & T (Finance & Accounts) Service. Before joining MTNL as Director (Finance), she held positions in DOT, MTNL, and BSNL and has experience in all aspects of telecom finance. She is on the panel of experts of the International Telecom Union (ITU), and has participated in various ITU projects.

Mr. Kuldeep Goyal has been our Executive Director (Mumbai) in charge of the entire Mumbai network and a member of our Board since January, 2005. He is an Engineering Graduate from IIT, Roorkee. He has more than 32 years’ experience in the field of Telecommunications. He has vast experience in all disciplines such as planning, installation, operation of line lime, wireless and Value Added Service. While in DOT, he was also deputed to foreign telecom project at Yemen. He belongs to Indian Telecom Service 1971 batch. Before being appointed as ED (Mumbai) and director on the board of MTNL, he was in charge of Mobile Services at MTNL, Delhi.

Mr. Shri M. Sahu has been a member of our board since September 16, 2005, and is presently working as Joint Secretary in the Department of Telecommunications. After obtaining the degree of Bachelor of Electrical Engineering in 1977, Shri Sahu has done Post-Graduation Degree in Development Administration from the University of Birmingham, U.K. in 1993-94 with focus on Industrial Development and re-location of Industries. Prior to this, Shi Sahu worked in UNIDO as Project Director. He was working as Joint Secretary in Ministry of Environment & Forests and worked in different departments in Government of Gujarat in various capacities. He has more than 23 years of experience in Civil Service and 15 years practical experience in industries including that of more than 5 years in Government of India.

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

Mr. K.C. Gupta has been our Executive Director, Operation, since December 2004. Mr. Gupta joined the Indian Telecommunication Service in 1972 and has held various posts in different parts of India including service with Telecommunications Consultants India Limited from 1996-2000. Mr. Gupta holds an engineering degree from Delhi College of Engineering, Delhi.

Mr. S.C. Ahuja has been our company secretary since October, 1988. Prior to joining us, Mr. Ahuja was a Dy. Comp. Secretary at Engineers India Ltd., a Government enterprise. Mr. Ahuja is a Fellow Member of the Institute of Company Secretaries of India. Mr. Ahuja has a Master of Arts (English) degree from Himachal Pradesh University and a Bachelor of Laws degree from Kurukshetra University.

AUDIT COMMITTEE

The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to the various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The Audit Committee had ceased to exist during the course of the year because all posts of part time directors on the Board of MTNL except one had fallen vacant from the AGM held on September 29, 2004. Effective September 29, 2005, the Board reconstituted the Audit Committee, comprised of Mr. Sahu and Mr. Padhi, who are Government of India employees and are considered independent under NYSE standards but not under Indian standards. We are following up regularly with the DOT for early appointment of additional directors on the board so that we may reconstitute our Audit Committee to include only persons who are not MTNL or government employees and qualify as independent under Indian standards.

COMPENSATION OF DIRECTORS AND OFFICERS

The total remuneration and benefits in kind paid by us to all of our directors and executive officers as a group in fiscal 2005 was approximately Rs. 2.59 million.

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

EMPLOYEES

Employees

At June 30, 2005, we had 52,604 employees, of whom 7,261 were executive and 45,343 were non-executive employees. We seek to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and subscriber satisfaction. We have placed a special emphasis on retraining our workforce to meet the demands of modernizing our network and improving customer satisfaction.

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

Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules and some other employees have opted for retirement rules which as applicable to our directly recruited employees, and opt to draw pro rata monthly pension until their absorption. Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees. In August/September 2002, the DOT indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT. However, the terms of such payments are in the process of finalization. Once these terms are finalized and the payments are made to DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India. Presently, in the absence of any further movement from the Government, MTNL is discharging all such liabilities.

Approximately 97% of our executive employees have accepted absorption by us, becoming our permanent employees. These employees are entitled to certain pension and gratuity benefits from the government of India.

We have finalized a new compensation structure for our senior executive employees. The new structure provides for higher salaries and benefits for our senior executive exmployees who are yet to exercise their option for MTNL.

As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies, which, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees. Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages. MTNL had also launched Voluntary Retirement Scheme (VRS) for its non-executives in the financial year 2004-05 and a total of 1,980 employees were retired under this scheme. MTNL has also launched VRS scheme for executives in the current year and final decisions about the modalities to be followed for separation of employees who have opted for the scheme shall be soon taken.

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

Almost all of our non-executive employees are members of local unions organized in each of Delhi and Mumbai. Our executive employees seconded from DOT are members of national officers’ associations, which act as an informal consultative mechanism for conveying management staff’s views regarding personnel policies to our senior executives.

TRAINING

In order to deal with the new realities of competitive marketplace, MTNL has launched a massive training effort to train its workforce. Training design has been so modified to tilt the balance of training from knowledge to skill and attitude, which are key to succeed in a customer-driven marketplace. During financial year 2004-05 a total number of 6,186 non-executives and 1,112 executives were trained in subjects related to customer care, leadership, management and supervisory training. On IT and technology related fields, 3,371 non-executives and 3,008 executives were trained.

In addition to this, highly specialized training on GSM, CDMA and Broadband was also connected by MTNL both in India and abroad. In all total, 83 officers were imparted training abroad.

In addition to already existing District Telecom Training Centres (DTTC), MTNL has created state-of-the-art training facility in the form of Centre for Excellence in Telecom Technology and Management (CETTM) at Powai, Mumbai. Apart from catering to the in-house training needs of MTNL, CETTM shall provide telecom training to other organizations also. Recently an agreement has been reached between MTNL, TCIL and the Ministry of External Affairs. Under the agreement, training on telecom technology shall be provided to the candidates from foreign countries in the CETTM premises.

SHARE OWNERSHIP

None of our directors or connected persons or our principal executive officers owned any of our equity shares as of the date of this report.

On January 7, 2000, the Indian government offered to sell up to 14 million equity shares, representing approximately 2.2% of our outstanding equity shares, to our employees at a discount as compensation in connection with the restructuring of DOT. Because the terms were not viewed as favorable, none of our employees accepted this offer before it expired on December 31, 2000. In a recent communication DOT has indicated for closure of the issue but MTNL has again taken up the matter with the government.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information about the shareholders holding 5% or more of our outstanding equity shares as of March 31, 2005, according to our register of shareholders:

Name of Owner	Number of Shares	Percentage
Government of India (1)	354,372,740	56.25%
Life Insurance Corporation of India (2)	78,932,424	12.53%
The Bank of New York (3)	45,819,768	7.27%

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

So long as the government of India’s shareholding in us equals or exceeds 51%, we are deemed to be an Indian government company under the Companies Act and are subject to regulations generally applicable to public sector enterprises in India. These regulations concern personnel matters, including appointment of key management personnel and the hiring, dismissal and compensation of employees, as well as procurement, capital expenditures and the generation of funds through the issuance of securities. For example, all appointments to our board of directors must first be recommended by the Public Enterprises Selection Board, a government agency, and its recommendations are reviewed by the government of India, although until recently all appointments to our board have been recommended only by the government of India. All appointments to our board of directors are also approved by our shareholders. Disputes between government of India enterprises (such as us) and government of India departments generally must be referred to the Committee on Disputes of the government of India for mediation before either party may bring a claim in a court of law. A single government of India ministry or department is designated as the primary supervisor of each public sector enterprise and the DOT has been designated as our primary supervisor. Our activities are also subject to review by India’s Parliament, and the DOT must submit an annual report to Parliament regarding our business activities.

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

The Government of India as Customer

The government of India purchases our services on a commercial basis, and government entities, in the aggregate, constitute the single largest user of our services. The DOT sets the tariffs for these services, which are the same as our tariffs to our other customers. However, certain limited categories of high-level government of India officials may not have their telephone connections disconnected for non-payment of bills.

Our Financing of the Department of Telecommunications

As a department of the government of India, the DOT cannot raise funds through external borrowings from non-government of India entities, and has historically depended on us to raise funds on its behalf for use in its telecommunications business. By restructuring us as a corporation, the DOT was able to create a company, which could raise debt in the capital markets to be used to fund its telecommunications operations. The Indian government guaranteed these borrowings and we on-lent the proceeds of the borrowings on terms substantially similar to the terms of the original loan. As a result of the corporatization of the Department of Telecom Services into BSNL in October 2000, we no longer borrow funds on behalf of the DOT. All external borrowings that had made on behalf of the DOT/BSNL have been repaid by us.

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

Item 8.    Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements” and pages F-1 through F-35.

SIGNIFICANT CHANGES

Recent Developments

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

In January 2005, our Board of Directors recommended the payment of interim divided of Rs. 2.00 per share, amounting to a total of Rs. 1260 million to record holders of equity shares on February 22, 2005.

In June 2005, our board of directors recommended the payment of a dividend of Rs.4.5 per share, amounting to a total of Rs.2,835 million, including interim dividend of Rs. 2/- per share, to record holders of equity shares on September 16, 2005. This dividend has been approved by our shareholders at our annual general meeting held on September 28, 2005. We must pay a “dividend distribution tax” at the rate of 12.5% (plus a surcharge of 10% and an add-on tax at the rate of 2% of the total dividend distribution tax and surcharge) on the total amount distributed as dividend. Currently, there is no Indian tax payable by shareholders in respect of dividends received.

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

Item 9.    The Offer and Listing

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are listed on several Indian stock exchanges and were first quoted on The Stock Exchange, Mumbai on May 13, 1993. Our equity shares are also traded on the National Stock Exchange in India. The following table sets forth the high and low closing prices and average daily trading volume on The Stock Exchange, Mumbai for our equity shares for the periods indicated:

	Share price (Rs.)
Calendar period	High	Low	Average daily trading volume
2002
First Quarter	177	109	776,374
Second Quarter	165	121	471,509
Third Quarter	154	107	504,800
Fourth Quarter	115	89	331,643
2003
First Quarter	119.10	81.05	12,971,589
Second Quarter	115.40	85.00	8,489,312
Third Quarter	137	98.50	20,804,253
Fourth Quarter	141	105.80	18,238,816
2004
First Quarter	157.15	121.25	1,426,035
Second Quarter	166.45	92.90	23,242,184
Third Quarter	142.00	117.80	15,787,985
Fourth Quarter	165.10	120.00	11,633,506
2005
First Quarter	170.05	110.25	13,424,191
April 2005	124.40	110.30	20,297,675
May 2005	122.45	112.25	16,691,289
June 2005	126.70	115.00	14,215,040
July 2005	142.25	116.10	40,340,551
Aug 2005	134.90	120.85	19,473,425

On September 25, 2005, the closing price of our equity shares on The Stock Exchange, Mumbai was Rs.130.05.

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

The table below shows the high and low closing prices on the New York Stock Exchange for our ADSs for the period indicated.

	ADS price
Calendar period	High	Low
2002
First Quarter	US$7.50	US$4.75
Second Quarter	6.60	4.85
Third Quarter	6.45	4.35
Fourth Quarter	4.87	3.63
2003
First Quarter	4.57	3.33
Second Quarter	4.82	3.72
Third Quarter	5.75	4.10
Fourth Quarter	6.25	4.77
2004
First Quarter	9.27	6.30
Second Quarter	8.85	5.40
Third Quarter	7.53	6.10
Fourth Quarter	8.88	7.00
2005
First Quarter	8.36	6.24
April	6.66	6.02
May	6.68	6.00
June	6.99	6.28
July	8.44	6.40
August	7.87	6.50

On September 20, 2005, the closing price of our ADSs on the New York Stock Exchange was US$6.82 per ADS.

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

Indian Stock Exchanges

There are 24 stock exchanges in India. Most of the stock exchanges have their own governing board for self-regulation.

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

There are generally no restrictions on price movements of any security on any given day. However, to restrict abnormal price volatility, the Securities and Exchange Board of India has instructed stock exchanges to apply daily circuit breakers, which do not allow transactions at prices different by more than 8.0% of the previous closing price for shares quoted at Rs.20 or more. The Securities and Exchange Board of India has instructed stock exchanges to relax the circuit breakers by a further 8.0% after half an hour from the time prices reach the limit of 8.0%. It has allowed stock exchanges to fix circuit breakers for shares quoted at prices up to Rs.20. There is no circuit filter applicable for trading in shares on rolling settlement and for which derivative instruments are available. There is, however, a dummy circuit filter applicable in case of a 20% movement on share prices in order to prevent accidental trades. There is a 20% circuit filter applicable for trading in shares on rolling settlement and for which derivative instruments are not available. There is also an index based circuit filter based on the BSE SENSEX and NSE S&P CNX Fifty indices wherein trading in the entire market is halted for a specific period depending upon whether the index fluctuates in excess of 10%, 15% or 20%. Further, margin requirements are also imposed by stock exchanges that are required to be paid at rates fixed by the stock exchanges. The Indian stock exchanges can also exercise the power to suspend trading during periods of market volatility.

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

Depositories

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

For fiscal year	Dividend per equity share	Dividend per ADS/GDR	Total amount of dividends paid
	(Rs.)	(Rs.)	(millions of Rupees)
2005	4.5	9.0	2,835
2004	4.5	9.0	2,835
2003	4.5	9.0	2,835
2002	4.5	9.0	2,835
2001	3.0	6.0	1,890

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

This year’s annual general meeting was held on September 29, 2005.

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

Register of Shareholders, Record Dates and Transfer of Shares

Our share transfer agents maintain registers of our shareholders and beneficial owners of shares held through depositaries. For the purpose of determining equity shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The Companies Act and our listing agreement with The Stock Exchange, Mumbai (and the other Indian Stock Exchanges) permit us, according to a resolution of the Board and upon at least 15 days’ advance notice to The Stock Exchange, Mumbai (and such other stock exchanges), to set the record date and upon seven days’ public notice to close the register of shareholders for not more than 30 days at a time, and not more than 45 days in a year, in order for us to determine which shareholders are entitled to certain rights relating to the shares. Trading of shares may, however, continue while the register of shareholders is closed.

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

MATERIAL CONTRACTS

Since April 1, 2005, we have not entered into any material contracts that were not in the ordinary course of business.

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

Under the foreign investment rules, the following restrictions are applicable on foreign ownership:

•
under the “foreign direct investment” scheme, foreign individuals may own more than 49% of the equity shares of an Indian telecommunications company only with the approval of the Foreign Investment Promotion Board; this approval is granted on a case-by-case basis. However, ISPs with gateways, radio paging, and end to end bandwidth permitted up to 74% with FDI beyond 49% requiring government approval.

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

We had obtained approvals from the Ministry of Finance, the Foreign Investment Promotion Board, the DOT and special permission from the Reserve Bank of India for the offering of our global depositary receipts. Various tax concessions were also made available with respect to the existing global depositary receipt offering in accordance with the provisions of Section 115AC of the Indian Income-tax Act, 1961. Since no new shares were issued or offered in our exchange offer and the exchange offer was related to a change in the form of depository receipts, the original approvals needed merely to be taken on file, noted and recorded for modification. We obtained from the Ministry of Finance, Reserve Bank of India, the Foreign Investment Promotion Board and the DOT, modifications to the original approvals/special permission given by them, for our exchange offer.

As of June 30, 2005 foreign direct investment in us was 21.68% of our equity shares.

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

Taxation of Distributions

Dividends distributed by an Indian company after March 31, 2002 are not subject to tax in the hands of shareholders. We must pay a “dividend distribution tax” at the rate of 12.5% (plus a surcharge of 10% and an add-on tax at the rate of 2% of the total dividend distribution tax and surcharge) on the total amount distributed as dividend.

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

A foreign corporation will be classified as a “passive foreign investment company” (PFIC), for United States federal income tax purposes, if 75% or more of its gross income or 50% or more of its assets are “passive” as determined under the PFIC rules. The determination of whether a foreign corporation is a PFIC is a factual determination and may entail the resolution of certain legal issues such as the tax treatment of on-lending transactions involving related parties under the PFIC rules. In addition, such determination is made on an annual basis and, accordingly, is subject to change from year to year. The following discussion assumes that we will not be classified as a PFIC for United States federal income tax purposes. For further PFIC considerations, see “—PFIC Considerations” below.

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

In addition, in accordance with the requirements of the New York Stock Exchange (NYSE), we have disclosed on our website significant ways in which our corporate governance standards differ from those followed by United States domestic issuers under NYSE standards is available at http://mtnl.net.in/nyse-india.doc.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2004 and 2005, there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements. To reduce credit risk, MTNL performs ongoing credit evaluation of customers. As of March 31, 2004 and 2005, BSNL and DOT accounted for more than 10% of total receivables.

The risk in relation to investment in ITI Limited is offset by clause relating to MTNL’s entitlement to set off the amounts receivable in respect of principal outstanding from the dues payable to ITI Limited. The clause is built into the share purchase agreement.

The credit risk for the investment in bonds issued by MKVDC is minimized due to the payment mechanism envisaged in the prospectus, which states that any shortfall is to be met by the Maharashtra State Government that has undertaken to earmark an amount equal to interest and principal repayments out of its annual budget for the respective corporation. In the event of such amount not being transferred the trustees would be entitled to invoke the guarantee given by the state government.

Exchange Rate and Interest Rate Risk

We are not exposed to any material foreign currency exchange risk since our revenues and expenses are primarily in Indian rupees. We are not exposed to any material interest rate risk since we do not rely on borrowings to meet our working capital and capital expenditure requirements. As of March 31, 2005, we had no debt.

Fair Value

The fair value of MTNL’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2005 is Rs 3,842 million as compared to their carrying amount of Rs. 3,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2005 is Rs.2,541 million as compared to their carrying amount of Rs. 2,654 million.

Due to the uncertainties attached to the timing of ultimate realization of restricted assets, it is not practicable to determine their fair values.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

Item 13.    Defaults, Dividend Arrearage and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision of and with the participation of our Chairman-cum-Managing Director, as Chief Executive Officer and our Director of Finance, acting as Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) on March 31, 2005, the end of the period covered by this report. Based on such evaluations, our Chairman-cum-Managing Director and Director of Finance have concluded that, because of the restatement described below (which has been identified as a material weakness in our internal controls over financial reporting), the Company’s disclosure controls and procedures were not effective as of March 31, 2005 to ensure that material information relating to the Company was made known to them by others within the Company.

In connection with the audit of our consolidated financial statements the year ended March 31, 2005, our auditors identified certain errors in our consolidated financial statements that required us to restate our financial statements prepared in accordance with U.S. GAAP for prior years. As a result of these identified errors, we have restated our March 31, 2004 and 2003 consolidated financial statements that are presented as comparatives in our consolidated financial statements for the year ended March 31, 2005, included in this annual report on Form 20-F. We have also restated our selected financial data that is presented for March 31, 2001, 2002, 2003 and 2004.

The restatements relate to our accounting for employee benefits and income taxes. More specifically, our pension liability was incorrectly reversed in prior years upon the retirement of individuals in the pension plan, which impacted subsequent actuarial valuations and the accounting treatment. In addition, there were errors identified in the accounting for the leave encashment plan resulting in an underaccrual of the leave liability in prior years. In respect of income taxes, we incorrectly recognized deferred tax assets and deferred tax liabilities relating to book to tax basis differences for property and equipment, capital lease obligations and certain other assets and liabilities.

We are in the process of ensuring that we dedicate additional resources with sufficient knowledge and understanding of U.S. GAAP in these accounting areas. We are also in the process of implementing additional internal controls in these accounting areas and further strengthen our overall internal control environment around U.S. GAAP reporting.

(b) Internal Control Over Financial Reporting. There have been no significant changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, in light of the restatement, which we have identified as a material weakness in internal control, we are currently in the process of taking the steps described above to remediate the material weakness.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives. Acknowledging this, we have designed our disclosure controls and procedures to provide such reasonable assurance.

Item 16A.   Audit Committee Financial Expert

The Board of Directors has not identified any member of the Audit Committee as a “financial expert”. The Board is awaiting the appointment by the Government of India of directors who will qualify as such.

Item 16B.   Code of Ethics

The Company has a Code of Ethics as part of its Rules of Conduct. A copy of the Code of Ethics may be obtained upon request addressed to the Company Secretary at the Company’s principal office, indicated on the cover of this report.

Item 16C.    Principal Accountant Fees and Services

Price Waterhouse, Bangalore (New Delhi office) (“Price Waterhouse”) served as our independent registered public accounting firm for the year, ended March 31, 2004 and 2005 in connection with the audit of the audited consolidated financial statements being filed with this annual report on Form 20-F.

The following table sets forth the remuneration that we paid to Price Waterhouse and its associated entities in 2004 and 2005 in Million Rs.:

	2004	2005
Audit Fees	3.1	3.25
All Other Fees	2.43	-
Total	5.53	3.25

Audit fees

     Audit fees represent fees for professional services rendered for the audit of the consolidated financial statements of the Company and its subsidiaries prepared in accordance with US GAAP. Audit fees are fees agreed upon with Price Waterhouse for the fiscal years 2004 and 2005 (including related expenses) for the audit of our annual consolidated financial statements.

Others

Consultancy services provided for obtaining license from Certification Authority and other consultancy work.

Audit committee pre-approval policies and procedures

Our board of directors requires management to obtain the board's approval before engaging independent outside auditors to provide any audit or permitted non-audit services to us. Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by Price Waterhouse, our principal auditor, and its associated entities. Pursuant to the board's pre-approval process, each year, Price Waterhouse prepares a detailed list of services that it proposes to perform during the coming year. These proposed services are presented to the board of directors, which considers and approves the services. Management is not permitted to engage our outside auditors for any audit or non-audit service that is not on the list of services approved by the board of directors without first returning the board of directors for approval of such additional services.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

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

*Previously filed on September 30, 2002, as exhibits to Annual Report on Form 20-F for fiscal 2002.

**Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).

MAHANAGAR TELEPHONE NIGAM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Mahanagar Telephone Nigam Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Mahanagar Telephone Nigam Limited and its subsidiaries at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3 to the consolidated financial statements, the accompanying consolidated financial statements of Mahanagar Telephone Nigam Limited as at March 31, 2004 and for the years ended March 31, 2004 and 2003 have been restated.

As discussed in Note 4, 19, 22 and 25, the Company has significant transactions with its parent company, the Department of Telecommunication, and other agencies and companies controlled by the Indian Government, all of which are related parties.

Price Waterhouse
/s/ PRICE WATERHOUSE
New Delhi, India
October 20, 2005

MAHANAGAR TELEPHONE NIGAM LIMITED
Consolidated Balance Sheets

	As of March 31,
	2004 Restated (Note 3)	2005	2005
	Indian Rupees in millions, except per share data and as stated otherwise		Convenience translation into millions of US $ (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	Rs. 9,891	Rs. 7,561	$ 173
Short term investment in bank deposits	15,654	17,732	407
Accounts receivable, net	3,052	2,637	60
Due from related parties	23,588	27,789	637
Inventories	991	1,866	43
Unbilled revenue	5,379	5,002	115
Deferred income taxes	6,430	6,805	156
Other receivables	4,067	4,052	93
Total current assets	69,052	73,444	1,684

Investments in held to maturity securities	3,500	3,500	80
Investment in affiliate	205	138	3
Property and equipment, net	79,664	82,369	1,888
Restricted assets	13,043	14,733	339
Other assets	2,559	2,505	57
Total assets	168,023	176,689	4,051

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	8,626	12,568	287
Due to related parties	12,084	11,339	260
Accrued expenses and other current liabilities	19,054	22,865	525
Total current liabilities	39,764	46,772	1,072

Accrued employee cost	23,306	28,778	660
Deferred income taxes	8,370	7,469	171
Non current portion of customer deposits	12,026	10,337	238
Total liabilities	83,466	93,356	2,141
Contingencies and commitments (refer note 22)
Shareholders’ equity
Equity shares, 800,000,000 shares authorized, par value Rs. 10 per share, issued and outstanding - 630,000,000 shares as of March 31, 2004 and 2005	6,300	6,300	144
Additional paid-in capital	6,649	6,649	152
Retained earnings	71,300	70,076	1,607
Research and development reserve	308	308	7

Total shareholders' equity	84,557	83,333	1,910
Total liabilities and shareholders’ equity	Rs. 168,023	Rs. 176,689	$ 4,051

The accompanying notes are an integral part of these consolidated financial statements

MAHANAGAR TELEPHONE NIGAM LIMITED
Consolidated Statements of Income

	Years ended March 31,
	2003 Restated (Note 3)	2004 Restated (Note 3)	2005	2005
	Indian Rupees in millions, except per share data and as stated otherwise			Convenience translation into millions of US$ (Unaudited)

Revenues, net	Rs. 55,251	Rs. 61,084	Rs. 50,156	$ 1,150
Cost of revenues (excluding depreciation shown separately below)	(31,008)	(38,282)	(31,521)	(723)
Selling, general and administrative expenses	(8,798)	(10,023)	(9,275)	(213)
Depreciation	(8,507)	(8,675)	(7,724)	(177)
Excess liabilities written back	256	1,130	1,291	30
Income from operations	7,194	5,234	2,927	67
Interest from short term bank deposit	1,295	1,.322	1,341	31
Interest and other income, net	667	392	1,329	30
Income before income taxes, and share of losses from affiliate	9,156	6,948	5,597	128
Income tax expense	(3,951)	(2,570)	(2,124)	(49)
Equity in (losses) of affiliate	(4)	(20)	(67)	(2)

Net income	Rs. 5,201	Rs. 4,358	Rs. 3,406	$ 77

Earnings per equity share
-Basic and diluted	Rs. 8.26	Rs. 6.92	Rs.5.41	$ 0.12

Weighted average number of equity shares used in computing earnings per equity share (in million)	630	630	630	630

The accompanying notes form an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
Consolidated Statements of Shareholder’s Equity

Common Stock __________________ No. of Par Value Shares	Additional paid-in capital	Retained earnings Restated (Note 3)	Research and development reserve	Total Shareholders' Equity Restated (Note 3)
	Indian Rupees in millions except per share data and as stated otherwise
Balance as of March 31, 2002 (As previously reported)	630,000,000	Rs.6,300	Rs. 6,649	62,852	308	76,109
Prior period adjustments (Refer Note 3)	-	-	-	4,922	-	4,922
Balance as of March 31, 2002 (Restated - Note 3)	630,000,000	Rs.6,300	Rs. 6,649	Rs.67,774	Rs.308	Rs.81,031
Net income	-	-	-	5,201	-	5,201
Cash dividend paid at the rate of Rs. 4.50 per share	-	-	-	(2,835)	-	(2,835)
Balance as of March 31, 2003 (Restated - Note 3)	630,000,000	6,300	6,649	70,140	308	83,397
Net income	-	-	-	4,358	-	4,358
Cash dividend paid at the rate of Rs. 4.50 per share	-	-	-	(3,198)	-	(3,198)
Balance as of March 31, 2004 (Restated - Note 3)	630,000,000	6,300	6,649	71,300	308	84,557
Net income	-	-	-	3,406	-	3,406
Cash dividend paid at the rate of Rs. 6.50 per share	-	-	-	(4,630)	-	(4,630)
Balance as of March 31, 2005	630,000,000	Rs.6,300	Rs.6,649	Rs.70,076	Rs.308	Rs.83,333
Balance as of March 31, 2005 - Convenience translation into millions of US$ (Unaudited)		$ 144	$ 152	$ 1,607	$ 7	$ 1,910

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
Consolidated Statements of Cash Flow

	Year ended March 31,
	2003 (Restated - Note 3)	2004 (Restated - Note 3)	2005	2005
	Indian Rupees in millions except per share data and as stated otherwise			Convenience translation into millions of US $ (Unaudited)
Cash flows from operating activities
Net income	Rs. 5,201	Rs. 4,358	Rs. 3,406	$ 77
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,507	8,675	7,724	177
Loss / (profit) on sale of fixed assets	(75)	107	197	5
Deferred taxes	(41)	(2,739)	(1,276)	(29)
Excess liabilities written back	(256)	(1,130)	(1,291)	(30)
Allowances for accounts receivables	2,074	2,425	1,137	26
Equity in losses of equity affiliate	4	20	67	2
Changes in assets and liabilities
(Increase)/ decrease in accounts receivables, net and unbilled revenues	16,756	(11,188)	(345)	(8)
(Increase)/ decrease in inventories	1,477	425	(875)	(20)
Due from related parties	(17,593)	6,056	(4,201)	(96)
(Increase)/ decrease in other receivables	(5,365)	1,100	70	2
(Increase)/ decrease in restricted assets	(769)	(3,973)	(1,690)	(39)
Increase/(decrease) in accounts payable	(9,197)	9,985	3,942	90
Due to related parties	9,869	(6,801)	(745)	(17)
Increase/ (decrease) in accrued employee costs	3,004	10,519	5,472	125
Increase/ (decrease) in accrued expenses and other payables	9,860	2,046	3,414	79
Net cash provided by operating activities	23,456	19,885	15,006	344
Cash flows from investing activities
Investments in short term bank deposits	(3,263)	(7,394)	(2,078)	(48)
Purchase of property and equipment	(12,196)	(9,337)	(10,707)	(245)
Proceeds from sale of property and equipment	141	58	79	2
Investments in held to maturity securities	(2,500)	-	-
Investment in affiliate	(183)	(33)	-
Net cash used in investing activities	(18,001)	(16,706)	(12,706)	(291)
Cash flows from financing activities
Repayment of loan from DOT	(12,176)	-	-
Cash dividends paid ( including dividend tax)	(2,835)	(3,198)	(4,630)	(106)
Net cash from financing activities	(15,011)	(3,198)	(4,630)	(106)
Net increase/(decrease) in cash and cash equivalents	(9,556)	(19)	(2,330)	(53)
Cash and cash equivalents at the beginning of the year	19,466	9,910	9,891	226
Cash and cash equivalents at the end of the year	Rs. 9,910	Rs. 9,891	Rs. 7,561	$ 173
Supplementary information
Cash paid during the year for interest	Rs. 3,014	Rs. 331	Rs. 361	$ 8
Cash paid during the year for income taxes	Rs. 8,447	Rs. 8,327	Rs. 4,732	$ 108

The accompanying notes are an integral part of these consolidated financial statements

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

1.	Description of Business

Mahanagar Telephone Nigam Limited (“MTNL" or “the Company”) was incorporated in New Delhi, India as a limited liability company under the Indian Companies Act, 1956. MTNL is the principal provider of basic or fixed line telecommunications services in Delhi and Mumbai. MTNL also provides internet and cellular services in both Delhi and Mumbai. MTNL’s license for fixed line services which covers the state of Delhi and the municipalities of Mumbai, Navi Mumbai and Thane (which are in the state of Maharashtra) is valid up to March 31, 2013 and MTNL’s licenses for internet and cellular services are valid up to September 7, 2017 and October 9, 2017 respectively.

Millennium Telecom Limited (hereinafter referred to as “MTL”), a wholly owned India based subsidiary of MTNL, is engaged in providing web based tendering portal solutions.

Mahanagar Telephone Mauritius Limited (hereinafter referred to as “MTML”), a wholly owned subsidiary of MTNL was registered in Mauritius in November 2003, MTML was granted a license by the Government of Mauritius on January 27, 2004 to provide public switched telecom services, public land mobile services and international long distance services for a period of 15 years with service obligation within 18 months of grant of license. MTML has not started operations till March 31, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a)    Principles of Consolidation and Basis of Presentation

The consolidated financial statements include all controlled subsidiaries. In addition, we review our relationships with other entities to assess if we are the primary beneficiary of a variable interest entity. If the determination is made that we are the primary beneficiary, then that entity is consolidated. All significant inter-company balances and transactions are eliminated in consolidation.

MTNL’s investments in business entities in which it does not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for under the equity method of accounting.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”) in Indian rupees, the national currency of India which is also the functional currency of the Company. Solely for the convenience of the readers, these consolidated financial statements as of and for the year ended March 31, 2005, have been translated into United States dollars at the noon buying rate in New York city on March 31, 2005, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1= Rs.43.62. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate on March 31, 2005 or at any other date.

  (b)    Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the results of operations during the reporting periods. Actual results could differ materially from these estimates. Significant estimates and assumptions are used when accounting for certain items, such as but not limited to, allowances for uncollectible accounts receivable, future obligations under employee benefit plans, useful lives of property and equipment, valuation allowances for deferred taxes and contingencies.

  (c)    Foreign currency translation

The Indian rupee is the functional currency for MTNL and its domestic subsidiaries and equity affiliate. Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in results of operations.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

  (d)    Revenue recognition

Revenues include amounts invoiced for call revenue, fixed monthly rental charges, roaming charges, activation fees, internet services, access and interconnection revenue and fees for value added services.

Revenues for fixed line and cellular telephone services are recognized based upon metered call units (“MCU”) of traffic processed. Rental revenues and leased circuits rentals are recognized based upon contracted fee schedules. Revenues from internet services are recognized based on usage by subscribers. Revenues associated with access and interconnection for usage of the Company’s network by other operators for local, national long distance and international long distance calls are recognized gross in accordance with the Interconnect Usage Charges Regulation released by Telecom Regulatory Authority of India (“TRAI”) and contracted fee schedules. TRAI regulation specifies the maximum per minute rates for metered call units (MCU) of traffic terminated on the Company’s network. Revenues are recorded net of applicable discounts, allowances and service tax.

Amounts included in the financial statements, which relate to services provided from the last billing cycle date upto the end of the reporting period, are classified in current assets as “Unbilled revenue”. These are billed in subsequent periods as per the terms of the billing plans.

Billings in advance for services to be rendered and amounts charged for new connections are classified in current liabilities under the heading “Deferred income”. Amounts charged for new connections are recognized over the average life of the customer relationship.

  (e)    License fee

MTNL is required to pay license fees and spectrum charges to DOT in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The license fees and spectrum charges are expensed as incurred and computed using specified percentages as prescribed by DOT. The specified percentage for license fees were 12%, 12%, 10% of the Adjusted Gross Revenue (“AGR”) for the years ended March 31, 2003, 2004 and 2005 respectively. License fees and spectrum charges charged to income amounted to Rs. 6,100 million, Rs. 9,978 million and Rs. 4,974 million for the years ended March 31, 2003, 2004 and 2005 respectively.

  (f)     Network charges

MTNL recognizes charges associated with access to and interconnection to other operators’ network for local, national long distance and international long distance calls in accordance with the Interconnect Usage Charges Regulation released by Telecom Regulatory Authority of India (“TRAI”), where applicable, or in accordance with the terms of agreements entered into with other operators. TRAI regulation specifies per minute charges for MCU’s of traffic terminated on the other operators’ network.

  (g)    Cash and cash equivalents

MTNL considers all highly liquid investments, with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments.

  (h)    Investment in short term bank deposits

Investment in bank deposits represents term deposits placed with banks earning fixed rate of interest with maturities ranging from more than three months to six months. Interest on investment in bank deposits is recognized on accrual basis.

  (i)     Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method for all categories of inventories. Inventories comprise of handsets, cables, exchange equipment and other stores and spares which are used in operating and maintaining networks. MTNL reviews its inventories on a periodic basis to identify and provide for inventory obsolescence and inventories with carrying values in excess of realizable values based on its assessment of the future demands and market conditions. These write-downs are included in cost of revenues.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

  (j)     Investment
MTNL has evaluated its investments in debt and equity securities in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and determined that all of its debt securities are to be classified as held-to-maturity (“HTM”). Debt securities are classified as held-to-maturity since management has the positive intent and ability to hold the securities to maturity. Held-to-maturity investments are carried at amortised cost using the effective yield method, adjusted for the amortization or accretion of premiums or discounts, if any. Costs include transaction cost. Currently all the investments classified as HTM were acquired at face value, without paying any premium or discount or incurring any transaction cost. Realized gains and losses on sale of HTM securities are included in earnings. Dividends and interest on securities are recognized when earned and included in other income.

MTNL records an investment impairment charge on held-to-maturity securities when management believes an investment has experienced a decline in value that is judged to be other than temporary. For securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis. In order to determine whether a decline in value is other than temporary, the Company evaluates, among other factors, the duration and extent to which the value has been less than the carrying value, the financial condition and business outlook of the investee including cash flow indicators, current market condition and trends in the industry or the ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in value.

  (k)    Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Assets acquired under capital leases are stated at the present value of minimum lease payments less accumulated depreciation.

Cost, in the case of the network, comprises all expenditure up to and including cabling and wiring within customers’ premises, contractor’s charges, materials and direct labour. Employees’ remuneration and benefits are capitalized based on technical assessment of actual staff costs directly related to such capital expenditure. Interest cost incurred for qualifying assets during construction period is capitalized based on actual investment and average cost of funds or specific rate of borrowings. Interest capitalized is included as a part of asset cost and is depreciated over the estimated useful life of the asset. Maintenance and repair costs are charged to expense as incurred. Major overhauls that extend the useful lives of existing assets are capitalized. The cost and the accumulated depreciation for property and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of income.

Advances paid towards the acquisition of property and equipment outstanding at each balance sheet date and expenditures for construction of network systems and other projects (prior to the asset being ready for its intended use) are reflected as Capital Work in Progress.

Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate. Property and equipment are being depreciated over their useful lives which exceed the license term since the Company believes that its licenses will be extended beyond their current term.

The Company has adopted the provisions of FASB statement no. 143 “Asset Retirement Obligations”. At present the Company does not have any material asset retirement obligation.

MTNL has established the estimated useful lives of assets for depreciation purposes as follows:

Land - leasehold	Over the period of the lease
Buildings	30 to 60 Years
Cable and related equipment	20 to 25 Years
Exchanges and related Equipment	10 Years
Other fixed assets	5 to 10 Years

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

  (l)     Impairment of long lived assets

MTNL has adopted the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. MTNL reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

  (m)    Leases

Assets given under capital lease

MTNL provides finance leases on handsets to its customers under a scheme. Assets given under capital lease are recognized as receivables at an amount equal to the net investment in the leased assets. The finance income is recognized based on periodic rate of return on the net investment of the lessor outstanding in respect of the finance lease.

Operating leases

MTNL has certain cancelable operating leases for office premises. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to Rs. 702 million, Rs. 645 million and Rs. 677 million for the years ended March 31, 2003, 2004 and 2005 respectively.

  (n)    Retirement benefits

Company's employees

The Company has two sets of retirement schemes for its employees based on the option exercised by them. Under one scheme, the employees are eligible for provident fund, gratuity, leave encashment and medical benefits and in the other scheme, the employees are eligible for pension, general provident fund, gratuity, leave encashment and medical benefits.

Pension

The pension scheme is a defined benefit retirement plan (the “Pension Plan”). Under the pension plan , after retirement, employees are eligible for monthly payments including dearness allowance based on the last drawn salary. MTNL provides for the Pension Plan on the basis of an actuarial valuation. The entire Pension Plan of MTNL is unfunded.

Gratuity

MTNL has a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment. MTNL provides for the Gratuity Plan on the basis of actuarial valuation.

Medical

The medical scheme is a defined benefit retirement plan (the “Medical Plan”). In accordance with the Medical Plan, retirees are entitled to receive reimbursements limited to half of the monthly salary drawn by the employee on the date of retirement and reimbursement of hospitalization charges in any year.

Leave encashment

Leave encashment benefit comprises of encashment of leave balances accrued by employees. These balances can be accumulated and carried forward upto a maximum of 300 days and are encashable during the tenure of employment or on the employee leaving the Company or on retirement. Leave encashment is being provided for on the basis of actuarial valuation.

Provident fund

Under Indian law, employees are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both, the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ salary (basic and dearness allowance). The contributions are paid to the Provident Fund Trust established by MTNL. MTNL is obligated to make contributions when there are shortfalls in statutorily assured rates of return on the assets of the trust. Currently, MTNL has no further obligation under the provident fund beyond its contribution, which is expensed when accrued.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

General provident fund

The General Provident Fund scheme (the “GPF”) is a retirement scheme applicable to employees who have opted for the Government pension scheme. Under the scheme, employees contribute between 6% to 100% of their basic pay to GPF. The employer is not required to make any contributions towards the fund. MTNL is providing interest at the statutorily applicable rate of 8% per annum. The Scheme also allows participants to take interest free loans up to 90% of the amount contributed by them towards the GPF.

Pension, gratuity, medical benefits and leave encashment are defined benefit retirement plans. The liability thereof is provided based on an actuarial valuation. All actuarial gains and losses are expensed off in the year, in which they arise. Prior service cost of medical benefits are being amortized over the average remaining service period.

Employees on secondment from DOT

The employees who are seconded from DOT are entitled to pension, gratuity and leave encashment from the Government. MTNL makes contributions, to fund the Government’s pension, gratuity and leave encashment liability in respect of seconded employees, in accordance with the rates prescribed by the Government. MTNL has no further liability in respect of these employees. Additionally, these employees are covered under eligible Government medical schemes.

  (o)    Income taxes

In accordance with the provisions of SFAS 109, “Accounting for Income Taxes”income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted. Based on management’s judgment, a valuation allowance against any deferred tax asset is recognised when it is more likely than not that some portion or all of such deferred tax asset will not be realized.

 (p)     Start-up-costs

Cost of start-up activities including organization costs are expensed as incurred.

  (q)    Advertisement expenses

Advertising and business promotion costs are expensed as incurred and amounted to Rs. 298 million, Rs. 257 million and Rs. 199 million for the years ended March 31, 2003, 2004 and 2005 respectively.

  (r)     Dividends

Dividends are recorded in the consolidated financial statements in the period in which they are approved by the shareholders.

  (s)     Earnings per share

In accordance with SFAS No. 128, Earnings Per Share (EPS), basic earnings per share is computed using the weighted average number of equity shares outstanding during the period. MTNL does not have any dilutive securities and hence the basic and diluted earnings per share are the same.

  (t)     Recently issued accounting pronouncements

In November, 2004, the Financial Accounting Standards Board issued FAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (FAS 151).This statement requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard will not have a material impact on MTNL’s consolidated financial statements.

In March 2005, FASB issued FIN 47 “Accounting for Conditional Asset Retirement Obligations”. FIN 47 clarifies the term conditional asset retirement obligation as used in FAS 143, “Accounting for Asset Retirement Obligations”, and that an entity is required to recognize the liability for fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of this standard will not have a material impact on MTNL’s consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

In May 2005, FASB Issued FAS No. 154, “Accounting Changes and Error Corrections -- a replacement of APB No. 20 and FAS No. 3”. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by FAS 154. FAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard will not have a material impact on MTNL’s consolidated financial statements.

  (u)    Reclassifications

Certain items previously reported in specific financials statements captions have been reclassified to conform to the current year’s presentation.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

3.	RESTATEMENT OF FINANCIAL STATEMENTS

MTNL has restated opening retained earnings as of March 31, 2002, and the results of operations for the years ended March 31, 2003 and 2004 to reflect the correction of errors in prior periods. The nature of the adjustments are as follows:

Employee Benefits

For defined benefit pension plans, MTNL recognizes a pension liability based on an actuarial valuation. As per the pension scheme, the benefit formula entitles every employee to encash up to 40% of his pension (as determined) immediately on retirement (termed as commutation). The remaining 60% balance is payable over the employee’s remaining life, as monthly pension. The Company incorrectly reversed 100% of the pension liability in respect of retired employees in prior years. The actuarial valuation reports have been revised for all periods impacted by the incorrect reversal, resulting in adjustments to accrued employee costs amounting to increase of Rs.801 million, Rs.2039 million and Rs.2667 million as of March 31, 2002, 2003 and 2004.

MTNL accounts for leave encashment benefits, and records a liability based on an actuarial valuation. Employees can accumulate and carry forward leave balances up to a maximum of 300 days, which are encashable during the tenure of employment, upon termination or on retirement. MTNL did not accrue for, or reverse, leave encashment benefits in accordance with the specific terms of the benefit arrangement. As a result, the actuarial valuation reports required significant revisions. These reports have been revised for all periods impacted by the incorrect accruals and reversals of leave accruals, resulting in adjustments to accrued employee costs amounting to decrease of Rs.280 million and Rs.209 million as of March 31, 2002 and 2003 and increase of Rs.234 million as of March 31, 2004.

Due to the correction of the above errors, accrued employee costs have increased by Rs. 521 million, Rs. 1,830 million and Rs. 2,901 million as of March 31, 2002, 2003 and 2004 respectively. The tax effect of these adjustments is to reduce net income tax liability by Rs. 186 million, Rs. 673 million and Rs. 1,041 million as of March 31, 2002, 2003 and 2004 respectively.

Income Taxes

In the current year, our auditors identified certain errors in its accounting for income taxes. More specifically, the errors relate to the following:

•	The Company recorded excess deferred tax liability on temporary differences between the book basis and tax basis of property and equipment commencing in the year ended March 31, 1995.
•
The Company failed to record deferred tax assets related to capital lease obligations and in subsequent periods, incorrectly accounted for the reversals of deferred tax liabilities related to the leased assets.

•
The Company did not reconcile differences (primarily related to provision for debtors and gratuity) between its income tax computation and the actual tax return filed with the tax authorities at each reporting period.

•	The Company did not recognize deferred tax assets in respect of deferred revenue and certain provisions, however, subsequent reversals resulted in the recognition of deferred tax liabilities.

The correction of these errors has result in adjustments to reduce income tax liabilities by Rs. 5,257 million, Rs. 5,573 million and Rs. 5,583 million as of March 31, 2002, 2003 and 2004 respectively.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

The following table presents the impact of the restatement adjustments on net income for the years ended March 31, 2003 and 2004, as well as the impact on various line items within the statement of operations:

                                                 (Rs. in millions except per share data)
Statements of Income	For the year ended March 31,
	2003	2004
Net income as previously reported	Rs. 5,707	Rs. 5,052
Adjustments:
Income Taxes on property and equipment	82	(68)
Income Taxes on capital lease obligation	25	(21)
Income Taxes on reconciliation between income tax computation and actual tax return filed with the tax authorities	186	118
Income Taxes on deferred revenue and certain provisions	23	(19)
Leave encashment	(71)	(445)
Pension	(1,238)	(628)
Tax effect of adjustment for employee benefits	487	369
Net income as restated	5,201	4,358
Cost of revenues as previously reported	(30,092)	(37,531)
Adjustment: Employee benefits	(916)	(751)
Cost of revenues as restated	(31,008)	(38,282)
Selling, general and administrative expenses as previously reported	(8,405)	(9,701)
Adjustment: Employee benefits	(393)	(322)
Selling, general and administrative expenses as restated	(8,798)	(10,023)
Income tax expense as previously reported	(4,754)	(2,949)
Adjustments: Income tax	316	10
Tax effect of adjustment for employee benefits	487	369
Income tax expense as restated	(3,951)	(2,570)
Basic and diluted Earning per Share as previously reported	9.06	8.02
Adjustments	(0.80)	(1.10)
Basic and diluted Earning per Share as restated	Rs. 8.26	Rs. 6.92

The following table presents in greater detail the impact of the restatement adjustments on MTNL’s previously reported shareholders’ equity as at March 31, 2002, 2003 and 2004:

                                                  (Rs. in millions except per share data)
	As of March 31,
	2002	2003	2004
Shareholder’s equity as previously reported	Rs. 76,109	Rs. 78,981	Rs. 80,834
Adjustments:
Income Taxes on property and equipment	2,787	2,869	2,801
Income Taxes on capital lease obligation	854	879	858
Income Taxes on reconciliation between income tax computation and actual tax return filed with the tax authorities	844	1,030	1,148
Income Taxes on deferred revenue and certain provisions	772	795	776
Leave encashment liability	280	209	(235)
Pension liability	(801)	(2,039)	(2,667)
Tax effect of adjustment for employee benefits	186	673	1,042
Shareholder’s equity as restated	Rs. 81,031	Rs. 83,397	Rs. 84,557

   The following table presents the impact of the restatement adjustments on balance sheet line items as of March 31, 2003 and 2004:

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

                                                  (Rs. in millions except per share data)
	As of March 31,
Balance sheet data	2003		2004
	As previously reported	As restated	As previously reported	As restated
Deferred tax asset - current	Rs.3,675	Rs.4,964	Rs.5,325	Rs.6,430
Other receivables	3,313	3,111	3,999	4,067
Deferred tax liability - non current	14,801	9,642	13,822	8,370
Accrued employee cost	Rs.10,957	Rs.12,787	Rs.20,404	Rs.23,306

4.	RELATIONSHIP BETWEEN DOT/BSNL/VSNL AND THE COMPANY (Also refer note 19)

The relationships between the Department of Telecommunication (“DOT”) / Bharat Sanchar Nigam Limited (“BSNL”) / Videsh Sanchar Nigam Limited (“VSNL”) and MTNL are as follows:

(a)
MTNL is a subsidiary of the Government of India which owns 56.25% of MTNL through DOT.DOT is a department of the Government of India. BSNL is a fellow subsidiary of MTNL as the Government, acting through the DOT, holds 100% of the issued share capital of BSNL VSNL is an equity investee of the Government of India.

(b)
DOT has granted licenses to MTNL to operate fixed line, cellular and internet services. The licenses for fixed line, cellular and internet services are valid until March 31, 2013, October 9, 2017 and September 7, 2017 respectively. DOT retains the right to revoke the license after giving one month's notice to MTNL.

(c)
In October 1999, the DOT which had performed the role of both licensor and policy maker for the Ministry of Communication and operated as India’s domestic long distance service provider and fixed-line service provider (except for the areas of Delhi and Mumbai), was split into two departments. DOT/ Telecom Commission, or DOT, now performs the role of licensor and policy maker. The Department of Telecom Services, or DTS, functioned as the Government of India's local and long distance network service provider till September 30, 2000. On October 1, 2000, DTS was incorporated as BSNL and carries out the functions of DTS including the determination of the networking charges payable for access to its network.

(d)
Until March 31, 2001, BSNL was the sole service provider for carriage of NLD (National Long Distance) calls. Further it was also carrying ILD calls up to the gateway provided by VSNL, India’s former government-controlled international long distance carrier. However, carriage of NLD and ILD (International Long Distance) calls has been opened to other operators with effect from April 1, 2001 and April 1, 2002 respectively. Though MTNL continues to use BSNL network for the carriage of NLD calls, it has entered into arrangements with other ILD operators as well for carriage of ILD calls with effect from April 1, 2002. However, international calls continue to be passed from MTNL’s network to international gateways operated by VSNL. MTNL pays the negotiated per minute charge to VSNL for carriage and termination of international calls which varies depending on the country of destination.

The following table gives details in respect of the Company’s revenues and (expenses) with the above mentioned related parties:

	For the years ended March 31,
	2003	2004	2005	2005
	(Millions of Rupees)			(Millions of US $) Unaudited
VSNL - Expenses for carriage of ILD calls originating on MTNL’s network	(2,002)	(1,206)	(684)	(16)
VSNL - Revenues for ILD calls terminating on MTNL’s network	1,677	1,015	516	12
DOT - License fees and spectrum charges (Refer note 5)	(6,100)	(9,978)	(4,974)	(114)
BSNL - Networking charges for NLD calls (Refer note 5)	(7,023)	(6,922)	(3,627)	(83)
BSNL - Revenues for interconnect usage charges as per TRAI Regulation	-	6,236	1,471	34

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

5.	LICENSE FEES AND NETWORK CHARGES

On April 9, 2001, the DOT communicated that the annual license fee will be revised and shall be payable at 12% of Adjusted Gross Revenue (“AGR”) for Basic Telephone Service effective from August 1, 1999, (as against Rs. 900 per direct exchange line under the earlier arrangement). Twelve percent was the rate applicable to private operators. On September 5, 2001, the DOT, amended its position and informed MTNL that the date from which the revised license fees will be payable will be notified later. The DOT also informed the Company that the network charges payable to BSNL will also be revised, and the license fee and network charges would be reviewed with effect from the same date.

Accordingly, license fee and networking charges on revised basis were not to be paid till the DOT communicated the effective date for such revision. The earlier license fee and networking arrangement expired on March 31, 2000 and March 31, 2001 respectively. No agreement has been entered for payment of license fee and networking charges for the fiscal years ended March 31, 2002, 2003 and 2004. In the absence of any agreement, license fee and networking charges for these years have been accrued on the same basis as applicable to that of private operators. In the fiscal 2001, the Company paid license fee based on the earlier arrangement.

Subsequent to the March 31, 2004, a meeting was held between DOT, BSNL and MTNL to resolve the ambiguity with respect to license fee and networking charges. The parties agreed that the license fees were payable at 12% of AGR and networking charges as per TRAI regulations with effect from August 1, 1999. Also, the revenue sharing percentages earlier agreed to between MTNL and BSNL, other than those governed by TRAI regulations, were revised with retrospective effect. This had resulted in an incremental charge of Rs. 3,520 million on account of license fee and a benefit of Rs 1,515 million on account of networking charges for periods upto March 31, 2003, which have been accounted for as of March 31, 2004.

6.	CASH AND CASH EQUIVALENTS

The cost and fair values for cash and cash equivalents are as follows:

	As of March 31,
	2004	2005	2005
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Cash and bank balances	2,291	1,918	44
Cash equivalents	7,600	5,643	129
Cash and cash equivalents	9,891	7,561	173

7.	PROPERTY AND EQUIPMENT

	As of March 31,
	2004	2005	2005
	(Millions of Rupees)		(Millions of US $) Unaudited
Land and buildings	11,490	12,687	291
Cable and related equipment	70,143	71,752	1,645
Exchanges and related equipment	58,598	62,126	1,424
Other fixed assets	4,566	5,296	121
Capital work in progress	4,313	6,024	138
	149,110	157,885	3,619
Accumulated depreciation	(69,446)	(75,516)	(1,731)
Property and equipment, net	79,664	82,369	1,888

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to MTNL by an order of the Government of India (the "Government") and a deed of sale was executed by the Government in favor of MTNL representing an irrevocable transfer. Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal, duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the DOT, transferred by the Government to MTNL has been executed but has not been registered with the appropriate municipal authorities. The formal transfer deed and physical delivery of possession of the DOT's non-real estate assets has resulted in the transfer of such non-real estate assets of the DOT to MTNL in Delhi and Mumbai.

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate. MTNL has not paid stamp duty in respect of any of the acquired or leased properties. Accordingly, MTNL may be liable for stamp duty and penalties thereon if a deed is registered by MTNL in the future (other than with respect to the DOT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by MTNL from the Government as at March 30, 1987 are to be borne by the Government. The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable MTNL to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, MTNL cannot sell its properties without payment of stamp duties and registering the properties in its name. In preparing these consolidated financial statements, MTNL has capitalized provision for stamp duty based on its best estimate amounting to Rs. 614 million and Rs. 703 million as of March 31, 2004 and 2005 respectively. MTNL does not intend to sell any of these properties. In terms of its Articles of Association MTNL has to obtain prior approval of the President of India in respect of sale or disposal of any land or building costing more than Rs.1 million.

8.	INVESTMENTS IN HELD TO MATURITY SECURITIES

Investments of MTNL consist of held-to-maturity securities (“HTM”).

	As of March 31,
	2004	2005	2005
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Held-to-maturity securities
8.75% Redeemable Cumulative Preference Shares of ITI Limited	1,000	1,000	23
11.5% Bonds of Maharashtra Krishna Valley Development Corporation	2,500	2,500	57
Investments - Non-current	3,500	3,500	80

8.75% Redeemable Cumulative Preference Shares of ITI Limited

On February 14, 2003, MTNL invested Rs. 1,000 million in 8.75% cumulative preference shares of ITI Limited (“ITI”) on a private placement basis. ITI is a government Company in the telecommunication equipment and distribution business. ITI also supplies exchanges and cables to MTNL. These preference shares are redeemable in five equal annual installments commencing from March 30, 2005.

The share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to MTNL endorsing the investment and also provides MTNL a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI.

As of September 30, 2005, ITI has not redeemed the first tranche amounting to Rs. 200 million as per the repayment schedule. ITI has requested MTNL for an extension on the redemption dates. However MTNL has not accepted ITI’s request and making reference to the DOT’s Comfort letter, has written to DOT to pay its dues.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

11.5% Bonds issued by Maharashtra Krishna Valley Development Corporation

MTNL has also invested Rs. 2,500 million in bonds issued by Maharashtra Krishna Valley Development Corporation (“MKVDC”), a wholly owned subsidiary of Government of Maharashtra. MKVDC allotted these bonds to MTNL on May 31, 2002. The bonds have a coupon rate of 11.5% per annum and are redeemable at the end of the 10th year from the date of allotment. The repayment of these bonds is guaranteed by the Government of Mahrashtra.

MTNL records an investment impairment charge when management believes an investment has experienced a decline in value that is judged to be other than temporary. MTNL monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, management believes that there is no impairment of investments as of March 31, 2005

9.	INVESTMENT IN EQUITY AFFILIATE

On July 21, 2001 MTNL, in consortium with Telecommunications Consultants India Limited, VSNL and Nepal Venture Private Limited entered into a joint venture agreement to form United Telecom Limited (UTL). UTL was formed to provide wireless in local loop (“WLL”) services in Nepal. As at March 31, 2003, MTNL had invested Rs. 200 million in UTL in proportion to its 26.7% holding. In 2004, MTNL further invested Rs. 33 million in UTL in proportion to its 26.7% holding MTNL’s equity in losses of the affiliate amounted to Rs. 4 million, Rs. 4 million, Rs. 20 million and Rs. 67 million for the years ended March 31,2002, 2003, 2004 and 2005 respectively. The carrying value of investment in UTL is Rs. 205 million and Rs. 138 million as of March 31, 2004 and 2005 respectively.

10.	INVENTORIES

Inventories are comprised of the following:

	As of March 31,
	2004	2005	2005
	(Millions of Rupees)		(Millions of US $) Unaudited
Cables	445	1,060	25
Exchange equipment	578	495	11
Telephone and telex instruments	128	492	11
Others	214	177	4
Less: allowance for slow moving / obsolete stock	(374)	(358)	(8)
Inventories, net	991	1,866	43

Activity in allowance for slow moving / obsolete stock is as follows:

	Years ended March 31,
	2003	2004	2005	2005
	(Millions of Rupees)			(Millions of US $) Unaudited

Balance at beginning of year	369	353	374	9
Charged to expense	22	48	159	3
Less: amounts written off	(38)	(27)	(175)	(4)
Balance at end of year	353	374	358	8

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

11.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL DEBTS

Accounts receivable are stated net of allowance for doubtful debts. Accounts receivable are not collateralized. The allowance for doubtful debts is determined principally on the basis of past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

The activity in allowance for uncollectible accounts is given below:

	For the years ended March 31,
	2003	2004	2005	2005
	(Millions of Rupees)			(Millions of US $) Unaudited

Balance at beginning of year	6,493	6,144	8,561	196
Charged to expense	2,074	2,425	1,137	26
Less: amounts written off	(2,423)	(8)	(2,904)	(67)
Balance at end of year	6,144	8,561	6,794	155

12.	RESTRICTED ASSETS

Restricted assets include the amount paid to income tax authorities under protest (refer note 22).

13.	OTHER RECEIVABLES

Other receivables consist of the following:

	As of March 31,
	2004	2005	2005
	(Millions of Rupees)		(Millions of US $) Unaudited

Loans to employees	2,765	2,654	61
Advance tax (refer note below)	2,074	1,698	39
Accrued interest	609	843	19
Others	1,178	1,362	31
	6,626	6,557	150
Less: Other assets, non-current	(2,559)	(2,505)	(57)
Other receivables, current	4,067	4,052	93

Advance tax balance is net of income tax liability amounting to Rs. 41,117 million and Rs. 42,892 million as of March 31, 2004 and 2005. Other assets includes the non current portion of loans given to employees and capital lease recievable.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2004	2005	2005
	(Millions of Rupees)		(Millions of US $) Unaudited
Interest accrual	135	133	3
General provident fund contribution, net	8,072	10,330	237
Deferred income	1,982	3,251	75
Advances from customers and others	521	778	18
Customers deposits	3,006	2,584	59
Accrued employee cost	1,858	1,950	45
Other payables and accruals	3,480	3,839	88
Accrued expenses and other current liabilities	19,054	22,865	525

The General Provident Fund balance represents amounts contributed by employees (who have opted for the Government pension rules), net of loans taken. Prior to the absorption in the year 2000, this fund was being maintained by DOT. MTNL has raised claims amounting to Rs. 6,426 million on DOT upto March 31, 2005 in respect of employee contributions together with the interest accrued . These have been included in Dues from related parties as disclosed in Note 19.

Subsequent to absorption, in the absence of any rules available for deposit of such contribution the amounts have been retained by MTNL. The outstanding balance of the fund, including claims raised on DOT, net of loans given to employees have been classified as part of Accrued expenses and other current liabilities as the amount will be deposited in a separate trust or with DOT as per pending notification from the Government. This amount is not restricted and may be used to fund the activities of MTNL till the time it is transferred to the trust or DOT.

15.	INTEREST AND OTHER INCOME, NET

Interest and other income, net consist of the following:

	For the years ended March 31,
	2003	2004	2005	2005
	(Millions of Rupees)			(Millions of US $) Unaudited
Interest from investment in MKVDC	239	239	239	6
Interest payable on DOT funding	(2,389)	-	-	-
Interest recoverable from VSNL	2,389	-	-	-
Interest on loans to employees	117	134	182	4
Interest on advances and others	10	41	715	16
Interest paid on customers deposit	(45)	(36)	(28)	(1)
Interest paid on General provident fund	(283)	(310)	(330)	(8)
Other income	629	324	551	13
Interest and other income, net	667	392	1,329	30

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

16.	EXCESS LIABILITIES WRITTEN BACK

The excess liabilities written back includes accruals being reversed to income and relates to unmatched excess cash received in respect of debtors (which, as per The Limitation Act, after a period of three years become time barred and become property of the Company), amounting to Rs. nil million, Rs.322 million and Rs. 297 million for the years ended March 31, 2003, 2004 and 2005 respectively. This line item also includes other time barred liabilities outstanding for more than 3 years amounting to Rs. 57 million, Rs.479 million, and Rs. 630 million for the years ended March 31, 2003, 2004 and 2005 respectively, and other provisions (including for unpaid bonuses) no longer required which have been written back amounting to Rs. 199 million, Rs.329 million and Rs. 364 million for the years ended March 31, 2003, 2004 and 2005 respectively.

17.	INCOME TAXES

Total income tax expense is attributable to income from continuing operations and consists of the following:

	Year ended March 31,
	2003 (Restated - Note 3)	2004 (Restated - Note 3)	2005	2005
	(Millions of Rupees)			(Millions of US $) Unaudited
Current tax	3,992	5,309	3,400	78
Deferred tax	(41)	(2,739)	(1,276)	(29)
Aggregate Taxes	3,951	2,570	2,124	49

A reconciliation of the income tax expense to the amount computed by applying the statutory Indian income tax rate to income before income tax expense is summarized below:

	For the years ended March 31,
	2003 (Restated - Note 3)	2004 (Restated - Note 3)	2005	2005
	(Millions of Rupees)			(Millions of US $) Unaudited
Income before taxes and share from affiliates	9,156	6,948	5,597	128
Average enacted tax rate in India	36.75%	35.88%	36.59%	36.59%
Computed tax expense	3,365	2,493	2,048	47
Effect of tax assessed for earlier years	391	61	-	-
Effect of change in tax rates	136	(111)	39	1
Permanent differences	59	127	37	1
Income taxes recognized in the statement of income	3,951	2,570	2,124	49

Permanent differences represent certain expenses, which are not allowed as deductible expenses under the Indian Income Tax Act, 1961.

As per section 80IA of the Indian Income Tax Act, 1961 a Company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. As per the tax holiday, 100% of the profits derived from such services are exempt from tax in the first 5 years, and 30% of such profits are exempt from tax for the next 5 years.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

MTNL on the basis of advice from its legal counsel, has claimed such benefit for the financial years ended March 31, 2003, 2004 and 2005. The Company’s claim has been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The committee has referred the case to the Tax appellate authorities for reconsideration. The benefit claimed by MTNL in the above years may ultimately not be allowed by the tax authorities and hence, the provision for current tax in these consolidated financial statements has been accounted on the basis of normal tax rates.

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	As of March 31,
	2004 (Restated - Note 3)	2005	2005
	(Millions of Rupees)		(Millions of US $) Unaudited
Deferred tax assets:
Allowances for bad and doubtful debts	Rs. 3,140	Rs. 3,033	$ 70
Post retirement benefits	4,034	5,901	135
Others	3,290	3,772	86
Total deferred tax assets	10,464	12,706	291
Deferred tax liabilities:
Excess of tax allowance over depreciation	(11,156)	(12,008)	(275)
Interest capitalized	(1,248)	(1,362)	(31)
Total deferred tax liabilities	(12,404)	(13,370)	(306)
Net deferred tax asset / (liability)	Rs. (1,940)	Rs. (664)	$ (15)

Net deferred tax liabilities included in the consolidated balance sheets are as follows:

	As of March 31,
	2004 (Restated - Note 3)	2005	2005
	(Millions of Rupees)		(Millions of US $) Unaudited
Current:
Deferred tax assets	Rs. 6,430	Rs. 6,805	$ 156
Non-current :
Deferred tax assets	4,034	5,901	135
Deferred tax liabilities	(12,404)	(13,370)	(306)
Total non current	(8,370)	(7,469)	(171)
Net deferred tax asset / (liability)	Rs. (1,940)	Rs. (664)	$ (15)

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

18.	RETIREMENT BENEFITS

  (a)    Employees seconded from DOT

MTNL’s employees who are seconded from DOT are entitled to pension, gratuity benefits and leave encashment from the Government. MTNL makes contributions to the DOT to fund the liability in respect of these employees in accordance with the rates prescribed by the Government. MTNL’s contributions are charged to income in the period they are incurred. The amount for pension, gratuity and leave encashment recognized for such employees in the consolidated statements of income are as follows:

	For the years ended March 31,
	2003	2004	2005	2005
	(Millions of Rupees)			(Millions of US $) Unaudited

Pension (including gratuity)	157	113	25	1
Leave encashment	60	55	13	-
	217	168	38	1

  (b)    Employees of MTNL

    i.  Pension, Gratuity and Medical benefits

The pension and gratuity to the non-executive employees of MTNL are defined benefit plans, the cost and liability, for which are based on an actuarial valuation. Further MTNL introduced a ‘MTNL retired employees medical facility scheme’ for employees with effect from January 1, 2002. The scheme was initially introduced for a period of 12 weeks and was subsequently extended till such time a new medical scheme was introduced. The medical benefit scheme for its retired employees is a defined benefit plan, the cost and liability for which is based on an actuarial valuation.

ii.  Absorption of Executive empoyees

The Company had given an option to its executive employees (B category) for absorption with MTNL with effect from October 1, 2000, at a revised pay scale that is higher than the existing pay scale. The offer for absorption provided that in addition to getting post retirement benefits like gratuity and leave encashment, the employees would have to opt for pension based on the government rules.

During the year ended March 31, 2003, pending finalization of the terms of absorption, MTNL had accrued an additional charge up to that date based on an actuarial determination of the incremental liability amounting to Rs. 1,329 million on account of revised pay scales and related retirement costs for executive employees who exercised the option of absorption.

During the year ended March 31, 2004, majority of employees had opted for absorption with MTNL. MTNL determined the incremental liability on account of revised pay scales and related retirement cost based on an actuarial valuation. MTNL has raised claims on DOT amounting to Rs. 2,784 million for the period upto the October 1, 2000,which represent amounts recoverable towards retirement benefits calculated at the rates prescribed by DOT for its employees on secondment. These have been included in Dues from related parties as disclosed in Note 19.

During the year ended March 31, 2005, an additional 1,108 executive employees opted for absorption with MTNL. MTNL has determined the incremental liability on account of revised pay scales and related retirement cost based on an actuarial valuation. In respect of these employees, MTNL has raised claims on DOT amounting to Rs. 541 million for the period upto the October 1, 2000,which represent amounts recoverable towards retirement benefits calculated at the rates prescribed by DOT for its employees on secondment. These have been included in Dues from related parties as disclosed in Note 19.

The excess pensionary benefits accounted in the current year on account of absorption of B category employees, as pension and gratuity cost has been disclosed separately in Note 18 (b) (iii) below.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

    iii.  The following tables sets forth the status of the pension, gratuity plan and medical benefits. The measurement date used is March 31, of the relevant fiscal year.

The Pension Plan

	As of March 31,
	2004 (Restated - Note 3)	2005	2005
	(Millions of Rupees)		(Millions of US $) Unaudited
Accumulated benefit obligation	11,588	15,355	352
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year	9,670	15,080	346
Service cost	786	878	20
Interest cost	1,147	1,384	32
Actuarial (gain) or loss	1,023	1,900	44
(Gain)/ Loss on curtailment	-	236	5
Actuarial obligation assumed on account of absorption	2,719	841	19
Benefits paid	(265)	(454)	(10)
Projected Benefit obligation at the end of the year	15,080	19,865	456
Changes in plan asset	-	-	-
Unfunded status	(15,080)	(19,865)	(456)
Accrued provision for pension	(15,080)	(19,865)	(456)

	For the years ended March 31,
	2003 (Restated - Note 3)	2004 (Restated - Note 3)	2005	2005
	(Millions of Rupees)			(Millions of US $) Unaudited
The components of net pension costs are reflected below:
Current service cost	715	786	879	20
Actuarial obligation assumed on account of absorption	719	551	426	10
Interest cost	676	1,147	1,384	32
(Gain)/ Loss on curtailment	-	-	236	5
Actuarial (gain) or loss	1,224	1,023	1,900	44
Net periodic pension cost	3,334	3,507	4,825	111

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

Cash Flows

    The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Millions of Rupees)	(Millions of US $) Unaudited
2006	450	10
2007	517	12
2008	909	21
2009	742	17
2010	865	20
2011 - 2015	6,892	158

The Gratuity Plan

	As of March 31,
	2004	2005	2005
	(Millions of Rupees)		(Millions of US $) Unaudited
Accumulated benefit obligation	3,124	3,510	80
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year	2,876	4,175	96
Service cost	289	296	7
Interest cost	319	349	8
Actuarial (gain) or loss	92	96	2
Curtailment ( Gain)/ Loss		40	1
Actuarial obligation assumed on account of absorption	739	174	4
Benefits paid	(140)	(277)	(6)
Projected Benefit obligation at the end of the year	4,175	4,853	112
Changes in plan asset
Fair value of the plan assets at the beginning of the Year	1,855	645	15
Actual return on plan assets	106	173	4
Employer contributions	-	2,264	52
Refund from trust	(1,316)	-
Plan assets at the end of the year	645	3,082	71

Unfunded status	(3,530)	(1,771)	(41)
Accrued provision for gratuity	(3,530)	(1,771)	(41)

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

	For the years ended March 31,
	2003	2004	2005	2005
	(Millions of Rupees)			(Millions of US $) Unaudited
The components of net gratuity costs are reflected below:
Current service cost	280	289	296	7
Actuarial obligation assumed on Account of absorption	-	122	46	1
Interest cost	215	213	175	4
Actuarial (gain) or loss	120	92	96	2
Curtailment (Gain)/ Loss	-	-	40	1
Net periodic gratuity cost	615	716	653	15

Cash Flows

The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Millions of Rupees)	(Millions of US $) Unaudited
2006	258	6
2007	266	6
2008	571	13
2009	303	7
2010	357	8
2011 - 2015	2750	63

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

The Medical Plan

	As of March 31,
	2004	2005	2005
	(Millions of Rupees)		(Millions of US $) Unaudited
Accumulated benefit obligation	7,603	9,109	208
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year	5,606	7,603	174
Prior service cost	664	160	4
Service cost	289	423	10
Interest cost	575	668	15
Actuarial (gain) or loss	472	261	6
Benefits paid	(3)	(6)	-
Projected Benefit obligation at the end of the year	7,603	9,109	209
Changes in plan asset	-
Unfunded status	(7,603)	(9,109)	(209)
Unrecognised prior service cost	4,722	4,475	102
Accrued provision for medical benefits	(2,881)	(4,634)	(107)

	For the years ended March 31,
	2003	2004	2005	2005
	(Millions of Rupees)			(Millions of US $) Unaudited
The components of net medical costs are reflected below:
Current Service cost	281	289	423	10
Interest cost	451	575	668	15
Actuarial (gain) or loss	-	472	261	6
Actuarial obligation assumed on account of absorption	92	-	-	-
Amortization of prior service cost	644	394	407	9
Net periodic medical benefit	1,468	1,730	1,759	40

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

Cash Flows

    The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Millions of Rupees)	(Millions of US $) Unaudited
2006	20	-
2007	28	-
2008	51	1
2009	65	1
2010	82	2
2011 - 2015	782	17

    The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

    The following table provides the assumed health care cost trend rates for postretirement benefit plans:

	As of March 31,
	2003	2004	2005
Health care cost trend rate assumed throughout	10%	10%	10%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point increase or decrease in the assumed health care cost trend rates would have the following effects:

	2004		2005
	(Millions of Rupees)		(Millions of Rupees)
	1 %Point Increase	1 %Point Decrease	1 %Point Increase	1 %Point Decrease
Effect on total of service and interest cost	306	(229)	338	(240)
Effect on accumulated postretirement benefit obligation	2,433	(1,825)	2,824	(2,004)

iv.  Leave Pay Obligation

Leave pay expenses amounted to Rs. 315 million, Rs. 881 million and Rs. 551 million for the years ended March 31, 2003, 2004 and 2005 respectively. Accrued employee cost include Rs. 1,815 million and Rs. 2,267 million leave pay obligation of MTNL as of March 31, 2004 and 2005 respectively.

The weighted average actuarial assumptions used to determine benefit obligations and net periodic benefit cost were:

	2003	2004	2005
Discount rate	8.75%	8.35%	8.00%
Future salary increases	5%	5%	5%
Future pension increases	5%	5%	5%
Rate of return on plan assets	8.75%	8.35%	7.50%
Rate of hospitality incidence (% of mortality rate)	150%	150%	150%
Average hospitalization period per year	10 days	10 days	10 days
Average expenses per hospitalization	Rs. 50,000	Rs. 50,000	Rs. 50,000

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

v.  Provident fund

Provident fund, a defined contribution plan, is being administered through trustees and MTNL’s contributions are expensed each year. MTNL has recognized Rs. 171 million, Rs.191 million and Rs.203 million for the years ended March 31, 2003, 2004 and 2005 respectively in the consolidated statements of income.

vi.  Voluntary Retirement Scheme

During the year ended March 31, 2005, MTNL implemented a Voluntary Retirement Scheme for certain eligible employees. Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time (all prior to March 31, 2005). The scheme provided for ex-gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment.

MTNL’s obligation amounted to Rs. 1,381 million for the year ended March 31, 2005. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs. 40 million and Rs. 236 million respectively for the year ended March 31, 2005.

19.	RELATED PARTY TRANSACTIONS

MTNL is a Government Company under the Indian Companies Act. MTNL is listed on the major stock exchanges in India and the New York Stock Exchange. As of March 31, 2005, the Government owned 56.25% of the issued share capital of MTNL, with the remaining balance owned by private investors’. Consequently, the Government, acting through the DOT, continues to control MTNL and will have the power to elect all of its Directors to determine the outcome of most actions requiring approval of the Board of Directors or Shareholders, including proposed expansions of MTNL's business (including into areas in which MTNL may compete with BSNL), transactions with the DOT or the assertion of claims against the DOT.

In addition, under MTNL's Articles of Association, the President of India, on behalf of the Government, may issue directives with respect to the conduct of the business and affairs of MTNL, and certain matters with respect to its business including the appointment and remuneration of the Company's Chairman cum Managing Director and the declaration of dividends. MTNL may not take action in respect of any matter reserved for the President of India without his approval. BSNL is a fellow subsidiary of MTNL as the Government, acting through the DOT, holds 100% of the issued share capital of BSNL. DOT is a department of the Government of India. VSNL is an equity investee of the Government of India.

As noted in Note 9, MTNL has a 26.7% holding in United Telecom Limited (UTL).

Note 4 describes the relationship between DOT/BSNL/VSNL and the Company as well as transactions with these parties. Amounts due to and from the DOT/BSNL are disclosed separately under current payables and receivables respectively.

The Company provides and receives services to/from other Governmental departments and other public sector organizations on normal commercial terms.

The balances receivable from and payable to related parties other than employees are summarized as follows:

	As of March 31,
	2004		2005
	Receivables	Payables	Receivables	Payables
	(Millions of rupees)

DOT	16,420	5,542	18,792	4,831
BSNL	6,422	5,797	8,250	5,763
VSNL	746	745	747	745
Total	23,588	12,084	27,789	11,339
Million of US $ Unaudited	541	277	637	260

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

20.	EQUITY SHARES

The Company has only one class of capital stock referred to herein as equity shares. Par value of each equity share outstanding as of March 31, 2004 and 2005 is Rs.10.

Voting

Each holder of equity shares is entitled to one vote per share.

Dividends

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declare interim dividends without the need for shareholders’ approval. Dividends payable to equity shareholders are based on the net income available for distribution as reported in MTNL’s unconsolidated financial statements prepared in accordance with Indian GAAP. Dividends are declared and paid in Indian rupees. Net income in accordance with US GAAP may, in certain years, either not be fully available or be additionally available for distribution to equity shareholders.

Under Indian GAAP the accumulated retained earnings available for distribution to equity shareholders, subject to certain restrictions was Rs.69,556 million, Rs.76,525 million and Rs.81,977 million as of March 31, 2003, 2004 and 2005 respectively.

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

Liquidation

In the event of liquidation of the Company, the holders of equity shares shall be entitled to receive all of the remaining assets of the Company in proportion to the number of equity shares held, after distribution of all preferential amounts, if any.

Stock options

MTNL has not granted any stock options to any of its employees or to others.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

21.	FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

Credit risk

Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2004 and 2005, there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements. To reduce credit risk, MTNL performs ongoing credit evaluation of customers. As of March 31, 2004 and 2005, BSNL and DOT accounted for more than 10% of total receivables, which has been reflected in Note 19.

The risk in relation to investment in ITI Limited is offset by clause relating to MTNL’s entitlement to set off the amounts receivable in respect of principal outstanding from the dues payable to ITI Limited. The clause is built into the share purchase agreement.

The credit risk for the investment in bonds issued by MKVDC is minimized due to the payment mechanism envisaged in the prospectus, which states that any shortfall is to be met by the Maharashtra State Government that has undertaken to earmark an amount equal to interest and principal repayments out of its annual budget for the respective corporation. In the event of such amount not being transferred the trustees would be entitled to invoke the guarantee given by the state government.

Fair value

The fair value of MTNL’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2005 is Rs. 3,842 million as compared to their carrying amount of Rs. 3,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2005 is Rs.2,541 million as compared to their carrying amount of Rs. 2,654 million.

Due to the uncertainties attached to the timing of ultimate realization of restricted assets, it is not practicable to determine their fair values.

22.	CONTIGENCIES AND COMMITMENTS

i.   CAPITAL COMMITMENTS

Contractual commitments for capital expenditure pending execution were Rs. 6,483 million and Rs. 2,177 million as of March 31, 2004 and 2005 respectively. Contractual commitments for capital expenditures are relating to purchase property and equipment.

ii.  GUARANTEES

MTNL has outstanding financial/performance bank guarantees of Rs. 228 million and Rs. 459 million as of March 31, 2004 and 2005 respectively. The bank guarantees are essentially provided to the Government of India for financial and performance roll out obligations as prescribed in respective license agreements.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

iii.   CONTINGENT LIABILITIES

MTNL is involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business. MTNL periodically assess its liabilities and contingencies in connection with these matters based upon the latest information available. For those matters where it is probable that MTNL could have incurred a loss and the loss or range of loss can be reasonably estimated, the Company has recorded reserves in its consolidated financial statements. In other instances, MTNL is unable to make a reasonable estimate of any liability because of the uncertainties related to both the probable outcome and amount or range of loss. As additional information becomes available, MTNL adjusts its assessment and estimates of such liabilities accordingly.

Based on review of the latest information available, management believes that the ultimate liability in connection with pending tax and legal proceedings, claims and litigation will not have a material effect on the Company’s results of operations, cash flows or financial position, with the possible exception of the matters described below.

(a)	Sales tax

The Company has received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges. The Company has received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs. 3,200 million in sales tax for fiscal 1989-2000. Further MTNL has also received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon the Company. The amount at issue in Delhi is significantly less.

The department made these demands based on a recent case involving the Uttar Pradesh Trade Tax Department (UPTTD) and the DOT, wherein the Supreme Court of India ruled that a telephone connection along with a telephone set provided by a company rendering basic services amounts to a "transfer of right to use the telephone system" and the rentals collected by DOT towards this right to use should suffer sales tax. Subsequent to the passing of this order, both the cellular and basic operators filed a petition before the Supreme Court under Article 32 of the Constitution in respect of the above. The Hon’ble Supreme Court admitted the Petitions, inspite of its own judgment, and vide orders dated September 25, 2003 referred the matter to a larger bench for determination of dispute on merits and further directed that in future there shall be no coercion for recovery of any dues. The Hon’ble Supreme Court further directed that the operators should file statutory appeals against the assessment orders for assessments already completed as on September 25, 2003. Following the Supreme Court order in the UPTTD case the sales tax departments across the country, have raised demands on basic and cellular mobile operators

MTNL has challenged the demands raised before the respective high courts and the Company has been granted interim stays against enforcement of the demands. However this stay order is subject to the outcome of the Supreme Court judgment on the issue. Any proceeding initiated now shall be subject to the interim directions passed by the Hon’ble Supreme Court as stated above. Based on opinion received from legal counsel, management believes that an adverse outcome in respect of the above is not probable, however if we were required to pay sales tax in respect of certain historical revenues, including telephone rentals, such payments could have a material adverse effect upon the Company’s results of operations, financial condition and cash flow. At this time, we cannot estimate potential aggregate actual liability associated with sales tax

(b)	Income taxes

i.
The Central Income Tax Authority of India (“CIT”) has disallowed the license fee paid by the Company to DOT for the years ended March 31, 1994 till March 31, 2004 as a tax deductible expense and has raised a demand for payment of taxes on increased taxable income relating to such expenses. The amounts demanded, including interest on account of such disallowance, for the years ended March 31, 1994 to March 31, 1996, March 31, 1998 to March 31, 2001 and March 31, 2002 to March 31, 2004 are Rs. 15,988 million. As part of the appeals process the Company has paid deposits under protest, amounting to Rs. 11,877 million and Rs. 13,427 million as of March 31, 2004 and 2005 These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets. Penalty proceedings have also been initiated against the Company for the years ended March 31, 1997 to March 31, 2003. In December 2000, the appellate authority upheld the Company’s appeal and cancelled the penalty for the year ended March 31, 1996. However, the penalty proceedings for the year ended March 31, 1997 to March 31, 2003 have not yet been concluded.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

The Company has contested all these claims and believes that it has a valid defense to the disallowance of license fees paid to DOT as a tax-deductible expense. During the year ended March 31, 2005, the Company obtained favorable decisions from the Income Tax Appellate Tribunal (“ITAT”) with respect to the license fee disallowed for the assessment years 1997-98 and 2001-2002 and MTNL has received refunds for these two years on the basis of the decision of the ITAT. The said ITAT decisions have not yet been contested by the revenue authorities.

Further in respect of assessment years 1995-96, 1996-97 and 2001-2002, the Committee of Dispute (“COD”), on the recommendations of the Ministry of Law, decided not to give clearance to either the Central Board of Direct Taxes or the Company to file appeals in the Hon’able High Court of India, making the decision of the ITAT binding on both the parties. Subsequent to the COD’s decision, the Company has applied for refund claims with the Income Tax authorities for the assessment years 1995-96 and 1996-97.

Management believes that all claims will eventually be decided in favour of the Company and an adverse outcome in respect of the above is not probable. However, if the Company is ultimately unsuccessful in its defense it would be required to pay tax including interest amounting to Rs. 1,784 million in addition to Rs. 15,988 million. The Company has not accrued the tax charge on license fee in the financial statements. The Company will receive interest on deposits paid under protest to the tax authorities if the case is decided in their favor.

ii.
General Provident Fund is a scheme applicable to the Company’s employees who have opted for the Government Pension rules. In the absence of any rules available for deposit of such contribution the amounts have been retained by the Company pending notification from the Government.

The CIT has considered the contributions made by the employees towards the General Provident Fund for the year ended March 31, 2001 to 2004, as taxable income of the Company. The amount of additional income tax demanded together with interest amounted to Rs. 1,652 million as of March 31, 2005.

As a part of the appeals process the Company has deposited Rs.1,166 million and Rs. 1,306 million as of March 31, 2004 and 2005 respectively under protest to the tax authorities. These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets.

During the year ended March 31, 2005, the Company has set up an ‘MTNL GPF Trust’ and has applied to the Income Tax authorities for the recognition of the said Trust. The Company believes that the entire GPF contribution till date will be allowed on payment of the same to the Trust.

The Company believes that it has a valid defense against the addition of such contribution to their taxable income. Based on opinion received from legal counsel, management believes that an adverse outcome in respect of the above is not probable. However, if the Company is unsuccessful in its defense it would be required to pay tax including interest amounting to Rs.4,137 million on employee contributions retained from November 1, 1998 (the date of absorption of non executive employees) to March 31, 2005.

(c)	Disputes with BSNL

In accordance with the Inter Connect Usages Regulations, the Company has accounted for interconnection usage charges payable to BSNL amounting to Rs.6,924 million and Rs. 3,627 million for the years ended March 31, 2004 and 2005 respectively (also refer note 4). However BSNL has raised a bill for the interconnection charges for the calls originating from MTNL’s network and terminating/transiting at/from BSNL amounting to Rs.12,165 million and Rs. 8,030 million for the years ended March 31, 2004 and 2005 respectively. The Company’s contention is that the claim is not adequately supported by BSNL and hence not accepted by the Company.

In the absence of an interconnection agreement, MTNL had provided NLD/ILD access charges for the period ended March 31, 2002 at the rates lower than those demanded by BSNL . Subsequent to the year ended March 31, 2004, in a meeting held between DOT, BSNL and the Company the rates for NLD calls for the year ended March 31, 2002 were agreed and accordingly the Company has accounted additional liability of Rs. 233 million during the year ended March 31, 2004. The Company may be required to pay ILD access charges amounting to Rs. 195 million for the period April 1, 2001 to January 31, 2002 on the settlement of the dispute with BSNL in this regard.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

Subsequent to the year ended March 31, 2005, the DOT has constituted a three member committee comprising of Member (Production), Telecommunications, Member (Finance) , Telecommunications and Deputy Director General (Business Solution) to resolve the issues relating to networking charges. The Company is in the process of reconciling their claims with BSNL and may be required to pay an additional amount based on the final settlement; however such payments will not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows. Management believes that an adverse outcome in respect of the above is not probable

(d)	Others

i.
In 1998, M&N Publication made claims for Rs. 5,415 million against the Company. These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of business opportunities aggregating Rs. 2,000 million. The Company has made claims of Rs. 4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator. The Company believes that it has valid defenses to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

ii.
In the year 2004-2005, Alcatel brought claims aggregating to Rs. 108 million against the Company. These claims arise out of contract for supply of digital local telephone exchange equipment. These claims include claims for loss of reputation and loss of business opportunity aggregating to Rs. 20 million. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iii.
In the year 2004-2005, the Company has received claims aggregating to Rs. 279 million from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arise from the contract for PRM services which were started in the year 1999-2000. MTNL has not paid commission payable for these services to these providers as the amount was subsequently not recovered from the subscribers. The claims include Rs. 119 million towards loss of profit and wasteful expenditure incurred by the parties. The Company believes it has a valid defense against these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iv.
Additionally the Company is also involved in law suits and claims amounting to Rs. 596 million pending at various authorities which arise in the ordinary course of the business. Management believes that it has a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon the Company’s results of operations, financial condition and cash flow.

  iv.   DISPUTE WITH OTHER OPERATOR
During the year ended March 31, 2005, MTNL noticed that a very large number of calls were received from certain levels of another operator’s network. On further investigation/analysis, it came to the Company’s notice that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered by the other operator. MTNL raised a demand on the other operator based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004. The other operator has disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi. In the year ended March 31, 2005 during the course of the hearings, the honourable High Court directed the other operator to pay Rs. 2,368 million to MTNL. On October 4, 2005, the court has directed the other operator to pay further Rs. 530 million to MTNL. Management believes that it is remote that it will have to refund these amounts; however, pending the final resolution from a court of law these amounts have not been recognized as income.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

(e)	Summary of above litigations

The following table summarizes the potential exposure (excluding interest and penalty) of the Company of March 31, 2005 with respect to above stated pending litigations in the event the same is settled against the Company:

		As of March 31,
	Also refer note	2005	2005
		(Millions of Rupees)	(Millions of US $) Unaudited

Sales tax demanded on the Company’s revenue	22 (iii) (a)	Amount not ascertainable	Amount not ascertainable

Dispute relating to disallowance of license fee	22 (iii) (b) (i)	17,772	407

Additional income tax on disallowance of GPF retained by the Company	22 (iii) (b) (ii)	4,483	103

Disputes with BSNL	22 (iii) (c)	9,839	226

Arbitration dispute with M & N Publications	22 (iii) (d) (i)	5,415	124

Arbitration dispute with Alcatel	22 (iii) (d) (ii)	108	2

PRM services	22 (iii) (d) (iii)	279	6

Other lawsuits and claims	22 (iii) (d) (iv)	596	14

		38,492	882

23.	SEGMENTAL INFORMATION

The Chairman and Managing Director (CMD) of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131. The CODM of the Company determines its business segments based on the nature of services, the differing risks and returns and the organizational structure. These segments are basic (including CDMA) and cellular services.

Basic services segment consists of voice, data through local calls, domestic long distance and international long distance calls on fixed line services in the cities of Delhi and Mumbai in India. Further, it includes revenues from Code Division Multiple Access, or CDMA, based cellular services and internet access services.

Cellular consists of providing cellular services in cities of Delhi and Mumbai using Global System for Mobile communications, or GSM, technology. These services were launched in February 2001.

During the years ended March 31, 2004 and 2005, the Company has not considered cellular services to be a reportable segment since it does not meet the thresholds of significance. The Company’s business is conducted exclusively in India, which for reporting purposes is considered a single geographical area. During the year ended March 31, 2004, and March 31, 2005 no single customer has contributed for revenue in excess of 10% of total revenue.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

24.	SUBSEQUENT EVENTS

a)
The Board of Directors has recommended payment of final dividend at 25% on the paid up equity capital of Rs. 6,300 million on June 21, 2005. The Company would be required to pay dividend tax at the rate of 14.03% of the dividend distributed.

b)
During the year ended March 31, 2005 the Company had introduced another VRS scheme called MTNL Executive Retirement Scheme 2005. The employees were to exercise their option from June 1, 2005 to June 30, 2005. The Board of the Company reserved absolute authority in this matter and could refuse any applications received from the employees. The Company received approximately 800 applications however no decision has been taken and management has currently deferred acceptance of these applications. Management estimates that if all these applications were to be accepted, the cost to the Company would be Rs. 2,000 million approximately.

25.	SIGNIFICANT RISKS AND UNCERTAINTIES

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

b)
Most of the Company’s employees were on secondment from DOT. The non-executive employees were given the option to be absorbed in the Company with effect from November 1, 1998. Under the option for pensionary benefits, these employees could opt to retain pensionary benefits in accordance with the Central Government pension rules or in accordance with MTNL retirement rules which were applicable to its directly recruited employees, and opt to draw pro rata monthly pension till their absorption in MTNL. Accordingly with effect from November 1, 1998, the Company started accruing for pension and gratuity for these employees.

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

However the DOT vide their letter no. 40-29/2002 -Pen (T) on August 29, 2002 and September 4, 2002 has communicated that the pensionary benefits to the Government employees absorbed in MTNL and who have opted for either the Government Scheme of pension or for prorated pension scheme shall be paid by the Government. However, the terms of the settlement are yet to be finalized. In absence of details with regard to the basis required for determination of the amount payable by the company, no adjustment has been made in the cost of retirement benefits accrued in these financial statements for the above.

c)
The Company had given an option to its executive employees (B category) for absorption with the Company with effect from October 1, 2000, at a revised pay scale that is higher than the existing pay scale. The offer for absorption provided that in addition to getting post retirement benefits like gratuity and leave encashment, subsequent to absorption, the employees would have to opt for pension based on the government rules. Pending the finalization of the terms of absorption and actuarial determination of incremental liability, the Company, during the year ended March 31, 2003, had accrued an additional charge amounting to Rs. 1,329 million on account of revised pay scales and related retirement costs for executive employees who exercised the option of absorption with the Company up to that date.

d)
The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable MTNL to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, MTNL cannot sell its properties without payment of stamp duties and registering the properties in its name. (Also refer note 7).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mahanagar Telephone Nigam Limited

By	/s/ Anita Soni
Name:	Anita Soni
Title:	Director - Finance

Date: October 20, 2005

EXHIBIT INDEX

Number	Description of Exhibit
1.1	Memorandum and Articles of Association of the Registrant, as amended on January 31, 2002.*
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