Form 20-F
period 2006-03-31
MAHANAGAR TELEPHONE NIGAM LTD
filed 2006-10-02
CIK 1160262

As filed with the Securities and Exchange Commission on October 2, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

Commission file number 1-15252

Mahanagar Telephone Nigam Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

The Republic of India
(Jurisdiction of incorporation or organization)

12th Floor, Jeevan Bharati Tower-1
124 Connaught Circus
New Delhi 110 001
India
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two equity shares. Equity Shares (Not for trading, but only in connection with the registration of the American Depositary Shares)	New York Stock Exchange, Inc.
Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

630,000,000 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, or the Securities Act.

YES    ☐       NO    ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES    ☐         NO    ☒ .

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES    ☒         NO    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐   Item 18  ☒

Page

i

PRESENTATION OF FINANCIAL INFORMATION

The financial information in this report has been prepared in accordance with US GAAP with respect to our consolidated statements of operations, shareholders’ equity and cash flow for the fiscal years ended March 31, 2004, 2005 and 2006 and our balance sheets as of March 31, 2005 and 2006. Our fiscal year ends on March 31 of each year, so all references to a particular fiscal year are to the year ended March 31 of that year. The consolidated financial statements, including the notes to those financial statements, are set forth at the end of this report.

Although we have translated in this report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. All translations from rupees to dollars with respect to financial data as of March 31, 2006 are based on the noon buying rate in the City of New York for cable transfers in rupees on such date. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2006 was Rs.44.48 per US$1.00.

Information contained in our website, www.mtnl.net.in, is not part of this annual report.

Reference to “we,” “us,” “our,” “MTNL,” and the “Company” refer to Mahanagar Telephone Nigam Limited.

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

Our selected financial and operating data included in this report are presented in Indian rupees and are derived from our consolidated financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States of America (US GAAP) for the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006.

The selected statement of operations data and cash flow data for the three years ended March 31, 2006, and the selected balance sheet data as of March 31, 2005 and 2006 under US GAAP have been extracted or derived from our consolidated audited US GAAP financial statements which are included elsewhere in this report. The selected statement of operations data and cash flow data for the years ended March 31, 2002 and 2003, and the selected balance sheet data as of March 31, 2002, 2003 and 2004 under US GAAP are derived from our consolidated audited US GAAP financial statements not included in this report.

Consolidated financial statements for the year ended March 31, 2006 have been translated for convenience into US dollars (although we have translated certain rupee amounts in this report into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all). All translations from rupees to dollars with respect to financial data as of March 31, 2006 are based on the noon buying rate in the City of New York for cable transfers in rupees on such date. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2006 was Rs.44.48 per US$1.00.

Under US GAAP

			Fiscal Years Ended March 31,
	2002	2003	2004	2005	2006	2006
Statement of Income Data	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Revenues	Rs.58,735	Rs.55,251	Rs.61,084	Rs.50,156	Rs. 46,668	$1,049
Total costs and expense	(46,205)	(48,057)	(55,850)	(47,229)	(47,480)	1,068
Operating income	12,530	7,194	5,234	2,927	(812)	(18)
Other income / (expense), net	1,827	1,962	1,714	2,670	2,388	54
Income before income taxes	14,357	9,156	6,948	5,597	1,576	35
Income taxes	(5,457)	(3,951)	(2,570)	(2,124)	(437)	(10)
Equity in (losses) of affiliate	(4)	(4)	(20)	(67)	(73)	(2)
Net Income	Rs.8,896	Rs.5,201	Rs.4,358	Rs.3,406	Rs.1,066	$24
Weighted average equity shares outstanding	630	630	630	630	630
EPS - Basic & diluted	Rs.14.12	Rs.8.26	Rs.6.92	Rs.5.41	Rs.1.69	$0.04
Basic and diluted earnings per GDR/ADS	Rs.28.24	Rs.16.52	Rs.13.84	Rs.10.82	Rs.3.38	$0.08
Dividends paid per equity share	Rs.4.5	Rs.4.5	Rs.4.5	Rs.6.5	Rs.6.21	$0.14
Dividends paid per equity share	$0.09	$0.10	$0.10	$0.15	$0.14
Dividends paid per GDR/ADS	Rs.9.0	Rs.9.0	Rs.9.0	Rs.13.0	Rs.12.42	$0.28
Dividends paid per GDR/ADS	$0.18	$0.20	$0.20	$0.30	$0.28

			As of March 31,
	2002	2003	2004	2005	2006	2006
Balance Sheet Data	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Cash and Cash equivalents	Rs.19,466	Rs.9,910	Rs.9,891	Rs.7,561	Rs.1,641	$37
Investment in bank deposits	5,000	8,260	15,654	17,732	19,020	428
Dues from Related Parties	38,241	29,644	23,588	27,789	23,818	535
Total Assets	166,149	160,666	168,023	177,172	170,151	3,829
Dues to Related Parties	9,016	18,885	12,084	11,339	6,091	137
Total Liabilities	85,118	77,269	83,466	93,839	89,703	2,020
Total Shareholders equity	Rs.81,031	Rs.83,397	Rs.84,557	Rs.83,333	Rs.80,448	$1,809
Capital Stock[1]	Rs.12,949	Rs.12,949	Rs.12,949	Rs.12,949	Rs.12,949	$291

____________________
1 Includes capital stock and additional paid-in capital.

			Fiscal Years Ended March 31,
	2002	2003	2004	2005	2006	2006
Cash flow data:	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Net cash from operating activities	Rs.17,164	Rs.23,456	Rs.19,885	Rs.15,006	Rs.6,006	$135
Net cash used in investing activities	Rs.(14,945)	Rs.(18,001)	Rs. (16,706)	Rs. (12,706)	Rs.(7,976)	$(179)
Net cash from financing activities	Rs.(7,591)	Rs.(15,011)	Rs. (3,198)	Rs. (4,630)	Rs.(3,951)	$(89)

EXCHANGE RATES

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one US dollar would be exchanged based on the noon buying rate in the City of New York for cable transfers of Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended March 31,	At end of period	Average rate (1)	High	Low
2002	48.83	47.82	48.83	46.58
2003	47.53	48.36	49.07	47.53
2004	43.40	45.78	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.21	46.26	43.05
2007 (through September 22, 2006)	45.77	45.95	46.83	44.39

(1) The average rate is the average of the exchange rates on the last business day of each month during the period.

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low

April 2006	45.09	44.39
May 2006	46.22	44.69
June 2006	46.25	45.50
July 2006	46.83	45.84
August 2006	46.61	46.32
September 2006 (through September 22, 2006)	46.38	45.74

On September 22, 2006, the noon buying rate was Rs. 45.77 = US$1.00.

RISK FACTORS

You should carefully consider the following risk factors as well as the other information contained in this report in evaluating us and our business. The market price of our equity shares or ADSs could decline due to any of these risks.

Risks Relating to Our Business

We expect to continue to encounter increased competition in each of our markets, which could reduce our revenues.

The Indian government is rapidly liberalizing the telecommunications industry in India. The Department of Telecommunications (DOT) may license, at its discretion, multiple additional service providers in any service area, with respect to both basic telecommunications services and cellular services. In November 2003, the Department issued guidelines for Unified Access Licenses, which cover both basic and cellular services within a service area. In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-line access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access. Basic services also include CDMA-based fixed wireless and mobile services (without roaming). Tata Teleservices Limited and Reliance Infocomm Limited are currently competing with us in the market for basic services in both Mumbai and Delhi, and Bharti Tele-Ventures Limited is also competing with us in the basic services market in Delhi. All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocom, low-cost CDMA mobile and fixed wireless technology. With approximately 62.52% of our call units having come from approximately 18.39% of our access lines in service, we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers. Some of our largest customers have already migrated to other basic service operators.

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

India’s Ministry of Communications has appointed private sector banks to act as consultants to advise on restructuring BSNL and us. We understand that these consultants have submitted their reports. There have been media reports about consideration of a merger of our companies or the transfer by the DOT of their shares in us to BSNL or to a holding company that would control both us and BSNL. There are no further announcements on this. We cannot assess the likelihood of such a transaction, or the impact of such a transaction on our business or the value of our shares or ADSs.

We have significant related party transactions.

The Indian Government is the controlling shareholder in MTNL and hence the Company is deemed to be an Indian government company. As such, the Company is subject to laws and regulations generally applicable to public sector enterprises in India. These laws and regulations govern, among other things, personnel matters, procurement, budgeting and capital expenditures and the generation of funds through the issuance of securities. We have extensive commercial and regulatory relationships with the DOT, BSNL and VSNL, most of which were established at the time when there was no corporate separation between the DOT, BSNL and MTNL. Also the Indian Government when considering matters pertaining to the Company, often also considers the interests of the largest government-owned telecommunications company, Bharat Sanchar Nigam Limited (BSNL). We have significant amounts due from related party and our inability to collect them or change in the terms of our arrangements with our related parties could adversely affect our revenues and profitability. See notes 3, 4, 19 and 25 of our consolidated financial statements.

We do not have title to property, and we cannot sell our properties without payment of stamp duties and registering properties in our name.

In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to us by an order of the Government of India (the "Government") and a deed of sale was executed by the Government in our favor representing an irrevocable transfer. Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal, duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the DOT, transferred by the Government to us has been executed but has not been registered with the appropriate municipal authorities. The formal transfer deed and physical delivery of possession of the DOT's non-real estate assets has resulted in the transfer of such non-real estate assets of the DOT to MTNL in Delhi and Mumbai.

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

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission, or SEC, regulations, the NYSE, rules, Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. As of March 31, 2006, our disclosure controls and procedures were not effective due to material weaknesses related to our inadequate knowledge and experience in application of U.S. GAAP, commensurate with our financial reporting requirements, which had led to the restatement of our financial statements for year ended March 31, 2005. We will need to improve our internal controls over financial reporting and have consulted with our audit committee and board of directors, and are planning to undertake remedial measures to make improvements as soon as practicable. However considering the above our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting, which would adversely impact the Company’s operations, reputation and profitability.

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

MTNL has challenged the demands raised before the respective high courts and the Company has been granted interim stays against enforcement of the demands. However this stay order is subject to the outcome of the Supreme Court judgment on the issue. During the year ended March 31, 2006, the Supreme Court of India has concluded in the BSNL Vs Union of India case that rendering basic services does not amount to a "transfer of right to use the telephone system". Hence the imposition of the sales tax on any facility of the telecommunication services is untenable in law. Based on opinion received from legal counsel and drawing reference to the judgment of the Supreme Court of India in the abovementioned case, management believes that the sales tax departments would have to withdraw their demands of sales tax on basic telephony and that an adverse outcome in respect of the above is remote.

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

India and other parts of the world have recently experienced significant social conflict and/or terrorist acts~~,~~ . In India, social conflict, including religious and regional/separatist conflicts, has been an ongoing problem, which occasionally includes significant acts of terrorism. To the extent that the Indian economy is adversely affected by such conflict, terrorism or military activity, our business may also be adversely affected, resulting in a decline in revenue, and the prices of our equity shares and ADSs may decline.

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

Ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays.

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

In December 1991, with a view to fulfilling its objective of facilitating the rapid introduction of new services and technology, the DOT invited bids from Indian companies with a maximum of 49% foreign ownership for two non-exclusive GSM cellular licenses in each of the cities of Kolkata (formerly called Calcutta), Chennai (formerly called Madras), Delhi and Mumbai. The private operators commenced cellular services in late 1995. In October 1997 we were permitted to provide GSM cellular service in Mumbai and Delhi. Beginning in 1995, the DOT also invited tenders and awarded cellular licenses for the regional “circles” established for the purpose of licensing cellular services in the rest of India. We believe that as of July 31, 2006, there were approximately 82.4 million cellular subscribers in India.

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

The following chart illustrates the current operational and regulatory structure of India’s telecommunications services industry:

In November 2003, the DOT issued guidelines for Unified Access License which cover within a service area both basic telecommunications services and cellular services. In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access. Basic services also include CDMA-based fixed wireless and mobile services (without roaming). We have not made a decision as to whether to secure a Unified Access License.  For more information on regulation of the Indian telecommunications industry, see “ -Telecommunications Regulation in India” below.

Mahanagar Telephone Nigam Limited

Mahanagar Telephone Nigam Limited is the principal provider of fixed-line and other basic telecommunications services in Delhi and Mumbai. Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India. At the end of fiscal 2006 our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 3.83 million working lines, or access lines in service. In February 2001, we launched our cellular services using global system for mobile communications, or GSM, technology in Delhi and Mumbai and had approximately 1.94 million subscribers as of March 31, 2006. GSM is the European and Asian standard for digital mobile telephone networks. We launched CDMA-based services in 1997, and at the end of fiscal 2006 had approximately 105,665 limited mobile subscribers in Mumbai and Delhi. CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference. We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 1.19 million Internet access subscribers at the end of fiscal 2006. We obtained a national long distance license in May 2006 and began to carry our own traffic between Mumbai and Delhi.

We believe that the size of the markets in Delhi and Mumbai, the economic environment, the Indian government’s ongoing liberalization of the telecommunications industry and the low level of penetration of fixed-line, mobile and cellular services in these two areas and the low level of penetration of Internet services in India provide opportunities for future industry growth.

The number of our access lines in service grew at a compound annual growth rate of 22.14% from March 31, 2000 to March 31, 2006. In fiscal 2006 these lines increased by 14.96%, primarily due to cellular services. At March 31, 2006, our network included approximately 1.62 million access lines in service in Delhi and approximately 2.26 million access lines in service in Mumbai. In addition, our access lines in service per employee increased from 66 at March 31, 2000 to 116 at March 31, 2006.

We derive our revenue primarily from local, domestic long distance and international calls that originate on our network. In fiscal 2006, approximately 36% of our revenue was derived from call revenue, 43% from rentals of telephones, access lines and other telecommunications equipment and use of our value-added services and 13% from public call offices. Interconnect revenue, which is revenue derived from other telecommunications service providers for calls made into our network, accounted for 8% of our revenues in fiscal 2006. Local calls are carried on our network, unless the termination point is in the network of one of the cellular operators or one of the new private-sector basic service providers in the locality. We carry our own traffic between Delhi and Mumbai since May 2006. Other domestic long distance calls continue to be passed from our network to the domestic telecommunications network operated by BSNL, although we have entered into interconnect agreements with the new private-sector domestic long distance service providers and intend to pass such domestic long distance calls also through such other providers. In addition, currently all international outgoing calls continue to be passed from our network to international gateways operated by VSNL, India’s former government-controlled international long distance carrier, although we have entered into interconnect agreements with other private-sector international long distance carriers and have plans for joint development with BSNL of submarine cable to connect the east and west coasts of India with Malaysia and the Middle East (and ultimately Europe and the USA).

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

Strategy

Key elements of our strategy include the following:

•
Expand GSM Cellular and CDMA Mobile Services in Delhi and Mumbai. We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, currently have an installed capacity of 1,750,000 GSM cellular connections in each of those cities. We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base. MTNL this year has floated a tender offer further adding 2 million lines of GSM based on 2G/3G in each of Mumbai and Delhi. In addition, we have launched lower-cost CDMA-based limited mobility mobile services in each of Mumbai and Delhi, currently have 105,665 subscribers and have awarded contracts to achieve an installed capacity of 998,230 CDMA connections (most of which are to employ the more advanced CDMA 2000 1X technology) in each city. We believe that this new limited mobile service enables us to target a wider customer base that is more price sensitive than GSM customers and that does not require India-wide and international roaming facilities. We intend to compete effectively in these growing markets by providing high quality service at affordable rates.

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

•
Further Develop and Modernize our Network. We intend to continue to invest in expanding and upgrading our network to improve the quality of service. MTNL has floated a tender to add 24K tandem capacity based on NGN - next generation network, in Delhi & Mumbai each. Also, MTNL is installing state of the art IP-MPLS Core in its network so as to give MPLS enabled data service with better quality of service to its esteemed customers. This MPLS core network will also aggregate all the next generation network switching, data broadband and video traffic so as to enable MTNL to have an efficient utilization of its bandwidth. Further, MTNL is replacing its old PDH transmission network with synchronous digital hierarchy technology. MTNL is also planning to introduce DWDM technology to further increase the capacity of our optical fiber in network. We are continuing to implement fiber-in-local-loop and wireless-in-local-loop technologies where appropriate. We have introduced broadband technology based on ADSL2+, capable of providing triple play services (video broadcast, video-on-demand, voice over IP), in a significant way. Through expansion and modernization of our network, we seek to improve the capacity of our network, reduce network failure rates, improve call completion rates and decrease average waiting time for new lines as well as support our Internet and value-added services.

•
Selectively Target International Opportunities. We plan to selectively target expansion opportunities outside India where we can leverage our expertise and relationships. Our Nepal joint venture, United Telecom Limited, in which we hold a 26.7% interest, has commenced wireless in local loop services as the first private-sector telecommunications operator in that country. We have also been awarded licenses to provide basic, mobile and international long distance service in Mauritius. We launched international long distance services in Mauritius in the current fiscal year. We have also launched a fixed wireless service in Mauritius. As of August 31, 2006 we have approximately 10,400 fixed mobile customers and 4700 international long distance customers. We are examining other international opportunities.

•
Enter the Market for International Long Distance Services .We have obtained a letter of intent from the Indian licensor for a license to provide international long distance service. Once the license is received, we will have roll-out obligations requiring rapid deployment, and intend to deploy the services as rapidly as possible. We intend, subject to satisfactory completion of our analyses and Board approval, to lay submarine cable jointly with BSNL from both the east and west coasts of India to Malaysia and the Middle East, respectively, to carry voice and data traffic with the intent to further extend to USA and Europe.

•
Expand Internet Services. We commenced our Internet service provider operations in February 1999 with an initial network capacity to support up to 5,000 subscribers in each of Delhi and Mumbai. As of March 31, 2006, we had approximately 1.19 million Internet access users. We have also started providing high speed internet services on broadband.

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

MTNL has launched Wi-Fi service and has also floated a tender of Wi Max so as to enable it to give wireless broadband and connectivity to its customers.

MTNL has further added fibre in its access network and is introducing FTTH based on PON so as to provide all of its important customers with fiber connectivity to their homes in order to meet their further increased bandwidth requirement to both data and video applications.

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

Local, Domestic Long Distance and International Calls. We provide local telephone services in Delhi and Mumbai as well as domestic and international long distance through our connectivity with BSNL’s domestic long distance network and VSNL’s international gateways. We carry our own traffic between Delhi and Mumbai since May 2006. We derive revenues from tariffs we collect on local, domestic long distance and international calls that originate on our network. Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls. Usage is measured by pulses, which are time-based units of measure, metered at the relevant exchanges. A set of pulse durations is established for each category of calls (i.e., local, domestic long distance or international long distance), and within each category, pulse durations vary depending on one or more of the following factors: call distance; time of day; type of network on which the call is terminating (i.e., fixed, GSM cellular or CDMA mobile); destination country (for international long distance only); subscriber plan (for local calls only); and whether the call is within a circle or between two different circles (for domestic long distance only). We estimate that, based on recent sample data, local calls constitute approximately 78% of our total pulses, while domestic long distance and international calls constitute approximately 17% and 5% of our pulses, respectively. We are focused on increasing call volumes by promoting use of our value-added services and the use of long distance services. We have received a letter of intent for a license to enter the international long distance service market and intend to launch this service as soon as the license is finalized. We intend, subject to satisfactory completion of our analyses and Board approval, to lay submarine cable jointly with BSNL from both the east and west coasts of India to Malaysia and the Middle East, respectively, to carry voice and data traffic.

Public Call Offices. In addition, we provide both coin-operated and franchised public call offices. At March 31, 2006, public call offices accounted for 4.71% of our total wire lines in service. The coin-operated public call offices offer only local call service, while the franchised public call offices offer local, domestic long distance and international call services. We pay a commission to the franchisees amounting to 40.0% of the tariffs charged by the franchisee on local calls and 20-30% of the tariffs charged by the franchisee on domestic long distance depending on the number of calls per fortnight and international calls. The franchisees charge the same tariffs we do for these services. For coin-operated public call offices, our tariff for local calls is fixed at Rs. 1.0 per pulse, which is lower than our highest rate of Rs.1.20 per pulse charged to our fixed-line customers. We plan to continue to increase the number of public call offices in the future.

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

GSM Cellular Services. In February 2001, we launched our cellular mobile services using GSM technology (the European and Asian standard for digital cellular telephony) in Delhi and Mumbai under the brand name Dolphin. In 2002 we introduced our prepaid cellular services under the brand name Trump. As of March 31, 2006 we had 1,941,155 GSM cellular subscribers. We provide national roaming facilities for our GSM cellular customers through the networks of BSNL outside Mumbai and Delhi and international roaming facilities with 45 operators in around 40 countries, and we have established roaming facilities for our customers in a total of around 200 countries. As of March 31, 2006 we had installed networks with a capacity of 1.75 million GSM cellular connections in each of Delhi and Mumbai. MTNL this year has floated a tender offer further adding 2 million lines of GSM based on 2G/3G in each of Mumbai and Delhi .

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

We have since upgraded our CDMA equipment and receiving stations and, in October 1999, we opened subscriptions for up to an additional 9,000 CDMA mobile and fixed wireless connections in Delhi and dedicated 40% of these connections for fixed wireless. The capacity was subsequently increased to approximately 150,000 lines in each of Delhi and Mumbai. At March 31, 2006, we had approximately 105,665 operational CDMA mobile connections and approximately 26,306 operational fixed wireless connections. We have awarded contracts to expand our CDMA capacity by an additional 400,000 in each of Delhi and Mumbai. These new connections will employ the more advanced CDMA 2000 1X technology, which can provide subscribers high-speed data transmission capabilities and greater access to value-added services. Our CDMA mobile service offers only limited mobility within Delhi and Mumbai, and currently we are not permitted to offer roaming facilities on this service. If we obtain the newly-available Unified Access License we will be able to offer full mobility.

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

In November 2003, the government issued guidelines for unified access licensing. We have not made a decision as to whether to secure a Unified Access License.

Internet Services. We commenced our Internet service provider operations in February 1999 with initial equipment capacity to support up to 5,000 subscribers in each of Delhi and Mumbai. We experienced significant demand for this service and have since expanded our Internet services capacity to support additional subscribers in each of Delhi and Mumbai. We plan to expand our capacity in each city in fiscal 2006. As of March 31, 2006, we provided our Internet services to a total of approximately 1.19 million subscribers in Delhi and Mumbai.

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

High Speed Data Transmission. We provide narrow-band ISDN services that allow subscribers to send high speed data, make telephone calls with high quality voice transmission and hold desktop video conferences over a single line. In the past, the development of independent networks for a variety of services (such as voice, telex, packet-switched data and leased lines) made each of them relatively expensive. ISDN technology allows a wide range of data services to be made available to the subscriber through a single connection and at a reduced cost. We believe these high speed data transmission products will help us to attract high usage subscribers. We introduced narrow-band ISDN services in August 1996, and, at March 31, 2006, we had approximately 14,335 subscribers to this service.

We also offer data communications services through our packet switched data network. This service allows the transmission of data on standard international data protocols and access via dedicated lines or dial-up facilities. We plan to expand broadband services on a large scale, based on the ADSL technology. The services include triple play of video (which we are just beginning to test), data and voice. Further, we plan to commission, an MPLS (Multi Protocol Label Switching) based core network to provide VPN (virtual private network) services to corporate users across the country”. ADSL means asymmetric digital subscriber loop, a technology that allows combinations of services including voice, data technology and one-way full motion video to be compressed and delivered over existing copper cables. We expect to experience significant demand for these high speed data services from large corporate, financial, media, public service and educational institutions. We launched broadband services using ADSL 2+ in January 2005. High speed internet access, video on demand and IPTV services shall be offered to broadband customers. The customer base as on March 31, 2006 is 211,935. The installed capacity to broadband ports as on March 31, 2006 is 458,380. MTNL has plans to install additional 500,000 broadband ports in fiscal 2007.

Additional plans include- deploying broadband DLC 100 each in Delhi and Mumbai in the 2007 fiscal year; deploying FTTH (fiber to the home) in Delhi and Mumbai in the 2007 fiscal year; and deploying DWDM (dense wave division multiplex) system in Delhi and Mumbai.

Interconnection. We connect our network with BSNL and have entered into interconnect agreements with certain other licensed domestic long distance service carriers to provide our customers with domestic long distance service and intend to pass traffic to these other providers also (we carry our own traffic between Delhi and Mumbai since May 2006). We connect our network with VSNL and have entered into interconnect agreements with certain other licensed international long distance carriers to provide our customers with international long distance service. We connect our network with the other basic and cellular operators in Mumbai and Delhi to offer our customers comprehensive access in our coverage areas. The terms and conditions of our interconnect arrangements are governed by regulations of the TRAI and interconnect agreements that we have with many of these other operators. The TRAI is also responsible for ensuring technical compatibility among operators. Effective May 1, 2003, under the authority’s interconnection usage charges regulation, interconnect charges have been established for all major types of interconnection based on a “calling party pays” principle. See “—License Fees and Network Utilization/Interconnection Arrangements” and “—Telecommunications Regulation in India.”

Leased Line Services. We provide point-to-point leased line services for local, domestic long distance and international connectivity. Subscribers can use our leased lines to assemble their own private networks between offices within Delhi and Mumbai or together with BSNL, between Delhi and Mumbai and to other Indian cities. Leased line services can be used for voice and data transmission at various bandwidths. In addition, we earn revenues from leasing circuits to cellular operators in Delhi and Mumbai to interconnect their networks to our network. At March 31, 2006, we had approximately 49,685 leased line subscribers. We have experienced increased demand for these services and expect demand to increase further in the near future.

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

•	Wi-fi based [wi-fine] service launched to provide internet connectivity to inaccessible and hot spots in the Delhi area.

•	MTNL expanded its GSM network by 400,000 lines in each city of Delhi and Mumbai.

•	Since May 2006 we carry our own national long distance traffic between Delhi and Mumbai.

Services Under Development. MTNL has set a target to start its international long distance operations this fiscal year with a budgetary support of Rs.300 million. Further, MTNL would be adding one million lines in net switching capacity including capacity for WLL and GSM and 18,000 Kms. of optical fiber in Delhi and Mumbai. MTNL’s other plans include offering corporate networking MPLS-VPN services, setting up 300-seater unified call center and deploy next generation network of 24,000 lines in Delhi and Mumbai each.

We are in the process of installing enhanced billing systems supplied by Covergence.

Telecommunications Services in Other Countries

We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships. MTNL is keen in expanding its overseas operations, currently it is in the process of exploring the potential in a few Asian and African countries. United Telecom Limited, a joint venture involving us (26.68%), Telecommunications Consultants India Limited (26.66%), VSNL (26.66%) and Nepal Ventures Private Limited (20%), commenced wireless in local loop services as the first private-sector telecommunications operator in Nepal. We have also been awarded licenses to provide basic and international long distance service as well as mobile services in Mauritius. Through a Mauritius subsidiary, we have begun to offer ILD services and fixed wireless services. We intend to begin the build out of our network there to provide additional services.

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

•	national roaming;

•	WAP (for Rs. 0.80 per minute through circuits switch Data)

•	voice mail (for Rs. 0.50 per minute on message retrieval);

•	Short Message Service;

•	charges for outgoing messages - Rs.0.50.
•	charges for incoming messages - free
•	charges to other Services/National - Rs.1.00 per message
•	charges to other Services/International - Rs.2.50 per message
•	SMS Package (for Rs. 30/- per month and outgoing SMS local mobile no. Rs. 0.10 per message between 10 PM to 10AM)
•	content-based Short Message Service (Rs.1.00 per message for regular service);

•	content-based Short Message Service (Rs.1.00 per message for regular service);

•	call conference (for Rs.50 per month; free for corporate booking);

GPRS & MMS Service

GPRS	Option - I	Option - II	Option - III (Zero Rental)
Activation charges (one time only)	Rs.50/-	Rs.50/-	Rs.50/-
Monthly Rental (Rs)	Rs. 199/- (GPRS only)	Rs. 349/- (GPRS + MMS)	Nil
Free usage up to	50 MB	Unlimited	Nil
Volume based usage charges beyond Free usage (rupees per Kilo Bits)	0.01 per KB	Free	0.02 per KB
MMS
i) P2P (calling party or sender to pay (Rs. Per MMS)	3/-	3/-	3/-
ii) M2P (Down loader to pay)	As per rate fixed by the content provider	As per rate fixed by the content provider	As per rate fixed by the content provider

(i)  Three Optional plans are also available: (i) for local calls to any Cellular numbers (for Rs.49/- per month and charges Rs. 0.60 per minute);

(ii)  Free Number Plan (maximum three Dolphin or Trump nos.) (for Rs.50 per month and local call charges NIL to Free number); and

(iiii)  Night talk Plan Local call to any network (10 p.m. to 9 a.m.) (for Rs.49 per month and local call charges Rs. 0.60).

Itemized bill for Rs.50 per month (free for corporate booking)

In fiscal 2002, we introduced pre-paid GSM cellular services under the brand name “Trump” in Delhi and Mumbai. This market is also highly competitive, with rates changing with market conditions.

MTNL launched “One India Tariff” in January 2006 @Rs. 1.00 per minute for all India on all network. However, calls from fixed line/CDMA to fixed lined/CDMA within own network are @Rs. 1.00 for three minutes.

Broadband Service: We started offering Broadband service in January 2005 to subscribers in Delhi and Mumbai with choice of several plans, tailored to meet the needs of different user profiles. Generally, in addition to usage charges for usage and data download, our plans include the following types of charges: non-interest bearing security deposit; installation & testing charges; monthly DSL usage charges, monthly rental for modem, if provided by us.

MTNL implemented Leased line tariff at par with BSNL in May 2005 under revised tariff ceilings prescribed by TRAI.

CDMA Services. For CDMA mobile services, including the use of a CDMA handset, our subscribers are charged a refundable security deposit, a monthly charge and a monthly handset rental, in addition to airtime charges. We have not charged users for incoming calls. We offer our CDMA mobile subscribers a choice of several plans, tailored to meet the needs of different user profiles. Following commissioning in July 2006 of CDMA 20001X system in Mumbai, which has mobility between Mumbai & Navi Mumbai, other value added services are provided such as:

•	SMS: Local Rs.0.40 per message and national Rs. 0.80 per message

•	VMS: Rs. 1.20 per 3 minute

•	Internet Access: Rs. 0.30 per 100 KB

In addition, we provide the following value added services free to all our CDMA subscribers:

•	Call Hunting;

•	Call Waiting;

•	Caller Identification;

•	STD./ISD Dynamic Lock;

•	Call Forwarding;

•	Three-party Conference;

•	Abbreviated Dialing

Other Services

For access to narrow-band ISDN services, we charge our subscribers a monthly rental and no registration fee. Subscribers can also have primary rate access for an initial fee of Rs.15,000. Usage charges for local, domestic long distance and international calls are the same as for the basic fixed-line telephone.

Tariffs charged by public telephone operators for telephone usage are at a fixed rate of Rs.1.00 per pulse, of 60 seconds for local calls and long distance pulse durations varying depending upon the distance.

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

License Fees and Network Utilization/Interconnection Arrangements

License Fees and Network Utilization Charges. Under our previous arrangement with the DOT, the license fees for providing basic services was fixed at Rs.900 per access line in service. This arrangement expired on March 31, 2000. In the absence of any new arrangement with the DOT, we continued to pay license fees during fiscal 2001 on the same terms as our previous arrangement. On April 9, 2001, the DOT communicated that the annual license fees will be revised and shall be payable at 12% of adjusted gross revenue from basic telephone service effective from August 1, 1999, as applicable to private operators from that date. On September 5, 2001, the DOT amended its position and indicated that the date from which the revised license fees will be payable will be notified later. However, in the absence of an agreement for payment of license fees and any clarification from DOT to date, we have paid license fees on the revised basis communicated by DOT for fiscal 2002 and 2003. Further subsequent to the year ended March 31, 2004, in a meeting held between DOT, BSNL and the Company to resolve the ambiguity with respect to license fees and networking charges it was agreed that the license fees were payable at 12% of AGR and networking charges as per TRAI regulations with effect from August 1, 1999. Also, the revenue sharing percentages earlier agreed to between MTNL and BSNL, other than those governed by TRAI regulations, were revised with retrospective effect. This resulted in an incremental charge of Rs. 3,520 million in the consolidated statements of income on account of license fee and a benefit of Rs 1,515 million on account of networking charges during the year ended March 31, 2004, in respect of periods upto March 31, 2003. Further license fee has been revised at 10% of Adjusted Gross Revenue with effect from April 1, 2004. The license fee for the NLD (national long distance) service license which the company has obtained is 6% of AGR. A license fee on internet services of 6% of AGR is in effect since January 1, 2006.

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

Unified Access License. In November 2003, the DOT issued guidelines for Unified Access Licenses which cover within a service area both basic telecommunications services and cellular services. In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access. Basic services also include CDMA-based fixed wireless and mobile services (without roaming). We have not made a decision as to whether to secure a Unified Access License.

New Interconnection Usage Charges Regulation. Effective May 1, 2003, under the TRAI’s new interconnection usage charges regulation, and further amended and implemented since February 1, 2004, interconnect charges have been established for all major types of interconnection. Under this regulation, we are entitled to specified interconnection revenues with respect to incoming calls from operators that are linked to our network, and are required to make specified payments in respect of outgoing calls from our network into another operator’s network. For this reason, this regulation is said to be based on the “calling party pays” principle. As a result of this regulation, we are accruing interconnect fees payable by BSNL in respect of the domestic long distance calls that come into our network from that company’s network. In addition, as a result of related tariff changes, we no longer charge cellular or CDMA-based mobile users for incoming calls, as we are now entitled to interconnect payments from the caller’s service provider. The terms of all interconnect agreements are subject to the interconnect charges specified in the regulation. The TRAI has issued IUC Regulation (1 of 2005) dated 6th January 2005 and implemented from 1st February 2005. In this IUC amendment, the authority emphasized lower tariffs and linked high sustained subscriber growth. Plans for consistent decline in tariffs to give sustained boost to subscriber growth and teledensity. Methodology of imposing ADC per minute charge kept unchanged. Only the Access Deficit Charge has been changed, ADC on long distance calls & international calls has been reduced. Further, in the amended IUC regulation, BSNL only, and not the other fixed lines operators, will receive ADC on all incoming international calls and outgoing calls from Mobile/WLL (M). The TRAI has issued IUC Regulation (1 of 2006) dated 28th February, 2006 and implemented from 1st March 2006. In this IUC amendment, methodology of imposing ADC per minute charge changed with AGR (adjusted gross revenue) basis @ 1.5%. ADC on international calls has been reduced on the basis of per minute charge in addition to 1.5% of AGR.

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

Customers and Customer Service. We classify our subscribers by use level and estimate that in the last three months of fiscal 2006, approximately 18.39% of our access lines in service accounted for 62.52% of our call units. The following table sets forth certain information with respect to our subscribers for the final three months of fiscal 2006:

	Average number of subscribers per segment as a percentage of total subscribers	Average call units per segment as a percentage of all metered calls
Subscriber segments
(use of pulses on a bi-monthly basis)
0-100	25.43	0.80
101-500	36.36	15.73
501-1,000	19.81	20.94
1,001-2,000	12.01	24.68
2,001-5,000	5.38	23.32
Greater than 5,000	1.01	14.53

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

No single subscriber accounted for more than 5% of our revenues in fiscal 2004, 2005 or 2006. Government of India entities in the aggregate constitute the largest user of our services. We deal, however, with the various departments and agencies of the government of India as separate subscribers and the provision of services to any one department or agency does not constitute a material part of our revenue.

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

The 1999 telecom policy allows the DOT to license, at its discretion, multiple additional basic and cellular service providers in any service area. Under a Unified Access Service License, such competitors as Reliance Infocom, Bharti Airtel, Tata Teleservices Limited, etc., are currently competing with us in the market for basic services in both Mumbai and Delhi. All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocom, low-cost CDMA mobile and fixed wireless technology. With approximately 62.52% of our call units having been derived from approximately 18.39% of our access lines in service (last three months of fiscal 2006), we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers.

We experience significant competition in the market for GSM cellular services. As of March 2006 we had approximately 16.3% and 18% of the mobile subscribers in Delhi and in Mumbai respectively. Our largest competitors in Delhi are Bharti AirTel, Idea Cellular and Hutchinson Essar (Hutch). In Mumbai, BPL Mobile acquired by Hutchinson and Bharti (AirTel) have the largest share in the market. Cellular operators also face significant competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

We commenced providing our Internet services in Delhi and Mumbai in February 1999. The competition among Internet service providers throughout India is intense with approximately 395 licenses for providing Internet services issued as of January 31, 2006.

There has been significant consolidation in the telecommunications industry in India. For example, the Birla Group, the Tata Group and AT&T have combined their interests in GSM cellular operators into one business, and the Tata Group, which controls Tata Teleservices, acquired a controlling interest in India’s dominant international long distance carrier, VSNL, and Tata Teleservices has acquired Hughes Tele.com, a basic service provider in Mumbai. We expect the trend toward consolidation to continue, resulting in larger, more diversified competitors in the Indian market. Hutch has acquired BPL, another one of the telecom operators in India; however, this takeover is disputed in Court.

Our revenues from international calls are adversely affected by competition from “call-back” services. Call-back services were officially declared illegal by the Ministry of Communications in July 1995. Nevertheless, the volume of international calls made from India through call-back services has continued to grow.

We have also applied for a license to enter the international long distance business and the licensor has acted by issuing us a letter of intent to license us for that service.  In consultation with DOT, Millenium Telecom Limited (MTL), a subsidiary of MTNL, has been entrusted with the work of laying international under-sea cables for use by both the PSUs, viz. MTNL and BSNL with joint ownership of MTL. We intend, subject to satisfactory completion of our analyses and Board approval, to lay submarine cable jointly with BSNL from both the east and west coasts of India to Malaysia and the Middle East, respectively, to carry voice and data traffic.

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

Deductibility of License Fees

The Central Income Tax Authority of India (“CIT”) had historically disallowed the license fee paid by the Company to DOT for the years ended March 31, 1994 till March 31, 2005 as a tax deductible expense and had raised a demand for payment of taxes on increased taxable income relating to such expenses. These demands had been contested by the Company. As part of the appeals process, the Company had paid deposits under protest, amounting to Rs 13,427 million as of March 31, 2005. These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets

During the year ended March 31, 2005, the Company had obtained favorable decisions from the Income Tax Appellate Tribunal (“ITAT”) with respect to the license fee disallowed for the assessment years 1997-98 and 2001-2002. Further in respect of assessment years 1995-96 and 1996-97, the Committee of Disputes (“COD”), on the recommendations of the Ministry of Law, decided not to give clearance to either the Central Board of Direct Taxes or the Company to file appeals in the Hon’able High Court, making the decision of the ITAT binding on both the parties. Subsequent to the COD’s decision, the Company has applied to ITAT to restore the appeal and decide in favor of the Company.

During the current year ended March 31, 2006, based on the judgments passed in the previous years, ITAT has allowed deduction of license fees as a tax deductible item for assessment years 1998-99 to 2000-01 and 2002-03. License fees have also been allowed as a deduction by CIT (A) for assessment year 2004-05. Management believes that ITAT following its favourable judgments of earlier years will eventually decide in favour of the Company for the years in dispute. Based on the above stated favourable Orders, the Company has not accrued the tax charge on the license fee in the financial statements. The Company will receive interest on deposits paid under protest to the tax authorities and the refunds against the years decided in favour of the Company. In the absence of detailed calculations from the ITAT the refunds and the interest thereon have not been recognized in the statement of income for the year ended March 31, 2006.

Sales Tax

The Company has received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges. The Company has received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs. 3.2 billion in sales tax for fiscal 1989-2000. Further MTNL has also received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon the Company. The amount at issue in Delhi is significantly less. In furtherance of the notice issued by the Delhi government for payment of sales tax on certain telecommunications devices, the matter was taken up in the apex court to decide the question of legal validity of such attempts by the Delhi government in matters which are under the jurisdiction of central government and for which license was issued by the Government of India. In view of this, no demand or order has been passed by the Delhi tax department.

The department made these demands based on a recent case involving the Uttar Pradesh Trade Tax Department (UPTTD) and the DOT, wherein the Supreme Court of India ruled that a telephone connection along with a telephone set provided by a company rendering basic services amounts to a "transfer of right to use the telephone system" and the rentals collected by DOT towards this right to use should suffer sales tax. Subsequent to the passing of this order, both the cellular and basic operators filed a petition before the Supreme Court under Article 32 of the Constitution in respect of the above. The Hon’ble Supreme Court admitted the Petitions, in spite of its own judgment, and vide orders dated September 25, 2003 referred the matter to a larger bench for determination of dispute on merits and further directed that in future there shall be no coercion for recovery of any dues. The Hon’ble Supreme Court further directed that the operators should file statutory appeals against the assessment orders for assessments already completed as on September 25, 2003. Following the Supreme Court order in the UPTTD case the sales tax departments across the country, have raised demands on basic and cellular mobile operators.

MTNL has challenged the demands raised before the respective high courts and the Company has been granted interim stays against enforcement of the demands. However this stay order is subject to the outcome of the Supreme Court judgment on the issue. During the year ended March 31, 2006, the Supreme Court of India has concluded in the BSNL Vs Union of India case that rendering basic services does not amount to a "transfer of right to use the telephone system". Hence the imposition of the sales tax on any facility of the telecommunication services is untenable in law. Based on opinion received from legal counsel and drawing reference to the judgment of the Supreme Court of India in the abovementioned case, management believes that the sales tax departments would have to withdraw their demands of sales tax on basic telephony and that an adverse outcome in respect of the above is remote.

Disputes with BSNL

In accordance with the Inter Connect Usages Regulations, the Company has accounted for networking charges payable to BSNL amounting to Rs.6,924 million and Rs. 3,627 million for the years ended March 31, 2004 and 2005 respectively (also refer note 4). However BSNL had raised a bill for the interconnection charges for the calls originating from MTNL’s network and terminating/transiting at/from BSNL amounting to Rs.12,165 million and Rs. 8,030 million for the years ended March 31, 2004 and 2005 respectively. The Company’s contention was that the claim was not adequately supported by BSNL and hence not accepted by the Company.

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

During the year ended March 31, 2006, the DOT had constituted a three member committee from its Telecommunications Department comprising the Member (Production), Member (Finance), and Deputy Director General (Business Solution) to resolve the issues relating to networking charges. Based on the recommendations of the Committee vide their minutes dated January 2006, the networking charges payable to BSNL for the years March 31, 2004 and March 31, 2005 have been settled at Rs.14,078 million as against Rs.10,551 million. Further, the Committee has also settled networking charges for the years 2000 to 2003 in the meeting held in January 2006. Accordingly, an amount of Rs. 3,809 million (including the incremental charge of Rs. 3,527 million for the years 2004 and 2005) has been accounted as networking charges in the statement of operations for the year ended March 31, 2006.

Subsequent to the year end March 31, 2006, meetings have been held between BSNL and MTNL wherein BSNL has raised additional claims for the year upto March 31, 2005 aggregating Rs.2,678 million and claims amounting to Rs.5,256 million for the year ended March 31, 2006 on account of networking and others charges. As against these claim for the year ended March 31, 2006 the Company has accounted Rs. 4,040 million for networking charges payable to BSNL.

The Company’s contention is that since all claims relating to networking and other charges for the period upto March 31, 2005 have already been settled in accordance with the minutes of DOT committee held on January 2006 and the claims for the year ended March 31, 2006, are not adequately supported by the BSNL and hence not accepted by the Company. Further, as the Company is in the process of discussing/reconciling their claims for the year ended March 31,2006 with BSNL and may be required to pay an additional amount based on the final settlement, however such payments will not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows. Management believes that an adverse outcome in respect of the above is not probable.

During the year ended March 31, 2006, MTNL has raised claims on BSNL for duct charges, TAX claims and reciprocal service claims amounting to Rs.2,116 million, Rs.2,482 million and Rs.320 million respectively. The duct charges pertain to annual usage of infrastructure (ducts) for the period October 1, 2000 to March 31, 2006, the TAX claims pertain to the Company’s Trunk Automatic Exchange (“TAX”) used by BSNL for the period from February 1, 2004 to March 31, 2006 and the reciprocal service claims are on account of Reciprocal Service Connections provided to BSNL employees. Management has not recognized these claims as income in the statement of operations considering the history of other disputed claims with BSNL the fact that currently there is no separate agreement for these services, and that BSNL has not accepted these claims.

Disputes with DOT

On the formation of the Company, employees were deputed to MTNL on deemed deputation status from DOT and the Company was required to contribute for the Leave Salary and Pension Contribution (“LSPC”) as per the rates prescribed by the Government (11% for leave salary and 14% for pension contribution). The Company had accrued for these expenses amounting to Rs 2,884.74 million for the period 1986 to 1998 and subsequently paid them to DOT.

During the year ended March 31, 2006, a Committee was set up to examine the amount of LSPC contributions payable by MTNL to DOT. The Committee concluded that an additional amount of Rs.656 million was payable on account of short payment of the LSPC contribution and an amount of Rs.1,738 million is payable on account of interest payable on delayed payment of the LSPC contributions. The Company has accepted the claim of DOT for Rs.656 million and has expensed it in its statement of income for the year ended March 31, 2006. In respect of Rs.1,738 million, the Company has contested the claim from DOT on the contention the MTNL has abided by DOT’s decision at all stages and deposited substantial sums as required. Management believes that an adverse outcome in respect of the above is not probable.

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

In the year 2004-2005, Alcatel brought claims aggregating to Rs. 121.21 million (including interest from 1997 till date on the claims made Rs 79.91 million) against the Company. These claims arise out of contract for supply of digital local telephone exchange equipment. These claims include claims for loss of reputation and loss of business opportunity aggregating to Rs. 20 million. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

The Company has received claims aggregating Rs. 308.6 million (March 2005 Rs. 279 million) from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arise from the contract for PRM services which were started in the year 1999-2000. MTNL has not paid commission payable for these services to these providers as the amount was subsequently not recovered from the subscribers. The claims include Rs. 119 million towards loss of profit and wasteful expenditure incurred by the parties. The Company believes it has a valid defense against these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

The Company has received claims from CMC limited aggregating to Rs.40 million and Rs.452.52 million as of March 31, 2005 and 2006 respectively (including interest arising during the course of proceedings amounting to Rs.157 million). These claims arise out of usage of leased circuits for which MTNL has charged them rental for CUG services as per the revised tariff plan which is disputed by CMC Limited. These claims include claims for loss of reputation, business opportunity and undue harassment aggregating Rs.220 million. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable. .

Additionally the Company is also involved in law suits and claims amounting to Rs.1,190 million pending at various authorities which arise in the ordinary course of the business. Management believes that it has a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows.

Dispute with Other Operator

During the year ended March 31, 2005, MTNL noticed that a very large number of calls were received from certain levels of another operator’s network. On further investigation/analysis, it came to the Company’s notice that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered by the other operator. MTNL raised a demand on the other operator based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004. The other operator has disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi. In the year ended March 31, 2005 during the course of the hearings, the honorable High Court directed the other operator to pay Rs.2,368 million to MTNL. During the year ended March 31, 2006, the other operator under directions from the High Court has further deposited Rs.1,040 millon with MTNL. Management believes that it is remote that it will have to refund these amounts; however, pending the final resolution from a court of law these amounts have not been recognized as income.

ORGANIZATIONAL STRUCTURE

We are controlled by the Indian government and are not part of any group.

We have no subsidiaries, which are considered “significant subsidiaries”.

PROPERTY AND EQUIPMENT

Infrastructure

We believe that we have created one of the most technologically advanced networks in India. Our network capacity has grown rapidly in the ten-year period ended March 31, 2006 by 3.878 million additional access lines in service.

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

Switching Equipment

All of our exchanges are fully automated and our switching capacity is 100% digital. Our switching network consisted of 336 nodes in Delhi and 193 nodes in Mumbai as of March 31, 2006. Each node consists of either one or more remote line units or exchanges, or a combination of the two. Each node has a capacity of between 1,000 and 100,000 lines.

At March 31, 2006, there were 93 main exchanges and 243 remote line units in Delhi and 85 main exchanges and 108 remote line units in Mumbai. Because one or more main exchanges in each node are connected to one or more main exchanges in every other node, traffic is routed in a “mesh” configuration. We have also installed high capacity tandem switches in Delhi and Mumbai to more efficiently route traffic between exchanges. A majority of calls to our main exchanges are now being routed through the tandem switch to another node. This has resulted in a more integrated network and has reduced the amount of capital expenditure required to install additional capacity in our switching network.

Each node is connected to each trunk automatic exchange. Interconnection to basic service providers, private cellular operators and Internet service providers is provided by dedicated access to the main exchanges or tandem switches. Our entire switching network is connected by fiber optic links.

Overview of Our Network

	At March 31,
	2002	2003	2004	2005	2006
Delhi
Access lines in service (access lines in service) (thousands)	2,065	2,155	2,003	1,719	1,621
Equipped capacity (thousands) (1)	2,775	2,967	3,154	3,737	4,219
Number of exchanges:
TAXs (2)	3	4	4	4	4
Main exchanges and RLUs (3)	251	309	329	339	336
Digital lines (thousands) (1)	2,775	2,967	3,154	3,737	4,219
Digitalization rate (4)	100%	100%	100%	100%	100%

Mumbai
Access lines in service (access lines in service) (thousands)	2,431	2,445	2,408	2,355	2,256
Equipped capacity (thousands) (1)	2,876	2,886	2,806	3,657	4,217
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	180	183	183	183	193
Digital lines (in thousands) (1)	2,876	2,886	2,806	3,657	4,217
Digitalization rate (4)	100%	100%	100%	100%	100%

(1)	Represents lines that are connected to digital switches.

(2)	TAX means trunk automatic exchange, a switch that routes calls to BSNL’s domestic fixed-line network and VSNL’s international gateways.

(3)	RLU means remote line units, which are switches that connect a subscriber to the main exchange.

(4)	Percentage of total equipped capacity that consists of digital lines.

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

We have also implemented fiber-to-the-curb/building access and offer increased bandwidth for business and high usage subscribers. Fiber-to-the-curb/building is also intended to supplement existing copper wire with optic fiber. We have provided digital loop carriers, or DLCs, for this purpose. In fiscal 2006, we added 48 access terminals in our network.

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

	Year Ended March 31,
	1986	2002	2003	2004	2005	2006
	(inception)
Fault rate/100 (1) Telephones/month:
Delhi	34.9	21.4	18.7	12.3	11.1	10.7
Mumbai	21.2	11.80	9.8	8.8	9.0	8.4
Call completion rate (2)
Delhi
Local calls	77.3%	51.0	52.25	57.0	57.6	47.3
Domestic long distance calls	30.0%	41.07	28.0	28.0	30.0	33.6
Mumbai
Local calls	93.0%	58.15	58.0	50..3	58.3	55.1
Domestic long distance calls	23.9%	45.9	33.94	36.6	37.4	36..6

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

GSM Cellular and CDMA Networks

In order to build out our GSM cellular service infrastructure, we have purchased, on an installed turn-key basis, mobile switching centers and mobile base stations. We have had to upgrade and modify our customer service and support operations to support these services and have incurred additional costs in the form of rent for the placement of base stations, employee training expenses and other operating and installation costs. In fiscal 2006, we have installed infrastructure providing for an additional 200,000 GSM cellular connections in each of Mumbai and Delhi, to be deployed upon completion of testing.

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

Our current estimate for capital expenditures for fiscal 2007 is 22,980 million Rs.; however, based on our experience in past years, we expect that the actual amount of capital expenditures for the year will be less than our estimate.

The following table shows our network-related capital expenditures for the periods indicated.

	(Rs. in millions) Year Ended March 31,
	2004	2005	2006
Local switching and access lines (including CDMA)/ Transmission/Network Modernization/Expansion Abroad	7,227	5,748	4,241
Information technology	98	426	124
Land, buildings and vehicles	1,511	1,143	881
Build-out of GSM cellular networks	824	3,068	1,608
Total	9,660	10,385	6,854

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

•	a licensor (i.e., the DOT) and a licensee;

•	regulator and service providers;

•	two or more service providers; and

•	between a service provider and consumer advocacy groups.

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

The TRAI has issued the IUC regulation 2 of 2003, dated October 29, 2003. The IUC Regulation (2 of 2003) covers arrangements among service providers for payment of Interconnection Usage Charges for Telecommunication Services, covering Basic Service, which includes WLL (M) services, Cellular Mobile Service Providers and Long Distance Operators throughout the territory of India & ILD operators. The TRAI has issued IUC Regulation (1 of 2005) dated January 6, 2005 and implemented from February 1, 2005. In this IUC amendment, the authority emphasized lower tariffs and linked high sustained subscriber growth. Plans for consistent decline in tariffs to give sustained boost to subscriber growth and teledensity. Methodology of imposing ADC per minute charge kept unchanged. Only the Access Deficit Charge has been changed, ADC on long distance calls & international calls has been reduced. Further, in the amended IUC regulation, BSNL only, and not the other fixed lines operators, will receive ADC on all incoming international calls and outgoing calls from Mobile/WLL(M). This regulation, however also envisages that all the operators will continue to receive the same ADC as per earlier regime but the receipts of MTNL on account of ADC will reduce drastically after the implementation of this amended regulation. Accordingly, MTNL had challenged the regulation in TDSAT and the case was under consideration. The TDSAT did not grant any stay and the regulation has been implemented from 1st February 2005. TDSAT on July 27, 2006 dismissed the same with no orders as to costs. The TRAI has issued IUC Regulation (1 of 2006) dated 28th February, 2006 which was implemented from 1st March 2006. In this IUC amendment, methodology of imposing ADC was changed from a 'per minute basis' charge to a '% of AGR basis' charge.  The ADC is now payable by MTNL @ of 1.5% of the AGR for Mobile services only.  In addition, the ADC on international calls has also been reduced on a per minute basis.

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

In January 2001 the DOT issued guidelines for basic services, including provisions for wireless access systems limited within the local area. In April 2001, the Indian government announced that all basic licensees, including us, may offer wireless-in-local loop services under their basic service licenses. On August 26, 2005 the DOT clarified that Fixed wireless Service has the character of limited mobile service and, therefore, is categorized into limited mobile service within the scope of a basic service license.

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

Unified Access License

In November 2003, the DOT issued guidelines for the Unified Access (Basic and Cellular) Services License; which permit the provision of both basic and cellular services (with mobility) within a service area.  We have not made a decision as to whether to secure a Unified Access License.

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

On May 10, 2006 MTNL was awarded a license for providing National Long distance (NLD) service. Since then we carry our own domestic long distance service between Mumbai and Delhi.

International Long Distance

The Indian government has recently issued licenses to several private sector companies for the provision of international long distance services. In addition, the Tata Group, which controls Tata Teleservices, acquired a controlling interest in VSNL, which had been government-controlled.

On our application, the government of India has issued us a letter of intent for an international Long Distance Service License. As desired by the licensor, insertion of certain clauses in our Memorandum and Articles of Association and Shareholders Agreement is in process. We have submitted our papers and required Bank Guarantee in this regard. In consultation with DOT, our subsidiary MTL has been entrusted the work of laying submarine cable for international traffic for use by both BSNL and MTNL, with joint ownership.

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

We believe that as of January 31, 2006 there were approximately 395 licenses for providing Internet services issued in India.

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

MTNL has reduced drastically the ISD tariff with effect from October 2, 2004. MTNL is offering different STD rates for different locations. Call from Mumbai to Maharashtra & Goa @Rs. 1.65 per minute. MTNL has increased the pulse rate between Delhi & Mumbai for Basic to Basic of MTNL network from 37.8 sec. to 180 sec. uniform for all plans excluding One India Plan. For all other places STD rate is flat Rs. 2.40 per minute from Fixed, WLL(M) & Cellular service. ISD rates in two category as under:

Uniform pulse rates (per minute) across all Plans

Country	From Basic & WLL (M)		From Cellular Postpaid	From Cellular Prepaid
	Delhi	Mumbai
USA, UK, Canada and all countries with 001 access, Singapore, Malaysia, Hong Kong, Indonesia, Thailand	Rs. 8.00	Rs. 9.00	Rs. 9.00	Rs. 6.67
Europe, Gulf, Asia, SAARC & Africa	Rs. 12.00	Rs. 18.00	Rs. 18.00	Rs. 10.00
Rest of World	Rs. 36.00	Rs. 18.00	Rs. 18.00	Rs. 30.00

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

Briefly, the Authority has fixed revised ceiling tariff for the most commonly used capacities/speed i.e. 64 kbps, 128 kbps, 256 kbps, E1 (speed of 2 Mega bits per second), DS-3 (speed of 45 Mega bits per second) and STM-1 (speed of 155 Mega bits per second). The revised ceiling tariffs (for distance slab above 500 Km) in respect of DLC are summarized in the Table given below:

Capacity / Speed	Ceiling Tariff (Rs. in lakhs)
64 Kbps	0.44
128 Kbps	0.79
256 Kbps	1.36
E1 (2 Mbps)	8.50
DS-3 (45 Mbps)	62
STM-1 (155 Mbps)	165

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

Item 4A. Unresolved Staff Comments

Not applicable.

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

•	continued consolidation in the industry;

•	further rate reductions as a result of intensifying competition or tariff reductions;

•	new interconnect agreements, including with BSNL;

•	license fee revisions, including revisions that may be applied retroactively;

•	our procuring a unified license regime;

•	the benefits of our new National Long Distance License obtained in May, 2006;

•
our laying a submarine cable jointly with BSNL from both the east and west coasts of India to Malaysia and the Middle East, respectively, to carry voice and data traffic with the intent to further extend to USA and Europe

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

Critical Accounting Policies and Estimates

For fiscal year 2006, we have prepared the consolidated financial statements in accordance with US GAAP, and the financial statements for the years ended March 31, 2004 and March 31, 2005 are also so presented.

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

For the year ended March 31, 2006, a 10% increase or decrease in the rates for call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.2,874 million. A 2% increase or decrease in metered call units in respect of fixed line call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.513 million for the year ended March 31, 2006 respectively. Further, a 5% increase or decrease in rental charges would have increased or decreased the total revenue by approximately Rs.845 million, as applicable, while a 5% increase or decrease in rates for interconnection services would have increased or decreased the total revenue by approximately Rs.14 million.

License Fees. We are paying license fee and spectrum charges to DOT in accordance with conditions governing license fee for Basic Telephone Service and Cellular Telephone Service prescribed by DOT under the Revenues Sharing Regime, whereby license fee is computed at a specified percentage of adjusted gross revenue. The license fee is expensed as incurred. In view of the uncertain political environment and the fact that the license fee is determined on the basis of guidelines prescribed by regulatory authorities, the license fees is subject to change in the event any of these guidelines are modified subsequently with retrospective effect. During the year ended March 31, 2006, the applicable percentage of license fee was 10%. A change in the specified percentage to 12% or 8% would have increased or decreased the license fee charges by approximately Rs.714 million and Rs.793 million, respectively. During the year ended March 31, 2006, the Company has accounted for a reversal of license fees amounting to Rs 3,408 million. Refer discussion in the ‘Comparison of Year Ended March 31, 2006 with Year Ended March 31, 2005’ under analysis of Results of Operation below.

Network Charges. Charges associated with access to and interconnection to other operators’ network by the Company for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by TRAI, where applicable, and in accordance with the terms of agreements entered into with other operators. TRAI regulation specifies per minute charges for metered call units (MCU) of traffic terminated on the other operators’ network. In view of the uncertain political environment and the fact that the network charges are determined on the basis of guidelines prescribed by regulatory authorities, the network charges are subject to change in the event any of these guidelines are modified subsequently with retrospective effect. An additional amount of Rs.3,809 million has been accounted as networking charges in the statement of income as part of cost of revenues for the year ended March 31, 2006. Refer discussion in the ‘Comparison of Year Ended March 31, 2006 with Year Ended March 31, 2005’ under analysis of Results of Operation below.

Pension and Other Retirement Benefits. We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines. In addition, we also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences and the fact we have not invested pension and other retirement benefit funds to cover retirement liability may result in a significant impact to the amount of pension and other retirement benefit expense recorded by us. Holding all other factors constant, a 100 basis point decrease or increase in the discount rate would increase or decrease the projected pension and postretirement benefit obligations by approximately Rs.7,418 million and Rs. 5,709 million respectively.

Income Taxes. In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance. The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax assets will be recoverable. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations. The enacted tax rate applicable to the Company was 33.66% during the year ended March 31, 2006. A 1% increase or decrease in the tax rate to 34.66% or 32.66% would have increased or decreased the income tax expense for the year by Rs. 42million.

Legal Contingencies. As discussed in Note 22 to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us. We have accrued amounts as appropriate that represent our estimate of the probable outcome of these matters. The judgments we make with regard to whether to establish a reserve are based on an evaluation of all relevant factors by internal and external legal counsel, as well as subject matter experts and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Claims are continually monitored and reevaluated as new information is obtained. We may not establish a liability for a particular matter until long after the litigation is filed, once a liability becomes probable and estimable. The actual settlement of such matters could differ from the judgments made in determining how much, if any, to accrue. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Recoverability of DOT Receivables. We are a Government Company under the Indian Companies Act. As of March 31, 2006, the Government owned 56.25% of our issued share capital. Consequently, the Government, acting through the DOT, continues to control us and will have the power to determine the outcome of transactions with the DOT or the assertion of claims against the DOT. We also provide and receive services to/from other Governmental departments and other public sector organizations on normal commercial terms. [Refer Notes 3, 19, 22 and 25] to the consolidated financial statements for a further discussion on our related party transactions and significant risks and uncertainties. The receivables from DOT constitute a significant portion of our assets and our assessment of the recoverability of these assets involves critical accounting estimates. The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for these assets could have been materially impacted. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

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

Estimated Useful Lives of Property And Equipment. We estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods. Further, property and equipment are being depreciated over their useful lives which exceed the license term since the Company believes that its licenses will be extended beyond their current term. A one-year decrease or increase in the useful life of these assets would have increased or decreased depreciation expense by approximately Rs.297 million and Rs.412 million, respectively.

Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future undiscounted cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group. If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows. If impairment is indicated, the asset or asset group is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell. The discounted cash flows calculation uses various assumptions and estimates regarding future revenue - which is a factor of the future subscriber base and the average revenue per subscriber, expenses, terminal values of the assets and the cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors including adverse regulatory and legal rulings. We carried out an impairment review of our long lived assets in 2006 triggered by reduction in our revenues and increased competition. Based on our review, the expected future cash flows directly associated with the asset groups exceed their carrying amount and hence there is no impairment of long lived assets in 2006.

Impairment of Held to Maturity Securities. We have invested Rs. 1,000 million in 8.75% cumulative preference shares of ITI Limited (“ITI”) and Rs 2,500 million in bonds issued by Maharashtra Krishna Valley Development Corporation (“MKVDC”), a wholly owned subsidiary of Government of Maharashtra.

The ITI share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to MTNL endorsing the investment and also provides MTNL a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI in connection with MTNL’s purchase of exchanges and cable supplies.

As of September 30, 2005, ITI had not redeemed the first tranche amounting to Rs. 200 million as per the repayment schedule and ITI had requested MTNL for an extension on the redemption dates. However MTNL had not accepted ITI’s request and has looked to the DOT's letter of comfort and requested settlement of the first repayment tranche of Rs. 200.

As of September 30, 2006, ITI has not redeemed both the first and second tranches amounting to Rs. 200 million each as per the original repayment schedule.

Management has evaluated the investment in ITI for impairment, on the basis that the first and second tranches for repayment have not been settled by ITI.  Management has evaluated the financial condition and business outlook of ITI including the new purchase orders received by ITI for supply of GSM equipment from BSNL and the Company.  The Company currently has account payable to ITI of Rs.321 million as at March 31, 2006 which, pursuant to the share agreement, the Company can legally settle against the repayments owing under the cumulative preference shares.  In addition, the Company has the intend and ability to retain the debt security for a period of time sufficient to allow for anticipated recovery in value.

Based on this evaluation and specifically considering that the share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to MTNL endorsing the investment and also provides MTNL a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI, management has concluded that the debt security is not impaired.

The MKVDC bonds have a coupon rate of 11.5% per annum and are redeemable at the end of the 10th year from the date of allotment (May 31, 2002). The repayment of these bonds is guaranteed by the Government of Mahrashtra. Based on our assessment of carrying value of investment in MKVDC bonds we believe that there is no impairment of investments as of March 31, 2006.

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

We only began receiving interconnect payments in respect of incoming international long distance calls since April 1, 2002, when several interconnect agreements, including our agreement with VSNL, took effect. In fiscal 2006, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of TRAI’s Interconnect Usage Charges Regulation 2003 (1 of 2003) implemented from May 1, 2003 and modified by Interconnect Usage Charges Regulation 2003 (2 of 2003) effective February 1, 2004. For April 2003, these charges were accounted per the earlier arrangement. Call revenue is generally a function of the number of access lines in service, the volume of traffic carried and the level of call charges. Telephone and other rental revenue is a function of the number of access lines in service and the rental tariffs we charge. Public call office revenue is driven by the number of MTNL public call offices, the volume of traffic carried and the level of call charges. Interconnect revenue is a function of the contractual and legal/regulatory rates prescribed for interconnection and the level of call volumes originating from sources that pay interconnect fees. From March 31, 2000 to March 31, 2006 growth in our call office revenue, telephone and other rentals and public call revenue was driven primarily by growth in the number of access lines in service, the increased rental per line with effect from February 1, 2001, and the number of public call offices in operation. While the volume of traffic we have been carrying has been increasing, the increase in certain periods has been more than offset by declining tariffs. Growth in interconnect revenue was driven primarily by growth in the number of access lines in service and the volume of traffic coming into our network.

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

As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies that, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees. Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages. During the year ended March 31, 2005, MTNL implemented a Voluntary Retirement Scheme (VRS) for executive as well as non-executive employees. Under the scheme, the eligible employees were given an option to voluntarilty take retirement from service and make their choice within the specified period of time. The scheme provided for ex gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment. As of March 31, 2006, a total of 3,947 employees retired under this scheme.

During the year ended March 31, 2006, MTNL implemented two more Voluntary Retirement Schemes for executives and non executives respectively. Under the schemes, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time. The schemes provide for ex-gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment.

The Executive employees exercised their options during the year ended March 31, 2006. Under this scheme, MTNL’s obligation amounted to Rs. 677 million for the year ended March 31, 2006. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs.48 million and Rs.136 million respectively for the year ended March 31, 2006. The Non executive employees were to exercise their options from March 20, 2006 to April 10, 2006. Under the scheme 312 employees exercised their options till March 31, 2006 and 1,069 subsequent to March 31, 2006. MTNL’s obligation amounted to Rs. 227 million for those who exercised their option before March 31, 2006. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs. 17 million and Rs. 49 million respectively for the year ended March 31, 2006.

License fees and network utilization charges. Under our previous arrangement with the DOT, the license fee for providing basic services was fixed at Rs.900 per access line in service. This arrangement expired on March 31, 2000. In the absence of any new arrangement with the DOT, we continued to pay license fees during fiscal 2001 on the same terms as our previous arrangement. On April 9, 2001, the DOT communicated that the annual license fee will be revised and shall be payable at 12% of adjusted gross revenue from basic telephone service effective from August 1, 1999, as applicable to private operators from that date. On September 5, 2001, the DOT amended its position and indicated that the date from which the revised license fees will be payable will be notified later. Accordingly, the Company paid license fees based on the earlier arrangement up to the year ended March 31, 2001 and on the revised basis from April 1, 2001 onwards. Subsequent to the year ended March 31, 2004 in a meeting with DOT it has been agreed that the license fee is payable at 12% of the adjusted gross revenue with effect from August 1, 1999 and the charges for the same have been accrued in the year ended March 31, 2004. Further, license fee has been revised at 10% of Adjusted Gross Revenue with effect from April 1, 2004. Under our previous arrangement with BSNL, we paid network utilization charges to BSNL as a fixed percentage of the amount of usage and other charges billed to our customers for our services. Our network utilization arrangement with BSNL expired on March 31, 2001. To date no agreement for networking charges has been entered into which determines the basis of revenue sharing for incoming or outgoing domestic long distance or subscriber trunk dialing calls through interconnection with BSNL’s network. In absence of the same, for fiscal 2003, the interconnection charges on domestic long distance calls have been accrued on the basis of the rates that were payable by other basic service operators in the country. We are in the process of finalizing a new agreement with BSNL.

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

Inflation

Inflation in India, as measured by the Indian consumer price index, was 4.1% in fiscal 2003, 5.5% in fiscal 2004 and 5.01% in 2005. Energy price spikes may affect this in the current year. We do not believe that inflation in India has had a material impact on our results of operations in recent years. However, the TRAI has been granted the authority to determine tariffs, and we are therefore restricted in our ability to increase tariffs to compensate for inflation. As a result, inflation could adversely affect our results of operations. See “Information on the Company—Business Overview—Tariffs and Other Charges.”

Effect of New Accounting Pronouncements

There are a number of new accounting standards that have been issued that will affect our information presented in accordance with US GAAP. For a description of these recent pronouncements, please see Note 2 to our consolidated financial statements included elsewhere in this form.

Other Matters

See “Information on the Company—Business Overview—Legal Proceedings” and Note 22 to our consolidated financial statements for information on our contingent liabilities.

We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships. We have investments in Nepal and Mauritius and are currently examining several other opportunities. We invested Rs.33.35 million in fiscal 2004 on the Nepal venture, and in respect of the Mauritius operations, Rs.167.71 million in fiscal 2005 and Rs.212.59 million in fiscal 2006.

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

During the years ended March 31, 2004 and 2005, we had not considered cellular services to be a reportable segment since it did not meet the thresholds of significance. However as the cellular services have met the thresholds of significance during the year ended March 31, 2006, we have disclosed the segment information for the year ended March 31, 2006 as well as for the prior years.

During the current year the Company has started operations in Mauritius. However, as the operations are insignificant as compared to the overall business of the Company, the same have not been considered for separate segment disclosure. During the year ended March 31, 2005, and March 31, 2006 no single customer has contributed for revenue in excess of 10% of total revenue.

The amounts reviewed by the CODM are based on internal accounting policies of the Company which are different from US GAAP.

Results of Operations

The following table sets forth selected income statement data expressed as a percentage of revenue for the period indicated, derived from financial statements that are prepared in accordance with US GAAP, included on pages F-1 to F-33 of this annual report.

	Fiscal Years Ended March 31,
	2004	2005	2006

Revenues	100%	100%	100%
Cost of revenues (excluding depreciation shown separately below)	(62.7%)	(62.8%)	(69.1%)
Selling, general and administrative expenses (excluding depreciation shown separately below)	(16.4%)	(18.5%)	(17.2%)
Depreciation	(14.2%)	(15.4%)	(17.1%)
Excess liabilities written back	1.8%	2.6%	1.7%
Income / (loss) from operations	8.5%	5.9%	(1.7%)
Interest and other income, net	2.8%	5.3%	5.1%

Income before income taxes and share of losses from affiliate	11.3%	11.2%	3.4%
Income taxes	(4.2%)	(4.2%)	(1.0%)
Equity in (losses) of affiliate	-	(0.1%)	(0.1%)

Net income	7.1%	6.9%	2.3%

Comparison of Year Ended March 31, 2006 with Year Ended March 31, 2005

Revenues: Basic services: Our revenues from basic services decreased by 13% from Rs. 47,269 million for the year ended March 31, 2005 to Rs.41,219 million for the year ended March 31, 2006. The decrease was primarily driven by a decrease in fixed line call revenue, including public call office (PCO) revenue, by 12 % from Rs 26,024 million for the year ended March 31, 2005 to Rs.22,637 million for the year ended March 31, 2006 and a decrease in interconnect revenue by 41% from Rs. 4,729 million for the year ended March 31, 2005 to Rs.2,809 million for the year ended March 31, 2006 and a 1.5% decrease in telephone and other rentals and broadband revenue from Rs.15,557 million for the year ended March 31, 2005 to Rs.15,338 million for the year ended March 31, 2006.

Call revenue has gone down as a result of decrease in average number of connections from 4,372,862 connections during the year ended March 31, 2005 to 4,127,530 connections during the year ended March 31, 2006. There was also net decrease of 2,855 million units in billed Metered Call Units (“MCU”), from 30,087 million units during the year ended March 31, 2005 to 29,006 million units during the year ended March 31, 2006. Further, the call tariff rates were reduced during the current year due to increased competition in the market, resulting in a fall in average revenue per connection per month from Rs.819 during the year ended March 31, 2005 to Rs.805 during the current year, a decrease of Rs.14 per connection per month.

The interconnect revenue has declined due to reduction of Access deficit charges (ADC) w.e.f February 2005, ADC regime has changed and ADC payments to MTNL were discontinued in the year 2005-06.

Cellular services: Our revenues from cellular services increased by 89% from Rs. 2,874 million for the year ended March 31, 2005 to Rs.5,449 million for the year ended March 31, 2006. The increase was primarily driven by an increase of 790,302 in the average number of cellular subscribers from 621,123 as of March 31, 2005 to 1,411,425 as of March 31, 2006. Due to increase in subscribers, our income from roaming and prepaid trump also increases by Rs.1,986 million from Rs.1,861 million for the year ended March 2005 to Rs.3,847 million for the year ended March 2006.

Cost of Revenues: Basic services: Our cost of revenues has decreased from Rs.30,128 million for the year ended March 31, 2005 to Rs.29,595 million for the year ended March 31, 2006. The decrease is due to a decrease in license fees by 100% from Rs.4,665 million for the year ended March 31, 2005 to Rs.62 million for the year ended March 31, 2006 and a decrease in the staff cost by 7% from Rs.14,806 million for the year ended March 31, 2005 to Rs.13,828 million for the year ended March 31, 2006. The decrease is offset by an increase in interconnect charges by 66% from Rs.7,321 million for the year ended March 31, 2005 to Rs.12,173 million for the year ended March 31, 2006.

The interconnect charges have increased during the current year mainly on account of the settlement reached with BSNL for the periods up to and including March 31, 2005 In the earlier years we had disputed the interconnect charges claimed by BSNL on account of being not adequately supported. However, during the year ended March 31, 2006, the DOT had constituted a three member committee from its Telecommunications Department comprised of the Member (Production), Member (Finance), and Deputy Director General (Business Solutions) to resolve the various disputes relating to networking charges. Based on the recommendations of the Committee vide their minutes dated January 2006, DOT has settled the disputes on the networking charges for the period from 2000 to 2005. Accordingly, an amount of Rs.3,809 million has been accounted as networking charges in the statement of income for the year ended March 31, 2006.

The license fee as discussed earlier is a factor of the Adjusted Gross Revenues (“AGR”) which in turn is affected by the revenues for the year and the interconnect charges which are allowed as one of the deductions from the revenue to arrive at AGR. Thus the decrease in license fee is directly correlated to the increased interconnect charges which we have accrued during the year as part of the settlement with BSNL and DOT. An 7% decrease in the revenue for the year has decreased the AGR by 24%.Further, during the year we have received an NLD license from the DOT.One of the prerequisites for obtaining an NLD license is the absence of any dues towards DOT on account of License fees for one’s existing services. We have also received a provisional assessment letter from DOT confirming that all amounts demanded as of and for the periods upto March 31, 2005 have been received from MTNL In view of the above we have reversed excess license fees accrued in years upto March 2005.,amounting to Rs 3,408 which accounts for over 90% of the variation in the License fees.

The decrease in staff cost by 7% is a direct result of the VRS schemes offered by the Company. Approx.imately 2,000 employees had opted for VRS during the year ended March 31, 2005 resulting in a charge of Rs 1,381 million. A further 1000 employees have opted for VRS during the current year. The charge for the current year is Rs 666 million thus leading to a 5% downward variation as compared to last year Also during the current year approximately 950 employees have retired due to normal age retirement. All these factors have resulted in a lower wage/salary outgo and also entailed lower charges for the current year viz-a-viz last year.The expense for medical benefits has reduced from Rs 2605 million to Rs 2,043 million for the current year accounting for 3% of the total variation in the staff cost

Cellular services: Our cost of revenues has increased by Rs.1,280 million from Rs.1,393 million for the year ended March 31, 2005 to Rs.2,673 million for the year ended March 31, 2006. The increase is due to a increase in interconnect charges by Rs.798 million from Rs.545 million for the year ended March 31, 2005 to Rs.1,343 million for the year ended March 31, 2006, increase in license fees by Rs.182 million from Rs.309 million for the year ended March 31, 2005 to Rs.491 million for the year ended March 31, 2006 and increase in the staff cost by Rs 148 million from Rs.71 million for the year ended March 31, 2005 to Rs.219 million for the year ended March 31, 2006.

As regards license fees payable as a percentage of the Adjusted Gross Revenues (“AGR”), the increase is basically due to 100% increase in cellular revenue as compared to the last year.

Selling, General and Administrative Expenses (SG&A)

Basic services: Our selling, general and administrative expenses have gone down by 25% from Rs.8,715 million during the year ended March 31, 2005 to Rs.6,529 million during the year ended March 31, 2006. The decrease is mainly on account of decrease in the charge accrued for provision required against potential bad debt. This accounts for 22% of the overall the 25% fall in SG&A expenses. Company reassessed its provision against doubtful debtos and concluded that we had been proactive in our doubtful debtor’s provisioning in the previous years .During the current year the Company has written back Rs 248 million of this provision as against a charge of Rs 1,137million last year. The fall in the staff cost from Rs 6,405 million to Rs 5,792 million accounts further for a 7% fall in the SG&A.expenses.

Cellular Services: Our selling, general and administrative expenses have gone up by Rs 712 million from Rs.446 million during the year ended March 31, 2005 to Rs.1,158 million during the year ended March 31, 2006. The increase is primarily on account of a increase in charge accrued for provision required against potential bad debt by Rs 589 million from Rs 191 million for the year ended March 31, 2005 to Rs.780 million for the year ended March 31, 2006, increase in the staff cost by Rs 42 million from Rs.37 million for the year ended March 31, 2005 to Rs.79 million for the year ended March 31, 2006 and increase in advertisement expenses by Rs.52 million from Rs.30 million for the year ended March 31, 2005 to Rs.82 million for the year ended March 31, 2006.

Income from Operations

Basic Services: Our income from operations has fallen by Rs.3,985 from income from operation of Rs.2,559 million for the year ended March 31, 2005 to loss from operation of Rs.1,426 million for the year ended March 31, 2006. The decrease is mainly attributable to a 12% decrease in revenue from Rs.47,269 million for the year ended March 31, 2005 to Rs.41,219 million for the year ended March 31, 2006, increase in the cost of revenues from Rs.30,128 million for the year ended March 31, 2005 to Rs.29,595 million for the year ended March 31, 2006. There has also been decrease in the selling, general and administrative expenses by 25% from Rs.8,715 million for the year ended March 31, 2005 to Rs.6,529 million for the year ended March 31, 2006. As against the 12% reduction in revenues, our selling, general and administrative expenses have gone down by 25%. Further excess liability written back has declined by Rs. 470 million from Rs.1,291 million for the year ended March 31, 2005 to Rs. 821 for the year ended March 31, 2006.

Cellular Services: Our income from operations has increased by 88% from Rs.510 million for the year ended March 31, 2005 to Rs.963 million for the year ended March 31, 2006. The increase is mainly attributable to 99% increase in revenue from Rs.2,874 million for the year ended March 31, 2005 to Rs.5,449 million for the year ended March 31, 2006, offset by increase in the cost of revenues from Rs.1,393 million for the year ended March 31, 2005 to Rs.2,673 million for the year ended March 31, 2006. As against the 99% increase in revenues, our selling, general and administrative expenses have gone up by 159% from Rs.446 million for the year ended March 31, 2005 to Rs.1,158 million for the year ended March 31, 2006.

Interest and Other Income: During the year ended March 31, 2006, our interest and other income has decreased by 11% from Rs.2,670 million for the year ended March 31, 2005 to Rs.2,388 million for the year ended March 31, 2006. The decrease is attributable to a 41% decrease in interest and other income from Rs.1,329 million for the year ended March 31, 2005 to Rs.787 million for the year ended March 31, 2006, offset by 19% increase in interest from bank deposit from Rs.1,341 million for the year ended March 31, 2005 to Rs.1,601 million for the year ended March 31, 2006.

The decrease in interest and other income was mainly due to an recognition of interest on income tax for the year ended march 31, 2005 amounting to Rs. 665 million as compare to the nil for the year ended March 31, 2006.

Income Taxes: The income tax expense has reduced by 79% from Rs.2124 million for the year ended March 31, 2005 to Rs.437 million for the year ended March 31, 2006. The decline is attributable to a decrease in the current tax expense by 171% from Rs.3,400 million for the year ended March 31, 2005 to Rs.1,253 million for the year ended March 31, 2006, further deferred tax income decreased by 88% from Rs.1,276 million for the year ended March 31, 2005 to Rs.861 million for the year ended March 31, 2006.

The current tax expense has fallen due to a 60% reduction in the taxable income (as per the applicable tax laws) from Rs.9,278 million for the year ended March 31, 2005 to Rs.3,722 million for the year ended March 31, 2006, which resulted in an equivalent 37% reduction in the expense. Further applicable tax rate in India which has decreased resulted in a 8% decrease in the current tax expense.

The decrease in the deferred tax income during the current year is driven by a decrease in deductible temporary differences by 125% as compared to the previous year, which has resulted in an equivalent 125% reduction in deferred tax income, and further by a decrease in the applicable tax rate in India which has resulted in a 8% decrease in the deferred tax income.

Comparison of Year Ended March 31, 2005 with Year Ended March 31, 2004

The following comparison of our results of between 2005 and 2004 has not been provided on a segment basis since the results of our celluar segment for both the years were immaterial to our consolidated results of operation.

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

LIQUIDITY AND CAPITAL RESOURCES

A summary of our cash flows appears below:

	(in millions of Rs.)
	Year Ended March 31
	2004	2005	2006
Net cash provided by the operating activities	19,885	15,006	6,006
Net cash used in investing activities	(16,706)	(12,706)	(7,975)
Net cash from financing activities	(3,198)	(4,630)	(3,951)
Net increase/(decrease) in cash and cash equivalents	(19)	(2,330)	(5,920)
Cash and cash equivalents at the beginning of the year	9,910	9,891	7,561
Cash and cash equivalents at the end of the year	9,891	7,561	1,641

We have historically met our working capital and capital expenditure requirements principally from cash flows generated from operations. We have also from time to time undertaken external borrowings. As of March 31, 2006, we had no borrowings. We expect to meet our planned capital requirements for the next two years primarily from cash flow generated from operations, together with existing cash balances and supplemented by market borrowings, whenever required. At March 31, 2006, we had cash and cash equivalents of Rs.1.64 billion and liquid short term investments in bank deposits of Rs. 19.02 billion. We anticipate capital expenditures of approximately Rs.3,923 million in fiscal 2007. We do not expect to have any liquidity problem in regard of possible adverse results in our pending litigations as we would expect to discharge any obligations from cash on hand. We have significant amounts due from related parties, which if not settled, would significantly impact cash flow from operations. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

Operating Activities

Net cash flow from operating activities was Rs.15.01 billion in fiscal 2005 and Rs 6.06 billion in fiscal 2006. The decrease in cash generation from operating activities during the current year is primarily attributable to a decrease in the net income from Rs.3.41 billion for the year ended March 31, 2005 to Rs.1.07 billion for the year ended March 31, 2006, a decrease in the amounts due to related parties from Rs.11.33 billion as at March 31, 2005 to Rs.6.09 billion as at March 31, 2006, an increase in the other receivables from Rs.4.05 as at March 31, 2005 to Rs.8.8 billion as at March 31, 2006. Net cash flow from operating activities was Rs.19.9 billion in fiscal 2004 and Rs.15.01 billion in fiscal 2005. The decrease in cash generation from operating activities during the year ended March 31, 2005 was primarily attributable to a decrease in the net income from Rs.4.35 billion for the year ended March 31, 2004 to Rs.3.41 billion for the year ended March 31, 2005, an increase in amounts due from related parties from Rs.23.58 billion as at March 31, 2004 to Rs.27.79 billion as at March 31, 2005, a lesser increase in the accrued employee costs from Rs.10.51 billion during the year ended March 31, 2004 to Rs.5.47 billion during the year ended March 31, 2005, as offset by a lesser increase in gross accounts receivable balances and unbilled revenues from Rs.11.19 billion during the year ended March 31, 2004 to Rs.0.34 billion during the year ended March 31, 2005.

Investing Activities

Net cash used in investing activities decreased from Rs.12.71 billion for fiscal 2005 to Rs.7.98 billion for fiscal 2006. This is mostly due to a decrease in the investment made in short term bank deposits from Rs.2.08 billion during the year ended March 31, 2005 to Rs.1.29 billion during the year ended March 31, 2006 and a decrease in the purchase of fixed assets from Rs.10.71 billion during the year ended March 31, 2005 to Rs.6.72 billion during the year ended March 31, 2006. Net cash used in investing activities decreased from Rs.16.71 billion for fiscal 2004 to Rs.12.71 billion for fiscal 2005. This was mostly due to a decrease in the investment made in short term bank deposits from Rs.7.39 billion during the year ended March 31, 2004 to Rs.2.07 billion during the year ended March 31, 2005 and offset by an increase in the purchase of fixed assets from Rs.9.34 billion during the year ended March 31, 2004 to Rs.10.71 billion during the year ended March 31, 2005.

Financing Activities

Net cash used in financing activities has decreased from Rs.4.63 billion for fiscal 2005 to Rs.3.95 billion for fiscal 2006. This decrease is on account of a decrease in the amounts of cash dividends paid from Rs.4.63 billion during the year ended March 31, 2005 to Rs.3.95 billion during the year ended March 31, 2006. Net cash used in financing activities had increased from Rs.3.19 billion for fiscal 2004 to Rs.4.63 billion for fiscal 2005. This increase was on account of an increase in the amounts of cash dividends paid from Rs.3.19 billion during the year ended March 31, 2004 to Rs.4.63 billion during the year ended March 31, 2005.

Contractual Obligations

The following table shows our contractual payment obligations for the specified future periods:

	(in millions of Rs.) Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations (capital commitments)	3,923	3,923	—	—	—
Pension and other post-retirement obligations	31,119	2,425	2,176	2,879	23,639
Total	35,042	6,348	2,176	2,879	23,639

MTNL is obligated to pay license fees and spectrum charges to DOT in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The specified percentage for license fees on fixed line services and cellular services were 12%, 10%, 10% of the Adjusted Gross Revenue (“AGR”) for the years ended March 31, 2004, 2005 and 2006 respectively.

We do not expect to have any difficulty repaying such amounts, and may do so entirely from cash flow generated from operations. As of March 31, 2006, we had no debt outstanding and no credit facilities.

Off-Balance Sheet Arrangements

As of March 31, 2006, we were not a financial guarantor of obligations of any unconsolidated entity, and we were not a party to any similar off-balance sheet obligation or arrangement.

Capital Expenditure

See “Property, Plant and Equipment - Network Modernization” for a discussion of our capital requirements for capital expenditures.

RESEARCH AND DEVELOPMENT

We did not incur research and development expenditures in the last three fiscal years.

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

We currently have seven directors, four of whom are our most senior officers. We refer to these directors as "full-time directors". Our Executive Director, Mumbai and our Executive Director, Delhi are ex-officio members of the Board. Two of our directors are officers of the DOT. Finally, there is one director who is neither our employee nor employee of the DOT. We refer to these directors as "part-time" directors". All of our directors were appointed by the DOT. Five board seats are currently vacant i.e. two ex-officio director and three part-time directors.

The business address of each of the directors is our registered office. The names of our current directors, their ages and their positions as at the date of this report appear below:

Name	Age	Position
R.S.P. Sinha	55	Director(1) / Chairman-cum-Managing Director
V. Shivkumar	57	Director(1) / Director(Personnel)
Kuldeep Singh	52	Director(1) / Director (Technical)
Anita Soni (Ms.)	53	Director(1) / Director (Finance)
M. Sahu	52	Joint Secretary (3), Department of Telecommunications
Annie Moraes (Ms.)	50	Director (3) / Dy. Director General, Department of Telecommunications
S. Balasubramaniam	63	Director(4)

(1) Full-time director; (2) Director ex-officio; (3) Government director; (4) part-time directors

Other Principal Executive Officers

The business address of each of our principal executive officers is our registered office. In addition to those officers who are members of the board of directors, our principal executive officers and their ages and positions as at the date of this report are as follows:

Name	Age	Position
K.C. Gupta	57	Executive Director, Operation
S.C. Ahuja	59	Company Secretary

Mr. R.S.P. Sinha has been our Chairman and Managing Director since November 2003 and a member of our board as Director (Fin) since April, 2002. Prior to joining us, he was Director (Finance) of Videsh Sanchar Nigam Ltd. He is a Fellow Member of the Institute of Cost & Works Accountants of India. Mr. Sinha has 22 years experience in senior financial positions both in the private sector and the public sector, including 11 years experience as full-time director of the board of Public Sector Undertakings. Mr. Sinha worked as Director (Finance) on the board of VSNL from January 1999 to February 2002 and Director (Finance), MTNL from April, 2002 to October 2003.

Mr. V. Shivkumar has been our Director (Human Resources) and a member of our board since April, 2002. He has a Post Graduate Degree in Personnel Management & Industrial Relations, a Post Graduate Diploma in Industrial Engineering & Management and Bachelor of Law Degree from Jabalpur University. Prior to joining us he served as the Executive Director (HR) at Bharat Earth Movers Ltd.

Mr. Kuldeep Singh has been our Director (Technical) and a member of our Board since December 9, 2004. He is an Engineering graduate with master in business administration. Mr. Singh joined the Indian telecom services in 1979. He has more than 31 years experience in the field of computers & telecommunications. Before being appointed as Director (T) on the board of MTNL, he worked as GM in MTNL for more than 4 years. Prior to this, he worked in DOT, Overseas Communication Services and National Informatic Centre in various responsible positions.

Ms. Anita Soni has been our Director (Finance) since April 26, 2005. Mrs. Soni joined Indian Postal Telecommunications finance services of the Government of India in 1977. She has Master of Arts (Economics Honours) from Punjab University. She has more than 28 years experience as a senior finance Executive in Indian P & T (Finance & Accounts) Service. Before joining MTNL as Director (Finance), she held positions in DOT, MTNL, and BSNL and has experience in all aspects of telecom finance. She is on the panel of experts of the International Telecom Union (ITU), and has participated in various ITU projects.

Mr. M. Sahu has been a member of our Board since September 16, 2005, and is presently working as Joint Secretary in the Department of Telecommunications. After obtaining the degree of Bachelor of Electrical Engineering in 1977, Mr. Sahu has done Post-Graduation Degree in Development Administration from the University of Birmingham, U.K. in 1993-94 with focus on Industrial Development and re-location of Industries. Prior to this, Shi Sahu worked in UNIDO as Project Director. He was working as Joint Secretary in Ministry of Environment & Forests and worked in different departments in Government of Gujarat in various capacities. He has more than 24 years of experience in Civil Service and 15 years practical experience in industries including that of more than 6 years in Government of India.

Mrs. Annie Moraes has been a member of MTNL board since April 25, 2006 and is presently working as DDG (FEB), Dept. of Telecom. She joined the Indian Post and Telecom Accounts and Finance Service in 1979. She has worked in various capacities in the Dept of Telecom and in the Public sector telecom companies. She is presently Dy. Director General (Finance and Budget) in the Dept of Telecom. Prior to this she has worked as General Manager (Finance) in MTNL. She is post graduate in Economics from Jawaharal Nehru Univesity, New Delhi. She also holds an MBA (Exec) from the University of Queensland in Brisbane, Australia.

Dr. S. Balasubramanian has been a member of MTNL Board since November 25, 2005 as Non Official part time Director. He holds an M.A. (Economics) degree, M. Phil (Economics) degree, Ph.D. (Eco.) and DDS from University of Madras. He served as professor of Economics in madras University for 28 years as well as Head of Dept of Economics for 15 years in Pfresidency college, Chennai. He has published several publications in Socio-Economics thoughts, etc. He has also served as a member of Tamilnadu Public Service Commission.

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

AUDIT COMMITTEE

The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to the various auditing and accounting matters, including the recommendation of our independent auditors,  the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. Effective April 25, 2006, the Board reconstituted the Audit Committee, now comprised of Dr. Balasubramanian, Chairman, Mr. Sahu and Mrs. Moraes. Mr. Sahu and Mrs. Moraes are Government of India employees and are not considered independent under Indian standards but under US standards we avail ourselves of an exemption from certain independence standards (See Item 16D to this Report). We are following up regularly with the DOT for early appointment of additional directors on the board so that we may reconstitute our Audit Committee to include only persons who are not MTNL or government employees and qualify as independent under Indian standards.

COMPENSATION OF DIRECTORS AND OFFICERS

The total remuneration and benefits in kind paid by us to all of our directors and executive officers as a group in fiscal 2006 was approximately Rs. 3.81 million.

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

EMPLOYEES

Employees

At June 30, 2006, we had 49,347 employees, of whom 6,701 were executive and 42,646 were non-executive employees. We seek to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and subscriber satisfaction. We have placed a special emphasis on retraining our workforce to meet the demands of modernizing our network and improving customer satisfaction.

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

We have finalized a new compensation structure for our senior executive employees. The new structure provides for higher salaries and benefits for our senior executive employees who are yet to exercise their option for MTNL.  As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies, which, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees. Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages. MTNL had also launched Voluntary Retirement Scheme (VRS) for its executive as well as non-executives in the financial year 2004-05/2005-06 and a total of 3947 employees were relieved under this scheme.

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

TRAINING

In order to deal with the new realities of competitive marketplace, MTNL has launched a massive training effort to train its workforce. Training design has been so modified to tilt the balance of training from knowledge to skill and attitude, which are key to succeed in a customer-driven marketplace. During financial year 2005-06 a total number of 3,024 non-executives and 968 executives were trained in subjects related to customer care, leadership, management and supervisory training. On IT and technology related fields, 2,808 non-executives and 1,287 executives were trained.

In addition to this, highly specialized training on GSM, CDMA and Broadband also took place for MTNL staff both in India and abroad.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information about the shareholders holding 5% or more of our outstanding equity shares as of March 31, 2006, according to our register of shareholders:

Name of Owner	Number of Shares	Percentage
Government of India (1)	354,372,740	56.25%
Life Insurance Corporation of India (2)	75,263,167	11.95%
The Bank of New York (3)	45,656,964	7.24%

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

See “Item 18. Financial Statements” and pages F-1 through F-33.

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

In February 2006, our Board of Directors recommended the payment of interim divided of Rs. 3.00 per share, amounting to a total of Rs. 1890 million to record holders of equity shares on February 21, 2006.

In June 2006, our board of directors recommended the payment of a dividend of Rs.4.0 per share, amounting to a total of Rs.2520 million, including interim dividend of Rs. 3/- per share, to record holders of equity shares on September 20, 2006. This dividend has been approved by our shareholders at our annual general meeting held on September 26, 2006. We must pay a “dividend distribution tax” at the rate of 12.5% (plus a surcharge of 10% and an add-on tax at the rate of 2% of the total dividend distribution tax and surcharge) on the total amount distributed as dividend. Currently, there is no Indian tax payable by shareholders in respect of dividends received.

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

Item 9. The Offer and Listing

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are listed on several Indian stock exchanges and were first quoted on The Stock Exchange, Mumbai on May 13, 1993. Our equity shares are also traded on the National Stock Exchange in India. The following table sets forth the high and low closing prices and average daily trading volume on The Stock Exchange, Mumbai for our equity shares for the periods indicated:

	Share price (Rs.)
Calendar period	High	Low	Average daily trading volume
2003
First Quarter	119.10	81.05	12,971,589
Second Quarter	115.40	85.00	8,489,312
Third Quarter	137	98.50	20,804,253
Fourth Quarter	141	105.80	18,238,816
2004
First Quarter	157.15	121.25	1,426,035
Second Quarter	166.45	92.90	23,242,184
Third Quarter	142.00	117.80	15,787,985
Fourth Quarter	165.10	120.00	11,633,506
2005
First Quarter	170.05	110.25	13,424,191
Second Quarter	127.00	110.00	5,379,978
Third Quarter	142.40	116.20	9,053,279
Fourth Quarter	150.35	108.00	7,890,609
2006
April 2006	228.85	181.00	7,489,140
May 2006	226.00	128.80	5,562,732
June 2006	166.95	132.75	3,680,440
July 2006	157.40	133.50	1,930,216
August 2006	163.00	138.00	1,813,443

On September 26, 2006, the closing price of our equity shares on The Stock Exchange, Mumbai was Rs.154.75.

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

The table below shows the high and low closing prices on the New York Stock Exchange for our ADSs for the period indicated.

	ADS price
Calendar period	High	Low
2002	US$7.50	US$3.63
2003	6.25	3.33
2004	9.27	5.40
2005	8.44	5.41
First Quarter	8.36	6.24
Second Quarter	6.99	6.00
Third Quarter	8.44	6.31
Fourth Quarter	7.25	5.41
2006
First Quarter	8.80	6.65
Second Quarter	9.75	8.04
April	9.55	8.04
May	9.75	6.66
June	7.63	6.19
July	7.03	5.61
August	6.81	5.95
September (through September 28, 2006)	6.91	6.45

On September 26, 2006, the closing price of our ADSs on the New York Stock Exchange was US$6.64 per ADS.

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

The Securities and Exchange Board of India has also announced SEBI Regularization Scheme, 2002, under which parties who are guilty of violating the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, will be granted general amnesty on the payment of a fine for each default during the prescribed period of time.

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

•
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

Dividends may be paid only out of our profits for the relevant year, after transfer to our reserves of a percentage of our profits for that year of not less than 2.5%. The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for that year out of our accumulated profits, subject to certain limitations. A dividend tax of approximately 14.25% (inclusive of Education surcharge) of distributed profit for a relevant period is payable by us.

The following table sets forth, for the periods indicated, the dividend per equity share and per global depositary receipt and the total amount of dividends paid on the equity shares, both exclusive of dividend tax.

For fiscal year	Dividend per equity share	Dividend per ADS/GDR	Total amount of dividends paid
	(Rs.)	(Rs.)	(millions of Rupees)
2006	4.0	8.0	2,520
2005	4.5	9.0	2,835
2004	4.5	9.0	2,835
2003	4.5	9.0	2,835
2002	4.5	9.0	2,835

The Ministry of Finance has adopted non-binding guidelines regarding the payment of dividends by “public sector undertakings (PSUs) ” which apply to us. According to the guidelines, profit-making public sector undertakings which are commercial enterprises should generally declare a minimum dividend each fiscal year of 20% of the higher of paid-up share capital as of year-end or profit after tax for the year. In the case of telecommunications, oil, petroleum, chemical and other infrastructure industries, profit making PSUs should declare a minimum dividend for each fiscal year of 30% of profit after tax for the year or 30% on equity, whichever is higher.

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

This year’s annual general meeting is scheduled for September 26, 2006.

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

MATERIAL CONTRACTS

Since April 1, 2006, we have not entered into any material contracts that were not in the ordinary course of business.

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

As of June 30, 2006 foreign direct investment in us was 17.19% of our equity shares.

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

U.S. Holders

Taxation of Dividends. Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by us in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in his ADSs or equity shares, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in Indian rupees will be includible in income in a United States dollar amount based on the United States dollar—

Indian rupee exchange rate prevailing at the time of receipt of such dividends by the depositary. Dividends received on the ADSs or equity shares will not be eligible for the dividends received deduction allowed to corporations, but generally will qualify for the reduced income tax rate for qualified dividend income, provided certain holding period requirements are met.

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

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. One may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since November 4, 2002, subject to some exceptions, we have been required to file our periodic reports electronically through the SEC’s EDGAR system. Any filings we make electronically are available to the public over the Internet at the SEC’s Website at http://www.sec.gov.

In addition, in accordance with the requirements of the New York Stock Exchange (NYSE), we have disclosed on our website significant ways in which our corporate governance standards differ from those followed by United States domestic issuers under NYSE standards is available at http://mtnl.net.in/nyse-india.doc.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2005 and 2006, there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements. To reduce credit risk, MTNL performs ongoing credit evaluation of customers. As of March 31, 2005 and 2006, BSNL and DOT accounted for more than 10% of total receivables.

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

Exchange Rate and Interest Rate Risk

We are not exposed to any material foreign currency exchange risk since our revenues and expenses are primarily in Indian rupees. We are not exposed to any material interest rate risk since we do not rely on borrowings to meet our working capital and capital expenditure requirements. As of March 31, 2006, we had no debt.

Fair Value

The fair value of MTNL’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be settled within the next twelve months.

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2006 is Rs.3,601 million as compared to their carrying amount of Rs.3,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2006 is Rs.2,208 million as compared to their carrying amount of Rs.2,406 million.

Due to the uncertainties attached to the timing of ultimate realization of restricted assets, it is not practicable to determine their fair values. The fair value of amounts due to and from related parties cannot be determined given that the amounts are with related parties. The terms of settlement are not normal commercial terms.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 13. Defaults, Dividend Arrearage and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a)  Disclosure Controls and Procedures. Our management, under the supervision of and with the participation of our Chairman-cum-Managing Director, as Chief Executive Officer and our Director of Finance, acting as Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) on March 31, 2006, the end of the period covered by this report. Based on such evaluations, our Chairman-cum-Managing Director and Director of Finance have concluded that as of March 31, 2006, our disclosure controls and procedures were not effective.  There are significant material weaknesses related to management’s inadequate knowledge and experience in application of U.S. GAAP, commensurate with our financial reporting requirements, which had led to the restatement of our financial statements for year ended March 31, 2005.

In October 2005, the Company restated its financial statements as a result of errors in its opening shareholders’ equity as at March 31, 2002, and shareholders’ equity and net income for the years ended March 31, 2003 and 2004. The errors were considered to be the result of deficiencies in our financial reporting process, and our lack of knowledge and expertise in the application of U.S. GAAP. These significant control deficiencies constituted material weaknesses in the financial statement reporting process which have not yet been remediated during the year ended March 31, 2006. We are planning to take steps to remedy the matters referred to above, which include, among other things, implementation of more detailed financial statement review procedures, documentation of information technology-related controls, documentation of internal controls as part of the implementation of Section 404 of the Sarbanes-Oxley Act, and strengthening of U.S. GAAP skills of our accounting staff on a regional basis and at the Corporate Center.

We have consulted with our audit committee and board of directors, and are planning to undertake remedial measures to make improvements as soon as practicable.

(b)  Internal Control Over Financial Reporting. Except as discussed above, there have been no significant changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are currently in the process of taking the steps described above to remediate the material weaknesses. In addition, we will continue to evaluate the effectiveness of our disclosure controls and procedures and may make such changes from time to time as we consider appropriate.

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

Beginning with the year ended March 31, 2007, Section 404 of the U.S. Sarbanes- Oxley Act of 2002 will require us to include an internal control report by management with our Annual Report on Form 20-F. The internal control report must contain: (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over our financial reporting; (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of its internal control over financial reporting; (3) management’s assessment of the effectiveness of its internal control over financial reporting as of the end of its most recent fiscal year, including a statement as to whether or not its internal control over financial reporting is effective; and (4) a statement that its independent auditors have issued an attestation report on management’s assessment of its internal control over financial reporting. We have retained consultants to assist us in this process.

Item 16A. Audit Committee Financial Expert

The Board of Directors has identified Ms. Anita Soni, member of the Audit Committee, as a “financial expert”.

Item 16B. Code of Ethics

The Company has a Code of Ethics as part of its Rules of Conduct. A copy of the Code of Ethics may be obtained upon request addressed to the Company Secretary at the Company’s principal office, indicated on the cover of this report.

Item 16C. Principal Accountant Fees and Services

Price Waterhouse, Bangalore (New Delhi office) (“Price Waterhouse”) served as our independent registered public accounting firm for the year, ended March 31, 2005 and 2006 in connection with the audit of the consolidated financial statements being filed with this annual report on Form 20-F.

The following table sets forth the remuneration that we paid to Price Waterhouse and its associated entities in 2005 and 2006 in Million Rs.:

	2005	2006
Audit Fees	3.25	5.00
All Other Fees	-	-
Total	3.25	5.00

Audit fees

Audit fees represent fees for professional services rendered for the audit of the consolidated financial statements of the Company and its subsidiaries prepared in accordance with US GAAP. Audit fees are fees agreed upon with Price Waterhouse for the fiscal years 2005 and 2006 (including related expenses) for the audit of our annual consolidated financial statements.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Two members of our Audit Committee (Ms. Anita Soni and Mr. M. Sahu) are employees of the government of India, our majority shareholder. We rely on the exemption from the independence requirements of Rule 10A-3(b)(1)(ii)(B) promulgated under the Securities Exchange Act of 1934, provided by Section (b)(1)(iv)(E) of such rule, to comply with the listing requirements of the New York Stock Exchange. We meet the requirements for this exemption as we are a foreign private issuer and neither Ms. Soni nor Mr. Sahu are executive officers of the Company. We do not believe that reliance on this exemption from independence requirements affects the ability of the Audit Committee to function independently.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-33.

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

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Mahanagar Telephone Nigam Limited and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3, 4, 19, 22 and 25, the Company has significant transactions with its parent company, the Department of Telecommunication, and other agencies and companies controlled by the Indian Government, all of which are related parties.

Price Waterhouse

/s/ PRICE WATERHOUSE

New Delhi, India

September 30, 2006

MAHANAGAR TELEPHONE NIGAM LIMITED
Consolidated Balance Sheets

	As of March 31,
	2005	2006	2006
	Indian Rupees in millions, except per share data and as stated otherwise		Convenience translation into million of US $ (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	Rs.7,561	Rs.1,641	$ 37
Short term investment in bank deposits	17,732	19,020	428
Accounts receivable, net	2,637	2,779	62
Due from related parties	8,250	2,551	57
Inventories	1,866	1,448	33
Unbilled revenue	5,002	4,361	98
Deferred income taxes	7,288	8,202	184
Other receivables	4,052	8,759	197
Total current assets	54,388	48,761	1,096
Investments in held to maturity securities	3,500	3,500	79
Investment in affiliate	138	66	1
Due from related parties	19,539	21,267	478
Property and equipment, net	82,369	80,965	1820
Restricted assets	14,733	13,427	302
Other assets	2,505	2,165	49
Total assets	177,172	170,151	3,825

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	12,568	12,129	273
Due to related parties	10,594	5,377	121
Accrued expenses and other current liabilities	24,209	22,254	500
Total current liabilities	47,371	39,760	894
			0
Accrued employee cost	27,434	31,378	705
Due to related parties	745	714	16
Deferred income taxes	7,952	8,050	181
Non current portion of customer deposits	10,337	9,801	220
Total liabilities	93,839	89,703	2,016
Contingencies and commitments (refer note 22)
Shareholders’ equity
Equity shares, 800,000,000 shares authorized, par value Rs.10 per share, issued and outstanding - 630,000,000 shares as of March 31, 2005 and 2006	6,300	6,300	142
Additional paid-in capital	6,649	6,649	149
Retained earnings	70,076	67,191	1511
Research and development reserve	308	308	7
Total shareholders' equity	83,333	80,448	1,809
Total liabilities and shareholders’ equity	Rs.177,172	Rs.170,151	$3,825

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
Consolidated Statements of Operations

	Years ended March 31,
	2004	2005	2006	2006
	Indian Rupees in millions, except per share data and as stated otherwise			Convenience translation into million of US$ (Unaudited)

Revenues, net	Rs.61,084	Rs.50,156	Rs.46,668	$1049
Cost of revenues (excluding depreciation shown separately below)	(38,282)	(31,521)	(32,268)	(725)
Selling, general and administrative expenses	(10,023)	(9,275)	(8,034)	(181)
Depreciation	(8,675)	(7,724)	(7,999)	(180)
Excess liabilities written back	1,130	1,291	821	18
Income/(loss) from operations	5,234	2,927	(812)	(19)
Interest from short term bank deposit	1,.322	1,341	1,601	36
Interest and other income, net	392	1,329	787	18
Income/ before income taxes, and share of losses from affiliate	6,948	5,597	1,576	35
Income tax expense	(2,570)	(2,124)	(437)	(10)
Equity in (losses) of affiliate	(20)	(67)	(73)	(1)

Net income	Rs.4,358	Rs.3,406	Rs.1,066	$24

Earnings per equity share
-Basic and diluted	Rs.6.92	Rs.5.41	Rs.1.69	$0.04

Weighted average number of equity shares used in computing earnings per equity share (in million)	630	630	630	630

The accompanying notes form an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
Consolidated Statements of Shareholders’ Equity

	Common Stock No. of Par Value Shares		Additional paid-in capital	Retained earnings	Research and development reserve	Total Shareholders' Equity
	Indian Rupees in millions except per share data and as stated otherwise
Balance as of March 31, 2003	630,000,000	Rs.6,300	Rs.6,649	Rs.70,140	Rs.308	Rs.83,397
Net income	-	-	-	4,358	-	4,358
Cash dividend paid at the rate of Rs.4.50 per share	-	-	-	(3,198)	-	(3,198)
Balance as of March 31, 2004	630,000,000	Rs.6,300	Rs.6,649	Rs.71,300	Rs.308	Rs.84,557
Net income	-	-	-	3,406	-	3,406
Cash dividend paid at the rate of Rs.6.50 per share	-	-	-	(4,630)	-	(4,630)
Balance as of March 31, 2005	630,000,000	Rs.6,300	Rs.6,649	Rs.70,076	Rs.308	Rs.83,333
Net Income	-	-	-	1,066	-	1,066
Cash dividend paid at the rate of Rs.6.27 per share	-	-	-	(3,951)	-	(3,951)
Balance as of March 31, 2006	630,000,000	Rs.6,300	Rs.6,649	Rs.67,191	Rs.308	Rs.80,448
Balance as of March 31, 2006 - Convenience translation into million of US$ (unaudited)	630,000,000	$142	$149	$1,511	$7	$1,809

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
Consolidated Statements of Cash Flows

	Year ended March 31,
	2004	2005	2006	2006
	Indian Rupees in millions except per share data and as stated otherwise			Convenience translation into million of US $ (Unaudited)
Cash flows from operating activities
Net income	Rs.4,358	Rs.3,406	Rs.1,066	$ 24
Adjustments to reconcile net income to net cash provided by operating activities:				-
Depreciation	8,675	7,724	7,999	180
Loss on sale of fixed assets	107	197	93	2
Deferred taxes	(2,739)	(1,276)	(816)	(18)
Excess liabilities written back	(1,130)	(1,291)	(821)	(18)
Allowances for accounts receivables	2,425	1,137	(248)	(6)
Equity in losses of equity affiliate	20	67	73	2
Changes in assets and liabilities				-
(Increase)/ decrease in accounts receivables, net and unbilled revenues	(11,188)	(345)	748	17
(Increase)/ decrease in inventories	425	(875)	418	9
(Increase)/ decrease due from related parties	6,056	(4,201)	3971	89
(Increase)/ decrease in other receivables	1,100	70	(4,368)	(98)
(Increase)/ decrease in restricted assets	(3,973)	(1,690)	1,306	29
Increase/(decrease) in accounts payable	9,985	3,942	(439)	(10)
(Increase)/ decrease due to related parties	(6,801)	(745)	(5,249)	(118)
Increase/ (decrease) in accrued employee costs	10,519	4,128	3,944	89
Increase/ (decrease) in accrued expenses and other payables	2,046	4,758	(1,671)	(38)
Net cash provided by operating activities	19,885	15,006	6,006	135
Cash flows from investing activities				-
Investments in short term bank deposits, net	(7,394)	(2,078)	(1,288)	(29)
Purchase of property and equipment	(9,337)	(10,707)	(6,713)	(151)
Proceeds from sale of property and equipment	58	79	26	1
Investment in affiliate	(33)	-	-	-
Net cash used in investing activities	(16,706)	(12,706)	(7,975)	(179)
Cash flows from financing activities				-
Cash dividends paid ( including dividend tax)	(3,198)	(4,630)	(3,951)	(89)
Net cash used in financing activities	(3,198)	(4,630)	(3,951)	(89)
Net decrease in cash and cash equivalents	(19)	(2,330)	(5,920)	(133)
Cash and cash equivalents at the beginning of the year	9,910	9,891	7,561	170
Cash and cash equivalents at the end of the year	Rs.9,891	Rs.7,561	Rs.1,641	$37
Supplementary information
Cash paid during the year for interest	Rs.331	Rs.361	Rs.244	$ 5
Cash paid during the year for income taxes	Rs.8,327	Rs.4,732	Rs.2,475	$56

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

1.	Description of Business

Mahanagar Telephone Nigam Limited (“MTNL" or “the Company”) was incorporated in New Delhi, India as a limited liability company under the Indian Companies Act, 1956. MTNL is the principal provider of basic or fixed line telecommunications services in Delhi and Mumbai. MTNL also provides internet and cellular services in both Delhi and Mumbai. MTNL’s license for fixed line services which covers the state of Delhi and the municipalities of Mumbai, Navi Mumbai and Thane (which are in the state of Maharashtra) is valid up to March 31, 2013 and MTNL’s licenses for internet and cellular services are valid up to September 7, 2017 and October 9, 2017 respectively. With effect from May 10, 2006 MTNL has obtained a National Long Distance License for Delhi and the municipalities of Mumbai, Navi Mumbai and Thane valid up to May 9, 2026.

Millennium Telecom Limited (hereinafter referred to as “MTL”), a wholly owned India based subsidiary of MTNL, is engaged in providing web based tendering portal solutions.

Mahanagar Telephone Mauritius Limited (hereinafter referred to as “MTML”), a wholly owned subsidiary of MTNL was registered in Mauritius in November 2003, MTML was granted a license by the Government of Mauritius on January 27, 2004 to provide public switched telecom services, public land mobile services and international long distance services for a period of 15 years with service obligation within 18 months of grant of license. MTML commenced operations during the year ended March 31, 2006.

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

MTNL’s investments in business entities in which it does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for under the equity method of accounting.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”) and presented in Indian rupees, the national currency of India which is also the functional currency of the Company. Solely for the convenience of the readers, these consolidated financial statements as of and for the year ended March 31, 2006, have been translated into United States dollars at the noon buying rate in New York city on March 31, 2006, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1= Rs.44.48. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate on March 31, 2006 or at any other date.

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

The Indian rupee is the functional currency of MTNL and its domestic subsidiaries and equity affiliate. Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in results of operations.

(d)	Revenue recognition

Revenues include amounts invoiced for call revenue, fixed monthly rental charges, roaming charges, activation fees, internet and broadband services, access and interconnection revenue and fees for value added services.

Revenues for fixed line are recognized based upon metered call units (“MCU”) of traffic processed and cellular telephone services are recognized based on call data records (“CDR”) of traffic processed Rental revenues and leased circuits rentals are recognized based upon contracted fee schedules. Revenues from internet services are recognized based on usage by subscribers. Revenues associated with access and interconnection for usage of the Company’s network by other operators

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

for local, national long distance and international long distance calls are recognized gross in accordance with the Interconnect Usage Charges Regulation released by Telecom Regulatory Authority of India (“TRAI”) and contracted fee schedules. TRAI regulation specifies the maximum per minute rates for traffic terminated on the Company’s network. Revenues are recorded net of applicable discounts, allowances and service tax.

Amounts included in the financial statements, which relate to services provided from the last billing cycle date upto the end of the reporting period, are classified in current assets as “Unbilled revenue”. These are billed in subsequent periods as per the terms of the billing plans.

Billings in advance for services to be rendered and amounts charged for new connections are included in Accrued expenses and other current liabilities’ under the caption Deferred income. Amounts charged for new connections are recognized over the average life of the customer relationship.

(e)	License fee

MTNL is required to pay license fees and spectrum charges to Department Of Telecommunications (“DOT”) in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The license fees and spectrum charges are expensed as incurred and computed using specified percentages as prescribed by DOT. The specified percentage for license fees on fixed line services and cellular services were 12%, 10%, 10% of the Adjusted Gross Revenue (“AGR”) for the years ended March 31, 2004, 2005 and 2006 respectively. With effect from January 1, 2006 the Company is required to pay license fee at the rate of 6% of the AGR even on the internet services (including internet telephony). License fees and spectrum charges charged to income as part of cost of revenues amounted to Rs.9,978 million, Rs.4,974 million and Rs. 552 million (including license fee on Internet services) for the years ended March 31, 2004, 2005 and 2006 respectively. The license fees and spectrum charges for the year ended March 31, 2006 amounting to Rs.552 million are net of the reversal of Rs.3,408 million of excess license fees that the Company had accrued up to March 31, 2005, which are no longer due to be paid to DOT (Refer Note 4).

(f)	Network charges

MTNL recognizes charges associated with access to and interconnection to other operators’ network for local, national long distance and international long distance calls in accordance with the Interconnect Usage Charges Regulation released by Telecom Regulatory Authority of India (“TRAI”), where applicable, or in accordance with the terms of agreements entered into with other operators. TRAI regulation specifies per minute charges for traffic terminated on the other operators’ network.

(g)	Cash and cash equivalents

MTNL considers all highly liquid investments, with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments.

(h)	Investment in short term bank deposits

Investment in bank deposits represents term deposits placed with banks earning fixed rate of interest with maturities ranging from more than three months to one year. Interest on investment in bank deposits is recognized on accrual basis.

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

MTNL has evaluated its investments in debt and equity securities in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and determined that all of its debt securities are to be classified as held-to-maturity (“HTM”). Debt securities are classified as held-to-maturity since management has the positive intent and ability to hold the securities to maturity. Held-to-maturity investments are carried at amortized cost using the effective yield method, adjusted for the amortization or accretion of premiums or discounts, if any. Costs include transaction cost. Currently all the investments classified as HTM were acquired at face value, without paying any premium or discount or incurring any transaction cost. Realized gains and losses on sale of HTM securities are included in earnings. Dividends and interest on securities are recognized when earned and included in other income.

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

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

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

Cost, in the case of the network, comprises all expenditure up to and including cabling and wiring within customers’ premises, contractor’s charges, materials and direct labor. Employees’ remuneration and benefits are capitalized based on technical assessment of actual staff costs directly related to such capital expenditure. Interest cost incurred for qualifying assets during construction period is capitalized based on actual investment and average cost of funds or specific rate of borrowings. Interest capitalized is included as a part of asset cost and is depreciated over the estimated useful life of the asset. Maintenance and repair costs are charged to expense as incurred. Major overhauls that extend the useful lives of existing assets are capitalized. The cost and the accumulated depreciation for property and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of income.

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

(m)	Operating Leases

MTNL has certain cancelable operating leases for office premises. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to Rs. 645 million, Rs. 677 million and Rs. 612 million for the years ended March 31, 2004, 2005 and 2006 respectively.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

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

Pension

The pension scheme is a defined benefit retirement plan (the “Pension Plan”). Under the pension plan, after retirement, employees are eligible for monthly payments including dearness allowance based on the last drawn salary. MTNL provides for the Pension Plan on the basis of an actuarial valuation. The entire Pension Plan of MTNL is unfunded.

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

General provident fund

The General Provident Fund scheme (the “GPF”) is a retirement scheme applicable to employees who have opted for the Government pension scheme. Under the scheme, employees contribute between 6% to 100% of their basic pay to GPF. The employer is not required to make any contributions towards the fund. The Scheme also allows participants to withdraw up to 90% of the amount contributed by them towards the GPF.

During the year ended March 31, 2005, the Company had set up an ‘MTNL GPF Trust’ (“GPF Trust”) and had applied to the Income Tax authorities for the recognition of the said Trust. During the year ended March 31, 2006, the GPF Trust has been recognized by the Income Tax authorities and the Company has funded the GPF Trust by transferring the accumulated GPF contribution till the date of formation of the GPF Trust. The Company has also provided interest at the statutorily applicable rate of 8% per annum on the employee contributions upto the date of formation of the GPF Trust. MTNL is obligated to make contributions when there are shortfalls in statutorily assured rates of return on the assets of the GPF Trust. Currently, MTNL has no further obligation under the General Provident Fund.

Pension, gratuity, medical benefits and leave encashment are defined benefit retirement plans. The liability thereof is provided based on an actuarial valuation. All actuarial gains and losses are expensed off in the year, in which they arise. Prior service cost of medical benefits are being amortized over the average remaining service period. The gratuity plan is funded plan while medical, pension and leave encashment are unfunded plans.

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

In accordance with the provisions of SFAS 109, “Accounting for Income Taxes” income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted. Based on management’s judgment, a valuation allowance against any deferred tax asset is recognized when it is more likely than not that some portion or all of such deferred tax asset will not be realized.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

(p)	Advertisement expenses

Advertising and business promotion costs are expensed as incurred and amounted to Rs. 257 million, Rs. 199 million and Rs.414 million for the years ended March 31, 2004, 2005 and 2006 respectively.

(q)	Dividends

Dividends are recorded in the consolidated financial statements in the period in which they are approved by the shareholders.

(r)	Earnings per share

In accordance with SFAS No. 128, Earnings Per Share (EPS), basic earnings per share is computed using the weighted average number of equity shares outstanding during the period. MTNL does not have any dilutive securities and hence the basic and diluted earnings per share are the same.

(s)	Recently issued accounting pronouncements

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29." APB Opinion No. 29 requires that nonmonetary exchanges of assets be recorded at fair value with an exception for exchanges of similar productive assets, which can be recorded on a carryover basis. SFAS No. 153 eliminates the current exception and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges that take place in fiscal periods beginning after June 15, 2005, which is April 1, 2006 for us; however, earlier application is permitted. The adoption of this standard will not have a material impact on MTNL’s consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which is April 1, 2007 for us. The differences, if any between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of evaluating the impact this new standard will have on the Company’s financial position, results of operations and liquidity.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 ("SAB 108") to add Section N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," to Topic 1, Financial Statements, of the Staff Accounting Bulletin Series. Section N provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in Topic 1N in their annual financial statements covering the first fiscal year ending after November 15, 2006. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year, and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The disclosure should also include when and how each error being corrected arose and the fact that the errors had previously been considered immaterial. Early application of the guidance in Topic 1N is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, filed after the publication of this Staff Accounting Bulletin. The Company is in the process of evaluating the impact SAB 108 will have on the Company’s financial position, results of operations and liquidity.

In September 2006, the FASB issued FAS 157, Fair Value Measurements, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, therefore the Company will begin to apply the standard in the fiscal year commending April 1, 2008. The Company is in the process of evaluating the impact FAS 157 will have on the Company’s financial position, results of operations and liquidity and its related disclosures.

(t)	Reclassifications

Certain items previously reported in specific financials statements captions have been reclassified to conform to the current year’s presentation.

3.	RELATIONSHIP BETWEEN DOT/BSNL/VSNL AND THE COMPANY (Also refer note 19)

The relationships between the Department of Telecommunication (“DOT”) / Bharat Sanchar Nigam Limited (“BSNL”) / Videsh Sanchar Nigam Limited (“VSNL”) and MTNL are as follows:

(a)
MTNL is a subsidiary of the Government of India which owns 56.25% of MTNL through DOT.DOT is a department of the Government of India. BSNL is an affiliate among common control with MTNL as the Government, acting through the DOT, holds 100% of the issued share capital of BSNL. VSNL is an equity investee of the Government of India.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

(b)
DOT has granted licenses to MTNL to operate fixed line, cellular and internet services. The licenses for fixed line, cellular and internet services are valid until March 31, 2013, October 9, 2017 and September 7, 2017 respectively. DOT has also granted to MTNL, with effect from May 10, 2006 a National Long Distance License for Delhi and the municipalities of Mumbai, Navi Mumbai and Thane valid up to May 9, 2026. DOT retains the right to revoke these licenses after giving one month's notice to MTNL.

(c)
In October 1999, the DOT which had performed the role of both licensor and policy maker for the Ministry of Communication and operated as India’s domestic long distance service provider and fixed-line service provider (except for the areas of Delhi and Mumbai), was split into two departments DOT and the Department of Telecom Services (DTS). DOT/ Telecom Commission, or DOT, now performs the role of licensor and policy maker. The Department of Telecom Services, or DTS, functioned as the Government of India's local and long distance network service provider till September 30, 2000. On October 1, 2000, DTS was incorporated as BSNL and carries out the functions of DTS including the determination of the networking charges payable for access to its network.

(d)
Until March 31, 2001, BSNL was the sole service provider for carriage of NLD (National Long Distance) calls. Further it was also carrying ILD calls up to the gateway provided by VSNL, India’s former government-controlled international long distance carrier. However, carriage of NLD and ILD (International Long Distance) calls has been opened to other operators with effect from April 1, 2001 and April 1, 2002 respectively. MTNL continues to use BSNL network for the carriage of NLD calls, and has entered into arrangements with other ILD operators for carriage of ILD calls with effect from April 1, 2002. However, international calls continue to be passed from MTNL’s network to international gateways operated by VSNL. MTNL pays the negotiated per minute charge to VSNL for carriage and termination of international calls which varies depending on the country of destination. Subsequent to the year ended March 31, 2006, MTNL has started using its NLD license and has entered into a contract with VSNL for a lease line to carry MTNL’s call traffic between Delhi and Mumbai.

The following table gives details in respect of the Company’s revenues and (expenses) with the above mentioned related parties:

	For the years ended March 31,
	2004	2005	2006	2006
	(Million of Rupees)			(Million of US $) Unaudited

VSNL - Expenses for carriage of ILD calls originating on MTNL’s network	(1,206)	(684)	(583)	(13)
VSNL - Revenues for ILD calls terminating on MTNL’s network	1,015	516	46	1
DOT - License fees and spectrum charges (Refer note 4)	(9,978)	(4,974)	(552)	(13)
BSNL - Networking charges for NLD calls (Refer note 4)	(6,922)	(3,627)	(8,217)	(185)
BSNL - Revenues for interconnect usage charges as per TRAI Regulation	6,236	1,471	2,442	55

4.	LICENSE FEES AND NETWORK CHARGES

On April 9, 2001, the DOT communicated that the annual license fee will be revised and shall be payable at 12% (same as the rate applicable to private operators) of Adjusted Gross Revenue (“AGR”) for Basic Telephone Service effective from August 1, 1999, (as against Rs. 900 per direct exchange line under the earlier arrangement). On September 5, 2001, the DOT, amended its position and informed MTNL that the date from which the revised license fees will be payable will be notified later. The DOT also informed the Company that the network charges payable to BSNL will also be revised, and the license fee and network charges would be reviewed with effect from the same date.

Accordingly, license fee and networking charges on revised basis were not to be paid till the DOT communicated the effective date for such revision. The earlier license fee and networking arrangement expired on March 31, 2000 and March 31, 2001 respectively. No agreement had been entered for payment of license fee and networking charges for the fiscal years ended March 31,2002, 2003 and 2004 . In the absence of any agreement, license fee and networking charges for these years have been accrued on the same basis as applicable to that of private operators. In the fiscal 2001, the Company paid license fee based on the earlier arrangement.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

Subsequent to the March 31, 2004, a meeting was held between DOT, BSNL and MTNL to resolve the ambiguity with respect to license fee and networking charges. The parties agreed that the license fees were payable at 12% of AGR and networking charges as per TRAI regulations with effect from August 1, 1999. Also, the revenue sharing percentages earlier agreed to between MTNL and BSNL, other than those governed by TRAI regulations, were revised with retrospective effect. This had resulted in an incremental charge of Rs.3,520 million on account of license fee and a benefit of Rs.1,515 million on account of networking charges for periods upto March 31, 2003, which had been accounted for in the year ended March 31, 2004.

During the year ended March 31, 2006, the Company has accounted for a reversal of license fees amounting to Rs 3,408 million. The Company has received a confirmation from DOT stating that provisional assessment of license fees upto the financial year 2004-05 in respect of MTNL has been completed and that MTNL has fully paid all license fee dues upto March 31, 2005. Subsequent to the year ended March 31, 2006, the Company has also received an NLD license from DOT. One of the prerequisites for obtaining an NLD license is the absence of any dues towards DOT on account of license fees. In view of the above and after obtaining an opinion from a legal counsel the Company has concluded that there is no longer any ambiguity regarding the license fees payable for the period upto March 31, 2003 (Rs.3,520 million) and for the years ended March 31, 2004 and 2005. The Company has accounted for Rs.3,408 million (net) the additional amounts accrued upto March 31, 2005 as a reduction in license fees in the statement of income as part of cost of revenues for the year ended March 31, 2006.

During the year ended March 31, 2006, the DOT had constituted a three member committee comprising of Member (Production), Telecommunications, Member (Finance), Telecommunications and Deputy Director General (Business Solutions) to resolve the various disputes relating to networking charges. Based on the recommendations of the Committee vide their minutes dated January 2006, DOT has settled the disputes on the networking charges for the period from 2000 to 2005. Accordingly, an additional amount of Rs.3,809 million has been accounted as networking charges in the statement of income as part of cost of revenues for the year ended March 31, 2006.

5.	CASH AND CASH EQUIVALENTS

The cost and fair values for cash and cash equivalents are as follows:

	As of March 31,
	2005	2006	2006
	(Million of Rupees)		(Million of US $) Unaudited
Cash and bank balances	Rs.1,918	Rs.1,641	$37
Cash equivalents	5,643	-	-
Cash and cash equivalents	Rs.7,561	Rs.1,641	$37

6.	INVESTMENTS IN BANK DEPOSITS

Investments in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to Rs.17,732 million and Rs.19,020 million as of March 31, 2005 and 2006 respectively with maturities from more than three months to one year . Interest on investments in bank deposits is recognized on accrual basis.

7.	PROPERTY AND EQUIPMENT

	As of March 31,
	2005	2006	2006
	(Million of Rupees)		(Million of US $) Unaudited
Land and buildings	Rs.12,687	Rs.13,890	$312
Cable and related equipment	71,752	73,129	1,644
Exchanges and related equipment	62,126	65,480	1,472
Other fixed assets	5,296	5,421	122
Capital work in progress	6,024	5,281	119
	157,885	163,201	3,669
Accumulated depreciation	(75,516)	(82,236)	(1,849)
Property and equipment, net	Rs.82,369	Rs.80,965	$1,820

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

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate. MTNL has not paid stamp duty in respect of any of the acquired or leased properties. Accordingly, MTNL may be liable for stamp duty and penalties thereon if a deed is registered by MTNL in the future (other than with respect to the DOT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by MTNL from the Government as at March 30, 1987 are to be borne by the Government. The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable MTNL to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, MTNL cannot sell its properties without payment of stamp duties and registering the properties in its name. In preparing these consolidated financial statements, MTNL has capitalized provision for stamp duty based on its best estimate amounting to Rs. 703 million and Rs.794million as of March 31, 2005 and 2006 respectively. MTNL does not intend to sell any of these properties. In terms of its Articles of Association MTNL has to obtain prior approval of the President of India in respect of sale or disposal of any land or building costing more than Rs.1 million.

8.	INVESTMENTS IN HELD TO MATURITY SECURITIES

Investments of MTNL consist of held-to-maturity securities (“HTM”).

	As of March 31,
	2005	2006	2006
	(Million of Rupees)		(Million of US $) Unaudited
Held-to-maturity securities
8.75% Redeemable Cumulative Preference Shares of ITI Limited	Rs.1,000	Rs.1,000	$22
11.5% Bonds of Maharashtra Krishna Valley Development Corporation	2,500	2,500	57
Investments - Non-current	Rs.3,500	Rs.3,500	$79

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

The share purchase agreement between ITI and MTNL includes a provision for a letter of comfort from Department of Telecommunication (DOT) to MTNL endorsing the investment and also provides MTNL a right to set off principal payments owing under the terms of these Cumulative Preference Shares against amounts payable to ITI, in connection with MTNL’s purchase of exchanges and cable supplies.

As of September 30, 2005, ITI had not redeemed the first tranche amounting to Rs. 200 million as per the repayment schedule and ITI had requested MTNL for an extension on the redemption dates. However MTNL had not accepted ITI’s request and has looked to the DOT’s letter of comfort and requested settlement of the first repayment tranche of Rs. 200.

As of September 30, 2006, ITI has not yet redeemed both the first and second tranches amounting to Rs. 200 million each as per the original repayment schedule.

Management has evaluated the investment in ITI for impairment, on the basis that the first and second tranches for repayment have not been settled by ITI. Management has evaluated the financial condition and business outlook of ITI

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

including the new purchase orders received by ITI for supply of GSM equipment from BSNL and the Company. The Company currently has account payable to ITI of Rs. 312 million as at March 31, 2006 which, pursuant to the share agreement, the Company can legally settle against the repayments owing under the cumulative preference shares. In addition, the Company has the intend and ability to retain the debt security for a period of time sufficient to allow for anticipated recovery in value.

Based on this evaluation and specifically considering that the share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to MTNL endorsing the investment and also provides MTNL a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI, management has concluded that the debt security is not impaired.

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

Interest income has been recognized and realized on the bonds held in MKVDC.

MTNL records an investment impairment charge when management believes an investment has experienced a decline in value that is judged to be other than temporary. MTNL monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of the above investments, management believes that there is no impairment of investments as of March 31, 2006

9.	INVESTMENT IN EQUITY AFFILIATE

On July 21, 2001 MTNL, in consortium with Telecommunications Consultants India Limited, VSNL and Nepal Venture Private Limited entered into a joint venture arrangement to form United Telecom Limited (UTL). UTL was formed to provide wireless in local loop (“WLL”) services in Nepal. As at March 31, 2003, MTNL had invested Rs. 200 million in UTL in proportion to its 26.7% holding. In 2004, MTNL further invested Rs. 33 million in UTL in proportion to its 26.7% holding MTNL’s equity in losses of the affiliate amounted to Rs. 20 million , Rs. 67 million and Rs.73 million for the years ended March 31, 2004, 2005 and 2006 respectively. The carrying value of investment in UTL is Rs. 138 million and Rs.66 million as of March 31, 2005 and 2006 respectively.

10.	INVENTORIES

Inventories are comprised of the following:

	As of March 31,
	2005	2006	2006
	(Million of Rupees)		(Million of US $) Unaudited
Cables	Rs.1,060	Rs.881	$20
Exchange equipment	495	347	8
Telephone and telex instruments	492	330	7
Others	177	261	6
Less: allowance for slow moving / obsolete stock	(358)	(371)	(8)
Inventories, net	Rs.1,866	Rs.1,448	$33

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

Activity in allowance for slow moving / obsolete stock is as follows:

	For the years ended March 31,
	2004	2005	2006	2006
	(Million of Rupees)			(Million of US $) Unaudited

Balance at beginning of year	Rs.353	Rs.374	Rs.358	$8
Charged to expense	48	159	35	1
Less: amounts written off	(27)	(175)	(22)	(1)
Balance at end of year	Rs.374	Rs.358	Rs.371	$8

11.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL DEBTS

Accounts receivable are stated net of allowance for doubtful debts. Accounts receivable are not collateralized. The allowance for doubtful debts is determined principally on the basis of past credit loss experience and an evaluation of potential losses on the outstanding receivable balances. The activity in allowance for uncollectible accounts is given below:

	For the years ended March 31,
	2004	2005	2006	2006
	(Million of Rupees)			(Million of US $) Unaudited
Balance at beginning of year	Rs.6,144	Rs.8,561	Rs.6,794	$153
Charged to expense	2,425	1,137	(248)	(6)
Less: amounts written off	(8)	(2,904)	(1,555)	(35)
Balance at end of year	Rs.8,561	Rs.6,794	Rs.4,991	$112

12.	RESTRICTED ASSETS

Restricted assets include the amount paid to income tax authorities under protest (refer note 22 (iii) (b) (i)).

13.	OTHER RECEIVABLES

Other receivables consist of the following:

	As of March 31,
	2005	2006	2006
	(Million of Rupees)		(Million of US $) Unaudited

Loans to employees	Rs.2,654	Rs.2,406	$54
Advance tax	1,698	4,860	109
Accrued interest	843	936	21
Others	1,362	2,722	61
	6,557	10,924	246
Less: Other assets, non-current	(2,505)	(2,165)	(49)
Other receivables, current	Rs.4,052	Rs.8,759	$197

Advance tax balance is net of income tax liability amounting to Rs. 42,892 million and Rs. 44,183 million as of March 31, 2005 and 2006. Other assets includes the non current portion of loans given to employees and capital lease recievable.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2005	2006	2006
	(Million of Rupees)		(Million of US $) Unaudited
Interest accrual	Rs.133	Rs.6	$-
General provident fund contribution, net	10,330	8,517	191
Deferred income	3,251	5,444	122
Advances from customers and others	778	697	16
Customers deposits	2,584	2,456	55
Accrued employee cost	3,294	3,718	84
Other payables and accruals	3,839	1,416	32
Accrued expenses and other current liabilities	Rs.24,209	Rs.22,254	$500

The General Provident Fund accrual represents amounts contributed by employees (who have opted for the Government pension rules), net of advances taken. Prior to the absorption (in the year 2000), this fund was being maintained by DOT. MTNL has raised claims amounting to Rs. 8,517 million on DOT upto March 31, 2006 (2005: Rs 6,426 million) in respect of employee contributions (pre absorption) together with the interest accrued. An offsetting amount has been included in the non-current portion of amounts due from related parties as disclosed in Note 19.

Subsequent to absorption, in the absence of any rules available for deposit of such employee contributions, the amounts of employee contributions have been retained by MTNL. These funds are not restricted and could be used to fund the activities of MTNL until such time that the funds must be transferred to the GPF Trust. During the current year, a GPF trust has been created and Rs 4,340 million has been transferred to the GPF Trust. The outstanding amount owing to the trust of Rs. 8,517 million continues to be a part of accured expenses and other current liabilities, as the amount is due to be recovered by the DOT.

15.	INTEREST AND OTHER INCOME, NET

Interest and other income, net consist of the following:

	For the years ended March 31,
	2004	2005	2006	2006
	(Million of Rupees)			(Million of US $) Unaudited
Interest from investment in MKVDC	Rs.239	Rs.239	Rs.239	$5
Interest on loans to employees	134	182	173	4
Interest on advances and others, net	41	715	51	1
Interest paid on customers deposit	(36)	(28)	(25)	(1)
Interest paid on General provident fund	(310)	(330)	(207)	(4)
Other income	324	551	556	13
Interest and other income, net	Rs.392	Rs.1,329	Rs.787	$18

16.	EXCESS LIABILITIES WRITTEN BACK

The excess liabilities written back includes accruals being reversed to income and relates to unmatched excess cash received in respect of debtors (which, as per The Limitation Act, after a period of three years become time barred and become property of the Company), amounting to Rs.322 million Rs. 297 million and Rs.49 million for the years ended March 31, 2004, 2005 and 2006 respectively. This line item also includes other time barred liabilities outstanding for more than 3 years amounting to Rs.479 million, Rs. 630 million and Rs.674 million for the years ended March 31, 2004, 2005 and 2006 respectively, and other provisions no longer required which have been written back amounting to Rs.329 million , Rs. 364 million and Rs.98 million for the years ended March 31, 2004, 2005 and 2006 respectively.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

17.	INCOME TAXES

Total income tax expense is attributable to income from continuing operations and consists of the following:

	For the years ended March 31,
	2004	2005	2006	2006
	(Million of Rupees)			(Million of US $) Unaudited
Current tax	Rs.5,309	Rs.3,400	Rs.1,253	$28
Deferred tax	(2,739)	(1,276)	(816)	(18)
Aggregate Taxes	Rs.2,570	Rs.2,124	Rs.437	$(10)

A reconciliation of the income tax expense to the amount computed by applying the statutory Indian income tax rate to income before income tax expense is summarized below:

	For the years ended March 31,
	2004	2005	2006	2006
	(Million of Rupees)			(Million of US $) Unaudited
Income before taxes and share from affiliates	Rs.6,948	Rs.5,597	Rs.1,576	$35
Average enacted tax rate in India	35.88%	36.59%	33.66%
Computed tax expense	2,493	2,048	531	12
Effect of tax assessed for earlier years	61	-	71	2
Effect of change in tax rates	(111)	39	(173)	(4)
Permanent differences	127	37	8	-
Income taxes recognized in the statement of income	Rs.2,570	Rs.2,124	Rs.437	$10

Permanent differences represent certain expenses, which are not allowed as deductible expenses under the Indian Income Tax Act, 1961.

As per section 80IA of the Indian Income Tax Act, 1961 a Company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. As per the tax holiday, 100% of the profits derived from such services are exempt from tax in the first 5 years, and 30% of such profits are exempt from tax for the next 5 years. MTNL on the basis of advice from its legal counsel has historically claimed such benefit. The Company’s claim have been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. During the year ended March 31, 2006, the case has been set aside by the Income Tax Appellate Authority for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and has referred the matter back to the Assessing Officer for a fresh assessment after hearing the case again. (Also refer note 22 iii (b) (ii)).

The benefit claimed by MTNL in the above years may ultimately not be allowed by the tax authorities and hence, the provision for current tax in these consolidated financial statements has been accounted on the basis of normal tax rates.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	As of March 31,
	2005	2006	2006
	(Million of Rupees)		(Million of US $) Unaudited
Deferred tax assets:
Allowances for bad and doubtful debts	Rs. 2,486	Rs.1,681	$38
Deferred settlements amount not recognized in income	866	3,471	78
Post retirement benefits	5,901	4,362	98
Others	3,453	2,235	50
Total deferred tax assets	12,706	11,749	264
Deferred tax liabilities:
Excess of tax allowance over depreciation	(12,008)	(10,507)	(236)
Interest capitalized	(1,362)	(1,090)	(25)
Total deferred tax liabilities	(13,370)	(11,597)	(261)
Net deferred tax asset / (liability)	Rs.(664)	Rs.152	$3

Net deferred tax assets / (liabilities) included in the consolidated balance sheets are as follows:

	As of March 31,
	2005	2006	2006
	(Million of Rupees)		(Million of US $) Unaudited
Current:
Deferred tax assets	Rs.7,288	Rs.8,202	$184
Non-current:
Deferred tax assets	5,418	3,547	80
Deferred tax liabilities	(13,370)	(11,597)	(261)
Total non current	(7,952)	(8,050)	(181)
Net deferred tax asset / (liability)	Rs. (664)	Rs. 152	$3

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

18.	RETIREMENT BENEFITS

(a)	Employees seconded from DOT

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

	For the years ended March 31,
	2004	2005	2006	2006
	(Million of Rupees)			(Million of US $) Unaudited
Pension (including gratuity)	Rs.113	Rs.25	Rs.9	$1
Leave encashment	55	13	8	-
	Rs.168	Rs.38	Rs.17	$1

(b)	Employees of MTNL

i.	Pension, Gratuity and Medical benefits

The pension and gratuity to the non-executives employees of MTNL are defined benefit plans, the cost and liability, for which are based on an actuarial valuation. Further MTNL introduced a ‘MTNL retired employees medical facility scheme’ for employees with effect from January 1, 2002. The scheme was initially introduced for a period of 12 weeks and was subsequently extended till such time a new medical scheme was introduced. The medical benefit scheme for its retired employees is a defined benefit plan, the cost and liability for which is based on an actuarial valuation.

  ii.  Absorption of Executive employees

The Company had given an option to its executive employees (B category) for absorption with MTNL with effect from October 1, 2000, at a revised pay scale that is higher than the existing pay scale. The offer for absorption provided that in addition to getting post retirement benefits like gratuity and leave encashment, the employees would have to opt for pension based on the government rules.

During the year ended March 31, 2004, majority of employees had opted for absorption with MTNL. MTNL determined the incremental liability on account of revised pay scales and related retirement cost based on an actuarial valuation. MTNL has raised claims on DOT amounting to Rs. 2,784 million for the period upto the October 1, 2000, which represent amounts recoverable towards retirement benefits calculated at the rates prescribed by DOT for its employees on secondment. These have been included in Dues from related parties as disclosed in Note 19.

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

During the year ended March 31, 2006, the Company had given an option to its executive employees (Category A) for absorption with the Company with effect from October 1, 2000, at a revised pay scale that is higher than the existing pay scale. Out of approximately 1,218 Group A employees currently working in MTNL, 65 employees have exercised their option as at March 31, 2006 and have been absorbed in MTNL. The offer for absorption provided that in addition to getting the post retirement benefits like gratuity and leave encashment subsequent to absorption, the employee would have to opt for either pension based on the government rules or provident fund based on the company policy. A case has been filed by the Indian Telecom Service Association (acting on behalf of Group A officers) with the High court appealing for the stay order against absorption of Group A employees on the contention that terms and conditions of absorption are not clear. The High Court has subsequently passed a stay order against further absorption of Group A employees. Pending finalization of the terms of absorption, the Company, during the year ended March 31, 2006, has provisionally accrued a charge of amounting to Rs.25.39 million on account of revised pay scales for the executive employees who exercised the option upto that date. However, no claims have been raised by the Company on DOT for the related retirement costs pending finalization of terms of absorption and outcome of the court case.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

iii.	The following tables sets forth the status of the pension, gratuity plan and medical benefits. The measurement date used is March 31, of the relevant fiscal year.

  The Pension Plan

	As of March 31,
	2005	2006	2006
	(Million of Rupees)		(Million of US $) Unaudited
Accumulated benefit obligation	Rs.15,355	Rs.17,379	$391
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year	15,080	19,865	446
Service cost	878	896	20
Interest cost	1,384	1,689	38
Actuarial loss	1,900	1,314	30
Loss on curtailment	236	185	4
Actuarial obligation assumed on account of absorption	841	-	-
Benefits paid	(454)	(932)	(21)
Projected Benefit obligation at the end of the year	19,865	23,017	517
Changes in plan asset	-	-	-
Unfunded status	(19,865)	(23,017)	(517)
Accrued provision for pension	Rs.(19,865)	Rs.(23,017)	$(517)

	For the years ended March 31,
	2004	2005	2006	2006
	(Million of Rupees)			(Million of US $) Unaudited
The components of net pension costs are reflected below:
Current service cost	Rs.786	Rs.879	Rs.896	$20
Actuarial obligation assumed on account of absorption	551	426	-	-
Interest cost	1,147	1,384	1,689	38
Loss on curtailment	-	236	185	4
Actuarial loss	1,023	1,900	1,314	30
Net periodic pension cost	Rs.3,507	Rs.4,825	Rs.4,084	$92

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

 Cash Flows

The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Million of Rupees)	(Million of US $) Unaudited
2007	Rs.998	$22
2008	739	17
2009	815	18
2010	941	21
2011	1,077	24
2012 - 2016	8,546	192

The Gratuity Plan

	As of March 31,
	2005	2006	2006
	(Million of Rupees)		(Million of US $) Unaudited
Accumulated benefit obligation	Rs.3,510	Rs.3,643	$82
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year	4,175	4,853	109
Service cost	296	283	6
Interest cost	349	379	9
Actuarial (gain) or loss	96	(92)	(2)
Curtailment Loss	40	65	1
Actuarial obligation assumed on account of absorption	174	-	-
Benefits paid	(277)	(490)	(11)
Projected Benefit obligation at the end of the year	4,853	4,998	112
Changes in plan asset			-
Fair value of the plan assets at the beginning of the Year	645	3,082	69
Actual return on plan assets	173	237	5
Employer contributions	2,264	299	7
Plan assets at the end of the year	3,082	3,618	81

Unfunded status	(1,771)	(1,380)	(31)
Accrued provision for gratuity	Rs.(1,771)	Rs.(1,380)	$(31)

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

	For the years ended March 31,
	2004	2005	2006	2006
	(Million of Rupees)			(Million of US $) Unaudited
The components of net gratuity costs are reflected below:
Current service cost	Rs.289	Rs.296	Rs.283	$7
Actuarial obligation assumed on account of absorption	122	46	-	-
Interest cost	213	175	142	3
Actuarial (gain) or loss	92	96	(92)	(2)
Curtailment (Gain)/ Loss	-	40	65	1
Net periodic gratuity cost	Rs.716	Rs.653	Rs.398	$9

Cash Flows

The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Million of Rupees)	(Million of US $) Unaudited
2007	Rs.478	$11
2008	248	6
2009	258	6
2010	321	7
2011	375	8
2012 - 2016	3,016	68

The Medical Plan

	As of March 31,
	2005	2006	2006
	(Million of Rupees)		(Million of US $) Unaudited
Accumulated benefit obligation	Rs.9,109	Rs.9887	$222
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year	7,603	9109	205
Prior service cost	160	-	-
Service cost	423	402	9
Interest cost	668	760	17
Actuarial (gain) or loss	261	(360)	(8)
Benefits paid	(6)	(24)	(1)
Projected Benefit obligation at the end of the year	9,109	9,887	222
Changes in plan asset	-	-	-
Unfunded status	(9,109)	(9,887)	(222)
Unrecognised prior service cost	4,475	4,069	91
Accrued provision for medical benefits	Rs.(4,634)	Rs.(5,818)	$(131)

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

	For the years ended March 31,
	2004	2005	2006	2006
	(Million of Rupees)			(Million of US $) Unaudited
The components of net medical costs are reflected below:
Current Service cost	Rs.289	Rs.423	Rs.402	$9
Interest cost	575	668	760	17
Actuarial (gain) or loss	472	261	(360)	(8)
Actuarial obligation assumed on account of absorption	-	-	-	-
Amortization of prior service cost	394	407	407	9
Net periodic medical benefit	Rs.1,730	Rs.1,759	Rs.1,209	$27

Cash Flows

The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Million of Rupees)	(Million of US $) Unaudited
2007	Rs.45	$1
2008	53	1
2009	63	1
2010	75	2
2011	90	2
2012 - 2016	798	18

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The following table provides the assumed health care cost trend rates for postretirement benefit plans:

	As of March 31,
	2004	2005	2006
Health care cost trend rate assumed throughout	10%	10%	10%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point increase or decrease in the assumed health care cost trend rates would have the following effects:

	2005		2006
	(Million of Rupees)		(Million of Rupees)
	1 %Point Increase	1 %Point Decrease	1 %Point Increase	1 %Point Decrease
Effect on total of service and interest cost	Rs.338	Rs.(240)	Rs.290	Rs.(232)
Effect on accumulated postretirement benefit obligation	2,824	(2,004)	2,739	(2,056)

 iv.  Leave Pay Obligation

Leave pay expenses amounted to Rs. 881 million, Rs. 551 million and Rs 235 million for the years ended March 31, 2004, 2005 and 2006 respectively. Accrued employee costs include Rs. 2,267 million and Rs. 2,531 million leave pay obligation of MTNL as of March 31, 2005 and 2006 respectively.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

The weighted average actuarial assumptions used to determine benefit obligations and net periodic benefit cost were:

	2004	2005	2006
Discount rate	8.35%	8.00%	8.00%
Future salary increases	5%	5%	5%
Future pension increases	5%	5%	5%
Rate of return on plan assets	8.35%	7.50%	8.50%
Rate of hospitality incidence (% of mortality rate)	150%	150%	150%
Average hospitalization period per year	10 days	10 days	10 days
Average expenses per hospitalization	Rs. 50,000	Rs. 50,000	Rs. 50,000

   v.  Provident fund

Provident fund, a defined contribution plan, is being administered through trustees and MTNL’s contributions are expensed each year. MTNL has recognized, Rs.191 million Rs 203 million and Rs.263 million for the years ended March 31, 2004, 2005 and 2006 respectively in the consolidated statements of income.

 vi.  Voluntary Retirement Scheme

During the year ended March 31, 2005, MTNL implemented a Voluntary Retirement Scheme for certain eligible employees. Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time (all prior to March 31, 2005). The scheme provided for ex-gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment. MTNL’s obligation amounted to Rs. 1,381 million for the year ended March 31, 2005. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs. 40 million and Rs. 236 million respectively for the year ended March 31, 2005. The Company has made actual payments amounting to 1,428 million as against the estimates of Rs 1381 million in respect of the VRS scheme implemented during the year and accordingly the additional charge of Rs. 47 million has been accounted in the year ended March 31, 2006.

During the year ended March 31, 2006, MTNL implemented two more Voluntary Retirement Schemes for executives and non executives respectively. Under the schemes, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time. The schemes provide for ex-gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment. The Non executive employees were to exercise their options from March 20, 2006 to April 10, 2006. Under the scheme 312 employees exercised their options till March 31, 2006 and 1,069 employees subsequent to March 31, 2006. MTNL’s obligation amounted to Rs. 227 million for those who exercised their option before March 31, 2006. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs. 17 million and Rs. 49 million respectively for the year ended March 31, 2006.

The Executive employees exercised their options during the year ended March 31, 2006. Under this scheme, MTNL’s obligation amounted to Rs. 677 million for the year ended March 31, 2006. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs.48 million and Rs.136 million respectively for the year ended March 31, 2006.

19.	RELATED PARTY TRANSACTIONS

MTNL is a Government Company under the Indian Companies Act. MTNL is listed on the major stock exchanges in India and the New York Stock Exchange. As of March 31, 2006, the Government owns 56.25% of the issued share capital of MTNL, with the remaining balance owned by private investors’. Consequently, the Government, acting through the DOT, continues to control MTNL and will have the power to elect all of its Directors to determine the outcome of most actions requiring approval of the Board of Directors or Shareholders, including proposed expansions of MTNL's business (including into areas in which MTNL may compete with BSNL), transactions with the DOT or the assertion of claims against the DOT/BSNL.

In addition, under MTNL's Articles of Association, the President of India, on behalf of the Government, may issue directives with respect to the conduct of the business and affairs of MTNL, and certain matters with respect to its business including the appointment and remuneration of the Company's Chairman cum Managing Director and the declaration of dividends. MTNL may not take action in respect of any matter reserved for the President of India without his approval. BSNL is a 100% owned subsidiary of the Government of India, and therefore by virtue of common control, is an affiliated sister Company of MTNL VSNL is an equity investee of the Government of India.

As noted in Note 9, MTNL has a 26.7% holding in United Telecom Limited (UTL).

Note 3 describes in more detail the nature of the relationships between the DOT/BSNL/VSNL and the Company as well as transactions with these parties. Amounts due to and from the DOT/BSNL/VSNL are disclosed separately on the Company’s balance sheet as amounts due to/from related parties.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

    The balances receivable from and payable to related parties other than employees are summarized as follows:

	As of March 31,
	2005	2006
	Receivables	Payables	Receivables	Payables
	(Millions of rupees)

DOT (note i)	Rs.18,792	Rs.4,831	Rs.20,630	Rs.1,148
BSNL (note ii)	8,250	5,763	2,551	4,229
VSNL (note ii)	747	745	637	714
Due from / to Related Parties	Rs.27,789	Rs.11,339	Rs.23,818	Rs.6,091
Less: Current Portion	Rs.8,250	Rs.10,594	Rs.2,551	Rs.5,377
Due from / to Related Parties, non-current portion	Rs.19,539	Rs.745	Rs.21,267	Rs.714
Due from / to Related Parties - Current Million of US $ Unaudited	$189	$243	$57	$121
Due from / to Related Parties - Non Current Million of US $ Unaudited	$448	$17	$478	$16

Note i:

The amounts due from the DOT are primarily on account of pre-absorption retirement benefits which are recoverable by MTNL. Such retirement benefits (pre absorption) were calculated at the rates prescribed by DOT (Refer note 18). Furthermore, amounts recoverable for the General Provident Fund in respect of employee contributions (pre absorption) of Rs 8,517 million (2005: Rs 6,426 million) together with the interest accrued (Refer Note 14) is also included in this balance. Amounts due to the DOT represent license fees and spectrum charges to be paid by MTNL in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime (Refer Note 2(e) and 3).

Note ii:

Amounts due from BSNL and VSNL represent trade receivables related to interconnect usage charges as per TRAI Regulations and the payables are on account of networking charges for NLD calls. (Refer Note 3).

Management has classified the amounts due from the DOT and VSNL as non-current on the basis that there are no fixed terms for repayment from these related parties, and while management expects to negotiate settlement of the amounts within the next 12 months, there are no assurances that this will occur.

20.	EQUITY SHARES

The Company has only one class of capital stock referred to herein as equity shares. Par value of each equity share outstanding as of March 31, 2005 and 2006 is Rs.10.

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

Under Indian GAAP the accumulated retained earnings available for distribution to equity shareholders, subject to certain restrictions was Rs.76,525 million, Rs.81,977 million and Rs.84,906 million as of March 31, 2004, 2005 and 2006 respectively.

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

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

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

Credit risk

Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2005and 2006, there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements. To reduce credit risk, MTNL performs ongoing credit evaluation of customers. As of March 31, 2005 and 2006, BSNL and DOT accounted for more than 10% of total receivables, which has been reflected in Note 19.

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

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2006 is Rs. 3,601 million as compared to their carrying amount of Rs. 3,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2006 is Rs.2,208 million as compared to their carrying amount of Rs. 2,406 million.

Due to the uncertainties attached to the timing of ultimate realization of restricted assets, it is not practicable to determine their fair values.

22.	CONTIGENCIES AND COMMITMENTS

        i.    CAPITAL COMMITMENTS

Contractual commitments for capital expenditure pending execution were Rs. 2,177 million and Rs. 3,923 million as of March 31, 2005 and 2006 respectively. Contractual commitments for capital expenditures are related to purchase of property and equipment.

        ii.   GUARANTEES

MTNL has outstanding financial/performance bank guarantees of Rs. 459 million and Rs.771 million as of March 31, 2005 and 2006 respectively. The bank guarantees are essentially provided to the Government of India for financial and performance roll out obligations as prescribed in respective license agreements.

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

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

Based on review of the latest information available, management believes that the ultimate liability in connection with pending tax and legal proceedings, claims and litigation will not have a material effect on the Company’s results of operations, cash flows or financial position, with the possible exception of the matters described below.

(a)	Sales tax

The Company has received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges. The Company has received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs. 3,200 million in sales tax for fiscal 1989-2000. Further MTNL has also received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon the Company. The amount of issue in Delhi is significantly less.

The department made these demands based on a case involving the Uttar Pradesh Trade Tax Department (UPTTD) and the DOT, wherein the Supreme Court of India ruled that a telephone connection along with a telephone set provided by a company rendering basic services amounts to a "transfer of right to use the telephone system" and the rentals collected by DOT towards this right to use should suffer sales tax. Subsequent to the passing of this order, both the cellular and basic operators filed a petition before the Supreme Court under Article 32 of the Constitution in respect of the above. The Hon’ble Supreme Court admitted the Petitions, inspite of its own judgment, and vide orders dated September 25, 2003 referred the matter to a larger bench for determination of dispute on merits and further directed that in future there shall be no coercion for recovery of any dues. The Hon’ble Supreme Court further directed that the operators should file statutory appeals against the assessment orders for assessments already completed as on September 25, 2003. Following the Supreme Court order in the UPTTD case the sales tax departments across the country, have raised demands on basic and cellular mobile operators.

MTNL has challenged the demands raised before the respective high courts and the Company has been granted interim stays against enforcement of the demands. However this stay order is subject to the outcome of the Supreme Court judgment on the issue. During the year ended March 31, 2006, the Supreme Court of India has concluded in the BSNL Vs Union of India case that rendering basic services does not amount to a "transfer of right to use the telephone system". Hence the imposition of the sales tax on any facility of the telecommunication services is untenable in law. Based on opinion received from legal counsel and drawing reference to the judgment of the Supreme Court of India in the abovementioned case, management believes that the sales tax departments would have to withdraw their demands of sales tax on basic telephony and that an adverse outcome in respect of the above is remote.

(b)	Income taxes

i.
The Central Income Tax Authority of India (“CIT”) had historically disallowed the license fee paid by the Company to DOT for the years ended March 31, 1994 till March 31, 2005 as a tax deductible expense and had raised a demand for payment of taxes on increased taxable income relating to such expenses. These demands had been contested by the Company. As part of the appeals process, the Company had paid deposits under protest, amounting to Rs 13,427 million as of March 31, 2005. These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets

During the year ended March 31, 2005, the Company had obtained favorable decisions from the Income Tax Appellate Tribunal (“ITAT”) with respect to the license fee disallowed for the assessment years 1997-98 and 2001-2002. Further in respect of assessment years 1995-96 and 1996-97, the Committee of Disputes (“COD”), on the recommendations of the Ministry of Law, decided not to give clearance to either the Central Board of Direct Taxes or the Company to file appeals in the Hon’ able High Court, making the decision of the ITAT binding on both the parties. Subsequent to the COD’s decision, the Company has applied to ITAT to restore the appeal and decide in favor of the Company.

During the current year ended March 31, 2006, based on the judgments passed in the previous years, ITAT has allowed deduction of license fees as a tax deductible item for assessment years 1998-99 to 2000-01 and 2002-03. License fees have also been allowed as a deduction by CIT (A) for assessment year 2004-05. Management believes that ITAT following its favorable judgments of earlier years will eventually decide in favor of the Company for the years in dispute and an adverse outcome in respect of the above is not probable. Based on the above stated favorable orders, the Company has not accrued the tax charge on the license fee in the financial statements. The Company will receive interest on deposits paid under protest to the tax authorities and the refunds against the years decided in favor of the Company. In the absence of detailed calculations from the ITAT the refunds and the interest thereon have not been recognized in the statement of income for the year ended March 31, 2006.

ii.
The Income Tax authorities have historically disallowed the Company’s claim for a tax holiday under section 80IA of the Indian Income Tax Act, 1961 (Also refer note 17). For assessment years 2001-02 to 2004-05, the income tax authorities have demanded Rs.10,677 million as penalties for the deduction claimed by the Company under Section 80 IA -Income Tax Act, 1961. The Company is contesting these disputes at various levels of income tax appellate authorities including the ITAT. During the current year, the Company’s appeal to determine the applicability of section 80 IA has also been admitted by the High Court. Under the Indian laws, High Courts only admit a case, pertaining to income taxes, if there is a ‘question of law’ involved in the litigation and not ‘a question of facts’. Under the Income tax

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

laws no penalty can be levied if there is a ‘question of law’- interpretation involved. The Company has adequately disclosed in its income tax filings its claims under section 80IA and further since its appeal has also been admitted by the High Court, management believes that it is ‘a question of law’ on which no penalty can be levied by the income tax authorities. Based on opinion received from legal counsel and the facts above, management believes that an adverse outcome in respect of the above is remote.

iii
General Provident Fund is a scheme applicable to the Company’s employees who have opted for the Government Pension rules. In the absence of any rules available for deposit of such contribution the amounts had been retained by the Company pending notification from the Government.

The CIT had considered the contributions made by the employees towards the General Provident Fund for the year ended March 31, 2001 to 2004, as taxable income of the Company. The amount of additional income tax demanded together with interest amounted to Rs. 1,652 million as of March 31, 2005. As a part of the appeals process the Company had deposited Rs. 1,306 million as of March 31,2005 under protest to the tax authorities. These deposits had been classified as part of restricted assets on the Company’s consolidated balance sheets.

During the year ended March 31, 2005, the Company had set up an ‘MTNL GPF Trust’ and had applied to the Income Tax authorities for the recognition of the said Trust. The Company believed that the entire GPF contribution till date will be allowed on payment of the same to the Trust. During the current year ended March 31, 2006 the GPF Trust has been recognized by the Income Tax authorities and the amount deposited in the Trust has been allowed as a deduction in the current year.

(c)	Disputes with BSNL

In accordance with the Inter Connect Usages Regulations, the Company has accounted for interconnection charges payable to BSNL amounting to Rs.6,924 million and Rs. 3,627 million for the years ended March 31, 2004 and 2005 respectively (also refer note 4). However BSNL had raised a bill for the interconnection charges for the calls originating from MTNL’s network and terminating/transiting at/from BSNL amounting to Rs.12,165 million and Rs. 8,030 million for the years ended March 31, 2004 and 2005 respectively. The Company’s contention was that the claim was not adequately supported by BSNL and hence not accepted by the Company.

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

During the year ended March 31, 2006, the DOT had constituted a three members committee comprising the Member (Production), Telecommunications, Member (Finance), Telecommunications and Deputy Director General (Business Solution) to resolve the issues relating to networking charges. Based on the recommendations of the Committee vide their minutes dated January 2006, the networking charges payable to BSNL for the years March 31, 2004 and March 31, 2005 have been settled at Rs.14,078 million as against Rs.10,551 million. Further, the Committee has also settled networking charges for the years 2000 to 2003 in the meeting held in January 2006. Accordingly, an amount of Rs. 3,809 million (including the incremental charge of Rs. 3,527 million for the years 2004 and 2005) has been accounted as networking charges in the statement of operations for the year ended March 31, 2006.

Subsequent to the year end March 31, 2006, meetings have been held between BSNL and MTNL wherein BSNL has raised additional claims for the year upto March 31, 2005 aggregating Rs.2,007 million and claims amounting to Rs.5,670 million for the year ended March 31, 2006 on account of networking and others charges. As against these claim for the year ended March 31, 2006 the Company has accounted Rs. 4,040 million for networking charges payable to BSNL.

The Company’s contention is that since all claims relating to networking and other charges for the period upto March 31, 2005 have already been settled in accordance with the minutes of DOT committee held on January 2006 and the claims for the year ended March 31, 2006, are not adequately supported by the BSNL and hence not accepted by the Company. Further, the Company is in the process of discussing/reconciling their claims for the year ended March 31,2006 with BSNL and may be required to pay an additional amount based on the final settlement, however such payments will not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows. Management believes that an adverse outcome in respect of the above is not probable.

During the year ended March 31, 2006, MTNL has raised claims on BSNL for duct charges, TAX claims and reciprocal service claims amounting to Rs.2,116 million, Rs.2,482 million and Rs.320 million respectively. The duct charges pertain to annual usage of infrastructure (ducts) for the period October 1, 2000 to March 31, 2006, the TAX claims pertain to the Company’s Trunk Automatic Exchange (“TAX”) used by BSNL for the period from February 1, 2004 to March 31, 2006 and the reciprocal service claims are on account of Reciprocal Service Connections provided to BSNL employees. for the period October 1, 2000 to March 31, 2006. Management has not recognized these claims

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

as income in the statement of operations considering the history of other disputed claims with BSNL the fact that currently there is no separate agreement for these services, and that BSNL has not accepted these claims.

(d)	Disputes with DOT

On the formation of the Company, employees were deputed to MTNL on deemed deputation status from DOT and the Company was required to contribute for the Leave Salary and pension Contribution (“LSPC”) as per the rates prescribed by the Government. The Company had accrued for these expenses amounting to Rs 2,884.74 million for the period 1986 to 1998 and subsequently paid them to DOT.

During the year ended March 31, 2006, a Committee was set up to examine the amount of LSPC contributions payable by MTNL to DOT. The Committee concluded that an additional amount of Rs.656 million was payable on account of short payment of the LSPC contribution and an amount of Rs.1,738 million is payable on account of interest payable on delayed payment of the LSPC contributions. The Company has accepted the claim of DOT for Rs.656 million and has expensed it in its statement of income for the year ended March 31, 2006. In respect of Rs.1,738 million, the Company has contested the claim from DOT on the contention that MTNL has abided by DOT’s decision at all stages by depositing the amounts as required. Management believes that an adverse outcome in respect of the above is not probable.

(e)	Others

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

ii.
In the year 2004-2005, Alcatel brought claims aggregating to Rs. 121.21 million (including interest from 1997 till date on the claims made Rs 79.91 million) against the Company. These claims arise out of contract for supply of digital local telephone exchange equipment. These claims include claims for loss of reputation and loss of business opportunity aggregating to Rs. 20 million. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iii.
The Company has received claims aggregating Rs. 308.6 million (March 2005 Rs. 279 million) from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arise from the contract for PRM services which were started in the year 1999-2000. MTNL has not paid commission payable for these services to these providers as the amount was subsequently not recovered from the subscribers. The claims include Rs. 119 million towards loss of profit and wasteful expenditure incurred by the parties. The Company believes it has a valid defense against these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable. .

iv.
The Company has received claims from CMC limited aggregating to Rs.40 million and Rs.452.52 million as of March 31, 2005 and 2006 respectively (including interest arising during the course of proceedings amounting to Rs.157 million). These claims arise out of usage of leased circuits for which MTNL has charged them rental for CUG services as per the revised tariff plan which is disputed by CMC Limited. These claims include claims for loss of reputation, business opportunity and undue harassment aggregating Rs.220 million. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

v.
Additionally the Company is also involved in law suits and claims amounting to Rs.1,190 million pending at various authorities which arise in the ordinary course of the business. Management believes that it has a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows.

iv.	DISPUTE WITH OTHER OPERATOR

During the year ended March 31, 2005, MTNL noticed that a very large number of calls were received from certain levels of another operator’s network. On further investigation/analysis, it came to the Company’s notice that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered by the other operator. MTNL raised a demand on the other operator based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004. The other operator has disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi. In the year ended March 31, 2005 during the course of the hearings, the honorable High Court directed the other operator to pay Rs.2,368 million to MTNL. During the year ended March 31, 2006, the other operator under directions from the High Court has further deposited Rs.1,040 million with MTNL. Management believes that it is remote that it will have to refund these amounts; however, pending the final resolution from a court of law these amounts have not been recognized as income.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

(f)	Summary of above litigations

The following table summarizes the potential exposure (excluding interest and penalty) of the Company of March 31, 2006 with respect to above stated pending litigations in the event the same is settled against the Company:

		As of March 31,
	Also refer note:	2006	2006
		(Million of Rupees)	(Million of US $) Unaudited

Dispute relating to disallowance of license fee	22 (iii) (b) (i)	Rs.17,772	$400

Dispute relating to disallowance of 80 IA deduction	22 (iii) (b) (ii)	10,677	240

Disputes with BSNL	22 (iii) (c)	3,637	81

Disputes with DOT	22 (iii) (d)	1,738	39

Arbitration dispute with M & N Publications	22 (iii) (e) (i)	5,415	122

Arbitration dispute with Alcatel	22 (iii) (e) (ii)	121	3

PRM services	22 (iii) (e) (iii)	308	7

CMC Services	22 (iii) (e) (iv)	452	10

Other Lawsuits and claims	22(iii) (e) (v)	1,190	27
		Rs.41,311.	$929

23.	SEGMENTAL INFORMATION

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

During the years ended March 31, 2004 and 2005, the Company had not considered cellular services to be a reportable segment since it did not meet the thresholds of significance. However as the cellular services have met the thresholds of significance during the year ended March 31, 2006, the Company has disclosed the segment information. MTNL has also disclosed segment information for the prior years.

During the current year the Company has started operations in Mauritius. However, as the operations are insignificant as compared to the overall business of the Company, the same have not been considered for separate segment disclosure. During the year ended March 31, 2005, and March 31, 2006 no single customer has contributed for revenue in excess of 10% of total revenue.

MTNL’s operating segment information for the years ended March 31, 2004. 2005 and 2006 are as follows. The table gives the amounts reviewed by the CODM reconciled to the consolidated US GAAP financial statements.

The amounts reviewed by the CODM are based on internal accounting policies of the Company which are different from US GAAP.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

	Basic	Cellular	Unallocated (Corporate)	Elimination	Total	Reconciling Adjustments	Consolidated Totals
	Millions of Rupees
For the year ended March 31, 2006
Revenue — External customers	49,883	5,727	-	-	55,610	(8, 942)	46,668
Revenue — Inter-segment	744	216	-	(960)	-
Total Revenues	50,627	5,943	-	(960)	55,610	(8,942)	46,668
Operating income / (loss)	4,696	1,808	(4,846)	-	1,658	(2,470)	(812)
Interest income/ (expense), net	(67)	1	3,831	-	3,765	(1,995)	1,770
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	(73)	(73)
Non Operating income, net	1,190	59	42	-	1,291	(673)	618
Net income / (loss)	5,819	1,868	(973)	-	6,714	(5,138)	1,576
Segment assets	113,195	7,749	83,519	-	204,463	(34,312)	170,151
Depreciation and amortization	5,916	544	7	-	6,467	1,532	7,999
Capital expenditures for long-lived assets	5,274	1,609	(28)	-	6,855	-	6,855
For the year ended March 31, 2005
Revenue — External customers	53,050	2,874	-	-	55,924	(5,768)	50,156
Revenue — Inter-segment	393	-	-	(393)	-	-	-
Total Revenues	53,443	2,874	-	(393)	55,924	(5,768)	50,156
Operating income / (loss)	6,450	637	511	-	7,598	(4,671)	2,927
Interest income/ (expense), net	(174)	1	2,293	-	2,120	-	2,120
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	(67)	(67)
Non Operating income, net	2,387	14	38	-	2,439	(1,889)	550
Net income / (loss)	8,663	652	2,842	-	12,157	(6,560)	5,597
Segment assets	111,729	6,358	99,797	-	217,885	(40,713)	177,172
Depreciation and amortization	5,533	337	10	-	5,880	1,844	7,724
Capital expenditures for long-lived assets	7,093	3,068	137	-	10,298	-	10,298
For the year ended March 31, 2004
Revenue — External customers	61,826	1,870	-	-	63,696	(2,612)	61,084
Revenue — Inter-segment	434	-	-	(434)	-	-	-
Total Revenues	62,260	1,870	-	(434)	63,696	(2,612)	61,084
Operating income / (loss)	13,944	36	82	-	14,062	(8,829)	5,234
Interest income/ (expense), net	(209)	1	1,610	-	1,402	9	1,412
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	(20)	(20)
Non Operating income, net	1,369	24	3		1,396	(1,094)	302
Net income / (loss)	15,104	61	1,695	-	16,860	(9,912)	6,948
Segment assets	105,663	3,319	97,216	-	206,199	(38,176)	168,023
Depreciation and amortization	5,219	212	7	-	5,438	3,237	8,675
Capital expenditures for long-lived assets	8,582	833	5	-	9,420	-	9,420

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

There are material differences between segment information internally reviewed, by the CODM, and consolidated financial statements prepared under U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for:

•	Revenue recognition

•	Employee benefits - Accounting for gratuity and pension obligations; accounting for leave pay obligations and curtailment benefits arising from voluntary retirement scheme under US GAAP.

•	Property, plant and equipment - Useful lives of assets, foreign exchange capitalized, interest capitalized and leases, and

•	Deferred taxes - Accounting for deferred taxes under US GAAP.

More specifically, the reconciling items relate to the following:

•
The reconciling items pertaining to revenues amounted to Rs.8,942 million, Rs.5,768 million and Rs.2,612 for the years ended March 31, 2004, 2005 and 2006. These reconciling items primarily pertain to non recognition of revenues under US GAAP (Refer notes 22(iii)(c) and 22(iv)) since the amounts are either disputed or collectibility is not reasonably possible and netting off of commissions from revenues under US GAAP.

•
The reconciling items pertaining to operating income / (loss) amounted to Rs.2,470 million , Rs. 4,673 million and Rs. 8829 million for the years ended March 31, 2004, 2005 and 2006. These reconciling items are mainly attributable to US GAAP adjustments for revenues, cost of revenues and selling general and administrative expenses and reclassification of excess liability written back. The cost of revenues and selling, general and administrative expenses have reconciling items on account of accounting for employee benefits, depreciation, provision for doubtful debts and other adjustments on account of BSNL / DOT (Refer notes 3 and 4) under US GAAP.

•
The reconciling item in respect of interest income / (expense), net for the year ended March 31, 2006 is on account of non recognition of a potential Income Tax refund under US GAAP since it is contingent (Refer note 22(iii)(b)(i)).

•	The reconciling item in respect of non operating income / (loss) primarily pertain to reclassification of excess liability written back from non operating income / (loss) to operating income / (loss).

•
The reconciling adjustments for segment assets pertain primarily to US GAAP adjustments in respect of useful lives of assets, foreign exchange capitalized, interest capitalized and depreciation expense.

24.	SUBSEQUENT EVENTS

a)
The Board of Directors has recommended payment of final dividend at 10% on the paid up equity capital of Rs. 6,300 million on June 21, 2006. The Company would be required to pay dividend tax at the rate of 14.03% of the dividend distributed.

b)
During the year ended March 31, 2006 the Company had introduced another VRS scheme called MTNL Non Executive Retirement Scheme 2006. The employees were to exercise their option from March 20, 2006 to April 10, 2006.. The Company received1,068 applications during April 2006. All the applications received after the year end were accepted. The cost to the Company under the said VRS scheme amounted to Rs. 785 million approximately.

25.	SIGNIFICANT RISKS AND UNCERTAINTIES

a)
The telecommunication industry in India is subject to substantial regulation by the Government. The Company is subject to certain risks common to companies within the telecommunications industry in India. These include, but are not limited to, substantial regulation by the Government. Changes in the Government policies including a revocation of the license or a change in significant terms of the license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity may significantly affect management’s estimates and the Company’s performance. Further the Indian Government is the controlling shareholder in MTNL and hence the Company is deemed to be an Indian government company. As such, the Company is subject to laws and regulations generally applicable to public sector enterprises in India. These laws and regulations govern, among other things, personnel matters, procurement, budgeting and capital expenditures and the generation of funds through the issuance of securities. Also the Indian Government when considering matters pertaining to the Company, often also considers the interests of the largest government-owned telecommunications company, Bharat Sanchar Nigam Limited (BSNL).

b)
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

c)
Most of the Company’s employees were on secondment from DOT. The non-executive employees were given the option to be absorbed in the Company with effect from November 1, 1998. Under the option for pensionary benefits, these employees could opt to retain pensionary benefits in accordance with the Central Government pension rules or in accordance with

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

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

d)
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

e)
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

Date:      October 2, 2006

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