Form 20-F
period 2007-03-31
MAHANAGAR TELEPHONE NIGAM LTD
filed 2007-10-15
CIK 1160262

As filed with the Securities and Exchange Commission on October 15, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 20-F

ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

Commission file number 1-15252

Mahanagar Telephone Nigam Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

The Republic of India
(Jurisdiction of incorporation or organization)

12th Floor, Jeevan Bharati Tower-1
124 Connaught Circus
New Delhi 110 001
India
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing two equity shares. Equity Shares (Not for trading, but only in connection with the registration of the American Depositary Shares)	The New York Stock Exchange

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

 YES    ☒         NO    ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☒

Page

PRESENTATION OF FINANCIAL INFORMATION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

i

Signatures
Index to Consolidated Financial Statements	F-1

ii

PRESENTATION OF FINANCIAL INFORMATION

The financial information in this report has been prepared in accordance with US GAAP with respect to our consolidated statements of operations, shareholders’ equity and cash flow for the fiscal years ended March 31, 2005, 2006 and 2007 and our balance sheets as of March 31, 2006 and 2007.  Our fiscal year ends on March 31 of each year, so all references to a particular fiscal year are to the year ended March 31 of that year.  The consolidated financial statements, including the notes to those financial statements, are set forth at the end of this report.

Although we have translated in this report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all.  All translations from rupees to dollars with respect to financial data as of March 31, 2007 are based on the noon buying rate in the City of New York for cable transfers in rupees on such date.  The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given.  The noon buying rate on March 30, 2007 was Rs. 43.10 per US$1.00.

Information contained in our website,www.mtnl.net.in,  is not part of this annual report.

Reference to “we,” “us,” “our,”  “MTNL,” and the “Company” refer to Mahanagar Telephone Nigam Limited.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, as defined in Section 27A of the U.S.  Securities Act of 1933, as amended, and Section 21E of the U.S.  Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry.  The forward-looking statements are subject to various risks and uncertainties.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” and similar expressions or variations of these expressions.  We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect.  The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this report.  See Item 3 “Key Information—Risk Factors” and Item 5 “Operating and Financial Review and Prospects.”  In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements.  We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

PART I

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

Our selected financial and operating data included in this report are presented in Indian rupees and are derived from our consolidated financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States of America (US GAAP) for the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007.

The selected statement of operations data and cash flow data for the three years ended March 31, 2007, and the selected balance sheet data as of March 31, 2006 and 2007 under US GAAP have been extracted or derived from our consolidated audited US GAAP financial statements which are included elsewhere in this report. The selected statement of operations data and cash flow data for the years ended March 31, 2003 and 2004, and the selected balance sheet data as of March 31, 2003, 2004 and 2005 under US GAAP are derived from our consolidated audited US GAAP financial statements not included in this report.  Our historical results do not necessarily indicate our results expected for any future period.  You should read the following information in conjunction with “Item 5.  Operating and Financial Review and Prospects,” and our consolidated financial statements included elsewhere in this annual report.

Consolidated financial statements for the year ended March 31, 2007 have been translated for convenience into US dollars (although we have translated certain rupee amounts in this report into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all).  All translations from rupees to dollars with respect to financial data as of March 31, 2007 are based on the noon buying rate in the City of New York for cable transfers in rupees on such date.  The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given.  The noon buying rate on March 30, 2007 was Rs. 43.10 per US$1.00.

Under US GAAP

	Fiscal Years Ended March 31,
	2003	2004	2005	2006	2007	2007
Statement of Income Data	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Revenues	Rs.55,251	Rs.61,084	Rs.50,156	Rs.46,668	Rs.45,475	$1,055
Total costs and expense	(48,057)	(55,850)	(47,229)	(47,480)	(48,927)	(1,135)
Liability for post retirement medical benefits written back	0	0	0	0	5,794	134
Operating income	7,194	5,234	2,927	(812)	2342	54
Other income / (expense), net	1,962	1,714	2,670	2,388	7,894	183
Income before income taxes	9,156	6,948	5,597	1,576	10,236	237
Income taxes	(3,951)	(2,570)	(2,124)	(437)	1073	25
Equity in (losses) of affiliate	(4)	(20)	(67)	(73)	(7)	(0)
Net Income	Rs.5,201	Rs.4,358	Rs.3,406	Rs.1,066	Rs.11,302	$262
Weighted average equity shares outstanding	630	630	630	630	630	--
EPS – Basic & diluted	Rs.8.26	Rs.6.92	Rs.5.41	Rs.1.69	Rs.17.94	$0.42
Basic and diluted earnings per GDR/ADS	Rs.16.52	Rs.13.84	Rs.10.82	Rs.3.38	Rs.35.88	$0.84
Dividends paid per equity share	Rs.4.5	Rs.4.5	Rs.6.5	Rs.6.21	Rs.4.56	$0.11
Dividends paid per equity share	$0.10	$0.10	$0.15	$0.14	$0.11	--
Dividends paid per GDR/ADS	Rs.9.0	Rs.9.0	Rs.13.0	Rs.12.42	Rs.9.12	$0.21
Dividends paid per GDR/ADS	$0.20	$0.20	$0.30	$0.28	$0.21	--

	As at March 31,
	2003	2004	2005	2006	2007	2007
Balance Sheet Data	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Cash and Cash equivalents	Rs.9,910	Rs.9,891	Rs.7,561	Rs.1,641	Rs.1,660	$ 39
Investment in bank deposits	8,260	15,654	17,732	19,020	17,102	397
Dues from Related Parties	29,644	23,588	27,789	23,818	23,659	548
Total Assets	160,666	168,023	177,172	170,151	178,937	4,152
Dues to Related Parties	18,885	12,084	11,339	6,091	5,729	133
Total Liabilities	77,269	83,466	93,839	89,703	90,060	2,090
Total Shareholders equity	Rs.83,397	Rs.84,557	Rs.83,333	Rs.80,448	Rs.88,877	$2,062
Capital Stock[1]	Rs.12,949	Rs.12,949	Rs.12,949	Rs.12,949	Rs.12,949	$300

1 Includes capital stock and additional paid-in capital.

	Fiscal Years Ended March 31,
	2003	2004	2005	2006	2007	2007
Cash flow data:	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Net cash from operating activities	Rs.23,456	Rs.19,885	Rs.15,006	Rs.6,006	Rs.9,672	$225
Net cash used in investing activities	Rs.(18,001)	Rs. (16,706)	Rs. (12,706)	Rs.(7,976)	Rs.(6,780)	$(158)
Net cash from financing activities	Rs.(15,011)	Rs. (3,198)	Rs. (4,630)	Rs.(3,951)	Rs.(2,873)	$(67)

EXCHANGE RATES

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one US dollar would be exchanged based on the noon buying rate in the City of New York for cable transfers of Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended March 31,	At end of period	Average rate (1)	High	Low
2003	47.53	48.36	49.07	47.53
2004	43.40	45.78	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.21	46.26	43.05
2007	43.10	45.06	46.83	42.78
2008 (through September 25, 2007)	39.55	40.39	41.15	39.5

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

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low

April 2007	43.05	40.56
May 2007	41.04	40.14
June 2007	40.90	40.22
July 2007	40.42	40.12
August 2007	41.15	40.25
September 2007 (through September 25, 2007)	40.81	39.50

On September 25, 2007, the noon buying rate was Rs.39.55 = US$1.00.

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

The Indian government is rapidly liberalizing the telecommunications industry in India.  The Department of Telecommunications (DOT) may license, at its discretion, multiple additional service providers in any service area, with respect to both basic telecommunications services and cellular services.  In November 2003, the Department issued guidelines for Unified Access Licenses, which cover both basic and cellular services within a service area.  In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-line access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access.  Basic services also include CDMA-based fixed wireless and mobile services (without roaming).  Tata Teleservices Limited and Reliance Infocomm Limited are currently competing with us in the market for basic services in both Mumbai and Delhi, and Bharti Tele-Ventures Limited is also competing with us in the basic services market in Delhi and Mumbai.  All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocom, low-cost CDMA mobile and fixed wireless technology.  With approximately 67.33% of our call units having come from approximately 18.75%  of our access lines in service, we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers.  Some of our largest customers have already migrated to other basic service operators.

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

The Indian Government is our controlling shareholder and hence we are deemed to be an Indian government company. As such, we are subject to laws and regulations generally applicable to public sector enterprises in India. These laws and regulations govern, among other things, personnel matters, procurement, budgeting and capital expenditures and the generation of funds through the issuance of securities.  We have extensive commercial and regulatory relationships with the DOT and BSNL, most of which were established at the time when there was no corporate separation between the DOT, BSNL and us.  Also the Indian Government when considering matters pertaining to us, often also considers the interests of the largest government-owned telecommunications company, Bharat Sanchar Nigam Limited (BSNL).  We have significant amounts due from related party and our inability to collect them or change in the terms of our arrangements with our related parties could adversely affect our revenues and profitability.  See Notes [3, 4, 19 and 25] to our consolidated financial statements.

We do not have title to property, and we cannot sell our properties without payment of stamp duties and registering properties in our name.

In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to us by an order of the Government of India (the “Government”) and a deed of sale was executed by the Government in our favor representing an irrevocable transfer.  Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal, duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the DOT, transferred by the Government to us has been executed but has not been registered with the appropriate municipal authorities.  The formal transfer deed and physical delivery of possession of the DOT’s non-real estate assets has resulted in the transfer of such non-real estate assets of the DOT to us in Delhi and Mumbai.

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate.  We have not paid stamp duty in respect of any of the acquired or leased properties.  Accordingly, we may be liable for stamp duty and penalties thereon if a deed is registered by us in the future (other than with respect to the DOT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by us from the Government as at March 30, 1987 are to be borne by the Government.  We have been advised by our counsel that although we have valid possession including the risks and rewards of ownership and title to all of our property to enable us to perfect and thereby acquire marketable title to real property in our possession, we would need to have relevant documents relating to transfer or lease of real property duly registered and stamped.  Accordingly, we cannot sell our properties without payment of stamp duties and registering the properties in our name.

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

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. As of  March 31, 2007, our disclosure controls and procedures were made effective.  We have improved our internal controls over financial reporting and have consulted with our audit committee and board of directors, and are planning to undertake remedial measures for further improvements.

We have received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges.  We are not yet able to estimate our potential aggregate liability, but it could be large and have a material adverse effect on our results of operations, financial condition and cash flow.

We have received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs.1.9 billion in sales tax for fiscal 1989-2000 on certain telecommunications revenues, mainly telephone rental charges.

We have challenged the demands raised before the respective high courts and we have been granted interim stays against enforcement of the demand. However this stay order is subject to the outcome of the Supreme Court judgment on the issue.  During the year ended March 31, 2006, the Supreme Court of India has concluded in the BSNL Vs Union of India case that rendering basic services does not amount to a “transfer of right to use the telephone system”.  Hence the imposition of the sales tax on any facility of the telecommunication services is untenable in law.  Based on opinion received from legal counsel and drawing reference to the judgment of the Supreme Court of India in the abovementioned case, management believes that the sales tax departments would have to withdraw their demands of sales tax on basic telephony and that an adverse outcome in respect of the above is remote.  The legal case filed in the Sales Tax Tribunal Maharashtra has been remanded to the Commissioner to reconsider the issue in light of the above Supreme Court judgment.

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

In December 1991, with a view to fulfilling its objective of facilitating the rapid introduction of new services and technology, the DOT invited bids from Indian companies with a maximum of 49% foreign ownership for two non-exclusive GSM cellular licenses in each of the cities of Kolkata (formerly called Calcutta), Chennai (formerly called Madras), Delhi and Mumbai.  The private operators commenced cellular services in late 1995.  In October 1997 we were permitted to provide GSM cellular service in Mumbai and Delhi.  Beginning in 1995, the DOT also invited tenders and awarded cellular licenses for the regional “circles” established for the purpose of licensing cellular services in the rest of India.  We believe that as of July 31, 2007, there were approximately 136 million cellular subscribers in India.

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

The following chart illustrates the current operational and regulatory structure of India’s telecommunications services industry:

In November 2003, the DOT issued guidelines for Unified Access License which cover within a service area both basic telecommunications services and cellular services.  In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access.  Basic services also include CDMA-based fixed wireless and mobile services (without roaming).  We have submitted a request to the DOT to migrate to UAS Licenses for our service area under mobile licenses for Delhi and Mumbai to be able to provide services at par with other operators in these areas.  In September 2006, our request for migration of our CMTS Licenses to UAS Licenses as our operating cellular service in the licensed area was not accepted by the DOT.  In October 2006, we sought reconsideration and grant of permission for migration to UAS Licenses.

On November 22, 2006, the DOT issued the instructions that “The licensee shall ensure adequate verification of each and every customer before enrolling him as a subscriber.  Instructions issued by the licensor in this regard from time to time shall be scrupulously followed.”

For ensuring that the complete subscriber information is available with all the service providers and the same is duly verified, the DOT also decided that each licensee shall take up re-verification of the existing subscribers on priority and ensure that the re-verification of the existing subscribers is completed by March 31, 2007.  By re-verification, it is meant that there shall be 100% check of CAF/SAF documentary proof of identity and documentary proof of address and it would be ensured that the subscriber information available in service provider’s database matches with that in CAF/SAF and associated documents.  Further the licensee company would cross-verify the information from the actual user by calling the respective subscriber.  There shall not be any connection working after March 31, 2007 in licensee’s network without having the subscriber information duly verified.

After March 31, 2007, if any subscriber number is found working without proper verification, a minimum penalty of Rs. 1000 per violation of subscriber number verification would be levied on the licensee apart from immediate disconnection of the subscriber number by the licensee.

In response of the above DOT instructions, our GSM subscriber base reduced from approximately 2.7 million to 2.5 million during the period March 2007 to April 2007.

Mahanagar Telephone Nigam Limited

Mahanagar Telephone Nigam Limited is the principal provider of fixed-line and other basic telecommunications services in Delhi and Mumbai.  Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India.  At the end of fiscal 2007 our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 3.80 million fixed lines in service.  In February 2001, we launched our cellular services using global system for mobile communications, or GSM, technology in Delhi and Mumbai and had approximately 2.75 million subscribers as of March 31, 2007.  GSM is the European and Asian standard for digital mobile telephone networks.  We launched CDMA-based services in 1997, and at the end of fiscal 2007 had approximately 1.19 lakh limited mobile subscribers in Mumbai and Delhi.  CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference.  We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 1.29 million Internet access subscribers at the end of fiscal 2007.  We obtained a national long distance license in May 2006 and began to carry our own traffic between Mumbai and Delhi.

We believe that the size of the markets in Delhi and Mumbai, the economic environment, the Indian government’s ongoing liberalization of the telecommunications industry and the still low level of penetration of fixed-line, mobile and cellular services in these two areas and the low level of penetration of Internet services in India provide opportunities for future industry growth.

The number of our access lines in service grew at a compound annual growth rate of 6.34% from March 31, 2000 to March 31, 2007.  In fiscal 2007, these lines increased by 12.54%, due to cellular services.  In the year 2007, our network included approximately 3.72 million access lines in service in Delhi and approximately 3.71 million access lines in service in Mumbai.  In addition, our access lines in service per employee increased from 66 at March 31, 2000 to 137 at March 31, 2007.

We derive our revenue primarily from local, domestic long distance and international calls that originate from our network.  In fiscal 2007, approximately 33% of our revenue was derived from call charges, 49% from rentals of telephones, access lines and other telecommunications equipment and use of our value-added services and 13% from public call offices.  Interconnect revenue, which is revenue derived from other telecommunications service providers for calls made into our network, accounted for 5% of our revenues in fiscal 2007.  Local calls are carried on our network, unless the termination point is in the network of one of the cellular operators or one of  the new private-sector basic service providers in the locality.  We have been carrying our own traffic between Delhi and Mumbai since May 2006. Other domestic long distance calls continue to be passed from our network to the domestic telecommunications network operated by BSNL, although we have entered into interconnect agreements with the new private-sector domestic long distance service providers and intend to pass such domestic long distance calls also through such other providers.  In addition, currently all international outgoing calls continue to be passed from our network to international gateways operated by VSNL, India’s former government-controlled international long distance carrier, although we have entered into interconnect agreements with other private-sector international long distance carriers and have plans for joint development with BSNL of submarine cable to connect the east and west coasts of India with Malaysia and the Middle East (and ultimately Europe and the USA).

We expect competition to continue to increase in all major sectors of the Indian telecommunications industry, as both government and private-sector companies continue to invest in capacity expansion and seize opportunities to enter new geographical areas and lines of business.  See “— Business Overview—Competition” below.

Our principal executive office is located at 12th floor, Jeevan Bharati Tower—1, 124 Connaught Circus, New Delhi—110001, India, and our telephone number is +91-11-2374-2212.

Licenses/License Areas

We provide all of our telecommunications services, other than Internet, under a single, general, non-exclusive license.  The license initially granted to us in 1986 was effective for a five-year period that ended on March 31, 1991.  The term of the license has been extended for a 25-year period ending March 31, 2013 for basic services.

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

Strategy

Key elements of our strategy include the following:

•
Expand GSM Cellular and CDMA Mobile Services in Delhi and Mumbai.  We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, and currently have an installed capacity of 10.25 lakh lines in Delhi and 13.25 lakh lines in Mumbai. We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base.  We have been awarded a tender for further adding two million lines of GSM based on 2G/3G in each of Mumbai and Delhi.  In addition, we have launched lower-cost CDMA-based limited mobility mobile services in each of Mumbai and Delhi, and currently have 118,648 subscribers with an installed capacity of 1,098,230 CDMA connections (most of which are to employ the more advanced CDMA 2000 1X technology) in each city.  We believe that this newlimited mobile service will enable us to target a wider customer base that is more price sensitive than GSM customers and that does not require India-wide and international roaming facilities.  We intend to compete effectively in these growing markets by providing high quality service at affordable rates.

•
Focus on Customer Service.  In order to strengthen the loyalty of our customers, attract cellular subscribers and improve our competitive position, we have a program to improve customer service and become more responsive to the needs of our subscribers.  We have introduced improved bill collection and payment procedures (including bill payment over the Internet and via credit card), opened Tele-marts at which most subscriber services are available, introduced telephone directories on the Internet and on CD-ROM and implemented a customer service management system.  Our customer service management system enables our staff to provide customers with access to a range of “on-line” services, including registration for new telephone lines, changes of address and issuances of bills, and allows us to monitor complaints from a single point of contact.  We have identified high usage “commercially important persons” and are making all efforts to strengthen our relationship with these subscribers.

•
Further Develop and Modernize our Network.  We intend to continue to invest in expanding and upgrading our network to improve the quality of service.  We have placed an APO (Advance Purchase Order) to add 24K tandem capacity based on NGN – next generation network, in Delhi and Mumbai.  Also, we are installing state of the art IP-MPLS Core in our network so as to give MPLS enabled data service with better quality of service to our esteemed customers.  This MPLS core network will also aggregate all the next generation network switching, data broadband and video traffic so as to enable us to have an efficient utilization of our bandwidth.  Further, we are replacing our old PDH transmission network with synchronous digital hierarchy technology.  We are also planning to introduce DWDM technology to further increase the capacity of our optical fiber in network.  We are continuing to implement fiber-in-local-loop and wireless-in-local-loop technologies where appropriate.  We have introduced broadband technology based on ADSL2+, capable of providing triple play services (video, voice and data), in a significant way.  Through expansion and modernization of our network, we seek to improve the capacity of our network, reduce network failure rates, improve call completion rates and decrease average waiting time for new lines as well as support our Internet and value-added services.

•
Selectively Target International Opportunities.  We plan to selectively target expansion opportunities outside India where we can leverage our expertise and relationships.  Our Nepal joint venture, United Telecom Limited, in which we hold a 26.7% equity interest, has commenced wireless in local loop services as the first private-sector telecommunications operator in that country and has a subscriber base of 81,000 as of March 31, 2007.  We have also been awarded licenses to provide basic, mobile and international long distance service in Mauritius.  We launched international long distance services in Mauritius in the current fiscal year. We have also launched a fixed wireless service in Mauritius.  As of March 31, 2007, we had approximately 21,800 fixed mobile customers and 23,000 international long distance card customers per month.  On December 15, 2006, mobile services were launched under the brand name “MOKOZEE,” and as of March 31, 2007, we had a total of 5,885 prepaid mobile customers.  We are also examining other international opportunities.

•
Enter the Market for International Long Distance Services.  We intend to lay submarine cable jointly with BSNL from both the east and west coasts of India to the far East and the Middle East, respectively,  to carry voice and data traffic, and with an intent to further extend to USA and Europe.

•
Expand Internet Services.  We commenced our Internet service provider operations in February 1999 with an initial network capacity to support up to 5,000 subscribers in each of Delhi and Mumbai.  As of March 31, 2007, we had approximately 1.29 million Internet access users.  We have also started providing high speed internet services on broadband.

•
Enhance Value-added Services.  We provide our subscribers with value-added services such as call-waiting, call-forwarding, wake-up calls, absent subscriber service and caller identification at no charge or for a nominal fee.  We also provide our Intelligent Network services to subscribers, which include our calling card services, a toll-free calling service, a premium rate “0900” number service, universal access service and a televoting service.  We also provide high speed data transmission services using integrated services digital network technology, which allows simultaneous high speed transmission of voice, data and images.  We expect that our value-added service offerings will increase use of our network, enhance overall customer satisfaction and provide new sources of revenue.

BUSINESS OVERVIEW

Services

Our primary business is providing basic telecommunications services in Delhi and Mumbai, which include:

1.
Basic fixed-line access (including phone plus facilities) in Delhi and Mumbai:  We provide basic fixed-line access, which consists of installation and provision of basic voice telephony services.  Rental charges include maintenance of connections between a subscriber’s premises and our network, 60 pulses of calls per month as well as the use of a basic handset (although subscribers may elect to buy their own handset and have their installation charges reduced accordingly).  Phone plus facilities in basic fixed-line include such services as abbreviated dialing, call transfer, hotline facility, three party conferencing, absentee facility, CLIP facility, call hunting, call alert and morning alarm.

2.
Public Call Offices:  Public call offices consist of both manned offices where people can make local, long distance and international calls, and coin operated telephone booths.  At March 31 2007, public call offices accounted for 6.84 % of our total wire lines in service. The coin-operated public call offices offer only local call service, while the franchised public call offices offer local, domestic long distance and international call services.  We pay a commission to the franchisees amounting to 40.0% of the tariffs charged by the franchisee on local calls and 20-30% of the tariffs charged by the franchisee on domestic long distance depending on the number of calls per fortnight and international calls.  The franchisees charge the same tariffs we do for these services.

3.
GSM cellular services (including value-added services) in Delhi and Mumbai:  In February 2001, we launched our cellular mobile services using GSM technology (the European and Asian standard for digital cellular telephony) in Delhi and Mumbai under the brand name Dolphin.  In 2002, we introduced our prepaid cellular services under the brand name Trump.  As of March 31, 2007, we had 27.47 lakh GSM cellular subscribers.  We provide national roaming facilities for our GSM cellular customers through the networks of BSNL outside Mumbai and Delhi and international roaming facilities with 45 operators in approximately 40 countries, and we have established roaming facilities for our customers in a total of approximately 200 countries.  As of March 31, 2007, we had installed a eellular network with a capacity of 10.25 lakh lines in Delhi and 13.25 lakh lines in Mumbai.  This year we decided to have a tender for further adding 20 lakh lines of GSM based on 2G/3G each in of Mumbai and Delhi.

4.
Value Added services:  Value-added services on GSM such as call-waiting, call-forwarding, wake-up calls, absent subscriber service (informing callers that the subscriber is unavailable) and caller identification, friends & family, night talk, VMS call conference, WAP and voice mail.

5.
Mobile and fixed-wireless services based on CDMA technology:  In May 1997, we began implementing wireless-in-local-loop services using CDMA technology for fixed wireless and mobile operations on a commercially experimental basis with a single exchange and capacity for 1,000 subscribers in Delhi. Wireless-in-local-loop services use wireless links from a local exchange in place of conventional cables. Two types of service are provided.  One type employs a handset that is fixed to a subscriber’s premises for “fixed wireless” service, while the other employs a mobile telephone -or “mobile” or “limited mobility” services.  We have since upgraded our CDMA equipment and receiving stations and, in October 1999, we opened subscriptions for up to an additional 9,000 CDMA mobile and fixed wireless connections in Delhi and dedicated 40% of these connections for fixed wireless.  The capacity was subsequently increased to approximately 150,000 lines in each of Delhi and Mumbai.  At March 31, 2007, we had 118,648 operational CDMA mobile connections and 79,573 operational, fixed wireless connections.

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

6.
ISDN services: We provide narrow-band ISDN services that allow subscribers to send high speed data make telephone calls with high quality voice transmission and hold desktop video conference over a single line.  In the past, the development of independent networks for a variety of services (such as voice, telex, packet-switched data and leased lines) made each of them relatively expensive.  ISDN technology allows a wide range of data services to be made available to the subscriber through a single connection and at a reduced cost.  We believe these high speed data transmission products will help us to attract high usage subscribers.  We introduced narrow-band ISDN services in August 1996, and, at March 31, 2007, we had approximately 24,500 subscribers to this service.

7.
Broadband services:  We also offer data communications services through our packet switched data network.  This service allows the transmission of data on standard international data protocols and access via dedicated lines or dial-up facilities.  We plan to expand broadband services on a large scale based on the ADSL technology.  ADSL means asymmetric digital subscriber loop, a technology that allows combinations of services including voice, data technology and one-way full motion video to be compressed and delivered over existing copper cables.  We expect to experience significant demand for these high speed data services from large corporate, financial, media, public service and education institutions.  We launched broadband services using ADSL 2+ in January 2005.  The broadband customer base as on March 31, 2007 is 4.69 lakh. The installed capacity of broadband ports as on March 31, 2007 is 4.58 lakh.  We have plans to install additional 8 lakh broadband ports in fiscal 2007-08.

8.
Internet access services:  We commenced our Internet service provider operations in February 1999 with initial equipment capacity to support up to 5,000 subscribers in each of Delhi and Mumbai.  We experienced significant demand for this service and have since expanded our Internet services capacity to support additional subscribers in each of Delhi and Mumbai.  As of March 31, 2007, we provided our Internet services to a total of approximately 1.29 million subscribers in Delhi and Mumbai.

We also enable our customers to access the Internet without having to subscribe for Internet service.  They can access the service and later be billed on the basis of calling line identification usage.  The number of customers who use this service is much higher than the number of Internet subscribers we have.

9.
Leased line service:  We provide point-to-point leased line services for local, domestic long distance and international connectivity.  Subscribers can use our leased lines to assemble their own private networks between offices within Delhi and Mumbai or together with BSNL, between Delhi and Mumbai and to other Indian cities.  Leased line services can be used for voice and data transmission at various bandwidths.  In addition, we earn revenues from leasing circuits to cellular operators in Delhi and Mumbai to interconnect their networks to our network.  At March 31, 2007, we had approximately 48,000 leased line subscribers.

10.	Telex and Intelligent Network services: We are introducing Intelligent Network services over our entire network which at present includes:

•	Calling card service

•	Toll free calling service

•	Premium rate “0900”number service

•	Televoting service.

11.
Interconnection with domestic international long distance carriers and with basic and cellular operators in Delhi and Mumbai:  We provide local telephone services in Delhi and Mumbai as well as domestic and international long distance through our connectivity with BSNL’s domestic long distance network and. VSNL’s international gateways.  Since May 2006, we have carried our own traffic between Delhi and Mumbai.  We derive revenues from tariffs we collect on local domestic long distance and international calls that originate on our network.  Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls.  Usage is measured by pulses, which are time-based limits of measure, metered at the relevant exchanges.  A set of pulse durations is established for each category of calls (i.e., local, domestic long distance or international long distance), and within each category, pulse durations vary depending on one or more of the following factors:  call distance; time of day; type of network on which the call is terminating (i.e. fixed, GSM cellular or CDMA mobile); destination country (for international long distance only); subscriber plan (for local calls only); and whether the call is within a circle or between two different circles (for domestic long distance only).  We estimate that, based on recent sample data, local calls constitute approximately 78% of our total pulses, while domestic long distance and international calls constitute approximately 17% and 5% of our pulses, respectively.  We are focused on increasing call volumes by promoting use of our value-added services and the use of long distance services.  We have received a letter of intent for a license to enter the international long distance service market and intend to launch this service as soon as the license is finalized.  We intend to lay submarine cable jointly with BSNL from both the east and west coasts of India to the far East and the Middle East, respectively, to carry voice and data traffic.

12.
Interconnection.  We connect our network with BSNL and have entered into interconnect agreements with certain other licensed domestic long distance service carriers to provide our customers with domestic long distance service and intend to pass traffic to these other providers also (we carry our own traffic beween Delhi and Mumbai since May 2006).  We connect our network with VSNL and have entered into interconnect agreements with certain other licensed international long distance carriers to provide our customers with international long distance service.  We connect our network with the other basic, cellular operators and Unified Access Service Providers in Mumbai and Delhi to offer our customers comprehensive access in our coverage areas.  The terms and conditions of our interconnect arrangements are governed by regulations of the TRAI and interconnect agreements that we have with many of these other operators.  The TRAI is also responsible for ensuring technical compatibility among operators.  Effective May 1, 2003, under the authoirty’s interconnection usage charges regulation, interconnect charges have been established for all major types of interconnection based on a “calling party pays” principle.  See

“—License Fees and Network Utilization/Interconnection Arrangements” and “—Telecommunications Regulation in India.”

Recently Introduced Services

•	We have launched broadband service with ADSL2+ state-of-art technology, capable of providing triple play services (voice, video and data).

•
We have launched a “Certification Authority” business under the brand name “MTNL Trustline” with a capacity to issue 500,000 Certificates.  With this, we have become an important public key infrastructure service provider.

•	We have launched Wi-fi service to provide internet connectivity to inaccessible and hot spots in the Delhi area.

•	Since May 2006, we are carrying our own national long distance traffic between Delhi and Mumbai.

•	We, in association with STPI, are setting up data centre for Web-Farming application.

•	We have launched IPTV services in both Delhi and Mumbai on revenue sharing basis.

•	We have also commissioned a state-of-the-art IP/MPLS core network in Delhi.

Services Under Development

•
We would be adding two million lines in net switching capacity including capacity for WLL and GSM and 60,000 KMs. of optical fiber in Delhi and Mumbai.  Our other plans include - setting up 300-seater unified call center and deployment of Next Generation Network of 24,000 lines in Delhi and Mumbai each.

•
A state of the art convergent billing and CRM system is under installation. This will facilitate CDR based billing, single bill for all services to the subscribers, flexibility in billing and innovative tariff packages for subscribers and thus will help in reducing billing complaints.

•
We are further adding optical fibre in our access network and are introducing FTTH based on PON so as to provide all of our important customers with fiber connectivity to their homes in order to meet their further increased bandwidth requirement of both data and video applications.

•	We have also floated an EOI for introduction of Wi-Max. Pilot projects have been started in both Delhi and Mumbai for providing Wi Max services.

Telecommunications Services in Other Countries

We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships.  We are keen in expanding our overseas operations, currently we are in the process of exploring the potential in a few Asian and African countries.  United Telecom Limited, a joint venture involving us (26.68%), Telecommunications Consultants India Limited (26.66%), VSNL (26.66%) and Nepal Ventures Private Limited (20%), commenced wireless in local loop services as the first private-sector telecommunications operator in Nepal.  We have also been awarded licenses to provide basic and international long distance service as well as mobile services in Mauritius.  Through a Mauritius subsidiary, we have begun to offer ILD services and fixed wireless services.  We intend to begin the build out of our network there to provide additional services.

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

GSM Cellular Services. We offer our GSM cellular subscribers in Delhi and Mumbai a choice of several plans, tailored to meet the needs of different user profiles.  One of the plans is the standard plan, which, under TRAI regulations, we are required to offer all customers and the terms of which the authority establishes.  Generally, in addition to call charges for local and long distance calls, our plans include the following types of charges: refundable, non-interest bearing security deposit; installation charges; monthly rental charges; and airtime charges.  Effective February 1, 2004, with the adoption by the TRAI of the interconnection usage charge regulation and the “calling party pays” principle, charges for incoming cellular calls (other than any roaming charges) have been eliminated.  In addition, we provide the following value-added services free to all our GSM cellular subscribers:

•	roaming between Delhi and Mumbai

•	call forwarding/divert

•	call hold

•	call waiting

•	caller identification

However, airtime charges on use apply to these services.  In addition, we offer our GSM cellular subscribers the following value-added services for a fee.

•	national roaming;

•	WAP (for Rs. 0.80 per minute through circuits switch Data);

•	voice mail (for Rs. 0.50 per minute on message retrieval);

•	Short Message Service;

•	charges for outgoing messages – Rs.0.50.
•	charges for incoming messages – free
•	charges to other Services/National – Rs.1.00 per message
•	charges to other Services/International – Rs.2.50 per message
•	SMS Package (for Rs. 30/- per month and outgoing SMS local mobile no. Rs. 0.10 per message between 10 PM to 10AM)

•	content-based Short Message Service (Rs.1.00 per message for regular service); and

•	call conference (for Rs.50 per month; free for corporate booking);

GPRS and MMS Service

FOR POSTPAID					FOR PREPAID
1. FOR GPRS
Particulars	GPRS-1 (wef 01.02.06)	GPRS-2	GPRS-3	GPRS-4 (wef 20.03.06)	GPRS-5
Activation Charges (one-time)	NIL	NIL	NIL	NIL	NIL (Rs. 2/ - per SMS)
Monthly Rental	Rs. 90/ -* per month (WAP browsing through Mobile)	Rs. 399/ - per month (unlimited WAP browsing through PC)	Rs. 49/ - per month (unlimited WAP browsing through mobile)	NIL	NIL
Free usage up to	15 MB	Unlimited (GPRS)	NIL	NIL	NIL
Volume based usage charges beyond free usage (Rs. / Kilo Bytes)	Rs. 0.01 per KB (10 paisa per KB)	NIL	Rs. 0.10 per 10 KB	Rs. 0.02/KB	Rs. 0.02/KB
2. FOR MMS
1.P2P (Calling party or sender to pay)	50 MMS free. Beyond 50 MMS, Rs.3/ - per MMS	200 MMS free. Beyond 200 MMS, Rs. 3/ - per MMS	NIL	Rs.3/ - per MMS	Rs. 3/ - per MMS

2. M2P (Downloader to pay)	Down load charges as per rate fixed by the content provider

Various optional plans are also available to cater to the specific needs of the customers.

Itemized bill for Rs.50 per month (free for corporate booking)

In fiscal 2002, we introduced pre-paid GSM cellular services under the brand name “Trump” in Delhi and Mumbai.  This market is also highly competitive, with rates changing with market conditions.

In January 2006, we launched “One India Tariff” @Rs. 1.00 per minute for all India on all networks.  However, calls from fixed line/CDMA to fixed line/CDMA within own network are @Rs. 1.00 for three minutes.

We launched a new program One India Roaming Freedom Plan under Postpaid Cellular Services, under GSM license service effective June 3, 2007 in our service areas in Delhi and Mumbai.

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

In May 2005, we implemented leased line tariff at par with BSNL under revised tariff ceilings prescribed by the TRAI.

CDMA Services.  For CDMA mobile services, including the use of a CDMA handset, our subscribers are charged a refundable security deposit, a monthly charge and a monthly handset rental, in addition to airtime charges.  We have not charged users for incoming calls.  We offer our CDMA mobile subscribers a choice of several plans, tailored to meet the needs of different user profiles.  Following commissioning in July 2006 of CDMA 20001X system in Mumbai, which has mobility between Mumbai and Navi Mumbai, other value added services are provided such as:

•	SMS: Local Rs.0.40 per message, national Rs. 0.80 per message and international Rs. 2.50 per message.

•	VMS: Rs. 1.20 per 3 minute

•	Internet Access: Rs. 0.30 per 100 KB

In addition, we provide the following value added services free to all our CDMA subscribers:

•	Call Hunting

•	Call Waiting

•	Caller Identification

•	STD./ISD Dynamic Lock

•	Call Forwarding

•	Three-party Conference

•	Abbreviated Dialing

Other Services

For access to narrow-band ISDN services, we charge our subscribers a monthly rental and no registration fee.  Subscribers can also have primary rate access for an initial fee.  Usage charges for local, domestic long distance and international calls are the same as for the basic fixed-line telephone.

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

License Fees and Network Utilization/Interconnection Arrangements

License Fees and Network Utilization Charges.  Under our previous arrangement with the DOT, the license fees for providing basic services was fixed at Rs.900 per access line in service.  This arrangement expired on March 31, 2000.  In the absence of any new arrangement with the DOT, we continued to pay license fees during fiscal 2001 on the same terms as our previous arrangement.  On April 9, 2001, the DOT communicated that the annual license fees will be revised and shall be payable at 12% of adjusted gross revenue from basic telephone service effective from August 1, 1999, as applicable to private operators from that date.  On September 5, 2001, the DOT amended its position and indicated that the date from which the revised license fees will be payable will be notified later.  However, in the absence of an agreement for payment of license fees and any clarification from DOT to date, we have paid license fees on the revised basis communicated by DOT for fiscal 2002 and 2003.  Further subsequent to the year ended March 31, 2004, in a meeting held between DOT, BSNL and the Company to resolve the ambiguity with respect to license fees and networking charges it was agreed that the license fees were payable at 12% of AGR and networking charges as per TRAI regulations with effect from August 1, 1999. Also, the revenue sharing percentages earlier agreed to between us and BSNL, other than those governed by TRAI regulations, were revised with retrospective effect.  This resulted in an incremental charge of Rs. 3,520 million in the consolidated statements of income on account of license fee and a benefit of Rs 1,515 million on account of networking charges during the year ended March 31, 2004, in respect of periods up to March 31, 2003. Further license fee has been revised at 10% of Adjusted Gross Revenue with effect from April 1, 2004. The license fee for the NLD (national long distance) service license which the company has obtained is 6% of AGR. A license fee on internet services of 6% of AGR has been in effect since January 1, 2006.

Cellular License Fees and Spectrum Allocation Charges.  Each Indian cellular service provider operating in top-tier circles, including us, currently pays a cellular license fee of 10% of adjusted gross revenues received from its cellular services plus spectrum charges of 2% of adjusted gross revenues for up to 4.4 MHz of spectrum allocation and 3% of adjusted gross revenues for spectrum allocation of up to 6.2 MHz and 4% of Adjusted Gross Revenue for spectrum allocation of up to 8 MHz.  License fee has been revised from April 1, 2004 at 10% of adjusted gross revenue.

Unified Access License.  In November 2003, the DOT issued guidelines for Unified Access Licenses which cover within a service area both basic telecommunications services and cellular services.  In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access.  Basic services also include CDMA-based fixed wireless and mobile services (without roaming).  We have submitted a request to the DOT to migrate to UAS Licenses for our service area under mobile licenses for Delhi and Mumbai to be able to provide services at par with other operators in these areas.  In September 2006, our request for migration of our CMTS Licenses to UAS Licenses as our operating cellular service in the licensed area was not accepted by the DOT.  In October 2006, we sought reconsideration and grant of permission for migration to UAS Licenses.

New Interconnection Usage Charges Regulation.  Effective May 1, 2003, under the TRAI’s new interconnection usage charges regulation, and further amended and implemented since February 1, 2004, interconnect charges have been established for all major types of interconnection.  Under this regulation, we are entitled to specified interconnection revenues with respect to incoming calls from operators that are linked to our network, and are required to make specified payments in respect of outgoing calls from our network into another operator’s network.  For this reason, this regulation is said to be based on the “calling party pays” principle.  As a result of this regulation, we are accruing interconnect fees payable by BSNL in respect of the domestic long distance calls that come into our network from that company’s network.  In addition, as a result of related tariff changes, we no longer charge cellular or CDMA-based mobile users for incoming calls, as we are now entitled to interconnect payments from the caller’s service provider.  The terms of all interconnect agreements are subject to the interconnect charges specified in the regulation.  The TRAI has issued IUC Regulation (1 of 2005) dated January 6, 2005 and implemented from February 1, 2005. In this IUC amendment, the authority emphasized lower tariffs and linked high sustained subscriber growth. Plans for consistent decline in tariffs to give sustained boost to subscriber growth and teledensity.  The methodology of imposing ADC per minute charge has kept unchanged. Only the Access Deficit Charge has been changed, ADC on long distance calls and international calls has been reduced.  Further, in the amended IUC regulation, BSNL only, and not the other fixed lines operators, will receive ADC on all incoming international calls and outgoing calls from Mobile/WLL (M).  The TRAI has issued IUC Regulation (1 of 2006) dated February 28, 2006 and implemented from March 1, 2006.  In this IUC amendment, the methodology of imposing ADC per minute charge changed with AGR (adjusted gross revenue) basis @ 1.5%.  ADC on international calls has been reduced on the basis of per minute charge in addition to 1.5% of AGR.

The TRAI has issued ADC Regulation (2 of 2007) dated March 21, 2007 and implemented from April 1, 2007.  In this amended regulation ADC on percentage revenue share was reduced to 0.75% from existing 1.50% of AGR.  ADC on Outgoing international calls was reduced to zero from existing level of Rs. 0.80 per minute and on Incoming International Calls reduced to Rs. 1.00 per minute from existing Rs. 1.60 per minute.

Network Utilization—Bharat Sanchar Nigam Limited (BSNL).  Under our previous arrangement with BSNL, we paid network utilization charges to that company as a fixed percentage of the amount of usage and other charges billed to our customers for our services.  Our network utilization arrangement with BSNL expired on March 31, 2001.  For fiscal 2002 the interconnection charges on domestic long distance and international long distance calls were accrued on the basis of the rates payable by other basic service operators in the country, and for fiscal 2003 the interconnection charges on domestic long distance calls were again accrued on the basis of the rates payable by the other basic service operators in the country.  Since beginning of fiscal 2003, we have been accruing international long distance calls on the basis of interconnect agreements that we signed with VSNL and others.  Since the beginning of fiscal 2004, the Telecommunication Interconnect Usage Charges (IUC) Regulation (2 of 2003) 2003 covers arrangements among Service Providers for Payment of Interconnection Usage Charges for Telecommunication Services, Covering Basic Service which includes WLL(M) Services, Cellular Mobile Service Providers and Long Distance Operators throughout the territory of India.  The IUC Regulation (1 of 2005) effective from 1st February 2005 has only reduced the ADC on Domestic Long Distance calls and International calls keeping all other components of IUC unchanged. Further the ADC on incoming terminating calls on fixed network from mobiles and international long distance has also been made payable to BSNL only.

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

Interconnect Arrangements with Other Cellular, Basic Service Providers and Unified Access Service Providers in Mumbai and Delhi.  We have entered into interconnect agreements with the other cellular, Unified Access and basic service providers in Mumbai and Delhi to formalize our network integration with them.  In addition to usage-based interconnect charges, each cellular/unified/basic service operator in Delhi and Mumbai pays us an annual fee for lines leased from us to connect to our network. For the establishment of interconnection between operators, a model Reference Interconnect Offer (RIO) was circulated by the TRAI asking BSNL and us to frame our own interconnect offer which was proposed to be signed with other operators for establishing new interconnections.  Several changes were desired by the TRAI in the Interconnect Offer document of BSNL and us, and BSNL and we challenged the proposed changes in TDSAT.  As per directions of TDSAT,  several rounds of talks were held by the TRAI with BSNL and most of the issues were resolved. TDSAT has now given judgment and accordingly we have posted our interconnect offer on the website incorporating the changes already agreed with the TRAI during discussions.

Customers and Customer Service.  We classify our subscribers by use level and estimate that in the last three months of fiscal 2007, approximately 14.73% of our access lines in service accounted for 57.80% of our call units.  The following table sets forth certain information with respect to our subscribers for the final three months of fiscal 2007:

	Average number of subscribers per segment as a percentage of total subscribers	Average call units per segment as a percentage of all metered calls
Subscriber segments (use of pulses on a bi-monthly basis)
0-100	28.83	1.07
101-500	38.50	18.68
501-1,000	17.94	22.45
1,001-2,000	9.92	24.18
2,001-5,000	4.07	20.65
Greater than 5,000	0.74	12.97

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

No single subscriber accounted for more than 5% of our revenues in fiscal, 2005, 2006 or 2007.  Government of India entities in the aggregate constitute the largest user of our services.  We deal, however, with the various departments and agencies of the government of India as separate subscribers and the provision of services to any one department or agency does not constitute a material part of our revenue.

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

Billing is computerized and processing takes place at decentralized bill processing facilities in Delhi and Mumbai for ease of operation and better handling of customer complaints.  A subscriber can inquire by an automated telephone service or at one of our customer service centers to determine the amount of his bill.  Payment may be made by mail or at a collection center such as a national bank or a customer service center.  Payments may also be made under our voluntary deposit scheme, where customers set up an interest bearing deposit with us, or under our electronic clearance system, where payment is directly debited from the subscriber’s bank account.  We have also introduced a program through which subscribers can pay bills through the Internet or at any of our Tele-mart centers.  We allow subscribers to pay bills using a credit card and at the post office, and plan to allow subscribers to pay bills at local merchants and through other mechanisms to improve bill collection and remittance.

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

Payment is due within 21 days from the date of issue of the bill.  If the charges are not paid on time, we generally give a reminder by telephone after the due date, cut off all services after 35 days from the date of issue of the bill.  Subscribers with large amounts overdue may have their telecommunications services terminated earlier.  Subscribers are charged a surcharge on amounts overdue after 21 days (with maximum surcharge being Rs.4,000) and a reinstatement fee of Rs.100.  This reinstatement fee has been suspended in our Delhi unit for the one year ending September 1, 2007.

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

Insurance

We maintain comprehensive insurance for our assets under a single comprehensive policy renewable annually.  The policy is renewed in July of each year.  We do not anticipate having any difficulty in renewing our insurance policies and believe our insurance coverage is reasonable and consistent with industry standards in India.

Competition

One of the primary objectives of the 1999 telecom policy is to encourage competition within India’s telecommunications industry.  Accordingly, we will encounter increased competition in each of our markets as existing and additional service providers actively seek to penetrate these markets through the introduction of high quality products and services.

The 1999 telecom policy allows the DOT to license, at its discretion, multiple additional basic and cellular service providers in any service area.  Under a Unified Access Service License, such competitors as Reliance  Infocom,  Bharti Airtel, Tata Teleservices Limited and Idea Cellular Ltd., are currently competing with us in the market for basic services in both Mumbai and Delhi.  All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocom, low-cost CDMA mobile and fixed wireless technology.  With approximately 67.33% of our call units having been derived from approximately 18.75% of our access lines in service (last three months of fiscal 2007), we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers.

We experience significant competition in the market for GSM cellular services.  As of March 2007, we had approximately 16.26% and 20.78% of the mobile subscribers in Delhi and in Mumbai, respectively.  Our largest competitors in Delhi are Bharti AirTel, Idea Cellular and Hutchinson Essar (Hutch).  In Mumbai, Bharti (AirTel) and Vodafone have the largest share in the market.  Cellular operators also face significant competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

We commenced providing our Internet services in Delhi and Mumbai in February 1999.  The competition among Internet service providers throughout India is intense with approximately 507 licenses for providing Internet services issued as of March 20, 2007.

There has been significant consolidation in the telecommunications industry in India.  For example, the Birla Group, the Tata Group and AT&T have combined their interests in GSM cellular operators into one business, and the Tata Group, which controls Tata Teleservices, acquired a controlling interest in India’s dominant international long distance carrier, VSNL, and Tata Teleservices has acquired Hughes Tele.com, a basic service provider in Mumbai.  We expect the trend toward consolidation to continue, resulting in larger, more diversified competitors in the Indian market.  Vodafone Essar Mobile Services Limited has acquired Hutchinson Essar Mobile Services Limited, another one of the telecom operators in India.

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

Deductibility of License Fees

The Central Income Tax Authority of India (“CITA”) had historically disallowed the license fee paid by us to DOT for the years ended March 31, 1994 through March 31, 2005 as a tax deductible expense and had raised a demand for payment of taxes on increased taxable income relating to such expenses.  We had contested these demands.  As part of the appeals process, we had paid deposits under protest, amounting to Rs. 13,427 million as of March 31, 2005. These deposits have been classified as part of restricted assets on our consolidated balance sheets

During the year ended March 31, 2005, we had obtained favorable decisions from the Income Tax Appellate Tribunal (“ITAT”) with respect to the license fee disallowed for the assessment years 1997-98 and 2001-2002.  Further in respect of assessment years 1995-96 and 1996-97, the Committee of Disputes (“COD”), on the recommendations of the Ministry of Law, decided not to give clearance to either the Central Board of Direct Taxes or us to file appeals in the Hon’able High Court, making the decision of the ITAT binding on both the parties. Subsequent to the COD’s decision, we applied to ITAT to restore the appeal and decide in our favor.

During the current year ended March 31, 2006, based on the judgments passed in the previous years, the ITAT has allowed deduction of license fees as a tax deductible item for assessment years 1998-99 to 2000-01 and 2002-03. License fees have also been allowed as a deduction by the CITA for assessment year 2004-05.

During the year ended March 31, 2007, based on the judgments passed in the previous years, the  ITAT has allowed deduction of license fees as tax deductible item for the assessment years 1995-96 and 1996-97 also.  Management believes that the ITAT following its favorable judgments of earlier years will eventually decide in favor of the Company for the years in dispute and an adverse outcome in respect of the above is not probable.  Based on the abvove stated favorable orders, we have not accrued the tax charge on the license fee in our financial statements.  We have received interest on deposits paid under protest to the tax authorities and the refunds for the years decided in our favor, i.e. 1995-96, 1996-97, 1998-99, 1999-00, 2000-01, 2002-03, and 2004-05 in the year 2007-08.  The refunds and the interest thereon have been recognized in our statement of income for the year ended March 31, 2007.

Deduction of Claim of Benefit U/S 801A for New Undertakings.

    As per section 80IA of the Indian Income Tax Act, 1961 a Company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. As per the tax holiday, 100% of the profits derived from such services are exempt from tax in the first 5 years, and 30% of such profits are exempt from tax for the next 5 years. MTNL on the basis of advice from its legal counsel has historically claimed such benefit. The Company’s claim have been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. During the year ended March 31, 2006, the case has been set aside by the Income Tax Appellate Authority for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and has referred the matter back to the Assessing Officer for a fresh assessment after hearing the case again. For the years ending upto and including March 31,2006 ,considering that the benefit claimed by MTNL in the above years may not be ultimately allowed by tax authorities, the provision for current taxes in these years had been accounted in the basis of normal tax rates. During the year 2006-07 assessing officer has made fresh assessment for calculation of deduction u/s 80IA of the Indian Income Tax Act, 1961 and allowed partial benefit to MTNL. MTNL has filed appeals against that partial allowance to the higher authority.

Sales Tax

We received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges.  We received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs. 3,200  million in sales tax for fiscal 1989-2000. Further, we also received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon us.  The amount of issue in Delhi is significantly less.

The department made these demands based on a case involving the Uttar Pradesh Trade Tax Department (UPTTD) and the DOT, wherein the Supreme Court of India ruled that a telephone connection along with a telephone set provided by a company rendering basic services amounts to a "transfer of right to use the telephone system" and the rentals collected by DOT towards this right to use should suffer sales tax.  Subsequent to the passing of this order, both the cellular and basic operators filed a petition before the Supreme Court under Article 32 of the Constitution in respect of the above.  The Honorble Supreme Court admitted the Petitions, inspite of its own judgment, and vide orders dated September 25, 2003 referred the matter to a larger bench for determination of dispute on merits and further directed that in future there shall be no coercion for recovery of any dues.  The Hon?ble Supreme Court further directed that the operators should file statutory appeals against the assessment orders for assessments already completed as on September 25, 2003.  Following the  Supreme Court order in the UPTTD case, the sales tax departments across the country have raised demands on basic and cellular mobile operators.

We have challenged the demands raised before the respective high courts and we have been granted interim stays against enforcement of the demands. However this stay order is subject to the outcome of the Supreme Court judgment on the issue.  During the year ended March 31, 2006, the Supreme Court of India has concluded in the BSNL Vs Union of India case that rendering basic services does not amount to a "transfer of right to use the telephone system". Hence the imposition of the sales tax on any facility of the telecommunication services is untenable in law.  Based on opinion received from legal counsel and drawing reference to the judgment of the Supreme Court of India in the abovementioned case, management believed that the sales tax departments would have to withdraw their demands of sales tax on basic telephony and that an adverse outcome in respect of the above is remote.

During the current year the case relating to Delhi has been settled. The amount of demand pertaining to Mumbai outstanding is Rs. 1,900 million.

Disputes with BSNL

In accordance with the Inter Connect Usages Regulations, we had accounted for networking charges payable to BSNL amounting to Rs.6,924 million and Rs. 3,627 million for the years ended March 31, 2004 and 2005, respectively.  However BSNL had raised a bill for the interconnection charges for the calls originating from our network and terminating/transiting at/from BSNL amounting to Rs.12,165 million and Rs. 8,030 million for the years ended March 31, 2004 and 2005, respectively.  Our contention was that the claim was not adequately supported by BSNL and hence not accepted by us.

In the absence of an interconnection agreement, we had provided NLD/ILD access charges for the period ended March 31, 2002 at the rates lower than those demanded by BSNL. Subsequent to the year ended March 31, 2004, in a meeting held among the DOT, BSNL and us, the rates for NLD calls for the year ended March 31, 2002 were agreed, and accordingly we have accounted additional liability of Rs. 233 million during the year ended March 31, 2004.  We may be required to pay ILD access charges amounting to Rs. 195 million for the period April 1, 2001 to January 31, 2002 on the settlement of the dispute with BSNL in this regard.

During the year ended March 31, 2006, the DOT had constituted a three member committee from its Telecommunications Department comprising the Member (Production), Member (Finance), and Deputy Director General (Business Solution) to resolve the issues relating to networking charges. Based on the recommendations of the Committee in their minutes dated January 2006, the networking charges payable to BSNL for the years March 31, 2004 and March 31, 2005 have been settled at Rs.14,078 million as against Rs.10,551 million.  Further, the Committee has also settled networking charges for the years 2000 to 2003 in the meeting held in January 2006. Accordingly, an amount of Rs. 3,809 million (including the incremental charge of Rs. 3,527 million for the years 2004 and 2005) has been accounted as networking charges in the statement of operations for the year ended March 31, 2006.

Subsequent to the year end March 31, 2006, meetings have been held between BSNL and us wherein BSNL has raised additional claims for the year up to March 31, 2005 aggregating Rs.2,678 million and claims  amounting to Rs.5,256 million for the year ended March 31, 2006 on account of networking  and others charges. As against these claim for the year ended March 31, 2006 we have accounted Rs. 4,040 million for networking charges payable to BSNL.

Our contention is that since all claims relating to networking and other charges for the period up to March 31, 2005 have already been settled in accordance with the minutes of the DOT committee held on January 2006 and the claims for the year ended March 31, 2006, are not adequately supported by the BSNL  and hence not accepted by the us.  Further, as we are in the process of discussing/reconciling their claims for the year ended March 31, 2006 with BSNL and may be required to pay an additional amount based on the final settlement, however such payments will not have a material adverse effect upon our results of operations, financial condition and cash flows.  Management believes that an adverse outcome in respect of the above is not probable.

During the year ended March 31, 2006, we had raised claims against BSNL for duct charges, TAX claims and reciprocal service claims amounting to Rs. 2,116 million, Rs. 2,482 million and Rs. 320 million, respectively.  The duct charges pertain to annual usage of infrastructure (ducts) for the period October 1, 2000 to March 31, 2006, the TAX claims pertain to our Trunk Automatic Exchange (“TAX”) used by BSNL for the period from February 1, 2004 to March 31, 2006 and the reciprocal service claims are on account of Reciprocal Service Connections provided to BSNL employees for the period October 1, 2000 to March 31, 2006.  Management has not recognized these claims as income in the statement of operations considering the history of other disputed claims with BSNL  the fact that currently there is no separate agreement for these services, and that BSNL has not accepted these claims.

During the year ended March 31, 2007, we had raised claims against BSNL for duct charges and TAX uses charges amounting Rs. 478 million and Rs. 1251 million, respectively.  We have not recognized these claims as income in the statement of operations considering the history of other disputed claims with BSNL, that currently there is no separate agreement for these services, and that BSNL has not accepted these claims.

Disputes with DOT

On the formation of the Company, employees were deputed to us on deemed deputation status from the DOT and we were required to contribute for the Leave Salary and Pension Contribution (“LSPC”) as per the rates prescribed by the Government (11% for leave salary and 14% for pension contribution).  We had accrued for these expenses amounting to Rs. 2,885 million for the period 1986 to 1998, and subsequently paid them to the DOT.

During the year ended March 31, 2006, a Committee was set up to examine the amount of LSPC contributions payable by us to the DOT. The Committee concluded that an additional amount of Rs.656 million was payable on account of short payment of the LSPC contribution and an amount of Rs.1,738 million is payable on account of interest payable on delayed payment of the LSPC contributions.  We accepted the claim of the DOT for Rs.656 million and we had expensed it in our statement of income for the year ended March 31, 2006.  In respect of Rs.1,738 million, we have contested the claim from the DOT on the contention we had abided by the DOT’s decision at all stages and deposited substantial sums as required.  Management believes that an adverse outcome in respect of the above is not probable.

Other Disputes

In 1998, M&N Publication made claims for Rs 5415 million against the Company. These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of business opportunities aggregating to Rs. 2000 million. The Company has made claims of Rs. 4169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator. The Company believes that it has valid defenses to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

In the year 2004-2005, Alcatel brought claims aggregating to Rs. 129.20 million (including interest from 1996 till date on the claims made Rs 87.91 million) (March 2006 Rs. 121.21 million) against the Company. These claims arise out of contract for supply of digital local telephone exchange equipment. These claims include claims for loss of reputation and loss of business opportunity aggregating to Rs 20 million. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

The Company has received claims aggregating Rs. 336.95 million (March 2006 Rs 308.60 million) from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arise from the contract for PRM services, which were started in the year 1999-2000. MTNL has not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers. The claims include Rs 119 million towards loss of profit and wasteful expenditure incurred by the parties.The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

The Company has received claims from CMC limited aggregating to Rs. 497.52 million.(March 2006 Rs 452.52 Million).  These claims arise out of usage of leased circuits for which MTNL has charged them rental for CUG services as per the revised tariff plan which is disputed by CMC Limited. These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs. 220 million.  The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

Additionally the Company is also involved in law suits and claims amounting to Rs. 1967.11 million pending at various authorities which arise in the ordinary course of the business. Management believes that it has a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows.

Dispute with Other Operator

During the year ended March 31, 2005, we noticed that a very large number of calls were received from certain levels of another operator’s network.  On further investigation/analysis, it came to our notice that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered by the other operator.  We raised a demand on the other operator based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004. The other operator has disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi. In the year ended March 31, 2005 during the course of the hearings, the honorable High Court directed the other operator to pay Rs.2,368 million to us.  During the year ended March 31, 2006, the other operator under directions from the honorable High Court has further deposited Rs.1,040 million with us.  During the year ended March 31, 2007, the petition filed by the other operator before the High Court has been dismissed as withdrawn with the liberty to take such in accordance with law.  Management believes that it is a remote possibility that these amounts will have to be refunded.  However, these amounts have not been recognized as income.

ORGANIZATIONAL STRUCTURE

We are controlled by the Indian government and are not part of any group.

We have no subsidiaries, which are considered “significant subsidiaries”.

PROPERTY AND EQUIPMENT

Infrastructure

We believe that we have created one of the most technologically advanced networks in India.  Our network capacity is growing rapidly, and as of March 31, 2007 we had a total capacity of 9.10 million lines.

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

Overview of Our Network
	At March 31,
	2002	2003	2004	2005	2006	2007
Delhi
Access lines in service (access lines in service) (thousands)	2,065	2,155	2,003	1,719	1,621	2,999
Equipped capacity (thousands) (1)	2,775	2,967	3,154	3,737	4,219	4,385
Number of exchanges:
TAXs (2)	3	4	4	4	4	4
Main exchanges and RLUs (3)	251	309	329	339	336	336
Digital lines (thousands) (1)	2,775	2,967	3,154	3,737	4,219	4,385
Digitalization rate (4)	100%	100%	100%	100%	100%	100%

Mumbai
Access lines in service (access lines in service) (thousands)	2,431	2,445	2,408	2,355	2,256	3,668
Equipped capacity (thousands) (1)	2,876	2,886	2,806	3,657	4,217	4,717
Number of exchanges:
TAXs (2)	4	4	4	4	4	4
Main exchanges and RLUs (3)	180	183	183	183	193	202
Digital lines (in thousands) (1)	2,876	2,886	2,806	3,657	4,217	4,717
Digitalization rate (4)	100%	100%	100%	100%	100%	100%

(1)	Represents lines that are connected to digital switches.

(2)	TAX means trunk automatic exchange, a switch that routes calls to BSNL’s domestic fixed-line network and VSNL’s international gateways.

(3)	RLU means remote line units, which are switches that connect a subscriber to the main exchange.

(4)	Percentage of total equipped capacity that consists of digital lines.

Switching Equipment

All of our exchanges are fully automated and our switching capacity is 100% digital.  Our switching network consisted of 336 nodes in Delhi and 202 nodes in Mumbai as of March 31, 2007.  Each node has a capacity of between 1,000 and 100,000 lines.

At March 31, 2007, there were 90 main exchanges and 246 remote line units in Delhi and 89 main exchanges and 113 remote line units in Mumbai.  Because one or more main exchanges in each node are connected to one or more main exchanges in every other node, traffic is routed in a “mesh” configuration.  We have also installed high capacity tandem switches in Delhi and Mumbai to more efficiently route traffic between exchanges.  A majority of calls to our main exchanges are now being routed through the tandem switch to another node.  This has resulted in a more integrated network and has reduced the amount of capital expenditure required to install additional capacity in our switching network.

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

We have also implemented fiber-to-the-curb/building access and offer increased bandwidth for business and high usage subscribers.  Fiber-to-the-curb/building is also intended to supplement existing copper wire with optic fiber.  We have provided digital loop carriers, or DLCs, for this purpose.  In fiscal 2006-07, we added 45 access terminals in our network.

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

	Year Ended March 31,
	1986	2002	2003	2004	2005	2006	2007
	(inception)
Fault rate/100 (1) Telephones/month:
Delhi	34.9	21.4	18.7	12.3	11.1	10.7	9.4
Mumbai	21.2	11.80	9.8	8.8	9.0	8.4	10.5
Call completion rate (2)
Delhi
Local calls	77.3%	51.0	52.25	57.0	57.6	47.3	48.3
Domestic long distance calls	30.0%	41.07	28.0	28.0	30.0	33.6	38.5
Mumbai
Local calls	93.0%	58.15	58.0	50.3	58.3	55.1	56.7
Domestic long distance calls	23.9%	45.9	33.94	36.6	37.4	36.6	37.0

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

GSM Cellular and CDMA Networks

We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, currently have an installed capacity of 10.25 lakh linesin Delhi and 13.25 lakh lines in Mumbai.  We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base.  MTNL this year has awarded a tender for further adding 2 million lines of GSM basedon 2G/3G each in Mumbai and Delhi in phase-I PO for 750 K 2G lines each in Delhi and Mumbai has been placed.

In addition, we have launched lower-cost CDMA-based limited mobility services each in Mumbai and Delhia, and presently have a total of 1,18,648 subscribers with an installed capacity of 10,98,230 most of which are based on more advanced CDMA 2000 1X technology).  We believe that this new limited mobile service will enable us to target a wider customer base that is more price sensitive than GSM customers and that does not require India-wide and international roaming facilities.  We intend to compete effectively in these growing markets by providing high quality service at affordable rates.  Our CDMA mobile service offers only limited mobility within Delhi and Mumbai, and currently we are not permitted to offer roaming facilities on this service.  If we obtain the newly-available Unified Access License we will be able to offer full mobility.  CDMA fixed wireless is a substitute for fixed-line access.  Fixed wireless allos us to enhance basic service penetration, provide quicker installation and cover areas where the installation of cable would not be economical.  Our CDMA mobile service is marketed under the brand name Garuda.

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

Our current estimate for capital expenditures for fiscal 2008 is Rs 23,090 million; however, based on our experience in past years, we expect that the actual amount of capital expenditures for the year will be less than our estimate.

The following table shows our network-related capital expenditures for the periods indicated.

	(Rs. in millions) Year Ended March 31,
	2005	2006	2007
Local switching and access lines (including CDMA)/ Transmission/Network Modernization/Expansion Abroad	5,748	4,241	4,460
Information technology	426	124	1,730
Land, buildings and vehicles	1,143	881	817
Build-out of GSM cellular networks	3,068	1,608	951
Total	10,385	6,854	7,958

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

The TRAI has issued the IUC regulation 2 of 2003, dated October 29, 2003.  The IUC Regulation (2 of 2003) covers arrangements among service providers for payment of Interconnection Usage Charges for Telecommunication Services, covering Basic Service, which includes WLL (M) services, Cellular Mobile Service Providers and Long Distance Operators throughout the territory of India & ILD operators. The TRAI has issued IUC Regulation (1 of 2005) dated January 6, 2005 and implemented from February 1, 2005. In this IUC amendment, the authority emphasized lower tariffs and linked high sustained subscriber growth, plans or consistent decline in tariffs to give sustained boost to subscriber growth and teledensity.  The methodology of imposing ADC per minute charge kept unchanged. Only the Access Deficit Charge has been changed, ADC on long distance calls and international calls has been reduced.  Further, in the amended IUC regulation, BSNL only, and not the other fixed lines operators, will receive ADC on all incoming international calls and outgoing calls from Mobile/WLL(M).  This regulation, however also envisages that all the operators will continue to receive the same ADC as per earlier regime but our receipts on account of ADC will reduce drastically after the implementation of this amended regulation.  Accordingly, we had challenged the regulation in the TDSAT.  The TDSAT did not grant any stay and the regulation has been implemented from February 1, 2005.  In July 2006, the TDSAT dismissed the same with no orders as to costs.  The TRAI has issued IUC Regulation (1 of 2006) dated February 28, 2006 which was implemented from March 1, 2006.  In this IUC amendment, the methodology of imposing ADC was changed from a ‘per minute basis’ charge to a ‘% of AGR basis’ charge. The ADC is now payable by us @ of 1.5% of the AGR for Mobile services only. In addition, the ADC on international calls has also been reduced on a per minute basis.  The TRAI has issued ADC Regulation (2 of 2007) dated March 21, 2007 and implemented from April 1, 2007.  In this amended regulation ADC on percentage revenue share was reduced to 0.75% from existing 1.50% of AGR.  ADC on outgoing international calls was reduced to zero from existing level of Rs. 0.80 per minute and on incoming international calls reduced to Rs. 1.00 per minute from existing Rs. 1.60 per minute.

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

Unified Access License

In November 2003, the DOT issued guidelines for the Unified Access (Basic and Cellular) Services License; which permit the provision of both basic and cellular services (with mobility) within a service area.  We have submitted a request to the DOT to migrate to UAS Licenses for our service area under mobile licenses for Delhi and Mumbai to be able to provide services at par with other operators in these areas.  In September 2006, our request for migration of our CMTS Licenses to UAS Licenses as our operating cellular service in the licensed area was not accepted by the DOT.  In October 2006, we sought reconsideration and grant of permission for migration to UAS Licenses.

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

On May 10, 2006, we were awarded a license for providing National Long distance (NLD) service.  Since then  we carry our own domestic long distance service between Mumbai and Delhi.

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

Other Service Providers

New Telecom Policy (NTP) 1999 for providing application like tele-banking, telemedicine, tele-trading, tele-education, e-commerce and call centers.  Other Service Providers (OSPs) are allowed to operate by using infrastructure provided by various Access Service Providers.  Such OSPs are required to be registered with the DOT.

Infrastructure Providers

On June 28, 2007, we were awarded a license for providing Infrastructure Provider Category-1 (IP-1).  Companies registered as IP-1 can provide assets such as Dark Fibre, Right of Way, Duct space and Tower.

IPTV Service

We have launched the IPTV service to our customers of our available fixed line network as Value Added Service in Mumbai on October 10, 2006 and in Delhi on November 1, 2006 under Basic Service License as Value Added Service.

MPLS Services (Multi-Protocol Label Switching)

On July 23, 2007, MPLS Service was launched.  MPLS is a backbone for our various IP Based Services

Keeping our trend of introducing modern and latest technologies at affordable rates to our customers, we [usher] IP based MPLS Technology to offer world class IP VPN (Virtual Private Network) services.  MPLS was developed to provide faster data packet movement than traditional IP routing.

The technology enables secure VPN to be built and allows scalability that will make it possible for MTNL to offer assured growth to its customers without having to make significant investments.  MTNL is now geared to provide bandwidth on demand, IPTV, Video Conferencing, Voice Over IP (VoIP) and a host of other value added services that could significantly change the way a corporate business works.

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

We believe that as of March 20, 2007 there were approximately 507 licenses for providing Internet services issued in India.

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

We reduced drastically the ISD tariff with effect from October 2, 2004. We are offering different STD rates for different locations.  Calls from Mumbai to Maharashtra, Goa and MTNL Delhi Network are at Rs. 1.65 per minute.  We increased the pulse rate between Delhi and Mumbai for Basic to WLL(M) of MTNL network from 30 sec. to 180 sec. uniform for all plans excluding One India Plan.  For all other places STD rate is flat Rs. 2.00 per minute from Fixed, WLL(M) and STD rate for Cellular service is Rs. 2.00/1.75 per minute for Mumbai/Delhi.  ISD rates to outside India are:

Uniform pulse rates (per minute) across all Plans

Country	From Basic & WLL (M)		From Cellular Postpaid	From Cellular Prepaid
	Delhi	Mumbai
USA, UK (fixed), Canada and all countries with 001 access, Singapore, Malaysia, Hong Kong, Indonesia, Thailand	Rs. 6.30	Rs. 6.30	Rs. 6.30	Rs. 6.30
UK (Mobile), Europe, Gulf, Asia, SAARC, China, Japan, South Korea, Australia, Christmas Island and New Zealand	Rs. 9.20	Rs. 9.20	Rs. 9.20	Rs. 9.20
Rest of World	Rs. 18.00	Rs. 18.00	Rs. 18.00	Rs. 18.00
IMMARSAT	Rs. 240	Rs. 240	Rs. 240	Rs. 240

MTNL has introduced a new scheme One India Roaming Freedom Plan under Postpaid Cellular Services under GSM license service as of March 6, 2007 in the service area of MTNL Delhi and Mumbai.  The salient features are as under:

S. No.	Particulars	One India Roaming Freedom Plan
1.	Monthly Fixed Charges in Rs.	550
2.	Pulse rate in seconds	60
3.	Roaming Call charges in Rs. per minute
a)	Incoming Calls
i)	Free Incoming Calls in minutes	300 (in minutes)
ii)	Incoming Calls beyond 300 minutes	1.00
b)	Outgoing Calls
i)	Within visted network	1.00
ii)	Beyond visited network (STD)	1.00
4.	International Out-Roamer Charges in Rs.
a)	Fixed monthly Charges	90
b)
Charges for calls made or calls received while International roaming or SMS sent shall be as per One India Tariff Plan.  In case foreign operators do not levy any charges for incoming calls, then a sum of Rs. 40 per minute + actual charges as applicable in the home network.

Roaming Charges

Reduction in tariffs for Roaming Services

In compliance with the Telecommunications Tariff (Forty fourth Amendment) Order, 2007, dated January 24, 2007, on Reduction in Tariffs for Roaming Services became effective from February 15, 2007 at the following rates.

For Prepaid & Postpaid Service

PARTICULARS	REVISED ROAMING TARIFF Rs. per minute
Outgoing calls within visited LSA (local)	Rs. 1.40
Outgoing calls beyond visited LSA (STD)	Rs. 2.40
Incoming calls under roaming	Rs. 1.75

Notes:
1.	No fixed monthly/weekly/daily charges on national roaming subscriber will be applicable under any plan.
2.	No extra surcharge.
3.	No separate PSTN charges on roaming calls.
4.	Receiving SMS is free while roaming.

The TRAI has issued the Telecommunication Tariff (28 amendments) (5 of 2003) dated July 5, 2003.

A tariff plan once offered by an Access Provider shall be available to a subscriber for a minimum period of six months from the date of enrollment of the subscriber to that tariff plan.

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

The above would be subject to the following conditions:

(a)
FDI up to 100% is allowed subject to the condition that such companies would divest 26% of their equity in favour of Indian public in five years, if these companies are listed in other parts of the world;

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

OPERATING RESULTS

Overview

A number of developments have significantly affected our results of operations.  These developments and a number of potential developments may affect our results of operations, liquidity, capital resources and capital expenditures in future periods.  These developments include:

•	adoption of the comprehensive interconnection usage charges regulation based on the calling party pays principle, with effect from May 1, 2003 and revision from time to time;

•
our expansion into new businesses such as providing cellular and CDMA-based fixed wireless and mobile services and the rapid introduction by several other operators of low-cost CDMA-based technologies that can be used for both fixed wireless and mobile services;

•	growing competition;

•	our expansion into foreign markets - to date Nepal and Mauritius;

•	new interconnect arrangements with international long distance carriers, including revenue sharing on incoming calls;

•	industry consolidation;

•	our investment programs to expand and modernize our network.

Potential future developments include:

•
increased competition from basic and cellular operators, including the continued rapid introduction by several operators of low-cost CDMA-based technologies that can be used for both fixed wireless and mobile services;

•	continued consolidation in the industry;

•	further rate reductions as a result of intensifying competition or tariff reductions;

•	new interconnect agreements, including with BSNL;

•	license fee revisions, including revisions that may be applied retrospectively;

•	our procuring a unified license regime;

•	the benefits of our new National Long Distance License obtained in May, 2006;

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

Critical Accounting Policies and Estimates

For fiscal year 2007, we have prepared the consolidated financial statements in accordance with US GAAP, and the financial statements for the years ended March 31, 2005 and March 31, 2006 are also so presented.

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

Recognition of Revenues.  Revenues include amounts invoiced for call revenue, fixed monthly rental charges, roaming charges, activation fees, internet services, access and interconnection revenue and fees for value added services (‘VAS’).  Revenues for fixed line and cellular telephonic services are recognized based upon metered call units (MCU) of traffic processed.  Rental revenues and leased circuits rentals are recognized based upon contracted fees schedule.  Revenues from internet services are recognized based on usage by subscribers.  Revenues associated with access and interconnection for usage of our telephone network by other operators for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by the TRAI.  The TRAI regulation specifies per minute rates for metered call units (MCU) of traffic terminated on our network.  Revenues are shown net of service tax and applicable discounts and allowance.  Unbilled receivables represent revenues recognized in respect of services provided from the last bill cycle date to the end of the year.  These are billed in subsequent periods as per the terms of the billing plans.  Billings in advance for services to be rendered and amounts charged for new connections are classified in current liabilities under the heading “Deferred income”.  Amounts charged for new connections are recognized over the average life of the customer relationship.  A significant portion of our revenue is derived from interconnect and access charges for calls terminating at our network.  The related rules and telecommunication industry related policies are framed and determined by the Government of India through its departments and regulatory authorities such as the DOT and the TRAI.  Since, interconnect and access charges are presently governed by IUC regime, we have not entered into separate agreements with certain other operators.  Any subsequent amendment to the presently applicable guidelines with retrospective effect relating to tariff and interconnect/ access charges will impact our revenues significantly.

For the year ended March 31, 2007, a 10% increase or decrease in the rates for call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.2210 million. A 2% increase or decrease in metered call units in respect of fixed line call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.442 million for the year ended March 31, 2007.  Further, a 5% increase or decrease in rental charges would have increased or decreased the total revenue by approximately Rs.618 million, as applicable, while a 5% increase or decrease in rates for interconnection services would have increased or decreased the total revenue by approximately Rs.119 million.

License Fees.  We are paying license fee and spectrum charges to DOT in accordance with conditions governing license fee for Basic Telephone Service and Cellular Telephone Service prescribed by DOT under the Revenues Sharing Regime, whereby license fee is computed  at a specified percentage of adjusted gross revenue.  The license fee is expensed as incurred.  In view of the uncertain political environment and the fact that the license fee is determined on the basis of guidelines prescribed by regulatory authorities, the license fees is subject to change in the event any of these guidelines are modified subsequently with retrospective effect. During the year ended March 31, 2007, the applicable percentage of license fee was 10%. A change in the specified percentage to 12% or 8% would have increased or decreased the license fee charges by approximately Rs.963 million.  Refer to the discussion in the ‘Comparison of Year Ended March 31, 2007 with Year Ended March 31, 2006’ under analysis of Results of Operation below.

Network Charges.  Charges associated with access to and interconnection to other operators’ network by us for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by the TRAI, where applicable, and in accordance with the terms of agreements entered into with other operators.  TRAI regulation specifies per minute charges for metered call units (MCU) of traffic terminated on the other operators’ network.  In view of the uncertain political environment and the fact that the network charges are determined on the basis of guidelines prescribed by regulatory authorities, the network charges are subject to change in the event any of these guidelines are modified subsequently with retrospective effect.  Refer to the discussion in the  ‘Comparison of Year Ended March 31, 2007 with Year Ended March 31, 2006’ under analysis of Results of Operation below.

Pension and Other Retirement Benefits.  We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans.  These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines.  In addition, we also use subjective factors such as withdrawal and mortality rates to estimate these factors.  The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants.  These differences and the fact we have not invested pension and other retirement benefit funds to cover retirement liability may result in a significant impact to the amount of pension and other retirement benefit expense recorded by us.  Holding all other factors constant, a 1% decrease or increase in the discount rate would increase or decrease the projected pension and postretirement benefit obligations by approximately Rs.3,466 million and Rs.963 million, respectively.  The post retirement medical scheme for retirees expired on August 31, 2007.  By order dated August 24, 2007, the company elected not to renew the scheme. As the Company does not at present have any plan for a similar or an alternative scheme, the actuary liabilitiy of Rs.5,794 million was considered as not required and reversed on the Statement of Operation. The Company considers this to be a material and an unusual item.

Income Taxes.  In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted.  We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance.  The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax assets will be recoverable. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.  The enacted tax rate applicable to us was 33.66% during the year ended March 31, 2007. A 1% increase or decrease in the tax rate to 34.66% or 32.66% would have increased or decreased the income tax expense for the year by Rs.106 million.

As per section 80IA of the Indian Income Tax Act, 1961 a Company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. As per the tax holiday, 100% of the profits derived from such services are exempt from tax in the first 5 years, and 30% of such profits are exempt from tax for the next 5 years. MTNL on the basis of advice from its legal counsel has historically claimed such benefit. The Company’s claim have been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. During the year ended March 31, 2006, the case has been set aside by the Income Tax Appellate Authority for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and has referred the matter back to the Assessing Officer for a fresh assessment after hearing the case again. For the years ending upto and including March 31,2006 ,considering that the benefit claimed by MTNL in the above years may not be ultimately allowed by tax authorities, the provision for current taxes in these years had been accounted in the basis of normal tax rates. During the year 2006-07 assessing officer has made fresh assessment for calculation of deduction u/s 80IA of the Indian Income Tax Act, 1961 and allowed partial benefit to MTNL. MTNL has filed appeals against that partial allowance to the higher authority. (Also refer note 22 (b) (ii)). However, during the year, the benefits under section 80-IA were partially allowed. Accordingly, excess provisions pertaining to previous years amounting to Rs.4,555 million were adjusted to the tax expenses during the year.

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

Recoverability of DOT Receivables.  We are a Government Company under the Indian Companies Act.  As of March 31, 2007, the Government owned 56.25% of our issued share capital.  Consequently, the Government, acting through the DOT, continues to control us and will have the power to determine the outcome of transactions with the DOT or the assertion of claims against the DOT.  We also provide and receive services to/from other Governmental departments and other public sector organizations on normal commercial terms.  [Refer to Notes 3, 19, 22 and 25] to the consolidated financial statements for a further discussion on our related party transactions and significant risks and uncertainties.  The receivables from DOT constitute a significant portion of our assets and our assessment of the recoverability of these assets involves critical accounting estimates.  The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties.  Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for these assets could have been materially impacted.  Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

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

Estimated Useful Lives of Property And Equipment.  We estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period.  If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods.  Further, property and equipment are being depreciated over their useful lives which exceed the license term since the Company believes that its licenses will be extended beyond their current term.  A one-year decrease or increase in the useful life of these assets would have increased or decreased depreciation expense by approximately Rs.714 million and Rs.580 million, respectively.

Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future undiscounted cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group.  If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows.  If impairment is indicated, the asset or asset group is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.  The discounted cash flows calculation uses various assumptions and estimates regarding future revenue - which is a factor of the future subscriber base and the average revenue per subscriber, expenses, terminal values of the assets and the cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors including adverse regulatory and legal rulings.  We carried out an impairment review of our long lived assets in 2007. Based on our review, the expected future cash flows directly associated with the asset groups exceed their carrying amount and hence there is no impairment of long lived assets in 2007.

Impairment of Held to Maturity Securities.  We have invested Rs. 1,000 million in 8.75% cumulative preference shares of ITI Limited (“ITI”) and Rs 2,500 million in bonds issued by Maharashtra Krishna Valley Development Corporation (“MKVDC”), a wholly owned subsidiary of Government of Maharashtra.

The ITI share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to MTNL endorsing the investment and also provides us a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI, in connection with our purchase of exchanges and cable supplies.

As of September 30, 2005, ITI had not redeemed the first tranche amounting to Rs. 200 million as per the repayment schedule and ITI had requested an extension on the redemption dates.  However, we have not accepted ITI’s request and have looked to the DOT’s letter of comfort and requested settlement of the first repayment tranche of Rs. 200 million.

As of September 30, 2006, ITI has not redeemed both the first and second tranches amounting to Rs. 200 million each as per the original repayment schedule.

As of September 30, 2007, another tranche of Rs. 200 million became due from ITI.

Management has evaluated the investment in ITI for impairment, on the basis that the first, second and third tranches for repayment have not been settled by ITI.  Management has evaluated the financial condition and business outlook of ITI including the new purchase orders received by ITI for supply of GSM equipment from BSNL and us.  We currently have accounts payable to ITI of Rs.706 million as at March 31, 2007 which, pursuant to the share agreement, we can legally settle against the repayments owing under the cumulative preference shares.  In addition, we have the intent and ability to retain the debt security for a period of time sufficient to allow for anticipated recovery in value.

Based on this evaluation and specifically considering that the share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to us endorsing the investment and also provides us a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI, management has concluded that the debt security is not impaired.

The MKVDC bonds have a coupon rate of 11.5% per annum and are redeemable at the end of the 10th year from the date of allotment (May 31, 2002).  The repayment of these bonds is guaranteed by the Government of Mahrashtra.  Based on our assessment of carrying value of investment in MKVDC bonds we believe that there is no impairment of investments as of March 31, 2007.

Revenue

We derive a substantial portion of our revenue from local, domestic long distance and international calls that originate on our network and from telephone rentals.  We realize revenue in the form of installation charges, ongoing subscription/rental charges and usage charges.  We also derive revenues from providing Internet and broadband services, our Intelligent Network services, public call office or public payphone services, interconnection with basic service, long distance service and cellular operators, narrow-band ISDN services, leased-line services, telex services, GSM cellular services in Delhi and Mumbai, those value-added services for which we charge a fee and, since December 2001, CDMA-based mobile and fixed wireless services in Delhi and in Mumbai.

We only began receiving interconnect payments in respect of incoming international long distance calls since April 1, 2002, when several interconnect agreements, including our agreement with VSNL, took effect. In fiscal 2003, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of the TRAI’s Interconnect Usage Charges Regulation 2003 (1 of 2003) implemented from May 1, 2003 and modified by Interconnect Usage Charges Regulation 2003 (2 of 2003) effective February 1, 2004.  For April 2003, these charges were accounted per the earlier arrangement. Call revenue is generally a function of the number of access lines in service, the volume of traffic carried and the level of call charges.  Telephone and other rental revenue is a function of the number of access lines in service and the rental tariffs we charge.  Public call office revenue is driven by the number of our public call offices, the volume of traffic carried and the level of call charges.  Interconnect revenue is a function of the contractual and legal/regulatory rates prescribed for interconnection and the level of call volumes originating from sources that pay interconnect fees.  For the year ended March 31, 2007, there has been a decrease in the number of fixed lines and CDMA lines that, coupled with a decrease in the related tariffs, has resulted in decreased revenues for these services. However, there has been an increase in revenue due to increased GSM lines and broadband connections, despite a drastic decrease in related tariffs.

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

We expect that call revenue and revenue from public call offices may decline as a percentage of total revenue as demand for our other products and services, particularly our GSM cellular services, increases and if rental charges increase as a result of further tariff rebalancing.

Cost of Revenues

Our operating costs include staff costs, license fees and network utilization charges, depreciation expenses, maintenance costs and commissions paid to public call office franchise operators.

Staff costs.  In general, employees receive a base salary and salary-related housing and other allowances, productivity-based incentive payments and certain benefits, including a pension/gratuity plan and medical benefits for themselves and certain members of their immediate families.  The decrease in our staff costs was primarily due to VRS in previous years and also a decrease in retirement benefit charges on account of an increase in the discount rate used to value our post retirement obligations to employees.  This is in line with the general increase in interest rates in the economy over the same period.

In fiscal 2000, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the DOT and accept employment with us effective November 1998.  Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules. Some other employees have opted for retirement rules, which are applicable to our directly recruited employees, and opted to draw pro rata monthly pension until their absorption.  Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees.  In August/September 2002, the DOT indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT.  However, the terms of such payments are in the process of finalization.  Once these terms are finalized and the payments are made to the DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India.  Presently, in the absence of any further movement from the Government, we are discharging all such liabilities.

Approximately 98% of our executive employees have accepted absorption into our company and are now our direct employees.  These employees are entitled to certain pension and gratuity benefits from the government of India.

We have finalized a new compensation structure for our senior executive employees.  The new structure provides for higher salaries and benefits for our senior executive employees upon exercise of their option for MTNL absorption.

As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies that, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees.  Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages.  During the year ended March 31, 2005, MTNL implemented a Voluntary Retirement Scheme (VRS) for executive as well as non-executive employees.  Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time.  The scheme provided for ex gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment.  As of March 31, 2007, a total of 3,947 employees retired under this scheme.

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

In fiscal 2006, TRAI’s IUC Regulation (1 of 2006) dated February 28, 2006 was applicable through March 31, 2007.

In fiscal 2007, TRAI has issued ADC Regulation (2 of 2007) dated March 21, 2007 and implemented from April 1, 2007.  In this amended regulation ADC on percentage revenue share was reduced to 0.75% from existing 1.50% of AGR.  ADC on outgoing international calls has been reduced to zero from an existing level of Rs. 0.80 per minute and on incoming international calls reduced to Rs. 1.00 per minute from existing Rs. 1.60 per minute.

In fiscal 2007, TRAI issued the Telecommunication Tariff (Forty fourth amendment) Order, 2007 regarding National Roaming Charges and applicable from February 15, 2007.  The salient features are as follows:

1.	Entry Fee (One time charge)	Nil
2.	Monthly Access Charge for Regional or National Roaming	Nil
3.	Composite charge including Public Switched Telecom Network (PSTN) charges for incoming call while Regional or National Roaming Ceiling	Rs. 1.75 per minute
4.	Composite charge including Public Switched Telecom Network (PSTN) charges for outgoing local call while Regional or National Roaming Ceiling	Rs. 1.40 per minute
5.	Composite charge including Public Switched Telecom Network (PSTN) charges for Outgoing local distance (inter circle) call while Regional or National Roaming Ceiling	Rs. 2.40 per minute
6.	Surcharge while Regional or National Roaming	Nil
7.	Incoming Short Message Services (SMS) while roaming	Nil

In fiscal 2007, TRAI issued the Telecommunication Tariff (Forty fifth amendment) Order, 2007 regarding unsolicited commercial communication and applicable from June 5, 2007.  The salient features are as follows:

ITEM	TARIFF
1. Unsolicited commercial communication made from Basic Services (other than ISDN)	Rs.500/- for each unsolicited commercial communication referred against item 1.
2. Unsolicited commercial communication made from Cellular Mobile Telecom Service (CMTS)	Rs.500/- for each unsolicited commercial communication referred against item 2.

In fiscal 2007, TRAI issued the Regulation on Port Charges (1 of 2007) and applicable from April 1, 2007.  The salient features are as under:

Coverage Charges for ‘Ports’ (other than the Port Charges for Internet, which are specified in Schedule VI of the Telecommunications Tariff Order 1999)

No. of ‘Ports’	‘Port’ Charges (in Rs.) per annum
1 to 16 PCMs	N*39,000
17 to 32 PCMs	6,24,000 + (N-16)*22,500
33 to 64 PCMs	9,84,000 + (N-32)*14,500
65 to 128 PCMs	14,48,000 + (N-64)*11,500

‘Port’ Charges covering all switches

129 to 256 PCMs	21,84,000 + (N-128)*10,500

Note - N refers to the number of ‘Ports’ within the capacity ranges under the column ‘No. of Ports’.”

Since Regulation 1 of 2007 of TRAI in relation to payment of port charges is contrary to the judgment of the Hon’ble TDSAT, dated April 27, 2005 and March 3, 2005, BSNL has filed Appeal no. 4/2007 against these Regulations before the Hon’ble TDSAT.  MTNL has also impleaded into this case.

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

Inflation

Inflation in India, as measured by the Indian consumer price index, was 5.5% in fiscal 2004, 5.01% in 2005, and 4.6% in 2006.  Energy price spikes may affect this in the current year.  We do not believe that inflation in India has had a material impact on our results of operations in recent years.  However, the TRAI has been granted the authority to determine tariffs, and we are therefore restricted in our ability to increase tariffs to compensate for inflation.  As a result, inflation could adversely affect our results of operations.  See “Information on the Company—Business Overview—Tariffs and Other Charges.”

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

We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships.  We have investments in Nepal and Mauritius and are currently examining several other opportunities.  We invested Rs.233.45 million up to fiscal 2004 and Rs.56.70 million in fiscal 2007 on the Nepal venture, and in respect of the Mauritius operations, Rs.425.03 million up to fiscal 2006 and Rs.170.09 million in fiscal 2007.

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

During the year ended March 31, 2005, we had not considered cellular services to be a reportable segment since it did not meet the thresholds of significance.  However as the cellular services have met the thresholds of significance during the years ended March 31, 2006 and 2007, we have disclosed the segment information for the year ended March 31, 2007 as well as for the prior years.

During the previous year we started operations in Mauritius.  However, as the operations are insignificant as compared to our overall business, the same have not been considered for separate segment disclosure.

During the years ended March 31, 2006 and 2007, no single customer has contributed for revenue in excess of 10% of total revenue.

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

	Fiscal Years Ended March 31,
	2005	2006	2007
Revenues	100%	100%	100%
Cost of revenues (excluding depreciation shown separately below)	(62.8%)	(69.1%)	(71.5%)
Selling, general and administrative expenses (excluding depreciation shown separately below)	(18.5%)	(17.2%)	(19.2%)
Depreciation	(15.4%)	(17.1%)	(18.7%)
Postretirement medical benefit liability written back	-	-	12.7%
Excess liabilities written back	2.6%	1.7%	1.8%
Income / (loss) from operations	5.9%	(1.7%)	(5.2%)
Interest and other income, net	5.3%	5.1%	17.4%
Income before income taxes and share of losses from affiliate	11.2%	3.4%	22.5%
Income taxes	(4.2%)	(1.0%)	2.4%

Equity in (losses) of affiliate	(0.1%)	(0.1%)	0.0%

	Fiscal Years Ended March 31,
	2005	2006	2007
Net income	6.9%	2.3%	24.9%

Comparison of Year Ended March 31, 2007 with Year Ended March 31, 2006

Revenues: Basic services: Our revenues from basic services decreased by 7.84% from Rs.41,219 million for the year ended March 31, 2006 to Rs.37,989 million for the year ended March 31, 2007. The decrease was primarily driven by a decrease in fixed line call revenue, including public call office (“PCO”) revenue, by 2.36% from Rs.22,637 million for the year ended March 31, 2006 to Rs.22,103 million for the year ended March 31, 2007 and a decrease in interconnect revenue by 14.98% from Rs.2,809 million for the year ended March 31, 2006 to Rs.2,388 million for the year ended March 31, 2007.  However, revenue from telephone and other rentals and broadband services increased 4.90% from Rs.15,338 million for the year ended March 31, 2006 to Rs.16,320 million for the year ended March 31, 2007.

           Call revenue has gone down as a result of a decrease in the average number of connections from 4,127,530 connections during the year ended March 31, 2006 to 3,723,104 connections during the year ended March 31, 2007. There was also a net decrease of 3,901 million units in billed Metered Call Units (“MCU”), from 29,006 million units during the year ended March 31, 2006 to 25,105 million units during the year ended March 31, 2007. Further, the call tariff rates were reduced during the current year due to increased competition in the market, resulting in a fall in average revenue per connection per month from Rs.805 during the year ended March 31, 2006 to Rs.770 during the current year, a decrease of Rs.35 per connection per month.

Cellular services: Our revenues from cellular services increased by 37.38% from Rs. 5,449 million for the year ended March 31, 2006 to Rs.7,486 million for the year ended March 31, 2007. The increase was primarily driven by an increase of 600,918 in the average number of cellular subscribers from 1,411,425 as of March 31, 2006 to 2,012,343 as of March 31, 2007. Due to the increase in subscribers, our income from roaming and prepaid trump also increased by Rs.1,143 million from Rs.3,847 million for the year ended March 31, 2006 to Rs.4,990 million for the year ended March 31, 2007.

Cost of Revenues: Basic services: Our cost of revenues has decreased from Rs.29,595 million for the year ended March 31, 2006 to Rs.28,910 million for the year ended March 31, 2007. The decrease is due to a decrease in interconnection charges by 35% from Rs 12,173 million for the year ended March 31, 2006 to Rs.7,973 million for the year ended March 31, 2007. The decrease is offset by an increase in license fees by 6,834% from Rs.62 million for the year ended March 31, 2006 to Rs.4,237 million for the year ended March 31, 2007.

Interconnect charges have decreased during the current year primerely because an amount of Rs.3,809 million had been accounted for as network charges in the previous year. This amount was on account of a settlement by DOT of the disputes with BSNL related to the networking charges for the period of 2000-2005.

The increase in the licence fee is primerely on account of the fact that in the fiscal year ended March 31, 2006 we had reversed excess licence fee Rs.3408 million accounted for years upto March 31, 2005, which reduced the charges for previous year.

Cellular services: Our cost of revenues has increased by Rs.914 million from Rs.2,673 million for the year ended March 31, 2006 to Rs.3,587 million for the year ended March 31, 2007. The increase is due to (i) an increase in interconnect charges by Rs.708 million from Rs.1,343 million for the year ended March 31, 2006 to Rs.2,051 million for the year ended March 31, 2007, and (ii) an increase in license fees by Rs.327 million from Rs.491 million for the year ended March 31, 2006 to Rs.818 million for the year ended March 31, 2007. However, staff costs decreased by Rs.22 million from Rs.219 million for the year ended March 31, 2006 to Rs.197 million for the year ended March 31, 2007.

As regards license fees payable as a percentage of the Adjusted Gross Revenues (“AGR”), the increase is basically due to a 37.38% increase in cellular revenue as compared to the prior year.

Selling, General and Administrative Expenses (SG&A)

    Basic services: Our selling, general and administrative expenses went up by 26% from Rs.6,529 million during the year ended March 31, 2006 to Rs.8,224 million during the year ended March 31, 2007. The increase is mainly on account of an increase in the charges accrued for provisions required against potential bad debt. During the current year the changes for provision for doubtful debtors was Rs.1023 millions. Advertisement costs increased by 19% from Rs.333 million during the year ended March 31, 2006 to Rs.396 million during the year ended March 31, 2007.

Cellular Services: Our selling, general and administrative expenses went down by Rs.629 million from Rs.1,158 million during the year ended March 31, 2006 to Rs.529 million during the year ended March 31, 2007. The decrease is primarily on account of an decrease in charges accrued for provisions required against potential bad debt by Rs.600 million from Rs.780 million for the year ended March 31, 2006 to Rs.180 million for the year ended March 31, 2007and decrease in advertisement expenses by Rs.31 million from Rs.82 million for the year ended March 31, 2006 to Rs.51 million for the year ended March 31, 2007.

Income from Operations

Basic Services: Our loss from operations has decreased by Rs.1,076 million from a loss from operations of Rs.1,426 million for the year ended March 31, 2006 to a loss from operations of Rs.350 million for the year ended March 31, 2007. The decrease in operating loss is mainly attributable to medical benefits written back amounting to Rs. 5,794 million and the same is offset by (i) a 7.84% decrease in revenue from Rs.41,219 million for the year ended March 31, 2006 to Rs.37,989 million for the year ended March 31, 2007, (ii) an increase in the selling, general and administrative expenses from Rs.6,529 million for the year ended March 31, 2006 to Rs.8,224 million for the year ended March 31, 2007, and (iii) an increase in depreciation by Rs.384 million from Rs.7,454 million for the year ended March 31, 2006 to Rs.7,838 million for the year ended March 31, 2007

Cellular Services: Our income from operations has increased by 180% from Rs.963 million for the year ended March 31, 2006 to Rs. 2,692 million for the year ended March 31, 2007. The increase is mainly attributable to a 37.38% increase in revenue from Rs.5,449 million for the year ended March 31, 2006 to Rs.7,486 million for the year ended March 31, 2007, and a decrease in our selling, general and administrative expenses by 54% from Rs.1,158 million for the year ended March 31, 2006 to Rs.529 million for the year ended March 31, 2007. However, it is offset to some extent due to increases in the cost of revenues from Rs.2,673 million for the year ended March 31, 2006 to Rs.3,587 million for the year ended March 31, 2007.

Interest and Other Income: During the year ended March 31, 2007, our interest and other income has increased by 231% from Rs.2,388 million for the year ended March 31, 2006 to Rs.7,894 million for the year ended March 31, 2007. The increase is attributable to an 702% increase in interest and other income from Rs.787million for the year ended March 31, 2006 to Rs.6,310 million for the year ended March 31, 2007, offset by a 1.06% decrease in interest from bank deposits from Rs.1,601 million for the year ended March 31, 2006 to Rs.1,584 million for the year ended March 31, 2007.

The increase in interest and other income was mainly due to the recognition of interest on income tax for the year ended March 31, 2006 amounting to Rs. Nil million as compare to the Rs.5,216 million for the year ended March 31, 2007.

Income Taxes: Income tax expense decreased from Rs.437 million for the year ended March 31, 2006 to Rs.(1,073) million for the year ended March 31, 2007. The decline is attributable to a decrease in the current tax expense from Rs.1,253 million for the year ended March 31, 2006 to Rs.(1,171) million for the year ended March 31, 2007.  Deferred tax expense also increased from Rs.(816) million for the year ended March 31, 2006 to Rs.98 million for the year ended March 31, 2007.

The current tax expense has decreased mainly due to adjustments arising from completion of tax assessment of previous years.

The deferred tax assets have decreased largely on account of lower charges in the financial statements in respect of provision for post retirement medical benefits. The deferred tax liability has decareased due to reduction in the amount of excess depreciation allowance on tax in the current year as compared to earlier year.

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

The interconnect charges have increased during the current year mainly on account of the settlement reached with BSNL for the periods up to and including March 31, 2005  In the earlier years we had disputed the interconnect charges claimed by BSNL on account of being not adequately supported . However, during the year ended March 31, 2006, the DOT had constituted a three member committee from its Telecommunications Department comprised of  the Member (Production), Member (Finance), and Deputy Director General (Business Solutions) to resolve the various disputes relating to networking charges. Based on the recommendations of the Committee vide their minutes dated January 2006, DOT has settled the disputes on the networking charges for the period from 2000 to 2005. Accordingly, an amount of Rs.3,809 million has been accounted as networking charges in the statement of income for the year ended March 31, 2006.

The license fee as discussed earlier is a factor of the Adjusted Gross Revenues (“AGR”) which in turn is affected by the revenues for the year and the interconnect charges which are allowed as one of the deductions from the revenue to arrive at AGR. Thus the decrease in license fee is directly correlated to the increased interconnect charges which we have accrued during the year as part of the settlement with BSNL and DOT. An 7% decrease in the revenue for the year has decreased the AGR by 24%. Further, during the year we have received an NLD license from the DOT.  One of the prerequisites for obtaining an NLD license is the absence of any dues towards DOT on account of License fees for one’s existing services. We have also received a provisional assessment letter from DOT confirming that all amounts demanded as of and for the periods up to March 31, 2005 have been received from MTNL In view of the above we have reversed excess license fees accrued in years up to March 2005.,amounting to Rs 3,408 which accounts for over 90% of the variation in the License fees.

The decrease in staff cost by 7% is a direct result of the VRS schemes offered  by the Company. Approximately 2,000 employees had opted for VRS during the year ended March 31, 2005 resulting in a charge of Rs 1,381 million. A further 1000 employees have opted for VRS during the current year. The charge for the current year is Rs 666 million thus leading to a 5% downward variation as compared to last year Also during the current year approximately 950 employees have retired due to normal age retirement. All these factors have resulted in a lower wage/salary outgo and also entailed lower charges for the current year viz-a-viz last year.  The expense for medical benefits has reduced from Rs 2605 million to Rs 2,043 million for the current year accounting for 3% of the total variation in the staff cost

Cellular services: Our cost of revenues has increased by Rs.1,280 million from Rs.1,393 million for the year ended March 31, 2005 to Rs.2,673 million for the year ended March 31, 2006. The increase is due to a increase in interconnect charges by Rs.798 million from Rs.545 million for the year ended March 31, 2005 to Rs.1,343 million for the year ended March 31, 2006, increase in license fees by Rs.182 million from Rs.309 million for the year ended March 31, 2005 to Rs.491 million for the year ended March 31, 2006 and increase in the staff cost by Rs 148 million from Rs.71 million for the year ended March 31, 2005 to Rs.219 million for the year ended March 31, 2006.

As regards license fees payable as a percentage of the Adjusted Gross Revenues (“AGR”), the increase is  basically due to 100% increase in cellular revenue as compared to the last year.

Selling, General and Administrative Expenses (SG&A)

Basic services: Our selling, general and administrative expenses have gone down by 25% from Rs.8,715 million during the year ended March 31, 2005 to Rs.6,529 million during the year ended March 31, 2006. The decrease is mainly on account of decrease in the charge accrued for provision required against potential bad debt. This accounts for 22% of the overall the 25% fall in SG&A expenses. Company reassessed its provision against doubtful debtors and concluded that we had been proactive in our doubtful debtor’s provisioning in the previous years .During the current year the Company has written back Rs 248 million of this provision as against a charge of Rs 1,137million last year. The fall in the staff cost from Rs 6,405 million to Rs 5,792 million accounts further for a  7% fall in the SG&A. expenses.

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

LIQUIDITY AND CAPITAL RESOURCES

A summary of our cash flows appears below:

	(in millions of Rs.)
	Year Ended March 31
	2005	2006	2007
Net cash provided by the operating activities	15,006	6,006	9,672
Net cash used in investing activities	(12,706)	(7,975)	(6,780)
Net cash from financing activities	(4,630)	(3,951)	(2,873)
Net increase/(decrease) in cash and cash equivalents	(2,330)	(5,920)	19
Cash and cash equivalents at the beginning of the year	9,891	7,561	1,641
Cash and cash equivalents at the end of the year	7,561	1,641	1,660

     We have historically met our working capital and capital expenditure requirements principally from cash flows generated from operations.  We have also from time to time undertaken external borrowings.  As of March 31, 2007, we had no borrowings.  We expect to meet our planned capital requirements for the next two years primarily from cash flow generated from operations, together with existing cash balances and supplemented by market borrowings, whenever required.  At March 31, 2007, we had cash and cash equivalents of Rs.1.66 billion and liquid short-term investments in bank deposits of Rs.17.10 billion.  We anticipate capital expenditures of approximately Rs.6,17 billion in fiscal 2008.  We do not expect to have any liquidity problem in regard of possible adverse results in our pending litigations, as we would expect to discharge any obligations from cash on hand.  We have significant amounts due from related parties, which if not settled, would significantly impact cash flow from operations.  We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

Operating Activities

Net cash flow from operating activities was Rs.6.01 billion in fiscal 2006 and Rs 9.67 billion in fiscal 2007. The increase in cash generation from operating activities during the current year is primarily attributable to an increase in net income from Rs.1.07 billion for the year ended March 31, 2006 to Rs.11.30 billion for the year ended March 31, 2007, an increase in depreciation from Rs.8.00 billion as at March 31, 2006 to Rs.8.52 billion as at March 31, 2007, and an increase in deferred taxes from Rs.(.82) billion as at March 31, 2006 to Rs.0.10 billion as at March 31, 2007.  Net cash flow from operating activities was Rs.15.01 billion in fiscal 2005 and Rs 6.01 billion in fiscal 2006. The decrease in cash generation from operating activities during the year ended March 31, 2006 was primarily attributable to a decrease in net income from Rs.3.41 billion for the year ended March 31, 2005 to Rs.1.07 billion for the year ended March 31, 2006, a decrease in the amounts due to related parties from Rs.11.33 billion as at March 31, 2005 to Rs.6.09 billion as at March 31, 2006, and an increase in the other receivables from Rs.4.05 as at March 31, 2005 to Rs.8.8 billion as at March 31, 2006.

Investing Activities

Net cash used in investing activities decreased from Rs.7.98 billion for fiscal 2006 to Rs.6.78 billion for fiscal 2007. This is mostly due to a withdrawal of the investment made in short term bank deposits of Rs.1.92 billion during the year ended March 31, 2007.  However, Rs.1.29 billion was deposited during the year ended March 31, 2006. Offsetting the above amount to some extent was an increase in the purchase of fixed assets from Rs.6.72 billion during the year ended March 31, 2006 to Rs.8.70 billion during the year ended March 31, 2007.  Net cash used in investing activities decreased from Rs.12.71 billion for fiscal 2005 to Rs.7.98 billion for fiscal 2006. This was mostly due to a decrease in the investment made in short term bank deposits from Rs.2.08 billion during the year ended March 31, 2005 to Rs.1.29 billion during the year ended March 31, 2006 and a decrease in the purchase of fixed assets from Rs.10.71 billion during the year ended March 31, 2005 to Rs.6.72 billion during the year ended March 31, 2006.

Financing Activities

           Net cash used in financing activities has decreased from Rs.3.95 billion for fiscal 2006 to Rs.2.87 billion for fiscal 2007. This decrease is on account of a decrease in the amounts of cash dividends paid from Rs.3.95 billion during the year ended March 31, 2006 to Rs.2.87 billion during the year ended March 31, 2007. Net cash used in financing activities has decreased from Rs.4.63 billion for fiscal 2005 to Rs.3.95 billion for fiscal 2006. This decrease is on account of a decrease in the amounts of cash dividends paid from Rs.4.63 billion during the year ended March 31, 2005 to Rs.3.95 billion during the year ended March 31, 2006.

Contractual Obligations

The following table shows our contractual payment obligations for the specified future periods:

	(in millions of Rs.) Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations (capital commitments)	6,166	6,166	—	—	—
Pension and other post-retirement obligations	23,435	1,284	3,236	3,929	14,986
Total	29,601	7,450	3,236	3,929	14,986

      MTNL is obligated to pay license fees and spectrum charges to DOT in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing

Regime. The specified percentage for license fees on fixed line services and cellular services was 10% of the Adjusted Gross Revenue (“AGR”) for each of the years ended March 31, 2005, 2007 and 2007.

We do not expect to have any difficulty repaying such amounts, and may do so entirely from cash flow generated from operations.  As of March 31, 2007, we had no debt outstanding and no credit facilities.

Off-Balance Sheet Arrangements

As of March 31, 2007, we were not a financial guarantor of obligations of any unconsolidated entity, and we were not a party to any similar off-balance sheet obligation or arrangement.

Capital Expenditure

See “Property, Plant and Equipment – Network Modernization” for a discussion of our capital requirements for capital expenditures.

RESEARCH AND DEVELOPMENT

We did not incur research and development expenditures in the last three fiscal years.

TREND INFORMATION

For a discussion of other important trends affecting us, see “—Operating Results—Overview” above.

Item 6.    Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

The government of India controls us and has the power to elect all of our directors and to determine the outcome of almost all actions requiring approval of our board of directors or shareholders.  The Department of  Telecommunications, as the representative of our majority shareholder, the government of  India, also has the authority to exercise the special powers granted to the President of  India under our articles of association.  These include the right to appoint our Chairman-cum-Managing Director and to issue directives with respect to our business.  See “Additional Information- Memorandum and Articles of Association-Powers of the President of India”.

Directors

The Board of Directors has ultimate responsibility for the administration and management of our affairs, except for certain matters that are reserved by our articles of association for the approval of  the President of India.  Our articles of association provide for a board of not less than four and not more than 18 directors.  The directors are appointed by the government of India.  The President of India is empowered by Article 66A of our articles of association to appoint one-third of the total number of our directors sitting at any time for an indefinite term and to designate our Chairman-cum-Managing Director.  Our remaining directors are also appointed by the Govt. of  India and non-official part time directors serve for three-year terms.  As per the provisions of the Indian Companies Act,  one-third of these set term directors retire each year at our annual general meeting.

We currently have six directors, three of whom are our most senior officers.  We refer to these directors as “full-time directors”.  Our Executive Director, Mumbai and our Executive Director, Delhi are normally ex-officio members of the Board.  Two of our directors are officers of the DOT. Finally, there is one director who is neither our employee nor employee of the DOT.  We refer to these directors as “part-time” directors”.  All of our directors were appointed by the DOT.  Six board seats are currently vacant i.e. two ex-officio director and three part-time directors.

The business address of each of the directors is our registered office.  The names of our current directors, their ages and their positions as at the date of this report appear below:

Name	Age	Position

R.S.P. Sinha	56	Director(1) / Chairman-cum-Managing Director
Kuldeep Singh	53	Director(1) / Director (Technical)
Anita Soni (Ms.)	54	Director(1) / Director (Finance)
M. Sahu	53	Joint Secretary (3), Department of Telecommunications
A.S. Bhola	50	Director (3) / Dy. Director General, Department of Telecommunications
S. Balasubramaniam	64	Director(4)

(1) Full-time director; (2) Director ex-officio; (3) Government director; (4) part-time directors

Other Principal Executive Officers

The business address of each of our principal executive officers is our registered office.  In addition to those officers who are members of the board of directors, our principal executive officers and their ages and positions as at the date of this report are as follows:

Name	Age	Position
K.C. Gupta	58	Executive Director, Operation
S.R. Sayal	44	Company Secretary

Mr. R.S.P. Sinha has been our Chairman and Managing Director since November 2003 and a member of our board as Director (Fin) since April, 2002.  Prior to joining us, he was Director (Finance) of Videsh Sanchar Nigam Ltd.  He is a Fellow Member of the Institute of Cost & Works Accountants of India.  Mr. Sinha has 23 years experience in senior financial positions both in the private sector and the public sector, including 11 years experience as full-time director of the board of Public Sector Undertakings.  Mr. Sinha worked as Director (Finance) on the board of VSNL from January 1999 to February 2002 and Director (Finance), MTNL from April, 2002 to October 2003.

Mr. Kuldeep Singh has been our Director (Technical) and a member of our Board since December 9, 2004. He is an Engineering graduate with master in business administration. Mr. Singh joined the Indian telecom services in 1979. He has more than 32 years experience in the field of computers and telecommunications. Before being appointed as Director (T) on the board of MTNL, he worked as GM in MTNL for more than four years.  Prior to this, he worked in DOT, Overseas Communication Services and National Informatic Centre in various responsible positions.

Ms. Anita Soni has been our Director (Finance) since April 26, 2005.  Mrs. Soni joined Indian Postal Telecommunications finance services of the Government of India in 1977. She has Master of Arts (Economics Honours) from Punjab University.  She has more than 29 years experience as a senior finance Executive in Indian P & T (Finance & Accounts) Service.  Before joining MTNL as Director (Finance), she held positions in DOT, MTNL, and BSNL and has experience in all aspects of telecom finance.  She is on the panel of experts of the International Telecom Union (ITU), and has participated in various ITU projects.

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

Mr. A.S. Bhola has been a member of our Board since June 2007 and is presently working as DDG (FEB), Dept. of Telecom.  He joined the Indian Post and Telecom Accounts and Finance Service in 1980.  He has worked in various capacities in the Department of Telecom, Department of Posts, Department of Central Excise and Customs, and in the public sector telecom companies.  He is presently Dy. Director General (Finance and Budget) in the Department of Telecom.  Prior to this, he had worked as General Manager (Finance) in BSNL.  He holds a degree in English literature from Kurukshetra University and an MBA (Finance) from the IGNOU.

Dr. S. Balasubramanian has been a member of MTNL Board since November 25, 2005 as Non Official part time Director.  He holds an M.A. (Economics) degree, M. Phil (Economics) degree, Ph.D. (Eco.) and DDS from University of Madras.  He served as professor of Economics in Madras University for 29 years as well as Head of Dept of Economics for 16 years in Presidency College, Chennai.  He has published several publications in Socio-Economics thoughts, etc.  He has also served as a member of Tamilnadu Public Service Commission.

Mr. K.C. Gupta has been our Executive Director, Operation, since December 2004.  Mr. Gupta joined the Indian Telecommunication Service in 1972 and has held various posts in different parts of India including service with Telecommunications Consultants India Limited from 1996-2000. Mr. Gupta holds an engineering degree from Delhi College of Engineering, Delhi.

Mr. S.R. Sayal has been our Company Secretary since October 2006, having previously served as Dy. Company Secretary since August 1997.  Prior to joining us as Dy. Company Secretary in 1997, Mr. Sayal worked for National Fertilizers Ltd. (Government of India Enterprises) and other private sector companies.  Mr. Sayal is a Fellow Member of the Institute of Company Secretaries of India.  Mr. Sayal has a Bachelor of Commerce (Hons.) Master of Arts (English) degree from Delhi University and a Bachelor of Laws degree from Agra University.

AUDIT COMMITTEE

The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to the various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices.  Effective June 4, 2007, the Board reconstituted the Audit Committee, now comprised of Dr. Balasubramanian, Chairman, Mr. Sahu and Mr. A.S. Bhola.  Mr. Sahu and Mr. A.S. Bhola are Government of India employees and are not considered independent under Indian standards but under US standards we avail ourselves of an exemption from certain independence standards (See Item 16D to this Report).  We are following up regularly with the DOT for early appointment of additional directors on the board so that we may reconstitute our Audit Committee to include only persons who are not MTNL or government employees and qualify as independent under Indian standards.

COMPENSATION OF DIRECTORS AND OFFICERS

The total remuneration and benefits in kind paid by us to all of our directors and executive officers as a group in fiscal 2007 was approximately Rs. 4.01 million.

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

EMPLOYEES

Employees

At March 31, 2007, we had 48,529 employees, of whom 6,755 were executive and 41,774 were non-executive employees.  We seek to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and subscriber satisfaction.  We have placed a special emphasis on retraining our workforce to meet the demands of modernizing our network and improving customer satisfaction.

In general, employees receive a base salary and salary-related housing and other allowances, productivity based incentive payments and certain benefits, including a pension/gratuity plan, medical benefits for themselves and certain members of their immediate families and post-retirement medical benefits for retired employees.  The decrease in our staff costs was primarily due to a Voluntary Retirement Scheme (VRS) in previous years and a decrease in retirement benefit charges on account of an increase in the discount rate used to value our post retirement obligations to employees.  This is in line with the general increase in interest rates in the economy over the same period.

In fiscal 2000, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the DOT and accept employment with us effective November 1998.  Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules and some other employees have opted for retirement rules which as applicable to our directly recruited employees, and opt to draw pro rata until their absorption.  Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees.  In August/September 2002, the DOT indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT.  However, the terms of such payments are in the process of finalization.  Once these terms are finalized and the payments are made to DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India.  Presently, in the absence of any further movement from the Government, we are discharging all such liabilities.

Approximately 98% of our executive employees have accepted absorption by us, and are now our direct employees.  These employees are entitled to certain pension and gratuity benefits from the government of India.

We have finalized a new compensation structure for our senior executive employees.  The new structure provides for higher salaries and benefits for our senior executive employees upon exercise of their option for MTNL absorption.

As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies, which, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees.  Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages.  During the year ended March 31, 2005, we implemented a Voluntary Retirement Scheme for our executive as well as non-executive employees.  Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time.  The scheme provided for ex gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment.  As of March 31, 2007, a total of 3,947 employees had retired under this scheme.

The mandatory retirement age for all employees is 60 years of age.  Upon retirement, employees (who have opted for government pension) and their dependents are entitled to a pension under a defined benefit plan.  The pension amount is based on the employee’s years of service and salary level upon retirement and, in a reduced amount, is transferable to dependents upon the employee’s death.  We also provide post-retirement health care benefits to retired employees and their dependents.  However, we have discontinued the existing scheme of medical benefit for the retired employees and their dependents at a date subsequent to March 31, 2007.  During the year the amount provided in the accounts up to March 31, 2006 has been written back.  Further, no provision for post retirement benefit has been made in the accounts.  See details under “Critical Account Policies and Estimates” above.

Almost all of our non-executive employees are members of local unions organized in each of Delhi and Mumbai.  Our executive employees seconded from DOT are members of national officers’ associations, which act as an informal consultative mechanism for conveying management staff’s views regarding personnel policies to our senior executives.

TRAINING

In order to deal with the new realities of competitive marketplace, we have launched a massive training effort to train our workforce.  Training design has been so modified to tilt the balance of training from knowledge to skill and attitude, which are key to succeed in a customer-driven marketplace.  During financial year 2006-07, a total number of 7,816 employees were trained as against the MoU targets of 7,000 employees.

In addition to this, highly specialized training was given abroad to the 29 MTNL officers.

In addition to already existing District Telecom Training Centres (DTTC), we have created state-of-the-art training facility in the form of Center for Excellence in Telecom Technology and Management (CETTM) at Powai, Mumbai.  Apart from catering to our in-house training needs, CETTM also provides telecom training to other organizations.  An agreement has been reached among us, TCIL and the Ministry of External Affairs providing for training on telecom technology to the candidates from foreign countries in the CETTM premises.

SHARE OWNERSHIP

None of our directors or connected persons or our principal executive officers owned any of our equity shares as of the date of this report.

On January 7, 2000, the Indian government offered to sell up to 14 million equity shares, representing approximately 2.2% of our outstanding equity shares, to our employees at a discount as compensation in connection with the restructuring of DOT.  Because the terms were not viewed as favorable, none of our employees accepted this offer before it expired on December 31, 2000.  In a recent communication the DOT has indicated for closure of the issue but we have again taken up the matter with the government.  Our employees have demanded that the shares allocated to them, at Rs.46 per share, but the DOT has not yet responded.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information about the shareholders holding 5% or more of our outstanding equity shares as of March 31, 2007, according to our register of shareholders:

Name of Owner	Number of Shares	Percentage
Government of India (1)	354,372,740	56.25%
Life Insurance Corporation of India (2)	110,265,246	17.50%
The Bank of New York (3)	32,053,188	5.09%

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

Related Party Transactions

In addition to the transactions and circumstances described above in this Item 7, we enter into numerous business relationships with entities that have varying degrees of government control, as well as with the government itself and subdivisions of the government.  For example, as discussed elsewhere in this report, our principal interconnect arrangements are with BSNL.  For more information on our relationships and transactions with the government of India and its subdivisions and entities controlled by the government, see [Note 4 and Note 19] to our consolidated financial statements, which appear elsewhere in this report.

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

In February 2007, our board of directors recommended the payment of interim divided of Rs. 3.00 per share, amounting to a total of Rs. 1890 million to record holders of equity shares in February 2007.

In July 2007, our board of directors recommended the payment of a dividend of Rs.4.0 per share, amounting to a total of Rs.2520 million, including interim dividend of  Rs. 3/- per share, to record holders of equity shares on September 19, 2007.  This dividend is to be approved by our shareholders at our annual general meeting to be held on September 28, 2007.  We must pay a “dividend distribution tax” at the rate of 12.50% (plus a surcharge of 10% and an add-on tax at the rate of 2% of the interim dividend) and dividend distribution tax on final dividend of Rs.1.00 per share at the rate of 15% (plus a surcharge of 10% and an add-on tax at the rate of 3%).  Currently, there is no Indian tax payable by shareholders in respect of dividends received.

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

Item 9.    The Offer and Listing

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are listed on several Indian stock exchanges and were first quoted on The Stock Exchange, Mumbai on May 13, 1993.  Our equity shares are also traded on the National Stock Exchange in India.  The following table sets forth the high and low closing prices and average daily trading volume on The Stock Exchange, Mumbai for our equity shares for the periods indicated:

	Share price (Rs.)
Calendar period	High	Low	Average daily trading volume
2004
First Quarter	157.15	121.25	1,426,035
Second Quarter	166.45	92.90	23,242,184
Third Quarter	142.00	117.80	15,787,985
Fourth Quarter	165.10	120.00	11,633,506
2005
First Quarter	170.05	110.25	13,424,191
Second Quarter	127.00	110.00	5,379,978
Third Quarter	142.40	116.20	9,053,279
Fourth Quarter	150.35	108.00	7,890,609
2006
First Quarter	221.80	165.50	1,576,895
Second Quarter	157.00	157.50	475,677
Third Quarter	157.50	144.85	456,811
Fourth Quarter	167.70	152.00	609,810
2007
April 2007	168.00	141.90	15,950,119
May 2007	159.00	145.55	11,661,918
June 2007	169.40	148.60	14,733,267
July 2007	171.00	147.60	11,273,564
August 2007	149.65	129.00	8,020,192

On September 21, 2007, the closing price of our equity shares on The Bombay Stock Exchange was Rs.155.65.

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

The table below shows the high and low closing prices on the New York Stock Exchange for our ADSs for the period indicated.

	ADS price
Calendar period	High US$	Low US$
2003	6.25	3.33
2004	9.27	5.40
2005	8.44	5.41
2006
First Quarter	8.80	6.65
Second Quarter	9.75	8.04
Third Quarter	6.97	5.61
Fourth Quarter	7.18	5.70
2007
January	7.80	7.52
February	7.62	5.90
March	6.80	5.65
April	7.75	6.38
May	7.71	7.03
June	8.21	7.45
July	8.29	7.10
August	7.61	5.90
September (through September 21, 2007)	7.80	7.06

On September 21, 2007, the closing price of our ADSs on the New York Stock Exchange was US$ 7.85 per ADS.  Our NYSE symbol is MTE.

THE INDIAN SECURITIES MARKET

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the Securities and Exchange Board of India, The Bombay Stock Exchange, and the National Stock Exchange, and has not been prepared or independently verified by us or any of our affiliates or advisers.

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

It is estimated that the two major exchanges, The Bombay Stock Exchange and the National Stock Exchange, account for more than 90.0% of the market capitalization of listed Indian companies.  The Bombay Stock Exchange and the National Stock Exchange account for a majority of trading volumes of securities in India.  The Bombay Stock Exchange and National Stock Exchange together hold a dominant position among the stock exchanges in terms of number of listed companies, market capitalization and trading activity.

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

•
In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20.0% of the shares of the company

The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

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

Dividends may be paid only out of our profits for the relevant year, after transfer to our reserves of a percentage of our profits for that year of not less than 2.5%.  The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for that year out of our accumulated profits, subject to certain limitations.  A dividend tax of approximately 14.025% (inclusive of Education surcharge) of distributed profit for a relevant period is payable by us.  As of April 1, 2007, the dividend tax was increased to 16.955%.

The following table sets forth, for the periods indicated, the dividend per equity share and per global depositary receipt and the total amount of dividends paid on the equity shares, both exclusive of dividend tax.

For fiscal year	Dividend per equity share	Dividend per ADS/GDR	Total amount of dividends paid
	(Rs.)	(Rs.)	(millions of Rupees)
2007	4.0	8.0	2,520
2006	4.0	8.0	2,520
2005	4.5	9.0	2,835
2004	4.5	9.0	2,835
2003	4.5	9.0	2,835

The Ministry of Finance has adopted non-binding guidelines regarding the payment of dividends by “public sector undertakings (PSUs) “ which apply to us.  According to the guidelines, profit-making public sector undertakings which are commercial enterprises should generally declare a minimum dividend each fiscal year of 20% of the higher of paid-up share capital as of year-end or profit after tax for the year.  In the case of telecommunications, oil, petroleum, chemical and other infrastructure industries, profit making PSUs should declare a minimum dividend for each fiscal year of 30% of profit after tax for the year or 30% on equity, whichever is higher.

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

This year’s annual general meeting is scheduled for September 28, 2007.

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

As of June 30, 2007 foreign direct investment in us was 14.31% of our equity shares.

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

Taxation of Distributions

Dividends distributed by an Indian company after March 31, 2002 are not subject to tax in the hands of shareholders.  We must pay a “dividend distribution tax” at the rate of 12.5% (plus a surcharge of 10% and an add-on tax at the rate of 2% of the interim dividend) and distribution tax on the final dividend of Rs. 1.00 per share at the rate of 15% (plus a surcharge of 10% and an add-on tax at the rate of 3%).

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

Service Tax

Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares was subject to a service tax 12.24%, however the rate was changed to 12.36% effective May 13, 2007.  The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2006 and 2007, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements.  To reduce credit risk, MTNL performs ongoing credit evaluation of customers.  As of March 31, 2006 and 2007, BSNL and DOT accounted for more than 10% of total receivables.

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

Exchange Rate and Interest Rate Risk

We are not exposed to any material foreign currency exchange risk since our revenues and expenses are primarily in Indian rupees.  We are not exposed to any material interest rate risk since we do not rely on borrowings to meet our working capital and capital expenditure requirements.  As of March 31, 2007, we had no debt.

Fair Value

The fair value of MTNL’s current assets and current liabilities approximate their carrying values because of their short-term maturity.  Such financial instruments are classified as current and are expected to be settled within the next twelve months.

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2007 is Rs.3,430 million as compared to their carrying amount of Rs.3,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2007 is Rs.1,946 million as compared to their carrying amount of Rs.2,150 million.

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

PART II

Item 13.    Defaults, Dividend Arrearage and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

As at March 31, 2006:

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

Remediation:

We have remediated during 2006-07 the material weaknesses disclosed above. The remediation included among other things, implementation of more detailed financial statement review procedures, documentation of information technology-related controls, documentation of internal controls as part of the implementation of Section 404 of the Sarbanes-Oxley Act, and strengthening of U.S. GAAP skills of our accounting staff on a regional basis and at the Corporate Center.

The team for preparation of US GAAP accounts has qualified accountants and experienced officials. The management had organized frequent training programmes  for the key  accounting officials of Delhi, Mumbai units and corporate office for  preparation of US GAAP accounts. The training sessions were successfully concluded and skills of the US GAAP team were adequately up graded. The management also engages the services of an US GAP expert for advice on need basis on various technical issues and specifically the effect of new US GAAP pronouncements.

As at March 31, 2007:

(a)Disclosure Controls and Procedures:  Our management, under the supervision of and with the participation of our Chairman-cum-Managing Director, as Chief Executive Officer and our Director of Finance, acting as Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) on March 31, 2007,

the end of the period covered by this report.  Based on such evaluations, our Chairman-cum-Managing Director and Director of Finance have concluded that as of March 31, 2007, our disclosure controls and procedures were not effective.

 (b) Management’s annual report on internal control over financial reporting. The Board of Directors and the senior management team at MTNL are responsible for establishing and maintaining adequate internal controls. MTNL’s internal control framework is designed to  provide a reasonable assurance regarding the financial reporting and the preparation and fair representation of the published financial statements. Management, under the oversight of the Audit Committee, has conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Controls – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The assessment of internal controls was designed to include the Entity Level Controls, Process Application and Transaction Controls and Information Technology General Controls. The scope of the controls testing included the significant accounting balances mapped on materiality parameters as adopted by the Core Team and Board of Directors of MTNL.  The internal controls were in operations over the reporting period from April 1, 2006 to March 31, 2007. The Internal Controls Identified by the management were comprehensively tested by the core team assisted by an  independent firm of accountants and supported by the internal auditors of MTNL who are independent firms of accountants.

Nature of Controls assessed: 1) Entity Level Controls, which included aspects like Control Environment, Information & Communication, Monitoring, Risk Assessment, Control Activities, addressing the various important COSO attributes. 2) Process Application and Transactions, which included various revenue processes, and other processes like operating expenditures, fixed assets, inventory, cash disbursement, treasury, taxation and financial statement consolidation procedures at both Mumbai and Delhi units as well as at corporate office. 3) Information Technology General Controls, which include IT processes like logical security, End User Computing, Computer Operations, Change Management, physical security and Service Level Agreement, tested at both Mumbai and Delhi units.

Management’s assessment was completed on July 2, 2007. Based on this assessment, the management has concluded that as at March 31, 2007, the internal controls over periodical reporting were not effective due to certain material weaknesses.  The said deficiencies may cause a material misstatement in the annual financial statements which may not be prevented or detected.  Management’s conclusions on the material deficiencies are stated below:

1.           Property and equipment

During the year Management identified that there are not enough effective controls  over timely updation of asset registers at various accounting areas of the Mumbai unit. Deficiencies were also noticed in the process for verification of the properties and equipments and further tallying the verification reports with the assets registers and tallying the assets registers with the books of accounts. The management took appropriate measures to ensure that this deficiency was adequately considered while preparing the financial statements for the year ended March 31, 2007 .Nevertheless, Management has concluded that, as of March 31, 2007, the Company did not maintain effective controls over the accounting for properties and equipments . Specifically, the Company has ineffective controls in its Mumbai unit over physical verification and tallying the results thereof with the assets register as well as updating and reconciliation of assets register with the books of account. This control deficiency could result in a misstatement to the property and equipments and the corresponding depreciation expenses.

2.           Subscriber Deposits

The accounting of subscriber deposits was identified by the management as one of the key deficit area. Specifically this reconciliation of the balances of deposits obtaining in the CSMS system and the books of accounts was inadequate. The management has also identified that the same is largely due to the legacy inherited at the time of migration from manual accounts to CSMS in the earlier years and subsequent manual adjustments of refunds out of the system. Though the transactions for the year 2006-07 in respect of Delhi unit have been tallied with the books of accounts, the same is yet to be completed in respect of Mumbai unit. The management took appropriate measures during the year to ensure that this deficiency was adequately considered while preparing the financial statements for the year ended March 31, 2007. Accordingly Management has concluded that, as of March 31, 2007, the Company did not maintain effective control over the accounting for deposits received from subscribers. Specifically, the Company has ineffective controls on the process of reconciliation of subscriber-wise listing of deposits with the control account balances of previous accounting periods in Delhi unit. However, Mumbai unit is in the process of reconciliation of current period as well as earlier period deposits. This control deficiency could result in a misstatement to the current and non-current portion of customer deposits.

3.           Related Party Transactions

The accounting of transactions of related parties of the company consisting of D.O.T. & B.S.N.L. is being done on the basis of the existing instructions issued from time to time by the controlling department of Govt.of India and other related guidelines as well as existing regulations and regimes. These guidelines require identification of transactions and /or issues under dispute and also lay down the methodology for resolution. There is no practice of issuing any specific confirmation requests of the balances outstanding in the books of accounts of the company to such related parties and reconciling such balances to the balances as per our books of accounts. The issues requiring confirmation and consequential resolution are retirement benefit claims of  absorbed officers and officials of company for the service rendered in government and their provident fund balances in respect of D.O.T. and in respect of B.S.N.L. the significant  transactions are the IUC related charges and revenue sharing charges for the usage of NLD network. These transactions are being booked on the basis of the set guidelines and parameters and the confirmation/settlement of disputed issue/transaction is a continuous process. However, the overall balances pertaining to these related  parties are not reconciled with the balances as per the books of account of such related parties. The management took appropriate measures during the year to ensure that this deficiency was adequately considered while preparing the financial statements. Accordingly, the management has concluded that, as of March 31, 2007, the Company did not maintain conciliatory control over the accounting for dues from and to related parties. Specifically the Company has ineffective controls on process of obtaining period end account balance confirmations and reconciliation thereof. This control deficiency could result in a misstatement to the balances of dues to/from related parties and the corresponding revenue and cost of revenue.

4.           Information Technology General Controls

During the course of its review of the company’s I.T. general controls, management has identified and concluded that, as of March 31, 2007, there were certain ineffective controls in the area of IT General controls. Specifically the issue related to the absence of an IT security policy and the resultant weak controls over granting and monitoring of user access rights to key applications and databases and weak password controls.  Though the management has determined that there were no instances of unauthorized access/events, this control deficiency could result in unauthorized access to key applications and data bases. Further there were ineffective controls in the area of audit trail enablement and review on the critical IT systems. Specifically the audit trail / logs were not enabled. This control deficiency leads to risk of breaches of security or errors remaining unnoticed and not rectified. The above deficiencies could lead to risk of financial statement being mis-stated. However the review of financial statements at the unit and corporate level in the FMS system preempted any such possible errors in preparation of financial statements in the current year

Chandabhoy & Jassoobhoy, the registered public accounting firm that audited our financial statements included in this Form 20-F, has issued an attestation report on management’s assessment of the Company’s internal controls over financial reporting.   See Item 18. “–Financial Statements.”

By:	/s/ R.S.P. Sinha
Name:	Mr. R.S.P. Sinha
Title:	Chairman-cum-Managing Director

By:	/s/ Anita Soni
Name:	Anita Soni
Title:	Director – Finance

(c)           Attestation report of the registered public accounting firm. See Item 18. “-Financial Statements” for the attestation report of Chandabhoy & Jassoobhoy, the registered public accounting firm that audited our financial statements included in this Form 20-F

(d)           Changes in internal control over financial reporting.  We have remediated during 2006-07 the material deficiencies disclosed in Item no. 15 of our Form 20F for the financial year 2005-06 which include, among other things, implementation of more detailed financial statement review procedures, documentation of information technology-related controls, documentation of internal controls as part of the implementation of Section 404 of the Sarbanes-Oxley Act, and strengthening of US GAAP skills of our accounting staff on a regional basis and at the Corporate Center.

The management had organized frequent training programmes for the key accounting officials of the Delhi and Mumbai units and the corporate office for  preparation of US GAAP accounts. The team for preparation of US GAAP accounts has qualified accountants and experienced officials. The training sessions were successfully concluded and skills of the US GAAP team were adequately upgraded. The management also engages the services of an US GAAP expert for advice on an as-needed basis on various technical issues and specifically the effect of new US GAAP pronouncements.

Property and equipments

Physical verification of fixed assets is being done on a rotation basis identifying the assets which are to be verified for each year by the Company in order to complete verification of all the assets by the end of third year.  Further, based on the efficiency or otherwise of the process the units are required to take remedial action. The corporate office advises the units on remediation steps on a case-to-case basis for matters that are escalated to it.  In the Mumbai unit, the accounting areas are in the process of updating the assets register giving full particulars of quantitative details and location of fixed assets. The preparation of assets registers with full details is being given top priority and a core team under the control of the concerned Area General Manager is carrying out this activity. This activity is being monitored by the General Manager (Finance) of Mumbai unit. The activity is scheduled to be completed by December 31, 2007.

Subscriber Deposits

 In respect of the reconciliation of the subscriber deposits , the management has directed both the Delhi and Mumbai units to complete the reconciliation by December 31, 2007 in respect of the accounting period up to March 31, 2002 and by the end of fiscal year 2008 in respect of subscriber deposits for the accounting periods after March 31, 2002. A core group has been formed for overall monitoring. Simultaneously it has been directed by the management to both the units that debtors are also to be linked to the deposits and only the reconciled data is to be migrated to the convergent billing system which is to be operational by end of the fiscal year ending March 31, 2008. The company has made substantial progress to date.

Related Party Transactions

The transactions of significance with related parties of significance are those with the Department of Telecommunication (DOT) and Bharat Sanchar Nigam Limited (BSNL). While DOT is the parent organization of MTNL, BSNL is fully-owned by the Government of India.

In respect of transactions and balances with DOT, the management has taken the following steps:

1.           Both the Mumbai and Delhi units have been directed by the management to completely reconcile and submit the details of DOT claims receivables and payables for taking up with DOT at a very high level to get the issues resolved and also further directed that both the units should interact with the officers of CCA (Control and Communication Accounts) of DOT at both places on a regular basis for all claims receivable and payable cropping up in the current year while getting detailed supporting documents for the claims receivable/payable for the period up to March 31, 2007 to enable early resolution of the issue with DOT.

2.           A joint committee of senior officers of DOT and MTNL, is monitoring the progress.

In respect of transactions and balances with BSNL, the management has taken the following steps:-

1.           Both the units have been directed to reconcile and get the claims payable as well receivable as at March 31, 2007 by September 30, 2007 and subsequently claims up to September 30, 2007 by December 31, 2007.

2.           At both units the officers at the level of General Managers have been specifically directed to interact in this regard and take up with BSNL for confirmation of balances on a periodic basis.

3.           At the corporate level, a formal committee of senior officers of MTNL, BSNL and DOT is monitoring the progress.

It is also specifically directed to send details of claims receivable and payable on quarterly basis as well on annual basis for confirmation to the related parties. It may be noted that there is periodic monitoring and oversight on these matters by the Public Account Committee of the Government of India through Comptroller and Auditor General of India Audit mechanism.

 Information Technology General controls

A detailed and formal IT Security policy has been adopted by the Company after due approval by the Executive Directors of the Mumbai and Delhi units. The IT security policy is scheduled to be fully implemented by December 31, 2007.  During the year the Password policy and User Access Control deficiencies have been remediated for all the critical applications involved in the processing of data. Audit trail enabling has been implemented in the comprehensive convergent billing system which is scheduled to be functional by the end of the financial year ending March 31, 2008.

Item 16A.	Audit Committee Financial Expert

The board of directors has identified Ms. Anita Soni,  member of the Audit Committee, as a “financial expert”.

Item 16B.	Code of Ethics

We have a Code of Ethics as part of our Rules of Conduct.  A copy of the Code of Ethics may be obtained upon request addressed to the Company Secretary at our principal executive office, indicated on the cover of this report.

Item 16C.	Principal Accountant Fees and Services

M/S Chandabhoy & Jassoobhoy, Chartered Accountants, served as our independent registered public accounting firm for the year ended March 31, 2007 in connection with the audit of the consolidated financial statements being filed with this report.  Price Waterhouse Bangalore (New Delhi office) had served as our independent registered public accounting firm for the years ended March 31, 2006 and 2005.

The following table sets forth the remuneration that we paid to M/S Chandabhoy & Jassoobhoy in 2007 and to Price Waterhouse and its associated entities in 2006 in Million Rs.:

	2006	2007
Audit Fees	5.00	2.90
All Other Fees	-	-
Total	5.00	2.90

Audit fees

Audit fees represent fees for professional services rendered for the audit of the consolidated financial statements prepared in accordance with US GAAP.  Audit fees are fees agreed upon with M/S Chandabhoy & Jassoobhoy and Price Waterhouse for the fiscal years 2007 and 2006, respectively (including related expenses) for the audit of our annual consolidated financial statements.

Audit committee pre-approval policies and procedures

Our board of directors requires management to obtain the board’s approval before engaging independent outside auditors to provide any audit or permitted non-audit services to us.  Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by M/S Chandabhoy & Jassoobhoy, our principal auditor.  Pursuant to the board’s pre-approval process, M/S Chandabhoy & Jassoobhoy, prepares a detailed list of services that it proposes to perform during the coming year.  These proposed services are presented to the board of directors, which considers and approves the services.  Management is not permitted to engage our outside auditors for any audit or non-audit service that is not on the list of services approved by the board of directors without first returning the board of directors for approval of such additional services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Two members of our Audit Committee (Ms. Anita Soni and Mr. M. Sahu) are employees of the government of India, our majority shareholder.  We rely on the exemption from the independence requirements of Rule 10A-3(b)(1)(ii)(B) promulgated under the Securities Exchange Act of 1934, provided by Section (b)(1)(iv)(E) of such rule, to comply with the listing requirements of the New York Stock Exchange.  We meet the requirements for this exemption as we are a foreign private issuer and neither Ms. Soni nor Mr. Sahu is an executive officer of the Company. We do not believe that reliance on this exemption from independence requirements affects the ability of the Audit Committee to function independently.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

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

12.1	Certification of Chief Executive Officer***
12.2	Certification of Principal Financial Officer***
13.1	Certification of Chief Executive Officer***
13.2	Certification of Principal Financial Officer***

*Previously filed on September 30, 2002, as exhibits to Annual Report on Form 20-F for fiscal 2002.

**Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).

***Filed herewith

Mahanagar Telephone Nigam Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mahanagar Telephone Nigam Limited

We have audited the accompanying consolidated balance sheet of Mahanagar Telephone Nigam Limited and its subsidiaries (“The Company”) as of March 31, 2007, and the related consolidated statement of operations, shareholders’ equity and cash flows for the year ended March 31, 2007. We also have audited Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on assessment of effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A Company’s internal control  over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment:

1
Management has concluded that, as of March 31, 2007, the Company did not maintain effective controls over the accounting for properties and equipments. Specifically, the Company has ineffective controls in its Mumbai unit over physical verification and reconciling the results thereof with the assets register as well as updating and reconciling the assets register with the books of account. This control deficiency could result in a misstatement to the property and equipments and the corresponding depreciation expense.

2
Management has concluded that, as of March 31, 2007, the Company did not maintain effective control over the accounting for deposits received from subscribers. Specifically, the Company has ineffective controls at its Mumbai unit on the process of reconciliation of subscriber-wise listing of deposits with the control account balance. This control deficiency could result in a misstatement to the current and non-current portion of customer deposits.

3
Management has concluded that, as of March 31, 2007, the Company did not maintain effective control over accounting for dues from and to related parties. Specifically the Company has ineffective controls over the process of obtaining period end account balance confirmations and reconciliation thereof. This control deficiency could result in a misstatement to the balances of dues to/from related parties and the corresponding cost of revenue and revenue.

4
Management has concluded that, as of March 31, 2007, there were ineffective controls in the area of Information Technology (“IT”) general controls. Specifically, it included absence of an IT security policy and the resultant weak controls over granting and monitoring of user access rights to key applications and databases and weak password controls. This control deficiency could result in unauthorized access to key applications and databases. Further there were ineffective controls in the area of audit trail enablement and review in respect of critical IT systems. Specifically the audit trail / logs were not enabled. This control deficiency could result in security breach and / or errors remaining unnoticed and not rectified in key applications and databases. The above control deficiencies could lead to financial statement misstatement.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the March 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Company as of March 31, 2007, and the results of its operations and its cash flows for the year ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of March 31,2007, is fairly stated, in all material respects, based on the criteria established in  Internal Control—Integrated Framework  issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in  Internal Control—Integrated Framework  issued by the COSO.

Chandabhoy & Jassoobhoy
Chartered Accountants

New Delhi, India
September 28, 2007

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

Price Waterhouse

/s/ PRICE WATERHOUSE

New Delhi, India

September 30, 2006

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2006		2007	2007
		(Indian Rupees in millions, except per share data and as stated otherwise)			Convenience translation into million of US $ (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	Rs.	1,641	Rs.	1,660	$39
Short term investments in bank deposits		19,020		17,102	397
Accounts receivable, net		2,779		4,566	106
Due from related parties		2,551		2,476	57
Inventories		1,448		2,239	52
Unbilled Revenues		4,361		4,080	95
Deferred income taxes		8,202		7,359	171
Other receivables		8,759		28,010	650
Total current assets		48,761		67,492	1567

Investments in held to maturity securities		3,500		3,500	81
Investments in affiliates		66		115	3
Property and equipment, net		80,965		81,040	1880
Due from related parties		21,267		21,183	491
Restricted assets		13,427		3,672	85
Other assets		2,165		1,935	45
Total assets		170,151		178,937	$4152

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		12,129		12,115	281
Dues to related parties		5,377		5,729	133
Accrued expenses and other current liabilities		22,254		27,550	639
Total current liabilities		39,760		45,394	1053
Accrued employee cost		31,378		28,727	667
Deferred income taxes		8,050		7,305	170
Dues to related parties		714		-
Non current portion of customer deposits		9,801		8,634	200
Total liabilities		89,703		90,060	$2090
Contingencies and commitments (refer note 22)
Shareholders’ equity
Equity shares, 800,000,000 shares authorized, par value Rs. 10 per share		6,300
Issued and outstanding – 630,000,000 and 630,000,000 shares as of March 31, 2006 and 2007 respectively				6,300	146
Additional paid-in capital		6,649		6,649	154
Retained earnings		67,191		75,620	1755
Research and development reserve		308		308	7
Total shareholders' equity		80,448		88,877	2062
Total liabilities and shareholders' equity	Rs.	170,151	Rs.	178,937	$4152

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended March 31,
		2005		2006		2007	2007
		(Indian Rupees in millions, except per share data and as stated otherwise)					Convenience translation into million of US$ (Unaudited)

Revenues, net	Rs.	50,156	Rs.	46,668	Rs.	45,475	$1,055
Cost of revenues (excluding depreciation shown separately below)		(31,521)		(32,268)		(32,497)	(754)
Selling, general and administrative expenses		(9,275)		(8,034)		(8,753)	(203)
Depreciation		(7,724)		(7,999)		(8,516)	(198)
Liability for Post retirement medical benefits written back (Refer note 24)						5,794	134
Excess liabilities written back		1,291		821		839	20
Income/ (loss) from operations		2,927		(812)		(2,342)	(54)
Interest from short term bank deposit		1,341		1,601		1,584	37
Interest and other income,net ( Refer note 15)		1,329		787		6,310	146
							-
Income before Income taxes,							-
and share of losses of affiliates		5,597		1,576		10,236	237
							-
Income taxes (Refer note 17)		(2,124)		(437)		1073	25
Equity in (losses) of affiliates		(67)		(73)		(7)	(0)
Net income	Rs.	3,406	Rs.	1,066	Rs.	11,302	$262

Earnings per equity share
Basic and diluted	Rs.	5.41	Rs.	1.69	Rs.	17.94	$0.42

Weighted average number of equity shares used in computing earnings per equity share		630		630		630	630

The accompanying notes form an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common stock				Additional				Research and		Total
	Equity shares				paid-in		Retained		development		stockholders'
	No. of shares		Amount		Capital		earnings		reserve		equity
	(Indian Rupees in millions, except per share data and as stated otherwise)
Balance as on March 31, 2004	630,000,000		6,300		6,649		71,300		308		84,557
Net income							3,407				3,407

Cash dividend paid at the rate of Rs. 6.50 per share							(4,630)				(4,630)
Balance as on March 31, 2005	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	70,076	Rs.	308	Rs.	83,333
Net income							1,066				1,066

Cash dividend paid at the rate of Rs. 6.27 per share							(3,951)				(3,951)
	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	67,191	Rs.	308	Rs.	80,448
Balance as on March 31, 2006

Net income							11,302				11,302

Cash dividend paid at the rate of Rs. 4.56 per share							(2,873)				(2,873)
Balance as on March 31, 2007	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	75,620	Rs.	308	Rs.	88,877

Convenience translation into million of US $ (Unaudited)			$146		$154		$1,755		$7		$2,062

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005	2006	2007	2007
	(Indian Rupees in millions, except per share data and as stated otherwise)			Convenience translation into US $ (Unaudited)
Cash flows from operating activities
Net income	3,406	1,066	11,302	262
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,724	7,999	8,516	197
(Profit)/loss on sale of fixed assets	197	93	50	1
Deferred taxes	(1,276)	(816)	98	2
Provision for bad and doubtful debts	1,137	(248)	1180	27
Excess liabilties written back	(1,291)	(821)	(839)	(19)
Equity in (losses) of equity affiliates, net of taxes	67	73	7	0
Changes in assets and liabilities, net
(Increase) / decrease in accounts recievables and unbilled revenue	(345)	748	(2,686)	(62)
(Increase) / decrease in Inventory	(875)	418	(792)	(18)
(Increase)/ decrease in dues from related parties	(4,201)	3,971	158	4
(Increase)/ decrease in other receivables	70	(4,368)	(19,021)	(441)
(Increase) / decrease in restricted assets	(1,690)	1,306	9,755	226
Increase/ (decrease) in trade payables	3,942	(439)	(13)	(0)
Increase/ (decrease) in dues to related parties	(745)	(5,249)	(362)	(8)
Increase/ decrease in accrued employee cost	4,128	3,944	(2,652)	(61)
Increase / (decrease) in accrued expenses and other payables	4,758	(1,671)	4,971	115
Net cash provided by the operating activities	15,006	6,006	9,672	225
Cash flows from investing activities
Purchase of property and equipment	(10,707)	(6,713)	(8,697)	(202)
Proceeds from property and equipment	79	26	56	1
Investment in affiliates	-	-	(56)	(1)
Investments in short term bank deposits	(2,078)	(1,288)	1,917	44
Net cash used in investing activities	(12,706)	(7,975)	(6,780)	(158)
Cash flows from financing activities
Dividends paid ( including tax)	(4,630)	(3,951)	(2,873)	(67)
Net cash from financing activities	(4,630)	(3,951)	(2,873)	(67)
Net increase/(decrease) in cash and cash equivalents	(2,330)	(5,920)	19	0
Cash and cash equivalents at the beginning of the period	9,891	7,561	1,641	38
Cash and cash equivalents at the end of the period	7,561	1,641	1,660	38

Supplemental cash flow information

Cash paid for interest	361	244	20	0

Cash paid/(received) from income taxes	4,732	2,475	5,278	349

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements
______________________________________________________________________________

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

Millennium Telecom Limited (hereinafter referred to as “MTL”), a wholly owned India based subsidiary of MTNL, is engaged in providing capacity building in international bandwidth and web based tendering portal solutions.

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

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”) and presented in Indian rupees, the national currency of India which is also the functional currency of the Company. Solely for the convenience of the readers, these consolidated financial statements as of and for the year ended March 31, 2007, have been translated into United States dollars at the noon buying rate in New York city on March 31, 2007, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1= Rs.43.10. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate on March 31, 2007 or at any other date.

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
The Indian rupee is the functional currency of MTNL and its domestic subsidiaries and equity affiliates. Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in results of operations.

(d)	Revenue recognition
Revenues include amounts invoiced for call revenue, fixed monthly rental charges, roaming charges, activation fees, internet and broadband services, access and interconnection revenue and fees for value added services.
Revenues for fixed line are recognized based upon metered call units (“MCU”) of traffic processed and cellular telephone services are recognized based on call data records (“CDR”) of traffic processed. Rental revenues and leased circuits rentals are recognized based upon contracted fee schedules. Revenues from internet and broadband services are recognized based on usage by subscribers. Revenues associated with access and interconnection for usage of the Company’s network by other operators for local, national long distance and international long distance calls are recognized gross in accordance with the Interconnect Usage Charges Regulation released by Telecom Regulatory Authority of India (“TRAI”) and contracted fee schedules. TRAI regulation specifies the maximum per minute rates for traffic terminated on the Company’s network. Revenues are recorded net of applicable discounts, allowances and service tax.

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
MTNL is required to pay license fees and spectrum charges to Department Of Telecommunications (“DOT”) in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The license fees and spectrum charges are expensed as incurred and computed using specified percentages as prescribed by DOT. The specified percentage for license fees on fixed line services and cellular services were 10% of the Adjusted Gross Revenue (“AGR”) for the years ended March 31, 2005, 2006 and 2007. With effect from January 1, 2006 the Company is required to pay license fee at the rate of 6% of the AGR on the internet and broadband services (including internet telephony). License fees and spectrum charges charged to income as part of cost of revenues amounted to Rs.4,974 million, Rs. 552 million and Rs. 4843 million (including license fee on Internet services) for the years ended March 31, 2005, 2006 and 2007 respectively.  The license fees and spectrum charges for the year ended March 31, 2006 amounting to Rs.552 million are net of the reversal of  Rs.3,408 million of excess license fees that the Company had accrued up to March 31, 2005, which are no longer due to be paid to the DOT (Refer Note 4)

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

Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate. Property and equipment are being depreciated over their useful lives, which exceed the license term since the Company believes that its licenses will be extended beyond their current term.

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
MTNL has certain cancelable operating leases for office premises. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to Rs. 677 million, Rs. 612 million and Rs. 610million, for the years ended March 31, 2005, 2006 and 2007 respectively.

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

Medical
The medical scheme is a defined benefit retirement plan (the “Medical Plan”). In accordance with the Medical Plan, retirees are entitled to receive reimbursements limited to half of the monthly salary drawn by the employee on the date of retirement and reimbursement of hospitalization charges in any year. (Also refer note 24(b))

Leave encashment
Leave encashment benefit comprises of encashment of leave balances accrued by employees. These balances can be accumulated and carried forward up to a maximum of 300 days and are encashable during the tenure of employment or on the employee leaving the Company or on retirement. Leave encashment is being provided for on the basis of actuarial valuation.

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
Advertising and business promotion costs are expensed as incurred and amounted to Rs. 199 million,  Rs.414 million and Rs. 447 million for the years ended March 31, 2005, 2006 and 2007 respectively.

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

(s)	Recently issued accounting pronouncements
In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which is April 1, 2007 for us. The differences, if any between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of evaluating the impact this new standard will have on the Company’s financial position and results of operations.

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

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 ("SAB 108") to add Section N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," to Topic 1, Financial Statements, of the Staff Accounting Bulletin Series. Section N provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in Topic 1N in their annual financial statements covering the first fiscal year ending after November 15, 2006. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year, and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The disclosure should also include when and how each error being corrected arose and the fact that the errors had previously been considered immaterial. Early application of the guidance in Topic 1N is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, filed after the publication of this Staff Accounting Bulletin. For the year ending March 31,2007,there were no such misstatements

In  September 2006, The FASB issued FAS 158, Employer’s accounting for defined benefit pension & other post retirement plans,  requiring an employer to recognize the over funded or under funded status of defined postretirement plan ( other than a multiemployer plan ) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement  also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year- end  statement of financial positions. An employer with publicly traded equity security shall initially apply the requirement to recognize the funded status of benefit plan and the disclosure requirement as of the end of the fiscal year after December 15, 2006. The company is compliant with this requirement. The requirement to measure planned assets and benefit obligations as of the date of the employers fiscal year end statement of financial positions shall be effective for fiscal year ending after December 15, 2008 and shall not be applied retrospectively. . The Company is  evaluating the impact this new standard will have on the Company’s financial position, results of operations and liquidity.

In February 2007, the Financial Accounting Standards Board (‘FASB’) issued SFAS 159, The Fair Value Option for Financial Assets and financial Liabilities – including an amendment of FASB Statement No. 115 (“FAS 115”). This statement permits entities to choose to measure any financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earning caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. It applies to all entities, including not-for-profit organizations; however, the amendment to FAS 115 applies to all entities with available for sale and trading securities. This statement is effective for fiscal year beginning after November 15, 2007. MTNL is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial positions and cash flows.

(t)	Reclassifications
Certain items previously reported in specific financials statements captions have been reclassified to conform to the current year’s presentation.

3.	RELATIONSHIP BETWEEN DOT/BSNL/VSNL AND THE COMPANY ( Also refer note 19)
The relationships between the Department of Telecommunication (“DOT”) / Bharat Sanchar Nigam Limited (“BSNL”) / Videsh Sanchar Nigam Limited (“VSNL”) and MTNL are as follows:

a. MTNL is a subsidiary of the Government of India which owns 56.25% of MTNL through DOT. DOT is a department of the Government of India. BSNL is an affiliate among common control with MTNL as the Government, acting through the DOT, holds 100% of the issued share capital of BSNL. VSNL is an equity investee of the Government of India.

b. DOT has granted licenses to MTNL to operate fixed line, cellular and internet services. The licenses for fixed line, cellular and internet services are valid until March 31, 2013, October 9, 2017 and September 7, 2017 respectively. DOT has also granted to MTNL, with effect from May 10, 2006 a National Long Distance License for Delhi and the municipalities of Mumbai, Navi Mumbai and Thane valid up to May 9, 2026. DOT retains the right to revoke these licenses after giving one month's notice to MTNL.

c. In October 1999, the DOT which had performed the role of both licensor and policy maker for the Ministry of Communication and operated as India’s domestic long distance service provider and fixed-line service provider (except for the areas of Delhi and Mumbai), was split into two departments DOT and the Department of Telecom Services (DTS). DOT/ Telecom Commission, or DOT, now performs the role of licensor and policy maker. The Department of Telecom Services, or DTS, functioned as the Government of India's local and long distance network service provider till September 30, 2000. On October 1, 2000, DTS was incorporated as BSNL and carries out the functions of DTS including the determination of the networking charges payable for access to its network.

d. Until March 31, 2001, BSNL was the sole service provider for carriage of NLD (National Long Distance) calls. Further it was also carrying ILD calls up to the gateway provided by VSNL, India’s former government-controlled international long distance carrier. However, carriage of NLD and ILD (International Long Distance) calls has been opened to other operators with effect from April 1, 2001 and April 1, 2002 respectively. MTNL continues to use BSNL network for the carriage of NLD calls, and has entered into arrangements with other ILD operators for carriage of ILD calls with effect from April 1, 2002. However, international calls continue to be passed from MTNL’s network to international gateways operated by VSNL. MTNL pays the negotiated per minute charge to VSNL for carriage and termination of international calls which varies depending on the country of destination. Subsequent to the year ended March 31, 2006, MTNL has started using its NLD license and has entered into a contract with VSNL for a lease line to carry MTNL’s call traffic between Delhi and Mumbai.

The following table gives details in respect of the Company’s significant revenues and (expenses) related to carriage of ILD calls, NLD calls License Fees,  Spectrum Charges and inter connect usage charges with the above mentioned related parties:

	For the years ended March 31,
	2005	2006	2007	2007
	(Million of Rupees)			(Million of US $) Unaudited

VSNL - Expenses for carriage of ILD calls originating on MTNL’s network	(684)	(583)	(492)	(11)
VSNL - Revenues for ILD/NLD calls terminating on MTNL’s network	516	46	65	2
DOT - License fees and spectrum charges (Refer note 4)	(4,974)	(552)	(5055)	(117)
BSNL - Networking charges for NLD calls (Refer note 4)	(3,627)	(8,217)	(3087)	(72)
BSNL - Revenues for interconnect usage charges as per TRAI Regulation	1,471	2,442	754	18

4.	LICENSE FEES AND NETWORK CHARGES
On April 9, 2001, the DOT communicated that the annual license fee will be revised and shall be payable at 12% (same as the rate applicable to private operators) of Adjusted Gross Revenue (“AGR”) for Basic Telephone Service effective from August 1, 1999, (as against Rs.900 per direct exchange line under the earlier arrangement). On September 5, 2001, the DOT, amended its position and informed MTNL that the date from which the revised license fees will be payable will be notified later. The DOT also informed the Company that the network charges payable to BSNL will also be revised, and the license fee and network charges would be reviewed with effect from the same date.

Accordingly, license fee and networking charges on revised basis were not to be paid till the DOT communicated the effective date for such revision. The earlier license fee and networking arrangement expired on March 31, 2000 and March 31, 2001 respectively. No agreement had been entered for payment of  networking charges for the fiscal years ended March 31, 2002, 2003 and 2004. In the absence of any agreement,  networking charges for these years have been accrued on the same basis as applicable to that of private operators. In the fiscal 2001, the Company paid license fee based on the earlier arrangement.

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

During the year ended March 31, 2006, the Company has accounted for a reversal of license fees amounting to Rs 3,408 million. The Company has received a confirmation from DOT stating that provisional assessment of license fees upto the financial year 2004-05 in respect of MTNL has been completed and that MTNL has fully paid all license fee dues upto March 31, 2005. Subsequent to the year ended March 31, 2006, the Company has also received an NLD license from DOT. One of the pre-requisites for obtaining an NLD license is the absence of any dues towards DOT on account of license fees. In view of the above and after obtaining an opinion from a legal counsel the Company has concluded that there is no longer any ambiguity regarding the license fees payable for the period upto March 31, 2003 (Rs.3,520 million) and for the years ended March 31, 2004 and 2005. The Company has accounted for Rs.3,408 million (net) the additional amounts accrued upto March 31, 2005 as a reduction in license fees in the statement of income as part of cost of revenues for the year ended March 31, 2006.

During the year ended March 31, 2006, the DOT had constituted a three-member committee comprising of Member (Production), Telecommunications, Member (Finance), Telecommunications and Deputy Director General (Business Solutions) to resolve the various disputes relating to networking charges. Based on the recommendations of the Committee vide their minutes dated January 2006, DOT has settled the disputes on the networking charges for the period from 2000 to 2005. Accordingly, an additional amount of Rs.3,809 million has been accounted as networking charges in the statement of income as part of cost of revenues for the year ended March 31, 2006.

5. CASH & CASH EQUIVALENTS DETAILS

	2006	2007	2007
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Cash at bank and in hand	1,641	1,660	39
Cash and cash equivalents	1,641	1,660	39

6.	INVESTMENTS IN BANK DEPOSITS
Investments in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to Rs.19,020 million and Rs17,102 millions as of March 31, 2006 and 2007 respectively with maturities from more than three months to one year . Interest on investments in bank deposits is recognized on accrual basis.

7. PROPERTY & EQUIPMENT

	2006	2007	2007
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Land & buildings	13,890	14,781	343
Cable and related equipment	73,129	74,149	1,720
Exchanges and related Equipment	65,480	66,778	1,549
Other fixed assets	5,421	5,638	131
Capital work in progress	5,281	8,044	187
	163,201	169,390	3,930
Accumulated depreciation and amortization	(82,236)	(88,350)	(2,050)
Property and equipment, net	Rs.80,965	Rs.81,040	$1,880

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

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate. MTNL has not paid stamp duty in respect of any of the acquired or leased properties. Accordingly, MTNL may be liable for stamp duty and penalties thereon if a deed is registered by MTNL in the future (other than with respect to the DOT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by MTNL from the Government as at March 30, 1987 are to be borne by the Government. The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable MTNL to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, MTNL cannot sell its properties without payment of stamp duties and registering the properties in its name. In preparing these consolidated financial statements, MTNL has capitalized provision for stamp duty based on its best estimate amounting to Rs.794 million and Rs.859 million as of March 31, 2006 and 2007 respectively. MTNL does not intend to sell any of these properties. In terms of its Articles of Association MTNL has to obtain prior approval of the President of India in respect of sale or disposal of any land or building costing more than Rs.1 million.

8.	INVESTMENTS IN HELD TO MATURITY SECURITIES Investments of MTNL consist of held-to-maturity securities (“HTM”).
	As of March 31,
	2006	2007	2007
	(Million of Rupees)		(Million of US $) Unaudited
Held-to-maturity securities
8.75% Redeemable Cumulative Preference Shares of ITI Limited	Rs.1,000	Rs.1,000	23
11.5% Bonds of Maharashtra Krishna Valley Development Corporation	2,500	Rs.2,500	58
Investments - Non-current	Rs.3,500	Rs.3,500	$81

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

As of September 30, 2005, ITI had not redeemed the first tranche amounting to Rs. 200 million as per the repayment schedule and ITI had requested MTNL for an extension on the redemption dates. However MTNL had not accepted ITI’s request and has looked to the DOT’s letter of comfort and requested settlement of the first repayment tranche of Rs. 200 million.

As of September 30, 2007, ITI has not yet redeemed any of the first, second and the third tranches amounting to Rs. 200 million each as per the original repayment schedule.

Management has evaluated the investment in ITI for impairment, on the basis that the first and second tranches for repayment have not been settled by ITI. Management has evaluated the financial condition and business outlook of ITI including the new purchase orders received by ITI for supply of GSM equipment from BSNL and the Company. The Company currently has account payable to ITI of Rs.706 million as at March 31, 2007 which, pursuant to the share agreement, the Company can legally settle against the repayments owing under the cumulative preference shares. In addition, the Company has the intend and ability to retain the debt security for a period of time sufficient to allow for anticipated recovery in value.

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

MTNL records an investment impairment charge when management believes an investment has experienced a decline in value that is judged to be other than temporary. MTNL monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of the above investments, management believes that there is no impairment of investments as of March 31, 2007.

9.	INVESTMENT IN EQUITY AFFILIATE

On July 21, 2001 MTNL, in consortium with Telecommunications Consultants India Limited, VSNL and Nepal Venture Private Limited entered into a joint venture arrangement to form United Telecom Limited (UTL). UTL was formed to provide wireless in local loop (“WLL”) services in Nepal. As at March 31, 2003, MTNL had invested Rs. 200 million in UTL in proportion to its 26.7% holding. In 2004, MTNL invested Rs. 33 million in UTL in proportion to its 26.7% holding.  During the year ended March 31, 2007 MTNL has further invested Rs.56 million. MTNL’s equity in losses of the affiliate amounted to Rs. 67 million, Rs.73 million and Rs.7 million for the years ended March 31, 2005, 2006 and 2007 respectively. The carrying value of investment in UTL is Rs. 66 million and Rs 115 million  as of March 31, 2006 and 2007  respectively .

10.  INVENTORIES

	2006	2007	2007
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Cabling	881	858	20
Exchange equipment	347	568	13
Telephone and Telex Equipments	330	956	22
Other	261	348	8
Less: Allowance for slow moving/obsolete stock	(371)	(491)	(11)
	1,448	2,239	52

    Activity in allowance for slow moving / obsolete stock is as follows:

	For the years ended March 31,
	2005	2006	2007	2007
	(Million of Rupees)			(Million of US $) Unaudited

Balance at beginning of year	Rs.374	Rs.358	Rs.371	9
Charged to expense	159	35	126	3
Less: amounts written off	(175)	(22)	(6)	0
Balance at end of year	Rs.358	Rs.371	491	$12

11.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL DEBTS

Accounts receivable are stated net of allowance for doubtful debts. Accounts receivable are not collateralized. The allowance for doubtful debts is determined principally on the basis of past credit loss experience and an evaluation of potential losses on the outstanding receivable balances. The activity in allowance for uncollectible accounts is given below:

	For the years ended March 31,
	2005	2006	2007	2007
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Balance at beginning of year	8,561	6,794	4,991	116
Charged to expense	1,137	(248)	1180	27
Less: Amounts written off	(2,904)	(1,555)	20	0
Balance at end of year	Rs.6,794	Rs.4,991	Rs. 6,191	143

12.	RESTRICTED ASSETS

Restricted assets include the amount paid to income tax authorities under protest (refer note 22 (iii) (b) (i)).

13.	OTHER RECEIVABLES
Other receivables consist of the following:

Other Receivables
	As of March 31,
	2006	2007	2007
	(Million of Rupees)		(Million of US $) Unaudited

Loans to employees	2,406	2,150	50
Advance tax (refer note below)	4,860	10,173	233
Accrued interest	936	1,092	25
Others	2,722	16,530	379
	10,924	29,945	687
Less: Other assets	(2,165)	(1,935)	(44)
	8,759	28,010	643

Advance tax balance is net of income tax liability amounting to Rs. 44,183 million and Rs. 34127 million as of March 31, 2006 and 2007. As at March 31, 2007 ‘Others’ include refund receivable of Rs. 10,793 millions from the tax authorities.  The same has been subsequently received in June 2007. Other assets include the non current portion of loans given to employees and capital lease receivable.

14.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities
As of March 31,
2006	2007	2007
(Millions of Rupees)		(Millions of Dollars) Unaudited

Interest accrual	6	3	0
General provident fund contribution of employees	8,517	9,293	216
Deferred income	5,444	5,518	128
Advance received from customers and others	697	648	15
Customer deposits	2,456	2,159	50
Accrued employee cost	3,718	2,036	47
Other payables and accruals	1,416	7,893	183
	Rs. 22,254	Rs. 27,550	$639

The General Provident Fund accrual represents amounts contributed by employees (who have opted for the Government pension rules), net of advances taken. Prior to the absorption (in the year 2000), this fund was being maintained by DOT. MTNL has raised claims amounting to Rs. 9,293 million on DOT upto March 31, 2007 (2006: Rs 8,517 million) in respect of employee contributions (pre absorption) together with the interest accrued. An offsetting amount has been included in the non-current portion of amounts due from related parties as disclosed in Note 19.

Subsequent to absorption, in the absence of any rules available for deposit of such employee contributions, the amounts of employee contributions have been retained by MTNL. These funds are not restricted and could be used to fund the activities of MTNL until such time that the funds must be transferred to the GPF Trust. During the year ended March 31, 2006 a GPE trust had been created and Rs. 4340 million had been transferred to GPF Trust. The outstanding amount owing to the trust of Rs. 9,293 million continues to be a part of accrued expenses and other current liabilities, as the amount is due to be recovered by the DOT.

15.	INTEREST AND OTHER INCOME, NET
Interest and other income, net consist of the following:

	For the years ended March 31,
	2005	2006	2007	2007
	(Million of rupees)

Interest from investment in MKVDC	239	239	288	7
Interest on loans to employees	182	173	207	5
Interest on advances and others, net	715	51	324	7
Interest paid on customers deposits	(28)	(25)	(20)	(0)
Interest paid General Providend Fund	(330)	(207)	65	1
Interest on Income Tax Refunds	-	-	5,266	122
Other income	551	556	180	4
	1,329	787	6,310	146

16.	EXCESS LIABILITIES WRITTEN BACK
The excess liabilities written back includes accruals being reversed to income and relates to unmatched excess cash received in respect of debtors (which, as per The Limitation Act, after a period of three years become time barred and become property of the Company), amounting to Rs.297 million Rs. 49 million and Rs.1million for the years ended March 31, 2005, 2006 and 2007 respectively. This line item also includes other time barred liabilities outstanding for more than 3 years amounting to Rs.630 million, Rs. 674 million and Rs.100 million for the years ended March 31, 2005, 2006 and 2007 respectively, and other provisions no longer required which have been written back amounting to Rs.364 million, Rs. 98 million and Rs.738 million for the years ended March 31, 2005, 2006 and 2007 respectively.

17.	INCOME TAXES
Total income tax expense is attributable to income from continuing operations and consists of the following:

	For the years ended March 31,
	2005	2006	2007	2007
	(Million of Rupees)			(Million of US $) Unaudited
Current tax	Rs.3,400	Rs.1,253	Rs.(1,171)	(27)
Deferred tax	(1,276)	(816)	98	2
Aggregate Taxes	Rs.2,124	Rs.437	Rs.(1073)	$(25)

A reconciliation of the income tax expense to the amount computed by applying the statutory Indian income tax rate to income before income tax expense is summarized below:

	For the years ended March 31,
	2005	2006	2007	2007
	(Million of Rupees)			(Million of US $) Unaudited
Income before taxes and share from affiliates	Rs.5,597	Rs.1,576	Rs.10.236	258
Average enacted tax rate in India	36.59%	33.66%	33.66%
Computed tax expense	2,048	531	3445	80
Effect of tax assessed for earlier years	-	71	(4626)	(107)
Effect of change in tax rates	39	(173)	0	0
Permanent differences	37	8	108	3
Income taxes recognized in the statement of income	Rs.2,124	Rs.437	Rs.(1073)	$(24)

Permanent differences represent certain expenses, which are not allowed as deductible expenses under the Indian Income Tax Act, 1961.

As per section 80IA of the Indian Income Tax Act, 1961 a Company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. As per the tax holiday, 100% of the profits derived from such services are exempt from tax in the first 5 years, and 30% of such profits are exempt from tax for the next 5 years. MTNL on the basis of advice from its legal counsel has historically claimed such benefit. The Company’s claim have been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. During the year ended March 31, 2006, the case has been set aside by the Income Tax Appellate Authority for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and has referred the matter back to the Assessing Officer for a fresh assessment after hearing the case again.   For the years ending up to and including March 31, 2006, considering that the benefit claimed by MTNL in the above years may not be ultimately allowed by tax authorities, the provision for current taxes in these years had been accounted in the basis of normal tax rates.

During the year 2006-07 assessing officer has made fresh assessment for calculation of deduction u/s 80IA of the Indian Income Tax Act, 1961 and allowed partial benefit to MTNL. MTNL has filed appeals against that partial allowance to the higher authority. (Also refer note 22 (b) (ii)).

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	As of March 31,
	2006	2007	2007
	(Million of Rupees)		(Million of US $) Unaudited
Deferred tax assets:
Allowances for bad and doubtful debts	Rs.1,681	Rs.1,897	44
Deferred settlements amount not recognized in income	3,471	3,450	80
Post retirement benefits	4,362	3,350	78
Others	2,235	2,012	46
Total deferred tax assets	11,749	10,709	248
Deferred tax liabilities:
Excess of tax allowance over depreciation	(10,507)	(9,643)	(224)
Interest capitalized	(1,090)	(1,012}	(23)
Total deferred tax liabilities	(11,597)	(10,655)	(247)
Net deferred tax asset / (liability)	Rs.152	Rs.54	$1

Net deferred tax assets / (liabilities) included in the consolidated balance sheets are as follows:

	As of March 31,
	2006	2007	2007
	(Million of Rupees)		(Million of US $) Unaudited
Current:
Deferred tax assets	Rs.8,202	Rs.7,359	171
Non-current:
Deferred tax assets	3,547	3,350	77
Deferred tax liabilities	(11,597)	(10,655)	(247)
Total non current	(8,050)	(7,306)	(170)
Net deferred tax asset / (liability)	Rs. 152	Rs. 54	$1

18.	RETIREMENT BENEFITS

(a)	Employees seconded from DOT

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

	For the years ended March 31,
	2005	2006	2007	2007
	(Million of Rupees)			(Million of US $) Unaudited
Pension (including gratuity)	Rs.25	Rs.9	Rs.170	4
Leave encashment	13	8	9	0
	Rs.38	Rs.17	Rs.179	$4

(b)	Employees of MTNL

i.	Pension, Gratuity and Medical benefits
The pension and gratuity to the non-executives employees of MTNL are defined benefit plans, the cost and liability, for which are based on an actuarial valuation. Further MTNL introduced a ‘MTNL retired employees medical facility scheme’ for employees with effect from January 1, 2002. The scheme was initially introduced for a period of 12 weeks and was subsequently extended till such a time a new medical scheme was introduced. The cost and liability of the medical benefit plan for its retired employees till March 31, 2006 was based on an actuarial valuation. During the current year the medical scheme has been withdrawn (refer note 24(b)).

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

iii.	The following tables sets forth the status of the pension, gratuity plan and medical benefits. The measurement date used is March 31, of the relevant fiscal year.
  The Pension Plan
	As of March 31,
	2006	2007	2007
	(Million of Rupees)		(Million of US $) Unaudited
Accumulated benefit obligation	Rs.17,379	Rs.21,989	510
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year	19,865	26156	607
Service cost	896	847	19
Interest cost	1,689	2092	49
Actuarial loss	1,314	1167	27
Loss on curtailment	185	-	-
Actuarial obligation assumed on account of absorption	-	-	-
Benefits paid	(932)	(1546)	(36)
Projected Benefit obligation at the end of the year	23,017	28716	$666
Changes in plan asset	-	-	-
Unfunded status	(23,017)	(28716)	$(666)
Accrued provision for pension	Rs.(23,017)	Rs. (28716)	$(666)

	For the years ended March 31,
	2005	2006	2007	2007
	(Million of Rupees)			(Million of US $) Unaudited
The components of net pension costs are reflected below:
Current service cost	Rs.879	Rs.896	Rs.847	20
Actuarial obligation assumed on account of absorption	426	-	-	-
Interest cost	1,384	1,689	2092	49
Loss on curtailment	236	185	-	-
Actuarial loss	1,900	1,314	1167	27
Net periodic pension cost	Rs.4,825	Rs.4,084	Rs.4106	$96

Cash Flows
The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Million of Rupees)	(Million of US $) Unaudited
2008	Rs.976	23
2009	1020	24
2010	1073	25
2011	1184	27
2012	1295	30
2013 - 2017	9806	228

The Gratuity Plan

	As of March 31,
	2006	2007	2007
	(Million of Rupees)		(Million of US $) Unaudited
Accumulated benefit obligation	Rs.3,643	Rs.3928	91
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year	4,853	4998	116
Service cost	283	271	6
Interest cost	379	400	9
Actuarial (gain) or loss	(92)	(797)	(18)
Curtailment Loss	65	-
Actuarial obligation assumed on account of absorption	-	-
Benefits paid	(490)	(737)	(17)
Projected Benefit obligation at the end of the year	Rs.4,998	Rs.4135	96
Changes in plan asset
Fair value of the plan assets at the beginning of the Year	3,082	3618	84
Actual return on plan assets	237	361	8
Employer contributions	299	737	17
Benefits paid	-	(737)	(17)
Plan assets at the end of the year	Rs.3,618	Rs.3979	92

Unfunded status	(1,380)	(1568)	(36)
Accrued provision for gratuity	Rs.(1,380)	Rs.(1568)	(36)

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

	For the years ended March 31,
	2005	2006	2007	2007
	(Million of Rupees)			(Million of US $) Unaudited
The components of net gratuity costs are reflected below:
Current service cost	Rs.296	Rs.283	Rs.271	6
Actuarial obligation assumed on account of absorption	46	-	-
Interest cost	175	142	400	9
Actuarial (gain) or loss	96	(92)	(868)	(20)
Curtailment (Gain)/ Loss	40	65	(289)	(6)
Net periodic gratuity cost	Rs.653	Rs.398	Rs.(486)	(11)

Cash Flows
The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Million of Rupees)	(Million of US $) Unaudited
2008	Rs.309	7
2009	623	14
2010	520	12
2011	667	15
2012	783	18
2013 - 2017	5,180	120

The Medical Plan

	As of March 31,
	2005	2006
	(Million of Rupees)
Accumulated benefit obligation	Rs.9,109	Rs.9887
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year	7,603	9109
Prior service cost	160	-
Service cost	423	402
Interest cost	668	760
Actuarial (gain) or loss	261	(360)
Benefits paid	(6)	(24)
Projected Benefit obligation at the end of the year	9,109	9,887
Changes in plan asset	-	-
Unfunded status	(9,109)	(9,887)
Unrecognised prior service cost	4,475	4,069
Accrued provision for medical benefits	Rs.(4,634)	Rs.(5,818)

	For the years ended March 31,
	2004	2005	2006
	(Million of Rupees)
The components of net medical costs are reflected below:
Current Service cost	Rs.289	Rs.423	Rs.402
Interest cost	575	668	760
Actuarial (gain) or loss	472	261	(360)
Actuarial obligation assumed on account of absorption	-	-	-
Amortization of prior service cost	394	407	407
Net periodic medical benefit	Rs.1,730	Rs.1,759	Rs.1,209

Cash Flows

The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
(Million of Rupees)
2007	Rs.45
2008	53
2009	63
2010	75
2011	90
2012 – 2016	798

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The following table provides the assumed health care cost trend rates for postretirement benefit plans:

	As of March 31,
	2004	2005	2006
Health care cost trend rate assumed throughout	10%	10%	10%

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

 iv.   Leave Pay Obligation
Leave pay expenses amounted to Rs. 551 million, Rs. 235 million and Rs 532 million for the years ended March 31, 2005, 2006 and 2007 respectively. Accrued employee costs include Rs. 2,531 million and Rs. 2488 million leave pay obligation of MTNL as of March 31, 2006 and 2007 respectively.

The weighted average actuarial assumptions used to determine benefit obligations and net periodic benefit cost were:

	2005	2006	2007
Discount rate	8.00%	8.00%	8.25%
Future salary increases	5%	5%	5%
Future pension increases	5%	5%	5%
Rate of return on plan assets	7.50%	8.50%	8.50%
Rate of hospitality incidence (% of mortality rate)	150%	150%	150%
Average hospitalization period per year	10 days	10 days	10 days
Average expenses per hospitalization	Rs. 50,000	Rs. 50,000	Rs. 50,000

  v.   Provident fund
Provident fund, a defined contribution plan, is being administered through trustees and MTNL’s contributions are expensed each year. MTNL has recognized, Rs.203 million Rs 263 million and Rs.237 million for the years ended March 31, 2005, 2006 and 2007 respectively in the consolidated statements of income.

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

During the year ended March 31, 2006, MTNL implemented two more Voluntary Retirement Schemes for executives and non executives respectively. Under the schemes, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time. The schemes provide for ex-gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment. The Non executive employees were to exercise their options from March 20, 2006 to April 10, 2006. Under the scheme 312 employees exercised their options till March 31, 2006 and 1,069 employees subsequent to March 31, 2006. MTNL’s obligation amounted to Rs. 227 million for those who exercised their option before March 31, 2006.   MTNL's obligation amounting to Rs. 792 million for those who exercised their option after March 31, 2006.  In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs. 58 million and Rs. 168 million respectively for the year ended March 31, 2006.

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

MTNL is a Government Company under the Indian Companies Act. MTNL is listed on the major stock exchanges in India and the New York Stock Exchange. As of March 31, 2007, the Government owns 56.25% of the issued share capital of MTNL, with the remaining balance owned by private investors’.  Consequently, the Government, acting through the DOT, continues to control MTNL and will have the power to elect all of its Directors to determine the outcome of most actions requiring approval of the Board of Directors or Shareholders, including proposed expansions of MTNL's business (including into areas in which MTNL may compete with BSNL), transactions with the DOT or the assertion of claims against the DOT/BSNL.

In addition, under MTNL's Articles of Association, the President of India, on behalf of the Government, may issue directives with respect to the conduct of the business and affairs of MTNL, and certain matters with respect to its business including the appointment and remuneration of the Company's Chairman cum Managing Director and the declaration of dividends. MTNL may not take action in respect of any matter reserved for the President of India without his approval. BSNL is a 100% owned subsidiary of the Government of India, and therefore by virtue of common control, is an affiliated sister Company of MTNL.  VSNL is an equity investee of the Government of India.

As noted in Note 9, MTNL has a 26.7% holding in United Telecom Limited (UTL).

Note 3 describes in more detail the nature of the relationships between the DOT/BSNL/VSNL and the Company as well as transactions with these parties. Amounts due to and from the DOT/BSNL/VSNL are disclosed separately on the Company’s balance sheet as amounts due to/from related parties.

  The balances receivable from and payable to related parties other than employees are summarized as follows:
	As of March 31,
	2006		2007
	Receivables	Payables	Receivables	Payables
	(Millions of rupees)

DOT (note i)	Rs. 20,630	Rs. 1,148	Rs. 21,181	Rs. 1,696
BSNL (note ii)	2,551	4,229	2476	3387
VSNL (note ii)	637	714	2	646
Due from / to Related Parties	Rs. 23,818	Rs. 6,091	Rs. 23,659	Rs. 5,729
Less: Current Portion	Rs. 2,551	Rs. 5,377	Rs. 2,476	Rs. 3,387
Due from / to Related Parties, non-current portion	Rs. 21,267	Rs. 714	Rs. 21,183	Rs. 2,342
Due from / to Related Parties - Current Million of US $ Unaudited	$57	121	$57	$78
Due from / to Related Parties - Non Current Million of US $ Unaudited	$478	16	$491	$54

Note i :
The amounts due from the DOT are primarily on account of pre-absorption retirement benefits which are recoverable by MTNL. Such retirement benefits (pre absorption) were calculated at the rates prescribed by DOT (Refer note 18). Furthermore, amounts recoverable for the General Provident Fund in respect of employee contributions (pre absorption) of

 Rs 9,293 million (2006: Rs 8,517 million) together with the interest accrued (Refer Note 14) is also included in this balance. Amounts due to the DOT represent license fees and spectrum charges to be paid by MTNL in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime (Refer Note 2(e) and 3).

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

The Company has only one class of capital stock referred to herein as equity shares. Par value of each equity share outstanding as of March 31, 2006 and 2007 is Rs.10.

Voting

Each holder of equity shares is entitled to one vote.

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

Under Indian GAAP the accumulated retained earnings available for distribution to equity shareholders, subject to certain restrictions was Rs.81,977 million, Rs.84,906 million and Rs. 93906 million as of March 31, 2005, 2006 and 2007 respectively.

Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0% or higher, depending on the dividend percentage to be declared in such year.

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

Credit risk
Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2006 and 2007, there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements. To reduce credit risk, MTNL performs ongoing credit evaluation of customers.  As on March 31,2006 and 2007, BSNL and DOT accounted for more than 10% of total receivables which has been reflected in Note 19.

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

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2007 is Rs.3430  million as compared to their carrying amount of Rs. 3500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2007 is Rs.1946 million as compared to their carrying amount of Rs. 2,150 million.

Due to the uncertainties attached to the timing of ultimate realization of restricted assets, it is not practicable to determine their fair values.

22.	CONTIGENCIES AND COMMITMENTS

        i.     CAPITAL COMMITMENTS

Contractual commitments for capital expenditure pending execution were Rs. 3,923 million and Rs. 6166 million as of March 31, 2006 and 2007 respectively. Contractual commitments for capital expenditures are related to purchase of property and equipment.

        ii.    GUARANTEES

MTNL has outstanding financial/performance bank guarantees of Rs. 771 million and Rs.1123 million as of March 31, 2006 and 2007 respectively. The bank guarantees are essentially provided to the Government of India for financial and performance roll out obligations as prescribed in respective license agreements.

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

(a)  Sales Tax

The Company had received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges.  The Company had received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs. 3,200  million in sales tax for fiscal 1989-2000. Further MTNL has also received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon the Company.  The amount of issue in Delhi is significantly less.

The department made these demands based on a case involving the Uttar Pradesh Trade Tax Department (UPTTD) and the DOT, wherein the Supreme Court of India ruled that a telephone connection along with a telephone set provided by a company rendering basic services amounts to a "transfer of right to use the telephone system" and the rentals collected by DOT towards this right to use should suffer sales tax.  Subsequent to the passing of this order, both the cellular and basic operators filed a petition before the Supreme Court under Article 32 of the Constitution in respect of the above.  The Hon?ble Supreme Court admitted the Petitions, inspite of its own judgment, and vide orders dated September 25, 2003 referred the matter to a larger bench for determination of dispute on merits and further directed that in future there shall be no coercion for recovery of any dues.  The Hon?ble Supreme Court further directed that the operators should file statutory appeals against the assessment orders for assessments already completed as on September 25, 2003.  Following the  Supreme Court order in the UPTTD case the sales tax departments  across the country, have raised demands on basic and cellular mobile operators.

MTNL had challenged the demands raised before the respective high courts and the Company has been granted interim stays against enforcement of the demands. However this stay order is subject to the outcome of the Supreme Court judgment on the issue.  During the year ended March 31, 2006, the Supreme Court of India has concluded in the BSNL Vs Union of India case that rendering basic services does not amount to a "transfer of right to use the telephone system". Hence the imposition of the sales tax on any facility of the telecommunication services is untenable in law.  Based on opinion received from legal counsel and drawing reference to the judgment of the Supreme Court of India in the abovementioned case, management believed that the sales tax departments would have to withdraw their demands of sales tax on basic telephony and that an adverse outcome in respect of the above is remote.

During the current year the case relating to Delhi has been settled. The amount of demand pertaining to Mumbai outstanding is Rs. 1,900 million.

(b)  Income Taxes

i.
The Central Income Tax Authority of India (“CIT”) had historically disallowed the license fee paid by the Company to DOT for the years ended March 31, 1994 till March 31, 2006 as a tax deductible expense and had raised a demand for payment of taxes on increased taxable income relating to such expenses. These demands had been contested by the Company. As part of the appeals process, the Company had paid deposits under protest, amounting to Rs 13,427 million as of March 31, 2005. These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets.

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

During the  year ended March 31, 2006, based on the judgments passed in the previous years, ITAT has allowed deduction of license fees as a tax deductible item for assessment years 1998-99 to 2000-01 and 2002-03. The license fees have also been allowed as a deduction by CIT (A) for assessment year 2004-05.

During the current year ended March 31, 2007, based on the judgements issued in the previous years, ITAT has allowed deduction of license fees as tax deductible item for the assessment years 1995-96 and 1996-97 also. Management believes that ITAT following its favorable judgments of earlier years will eventually decide in favor of the Company for the years in dispute and an adverse outcome in respect of the above is not probable. Based on the above stated favorable judgements, the Company has not accrued the tax charge on the license fee in the financial statements. The Company during the year 2006-07 has received interest on deposits paid under protest to the tax authorities and the refunds for the years decided in favor of the Company i.e. 1995-96, 1996-97, 1998-99, 1999-00, 2000-01, 2002-03 and 2004-05.  The refunds and the interest thereon have been recognized in the statement of income for the year ended March 31, 2007. As part of the appeals process, the Company had paid deposits under protest, amounting to Rs 3,672 million as of March 31, 2007. These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets.

ii.
The Income Tax authorities have historically disallowed the Company’s claim for a tax holiday under section 80IA of the Indian Income Tax Act, 1961 (Also refer note 17). For assessment years 2001-02 to 2004-05, the income tax authorities have demanded Rs.10,677 million as penalties for the deduction claimed by the Company under Section 80 IA -Income Tax Act, 1961. The Company is contesting these disputes at various levels of income tax appellate authorities including the ITAT. During the year ended March 31, 2006, the Company’s appeal to determine the applicability of section 80 IA has also been admitted by the High Court. Under the Indian laws, High Courts only admit a case, pertaining to income taxes, if there is a ‘question of law’ involved in the litigation and not ‘a question of facts’. Under the Income tax laws no penalty can be levied if there is a ‘question of law’- interpretation involved. The Company has adequately disclosed in its income tax filings its claims under section 80IA and further since its appeal has also been admitted by the High Court, management believes that it is ‘a question of law’ on which no penalty can be levied by the income tax authorities.  Based on the opinion received from the legal counsel and the facts above the Management believed as at March 31,2006 that an adverse outcome in respect of above was remote. During the year 2006-07 the ITAT has restored the claim of the company u/s 80IA for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 to the assessing officer.

Subsequent to the year ended March 31, 2007 MTNL has received fresh orders from the assessing officer partially allowing the deduction u/s 80IA for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and received refunds and interest thereon. For claiming full deduction of claim u/s 80IA, the Company has filed the appeals to the higher authority. The Company is of the view that the orders in respect of the above years have reached a stage of finality and accordingly the refunds and the interest thereon have been recognized in the statement of income for the year ended March 31, 2007 under tax expense and interest income respectively. However, in respect of other years it is possible that the authorities may take a different view as the same matters are at various stages of appeals or assessment. In view of this, the Company has not recognized the benefit of tax deduction u/s80IA for these years until a finality is reached on the subject matter.

iii.
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

During the year ended March 31, 2005, the Company had set up an ‘MTNL GPF Trust’ and had applied to the Income Tax authorities for the recognition of the said Trust. The Company believed that the entire GPF contribution till date will be allowed on payment of the same to the Trust. During the year ended March 31, 2006 the GPF Trust has been recognized by the Income Tax authorities and the amount deposited in the Trust has been allowed as a deduction in the relevant year.

(c)  Disputes with BSNL
In accordance with the Inter Connect Usages Regulations, the Company has accounted for interconnection charges payable to BSNL amounting to Rs.6,924 million and Rs. 3,627 million for the years ended March 31, 2004 and 2005 respectively (also refer note 4).  However BSNL had raised a bill for the interconnection charges for the calls originating from MTNL’s network and terminating/transiting at/from BSNL amounting to Rs.12,165 million and Rs.8,030 million for the years ended March 31, 2004 and 2005 respectively. The Company’s contention was that the claim was not adequately supported by BSNL and hence not accepted by the Company.

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

During the year ended March 31, 2007, MTNL has raised claims on BSNL for duct charges, TAX claims IUC charges claims amounting to Rs.477 million, Rs.1,251 million and Rs.101 million respectively. The duct charges pertain to annual usage of infrastructure (ducts) for the period April 1, 2006 to March 31, 2007, the TAX claims pertain to the Company’s Trunk Automatic Exchange (“TAX”) used by BSNL for the period from April 1, 2006 to March 31, 2007 and the IUC charges claims pertain to incoming calls terminated at MTNL exchange to the extent of 101 millions not accepted by BSNL as income in the statement of operations considering the history of other disputed claims with BSNL the fact that currently there is no separate agreement for these services, and that BSNL has not accepted these claims.

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

(e)  Others
i.
In 1998, M&N Publication made claims for Rs 5415 million against the Company. These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of business opportunities aggregating to Rs. 2000 million. The Company has made claims of Rs. 4169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator. The Company believes that it has valid defenses to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

ii.
In the year 2004-2005, Alcatel brought claims aggregating to Rs. 129.20 million (including interest from 1996 till date on the claims made Rs 87.91 million) (March 2006 Rs. 121.21 million) against the Company. These claims arise out of contract for supply of digital local telephone exchange equipment. These claims include claims for loss of reputation and loss of business opportunity aggregating to Rs. 20 million. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iii.
The Company has received claims aggregating Rs. 336.95 million (March 2006 Rs. 308.60 million) from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arise from the contract for PRM services, which were started in the year 1999-2000. MTNL has not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers.  The claims include Rs 119 million towards loss of profit and wasteful expenditure incurred by the parties.The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iv.
The Company has received claims from CMC limited aggregating to Rs. 497.52 million (March 2006 Rs. 452.52 Million).  These claims arise out of usage of leased circuits for which MTNL has charged them rental for CUG services as per the revised tariff plan which is disputed by CMC Limited. These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs. 220 million.  The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

v.
    Additionally the Company is also involved in law suits and claims amounting to Rs. 1967.11 million pending at various authorities which arise in the ordinary course of the business. Management believes that it has a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows.

      iv.   DISPUTE WITH OTHER OPERATOR

During the year ended March 31, 2005, MTNL noticed that a very large number of calls were received from certain levels of another operator’s network. On further investigation/analysis, it came to the Company’s notice that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered by the other operator. MTNL raised a demand on the other operator based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004. The other operator has disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi. In the year ended March 31, 2005 during the course of the hearings, the honorable High Court directed the other operator to pay Rs.2,368 million to MTNL. During the year ended March 31, 2006, the other operator under directions from the High Court has further deposited Rs.1040 million with MTNL.

During the year ended March 31, 2007, the petition filed by the other operator before the high Court has been dismissed as withdrawn with the liberty to take such in accordance with law. Management believes that it is a remote possibility that these amounts have to be refunded.  However, these amounts have not been recognized as income.

 (f)  Summary of above litigations

The following table summarizes the potential exposure (excluding interest and penalty) of the Company of March 31, 2007 with respect to above stated pending litigations in the event the same is settled against the Company:

		As of March 31,
	Also refer note:	2007	2007
		(Million of Rupees)	(Million of US $) Unaudited

Dispute relating to disallowance of license fee	22 (iii) (b) (i)	Rs.3,672	$85

Dispute relating to disallowance of 80 IA deduction	22 (iii) (b) (ii)	10,677	248

Disputes with BSNL	22 (iii) (c)	3,637	84

Disputes with DOT	22 (iii) (d)	1,738	40

Arbitration dispute with M & N Publications	22 (iii) (e) (i)	5415	126

Arbitration dispute with Alcatel	22 (iii) (e) (ii)	129.20	3

PRM services	22 (iii) (e) (iii)	336.95	8

CMC Services	22 (iii) (e) (iv)	497.52	12

Other Lawsuits and claims	22(iii) (e) (v)	1,967.11	46
		Rs.28,069.78	$651

23.	SEGMENTAL INFORMATION

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

During the current year the Company has started operations in Mauritius. However, as the operations are insignificant as compared to the overall business of the Company, the same have not been considered for separate segment disclosure. During the year ended March 31, 2006 and March 31, 2007 no single customer has contributed for revenue in excess of 10% of total revenue.

MTNL’s operating segment information for the years ended March 31, 2005, 2006 and 2007 are as follows. The table gives the amounts reviewed by the CODM reconciled to the consolidated US GAAP financial statements.

The amounts reviewed by the CODM are based on internal accounting policies of the Company which are different from US GAAP.

	Basic	Cellular	Unallocated (Corporate)	Elimination	Total	Reconciling Adjustments	Consolidated Totals
	Millions of Rupees
For the year ended March 31, 2007
Revenue — External customers	41,402	7,691	0	0	49,093	(3,618)	45475
Revenue — Inter-segment	633	51	0	-684	0	-	0
Total Revenues	42,035	7,742	0	-684	49,093	(3,618)	45475
Operating income / (loss)	118	2,606	-1512		1,212	1,130	2342
Interest income/ (expense), net	178	44	5094		5,316	2,049	7365
Equity in earnings/(losses) of associated companies, net of taxes	0	0	0		0	(7)	(7)
Non Operating income, net	1,157	223	19		1,399	(870)	529
Net income / (loss)	1,453	2,873	3,600		7,927	2,309	10236
Segment assets	117,019	9,454	87,204		213,677	(34,740)	178937
Depreciation and amortization	6,152	674	6		6,832	1,684	8516
Capital expenditures for long-lived assets	7117	664	4		7,788	-	7788
For the year ended March 31, 2006
Revenue — External customers	49,883	5,727	-	-	55,610	(8, 942)	46,668
Revenue — Inter-segment	744	216	-	(960)	-
Total Revenues	50,627	5,943	-	(960)	55,610	(8,942)	46,668
Operating income / (loss)	4,696	1,808	(4,846)	-	1,658	(2,470)	(812)
Interest income/ (expense), net	(67)	1	3,831	-	3,765	(1,995)	1,770
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	(73)	(73)
Non Operating income, net	1,190	59	42	-	1,291	(673)	618
Net income / (loss)	5,819	1,868	(973)	-	6,714	(5,138)	1,576
Segment assets	113,195	7,749	83,519	-	204,463	(34,312)	170,151
Depreciation and amortization	5,916	544	7	-	6,467	1,532	7,999
Capital expenditures for long-lived assets	5,274	1,609	(28)	-	6,855	-	6,855
For the year ended March 31, 2005
Revenue — External customers	53,050	2,874	-	-	55,924	(5,768)	50,156
Revenue — Inter-segment	393	-	-	(393)	-	-	-
Total Revenues	53,443	2,874	-	(393)	55,924	(5,768)	50,156
Operating income / (loss)	6,450	637	511	-	7,598	(4,671)	2,927
Interest income/ (expense), net	(174)	1	2,293	-	2,120	-	2,120
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	(67)	(67)
Non Operating income, net	2,387	14	38	-	2,439	(1,889)	550
Net income / (loss)	8,663	652	2,842	-	12,157	(6,560)	5,597
Segment assets	111,729	6,358	99,797	-	217,885	(40,713)	177,172
Depreciation and amortization	5,533	337	10	-	5,880	1,844	7,724
Capital expenditures for long-lived assets	7,093	3,068	137	-	10,298	-	10,298

MAHANAGAR TELEPHONE NIGAM LIMITED
Notes to the consolidated financial statements

There is material differences between segment information internally reviewed, by the CODM, and consolidated financial statements prepared under U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for:

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

More specifically, the reconciling items relate to the following:
•
The reconciling items pertaining to revenues amounted to Rs.5,768 million, Rs.8942 million and Rs.3618 million for the years ended March 31, 2005, 2006 and 2007. These reconciling items primarily pertain to non-recognition of revenues under US GAAP (Refer notes 22(iii)(c) and 22(iv)) since the amounts are either disputed or collectibility is not reasonably possible and netting off of commissions from revenues under US GAAP.

•
The reconciling items pertaining to operating income / (loss) amounted to Rs (.4671) million , Rs.(2470) million and Rs. 1330 million for the years ended March 31, 2005, 2006 and 2007. These reconciling items are mainly attributable to US GAAP adjustments for revenues, cost of revenues and selling general and administrative expenses and reclassification of excess liability written back. The cost of revenues and selling, general and administrative expenses have reconciling items on account of accounting for employee benefits, depreciation, provision for doubtful debts and other adjustments on account of BSNL / DOT (Refer notes 3 and 4) under US GAAP.

•
The reconciling item in respect of interest income / (expense), net for the year ended March 31, 2007 is on account of recognition of interest on income tax refund under US GAAP, which was not recognized during the year March 31, 2006, since final assessment order was received during the year ended March 31, 2007 (refer note 22(b)(ii)).

•	The reconciling item in respect of post retirement medical benefit liability written back due to events subsequent to the balance sheet date.(Refer note 24 (b)).
•	The reconciling item in respect of non operating income / (loss) primarily pertain to reclassification of excess liability written back from non operating income / (loss) to operating income / (loss).
•
The reconciling adjustments for segment assets pertain primarily to US GAAP adjustments in respect of useful lives of assets, foreign exchange capitalized, interest capitalized and depreciation expense.

24.	SUBSEQUENT EVENTS

a)
The Board of Directors has recommended payment of final dividend at 10% on the paid up equity capital of Rs. 6,300 million on July 17, 2007. The Company would be required to pay dividend tax at the rate of 17% (approx) of the dividend distributed.

b)
MTNL vide its office order no. MTNL/CO/Pers CGHS Rules/99/440 dated 20.12.2001 had introduced a medical scheme for its retired employee’s w.e.f. 1.01.2002 for a initial period of 12 weeks and subsequently extended the scheme from time to time. The said facilities, in respect of indoor treatment, were discontinued from 1.04.2006 to 1.09.2006 during the operation of MTNL Group Health Insurance Scheme (MTNLGHIS) service by ICICI Lombard General Insurance Company. However, consequent upon foreclosure of MTNLGHIS during the year, the said facilities were restored under the scheme which had an expiry date of 31.08.2007. The Company vide office order no. MTNL/CO/Pers/8(1-176)/2006/1342 dated 24.08.2007, decided that the said facilities shall be available to the MTNL Retired Employees in terms of the aforesaid circular till 31.08.2007 and no further. This office order was widely communicated. In the earlier years, though the scheme in operation was subject to renewal on a  piecemeal basis based on issue of orders by the competent officials, actuarial valuation was done on the assumption of continuity of the said scheme. The Company does not at present have any plans for a similar or an alternative scheme.  Consequently, the provision of Rs.5794 million pertaining to this matter was reversed to the statement of operations as a material infrequent item.

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

e)
The present arrangement of Pay and Allowance is expired on 31/12/2006 and, and accordingly the next pay revision was due from 01/01/2007. Wage board has been constituted by Government for review of this aspect for all Public Sector Unit and the impact and financial effect of the wage revision as well as the form and content of such revision would be known on notification by the Government. This may result in increase in pay and perks and Post Retirement benefits for serving and retired employees respectively.

f)
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

Mahanagar Telephone Nigam Limited

By:	/s/ Anita Soni
Name:	Anita Soni
Title:	Director - Finance

Date:        September 24,  2007

EXHIBIT INDEX

Number	Description of Exhibit
1.1	Memorandum and Articles of Association of the Registrant, as amended on January 31, 2002.*
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

12.1	Certification of Chief Executive Officer***
12.2	Certification of Principal Financial Officer***
13.1	Certification of Chief Executive Officer***
13.2	Certification of Principal Financial Officer***

*Previously filed on September 30, 2002, as exhibits to Annual Report on Form 20-F for fiscal 2002.
**Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).
***Filed herewith