Form 20-F
period 2008-03-31
MAHANAGAR TELEPHONE NIGAM LTD
filed 2008-09-29
CIK 1160262

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________________
For the transition period from ______ to _____

Commission file number 1-15252

Mahanagar Telephone Nigam Limited
(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	The Republic of India (Jurisdiction of incorporation or organization)

12th Floor, Jeevan Bharati Tower-1
124 Connaught Circus
New Delhi 110001
India
(Address of principal executive offices)

Smt Anita Soni, Director Finance, 91-11-2332-1095, dirfinco@bol.net.in
Jeevan Bharati Building, Tower I, 124 Connaught Circus, New Delhi 110001, India
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contract Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two equity shares. Equity Shares (Not for trading, but only in connection with the registration of the American Depositary Shares)	New York Stock Exchange

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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  YES    ☐       NO    ☒

i

ii

PRESENTATION OF FINANCIAL INFORMATION

The financial information in this report has been prepared in accordance with US GAAP with respect to our consolidated statements of operations, shareholders’ equity and cash flow for the fiscal years ended March 31, 2006, 2007 and 2008, and our balance sheets as of March 31, 2007 and 2008.  Our fiscal year ends on March 31 of each year, so all references to a particular fiscal year are to the year ended March 31 of that year.  The consolidated financial statements, including the notes to those financial statements, are set forth at the end of this report.

Although we have translated in this report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all.  All translations from rupees to dollars with respect to financial data as of March 31, 2008 are based on the noon buying rate in the City of New York for cable transfers in rupees on such date.  The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given.  The noon buying rate on March 31, 2008 was Rs. 40.02 per US$1.00.

Information contained in our website, www.mtnl.net.in, is not part of this annual report, and no portion of such information is incorporated herein.

Reference to “we,” “us,” “our,”  “MTNL,” and the “Company” refer to Mahanagar Telephone Nigam Limited.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, as defined in Section 27A of the U.S.  Securities Act of 1933, as amended, and Section 21E of the U.S.  Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry.  The forward-looking statements are subject to various risks and uncertainties.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” and similar expressions or variations of these expressions.  We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect.  The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this report.  See Item 3D. “Key Information—Risk Factors” and Item 5 “Operating and Financial Review and Prospects.”  In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements.  We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3A.	Selected Financial Data

SELECTED FINANCIAL AND OPERATING DATA

You should read the following selected financial and operating data in conjunction with our consolidated financial statements and the related notes, and Item 5 “Operating and Financial Review and Prospects” and the other financial information included elsewhere in this report and our other reports filed with the SEC.

Our selected financial and operating data included in this report are presented in Indian rupees and are derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) for the fiscal years ended March 31, 2004, 2005, 2006, 2007 and 2008.

The selected statement of operations data and cash flow data for the three years ended March 31, 2008, and the selected balance sheet data as of March 31, 2007 and 2008 under US GAAP have been extracted or derived from our consolidated audited US GAAP financial statements which are included elsewhere in this report. The selected statement of operations data and cash flow data for the years ended March 31, 2004 and 2005, and the selected balance sheet data as of March 31, 2004, 2005 and 2006 under US GAAP are derived from our consolidated audited US GAAP financial statements not included in this report.  Our historical results do not necessarily indicate our results expected for any future period.  You should read the following information in conjunction with “Item 5.  Operating and Financial Review and Prospects,” and our consolidated financial statements included elsewhere in this report.

Consolidated financial statements for the year ended March 31, 2008 have been translated for convenience into US dollars (although we have translated certain rupee amounts in this report into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all).  All translations from rupees to dollars with respect to financial data as of March 31, 2008 are based on the noon buying rate in the City of New York for cable transfers in rupees on such date.  The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given.  The noon buying rate on March 31, 2008 was Rs. 40.02 per US$1.00.

Under US GAAP

	Fiscal Years Ended March 31,
	2004	2005	2006	2007	2008	2008
Statement of Income Data	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Revenues	Rs.61,084	Rs.50,156	Rs.46,668	Rs.45,475	Rs.44,705	$1,117
Total costs and expense	(55,850)	(47,229)	(47,480)	(48,927)	(47,027)	(1,175)
Liability for post retirement medical benefits written back	0	0	0	5,794	0	0
Operating income	5,234	2,927	(812)	2,342	(2,323)	(58)
Other income / (expense), net	1,714	2,670	2,388	7,894	4,661	116
Income before income taxes	6,948	5,597	1,576	10,236	2,338	58
Income taxes	(2,570)	(2,124)	(437)	1,073	121	3
Equity in (losses) of affiliate	(20)	(67)	(73)	(7)	(1)	(0)
Net Income	Rs.4,358	Rs.3,406	Rs.1,066	Rs.11,302	Rs.2,458	$ 61
Weighted average equity shares outstanding	630	630	630	630	630	–
EPS – Basic & diluted	Rs.6.92	Rs.5.41	Rs.1.69	Rs.17.94	Rs.3.90	$0.10
Basic and diluted earnings per GDR/ADS	Rs.13.84	Rs.10.82	Rs.3.38	Rs.35.88	Rs.7.80	$0.20
Dividends paid per equity share	Rs.4.5	Rs.6.5	Rs.6.21	Rs.4.56	Rs.4.68	$0.12
Dividends paid per equity share	$0.10	$0.15	$0.14	$0.11	$0.12	–
Dividends paid per GDR/ADS	Rs.9.0	Rs.13.0	Rs.12.42	Rs.9.12	Rs.9.37	$0.23
Dividends paid per GDR/ADS	$0.20	$0.30	$0.28	$0.21	$0.23	–

	As at March 31,
	2004	2005	2006	2007	2008	2008
Balance Sheet Data	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Cash and Cash equivalents	Rs.9,891	Rs.7,561	Rs.1,641	Rs.1,660	Rs.1,346	$ 34
Investment in bank deposits	15,654	17,732	19,020	17,102	32,444	811
Dues from Related Parties	23,588	27,789	23,818	23,659	25,713	643
Total Assets	168,023	177,172	170,151	178,937	193,547	4,836
Dues to Related Parties	12,084	11,339	6,091	5,729	8,118	203
Total Liabilities	83,466	93,839	89,703	90,060	105,160	2,628
Total Shareholders equity	84,557	83,333	80,448	88,877	88,387	2,209
Capital Stock[1]	12,949	12,949	12,949	12,949	12,949	324

	Fiscal Years Ended March 31,
	2004	2005	2006	2007	2008	2008
Cash flow data:	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Net cash from operating activities	Rs.19,885	Rs.15,006	Rs.6,006	Rs.9,672	Rs.27,640	$ 691
Net cash used in investing activities	Rs.(16,706)	Rs.(12,706)	Rs.(7,976)	Rs.(6,780)	Rs.(25,006)	(625)
Net cash from financing activities	Rs. (3,198)	Rs. (4,630)	Rs.(3,951)	Rs.(2,873)	Rs.(2,948)	(74)

1 Includes capital stock and additional paid-in capital.

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian Stock Exchanges and, as a result, will likely affect the market price of the American Depository Shares, or ADSs, in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one US dollar would be exchanged based on the noon buying rate in the City of New York for cable transfers of Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal Year Ended March 31,	At end of period	Average rate (1)	High	Low
2004	43.40	45.78	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.21	46.26	43.05
2007	43.10	45.06	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009 (through September 22, 2008)	45.30	42.76	46.81	39.73

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

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low

April 2008	40.45	39.73
May 2008	42.93	40.45
June 2008	42.97	42.38
July 2008	43.29	41.10
August 2008	43.74	42.01
September 2008 (through September 22, 2008)	46.81	43.95

On September 22, 2008, the noon buying rate was Rs. 45.30 = US$1.00.

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds Not Applicable

Not applicable.

3D.	Risk Factors

You should carefully consider all the information contained in this report and the following risk factors that affect us and our industry in evaluating us and our business.  The risks below are not the only ones we face.  Additional risks not currently known to us or that we presently deem immaterial may also affect our business.  This report also contains forward-looking statements that involve risks and uncertainties.  The market price of our equity shares or ADSs could decline due to any of these risks or uncertainties.

Risks Relating to Our Business

We expect to continue to encounter increased competition in each of our markets, which could reduce our revenues.

The Indian government is rapidly liberalizing the telecommunications industry in India.  The Department of Telecommunications (DOT) may license, at its discretion, multiple additional service providers in any service area, with respect to both basic telecommunications services and cellular services.  In November 2003, the Department issued guidelines for Unified Access Licenses, which cover both basic and cellular services within a service area.  In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-line access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access.  Basic services also include CDMA-based fixed wireless and mobile services (without roaming).  Tata Teleservices Limited and Reliance Infocomm Limited are currently competing with us in the market for basic services in both Mumbai and Delhi, and Bharti Tele-Ventures Limited is also competing with us in the basic services market in Delhi and Mumbai.  All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocom, low-cost CDMA mobile and fixed wireless technology.  With approximately 56.08% of our call units having come from approximately 12.86% of our access lines in service, we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers.  Some of our largest customers have already migrated to other basic service operators.

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

The DOT retains the right to revoke our licenses after giving one month’s notice to us.  The DOT also retains the right, after giving notice to us, to modify the terms and conditions of our licenses at any time if in their opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector.  A revocation of any license or a change in significant terms of any license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity could limit our ability to operate particular lines of our business or result in increased costs in the form of increased license fees or costs associated with applying for new licenses, or contesting limitations on our licenses.

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

Under our articles of association, the President of India, on behalf of the Indian government, may also issue directives with respect to the conduct of our business and affairs, and certain matters with respect to our business, including the appointment and remuneration of our Chairman and Managing Director and the declaration of dividends.  None of our shareholders, management or board of directors may take action in respect of any matter reserved for the President of India without his approval.  If the President of India does not allow us to  make capital expenditures pursuant to our business plan, we may be unable to compete effectively or maintain profitability.  Government formalities, including requirements that many of our purchases be made through a competitive bidding process, often cause delays in our equipment and product procurement; these delays can place us at a disadvantage relative to private sector competitors.

The Indian government, our controlling shareholder, when considering matters pertaining to us, often also considers the interests of the largest government-owned telecommunications company, Bharat Sanchar Nigam Limited (BSNL).  The Indian government is evaluating the possibility of a merger of us with BSNL.

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

The Indian Government is our controlling shareholder and hence we are deemed to be an Indian government company. As such, we are subject to laws and regulations generally applicable to public sector enterprises in India. These laws and regulations govern, among other things, personnel matters, procurement, budgeting and capital expenditures and the generation of funds through the issuance of securities.  We have extensive commercial and regulatory relationships with the DOT and BSNL, most of which were established at the time when there was no corporate separation between the DOT, BSNL and us.  Also the Indian Government when considering matters pertaining to us, often also considers the interests of the largest government-owned telecommunications company, Bharat Sanchar Nigam Limited (BSNL).  We have significant amounts due from related party and our inability to collect them or change in the terms of our arrangements with our related parties could adversely affect our revenues and profitability.  See Notes 3, 4, 19 and 25 to our consolidated financial statements and Item 7B. Related Party Transactions in this report.

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

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.  In certain areas management had concluded there were material weaknesses in our internal controls.

We are incorporated in India and investors should be aware that there are differences in the governance standards and shareholder rights for a U.S. company and those applicable to a foreign isser as us.  Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission, or SEC, regulations, the NYSE, rules, Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.

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

As of March 31, 2008, management had concluded that our internal controls over periodical reporting were not effective by reason of certain material weaknesses, particularly as to updating of our fixed assets register, reconciliation of subscriber deposits, accounting for related party transactions and information technology controls.  These deficiencies could result in misstatements in reporting in those areas.  We had undertaken certain initiatives and remedial action in those areas during the 2008 fiscal year and have undertaken additional remedial action and expect to complete the remedial action in the 2009 fiscal year.  See Item 15. Controls and Procedures.

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

A slowdown in economic growth in India may adversely affect our business and results of operations.

Our performance and the quality and growth of our business are necessarily dependent on the health of the overall Indian economy.  The Indian economy has grown significantly over the past few years.  Any future slowdown in the Indian economy could harm us, our customers and other contractual counterparties.  In addition, the Indian economy is in a state of transition.  The share of the services sector of the economy is rising while that of the industrial, manufacturing and agricultural sector is declining.  It is difficult to gauge the impact of these fundamental economic changes on our business.

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

Because of Indian legal restrictions, despite recent relaxations, the supply of ADSs may be limited.  Under procedures recently adopted by the Reserve Bank of India, the depositary will be permitted to accept deposits of our outstanding equity shares and deliver ADSs representing the deposited equity shares to the extent, and limited to the number, of ADSs that have previously been converted into underlying equity shares.  Under these new procedures, if you elect to surrender your ADSs and receive equity shares, you may be unable to re-deposit those outstanding equity shares with our depositary and receive ADSs because the number of new ADSs that can be issued cannot, at any time, exceed the number of ADSs converted into underlying equity shares or result in foreign equity in us exceeding 49%.  This may restrict your ability to re-convert the equity shares obtained by you to ADSs.  Also, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record.  Any investor who fails to comply may be liable for a fine of up to Rs.1,000 for each day such failure continues.  See Item 10. “Additional Information—Indian Foreign Exchange Controls and Securities Regulations.”

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

The government of India holds approximately 56.25% of our outstanding equity shares.    There have been no indications that the current government of India plans to further reduce its shareholding in us through a sale of equity.  As a result, this ownership affects the voting by shareholders and the ability to influence any third party transactions, such as mergers or other business combinations.

Any future disposal of equity shares by the Indian government could adversely affect the trading price of our equity shares and ADSs.

Item 4.	Information on the Company

4A.	History and Development of the Company

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

As part of the reorganization, we were incorporated on February 28, 1986 under the Companies Act as a wholly-owned government of India company and, on April 1, 1986, assumed responsibility for the control, management and operation of the telecommunications networks in Delhi and Mumbai, two of the largest metropolitan areas in India.  Videsh Sanchar Nigam Limited (VSNL) (now Tata Communications Ltd) was established at the same time to provide international telecommunications services and the DOT retained responsibility for providing all other telecommunications services throughout India.  The DOT also assumed regulatory authority over the Indian telecommunications industry.  Simultaneously, the Telecom Commission was established in 1986 as an executive body under the Ministry of Communications to make policy decisions and to accelerate the development of all aspects of the telecommunications sector and the implementation of new telecommunications policies.

In December 1991, with a view to fulfilling its objective of facilitating the rapid introduction of new services and technology, the DOT invited bids from Indian companies with a maximum of 49% foreign ownership for two non-exclusive GSM cellular licenses in each of the cities of Kolkata (formerly called Calcutta), Chennai (formerly called Madras), Delhi and Mumbai.  The private operators commenced cellular services in late 1995.  In October 1997 we were permitted to provide GSM cellular service in Mumbai and Delhi.  Beginning in 1995, the DOT also invited tenders and awarded cellular licenses for the regional “circles” established for the purpose of licensing cellular services in the rest of India.  We believe that as of May 31, 2008, there were approximately 278 million cellular subscribers in India.

Since 1992, as part of its general policy of gradually reducing its holdings in public sector enterprises, the Indian government sold a portion of its equity holdings in us and VSNL (now Tata Communications Ltd) to certain mutual funds, banks and financial institutions controlled by the government of India.  In our 1997 global depositary receipt offering, the Indian government sold 40 million of our equity shares represented by 20 million global depositary receipts, constituting 6.3% of our then outstanding equity shares.  Additionally, in 1997 and 1999, the Indian government sold additional equity shares of VSNL in the form of global depositary receipts, thereby reducing its equity interest in the company to 51%.  In February 2002, the government of India divested an additional 25% interest in VSNL to the Tata Group through a competitive bidding process.

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

In November 1998, the government of India announced its Internet policy, which aims to increase Internet usage by, among other things, allowing up to 49% foreign ownership of Internet service providers (ISPs) and declaring a license fee moratorium for five years. (Currently the foreign ownership limit for ISPs is up to 74% in most cases.)

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

ILD and NLD Licenses Simplified

The Government has constantly endeavored to usher in policy decisions that could facilitate affordable public telecom facilities, in accordance with the New Telecom Policy, 1999.  In line with this strategy, in December 2005, the Government made a major decision to remove various to further liberalise the NLD (national long distance) and ILD (international long distance) licenses in order to facilitate the growth of the IT and IT-enabled services in India.  Some of the changes brought about by such decisions are as follows:

(a)	NLD Service License

(i)	The entry fee for new NLD licenses was reduced from Rs. 100 crore to Rs. 2.5 crore. Likewise, the annual license fee for NLD licenses was reduced from 15% to 6% of AGR effective January 2006.

(ii)
The NLD licenses had stipulated a mandatory provision of setting up of a point of presence in each long distance charging area.  Mandatory roll out obligations were no longer required for future NLD license and existing licenses.

(iii)	The net worth requirement and paid up capital requirement of the applicant company for NLD licenses was reduced to the level of Rs. 2.5 crore from Rs. 250 crore.

(iv)
To facilitate promotion of the BPO/KPO industry, NLD service providers were permitted to access the subscribers directly for provision of leased circuits/closed user groups i.e. they can provide last mile connectivity.

(b)	ILD Service License

(i)	The entry fee for new ILD licenses was reduced from RS. 25 crore to Rs. 2.5 crore.

(ii)	The annual license fee for ILD licenses was reduced from 15% to 6% of AGR, effective January 2006.

(iii)	There is no further need to have mandatory roll out obligation for ILD service licenses except for having at least one switch in India.

(iv)	ILD service providers can access the subscriber directly only for provision of leased circuits/closed user groups.

(v)	The net worth and paid up capital of the applicant company for ILD service license was reduced to Rs. 2.5 crore.

(c)	Requirement of experience in telecom sector grant of licenses

Prior experience in telecom sector is no longer a prerequisite for being granted telecom service licenses.

(d)	Provision of Internet telephony, Internet Services and Broadband services by Access Providers

Access service provider can provide Internet telephony, Internet services and Broadband services.  If required, access service provider can use the network of NLD/ILD service licensee.

(e)	IP-II & ISPs with IP-VPN Licenses

(i)	The Government has decided to do away with IP II and IPVPN licenses. Existing IP-II/IP-VPN licenses are allowed to migrate to NLD/ILD service license.

(ii)	Provisional entry fee of IP-VPN on migration to NLD/ILD to be adjusted in entry fee and dues to the Government by way of license fee and spectrum charges/or refunded as per TDSAT order.

(iii)	ISP with Internet telephony (restricted) are charged a license fee at 6% of AGR effective January 2006.

(iv)
The access providers can provide broadband services including triple play i.e. voice, video and data.  ISPs can provide Internet Access/Internet Content Services where Internet has been defined as a global information system that is logically linked by a globally unique address based on IP or its subsequent enhancement/upgradation.  ISPs cannot provide content services on a managed network (virtual/real) not derived from Internet.

(v)
IP-II licensees which are not interested in migrating to NLD/ILD are not permitted to provide National/International leased line/bandwidth to individual subscribers as per existing IP-II license guidelines.

(vi)	IP-VPN licensees which are not interested in migrating to NLD/ILD are not permitted to carry voice traffic over VPN network.

(f)	VSAT commercial

(i)	Annual license fee charged at 6% of AGR effective January 2006.

Approximate number of licenses for providing telecom services issued as of March 31, 2008 are:

SUMMARY OF LICENSES
LICENSEES	No. of LICENSEES
BASIC LICENSEES	2
CMTS LICENSEES	53
UAS LICENSEES	224
NLD LICENSEES	21
ILD LICENSEES	14
TOTAL LICENSEES	314

The table clearly indicates that the competition among the telecom service providers has increased many folds in recent years are we are making efforts to keep the pace with the industry.

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

In April 2008, we received in-principal approval to use CDMA technology under the existing Cellular Mobile Telephone Service (CMTS) License for Delhi and Mumbai service areas.  We will use CDMA technology (in addition to GSM technology being used by us) under the existing Cellular Mobile Telephone Service (CMTS) License for Delhi and Mumbai service areas.

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

In response of the above DOT instructions, our GSM subscriber base reduced from approximately 2.7 million to 2.5 million during the period March 2007 to April 2007.  As of May 31, 2008, our GSM subscriber base grew to 3.35 million.

We have implemented the procedure for ‘Do not call’ for Telecom Unsolicited Commercial Communication in the service areas of Delhi and Mumbai, in accordance with a March 2008 amendment by Telecom Regulatory Authority of India, the Telecom Unsolicited Commercial Communications Regulations, 2007 (4 of 2007).

Mahanagar Telephone Nigam Limited

Mahanagar Telephone Nigam Limited is the principal provider of fixed-line and other basic telecommunications services in Delhi and Mumbai.  Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India.  At the end of fiscal 2008 our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 3.81 million fixed lines in service.  In February 2001, we launched our cellular services using global system for mobile communications, or GSM, technology in Delhi and Mumbai and had approximately 3.24 million subscribers as of March 31, 2008.  GSM is the European and Asian standard for digital mobile telephone networks.  We launched CDMA-based services in 1997, and at the end of fiscal 2008 had approximately 1.61 lakh limited mobile subscribers in Mumbai and Delhi.  CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference.  We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 1.36 million Internet access subscribers at the end of fiscal 2008.

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

The number of our access lines in service grew at a compound annual growth rate of 7.55% from March 31, 2000 to March 31, 2008.  In fiscal 2008, these lines increased by 8.14%, due to cellular services.  In fiscal 2008, our network had approximately 3.18 million access lines in service in Delhi and approximately 4.03 million access lines in service in Mumbai.  In addition, our access lines in service per employee increased from 66 at March 31, 2000 to 151 at March 31, 2008.

We derive our revenue primarily from local, domestic long distance and international calls that originate from our network.  In fiscal 2008, approximately 27% of our revenue was derived from call charges, 57% from rentals of telephones, access lines and other telecommunications equipment and use of our value-added services and 8% from public call offices.  Interconnect revenue, which is revenue derived from other telecommunications service providers for calls made into our network, accounted for 8% of our revenues in fiscal 2008.  Local calls are carried on our network, unless the termination point is in the network of one of the cellular operators or one of  the new private-sector basic service providers in the locality.  We have been carrying our own traffic between Delhi and Mumbai since May 2006. Other domestic long distance calls continue to be passed from our network to the domestic telecommunications network operated by BSNL, although we have entered into interconnect agreements with the new private-sector domestic long distance service providers and intend to pass such domestic long distance calls also through such other providers.  In addition, currently all international outgoing calls continue to be passed from our network to international gateways operated by VSNL, India’s former government-controlled international long distance carrier, although we have entered into interconnect agreements with other private-sector international long distance carriers and have plans for joint development with BSNL of submarine cable to connect the east and west coasts of India with Malaysia and the Middle East (and ultimately Europe and the USA).

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

Strategy

Key elements of our strategy include the following:

•
Expand GSM Cellular and CDMA Mobile Services in Delhi and Mumbai.  We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, and currently have an installed capacity of 17.75 lakh lines in Delhi and 13.25 lakh lines in Mumbai. We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base.  GSM capacity in Delhi and Mumbai was planned to be further expanded by 2 million each (1.5 million 3G including).  Purchase Order (PO) for the procurement of 750K 2G lines each for Delhi and Mumbai has already been placed.  PO for the balance 1250K each for Delhi and Mumbai is being placed in next phase based on spectrum for 3G of 5 mhz in each city which stands alotted.  The price for this spectrum shall be determined by the Government after the auction process of 3G spectrum is over.  In addition, we have launched lower-cost CDMA-based limited mobility mobile services in each of Mumbai and Delhi, and currently have 160,916 subscribers with an installed capacity of 1,098,230 CDMA connections (most of which are to employ the more advanced CDMA 2000 1X technology) in each city.  We believe that this new limited mobile service will enable us to target a wider customer base that is more price sensitive than GSM customers and that does not require India-wide and international roaming facilities.  We intend to compete effectively in these growing markets by providing high quality service at affordable rates.

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

•
Further Develop and Modernize our Network.  We intend to continue to invest in expanding and upgrading our network to improve the quality of service.  We have placed a PO to add 24K tandem capacity based on NGN – next generation network, in Delhi and Mumbai.  We have commissioned a state of art IP/MPLS core network in Delhi and Mumbai to provide a converged IP network for all services.  This network is currently carrying our Broadband, IPTV and GSM traffic.  Layer 2 and Layer 3 VPN services are also being provided by us through this network.  We are working on the expansion of our IP/MPS network so as to further extend the IP reach of our network.  Further, we are replacing our old PDH transmission network with synchronous digital hierarchy technology.  We have placed a PO for the supply of 42 terminals (20 Delhi and 20 Mumbai) of 40 channel 10 GB/channel DWDM equipment to strengthen our transmission network.  The testing of the equipment is going on and the installation is expected to start after completion of testing.  We are continuing to implement fiber-in-local-loop and wireless-in-local-loop technologies where appropriate.  We have introduced broadband technology based on ADSL2+, capable of providing triple play services (video, voice and data), in a significant way.  Through expansion and modernization of our network, we seek to improve the capacity of our network, reduce network failure rates, improve call completion rates and decrease average waiting time for new lines as well as support our Internet and value-added services.

•
Selectively Target International Opportunities.  We plan to selectively target expansion opportunities outside India where we can leverage our expertise and relationships.  Our Nepal joint venture, United Telecom Limited, in which we hold a 26.7% equity interest, has commenced wireless in local loop services as the first private-sector telecommunications operator in that country and had a subscriber base of 111,000 as of March 31, 2008.  We have also been awarded licenses to provide basic, mobile and international long distance service in Mauritius.  We launched international long distance services in Mauritius in the current fiscal year. We have also launched a fixed wireless service in Mauritius.  As of February 29, 2008, we had approximately 26,500 fixed mobile customers.  On December 15, 2006, mobile services were launched under the brand name “MOKOZEE,” and as of February 29, 2008, we had a total of 8,884 prepaid mobile customers.  We are also examining other international opportunities.

•
Enter the Market for International Long Distance Services.  We intend to lay submarine cable jointly with BSNL from both the east and west coasts of India to the far East and the Middle East, respectively,  to carry voice and data traffic, and with an intent to further extend to the US and Europe.

•
Expand Internet Services.  We commenced our Internet service provider operations in February 1999 with an initial network capacity to support up to 5,000 subscribers in each of Delhi and Mumbai.  As of March 31, 2008, we had approximately 1.36 million Internet access users.  We have also started providing high speed internet services on broadband.

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

4B.	Business Overview

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

2.
Public Call Offices:  Public call offices consist of both manned offices where people can make local, long distance and international calls, and coin operated telephone booths.  At March 31 2008, public call offices accounted for 6.29% of our total wire lines in service. The coin-operated public call offices offer only local call service, while the franchised public call offices offer local, domestic long distance and international call services.  We pay a commission to the franchisees amounting to 40% of the tariffs charged by the franchisee on local calls and 20-30% of the tariffs charged by the franchisee on domestic long distance depending on the number of calls per fortnight and international calls.  The franchisees charge the same tariffs we do for these services.

3.
GSM cellular services (including value-added services) in Delhi and Mumbai:  In February 2001, we launched our cellular mobile services using GSM technology (the European and Asian standard for digital cellular telephony) in Delhi and Mumbai under the brand name Dolphin.  In 2002, we introduced our prepaid cellular services under the brand name Trump.  As of March 31, 2008, we had 32.42 lakh GSM cellular subscribers.  We provide national roaming facilities for our GSM cellular customers through the networks of BSNL outside Mumbai and Delhi and international roaming facilities with 45 operators in approximately 40 countries, and we have established roaming facilities for our customers in a total of approximately 200 countries.  As of March 31, 2008, we had installed a cellular network with a capacity of 17.75 lakh lines in Delhi and 13.25 lakh lines in Mumbai.  GSM capacity in Delhi and Mumbai was planned to be further expanded by 2 million each (1.5 million 3G including).  PO for the procurement of 750K 2G lines each for Delhi and Mumbai has already been placed.  PO for the balance 1250K each for Delhi and Mumbai shall be placed in next phase on availability of spectrum for 3G.

4.
Value Added services:  Value-added services on GSM such as call-waiting, call-forwarding, wake-up calls, absent subscriber service (informing callers that the subscriber is unavailable) and caller identification, friends & family, night talk, VMS call conference, WAP and voice mail.

5.
Mobile and fixed-wireless services based on CDMA technology:  In May 1997, we began implementing wireless-in-local-loop services using CDMA technology for fixed wireless and mobile operations on a commercially experimental basis with a single exchange and capacity for 1,000 subscribers in Delhi. Wireless-in-local-loop services use wireless links from a local exchange in place of conventional cables. Two types of service are provided.  One type employs a handset that is fixed to a subscriber’s premises for “fixed wireless” service, while the other employs a mobile telephone -or “mobile” or “limited mobility” services.  We have since upgraded our CDMA equipment and receiving stations and, in October 1999, we opened subscriptions for up to an additional 9,000 CDMA mobile and fixed wireless connections in Delhi and dedicated 40% of these connections for fixed wireless.  As of March 31, 2008, the capacity of WLL was 550,000 and 548,230 for Delhi and Mumbai, respectively.  At March 31, 2008, we had approximately 161,000 operational CDMA mobile connections and approximately 131,000 operational, fixed wireless connections.

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

6.
ISDN services: We provide narrow-band ISDN services that allow subscribers to send high speed data make telephone calls with high quality voice transmission and hold desktop video conference over a single line.  In the past, the development of independent networks for a variety of services (such as voice, telex, packet-switched data and leased lines) made each of them relatively expensive.  ISDN technology allows a wide range of data services to be made available to the subscriber through a single connection and at a reduced cost.  We believe these high speed data transmission products will help us to attract high usage subscribers.  We introduced narrow-band ISDN services in August 1996, and, at March 31, 2008, we had approximately 25,700 subscribers to this service.

7.
Broadband services:  We also offer data communications services through our packet switched data network.  This service allows the transmission of data on standard international data protocols and access via dedicated lines or dial-up facilities.  We plan to expand broadband services on a large scale based on the ADSL technology.  ADSL means asymmetric digital subscriber loop, a technology that allows combinations of services including voice, data technology and one-way full motion video to be compressed and delivered over existing copper cables.  We expect to experience significant demand for these high speed data services from large corporate, financial, media, public service and education institutions.  We launched broadband services using ADSL 2+ in January 2005.  The broadband customer base as on March 31, 2008 was 5.71 lakh. The installed capacity of broadband ports as of March 31, 2008 was 6.02 lakh.

8.
Internet access services:  We commenced our Internet service provider operations in February 1999 with initial equipment capacity to support up to 5,000 subscribers in each of Delhi and Mumbai.  We experienced significant demand for this service and have since expanded our Internet services capacity to support additional subscribers in each of Delhi and Mumbai.  As of March 31, 2008, we provided our Internet services to a total of approximately 1.36 million subscribers in Delhi and Mumbai.

We also enable our customers to access the Internet without having to subscribe for Internet service.  They can access the service and later be billed on the basis of calling line identification usage.  The number of customers who use this service is much higher than the number of Internet subscribers we have.

9.
Leased line service:  We provide point-to-point leased line services for local, domestic long distance and international connectivity.  Subscribers can use our leased lines to assemble their own private networks between offices within Delhi and Mumbai or together with BSNL, between Delhi and Mumbai and to other Indian cities.  Leased line services can be used for voice and data transmission at various bandwidths.  In addition, we earn revenues from leasing circuits to cellular operators in Delhi and Mumbai to interconnect their networks to our network.  At March 31, 2008, we had approximately 51,200 leased line subscribers.

10.	Telex and Intelligent Network services: We are introducing Intelligent Network services over our entire network which at present includes:

•	Calling card service

•	Toll free calling service

•	Premium rate “0900”number service

•	Televoting service.

11.
Interconnection with domestic international long distance carriers and with basic and cellular operators in Delhi and Mumbai:  We provide local telephone services in Delhi and Mumbai as well as domestic and international long distance through our connectivity with BSNL’s domestic long distance network and. VSNL’s international gateways.  Since May 2006, we have carried our own traffic between

Delhi and Mumbai.  We derive revenues from tariffs we collect on local domestic long distance and international calls that originate on our network.  Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls.  Usage is measured by pulses, which are time-based limits of measure, metered at the relevant exchanges.  A set of pulse durations is established for each category of calls (i.e., local, domestic long distance or international long distance), and within each category, pulse durations vary depending on one or more of the following factors:  call distance; time of day; type of network on which the call is terminating (i.e. fixed, GSM cellular or CDMA mobile); destination country (for international long distance only); subscriber plan (for local calls only); and whether the call is within a circle or between two different circles (for domestic long distance only).  We estimate that, based on recent sample data, local calls constitute approximately 78% of our total pulses, while domestic long distance and international calls constitute approximately 17% and 5% of our pulses, respectively.  We are focused on increasing call volumes by promoting use of our value-added services and the use of long distance services.  In June 2008, we received a license to enter the international long distance service market.  We intend to lay submarine cable jointly with BSNL from both the east and west coasts of India to the far East and the Middle East, respectively, to carry voice and data traffic.

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

Recently Introduced Services

•	We have launched Wi-fi service to provide internet connectivity to inaccessible and hot spots in the Delhi area.

•	We, in association with STPI, are setting up data centre for Web-Farming application.

•	We have launched IPTV services in both Delhi and Mumbai on revenue sharing basis.

•	We have also commissioned a state-of-the-art IP/MPLS core network in Delhi.

•	We have launched VOIP (Voice 3 over Internet Protocol) services on revenue share arrangement.

Services Under Development

•
We plan to add one million lines in net switching capacity including capacity for WLL and GSM and 80,000 fiber KMs. of optical fiber in Delhi and Mumbai in fiscal 2009.  Our other plans for the year include deployment of Next Generation Network of 24,000 lines in Delhi and Mumbai each.

•
A state of the art convergent billing and CRM system is under installation. This will facilitate CDR based billing, single bill for all services to the subscribers, flexibility in billing and innovative tariff packages for subscribers and thus will help in reducing billing complaints.

•
We are further adding optical fiber in our access network and are introducing FTTH based on PON so as to provide all of our important customers with fiber connectivity to their homes in order to meet their further increased bandwidth requirement of both data and video applications.

•	We have also floated an EOI for introduction of Wi-Max. Pilot projects have been started in both Delhi and Mumbai for providing Wi Max services.

•
We have floated a tender for the Converged Network to facilitate the convergence of voice, data and video multi-media networks into a single unified packet based multi-services platform capable of providing futuristic services.  The purpose of building this network is to have a service independent network which can facilitate rapid and economical introduction of new services.

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

Tariffs and Other Customer Charges

Fixed-Line Services.  Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls.  Usage is measured by pulses, which are time-based units of measure, metered at the relevant exchanges.  Pulses vary, depending on one or more factors.  Local call pulse duration depends upon the type of network on which the call is terminating (i.e., fixed, GSM cellular or CDMA mobile) and the subscriber plan chosen, while domestic long distance call pulse duration depends upon the call distance, type of network on which the call is terminating and whether the call is within a regional circle or between two circles.  International call pulse duration varies depending upon the country of destination.  For operator assisted domestic and international calls, a slab system of tariffs applies which differs depending upon the speed at which the call is completed.  The subscriber is billed at a fixed price per pulse that depends upon the subscriber plan chosen and usage volume (low usage customers are offered a lower price per pulse).  We currently offer several fixed-line plans, tailored to meet the needs of different user profiles.

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

GSM Cellular Services.  We offer our GSM cellular subscribers in Delhi and Mumbai a choice of several plans, tailored to meet the needs of different user profiles.  One of the plans is the standard plan, which, under TRAI regulations, we are required to offer all customers and the terms of which the authority establishes.  Generally, in addition to call charges for local and long distance calls, our plans include the following types of charges: refundable, non-interest bearing security deposit; installation charges; monthly rental charges; and airtime charges.  Effective February 1, 2004, with the adoption by the TRAI of the interconnection usage charge regulation and the “calling party pays” principle, charges for incoming cellular calls (other than any roaming charges) have been eliminated.  In addition, we provide the following value-added services free to all our GSM cellular subscribers:

•	national roaming

•	call forwarding/divert

•	call hold

•	call waiting

•	caller identification

However, airtime charges on use apply to these services.  In addition, we offer our GSM cellular subscribers value-added services like SMS, voice mail, WAP, CRBT, call conference, GPRS/MMS, missed call alert and content-based SMS for a fee.

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

Internet Protocol Television (IPTV):  We started offering IPTV service in October 2006 to subscribers in Mumbai and in November 2006 to subscribers in Delhi.

Voice over Internet Protocol (VOIP):  We started offering Prepaid VOIP service in August 2007 to subscribers in Delhi and Mumbai.

Video Phone Services:  We launched Video Phone Services on promotional basis for the period April 4, 2008 to July 7, 2008 for the service areas Delhi and Mumbai.

In May 2005, we implemented leased line tariff at par with BSNL under revised tariff ceilings prescribed by the TRAI.

CDMA Services.  For CDMA mobile services, including the use of a CDMA handset, our subscribers are charged a refundable security deposit, a monthly charge and a monthly handset rental, in addition to airtime charges.  We have not charged users for incoming calls.  We offer our CDMA mobile subscribers a choice of several plans, tailored to meet the needs of different user profiles.  Following commissioning in July 2006 of CDMA 20001X system in Mumbai, which has mobility between Mumbai and Navi Mumbai, we provide the following value added services free to all our CDMA subscribers:

•	Call Hunting

•	Call Waiting

•	Caller Identification

•	STD./ISD Dynamic Lock

•	Call Forwarding

•	Three-party Conference

•	Abbreviated Dialing

We started new Garuda (CDMA) mobile connection by giving RUIM cards for postpaid/prepaid Garuda connections since April 2007 to subscribers in Delhi and since December 2007 to subscribers in Mumbai.

We offer different tariff plans and value added services to cater to and fulfill the need of the various segments of customers.

Reduced ILD tariff for Basic & Mobile service

We have reduced the ILD tariffs for Basic and Mobile services effective May 1, 2007 for the service area of Delhi and Mumbai.  The details are as follows:

1.  BASIC

Countries	Pulse in sec
	Existing	Revised
USA, Canada, UK (Fixed), Singapore, Hong Kong, Thailand, Malaysia, Indonesia & other countries with ISD code 001	9	9.5
UK (Mobile), Europe, Africa, Gulf, SAARC, China, Japan, South Korea, Australia, Christmas Island & New Zealand	6	6.5
Rest of world	4	3.3

2.  WLL (M/F) POSTPAID, DOLPHIN (POSTPAID) & TRUMP (PREPAID)

Countries	Existing Rs. per minute	Revised Rs. per minute
USA, Canada, UK (Fixed), Singapore, Hong Kong, Thailand, Malaysia, Indonesia & other countries with ISD code 001	6.67	6.30
UK (Mobile), Europe, Africa, Gulf, SAARC, China, Japan, South Korea, Australia, Christmas Island & New Zealand	10.00	9.20
Rest of world	15.00	18.00

Reduced tariff for Basic and Mobile service

We have reduced the STD tariff for MTNL Delhi and Mumbai effective May 2008.  The details are as follows:

From	Existing	Reduced
		Delhi	Mumbai
Mobile (GSM & CDMA)	Rs. 1.75/1.65 per min.	Rs. 1.25 per min.	Rs. 1.30 per min.
Landline to Basic & WLL (M/F) between MTNL Delhi – Mumbai	180 sec. Pulse	180 sec. Pulse	180 sec. Pulse
Landline (other than to Basic & WLL (M/F) between MTNL Delhi – Mumbai)	36 sec. Pulse	60 sec. Pulse	60 sec. Pulse
CDMA (FW)	Rs. 2.00 per min.	Rs. 1.20 per min. (60 sec pulse)	Rs. 1.20 per min. (60 sec pulse)

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

License Fees and Network Utilization/Interconnection Arrangements

License Fees and Network Utilization Charges.  Under our previous arrangement with the DOT, the license fees for providing basic services was fixed at Rs.900 per access line in service.  This arrangement expired on March 31, 2000.  In the absence of any new arrangement with the DOT, we continued to pay license fees during fiscal 2001 on the same terms as our previous arrangement.  On April 9, 2001, the DOT communicated that the annual license fees will be revised and shall be payable at 12% of adjusted gross revenue from basic telephone service effective from August 1, 1999, as applicable to private operators from that date.  On September 5, 2001, the DOT amended its position and indicated that the date from which the revised license fees will be payable will be notified later.  However, in the absence of an agreement for payment of license fees and any clarification from DOT to date, we have paid license fees on the revised basis communicated by DOT for fiscal 2002 and 2003.  Further subsequent to the year ended March 31, 2004, in a meeting held between DOT, BSNL and the Company to resolve the ambiguity with respect to license fees and networking charges it was agreed that the license fees were payable at 12% of AGR and networking charges as per TRAI regulations with effect from August 1, 1999. Also, the revenue sharing percentages earlier agreed to between us and BSNL, other than those governed by TRAI regulations, were revised with retrospective effect.  This resulted in an incremental charge of Rs. 3,520 million in the consolidated statements of income on account of license fee and a benefit of Rs 1,515 million on account of networking charges during the year ended March 31, 2004, in respect of periods up to March 31, 2003.  Further license fee has been revised at 10% of Adjusted Gross Revenue with effect from April 1, 2004. The license fee for the NLD (national long distance) and ILD (international long distance) service license which we have obtained is 6% of AGR. A license fee on internet services of 6% of AGR has been in effect since January 1, 2006.

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

Unified Access License.  In November 2003, the DOT issued guidelines for Unified Access Licenses which cover within a service area both basic telecommunications services and cellular services.  In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access.  Basic services also include CDMA-based fixed wireless and mobile services (without roaming).  We have submitted a request to the DOT to migrate to UAS Licenses for our service area under mobile licenses for Delhi and Mumbai to be able to provide services at par with other operators in these areas.  In September 2006, our request for migration of our CMTS Licenses to UAS Licenses as our operating cellular service in the licensed area was not accepted by the DOT.  In October 2006, we sought reconsideration and grant of permission for migration to UAS Licenses.  In April 2008, in-principal approval has been received to use CDMA technology under the existing Cellular Mobile Telephone Service (CMTS) License for Delhi and Mumbai Service Areas.  We conveyed to DOT our acceptance to use CDMA technology (in addition to GSM technology being used by us) under the existing Cellular Mobile Telephone Service (CMTS) License for Delhi and Mumbai Service Areas.

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

Telecommunication Internconnection Usage Charges (IUC) Regulation 2008 (2 of 2008) issued by TRAI on March 27, 2008 and implemented for the period from April 1, 2008 to September 30, 2008.

The change in IUC regulation are as:

a)           On outgoing ILD calls, ADC reduced from Rs. 0.80 to Rs. Zero.

b)           On incoming ILD calls, ADC reduced from Rs. 1.60 to Rs. 1.00.

c)           ADC shall be paid at 0.75% reduced instead of at 1.5% of AGR to the BSNL.

Since the introduction of ADC regime, the TRAI had maintained that ADC is a depleting regime and this will end effective October 1, 2008.

Network Utilization—Bharat Sanchar Nigam Limited (BSNL).  Under our previous arrangement with BSNL, we paid network utilization charges to that company as a fixed percentage of the amount of usage and other charges billed to our customers for our services.  Our network utilization arrangement with BSNL expired on March 31, 2001.  For fiscal 2002 the interconnection charges on domestic long distance and international long distance calls were accrued on the basis of the rates payable by other basic service operators in the country.

Until the end of fiscal 2002, all outgoing international long distance calls originating from our network were subject to interconnection fees payable to BSNL, and we received no revenue from incoming international long distance calls into our network.  We paid interconnect fees to BSNL in respect of outgoing international long distance calls pursuant to the network utilization arrangement with BSNL until March 31, 2001 and for fiscal 2002 on the basis of the rates that were payable by other basic service operators in the country.  Beginning April 1, 2002, we recorded incoming and outgoing international long distance traffic pursuant to interconnect agreements we have signed with several international carriers, most importantly, VSNL (now Tata Telecommunications Ltd).  As a result of these agreements, we no longer make payments to BSNL in respect of international long distance traffic.  In addition, our agreements with the international carriers provide for income in respect of incoming calls, in addition to payments in respect of outgoing calls originating from our networks.

For fiscal 2003 the interconnection charges on domestic long distance calls were again accrued on the basis of the rates payable by the other basic service operators in the country.  Since beginning of fiscal 2003, we have been accruing international long distance calls on the basis of interconnect agreements that we signed with VSNL (now Tata Telecommunications Ltd.) and others.  Since the beginning of fiscal 2004, the Telecommunication Interconnect Usage Charges (IUC) Regulation (2 of 2003) 2003 covers arrangements among Service Providers for Payment of Interconnection Usage Charges for Telecommunication Services, Covering Basic Service which includes WLL(M) Services, Cellular Mobile Service Providers and Long Distance Operators throughout the territory of India.  The IUC Regulation (1 of 2005) effective from February 1, 2005 has only reduced the ADC on Domestic Long Distance calls and International calls keeping all other components of IUC unchanged. Further, the ADC on incoming terminating calls on fixed network from mobiles and international long distance has also been made payable to BSNL only.

We finalized the charges for network utilization and domestic long distance agreements with BSNL.  Until October 30, 2006, NLD carriage charges were paid as per TRAI IUC Regulation and effective November 2006 are at the negotiable rates.  These rates shall not be applicable to NLD for traffic between Delhi and Mumbai, which is routed on leased bandwidth by us.

We are responsible for collecting payments for calls from our subscribers and bear the risk of non-collection of these charges.  Until the May 1, 2003 effectiveness of the interconnection usage charges regulation, we did not receive any payments for calls coming into our network from BSNL’s network.  We have also signed interconnect agreements with several private-sector domestic long distance service providers, but to date still rely on BSNL for substantially all of our domestic long distance interconnection.  BSNL has also established its Trunk Automatic Exchanges (TAXs) at Delhi and Mumbai. All the other private operators of Delhi and Mumbai have established interconnection with these TAXs and consequently we have stopped transiting their long distance calls to minimize the risk of bad debts.

International Long Distance Interconnect Arrangements.  Although we have signed interconnect agreements with several international long distance carriers, we continue to rely on VSNL (now Tata Telecommunciations Ltd) for substantially all of our outgoing international long distance traffic.

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

Interconnection for Intelligent Network (IN) Service:  TRAI issued Regulations, 2006 (13 of 2006) dated November 27, 2006, which had to be implemented till February 27, 2007.

We signed the addenda to the interconnect agreement for IN service with M/s Idea, Reliance, Tata Communications, Bharti (Airtel) and Vodafone, which enables the subscribers to access the toll free services of the other operators and visa versa.

Customers and Customer Service.  We classify our subscribers by use level and estimate that in the last three months of fiscal 2008, approximately 12.86% of our access lines in service accounted for 56.08% of our call units.  The following table sets forth certain information with respect to our subscribers for the final three months of fiscal 2008:

	Average number of subscribers per segment as a percentage of total subscribers	Average call units per segment as a percentage of all metered calls
Subscriber segments
(use of pulses on a bi-monthly basis)
0-100	32.22	1.26
101-500	38.44	20.09
501-1,000	16.59	22.57
1,001-2,000	8.70	23.08
2,001-5,000	3.52	19.72
Greater than 5,000	0.64	13.28

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

No single subscriber accounted for more than 5% of our revenues in fiscal 2006, 2007 or 2008.  Government of India entities in the aggregate constitute the largest user of our services.  We deal, however, with the various departments and agencies of the government of India as separate subscribers and the provision of services to any one department or agency does not constitute a material part of our revenue.

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

Billing is computerized and processing takes place at decentralized bill processing facilities in Delhi and Mumbai for ease of operation and better handling of customer complaints.  A subscriber can inquire by an automated telephone service or at one of our customer service centers to determine the amount of his bill.  Payment may be made by mail or at a collection center such as a national bank or a customer service center.  Payments may also be made under our voluntary deposit scheme, where customers set up an interest bearing deposit with us, or under our electronic clearance system, where payment is directly debited from the subscriber’s bank account.  We have also introduced a program through which subscribers can pay bills through the Internet or at any of our Tele-mart centers.  We allow subscribers to pay bills using a credit card and at the post office, and plan to allow subscribers to pay bills at local merchants and through other mechanisms to improve bill collection and remittance.  We have also launched a new web-based service email bill alert for delivery of telephone bills on email.

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

The 1999 telecom policy allows the DOT to license, at its discretion, multiple additional basic and cellular service providers in any service area.  Under a Unified Access Service License, such competitors as Reliance  Infocom,  Bharti Airtel, Tata Teleservices Limited, Idea Cellular Ltd. and Aircel Limited are currently competing with us in the market for basic services in both Mumbai and Delhi.  All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocom, low-cost CDMA mobile and fixed wireless technology.  With approximately 56.08% of our call units having been derived from approximately 12.86% of our access lines in service (last three months of fiscal 2008), we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers.

We experience significant competition in the market for GSM cellular services.  As of March 2008, we had approximately 14.10% and 19.73% of the mobile subscribers in Delhi and in Mumbai, respectively.  Our largest competitors in Delhi are Bharti AirTel, Idea Cellular and Hutchinson Essar (Hutch)(now Vodafone).  In Mumbai, Bharti (AirTel), Vodafone and BPL Mobile have the largest share in the market.  Cellular operators also face significant competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

We commenced providing our Internet services in Delhi and Mumbai in February 1999.  The competition among Internet service providers throughout India is intense with approximately 357 licenses for providing Internet services issued as of February 29, 2008.

There has been significant consolidation in the telecommunications industry in India.  For example, the Birla Group, the Tata Group and AT&T have combined their interests in GSM cellular operators into one business, and the Tata Group, which controls Tata Teleservices, acquired a controlling interest in India’s dominant international long distance carrier, VSNL (now Tata Telecommunications Ltd), and Tata Teleservices has acquired Hughes Tele.com, a basic service provider in Delhi and Mumbai.  We expect the trend toward consolidation to continue, resulting in larger, more diversified competitors in the Indian market.  Vodafone Essar Mobile Services Limited has acquired Hutchinson Essar Mobile Services Limited, another one of the telecom operators in India.

Our revenues from international calls are adversely affected by competition from “call-back” services.  Call-back services were officially declared illegal by the Ministry of Communications in July 1995.  Nevertheless, the volume of international calls made from India through call-back services has continued to grow.

In June 2008, we entered the international long distance business upon the licensor issuing a license to us for that service.

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

During the year ended March 31, 2007, based on the judgments passed in the previous years, the  ITAT has allowed deduction of license fees as tax deductible item for the assessment years 1995-96 and 1996-97 also.  Management believes that the ITAT following its favorable judgments of earlier years will eventually decide in favor of the Company for the years in dispute and an adverse outcome in respect of the above is not probable.  Based on the above stated favorable orders, we have not accrued the tax charge on the license fee in our financial statements.  We have received interest on deposits paid under protest to the tax authorities and the refunds for the years decided in our favor, i.e. 1995-96, 1996-97, 1998-99, 1999-00, 2000-01, 2002-03, and 2004-05 in the year 2007-08.  The refunds and the interest thereon have been recognized in our statement of income for the year ended March 31, 2007.

During the year ended March 31, 2008, we have received refunds for the years 2002-03 and 2004-05, together with interest, which has been accounted for in our statement of income for the year ended March 31, 2008.

Deduction of Claim of Benefit U/S 801A for New Undertakings.

As per section 80IA of the Indian Income Tax Act, 1961 a Company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. As per the tax holiday, 100% of the profits derived from such services are exempt from tax in the first 5 years, and 30% of such profits are exempt from tax for the next five years. On the basis of advice from our legal counsel, we have historically claimed such benefit. Our claim have been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. During the year ended March 31, 2006, the case has been set aside by the Income Tax Appellate Authority for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and has referred the matter back to the Assessing Officer for a fresh assessment after hearing the case again. For the years ending up to and including March 31, 2006, considering that the benefit claimed by us in the above years may not be ultimately allowed by tax authorities, the provision for current taxes in these years had been accounted in the basis of normal tax rates. During the year 2006-07 assessing officer has made fresh assessment for calculation of deduction under section 80IA of the Indian Income Tax Act, 1961 and allowed partial benefit to us. We have filed appeals against that partial allowance to the higher authority. (Also refer note 22 (b) (ii)).

During the year ended on March 31, 2008, we received refunds from Income Tax Authority in respect of penalty levied for the years 1995-96, 1996-97, 2001-01 and 2001-02.  These penalties pertained to the claims we had made under section 80IA of the Indian Income Tax Act.  The penalty amount has been refunded by the income tax department along with interest thereon which has duly been accounted for in our statement of income for the year ended on March 31, 2008.

Sales Tax

We had received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges.  We had received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs. 3,200  million in sales tax for fiscal 1989-2000.  Further, we have also received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon us.  The amount of issue in Delhi is significantly less.

The department made these demands based on a case involving the Uttar Pradesh Trade Tax Department (UPTTD) and the DOT, wherein the Supreme Court of India ruled that a telephone connection along with a telephone set provided by a company rendering basic services amounts to a "transfer of right to use the telephone system" and the rentals collected by DOT towards this right to use should suffer sales tax.  Subsequent to the passing of this order, both the cellular and basic operators filed a petition before the Supreme Court under Article 32 of the Constitution in respect of the above.  The Hon’able Supreme Court admitted the Petitions, in spite of its own judgment, and vide orders dated September 25, 2003 referred the matter to a larger bench for determination of dispute on merits and further directed that in future there shall be no coercion for recovery of any dues.  The Hon'able Supreme Court further directed that the operators should file statutory appeals against the assessment orders for assessments already completed as on September 25, 2003.  Following the  Supreme Court order in the UPTTD case the sales tax departments  across the country, have raised demands on basic and cellular mobile operators.

We had challenged the demands raised before the respective high courts and we have been granted interim stays against enforcement of the demands. However this stay order was subject to the outcome of the Supreme Court judgment on the issue.  During the year ended March 31, 2006, the Supreme Court of India has concluded in the BSNL Vs Union of India case that rendering basic services does not amount to a "transfer of right to use the telephone system". Hence the imposition of the sales tax on any facility of the telecommunication services is untenable in law.  Based on opinion received from legal counsel and drawing reference to the judgment of the Supreme Court of India in the abovementioned case, management believed that the sales tax departments would have to withdraw their demands of sales tax on basic telephony and that an adverse outcome in respect of the above is remote.

During the year ended March 31, 2007, the case relating to Delhi was settled.  The amount of demand pertaining to Mumbai outstanding is Rs. 1,900 million.

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

During the year ended March 31, 2006, we had raised claims against BSNL for duct charges, TAX claims and reciprocal service claims amounting to Rs. 2,116 million, Rs. 2,482 million and Rs. 320 million, respectively.  The duct charges pertain to annual usage of infrastructure (ducts) for the period October 1, 2000 to March 31, 2006, the TAX claims pertain to our Trunk Automatic Exchange (“TAX”) used by BSNL for the period from February 1, 2004 to March 31, 2006 and the reciprocal service claims are on account of Reciprocal Service Connections provided to BSNL employees for the period October 1, 2000 to March 31, 2006.  Management has not recognized these claims as income in the statement of operations considering the history of other disputed claims with BSNL  the fact that currently there is no separate agreement for these services, and that BSNL has not accepted these claims. During the year ended March 31, 2007, we had raised claims against BSNL for duct charges and TAX uses charges amounting Rs. 478 million and Rs. 1,251 million, respectively.  We have not recognized these claims as income in the statement of operations considering the history of other disputed claims with BSNL, that currently there is no separate agreement for these services, and that BSNL has not accepted these claims.

During the year ended March 31, 2008, we had raised claims against BSNL for duct charges and TAX usage charges amounting to Rs. 515 million and Rs. 546 million, respectively.  We have not recognized these claims as income in our statement of operations considering the history of other disputed claims with BSNL, that currently there is no separate agreement for these services and that BSNL has not accepted these claims.

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

During the year ended March 31, 2006, a Committee was set up to examine the amount of LSPC contributions payable by us to the DOT. The Committee concluded that an additional amount of Rs.656 million was payable on account of short payment of the LSPC contribution and an amount of Rs.1,738 million is payable on account of interest payable on delayed payment of the LSPC contributions.  We accepted the claim of the DOT for Rs.656 million and we had expensed it in our statement of income for the year ended March 31, 2006.  In respect of Rs.1,738 million, we have contested the claim from the DOT on the contention we had abided by the DOT’s decision at all stages and deposited substantial sums as required.  In this connection, the terms and conditions as laid down in fundamental rules and service rules (FRSR) of the Government of India with regard to prior intimation of calculation of contribution of the pension amount has not been cummunicated to us, and management believes that an adverse outcome in respect of the above is not probable.

Other Disputes

In 1998, M&N Publication made claims against us for Rs. 5,415 million.  These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of business opportunities aggregating to Rs. 2,000 million.  We had made claims of Rs. 4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator.  We believe that we have valid defenses to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

In the year 2004-2005, Alcatel brought claims aggregating to Rs. 129.20 million (including interest from 1996 till date on the claims made Rs 87.91 million) (March 2006 Rs. 121.21 million) against us.  These claims arise out of contract for supply of digital local telephone exchange equipment. These claims include claims for loss of reputation and loss of business opportunity aggregating to Rs. 20 million.  We believe we have a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

We have received claims aggregating Rs. 336.95 million (March 2006 Rs 308.60 million) from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arise from the contract for PRM services, which were started in the year 1999-2000.  We had not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers. The claims include Rs. 119 million towards loss of profit and wasteful expenditure incurred by the parties.  We believe we have a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

We have received claims from CMC limited aggregating to Rs. 497.52 million (March 2006 Rs. 452.52 Million).  These claims arise out of usage of leased circuits for which we have charged them rental for CUG services as per the revised tariff plan which is disputed by CMC Limited.  These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs. 220 million.  We believe we have a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

Additionally, we are also involved in law suits and claims amounting to Rs. 1,967.11 million pending at various authorities which arise in the ordinary course of the business. Management believes that we have a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon our results of operations, financial condition and cash flows.

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

4C.	Organizational Structure

We are controlled by the Indian government and are not part of any group.

We have no subsidiaries which are considered “significant subsidiaries”.

4D.	Property, Plants and Equipment

Infrastructure

We believe that we have created one of the most technologically advanced networks in India.  Our network capacity is growing rapidly, and as of March 31, 2008 we had a total capacity of 9.87 million lines.

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

Overview of Our Network

	At March 31,
	2004	2005	2006	2007	2008
Delhi
Access lines in service (access lines in service) (thousands)	2,003	1,719	1,621	2,999	3,181
Equipped capacity (thousands) (1)	3,154	3,737	4,219	4,385	5,135
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	329	339	336	336	342
Digital lines (thousands) (1)	3,154	3,737	4,219	4,385	5,135
Digitalization rate (4)	100%	100%	100%	100%	100%

Mumbai
Access lines in service (access lines in service) (thousands)	2,408	2,355	2,256	3,668	4,028
Equipped capacity (thousands) (1)	2,806	3,657	4,217	4,717	4,734
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	183	183	193	202	210
Digital lines (in thousands) (1)	2,806	3,657	4,217	4,717	4,734
Digitalization rate (4)	100%	100%	100%	100%	100%

(1)	Represents lines that are connected to digital switches.

(2)	TAX means trunk automatic exchange, a switch that routes calls to BSNL’s domestic fixed-line network and VSNL’s international gateways.

(3)	RLU means remote line units, which are switches that connect a subscriber to the main exchange.

(4)	Percentage of total equipped capacity that consists of digital lines.

Switching Equipment

All of our exchanges are fully automated and our switching capacity is 100% digital.  Our switching network consisted of 342 nodes in Delhi and 210 nodes in Mumbai as of March 31, 2008.  Each node has a capacity of between 1,000 and 100,000 lines.

At March 31, 2008, there were 92 main exchanges and 250 remote line units in Delhi and 85 main exchanges and 125 remote line units in Mumbai.  Because one or more main exchanges in each node are connected to one or more main exchanges in every other node, traffic is routed in a “mesh” configuration.  We have also installed high capacity tandem switches in Delhi and Mumbai to more efficiently route traffic between exchanges.  A majority of calls to our main exchanges are now being routed through the tandem switch to another node.  This has resulted in a more integrated network and has reduced the amount of capital expenditure required to install additional capacity in our switching network.

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

We have also implemented fiber-to-the-curb/building access and offer increased bandwidth for business and high usage subscribers.  Fiber-to-the-curb/building is also intended to supplement existing copper wire with optic fiber.  We have provided digital loop carriers, or DLCs, for this purpose.  In fiscal 2008, we added 27 access terminals in our network.

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

	Year Ended March 31,
	1986	2004	2005	2006	2007	2008
	(inception)
Fault rate/100 (1) Telephones/month:
Delhi	34.9	12.3	11.1	10.7	9.4	6.5
Mumbai	21.2	8.8	9.0	8.4	10.5	9.3
Call completion rate (2)
Delhi
Local calls	77.3%	57.0	57.6	47.3	48.3	52.8
Domestic long distance calls	30.0%	28.0	30.0	33.6	38.5	43.5
Mumbai
Local calls	93.0%	50..3	58.3	55.1	56.7	54.4
Domestic long distance calls	23.9%	36.6	37.4	36.6	37.0	45.6

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

GSM Cellular and CDMA Networks

We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, and currently have an installed capacity of 17.75 lakh lines in Delhi and 13.25 lakh lines in Mumbai.  We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base.  Last year MTNL had awarded a tender for further adding 2 million lines of GSM based on 2G/3G each in Mumbai and Delhi in phase-I PO for 750 K 2G lines each in Delhi and Mumbai had been placed.  The equipment has been commissioned in Delhi.  In Mumbai the installation of the core equipment is going on.  Procurement for the balance, 1250 K each for Delhi and Mumbai, is under process in next phase taking into account the spectrum for 3G of 5 mhz in each city, already alotted to us.

In addition, we have launched lower-cost CDMA-based limited mobility services each in Mumbai and Delhi, and presently have a total of approximately 161,000 subscribers with an installed capacity of 1,098,230 most of which are based on more advanced CDMA 2000 1X technology).  We believe that this new limited mobile service will enable us to target a wider customer base that is more price sensitive than GSM customers and that does not require India-wide and international roaming facilities.  We intend to compete effectively in these growing markets by providing high quality service at affordable rates.  Our CDMA mobile service offers only limited mobility within Delhi and Mumbai, and currently we are not permitted to offer roaming facilities on this service.  If we obtain the newly-available Unified Access License we will be able to offer full mobility.  CDMA fixed wireless is a substitute for fixed-line access.  Fixed wireless allows us to enhance basic service penetration, provide quicker installation and cover areas where the installation of cable would not be economical.  Our CDMA mobile service is marketed under the brand name Garuda.

Network Modernization

We have historically planned our capital expenditures on five-year programs that are subject to approval by the DOT and the Planning Commission of the Indian government.  The Eleventh MTNL Plan is the five-year investment plan covering the period from April 1, 2007 to March 31, 2012.  Generally, five-year plan investment targets are much higher than actual investment levels.  Additionally, rapid changes in communications technology and customer preferences render detailed investment planning for five years impossible.

Our current estimate for capital expenditures for fiscal 2009 is Rs 24,309.7 million; however, based on our experience in past years, we expect that the actual amount of capital expenditures for the year will be less than our estimate.

The following table shows our network-related capital expenditures for the periods indicated.

	(Rs. in millions)
	Year Ended March 31,
	2005	2006	2007	2008
Local switching and access lines (including CDMA)/
Transmission/Network Modernization/Expansion Abroad	5,748	4,241	4,460	5,107
Information technology	426	124	1,730	52
Land, buildings and vehicles	1,143	881	817	926
Build-out of GSM cellular networks	3,068	1,608	951	3,239
Total	10,385	6,854	7,958	9,324

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

The TRAI also has the authority to, from time to time, set the rates at which domestic and international telecommunications services are provided in India.  The TRAI does not have authority to grant licenses to service providers or renew licenses (those functions remain with the DOT).  The TRAI, however, has the power to:

•	call upon service providers to furnish information relating to their operations;

•	appoint persons to make official inquiries;

•	inspect books; and

•	issue directions to service providers to ensure their proper functioning.

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

In addition, the 1999 telecom policy provides that either the DOT (now operating through BSNL) or MTNL may be licensed as an additional cellular operator in any service area it wishes to enter.  Additional cellular service operators may be licensed in the future, based on the recommendation of the TRAI, following its ongoing review (to occur at a minimum of at least once every two years) of frequency spectrum utilization by existing providers, the optimal use of available spectrum and the requirements of the market, competition and the public interest.

Further, the 1999 telecom policy states that competition in the international long distance market would be reviewed and VSNL (now Tata Telecommunications Ltd) would no longer have monopoly in this field.  The Indian government opened this market for competition in April 2002.  Licenses have been granted to a few companies like the Reliance Infocomm Limited, Bharti Tele-Ventures Limited, BSNL and us.  After the change in the terms and conditions to grant ILD licenses effective January 2006, many operators obtained an ILD license for provision of international long distance services.  A total of 15 ILD licenses have been granted.

The 1999 telecom policy states that the Indian telecommunications industry must expand at a significantly greater pace and the Indian government must liberalize regulation commensurate with worldwide trends in order for the Indian telecommunications industry to fully develop in terms of technology, services, quality and market penetration.  As the teledensity in India has reached a level of over 28.33% as of June 2008, the industry has achieved a major requirement of the country in terms of policy objectives.

The TRAI has issued the IUC regulation 2 of 2003, dated October 29, 2003.  The IUC Regulation (2 of 2003) covers arrangements among service providers for payment of Interconnection Usage Charges for Telecommunication Services, covering Basic Service, which includes WLL (M) services, Cellular Mobile Service Providers and Long Distance Operators throughout the territory of India & ILD operators. The TRAI has issued IUC Regulation (1 of 2005) dated January 6, 2005 and implemented from February 1, 2005. In this IUC amendment, the authority emphasized lower tariffs and linked high sustained subscriber growth, plans or consistent decline in tariffs to give sustained boost to subscriber growth and teledensity.  The methodology of imposing ADC per minute charge kept unchanged. Only the Access Deficit Charge has been changed, ADC on long distance calls and international calls has been reduced.  Further, in the amended IUC regulation, BSNL only, and not the other fixed lines operators, will receive ADC on all incoming international calls and outgoing calls from Mobile/WLL(M).  This regulation, however also envisages that all the operators will continue to receive the same ADC as per earlier regime but our receipts on account of ADC will reduce drastically after the implementation of this amended regulation.  Accordingly, we had challenged the regulation in the TDSAT.  The TDSAT did not grant any stay and the regulation has been implemented from February 1, 2005.  In July 2006, the TDSAT dismissed the same with no orders as to costs.  The TRAI has issued IUC Regulation (1 of 2006) dated February 28, 2006 which was implemented from March 1, 2006.  In this IUC amendment, the methodology of imposing ADC was changed from a ‘per minute basis’ charge to a ‘% of AGR basis’ charge. The ADC is now payable by us at the rate of 1.5% of the AGR for Mobile services only. In addition, the ADC on international calls has also been reduced on a per minute basis.  The TRAI has issued ADC Regulation (2 of 2007) dated March 21, 2007 and implemented from April 1, 2007.  In this amended regulation ADC on percentage revenue share was reduced to 0.75% from existing 1.50% of AGR.  ADC on outgoing international calls was reduced to zero from existing level of Rs. 0.80 per minute and on incoming international calls reduced to Rs. 1.00 per minute from existing Rs. 1.60 per minute.

Telecommunication Interconnection Usage Charges (IUC) Regulation 2008 (2 of 2008) issued by TRAI on March 27, 2008, and implemented for the period from April 1, 2008 to September 30, 2008.  The changes in this IUC Regulation are as:

a)           On outgoing ILD calls, ADC reduced from Rs. 0.80 to Rs. zero

b)           On incoming ILD calls, ADC reduced from Rs. 1.60 to Rs. 1.00

c)           ADC shall be paid at 0.75% reduced instead of at 1.5% of AGR to the BSNL

Since the introduction of the ADC regime, the TRAI had maintained that ADC is a depleting regime and will end effective October 1, 2008.

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

In January 2001, the DOT issued guidelines for basic services, including provisions for wireless access systems limited within the local area.  In April 2001, the Indian government announced that all basic licensees, including us, may offer wireless-in-local loop services under their basic service licenses.  On August 26, 2005, the DOT clarified that fixed wireless service has the character of limited mobile service and, therefore, is categorized into limited mobile service within the scope of a basic service license.

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

In April 2008, we received in-principal approval to use CDMA technology under the existing Cellular Mobile Telephone Service (CMTS) License for Delhi and Mumbai service areas.  We will use CDMA technology (in addition to GSM technology being used by us) under the existing Cellular Mobile Telephone Service (CMTS) License for Delhi and Mumbai service areas.

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

The DOT has accepted our request regarding migration to Unified Access Services Licenses and Amendment to License Agreements regarding spectrum allocation using dual technology for Delhi and Mumbai service areas.  In July 2008, we submitted requested information to the DOT.

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

Effective January 1, 2006, the Government, with a view to promote growth of NLD service and also to encourage competition, modified and simplified the terms and conditions for NLD service as follows:

(i)	Reduced the entry fee for new NLD licenses from Rs. 100 crore to Rs. 2.5 crore, and also reduced the annual license fee for NLD licenses from 15% to 6% of AGR.

(ii)	Eliminated the need to have mandatory roll out of obligations for future NLD licenses and existing licenses.

(iii)	Reduced the net worth requirement and paid up capital requirement of the applicant company to Rs. 2.5 crore from Rs. 2,500 crore and Rs. 250 crore, respectively.

(iv)	Permitted NLD service providers to access the subscribers directly for provision of leased circuits/closed user groups, i.e. they can provide last mile connectivity.

On May 10, 2006, we were awarded a license for providing national long distance (NLD) service.  Since then we have carried our own domestic long distance service between Mumbai and Delhi on leased bandwidth.

International Long Distance

The Indian government has recently issued licenses to several private sector companies for the provision of international long distance services.

In December 2005, the Government, with a view to promote growth of ILD service and also to encourage competition, modified and simplified the terms and conditions for ILD service as follows:

(i)	Reduced the Entry Fee for ILD from RS. 25 crore to Rs. 2.5 crore.

(ii)	Reduced the annual license fee for ILD licenses from 15% to 6% of AGR.

(iii)	Eliminated the need to have mandatory roll out obligation for ILD service licensees except for having at least one switch in India.

(iv)	Permitted ILD service providers to access the subscribers directly only for provision of leased circuits/closed user groups.

(v)	Set the net worth and paid up capital requirements of the applicant company for ILD service license at Rs. 2.5 crore.

On June 18, 2008, we received a license to provide ILD service.

Other Service Providers

New Telecom Policy (NTP) 1999 for providing application like tele-banking, telemedicine, tele-trading, tele-education, e-commerce and call centres.  Other Service Providers (OSPs) are allowed to operate by using infrastructure provided by various Access Service Providers.  Such OSPs are required to be registered with the DOT.

Effective September 2007, the Government decentralized the registrations of call centres (Domestic and International) under the ‘Other Service Provider’ (OSP) category and the Telemarketers under ‘Telemarketing’ category from the Department of Telecom (Headquarters) to the respective Vigilance Telecom Monitoring (VTM) Cells of 10 circles in the first phase.  The decentralization of registration has been successful and pendency has come down.  Therefore, registration under OSP/Telemarketing was decentralized further to all VTM Cells with effect from June 1, 2008.

Infrastructure Providers

On June 28, 2007, we were awarded a license for providing Infrastructure Provider Category-1 (IP-1).  Companies registered as IP-1 can provide assets such as Dark Fiber, Right of Way, Duct space and Tower.

Provision of Internet telephony, Internet Services and Broadband services by Access Providers

Internet telephony had not been permitted in India.  It has now been decided that access service providers can provide Internet telephony, Internet services and Broadband services.  If required, access service providers can use the network of NLD/ILD service licensee.

IP-II and ISPs with IP-VPN Licenses

(i)	The Government has decided to do away with IP-II and IP-VPN licenses. Existing IP-II/IP-VPN licensees will be allowed to migrate to NLD/ILD service license.

(ii)	Provisional entry fee of IP-VPN on migration to NLD/ILD to be adjusted in entry fee and dues to the Government by way of license fee and spectrum charges/or refunded as per TDSAT order.

(iii)	Effective January 2006, ISP with Internet telephony (Restricted) charged license fee at 6% of AGR.

(iv)
The access providers can provide broadband services including triple play i.e. voice, video and data.  ISPs can provide as per terms and conditions of license only Internet Access/Internet Content Services, whereby Internet has been defined as a global information system that is logically linked by a globally unique address based on IP or its subsequent enhancement/upgradation.  ISPs cannot provide content services on a managed network (virtual/real) not derived from Internet.

(v)	IP-II licensees not interested in migrating to NLD/ILD are not permitted to provide National/International leased line/bandwidth to individual subscribers as per existing IP-II license guidelines.

(vi)	IP-VPN licensees not interested in migrating to NLD/ILD are not permitted to carry voice traffic over VPN network.

VSAT commercial

Annual License fee charged at 6% of AGR effective January 2006.

IPTV Service

We have launched the IPTV service to our customers of our available fixed line network as Value Added Service in Mumbai on October 10, 2006 and in Delhi on November 1, 2006 under Basic Service License as Value Added Service.

MPLS Services (Multi-Protocol Label Switching)

On July 23, 2007, we launched MPLS Service.  MPLS is a backbone for our various IP Based Services

Keeping with our trend of introducing modern and latest technologies at affordable rates to our customers, we utilize IP based MPLS Technology to offer world class IP-VPN (Virtual Private Network) services.  MPLS was developed to provide faster data packet movement than traditional IP routing.

The technology enables secure VPN to be built and allows scalability that will make it possible for us to offer assured growth to our customers without having to make significant investments.  We are now geared to provide bandwidth on demand, IPTV, Video Conferencing, Voice Over IP (VoIP) and a host of other value added services that could significantly change the way a corporate business works.

Internet Telephony:  In August 2007, we started offering Prepaid Internet Telephony service to subscribers in Delhi and Mumbai.

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

We believe that as of February 29, 2008 there were approximately 357 licenses for providing Internet services issued in India.

The Tariff Order

Effective May 1, 1999, the TRAI implemented The Telecommunications Tariff Order 1999.  The intention of the tariff order was to protect consumers by aligning tariffs that telecommunications providers may charge for the service provided while ensuring the commercial viability of the various service providers and so encouraging the expansion of the Indian telecommunications industry.  This “rebalancing” of tariffs is to take place in stages.  The first stage of tariff rebalancing in May 1999 reduced the charge per pulse from Rs. 1.40 to Rs. 1.20, decreased local call pulse durations from five to three minutes (effectively increasing local call charges), increased domestic and international call pulse durations (effectively reducing domestic long distance and international call charges) and increased monthly line rental rates for subscribers that generate more than 200 pulses per month from Rs. 190 to Rs. 250.  The second stage of tariff rebalance further reduced domestic long distance and international call charges effective October 1, 2000 and increased monthly line rental rates to Rs. 250 for all subscribers effective February 1, 2001.  Domestic long distance call charges were further reduced significantly with effect from January 14, 2002, March 7, 2003 and May 1, 2004, and international long distance call charges were subject to further significant reduction with effect from July 20, 2002, October 21, 2003 and April 10, 2004.  Effective May 1, 2003, as part of its effort to balance the effects of prior tariff reductions, the TRAI changed the standard plan that we must offer all customers by increasing monthly rentals for basic services from Rs. 250 to Rs. 280, reduced the local call pulse duration (for calls made to fixed and fixed wireless lines) from three minutes to two minutes and the number of free monthly call pulses.

Since October 2004, we reduced drastically the ISD tariff. We are offering different STD rates for different locations.  Calls from Mumbai to Maharashtra, Goa and MTNL Delhi Network are at Rs. 1.65 per minute.  We increased the pulse rate between Delhi and Mumbai for Basic to WLL(M) of our network from 30 sec. to 180 sec. uniform for all plans excluding One India Plan.  For all other places STD rate is flat Rs. 2.00 per minute from Fixed, WLL(M) and STD rate for Cellular service is Rs. 2.00/1.75 per minute for Mumbai/Delhi.  ISD rates to outside India are:

Uniform pulse rates (per minute) across all Plans

	From Basic & WLL (M)		From Cellular Postpaid	From Cellular Prepaid
Country	Delhi	Mumbai
USA, UK (fixed), Canada and all countries with 001 access, Singapore, Malaysia, Hong Kong, Indonesia, Thailand	Rs. 6.30	Rs. 6.30	Rs. 6.30	Rs. 6.30
UK (Mobile), Europe, Gulf, Asia, SAARC, China, Japan, South Korea, Australia, Christmas Island and New Zealand	Rs. 9.20	Rs. 9.20	Rs. 9.20	Rs. 9.20
Rest of World	Rs. 18.00	Rs. 18.00	Rs. 18.00	Rs. 18.00
IMMARSAT	Rs. 240	Rs. 240	Rs. 240	Rs. 240

Reduced STD tariff for Basic and Mobile service

We have reduced the STD tariffs for our Delhi and Mumbai service areas effective May 2008, as follows:

From	Existing	Reduced
		Delhi	Mumbai
Mobile (GSM & CDMA)	Rs. 1.75/1.65 per min.	Rs. 1.25 per min.	Rs. 1.30 per min.
Landline to Basic & WLL (M/F) between MTNL Delhi – Mumbai	180 sec. pulse	180 sec. pulse	180 sec. pulse
Landline (other than to Basic & WLL (M/F) between MTNL Delhi – Mumbai)	36 sec. pulse	60 sec. pulse	60 sec. pulse
CDMA (FW)	Rs. 2.00 per min.	Rs. 1.20 per min. (60 sec pulse)	Rs. 1.20 per min. (60 sec pulse)

Roaming Charges

Tariffs for Roaming Services became effective from July 2008 at the following rates:

--For Prepaid & Postpaid Service

Particulars	Existing Roaming Tariff Rs. per minute	Revised Roaming Tariff Rs. per minute
Outgoing calls within visited LSA (local)	Rs. 1.40	Rs. 1.00
Outgoing calls beyond visited LSA (STD)	Rs. 2.40	Rs. 1.50
Incoming calls under roaming	Rs. 1.75	Rs. 1.00

Notes:
1.	No fixed monthly/weekly/daily charges on national roaming subscriber will be applicable under any plan.
2.	No extra surcharge.
3.	No separate PSTN charges on roaming calls.
4.	Receiving SMS is free while roaming.

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

The TRAI has issued the Telecommunication Tariff (36 amendments) Order, 2005 (3 of 2005) dated April 21, 2005, regarding revised ceiling tariff for different capacities reduced by 3 to 70% - for higher capacities 70% less than existing market rate.

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

Foreign Direct Investment Controls.

Following is the current Indian government policy on foreign direct investment (FDI) in the telecom sector:

(i)
For basic Cellular, Value Added Services and Global Mobile Personal Communications by Satellite, FDI is permitted up to 49%, subject to licensing and security requirements and adherence by the companies (who are investing and the companies in which the investment is being made) to the license conditions for foreign equity cap and lock-in period for transfer and addition of equity and other license provisions.

(ii)
For ISPs with gateways, radio paging and end-to-end bandwidth, FDI is permitted up to 74% with FDI beyond 49% requiring Government approval.  These services would be subject to licensing and security requirements.

(iii)	No equity cap is applicable to manufacturing activities.

(iv)	FDI up to 100% is allowed for the following activities in the telecom sector:

(a)	ISPs not providing gateways (both for satellite and submarine cables);

(b)	Infrastructure Providers providing dark fiber (IP Category I);

(c)	Electronic Mail; and

(d)	Voice Mail.

The above would be subject to the following conditions:

(a)
FDI up to 100% is allowed subject to the condition that such companies would divest 26% of their equity in favour of Indian public in five years, if these companies are listed in other parts of the world;

(b)	the above services would be subject to licensing and security requirements, wherever required; and

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

5A.	Operating Results

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

•	introduction of VOIP and IPTV services;

•	growing competition;

•	our expansion into foreign markets - to date, Nepal and Mauritius;

•	new interconnect arrangements with access service providers and international/national long distance carriers, including revenue sharing on incoming calls;

•	industry consolidation; and

•	our investment programs to expand and modernize our network.

Potential future developments include:

•
increased competition from basic and cellular operators, including the continued rapid introduction by several operators of low-cost CDMA-based technologies that can be used for both fixed wireless and mobile services;

•	continued consolidation in the industry;

•	further rate reductions as a result of intensifying competition or tariff reductions;

•	new interconnect agreements with private operators;

•	license fee revisions, including revisions that may be applied retrospectively;

•	our procuring a unified license regime;

•	the benefits of our new International Long Distance License obtained in July 2008;

•
our laying a submarine cable jointly with BSNL from both the east and west coasts of India to Malaysia and the Middle East, respectively,  to carry voice and data traffic with the intent to further extend to the US and Europe

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

Critical Accounting Policies and Estimates

For fiscal year 2008, we have prepared the consolidated financial statements in accordance with US GAAP, and the financial statements for the years ended March 31, 2006 and March 31, 2007 are also so presented.

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

For the year ended March 31, 2008, a 10% increase or decrease in the rates for call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.1,762 million. A 2% increase or decrease in metered call units in respect of fixed line call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.352 million for the year ended March 31, 2008.  Further, a 5% increase or decrease in rental charges would have increased or decreased the total revenue by approximately Rs.589 million, as applicable, while a 5% increase or decrease in rates for interconnection services would have increased or decreased the total revenue by approximately Rs.240 million.

License Fees.  We are paying license fee and spectrum charges to DOT in accordance with conditions governing license fee for Basic Telephone Service and Cellular Telephone Service prescribed by DOT under the Revenues Sharing Regime, whereby license fee is computed  at a specified percentage of adjusted gross revenue.  The license fee is expensed as incurred.  In view of the uncertain political environment and the fact that the license fee is determined on the basis of guidelines prescribed by regulatory authorities, the license fees is subject to change in the event any of these guidelines are modified subsequently with retrospective effect. During the year ended March 31, 2008, the applicable percentage of license fee was 10%. A change in the specified percentage to 12% or 8% would have increased or decreased the license fee charges by approximately Rs.889 million.  Refer to the discussion in the ‘Comparison of Year Ended March 31, 2008 with Year Ended March 31, 2007’ under analysis of Results of Operation below.

Network Charges.  Charges associated with access to and interconnection to other operators’ network by us for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by the TRAI, where applicable, and in accordance with the terms of agreements entered into with other operators.  TRAI regulation specifies per minute charges for metered call units (MCU) of traffic terminated on the other operators’ network.  In view of the uncertain political environment and the fact that the network charges are determined on the basis of guidelines prescribed by regulatory authorities, the network charges are subject to change in the event any of these guidelines are modified subsequently with retrospective effect.  Refer to the discussion in the  ‘Comparison of Year Ended March 31, 2008 with Year Ended March 31, 2007’ under analysis of Results of Operation below.

Pension and Other Retirement Benefits.  We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans.  These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines.  In addition, we also use subjective factors such as withdrawal and mortality rates to estimate these factors.  The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants.  These differences and the fact we have not invested pension and other retirement benefit funds to cover retirement liability may result in a significant impact to the amount of pension and other retirement benefit expense recorded by us.  Holding all other factors constant, a 1% decrease or increase in the discount rate would increase or decrease the projected pension and postretirement benefit obligations by approximately Rs.3,480 million and Rs.3,150 million, respectively.  During the year, we made an adhoc arrangement of medical scheme for retirees with effect from September 1, 2007.  According to this adhoc arrangement the respective units were allowed to settle such claims on case to case basis.  This scheme was also discontinued with effect from March 20, 2008; however, the employees who are under treatment will continue to get the benefits till discharge from the hospital.  We are in the process to finalize an alternate medical scheme.

Income Taxes.  In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted.  We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance.  The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax assets will be recoverable. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.  The enacted tax rate applicable to us was 33.99% during the year ended March 31, 2008.  A 1% increase or decrease in the tax rate to 34.99% or 32.99% would have increased or decreased the income tax expense for the year by Rs.128 million.

As per section 80IA of the Indian Income Tax Act, 1961 a company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. As per the tax holiday, 100% of the profits derived from such services are exempt from tax in the first 5 years, and 30% of such profits are exempt from tax for the next 5 years.  We, on the basis of advice from our legal counsel, have historically claimed such benefit.  Our claim had been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. During the year ended March 31, 2006, the case has been set aside by the Income Tax Appellate Authority for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and has referred the matter back to the Assessing Officer for a fresh assessment after hearing the case again. For the years ending up to and including March 31, 2006, considering that the benefit claimed by us in the above years may not be ultimately allowed by tax authorities, the provision for current taxes in these years had been accounted in the basis of normal tax rates. During the year 2006-07 the assessing officer made fresh assessment for calculation of deduction u/s 80IA of the Indian Income Tax Act, 1961 and allowed partial benefit to us. We have has filed appeals against that partial allowance to the higher authority. (Also refer to Note 22 (b) (ii) to the consolidated financial statements).  During the year ended March 31, 2008, we received funds from Income Tax Authority in respect of penalty levied for the years 1995-96, 1996-97, 2000-01 and 2001-02.  These penalty refunds pertain to the claims made by us under 801A of the Indian Income Tax Act.  The penalty amount has been refunded by the income tax department along with interest thereon which has duly been accounted for in the statement of operations for the year ended March 31, 2008.  An excess provision amounting to Rs.6,050 million were adjusted to the tax expenses during the year.

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

Recoverability of DOT Receivables.  We are a Government Company under the Indian Companies Act.  As of March 31, 2008, the Government owned 56.25% of our issued share capital.  Consequently, the Government, acting through the DOT, continues to control us and will have the power to determine the outcome of transactions with the DOT or the assertion of claims against the DOT.  We also provide and receive services to/from other Governmental departments and other public sector organizations on normal commercial terms.  Refer to Notes 3, 19, 22 and 25 to the consolidated financial statements for a further discussion on our related party transactions and significant risks and uncertainties.  The receivables from the DOT constitute a significant portion of our assets and our assessment of the recoverability of these assets involves critical accounting estimates.  The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties.  Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for these assets could have been materially impacted.  Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

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

Estimated Useful Lives of Property And Equipment.  We estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period.  If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods.  Further, property and equipment are being depreciated over their useful lives which exceed the license term since the Company believes that its licenses will be extended beyond their current term.  A one-year decrease or increase in the useful life of these assets would have increased or decreased depreciation expense by approximately Rs.846 million and Rs.713 million, respectively.

Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future undiscounted cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group.  If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows.  If impairment is indicated, the asset or asset group is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.  The discounted cash flows calculation uses various assumptions and estimates regarding future revenue - which is a factor of the future subscriber base and the average revenue per subscriber, expenses, terminal values of the assets and the cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors including adverse regulatory and legal rulings.  We carried out an impairment review of our long lived assets in 2008.  Based on our review, the expected future cash flows directly associated with the asset groups exceed their carrying amount and hence there is no impairment of long lived assets in 2008.

Impairment of Held to Maturity Securities.  We have invested Rs. 1,000 million in 8.75% cumulative preference shares of ITI Limited (“ITI”) and Rs.2,500 million in bonds issued by Maharashtra Krishna Valley Development Corporation (“MKVDC”), a wholly owned subsidiary of Government of Maharashtra.

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

As of September 30, 2007, ITI had not yet redeemed the first, second and third tranches amounting to Rs. 200 million each pursuant to the original repayment schedule.

As of September 30, 2008, another tranche of Rs. 200 million will become due from ITI.

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

Based on this evaluation and specifically considering that the share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to us endorsing the investment and also provides us a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI.  However, out of the total investment of Rs. 1,000 million, Rs. 800 million has been charged as an impairment during the 2008 fiscal year.

The MKVDC bonds have a coupon rate of 11.5% per annum and are redeemable at the end of the 10th year from the date of allotment (May 31, 2002).  The repayment of these bonds is guaranteed by the Government of Mahrashtra.  Based on our assessment of carrying value of investment in MKVDC bonds we believe that there is no impairment of investments as of March 31, 2008.

Revenue

We derive a substantial portion of our revenue from local, domestic long distance and international calls that originate on our network and from telephone rentals.  We realize revenue in the form of installation charges, ongoing subscription/rental charges and usage charges.  We also derive revenues from providing Internet and broadband services, our Intelligent Network services, public call office or public payphone services, interconnection with basic service, long distance service and cellular operators, narrow-band ISDN services, leased-line services, telex services, trunk services, VOIP, IPTV, GSM cellular services in Delhi and Mumbai, those value-added services for which we charge a fee and, since December 2001, CDMA-based mobile and fixed wireless services in Delhi and in Mumbai.

We only began receiving interconnect payments in respect of incoming international long distance calls since April 1, 2002, when several interconnect agreements, including our agreement with VSNL, took effect. In fiscal 2003, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of the TRAI’s Interconnect Usage Charges Regulation 2003 (1 of 2003) implemented from May 1, 2003 and modified by Interconnect Usage Charges Regulation 2003 (2 of 2003) effective February 1, 2004.  For April 2003, these charges were accounted per the earlier arrangement. Call revenue is generally a function of the number of access lines in service, the volume of traffic carried and the level of call charges.  Telephone and other rental revenue is a function of the number of access lines in service and the rental tariffs we charge.  Public call office revenue is driven by the number of our public call offices, the volume of traffic carried and the level of call charges.  Interconnect revenue is a function of the contractual and legal/regulatory rates prescribed for interconnection and the level of call volumes originating from sources that pay interconnect fees.  For the year ended March 31, 2008, there has been a decrease in the number of fixed lines that, coupled with a decrease in the related tariffs, has resulted in decreased revenues for these services. However, there has been an increase in revenue due to increased GSM lines and broadband connections, despite a drastic decrease in related tariffs.

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

We expect that call revenue and revenue from public call offices may decline as a percentage of total revenue as demand for our other products and services, particularly our GSM cellular services, increases.

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

In fiscal 2000, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the DOT and accept employment with us effective November 1998.  Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules. Some other employees have opted for retirement rules, which are applicable to our directly recruited employees, and opted to draw pro rata pension until their absorption.  Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees.  In August/September 2002, the DOT indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT.  However, the terms of such payments are in the process of finalization.  Once these terms are finalized and the payments are made to the DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to contributions on the basis of the rules to be prescribed by the government of India.  Presently, in the absence of any further movement from the Government, we are discharging all such liabilities.

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

Inflation

Inflation in India, as measured by the Indian consumer price index, was 4.6% in 2006, 6.7% in 2007 and 7.8% in 2008.  Energy price spikes may affect this in the current year.  We do not believe that inflation in India has had a material impact on our results of operations in recent years.  However, the TRAI has been granted the authority to determine tariffs, and we are therefore restricted in our ability to increase tariffs to compensate for inflation.  As a result, inflation could adversely affect our results of operations.  See “Information on the Company—Business Overview—Tariffs and Other Charges.”

Effect of New Accounting Pronouncements

There are a number of new accounting standards that have been issued that will affect our information presented in accordance with US GAAP.  For a description of these recent pronouncements, please see Note 2 to our consolidated financial statements included elsewhere in this report.

Other Matters

See “Information on the Company—Business Overview—Legal Proceedings” and Note 22 to our consolidated financial statements for information on our contingent liabilities.

We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships.  We have investments in Nepal and Mauritius and are currently examining several other opportunities.  We invested Rs.233.45 million up to fiscal 2004 and Rs.56.70 million in fiscal 2007 on the Nepal venture, and in respect of the Mauritius operations, Rs.425.03 million up to fiscal 2006, Rs.170.09 million in fiscal 2007 and Rs. 142.46 million in fiscal 2008.

In June 2008, we obtained a license from the Department of Telecommunication to provide international long distance service and we intend to deploy these services.  We cannot determine at this time what impact entry into these markets will have on our revenues and results of operations.

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

During the year ended March 31, 2005, we had not considered cellular services to be a reportable segment since it did not meet the thresholds of significance.  However as the cellular services have met the thresholds of significance during the years ended March 31, 2006, 2007 and 2008, we have disclosed the segment information for the year ended March 31, 2008 as well as for the prior years.

During the previous year we started operations in Mauritius.  However, as the operations are insignificant as compared to our overall business, the same have not been considered for separate segment disclosure.

During the years ended March 31, 2007 and 2008, no single customer has contributed for revenue in excess of 10% of total revenue.

The amounts reviewed by the CODM are based on internal accounting policies of the Company which are different from US GAAP.

Results of Operations

The following table sets forth selected income statement data expressed as a percentage of revenue for the period indicated, derived from financial statements that are prepared in accordance with US GAAP, included on pages F-1 to F-40 of this annual report.

	Fiscal Years Ended March 31,
	2006	2007	2008
Revenues	100%	100%	100%
Cost of revenues (excluding depreciation shown separately below)	(69.1%)	(71.5%)	(68.3%)
Selling, general and administrative expenses (excluding depreciation shown separately below)	(17.2%)	(19.2%)	(19.1%)
Depreciation	(17.1%)	(18.7%)	(18.6%)
Postretirement medical benefit liability written back	-	12.7%	-
Excess liabilities written back	1.7%	1.8%	0.7%
Income / (loss) from operations	(1.7%)	5.2%	(5.2)%
Interest and other income, net	5.1%	17.4%	10.4%
Income before income taxes and share of losses from affiliate	3.4%	22.5%	5.2%
Income taxes	(1.0%)	2.4%	0.3%

Equity in (losses) of affiliate	(0.1%)	0.0%	0.0%

Net income	2.3%	24.9%	5.5%

Comparison of Year Ended March 31, 2008 with Year Ended March 31, 2007

Revenues: Basic services: Our revenues from basic services decreased by 4.58% from Rs.37,989 million for the year ended March 31, 2007 to Rs.36,249 million for the year ended March 31, 2008. The decrease was primarily driven by a decrease in fixed line call revenue, including public call office (“PCO”) revenue, by 20.27% from Rs.22,103 million for the year ended March 31, 2007 to Rs.17,623 million for the year ended March 31, 2008 and a decrease in revenue from telephone and other rentals and broadband services increased 7.20% from Rs.16,320 million for the year ended March 31, 2007 to Rs.15,146 million for the year ended March 31, 2008. However, interconnect revenue increased by 56.20% from Rs.2,388 million for the year ended March 31, 2007 to Rs.3,731 million for the year ended March 31, 2008.

Call revenue has gone down despite increase in the average number of connections from approximately 3,723,000 connections during the year ended March 31, 2007 to approximately 3,944,000 connections during the year ended March 31, 2008. There was also a net decrease of 3,660 million units in billed Metered Call Units (“MCU”), from 25,105 million units during the year ended March 31, 2007 to 21,445 million units during the year ended March 31, 2008. Further, the call tariff rates were reduced during the current year due to increased competition in the market, resulting in a fall in average revenue per connection per month from Rs.770 during the year ended March 31, 2007 to Rs.679 during the current year, a decrease of Rs. 91 per connection per month.

Cellular services: Our revenues from cellular services increased by 12.95% from Rs. 7,486 million for the year ended March 31, 2007 to Rs.8,455 million for the year ended March 31, 2008. The increase was primarily driven by an increase of 981,990 in the average number of cellular subscribers from approximately 2,012,000 as of March 31, 2007 to approximately 2,994,000 as of March 31, 2008. The same is offset by decrease in  our income from roaming and prepaid trump by Rs. 570 million from Rs.4,990 million for the year ended March 31, 2007 to Rs.4,420 million for the year ended March 31, 2008.

Cost of Revenues: Basic services: Our cost of revenues has decreased from Rs.28,910 million for the year ended March 31, 2007 to Rs.25,816 million for the year ended March 31, 2008. The decrease is due to a decrease in interconnection charges by 37% from Rs 7,937 million for the year ended March 31, 2007 to Rs.5,037 million for the year ended March 31, 2008 and decrease in license fees by 8.14 % from Rs.4,237 million for the year ended March 31, 2007 to Rs.3,892 million for the year ended March 31, 2008. However, the same is offset by Rs.800 million as provision made for impairment in the investments in Preference shares of ITI Limited.

Cellular services: Our cost of revenues has increased by Rs.1,119 million from Rs.3,587 million for the year ended March 31, 2007 to Rs.4,706 million for the year ended March 31, 2008. The increase is due to increase in interconnect charges by Rs.752 million from Rs.2,051 million for the year ended March 31, 2007 to Rs. 2,803 million for the year ended March 31, 2008 and license fees and spectrum charges increase by Rs.114 million from Rs.818 million in the year ended March 31, 2007 to Rs. 932 million for the year ended March 31, 2008. However, the same is offset to some extent by decrease in staff costs by Rs.52 million from Rs.197 million for the year ended March 31, 2007 to Rs.145 million for the year ended March 31, 2008.

As regards license fees payable as a percentage of the Adjusted Gross Revenues (“AGR”), the increase is basically due to a 12.95% increase in cellular revenue as compared to the previous year.

Selling, General and Administrative Expenses (SG&A)

Basic services: Our selling, general and administrative expenses went down by 4.31% from Rs.8,224 million during the year ended March 31, 2007 to Rs.7,869 million during the year ended March 31, 2008. The decrease is mainly on account of decrease in the provision for doubtful debtors by Rs.842 million from Rs.996 million for the year ended March 31, 2007 to Rs.154 million for the year ended March 31, 2008 and staff cost is also decreased by Rs.442 million from Rs.5,546 million for the year ended March 31, 2007 to Rs.5,104 million for the year ended March 31, 2008 and decrease in advertisement cost by Rs.109 million from Rs.396 million during the year ended March 31, 2007 to Rs.287 million during the year ended March 31, 2008. However, the same is offset by increase in loss on sale of assets by Rs.438million and loss of assets by Rs.394 million during the year ended March 31, 2008.

Cellular Services: Our selling, general and administrative expenses gone up by Rs.119 million from Rs. 529 million during the year ended March 31, 2007 to Rs.648 million during the year ended March 31, 2008. The increase is primarily on account of an increase in advertisement expenses by Rs.15 million from Rs.51million for the year ended March 31, 2007 to Rs.66 million for the year ended March 31, 2008 and power and fuel increased by Rs. 21 million from Rs.53million for the year ended March 31, 2007 to Rs.74 million for the year ended March 31, 2008 and miscelleanous expenses also increase by Rs.57 million from Rs.70 million for the year ended March 31, 2007 to Rs.127 million for the year ended March 31, 2008.

Income from Operations

Basic Services: Our loss from operations has increased by Rs.4,392 million from a loss from operations of Rs.350 million for the year ended March 31, 2007 to a loss from operations of Rs.4,742 million for the year ended March 31, 2008. The increase in operating loss is mainly due to a 4.58 % decrease in revenue from Rs.37,989 million for the year ended March 31, 2007 to Rs.36,249 million for the year ended March 31, 2008, and secondly, a decrease due to non-writing back of provision for post retirement medical liability during the current year which had been written back by Rs.5,794 million during the previous year ended March 31, 2007, and Rs.800 million provided as provision for impairment of the investments made in the preference shares of ITI Limited. However, the same is offset to some extent by a decrease in the selling, general and administrative expenses from Rs.8,224 million for the year ended March 31, 2007 to Rs.7,869 million for the year ended March 31, 2008 and a decrease in depreciation by Rs.211 million from Rs.7,838 million for the year ended March 31, 2007 to Rs.7,627 million for the year ended March 31, 2008.

Cellular Services: Our income from operations has decreased by 10.14% from Rs.2692 million for the year ended March 31, 2007 to Rs.2,419 million for the year ended March 31, 2008. The decrease is mainly attributable to increase in costs of Rs.1,119 million from Rs.3,587 million for the year ended March 31, 2007 to Rs.4,706 million for the year ended March 31, 2008 and an increase in the selling, general and administrative expenses from Rs.529 million for the year ended March 31, 2007 to Rs.648 million for the year ended March 31, 2008. However it is offset by increase in revenue by Rs.969 million from Rs.7,486 for the year ended March 31, 2007 to Rs.8,455 million for the year ended March 31, 2008.

Interest and Other Income: During the year ended March 31, 2008, our interest and other income has decreased by 41% from Rs.7,894 million for the year ended March 31, 2007 to Rs.4 ,661 million for the year ended March 31, 2008. The decrease is attributable to decrease in interest and other income from Rs.6,310 million for the year ended March 31, 2007 to Rs.2,043 million for the year ended March 31, 2008. However, the same is offset by a 65% increase in interest from bank deposits from Rs.1,584 million for the year ended March 31, 2007 to Rs.2,618 million for the year ended March 31, 2008.

Income Taxes: Income tax reversal decreased by Rs.962 million from Rs.1,073 million for the year ended March 31, 2007 to Rs. 121 million for the year ended March 31, 2008. The decrease in reversal is attributable to increase in the current tax expense by Rs.909 million from Rs.3,452 million for the year ended March 31, 2007 to Rs.4,361 million for the year ended March 31, 2008.

The current tax expense has increased mainly due to adjustments arising from disallowance of expenses while computation of tax during the year ended March 31, 2008.

The deferred tax assets have increased largely on account of deferment of charges in the financial statements in respect of provision for impairment of ITI investments, depreciation and loss on sale of assets.

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

The increase in the license fee is primarily on account of the fact that in the fiscal year ended March 31, 2006 we had reversed excess license fee Rs.3408 million accounted for years up to March 31, 2005, which reduced the charges for previous year.

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

Selling, General and Administrative Expenses (SG&A)

Basic services: Our selling, general and administrative expenses went up by 26% from Rs.6,529 million during the year ended March 31, 2006 to Rs.8,224 million during the year ended March 31, 2007. The increase is mainly on account of an increase in the charges accrued for provisions required against potential bad debt. During the current year the changes for provision for doubtful debtors was Rs.1023 million. Advertisement costs increased by 19% from Rs.333 million during the year ended March 31, 2006 to Rs.396 million during the year ended March 31, 2007.

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

Income from Operations

Basic Services: Our loss from operations has decreased by Rs.1,076 million from a loss from operations of Rs.1,426 million for the year ended March 31, 2006 to a loss from operations of Rs.350 million for the year ended March 31, 2007. The decrease in operating loss is mainly attributable to medical benefits written back amounting to Rs. 5,794 million and the same is offset by (i) a 7.84% decrease in revenue from Rs.41,219 million for the year ended March 31, 2006 to Rs.37,989 million for the year ended March 31, 2007, (ii) an increase in the selling, general and administrative expenses from Rs.6,529 million for the year ended March 31, 2006 to Rs.8,224 million for the year ended March 31, 2007, and (iii) an increase in depreciation by Rs.384 million from Rs.7,454 million for the year ended March 31, 2006 to Rs.7,838 million for the year ended March 31, 2007.

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

The deferred tax assets have decreased largely on account of lower charges in the financial statements in respect of provision for post retirement medical benefits. The deferred tax liability has decreased due to reduction in the amount of excess depreciation allowance on tax in the current year as compared to earlier year.

5B.	Liquidity and Capital Resources

A summary of our cash flows appears below:

	(in millions of Rs.)
	Year Ended March 31
	2006	2007	2008
Net cash provided by the operating activities	6,006	9,672	27,640
Net cash used in investing activities	(7,975)	(6,780)	(25,006)
Net cash from financing activities	(3,951)	(2,873)	(2,948)
Net increase/(decrease) in cash and cash equivalents	(5,920)	19	(314)
Cash and cash equivalents at the beginning of the year	7,561	1,641	1,660
Cash and cash equivalents at the end of the year	1,641	1,660	1,346

We have historically met our working capital and capital expenditure requirements principally from cash flows generated from operations.  We have also from time to time undertaken external borrowings.  As of March 31, 2008, we had no borrowings.  We expect to meet our planned capital requirements for the next two years primarily from cash flow generated from operations, together with existing cash balances and supplemented by market borrowings, whenever required.  At March 31, 2008, we had cash and cash equivalents of Rs.1.35 billion and liquid short-term investments in bank deposits of Rs.32.44 billion.  We anticipate capital expenditures of approximately

Rs.5.49 billion in fiscal 2009.  We do not expect to have any liquidity problem in regard of possible adverse results in our pending litigations, as we would expect to discharge any obligations from cash on hand.  We have significant amounts due from related parties, which if not settled, would significantly impact cash flow from operations.  We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

Operating Activities

Net cash flow from operating activities was Rs.9.67 billion in fiscal 2007 and Rs.27.64 billion in fiscal 2008. The increase in cash generation from operating activities during the current year is primarily attributable to decrease in other receivable Rs.6.18 billion during the year ended March 31, 2008 from Rs.(19.02) billion for the year ended March 31, 2007, an increase in accrued employee cost from Rs.4.54 billion as at March 31, 2008 from Rs.(2.65) billion as at March 31, 2007, and an decrease  in receivable and accrued revenue to Rs.1.9 billion as at March 31, 2008 from Rs.(2.69) billion as at March 31, 2007. Net cash flow from operating activities was Rs.6.01 billion in fiscal 2006 and Rs.9.67 billion in fiscal 2007. The increase in cash generation from operating activities during the year ended March 31, 2007 is primarily attributable to an increase in net income from Rs.1.07 billion for the year ended March 31, 2006 to Rs.11.30 billion for the year ended March 31, 2007, an increase in depreciation from Rs.8.00 billion as at March 31, 2006 to Rs.8.52 billion as at March 31, 2007, and an increase in deferred taxes from Rs.(.82) billion as at March 31, 2006 to Rs.0.10 billion as at March 31, 2007.

Investing Activities

Net cash used in investing activities increased from Rs.6.78 billion for fiscal 2007 to Rs. 25.01 billion for fiscal 2008. This is mostly due to deposits in investment made in short term bank deposits of Rs.15.34 billion during the year ended March 31, 2008.  However, Rs.1.92 billion was withdrawn during the year ended March 31, 2007. Offsetting the above amount to some extent was an increase in the purchase of fixed assets from Rs.8.70 billion during the year ended March 31, 2007 to Rs. 9.57 billion during the year ended March 31, 2008. Net cash used in investing activities decreased from Rs.7.98 billion for fiscal 2006 to Rs.6.78 billion for fiscal 2007. This is mostly due to a withdrawal of the investment made in short term bank deposits of Rs.1.92 billion during the year ended March 31, 2007.  However, Rs.1.29 billion was deposited during the year ended March 31, 2006. Offsetting the above amount to some extent was an increase in the purchase of fixed assets from Rs.6.72 billion during the year ended March 31, 2006 to Rs.8.70 billion during the year ended March 31, 2007.

Financing Activities

Net cash used in financing activities has increased from Rs. 2.87 billion for fiscal 2007 to Rs.2.95 billion for fiscal 2008.  This increase is on account of an increase in dividend tax rate during the previous year. Net cash used in financing activities has decreased from Rs.3.95 billion for fiscal 2006 to Rs.2.87 billion for fiscal 2007. This decrease is on account of a decrease in the amounts of cash dividends paid from Rs.3.95 billion during the year ended March 31, 2006 to Rs.2.87 billion during the year ended March 31, 2007.

Capital Expenditure

See “Property, Plants and Equipment – Network Modernization” for a discussion of our capital requirements for capital expenditures.

5C.	Research and Development

We did not incur research and development expenditures in the last three fiscal years.

5D.	Trend Information

For a discussion of other important trends affecting us, see “—Operating Results—Overview” above.

5E.	Off-Balance Sheet Arrangements

As of March 31, 2008, we were not a financial guarantor of obligations of any unconsolidated entity, and we were not a party to any similar off-balance sheet obligation or arrangement.

5F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual payment obligations as of March 31, 2008, and the effect of such obligations for the specified future periods:

	(in millions of Rs.) Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations (capital commitments)	5,493	5,493	—	—	—
Pension and other post-retirement obligations	24,006	1,412	3,301	4,007	15,286
Total	29,499	6,905	3,301	4,007	15,286

We are obligated to pay license fees and spectrum charges to DOT in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The specified percentage for license fees on fixed line services and cellular services was 10% of the Adjusted Gross Revenue (“AGR”) for each of the years ended March 31, 2006, 2007 and 2008.

We do not expect to have any difficulty repaying such amounts, and may do so entirely from cash flow generated from operations.  As of March 31, 2008, we had no debt outstanding and no credit facilities.

5G.	Safe Harbor

See statement on page 1 of this Report.

Item 6.	Directors, Senior Management and Employees

6A.	Directors and Senior Management

The government of India controls us and has the power to elect all of our directors and to determine the outcome of almost all actions requiring approval of our board of directors or shareholders.  The Department of  Telecommunications, as the representative of our majority shareholder, the government of  India, also has the authority to exercise the special powers granted to the President of  India under our articles of association.  These include the right to appoint our Chairman and Managing Director and to issue directives with respect to our business.  See “Additional Information- Memorandum and Articles of Association-Powers of the President of India”.

Directors

The Board of Directors has ultimate responsibility for the administration and management of our affairs, except for certain matters that are reserved by our articles of association for the approval of  the President of India.  Our articles of association provide for a board of not less than four and not more than 18 directors.  The directors are appointed by the government of India.  The President of India is empowered by Article 66A of our articles of association to appoint one-third of the total number of our directors sitting at any time for an indefinite term and to designate our Chairman and Managing Director.  Our remaining directors are also appointed by the Govt. of  India and non-official part time directors serve for three-year terms . As per the provisions of the Indian Companies Act,  one-third of these set term directors retire each year at our annual general meeting.

We currently have eight directors, four of whom are our most senior officers.  We refer to these directors as “full-time directors”.  Our Executive Director, Mumbai and our Executive Director, Delhi are normally ex-officio members of the Board.  Two of our directors are officers of the DOT. Finally, there are two directors who are neither our employee nor an employee of the DOT.  We refer to these directors as “part-time” directors”.  All of our directors were appointed by the DOT.  Four board seats are currently vacant i.e. two ex-officio director and two part-time directors.

The business address of each of the directors is our registered office.  The names of our current directors, their ages and their positions as at the date of this report appear below:

Name	Age	Position
R.S.P. Sinha	57	Director(1) / Chairman and Managing Director
Kuldeep Singh	54	Director(1) / Director (Technical)
Anita Soni (Ms.)	55	Director(1) / Director (Finance)
S.P. Pachauri	55	Director(1) / Director (HR)
Anuradha Joshi Durgapal	34	Director (2) / Deputy Director General, Department of Telecommunications
J.S. Deepak	50	Director (2) / Joint Secretary (T) Department of Telecommunications
S. Balasubramaniam	65	Director (3)
Usha Sahajpal	65	Director (3)

(1) full-time director

(2) Government director

(3) part-time directors

Mr. R.S.P. Sinha has been our Chairman and Managing Director since November 2003 and a member of our board as Director (Fin) since April, 2002.  Prior to joining us, he was Director (Finance) of Videsh Sanchar Nigam Ltd.  He is a Fellow Member of the Institute of Cost & Works Accountants of India.  Mr. Sinha has 23 years experience in senior financial positions both in the private sector and the public sector, including 11 years experience as full-time director of the board of Public Sector Undertakings.  Mr. Sinha worked as Director (Finance) on the board of VSNL (now Tata Communications Ltd.) from January 1999 to February 2002 and Director (Finance), MTNL from April, 2002 to October 2003.

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

Mr. S.P. Pachauri has been our Director (HR) since December 6, 2007.  Before being appointed as Director (HR), he had held various positions as GM (Mobile Services) in MTNL, and prior thereto he had held various positions in different parts of India, including Director, telecom project at Lucknow Circle, GMT Kashmir at Jammu

& Kashmir circle, and Project Manager (OFC) TSCL.  He holds a B.E. and a M.E. in Electronics & Communications from Roorkee University.

Mrs. Anuradha Joshi Durgapal has been a member of our Board since July 31, 2008 and is presently working as DDG (FEB) DOT.  She joined the Indian Post and Telecommunication Accounts and Finance Service in 1987.  She has worked in MTNL, Delhi and DOT at various middle and senior level management posts and looked after Telecom revenues, banking, finance, establishment, accounts, audit, training and project finance.  She has also worked in Cabinet Secretariat on deputation basis for five years.  She has been a member of the Study Group 3 relating to the tariff and economic issues in the International Telecommunication Union (ITU) during 2007-08.  She holds a post graduate Degree in M.Sc.(Chemistry) from IIT Delhi.  She also holds Masters Degree in Public Policy from Australian National University, Canberra.

Mr. J.S. Deepak, has been a member of our Board since April 30, 2008, and is presently working as Joint Secretary in the Department of Telecommunications.  He holds M.Sc. degree in Electronics from Banglore University and MBA from prestigious institute IIM, Ahmedebad in Marketing and Finance.  Mr. Deepak belongs to 1982 batch of Indian Administrative Services (IAS) and has over 25 years of experience.  He has worked in the Govt. of UP in different departments/organizations such as Principal Secretary, Industrial Development Export Commissioner UP, Managing Director, UP Export Corporation Limited, Deputy Managing Director, State Industrial Development Corporation, UP, Principal Secretary, Elementary Education, Health, Family Welfare in Government of UP and Commissioner, Faizabad and Commissioner Meerut.

Dr. S. Balasubramanian has been a member of our Board since November 25, 2005 as Non Official part time Director.  He holds an M.A. (Economics) degree, M. Phil (Economics) degree, Ph.D. (Eco.) and DDS from University of Madras.  He served as professor of Economics in Madras University for 29 years as well as Head of Dept of Economics for 16 years in Presidency College, Chennai.  He has published several publications in Socio-Economics thoughts, etc.  He has also served as a member of Tamilnadu Public Service Commission.

Mrs. Usha Sahajpal has been a member of our Board since April 30, 2008 as Non Official part-time Director (Independent Director).  She holds Master of Arts (Political Science) degree from Delhi University.  She was employed by Indian Audit and Accounts Service from 1966 to 1976 and Indian Civil Accounts Service from 1976 to 2003 (till retirement).  During her tenure, she has held various positions in the Indian Audit and Accounts Department as Controller of Accounts in various ministries of the Govt. of India, Finance Advisor to the Employees Provident Fund Organization, Ministry of Labour, Chief Controller of Accounts, Ministry of Industry, Jt. Secretary and Finance Advisor, Ministry of Agriculture, Principal Chief Controller of Accounts, Central Board of Excise and Customs, Department of Revenue, Ministry of Finance and Controller General of Accounts, Ministry of Finance.  She has retired from service on March 31, 2003 as Controller General of Accounts, Ministry of Finance, Govt. of India.  She is presently non-official, part-time Director on the Board of South Eastern Coal Field Ltd. (a subsidiary of Coal India, Ltd.), Member, Finance Committee, Jawahar Lal Nehru University, Delhi and Member of other institutes/societies and NGOs.

Other Principal Executive Officers

The business address of each of our principal executive officers is our registered office.  In addition to those officers who are members of the board of directors, our principal executive officers and their ages and positions as at the date of this report are as follows:

Name	Age	Position
K.C. Gupta	59	Executive Director, Operation
S.R. Sayal	45	Company Secretary

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

6B.	Compensation

Compensation of Directors and Officers

The total remuneration and benefits in kind paid by us to all of our directors and executive officers as a group in fiscal 2008 was approximately Rs. 3.80 million.

The full-time directors, including the Chairman and Managing Director, are appointed by the Government and receive compensation pursuant to the terms of their appointment.  The other directors receive a fee of RS. 10,000 for every meeting of the Board or Committee attended by them.

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

6C.	Board Practices

We have the following committees of our Board of Directors:  Audit Committee and Shareholders’/Investors’ Grievances Committee.  By reason of the Government’s ownership position, we do not have a Compensation Committee or a Nominating Committee.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to the various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices.  Effective July 31, 2008, the Board reconstituted the Audit Committee, now comprised of Dr. Balasubramanian, Chairman, Mrs. Usha Sahajpal and Mrs. Anuradha Joshi Durgapal.  Mrs. Joshi is an Government of India employee and is not considered independent under Indian standards but under US standards we avail ourselves of an exemption from certain independence standards (See Item 16D to this Report).  We are following up regularly with the DOT for early appointment of additional directors on the Board so that we may reconstitute our Audit Committee to include only persons who are not MTNL or government employees and qualify as independent under Indian standards.

The Shareholders’ Investors’ Grievance Committee oversees reports received from the registrar and transfer agent and to facilitate the prompt and effective resolution of complaints from our shareholders and investors.  This Committee consists of Dr. S. Balasubramanian, Smt Usha Sahajpal, Smt Anita Soni and Sh S.R. Sayal.

6D.	Employees

EMPLOYEES

At March 31, 2008, we had 47,422 employees, of whom 6,599 were executive and 40,823 were non-executive employees.  We seek to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and subscriber satisfaction.  We have placed a special emphasis on retraining our workforce to meet the demands of modernizing our network and improving customer satisfaction.

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

As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies, which, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees.  Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages.  During the year ended March 31, 2005, we implemented a Voluntary Retirement Scheme for our executive as well as non-executive employees.  Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time.  The scheme provided for ex gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment.  As of March 31, 2008, a total of 3,947 employees had retired under this scheme.

The mandatory retirement age for all employees is 60 years of age.  Upon retirement, employees (who have opted for government pension) and their dependents are entitled to a pension under a defined benefit plan.  The pension amount is based on the employee’s years of service and salary level upon retirement and, in a reduced amount, is transferable to dependents upon the employee’s death.  We also provide post-retirement health care benefits to retired employees and their dependents.  However, effective March 2008, we discontinued the existing scheme of medical benefit for the retired employees and their dependents.  During the year the amount provided in the accounts up to March 31, 2006 has been written back.  Further, no provision for post retirement benefit has been made in the accounts.  See details under “Critical Account Policies and Estimates” above.

Almost all of our non-executive employees are members of local unions organized in each of Delhi and Mumbai.  Over the last three years we have not experienced any material work stoppage and we consider our relationship with our employees and the labor unions to be good.  Our executive employees seconded from DOT are members of national officers’ associations, which act as an informal consultative mechanism for conveying management staff’s views regarding personnel policies to our senior executives.

TRAINING

In order to deal with the new realities of competitive marketplace, we have launched a massive training effort to train our workforce.  Training design has been so modified to tilt the balance of training from knowledge to skill and attitude, which are key to succeed in a customer-driven marketplace.  During the 2008 fiscal year, a total number of 8,782 employees were trained as against the MoU targets of 6,000 employees.

In addition to this, highly specialized training was given abroad to 87 MTNL officers.

In addition to already existing District Telecom Training Centers (DTTC), our Center for Excellence in Telecom Technology and Management (CETTM) has been established as a state of the art facility to impart technical, managerial and corporate training to telecom and management personnel of Mumbai & Delhi units.  CETTM caters to our training needs as well as other organizations like railways, National Thermal Power Corporation, State Bank of India and other corporate clients.  CETTM has arranged with M/s Telecom Consultants of India Ltd to provide customized training to participants from countries sponsored by Ministry of External Affairs, Govt. of India, under ITEC-SCAAP Indian Technical Education Cooperation-Special Commonwealth African assistance program)  This centre is an ISO 9001:  2000 Certified institution.  The CETTM complex has 17 lecture halls, 22 technology labs, conference rooms with board room integration, RFID based modern library and an ultra modern auditorium.  CETTM is equipped with a hostel complex for residential programmes having 408 AC and non-AC rooms and 27 executives suites to house the trainees.  CETTM has signed MOU with Red Hat, Novell and others for conducting IT training leading to certification courses like RHCE, NCLP etc.

6E.	Share Ownership

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

Item 7.	Major Shareholders and Related Party Transactions

7A.	Major Shareholders

The following table sets forth information about the shareholders holding 5% or more of our outstanding equity shares as of March 31, 2008, according to our register of shareholders:

Name of Owner	Number of Shares (4)	Percentage (4)
Government of India (1)	354,372,740	56.25%
Life Insurance Corporation of India (2)	109,350,080	17.36%
The Bank of New York (3)	34,763,018	5.52%

(1)    The equity shares owned by the government of India are registered in the name of the President of India or his nominees in our register of shareholders.

(2)    Life Insurance Corporation of India is also controlled by the government of India.

(3)    These equity shares are held by The Bank of New York as custodian for the holders of our ADSs.

(4)    At March 31, 2008, 630,000,000 common shares were outstanding.

7B.	Related party transactions

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have a number of distinct relationships with the government of India as outlined below:

The Government of India as Shareholder

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

The DOT acts as representative of our majority shareholder, the government of India.  The DOT also has the authority to exercise the special powers granted to the President of India under our articles of association.  These include the right to appoint our Chairman and Managing Director and to issue directives with respect to our business.  See “Additional Information— Memorandum and Articles of Association—Powers of the President of India.”

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

Other

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

7C.	Interest of experts and counsel

None.

Item 8.	Financial Information

8A.	Consolidated Statements and Other Financial Information

See “Item 18.  Financial Statements” and pages F-1 through F-40.

8B.	Significant Changes

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

In February 2008, our Board of Directors recommended the payment of interim dividend of Rs. 3.00 per share, amounting to a total of Rs. 1,890 million to record holders of equity shares in February 2008.

In July 2008, our Board of Directors recommended the payment of a dividend of Rs.4.0 per share, amounting to a total of Rs.2,520 million, including interim dividend of  Rs. 3/- per share, to record holders of equity shares on September 23, 2008.  This dividend is to be approved by our shareholders at our annual general meeting to be held on September 26, 2008.  We must pay a “dividend distribution tax” at the rate of 15% (plus a surcharge of 10% and an add-on tax at the rate of 3% of the interim dividend) and dividend distribution tax on final dividend of Rs.1.00 per share at the rate of 15% (plus a surcharge of 10% and an add-on tax at the rate of 3%).  Currently, there is no Indian tax payable by shareholders in respect of dividends received.

For a description of the tax consequences of dividends paid to our shareholders, see Item 10E. “Additional Information—Taxation—Indian Taxation—Taxation of Distributions.”

Item 9.	The Offer and Listing

9A.	Offer and listing details

Not applicable.

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Not applicable.

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are listed on several Indian stock exchanges and were first quoted on The Stock Exchange, Mumbai on May 13, 1993.  Our equity shares are also traded on the National Stock Exchange in India.  The following table sets forth the high and low closing prices on The Stock Exchange, Mumbai for our equity shares for the periods indicated:

	Share price (Rs.)
Calendar period	High	Low

2004 Fiscal Year	141.00	81.05
2005 Fiscal Year	166.45	92.90
2006 Fiscal Year	170.05	108.00

Share price (Rs.)
Calendar period	High	Low

2007 Fiscal Year	221.80	144.85
2008 Fiscal Year	219.45	112.60

2007 Fiscal Year
First Quarter	221.80	165.50
Second Quarter	157.00	157.50
Third Quarter	157.50	144.85
Fourth Quarter	167.70	152.00
2008 Fiscal Year
First Quarter	169.40	141.90
Second Quarter	173.70	129.00
Third Quarter	199.80	144.00
Fourth Quarter	219.45	92.75

Last Six Months
April 2008	116.00	97.00
May 2008	113.90	92.55
June 2008	99.10	89.65
July 2008	108.90	83.20
August 2008	113.20	97.15
September (through September 22)	101.00	85.20

On September 22, 2008, the closing price of our equity shares on The Bombay Stock Exchange was Rs. 89.80.

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

The table below shows the high and low closing prices on the New York Stock Exchange for our ADSs for the period indicated.

	ADS price
Calendar Period	High US$	Low US$

2004 Fiscal Year	6.25	3.33
2005 Fiscal Year	9.27	5.40
2006 Fiscal Year	8.44	5.41
2007 Fiscal Year	9.75	5.61
2008 Fiscal Year	10.75	4.62

2007 Fiscal Year
First Quarter	9.75	6.19
Second Quarter	7.03	5.61
Third Quarter	7.18	5.70
Fourth Quarter	7.62	5.90

2008 Fiscal Year
First Quarter	8.21	6.38
Second Quarter	8.50	5.96
Third Quarter	10.20	7.36
Fourth Quarter	10.75	4.62

Last Six Months
April	5.74	4.81
May	5.76	4.05

ADS price
Calendar Period	High US$	Low US$

June	4.81	4.20
July	5.24	4.06
August	5.34	4.56
September (through September 22, 2008)	4.64	3.80

On September 22, 2008, the closing price of our ADSs on the New York Stock Exchange was US$4.10 per ADS.  Our NYSE symbol is MTE.

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

9D.	Selling shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

Set forth below is certain information relating to our share capital, including certain provisions of our articles of association and the Companies Act.  The information is not complete and is qualified in its entirety by reference to our articles of association.

General

Our authorized share capital is Rs. 8,000,000,000, divided into 800,000,000 equity shares with a par value of Rs.10 each.  At the date of this report, 630,000,000 shares were issued and fully paid.

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

Dividends may be paid only out of our profits for the relevant year, after transfer to our reserves of a percentage of our profits for that year of not less than 2.5%.  The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for that year out of our accumulated profits, subject to certain limitations.  A dividend tax of approximately 16.995% (inclusive of Education surcharge) of distributed profit for a relevant period is payable by us.

The following table sets forth, for the periods indicated, the dividend per equity share and per global depositary receipt and the total amount of dividends paid on the equity shares, both exclusive of dividend tax.

For fiscal year	Dividend per equity share	Dividend per ADS/GDR	Total amount of dividends paid
	(Rs.)	(Rs.)	(millions of Rupees)
2008	4.0	8.0	2,520
2007	4.0	8.0	2,520
2006	4.0	8.0	2,520
2005	4.5	9.0	2,835
2004	4.5	9.0	2,835

The Ministry of Finance has adopted non-binding guidelines regarding the payment of dividends by “public sector undertakings (PSUs)” which apply to us.  According to the guidelines, profit-making public sector undertakings which are commercial enterprises should generally declare a minimum dividend each fiscal year of 20% of the higher of paid-up share capital as of year-end or profit after tax for the year.  In the case of telecommunications, oil, petroleum, chemical and other infrastructure industries, profit making PSUs should declare a minimum dividend for each fiscal year of 30% of profit after tax for the year or 30% on equity, whichever is higher.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors.  As an owner of ADSs, holders will be entitled to receive dividends payable in respect of the equity shares represented by our ADSs.  The equity shares represented by our ADSs rank equally with our existing shares.  ADS holders will bear all of the currency exchange risk of the conversion of any dividends from Indian rupees to dollars, and a decline in the value of the Indian rupee as compared to the dollar would reduce the dollar value of any dividends we may pay that are received by ADS holders.  At present, we have equity shares issued in India.

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

This year’s annual general meeting is scheduled for September 26, 2008.

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

Powers of the President of India

Under Articles 66A and 66B of our articles of association, the President of India is entitled to appoint one third of our total number of directors including our Chairman and Managing Director as well as our whole time directors.  Article 69(i) requires the Chairman to reserve for the decision of the President of India all proposals, decisions or matters which raise in the opinion of the Chairman any important issue and which are, on that account, fit to be reserved for the decision of the President of India.  No decision on these important issues may be taken in the absence of the Chairman appointed by the President of India.  Article 69(ii) lists the matters in respect of which prior approval of the President of India must be obtained, which include issuance of debentures and the sale, lease or disposal of any land or building with an original book value in excess of Rs.1 million.  Under Article 71, we may not take action in respect of any proposal or decision of the board of directors reserved for approval of the President until his approval is obtained.  The President may modify the board of directors’ proposals or decisions.

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

10C.	Material Contracts

Since April 1, 2006, we have not entered into any material contracts that were not in the ordinary course of business.

10D.	Exchange Controls

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

As of March 31, 2008, foreign direct investment in us was 12.25% of our equity shares.

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

Other Regulations

For more information on relevant securities and related regulations, please see Item 9C. “The Offer and Listing—The Indian Securities Market.”

10E.	Taxation

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

Taxation of Distributions

Dividends distributed by an Indian company after March 31, 2002 are not subject to tax in the hands of shareholders.  We must pay a “dividend distribution tax” at the rate of 15% (plus a surcharge of 10% and an add-on tax at the rate of 3% of the interim dividend) and distribution tax on the final dividend of Rs. 1.00 per share at the rate of 15% (plus a surcharge of 10% and an add-on tax at the rate of 3%).

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

10F.	Dividend and Paying Agents

Not applicable.

10G.	Statements by Experts

Not applicable.

10H.	Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers.  One may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C.  20459.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  We file our periodic reports electronically through the SEC’s EDGAR system.  Any filings we make electronically are available to the public over the Internet at the SEC’s Website at http://www.sec.gov.

In addition, in accordance with the requirements of the New York Stock Exchange (NYSE), we have disclosed on our website significant ways in which our corporate governance standards differ from those followed by United States domestic issuers under NYSE standards is available at http://mtnl.net.in/nyse-india.doc.

10I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. We place our temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2007 and 2008, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements.  To reduce credit risk, we perform ongoing credit evaluation of our customers.  As of March 31, 2007 and 2008, BSNL and DOT accounted for more than 10% of total receivables.

The risk in relation to investment in ITI Limited is offset by clause relating to our entitlement to set off the amounts receivable in respect of principal outstanding from the dues payable to ITI Limited. The clause is built into the share purchase agreement.  As of March 31, 2008, RS. 800 million of the investment of Rs. 1,000 million investment in ITI was charged as an impairment.  The balance of Rs. 200 million becomes due in the fiscal year ending March 31, 2009.  See item 5A Operating Results.

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

Exchange Rate and Interest Rate Risk

We are not exposed to any material foreign currency exchange risk since our revenues and expenses are primarily in Indian rupees.  We are not exposed to any material interest rate risk since we do not rely on borrowings to meet our working capital and capital expenditure requirements.  As of March 31, 2008, we had no debt.

Fair Value

The fair value of our current assets and current liabilities approximate their carrying values because of their short-term maturity.  Such financial instruments are classified as current and are expected to be settled within the next twelve months.

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2008 is Rs.2,523 million as compared to their carrying amount of Rs.3,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2008 is Rs.1,672 million as compared to their carrying amount of Rs.1,969 million.

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

(a)           Disclosure Controls and Procedures

Our management, under the supervision of and with the participation of our Chairman and Managing Director, as Chief Executive Officer (CEO), and our Director-Finance, acting as Chief Financial Officer (CFO), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) on March 31, 2008, the end of the period covered by this report.  Based on such evaluations, our CEO and CFO have concluded that as of March 31, 2008, certain of our disclosure controls and procedures were not effective for the reasons explained below.

(b)           Management’s Annual Report on Internal Control over Financial Reporting

Our Board of Directors and the senior management team are responsible for establishing and maintaining adequate internal controls. Our internal control framework is designed to provide a reasonable assurance regarding the reliability of financial reporting and the preparation and fair representation of our published financial statements in accordance with generally accepted accounting principles. Management, under the oversight of the Audit Committee, has conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Controls – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The assessment of internal controls was designed to include the Entity Level Controls, Process Application and Transaction Controls and Information Technology General Controls. The scope of the controls testing included the significant accounting balances mapped on materiality parameters as adopted by a core team and our Board of Directors.  The internal controls were in operations during the reporting period from April 1, 2007 to March 31, 2008. The internal controls identified by the management were comprehensively tested by the core team assisted by an  independent firm of accountants and supported by the internal auditors of MTNL who are independent firms of accountants.

The nature of controls assessed were: (1) Entity Level Controls, which includes aspects like control environment, information and communication, monitoring, risk assessment, control activities, addressing the various important COSO attributes; (2) Process Application and Transactions, which includes various revenue processes, and other processes like operating expenditures, fixed assets, inventory, cash disbursement, treasury, taxation and financial statement consolidation procedures at both Mumbai and Delhi units as well as at corporate office; and (3) Information Technology General Controls, which includes IT processes like logical security, end user computing, computer operations, change management, physical security and service level agreement, tested at both Mumbai and Delhi units.

Management’s assessment was completed on July 4, 2008. Based on this assessment, management has concluded that as at March 31, 2008, the internal controls over periodical reporting were not effective due to certain material weaknesses. These deficiencies may cause a material misstatement in the annual financial statements which may not be prevented or detected.  Management has undertaken to remedy these deficiencies, and expects to complete the remedial process during fiscal 2009.  Management’s conclusions on the material deficiencies are stated below:

I.           Property and Equipment

During the 2008 fiscal year management identified that there are not enough effective controls over timely and adequate update of the fixed assets registers including providing location of the asset at various accounting areas of the Delhi and Mumbai units. Although physical verification of assets was undertaken during the year in accordance with our three year physical verification of assets plan, deficiencies were noticed in the process for identification of mismatches found on physical verification of property and equipment and further tallying the verification reports with the fixed assets registers and tallying the fixed assets registers with the books of accounts. Appropriate action plan on such mismatches is being undertaken. Management took appropriate measures to ensure that this deficiency was adequately considered while preparing the financial statements for the 2008 fiscal year. Management has concluded that, as of March 31, 2008, we did not maintain effective controls over the accounting for properties and equipments. We also had ineffective controls at our Delhi and Mumbai units over adequate updation of asset registers, including updating the location of the fixed assets and implementation thereof on mismatches, if any, found out of the physical verification of assets. These control deficiencies could result in a misstatement with reference to the value of the property and equipments and the corresponding amount of depreciation.

II.           Subscriber Deposits

The accounting of subscriber deposits was identified by management as one of the key deficit area in the 2007 fiscal year and it continues to be deficit in the current year also. Specifically, the reconciliation of the balances of deposits as per CSMS system and the books of accounts was inadequate. Management and the units have identified that this deficiency is largely due to the legacy inherited at the time of migration from manual accounts to CSMS in the earlier years and subsequent manual adjustments of refunds out of the system. The transactions for the 2008 fiscal year in both Delhi and Mumbai units have not been fully tallied with the books of accounts. Though the transactions for the 2008 fiscal year in respect of MS-Mumbai unit have been tallied with the books of accounts, the same were not tallied in Delhi unit. Management took reasonable measures during the 2008 fiscal year to ensure that this deficiency was adequately considered while preparing the financial statements for the year ended March 31, 2008.  Accordingly, management has concluded that, as of March 31, 2008, we did not maintain effective control over the accounting for deposits received from subscribers. Specifically, our controls were ineffective as to the process of reconciliation of subscriber-wise listing of deposits with the control account balances of previous accounting periods in both Delhi and Mumbai units. However, Delhi and Mumbai units are in the process of reconciliation of current period as well as earlier period of deposits. This control deficiency could result in a misstatement to the current and non-current portion of customer deposits.

III.           Related Party Transactions

The accounting of transactions with our related parties consists of transactions with Department of Telecommunication (DOT) and Bharat Sanchar Nigam Limited (BSNL) is being done on the basis of the existing instructions issued from time to time by the controlling department of Government of India and other related guidelines as well as existing regulations. These guidelines require identification of transactions and/or issues under dispute and also lay down the methodology to resolve the same. There is no practice of obtaining balance confirmation for the outstanding balance at the year end, in our books of accounts, from such related parties and also to reconcile the said balance as per our books of accounts.  The overall balances pertaining to these related parties are not reconciled with the balances as per the books of account of such related parties. Management took appropriate measures during the 2008 fiscal year to ensure that this deficiency was adequately considered while preparing the financial statements. Accordingly, management has concluded that, as of March 31, 2008, we did not maintain adequate control over the accounting for dues to and from related parties. Specifically, our controls were ineffective as to process of obtaining period end account balance confirmations and reconciliation thereof. This control deficiency could result in a misstatement to the balances of dues to/from related parties and the corresponding revenue and cost of revenue.

IV.           Information Technology General Controls

During the review of our Information Technology General Controls (ITGC), management has identified and concluded that, as of March 31, 2008, there were certain ineffective controls in the area of Information

Technology General Controls. The IT security policy is being prepared and adopted. The IT security policy and procedures require further strengthening and implementation with reference to  controls related to (i) assigning IT Security officer/s to monitor IT processing activities and submit periodic reports to management and the Board of Directors and/or Audit Committee, (ii) back up practices, (iii) network access controls and (iv) appointment of independent auditors for audit of IT areas and controls, etc. The policy of using password has been prepared and adopted during the current year. However, implementation of password controls is still not implemented at the Delhi and Mumbai units. During the year under review, in case of Delhi unit, audit trails have been enabled for all applications except for UNICORN.  However, in case of Mumbai unit audit trails have not been enabled for almost all the applications, i.e. CSMS, IMS, WFMS, Ability, and UNICORN. Audit trails generation and review processes require further strengthening. We also are preparing a Business Continuity Management Plan (BCM) to address business interruptions on their occurrence. Though management has determined that there were no instances of unauthorized access/events, this control deficiency could result in unauthorized access to key applications and data bases. These control deficiencies leads to risk of breaches of security or errors remaining unnoticed and not rectified. The above deficiencies could also lead to risk of misstatement of financial statements. However, the review of financial statements at the unit and corporate level in the FMS system pre-empted any such possible errors in preparation of financial statements in the 2008 fiscal year.

P. Parikh & Associates, the registered public accounting firm that audited our financial statements included in this Form 20-F, has issued an attestation report on management’s assessment of our internal controls over financial reporting.   See Item 18. “–Financial Statements.”

By:	/s/ Anita Soni
Name: Anita Soni Title: Director – Finance

By:	/s/ R.S.P. Sinha
Name: Mr. R.S.P. Sinha Title: Chairman and Managing Director

(c)           Attestation report of the registered public accounting firm

See Item 18. “–Financial Statements” for the attestation report of P. Parikh & Associates, the registered public accounting firm that audited our financial statements included in this Form 20-F.

(d)           Changes in internal control over financial reporting

We had undertaken certain initiatives and remedial action in a few areas during the 2008 fiscal year on the material weakness issues disclosed above. Additional remedial action is being undertaken and expected to be completed in fiscal 2009.  The remedial action taken amongst other things include:  (i) physical verification of fixed assets done on a rotation basis under a three year plan; (ii) the fixed assets register is been updated giving full particulars of quantitative details, in the Mumbai unit; (iii) IT security policy has been prepared and adopted during the 2008 fiscal year; and (iv) remedial action has been taken in granting and monitoring of user access rights through preparation, approval and maintenance of user access right forms and audit trail has been enabled for certain applications.

Property and Equipments

Physical verification of fixed assets is being done on a rotation basis identifying the assets which are to be verified for each year by us in order to complete verification of all the assets by the end of the third year. Further, based on the efficiency or otherwise of the process, the Delhi and Mumbai units are in the process of preparing and implementing plan to consider and take appropriate action on discrepancies or mismatches found on the physical verification of assets. The Corporate Office advises the units on remedial action to be taken on a case-to-case basis.  In the Mumbai unit, the accounting areas are in the process of updating the assets register giving full particulars of location of fixed assets. This activity is being monitored by the General Manager (Finance) of the Delhi and Mumbai units.

Subscriber Deposits

In respect of reconciliation of the subscriber deposits, management has directed both the Delhi and Mumbai units to complete the reconciliation on high priority basis, including linking debtors to the deposits and only the reconciled data is to be migrated to the convergent billing system, which is likely to be operational by end of the 2009 fiscal year.  We have made substantial progress in this reconciliation process.  In case of Mumbai location, MS-Mumbai (GSM services) and Mumbai unit limited for CDMA services have completed the subscriber deposit reconciliation and reasonable progress has been made in South, Central and North areas of Mumbai unit. In case of Delhi unit, the subscriber deposit reconciliation for the 2007 fiscal year is completed. However, for the 2008 fiscal year, the reconciliation is still in progress in some of the areas.

Related Party Transactions

The accounting of transactions of related parties consists of transactions with Department of Telecommunication (DOT) and Bharat Sanchar Nigam Limited (BSNL). While DOT is the parent organization of MTNL, BSNL is fully owned by the Government of India.

In respect of transactions and balances with DOT, the following steps have been undertaken:

1.
Both the Mumbai and Delhi units under continued direction by the management have submitted their net claims and related details on claims receivables and payables to DOT to get the issues resolved. Deliberations are continuing on high levels at DOT with the officers of CCA (Control and Communication Accounts) of DOT at both places on a regular basis.

2.	A joint committee of senior officers of DOT and the Company is monitoring the progress.

In respect of transactions and balances with BSNL, following steps have been undertaken:

1.	Both the Mumbai and Delhi units have been directed to reconcile claims payable and receivable with BSNL.

2.	At both Mumbai and Delhi units, senior level officers have exchanged various correspondence and organized meetings with BSNL for obtaining balance confirmation and to resolve the same.

3.	At the corporate level, a formal committee of senior officers of the Company, BSNL and DOT is monitoring the progress.

It may be noted that there is a periodic monitoring on these matters by the Government of India. In a recent development, the Comptroller and Auditor General of India has advised DOT to instruct BSNL to reconcile and resolve this matter with us by March 31, 2009.

Information Technology General Controls

In fiscal 2008, we adopted a detailed and formal IT Security policy.  The IT security policy had been earlier scheduled to be fully implemented by December 31, 2007.  Certain areas in the IT security policy and procedures require further strengthening and implementation with reference to  controls related to (i) assigning IT Security officer/s to monitor IT processing activities and submit periodic reports to management and the Board of Directors and/or Audit Committee, (ii) back up practices, (iii) network access controls and (iv) appointment of independent auditors for audit of IT areas and controls, etc. These areas are to be strengthened and implemented by March 31, 2009.  Password controls at Delhi and Mumbai units are to be implemented by March 31, 2009.  At the Mumbai unit, the Business Continuity Management Plan is under preparation.

Some of these remedial actions could not be undertaken earlier due to delay in implementation of comprehensive convergent billing system, which was earlier scheduled to be functional by March 31, 2008, is now expected to be functional by March 31, 2009.

Item 16A.    Audit Committee Financial Expert

The Board of Directors has identified Dr. S. Balasubramanian, Chairman of the Audit Committee, as a “financial expert”.

Item 16B.    Code of Ethics

We have a Code of Ethics as part of our Rules of Conduct.  A copy of the Code of Ethics may be obtained upon request addressed to the Company Secretary at our principal executive office, indicated on the cover of this report.

Item 16C.    Principal Accountant Fees and Services

M/S P. Parikh & Associates, Chartered Accountants, served as our independent registered public accounting firm for the year ended March 31, 2008 in connection with the audit of the consolidated financial statements being filed with this report.  M/S Chandabhoy & Jassoobhoy, Chartered Accountants, had served as our independent registered public accounting firm for the year ended March 31, 2007.  Price Waterhouse Bangalore (New Delhi office) had served as our independent registered public accounting firm for the years ended March 31, 2006 and 2005.

The following table sets forth the remuneration that we paid to M/S P. Parikh & Associates in 2008 and M/S Chandabhoy & Jassoobhoy in 2007 in Million Rs.:

	2007	2008
Audit Fees	2.90	5.75
All Other Fees	-	-
Total	2.90	5.75
Audit fees

Audit fees represent fees for professional services rendered for the audit of the consolidated financial statements prepared in accordance with US GAAP.  Audit fees are fees agreed upon with M/S P. Parikh & Associates and M/S Chandabhoy A. Jassoobhoy for the fiscal years 2008 and 2007, respectively (including related expenses) for the audit of our annual consolidated financial statements.

Audit committee pre-approval policies and procedures

Our Board of Directors requires management to obtain the board’s approval before engaging independent outside auditors to provide any audit or permitted non-audit services to us, in addition to Audit Committee approval.  Pursuant to this policy, our Board of Directors pre-approves all audit and non-audit services provided by M/S P. Parikh & Associates, our principal auditor.  Pursuant to the Board’s pre-approval process, M/S P. Parikh & Associates, prepares a detailed list of services that it proposes to perform during the coming year.  These proposed services are presented to the Board of Directors, which considers and approves the services.  Management is not permitted to engage our outside auditors for any audit or non-audit service that is not on the list of services approved by the Board of Directors without first returning the Board of Directors for approval of such additional services.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

One member of our Audit Committee (Ms. Anuradha Joshi Durgapal) is an employee of the government of India, our majority shareholder.  We rely on the exemption from the independence requirements of Rule 10A-3(b)(1)(ii)(B) promulgated under the Securities Exchange Act of 1934, provided by Section (b)(1)(iv)(E) of such rule, to comply with the listing requirements of the New York Stock Exchange.  We meet the requirements for this exemption as we are a foreign private issuer and Ms. Anuradha Joshi Durgapal is not an executive officer of the Company. We do not believe that reliance on this exemption from independence requirements affects the ability of the Audit Committee to function independently.

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-40.

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

*Previously filed on September 30, 2002, as exhibits to Annual Report on Form 20-F for fiscal 2002.

**Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).

***Filed herewith

Mahanagar Telephone Nigam Limited

Report of Independent Registered Public Accounting Firm.

To,
The Board of Directors and Shareholders of,
Mahanagar Telephone Nigam Limited.

We have audited the accompanying consolidated Balance Sheet of Mahanagar Telephone Nigam Limited and its Subsidiaries (the “Company”) as of March 31, 2008 and March 31, 2007 and the related consolidated Statements of Operations, Shareholders’ Equity and Cash Flow Statement for the year ended March 31, 2008, March 31, 2007 and March 31, 2006 respectively. We also have audited Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). These financial statements are the responsibility of the Company’s Management. The Management of the Company is also responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on assessment of effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) – United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that:

(a)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and

(c)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that control may become ineffective because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency or a combination of control deficiencies that may result in the material misstatement of the financial statements. The following material weaknesses have been identified as of March 31, 2008 and has been included in management’s assessment:

Index

1.
The Company did not maintain enough effective controls over the accounting for properties and equipments. The Company has ineffective controls in its Delhi and Mumbai units with respect to the adequate updation of the fixed assets register and reconciliation of assets as per the fixed assets register. This control deficiency could result in a mis-statement with reference to the value of the properties and equipments and the corresponding amount of depreciation.

2.
The Company did not maintain enough effective control over the accounting for deposits received from subscribers. There is no reconciliation of the balance of deposits as per CSMS system and the books of accounts. The Company has ineffective controls on the process of reconciliation of subscriber-wise listing of deposits with the control account balance in both Delhi and Mumbai units. This control deficiency could result in a mis-statement of the current and non-current portion of customer deposits.

3.
The Company did not maintain effective control over the accounting of dues from and to related parties, i.e. Department of Telecommunication (DoT) and Bharat Sanchar Nigam Limited (BSNL). There is no practice of obtaining balance confirmation for the outstanding balance at the year end, in the books of accounts of the Company from such related parties and also to reconcile the said balance as per the books of accounts of the Company. This control deficiency could result in a misstatement to the balances of dues from/to related parties and the corresponding revenue and cost of revenue.

4.	There were ineffective controls in the area of Information Technology General Controls (“ITGC”), which includes

(i)	Password Controls – Though the policy of using password has been prepared and adopted during the year, the same has not been implemented in Delhi and Mumbai units;

(ii)	In case of Mumbai units, audit trials have not been enabled for almost all the applications. Whereas, in case of Delhi unit, audit trials have been enabled for all applications except for UNICORN;

(iii)	Deficiency in Implementation of Business Continuity Plan (BCP). Consequently, in case of any disaster/emergency, there is no Back up Plan.

The above deficiencies could result in unauthorized access to key applications and databases and could lead to risk of mis-statement in financial statements

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of consolidated financial statements as of March 31, 2008, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management’s assessment on not maintaining effective internal control over financial reporting as of March 31, 2008, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mahanagar Telephone Nigam Limited as of March 31, 2008 and March 31, 2007, and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2008 are in conformity with accounting principles generally accepted in the United States of America.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS

Mumbai, India.
Date: September 25, 2008

Index

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED BALANCE SHEETS
	As of March 31,
		2007		2008	2008
		(Indian Rupees in millions, except per share data and as stated otherwise)			Convenience translation into million of US $ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	1,660	Rs.	1,346	$34
Short term investments in bank deposits		17,102		32,444	811
Trading security		–		1,017	25
Accounts receivable, net		4,566		2,943	74
Due from related parties		2,476		3,671	92
Inventories		2,239		1,163	29
Unbilled Revenues		4,080		3,451	86
Deferred income taxes		7,359		10,066	252
Other receivables		28,010		21,995	550
Total current assets		67,492		78,095	1,951
Deferred Income Tax				3,669	92
Investments in held to maturity securities		3,500		2,653	66
Investments in affiliates		115		117	3
Property and equipment, net		80,966		81,479	2,036
Intangible Assets-Application Software		74		331	8
Due from related parties		21,183		22,042	551
Restricted assets		3,672		3,389	85
Other assets		1,935		1,772	44
Total assets	Rs.	178,937	Rs.	193,547	$4,836

Index

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	Rs.	12,115	Rs.	12,484	$312
Dues to related parties		5,729		8,118	203
Accrued expenses and other current liabilities		27,550		31,704	792
Total current liabilities		45,394		52,307	1,307
Accrued employee cost		28,727		33,262	831
Deferred income taxes		7,305		11,657	291
Dues to related parties		-		-	-
Non current portion of customer deposits		8,634		7,934	198
Total liabilities		90,060		105,160	2,628
Contingencies and commitments (refer note 22)
Shareholders’ equity
Equity shares, 800,000,000 shares authorized, par value Rs. 10 per share
Issued and outstanding – 630,000,000 and 630,000,000 shares as of March 31, 2007 and 2008 respectively		6,300		6,300	157
Additional paid-in capital		6,649		6,649	166
Retained earnings		75,620		75,130	1,877
Research and development reserve		308		308	8
Total shareholders' equity		88,877		88,387	2,209
Total liabilities and shareholders' equity	Rs.	178,937	Rs.	193,547	$4,836

The accompanying notes are an integral part of these consolidated financial statements.

Index

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended March 31,
		2006		2007		2008	2008
		(Indian Rupees in millions, except per share data and as stated otherwise)					Convenience translation into million of US$ (Unaudited)

Revenues, net	Rs.	46,668	Rs.	45,475	Rs.	44,705	$1,117
Cost of revenues (excluding depreciation shown separately below)		(32,268)		(32,497)		(30,522)	(763)
Selling, general and administrative expenses		(8,034)		(8,753)		(8,517)	(213)
Depreciation		(7,999)		(8,516)		(8,309)	(208)
Liability for post retirement Medical Benefit		0		5794		0	0
Excess liabilities written back		821		839		320	8
Income from Operations		(812)		(2,342)		(2,323)	(58)
Interest from short term Bank Deposit		1,601		1,584		2,618	65
Interest and other income net		787		6,310		2,043	51

Income before unusual items, Income taxes, and share of losses of affiliates		1,576		10,236		2,338	58

Income taxes (Refer note 17)		(437)		1073		121	3
Equity in (losses) of affiliates		(73)		(7)		(1)	(0)
Net income	Rs.	1,066	Rs.	11,302	Rs.	2,458	$61

Earnings per equity share
Basic and diluted	Rs.	1.69	Rs.	17.94	Rs.	3.90

Weighted average number of equity shares used in computing earnings per equity share	Rs.	630	Rs.	630	Rs.	630	$15.74

The accompanying notes form an integral part of these consolidated financial statements.

Index

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common stock				Additional				Research and		Total
	Equity shares				paid-in		Retained		development		stockholders'
	No. of shares		Amount		capital		earnings		Reserve		equity
	(Indian Rupees in millions, except per share data and as stated otherwise)

Balance as on March 31, 2005	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	70,076	Rs.	308	Rs.	83,333
Net income							1,066				1,066

Cash dividend paid at the rate of Rs. 6.27 per share including dividend tax							(3,951)				(3,951)
Balance as on March 31, 2006	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	67,191	Rs.	308	Rs.	80,448

Net income							11,302				11,302

Cash dividend paid at the rate of Rs. 4.56 per share including dividend tax							(2,873)				(2,873)
Balance as on March 31, 2007	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	75,620	Rs.	308	Rs.	88,877

Net income							2,458				2,458

Cash dividend paid at the rate of Rs. 4.68 per share including dividend tax							(2,948)				(2,948)
Balance as on March 31, 2008	630,000,000	Rs.	6,300	Rs.	6,649		75,130	Rs.	308	Rs.	88,387

Convenience translation into million of US $ (Unaudited)			$157		$166		$1,877		$8		$2,209

The accompanying notes are an integral part of these consolidated financial statements.

Index

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

		2,006		2007		2008	2008
	(Indian Rupees in millions, except per share data and as stated otherwise)						Convenience translation into US$ (Unaudited)
Cash flows from operating activities
Net income	Rs.	1,066	Rs.	11,302	Rs.	2,458	$61
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		7,999		8,516		8,309	208
(Profit)/loss on sale of fixed assets		93		50		415	10
Deferred taxes		(816)		98		(2,023)	(51)
Provision for bad and doubtful debts		(248)		1,180		352	9
Excess liabilties written back		(821)		(839)		(320)	(8)
Equity in (losses) of equity affiliates, net of taxes		73		7		(2)	(0)
Changes in assets and liabilities, net
(Increase) / decrease in accounts receivables and unbilled revenue		748		(2,686)		1,900	47
(Increase) / decrease in Inventory		418		(792)		1,076	27
(Increase)/ decrease in dues from related parties		3,971		158		(2,054)	(51)
(Increase)/ decrease in other receivables		(4,368)		(19,021)		6,179	154
(Increase) / decrease in restricted assets		1,306		9,755		283	7
Increase/ (decrease) in trade payables		(439)		(13)		369	9
Increase/ (decrease) in dues to related parties		(5,249)		(362)		2,390	60
Increase/ decrease in accrued employee cost		3,944		(2,652)		4,535	113
Increase / (decrease) in accrued expenses and other payables		(1,671)		4,971		3,776	94
Net cash provided by the operating activities		6,006		9,672		27,640	691
Cash flows from investing activities
Purchase of property and equipment		(6,713)		(8,697)		(9,567)	(239)
Proceeds from property and equipment		26		56		73	2
Investment in affiliates		-		(56)		(171)	(4)
Investments in short term bank deposits		(1,288)		1,917		(15,342)	(383)
Net cash used in investing activities		(7,975)		(6,780)		(25,006)	(625)

Index

Cash flows from financing activities
Dividends paid ( including tax)		(3,951)		(2,873)		(2,948)	(74)
Net cash from financing activities		(3,951)		(2,873)		(2,948)	(74)
Net increase/(decrease) in cash and cash equivalents		(5,920)		19		(314)	(8)
Cash and cash equivalents at the beginning of the period		7561	Rs.	1,641	Rs.	1,660	41
Cash and cash equivalents at the end of the period	Rs.	1,641		1,660		1,346	$34

Supplemental cash flow information

Cash paid for interest	Rs.	244	Rs.	20	Rs.	28	$1

Cash paid/(received) from income taxes	Rs.	2,475	Rs.	5,278	Rs.	(9,162)	$(229)

The accompanying notes are an integral part of these consolidated financial statements.

Index
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

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”) and presented in Indian rupees, the national currency of India which is also the functional currency of the Company. Solely for the convenience of the readers, these consolidated financial statements as of and for the year ended March 31, 2008, have been translated into United States dollars at the noon buying rate in New York city on March 31, 2008, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1= Rs.40.02. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate on March 31, 2008 or at any other date.

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

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

Amounts included in the financial statements, which relate to services provided from the last billing cycle date up to the end of the reporting period, are classified in current assets as “Unbilled revenue”. These are billed in subsequent periods as per the terms of the billing plans.

Billings in advance for services to be rendered and amounts charged for new connections are included in  accrued expenses and other current liabilities’ under the caption Deferred income. Amounts charged for new connections are recognized over the average life of the customer relationship.

(e)	License fee
MTNL is required to pay license fees and spectrum charges to Department Of Telecommunications (“DOT”) in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The license fees and spectrum charges are expensed as incurred and computed using specified percentages as prescribed by DOT. The specified percentage for license fees on fixed line services and cellular services were 10% of the Adjusted Gross Revenue (“AGR”) for the years ended March 31, 2006, 2007 and 2008. With effect from January 1, 2006 the Company is required to pay license fee at the rate of 6% of the AGR on the internet and broadband services (including internet telephony). License fees and spectrum charges charged to income as part of cost of revenues amounted to  Rs. 552 million, Rs. 4,843 million and Rs 4,403 million (including license fee on Internet services) for the years ended March 31,  2006, 2007 and 2008 respectively. (Refer Note 4)

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

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

Index
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
MTNL has certain cancelable operating leases for office premises. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to Rs. 612 million, Rs. 610 million and Rs. 619 million, for the years ended March 31, 2006, 2007 and 2008 respectively.

(n)	Retirement benefits

Company's employees

The Company has two sets of retirement schemes for its employees based on the option exercised by them. Under one scheme, the employees are eligible for provident fund, gratuity, leave encashment  and in the other scheme, the employees are eligible for pension, general provident fund, gratuity and leave encashment.

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

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

Pension, gratuity, and leave encashment are defined benefit retirement plans. The liability thereof is provided based on an actuarial valuation. All actuarial gains and losses are expensed off in the year, in which they arise.  The gratuity plan is funded plan while pension and leave encashment are unfunded plans.

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
Advertising and business promotion costs are expensed as incurred and amounted to Rs. 414 million, Rs. 447 million, and Rs. 353 million for the years ended March 31, 2006, 2007 and 2008 respectively.

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

(s)	Recently issued accounting pronouncements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurements. Upon adoption of the Statement, difference between the carrying amounts and the fair values of instruments should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. The Company has evaluated the impact of this Statement, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2, and believe that adoption of SFAS 157, prospectively, on April 1, 2008, will not have a material effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to measure eligible financial assets and liabilities, firm commitments and other eligible items at fair value, on an instrument-by-instrument basis, that is otherwise not permitted under other generally accepted accounting principles. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. At the effective date, on adopting this irrevocable fair value option for eligible items that exist on that date, the effect of such re-measurement to fair value should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The Company will be required to adopt to this  new standard for the fiscal year beginning   April 1 ,2008. The Company has evaluated the impact of this Statement and believe that adoption of SFAS No. 159, prospectively, on April 1, 2008, will not have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). This Statement replaces SFAS No. 141, Business Combinations. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. The Company will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008.  Early adoption is prohibited. The Company believes the effect  of  SFAS  141R will depend on the nature and significance of any acquisitions that are subject to this statement.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions.  The Company will be required to adopt this new Statement prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years, beginning after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the requirements of SFAS 160 and has not yet determined the impact this Statement may have on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. The Company will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008. The Company is currently evaluating the requirements of SFAS 161 and have not yet determined the impact this Statement may have on the Company’s consolidated financial statements.

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

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

The following table gives details in respect of the Company’s significant revenues and (expenses) related to carriage of ILD calls, NLD calls License Fees,  Spectrum Charges and inter connect usage charges with the above mentioned related parties:

	For the years ended March 31,
	2006	2007	2008	2008
	(Million of Rupees)			(Million of US $) Unaudited

VSNL - Expenses for carriage of ILD calls originating on MTNL’s network	(583)	(492)	(487)	(12)

VSNL - Revenues for ILD/NLD calls terminating on MTNL’s network	46	65	90	2
DOT - License fees and spectrum charges (Refer note 4)	(552)	(5,055)	(4,127)	(103)
BSNL - Networking charges for NLD calls (Refer note 4)	(8,217)	(3,087)	(3,487)	(87)
BSNL - Revenues for interconnect usage charges as per TRAI Regulation	2,442	754	2725	68

4.	LICENSE FEES AND NETWORK CHARGES

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

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

5.	CASH & CASH EQUIVALENTS DETAILS

	2007	2008	2008
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Cash at bank and in hand	1,660	1,346	34
Cash and cash equivalents	1,660	1,346	34

6.	INVESTMENTS IN BANK DEPOSITS

Investments in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to Rs. 17,102 million and Rs. 32,444 million as of March 31, 2007 and 2008 respectively with maturities from more than three months to one year. Interest on investments in bank deposits is recognized on accrual basis.

7.	PROPERTY & EQUIPMENT

	2007	2008	2008
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Land & buildings	14,781	15,891	397
Cable and related equipment	74,149	75,279	1,881
Exchanges and related Equipment	66,652	69,990	1,749
Other fixed assets	5,638	5,931	148
Intangible Assets	126	410	10
Capital work in progress	8,044	10,234	256
Total	169,390	177,735	4,441
Accumulated depreciation and amortization	(88,350)	(95,925)	(2,397)
Property and equipment, net	Rs. 81,040	Rs. 81,809	$2,044

In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to MTNL by an order of the Government of India (the "Government") and a deed of sale was executed by the Government in

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate. MTNL has not paid stamp duty in respect of any of the acquired or leased properties. Accordingly, MTNL may be liable for stamp duty and penalties thereon if a deed is registered by MTNL in the future (other than with respect to the DOT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by MTNL from the Government as at March 30, 1987 are to be borne by the Government. The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable MTNL to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, MTNL cannot sell its properties without payment of stamp duties and registering the properties in its name. In preparing these consolidated financial statements, MTNL has capitalized provision for stamp duty based on its best estimate amounting to Rs.859 million and Rs.82 million as of March 31, 2007 and 2008 respectively. MTNL does not intend to sell any of these properties. In terms of its Articles of Association MTNL has to obtain prior approval of the President of India in respect of sale or disposal of any land or building costing more than Rs.1 million.

8.	INVESTMENTS IN HELD TO MATURITY SECURITIES

Investments of MTNL consist of held-to-maturity securities (“HTM”).

	As of March 31,
	2007	2008	2008
	(Million of Rupees)		(Million of US $) Unaudited
Held-to-maturity securities
8.75% Redeemable Cumulative Preference Shares of ITI Limited	Rs. 1,000	Rs. 200	$ 5
11.5% Bonds of Maharashtra Krishna Valley Development Corporation	Rs. 2,500	Rs. 2,500	$62
Investments - Non-current	Rs. 3,500	Rs. 2,700	$67

8.75% Redeemable Cumulative Preference Shares of ITI Limited

On February 14, 2003, MTNL invested Rs. 1,000 million in 8.75% cumulative preference shares of ITI Limited (“ITI”) on a private placement basis. ITI is a government company in the telecommunication equipment and distribution business. ITI also supplies exchanges and cables to MTNL. These preference shares are redeemable in five equal annual installments commencing from September 30, 2005.

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

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

had not accepted ITI’s request and has looked to the DOT’s letter of comfort and requested settlement of the first repayment tranche of Rs. 200 million.

As of September 30, 2006, ITI has not yet redeemed both the first and second tranches amounting to Rs. 200 million each as per the original repayment schedule. ITI has to redeem third tranches amounting to Rs. 200 million as on September 30, 2007.

As of September 30, 2007, ITI has not yet redeemed  the first, second and third tranches amounting to Rs. 200 million each as per the original repayment schedule.

Management has evaluated the investment in ITI for impairment, on the basis that the first, second and third tranches for repayment have not been settled by ITI. Management has evaluated the financial condition and business outlook of ITI including the new purchase orders received by ITI for supply of GSM equipment from BSNL and the Company. The Company currently has account payable to ITI of Rs 209 million as at March 31, 2008 which, pursuant to the share agreement, the Company can legally settle against the repayments owing under the cumulative preference shares. In addition, the Company has the intent and ability to retain the debt security for a period of time sufficient to allow for anticipated recovery in value.

Based on this evaluation and specifically considering that the share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to MTNL endorsing the investment and also provides MTNL a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI, management has concluded that Rs. 800 million of this debt security due as of September 30, 2009 is impaired.

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

MTNL records an investment impairment charge when management believes an investment has experienced a decline in value that is judged to be other than temporary. MTNL monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of the above investments, management believes that there is no impairment of investments as of March 31, 2008.

9.	INVESTMENT IN EQUITY AFFILIATE

On July 21, 2001, MTNL, in consortium with Telecommunications Consultants India Limited, VSNL and Nepal Venture Private Limited entered into a joint venture arrangement to form United Telecom Limited (UTL). UTL was formed to provide wireless in local loop (“WLL”) services in Nepal. As at March 31, 2003, MTNL had invested Rs. 200 million in UTL in proportion to its 26.7% holding. In 2004, MTNL invested Rs. 33 million in UTL in proportion to its 26.7% holding.  During the year ended March 31, 2007 MTNL has further invested Rs.56 million.. MTNL’s equity in losses of the affiliate amounted to Rs.73 million and Rs.7 million for the years ended March 31,  2006 and 2007 respectively. MTNL’s profit in equity   of the affiliate amounted to Re.1 million  for the year ended March 31,2008. The carrying value of investment in UTL is Rs. 115 million and Rs 117 million  as of March 31, 2007 and 2008, respectively. During the year ended March 31, 2008 MTNL has further invested Rs.2.41 million.  In 2008, MTNL share in UTL is 27.77% holding.

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

On March 31, 2006, MTNL STPI IT Services Ltd.  (hereinafter referred to as “STPI”), a joint venture of MTNL and Software Technology Parks of India, a society registered under the Ministry of Information Technology with  50% share holding. The main objective of the company is to undertake all such activities that are required to make domain “India in” popular. The project under this joint venture is under way.  STPI project of data centre at Chennai (formerly Madras) will provide services like messaging, web-hosting, application hosting, web-farming application etc. The Company is on process of recruiting its own staff and will be recruiting the best professionals from software industry by providing remuneration in line with the industry.  As on March 31, 2007, an amount of Rs.3.71 million has been advanced to STPI.  Total investment of MTNL in share of STPI is Rs 0.25 million as on March 31, 2008.

10.	INVENTORIES

	2007	2008	2008
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Cabling	858	1,047	26
Exchange equipment	568	405	10
Telephone and Telex Equipments	956	355	9
Other	348	(144)	(4)
Less: Allowance for slow moving/obsolete stock	(491)	(499)	(12)
	Rs. 2,239	Rs. 1,163	Rs. 29

As on  March 31, 2008, the four installments of Rs. 200 million each have not been repaid by the ITI Ltd.  Neither management has  been able to recover the same nor any adjustments have been made out of the total amount payable to ITI Ltd., Rs. 800 million has been impaired.

Activity in allowance for slow moving / obsolete stock is as follows:

	For the years ended March 31,
	2006	2007	2008	2008
	(Million of Rupees)			(Million of US $) Unaudited

Balance at beginning of year	358	371	491	12
Charged to expense	35	126	127	3
Less: amounts written off	(22)	(6)	(119)	(3)
Balance at end of year	Rs. 371	Rs. 491	Rs. 499	Rs. 12

11.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL DEBTS

Accounts receivable are stated net of allowance for doubtful debts. Accounts receivable are not collateralized. The allowance for doubtful debts is determined principally on the basis of past credit loss experience and an evaluation of potential losses on the outstanding receivable balances. The activity in allowance for uncollectible accounts is given below:

	For the years ended March 31,
	2006	2007	2008	2008
	(Millions of Rupees)			(Millions of Dollars) Unaudited
Balance at beginning of year	6,794	4,991	6,191	155
Charged to expense	(248)	1180	411	10
Less: Amounts written off	(1,555)	20	908	23
Balance at end of year	Rs. 4,991	Rs. 6,191	Rs. 7,510	Rs. 188

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

12.	RESTRICTED ASSETS

As on March 31, 2008, restricted assets include the amount paid to income tax authorities under protest amounting to Rs 3,389 million.

13.	OTHER RECEIVABLES

Other receivables consist of the following:

Other receivables
	As of March 31,
	2007	2008	2008
	(Million of Rupees)		(Million of US $)
			Unaudited

Loans to employees	2,150	1969	49
Advance tax (refer note below)	10,173	(3,248)	(81)
Accrued interest	1,092	2,377	59
Others	16,530	22,669	566
	29,945	23,767	594
Less: Other assets	(1,935)	(1,772)	(44)
	Rs. 28,010	Rs. 21,995	$550

Advance tax balance is net of income tax liability amounting to Rs. 44,183 million and Rs. 34,127 million as of March 31, 2006 and 2007. ‘Others’ include refund receivable of Rs. 10,793 millions from the tax authorities and which are received in 2007-08. Other assets include the non current portion of loans given to employees and capital lease receivable.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities
	As of March 31,
	2007	2008	2008
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Interest accrual	3	3	0
General provident fund contribution of employees	9,293	10,095	252
Deferred income	5,518	5,763	144
Advance received from customers and others	648	773	19
Customer deposits	2,159	1,984	50
Accrued employee cost	2,036	1,383	35
Other payables and accruals	7,893	11,704	292
	Rs. 27,550	Rs. 31,704	$792

The General Provident Fund accrual represents amounts contributed by employees (who have opted for the Government pension rules), net of advances taken. Prior to the absorption (in the year 2000), this fund was being maintained by DOT. MTNL has raised claims amounting to Rs. 10,095 million on DOT up to March 31, 2008 (2007: Rs 9,293 million) in respect of employee contributions (pre absorption) together with the interest accrued. An offsetting amount has been included in the non-current portion of amounts due from related parties as disclosed in Note 19.

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

Subsequent to absorption, in the absence of any rules available for deposit of such employee contributions, the amounts of employee contributions have been retained by MTNL. These funds are not restricted and could be used to fund the activities of MTNL until such time that the funds must be transferred to the GPF Trust. During the year ended March 31, 2006 a GPF Trust had been created and Rs 4340 million had been transferred to GPF Trust The outstanding amount owing to the trust of Rs. 10,095 million continues to be a part of accrued expenses and other current liabilities, as the amount is due to be recovered by the DOT.

15.	INTEREST AND OTHER INCOME, NET

Interest and other income, net consist of the following:

	For the years ended March 31,
	2006	2007	2008	2008
	(Million of rupees)			$ Millions unaudited
Interest from investment in MKVDC	239	288	288	7
Interest on loans to employees	173	207	109	3
Interest on advances and others, net	51	324	310	8
Interest paid on customers deposits	(25)	(20)	(16)	(0)
Interest paid General Providend Fund	(207)	65	0	0
Interest on Income Tax Refunds	-	5,266	1,100	27
Other income	556	180	251	6

	Rs. 787	Rs. 6,310	Rs. 2,043	$51

16.	EXCESS LIABILITIES WRITTEN BACK

The excess liabilities written back includes accruals being reversed to income and relates to unmatched excess cash received in respect of debtors (which, as per The Limitation Act, after a period of three years become time barred and become property of the Company), amounting to Rs.297 million Rs. 49 million and Rs.1million for the years ended March 31, 2005, 2006 and 2007 respectively. This line item also includes other time barred liabilities outstanding for more than 3 years amounting to Rs.630 million, Rs. 674 million and Rs.100 million for the years ended March 31, 2005, 2006 and 2007 respectively, and other provisions no longer required which have been written back amounting to  Rs. 98 million , Rs.738 million and Rs.320 million for the years ended March 31,  2006, 2007 and 2008 respectively.

17.	INCOME TAXES

Total income tax expense is attributable to income from continuing operations and consists of the following:

	For the years ended March 31,
	2006	2007	2008	2008
	(Million of Rupees)			(Million of US $) Unaudited
Current tax	Rs. 1,253	Rs. (1,171)	Rs. 1,903	$ 48
Deferred tax	(816)	98	(2,024)	(51)
Aggregate Taxes	Rs. 437	Rs. (1,073)	Rs. (121)	$ (3)

A reconciliation of the income tax expense to the amount computed by applying the statutory Indian income tax rate to income before income tax expense is summarized below:

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

	For the years ended March 31,
	2006	2007	2008	2008
	(Million of Rupees)			(Million of US $) Unaudited
Income before taxes and share from affiliates	Rs. 1,576	Rs. 10.236	2,338	58
Average enacted tax rate in India	33.66%	33.66%	33.99%
Computed tax expense	531	3,445	795	20
Effect of tax assessed for earlier years	71	(4,626)	(8,074)	(202)
Effect of change in tax rates	(173)	0	(1)	0
Permanent differences	8	108	7,159	179
Income taxes recognized in the statement of income	Rs. 437	Rs. (1,073)	Rs. (121)	$(3)

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

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	As of March 31,
	2007	2008	2008
	(Million of Rupees)		(Million of US $) Unaudited
Deferred tax assets:
Allowances for bad and doubtful debts	Rs.1,897	Rs. 3,461	$86
Deferred settlements amount not recognized in income	3,450	7,041	176
Post retirement benefits	3,350	2,526	63
Others	2,012	706	18
Total deferred tax assets	10,709	13,735	343
Deferred tax liabilities:
Excess of tax allowance over depreciation	(9,643)	(5,639)	(141)
Interest capitalized	(1,012)	(6,018)	(150)
Total deferred tax liabilities	(10,655)	(11,657)	(291)
Net deferred tax asset / (liability)	Rs.54	Rs 2,078	$52

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

Net deferred tax assets / (liabilities) included in the consolidated balance sheets are as follows:

	As of March 31,
	2007	2008	2008
	(Million of Rupees)		(Million of US $) Unaudited
Current:
Deferred tax assets	Rs. 7,359	Rs 11,209	$280
Non-current:
Deferred tax assets	3,350	2,526	63
Deferred tax liabilities	(10,655)	(11,657)	(291)
Total non current	(7,306)	(9,132)	(228)
Net deferred tax asset / (liability)	Rs. 54	Rs 2,078	$52

18.	RETIREMENT BENEFITS

(a)	Employees seconded from DOT

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

	For the years ended March 31,
	2006	2007	2008	2008
	(Million of Rupees)			(Million of US $) Unaudited
Pension (including gratuity)	Rs. 9	Rs. 170	Rs. 13	0
Leave encashment	8	9	7	0
	Rs. 17	Rs. 179	Rs. 20	$0

(b)	Employees of MTNL

i.	Pension, Gratuity and Medical benefits

The pension and gratuity to the non-executives employees of MTNL are defined benefit plans, the cost and liability, for which are based on an actuarial valuation. Further MTNL introduced a ‘MTNL retired employees medical facility scheme’ for employees with effect from January 1, 2002. The scheme was initially introduced for a period of 12 weeks and was subsequently extended every year by orders issued by the competent officials. The cost and liability of the medical benefit plan for its retired employees is based on an actuarial valuation. The Company entered into an agreement with ICICI Lombard for its medical coverage for the period from April 1, 2006. ICICI Lombard subsequently expressed their inability to continue with the scheme and finally the agreement was discontinued from September 2, 2006. The earlier scheme was reinstated thereafter.(Refer to Note 24 (b))

ii	Absorption of Executive employees

The Company had given an option to its executive employees (B category) for absorption with MTNL with effect from October 1, 2000, at a revised pay scale that is higher than the existing pay scale. The offer for absorption provided that in addition to getting post retirement benefits like gratuity and leave encashment, the employees would have to opt for pension based on the government rules.

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

iii.	The following tables sets forth the status of the pension, gratuity plan and medical benefits. The measurement date used is March 31, of the relevant fiscal year.

The Pension Plan

	As of March 31,
	2007	2008	2008
	(Million of Rupees)		(Million of US $) Unaudited
Accumulated benefit obligation	Rs. 21,989	Rs. 27,177	$679
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year	26,156	28,716	718
Service cost	847	924	23
Interest cost	2,092	2,369	59
Actuarial loss	1,167	739	18
Benefits paid	(1,546)	(1,298)	(32)
Projected Benefit obligation at the end of the year	28,716	31,450	786
Changes in plan asset	-	-	-
Unfunded status	(28,716)	(31,450)	(786)
Accrued provision for pension	Rs. (28,716)	Rs.(31,450)	$(786)

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

	For the Years Ended March 31,
	2007	2008	2008
	(Million of Rupees)		(Million of US $) Unaudited
The components of net pension costs are reflected below:
Current service cost	Rs. 847	Rs. 924	$23
Actuarial obligation assumed on account of absorption
Interest cost	2,092	2,369	59
Loss on curtailment
Actuarial loss	1,167	739	18
Net periodic pension cost	Rs. 4,106	Rs. 4,032	$101

Cash Flows

The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Million of Rupees)	(Million of US $) Unaudited
2009	1,002	25
2010	1,039	26
2011	1,094	27
2012	1,208	30
2013	1,320	33
2014 – 2018	10,002	250

The Gratuity Plan

	As of March 31,
	2007	2008	2008
	(Million of Rupees)		(Million of US $) Unaudited
Accumulated benefit obligation	Rs. 3,928	Rs. 4,823	$121
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year	4,998	6,434	161
Service cost	271	284	7
Interest cost	400	530	13
Actuarial (gain) or loss	(797)	(624)	(16)
Curtailment Loss	-	-
Actuarial obligation assumed on account of absorption	-	-
Benefits paid	(737)	(290)	(7)
Projected Benefit obligation at the end of the year	Rs. 4,135	Rs. 6,334	$158
Changes in plan asset
Fair value of the plan assets at the beginning of the Year	3,618	6,434	161
Actual return on plan assets	361	356	9
Employer contributions	737	(165)	(4)
Benefits paid	(737)	(290)	(7)
Plan assets at the end of the year	Rs. 3,979	Rs. 6,335	$(158)

Unfunded status	(1,568)	0	0
Accrued provision for gratuity	Rs.(1,568)	0	0

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

	For the years ended March 31,
	2007	2008	2008
	(Million of Rupees)		(Million of US $) Unaudited
The components of net gratuity costs are reflected below:
Current service cost	Rs. 271	Rs. 284	$7
Actuarial obligation assumed on account of absorption	-
Interest cost	400	530	13
Actuarial (gain) or loss	(868)	(489)	(12)
Curtailment (Gain)/ Loss	(289)	(491)	(12)
Net periodic gratuity cost	Rs. (486)	Rs. (166)	$(4)

Cash Flows

The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Million of Rupees)	(Million of US $) Unaudited
2009	409	10
2010	635	16
2011	530	13
2012	680	17
2013	798	20
2014 – 2018	5,283	132

iv.	Leave Pay Obligation

Leave pay expenses amounted to Rs. 235 million , Rs. 532 million and Rs. 639 million for the years ended March 31,  2006 , 2007  and 2008 respectively. Accrued employee costs include Rs.2,488 million and Rs. 3,196 million leave pay obligation of MTNL as of March 31, 2007 and 2008 respectively.

The weighted average actuarial assumptions used to determine benefit obligations and net periodic benefit cost were:

	2006	2007	2008
Discount rate	8.00%	8.00%	8.25%
Future salary increases	5%	5%	5%
Future pension increases	5%	5%	5%
Rate of return on plan assets	8.50%	8.50%	8.50%
Rate of hospitality incidence (% of mortality rate)	150%	150%	150%
Average hospitalization period per year	10 days	10 days	10 days
Average expenses per hospitalization	Rs. 50,000	Rs. 50,000	Rs. 50,000

v.	Provident fund

Provident fund, a defined contribution plan, is being administered through trustees and MTNL’s contributions are expensed each year. MTNL has recognized, Rs.263 million Rs.237 million and Rs.265

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

million for the years ended March 31, 2006, 2007 and 2008 respectively in the consolidated statements of income.

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

During the year ended March 31, 2006, MTNL implemented two more Voluntary Retirement Schemes for executives and non executives respectively. Under the schemes, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time. The schemes provide for ex-gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment. The Non executive employees were to exercise their options from March 20, 2006 to April 10, 2006. Under the scheme 312 employees exercised their options till March 31, 2006 and 1,069 employees subsequent to March 31, 2006. MTNL’s obligation amounted to Rs. 227 million for those who exercised their option before March 31, 2006. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs. NIL and Rs. NIL for the year ended March 31, 2007 and 2008 respectively.

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

MTNL is a Government Company under the Indian Companies Act. MTNL is listed on the major stock exchanges in India and the New York Stock Exchange. As of March 31, 2008, the Government owns 56.25% of the issued share capital of MTNL, with the remaining balance owned by private investors’.  Consequently, the Government, acting through the DOT, continues to control MTNL and will have the power to elect all of its Directors to determine the outcome of most actions requiring approval of the Board of Directors or Shareholders, including proposed expansions of MTNL's business (including into areas in which MTNL may compete with BSNL), transactions with the DOT or the assertion of claims against the DOT/BSNL.

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

As noted in Note 9, MTNL has a 27.77% holding in United Telecom Limited (UTL) and 50% holding in MTNL STPI IT Services Ltd. (STPI).

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

Note 3 describes in more detail the nature of the relationships between the DOT/BSNL/VSNL and the Company as well as transactions with these parties. Amounts due to and from the DOT/BSNL/VSNL are disclosed separately on the Company’s balance sheet as amounts due to/from related parties.

The balances receivable from and payable to related parties other than employees are summarized as follows:

	As of March 31,
	2007		2008
	Receivables	Payables	Receivables	Payables
	(Millions of rupees)

DOT (note i)	Rs. 21,181	Rs. 1,696	Rs. 22,042	Rs. 1,939
BSNL (note ii)	2,476	3,387	3,667	5,528
VSNL (note ii)	2	646	3	652
Due from / to Related Parties	Rs. 23,659	Rs. 5,729	Rs. 25,713	Rs. 8,118
Less: Current Portion	Rs. 2,476	Rs. 3,387	3,667	5,528
Due from / to Related Parties, non-current portion	Rs. 21,183	Rs. 2,342	Rs. 22,046	Rs. 2,591
Due from / to Related Parties - Current Million of US $ Unaudited	$57	78	$92	$138
Due from / to Related Parties - Non Current Million of US $ Unaudited	$491	54	$551	$65

Note i:

The amounts due from the DOT are primarily on account of pre-absorption retirement benefits which are recoverable by MTNL. Such retirement benefits (pre absorption) were calculated at the rates prescribed by DOT (Refer Note 18). Furthermore, amounts recoverable for the General Provident Fund in respect of employee contributions (pre absorption) of Rs 10,095 million (2007: Rs 9,293 million) together with the interest accrued (Refer Note 14) is also included in this balance. Amounts due to the DOT represent license fees and spectrum charges to be paid by MTNL in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime (Refer Note 2(e) and 3).

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

The Company has only one class of capital stock referred to herein as equity shares. Par value of each equity share outstanding as of March 31, 2008 is Rs.10.

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

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

MTNL’s unconsolidated financial statements prepared in accordance with Indian GAAP. Dividends are declared and paid in Indian rupees. Net income in accordance with US GAAP may, in certain years, either not be fully available or be additionally available for distribution to equity shareholders.

Under Indian GAAP the accumulated retained earnings available for distribution to equity shareholders, subject to certain restrictions was  Rs.84,906 million , Rs. 93906 million and Rs 91715 million as of March 31, 2006, 2007 and 2008 respectively.

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

Credit risk
Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2007 and 2008, there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements. To reduce credit risk, MTNL performs ongoing credit evaluation of customers.

The risk in relation to investment in ITI Limited is offset by clause relating to MTNL’s entitlement to set off the amounts receivable in respect of principal outstanding from the dues payable to ITI Limited. The clause is built into the share purchase agreement.  As of March 31, 2008, Rs. 800 million of the investment of Rs. 1,000 million investment in ITI was charged as an impairment.  The balance of Rs. 200 million becomes due on September 30, 2009.

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

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2008 is Rs.2,523 million as compared to their carrying amount of Rs. 3,500 million.

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2008 is Rs.1,672 million as compared to their carrying amount of Rs.1,969 million.

Due to the uncertainties attached to the timing of ultimate realization of restricted assets, it is not practicable to determine their fair values.

22.	CONTIGENCIES AND COMMITMENTS

i.	CAPITAL COMMITMENTS

Contractual commitments for capital expenditure pending execution were Rs. 6,166 million and Rs. 5,493 million as of March 31, 2007 and 2008 respectively. Contractual commitments for capital expenditures are related to purchase of property and equipment.

ii.	GUARANTEES

MTNL has outstanding financial/performance bank guarantees of Rs. 1,123 million and Rs.914 million as of March 31, 2007 and 2008 respectively. The bank guarantees are essentially provided to the Government of India for financial and performance roll out obligations as prescribed in respective license agreements.

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
The Company has received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges. The Company has received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs. 1,944 million in sales tax for fiscal 1999-2003. Further MTNL has also received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon the Company.

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

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

MTNL has challenged the demands raised before the respective high courts and the Company has been granted interim stays against enforcement of the demands. However this stay order is subject to the outcome of the Supreme Court judgment on the issue. During the year ended March 31, 2006, the Supreme Court of India has concluded in the BSNL Vs Union of India case that rendering basic services does not amount to a "transfer of right to use the telephone system". Hence the imposition of the sales tax on any facility of the telecommunication services is untenable in law. Based on opinion received from legal counsel and drawing reference to the judgment of the Supreme Court of India in the abovementioned case, management believes that the sales tax departments would have to withdraw their demands of sales tax on basic telephony and that an adverse outcome in respect of the above is remote. During the year 2007 the case relating to Delhi has been settled. The amount of demand pertaining to Mumbai outstanding is Rs 1099 million

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

During the  year ended March 31, 2006, based on the judgments passed in the previous years, ITAT has allowed deduction of license fees as a tax deductible item for assessment years 1998-99 to 2000-01 and 2002-03. During the year ended March 31, 2007 license fees have also been allowed as a deduction by CIT (A) for assessment year 2004-05.

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

During the year ended March 31, 2008, the Company has received refunds for the year 2002-03 and 2004-05 along with interest which has been duly accounted for in the Company’s books of accounts for the year ended March 31, 2008.

As part of the appeals process, the Company had  deposited under protest, amounting to Rs 3,146 million as of March 31, 2008. These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets.

ii.
The Income Tax authorities have historically disallowed the Company’s claim for a tax holiday under section 80IA of the Indian Income Tax Act, 1961 (Also refer note 17). For assessment years 2001-02 to 2004-05, the income tax authorities have demanded Rs.10,677 million as penalties for the deduction claimed by the Company under Section 80 IA -Income Tax Act, 1961. The Company is contesting these disputes at various levels of income tax appellate authorities including the ITAT. During the year ended

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

March 31, 2006, the Company’s appeal to determine the applicability of section 80 IA has also been admitted by the High Court. Under the Indian laws, High Courts only admit a case, pertaining to income taxes, if there is a ‘question of law’ involved in the litigation and not ‘a question of facts’. Under the Income tax laws no penalty can be levied if there is a ‘question of law’- interpretation involved. The Company has adequately disclosed in its income tax filings its claims under section 80IA and further since its appeal has also been admitted by the High Court, management believes that it is ‘a question of law’ on which no penalty can be levied by the income tax authorities. Also, the ITAT has restored the claim of the company u/s 80IA for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 to the assessing officer.

Subsequent to the year ended March 31, 2007, MTNL has received fresh orders from the assessing officer partially allowing the deduction u/s 80IA for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and received refunds and interest thereon. For claiming full deduction of claim u/s 80IA, the Company has filed the appeals to the higher authority. The Company is of the view that the orders in respect of the above years have reached a stage of finality and accordingly the refunds and the interest thereon have been recognized in the statement of income for the year ended March 31, 2007 under tax expense and interest income respectively. However, in respect of other years it is possible that the authorities may take a different view as the same matters are at various stages of appeals or assessment. In view of this, the Company has not recognized the benefit of tax deduction u/s80IA for these years until a finality is reached on the subject matter.

During the current year ended on March 31, 2008, the Company has received refunds from Income Tax Authority in respect of penalty levied for the year 1995-96, 1996-97, 2000-01 and 2001-02. These penalties pertain to the claims made by the company u/s 80IA of India Income Tax Act. The penalty amount has been refunded by the Income tax dept alongwith interest thereon which has duly been accounted for in the statement of Income for the year ended March 31, 2008.

iii.
General Provident Fund is a scheme applicable to the Company’s employees who have opted for the Government Pension rules. In the absence of any rules available for deposit or such contribution the amounts had been retained by the Company pending notification from the Government.

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

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

During the year ended March 31, 2007, MTNL has raised claims on BSNL for duct charges, TAX claims IUC charges claims amounting to Rs.477 million, Rs.1,251 million and Rs.101 million respectively. The duct charges pertain to annual usage of infrastructure (ducts) for the period April 1, 2006 to March 31, 2007, the TAX claims pertain to the Company’s Trunk Automatic Exchange (“TAX”) used by BSNL for the period from April 1, 2006 to March 31, 2007 and the IUC charges claims pertain to incoming calls terinated at MTNL exchange to the extent of 101 millions not accepted by BSNL as income in the statement of operations considering the history of other disputed claims with BSNL the fact that currently there is no separate agreement for these services, and that BSNL has not accepted these claims.

During the current year ended March 31, 2008 MTNL has raised claims against BSNL for duct charges and tax usage charges amounting to Rs. 515 million and Rs. 546 million respectively. We have not recognized these claims as income.

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

During the year ended March 31, 2006, a Committee was set up to examine the amount of LSPC contributions payable by MTNL to DOT. The Committee concluded that an additional amount of Rs.656 million was payable on account of short payment of the LSPC contribution and an amount of Rs.1,738 million is payable on account of interest payable on delayed payment of the LSPC contributions. The Company has accepted the claim of DOT for Rs.656 million and has expensed it in its statement of income for the year ended March 31, 2006. In respect of Rs.1,738 million, the Company has contested the claim from DOT on the contention that MTNL has abided by DOT’s decision at all stages by depositing the amounts as required. In this connection the terms & condition as laid down in Fundamental Rules & Service Rules (FRSR) to the Govt. of India with regard to prior intimation of calculation of contribution of the pension amount has not been communicated to us, and management believes that an adverse outcome in respect of the above is not probable.

(e)	Others

i.
In 1998, M&N Publication made claims for Rs 5415 million against the Company. These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of business opportunities. The Company has made claims of Rs. 4169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator. The Company believes that it has valid defenses to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

ii.
In the year 2004-2005, Alcatel brought claims aggregating to Rs. 137.19 million (including interest from 1996 till date on the claims made Rs 95.90 million)   (March 2007 Rs 129.20) against the Company. These claims arise out of contract for supply of digital local telephone exchange equipment. These claims include claims for loss of reputation and loss of business opportunity. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iii.
The Company has received claims aggregating Rs. 366.39(March 2007 Rs 336.95 million) from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arise from the contract for PRM services, which were started in the year 1999-2000. MTNL has not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers. The claim includes Rs 119 million towards loss of profit and wasteful expenditure incurred by the parties.The Company believes it has a valid defense against these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iv.
The Company has received claims from CMC limited aggregating to Rs.548.70 (March 2007 Rs 497.52) million.  These claims arise out of usage of leased circuits for which MTNL has charged them rental for CUG services as per the revised tariff plan which is disputed by CMC Limited. These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs 220 million..  The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

v.
Additionally the Company is also involved in law suits and claims amounting to Rs. 2,438.42 million pending at various authorities which arise in the ordinary course of the business. Management believes that it has a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows.

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

During the year ended March 31, 2007 there were no further development in the matter and the management believes that the possibility that these amounts have to be refunded is remote. However, these amounts have not been recognized as income.

(f)	Summary of above litigations
The following table summarizes the potential exposure (excluding interest and penalty) of the Company of March 31, 2008 with respect to above stated pending litigations in the event the same is settled against the Company:

		As of March 31,
	Also refer note:	2008	2008
		(Million of Rupees)	(Million of US $) Unaudited

Dispute relating to disallowance of license fee	22 (iii) (b) (i)	Rs.646	$16

Dispute relating to disallowance of 80 IA deduction	22 (iii) (b) (ii)	1,424	36

Disputes with BSNL	22 (iii) (c)	3,667	92

Disputes with DOT	22 (iii) (d)	22,042	551

Arbitration dispute with M & N Publications	22 (iii) (e) (i)	4,515	113

Arbitration dispute with Alcatel	22 (iii) (e) (ii)	137	3

PRM services	22 (iii) (e) (iii)	366	9

CMC Services	22 (iii) (e) (iv)	549	14

Other Lawsuits and claims	22(iii) (e) (v)	2,438	61
Total		Rs.35,784	$895

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

23.	SEGMENTAL INFORMATION

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

During the current year the Company has started operations in Mauritius. However, as the operations are insignificant as compared to the overall business of the Company, the same have not been considered for separate segment disclosure. During the years ended March 31, 2006, March 31, 2007, and March 31, 2008, no single customer has contributed for revenue in excess of 10% of total revenue.

MTNL’s operating segment information for the years ended March 31, 2006, 2007 and 2008 are as follows. The table gives the amounts reviewed by the CODM reconciled to the consolidated US GAAP financial statements.

The amounts reviewed by the CODM are based on internal accounting policies of the Company which are different from US GAAP.

	Basic	Cellular	Unallocated (Corporate)	Elimination	Total	Reconciling Adjustments	Consolidated Totals
	Millions of Rupees
For the year ended March 31, 2008
Revenue — External customers	38,787	8,438	-	-	47,225	(2,520)	44,705
Revenue — Inter-segment	1,172	384	-	(1,556)	-	-	-
Total Revenues	39,959	8,822	-	(1,556)	47,225	(2,520)	44,705
Operating income / (loss)	(636)	2,121	(1,214)	-	270	(1,794)	(1,524)
Interest income/ (expense), net	739	25	3,346	-	4,110	6	4,115
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	-	-
Non Operating income, net	-	-	-	-	-	(1)	(1)
Post Retirement Medical Benefit Liability Written Back	2,451	182	(696)	-	1,937	(1,391)	546
Net income / (loss)	2,554	2,327	1,435	-	6,316	(3,979)	2,337
Segment assets	119,660	12,747	82,058	-	214,464	(20,918)	193,546
Depreciation and amortization	6,354	681	5	-	7,041	1,268	8,309

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

Capital expenditures for long-lived assets	5,912	3,269	2		9,182	-	9,182
For the year ended March 31, 2007
Revenue — External customers	41,402	7,691	0	0	49,093	(3,618)	45,475
Revenue — Inter-segment	633	51	0	-684	0	-	0
Total Revenues	42,035	7,742	0	-684	49,093	(3,618)	45,475
Operating income / (loss)	118	2,606	-1512		1,212	(4,664)	(3,453)
Interest income/ (expense), net	178	44	5094		5,316	2,049	7,365
Equity in earnings/(losses) of associated companies, net of taxes	0	0	0		0	(7)	(7)
Non Operating income, net	1,157	223	19		1,399	(870)	529
Post Retirement Medical Benefit Liability Written Back						5,794	5,794
Net income / (loss)	1,453	2,873	3,600		7,927	2,309	10,236
Segment assets	117,019	9,454	87,204		213,677	(34,740)	178,937
Depreciation and amortization	6,152	674	6		6,832	1,684	8,516
Capital expenditures for long-lived assets	7117	664	4		7,788	-	7,788
For the year ended March 31, 2006
Revenue — External customers	49,883	5,727	-	-	55,610	(8, 942)	46,668
Revenue — Inter-segment	744	216	-	(960)	-
Total Revenues	50,627	5,943	-	(960)	55,610	(8,942)	46,668
Operating income / (loss)	4,696	1,808	(4,846)	-	1,658	(2,470)	(812)
Interest income/ (expense), net	(67)	1	3,831	-	3,765	(1,995)	1,770
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	(73)	(73)
Non Operating income, net	1,190	59	42	-	1,291	(673)	618
Net income / (loss)	5,819	1,868	(973)	-	6,714	(5,138)	1,576
Segment assets	113,195	7,749	83,519	-	204,463	(34,312)	170,151
Depreciation and amortization	5,916	544	7	-	6,467	1,532	7,999
Capital expenditures for long-lived assets	5,274	1,609	(28)	-	6,855	-	6,855

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

More specifically, the reconciling items relate to the following:

•
The reconciling items pertaining to revenues amounted to  Rs.8,942 million, Rs. 3,618 million and Rs. 2,520 million for the years ended March 31, 2006, 2007 and 2008. These reconciling items primarily pertain to non-recognition of revenues under US GAAP (Refer notes 22(iii)(c) and 22(iv)) since the amounts are either disputed or collectibility is not reasonably possible and netting off of commissions from revenues under US GAAP.

•
The reconciling items pertaining to operating income / (loss) amounted  Rs. 2,470 million, Rs. 4,664 million and Rs 1,794 million for the years ended March 31, 2006, 2007 and 2008. These reconciling items

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

are mainly attributable to US GAAP adjustments for revenues, cost of revenues and selling general and administrative expenses and reclassification of excess liability written back. The cost of revenues and selling, general and administrative expenses have reconciling items on account of accounting for employee benefits, depreciation, provision for doubtful debts and other adjustments on account of BSNL / DOT (Refer notes 3 and 4) under US GAAP.

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

a)
The Board of Directors has recommended payment of final dividend at 10% on the paid up equity capital of Rs. 6,300 million on July 31, 2008. The Company would be required to pay dividend tax at the rate of 17% (approx) of the dividend distributed.

b)
MTNL vide its office order no. MTNL/CO/Pers CGHS Rules/99/440 dated December 20, 2001 had introduced a medical scheme for its retired employee’s w.e.f. 1.01.2002 for a initial period of 12 weeks and subsequently extended the scheme from time to time. The said facilities, in respect of indoor treatment, were discontinued from April 1, 2006 to September 1, 2006 during the operation of MTNL Group Health Insurance Scheme (MTNLGHIS) service by ICICI Lombard General Insurance Company. However, consequent upon foreclosure of MTNLGHIS during the year, the said facilities were restored under the scheme which had an expiry date of August 31, 2007. The Company vide office order no. MTNL/CO/Pers/8(1-176)/2006/1342 dated August 24, 2007, decided that the said facilities shall be available to the MTNL Retired Employees in terms of the aforesaid circular till August 31, 2007 and no further. This office order was widely communicated. The Company does not at present have any plans for a similar or an alternative scheme. In the earlier years, though the scheme in operation was subject to renewal on an annual basis based on issue of orders by the competent officials, actuarial valuation was done on the assumption of continuity of the said scheme. Consequently, the provision of Rs. 5,794 million pertaining to this matter was considered excess and reversed to the statement of operations as a material infrequent item.

During the year the Company has discontinued its medical benefit scheme for retired employees effective August 31, 2007. Thereafter an adhoc arrangement was made effective as of September 1, 2007. According to this adhoc arrangement the respective units were allowed to settle such claims on case to case basis. This scheme was also discontinued effective March 20, 2008; however the employees who are under treatment will continue to get the benefits till discharge from the hospital. MTNL vide its office order no.MTNL/CO/Pers/8(1-176)2006 dt April 17, 2008 has introduced medical plan till finalization of new alternative arrangement for Indoor Treatment of Retired MTNL employees, under this plan the emergent cases requiring hospitalisation may be decided by the Executive Directors of the respective units on a case to case basis.

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

Index
MAHANAGAR TELEPHONE NIGAM LIMITED

Notes to the consolidated financial statements

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

Further, rules relating to settlement of pensionary terms in respect of Government employees transferred to public undertakings, required the company to create a pension fund and provided for the Government to discharge its pensionary liability by paying in lump sum as a one time payment, the pro rata pension and gratuity for the service up to the date of transfer (November 1, 1998) of government servants from the Government to the undertaking. Accordingly, on January 8, 2002, the Company claimed an amount of Rs.11,700 million from DOT as DOT’s share of the liability.

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

e)
The present arrangement of Pay and Allowance expired on December 31, 2006 and, and accordingly the next pay revision was due from January 1, 2007. Wage board has been constituted by Government for review of this aspect for all Public Sector Unit and the impact and financial effect of the wage revision as well as the form and content of such revision would be known on notification by the Government. This may result in increase in pay and perks and Post Retirement benefits for serving and retired employees respectively.

f)
The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable MTNL to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, MTNL cannot sell its properties without payment of stamp duties and registering the properties in its name. (Also refer to note 7).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAHANAGAR TELEPHONE NIGAM LIMITED
By:	/s/ Anita Soni
Name: Anita Soni Title: Director – Finance

Date:  September 25, 2008

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
_____________________________

*Previously filed on September 30, 2002, as exhibits to Annual Report on Form 20-F for fiscal 2002.
**Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).
***Filed herewith