Form 20-F
period 2009-03-31
MAHANAGAR TELEPHONE NIGAM LTD
filed 2009-09-29
CIK 1160262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________________
For the transition period from ______ to _____

Commission file number   1-15252

Mahanagar Telephone Nigam Limited
(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	The Republic of India (Jurisdiction of incorporation or organization)

12th Floor, Jeevan Bharati, Tower-1
124 Connaught Circus
New Delhi 110001
India
(Address of principal executive offices)

Smt Anita Soni, Director Finance, 91-11-2332-1095, dirfinco@bol.net.in
Jeevan Bharati Building, Tower-I, 124 Connaught Circus, New Delhi 110001, India
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 630,000,000 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, or the Securities Act.  YES    ☐       NO    ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  YES    ☐       NO    ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  YES    ☒       NO    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

ii

PRESENTATION

The financial information in this report has been prepared in accordance with US GAAP with respect to our consolidated statements of operations, shareholders’ equity and cash flow for the fiscal years ended March 31, 2007, 2008 and 2009, and our balance sheets as of March 31, 2008 and 2009.  Our fiscal year ends on March 31 of each year, so all references to a particular fiscal year are to the year ended March 31 of that year.  The consolidated financial statements, including the notes to those financial statements, are set forth at the end of this report.

Although we have translated in this report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all.  All translations from Indian rupees to United States dollars with respect to financial data as of March 31, 2009 are based on the noon buying rate in the City of New York for cable transfers in Indian rupees on such date.  The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given.  The noon buying rate on March 31, 2009 was Rs. 50.87 per US$1.00.

Information contained in our website, www.mtnl.net.in, is not part of this annual report, and no portion of such information is incorporated herein.

Reference to “we,” “us,” “our,”  “MTNL,” and the “Company” refer to Mahanagar Telephone Nigam Limited.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, as defined in Section 27A of the U.S.  Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry.  The forward-looking statements are subject to various known and unknown risks and uncertainties.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” and similar expressions or variations of these expressions.  We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect.  Actual events or results may differ materially.  The risks and uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this report.  See Item 3D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects.”  In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements.  Other than required by law, we do not undertake to release the results of any revisions of these forward-looking statements to reflect new information or future events or circumstances.  Readers should carefully review the information in this report and in filings we may make in the future with the U.S. Securities and Exchange Commission.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3A.	Selected Financial Data

SELECTED FINANCIAL AND OPERATING DATA

The following selected financial and operating data should be read in conjunction with our consolidated financial statements and the related notes, and Item 5 “Operating and Financial Review and Prospects” and the other financial information included elsewhere in this report and our other reports filed with the SEC.

Our selected financial and operating data included in this report are presented in Indian rupees and are derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) for the fiscal years ended March 31, 2005, 2006, 2007, 2008 and 2009.

The selected statement of operations data and cash flow data for the three years ended March 31, 2009, and the selected balance sheet data as of March 31, 2008 and 2009 under US GAAP have been extracted or derived from our consolidated audited US GAAP financial statements which are included elsewhere in this report. The selected statement of operations data and cash flow data for the years ended March 31, 2005 and 2006, and the selected balance sheet data as of March 31, 2005, 2006 and 2007 under US GAAP are derived from our consolidated audited US GAAP financial statements not included in this report.  Our historical results do not necessarily indicate our results expected for any future period.

Consolidated financial statements for the year ended March 31, 2009 have been translated for convenience into US dollars (although we have translated certain rupee amounts in this report into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all).  All translations from Indian rupees to dollars with respect to financial data as of March 31, 2009 are based on the noon buying rate in the City of New York for cable transfers in Indian rupees on such date.  The noon buying rate on March 31, 2009 was Rs.50.87 per US$1.00.

Under US GAAP

Statement of Income Data:	Fiscal Years Ended March 31,
	2005	2006	2007	2008	2009	2009
	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Revenues	Rs.50,156	Rs.46,668	Rs.45,475	Rs.44,705	Rs.41,837	$822
Total costs and expense	(47,229)	(47,480)	(48,927)	(47,027)	(48,183)	(947)
Liability for post retirement medical benefits written back	0	0	5,794	0	0	0
Operating income	2,927	(812)	2,342	(2,323)	(6,345)	(125)
Other income / (expense), net	2,670	2,388	7,894	4,661	9,962	195
Income before income taxes	5,597	1,576	10,236	2,338	3,618	71
Income taxes	(2,124)	(437)	1,073	121	(2,468)	(49)
Equity in (losses) of affiliate	(67)	(73)	(7)	(1)	(8)	(0)
Net Income	Rs.3,406	Rs.1,066	Rs.11,302	Rs.2,458	Rs.1,141	$22
Weighted average equity shares outstanding	630	630	630	630	630	–
EPS – Basic & diluted	Rs.5.41	Rs.1.69	Rs.17.94	Rs. 3.90	Rs.1.81	$0.04
Basic and diluted earnings per GDR/ADS	Rs.10.82	Rs.3.38	Rs.35.88	Rs.7.80	Rs.3.62	$0.07
Dividends paid per equity share	Rs.6.5	Rs.6.21	Rs.4.56	Rs.4.68	Rs.1.17	$0.02
Dividends paid per equity share	$0.15	$0.14	$0.11	$0.12	$0.02	–
Dividends paid per GDR/ADS	Rs.13.0	Rs.12.42	Rs.9.12	Rs.9.37	Rs.2.34	$0.05
Dividends paid per GDR/ADS	$0.30	$0.28	$0.21	$0.23	$0.05	–

Balance Sheet Data:	As at March 31,
	2005	2006	2007	2008	2009	2009
	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Cash and Cash equivalents	Rs.7,561	Rs.1,641	Rs.1,660	Rs.1,346	Rs.1,419	$28
Investment in bank deposits	17,732	19,020	17,102	32,444	46,725	919
Dues from Related Parties	27,789	23,818	23,659	25,713	35,435	697
Total Assets	177,172	170,151	178,937	193,547	199,305	3,917
Dues to Related Parties	11,339	6,091	5,729	8,118	11,605	228
Total Liabilities	93,839	89,703	90,060	105,160	110,514	2,171
Total Shareholders equity	83,333	80,448	88,877	88,387	88,791	1,746
Capital Stock1	12,949	12,949	12,949	12,949	12,949	255

Cash Flow Data:	Fiscal Years Ended March 31,
	2005	2006	2007	2008	2009	2009
	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Net cash from operating activities	Rs.15,006	Rs.6,006	Rs.9,672	Rs.27,640	Rs.19,867	$391
Net cash used in investing activities	(12,706)	(7,976)	(6,780)	(25,006)	(19,056)	(375)
Net cash from financing activities	(4,630)	(3,951)	(2,873)	(2,948)	(737)	(14)

________________________
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

Fiscal Year Ended March 31,	At end of period	Average rate (1)	High	Low

2005	43.62	44.86	46.45	43.27
2006	44.48	44.21	46.26	43.05
2007	43.10	45.06	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.87	46.32	51.96	39.73
2010 (through September 24, 2009)	47.89	48.20	50.48	46.78

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

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low

April 2009	50.48	49.55
May 2009	49.75	46.95
June 2009	48.50	46.78
July 2009	49.16	47.75
August 2009	48.90	47.42
September 2009 (through September 24, 2009)	49.05	47.86

On September 24, 2009, the noon buying rate was Rs. 47.89 = US$1.00.

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

You should carefully consider all the information contained in this report and the following risk factors that affect MTNL and our industry in evaluating MTNL and our business.  The risks below are not the only ones we face.  Additional risks not currently known to MTNL or that we presently deem immaterial may also affect our business.  This report also contains forward-looking statements that involve risks and uncertainties.  Should any of these risks or uncertainties occur, our business, financial condition and results of operations could suffer and the market price of our equity shares or ADSs could decline.

Risks Relating to Our Business

We expect to continue to encounter increased competition in each of our markets, which could reduce our revenues.

The Indian government is rapidly liberalizing the telecommunications industry in India.  The Department of Telecommunications (DOT) may license, at its discretion, multiple additional service providers in any service area, with respect to both basic telecommunications services and cellular services.  In November 2003, the DOT issued guidelines for Unified Access Licenses, which cover both basic and cellular services within a service area.  In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-line access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access.  Basic services also include CDMA-based fixed wireless and mobile services (without roaming).  Tata Teleservices Limited and Reliance Infocomm Limited are currently competing with MTNL in the market for basic services in both Mumbai and Delhi, and Bharti Tele-Ventures Limited is also competing with MTNL in the basic services market in Delhi and Mumbai.  All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocomm, low-cost CDMA mobile and fixed wireless technology.  With approximately 50.64% of our call units having come from approximately 9.86% of our access lines in service, we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers.  Some of our largest customers have already migrated to other basic service operators.

We experience significant and growing competition in the market for GSM cellular and Internet services.  Many of these service providers enjoy significant penetration in these markets, have established brand names and have more experience operating a cellular network than we have.  Cellular operators also face competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

Increased competition has kept and will likely continue to keep downward pressure on prices and has required and will likely continue to require MTNL to increase our capital investment to improve and expand our services.  These developments, in turn, have had and may continue to have a negative impact on our profitability.

We expect to encounter increased competition in mobile markets due to new regulation, which could affect our revenue.

On September 23, 2009, the Telecom Regulatory Authority of India (TRAI) issued “Telecommunication Mobile Number Portability Regulations (MNP), 2009” which will allow mobile subscribers to retain their existing mobile number when they move from one service provider to another service provider on payment of certain charges and on fulfilling certain other conditions. These regulations are to be implemented by December 31, 2009 in our license areas. Management believes that the movement of subscribers from one service provider to another service provider would increase competition between the service providers and would act as a catalyst for the service providers to improve their quality of service. This could have a material effect both favorable and adverse on our business, financial condition and results of operations.

Our business is subject to substantial regulation by the Government.

The Indian government regulates our business through licensing of services and service areas, and through price tariffs on our services.  The license for fixed-line services is valid until March 31, 2013 and for cellular services is valid until October 2017.  The DOT retains the right to revoke our licenses after giving one month’s notice to MTNL.  The DOT also retains the right, after giving notice to us, to modify the terms and conditions of our licenses at any time including the related tariffs and fees, and to permit additional licenses or bidding, if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector.  A revocation of any license or a change in significant terms of any license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity could limit our ability to operate particular lines of our business or result in increased costs in the form of increased license fees or costs associated with applying for new licenses, or contesting limitations on our licenses.  In the case of 3G and Wi-Max, the spectrum has already been made available by the Indian governemnt to MTNL, with the fees to be decided by the Indian government based on an auction of the spectrum to other operators.

Reductions in telecommunications tariffs in India are expected to continue to have an adverse effect on our results of operations and financial condition.

Telecommunications tariffs in India have declined significantly in recent years.  The decline in tariffs and the reduction of Access Deficit Charges (ADCs), while resulting in a traffic volume growth spurt, has materially and adversely affected our revenues and net income.  Phasing out of ADC completely is likely to further impact revenues and net income.  Accordingly, our historical revenue is not indicative of future revenue based on comparable traffic volumes.  As the prices for our communications services decrease for whatever reason, then unless there are volume increases or we are able to offer additional services from which we can derive additional revenue or otherwise reduce our operating expenses, our operating results will decline and our business and financial results will suffer.

We have sustained recent financial losses, and need to continue to increase the volume of traffic on our network to generate profits.

We sustained losses from operations of Rs.6,666 million for the year ended March 31, 2009, Rs.4,742 million for the year ending March 31, 2008 and Rs.2,004 for the first quarter of the year ending March 31, 2010.  These losses are attributable to decreases in revenues, and increases in the cost of revenues and selling, general and administrative expenses during those fiscal periods.   They also include a one time arrears paid to staff for an increase in wages from January 1, 2007.

We must continue to increase the volume of Internet, data, voice and video transmissions on our network in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network.  If we do not maintain our relationships with current customers and develop new large-volume customers, we may not be able to substantially increase traffic on our network, which would adversely affect our ability to become profitable.  With increased competition from new licensees, we also need to leverage our existing infrastructure to realize better utilization of network, operating efficiencies and cost benefits.  Further, certain costs, including costs related to repairs and maintenance, can be of a fixed nature and, in the absence of revenues shall continue to adversely impact our profitability.  No assurance can be given that we will achieve the revenue increases and expense reductions to reach profits in the future.

Regulations applicable to public sector enterprises in India governing certain personnel matters, procurement, capital expenditure and the issuance of securities may affect our ability to compete effectively.

As long as the Indian government’s shareholding in MTNL equals or exceeds 51%, we are deemed to be an Indian government company.  As such, we are subject to laws and regulations generally applicable to public sector enterprises in India.  These laws and regulations govern, among other things, personnel matters, procurement, budgeting and capital expenditures and the generation of funds through the issuance of securities.

Under our articles of association, the President of India, on behalf of the Indian government, may also issue directives with respect to the conduct of our business and affairs, and certain matters with respect to our business, including the appointment and remuneration of our Chairman-and-Managing Director and the declaration of dividends.  None of our shareholders, management or board of directors may take action in respect of any matter reserved for the President of India without his approval.  If the President of India does not allow MTNL to  make capital expenditures pursuant to our business plan, we may be unable to compete effectively or maintain profitability.  Government formalities, including requirements that many of our purchases be made through a competitive bidding process, often cause delays in our equipment and product procurement; these delays can place MTNL at a disadvantage relative to private sector competitors.

The Indian government, our controlling shareholder, when considering matters pertaining to us, often also considers the interests of the largest government-owned telecommunications company, Bharat Sanchar Nigam Limited (BSNL), resulting in significant related party transactions.  The Indian government is evaluating the possibility of a restructuring involving BSNL and MTNL.

The Indian government, through the DOT, holds 56.25% of our outstanding equity shares and 100% of BSNL’s equity shares.  The DOT appoints all of our directors.  Consequently, the DOT controls both of us.  The DOT has the power to determine the outcome of most actions requiring approval of our board of directors or shareholders, including proposed expansion of our basic and cellular services into new areas in which we may compete with BSNL, transactions with BSNL or the assertion of claims against BSNL.  When considering many of these matters, the DOT may also take into account the interests of BSNL, the largest government-owned telecommunications company.  Failure by the DOT to resolve conflicts involving MTNL and BSNL in an equitable manner could have a material adverse effect on our business prospects.

We have significant amounts due from related parties and our inability to collect them or change the terms of our arrangements with our related parties could adversely affect our revenues and profitability.  See Notes 3, 4, 19, 22(c), 22(d), and 25 to our consolidated financial statements and Item 7B. “Related Party Transactions” and Item 4B. “Business Overview - Legal Proceedings” in this report.

India’s Ministry of Communications has appointed private sector banks to act as consultants to advise on restructuring BSNL and MTNL.  We understand that these consultants have submitted their reports.  There have been media reports about consideration of a merger of our companies or the transfer by the DOT of their shares in MTNL to BSNL or to a holding company that would control both MTNL and BSNL or the listing of BSNL shares on a national securities exchange.  We cannot assess the likelihood of such a transaction, or the impact of such a transaction on our business or the value of our shares or ADSs.

We do not have title to property, and we cannot sell our properties without payment of stamp duties and registering properties in our name.

In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to MTNL by an order of the government of India (the “Government”) and a deed of sale was executed by the Government in our favor representing an irrevocable transfer.  Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal, duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the DOT, transferred by the Government to MTNL has been executed but has not been registered with the appropriate municipal authorities.  The formal transfer deed and physical delivery of possession of the DOT’s non-real estate assets has resulted in the transfer of such non-real estate assets of the DOT to MTNL in Delhi and Mumbai.  See Item 4B. “Business - Overview - Legal Proceedings” in this report.

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate.  We may be liable for stamp duty, if any, upon registration (other than with respect to the DOT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by MTNL from the Government as at March 30, 1987 are to be borne by the Government.  We have been advised by our counsel that although we have valid possession including the risks and rewards of ownership and title to all of our property to enable MTNL to perfect and thereby acquire marketable title to real property in our possession, we would need to have relevant documents relating to transfer or lease of real property duly registered and stamped.  Accordingly, we cannot sell our properties without payment of stamp duties and registering the properties in our name.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.   In certain areas management concluded that there were material weaknesses in our internal controls.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.  If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

We are incorporated in India and investors should be aware that there are differences in the governance standards and shareholder rights for a U.S. company and those applicable to a foreign issuer such as MTNL.  Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including Sarbanes-Oxley Act of 2002, U.S. Securities and Exchange Commission (SEC) or New York Stock Exchange (NYSE) rules or regulations, Securities and Exchange Board of India (SEBI) rules, and Indian stock market listing regulations create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.  See Item 16G. “Corporate Governance” in this report.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources.  We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. As of March 31, 2009, management had concluded that our internal controls over periodic reporting were not effective by reason of certain material weaknesses, particularly as to reconciliation of subscriber deposits, accounting for related party transactions and information technology controls.  These deficiencies could result in misstatements in reporting in those areas.  We had undertaken and completed certain initiatives and remedial action in those areas during the 2009 fiscal year and are continuing such remedial action.  See Item 15. “Controls and Procedures” in this report.

We received a demand to pay sales tax in respect of certain historical telecommunications revenues, primarily telephone rental charges.  We are not yet able to estimate our potential aggregate liability, but it could be large and have a material adverse effect on our results of operations, financial condition and cash flow.

We have received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs.682 million in sales tax for fiscal 2003-2004 on certain telecommunications revenues, mainly telephone rental charges.  See Item 4B.  “Business Overview - Sales Tax” in this report.

We have challenged the demands raised before the respective high courts and we were granted interim stays against enforcement of the demands. However this stay order is subject to the outcome of the Supreme Court judgment on the issue.  During the year ended March 31, 2006, the Supreme Court of India has concluded in the BSNL Vs Union of India case that rendering basic services does not amount to a “transfer of right to use the telephone system”.  Hence the imposition of the sales tax on any facility of the telecommunication services is untenable in law.  Based on opinion received from legal counsel and drawing reference to the judgment of the Supreme Court of India in the abovementioned case, management believes that the sales tax departments would have to withdraw their demands of sales tax on basic telephony and that an adverse outcome in respect of the above demands is remote.  The legal case filed in the Sales Tax Tribunal Maharashtra has been remanded to the Commissioner to reconsider the issue in light of the above Supreme Court judgment.

If we were required to pay sales tax in respect of certain historical revenues, including telephone rentals, such payments could have a material adverse effect upon our results of operations, financial condition and cash flow.  At this time, we cannot estimate potential aggregate actual liability associated with sales tax.

Our net income would decrease if the Government of India imposes additional taxes or withdraws or reduces tax benefits or other incentives.

In recent years, the government of India has introduced taxes on various services provided within India.  The Finance Act, 2008 included services provided in relation to information technology software under the ambit of service tax, if it is in the course or furtherance of the business.  As a result, service providers are required to pay a tax of 10% (excluding applicable education cess) on the value of services provided to customers.  The government of India may expand the services covered under the ambit of this tax to include various services provided by MTNL.  This tax, if expanded, could increase our expenses, and could adversely affect our operating margins and revenues.  Although currently there are no material pending or threatened claims against MTNL for service taxes, such claims may be asserted against MTNL in the future.  Defending these claims would be expensive and divert our attention and resources from our operations.

Risks Relating to Investments in Indian Companies

There are risks of political uncertainty in India that could affect our business.

During the past decade, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. A coalition government is in power. We cannot assure that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well, and also could result in increases in wages.  A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and could adversely affect the telecommunications licensing and regulatory framework in which we operate our business.

A slowdown in economic growth in India may adversely affect our business and results of operations.

Our performance and the quality and growth of our business are necessarily dependent on the health of the overall Indian economy.  The Indian economy has grown significantly over the past few years.  Any future slowdown in the Indian economy, as well as in other countries where we do significant business, could harm our customers and other contractual counterparties, and thus negatively impact MTNL.  In addition, the Indian economy is in a state of transition.  The share of the services sector of the economy is rising while that of the industrial, manufacturing and agricultural sector is declining.  It is difficult to gauge the impact of these fundamental economic changes on our business, however, our revenues would be adversely affected by slowdowns in the IT sector.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely affect the Indian economy and cause our business and the market for our equity shares and ADSs to suffer.

The recent global economic and credit conditions in the United States, Europe and Asia have affected the Indian economy in varying degrees.  Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India.  A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and, indirectly, in the Indian economy in general.  Any worldwide financial instability could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and ADSs, and upon the exchange rates for the Indian rupee.

Social conflict, terrorism and related military activity may adversely affect the Indian economy or world economic activity, either of which could adversely affect our business and the prices of our equity shares and ADSs.

Terrorist attacks, such as the attacks of July 11, 2006 in Mumbai, and the attacks in November 2008 in Mumbai, and other acts of violence or war in India and surrounding area have the potential to have a direct impact on our business, as the majority of our revenues are derived from customers located in Delhi and Mumbai.  Furthermore, such terrorist attacks, threats or war in India could cause a disruption in the delivery of our services to our customers, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our customers or potential customers to delay or postpone the purchase or use of our services or to choose other vendors for the services we provide, as well as an adverse impact on the market price of our equity shares.

The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.

Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters.  In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our customers engagements in a timely manner, if at all.  Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property.  In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which a substantial number of our customers are located, we face the risk that our customers may incur sustained business interruption which may materially impair our ability to service such customers.

Risks Relating to the ADSs and Equity Shares

Ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

India’s restrictions on foreign ownership of Indian companies limit the number of shares that may be owned by foreign investors and generally require government approval for foreign ownership.  The maximum foreign ownership permitted in MTNL without prior governmental approval is 49% under the sectoral caps currently provided for by the government of India and the Reserve Bank of India.  Investors who withdraw equity shares from the depositary facility will be subject to Indian regulatory restrictions on foreign ownership of equity shares upon withdrawal.  It is possible that this withdrawal process may be subject to delays.  See Item 10. “Additional Information - Indian Foreign Exchange Controls and Securities Regulation” in this report.

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

Because of Indian legal restrictions, despite recent relaxations, the supply of ADSs may be limited.  Under procedures recently adopted by the Reserve Bank of India, the depositary will be permitted to accept deposits of our outstanding equity shares and deliver ADSs representing the deposited equity shares to the extent, and limited to the number, of ADSs that have previously been converted into underlying equity shares.  Under these new procedures, if you elect to surrender your ADSs and receive equity shares, you may be unable to re-deposit those outstanding equity shares with our depositary and receive ADSs because the number of new ADSs that can be issued cannot, at any time, exceed the number of ADSs converted into underlying equity shares or result in foreign equity in MTNL exceeding 49%.  This may restrict your ability to re-convert the equity shares obtained by you to ADSs.  Also, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to MTNL details of the holder of record.  Any investor who fails to comply may be liable for a fine of up to Rs.1,000 for each day such failure continues.  See Item 10. “Additional Information—Indian Foreign Exchange Controls and Securities Regulations” in this report.

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

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75% of the company’s shareholders present and voting at a shareholders’ general meeting.  Holders of our ADSs as well as our shareholders located in the United States may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time.  We do not commit that we would file a registration statement under these circumstances.  If we issue any such rights in the future, the rights would be issued to the depositary, which may sell the rights in the securities markets in India for the benefit of the holders of our ADSs.  There can be no assurance as to the value, if any, the depositary would receive upon the sale of the rights.  To the extent that holders of our ADSs as well as our shareholders located in the United States are unable to exercise preemptive rights, their proportional interests in MTNL would be reduced.

ADS holders may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

Holders of ADSs as well as our shareholders located outside India will be subject to currency fluctuation risks and convertibility risks, since our equity shares are quoted in Indian rupees on the Indian stock exchanges on which they are listed.  Dividends on our equity shares will also be paid in Indian rupees, and then converted into US dollars for distribution to ADS holders.  Holders that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each transaction.  In addition, holders that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers.  Holders of Indian rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India.

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

ADS holders may not be able to enforce a judgment of a foreign court against MTNL.

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

It may not be possible for holders of our ADSs or our shareholders to effect service of process upon MTNL or our directors and executive officers and experts named in the report that are residents of India outside India or to enforce judgments obtained against MTNL or them in foreign courts predicated upon the liability provisions of foreign countries, including the civil liability provisions of the federal securities laws of the United States.

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

An active or liquid trading market for our ADSs is not assured.

An active, liquid trading market for our ADSs may not be maintained in the long term.  We cannot predict the extent to which an active, liquid public trading market for our ADSs will continue.  If there is no longer any active trading market for our ADSs, or if we fail to meet eligibility requirements, we may be required to delist from the NYSE, which could adversely affect the price of our ADSs and, potentially, our equity shares.  Although holders of ADSs are entitled to withdraw the equity shares underlying our ADSs from our depositary at any time, there is no public market for our equity shares in the United States.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the depositary will mail to ADS holders any notice of shareholders’ meeting received from MTNL along with information explaining how to instruct our depositary to exercise the voting rights of the securities represented by ADSs.  If the depositary receives voting instructions from ADS holders in time, relating to matters that have been forwarded to them, it will endeavor to vote the securities represented by those ADSs in accordance with such voting instructions.  However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit.  We cannot assure that all ADS holders will receive voting materials in time to enable them to return voting instructions to the depositary in a timely manner.  Securities for which no voting instructions have been received will not be voted.  There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs.  Accordingly, ADS holders may not be able to participate in all offerings, transactions or votes that are made available to direct holders of our equity shares.

Although announced policy indicates there is no intention to do so, possible sales of our equity shares by the government of India could affect the value of our ADSs.

The government of India holds approximately 56.25% of our outstanding equity shares.    There have been no indications that the current government of India plans to further reduce its shareholding in MTNL through a sale of equity.  As a result, this ownership affects the voting by shareholders and the ability to influence any third party transactions, such as mergers or other business combinations.

Any future disposal of equity shares by the Indian government could adversely affect the trading price of our equity shares and ADSs.

Item 4.	Information on the Company

4A.	History and Development of the Company

The Company was incorporated in New Delhi, India, on February 28, 1986 under the Indian Companies Act, 1956.  Our principal executive office is located at 12th floor, Jeevan Bharati Tower—1, 124 Connaught Circus, New Delhi—110001, India, and our telephone number is +91-11-2374-2212.

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

In December 1991, with a view towards fulfilling its objective of facilitating the rapid introduction of new services and technology, the DOT invited bids from Indian companies with a maximum of 49% foreign ownership for two non-exclusive GSM cellular licenses in each of the cities of Kolkata (formerly called Calcutta), Chennai (formerly called Madras), Delhi and Mumbai.  The private operators commenced cellular services in late 1995.  In October 1997 we were permitted to provide GSM cellular service in Mumbai and Delhi.  Beginning in 1995, the DOT also invited tenders and awarded cellular licenses for the regional “circles” established for the purpose of licensing cellular services in the rest of India.  We believe that as of May 31, 2009, there were approximately 415 million cellular subscribers in India.

Since 1992, as part of its general policy of gradually reducing its holdings in public sector enterprises, the Indian government sold a portion of its equity holdings in MTNL and VSNL (now Tata Communications Ltd) to certain mutual funds, banks and financial institutions controlled by the government of India.  In our 1997 global depositary receipt offering, the Indian government sold 40 million of our equity shares represented by 20 million global depositary receipts, constituting 6.3% of our then outstanding equity shares.  Additionally, in 1997 and 1999, the Indian government sold additional equity shares of VSNL in the form of global depositary receipts, thereby reducing its equity interest in that company to 51%.  In February 2002, the government of India divested an additional 25% interest in VSNL to the Tata Group through a competitive bidding process.

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

In order to achieve these objectives, the Indian government decided to permit private sector involvement in basic telecommunications services, which, in the Indian context, includes basic fixed-line access service and a number of other telecommunications services (including CDMA-based fixed wireless and mobile services (without roaming)), other than long distance services, cellular service and Internet access.  Accordingly, in September 1994, the Indian government announced its “Guidelines for Private Sector Entry into Basic Telecom Services,” and beginning in 1995 began to invite tenders from companies with no more than 49% foreign ownership for basic service licenses for the regional “circles” established for licensing basic telecommunications services.  After a period of consolidation, the most prominent private-sector providers of basic telecommunications services currently include Bharti Televentures Limited, Tata Teleservices and Reliance Infocomm, each of which operates in multiple circles.  Tata Teleservices and Reliance Infocomm both operate in the circles that include Mumbai and Delhi, and hence now compete with MTNL in those areas.  Bharti Televentures Limited also provides basic services in Delhi.

In February 1997, a multilateral agreement on basic telecommunications services was agreed to among member governments of the World Trade Organization.  As part of this agreement, the Indian government has reaffirmed its commitment to further liberalize the Indian telecommunications sector through the licensing of new basic and cellular service providers.

In March 1997, the government established the Telecom Regulatory Authority of India (TRAI), an independent regulatory authority with broad regulatory powers over the telecommunications industry in India, including the power to set rates on domestic and international telecommunications services and determine the terms and conditions of interconnect arrangements between service providers.  These regulatory powers had previously been vested in the DOT, which controls MTNL and is part of the Ministry of Communications.  However, the power to grant, renew or revoke licenses remains with the DOT.

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

In October 1999, the DOT, which had both performed the role of licensor and policy maker for the Ministry of Communications and operated as India’s domestic long distance service provider and basic service provider (except for the areas of Delhi and Mumbai, which are covered by us), was bifurcated into two departments.  The DOT/Telecom Commission, or the DOT, now performs the role of licensor and policy maker, and the Department of Telecom Services, functions as the government of India’s local and long distance network service provider.  In October 2000, the Department of Telecom Services’ local and long distance business was corporatized into a new company named BSNL.  The Indian government has also recently established an independent Information Technology Department within the Ministry of Communications (now formally known as the Ministry of Communications and Information Technology).  The IT department will, among other things, promote the Internet, e-commerce and knowledge based industries.  Internet licensing functions will remain with the DOT.  The DOT controls the equity shares in MTNL that are held by the Indian government and appoints all of the directors on our 12-seat board.  See Item 6A. “Directors and Senior Management” in this report.

ILD and NLD Licenses Simplified

The Government has constantly endeavored to usher in policy decisions that could facilitate affordable public telecom facilities, in accordance with the New Telecom Policy, 1999.  In line with this strategy, in December 2005, the Government made a major decision to remove various to further liberalise the NLD (national long distance) and ILD (international long distance) licenses in order to facilitate the growth of the IT and IT-enabled services in India.  Some of the changes brought about by such decisions are as follows:

(a)	NLD Service License

(i)	The entry fee for new NLD licenses was reduced from Rs.100 crore to Rs 2.5 crore. Likewise, the annual license fee for NLD licenses was reduced from 15% to 6% of AGR effective January 2006.

(ii)
The NLD licenses had stipulated a mandatory provision of setting up of a point of presence in each long distance charging area.  Mandatory roll out obligations were no longer required for future NLD license and existing licenses.

(iii)	The net worth requirement and paid up capital requirement of the applicant company for NLD licenses was reduced to the level of Rs.2.5 crore from Rs.250 crore.

(iv)
To facilitate promotion of the BPO/KPO industry, NLD service providers were permitted to access the subscribers directly for provision of leased circuits/closed user groups i.e. they can provide last mile connectivity.

(b)	ILD Service License

(i)	The entry fee for new ILD licenses was reduced from Rs.25 crore to Rs.2.5 crore.

(ii)	The annual license fee for ILD licenses was reduced from 15% to 6% of AGR, effective January 2006.

(iii)	There is no further need to have mandatory roll out obligation for ILD service licenses except for having at least one switch in India.

(iv)	ILD service providers can access the subscriber directly only for provision of leased circuits/closed user groups.

(v)	The net worth and paid up capital of the applicant company for ILD service license was reduced to Rs.2.5 crore.

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

(vi)	IP-VPN licensees which are not interested in migrating to NLD/ILD are not permitted to carry voice traffic over VPN network.

(f)	VSAT commercial

(i)	Annual license fee charged at 6% of AGR effective January 2006.

Approximate number of licenses for providing telecom services issued as of March 31, 2009 are:

SUMMARY OF LICENSES
LICENSEES	NO. OF LICENSEES
Basic Licensees	2
CMTS Licenesees	39
UAS Licensees	240
NLD Licensees	23
ILD Licensees	18
Total Licensees	322

The table indicates that the increased nature of competition among the telecom service providers.  We are making efforts to keep the pace with the industry.

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

In April 2008, we received in-principal approval to use CDMA technology under the existing Cellular Mobile Telephone Service (CMTS) License for Delhi and Mumbai service areas.  We are using CDMA technology (in addition to GSM technology being used by us) under the CMTS license for Delhi and Mumbai service areas.

In October 2008, we submitted a request to the DOT that instead of migration to Unified Access Service License (UASL) from the CMTS license, we may be permitted to use dual technology (both GSM and CDMA) under the existing CMTS License for the service areas of Delhi and Mumbai.

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

In response to the above DOT instructions, our GSM subscriber base reduced from approximately 2.7 million to 2.5 million during the period March 2007 to April 2007.  As of May 31, 2008, our GSM subscriber base had grown to 3.35 million.  As of  May 31, 2009, our GSM subscriber base had grown to 4.26 million.

For verification of identity /address proof, the DOT issued the following instructions /clarification, letter no ADG(VAS-11)  842-725/2005/157, dated March 23, 2009, regarding booking of mobile customers for compliance with immediate effect.

-- Outstation Customers:  Applicants for mobile phone connections from within the license service area or the state/UT concerned, whichever is more encompassing, should not be treated as outstation customers. For local reference of outstation customer, the name, address and contact phone number of local referee must be obtained from outstation customer apart from PIA (Proof of Identity/Address). The local reference must be verified telephonically at the point of sale before issue of SIM card and cross-verified by the service provider at the time of verifying clause 3(ii) of the DOT, dated November 22, 2006.

-- Proof of Identity:  The instructions clarified that because in rural areas in some of the states, the head of Panchyat may be known by different name, a certificate of photo identity/address as the case may be issued by Head of village Panchayat or its equivalent authority should also be accepted as proof of identity or address.

With reference to DOT letter NO 800-08/2007-AS-11/24, dated April 16, 2008, the instructions clarified that a ration card with photo and address shall also be accepted as PIA in all license service areas for issue of mobile connection.

-- Additional Documents:  The following documents also would be acceptable as proof of identity/address

1.  address card with photo issued by Dept of Posts as PIA

2.   smart card issued by CSD, Defence/Paramilitary as POI

3.   current passbook of Post office/PSU bank as POA, with photo as PIA

-- PIA for foreign tourists:  In case of foreign tourists visiting India, apart from details of local reference mentioned above for additional documents, a copy of a passport with valid visa stamp therein would be acceptable for issuing mobile connections. In case of no local reference, the address of stay would be indicated.

We have implemented the procedure for ‘Do not call’ for Telecom Unsolicited Commercial Communication in the service areas of Delhi and Mumbai, in accordance with a March 2008 amendment by Telecom Regulatory Authority of India, the Telecom Unsolicited Commercial Communications Regulations, 2007 (4 of 2007).

Mahanagar Telephone Nigam Limited

Mahanagar Telephone Nigam Limited is the principal provider of fixed-line and other basic telecommunications services in Delhi and Mumbai.  Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India.  At the end of fiscal 2009 our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 3.69 million fixed lines in service.  In February 2001, we launched our cellular services using global system for mobile communications, or GSM, technology in Delhi and Mumbai and had approximately 4.18 million subscribers as of March 31, 2009.  GSM is the European and Asian standard for digital mobile telephone networks.  We launched CDMA-based services in 1997 based on limited mobility, and at the end of fiscal 2009 had approximately 0.18 million limited mobile subscribers in Mumbai and Delhi.  CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference.  We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 1.43 million Internet access subscribers at the end of fiscal 2009.  We recently launched 3G GSM services in Delhi and Mumbai.

We believe that the size of the markets in Delhi and Mumbai, the economic environment, the Indian government’s ongoing liberalization of the telecommunications industry and the still low level of penetration of fixed-line, mobile and cellular services in these two areas and the low level of penetration of Internet services in India provide opportunities for future industry growth.

The number of our access lines in service grew at a compound annual growth rate of 7.99% from March 31, 2000 to March 31, 2009.  In fiscal 2009, these lines increased by 11.73%, due to cellular services.  In fiscal 2009, our network had approximately 3.59 million access lines in service in Delhi and approximately 4.47 million access lines in service in Mumbai.  In addition, our access lines in service per employee increased from 66 at March 31, 2000 to 175 at March 31, 2009.

We derive our revenue primarily from local, domestic long distance and international calls that originate from our network.  In fiscal 2009, approximately 22% of our revenue was derived from call charges, 62% from rentals of telephones, access lines and other telecommunications equipment and use of our value-added services and 5% from public call offices.  Interconnect revenue, which is revenue derived from other telecommunications service providers for calls made into our network, accounted for 11% of our revenues in fiscal 2009.  Local calls are carried on our network, unless the termination point is in the network of one of the cellular operators or one of  the new private-sector basic service providers in the locality.  We have been carrying our own traffic between Delhi and Mumbai since May 2006. Other domestic long distance calls continue to be passed from our network to the domestic telecommunications network operated by BSNL, although we have entered into interconnect agreements with the new private-sector domestic long distance service providers and intend to pass such domestic long distance calls also through such other providers.  In addition, currently all international outgoing calls continue to be passed from our network to international gateways operated by VSNL, India’s former government-controlled international long distance carrier, although we have entered into interconnect agreements with other private-sector international long distance carriers and have plans for joint development with BSNL of submarine cable to connect the east and west coasts of India with Malaysia and the Middle East (and ultimately Europe and the USA).

We expect competition to continue to increase in all major sectors of the Indian telecommunications industry, as both government and private-sector companies continue to invest in capacity expansion and seize opportunities to enter new geographical areas and lines of business.  See “— Business Overview—Competition” below.

Licenses/License Areas

We provide all of our telecommunications services, other than Internet, under a single, general, non-exclusive license.  The license initially granted to MTNL in 1986 was effective for a five-year period that ended on March 31, 1991.  The term of the license has been extended for a 25-year period ending March 31, 2013 for basic services.

In October 1997, our license was amended to explicitly include cellular services and radio paging, and our license for such additional services currently extends to October 2017.  The license is not specific as to the type of cellular technology that we may use.  The license covers areas within the territorial jurisdiction of the State of Delhi and the areas covered by the municipalities of Mumbai, Navi Mumbai and Thane.  The DOT has extended the scope of our license to allow MTNL to provide cellular services in certain surrounding areas of Delhi and Mumbai covered by other cellular operators in those cities.  The license specifies that we may provide local, domestic long distance access (through interconnection with domestic long distance operators) and international long distance access (through interconnection with networks of international long distance operators), as well as telex and leased line services.  Specifically, our license permits MTNL to originate, terminate and transit domestic and international long distance calls.  However, we believe that our license would need to be amended if we wanted to enter the market for domestic long distance utilizing our network.  In June 2008, we were granted the ILD license for providing international long distance services.

The DOT retains the right to revoke our license after giving one month’s notice to MTNL.  The DOT also retains the right, after giving notice to us, to modify the terms and conditions of our license at any time if in their opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector.  A revocation of the license or a change in significant terms of the license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity could limit our ability to operate particular lines of our business or result in increased costs in the form of increased license fees or costs associated with applying for new licenses, or contesting limitations on our licenses.

We provide our Internet services in Delhi and Mumbai under separate non-exclusive license agreements.  These licenses were granted in November 1998, and currently extend to September 7, 2017.  In addition, our wholly owned subsidiary, Millennium Telecom Limited (MTL), provides Internet access services throughout India under a license granted in 2000 for an initial period of 15 years.  The government of India agreed in principle that BSNL have an equal equity participation in MTL, however no transaction has been effected.

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

Strategy

Key elements of our strategy include the following:

•
Expand GSM Cellular and CDMA Mobile Services in Delhi and Mumbai.  We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, and currently have an installed capacity of 17.75 lakh lines in Delhi and 23.25 lakh lines in Mumbai. We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base.  To meet the growing demand of our cellular service, GSM capacity in each of Delhi and Mumbai has been planned to be further expanded by two million (including 750K line 3G), of which 1000K (750K 2G and 250K 3G) GSM capacity has already been commissioned in each of Delhi and Mumbai.  The remaining 1000K 2G/3G GSM capacity is under installation in Delhi and Mumbai.

•
Further Develop and Modernize our Network.  We intend to continue to invest in expanding and upgrading our network to improve our quality of service.  Through expansion and modernization of our network, we seek to improve the capacity of our network, reduce network failure rates, improve call completion rates and decrease average waiting time for new lines as well as support our Internet and value-added services.  For this:

We placed a PO (Purchase Order) to add 32K tandem capacity based on NGN - next generation network - in each of Delhi and Mumbai, which was commissioned in March 2009.

We placed a PO for the supply of 42 terminals (22 for Delhi and 20 for Mumbai) of 40 channel 10 GB/channel DWDM equipment was placed to strengthen the transmission network.  Installation and testing of this equipment is being conducted.

We have introduced broadband technology based on ADSL2+, capable of providing triple play services (video, voice and data), in a significant way.  We placed a PO for the further addition of one million broadband ports for Delhi and Mumbai.

Further, in 2007/08, we commissioned a state of art IP/MPLS core network in Delhi and Mumbai to provide a converged IP network for all services.  This network is currently carrying our Broadband, IPTV and GSM traffic.  Layer 2 and Layer 3 VPN services are also being provide by MTNL through this network.  We are working on the expansion of the IP/MPS network so as to further extend the IP reach of this network.

In addition, we are replacing our old PDH transmission network with synchronous digital hierarchy technology and are continuing to implement fiber-in-local-loop and wireless-in-loop technologies where appropriate.

•
Enhance Value-added Services.  We provide our subscribers with value-added services such as call-waiting, call-forwarding, wake-up calls, absent subscriber service and caller identification at no charge or for a nominal fee.  Tie up has been done with various content providers to provide VAS on WAP, SMS, GRPS and voice portals, as well as news, weather, cricket, astrology, chat, monophonic ring tones, picture manage and logos, PNR alerts, job alerts, commodity and stock status on SMS and Premium SMS services. Polyphonic Ring tone, True tone sing tone, video ring tones, video clip download, video games, Bluetooth games, animated pictures, video download on non-video phones, booking of movies ticket, and e-mail access over GPRS service are also being provided.

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

•
Selectively Target International Opportunities.  We plan to selectively target expansion opportunities outside India where we can leverage our expertise and relationships.  Our Nepal joint venture, United Telecom Limited, in which we hold a 26.7% equity interest, has commenced wireless in local loop services as the first private-sector telecommunications operator in that country and had a subscriber base of approximately 136,000 as of March 31, 2009.  We have also been awarded licenses to provide basic, mobile and international long distance service in Mauritius, where we operate through a 100%-owned subsidiary.  As of March 31, 2009, we had approximately 73,500 customers in Mauritius.  We are also examining other international opportunities.

•
Enter the Market for International Long Distance Services.  We intend to lay submarine cable jointly with BSNL from both the east and west coasts of India to Far East Asia and Middle East Asia, respectively,  to carry voice and data traffic, and with an intent to further extend to the US and Europe from both sides of the globe.

•
Expand Internet Services.  We commenced our Internet service provider operations in February 1999 with an initial network capacity to support up to 5,000 subscribers in each of Delhi and Mumbai.  As of March 31, 2009, we had approximately 1.43 million Internet access users.  We have also started providing high speed internet services on broadband.

•
Focus on Customer Service.  In order to strengthen the loyalty of our customers, attract cellular subscribers and improve our competitive position, we have a program to improve customer service and become more responsive to the needs of our subscribers.  We have introduced improved bill collection and payment procedures (including bill payment over the Internet and via credit card), opened Tele-marts at which most subscriber services are available, introduced telephone directories on the Internet and on CD-ROM and implemented a customer service management system.  Our customer service management system enables our staff to provide customers with access to a range of “on-line” services, including registration for new telephone lines, changes of address and issuances of bills, and allows MTNL to monitor complaints from a single point of contact.  We have identified high usage “commercially important persons” and are making all efforts to strengthen our relationship with these subscribers.  We also have strengthened the customer care help lines for all services and posted additional trained staff on these help lines as well as in Sanchar Haats to provide on the spot solutions to all the requirements of our customers.

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

2.
Public call offices:  Public call offices consist of both manned offices where people can make local, long distance and international calls, and coin operated telephone booths.  At March 31 2009, public call offices accounted for 5.76 % of our total wire lines in service. The coin-operated public call offices offer only local call service, while the franchised public call offices offer local, domestic long distance and international call services.  We pay a commission to the franchisees amounting to 40% of the tariffs charged by the franchisee on local calls and 20-30% of the tariffs charged by the franchisee on domestic long distance depending on the number of calls per fortnight and international calls.  The franchisees charge the same tariffs we do for these services.

3.
3G cellular services:  In December 2008, we inaugurated 3G mobile services in Delhi, which was the first launch of 3G services by any operator in India.  The 3G technology is the natural evolution of 2G services and will facilitate higher speed and data throughputs enabling the delivery of a wide range of multimedia services such as video streaming, movie downloads, mobile TV, M-commerce and other functions.

In February 2009, we launched 3G services in the NDMC area of Delhi (with 50 Node B’s) with the brand name “Jadoo”.  However, the commercialization of services throughout Delhi will take some more time.  In May 2009, we launched 3G services in MTNL Mumbai on a trial basis.  By the end of this year, 3G services are expected to be available to all the subscribers/areas of Delhi and Mumbai.  We expect to roll out around 820 nos. of Node B in each city.  In order to provide high speed data services to our 2G/3G customers, we are in the process of procurement of data cards (HSDPA) through open tender.

4.
GSM cellular services (including value-added services) in Delhi and Mumbai:  In February 2001, we launched our cellular mobile services using GSM technology (the European and Asian standard for digital cellular telephony) in Delhi and Mumbai under the brand name Dolphin.  In 2002, we introduced our prepaid cellular services under the brand name Trump.  As of March 31, 2009, we had approximately 41.77 lakhs GSM cellular subscribers.  We provide national roaming facilities for our GSM cellular customers through the networks of BSNL outside Mumbai and Delhi and have established roaming facilities for our customers in approximately 200 countries.  As of March 31, 2009, we had installed a cellular network with a capacity of 17.75 lakh lines in Delhi and 23.25 lakh lines in Mumbai.  GSM capacity in Delhi and Mumbai was planned to be further expanded by 2 million each (including 750K line 3G), of which 1000K (750K 2G and 250K 3G) GSM capacity has already been commissioned in Delhi and Mumbai, and the remaining 1000K 2G/3G GSM capacity is under installation in Delhi and Mumbai.

5.
Value-added services:  We offer value-added services on GSM such as call-waiting, call-forwarding, wake-up calls, absent subscriber service (informing callers that the subscriber is unavailable) and caller identification, friends & family, night talk, VMS call conference, WAP and voice mail.

6.
Mobile and fixed-wireless services based on CDMA technology:  In May 1997, we began implementing wireless-in-local-loop services using CDMA technology for fixed wireless and mobile operations on a commercially experimental basis with a single exchange and capacity for 1,000 subscribers in Delhi. Wireless-in-local-loop services use wireless links from a local exchange in place of conventional cables. Two types of service are provided.  One type employs a handset that is fixed to a subscriber’s premises for “fixed wireless” service, while the other employs a mobile telephone -or “mobile” or “limited mobility” services.  CDMA fixed wireless is a substitute for fixed-line access.  Fixed wireless allows MTNL to enhance basic service penetration, provide quicker installation and cover areas where the installation of cable would not be economical.  Our CDMA mobile service is marketed under the brand name Garuda.

Our CDMA mobile service initially offered only limited mobility within Delhi and Mumbai, as we are not permitted to offer roaming facilities on this service.  We recently launched roaming facility in Garuda/CDMA in Delhi and Mumbai.  If we obtain the newly-available Unified Access License we will be able to offer full mobility.

On March 31, 2009, the current capacity of WLL was approximately 550,000 and 548,000 for Delhi and Mumbai, respectively.  At such date, we had approximately 184,000 CDMA mobile connections and 122,000 fixed wireless connections.

7.
ISDN services: We provide narrow-band ISDN services that allow subscribers to send high speed data make telephone calls with high quality voice transmission and hold desktop video conference over a single line.  In the past, the development of independent networks for a variety of services (such as voice, telex, packet-switched data and leased lines) made each of them relatively expensive.  ISDN technology allows a wide range of data services to be made available to the subscriber through a single connection and at a reduced cost.  We believe these high speed data transmission products will help MTNL to attract high usage subscribers.  We introduced narrow-band ISDN services in August 1996, and, at March 31, 2009, we had approximately 25,600 subscribers to this service.

8.
Broadband and Internet services:  We commenced our Internet service provider operations in February 1999 with initial equipment capacity to support up to 5,000 subscribers in each of Delhi and Mumbai.  We experienced significant demand for this service and have since expanded our Internet services capacity to support additional subscribers in each of Delhi and Mumbai.  As of March 31, 2009, we provided our Internet services to a total of approximately 1.43 million subscribers in Delhi and Mumbai.

We also enable our customers to access the Internet without having to subscribe for Internet service.  They can access the service and later be billed on the basis of calling line identification usage.  The number of customers who use this service is much higher than our number of Internet subscribers.  In 2004, we launched our broadband services under the brand name “Triband” in Delhi and Mumbai simultaneously.  This service has found significant acceptability, with customers and subscribers bases grown rapidly.

We plan to expand broadband services on a large scale based on the ADSL technology.  ADSL means asymmetric digital subscriber loop, a technology that allows combinations of services including voice, data technology and one-way full motion video to be compressed and delivered over existing copper cables.  These high speed data services are in strong demand from large corporate, financial, media, public service and education institutions.  We began using ADSL 2+ in January 2005.  The broadband customer base as on March 31, 2009 was 6.96 lakh. The installed capacity of broadband ports as of March 31, 2009 was 10.15 lakh.

9.
Leased line service:  We provide point-to-point leased line services for local, domestic long distance and international connectivity.  Subscribers can use our leased lines to assemble their own private networks between offices within Delhi and Mumbai or together with BSNL, between Delhi and Mumbai and to other Indian cities.  Leased line services can be used for voice and data transmission at various bandwidths.  In addition, we earn revenues from leasing circuits to cellular operators in Delhi and Mumbai to interconnect their networks to our network.  At March 31, 2009, we had approximately 53,000 leased line subscribers.

10.	Telex and Intelligent Network services: We are introducing Intelligent Network services over our entire network which at present includes:

•      calling card service

•      toll free calling service

•      premium rate “0900”number service

•      televoting service.

11.
Interconnection with domestic international long distance carriers and with basic and cellular operators in Delhi and Mumbai:  We provide local telephone services in Delhi and Mumbai as well as domestic and international long distance through our connectivity with BSNL’s domestic long distance network and. VSNL’s international gateways.  Since May 2006, we have carried our own traffic between Delhi and Mumbai.  We derive revenues from tariffs we collect on local domestic long distance and international calls that originate on our network.  Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls.  Usage is measured by pulses, which are time-based limits of measure, metered at the relevant exchanges.  A set of pulse durations is established for each category of calls (i.e., local, domestic long distance or international long distance), and within each category, pulse durations vary depending on one or more of the following factors:  call distance; time of day; type of network on which the call is terminating (i.e. fixed, GSM cellular or CDMA mobile); destination country (for international long distance only); subscriber plan (for local calls only); and whether the call is within a circle or between two different circles (for domestic long distance only).  We estimate that, based on recent sample data, local calls constitute approximately 82.86% of our total pulses, while domestic long distance and international calls constitute approximately 12.28% and 4.87% of our pulses, respectively.  We are focused on increasing call volumes by promoting use of our value-added services and the use of long distance services.  In June 2008, we received a license to enter the international long distance service market.  We intend to lay submarine cable jointly with BSNL from both the east and west coasts of India to the far East and the Middle East, respectively, to carry voice and data traffic.

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

Recently Introduced Services and Capacity Upgrades

•      We added 750K 2G GSM capacity each in Delhi and Mumbai.

•      We installed 250K 3G GSM capacity each in Delhi and Mumbai.

•      In March 2009, we commissioned 32K tandem capacity based on Class 4 NGN (Next Generation Network), each in Delhi and Mumbai.

•      We installed 200K broadband equipment in Mumbai and we are completing installation of 300K broadband equipment in Delhi.

•      We launched 3G mobile services in Delhi and Mumbai, which is the first ever 3G services launched by any operator in India.

•      We launched VOIP (Voice over Internet Protocol) service in both Delhi and Mumbai on revenue sharing basis.

•      We are offering triple play services, i.e. voice, high speed Internet and IPTV, on the broadband network.

Services Under Development

•      We plan to add one million lines in net switching capacity including capacity for WLL and GSM and 120,000 KMs. of optical fiber in Delhi and Mumbai in fiscal 2010.  Our other plans include:

•      GSM capacity expansion - We placed a PO for the expansion of 100K 2G/3G GSM capacity in Delhi and Mumbai with Motorola and ITI, respectively.  The deployment of equipment is in progress in both places.

•      Broadband capacity expansion - We placed a PO with Alcatel for the further addition of one million broadband ports for Delhi and Mumbai.

•      DWDM - We placed a PO for the supply of 42 terminals (20 Delhi and 22 Mumbai) of 40 channels 10 GB/channel DWDM equipment to strengthen our transmission network.  The installation of the equipment is in progress.

•      Convergent billing - We are installing a state of the art convergent billing and CRM system.  This will facilitate CDR based billing, single bill for all services to the subscribers, flexibility in billing and innovative tariff packages for subscribers and thus should help in reducing billing complaints.  Presently, the printing of bills and IUC billing in Delhi is being done on converged billing platform.  We have also commissioned interconnect billing (with offline data), printing solution, and Call center for CDMA and BB.  The convergent billing system is under active testing phase.

•      Wi-Max - We had been allotted 20 MHz of spectrum each in Delhi and Mumbai for providing Wi-Max services.  In order to assess the technology, we had conducted a trial of Wi-Max services in both cities.  An EOI is being finalized and will be floated shortly.

•      Converged Network - We have planned the Converged Network to facilitate the convergence of voice, data and video multi-media networks into a single unified packet based multi-services platform capable of providing futuristic independent network which can facilitate rapid and economical introduction of new services.  We anticipate floating a tender for this network.

New projects to be taken up in the near future

•      FTTH - We are adding optical fibre in our access network and are planning to introduce FTTH based on GPON so as to provide all of our important customers with fibre connectivity to their homes.  This should help in meeting their increased banwidth requirement for both data and video applications.  The tenders for GPON based passive and active equipment for FTTH have been floated and the bids were opened in July 2009.

•      NGN Class V / IMS - We plan a NGN Class V / IMS tender in order to replace TDM switches.

Telecommunications Services in Other Countries

We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships.  We are keen in expanding our overseas operations, currently we are in the process of exploring the potential in a few Asian and African countries.  United Telecom Limited, a joint venture involving MTNL (26.68%), Telecommunications Consultants India Limited (26.66%), VSNL (now Tata Communications Ltd) (26.66%) and Nepal Ventures Private Limited (20%), commenced wireless in local loop services as the first private-sector telecommunications operator in Nepal.  We have also been awarded licenses to provide basic and international long distance service as well as mobile services in Mauritius.  Through our Mauritius subsidiary, MTML (Mahanagar Telephone Mauritius Limited), we have begun to offer fixed wireless services, mobile services, international long distance services and Internet services.  We intend to begin the build out of our network there to provide additional services.

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

GSM Cellular Services.  We offer our GSM cellular subscribers in Delhi and Mumbai a choice of several plans, tailored to meet the needs of different user profiles.  One of the plans is the standard plan, which, under TRAI regulations, we are required to offer all customers and the terms of which the authority establishes.  Generally, in addition to call charges for local and long distance calls, our plans include the following types of charges: refundable, non-interest bearing security deposit; installation charges; monthly rental charges; and airtime charges.  Effective February 1, 2004, with the adoption by the TRAI of the interconnection usage charge regulation and the “calling party pays” principle, charges for incoming cellular calls (other than any roaming charges) have been eliminated.  In addition, we provide the following value-added services free to all our GSM cellular subscribers:

•      national roaming

•      call forwarding/divert

•      call hold

•      call waiting

•      caller identification

•      conference call facility

•      WAP rental

However, airtime charges on use apply to these services.  In addition, we offer our GSM cellular subscribers value-added services like SMS, voice mail, WAP, CRBT, GPRS/MMS, missed call alert and content-based SMS for a fee.

In fiscal 2002, we introduced pre-paid GSM cellular services under the brand name “Trump” in Delhi and Mumbai.  This market is also highly competitive, with rates changing with market conditions.

Broadband Service.  We started offering Broadband service in January 2005 to subscribers in Delhi and Mumbai with choice of several plans, tailored to meet the needs of different user profiles.  Generally, in addition to usage charges for usage and data download, our plans include the following types of charges:  non-interest bearing security deposit; installation and testing charges; monthly DSL usage charges, monthly rental for modem, if provided by MTNL.

Internet Protocol Television (IPTV).  We started offering IPTV service in October 2006 to subscribers in Mumbai and in November 2006 to subscribers in Delhi.

Voice over Internet Protocol (VOIP).  We started offering Prepaid VOIP service in August 2007 to subscribers in Delhi and Mumbai.

Video Phone Services.  We launched Video Phone Services on a regular basis beginning April 15, 2008 for the Mumbai service area.

3G Services.  We launched 3G services for the Delhi service area in February 2009 and for the Mumbai service area in June 2009.  The salient features are as follows:

•	making video calls

•	the HSDPA card on offer will support data download speeds up to 3.6 Mbps, data upload speeds up to 384 Kbps and SMS services

•	it will be downward compatible, i.e. it will support 2.75 & 2.5G data services

The technical specifications of the MTNL compatible cards and names of the vendors are:

1)	M/S BTTL (HUAWEI MAKE) E156G

•	up to 3.6. MBPS DL and 384 KBPS UL

•	frequency Single Band: UMTS 2100 MHZ GSM/GPRS/EDGE: 850/900/ 1800/1900 MHZ

•	data/SMS support

2)	Capitel Wireless

•	up to 7.2 Mbps DL and up to 2 Mbps UL

•	frequency single band: WCDMA 2100 MHZ GSM/GPRS/EDGE:850/900 /1800/1900 MHZ

Blackberry services.  We launched Blackberry services on a promotional basis for the period March 20, 2009 to June 17, 2009 for the Delhi service area and from May 4, 2009 for the Mumbai service area. The details for the current tariff plans are:

Delhi Service Area:

Blackberry Data plan for individual customers:

Plan Name	Monthly rental	Free Data download	Charges beyond free download
BIS Unlimited	Rs.1099/-	Unlimited	N/A
BIS value	Rs 500/-	500 KB	Rs.0.50 per KB
•	Tax extra, wherever applicable.

1.         Blackberry 3G Data plan for individual customers:

Plan Name	Monthly rental	Free Data download	Charges beyond free download
BIS 3G Unlimited	Rs 3099/-	Unlimited	N/A
BIS 3G value	Rs.1500/-	1000 KB	Rs.0.30 per KB
•	Tax extra, wherever applicable.

2.         Cost of Blackberry Handsets.

Blackberry Handset Model	MRP( inclusive of tax)
Blackberry Bold	Rs.34000/-
Blackberry Curve (8310 / 8320)	Rs.24000/-
Blackberry 8700 G	Rs.14000/-

Mumbai Service Area:

Sl. No.	Particulars	Plan I	Plan II	Plan III
		BIS Economy	BIS Unlimited	BES Unlimited & BES / BIS Unlimited
1	Blackberry Handset Model (MRP inclusive of all taxes) OPTIONAL
	i) Blackberry Bold 9000	Rs 34,000/-
	ii) Blackberry Curve (8310)	Rs 24,000/-
	iii) Blackberry 8700G	Rs 14,000/-
2	Monthly Rental	Rs.249/-	Rs.1,099/-	Rs.899/-
3	Free Data Download	N/A	Unlimited	Unlimited
4	Charges beyond free download	Rs.0.10/KB	N/A	N/A

These tariff plans are dynamic and subject to change.

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

CDMA Services.  For CDMA mobile services, including the use of a CDMA handset, our subscribers are charged a refundable security deposit, a monthly charge and a monthly handset rental, in addition to airtime charges.  We have not charged users for incoming calls.  We offer our CDMA mobile subscribers a choice of several plans, tailored to meet the needs of different user profiles.  Following commissioning in July 2006 of CDMA 20001X system in Mumbai, which has mobility between Mumbai and Navi Mumbai, we provide the following value added services free to all our CDMA subscribers:

•      call hunting

•      call waiting

•      caller identification

•      STD/ISD dynamic lock

•      call forwarding

•      three-party conference

•      abbreviated dialing

•      voice mail service

•      internet connectivity

•      data card for Internet connectivity

•      conference call

•      dynamic locking

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

License Fees and Network Utilization/Interconnection Arrangements

License Fees and Network Utilization Charges.  Under our previous arrangement with the DOT, the license fees for providing basic services was fixed at Rs.900 per access line in service.  This arrangement expired on March 31, 2000.  In the absence of any new arrangement with the DOT, we continued to pay license fees during fiscal 2001 on the same terms as our previous arrangement.  On April 9, 2001, the DOT communicated that the annual license fees will be revised and shall be payable at 12% of adjusted gross revenue from basic telephone service effective from August 1, 1999, as applicable to private operators from that date.  On September 5, 2001, the DOT amended its position and indicated that the date from which the revised license fees will be payable will be notified later.  However, in the absence of an agreement for payment of license fees and any clarification from the DOT to date, we have paid license fees on the revised basis communicated by the DOT for fiscal 2002 and 2003.  Further, subsequent to the year ended March 31, 2004, in a meeting held among the DOT, BSNL and MTNL to resolve the ambiguity with respect to license fees and networking charges it was agreed that the license fees were payable at 12% of AGR and networking charges pursuant to TRAI regulations with effect from August 1, 1999.  Also, the revenue sharing percentages earlier agreed to between MTNL and BSNL, other than those governed by TRAI regulations, were revised with retrospective effect.  This resulted in an incremental charge of Rs.3,520 million in the consolidated statements of income on account of license fee and a benefit of Rs1,515 million on account of networking charges during the year ended March 31, 2004, in respect of periods up to March 31, 2003.  Further, the license fee has been revised at 10% of Adjusted Gross Revenue with effect from April 1, 2004. The license fee for the NLD (national long distance) and ILD (international long distance) service license which we have obtained is 6% of AGR. A license fee on internet services of 6% of AGR has been in effect since January 1, 2006.

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

Unified Access License.  In November 2003, the DOT issued guidelines for Unified Access Licenses which cover within a service area both basic telecommunications services and cellular services.  In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access.  Basic services also include CDMA-based fixed wireless and mobile services (without roaming).  We have submitted a request to the DOT to migrate to UAS Licenses for our service area under mobile licenses for Delhi and Mumbai to be able to provide services at par with other operators in these areas.  In September 2006, the DOT did not accept our request for migration of our CMTS Licenses to UAS Licenses as our operating cellular service in the licensed area.  In October 2006, we sought reconsideration and grant of permission for migration to UAS Licenses.  In April 2008, in-principal approval has been received to use CDMA technology under the existing Cellular Mobile Telephone Service (CMTS) License for Delhi and Mumbai Service Areas.  We conveyed to the DOT our acceptance to use CDMA technology (in addition to GSM technology being used by us) under the existing CMTS License for Delhi and Mumbai Service Areas.

In October 2008, we submitted a request to the DOT that instead of migration to USAL from CMTS license, we may be permitted to use dual technology (both GSM and CDMA) under the existing CMTS License for the Delhi and Mumbai Service Areas.

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

The TRAI has issued ADC Regulation (2 of 2007) dated March 21, 2007 and implemented from April 1, 2007.  In this amended regulation ADC on percentage revenue share was reduced to 0.75% from existing 1.50% of AGR.  ADC on Outgoing international calls was reduced to zero from existing level of Rs.0.80 per minute and on Incoming International Calls reduced to Rs.1.00 per minute from existing Rs.1.60 per minute.

Telecommunication Interconnection Usage Charges (IUC) Regulation 2008 (2 of 2008) was issued by TRAI on March 27, 2008 and was implemented for the period from April 1, 2008 to September 30, 2008.

The change in IUC regulations are as follows:

a)           On outgoing ILD calls, ADC reduced from Rs.0.80 to Rs. Zero.

b)           On incoming ILD calls, ADC reduced from Rs.1.60 to Rs.1.00.

c)           ADC shall be paid at 0.75% reduced instead of at 1.5% of AGR to the BSNL.

Since the introduction of ADC regime, the TRAI had maintained that ADC is a depleting regime and this has been phased out effective October 1, 2008.

Telecommunication Internconnection Usage Charges (IUC) (Tenth Amendment) Regulation 2009 (2 of 2009) issued by TRAI on March 9, 2009 and implemented for the period from April 1, 2009.  The salient features are as under:

1.	Termination charges for Local and NLD calls is reduced from Rs.0.30 to Rs.0.20 per minute.

2.	Termination charges for incoming ILD calls is increased from Rs.0.30 to Rs.0.40 per minute.

3.	TAX transit charges for intra circle calls shall be less than Rs.0.15 per minute instead of less than Rs.0.20 per minute.

4.	Level II TAX transit charges for intra circle calls shall be Rs.0.15 per minute instead of less than Rs.0.20 per minute.

In fiscal 2007, TRAI issued the Regulation on Port Charges (1 of 2007) and applicable from April 1, 2007.  The salient features are:

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

Since Regulation 1 of 2007 of TRAI in relation to payment of port charges is contrary to the judgment of the Hon’ble TDSAT, dated April 27, 2005 and March 3, 2005, BSNL has filed Appeal no. 4/2007 against these Regulations before the Hon’ble TDSAT.  We has also impleaded into this case, and are awaiting a decision.

In fiscal 2008, TRAI issued the Telecommunication Tariff (Forty-eighth Amendment) Order, 2008 on September 1, 2008 and implemented from September 15, 2008 regarding a nominal fee, not exceeding two Indian rupees towards administrative costs or expenses for each recharge under any tariff plan, shall be levied on any recharge exclusively meant for provision of talk time value.

In fiscal 2008, TRAI issued the Regulation on Telecom Unsolicited Commercial Communications (Second Amendment) Regulations, 2008 on October 21, 2008.

In fiscal 2009, TRAI issued the Telecommunication the Standards of Quality of Service of Basic Telephone Service (wireline) and Cellular Mobile Telephone Service Regulations, 2009, dated March 20, 2009, and implemented with effect from July 1, 2009.

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

For fiscal 2003, the interconnection charges on domestic long distance calls were again accrued on the basis of the rates payable by the other basic service operators in the country.  Since beginning of fiscal 2003, we have been accruing international long distance calls on the basis of interconnect agreements that we signed with VSNL (now Tata Telecommunications Ltd.) and others.  Since the beginning of fiscal 2004, the Telecommunication Interconnect Usage Charges (IUC) Regulation (2 of 2003) 2003 covers arrangements among Service Providers for Payment of Interconnection Usage Charges for Telecommunication Services, Covering Basic Service which includes WLL(M) Services, Cellular Mobile Service Providers and Long Distance Operators throughout the territory of India.  The IUC Regulation (1 of 2005) effective from February 1, 2005 has only reduced the ADC on Domestic Long Distance calls and International calls keeping all other components of IUC unchanged. Further, the ADC on incoming terminating calls on fixed network from mobiles and international long distance has also been made payable to BSNL only.  The other fixed line operators will receive ADC on all incoming international calls and outgoing calls from mobile WLL(M).

We finalized the charges for network utilization and domestic long distance agreements with BSNL.  Until October 30, 2006, NLD carriage charges were paid as per TRAI IUC Regulation and effective November 2006 are at the negotiable rates.  These rates shall not be applicable to NLD for traffic between Delhi and Mumbai, which is routed on leased bandwidth by MTNL.

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

International Long Distance Interconnect Arrangements.  Although we have signed interconnect agreements with several international long distance carriers, we continue to rely on VSNL (now Tata Telecommunications Ltd) for substantially all of our outgoing international long distance traffic.  In April 2009, on the basis of tender, we allowed Tata Telecommunications, Aircel and Reliance Infocomm, to carry outgoing long distance traffic.

Interconnect Arrangements with Other Cellular, Basic Service Providers and Unified Access Service Providers in Mumbai and Delhi.  We have entered into interconnect agreements with the other cellular, Unified Access and basic service providers in Mumbai and Delhi to formalize our network integration with them.  In addition to usage-based interconnect charges, each cellular/unified/basic service operator in Delhi and Mumbai pays MTNL an annual fee for lines leased from MTNL to connect to our network.  For the establishment of interconnection between operators, a model Reference Interconnect Offer (RIO) was circulated by the TRAI asking BSNL and MTNL to frame our own interconnect offer which was proposed to be signed with other operators for establishing new interconnections.  Several changes were desired by the TRAI in the Interconnect Offer document of BSNL and us, and BSNL and we challenged the proposed changes in TDSAT.  Pursuant to directions of TDSAT,  several rounds of talks were held by the TRAI with BSNL and most of the issues were resolved. TDSAT has now given judgment and accordingly we have posted our interconnect offer on the website incorporating the changes already agreed with the TRAI during discussions.

Interconnection for Intelligent Network (IN) Service:  TRAI issued Regulations, 2006 (13 of 2006) dated November 27, 2006, which had to be implemented till February 27, 2007.

We signed the addenda to the interconnect agreement for IN service with Idea Cellular, Reliance, Infocomm, Tata Teleservices, Bharti Airtel, Vodafone, Aircel, Unitech, Data Com and Etisalat-sistema, and for UAN services with Tata Teleservices, which enables the subscribers to access the toll free services of the other operators and vice versa.

Customers and Customer Service.  We classify our subscribers by use level and estimate that in the last three months of fiscal 2009, approximately 9.86% of our access lines in service accounted for 50.64% of our call units.  The following table sets forth certain information with respect to our subscribers for the final three months of fiscal 2009:

	Average number of	Average call units
	Subscribers per segment as	per segment as a
Subscriber segments	a percentage of total	percentage of all
(use of pulses on a bi-monthly basis)	subscribers	metered calls
0-100	36.50	1.84
101-500	39.14	23.94
501-1,000	14.49	23.58
1,001-2,000	6.94	22.01
2,001-5,000	2.49	16.55
Greater than 5,000	0.43	12.08

Our general marketing strategy is to stimulate demand for telephone services in order to increase average usage and revenue per line in service.  We have identified high usage subscribers as “commercially important persons” and are taking initiatives to strengthen our relationship with these individuals.  These initiatives include regular visits and conducting surveys to obtain feedback and determine client-specific needs and introduce value-added services tailored to commercially important persons.  Also, in certain areas we have constructed a digital local loop network with better quality transmission dedicated for use by commercially important persons.  Some of the commercially important persons are also being connected to our network via fiber-in-local-loop technology.  We also use visual media and print advertising to educate the general public about our telephone services and other value-added services.

No single subscriber accounted for more than 5% of our revenues in fiscal 2007, 2008 or 2009. Government of India entities in the aggregate constitute the largest user of our services.  We deal, however, with the various departments and agencies of the government of India as separate subscribers and the provision of services to any one department or agency does not constitute a material part of our revenue.

Our subscribers are billed by mail or courier once every billing period.  Subscribers with access to long distance service are billed monthly; subscribers with access to local services only are billed bi-monthly.  We have introduced four billing cycles in respect of each billing period which enables MTNL to bill different subscribers at different times in the billing period.  Cycle billing reduces the burden on the billing system at any particular time of the month and provides more consistent cash flow.

Billing is computerized and processing takes place at decentralized bill processing facilities with printing at conversion billing facilities in Delhi and Mumbai for ease of operation and better handling of customer complaints.  A subscriber can inquire by an automated telephone service or at one of our customer service centers to determine the amount of his bill.  Payment may be made by mail or at a collection center such as a national bank or a customer service center.  Payments may also be made under our voluntary deposit scheme, where customers set up an interest bearing deposit with us, or under our electronic clearance system, where payment is directly debited from the subscriber’s bank account.  We have also introduced a program through which subscribers can pay bills through the Internet or at any of our Tele-mart centers.  We allow subscribers to pay bills using a credit card and at the post office, and plan to allow subscribers to pay bills at local merchants and through other mechanisms to improve bill collection and remittance.  We have also launched a new web-based service email bill alert for delivery of telephone bills on email.

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

Payment is due within 21 days from the date of issue of the bill.  If the charges are not paid on time, we generally give a reminder by telephone after the due date, cut off all services after 35 days from the date of issue of the bill.  Subscribers with large amounts overdue may have their telecommunications services terminated earlier.  Subscribers are charged a surcharge on amounts overdue after 21 days (with maximum surcharge being Rs.2,000) and a reinstatement fee of Rs.100.  As of October 1, 2006, this reinstatement fee was terminated in our Delhi unit.

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

In October 2008, we made a request to the DOT that instead of migration to UASL from CMTS license, we may be permitted to use dual technology (both GSM and CDMA) under the existing CMTS license for the service areas of Delhi and Mumbai.

The 1999 telecom policy allows the DOT to license, at its discretion, multiple additional basic and cellular service providers in any service area.  Under a Unified Access Service License, such competitors as Reliance  Infocomm,  Bharti Airtel, Tata Teleservices Limited, Idea Cellular Ltd. and Aircel Limited are currently competing with MTNL in the market for basic services in both Mumbai and Delhi.  All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocom, low-cost CDMA mobile and fixed wireless technology.  With approximately 50.64% of our call units having been derived from approximately 9.86% of our access lines in service (last three months of fiscal 2009), we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers.

We experience significant competition in the market for GSM cellular services.  As of March 2009, we had approximately 14.47% and 18.28% of the mobile subscribers in Delhi and in Mumbai, respectively.  Our largest competitors in Delhi are Bharti Airtel, Idea Cellular, Vodafone and Aircel.  In Mumbai, our main competitors are Bharti Airtel, Vodafone, BPL Mobile (now Loop Mobile), Idea Cellular and Aircel.  Cellular operators also face significant competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

We commenced providing our Internet services in Delhi and Mumbai in February 1999.  The competition among Internet service providers throughout India is intense with approximately 365 licenses for providing Internet services issued as of January 31, 2009.

Our revenues from international calls are adversely affected by competition from “call-back” services.  Call-back services were officially declared illegal by the Ministry of Communications in July 1995.  Nevertheless, the volume of international calls made from India through call-back services has continued to grow.

In June 2008, we entered the international long distance business upon the licensor issuing a license to MTNL for that service.

On September 23, 2009, the TRAI issued “Telecommunication Mobile Number Portability Regulations (MNP), 2009” which will allow subscribers to retain their existing mobile number when they move from one service provider to another service provider on payment of certain charges and on fulfilling certain other conditions. These regulations are to be implemented by December 31, 2009 in our license areas. Management believes that the movement of subscribers from one service provider to another service provider would increase competition between the service providers and would act as a catalyst for the service providers to improve their quality of service. This could have a material effect both favorable and adverse on our business, financial condition and results of operations.

Increased competition, as well as significant consolidation of the telecommunications industry in India, has kept and will likely continue to keep downward pressure on prices and has required and will likely continue to require MTNL to increase our capital investment to improve and expand our services.  These developments, in turn, have had and may continue to have a negative impact on our profitability.  In the tariff order, no minimum tariff levels are specified and service providers have the flexibility to determine the tariff below the maximum levels.  Our board of directors has determined not to reduce fixed line tariffs unless such a reduction is in response to a tariff reduction by a competitor.  However, the TRAI may prescribe minimum tariffs or prohibit providers from reducing tariffs in response to competition.  Additionally, the tariff order prescribes tariffs based on the estimated cost to provide particular services.  These estimates and corresponding tariffs may not accurately reflect our actual costs.

In order to compete with other basic and cellular operators and Internet service providers, we are increasingly focused on the timely introduction of new and improved products and services and pay increased attention to customer service.  An inability to compete effectively would also damage our longer-term business prospects through loss of customers and market share.

If recommendations on Internet Telephony for permission to ISPs are approved by the government of India, then calls may become cheaper and with increased competition in the Indian telecommunications industry.  These recommendations permit ISPs to provide Internet telephone calls to PSTN/PLMN and vice-versa within India; interconnection with NLD operators for unrestricted internet telephony; and permit NLD operators to connect with ISPs through public Internet.  See “Telecommunications Regulation in India - Internet Policy.”

LEGAL PROCEEDINGS

Except as described below and except with respect to regulatory proceedings described elsewhere, we are not currently a party to any material legal or arbitration proceedings or disputes.

Deductibility of License Fees

The Central Income Tax Authority of India (“CITA”) had historically disallowed the license fee paid by MTNL to the DOT for the years ended March 31, 1994 through March 31, 2005 as a tax deductible expense and had raised a demand for payment of taxes on increased taxable income relating to such expenses.  We had contested these demands.

During the year ended March 31, 2005, we had obtained favorable decisions from the Income Tax Appellate Tribunal (“ITAT”) with respect to the license fee disallowed for the assessment years 1997-98 and 2001-2002.  Further in respect of assessment years 1995-96 and 1996-97, the Committee of Disputes (“COD”), on the recommendations of the Ministry of Law, decided not to give clearance to either the Central Board of Direct Taxes or MTNL to file appeals in the Hon’able High Court, making the decision of the ITAT binding on both the parties. Subsequent to the COD’s decision, we applied to ITAT to restore the appeal and decide in our favor.

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

During the year ended March 31, 2008, we received refunds for the years 2002-03 and 2004-05, together with interest, which have been accounted for in our statement of income for the year ended March 31, 2008.

Deduction of Claim of Benefit U/S 80IA for New Undertakings.

Pursuant to section 80IA of the Indian Income Tax Act, 1961 a Company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. Pursuant to the tax holiday, 100% of the profits derived from such services are exempt from tax in the first 5 years, and 30% of such profits are exempt from tax for the next five years. On the basis of advice from our legal counsel, we have historically claimed such benefit. Our claim have been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. During the year ended March 31, 2006, the case has been set aside by the Income Tax Appellate Authority for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and has referred the matter back to the Assessing Officer for a fresh assessment after hearing the case again. For the years ending up to and including March 31, 2006, considering that the benefit claimed by MTNL in the above years may not be ultimately allowed by tax authorities, the provision for current taxes in these years had been accounted in the basis of normal tax rates. During the year 2006-07 assessing officer has made fresh assessment for calculation of deduction under section 80IA of the Indian Income Tax Act, 1961 and allowed partial benefit to MTNL. We have filed appeals against that partial allowance to the higher authority.  Also refer note 22 (b) (ii)) to notes to the consolidated financial statements.

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

During the year ended March 31, 2009, the Assessing Officer allowed partial refunds in respect of deductions under section 80IA for assessment years 2001-02 and 2003-04.

Sales Tax

We had received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges.  We had received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs.682 million in sales tax for fiscal 2003-04.  Further, we have also received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon MTNL.  During the year ended March 31, 2007, the case related to Delhi was settled.

The department made these demands based on a case involving the Uttar Pradesh Trade Tax Department (UPTTD) and the DOT, wherein the Supreme Court of India ruled that a telephone connection along with a telephone set provided by a company rendering basic services amounts to a "transfer of right to use the telephone system" and the rentals collected by DOT towards this right to use should bear sales tax.  Subsequent to the passing of this order, both the cellular and basic operators filed a petition before the Supreme Court under Article 32 of the Constitution in respect of the above.  The Hon’able Supreme Court admitted the Petitions, in spite of its own judgment, and vide orders dated September 25, 2003 referred the matter to a larger bench for determination of dispute on merits and further directed that in future there shall be no coercion for recovery of any dues.  The Hon'able Supreme Court further directed that the operators should file statutory appeals against the assessment orders for assessments already completed as on September 25, 2003.  Following the  Supreme Court order in the UPTTD case the sales tax departments across the country, have raised demands on basic and cellular mobile operators.

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

Disputes with BSNL

In accordance with the Inter Connect Usages Regulations, we had accounted for networking charges payable to BSNL amounting to Rs.6,924 million and Rs.3,627 million for the years ended March 31, 2004 and 2005, respectively.  However BSNL had raised a bill for the interconnection charges for the calls originating from our network and terminating/transiting at/from BSNL amounting to Rs.12,165 million and Rs.8,030 million for the years ended March 31, 2004 and 2005, respectively.  Our contention was that the claim was not adequately supported by BSNL and hence not accepted by MTNL.

In the absence of an interconnection agreement, we had provided NLD/ILD access charges for the period ended March 31, 2002 at the rates lower than those demanded by BSNL. Subsequent to the year ended March 31, 2004, in a meeting held among the DOT, BSNL and us, the rates for NLD calls for the year ended March 31, 2002 were agreed, and accordingly we have accounted additional liability of Rs.233 million during the year ended March 31, 2004.

During the year ended March 31, 2006, the DOT had constituted a three member committee from its Telecommunications Department comprising the Member (Production), Member (Finance), and Deputy Director General (Business Solution) to resolve the issues relating to networking charges. Based on the recommendations of the Committee in their minutes dated January 2006, the networking charges payable to BSNL for the years March 31, 2004 and March 31, 2005 have been settled at Rs.14,078 million as against Rs.10,551 million.  Further, the Committee has also settled networking charges for the years 2000 to 2003 in the meeting held in January 2006. Accordingly, an amount of Rs.3,809 million (including the incremental charge of Rs.3,527 million for the years 2004 and 2005) has been accounted as networking charges in the statement of operations for the year ended March 31, 2006.

Subsequent to the year end March 31, 2006, meetings have been held between BSNL and MTNL wherein BSNL has raised additional claims for the year up to March 31, 2005 aggregating Rs.2,678 million and claims  amounting to Rs.5,256 million for the year ended March 31, 2006 on account of networking  and others charges. As against these claim for the year ended March 31, 2006 we have accounted Rs.4,040 million for networking charges payable to BSNL.

Our contention is that since all claims relating to networking and other charges for the period up to March 31, 2005 have already been settled in accordance with the minutes of the DOT committee held on January 2006 and the claims for the year ended March 31, 2006, are not adequately supported by the BSNL  and hence not accepted by MTNL.  Further, as we are in the process of discussing/reconciling their claims for the year ended March 31, 2006 with BSNL and may be required to pay an additional amount based on the final settlement, however such payments will not have a material adverse effect upon our results of operations, financial condition and cash flows.  Management believes that an adverse outcome in respect of the above is not probable.

During the year ended March 31, 2006, we had raised claims against BSNL for duct charges, TAX claims and reciprocal service claims amounting to Rs.2,116 million, Rs.2,482 million and Rs.320 million, respectively.  The duct charges pertain to annual usage of infrastructure (ducts) for the period October 1, 2000 to March 31, 2006, the TAX claims pertain to our Trunk Automatic Exchange (“TAX”) used by BSNL for the period from February 1, 2004 to March 31, 2006 and the reciprocal service claims are on account of Reciprocal Service Connections provided to BSNL employees for the period October 1, 2000 to March 31, 2006.  Management has not recognized these claims as income in the statement of operations considering the history of other disputed claims with BSNL  the fact that currently there is no separate agreement for these services, and that BSNL has not accepted these claims. During the year ended March 31, 2007, we had raised claims against BSNL for duct charges and TAX uses charges amounting Rs.478 million and Rs.1,251 million, respectively.  We have not recognized these claims as income in the statement of operations considering the history of other disputed claims with BSNL, that currently there is no separate agreement for these services, and that BSNL has not accepted these claims, though BSNL has accepted that it uses the ducts and the TAX.

During the year ended March 31, 2008, we had raised claims against BSNL for duct charges and TAX usage charges amounting to Rs.515 million and Rs.546 million, respectively.  We have not recognized these claims as income in our statement of operations considering the history of other disputed claims with BSNL, that currently there is no separate agreement for these services and that BSNL has not accepted these claims.

During the year ended March 31, 2009, we had raised claims against BSNL for duct charges and tax usage charges amounting to Rs.522.12 million and Rs.1,223.55 million, respectively.  We have not recognized these claims as income in our statement of operations as BSNL has rebutted such claims.

Further, during the year ended March 31, 2009, we had raised bills on BSNL for infrastructure charges amounting to Rs.2,199.36 million and for electricity and other charges amounting to Rs.364.18 million, which has not been rebutted by BSNL.  Management believes that this income claimed will be recoverable from BSNL.  Accordingly, these amounts have been recognized as income in our statement of operations.

Disputes with the DOT

On the formation of the Company, employees were deputed to MTNL on deemed deputation status from the DOT and we were required to contribute for the Leave Salary and Pension Contribution (“LSPC”) pursuant to the rates prescribed by the Government (11% for leave salary and 14% for pension contribution).  We had accrued for these expenses amounting to Rs.2,885 million for the period 1986 to 1998, and subsequently paid them to the DOT.

During the year ended March 31, 2006, a Committee was set up to examine the amount of LSPC contributions payable by MTNL to the DOT. The Committee concluded that an additional amount of Rs.656 million was payable on account of short payment of the LSPC contribution and an amount of Rs.1,738 million is payable on account of interest payable on delayed payment of the LSPC contributions.  We accepted the claim of the DOT for Rs.656 million and we had expensed it in our statement of income for the year ended March 31, 2006.  In respect of Rs.1,738 million, we have contested the claim from the DOT on the contention we had abided by the DOT’s decision at all stages and deposited substantial sums as required.  During the year ended March 31, 2009, the DOT had requested various information from us, which we supplied to the respective units of the DOT.  In this connection, the terms and conditions as laid down in fundamental rules and service rules (FRSR) of the government of India with regard to prior intimation of calculation of contribution of the pension amount has not been communicated to us, and management believes that an adverse outcome in respect of the above is not probable.

Other Disputes

In 1998, M&N Publications made claims against MTNL for Rs.5,415 million.  These claims arose out of contracts for the printing of telephone directories for Delhi and Mumbai, and include claims for loss of reputation and loss of business opportunities.  We had made claims of Rs.4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator.  We believe that we have valid defenses to these claims and based on opinion from legal counsel, management believes that an adverse outcome is not probable.

In the year 2004-2005, Alcatel brought claims against MTNL aggregating Rs.145.18 million (including interest from 1996 on the claims made of Rs.103.89 million) (March 2008 Rs.137.19 million).  These claims arose out of contracts for supply of digital local telephone exchange equipment, and include claims for loss of reputation and loss of business opportunity.  We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is not probable.

We have received claims aggregating Rs.395.25 million (March 2008 Rs.366.39 million) from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arose from the contracts for PRM services, which were started in the year 1999-2000.  We had not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers. The claims include Rs. 119 million towards loss of profit and wasteful expenditure incurred by the parties.  We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is not probable.

We have received claims from CMC Limited aggregating Rs.596.79 million (March 2008 Rs.548.70 million).  These claims arose out of usage of leased circuits for which we have charged them rental for CUG services pursuant to the revised tariff plan which is disputed by CMC Limited.  These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs. 220 million.  We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is not probable.

We have received claims from M/s Haryana Telecom aggregating Rs.141.81 million (March 2008 Rs.132.18 million) for dispute in respect of reduction of notified rates for supply of PIJF cables to MTNL against DOT T.E. No. 14-21/94-MMT(MMS), which claims also seeks interest at the rate of 24% per annum from June 1997 through the date of payment.  We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is not probable.

Additionally, we are also involved in law suits and claims amounting to Rs.2,786.57 million pending at various authorities which arose in the ordinary course of the business. Management believes that we have a valid defense against these claims and an adverse outcome is not probable. These lawsuits and claims would not have a material adverse effect upon our results of operations, financial condition and cash flows.

Dispute with Other Operator

During the year ended March 31, 2005, we noticed that a very large number of calls were received from certain levels of another operator’s network.  On further investigation/analysis, it came to our notice that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered by the other operator.  We raised a demand on the other operator based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004. The other operator has disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi. In the year ended March 31, 2005 during the course of the hearings, the honorable High Court directed the other operator to pay Rs.2,368 million to MTNL.  During the year ended March 31, 2006, the other operator under directions from the honorable High Court has further deposited Rs.1,040 million with MTNL.  During the year ended March 31, 2007, the petition filed by the other operator before the High Court has been dismissed as withdrawn with the liberty to take such in accordance with law.  Management believes that it is a remote possibility that these amounts will have to be refunded.  However, these amounts have not been recognized as income.

4C.	Organizational Structure

We are controlled by the Indian government and are not part of any group.

We have no subsidiaries which are considered “significant subsidiaries”.

4D.	Property, Plants and Equipment

Infrastructure

We believe that we have created one of the most technologically advanced networks in India.  Our network capacity is growing rapidly, and as of March 31, 2009 we had a total capacity of 10.87 million lines.

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

Overview of Our Network

At March 31,
2005	2006	2007	2008	2009
Delhi
Access lines in service (access lines in service) (thousands)	1,719	1,621	2,999	3,181	3,586
Equipped capacity (thousands) (1)	3,737	4,219	4,385	5,135	5,135
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	339	336	336	342	344
Digital lines (thousands) (1)	3,737	4,219	4,385	5,135	5,135
Digitalization rate (4)	100%	100%	100%	100%	100%

Mumbai
Access lines in service (access lines in service) (thousands)	2,355	2,256	3,668	4,028	4,470
Equipped capacity (thousands) (1)	3,657	4,217	4,717	4,734	5,734
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	183	193	202	210	216
Digital lines (in thousands) (1)	3,657	4,217	4,717	4,734	5,734

At March 31,
2005	2006	2007	2008	2009
Digitalization rate (4)	100%	100%	100%	100%	100%
(1)	Represents lines that are connected to digital switches.
(2)	TAX means trunk automatic exchange, a switch that routes calls to BSNL’s domestic fixed-line network and VSNL’s international gateways.
(3)	RLU means remote line units, which are switches that connect a subscriber to the main exchange.
(4)	Percentage of total equipped capacity that consists of digital lines.

Switching Equipment

All of our exchanges are fully automated and our switching capacity is 100% digital.  As of March 31, 2009, our switching network consisted of 344 nodes in Delhi and 216 nodes in Mumbai.  Each node has a capacity of between 1,000 and 100,000 lines.

At March 31, 2009, there were 93 main exchanges and 251 remote line units in Delhi and 87 main exchanges and 129 remote line units in Mumbai.  Because one or more main exchanges in each node are connected to one or more main exchanges in every other node, traffic is routed in a “mesh” configuration.  We have also installed high capacity tandem switches in Delhi and Mumbai to more efficiently route traffic between exchanges.  A majority of calls to our main exchanges are now being routed through the tandem switch to another node.  This has resulted in a more integrated network and has reduced the amount of capital expenditure required to install additional capacity in our switching network.

Each node is connected to each trunk automatic exchange.  Interconnection to basic service providers, private cellular operators and Internet service providers is provided by dedicated access to the main exchanges or tandem switches.  Our entire switching network is connected by fiber optic links.

Transmission

Our transmission network has considered largely of plesiochronous digital hierarchy, or PDH, and synchronous digital hierarchy, or SDH, optical fiber.  PDH and SDH are transmission standards for digital signal transmission.  However, in order to improve and upgrade our network efficiency, we are replacing our old PDH transmission network with SDH.

In addition, in order to provide a converged IP network for all services, in fiscal 2008 we commissioned a state of art IP/MPLS core network in Delhi and Mumbai.  This network is currently carrying our Broadband, IPTV and GSM traffic.  We also are providing Layer 2 and 3 VPN services through this network.  We are working on the expansion of this IP/MPS network so as to further extend the IP reach of this network.

Access Network

We construct our access network with copper cable, which is extended to distribution points to terminate connections.  We have commenced deploying five pair underground cable into subscribers’ premises where an internal distribution point is installed.  We believe this access network will reduce the number of telephone poles and improve reliability of the service.

We have also implemented fiber-to-the-curb/building access and offer increased bandwidth for business and high usage subscribers.  Fiber-to-the-curb/building is also intended to supplement existing copper wire with optic fiber.  We have provided digital loop carriers, or DLCs, for this purpose.  In fiscal 2009, we added 16 access terminals in our network.

We have installed wireless-in-local-loop services using CDMA technology where feasible in Delhi and Mumbai as a substitute for fixed-line access to enhance basic service penetration, provide quicker installation and cover areas where the installation of cable would not be economical.

Quality of Our Network

We conduct an ongoing program to improve the quality of services offered.  Our principal quality measures are call completion rate and fault rate.  The table below shows the quality improvements we have made since our inception in 1986.  We achieved this primarily by focusing on improvements to our switching network.  Part of our local loop network is comprised of old paper core copper cables, which are a principal cause of network faults.  We are in the process of upgrading and replacing copper access lines and believe that this will have a positive impact on call completion rates and fault rates.

	Year Ended March 31,
	1986	2005	2006	2007	2008	2009
	(inception)
Fault rate/100 (1) Telephones/month:
Delhi	34.9	11.1	10.7	9.4	6.5	6.7
Mumbai	21.2	9.0	8.4	10.5	9.3	9.1
Call completion rate (2)
Delhi
Local calls	77.3%	57.6	47.3	48.3	52.8	50.5
Domestic long distance calls	30.0%	30.0	33.6	38.5	43.5	48.4
Mumbai
Local calls	93.0%	58.3	55.1	56.7	54.4	53.2
Domestic long distance calls	23.9%	37.4	36.6	37.0	45.6	48.9

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

GSM Cellular and CDMA Networks

We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, and as of March 31, 2009, had an installed capacity of 17.75 lakh lines in Delhi and 23.25 lakh lines in Mumbai.  We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base.  In 2007-2008, we had awarded a tender for adding two million lines of GSM capacity in each of Delhi and Mumbai, of which 1000K (750K 2G and 250K 3G) GSM capacity has already been commissioned in Delhi and Mumbai, and the remaining 1000K 2G/3G GSM capacity is under installation in Delhi and Mumbai.

In addition, we have launched lower-cost CDMA-based limited mobility services each in Mumbai and Delhi, and presently have a total of approximately 184,000 subscribers with an installed capacity of  approximately 1,098,000, most of which are based on more advanced CDMA 2000 1X technology).  We believe that this new limited mobile service will enable MTNL to target a wider customer base that is more price sensitive than GSM customers and that does not require India-wide and international roaming facilities.  We intend to compete effectively in these growing markets by providing high quality service at affordable rates.  Our CDMA mobile service offers only limited mobility within Delhi and Mumbai, and currently we are not permitted to offer roaming facilities on this service.  If we obtain the newly-available Unified Access License we will be able to offer full mobility.  CDMA fixed wireless is a substitute for fixed-line access.  Fixed wireless allows MTNL to enhance basic service penetration, provide quicker installation and cover areas where the installation of cable would not be economical.  Our CDMA mobile service is marketed under the brand name Garuda.

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

Our current estimate for capital expenditures for fiscal 2010 is Rs.17,250 million; however, based on our experience in past years, we expect that the actual amount of capital expenditures for the year will be less than our estimate.

The following table shows our network-related capital expenditures for the periods indicated.

	(Rs. in millions) Year Ended March 31,
	2005	2006	2007	2008	2009
Local switching and access lines (including CDMA)/
Transmission/Network Modernization/Expansion Abroad	5,748	4,241	4,460	5,107	5,098
Information technology	426	124	1,730	52	817
Land, buildings and vehicles	1,143	881	817	926	790
Build-out of GSM cellular networks	3,068	1,608	951	3,239	2,006
Total	10,385	6,854	7,958	9,324	8,711

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

In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to MTNL by an order of the government of India and a deed of sale with a consideration of Rs. 9,000 million paid by MTNL.  Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease.  A formal transfer deed for real property of the DOT transferred by the government of India to MTNL has been executed but has not been registered with the appropriate authorities.  The formal transfer deed and the physical delivery of possession of the DOT’s non-real estate assets has resulted in the transfer of these non-real estate assets of the DOT to MTNL in Delhi and Mumbai.  We believe that our use of these properties is not affected by the fact that this deed has not been registered with the appropriate authorities.

Indian law requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate.  Applicable stamp duty has not been paid in respect of any of the properties acquired or leased by MTNL.  Accordingly, we may be liable for stamp duty and related penalties if a deed is executed by MTNL in the future under the applicable rates of stamp duty and penalty payable in the state where the property is located (other than with respect to the DOT properties acquired from the government of India as at March 30, 1987).  All liabilities for stamp duties in respect of the DOT properties acquired by MTNL from the government of India as at March 30, 1987 are to be borne by the government of India.  We have been advised by our counsel that although we have valid possession to all of the property, including the risks and rewards of ownership and title, to enable MTNL to perfect and thereby acquire marketable title to real property in our possession, we would need to have relevant documents relating to transfer or lease of real property duly stamped and registered.  In preparing our financial statements, the provision for this stamp duty has been made on a best estimate basis.

Intellectual Property

Intellectual property rights are not important to our operations.

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

Further, the 1999 telecom policy states that competition in the international long distance market would be reviewed and VSNL (now Tata Telecommunications Ltd) would no longer have monopoly in this field.  The Indian government opened this market for competition in April 2002.  Licenses have been granted to a few companies like the Reliance Infocomm Limited, Bharti Televentures Limited, BSNL and MTNL.  After the change in the terms and conditions to grant ILD licenses effective January 2006, many operators obtained an ILD license for provision of international long distance services.  A total of 18 ILD licenses have been granted.

The 1999 telecom policy states that the Indian telecommunications industry must expand at a significantly greater pace and the Indian government must liberalize regulation commensurate with worldwide trends in order for the Indian telecommunications industry to fully develop in terms of technology, services, quality and market penetration.  As the teledensity in India has reached a level of over 38.88% as of May 2009, the industry has achieved a major requirement of the country in terms of policy objectives.

The TRAI has issued the IUC regulation 2 of 2003, dated October 29, 2003.  The IUC Regulation (2 of 2003) covers arrangements among service providers for payment of Interconnection Usage Charges for Telecommunication Services, covering Basic Service, which includes WLL (M) services, Cellular Mobile Service Providers and Long Distance Operators throughout the territory of India & ILD operators. The TRAI has issued IUC Regulation (1 of 2005) dated January 6, 2005 and implemented from February 1, 2005. In this IUC amendment, the authority emphasized lower tariffs and linked high sustained subscriber growth, plans or consistent decline in tariffs to give sustained boost to subscriber growth and teledensity.  The methodology of imposing ADC per minute charge remained unchanged. Only the Access Deficit Charge has been changed, ADC on long distance calls and international calls has been reduced.  Further, in the amended IUC regulation, BSNL only, and not the other fixed lines operators, will receive ADC on all incoming international calls and outgoing calls from Mobile/WLL(M).  This regulation, however also envisages that all the operators will continue to receive the same ADC as per earlier regime but our receipts on account of ADC will reduce drastically after the implementation of this amended regulation.  Accordingly, we had challenged the regulation in the TDSAT.  The TDSAT did not grant any stay and the regulation has been implemented from February 1, 2005.  In July 2006, the TDSAT dismissed the same with no orders as to costs.  The TRAI has issued IUC Regulation (1 of 2006) dated February 28, 2006 which was implemented from March 1, 2006.  In this IUC amendment, the methodology of imposing ADC was changed from a ‘per minute basis’ charge to a ‘% of AGR basis’ charge. The ADC is now payable by MTNL at the rate of 1.5% of the AGR for Mobile services only. In addition, the ADC on international calls has also been reduced on a per minute basis.  The TRAI has issued ADC Regulation (2 of 2007) dated March 21, 2007 and implemented from April 1, 2007.  In this amended regulation ADC on percentage revenue share was reduced to 0.75% from existing 1.50% of AGR.  ADC on outgoing international calls was reduced to zero from existing level of Rs.0.80 per minute and on incoming international calls reduced to Rs.1.00 per minute from existing Rs.1.60 per minute.

Telecommunication Interconnection Usage Charges (IUC) Regulation 2008 (2 of 2008) issued by TRAI on March 27, 2008, and implemented for the period from April 1, 2008 to September 30, 2008.  The changes in this IUC Regulation were as follows:

a)           On outgoing ILD calls, ADC were reduced from Rs.0.80 to Rs. zero

b)           On incoming ILD calls, ADC were reduced from Rs.1.60 to Rs.1.00

c)           ADC shall be paid at 0.75% were reduced instead of at 1.5% of AGR to the BSNL

Since the introduction of the ADC regime, the TRAI had maintained that ADC was a depleting regime and has been on a stand phase out, effective October 1, 2008.

Telecommunication Interconnection Usage Charges (IUC) (Tenth Amendment) Regulation 2009 (2 of 2009) issued by TRAI on March 9, 2009 and implemented for the period from April 1, 2009.  The salient features are as follows:

a)	Termination charges for Local and NLD calls is reduced from Rs.0.30 to Rs.0.20 per minute

b)	Termination charges for incoming ILD calls is increased from Rs.0.30 to Rs.0.40 per minute

c)	TAX transit charges for intra circle calls shall be less than Rs.0.15 per minute instead of less than Rs.0.20 per minute

d)	Level II TAX transit charges for intra circle calls shall be Rs.0.15 per minute instead of less than Rs.0.20 per minute

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

In April 2008, we received in-principal approval to use CDMA technology under the existing Cellular Mobile Telephone Service (CMTS) License for Delhi and Mumbai service areas.  We have and will continue to use CDMA technology (in addition to GSM technology being used by us) under the existing Cellular Mobile Telephone Service (CMTS) License for Delhi and Mumbai service areas.

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

The DOT accepted our request regarding migration to Unified Access Services Licenses and Amendment to License Agreements regarding spectrum allocation using dual technology for Delhi and Mumbai service areas.  In July 2008, we submitted requested information to the DOT.

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

Effective January 1, 2006, the Government, with a view towards promoting growth of NLD service and also to encourage competition, modified and simplified the terms and conditions for NLD service as follows:

(i)	Reduced the entry fee for new NLD licenses from Rs.100 crore to Rs.2.5 crore, and also reduced the annual license fee for NLD licenses from 15% to 6% of AGR.

(ii)	Eliminated the need to have mandatory roll out of obligations for future NLD licenses and existing licenses.

(iii)	Reduced the net worth requirement and paid up capital requirement of the applicant company to Rs.2.5 crore from Rs.2,500 crore and Rs.250 crore, respectively.

(iv)	Permitted NLD service providers to access the subscribers directly for provision of leased circuits/closed user groups, i.e. they can provide last mile connectivity.

On May 10, 2006, we were awarded a license for providing national long distance (NLD) service.  Since June 2006 we have carried our own domestic long distance service between Mumbai and Delhi on leased bandwidth.

International Long Distance

The Indian government has recently issued licenses to several private sector companies for the provision of international long distance services.

In December 2005, the Government, with a view to promote growth of ILD service and also to encourage competition, modified and simplified the terms and conditions for ILD service as follows:

(i)	Reduced the Entry Fee for ILD from Rs.25 crore to Rs.2.5 crore.

(ii)	Reduced the annual license fee for ILD licenses from 15% to 6% of AGR.

(iii)	Eliminated the need to have mandatory roll out obligation for ILD service licensees except for having at least one switch in India.

(iv)	Permitted ILD service providers to access the subscribers directly only for provision of leased circuits/closed user groups.

(v)	Set the net worth and paid up capital requirements of the applicant company for ILD service license at Rs.2.5 crore.

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

IPTV Service

We have launched IPTV service to our customers of our available fixed line network as Value Added Service in Mumbai in October 2006 and in Delhi in November 2006 under Basic Service License as Value Added Service.

MPLS Services (Multi-Protocol Label Switching)

In July 2007, we launched MPLS Service.  MPLS is a backbone for our various IP Based Services

Keeping with our trend of introducing modern and latest technologies at affordable rates to our customers, we utilize IP based MPLS Technology to offer world class IP-VPN (Virtual Private Network) services.  MPLS was developed to provide faster data packet movement than traditional IP routing.

The technology enables secure VPN to be built and allows scalability that will make it possible for MTNL to offer assured growth to our customers without having to make significant investments.  We are now geared to provide bandwidth on demand, IPTV, Video Conferencing, Voice Over IP (VoIP) and a host of other value added services that could significantly change the way a corporate business works.

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

We believe that as of January 31, 2009 there were approximately 365 licenses for providing Internet services issued in India.

Mobile Number Portability

In May 2009, the DOT issued instructions regarding provisioning of Mobile Number Portability (MNP).

MNP is to be implemented in Delhi, Mumbai, Maharashtra and Gujarat Service Areas of Zone-I and Kolkata, Tamilnadu, including Chennai.  Andhra Pradesh and Karanatka Service Area of Zone 2 are to be implemented within six months of the award of the license, i.e. by September 20, 2009, and in rest of the service areas within one year of the award of the license, i.e. March 20, 2010, by the companies which have been granted license(s) for MNP service in their respective MNP Service Zones.  Pursuant to a recent policy announcement by TRAI, MNP will be implemented in metros (including Delhi and Mumbai) by December 31, 2009.

The Tariff Order

Effective May 1, 1999, the TRAI implemented The Telecommunications Tariff Order 1999.  The intention of the tariff order was to protect consumers by aligning tariffs that telecommunications providers may charge for the service provided while ensuring the commercial viability of the various service providers and so encouraging the expansion of the Indian telecommunications industry.  This “rebalancing” of tariffs is to take place in stages.  The first stage of tariff rebalancing in May 1999 reduced the charge per pulse from Rs.1.40 to Rs.1.20, decreased local call pulse durations from five to three minutes (effectively increasing local call charges), increased domestic and international call pulse durations (effectively reducing domestic long distance and international call charges) and increased monthly line rental rates for subscribers that generate more than 200 pulses per month from Rs. 190 to Rs. 250.  The second stage of tariff rebalance further reduced domestic long distance and international call charges effective October 1, 2000 and increased monthly line rental rates to Rs.250 for all subscribers effective February 1, 2001.  Domestic long distance call charges were further reduced significantly with effect from January 14, 2002, March 7, 2003 and May 1, 2004, and international long distance call charges were subject to further significant reduction with effect from July 20, 2002, October 21, 2003 and April 10, 2004.  Effective May 1, 2003, as part of its effort to balance the effects of prior tariff reductions, the TRAI changed the standard plan that we must offer all customers by increasing monthly rentals for basic services from Rs.250 to Rs.280, reduced the local call pulse duration (for calls made to fixed and fixed wireless lines) from three minutes to two minutes and the number of free monthly call pulses.

Since October 2004, we reduced drastically the ISD tariff.  We are offering different STD rates for different locations.  Calls from Mumbai to Maharashtra, Goa and MTNL Delhi Network are at Rs.1.65 per minute.  We increased the pulse rate between Delhi and Mumbai for Basic to WLL(M) of our network from 30 sec. to 180 sec. uniform for all plans excluding One India Plan.  For all other places STD rate is flat Rs.2.00 per minute from Fixed, WLL(M) and STD rate for Cellular service is Rs.2.00/1.75 per minute for Mumbai/Delhi.  ISD rates to outside India are:

Uniform pulse rates (per minute) across all Plans

Country	From Basic & WLL (M)		From Cellular Postpaid	From Cellular Prepaid
	Delhi	Mumbai
USA, UK (fixed), Canada and all countries with 001 access, Singapore, Malaysia, Hong Kong, Indonesia, Thailand	Rs.6.30	Rs.6.30	Rs.6.30	Rs.6.30
UK (Mobile), Europe, Gulf, Asia, SAARC, China, Japan, South Korea, Australia, Christmas Island and New Zealand	Rs.9.20	Rs.9.20	Rs.9.20	Rs.9.20
Rest of World	Rs.18.00	Rs.18.00	Rs.18.00	Rs.18.00
IMMARSAT	Rs.240	Rs.240	Rs.240	Rs.240

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

Briefly, the Authority has fixed revised ceiling tariff for the most commonly used capacities/speed i.e. 64 kbps, 128 kbps, 256 kbps, E1 (speed of 2 megabits per second), DS-3 (speed of 45 megabits per second) and STM-1 (speed of 155 megabits per second).  The revised ceiling tariffs (for distance slab above 500 Km) in respect of DLC are summarized in the table below:

Capacity / Speed	Ceiling Tariff (Rs. in lakhs)
64 Kbps	0.44
128 Kbps	0.79
256 Kbps	1.36
E1 (2 Mbps)	8.50
DS-3 (45 Mbps)	62
STM-1 (155 Mbps)	165

Foreign Direct Investment Controls.

The current Indian government policy on foreign direct investment (FDI) in the telecom sector is summarized as follows:

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

The above policy guidelines would be subject to the following conditions:

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

You should read the following discussion in conjunction with the Item 3A. “Selected Financial and Operating Data, ”Item 3D. “Risk Factors” and our consolidated financial statements and the related notes, which appear elsewhere in this report.  Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

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

•      our laying a submarine cable jointly with BSNL from both the east and west coasts of India to Malaysia and the Middle East, respectively,  to carry voice and data traffic with the intent to further extend to the US and Europe;

•      possible direct or reverse merger with BSNL;

•      the implementation of voluntary retirement schemes for our employees; and

•      further regulatory changes.

Our future results of operations are also likely to be affected by macroeconomic trends such as the rate of growth of the Indian economy, particularly in Delhi and Mumbai, and the introduction of new technologies and products by our competitors and MTNL.  Many of these factors are beyond our control.

Critical Accounting Policies and Estimates

We have prepared the consolidated financial statements for the three fiscal years ended March 31, 2009 in accordance with US GAAP.

Our accounting policies are described in Note 2 of the Notes to our consolidated financial statements. Our consolidated financial statements which are part of this Annual Report are prepared in conformity with US GAAP, which require MTNL to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

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

For the year ended March 31, 2009, a 10% increase or decrease in the rates for call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.1,280 million. A 2% increase or decrease in metered call units in respect of fixed line call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.256 million for the year ended March 31, 2009.  Further, a 5% increase or decrease in rental charges would have increased or decreased the total revenue by approximately Rs.554 million, as applicable, while a 5% increase or decrease in rates for interconnection services would have increased or decreased the total revenue by approximately Rs.326 million for the year ended March 31, 2009.

License Fees.  We are paying license fee and spectrum charges to the DOT in accordance with conditions governing license fee for Basic Telephone Service and Cellular Telephone Service prescribed by the DOT under the Revenues Sharing Regime, whereby license fee is computed  at a specified percentage of adjusted gross revenue.  The license fee is expensed as incurred.  In view of the uncertain political environment and the fact that the license fee is determined on the basis of guidelines prescribed by regulatory authorities, the license fees is subject to change in the event any of these guidelines are modified subsequently with retrospective effect. During the year ended March 31, 2009, the applicable percentage of license fee was 10%. A change in the specified percentage to 12% or 8% would have increased or decreased the license fee charges by approximately Rs.1,020 million.  Refer to the discussion in the “Comparison of Year Ended March 31, 2009 with Year Ended March 31, 2008” below.

Network Charges.  Charges associated with access to and interconnection to other operators’ network by MTNL for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by the TRAI, where applicable, and in accordance with the terms of agreements entered into with other operators.  TRAI regulation specifies per minute charges for metered call units (MCU) of traffic terminated on the other operators’ network.  In view of the uncertain political environment and the fact that the network charges are determined on the basis of guidelines prescribed by regulatory authorities, the network charges are subject to change in the event any of these guidelines are modified subsequently with retrospective effect.  Refer to the discussion in the  “Comparison of Year Ended March 31, 2009 with Year Ended March 31, 2008” below.

Pension and Other Retirement Benefits.  We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans.  These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines.  In addition, we also use subjective factors such as withdrawal and mortality rates to estimate these factors.  The actuarial assumptions used by MTNL may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants.  These differences and the fact we have not invested pension and other retirement benefit funds to cover retirement liability may result in a significant impact to the amount of pension and other retirement benefit expense recorded by MTNL.  During the 2008 year, we made an adhoc arrangement of medical scheme for retirees with effect from September 1, 2007.  According to this ad hoc arrangement the respective units were allowed to settle such claims on case to case basis.  This scheme was discontinued with effect from March 20, 2008; however, the employees who are under treatment will continue to get the benefits till discharge from the hospital.  Effective October 2008, we implemented a Retired Employee Contribution Group Health Insurance scheme for a one year period, which has been extended for one year.

Income Taxes.  In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted.  We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance.  The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax assets will be recoverable. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.  The enacted tax rate applicable to MTNL was 33.99% during the year ended March 31, 2009.  A 1% increase or decrease in the tax rate to 34.99% or 32.99% would have increased or decreased the income tax expense for the year by Rs.74.56 million.

As per section 80IA of the Indian Income Tax Act, 1961 a company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. As per the tax holiday, 100% of the profits derived from such services are exempt from tax in the first five years, and 30% of such profits are exempt from tax for the next five years.  We, on the basis of advice from our legal counsel, have historically claimed such benefit.  Our claim had been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. During the year ended March 31, 2006, the case has been set aside by the Income Tax Appellate Authority for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and has referred the matter back to the Assessing Officer for a fresh assessment after hearing the case again. For the years ending up to and including March 31, 2006, considering that the benefit claimed by MTNL in the above years may not be ultimately allowed by tax authorities, the provision for current taxes in these years had been accounted in the basis of normal tax rates. During the year 2006-07 the assessing officer made fresh assessment for calculation of deduction under Section  80IA of the Indian Income Tax Act, 1961 and allowed partial benefit to MTNL. We have has filed appeals against that partial allowance to the higher authority. Also refer to Note 22iii(b)(ii) to the notes to the consolidated financial statements.  During the year ended March 31, 2008, we received funds from Income Tax Authority in respect of penalty levied for the years 1995-96, 1996-97, 2000-01 and 2001-02.  These penalty refunds pertain to the claims made by MTNL under 801A of the Indian Income Tax Act.  The penalty amount was refunded by the income tax department along with interest thereon which had duly been accounted for in the statement of operations for the year ended March 31, 2008.  An excess provision amounting to Rs.6,050 million were made to the tax expenses during the year ended March 31, 2008.

During the year ended March 31, 2008, the Assessing Officer allowed partial refunds in respect of deductions under Section 80IA for assessment years 2001-02 and 2003-04.

Legal Contingencies.  As discussed in Note 22 to the notes to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against MTNL.  We have accrued amounts as appropriate that represent our estimate of the probable outcome of these matters. The judgments we make with regard to whether to establish a reserve are based on an evaluation of all relevant factors by internal and external legal counsel, as well as subject matter experts and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies.  Claims are continually monitored and reevaluated as new information is obtained.  We may not establish a liability for a particular matter until long after the litigation is filed, once a liability becomes probable and estimable. The actual settlement of such matters could differ from the judgments made in determining how much, if any, to accrue.  We do not believe these proceedings will have a material adverse effect on our consolidated financial position.  While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Recoverability of DOT Receivables.  We are a Government company under the Indian Companies Act.  As of March 31, 2009, the Government owned 56.25% of our issued share capital.  Consequently, the Government, acting through the DOT, continues to control MTNL and will have the power to determine the outcome of transactions with the DOT or the assertion of claims against the DOT.  We also provide and receive services to/from other Governmental departments and other public sector organizations on normal commercial terms.  Refer to the notes to the consolidated financial statements for a further discussion on our related party transactions and significant risks and uncertainties.  The receivables from the DOT constitute a significant portion of our assets and our assessment of the recoverability of these assets involves critical accounting estimates.  The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties.  Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for these assets could have been materially impacted.  Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

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

Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future undiscounted cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group.  If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows.  If impairment is indicated, the asset or asset group is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.  The discounted cash flows calculation uses various assumptions and estimates regarding future revenue - which is a factor of the future subscriber base and the average revenue per subscriber, expenses, terminal values of the assets and the cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors including adverse regulatory and legal rulings.  We carried out an impairment review of our long lived assets in 2009.  Based on our review, the expected future cash flows directly associated with the asset groups exceed their carrying amount and hence there is no impairment of long lived assets in 2009.

Impairment of Held to Maturity Securities.  We invested Rs.1,000 million in 8.75% cumulative preference shares of ITI Limited (“ITI”) and Rs.2,500 million in bonds issued by Maharashtra Krishna Valley Development Corporation (“MKVDC”), a wholly-owned subsidiary of Government of Maharashtra.

The ITI share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to MTNL endorsing the investment and also provides MTNL a right to set off amounts receivable in respect of principal outstanding from the amounts payable to ITI in connection with our purchase of exchanges and cable supplies.

As of September 30, 2005, ITI had not redeemed the first tranche amounting to Rs.200 million as per the repayment schedule and ITI had requested an extension on the redemption dates.  However, we have not accepted ITI’s request and have looked to the DOT’s letter of comfort and requested settlement of the first repayment tranche of Rs.200 million.

As of September 30, 2006, ITI has not redeemed both the first and second tranches amounting to Rs.200 million each pursuant to the original repayment schedule.

As of September 30, 2007, ITI had not yet redeemed the first, second and third tranches amounting to Rs. 200 million each pursuant to the original repayment schedule.

As of September 30, 2008, ITI had not redeemed the first, second, third and fourth tranches amounting to Rs.200 million each pursuant to the original repayment schedule.

Management has evaluated the investment in ITI for impairment, on the basis that the first, second and third tranches for repayment have not been settled by ITI.  Management has evaluated the financial condition and business outlook of ITI including the new purchase orders received by ITI for supply of GSM equipment from BSNL and MTNL.  We currently have accounts payable to ITI of Rs.328 million as of March 31, 2009, which, pursuant to the share agreement, we can legally settle against the repayments owing under the cumulative preference shares.  In addition, we have the intent and ability to retain the debt security for a period of time sufficient to allow for anticipated recovery in value.

Based on this evaluation and specifically considering that the share purchase agreement includes a provision for a letter of comfort from the Department of Telecommunication (government of India) to MTNL endorsing the investment and also provides MTNL a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI.  However, out of the total investment of Rs.1,000 million, Rs.800 million had been charged as an impairment during the 2008 fiscal year, and as of March 31, 2009, another Rs.200 million of the debt security was impaired.

The DOT, by letter dated July 31, 2009, deferred the repayment schedule of the above cumulative preference shares to beginning 2012-13 and payable in five equal annual installments.

The MKVDC bonds have a coupon rate of 11.5% per annum and are redeemable at the end of the 10th year from the date of allotment (May 31, 2002).  The repayment of these bonds is guaranteed by the Government of Mahrashtra.  Based on our assessment of carrying value of investment in MKVDC bonds, we believe that there is no impairment of investments as of March 31, 2009.

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

We only began receiving interconnect payments in respect of incoming international long distance calls since April 1, 2002, when several interconnect agreements, including our agreement with VSNL, took effect. In fiscal 2003, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of the TRAI’s Interconnect Usage Charges Regulation 2003 (1 of 2003) implemented from May 1, 2003 and modified by Interconnect Usage Charges Regulation 2003 (2 of 2003) effective February 1, 2004.  For April 2003, these charges were accounted per the earlier arrangement. Call revenue is generally a function of the number of access lines in service, the volume of traffic carried and the level of call charges.  Telephone and other rental revenue is a function of the number of access lines in service and the rental tariffs we charge.  Public call office revenue is driven by the number of our public call offices, the volume of traffic carried and the level of call charges.  Interconnect revenue is a function of the contractual and legal/regulatory rates prescribed for interconnection and the level of call volumes originating from sources that pay interconnect fees.  For the year ended March 31, 2009, there has been a decrease in the number of fixed lines that, coupled with a decrease in the related tariffs, has resulted in decreased revenues for these services.  However, there has been an increase in revenue due to increased GSM lines and broadband connections, despite a drastic decrease in related tariffs.

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

In fiscal 2000, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the DOT and accept employment with MTNL effective November 1998.  Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules. Some other employees have opted for retirement rules, which are applicable to our directly recruited employees, and opted to draw pro rata monthly pension until their absorption.  Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees.  In August/September 2002, the DOT indicated that the government would pay for the pension benefits of the government employees absorbed by MTNL who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT.  However, the terms of such payments are in the process of finalization.  Once these terms are finalized and the payments are made to the DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India.  Presently, in the absence of any further movement from the Government, we are discharging all such liabilities.

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

As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies that, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees.  Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages.  During the year ended March 31, 2005, MTNL implemented a Voluntary Retirement Scheme (VRS) for executive as well as non-executive employees.  Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time.  The scheme provided for ex gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment.  As of March 31, 2009, approximately 3,900 employees had retired under this scheme.

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

In fiscal 2005 and in subsequent years, the charges were accounted on the basis of TRAI regulations as amended from time to time.

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

In fiscal 2008, TRAI has issued the Telecommunication Tariff (Forty-eighth Amendment) Order, 2008 on January 1, 2008 and implemented from September 15, 2008, regarding a nominal fee, not exceeding two Indian rupees towards administrative costs or expenses for each recharge under any tariff plan, shall be levied on any recharge exclusively meant for provision of talk time value.

For more information on license fees and network utilization charges, please see “Information on the Company—Business Overview.”

Inflation

We do not believe that inflation in India has had a material impact on our results of operations in recent years.  However, the TRAI has been granted the authority to determine tariffs, and we are therefore restricted in our ability to increase tariffs to compensate for inflation.  As a result, inflation could adversely affect our results of operations.  See Item 4. “Information on the Company—Business Overview—Tariffs and Other Charges” in this report.

Effect of New Accounting Pronouncements

There are a number of new accounting standards that have been issued that will affect our information presented in accordance with US GAAP.  For a description of these recent pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this report.

Other Matters

See “Information on the Company—Business Overview—Legal Proceedings” and Note 22 to our consolidated financial statements for information on our contingent liabilities.

We are selectively targeting expansion opportunities outside India where we can leverage our expertise and relationships.  We have investments in Nepal and Mauritius and are currently examining several other opportunities.  We invested Rs.233.45 million up to fiscal 2004 and Rs.56.70 million in fiscal 2007 on the Nepal venture, and in respect of the Mauritius operations, Rs.425.03 million up to fiscal 2006, Rs.170.09 million in fiscal 2007, Rs.142.46 million in fiscal 2008, and Rs.90.43 million in fiscal 2009.

In June 2008, we obtained a license from the Department of Telecommunication to provide international long distance service and we intend to deploy these services.  We cannot determine at this time what impact entry into these markets will have on our revenues and results of operations.

Segment Information

We have identified basic and cellular as the two operating segments of MTNL.  Basic services segment consists of voice, data through local calls, domestic long distance and international long distance calls on fixed line services in the cities of Delhi and Mumbai in India. Further, it includes revenues from Code Division Multiple Access, or CDMA, based cellular services and internet access services.  Cellular consists of providing cellular services in cities of Delhi and Mumbai using Global System for Mobile communications, or GSM, technology.  See Note 23 to our consolidated financial statements.

During the year ended March 31, 2005, we had not considered cellular services to be a reportable segment since it did not meet the thresholds of significance.  However as the cellular services have met the thresholds of significance during the fiscal years ended March 31, 2007, 2008, and 2009, we have disclosed the segment information for the year ended March 31, 2009 as well as for the prior years.

During the previous year we started operations in Mauritius.  However, as the operations are insignificant as compared to our overall business, the same have not been considered for separate segment disclosure.

During the years ended March 31, 2008 and 2009, no single customer has contributed for revenue in excess of 10% of total revenue.

The amounts reviewed by the CODM are based on internal accounting policies of the Company which are different from US GAAP.

Results of Operations

The following table sets forth selected income statement data expressed as a percentage of revenue for the period indicated, derived from financial statements that are prepared in accordance with US GAAP, included on pages F-1 to F-39 of this annual report.

	Fiscal Years Ended March 31,
	2007	2008	2009
Revenues	100%	100%	100%
Cost of revenues (excluding depreciation shown separately below)	(71.5)%	(68.3)%	(75.2)%
Selling, general and administrative expenses (excluding depreciation shown separately below)	(19.2)%	(19.1)%	(21.6)%
Depreciation	(18.7)%	(18.6)%	(19.6)%
Postretirement medical benefit liability written back	12.7%	-	-
Excess liabilities written back	1.8%	0.7%	1.2%
Income / (loss) from operations	5.2%	(5.2)%	(15.2)%
Interest and other income, net	17.4%	10.4%	23.8%
Income before income taxes and share of losses from affiliate	22.5%	5.2%	8.6%
Income taxes	2.4%	0.3%	(5.9)%

Equity in (losses) of affiliate	0.0%	0.0%	0.0%

Net income	24.9%	5.5%	2.7%

Comparison of Year Ended March 31, 2009 with Year Ended March 31, 2008

Revenues: Basic services: Our revenues from basic services decreased by 7.28% from Rs.36,249 million for the year ended March 31, 2008 to Rs.33,610 million for the year ended March 31, 2009. The decrease was primarily driven by a decrease in fixed line call revenue, including public call office (“PCO”) revenue, by 27.37% from Rs.17,623 million for the year ended March 31, 2008 to Rs.12800 million for the year ended March 31, 2009. However, interconnect revenue increased by 35.99% from Rs.4,791 million for the year ended March 31, 2008 to Rs6,515 million for the year ended March 31, 2009 and revenue from telephone and other rentals and broadband services increased by 2.67% from Rs.15,146 million for the year ended March 31, 2008 to Rs.15,550 million for the year ended March 31, 2009.

Call revenue has gone down as a result of a decrease in the average number of connections from approximately 3,944,000 connections during the year ended March 31, 2008 to approximately 3,866,000 connections during the year ended March 31, 2009. There was also a net decrease of 4,938 million units in billed Metered Call Units (“MCU”), from 21,445 million units during the year ended March 31, 2008 to 16,507 million units during the year ended March 31, 2009. Further, the call tariff rates were reduced during the current year due to increased competition in the market, resulting in a fall in average revenue per connection per month from Rs.679 during the year ended March 31, 2008 to Rs.618 during the current year, a decrease of Rs.61 per connection per month.

Cellular services: Our revenues from cellular services decreased by 2.69% from Rs.8,455 million for the year ended March 31, 2008 to Rs.8,228 million for the year ended March 31, 2009. The decrease was primarily driven by decrease in our income from roaming and prepaid trump by Rs.283 million from Rs.4,420 million for the year ended March 31, 2008 to Rs.4,137 million for the year ended March 31, 2009.

Cost of Revenues: Basic services: Our cost of revenues has increased from Rs.25,816 million for the year ended March 31, 2008 to Rs.26,171 million for the year ended March 31, 2009. The increase is primarily on account of increase in license fees by 24.69 % from Rs.3,892 million for the year ended March 31, 2008 to Rs.4853 million for the year ended March 31, 2009.  However, the same was offset by a decrease in interconnection charges by 13.02% from Rs.5,037 million for the year ended March 31, 2008 to Rs.4,382 million for the year ended March 31, 2009.

Cost of Revenues: Cellular services: Our cost of revenues has increased by Rs.579 million from Rs.4,706 million for the year ended March 31, 2008 to Rs.5,285 million for the year ended March 31, 2009. The increase is due to increase in interconnect charges by Rs.375 million from Rs.2,803 million for the year ended March 31, 2008 to Rs.3,178 million for the year ended March 31, 2009 and an increase in staff costs by Rs.245 million from Rs.145 million for the year ended March 31, 2008 to Rs.390 million for the year ended March 31, 2009. However, the same is offset to some extent by decrease in license fees and spectrum charges by Rs.75 million from Rs.932 million in the year ended March 31, 2008 to Rs.857 million for the year ended March 31, 2009 and decrease in miscellaneous expenses by Rs.100 million from Rs.296 million for the year ended March 31, 2008 to Rs.196 million for the year ended March 31, 2009.

As regards license fees payable as a percentage of the Adjusted Gross Revenues (“AGR”), the decrease is basically due to a 2.69% decrease in cellular revenue as compared to the previous year.

Selling, General and Administrative Expenses (SG&A)

Basic services: Our selling, general and administrative expenses went up by 6.15% from Rs.7,869 million during the year ended March 31, 2008 to Rs.8,353 million during the year ended March 31, 2009. The increase in mainly on account of increase in staff costs by Rs.492 million from Rs.5,104 million for the year ended March 31, 2008 to Rs. 5,596 million for the year ended March 31, 2009 and an increase in loss on sale of assets by Rs.246 million from Rs.441 million for the year ended March 31, 2008 to Rs.687 million for the year ended March 31, 2009. However ,the same was set off to some extent mainly on account of decrease in miscellaneous expense by Rs.69 million from Rs.470 million for the year ended March 31, 2008 to Rs.401 million for the year ended March 31, 2009.

Cellular Services: Our selling, general and administrative expenses increased by Rs.26 million from Rs. 648 million during the year ended March 31, 2008 to Rs.674 million during the year ended March 31, 2009. The increase in mainly on account of increase in staff costs by Rs.105 million from Rs.62 million for the year ended March 31, 2008 to Rs.167 million for the year ended March 31, 2009. However the same was offset by decrease in provision for doubtful debts by Rs.82 million from Rs.198 million for the year ended March 31, 2008 to Rs.116 million for the year ended March 31, 2009.

Income from Operations

Basic Services: Our loss from operations has increased by Rs.1,924 million from a loss from operations of Rs.4,742 million for the year ended March 31, 2008 to a loss from operations of Rs.6,666 million for the year ended March 31, 2009. The increase in operating loss is mainly due to a 7.28 % decrease in revenue from Rs.36,249 million for the year ended March 31, 2008 to Rs.33,610 million for the year ended March 31, 2009, and an increase in cost of revenues by Rs.355 million from Rs.25,816 million for the year ended March 31, 2008 to Rs.26,171 for the year ended March 31, 2009 and an increase in the selling, general and administrative expenses from Rs.7,869 million for the year ended March 31, 2008 to Rs.8,353 million for the year ended March 31, 2009. However, the same was offset by a decrease in depreciation by Rs.1,366 million from Rs.7,627 million for the year ended March 31, 2008 to Rs.6,261million for the year ended March 31, 2009.

Cellular Services: Our income from operations has decreased by 86.73% from Rs.2,419 million for the year ended March 31, 2008 to Rs.321 million for the year ended March 31, 2009. The decrease is mainly attributable to an decrease in revenue by Rs.227 million from Rs.8,455 for the year ended March 31, 2008 to Rs.8,228 million for the year ended March 31, 2009 and an increase in costs of revenues by Rs.579 million from Rs.4,706 million for the year ended March 31, 2008 to Rs.5,285 million for the year ended March 31, 2009 and an increase in selling, general and administrative expenses by Rs.26 million from Rs.648 million for the year ended March 31, 2008 to Rs.674 million for the year ended March 31, 2009.

Interest and Other Income: During the year ended March 31, 2009, our interest and other income has increased by 113.74% from Rs.4,661 million for the year ended March 31, 2008 to Rs.9,962 million for the year ended March 31, 2009. The increase is attributable to increase in interest and other income by Rs.3168 million from Rs.2,043 million for the year ended March 31, 2008 to Rs.5,211 million for the year ended March 31, 2009 and  an increase in interest from bank deposits by Rs.2,133 million from Rs.2,618 million for the year ended March 31, 2008 to Rs.4,751 million for the year ended March 31, 2009.

Income Taxes: Income tax increased by Rs.2,589 million from Rs.(121) million for the year ended March 31, 2008 to Rs.2,468 million for the year ended March 31, 2009. The increase was attributable to an increase in the deferred tax expense by Rs.3,093 million from Rs.(2,024) million for the year ended March 31, 2008 to Rs.1069 million for the year ended March 31, 2009 and the same was offset to some extent by decrease in current tax by Rs.504 million from Rs.1903 million for the year ended March 31, 2008 to Rs.1,399 million for the year ended March 31, 2009.

The current tax expense has decreased mainly due to adjustments made while computation of tax during the year ended March 31, 2009.

The deferred tax assets have increased largely on account of deferment of charges in the financial statements in respect of provision for impairment of ITI investments, depreciation and loss on sale of assets.

Comparison of Year Ended March 31, 2008 with Year Ended March 31, 2007

Revenues: Basic services: Our revenues from basic services decreased by 4.58% from Rs.37,989 million for the year ended March 31, 2007 to Rs.36,249 million for the year ended March 31, 2008. The decrease was primarily driven by a decrease in fixed line call revenue, including public call office (“PCO”) revenue, by 20.27% from Rs.22,103 million for the year ended March 31, 2007 to Rs.17,623 million for the year ended March 31, 2008 and a decrease in revenue from telephone and other rentals and broadband services by 7.20% from Rs.16,320 million for the year ended March 31, 2007 to Rs.15,146 million for the year ended March 31, 2008. However, interconnect revenue increased by 56.20% from Rs.2,388 million for the year ended March 31, 2007 to Rs.3,731 million for the year ended March 31, 2008.

Call revenue had gone down despite increase in the average number of connections from approximately 3,723,000 connections during the year ended March 31, 2007 to approximately 3,944,000 connections during the year ended March 31, 2008. There was also a net decrease of 3,660 million units in billed Metered Call Units (“MCU”), from 25,105 million units during the year ended March 31, 2007 to 21,445 million units during the year ended March 31, 2008. Further, the call tariff rates were reduced during the current year due to increased competition in the market, resulting in a fall in average revenue per connection per month from Rs.770 during the year ended March 31, 2007 to Rs.679 during the current year, a decrease of Rs. 91 per connection per month.

Cellular services: Our revenues from cellular services increased by 12.95% from Rs.7,486 million for the year ended March 31, 2007 to Rs.8,455 million for the year ended March 31, 2008. The increase was primarily driven by an increase of approximately 982,000 in the average number of cellular subscribers from approximately 2,012,000 as of March 31, 2007 to approximately 2,994,000 as of March 31, 2008. The same is offset by decrease in  our income from roaming and prepaid trump by Rs.570 million from Rs.4,990 million for the year ended March 31, 2007 to Rs.4,420 million for the year ended March 31, 2008.

Cost of Revenues: Basic services: Our cost of revenues had decreased from Rs.28,910 million for the year ended March 31, 2007 to Rs.25,816 million for the year ended March 31, 2008. The decrease is due to a decrease in interconnection charges by 37% from Rs.7.937 million for the year ended March 31, 2007 to Rs.5,037 million for the year ended March 31, 2008 and decrease in license fees by 8.14% from Rs.4,237 million for the year ended March 31, 2007 to Rs.3,892 million for the year ended March 31, 2008. However, the same was offset by Rs.800 million as provision made for impairment in the investments in Preference shares of ITI Limited.

Cellular services: Our cost of revenues has increased by Rs.1,119 million from Rs.3,587 million for the year ended March 31, 2007 to Rs.4,706 million for the year ended March 31, 2008. The increase is due to increase in interconnect charges by Rs.752 million from Rs.2,051 million for the year ended March 31, 2007 to Rs. 2,803 million for the year ended March 31, 2008 and license fees and spectrum charges increase by Rs.114 million from Rs.818 million in the year ended March 31, 2007 to Rs.932 million for the year ended March 31, 2008. However, the same is offset to some extent by decrease in staff costs by Rs.52 million from Rs.197 million for the year ended March 31, 2007 to Rs.145 million for the year ended March 31, 2008.

As regards license fees payable as a percentage of the Adjusted Gross Revenues (“AGR”), the increase is basically due to a 12.95% increase in cellular revenue as compared to the previous year.

Selling, General and Administrative Expenses (SG&A)

Basic services: Our selling, general and administrative expenses went down by 4.31% from Rs.8,224 million during the year ended March 31, 2007 to Rs.7,869 million during the year ended March 31, 2008. The decrease is mainly on account of decrease in the provision for doubtful debtors by Rs.842 million from Rs.996 million for the year ended March 31, 2007 to Rs.154 million for the year ended March 31, 2008 and staff cost was also decreased by Rs.442 million from Rs.5,546 million for the year ended March 31, 2007 to Rs.5,104 million for the year ended March 31, 2008 and decrease in advertisement cost by Rs.109 million from Rs.396 million during the year ended March 31, 2007 to Rs.287 million during the year ended March 31, 2008. However, the same was offset by increase in loss on sale of assets by Rs.438 million and loss of assets by Rs.394 million during the year ended March 31, 2008.

Cellular Services: Our selling, general and administrative expenses went up by Rs.119 million from Rs. 529 million during the year ended March 31, 2007 to Rs.648 million during the year ended March 31, 2008. The increase was primarily on account of an increase in advertisement expenses by Rs.15 million from Rs.51million for the year ended March 31, 2007 to Rs.66 million for the year ended March 31, 2008 and power and fuel increased by Rs. 21 million from Rs.53million for the year ended March 31, 2007 to Rs.74 million for the year ended March 31, 2008 and miscellaneous expenses also increased by Rs.57 million from Rs.70 million for the year ended March 31, 2007 to Rs.127 million for the year ended March 31, 2008

Income from Operations

Basic Services: Our loss from operations had increased by Rs.4,392 million from a loss from operations of Rs.350 million for the year ended March 31, 2007 to a loss from operations of Rs.4,742 million for the year ended March 31, 2008. The increase in operating loss was mainly due to a 4.58% decrease in revenue from Rs.37,989 million for the year ended March 31, 2007 to Rs.36,249 million for the year ended March 31, 2008, and secondly, a decrease due to non-writing back of provision for post-retirement medical liability during the current year which had been written back by Rs.5,794 million during the previous year ended March 31, 2007, and Rs.800 million provided as provision for impairment of the investments made in the preference shares of ITI Limited. However, the same was offset to some extent by a decrease in the selling, general and administrative expenses from Rs.8,224 million for the year ended March 31, 2007 to Rs.7,869 million for the year ended March 31, 2008 and a decrease in depreciation by Rs.211 million from Rs.7,838 million for the year ended March 31, 2007 to Rs.7,627 million for the year ended March 31, 2008.

Cellular Services: Our income from operations had decreased by 10.14% from Rs.2692 million for the year ended March 31, 2007 to Rs.2,419 million for the year ended March 31, 2008. The decrease was mainly attributable to increase in costs of Rs.1,119 million from Rs.3,587 million for the year ended March 31, 2007 to Rs.4,706 million for the year ended March 31, 2008 and an increase in the selling, general and administrative expenses from Rs.529 million for the year ended March 31, 2007 to Rs.648 million for the year ended March 31, 2008. However it was offset by increase in revenue by Rs.969 million from Rs.7,486 for the year ended March 31, 2007 to Rs.8,455 million for the year ended March 31, 2008.

Interest and Other Income: During the year ended March 31, 2008, our interest and other income had decreased by 41% from Rs.7,894 million for the year ended March 31, 2007 to Rs.4 ,661 million for the year ended March 31, 2008. The decrease was attributable to decrease in interest and other income from Rs.6,310 million for the year ended March 31, 2007 to Rs.2,043 million for the year ended March 31, 2008. However, the same was offset by a 65% increase in interest from bank deposits from Rs.1,584 million for the year ended March 31, 2007 to Rs.2,618 million for the year ended March 31, 2008.

Income Taxes: Income tax reversal decreased by Rs.962 million from Rs.1,073 million for the year ended March 31, 2007 to Rs.121 million for the year ended March 31, 2008. The decrease in reversal was attributable to increase in the current tax expense by Rs.909 million from Rs.3,452 million for the year ended March 31, 2007 to Rs.4,361 million for the year ended March 31, 2008.

The current tax expense had increased mainly due to adjustments arising from disallowance of expenses while computation of tax during the year ended March 31, 2008.

The deferred tax assets have increased largely on account of deferment of charges in the financial statements in respect of provision for impairment of ITI investments, depreciation and loss on sale of assets.

5B.	Liquidity and Capital Resources

A summary of our cash flows appears below:

	(in millions of Rs.)
	Year Ended March 31
	2007	2008	2009
Net cash provided by the operating activities	9,672	27,640	19,867
Net cash used in investing activities	(6,780)	(25,006)	(19,056)
Net cash from financing activities	(2,873)	(2,948)	(737)
Net increase/(decrease) in cash and cash equivalents	19	(314)	73
Cash and cash equivalents at the beginning of the year	1,641	1,660	1,346
Cash and cash equivalents at the end of the year	1,660	1,346	1,419

We have historically met our working capital and capital expenditure requirements principally from cash flows generated from operations.  We have also from time to time undertaken external borrowings.  As of March 31, 2009, we had no borrowings.  We expect to meet our planned capital requirements for the next two years primarily from cash flow generated from operations, together with existing cash balances and supplemented by market borrowings, whenever required.  At March 31, 2009, we had cash and cash equivalents of Rs.1.42 billion and liquid short-term investments in bank deposits of Rs.46.73 billion.  We anticipate capital expenditures of approximately Rs.4.92 billion in fiscal 2009.  We do not expect to have any liquidity problem in regard of possible adverse results in our pending litigations, as we would expect to discharge any obligations from cash in hand.  We have significant amounts due from related parties, which if not settled, would significantly impact cash flow from operations.  We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot give any assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to MTNL or that any additional financing will not be dilutive to our shareholders.

Operating Activities

Net cash flow from operating activities was Rs.27.64 billion in fiscal 2008 and Rs.19.87 billion in fiscal 2009. The decrease in cash generation from operating activities during the current year is primarily attributable to decrease in other receivables by Rs.4.15 billion during the year ended March 31, 2009 from Rs.6.18 billion for the year ended March 31, 2008, and decrease in accrued employee cost by Rs.1.61 billion during the year ended March, 2009 from Rs.4.54 billion for the year ended March 31, 2008. Net cash flow from operating activities was Rs.9.67 billion in fiscal 2007 and Rs.27.64 billion in fiscal 2008. The increase in cash generation from operating activities during the current year is primarily attributable to decrease in other receivable Rs.6.18 billion during the year ended March 31, 2008 from Rs.(19.02) billion for the year ended March 31, 2007, an increase in accrued employee cost from Rs.4.54 billion as at March 31, 2008 from Rs.(2.65) billion as at March 31, 2007, and an decrease  in receivable and accrued revenue to Rs.1.9 billion as at March 31, 2008 from Rs.(2.69) billion as at March 31, 2007.

Investing Activities

Net cash used in investing activities decreased from Rs.25.01 billion for fiscal 2008 to Rs.19.01 billion for fiscal 2009. This is mostly due to withdrawals in investment made in short term bank deposits of Rs.14.28 billion during the year ended March 31, 2009.  Rs.15.34 billion had been deposited during the year ended March 31, 2008. Offsetting the above amount to some extent was decrease in the purchase of fixed assets from Rs.9.57 billion during the year ended March 31, 2008 to Rs.6.95 billion during the year ended March 31, 2009. Net cash used in investing activities increased from Rs.6.78 billion for fiscal 2007 to Rs. 25.01 billion for fiscal 2008. This is mostly due to deposits in investment made in short term bank deposits of Rs.15.34 billion during the year ended March 31, 2008.  However, Rs.1.92 billion was withdrawn during the year ended March 31, 2007. Offsetting the above amount to some extent was an increase in the purchase of fixed assets from Rs.8.70 billion during the year ended March 31, 2007 to Rs. 9.57 billion during the year ended March 31, 2008.

Financing Activities

Net cash used in financing activities had decreased from Rs. 2.95 billion for fiscal 2008 to Rs.0.74 billion for fiscal 2009. This decrease is on account of an decrease in dividend pay out during the year. Net cash used in financing activities had increased from Rs. 2.87 billion for fiscal 2007 to Rs.2.95 billion for fiscal 2008. This increase had been on account of an increase in dividend tax rate during the previous year.

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

As of March 31, 2009, we were not a financial guarantor of obligations of any unconsolidated entity, and we were not a party to any similar off-balance sheet obligation or arrangement.

5F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual payment obligations as of March 31, 2009, and the effect of such obligations for the specified future periods:

	(in millions of Rs.) Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations (capital commitments)	4,915	4,915	—	—	—
Pension and other post-retirement obligations	27,188	1,960	5,482	4,116	15,630
Total	32,103	6,875	5,482	4,116	15,630

We are obligated to pay license fees and spectrum charges to DOT in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The specified percentage for license fees on fixed line services and cellular services was 10% of the Adjusted Gross Revenue (“AGR”) for each of the years ended March 31, 2007, 2008 and 2009.

We do not expect to have any difficulty repaying such amounts, and may do so entirely from cash flow generated from operations.  As of March 31, 2009, we had no debt outstanding and no credit facilities.

5G.	Safe Harbor

See statement on page 1 of this Report.

Item 6.	Directors, Senior Management and Employees

6A.	Directors and Senior Management

The government of India controls MTNL and has the power to elect all of our directors and to determine the outcome of almost all actions requiring approval of our board of directors or shareholders.  The Department of  Telecommunications, as the representative of our majority shareholder, the government of India, also has the authority to exercise the special powers granted to the President of  India under our articles of association.  These include the right to appoint our Chairman-and-Managing Director and to issue directives with respect to our business.  See “Additional Information- Memorandum and Articles of Association-Powers of the President of India”.

Directors

The Board of Directors has ultimate responsibility for the administration and management of our affairs, except for certain matters that are reserved by our articles of association for the approval of  the President of India.  Our articles of association provide for a board of not less than four and not more than 18 directors.  The President of India is empowered by Article 66A of our articles of association to appoint one-third of the total number of our directors sitting at any time for an indefinite term and to designate our Chairman-and-Managing Director.  Our remaining directors are also appointed by the government of  India and non-official part time directors serve for three-year terms.  One-third of these set term directors retire each year at our annual general meeting, and are eligible to stand for re-election.

We currently have nine directors. Four of our directors also are our most senior officers, who we refer to as “full-time directors”.  Our Executive Director, Mumbai and our Executive Director, Delhi are normally ex-officio members of the Board.  Two of our directors are officers of the DOT.  Finally, three directors are neither our employee nor an employee of the DOT, who we refer to as “part-time” directors”.  All of our directors were appointed by the DOT.  Three board seats are currently vacant, i.e. two ex-officio directors and one part-time director.

The business address of each of the directors is our registered office.  The names of our current directors, their ages and their positions are:

Name	Age	Position

R.S.P. Sinha	58	Director(1) / Chairman-and-Managing Director
Kuldeep Singh	55	Director(1) / Director (Technical)
Anita Soni (Ms.)	56	Director(1) / Director (Finance)
S.P. Pachauri	56	Director(1) / Director (HR)
Manish Sinha	42	Director (2) / Deputy Director General, (LF) Department of Telecommunications

J.S. Deepak	51	Director (2) / Joint Secretary (T) Department of Telecommunications
Usha Sahajpal	66	Director (3)
Adit Jain	49	Director (3)
V.S. Iyer	49	Director (3)

(1) full-time director
(2) Government director
(3) part-time directors

Mr. R.S.P. Sinha has been our Chairman and Managing Director since November 2003 and a member of our board as Director (Fin) since April 2002.  Prior to joining us, he was Director (Finance) of Videsh Sanchar Nigam Ltd.  He is a Fellow Member of the Institute of Cost & Works Accountants of India.  Mr. Sinha has 23 years experience in senior financial positions both in the private sector and the public sector, including 11 years experience as full-time director of the board of Public Sector Undertakings.  Mr. Sinha worked as Director (Finance) on the board of VSNL (now Tata Communications Ltd.) from January 1999 to February 2002 and Director (Finance), MTNL from April 2002 to October 2003.

Mr. Kuldeep Singh has been our Director (Technical) and a member of our Board since December 9, 2004. Mr. Singh joined the Indian telecom services in 1979. He has more than 32 years experience in the field of computers and telecommunications. Before being appointed as Director (T) on the board of MTNL, he worked as GM in MTNL for more than four years.  Prior to this, he worked in DOT, Overseas Communication Services and National Informatic Centre in various responsible positions.  He holds an engineering degree in electronics and telecommunications from the Institute of Electronics and Telecom Engineering, New Delhi, and an MBA with finance specialization from IGNOU (Indira Gandhi Nehru Open University).

Ms. Anita Soni has been our Director (Finance) since April 2005.  Ms. Soni joined Indian P & T (Accounts & Finance) Service in 1977. She has more than 30 years experience as a senior finance Executive in Indian P & T (Accounts & Finance) Service.  Before joining MTNL as Director (Finance), she held positions in DOT, TRAI, MTNL, and BSNL and has experience in all aspects of telecom finance.  She is on the panel of experts of the International Telecom Union (ITU), and has participated in various ITU projects.  She has a Master of Arts (Economics Honours) from Punjab University.

Mr. S.P. Pachauri has been our Director (HR) since December 2007.  Before being appointed as Director (HR), he had held various positions as GM (Mobile Services) in MTNL, and prior thereto he had held various positions in different parts of India, including Director, telecom project at Lucknow Circle, GMT Kashmir at Jammu & Kashmir circle, and Project Manager (OFC) TSCL.  He holds a B.E. and a M.E. in electronics and communications from Roorkee University.

Mr. Manish Sinha has been a member of our Board since March 2009.  Since May 2008, he has been DDG (LF) in the Licensing Division of Department of Telecommunications, Government of India, where he has 19 years experience in the Telecom Department.  He has spent a decade in the Operating Division of the Department of Telecom, and has worked in the finance area of the Department.  From 1996 to 1999, he dealt with policy matters and procurement for the Telecom Sector.  He has also been instrumental in setting up the Banking Operations and Treasury functions in the organization of the incumbent operator i.e. BSNL in India.  He has also dealt with issues relating to evaluation of license conditions, especially those related to the issues of international long distance network.  His current work is to render financial advice on all licensing issues that arise in DOT.  His main responsibility is in the arena of determination, collection and assessment of license fee that are paid by the various telecom licensees to the government of India.  He holds specialized degrees in financial management from IGNOU,  and an MBA in public policy from the University of Birmingham.

Mr. J.S. Deepak, has been a member of our Board since April 2008, and is presently working as Joint Secretary in the Department of Telecommunications.  Mr. Deepak belongs to 1982 batch of Indian Administrative Services (IAS) and has over 25 years of experience.  He has worked in the Govt. of UP in different departments/organizations such as Principal Secretary, Industrial Development Export Commissioner UP, Managing Director, UP Export Corporation Limited, Deputy Managing Director, State Industrial Development Corporation, UP, Principal Secretary, Elementary Education, Health, Family Welfare in Government of UP and Commissioner, Faizabad and Commissioner Meerut.  He holds a M.Sc. degree in electronics from Bangalore University and a MBA in marketing and finance from IIM, Ahmedebad.

Mrs. Usha Sahajpal has been a member of our Board since April 2008 as Non Official part-time Director (Independent Director).  She holds a Master of Arts (Political Science) degree from Delhi University.  She was employed by Indian Audit and Accounts Service from 1966 to 1976 and Indian Civil Accounts Service from 1976 to 2003 (till retirement).  During her tenure, she has held various positions in the Indian Audit and Accounts Department as Controller of Accounts in various ministries of the Govt. of India, Finance Advisor to the Employees Provident Fund Organization, Ministry of Labour, Chief Controller of Accounts, Ministry of Industry, Jt. Secretary and Finance Advisor, Ministry of Agriculture, Principal Chief Controller of Accounts, Central Board of Excise and Customs, Department of Revenue, Ministry of Finance and Controller General of Accounts, Ministry of Finance.  In March 2003, she retired from service as Controller General of Accounts, Ministry of Finance, Govt. of India.  Presently she is non-official, part-time Director on the Board of South Eastern Coal Field Ltd. (a subsidiary of Coal India, Ltd.), Member, Finance Committee, Jawahar Lal Nehru University, Delhi and Member of other institutes/societies and NGOs.

Mr. Adit Jain has been a member of our Board since July 31, 2009.  Since 2007, he has been Chairman of IMA India, a business information company.  Previously, he was employed at Lazard India, an investment bank, serving as Vice President & Head, Corporate Advisory Services, and was responsible for the mergers and acquisition business.  He also is non-executive Director on the corporate board of Sanmar Group; Shrirman Transport Finance Company Ltd., Indosolar Ltd., PR Pundit Public Relations Ltd. and BMR Associates.  He is a member of the Board of Trustees of the Centre for Civil Society, an independent free market think-tank and the Adit Jain Foundation.  He holds a bachelor’s degree in Mechanical Engineering from the Firia Institute of Technology and a MBA from the Henley Management College, UK.

Mr. V. S. Iyer has been a member of our Board since July 31, 2009.  He is a Chartered Accountant having more than 26 years of experience in managerial positions in the areas of corporate finance and internal audits at major corporations, including Mukta Arts Limited, Cox & Kings Ltd., and Tata Oil Mills Ltd.  From 1993 to 2006, he worked with Prebon Yamane Group of companies.    He is a director of Ruttonsha International Rectifiers Limited.  He holds a post-graduate degree in commerce from Bombay University.

Other Principal Executive Officers

The business address of each of our principal executive officers is our registered office.  In addition to the four officers who also are members of the board of directors, our other principal executive officer and his age and position are:

Name	Age	Position

S.R. Sayal	46	Company Secretary

Mr. S.R. Sayal has been our Company Secretary since October 2006, having previously served as Dy. Company Secretary since August 1997.  Prior to joining MTNL as Dy. Company Secretary in 1997, Mr. Sayal worked for National Fertilizers Ltd. (a Government of India enterprise) and other private sector companies in legal, secretarial and accounting departments.  Mr. Sayal is a Fellow Member of the Institute of Company Secretaries of India.  Mr. Sayal has a Bachelor of Commerce (Hons.) Master of Arts (English) degree from Delhi University and a Bachelor of Laws degree from Agra University.

In January 2009, Mr. K.C. Gupta retired as Executive Officer, Operation.

6B.	Compensation

Compensation of Directors and Officers

The total remuneration and benefits in kind paid by MTNL to our executive officers, including those who also are directors, as a group in fiscal 2009 was approximately Rs.7.25 million, including arrears of Rs.1.98 million.

The full-time directors, including the Chairman-cum-Managing Director, are appointed by the Government and receive compensation pursuant to the terms of their appointment.  The other directors receive a fee of RS. 10,000 for every meeting of the Board or Committee attended by them.

There are no outstanding loans, advances or guarantees of any amounts to our directors or principal officers, nor any equity based compensation plans covering such persons.  There have been no transactions effected by MTNL during the current or immediately preceding fiscal year, and there were no transactions effected during an earlier financial year that remain in any respect outstanding or unperformed, between MTNL and any of our directors or principal officers which were unusual in their nature or conditions or significant to our business.

6C.	Board Practices

We have the following committees of our Board of Directors:  Audit Committee and Shareholders’/Investors’ Grievances Committee.  By reason of the Government’s ownership position, we do not have a Compensation Committee or a Nominating Committee.  See Item 16G.  “Corporate Governance” in this report.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to the various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors, our accounting practices and our financial and risk management policies.  Effective March 30, 2009, the Board reconstituted the Audit Committee. Its members are Smt. Usha Sahajpal, Chairperson, J.S. Deepak and Manish Sinha.  Smt. Usha Sahajpal has been designated as a “financial expert” in accordance with NYSE and SEC rules.  J.S. Deepak and Manish Sinha are government of India employees and are not considered independent under India standards but under U.S. standards we avail ourselves of an exemption from certain independence standards (see Items 16D. “Exemptions from the Listing Standards for Audit Committees” and 16G. “Corporate Governance” in this report).  We are following up regularly with the DOT for early appointment of additional directors on the Board so that we may reconstitute our Audit Committee to include only persons who are not MTNL or government employees and qualify as independent under Indian standards.

The Shareholders’ Investors’ Grievance Committee oversees reports received from the registrar and transfer agent, as well as overseeing their performance, and facilitates the prompt and effective resolution of complaints from our shareholders and investors.  This Committee consists of Mrs. Usha Sahajpal, as Chairperson, Mrs. Anita Soni and Manish Sinha as members, and S.R. Sayal, as Secretary.

6D.	Employees

EMPLOYEES

At March 31, 2009, we had approximately 46,000 employees, of whom approximately 6,400 were executive and 39,600 were non-executive employees.  We seek to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and subscriber satisfaction.  We have placed a special emphasis on retraining our workforce to meet the demands of modernizing our network and improving customer satisfaction.

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

The Pay and Allowance arrangement expired on December 31, 2006, and the compensation arrangements have continued at the prior levels.  The government of India, by Memorandum dated November 26, 2008, and by supplementary/clarification memoranda, dated February 9, 2009 and April 2, 2009, issued orders for revision of the pay structure of the executives and non-unionized supervisors in the Central Public Sector Undertakings (CPSEs).  These orders generally give directions to merge the old basic pay with the new prescribed pay scale.  As of April 2009, management initially decided to revise the pay structure as ordered with a 5% adjustment, rather than the 30% maximum stipulated by the Government.  The associations representing the executives did not agreed to the revision, and the proposed revision was withdrawn awaiting settlement of pension issues pending with the Government.  Considering that the effective date of the compensation revision was January 1, 2007 and the percentage change in compensation amounts is still not clear, we included a reserve of Rs.690 million in our financial statements for the year ended March 31, 2009, as the estimated per annum financial impact that may result on account of a possible 20% pay adjustment together with consequential increase in the actuarial provisions to meet future related pension benefits.

In fiscal 2000, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the DOT and accept employment with MTNL effective November 1998.  Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules and some other employees have opted for retirement rules which as applicable to our directly recruited employees, and opt to draw pro rata until their absorption.  Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees.  In August/September 2002, the DOT indicated that the government would pay for the pension benefits of the government employees absorbed by MTNL who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT.  However, the terms of such payments are in the process of finalization.  Once these terms are finalized and the payments are made to DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India.  Presently, in the absence of any further movement from the Government, we are discharging all such liabilities.

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

As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies, which, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees.  Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages.  During the year ended March 31, 2005, we implemented a Voluntary Retirement Scheme for our executive as well as non-executive employees.  Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time.  The scheme provided for ex gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment.  As of March 31, 2009, approximately 3,900 employees had retired under this scheme.

The mandatory retirement age for all employees is 60 years of age.  Upon retirement, employees (who have opted for government pension) and their dependents are entitled to a pension under a defined benefit plan.  The pension amount is based on the employee’s years of service and salary level upon retirement and, in a reduced amount, is transferable to dependents upon the employee’s death.  We also provide post-retirement health care benefits to retired employees and their dependents.  Effective October 2008, we implemented a Retired Employee Contribution Group Health Insurance scheme for a one year period.

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

TRAINING

In order to deal with the new realities of competitive marketplace, we have launched a massive training effort to train our workforce.  Training design has been so modified to tilt the balance of training from knowledge to skill and attitude, which are key to succeed in a customer-driven marketplace.  During the 2009 fiscal year, 8,255 employees were trained as against the MoU targets of 6,000 employees.

In addition to this, highly specialized training was given abroad to 74 MTNL officers.

In addition to already existing District Telecom Training Centers (DTTC), our Center for Excellence in Telecom Technology and Management (CETTM) has been established as a state of the art facility to impart technical, managerial and corporate training to telecom and management personnel of Mumbai and Delhi units.  CETTM caters to our training needs as well as other organizations like railways, National Thermal Power Corporation, State Bank of India and other corporate clients.  CETTM has been empanelled by the Ministry of External Affairs, Govt. of India, to provide customized training to participants from countries under ITEC-SCAAP Indian Technical Education Cooperation-Special Commonwealth African assistance program.  This centre is an ISO 9001:  2000 Certified institution.  The CETTM complex has 17 lecture halls, 22 technology labs, conference rooms with board room integration, RFID based modern library and an ultra modern auditorium.  CETTM is equipped with a hostel complex for residential programmes having 408 AC and non-AC rooms and 27 executives suites to house the trainees.  CETTM has signed MOU with Red Hat, Novell and others for conducting IT training leading to certification courses like RHCE and NCLP.

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

The following table sets forth information about the shareholders holding 5% or more of our outstanding equity shares as of June 30, 2009, according to our register of shareholders:

Name of Owner	Number of Shares (4)	Percentage (4)
Government of India (1)	354,372,740	56.25%
Life Insurance Corporation of India (2)	114,406,391	18.16%
The Bank of New York (3)	46,213,164	7.34%

(1)	The equity shares owned by the government of India are registered in the name of the President of India or his nominees in our register of shareholders
(2)	Held directly and indirectly by Life Insurance Corporation of India, which is also controlled by the government of India.
(3)	These equity shares are held by The Bank of New York Mellon as custodian for the holders of our ADSs.
(4)	At June 30, 2009, 630,000,000 common shares were outstanding.

During the past three years there has not been any change in the share ownership by the government of India, and the share ownership changes by the Life Insurance Corporation of India have not been significant.  As of June 30, 2009, approximately 87.23% of the outstanding Common Shares were held by approximately 138,000  record holders with addresses in India.  All holders have the right of one vote for each equity share held.  See Item 10B. “Memorandum and Articles of Association” in this report.

7B.	Related party transactions

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have a number of distinct relationships with the government of India as outlined below:

The Government of India as Shareholder

The government of India currently owns 56.25% of our outstanding equity shares and has the right to designate members of our Board of Directors.  The government of India also controls the Life Insurance Corporation of India.  Accordingly, the government of India will continue to have the ability to control us, elect all of our directors and determine the outcome of substantially all actions requiring the approval of our board of directors or shareholders.

The government of India has announced its intention to divest its shareholdings in a number of government companies by offering significant equity stakes in those companies to strategic partners through a competitive bidding process.  To date, there have been no announcements that the government of India plans to reduce its shareholding in MTNL through this process.

The DOT acts as representative of our majority shareholder, the government of India.  The DOT also has the authority to exercise the special powers granted to the President of India under our articles of association.  These include the right to appoint our Chairman and Managing Director and to issue directives with respect to our business.  See Item 10B. “Memorandum and Articles of Association—Powers of the President of India” in this report.

Government of India as Regulator

Our business is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the DOT pursuant to the provisions of the Telegraph Act and the terms of the licenses under which we operate.  While the Telegraph Act sets the legal framework for regulation of the telecommunications sector, much of our supervision and regulation is implemented more informally through the general administrative powers of the DOT, including those reserved to the DOT under our license, and of other government of India agencies.  In March 1997, an autonomous body, the TRAI, was established with quasi-judicial powers to regulate telecommunications services in India.  See Item 4. “Information on the Company— Telecommunications Regulation in India—The Telecom Regulatory Authority of India” in this report.

We operate all of our services under licenses granted by the DOT.  The licenses identify the services that we are permitted to provide, which we believe covers all of the services that we currently do provide.  A license for any additional service requires the approval of the DOT.  The DOT retains the right, however, after giving MTNL appropriate notice, to modify the terms and conditions of our license at any time if, in its opinion, it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector.  The DOT may also terminate our license before its scheduled expiration upon our breach of any of its terms.  Under the Telecom Regulatory Authority of India Act, the Telecom TRAI has been granted the authority to determine tariffs.

So long as the government of India’s shareholding in MTNL equals or exceeds 51%, we are deemed to be an Indian government company under the Companies Act and are subject to regulations generally applicable to public sector enterprises in India.  These regulations concern personnel matters, including appointment of key management personnel and the hiring, dismissal and compensation of employees, as well as procurement, capital expenditures and the generation of funds through the issuance of securities.  For example, all appointments to our board of directors must first be recommended by the Public Enterprises Selection Board, a government agency, and its recommendations are reviewed by the government of India, although until recently all appointments to our board have been recommended only by the government of India.  All appointments to our board of directors are also approved by our shareholders.  Disputes between government of India enterprises (such as us) and government of India departments generally must be referred to the Committee on Disputes of the government of India for mediation before either party may bring a claim in a court of law.  A single government of India ministry or department is designated as the primary supervisor of each public sector enterprise and the DOT has been designated as our primary supervisor.  Our activities are also subject to review by India’s Parliament, and the DOT must submit an annual report to Parliament regarding our business activities.

The government of India plays an important role in the preparation of our financial statements.  Under Indian regulations, as a government of India company, our annual accounts are audited by statutory auditors and branch auditors which are independent chartered accountants appointed each year by the government of India at the direction of the Comptroller and Auditor General of India.  See Item 10B. “Additional Information—Memorandum and Articles of Association—Audit and Annual Report” of this report.  In accordance with the government of India’s practice with respect to government of India companies, auditors have generally not been permitted to serve as our branch or statutory auditors for more than three consecutive years.  In addition, the Comptroller and Auditor General conducts an independent review of our financial statements that are audited by the statutory and branch auditors.  The annual report submitted to the Parliament includes a copy of our audit report and any comments upon or supplements to the audit report made by the Comptroller and Auditor General.

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

Our Financing of the Department of Telecommunications

As a department of the government of India, the DOT cannot raise funds through external borrowings from non-government of India entities, and has historically depended on MTNL to raise funds on its behalf for use in its telecommunications business.  By restructuring MTNL as a corporation, the DOT was able to create a company, which could raise debt in the capital markets to be used to fund its telecommunications operations.  The Indian government guaranteed these borrowings and we on-lent the proceeds of the borrowings on terms substantially similar to the terms of the original loan.  As a result of the corporatization of the Department of Telecom Services into BSNL in October 2000, we no longer borrow funds on behalf of the DOT.  All external borrowings that had made on behalf of the DOT/BSNL have been repaid by MTNL.

Other

In addition to the transactions and circumstances described above in this Item 7, we enter into numerous business relationships with entities that have varying degrees of government control, as well as with the government itself and subdivisions of the government.  For example, as discussed elsewhere in this report, our principal interconnect arrangements are with BSNL and we have certain disputes with BSNL.  For more information on our relationships and transactions with the government of India and its subdivisions and entities controlled by the government, see Note 3 and Note 19 to our consolidated financial statements, which appear elsewhere in this report.

7C.	Interest of experts and counsel

None.

Item 8.	Financial Information

8A.	Consolidated Statements and Other Financial Information

See “Item 18.  Financial Statements” and pages F-1 through F-39.

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

In July 2009, our Board of Directors recommended the payment of final dividend of Rs.1.00 per share, amounting to a total of Rs.630 million to record holders of equity shares in September 2009.  This dividend is to be approved by our shareholders at our annual general meeting to be held on September 25, 2009.

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

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are listed on several Indian stock exchanges and were first quoted on The Stock Exchange, Mumbai on May 13, 1993.  Our equity shares are also traded on the National Stock Exchange in India.  The following table sets forth the high and low closing prices on The Stock Exchange, Mumbai for our equity shares for the periods indicated:

Share price (Rs.)
Calendar period	High	Low

2005 Fiscal Year	166.45	92.90
2006 Fiscal Year	170.05	108.00
2007 Fiscal Year	221.80	144.85
2008 Fiscal Year	219.45	112.60
2009 Fiscal Year	116.00	51.75

2008 Fiscal Year
First Quarter	169.40	141.90
Second Quarter	173.70	129.00
Third Quarter	199.80	144.00
Fourth Quarter	219.45	92.75

2009 Fiscal Year
First Quarter	116.00	89.65

Share price (Rs.)
Calendar period	High	Low
Second Quarter	113.20	80.55
Third Quarter	86.25	51.75
Fourth Quarter	83.80	59.25

Last Six Months
April 2009	78.85	68.50
May 2009	107.90	68.70
June 2009	123.70	92.60
July 2009	109.25	86.20
August 2009	103.80	92.50
September 2009 (through September 24)	97.20	89.40

On September 24, 2009, the closing price of our equity shares on The Bombay Stock Exchange was Rs.89.95

The table below shows the high and low closing prices on the New York Stock Exchange for our ADSs for the period indicated.

	ADS price
Calendar Period	High US$	Low US$

2005 Fiscal Year	9.27	5.40
2006 Fiscal Year	8.44	5.41
2007 Fiscal Year	9.75	5.61
2008 Fiscal Year	10.75	4.62
2009 Fiscal Year	5.80	2.25

2008 Fiscal Year
First Quarter	8.21	6.38
Second Quarter	8.50	5.96
Third Quarter	10.20	7.36
Fourth Quarter	10.75	4.62

2009 Fiscal Year
First Quarter	5.80	4.05
Second Quarter	5.34	3.71
Third Quarter	4.39	2.60
Fourth Quarter	3.68	2.25

Last Six Months
April	3.04	2.60
May	4.45	2.70
June	5.15	3.60
July	4.70	3.64
August	4.50	3.65
September (through September 24, 2009)	3.82	3.60

On September 24, 2009, the closing price of our ADSs on the New York Stock Exchange was US$3.60 per ADS.  Our NYSE symbol is MTE.  Each ADS represents two equity shares.

THE INDIAN SECURITIES MARKET

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the Securities and Exchange Board of India, The Bombay Stock Exchange, and the National Stock Exchange, and has not been prepared or independently verified by MTNL or any of our affiliates or advisers.

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

If any dividend remains unclaimed at the end of 30 days, the amount of the dividend will be transferred to a separate account belonging to MTNL.  If it still remains unclaimed at the end of seven years, this amount will be transferred to government of India and cannot be claimed by the relevant shareholder.  Dividends are payable only in cash to registered holders on a record date fixed prior to the relevant annual general meeting.

Dividends may be paid only out of our profits for the relevant year, after transfer to our reserves of a percentage of our profits for that year of not less than 2.5%.  The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for that year out of our accumulated profits, subject to certain limitations.  A dividend tax of approximately 16.995% (inclusive of Education surcharge) of distributed profit for a relevant period is payable by MTNL.

The following table sets forth, for the periods indicated, the dividend per equity share and per global depositary receipt and the total amount of dividends paid on the equity shares, both exclusive of dividend tax.

For fiscal year	Dividend per equity share	Dividend per ADS/GDR	Total amount of dividends paid
	(Rs.)	(Rs.)	(millions of Rupees)
2009	1.0	2.0	630
2008	4.0	8.0	2,520
2007	4.0	8.0	2,520
2006	4.0	8.0	2,520
2005	4.5	9.0	2,835

The Ministry of Finance has adopted non-binding guidelines regarding the payment of dividends by “public sector undertakings (PSUs)” which apply to MTNL.  According to the guidelines, profit-making public sector undertakings which are commercial enterprises should generally declare a minimum dividend each fiscal year of 20% of the higher of paid-up share capital as of year-end or profit after tax for the year.  In the case of telecommunications, oil, petroleum, chemical and other infrastructure industries, profit making PSUs should declare a minimum dividend for each fiscal year of 30% of profit after tax for the year or 30% on equity, whichever is higher.

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

Free Distribution of Equity Shares

In addition to permitting dividends to be paid out of current or retained earnings, the Companies Act permits MTNL to distribute bonus shares to shareholders.  Upon any distribution of bonus shares, an amount equal to the face value of the bonus shares to be distributed is transferred from the general reserve or share premium account to share capital.  The bonus shares must be distributed to shareholders in proportion to the number of equity shares owned by them.

Preemptive Rights and Issue of Additional Shares

Subject to the approval of the President of India, we may by ordinary resolution increase our share capital by the issue of new shares or create a new class of shares.  In addition, the rights attached to the shares of any class may be varied with the consent of not less than three-fourths of the issued shares of that class.  The Companies Act gives shareholders the right to subscribe for new shares in proportion to their existing shareholdings unless otherwise determined by a special resolution to that effect adopted at a general meeting of shareholders.  Such a resolution was adopted with respect to the equity shares offered by MTNL in the global depositary receipt offering at an extraordinary general meeting held on November 19, 1997.  We must offer shares to existing shareholders by notice specifying the number of shares offered and the date, within 30 days from the date of offer, by which the offer must be accepted.  The board of directors is entitled to distribute the shares in respect of which preemptive rights have not been exercised in the manner that it deems most beneficial to MTNL.

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

This year’s annual general meeting was held on September 25, 2009.

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

Any shareholder may appoint a proxy.  The instrument appointing a proxy must be lodged with MTNL at least 48 hours before the time of the meeting.  A corporate shareholder may appoint an authorized representative who may vote in all respects as if a shareholder, both on a show of hands and upon a poll.

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

Register of Shareholders, Record Dates and Transfer of Shares

Our share transfer agents maintain registers of our shareholders and beneficial owners of shares held through depositaries.  For the purpose of determining equity shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting.  The Companies Act and our listing agreement with The Stock Exchange, Mumbai (and the other Indian Stock Exchanges) permit us, according to a resolution of the Board and upon at least seven working days’ advance notice to The Stock Exchange, Mumbai (and such other stock exchanges), to set the record date and upon seven days’ public notice to close the register of shareholders for not more than 30 days at a time, and not more than 45 days in a year, in order for MTNL to determine which shareholders are entitled to certain rights relating to the shares.  Trading of shares may, however, continue while the register of shareholders is closed.

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

Article 70 grants the President of India the power to issue directives in regard to the conduct of our business and affairs, which are binding on our board of directors.  These powers include the power to give directives to MTNL as to the exercise and performance of our functions in matters involving national security or substantial public interest, power to call for returns, accounts and other information with respect to our properties and activities and to determine in consultation with the board of directors our financial and economic objectives.

Acquisition by MTNL of Our Own Shares

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

Holders of ADSs will be eligible to participate in a buy-back in certain cases.  An ADS holder may acquire shares by withdrawing from the depositary facility and then selling those shares back to MTNL.

There can be no assurance that the shares offered by an ADS holder in any buy-back of shares by MTNL will be accepted by MTNL.  Investors are advised to consult Indian legal advisers prior to participating in any buyback by us, including in relation to any tax issues relating to such buy-back.

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

INDIAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

Restrictions on Conversion of Indian Rupees

There are restrictions on the conversion of Indian rupees into dollars.  Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners.  In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40.0% at the official rate.  All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports.  In March 1993, the exchange rate was unified and allowed to float.  In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions in the case of a number of transactions.  Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments.  Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign business travel, travel for education, travel for pilgrimage, medical treatment and others.

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

Limitations on Deposits of Equity Shares into the ADS Program

Under procedures recently adopted by the Reserve Bank of India, the depositary will be permitted to accept deposits of our outstanding equity shares and deliver ADSs representing the deposited equity shares to the extent, and limited to the number, of ADSs that have previously been converted into underlying equity shares.  Under these new procedures, if you elect to surrender your ADSs and receive equity shares, you may be unable to re-deposit those outstanding equity shares with our depositary and receive ADSs because the number of new ADSs that can be issued cannot, at any time, exceed the number of ADSs converted into underlying equity shares or result in foreign equity in MTNL exceeding 49%.

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

As of June 30, 2009, approximately 12.77% of our equity shares were held of record by persons with addresses outside of India.

An investor in ADSs does not need to seek the specific approval from the government of India to purchase, hold or dispose of its ADSs.  However, foreign investment in our ADSs may not exceed 49% of our total equity shares without prior government approval.

Our outstanding equity shares, including the equity shares underlying the ADSs, are listed and traded on the Bombay, Calcutta, Delhi and Chennai Stock Exchanges, and the National Stock Exchange.  The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.  The ADS are listed on the New York Stock Exchange in U.S. dollars.

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

Further, if an ADS holder withdraws equity shares from the ADS program and its direct or indirect holding in MTNL exceeds 15.0% of our total equity (under the Takeover Code), such holder would be required to make a public offer to the remaining shareholders.  If one withdraws equity shares from the depositary facility, one will not be able to redeposit them with the depositary.

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

Other Regulations

For more information on relevant securities and related regulations, please see Item 9C. “The Offer and Listing—The Indian Securities Market” in this report.

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

Residence

For the purpose of the Income Tax Act, an individual is a resident of India during any fiscal year, if he (1) is in India in that year for 182 days or more or (2) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year.  The period of 60 days is substituted by 182 days in case of an Indian citizen or a person of Indian origin who being resident outside India visits India during the financial year or an Indian citizen who leaves India for the purposes of his employment during the financial year.  A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year.  A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.  Individuals, companies, firms or other associations of persons that are not residents of India would be treated as non-residents for purposes of the Income Tax Act.

Taxation of Distributions

Dividends distributed by an Indian company after April 1, 2003 are not subject to tax in the hands of shareholders.  During the current year we declared a final dividend of Rs1.00 per share.  We must pay a “dividend distribution tax” on the final dividend at the rate of 15% (plus a surcharge of 10% and an add-on tax at the rate of 3%).

Taxation on Redemption of ADSs

The acquisition of equity shares upon a redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of Equity Shares or ADSs

Any transfer of ADSs or equity shares outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share to a resident of India or where the sale is made inside India will generally give rise to a liability for Indian capital gains tax.  Such tax is required to be withheld at source.  Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADSs by the Depositary), the rate of tax is 10.46% (inclusive of surcharge).  Where the equity share has been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 42.23% (inclusive of surcharge) in the case of foreign companies.  The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.  During the period the underlying equity shares are held by non-resident investors on a transfer from the Depositary upon redemption of ADRs, the provisions of the Avoidance of Double Taxation Agreement entered into by the government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares.  The double taxation treaty between the United States and India does not provide U.S.  residents with any relief from Indian tax on capital gains.

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

Stamp Duty

A transfer of ADSs is not subject to Indian stamp duty.  Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares at the date of registration.  Similarly, a sale of equity shares by an investor would be also subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser.  However, our equity shares are manditorily deliverable in uncertificated form and under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in uncertificated/dematerialized form.

Other Taxes

At present, there are no taxes on wealth, gifts and inheritance which may apply to the ADSs and underlying equity shares.

Service Tax

Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares was subject to a service tax 12.24%, however the rate was changed to 12.36% effective May 13, 2007, and then changed to 10.30% effective February 24, 2009.  The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

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

U.S. Holders

Taxation of Dividends.     Any cash distributions paid by MTNL out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S.  Holder upon receipt.  Cash distributions paid by MTNL in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S.  Holder’s adjusted tax basis in his ADSs or equity shares, and thereafter as gain from the sale or exchange of a capital asset.  Dividends paid in Indian rupees will be includible in income in a United States dollar amount based on the United States dollar—Indian rupee exchange rate prevailing at the time of receipt of such dividends by the depositary.  A U.S. Holder who receives payment in Indian rupees and converts those Indian rupees to U.S. dollars at an exchange rate other than the rate in effect on such date may have a foreign currency exchange, gain or loss, which would be treated as ordinary gain or loss.  Dividends received on the ADSs or equity shares will not be eligible for the dividends received deduction allowed to corporations, but generally will qualify for the reduced income tax rate for qualified dividend income, provided certain holding period requirements are met.

Dividends paid on ADSs or equity shares will be treated, for United States federal income tax purposes, as foreign source income.  A U.S.  Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any Indian income tax imposed on dividends received on the ADSs or equity shares.  U.S.  Holders who do not elect to claim a foreign tax credit for Indian income tax withheld may instead claim the Indian income tax withheld as a deduction for United States federal income tax purposes, but only for a year in which the U.S.  Holder elects to do so for all creditable foreign taxes.  In certain circumstances, a U.S.  Holder may not claim a foreign tax credit (and instead may claim a deduction) for foreign taxes imposed on a dividend if the U.S.  Holder has not held the ADSs or equity shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date during which it is not protected from risk of loss, or is obligated to make certain payments related to such dividend.

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent.  Distributions taxable as dividends paid on ADSs or equity shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and India (the “Treaty”) or (ii) the ADSs or equity shares are readily tradeable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that our ADSs currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that they will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations.  There are complex rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ADSs or equity shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

A distribution of additional shares issued by MTNL to U.S.  Holders with respect to their ADSs or equity shares that is pro rata to all of our shareholders may not be subject to United States federal income tax.  In the case of such a non-taxable stock dividend, such a distribution will not give rise to foreign source income and a U.S.  Holder will not be able to use the foreign tax credit arising from any Indian withholding tax imposed in connection with such distribution unless the foreign tax credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income of the U.S.  Holder.  The tax basis of such additional shares will be determined by allocating the U.S.  Holder’s tax basis in the ADSs or equity shares between the ADSs or equity shares and the additional shares, based on their relative fair market values on the date of distribution.

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

In the case of a cash basis U.S. Holder who receives Indian rupees in connection with the sale or disposition of ADSs or equity shares, the amount realized will be based on the U.S. dollar value of the Indian rupees received with respect to the ADSs or equity shares as determined on the settlement date of such exchange.  A U.S. Holder who receives payment in Indian Rupees and converts them into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency gain or loss, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers, provided that the election is applied consistently from year to year and meets certain other requirements.  An accrual basis taxpayer not making such an election may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of the ADSs or equity shares.

PFIC Considerations.  A foreign corporation will be classified as a “passive foreign investment company” (PFIC), for United States federal income tax purposes, if 75% or more of its gross income or 50% or more of its assets are “passive” as determined under the PFIC rules.  The determination of whether a foreign corporation is a PFIC is a factual determination and may entail the resolution of certain legal issues such as the tax treatment of on-lending transactions involving related parties under the PFIC rules.  In addition, such determination is made on an annual basis and, accordingly, is subject to change from year to year.

If we were to be classified as a PFIC in any taxable year, a U.S.  Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S.  Holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis.  In such event, a U.S.  Holder of ADSs or equity shares may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ADSs or equity shares and (ii) any “excess distribution” paid on the ADSs or equity shares (generally, a distribution in excess of 125% of the average annual distributions paid by MTNL in the three preceding taxable years).  In addition, a U.S.  Holder may be subject to an interest charge on such gain or excess distribution.  Particular U.S. Holders may be eligible to make certain elections which would change their tax treatment.

10F.	Dividend and Paying Agents

Not applicable.

10G.	Statements by Experts

Not applicable.

10H.	Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers.  One may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C.  20459, telephone this 1-800-SEC-0330.  We file our periodic reports electronically through the SEC’s EDGAR system.  Any filings we make electronically are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

In addition, documents referred to in this Form 20-F may be inspected at our corporate offices at 12th Floor, Jeevan Bharati, Tower-1, 124 Connaught Circus, New Delhi, India.  Information about the Company is also available on our web site mtnl@bol.net.in, but it does not constitute any part of this report

10I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. We place our temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2008 and 2009, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements.  To reduce credit risk, we perform ongoing credit evaluation of our customers.  As of March 31, 2008 and 2009, BSNL and the DOT accounted for more than 10% of total receivables.

The risk in relation to investment in ITI Limited is offset by clause relating to our entitlement to set off the amounts receivable in respect of principal outstanding from the dues payable to ITI Limited. The clause is built into the share purchase agreement.  As of March 31, 2008, Rs.800 million of the investment of Rs.1,000 million investment in ITI was charged as an impairment.  The balance of Rs.200 million was impaired as of March 31, 2009.  The DOT, by letter dated July 31, 2009, deferred the repayment schedule of the preference shares to beginning 2012-13 and payable in five equal annual installments.  See Item 5A “Operating Results - Critical Accounting Policies and Estimates - Impairment of Held to Maturity Securities” in this report.

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

Exchange Rate and Interest Rate Risk

We are not exposed to any material foreign currency exchange risk since our revenues and expenses are primarily in Indian rupees.  We are not exposed to any material interest rate risk since we do not rely on borrowings to meet our working capital and capital expenditure requirements.  As of March 31, 2009, we had no debt.

Fair Value

The fair value of our current assets and current liabilities approximate their carrying values because of their short-term maturity.  Such financial instruments are classified as current and are expected to be settled within the next twelve months.

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2009 is Rs.2,426 million as compared to their carrying amount of Rs.2,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2009 is Rs.1,511 million as compared to their carrying amount of Rs.1,761 million.

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

Our management, under the supervision of and with the participation of our Chairman and Managing Director, as Chief Executive Officer (CEO), and our Director-Finance, as Chief Financial Officer (CFO), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) on March 31, 2009, the end of the period covered by this report.  Based on such evaluations, our CEO and CFO have concluded that as of March 31, 2009, some of our disclosure controls and procedures were not effective for the reasons are explained below.

There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

As required by Section 404 of the Sarbanes-Oxley Act of 2002, our Board of Directors and senior management team are responsible for establishing and maintaining adequate internal controls. The internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair representation of our financial statements in accordance with generally accepted accounting principles in the United States of America and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition our assets that could have a material effect on the financial statements.

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation.

Management, under the oversight of the Audit Committee, has conducted an assessment of the effectiveness of internal controls over financial reporting as of March 31, 2009 based on the criteria established in Internal Controls – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The assessment of internal controls was designed to include the Entity Level Controls, Process Application and Transaction Controls and Information Technology General Controls.  The scope of the controls testing included the significant accounting balances mapped on materiality parameters as adopted by a core team and approved by our Board of Directors. Management has not evaluated the internal controls of Millennium Telecom Limited, India (MTL) and Mahanagar Telephone (Mauritius) Limited, Mauritius (MTML), our wholly owned subsidiaries, and United Telecommunications Limited, Nepal (UTL) and MTNLSTPI IT Services Limited, India (MISL), joint ventures entities, which are accounted for using proportionate consolidation.  The conclusion regarding the effectiveness of internal control over financial reporting does not extend to the internal controls of these subsidiaries and joint venture entities.  These subsidiaries and joint venture entities were found insignificant compared to size and business of the Company. Our proportionate interest in total assets, net assets, revenue and profit/ loss for the year in case of subsidiaries and proportionate interest in total profit/ loss for the year in case of UTL and MISL is reflected in the financial statements in this report.

The internal controls were in operation during the reporting period from April 1, 2008 to March 31, 2009. The internal controls identified by the management were comprehensively tested by the core team assisted by an independent firm of accountants and supported by the internal auditors, who are independent firms of accountants. The nature of controls assessed were:

1. Entity Level Controls, which includes aspects like control environment, information and communication, monitoring, risk assessment, control activities, addressing the various important COSO attributes;

2. Process Application and Transactions, which includes various revenue processes, and other processes like operating expenditures, fixed assets, inventory, cash disbursement, treasury, taxation and financial statement consolidation procedures at both Mumbai and Delhi units, Basic and Mobile Units, as well as at corporate office; and

3. Information Technology General Controls, which includes IT processes like logical security, end user computing, computer operations, change management, physical security and service level agreement, tested at both Mumbai and Delhi units.

Based on its assessment, management has concluded under the supervision of and with the participation of Chairman-and-Managing Director, as Chief Executive Officer (CEO), and Director-Finance, acting as Chief Financial Officer (CFO), that as at March 31, 2009, the end of the period covered by the report, the internal controls over periodical reporting were not effective. There were material weaknesses related to accounting and reconciliation of customer (subscriber) deposits, balance confirmation of related party transactions with the Department of Telecommunication (DOT) and Bharat Sanchar Nigam Limited (BSNL) and Information Technology General Controls. These deficiencies may cause a misstatement in the annual financial statements which may not be prevented or detected. Management’s conclusions on the significant deficiencies are stated below:

I.	Subscriber Deposits

The accounting of subscriber deposits was identified by management as one of the key deficit area in the 2007 and 2008 fiscal years, and it also continued to be deficient in the 2009 fiscal year. Specifically, the reconciliation of subscriber-wise listing and the balances of deposits as per CSMS system and the books of accounts were not fully adequate. Management and the units have identified that this deficiency is largely due to the legacy inherited at the time of migration from manual accounts to CSMS in the earlier years and subsequent manual adjustments of refunds out of the system. The transactions for the 2009 fiscal year in both Delhi and Mumbai units have not been tallied with the books of accounts, though the transactions for the 2009 fiscal year in respect of Mobile Services both in Delhi and Mumbai have been tallied with the books of accounts.  However,  in case of Basic (landline) Services, they have not been tallied with the books of accounts. Management took reasonable measures during the 2009 fiscal year to ensure that this deficiency was adequately considered while preparing the financial statements for the year ended March 31, 2009.  Accordingly, management has concluded that, as of March 31, 2009, we did not maintain effective control over the accounting of  deposits received from subscribers.  However, the Delhi and Mumbai units are in the process of reconciliation of current period as well as earlier period of deposits. This control deficiency could result in a misstatement to the current and non-current portion of subscriber deposits.

II.	Related Party Transactions

The accounting of transactions with our related parties consists of transactions with the DOT and BSNL is being done on the basis of the existing instructions issued from time to time by the controlling department of the Government of India and other related guidelines as well as existing regulations. These guidelines require identification of transactions and/or issues under dispute and also lay down the methodology to resolve the same. There is no practice of obtaining balance confirmation for the outstanding balance at the year end, in our books and records, from such related parties and also to reconcile the said balance as per our books of accounts.  The overall balances pertaining to these related parties are not reconciled with the balances as per the books of account of such related parties absorbed by MTNL.  Management took appropriate measures during the 2009 fiscal year to ensure that this deficiency was adequately considered while preparing the financial statements. Accordingly, management has concluded that, as of March 31, 2009, we did not maintain adequate control over the accounting for dues to and from related parties. Specifically, our controls were ineffective as to process of obtaining period end account balance confirmations and reconciliation thereof. This control deficiency could result in a misstatement to the balances of dues to/from related parties and the corresponding revenue and cost of revenue.

III.	Information Technology General Controls

During the review of our Information Technology General Controls (ITGC), management has identified and concluded that, as of March 31, 2009, there were certain ineffective controls in the area of Information Technology General Controls. The IT security policy and procedures require further strengthening and implementation with reference to controls related to (i) assigning IT Security officer/s to monitor IT processing activities and submit periodic reports to management and the Board of Directors and/or Audit Committee, (ii) back up practices, and (iii) appointment of independent auditors for audit of IT areas and controls.

The policy of using password has been prepared and adopted during the current year. However, the password controls have not yet been implemented for application Ability at both Delhi and Mumbai Units and IMS application at the Delhi unit. During the year under review, in case of the Mumbai unit, audit trails have been enabled in WFMS application, but were not enabled in CSMS, IMS, Ability and UNICORN applications. Overall audit trails generation, review and control processes require further strengthening.

Though management has determined that there were no instances of unauthorized access/events, this control deficiency could result in unauthorized access to key applications and databases. These control deficiencies lead to risk of breaches of security or errors remaining unnoticed and not rectified.  These deficiencies could also lead to risk of misstatement of financial statements.

Management has initiated preparation of the Business Continuity Management (BCM) Plan to address business interruptions on their occurrences.  However, there has been only initial progress on preparation of the Plan while the implementation, identification of teams, assigning of roles and responsibilities, training, mock drills, business impact assessment, recovery procedures, are pending completion of the BCM strategy.

However, the review of financial statements at the unit and corporate level in the FMS system pre-empted any such possible errors in preparation of financial statements in the 2009 fiscal year.

P. Parikh & Associates, the independent registered public accounting firm, has audited the consolidated financial statements in this annual report on Form 20-F, and has also issued their report, included herein, on management’s assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting as of March 31, 2009.

(c)	Attestation report of the registered accounting firm

See Item 18. “Financial Statements” for the attestation report of P. Parikh & Associates, the independent registered public accounting firm that audited our financial statements included in this Form 20-F.

(d)	Changes in internal control over financial reporting

We had undertaken certain initiatives and remedial action during the 2008 and 2009 fiscal years on the material weaknesses disclosed above and as disclosed in prior reports. Additional remedial action is being undertaken and expected to be completed in fiscal 2010.  The remedial actions taken among other areas include: (i) physical verification of fixed assets being done on a rotation basis under a three year plan; (ii) the fixed assets register being updated giving full particulars of quantitative details, locations of the assets etc. and excess/deficit found during the physical verification being  duly accounted for; (iii) subscriber deposits being reconciled for the Mobile Services (MS) units both in Delhi and Mumbai, and, in case of basic units both at Delhi and Mumbai, the reconciliation process is ongoing; (iv) password controls being implemented for most of the applications as per IT security policy; (v) initial Business Continuity Management Plan being prepared and (v) audit trails generation being enabled for certain IT applications.

Subscriber Deposits

In respect of reconciliation of the subscriber deposits, management has directed both the Delhi and Mumbai units to complete the reconciliation on high priority basis, including linking of the debtor accounts to deposits. It was decided that only the reconciled data will be migrated to the new convergent billing system, which is likely to be operational by March 2010. In case of both Mumbai and Delhi units, MS-CDMA services have completed the subscriber deposit reconciliation

Related Party Transactions

The accounting of transactions of related parties consists of transactions with the DOT and BSNL.  While the DOT is the parent organization of MTNL, BSNL is fully owned by the Government of India.

In respect of transactions and balances with the DOT, the following steps have been undertaken as part of the ongoing process since last year:

1.
Both the Mumbai and Delhi units under continued direction by the management have submitted their net claims and related details on claims receivables and payables to the DOT to get the issues resolved. Deliberations are continuing on high levels at the DOT with the officers of CCA (Control and Communication Accounts) of the DOT at both places on a regular basis.

2.	A joint committee of senior officers of the DOT and the Company is monitoring the progress.

In respect of transactions and balances with BSNL, the following steps have been undertaken as part of the ongoing process since last year:

1.	Both the Mumbai and Delhi units have been directed to reconcile claims payable and receivable with BSNL.

2.	At both Mumbai and Delhi units, senior level officers have exchanged various correspondence and organized meetings with BSNL for obtaining balance confirmation and to resolve the same.

3.	At the corporate level, a formal committee of senior officers of the Company, BSNL and the DOT is monitoring the progress.

It may be noted that there is a periodic monitoring on these matters by the Government of India. In a recent development, we have furnished all necessary details and data to the DOT as part of the issue resolution process.

Information Technology General Controls

In fiscal 2008, we adopted a detailed and formal IT Security policy.  Certain areas in the IT security policy and procedures require further strengthening and implementation with reference to controls related to (i) assigning IT Security officer/s to monitor IT processing activities and submit periodic reports to management and the Board of Directors and/or Audit Committee, (ii) back up practices, and (iii) appointment of independent auditors for audit of IT areas and controls. Though delayed, these areas are to be strengthened and implemented by December 2009.  The initial Business Continuity Management Plan was prepared, and efforts are being made on a continuous basis to expedite the complete implementation of BCM strategy.

Some of these remedial actions could not be undertaken earlier due to delay in implementation of comprehensive convergent billing system, which had been scheduled to be functional by March 31, 2008, and is now expected to be functional by March 31, 2010.

Item 16.  [Reserved]

Item 16A. Audit Committee Financial Expert

The Board of Directors has identified Smt. Usha Sahajpal, Chairperson of the Audit Committee, as a “financial expert”, as defined by applicable rules of the SEC and the NYSE.

Item 16B. Code of Ethics

We have a Code of Conduct for Board of Directors and Sr. Management Personnel.  This Code of Conduct was drafted to comply with the provisions of Clause 49 of the Listing Agreement of the Indian Stock Exchanges.  A copy of the Code of Conduct may be obtained upon request addressed to the Company Secretary at our principal executive office, indicated on the cover of this report, and also is posted on our website mtnl@bol.net.in.

Item 16C. Principal Accountant Fees and Services

M/S P. Parikh & Associates, Chartered Accountants, served as our independent registered public accounting firm for the years ended March 31, 2009 and 2008 in connection with the audit of the consolidated financial statements being filed with this report.  M/S Chandabhoy & Jassoobhoy, Chartered Accountants, had served as our independent registered public accounting firm for the year ended March 31, 2007.  Price Waterhouse Bangalore (New Delhi office) had served as our independent registered public accounting firm for the years ended March 31, 2006 and 2005.

Audit fees

The following table sets forth the remuneration that we paid to M/S P. Parikh & Associates in 2009 and 2008 in million Rs.:

	2008		2009
Audit Fees	5.75	(1)	4.18
All Other Fees	-		-
Total	5.75		4.18

__________________________ (1) includes audit opinion for 2006 and 2007.

Audit fees represent fees for professional services rendered for the audit of the consolidated financial statements prepared in accordance with US GAAP.  Audit fees are fees agreed upon with M/S P. Parikh & Associates for the fiscal years 2009 and 2008, (including related expenses) for the audit of our annual consolidated financial statements.  We did not pay any amounts to M/S P. Parikh & Associates in fiscal years 2009 and 2008 for audit-related fees, tax fees or other fees.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Two members of our Audit Committee (Mr. J.S. Deepak and Mr. Manish Sinha) are employees of the government of India, our majority shareholder.  We rely on the exemption from the independence requirements of Rule 10A-3(b)(1)(ii)(B) promulgated under the Securities Exchange Act of 1934, provided by Section (b)(1)(iv)(E) of such rule, to comply with the listing requirements of the New York Stock Exchange.  We meet the requirements for this exemption as we are a foreign private issuer and neither Mr. Deepak nor Mr. Sinha is an executive officer of the Company. We do not believe that reliance on this exemption from independence requirements affects the ability of the Audit Committee to function independently.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2009.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

Governance Standards for Listed Companies

Many of the corporate governance standards set out in the NYSE Listed Company Manual do not apply to MTNL as a “foreign private issuer.”  Under the NYSE corporate governance standards, we need only (i) establish an independent audit committee that satisfies the requirements of Rule 303A.06 of the NYSE Listed Company Manual described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide annual written affirmations to the NYSE with respect to our corporate governance practices (and provide interim written affirmations each time a change occurs to the board or any of our committees); and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies listed on the NYSE as required by Rule 303A.11 of the NYSE Listed Company Manual.

 Indian corporate governance requirements for listed companies are contained in Clause 49 of the listing agreement that companies enter into with Indian stock exchanges.  See Item 9C. “Markets-The Indian Securities Market” in this report.

The following table sets out a brief, general summary of the significant differences between the corporate governance standards applicable to MTNL under our listing agreements with the Indian Stock Exchanges and the requirements of standards relating to U.S. domestic companies listed on the NYSE.

Standard NYSE Practices	Our Practice

Director Independence

•      A majority of the board must consist of independent directors.  Independence is defined by various criteria including the absence of a material relationship between the director and the listed company or its affiliates.

Three of our nine directors are deemed “independent directors.”  Of the remaining directors, four are senior officers, including the Chairman and Managing Director and two are officers of the Department of Telecommunications.  See Item 6A.  “Directors and Senior Management” in this report.

• The non-management directors must meet at regularly scheduled executive sessions without management.	We do not have a procedure for our non-management directors to meet periodically without management. Under Indian law, there is no such requirement.

Standard NYSE Practices	Our Practice

Audit Committee

•      The audit committee must consist of at least three members and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the U. S. Securities Exchange Act of 1934, and must have a written charter.

Our Audit Committee is comprised of three members only one of whom may be deemed “independent” within the meaning established by the NYSE.  Our Audit Committee functions in accordance with Indian regulations.  See Item 16D.  “Exemptions from the Listing Standards for Audit Committees” in this report.

• The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.	All the Committee members are financially literate.

•      Each listed company must have disclosed whether their Board of Directors has identified an audit committee financial expert (as defined under applicable rules of the SEC), and if not the reasons why the board has not done so.
The Audit Committee has identified a member as a financial expert (as defined under applicable rules of the SEC).

• The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.
The Audit Committee has a written charter that addresses the Committee’s purpose and responsibilities.  The charter and Clause 49 of the Indian Listing Agreement address the duties, role and responsibilities of the Audit Committee.

•      The audit committee’s purpose must be to assist the board in the oversight of the integrity of the company’s financial statements, the company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit function and independent auditors.  The committee must report regularly to the board.
The Audit Committee recommends the retention and the removal of the statutory auditors and determines the audit fees and expenses. The Audit Committee reports regularly to the Board of Directors.

•      The duties and responsibilities of the audit committee include conducting a review of the independent auditing firm’s annual report describing the firm’s internal quality control procedures, any material issues raised by the most  recent internal quality control review or peer review of the firm and any steps taken to address such issues.

     The Audit Committee also meets separately, quarterly, with management, with internal auditors and with independent auditors and reviews with the independent auditors any audit problems or difficulties and management’s response, if any.

Standard NYSE Practices	Our Practice

•      The committee must also discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management.

The Audit Committee reviews our financial reporting processes and systems, and also reviews our financial and risk management policies.

The Audit Committee gets involved with the review of financial press releases and meetings with analysts and rating services.

•      The committee must also meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors and review with the independent auditor any audit problems or difficulties and management’s response.
We comply with this standard as we have an internal audit function.

Other Committees

• Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.
As a “foreign private issuer,” we follow home country practice in lieu of NYSE Corporate Governance Standards as permitted with regard to other Board committees.

We do not have a Compensation Committee as the Government of India sets the compensation of our executive officers.  Also, we do not have any equity based compensation plans for our executive officers, employees or directors.

• Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.
We do not have a Nominating and Corporate Governance Committee. Under Indian law, this committee is not required.

Our articles of association provides that the President of India is empowered to appoint one third of our directors.  The Government of India appoints the balance of the directors.

We have a Shareholders’/Investors’ Grievance Committee which looks into any investor complaints, reviews all matters connected with transfers of our equity shares and recommends improvements to our investor services practices

Standard NYSE Practices	Our Practice

Business Codes

• Corporate Governance Guidelines	We have established a “Code of Conduct” for directors and senior management personnel.

• Listed companies must adopt and disclose corporate governance guidelines.
We have adopted corporate governance guidelines as prescribed in Clause 49 of the Indian Listing Agreements.  Every year we issue a Corporate Governance Report.  That Report is part of our Annual Report and is publicly available.

Code of Business Conduct and Ethics

•      Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
We have adopted a Code of Business Conduct and Ethics for our directors, officers and employees. This Code is posted on our Web site.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-39.

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
__________________________
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

Date:  September 25, 2009

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
__________________________
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

We have audited the accompanying consolidated Balance Sheet of Mahanagar Telephone Nigam Limited and its Subsidiaries (the “Company”) as of March 31, 2009 and March 31, 2008 and the related consolidated Statements of Operations, Shareholders’ Equity and Cash Flow Statement for the year ended March 31, 2009, March 31, 2008 and March 31, 2007 respectively. We also have audited Company’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (“COSO”). These financial statements are the responsibility of the Company’s Management. The Management of the Company is also responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on assessment of effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting, based on our audits.

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

A material weakness is a control deficiency or a combination of control deficiencies that may result in the material misstatement of the financial statements. The following material weaknesses have been identified as of March 31, 2009 and have been included in management’s assessment:

1.
The Company did not maintain enough effective control over the accounting for deposits received from subscribers and on the process of reconciliation of subscriber-wise listing of deposits with the control account balance in respect of Basic (Land Line Services). There is no reconciliation of the balance of deposits as per CSMS system and the books of accounts. This control deficiency could result in a mis-statement of the current and non-current portion of Land Line customer deposits.

2.
The Company did not maintain effective control over the accounting of dues from and to related parties, i.e. Department of Telecommunication (DoT) and Bharat Sanchar Nigam Limited (BSNL). There is no practice of obtaining balance confirmation for the outstanding balance at the year end in the books of accounts of the Company from such related parties and also to reconcile the said balance as per the books of accounts of the Company. This control deficiency could result in a misstatement to the balances of dues from/to related parties and the corresponding revenue and cost of revenue.

3.	There were ineffective controls in the area of Information Technology General Controls (“ITGC”), which includes

(i)
Password Controls – Though the policy of using password has been prepared and adopted during the  current year, the same has not been implemented for application ability at both Delhi and Mumbai units and Inventory Management System (“IMS” ) application at the Delhi Unit;

(ii)	In case of Mumbai units, audit trails have not been enabled for CSMS, Ability and Unicorn applications.

(iii)	There is a deficiency in Implementation of Business Continuity Plan (BCP), as there is no back-up plan in case of any disaster/emergency.

The above deficiencies could result in unauthorized access to key applications and databases and could lead to risk of breaches of security or errors remaining unnoticed and not rectified and risk of mis-statement in financial statements.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of consolidated financial statements as of March 31, 2009, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In respect of above deficiencies, in our opinion, management’s assessment on not maintaining effective internal control over financial reporting as of March 31, 2009, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mahanagar Telephone Nigam Limited as of March 31, 2009 and March 31, 2008, and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2009 are in conformity with accounting principles generally accepted in the United States of America.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
Mumbai, India.
Date: September 25, 2009

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED BALANCE SHEETS
	As of March 31,
	2008		2009		2009
	(Indian Rupees in million, except per share data and as stated otherwise)				Convenience translation into million of US $ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	1,346	Rs.	1,419	$28
Short term investments in bank deposits		32,444		46,725	919
Trading security		1,017		-	-
Accounts receivable, net		2,943		4,132	81
Due from related parties		3,671		12,705	250
Inventories		1,163		1,809	36
Unbilled Revenues		3,451		1,424	28
Deferred income taxes		10,066		7,649	150
Other receivables		21,995		13,583	267
Total current assets		78,095		89,446	1,759
Deferred Income Tax		3,669		4,037	79
Investments in held to maturity securities		2,653		2,453	48
Investments in affiliates		117		112	2
Property and equipment, net		81,479		78,618	1,545
Intangible Assets-Application Software		331		309	6
Due from related parties		22,042		22,730	447
Restricted assets		3,389		15	0
Other assets		1,772		1,585	31
Total assets	Rs.	193,547	Rs.	199,305	$3,917
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	Rs.	12,484	Rs.	12,487	$245
Dues to related parties		8,118		11,605	228
Accrued expenses and other current liabilities		31,704		30,836	606
Total current liabilities		52,307		54,928	1,079
Accrued employee cost		33,262		36,190	711
Deferred income taxes		11,657		11,973	235
Dues to related parties		-		-	-
Non current portion of customer deposits		7,934		7,423	146
Total liabilities		105,160		110,514	2,171
Contingencies and commitments (refer note 22)
Shareholders’ equity
Equity shares, 800,000,000 shares authorized, par value Rs. 10 per share Issued and outstanding – 630,000,000 and 630,000,000 shares as of March 31, 2008 and 2009 respectively		6,300		6,300	124
Additional paid-in capital		6,649		6,649	131
Retained earnings		75,130		75,534	1,485
Research and development reserve		308		308	6
Total shareholders' equity		88,387		88,791	1,746
Total liabilities and shareholders' equity	Rs.	193,547	Rs.	199,305	$3,917

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended March 31,
	2007		2008		2009		2009
	(Indian Rupees in million, except per share data and as stated otherwise)						Convenience translation into million of US$ (Unaudited)

Revenues, net	Rs.	45,475	Rs.	44,705	Rs.	41,837	$822
Cost of revenues (excluding depreciation shown separately below)		(32,497)		(30,522)		(31,456)	(618)
Selling, general and administrative expenses		(8,753)		(8,517)		(9,028)	(177)
Depreciation		(8,516)		(8,309)		(8,209)	(161)
Liability for post retirement Medical Benefit		5,794		0		0	0
Excess liabilities written back		839		320		510	10
Income from Operations		(2,342)		(2,323)		(6,345)	(125)
Interest from short term Bank Deposit		1,584		2,618		4,751	93
Interest and other income net		6,310		2,043		5,211	102

Income before unusual items, Income taxes, and share of losses of affiliates		10,236		2,338		3,618	71

Income taxes (Refer note 17)		1,073		121		(2,468)	(49)
Equity in (losses) of affiliates		(7)		(1)		(8)	(0)
Net income	Rs.	11,302	Rs.	2,458	Rs.	1,141	$22

Earnings per equity share
Basic and diluted	Rs.	17.94	Rs.	3.90	Rs.	1.81	$0.04

Weighted average number of equity shares used in computing earnings per equity share		630		630		630	630

The accompanying notes form an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common stock			Additional				Research and		Total
	Equity shares			paid-in		Retained		development		stockholders'
	No. of shares	Amount		capital		earnings		Reserve		equity
	(Indian Rupees in millions, except per share data and as stated otherwise)

Balance as on March 31, 2006	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	67,191	Rs.	308	Rs.	80,448
Net income							11,302				11,302

Cash dividend paid at the rate of Rs.4.56 per share including dividend tax							(2,873)				(2,873)
Balance as on March 31, 2007	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	75,620	Rs.	308	Rs.	88,877

Net income							2,458				2,458

Cash dividend paid at the rate of Rs.4.68 per share including dividend tax							(2,948)				(2,948)
Balance as on March 31, 2008	630,000,000	Rs.	6,300	Rs.	6,649		75,130	Rs.	308	Rs.	88,387

Net income							1,141				1,141

Cash dividend paid at the rate of Rs.1.17 per share including dividend tax							(737)				(737)
Balance as on March 31, 2009	630,000,000	Rs.	6,300	Rs.	6,649		75,534	Rs.	308	Rs.	88,791
Convenience translation into Million of US $ (unaudited)			$124		$131		$1,485		$6		$1,746

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2007		2008		2009		2009
	(Indian Rupees in millions, except per share data and as stated otherwise)						Convenience translation into US$ (Unaudited)
Cash flows from operating activities
Net income	Rs.	11,302	Rs.	2,458	Rs.	1,141	$22
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		8,516		8,309		8,209	161
(Profit)/loss on sale of fixed assets		50		415		667	13
Deferred taxes		98		(2,023)		2,365	46
Provision for bad and doubtful debts		1,180		352		19	0
Excess liabilities written back		(839)		(320)		(510)	(10)
Equity in (losses) of equity affiliates, net of taxes		7		(2)		5	0
Changes in assets and liabilities, net
(Increase) / decrease in accounts receivables and unbilled revenue		(2,686)		1,900		819	16
(Increase) / decrease in Inventory		(792)		1,076		(646)	(13)
(Increase)/ decrease in dues from related parties		158		(2,054)		(9,721)	(191)
(Increase)/ decrease in other receivables		(19,021)		6,179		8,599	169
(Increase) / decrease in restricted assets		9,755		283		3,374	66
Increase/ (decrease) in trade payables		(13)		369		3	0
Increase/ (decrease) in dues to related parties		(362)		2,390		3,487	69
Increase/ decrease in accrued employee cost		(2,652)		4,535		2,928	58
Increase / (decrease) in accrued expenses and other payables		4,971		3,776		(869)	(17)
Net cash provided by the operating activities		9,672		27,640		19,867	391
Cash flows from investing activities
Purchase of property and equipment		(8,697)		(9,567)		(6,954)	(137)
Proceeds from property and equipment		56		73		961	19
Investment in affiliates		(56)		(171)		1,217	24
Investments in short term bank deposits		1,917		(15,342)		(14,281)	(281)
Net cash used in investing activities		(6,780)		(25,006)		(19,056)	(375)

Cash flows from financing activities
Dividends paid ( including tax)		(2,873)		(2,948)		(737)	(14)
Net cash from financing activities		(2,873)		(2,948)		(737)	(14)
Net increase/(decrease) in cash and cash equivalents		19		(314)		73	1
Cash and cash equivalents at the beginning of the period		1,641	Rs.	1,660	Rs.	1,346	26
Cash and cash equivalents at the end of the period	Rs.	1,660		1,346		1,419	$27

Supplemental cash flow information

Cash paid for interest	Rs.	20	Rs.	28	Rs.	12	$0

Cash paid/(received) from income taxes	Rs.	5,278	Rs.	(9,162)	Rs.	82	$2

The accompanying notes are an integral part of these consolidated financial statements.

1.	DESCRIPTION OF BUSINESS

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

Millennium Telecom Limited (hereinafter referred to as “MTL”), a wholly owned India based subsidiary of MTNL, is engaged in providing capacity building in international bandwidth and web based tendering portal solutions. Government of India agreed in principle equal equity participation by MTNL and BSNL in Millennium Telecom Limited. However, as on March 31, 2009, no transaction to this effect has taken place.

Mahanagar Telephone Mauritius Limited (hereinafter referred to as “MTML”), a wholly owned subsidiary of MTNL was registered in Mauritius in November 2003. MTML was granted a license by the Government of Mauritius on January 27, 2004 to provide public switched telecom services, public land mobile services and international long distance services for a period of 15 years with service obligation within 18 months of grant of license. MTML commenced operations during the year ended March 31, 2006.

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

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”) and presented in Indian rupees, the national currency of India which is also the functional currency of the Company. Solely for the convenience of the readers, these consolidated financial statements as of and for the year ended March 31, 2009, have been translated into United States dollars at the noon buying rate in New York city on March 31, 2009, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1= Rs.50.87. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate on March 31, 2009 or at any other date.

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
MTNL is required to pay license fees and spectrum charges to Department Of Telecommunications (“DOT”) in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The license fees and spectrum charges are expensed as incurred and computed using specified percentages as prescribed by DOT. The specified percentage for license fees on fixed line services and cellular services were 10% of the Adjusted Gross Revenue (“AGR”) for the years ended March 31, 2007, 2008 and 2009. With effect from January 1, 2006 the Company is required to pay license fee at the rate of 6% of the AGR on the internet and broadband services (including internet telephony). License fees and spectrum charges charged to income as part of cost of revenues amounted to Rs.4,843 million, Rs.4,403 million and 5,710 millions (including license fee on Internet services) for the years ended March 31, 2007, 2008 and 2009 respectively. (Refer Note 4)

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
MTNL has certain cancelable operating leases for office premises. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to Rs.610 million, Rs.619 million and Rs.656 million, for the years ended March 31, 2007, 2008 and 2009 respectively.

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

Medical
The medical scheme is a defined benefit retirement plan (the “Medical Plan”). In accordance with the Medical Plan, retirees are entitled to receive reimbursements limited to half of the monthly salary drawn by the employee on the date of retirement and reimbursement of hospitalization charges in any year through insurance company under RECGHIS (Retirement Employee Contributory Group Health Insurance Scheme) 2008. (Effective October, 2008)

Leave encashment
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
Advertising and business promotion costs are expensed as incurred and amounted to Rs.447 million, Rs.353 million and Rs.431 million for the years ended March 31, 2007,2008 and 2009 respectively.

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

(s)   Recently issued accounting pronouncements

i)
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  This Statement establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 does not require any new fair value measurements but provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurements.  Upon adoption of the Statement, any difference between the carrying amounts and the fair values of instruments would be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings.  SFAS 157 was to be effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statement on a recurring basis (at least annually).  This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP.  The Company has evaluated the impact of this Statement, including as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2, and believes that implementation of SFAS 157 will not have a material effect on the Company’s consolidated financial statements

ii)
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159).  SFAS 159 permits entities to measure eligible financial assets and liabilities, firm commitments and other eligible items at fair value, on an instrument-by-instrument basis, that is otherwise not permitted under other generally accepted accounting principles.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  At the effective date, on adopting this irrevocable fair value option for eligible items that exist on that date, the effect of such re-measurement to fair value should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings.  SFAS 159 was effective for the Company beginning April 1, 2008.  The Company has not elected to use fair value measurements under SFAS 159 with respect to any eligible instruments.  The Company has evaluated the impact of this Statement and believes that adoption of SFAS No. 159 would not have a material effect on the Company’s consolidated financial statements.

iii)
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141 R). This Statement replaces SFAS No. 141, Business Combinations.  SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement.  In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. SFAS 141R applies prospectively to business combinations consummated in fiscal years beginning after December 15, 2008.  The Company adopted this Statement effective April 1, 2009.  The Company believes the effect of SFAS 141R will depend on the nature and significance of any acquisitions that are subject to this Statement.

iv)
In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (SFAS 160).  SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity.  Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions.  SFAS 160 applies prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years beginning after December 15, 2008.  The Company is currently evaluating the requirements of SFAS 160 and has not yet determined the impact this Statement may have on the Company’s consolidated financial statements.

v)
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133 (SFAS 161).  SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation.  This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. SFAS 161 applies prospectively for fiscal years beginning after November 15, 2008.  The Company is currently evaluating the requirements of SFAS 161 and has not yet determined the impact this Statement may have on the Company's consolidated financial statements.  The Company does not expect this Statement to have a material impact on the Company’s consolidated financial statements.

vi)
In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets, or FSP 142-3.  FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, with early adoption prohibited.  The Company will adopt FSP 142-3 for all intangible assets acquired on or after April 1, 2009.  The impact of the adoption of FSP 142-3 will depend on the nature of intangibles the Company acquires after the date of adoption.

vii)
In December 2008, the FASB issued FSP 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (Statement 132(R)).  This FSP amends SFAS No. 132(R) to require additional disclosures about assets held in an employer’s defined benefit pension or other postretirement plan.  The FSP requires employers to provide the fair values of the various categories of plan assets held, classification of level of fair value disclosure in accordance with SFAS No. 157 and the changes during the period attributable to actual return on plan assets and purchase sales and settlements of assets.  The FSP is effective for fiscal years ending after December 15, 2009.  Adoption of the FSP will result in increased disclosures in the Company’s consolidated financial statements, but should not have a material impact on such financial statements.

viii)
In April 2009, the FASB issued FSP FAS 115-2 and FSP FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, or FSP FAS 115-2.  FSP FAS 115-2 was issued contemporaneously with FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are not Orderly, or FSP FAS 157-4, FSP FAS 107-1 and APB 28-1 Interim Disclosures About Fair Value of Financial Instruments.  FSP FAS 115-2 establishes a new model for measuring other-than-temporary impairments for debt securities, including establishing criteria for when to recognize a write-down through earnings versus other comprehensive income.  FSP FAS 157-4 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured.  FSP FAS 107-1 expands the fair value disclosures required for all financial instruments within the scope of SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to interim periods.  All of these FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The Company is currently assessing the potential impact that the adoption of FSP FAS 157-4 and FSP FAS 115-2 may have on the Company’s consolidated financial statements.  Adoption of FSP FAS 107-1 will result in increased disclosures in the interim periods, but should not have a material impact on such financial statements.

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

The following table gives details in respect of the Company’s significant revenues and (expenses) related to carriage of ILD calls, NLD calls License Fees, Spectrum Charges and inter connect usage charges with the above mentioned related parties:

	For the years ended March 31,
	2007	2008	2009	2009
	(Million of Rupees)			(Million of US $) Unaudited

VSNL - Expenses for carriage of ILD calls originating on MTNL’s network	(492)	(487)	(270)	(5)
VSNL - Revenues for ILD/NLD calls terminating on MTNL’s network	65	90	97	2
DOT - License fees and spectrum charges (Refer note 4)	(5,055)	(4,127)	(5,710)	(112)
BSNL - Networking charges for NLD calls (Refer note 4)	(3,087)	(3,487)	(1,826)	(36)
BSNL - Revenues for interconnect usage charges as per TRAI Regulation	754	2,725	1,186	23

4.	LICENSE FEES AND NETWORK CHARGES

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

During the year ended March 31, 2006, the Company has accounted for a reversal of license fees amounting to Rs.3,408 million. The Company has received a confirmation from DOT stating that provisional assessment of license fees upto the financial year 2004-05 in respect of MTNL has been completed and that MTNL has fully paid all license fee dues upto March 31, 2005. Subsequent to the year ended March 31, 2006, the Company has also received an NLD license from DOT. One of the pre-requisites for obtaining an NLD license is the absence of any dues towards DOT on account of license fees. In view of the above and after obtaining an opinion from a legal counsel the Company has concluded that there is no longer any ambiguity regarding the license fees payable for the period upto March 31, 2003 (Rs.3,520 million) and for the years ended March 31, 2004 and 2005. The Company has accounted for Rs.3,408 million (net) the additional amounts accrued upto March 31, 2005 as a reduction in license fees in the statement of income as part of cost of revenues for the year ended March 31, 2006.

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

During the year ended March 31, 2009, no fresh developments took place in this matter.

5.	CASH & CASH EQUIVALENTS DETAILS

	2008	2009	2009
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Cash at bank and in hand	1,346	1,419	28
Cash and cash equivalents	1,346	1,419	28

6.	INVESTMENTS IN BANK DEPOSITS

Investments in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to Rs.32,444 million and Rs.46,725 million as of March 31, 2008 and 2009 respectively with maturities from more than three months to one year. Interest on investments in bank deposits is recognized on accrual basis.

7.	PROPERTY & EQUIPMENT

	2008		2009		2009
	(Millions of Rupees)				(Millions of Dollars) Unaudited
Land & buildings		15,891		16,726	329
Cable and related equipment		75,279		75,990	1,494
Exchanges and related Equipment		69,990		72,178	1,419
Other fixed assets		5,931		6,436	127
Intangible Assets		410		430	8
Capital work in progress		10,234		9,166	180
Total		177,735		180,926	3,557
Accumulated depreciation and amortization		(95,925)		(101,999)	(2,005)
Property and equipment, net	Rs.	81,809	Rs.	78,927	$1,552

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

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate. MTNL has not paid stamp duty in respect of any of the acquired or leased properties. Accordingly, MTNL may be liable for stamp duty and penalties thereon if a deed is registered by MTNL in the future (other than with respect to the DOT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by MTNL from the Government as at March 30, 1987 are to be borne by the Government. The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable MTNL to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, MTNL cannot sell its properties without payment of stamp duties and registering the properties in its name. In preparing these consolidated financial statements, MTNL has capitalized provision for stamp duty based on its best estimate amounting to Rs.82 million and Rs.62 million as of March 31, 2008 and 2009 respectively. MTNL does not intend to sell any of these properties. In terms of its Articles of Association MTNL has to obtain prior approval of the President of India in respect of sale or disposal of any land or building costing more than Rs.1 million.

8.	INVESTMENTS IN HELD TO MATURITY SECURITIES

Investments of MTNL consist of held-to-maturity securities (“HTM”).

	As of March 31,
	2008		2009		2009
	(Million of Rupees)				(Million of US $) Unaudited
Held-to-maturity securities
8.75% Redeemable Cumulative Preference Shares of ITI Limited	Rs.	200		----	----
11.5% Bonds of Maharashtra Krishna Valley Development Corporation	Rs.	2,500	Rs.	2,500	$49
Investments - Non-current	Rs.	2,700	Rs.	2,500	$49

8.75% Redeemable Cumulative Preference Shares of ITI Limited

On February 14, 2003, MTNL invested Rs.1,000 million in 8.75% cumulative preference shares of ITI Limited (“ITI”) on a private placement basis. ITI is a government company in the telecommunication equipment and distribution business. ITI also supplies exchanges and cables to MTNL. These preference shares are redeemable in five equal annual installments commencing from September 30, 2005.

The share purchase agreement between ITI and MTNL includes a provision for a letter of comfort from Department of Telecommunication (DOT) to MTNL endorsing the investment and also provides MTNL a right to set off principal payments owing under the terms of these Cumulative Preference Shares against amounts payable to ITI, in connection with MTNL’s purchase of exchanges and cable supplies.

As of September 30, 2005, ITI had not redeemed the first tranche amounting to Rs.200 million as per the repayment schedule and ITI had requested MTNL for an extension on the redemption dates. However MTNL had not accepted ITI’s request and has looked to the DOT’s letter of comfort and requested settlement of the first repayment tranche of Rs. 200 million.

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

As of September 30, 2008, ITI has not yet redeemed the first, second, third and fourth tranches amounting to Rs. 200 million each as per the original repayment schedule.

Management has evaluated the investment in ITI for impairment, on the basis that the first, second and third tranches for repayment have not been settled by ITI. Management has evaluated the financial condition and business outlook of ITI including the new purchase orders received by ITI for supply of GSM equipment from BSNL and the Company. The Company currently has account payable to ITI of Rs.328 million as at March 31, 2009 which, pursuant to the share agreement, the Company can legally settle against the repayments owing under the cumulative preference shares. In addition, the Company has the intent and ability to retain the debt security for a period of time sufficient to allow for anticipated recovery in value.

Based on this evaluation and specifically considering that the share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to MTNL endorsing the investment and also provides MTNL a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI, management has concluded that Rs.800 million of this debt security due as of September 30, 2008 is impaired and as of March 31, 2009 further Rs.200 million of this debt security due has been impaired.

However, DOT vides its letter no. U-59011-10/2002-FAC dated July 31, 2009, deferred the repayment schedule of the above cumulative preference shares to 2012-13 onwards in five equal annual installments.

11.5% Bonds issued by Maharashtra Krishna Valley Development Corporation

MTNL has also invested Rs.2,500 million in bonds issued by Maharashtra Krishna Valley Development Corporation (“MKVDC”), a wholly owned subsidiary of Government of Maharashtra. MKVDC allotted these bonds to MTNL on May 31, 2002. The bonds have a coupon rate of 11.5% per annum and are redeemable at the end of the 10th year from the date of allotment. The repayment of these bonds is guaranteed by the Government of Maharashtra.

Interest income has been recognized and realized on the bonds held in MKVDC.

MTNL records an investment impairment charge when management believes an investment has experienced a decline in value that is judged to be other than temporary. MTNL monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of the above investments, management believes that there is no impairment of investments as of March 31, 2009.

9.	INVESTMENT IN EQUITY AFFILIATE

On July 21, 2001, MTNL, in consortium with Telecommunications Consultants India Limited, VSNL and Nepal Venture Private Limited entered into a joint venture arrangement to form United Telecom Limited (UTL). UTL was formed to provide wireless in local loop (“WLL”) services in Nepal. As at March 31, 2003, MTNL had invested Rs. 200 million in UTL in proportion to its 26.7% holding. In 2004, MTNL invested Rs. 33 million in UTL in proportion to its 26.7% holding. During the year ended March 31, 2007 MTNL has further invested Rs.56 million.. MTNL’s equity in losses of the affiliate amounted to Rs.7 million for the years ended March 31, 2007. MTNL’s equity in profit of the affiliate amounted to Re.1 million for the year ended March 31,2008. MTNL’s equity in loss of the affiliate amounted to Rs.5 million for the year ended March 31, 2009. The carrying value of investment in UTL is Rs. 117 million and Rs.112 million as of March 31, 2008 and 2009, respectively.

On March 31, 2006, MTNL STPI IT Services Ltd. (hereinafter referred to as “STPI”), a joint venture of MTNL and Software Technology Parks of India, a society registered under the Ministry of Information Technology with  50% share holding. The main objective of the company is to undertake all such activities that are required to make domain “India in” popular. The project under this joint venture is under way. STPI project of data centre at Chennai (formerly Madras) will provide services like messaging, web-hosting, application hosting, web-farming application etc. The Company is on process of recruiting its own staff and will be recruiting the best professionals from software industry by providing remuneration in line with the industry.  As on March 31, 2009, an amount of Rs.5.13 million has been advanced to STPI. Total investment of MTNL in share of STPI is Rs. 4 million as on March 31, 2009.

10.	INVENTORIES

	2008		2009		2009
	(Millions of Rupees)				(Millions of US $) Unaudited
Cabling		1,047		1,083	21
Exchange equipment		405		631	12
Telephone and Telex Equipments		355		451	9
Other		(144)		153	3
Less: Allowance for slow moving/obsolete stock		(499)		(508)	(10)
	Rs.	1,163	Rs.	1,809	$36

Activity in allowance for slow moving / obsolete stock is as follows:

	For the years ended March 31,
	2007		2008		2009		2009
	(Million of Rupees)						(Million of US $) Unaudited

Balance at beginning of year		371		491		499	10
Charged to expense		126		127		20	0
Less: amounts written off		(6)		(119)		(10)	0
Balance at end of year	Rs.	491	Rs.	499	Rs.	508	$10

11.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL DEBTS

Accounts receivable are stated net of allowance for doubtful debts. Accounts receivable are not collateralized. The allowance for doubtful debts is determined principally on the basis of past credit loss experience and an evaluation of potential losses on the outstanding receivable balances. The activity in allowance for uncollectible accounts is given below:

	For the years ended March 31,
	2007		2008		2009		2009
	(Millions of Rupees)						(Millions of US $) Unaudited
Balance at beginning of year		4,991		6,191		7,510	148
Charged to expense		1,180		411		71	1
Less: Amounts written off		20		908		(310)	(6)
Balance at end of year	Rs.	6,191	Rs.	7,510	Rs.	7,272	$143

12.	RESTRICTED ASSETS

As on March 31, 2009, restricted assets comprising of unclaimed dividend for the years 2001 to 2008 amounting  to Rs.15 million.

13.	OTHER RECEIVABLES

Other receivables consist of the following:

Other receivables
	As of March 31,
	2008		2009		2009
	(Million of Rupees)				(Million of US $)
					Unaudited

Loans to employees		1,969		1,761	35
Advance tax (refer note below)		(3,248)		(1,187)	(23)
Accrued interest		2,377		3,423	67
Others		22,669		11,172	220
		23,767		15,168	298
Less: Other assets		(1,772)		(1,585)	(31)
	Rs.	21,995	Rs.	13,583	$267

Advance tax balance is net of income tax liability amounting to Rs.31,762 million and Rs.35,199 million as of March 31, 2008 and 2009. Other assets include the non current portion of loans given to employees and capital lease receivable.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities
	As of March 31,
	2008		2009		2009
	(Millions of Rupees)				(Millions of US $) Unaudited
Interest accrual		3		2	0
General provident fund contribution of employees		10,095		10,878	214
Deferred income		5,763		5,291	104
Advance received from customers and others		773		761	15
Customer deposits		1,984		1,856	36
Accrued employee cost		1,383		1,061	21
Other payables and accruals		11,704		10,987	216
	Rs.	31,704	Rs.	30,836	$606

The General Provident Fund accrual represents amounts contributed by employees (who have opted for the Government pension rules), net of advances taken. Prior to the absorption (in the year 2000), this fund was being maintained by DOT. MTNL has raised claims amounting to Rs.10,878 million on DOT up to March 31, 2009 (2008: Rs.10,095 million) in respect of employee contributions (pre absorption) together with the interest accrued. An offsetting amount has been included in the non-current portion of amounts due from related parties as disclosed in Note 19.

Subsequent to absorption, in the absence of any rules available for deposit of such employee contributions, the amounts of employee contributions have been retained by MTNL. These funds are not restricted and could be used to fund the activities of MTNL until such time that the funds must be transferred to the GPF Trust. During the year ended March 31, 2006 a GPF Trust had been created and Rs.4,340 million had been transferred to GPF Trust. The outstanding amount owing to the trust of Rs.10,878 million continues to be a part of accrued expenses and other current liabilities as of March 31, 2009 as the amount is due to be recovered by the DOT.

15.	INTEREST AND OTHER INCOME, NET

Interest and other income, net consist of the following:

	For the years ended March 31,
	2007		2008		2009		2009
	(Million of rupees)						(Millions of US $) Unaudited
Interest from investment in MKVDC		288		288		288	6
Interest on loans to employees		207		109		129	3
Interest on advances and others, net		324		310		357	7
Interest paid on customers deposits		(20)		(16)		(11)	0
Interest paid General Provident Fund		65		0		0	0
Interest on Income Tax Refunds		5,266		1,100		1,426	28
Other income		180		251		3,022	59

	Rs.	6,310	Rs.	2,043	Rs.	5,211	$102

16.	EXCESS LIABILITIES WRITTEN BACK

The excess liabilities written back includes accruals being reversed to income and relates to unmatched excess cash received in respect of debtors (which, as per The Limitation Act, after a period of three years become time barred and become property of the Company), amounting to Rs.51 million for the year ended March 31, 2009. This line item also includes other time barred liabilities outstanding for more than 3 years amounting to Rs.178 million for the year ended March 31, 2009, and other provisions no longer required which have been written back amounting to Rs.281 for the year ended March 31, 2009.

17.	INCOME TAXES

Total income tax expense is attributable to income from continuing operations and consists of the following:

	For the years ended March 31,
	2007		2008		2009		2009
	(Million of Rupees)						(Million of US $) Unaudited
Current tax		(1,171)		1,903		1,399	28
Deferred tax		98		(2,024)		1,069	21
Aggregate Taxes	Rs.	(1,073)	Rs.	(121)	Rs.	2,468	$49

A reconciliation of the income tax expense to the amount computed by applying the statutory Indian income tax rate to income before income tax expense is summarized below:

	For the years ended March 31,
	2007		2008		2009		2009
	(Million of Rupees)						(Million of US $) Unaudited
Income before taxes and share from affiliates		10,236		2,338		3,618	71
Average enacted tax rate in India		33.66%		33.99%		33.99%
Computed tax expense		3,445		795		1,230	24
Effect of tax assessed for earlier years		(4,626)		(8,074)		(1,134)	(22)
Effect of change in tax rates		0		(1)		0	0
Permanent differences		108		7,159		2,373	47
Income taxes recognized in the statement of income	Rs.	(1,073)	Rs.	(121)	Rs.	2,468	$49

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

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	As of March 31,
	2008		2009		2009
	(Million of Rupees)				(Million of US $) Unaudited
Deferred tax assets:
Allowances for bad and doubtful debts		3,461		1,461	29
Deferred settlements amount not recognized in income		7,041		7,043	138
Post retirement benefits		2,526		2,545	50
Others		706		638	13
Total deferred tax assets		13,735		11,686	230
Deferred tax liabilities:
Excess of tax allowance over depreciation		(5,639)		(5,955)	(117)
Interest capitalized		(6,018)		(6,018)	(118)
Total deferred tax liabilities		(11,657)		(11,973)	(235)
Net deferred tax asset / (liability)	Rs.	2,078	Rs.	(287)	$(6)

Net deferred tax assets / (liabilities) included in the consolidated balance sheets are as follows:

	As of March 31,
	2008		2009		2009
	(Million of Rupees)				(Million of US $) Unaudited
Current:
Deferred tax assets		11,209		7,649	150
Non-current:
Deferred tax assets		2,526		4,037	79
Deferred tax liabilities		(11,657)		(11,973)	(235)
Total non current		(9,132)		(7,936)	(156)
Net deferred tax asset / (liability)	Rs.	2,078	Rs.	(287)	$(6)

18.	RETIREMENT BENEFITS

(a)	Employees seconded from DOT

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

	For the years ended March 31,
	2007		2008		2009		2009
	(Million of Rupees)						(Million of US $) Unaudited
Pension (including gratuity)		170		13		16	0
Leave encashment		9		7		7	0
	Rs.	179	Rs.	20	Rs.	23	0

(b)	Employees of MTNL

i.	Pension, Gratuity and Medical benefits

The pension and gratuity to the non-executives employees of MTNL are defined benefit plans, the cost and liability, for which are based on an actuarial valuation. Further MTNL introduced a ‘MTNL retired employee’s medical facility scheme’ for employees with effect from January 1, 2002. The scheme was initially introduced for a period of 12 weeks and was subsequently extended every year by orders issued by the competent officials. The cost and liability of the medical benefit plan for its retired employees is based on an actuarial valuation. The Company entered into an agreement with ICICI Lombard for its medical coverage for the period from April 1, 2006. ICICI Lombard subsequently expressed their inability to continue with the scheme and finally the agreement was discontinued from September 2, 2006. The earlier scheme was reinstated thereafter. The medical scheme is a defined benefit retirement plan (the “Medical Plan”). In accordance with the Medical Plan, retirees are entitled to receive reimbursements limited to half of the monthly salary drawn by the employee on the date of retirement and reimbursement of hospitalization charges in any year through insurance company under RECGHIS (Retirement Employee Contributory Group Health Insurance Scheme) 2008. (Effective October, 2008)

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

During the year ended March 31, 2004, majority of employees had opted for absorption with MTNL. MTNL determined the incremental liability on account of revised pay scales and related retirement cost based on an actuarial valuation. MTNL has raised claims on DOT amounting to Rs.2,784 million for the period upto the October 1, 2000, which represent amounts recoverable towards retirement benefits calculated at the rates prescribed by DOT for its employees on secondment. These have been included in Dues from related parties as disclosed in Note 19.

During the year ended March 31, 2005, an additional 1,108 executive employees opted for absorption with MTNL. MTNL has determined the incremental liability on account of revised pay scales and related retirement cost based on an actuarial valuation. In respect of these employees, MTNL has raised claims on DOT amounting to Rs. 541 million for the period upto the October 1, 2000, which represent amounts recoverable towards retirement benefits calculated at the rates prescribed by DOT for its employees on secondment. These have been included in Dues from related parties as disclosed in Note 19.

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

iii.	The following tables sets forth the status of the pension, gratuity plan and medical benefits. The measurement date used is March 31, of the relevant fiscal year.

The Pension Plan

	As of March 31,
	2008		2009		2009
	(Million of Rupees)				(Million of US $) Unaudited
Accumulated benefit obligation	Rs.	27,177	Rs.	30,803	606
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year		28,716		31,451	618
Service cost		924		1,025	20
Interest cost		2,369		2,620	52
Actuarial loss		739		(231)	(5)
Benefits paid		(1,298)		(1378)	(27)
Projected Benefit obligation at the end of the year		31,450		33,487	658
Changes in plan asset		-		-	-
Unfunded status		(31,450)		(33,487)	(658)
Accrued provision for pension	Rs.	(31,450)	Rs.	(33,487)	$(658)

	For the Years Ended March 31,
	2008		2009		2009
	(Million of Rupees)				(Million of US $) Unaudited
The components of net pension costs are reflected below:
Current service cost	Rs.	924	Rs.	1,025	20
Actuarial obligation assumed on account of absorption
Interest cost		2,369		2,620	52
Loss on curtailment
Actuarial loss		739		(231)	(5)
Net periodic pension cost	Rs.	4,032	Rs.	3,414	$67

Cash Flows

The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Million of Rupees)	(Million of US $) Unaudited
2010	1,470	29
2011	1,565	31
2012	1,667	33
2013	1,775	35
2014	1,891	37
2015 – 2018	14,650	288

The Gratuity Plan

	As of March 31,
	2008		2009		2009
	(Million of Rupees)				(Million of US $) Unaudited
Accumulated benefit obligation	Rs.	4,823	Rs.	6,377	125
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year		6,434		6,335	125
Service cost		284		290	6
Interest cost		530		530	10
Actuarial (gain) or loss		(624)		1533	30
Curtailment Loss		-		-	-
Actuarial obligation assumed on account of absorption		-		-	-
Benefits paid		(290)		(308)	(6)
Projected Benefit obligation at the end of the year	Rs.	6,334	Rs.	8,380	165
Changes in plan asset
Fair value of the plan assets at the beginning of the Year		6,434		6,335	125
Actual return on plan assets		356		302	6
Employer contributions		(165)		308	6
Benefits paid		(290)		(308)	(6)
Plan assets at the end of the year	Rs.	6,335	Rs.	6,637	$130

Unfunded status		0		(1,742)	(34)
Accrued provision for gratuity		0	Rs.	(1,742)	$(34)

	For the years ended March 31,
	2008		2009		2009
	(Million of Rupees)				(Million of US $) Unaudited
The components of net gratuity costs are reflected below:
Current service cost		284		290	6
Actuarial obligation assumed on account of absorption
Interest cost		530		530	10
Actuarial (gain) or loss		(489)		1,749	34
Curtailment (Gain)/ Loss		(491)		(519)	(10)
Net periodic gratuity cost	Rs.	(166)	Rs.	2,050	$40

Cash Flows

The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Million of Rupees)	(Million of US $) Unaudited
2010	490	10
2011	1,280	25
2012	970	19
2013	230	5
2014	220	4
2015 – 2018	980	19

iv.	Leave Pay Obligation

Leave pay expenses amounted to Rs.532 million, Rs.639 million and Rs.1,250 million for the years ended March 31, 2007, 2008 and 2009  respectively. Accrued employee costs include Rs.2,488 million, Rs.3,196 million and Rs.4,306 million leave pay obligation of MTNL as of March 31, 2007,  2008 and 2009 respectively.

The weighted average actuarial assumptions used to determine benefit obligations and net periodic benefit cost were:

	2007		2008		2009
Discount rate		8.00%		8.25%		8.50%
Future salary increases		5%		5%		4%
Future pension increases		5%		5%		1.5%
Rate of return on plan assets		8.50%		8.50%		8.00%
Rate of hospitality incidence (% of mortality rate)		150%		150%		150%
Average hospitalization period per year	10 days		10 days		10 days
Average expenses per hospitalization	Rs.	50,000	Rs.	50,000	Rs.	50,000

v.	Provident fund

Provident fund, a defined contribution plan, is being administered through trustees and MTNL’s contributions are expensed each year. MTNL has recognized Rs.237 million, Rs.265 million and Rs.332 million for the years ended March 31, 2007, 2008 and 2009 respectively in the consolidated statements of income.

vi.	Voluntary Retirement Scheme

During the year ended March 31, 2005, MTNL implemented a Voluntary Retirement Scheme for certain eligible employees. Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time (all prior to March 31, 2005). The scheme provided for ex-gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment. MTNL’s obligation amounted to Rs.1,381 million for the year ended March 31, 2005. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs. 40 million and Rs. 236 million respectively for the year ended March 31, 2005. The Company has made actual payments amounting to 1,428 million as against the estimates of Rs.1381 million in respect of the VRS scheme implemented during the year and accordingly the additional charge of Rs. 47 million has been accounted in the year ended March 31, 2006.

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

The Executive employees exercised their options during the year ended March 31, 2006. Under this scheme, MTNL’s obligation amounted to Rs.677 million for the year ended March 31, 2006. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs.48 million and Rs.136 million respectively for the year ended March 31, 2006.

19.	RELATED PARTY TRANSACTIONS

MTNL is a Government Company under the Indian Companies Act. MTNL is listed on the major stock exchanges in India and the New York Stock Exchange. As of March 31, 2009, the Government owns 56.25% of the issued share capital of MTNL, with the remaining balance owned by private investors’.  Consequently, the Government, acting through the DOT, continues to control MTNL and will have the power to elect all of its Directors to determine the outcome of most actions requiring approval of the Board of Directors or Shareholders, including proposed expansions of MTNL's business (including into areas in which MTNL may compete with BSNL), transactions with the DOT or the assertion of claims against the DOT/BSNL.

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

As noted in Note 9, MTNL has a 26.7% holding in United Telecom Limited (UTL) and 50% holding in MTNL STPI IT Services Ltd. (STPI).

Note 3 describes in more detail the nature of the relationships between the DOT/BSNL/VSNL and the Company as well as transactions with these parties. Amounts due to and from the DOT/BSNL/VSNL are disclosed separately on the Company’s balance sheet as amounts due to/from related parties.

The balances receivable from and payable to related parties other than employees are summarized as follows:

	As of March 31,
	2008				2009
	Receivables		Payables		Receivables		Payables
	(Millions of rupees)

DOT (note i)	Rs.	22,042	Rs.	1,939	Rs.	22,730	Rs.	3,047
BSNL (note ii)		3,667		5,528		12,705		7,898
VSNL (note ii)		3		652		0		660
Due from / to Related Parties	Rs.	25,713	Rs.	8,118	Rs.	35,434	Rs.	11,605
Less: Current Portion		3,667		5,528		12,705		7,898
Due from / to Related Parties, non-current portion	Rs.	22,046	Rs.	2,591	Rs.	22,730	Rs.	3,707
Due from / to Related Parties - Current Million of US $ Unaudited		$92		$138		$250		$155
Due from / to Related Parties - Non Current Million of US $ Unaudited		$551		$65		$447		$73

Note i:

The amounts due from the DOT are primarily on account of pre-absorption retirement benefits which are recoverable by MTNL. Such retirement benefits (pre absorption) were calculated at the rates prescribed by DOT (Refer Note 18). Furthermore, amounts recoverable for the General Provident Fund in respect of employee contributions (pre absorption) of Rs.10,878 million (2008: Rs.10,095 million) together with the interest accrued (Refer Note 14) is also included in this balance. Amounts due to the DOT represent license fees and spectrum charges to be paid by MTNL in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime (Refer Note 2(e) and 3).

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

The Company has only one class of capital stock referred to herein as equity shares. Par value of each equity share outstanding as of March 31, 2009 is Rs.10.

Voting
Each holder of equity shares is entitled to one vote.

Dividends
Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval. Dividends payable to equity shareholders are based on the net income available for distribution as reported in MTNL’s unconsolidated financial statements prepared in accordance with Indian GAAP. Dividends are declared and paid in Indian rupees. Net income in accordance with US GAAP may, in certain years, either not be fully available or be additionally available for distribution to equity shareholders.

Under Indian GAAP the accumulated retained earnings available for distribution to equity shareholders, subject to certain restrictions was Rs.93,906 million, Rs.91,715 million and Rs.98,230 million as of March 31, 2007, 2008 and 2009 respectively.

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

Credit risk
Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2008 and 2009, there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements. To reduce credit risk, MTNL performs ongoing credit evaluation of customers.

The risk in relation to investment in ITI Limited is offset by clause relating to MTNL’s entitlement to set off the amounts receivable in respect of principal outstanding from the dues payable to ITI Limited. The clause is built into the share purchase agreement. As of March 31, 2009, Rs.200 million, the balance of the investment of Rs.1,000 million investment in ITI was charged as an impairment because of uncertainty involved in getting them back. DOT vides its letter no. U-59011-10/2002-FAC dated July 31, 2009, deferred the repayment schedule of the above cumulative preference shares to 2012-13 onwards in five equal annual installments.

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

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2009 is Rs.2,426 million as compared to their carrying amount of Rs.2,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2009 is Rs.1,511 million as compared to their carrying amount of Rs.1,761 million.

Due to the uncertainties attached to the timing of ultimate realization of restricted assets, it is not practicable to determine their fair values.

22.	CONTIGENCIES AND COMMITMENTS

i.	CAPITAL COMMITMENTS

Contractual commitments for capital expenditure pending execution were Rs.5493 million and Rs.4915 million as of March 31, 2008 and 2009 respectively. Contractual commitments for capital expenditures are related to purchase of property and equipment.

ii.	GUARANTEES

MTNL has outstanding financial/performance bank guarantees of Rs.914 million and Rs.942 million as of March 31, 2008 and 2009 respectively. The bank guarantees are essentially provided to the Government of India for financial and performance roll out obligations as prescribed in respective license agreements.

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
We had received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges. We had received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs.682 million in sales tax for fiscal 2003-04.  Further, we have also received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon us. The amount of issue in Delhi is significantly less. During the year ended March 31, 2007, the case relating to Delhi was settled

The department made these demands based on a case involving the Uttar Pradesh Trade Tax Department (UPTTD) and the DOT, wherein the Supreme Court of India ruled that a telephone connection along with a telephone set provided by a company rendering basic services amounts to a "transfer of right to use the telephone system" and the rentals collected by DOT towards this right to use should suffer sales tax. Subsequent to the passing of this order, both the cellular and basic operators filed a petition before the Supreme Court under Article 32 of the Constitution in respect of the above. The Hon’ble Supreme Court admitted the Petitions, inspite of its own judgment, and vide orders dated September 25, 2003 referred the matter to a larger bench for determination of dispute on merits and further directed that in future there shall be no coercion for recovery of any dues. The Hon’ble Supreme Court further directed that the operators should file statutory appeals against the assessment orders for assessments already completed as on September 25, 2003. Following the Supreme Court order in the UPTTD case the sales tax departments across the country, have raised demands on basic and cellular mobile operators.

MTNL has challenged the demands raised before the respective high courts and the Company has been granted interim stays against enforcement of the demands. However this stay order is subject to the outcome of the Supreme Court judgment on the issue. During the year ended March 31, 2006, the Supreme Court of India has concluded in the BSNL Vs Union of India case that rendering basic services does not amount to a "transfer of right to use the telephone system". Hence the imposition of the sales tax on any facility of the telecommunication services is untenable in law. Based on opinion received from legal counsel and drawing reference to the judgment of the Supreme Court of India in the abovementioned case, management believes that the sales tax departments would have to withdraw their demands of sales tax on basic telephony and that an adverse outcome in respect of the above is remote. The amount of demand pertaining to Mumbai outstanding is Rs. 682 million.

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

During the current year ended March 31, 2007, based on the judgements issued in the previous years, ITAT has allowed deduction of license fees as tax deductible item for the assessment years 1995-96 and 1996-97 also. Management believes that ITAT following its favorable judgments of earlier years will eventually decide in favor of the Company for the years in dispute and an adverse outcome in respect of the above is not probable. Based on the above stated favorable judgements, the Company has not accrued the tax charge on the license fee in the financial statements. The Company during the year 2006-07 has received interest on deposits paid under protest to the tax authorities and the refunds for the years decided in favor of the Company i.e. 1995-96, 1996-97, 1998-99,1999-00, 2000-01, 2002-03 and 2004-05.  The refunds and the interest thereon have been recognized in the statement of income for the year ended March 31, 2007.

During the year ended March 31, 2008, the Company has received refunds for the year 2002-03 and 2004-05 along with interest which has been duly accounted for in the Company’s books of accounts for the year ended March 31, 2008.

As part of the appeals process, the Company had deposited under protest, amounting to Rs. 3,146 million as of March 31, 2009. These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets.

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

During the year 2008-09, the Assessing Officer allowed partial refund in respect of deduction u/s 80IA for Assessment year 2001-02 and 2003-04.

iii.
General Provident Fund is a scheme applicable to the Company’s employees who have opted for the Government Pension rules. In the absence of any rules available for deposit or such contribution the amounts had been retained by the Company pending notification from the Government.

The CIT had considered the contributions made by the employees towards the General Provident Fund for the year ended March 31, 2001 to 2004, as taxable income of the Company. The amount of additional income tax demanded together with interest amounted to Rs.1,652 million as of March 31, 2005. As a part of the appeals process the Company had deposited Rs.1,306 million as of March 31,2005 under protest to the tax authorities. These deposits had been classified as part of restricted assets on the Company’s consolidated balance sheets.

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

 During the year ended March 31, 2009, we had raised claims against BSNL for duct Charges and Tax Usage Charges amounting to Rs 522.12 million and Rs 1223.55 million    respectively. We have not recognized these claims as income in our statement of operations as BSNL has rebutted such claims.

Further, during the year the company has raised bills on BSNL for infrastructure charges amounting to Rs 2199.36 million and electricity and other charges amounting to Rs 364.18 million which has not been rebutted by BSNL. Management believes that this income claimed will be recoverable from BSNL. Hence, the same has been recognized as income in our statement of operations

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

ii.
In the year 2004-2005, Alcatel brought claims aggregating to Rs. 145.18 million (including interest from 1996 till date on the claims made Rs 103.89 million)   (March 2008 Rs 137.19 million) against the Company. These claims arise out of contract for supply of digital local telephone exchange equipment. These claims include claims for loss of reputation and loss of business opportunity. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iii.
The Company has received claims aggregating Rs. 395.25 (March 2008 Rs 366.39 million) from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arise from the contract for PRM services, which were started in the year 1999-2000. MTNL has not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers. The claim includes Rs 119 million towards loss of profit and wasteful expenditure incurred by the parties.The Company believes it has a valid defense against these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iv.
The Company has received claims from CMC limited aggregating to Rs.596.79 (March 2008 Rs 548.70) million.  These claims arise out of usage of leased circuits for which MTNL has charged them rental for CUG services as per the revised tariff plan which is disputed by CMC Limited. These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs 220 million..  The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

v.
  The Company has received claims aggregating Rs. 141.81million (March 2008 Rs.132.81 million) From M/s Haryana Telecom for dispute in respect of reduction of notified rates for supply of PIJF cables to MTNL against DoT T.E. No. 14-21/94-MMT(MMS) dated 30.11.94 opened on 24.1.95. The claim of the claimant is of Rs.3,68,14,819/-with interest @  24% from June 1997 till date of payment. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

vi.
Additionally the Company is also involved in law suits and claims amounting to Rs.2,786.57 million pending at various authorities which arise in the ordinary course of the business. Management believes that it has a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows.

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
The following table summarizes the potential exposure (excluding interest and penalty) of the Company of March 31, 2009 with respect to above stated pending litigations in the event the same is settled against the Company:

		As of March 31,
	Also refer note:	2009		2009
		(Million of Rupees)		(Million of US $) Unaudited

Dispute relating to disallowance of license fee	22 (iii) (b) (i)		646	13

Dispute relating to disallowance of 80 IA deduction	22 (iii) (b) (ii)		9,106	179

Disputes with BSNL	22 (iii) (c)		3,637	72

Disputes with DOT	22 (iii) (d)		22,042	433

Arbitration dispute with M & N Publications	22 (iii) (e) (i)		5,415	106

Arbitration dispute with Alcatel	22 (iii) (e) (ii)		145	3

PRM services	22 (iii) (e) (iii)		395	8

CMC Services	22 (iii) (e) (iv)		597	12

M/s Haryana Telecom	22(iii) (e) (v)		142	3

Other Lawsuits and claims	22(iii) (e) (vi)		2,787	55
Total		Rs.	44,912	$884

23.	SEGMENTAL INFORMATION

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

During the year ended March 31, 2006 the Company has started operations in Mauritius. However, as the operations are insignificant as compared to the overall business of the Company, the same have not been considered for separate segment disclosure. During the years ended March 31, 2007, March 31, 2008, and March 31, 2009, no single customer has contributed for revenue in excess of 10% of total revenue.

MTNL’s operating segment information for the years ended March 31, 2007, 2008 and 2009 are as follows. The table gives the amounts reviewed by the CODM reconciled to the consolidated US GAAP financial statements.

The amounts reviewed by the CODM are based on internal accounting policies of the Company which are different from US GAAP.

	Basic	Cellular	Unallocated (Corporate)	Elimination	Total	Reconciling Adjustments	Consolidated Totals
	Millions of Rupees
For the year ended March 31, 2009
Revenue — External customers	36,299	8,261	-	-	44,560	(2,723)	41,837
Revenue — Inter-segment	623	210	-	(834)	-	0	0
Total Revenues	36,923	8,471	-	(834)	44,560	(2,723)	41,837
Operating income / (loss)	(7,116)	1,443	380	-	(5,293)	(1,362)	(6,655)
Interest income/ (expense), net	4,724	2	1,925	-	6,651	2,542	9,194
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	(8)	(8)
Non Operating income, net	803	348	129	-	1,280	(1)	1,279
Net income / (loss)	(1,590)	1,794	2,434	-	2,638	980	3,618
Segment assets	123,723	13,467	91,602	-	228,792	(29,487)	199,305
Depreciation and amortization	6,191	793	5	-	6,988	1,220	8,209
Capital expenditures for long-lived assets	7,144	1,472	5	-	8,621	-	8,621
For the year ended March 31, 2008
Revenue — External customers	38,787	8,438	-	-	47,225	(2,520)	44,705
Revenue — Inter-segment	1,172	384	-	(1,556)	-	-	-
Total Revenues	39,959	8,822	-	(1,556)	47,225	(2,520)	44,705
Operating income / (loss)	(636)	2,121	(1,214)	-	270	(1,794)	(1,524)
Interest income/ (expense), net	739	25	3,346	-	4,110	6	4,115
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	(1)	(1)
Non Operating income, net	2,451	182	(696)	-	1,937	(1,391)	546
Net income / (loss)	2,554	2,327	1,435	-	6,316	(3,979)	2,337
Segment assets	119,660	12,747	82,058	-	214,464	(20,918)	193,546
Depreciation and amortization	6,354	681	5	-	7,041	1,268	8,309
Capital expenditures for long-lived assets	5,912	3,269	2		9,182	-	9,182
For the year ended March 31, 2007
Revenue — External customers	41,402	7,691	0	0	49,093	(3,618)	45,475
Revenue — Inter-segment	633	51	0	-684	0	0	0
Total Revenues	42,035	7,742	0	-684	49,093	(3,618)	45,475
Operating income / (loss)	118	2,606	-1512		1,212	(4,664)	(3,453)
Interest income/ (expense), net	178	44	5094		5,316	2,049	7,365
Equity in earnings/(losses) of associated companies, net of taxes	0	0	0		0	(7)	(7)
Non Operating income, net	1,157	223	19		1,399	(870)	529
Post Retirement Medical Benefit Liability Written Back						5,794	5,794
Net income / (loss)	1,453	2,873	3,600		7,927	2,309	10,236
Segment assets	117,019	9,454	87,204		213,677	(34,740)	178,937
Depreciation and amortization	6,152	674	6		6,832	1,684	8,516
Capital expenditures for long-lived assets	7117	664	4	0	7,788	-	7,788

There are material differences between segment information internally reviewed, by the CODM, and consolidated financial statements prepared under U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for:

•	Revenue recognition.
•	Employee benefits - Accounting for gratuity and pension obligations; accounting for leave pay obligations and curtailment benefits arising from voluntary retirement scheme under US GAAP.
•	Property, plant and equipment - Useful lives of assets, foreign exchange capitalized, interest capitalized and leases, and
•	Deferred taxes - Accounting for deferred taxes under US GAAP.

More specifically, the reconciling items relate to the following:

•
The reconciling items pertaining to revenues amounted to Rs.3,618 million, Rs.2,520 million and Rs.2,723 million for the years ended March 31, 2007, 2008 and 2009. These reconciling items primarily pertain to non-recognition of revenues under US GAAP (Refer notes 22(iii)(c) and 22(iv)) since the amounts are either disputed or collectibility is not reasonably possible and netting off of commissions from revenues under US GAAP.

•
The reconciling items pertaining to operating income/(loss) amounted to Rs.(4,664) million, Rs.(1,794) million and Rs.(1,362) million for the years ended March 31, 2007, 2008 and 2009. These reconciling items are mainly attributable to US GAAP adjustments for revenues, cost of revenues and selling general and administrative expenses and reclassification of excess liability written back. The cost of revenues and selling, general and administrative expenses have reconciling items on account of accounting for employee benefits, depreciation, provision for doubtful debts and other adjustments on account of BSNL/DOT (Refer notes 3 and 4) under US GAAP.

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

The Board of Directors has recommended payment of final dividend at 10% on the paid up equity capital of Rs.6,300 million on July 31, 2009. The Company would be required to pay dividend tax at the rate of 16.995% of the dividend distributed.

25.	SIGNIFICANT RISKS AND UNCERTAINTIES

a)
The telecommunication industry in India is subject to substantial regulation by the Government. The Company is subject to certain risks common to companies within the telecommunications industry in India. These include, but are not limited to, substantial regulation by the Government, changes in the Government policies including a revocation of the license or a change in significant terms of the license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity may significantly affect management’s estimates and the Company’s performance. Further the Indian Government is the controlling shareholder in MTNL and hence the Company is deemed to be an Indian government company. As such, the Company is subject to laws and regulations generally applicable to public sector enterprises in India. These laws and regulations govern, among other things, personnel matters, procurement, budgeting and capital expenditures and the generation of funds through the issuance of securities. Also the Indian Government when considering matters pertaining to the Company, often also considers the interests of the largest government-owned telecommunications company, Bharat Sanchar Nigam Limited (BSNL).

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

d)
The Company had given an option to its executive employees (B category) for absorption with the Company with effect from October 1, 2000, at a revised pay scale that is higher than the existing pay scale. The offer for absorption provided that in addition to getting post retirement benefits like gratuity and leave encashment, subsequent to absorption, the employees would have to opt for pension based on the government rules. Pending the finalization of the terms of absorption and actuarial determination of incremental liability, the Company, during the year ended March 31, 2003, had accrued an additional charge amounting to Rs.1,329 million on account of revised pay scales and related retirement costs for executive employees who exercised the option of absorption with the Company up to that date.

e)
The present arrangement of Pay and Allowance expired on December 31, 2006 and accordingly the next pay revision was due from January 1, 2007. Government of India vide their Memorandum dt.26.11.2008 followed  by supplementary/clarificatory memorandums dt.09.02.2009 and 02.04.2009 issued orders for revision of the pay structure of the Executives and non unionized supervisors in the Central Public Sector Undertakings (CPSEs). These orders basically, give directions to merge the old basic pay and then fit the sum as pay in the new pay scale prescribed. MTNL Management initially decided to revise the pay structure as above with 5% fitment instead of 30% maximum stipulated by Government and orders to this effect has been issued on 14.05.2009. This has not been agreed to by Associations representing the Executives and the said order was withdrawn awaiting settlement of pension issue pending with the Government. Considering the fact that the effective date of the revision of pay is 01.01.2007 and the percentage of fitment that is going to be decided is not clear at this moment, MTNL in its US GAAP Accounts for the year 2008-09 proposed a provision for Rs. 690 million, which is the estimated Financial impact per annum that may result on account of pay revision with 20% fitment together with consequential increase in the actuarial provisions to meet the future pensionary benefits.

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

g)
TRAI on September 23, 2009 has issued “Telecommunication Mobile Number portability Regulations (MNP), 2009” MNP allows the subscribers to retain their existing mobile number when they move from one service provider to another service provider on payment of certain charges and on fulfilling certain other conditions. These shall be implemented with effect from December 31, 2009 in the license areas of MTNL. The management believes that the movement of subscribers from one service provider to another service provider would increase competition between the service providers and would act as a catalyst for the service providers to improve their quality of service. This could have a material effect both favorable and adverse on the Company’s business, financial condition and results of operations.