Form 20-F
period 2010-03-31
MAHANAGAR TELEPHONE NIGAM LTD
filed 2010-09-30
CIK 1160262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 630,000,000 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, or the Securities Act.  YES    ☐       NO    ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  YES    ☐       NO    ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  YES    ☒       NO    ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  YES  ☐         NO    ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

           If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18 ☒

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  YES    ☐       NO    ☒

Page

PRESENTATION			iii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS			iii

INTRODUCTION			iii

PART I			1
Item 1.	Identity of Directors, Senior Management and Advisers		1
Item 2.	Offer Statistics and Expected Timetable		1
Item 3.	Key Information		1
	A.	SELECTED FINANCIAL DATA	1
		SELECTED FINANCIAL AND OPERATING DATA	1
		EXCHANGE RATES	5
	B.	CAPITALIZATION AND INDEBTEDNESS	5
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	5
	D.	RISK FACTORS	6
Item 4.	Information on the Company		14
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	14
	B.	BUSINESS OVERVIEW	24
		LEGAL PROCEEDINGS	36
	C.	ORGANIZATIONAL STRUCTURE	39
	D.	PROPERTY, PLANTS AND EQUIPMENT	39
		TELECOMMUNICATIONS REGULATION IN INDIA	44
Item 4A.	Unresolved Staff Comments		50
Item 5.	Operating and Financial Review and Prospects		51
	A.	OPERATING RESULTS	51
	B.	LIQUIDITY AND CAPITAL RESOURCES	63
	C.	RESEARCH AND DEVELOPMENT	64
	D.	TREND INFORMATION	64
	E.	OFF-BALANCE SHEET ARRANGEMENTS	64
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	64
	G.	SAFE HARBOR	64
Item 6.	Directors, Senior Management and Employees		65
	A.	DIRECTORS AND SENIOR MANAGEMENT	65
	B.	COMPENSATION	68
	C.	BOARD PRACTICES	68
		AUDIT COMMITTEE	68
	D.	EMPLOYEES	68
		TRAINING	70
	E.	SHARE OWNERSHIP	70
Item 7.	Major Shareholders and Related Party Transactions		70
	A.	MAJOR SHAREHOLDERS	70
	B.	RELATED PARTY TRANSACTIONS	71
		CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	71
	C.	INTEREST OF EXPERTS AND COUNSEL	73
Item 8.	Financial Information		73
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	73
	B.	SIGNIFICANT CHANGES	73
Item 9.	The Offer and Listing		74
	A.	OFFER AND LISTING DETAILS	74
		MARKET PRICE INFORMATION	74
	B.	PLAN OF DISTRIBUTION	74
	C.	MARKETS	75

i

		THE INDIAN SECURITIES MARKET	75
	D.	SELLING SHAREHOLDERS	81
	E.	DILUTION	81
	F.	EXPENSES OF THE ISSUE	81
Item 10.	Additional Information		81
	A.	SHARE CAPITAL	81
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	82
	C.	MATERIAL CONTRACTS	87
	D.	EXCHANGE CONTROLS	87
		INDIAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS	87
	E.	TAXATION	90
	F.	DIVIDEND AND PAYING AGENTS	94
	G.	STATEMENTS BY EXPERTS	94
	H.	DOCUMENTS ON DISPLAY	94
	I.	SUBSIDIARY INFORMATION	95
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		95
Item 12.	Description of Securities Other than Equity Securities		96

PART II			98
Item 13.	Defaults, Dividend Arrearage and Delinquencies		98
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		98
Item 15.	Controls and Procedures		98
Item 16A.	Audit Committee Financial Expert		102
Item 16B.	Code of Ethics		102
Item 16C.	Principal Accountant Fees and Services		102
Item 16D.	Exemptions from the Listing Standards for Audit Committees		103
Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers		103
Item 16F.	Change in Registrant’s Certifying Accountant		103
Item 16G.	Corporate Governance		103

PART III			108
Item 17.	Financial Statements		108
Item 18.	Financial Statements		108
Item 19.	Exhibits		108

SIGNATURES			109

EXHIBIT INDEX			110
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS			F-1

PRESENTATION

The financial information in this report has been prepared in accordance with US GAAP with respect to our consolidated statements of operations, shareholders’ equity and cash flow for the fiscal years ended March 31, 2008, 2009 and 2010, and our balance sheets as of March 31, 2009 and 2010.  Our fiscal year ends on March 31 of each year, so all references to a particular fiscal year are to the year ended March 31 of that year.  The consolidated financial statements, including the notes to those financial statements, are set forth at the end of this report.

Although we have translated in this report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all.  All translations from Indian rupees to United States dollars with respect to financial data as of March 31, 2010 are based on the noon buying rate in the City of New York for cable transfers in Indian rupees on such date.  The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given.  The noon buying rate on March 31, 2010 was Rs.44.95 per US$1.00.

Information contained in our website, www.mtnl.net.in, is not part of this annual report, and no portion of such information is incorporated herein.

Reference to “we,” “us,” “our,”  “MTNL,” and the “Company” refer to Mahanagar Telephone Nigam Limited.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, as defined in Section 27A of the U.S.  Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company, our industry, economic conditions in the markets in which we operate, and certain other matters.  The forward-looking statements are subject to various known and unknown risks and uncertainties.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” and similar expressions or variations of these expressions.  We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect.  Actual events or results may differ materially.  The risks and uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this report.  See Item 3D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” in this report.  In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements.  Other than required by law, we do not undertake to release the results of any revisions of these forward-looking statements to reflect new information or future events or circumstances.  Readers should carefully review the information in this report and in filings we may make in the future with the U.S. Securities and Exchange Commission.

INTRODUCTION

Mahanagar Telephone Nigam Limited was established by the government of India in 1986 to provide fixed-line and other basic telecommunications services in Delhi and Mumbai.  Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India.  At March 31, 2010, our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 3.62 million fixed lines in service.  In February 2001, we launched our cellular services using global system for mobile communications or GSM technology in Delhi and Mumbai and, as of March 31, 2010, had approximately 4.78 million subscribers.  GSM is the European and Asian standard for digital mobile telephone networks.  We launched CDMA-based services in 1997 based on limited mobility, and at March 31, 2010 had approximately 0.18 million limited mobile subscribers in Mumbai and Delhi.  CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference.  We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 1.49 million Internet access subscribers at March 31, 2010. In December 2008, we were the first operator to inaugurate the 3G services in India, with commercial launch in February 2009 in Delhi and in May 2009 in Mumbai.  See Item 4. “Information on the Company” in this report.

The government of India owns approximately 56.25% of our equity shares and the Life Insuarnace Company of India owns approximately 18.18% of equity shares, with the balance publicly traded on the major stock exchanges in India and as American Depositary Shares on the New York Stock Exchange.  See Item 7A. “Major Shareholders and Related Party Transactions-Major Shareholders” in this report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3A.	Selected Financial Data

SELECTED FINANCIAL AND OPERATING DATA

The following selected financial and operating data should be read in conjunction with our consolidated financial statements and the related notes, and Item 5 “Operating and Financial Review and Prospects” and the other financial information included elsewhere in this report and our other reports filed with the SEC. We have adjusted shareholders' equity, retained earnings and net income for the fiscal year ended March 31, 2009 to reflect the impact of the adjustment in our accounting by reason of payments for 3G and BWA spectrum as licence fees.  The nature and impact of the adjustment is described in Note 3 to our consolidated financial statements and in Item 3. “Key Information” and Item 5. “Operating and Financial Review and Prospects” in this report.

Our selected financial and operating data included in this report are presented in Indian rupees and are derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) for the fiscal years ended March 31, 2006, 2007, 2008, 2009 and 2010.

The selected statement of operations data and cash flow data for the three years ended March 31, 2010, and the selected balance sheet data as of March 31, 2009 and 2010 under US GAAP have been extracted or derived from our consolidated audited US GAAP financial statements which are included elsewhere in this report. The selected statement of operations data and cash flow data for the years ended March 31, 2006 and 2007, and the selected balance sheet data as of March 31, 2006, 2007 and 2008 under US GAAP are derived from our consolidated audited US GAAP financial statements not included in this report.  Our historical results do not necessarily indicate our results expected for any future period.

Consolidated financial statements for the year ended March 31, 2010 have been translated for convenience into US dollars (although we have translated certain rupee amounts in this report into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all).  All translations from Indian rupees to dollars with respect to financial data as of March 31, 2010 are based on the noon buying rate in New York City for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York on such date.  The noon buying rate on March 31, 2010 was Rs.44.95 per US$1.00.

Under US GAAP

Statement of Income Data:	Fiscal Years Ended March 31,
	2006	2007	2008	2009 (Restated)	2010	2010
	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Revenues	Rs.46,668	Rs.45,475	Rs.44,705	Rs.41,837	Rs.35,513	$790
Total costs and expense	(47,480)	(48,927)	(47,027)	(51,981)	(79,983)	(1779)
Liability for post retirement medical benefits written back	0	5,794	0	0	0	0
Operating income	(812)	2,342	(2,323)	(10,144)	(44,471)	(989)
Other income / (expense), net	2,388	7,894	4,661	9,962	7,105	158
Income before income taxes	1,576	10,236	2,338	(181)	(37,365)	(831)
Income taxes	(437)	1,073	121	(1,241)	11,806	263
Equity in (losses) of affiliate	(73)	(7)	(1)	(8)	5	0
Net Income (Loss)	Rs.1,066	Rs.11,302	Rs.2,458	Rs.(1,430)	Rs.(25,553)	(568)
Weighted average equity shares outstanding	630	630	630	630	630	-
EPS – Basic & diluted	Rs.1.69	Rs.17.94	Rs.3.90	Rs.(2.27)	Rs.(40.56)	$(0.90)
Basic and diluted earnings per GDR/ADS	Rs.3.38	Rs.35.88	Rs.7.80	Rs.(4.54)	Rs.(81.12)	$(1.80)
Dividends paid per equity share	Rs.6.21	Rs.4.56	Rs.4.68	Rs.1.17	0	0
Dividends paid per equity share	$0.14	$0.11	$0.12	$0.02	0	0
Dividends paid per GDR/ADS	Rs.12.42	Rs.9.12	Rs.9.37	Rs.2.34	0	0
Dividends paid per GDR/ADS	$0.28	$0.21	$0.23	$0.05	0	0

Balance Sheet Data:	As at March 31,
	2006	2007	2008	2009	2010	2010
	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Cash and Cash equivalents	Rs.1,641	Rs.1,660	Rs.1,346	Rs.1,419	Rs.1,056	$24
Investment in bank deposits	19,020	17,102	32,444	46,725	47,835	1,064
Dues from Related Parties	23,818	23,659	25,713	35,435	39,053	869
Total Assets	170,151	178,937	193,547	343,732	313,707	6,979
Dues to Related Parties	6,091	5,729	8,118	122,301	124,861	2,778
Total Liabilities	89,703	90,060	105,160	257,512	253,040	5,629
Total Shareholders equity	80,448	88,877	88,387	86,220	60,667	1,350
Capital Stock1	12,949	12,949	12,949	12,949	12,949	288

Cash Flow Data:	Fiscal Years Ended March 31,
	2006	2007	2008	2009	2010	2010
	(Rs. in millions except per share data)					Convenience translation into millions of US$ (Unaudited)
Net cash from operating activities	Rs.6,006	Rs.9,672	Rs.27,640	Rs.130,849	Rs.13,158	$293
Net cash used in investing activities	(7,976)	(6,780)	(25,006)	(130,037)	(13,521)	(301)
Net cash from financing activities	(3,951)	(2,873)	(2,948)	(737)	-	-

1 Includes capital stock and additional paid-in capital.

Restatement of Previously Reported Amounts

We had provided for Rs.213.20 million during the 2009 fiscal year on account of 3G and BWA spectrum as license fees on the base reserve price subject to finalization of auction process by the Department of Telecommunications (DOT) and therefore the accounting policy in this regard was not made on that date. On finalization of the auction process by the DOT, during 2011 fiscal year, in accordance with DOT guidelines, dated August 1, 2008, on 3G spectrum and BWA spectrum and on finalization of the price on spectrum vide DOT letter No. P-11014/13/2008-PP, dated May 21, 2010, for 3G and DOT letter No P-11014/13/2008-PP dated June 12, 2010, on BWA spectrum, the liability for Rs.110,979.7 million has been accounted for by creating intangible assets as one time charges payable to DOT for 3G and BWA spectrum. This is to be amortized for the period of 20 years and 15 years for 3G and BWA spectrum, respectively, on straight line basis. Accordingly, the amortized amount for the period from August 8, 2008, the date of allotment of spectrum, to March 31, 2009 is Rs.4,082.30 million.

The change in the method of calculation of ISP license fee implemented for the 2010 fiscal year, MTNL CO letter No. MTNL/RA/AGR/2009/Pt dated March 29, 2010,  was also extended for the previous fiscal year.  This was approved in the ECM held on June 12, 2010, and accordingly the license fees were reduced by Rs.70.42 million in the 2009 fiscal year.

The following table presents the impact of the restatement adjustments on net income for the year ended March 31, 2009, as well as the impact on various line items within the statement of operations under US GAAP :

(Rs. in millions except per share data)	For the year ended March 31, 2009
Statement of Income
Net Income as previously reported	1,141.00
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Amortization of 3G & BWA	(4,082.30)
License fee	283.62
Net Income as restated	(1,430.13)
Cost of Revenue as previously reported	(31,456.00)
Adjustments:
License fee	283.62
Cost of Revenue as restated	(31,172.38)
Depreciation and amortisation as previously reported	(8,209.00)
Adjustments:
Amortization of 3G & BWA	(4,082.30)
Depreciation and amortisation as restated	(12,291.30)
Income Tax Expense as previously reported	(2,468.47)
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Income Tax Expense as restated	(1,240.92)
Basic and diluted Earning per share as previously reported	1.81
Adjustments:	(4.08)
Basic and diluted Earning per share as restated	(2.27)

The following table presents in greater detail the impact of the restatement adjustment on our previously reported shareholders' equity as at March 31,2009 under US GAAP :

(Rs. in millions except per share data)	For the year ended March 31, 2009

Shareholder's equity as previously reported	75,534.00
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Amortization of 3G & BWA	(4,082.30)
License fee	283.62
Shareholder's equity as restated	72,963.00

The following table presents the impact of the restatement adjustments on balance sheet line items as of March 31, 2009 under US GAAP :

(Rs. in millions except per share data)

Balance Sheet data	As of March 31, 2009
	As previously reported		As restated
Deferred Income Tax Assets - current	Rs.	7,649	Rs.	45,275
Other receivables		13,583		13,487
Intangible Assets		309		107,206
Deferred Income Tax liabililty - non current		11,973		48,275
Dues to related party	Rs.	11,605	Rs.	122,301

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

Fiscal Year Ended March 31,	At end of period	Average rate (1)	High	Low
2006	44.48	44.21	46.26	43.05
2007	43.10	45.06	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.87	46.32	51.96	39.73
2010	44.95	47.18	50.48	44.94
2011 (through September 24, 2010)	45.10	46.00	47.49	44.10

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

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low

April 2010	44.79	44.10
May 2010	47.49	44.46
June 2010	47.08	45.64
July 2010	47.23	46.25
August 2010	47.02	45.70
September 2010 (through September 24, 2010)	46.82	45.10

On September 24, 2010, the noon buying rate was Rs.45.10= US$1.00.

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

You should carefully consider all the information contained in this report and the following risk factors that affect us and our industry in evaluating us and our business.  The risks below are not the only ones we face.  Additional risks not currently known to us or that we presently deem immaterial may also affect our business.  This report also contains forward-looking statements that involve risks and uncertainties.  Should any of these risks or uncertainties occur, our business, financial condition and results of operations could suffer and the market price of our equity shares or ADSs could decline

Risks Relating to Our Business

We expect to continue to encounter increased competition in each of our markets.

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

The market for our basic services is limited to Mumbai and Delhi.  Tata Teleservices Limited, Reliance Infocomm Limited and Bharti Tele-Ventures Limited are currently competing with us in those markets for basic services , and in the near future Vodafone Essar will be launching its basic services in India.  All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocomm, low-cost CDMA mobile and fixed wireless technology.  The Telecom Regulatory Authority of India (TRAI) issued “Telecommunication Mobile Number Portability Regulations (MNP), 2009” which are likely to be implemented by October 31, 2010 (notwithstanding any further delay from the TRAI) in our license areas and make migration between service provides easier, thus increasing competition between the service providers and adding pressure on service providers to retain customers.  With approximately 47% of our call units having come from approximately 8% of our access lines in service during the 2010 fiscal year, we are particularly vulnerable to losing market share if these or other operators aggressively target our largest subscribers.  Some of our largest customers have already migrated to other basic service operators.

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

Increased competition has kept and will likely continue to keep downward pressure on prices and has required and will likely continue to require us to increase our capital investment to improve and expand our services.  These developments, in turn, have had and may continue to have a negative impact on our profitability.  See Item 4B. “Business Overview -Competition.”

Our business is subject to substantial regulation by the Government.

The Indian government regulates our business through licensing of services and service areas, and through price tariffs on our services.  The license for fixed-line services is valid until March 31, 2013 and for cellular services is valid until October 2017.  The DOT retains the right to revoke our licenses after giving one month’s notice to us.  The DOT also retains the right, after giving notice to us, to modify the terms and conditions of our licenses at any time including the related tariffs and fees, and to permit additional licenses or bidding, if it believes it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector.  A revocation of any license or a change in significant terms of any license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity could limit our ability to operate particular lines of our business or result in increased costs in the form of increased license fees or costs associated with applying for new licenses, or contesting limitations on our licenses.

Reductions in telecommunications tariffs in India are expected to continue to have an adverse effect on our results of operations and financial condition.

Telecommunications tariffs in India have declined significantly in recent years.  The decline in tariffs and the reduction of Access Deficit Charges (ADCs), while resulting in a traffic volume growth spurt, has materially and adversely affected our revenues and net income.  Phasing out of ADC completely is likely to further impact revenues and net income.  Accordingly, our historical revenue is not indicative of future revenue based on comparable traffic volumes.  As the prices for our communications services decrease, then unless we are able to increase volume or offer additional services from which we can derive additional revenue or otherwise reduce our operating expenses, our operating results will decline and our business and financial results will suffer.

We have sustained recent financial losses and expect to continue to sustain losses in the near future.

We sustained losses from operations of Rs.25,553 million for the year ended March 31, 2010, Rs.1,430 million for the year ending March 31, 2009 and Rs.4,514 million for the first quarter of the year ending March 31, 2011.  These losses are attributable to decreases in revenues, and increases in the cost of revenues and selling, general and administrative expenses during those fiscal periods as well as employee benefits.  See Item 5A. “Operating Results” in this report.  Further, the audited financial statements for the year ended March 31, 2009 were restated. See Note 3 to our consolidated financial statements in this report.

We do not plan to pay any dividend for fiscal year 2010

By reason of financial losses sustained for the 2010 fiscal year and continuing losses for the first quarter of the 2011 fiscal year, our Board has recommended that we do not pay any dividend for the 2010 fiscal year.  Previously, we had paid dividends at the rate of Rs.1 per equity share for the 2009 fiscal year and of Rs.4 per equity share for the three fiscal years prior thereto.  There is no assurance that we will resume payment of dividends on our equity shares in the near future.

We need to continue to increase the volume of traffic on our network to generate profits.

We must continue to increase the volume of Internet, data, voice and video transmissions on our network in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network.  If we do not maintain our relationships with current customers and develop new large-volume customers, we may not be able to substantially increase traffic on our network, which may adversely affect our ability to become profitable.  With increased competition from new licensees, we also need to leverage our existing infrastructure to realize better utilization of network, operating efficiencies and cost benefits.  Further, certain costs, including costs related to repairs and maintenance, can be of a fixed nature and, in the absence of revenues shall continue to adversely impact our profitability.  No assurance can be given that we will achieve the revenue increases and expense reductions to reach profitability in the future.

Regulations applicable to public sector enterprises in India may affect our ability to compete effectively.

As long as the Indian government’s shareholding in us equals or exceeds 51%, we are deemed to be an Indian government company subject to laws and regulations applicable to public sector enterprises in India.  These laws and regulations govern, among other things, personnel matters, procurement, budgeting and capital expenditures and the generation of funds through the issuance of securities.

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

The Indian government, our controlling shareholder, also controls and considers the interests of the largest government-owned telecommunications company, Bharat Sanchar Nigam Limited (BSNL), resulting in significant related party transactions.  The Indian government has been evaluating the possibility of a restructuring involving BSNL and us.

The Indian government, through the DOT, controls both BSNL and us, holding 56.25% of our outstanding equity shares and 100% of BSNL’s equity shares.  The DOT appoints all of our directors.  The DOT has the power to determine the outcome of most actions requiring approval of our board of directors or shareholders, including proposed expansion of our basic and cellular services into new areas in which we may compete with BSNL, transactions with BSNL or the assertion of claims against BSNL.  When considering many of these matters, the DOT may also take into account the interests of BSNL, the largest government-owned telecommunications company.  Failure by the DOT to resolve conflicts involving BSNL and us in an equitable manner could have a material adverse effect on our business prospects.

We have significant amounts due from related parties and our inability to collect them or change the terms of our arrangements with our related parties could adversely affect our revenues and profitability.  See Notes 4, 5, 20, 23(c), 23(d) and 26 to our consolidated financial statements and Item 7B. “Related Party Transactions” and Item 4B. “Business Overview - Legal Proceedings” in this report.

India’s Ministry of Communications has appointed private sector banks to act as consultants to advise on restructuring BSNL and us.  We understand that these consultants have submitted their reports.  There have been media reports about consideration of a merger of our companies or the transfer by the DOT of their shares in us to BSNL or to a holding company that will control both BSNL and us or the listing of BSNL shares on a national securities exchange.  We cannot assess the likelihood of such a transaction, or the impact of such a transaction on our business or the value of our shares or ADSs.

We do not have title to property, and we cannot sell our properties without payment of stamp duties and registering properties in our name.

In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to us by an order of the government of India (the “Government”) and a deed of sale was executed by the Government in our favor representing an irrevocable transfer.  Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal, duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the DOT, transferred by the Government to us has been executed but has not been registered with the appropriate municipal authorities.  The formal transfer deed and physical delivery of possession of the DOT’s non-real estate assets has resulted in the transfer of such non-real estate assets of the DOT to us in Delhi and Mumbai.  See Item 4D. “Property, Plant and Equipment-Properties” in this report.

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate.  We may be liable for stamp duty, if any, upon registration (other than with respect to the DOT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by us from the Government as at March 30, 1987 are to be borne by the Government.  We have been advised by our counsel that, although we have valid possession (including the risks and rewards of ownership) and title to all of our property, we need to have certain documents relating to transfer or lease of real property duly registered and stamped to enable us to perfect and thereby acquire marketable title to real property in our possession.  Accordingly, we cannot sell our properties without payment of stamp duties and registering the properties in our name.

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

We are incorporated in India and investors should be aware that there are differences in the governance standards and shareholder rights for a company incorporated in the United States and those applicable to a foreign issuer such as us.  Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Sarbanes-Oxley Act of 2002, U.S. Securities and Exchange Commission (SEC) or New York Stock Exchange (NYSE) rules or regulations, Securities and Exchange Board of India (SEBI) rules, and Indian stock market listing regulations create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.  See Item 16G. “Corporate Governance” in this report.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources and external auditor’s independent assessment of the internal controls over financial reporting.  We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.  Additional governance standards are expected to be imposed on companies whose securities are listed in the United States in the near future based upon the recent enactment of the Dodd-Frank Act.

It is also possible that laws in India may be made more stringent with respect to standards of accounting, auditing, public disclosure and corporate governance. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

As of March 31, 2010, management had concluded that our internal controls over periodic reporting were not effective by reason of certain material weaknesses, particularly as to reconciliation of subscriber deposits, accounting for related party transactions and information technology controls.  These deficiencies could result in misstatements in reporting in those areas.  We had undertaken and completed certain initiatives and remedial action in those areas during the 2010 fiscal year and are continuing such remedial action.  See Item 15. “Controls and Procedures” in this report.

Our net income would decrease if the Government of India imposes additional taxes or withdraws or reduces tax benefits or other incentives.

In recent years, the government of India has introduced taxes on various services provided within India.  The Finance Act, 2008 included services provided in relation to information technology software under the ambit of service tax, if it is in the course or furtherance of the business.  As a result, service providers are required to pay a tax of 10% (excluding applicable education cess) on the value of services provided to customers.  The government of India may expand the services covered under the ambit of this tax to include various services provided by us.  This tax, if expanded, could increase our expenses, and could adversely affect our operating margins and revenues.  Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future.  Defending these claims would be expensive and divert our attention and resources from our operations.

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

Our performance and the quality and growth of our business are necessarily dependent on the health of the overall Indian economy.  The Indian economy has grown significantly over the past few years.  Any future slowdown in the Indian economy, as well as in other countries where we do significant business, could harm our customers and other contractual counterparties, and thus negatively impact us.  In addition, the Indian economy is in a state of transition.  The share of the services sector of the economy is rising while that of the industrial, manufacturing and agricultural sector is declining.  It is difficult to gauge the impact of these fundamental economic changes on our business, however, our revenues would be adversely affected by slowdowns in the IT sector.

BlackBerry services in India might be banned which could affect our customers and us.

The government of India recently raised concerns about BlackBerry services in India relating to the security of e-mails and messaging transmitted or received on BlackBerry devices.  Indian security agencies are unable to intercept and monitor BlackBerry services because of encryption mode of communication and non-availability of BlackBerry servers in India.  We are among the nine operators providing BlackBerry services to users in India.  Although discussions have been held to deal with the Government’s concerns, any action taken by the Government in the interest of security of India could affect the BlackBerry users and providers, including us, such as our incurring additional costs or sustaining loss of revenues.

Recent introduction of Direct Tax Code (DTC) and Goods and Services Tax Act (GST) by the Government might affect our future net income.

In August 2010, the government of India introduced major tax changes in Parliament. The Direct Tax Code 2010 (DTC) is proposed to take effect from the fiscal year beginning from April 1, 2012.  It would replace much of the current income tax laws.  The Government would be able to withdraw tax benefits, reduce incentives, change tax rates, impose additional taxes and otherwise revise the tax structure.  The DTC could result in additional tax liabilities and costs, thereby affect our future net income.

The Goods and Services Tax (GST) would impose a new indirect tax regime upon coming into operation at the planned April 1, 2011 implementation date.  The GST may be defined as a tax on goods and services which is levied at each point of sale or provision of service, in which at the time of sale of goods or provision of service the seller or service provider may claim the input credit of tax which it has paid while purchasing the goods or procuring the services.  The GST would replace the sales tax and similar taxes.  The implementation of the GST could result in additional costs to us and also could adversely impact our future revenues.

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

Regional conflicts in South Asia, social conflict, terrorism and related military activity may adversely affect the Indian economy or world economic activity, either of which could adversely affect our business and the prices of our equity shares and ADSs.

Terrorist attacks, such as the attacks in November 2008 and July 2006 in Mumbai, and other acts of violence or war in India and surrounding area have the potential to have a direct impact on our business, as the majority of our revenues are derived from customers located in Delhi and Mumbai.  Furthermore, such terrorist attacks, threats or war in India could cause a disruption in the delivery of our services to our customers, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our customers or potential customers to delay or postpone the purchase or use of our services, as well as create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have an adverse impact on the market for securities of Indian companies, including our equity shares and our ADSs.

The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.

Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters.  In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties and suffer significant financial losses.  Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property.  In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which a substantial number of our customers are located, we face the risk that our customers may incur sustained business interruption which may materially impair our ability to service such customers.

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

Because of Indian legal restrictions, despite recent relaxations, the supply of ADSs may be limited.  Under procedures recently adopted by the Reserve Bank of India, the depositary is permitted to accept deposits of our outstanding equity shares and deliver ADSs representing the deposited equity shares to the extent, and limited to the number, of ADSs that have previously been converted into underlying equity shares.  Under these new procedures, if you elect to surrender your ADSs and receive equity shares, you may be unable to re-deposit those outstanding equity shares with our depositary and receive ADSs because the number of new ADSs that can be issued cannot, at any time, exceed the number of ADSs converted into underlying equity shares or result in foreign equity in MTNL exceeding 49%.  This may restrict your ability to re-convert the equity shares obtained by you to ADSs.  Also, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record.  Any investor who fails to comply may be liable for a fine of up to Rs.1,000 for each day such failure continues.  See Item 10. “Additional Information—Indian Foreign Exchange Controls and Securities Regulations” in this report.

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

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75% of the company’s shareholders present and voting at a shareholders’ general meeting.  Holders of our ADSs as well as our shareholders located in the United States may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time.  We do not commit to filing a registration statement under these circumstances.  If we issue any such rights in the future, the rights would be issued to the depositary, which may sell the rights in the securities markets in India for the benefit of the holders of our ADSs.  There can be no assurance as to the value, if any, the depositary would receive upon the sale of the rights.  To the extent that holders of our ADSs as well as our shareholders located in the United States are unable to exercise preemptive rights, their proportional interests in us would be reduced.

ADS holders may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

Holders of ADSs as well as our shareholders located outside India are subject to currency fluctuation risks and convertibility risks, as our equity shares are quoted in Indian rupees on the Indian stock exchanges on which they are listed.  Dividends on our equity shares will also be paid in Indian rupees, and then converted into US dollars for distribution to ADS holders.  Holders that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each transaction.  In addition, holders that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers.  Holders of Indian rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India.

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

At our request, the depositary will mail to ADS holders any notice of shareholders’ meeting received from us along with information explaining how to instruct our depositary to exercise the voting rights of the securities represented by ADSs.  If the depositary receives voting instructions from ADS holders in time, relating to matters that have been forwarded to them, it will endeavor to vote the securities represented by those ADSs in accordance with such voting instructions.  However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit.  We cannot assure that all ADS holders will receive voting materials in time to enable them to return voting instructions to the depositary in a timely manner.  Securities for which no voting instructions have been received will not be voted.  There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs.  Accordingly, ADS holders may not be able to participate in all offerings, transactions or votes that are made available to direct holders of our equity shares.

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

In December 1991, with a view towards fulfilling its objective of facilitating the rapid introduction of new services and technology, the DOT invited bids from Indian companies with a maximum of 49% foreign ownership for two non-exclusive GSM cellular licenses in each of the cities of Kolkata (formerly called Calcutta), Chennai (formerly called Madras), Delhi and Mumbai.  The private operators commenced cellular services in late 1995.  In October 1997 we were permitted to provide GSM cellular service in Mumbai and Delhi.  Beginning in 1995, the DOT also invited tenders and awarded cellular licenses for the regional “circles” established for the purpose of licensing cellular services in the rest of India.  We believe that as of May 31, 2010, there were approximately 584 million wireless subscribers in India.

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

In order to achieve these objectives, the Indian government decided to permit private sector involvement in basic telecommunications services, which, in the Indian context, includes basic fixed-line access service and a number of other telecommunications services (including CDMA-based fixed wireless and mobile services (without roaming)), other than long distance services, cellular service and Internet access.  Accordingly, in September 1994, the Indian government announced its “Guidelines for Private Sector Entry into Basic Telecom Services,” and beginning in 1995 began to invite tenders from companies with no more than 49% foreign ownership for basic service licenses for the regional “circles” established for licensing basic telecommunications services.  After a period of consolidation, the most prominent private-sector providers of basic telecommunications services currently include Bharti Airtel Limited, Tata Teleservices and Reliance Infocomm, each of which operates in multiple circles.  Tata Teleservices, Bharti Airtel Limited and Reliance Infocomm both operate in the circles that include Mumbai and Delhi, and hence now compete with us in those areas.

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

In October 2000, the Department of Telecom Services’ local and long distance business was corporatized into a new company named BSNL.  The Indian government has also recently established an independent Information Technology Department within the Ministry of Communications (now formally known as the Ministry of Communications and Information Technology).  The IT department will, among other things, promote the Internet, e-commerce and knowledge based industries.  Internet licensing functions will remain with the DOT.  The DOT controls the equity shares in MTNL that are held by the Indian government and appoints all of the directors on our board.  See Item 6A. “Directors and Senior Management” in this report.

ILD and NLD Licenses Simplified

The Government has constantly endeavored to usher in policy decisions that could facilitate affordable public telecom facilities, in accordance with the New Telecom Policy, 1999.  In line with this strategy, in December 2005, the Government made a major decision to further liberalise the NLD (national long distance) and ILD (international long distance) licenses in order to facilitate the growth of the IT and IT-enabled services in India.  Some of the changes brought about by such decisions are as follows:

(a)
NLD Service License.  The entry fee for new NLD licenses was reduced from Rs.100 crore to Rs.2.5 crore.  Likewise, the annual license fee for NLD licenses was reduced from 15% to 6% of AGR effective January 2006.  Mandatory roll out obligations to set up a point of presence in each long distance area.  The net worth requirement and paid up capital requirement of the applicant company for NLD licenses was reduced to the level of Rs.2.5 crore from Rs.250 crore.  To facilitate promotion of the BPO/KPO industry, NLD service providers were permitted to access the subscribers directly for provision of leased circuits/closed user groups i.e. they can provide last mile connectivity.

(b)
ILD Service License.  The entry fee for new ILD licenses was reduced from Rs.25 crore to Rs.2.5 crore.  The annual license fee for ILD licenses was reduced from 15% to 6% of AGR, effective January 2006.  There was no further need to have mandatory roll out obligation for ILD service licenses except for having at least one switch in India.  ILD service providers could access the subscriber directly only for provision of leased circuits/closed user groups.  The net worth and paid up capital of the applicant company for ILD service license was reduced to Rs.2.5 crore.

(c)	Requirement of experience in telecom sector grant of licenses. Prior experience in telecom sector is no longer a prerequisite for being granted telecom service licenses.

(d)
Provision of Internet telephony, Internet Services and Broadband services by Access Providers. Access service provider can provide Internet telephony, Internet services and Broadband services.  If required, access service provider can use the network of NLD/ILD service licensee.

(e)	IP-II and ISPs with IP-VPN Licenses

(i)	The Government decided to do away with IP II and IPVPN licenses. Existing IP-II/IP-VPN licenses were allowed to migrate to NLD/ILD service license.

(ii)	ISP with Internet telephony (restricted) have been charged a license fee at 6% of AGR since January 2006.

(iii)
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

(f)	VSAT commercial

Annual license fee charged at 6% of AGR effective January 2006.  The approximate number of licenses for providing telecom services issued as of March 31, 2010 were:

SUMMARY OF LICENSES
LICENSEES	NO. OF LICENSEES
Basic Licensees	2
CMTS Licensees	39
UAS Licensees	240
NLD Licensees	29
ILD Licensees	24
Total Licensees	334

The table indicates that the increased nature of competition among the telecom service providers.  We are making efforts to keep the pace with the industry.

(g)	3G Spectrum

Pursuant to DOT requirements, there is a one time spectrum fee at a price equal to highest bid as determined in Delhi and Mumbai payable by us.  Furthermore, we also pay an annual spectrum usage charge of 1% of AGR after a period of one year from the date the frequencies were earmarked.

The auction process for 3G spectrum has been completed.  The 3G auction price for Delhi was Rs.3,316.9 crore and for Mumbai was Rs.3,247.1 crore.  As a result, we paid equivalent fees pursuant to DOT requirements and paid a total Rs.6,564 crore for these two circles.

(h)	Broadband Wireless Access Services

Similarly we are required to pay a one-time spectrum fee at a price equal to highest bid as determined in Delhi and Mumbai pursuant to a DOT letter.  The auction process for BWA has been completed.  The BWA auction price for Delhi was Rs.2,241.02 crore and for Mumbai was Rs.2,292.95 crore.  As a result, we paid equivalent fees pursuant, a total Rs.4,533.97 crore for these two circles.  Furthermore, we are also required to pay an annual spectrum usage charge of 1% of AGR after a period of one year from the date the frequencies were earmarked.

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

On July 28, 2010, the DOT issued an amendment to the license agreement for security and security management related concerns for expansion of Telecom Services in various zones of India.

In November 2006, the DOT announced the instructions that all licensees shall ensure adequate verification of each customer before enrolling him as a subscriber.  In December 2008, the DOT issued regulations prescribing financial penalties for violations of the subscriber verification rules.

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

After March 31, 2007, if any subscriber number is found working without proper verification, a minimum penalty of Rs.1,000 per violation of subscriber number verification would be levied on the licensee apart from immediate disconnection of the subscriber number by the licensee.

In response to the above DOT instructions, our GSM subscriber base reduced from approximately 2.7 million to 2.5 million during the period March 2007 to April 2007.  As of March 31, 2008, 2009 and 2010, our GSM subscriber base has increased to 3.35 million 4.26 million and 4.86 million, respectively.

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

On April 20, 2010, the DOT announced the methodology for verification of telephone subscriber’s data requiring all service providers to submit the information about subscribers by state and license area each month to TERM cell and the Economic Research Unit of the DOT.

Mahanagar Telephone Nigam Limited

Mahanagar Telephone Nigam Limited was established by the government of India in 1986 to provide fixed-line and other basic telecommunications services in Delhi and Mumbai.  Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India.  As of March 31, 2010, our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 3.62 million fixed lines in service.  In February 2001, we launched our cellular services using global system for mobile communications or GSM technology in Delhi and Mumbai and, as of March 31, 2010, had approximately 4.78 million subscribers.  GSM is the European and Asian standard for digital mobile telephone networks.  We launched CDMA-based services in 1997 based on limited mobility, and at March 31, 2010 had approximately 0.18 million limited mobile subscribers in Mumbai and Delhi.  CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference.  We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 1.49 million Internet access subscribers at March 31, 2010. In December 2008, we were the first operator to inaugurate the 3G services in India, with commercial launch in February 2009 in Delhi and in May 2009 in Mumbai.

We believe that the size of the markets in Delhi and Mumbai, the economic environment, the Indian government’s ongoing liberalization of the telecommunications industry and the still low level of penetration of fixed-line, mobile and cellular services in these two areas and the low level of penetration of Internet services in India provide opportunities for future industry growth.

The number of our access lines in service grew at a compound annual growth rate of 7.08% from March 31, 2000 to March 31, 2010.  In fiscal year 2010, these lines increased by 6.64%, due to cellular services.  In fiscal year 2010, our network had approximately 3.94 million access lines in service in Delhi and approximately 4.65 million access lines in service in Mumbai.  In addition, our access lines in service per employee increased from 65.98 at March 31, 2000 to 191.29 at March 31, 2010.

We derive our revenue primarily from local, domestic long distance and international calls that originate from our network.  In fiscal year 2010, approximately 22% of our revenues were derived from call charges, 65% from rentals of telephones, access lines and other telecommunications equipment and use of our value-added services and 4% from public call offices.  Interconnect revenue, which is revenue derived from other telecommunications service providers for calls made into our network, accounted for 9% of our revenues in fiscal year 2010.  Local calls are carried on our network, unless the termination point is in the network of one of the cellular operators or one of  the new private-sector basic service providers in the locality.  We have been carrying our own traffic between Delhi and Mumbai since May 2006. Other domestic long distance calls continue to be passed from our network to the domestic telecommunications network operated by BSNL, although we have entered into interconnect agreements with the new private-sector domestic long distance service providers and intend to pass such domestic long distance calls also through such other providers.  In addition, currently all international outgoing calls continue to be passed from our network to international gateways operated by VSNL, India’s former government-controlled international long distance carrier, although we have entered into interconnect agreements with other private-sector international long distance carriers and have plans for joint development with BSNL of submarine cable to connect the east and west coasts of India with Malaysia and the Middle East (and ultimately Europe and the USA).

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

The DOT retains the right to revoke our license after giving us one month’s notice.  The DOT also retains the right, after giving notice to us, to modify the terms and conditions of our license at any time if in their opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector.  A revocation of the license or a change in significant terms of the license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity could limit our ability to operate particular lines of our business or result in increased costs in the form of increased license fees or costs associated with applying for new licenses, or contesting limitations on our licenses.

We provide our Internet services in Delhi and Mumbai under separate non-exclusive license agreements.  These licenses were granted in November 1998, and currently extend to September, 2017.  In addition, our wholly-owned subsidiary, Millennium Telecom Limited (MTL), provides Internet access services throughout India under a license granted in 2000 for an initial period of 15 years.  The government of India agreed in principle that BSNL have an equal equity participation in MTL, however no transaction has been effected.

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

Mumbai.  The city of Mumbai, the financial capital of India and the capital of the State of Maharashtra, is India’s most populous city, with a population of approximately 16.4 million according to the 2001 census data.  Mumbai accounted for 36% of India’s income tax contributions in fiscal year 2000.

Strategy

Key elements of our strategy include the following:

•
Expand GSM Cellular and CDMA Mobile Services in Delhi and Mumbai.  We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, and currently have an installed capacity of 17.75 lakh lines in Delhi and 23.25 lakh lines in Mumbai. We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base.  To meet the growing demand of our cellular service, the Indian Government permitted the further expansion of GSM capacity in each of Delhi and Mumbai by 2 million each (including 750K line 3G). Capacity expansion has now been completed in Delhi and 500K capacity is yet to be added and is under installation in Mumbai.

•
3G Services.  Our 3G network is HSDPA (High Speed Downlink Access) with download speeds up to 3.6 Mbps.  We also plan to upgrade our 3G network supporting speeds up to 384Kbps, and also to upgrade this to HSUPA (High Speed Uplink Access) supporting speeds up to 5.3 Mbps.

•
3G Data Cards.  We have adopted the following two strategies to provide 3G data cards to our subscribers.  First, bundling of 3G data cards with our 3G services, which will allow suppliers to sell their 3G data cards bundled with our 3G services.  Before allowing such data cards with our 3G services, we will thoroughly test the data card for its performance in our 3G network.  Second, we have also procured 10,000 nos. of 3G data cards and are providing them to our customers.

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

•
We placed a PO for the supply of 42 terminals (20 for Delhi and 22 for Mumbai) of 40 channel 10 GB/channel DWDM equipment  to strengthen the transmission network.   The installation of the equipment is in the final stages.

•
We have introduced broadband technology based on ADSL2+, capable of providing triple play services (video, voice and data), in a significant way.  We placed a PO for the further addition of one million broadband ports for Delhi and Mumbai.  The installation of the first phase (500K lines) of equipment has been completed.  300k of Broadband equipment for Mumbai has already been commissioned, and approximately 150K for Delhi has also been commissioned, while the remaining 50K is in advanced stages of commissioning.  Furthermore, in fiscal year 2008, we commissioned a state of art IP/MPLS core network in Delhi and Mumbai to provide a converged IP network for all services.  This network is currently carrying our Broadband, IPTV and GSM traffic.  Layer 2 and Layer 3 VPN services are also being provided by us through this network.  We are working on the expansion of the IP/MPS network so as to further extend the IP reach of this network.

•
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

•
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

•
Selectively Target International Opportunities.  We plan to selectively target expansion opportunities outside India where we can leverage our expertise and relationships.  Our Nepal joint venture, United Telecom Limited, in which we hold a 26.68% equity interest, has commenced wireless in local loop services and provides other services as the first private-sector telecommunications operator in that country.  It had a subscriber base of approximately 437,000 as of April 30, 2010.  We have also been awarded licenses to provide basic, mobile and international long distance service in Mauritius, where we operate through a 100%-owned subsidiary.  As of March 31, 2010, we had approximately 104,000 customers in Mauritius.  We are also examining other international opportunities.

•
Expand Internet Services. We commenced our Internet service provider operations in February 1999 with an initial network capacity to support up to 5,000 subscribers in each of Delhi and Mumbai.  As of March 31, 2010, we had approximately 1.49 million Internet access users.  We have also started providing high speed internet services on broadband.

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

2.
Public call offices:  Public call offices consist of both manned offices where people can make local, long distance and international calls, and coin operated telephone booths.  At March 31, 2010, public call offices accounted for 5.39% of our total wire lines in service. The coin-operated public call offices offer only local call service, while the franchised public call offices offer local, domestic long distance and international call services.  We pay a commission to the franchisees amounting to 40% of the tariffs charged by the franchisee on local calls and 20-30% of the tariffs charged by the franchisee on domestic long distance depending on the number of calls per fortnight and international calls.  The franchisees charge the same tariffs we do for these services.

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

In February 2009, we launched 3G services in the NDMC area of Delhi (with 50 Node B) with the brand name “Jadoo”.  These services are now available in almost all of Delhi’s GSM licensed service area. In Mumbai, 3G services were launched in May 2009 and network deployment is in progress.  As on May 31, 2010, 734 Nodes B in Delhi and 565 Nodes B in Mumbai are operational.

In August 2008, we were earmarked frequencies in 2100 MHz band for deployment of 3G services in Delhi and Mumbai. We have been allotted one carrier of 5 MHz each in Delhi and Mumbai for the deployment. We plan to deploy 750K 3G capacity each in Delhi and Mumbai. As of May 2010, 3G capacity deployment has been completed in Delhi while 500K capacity deployment is being undertaken in Mumbai.

In order to provide world class service/ experience to our customers, we appointed Qualcomm to carry out a technical audit of the 3G networks being deployed in Delhi and Mumbai. The auditing included network dimensioning evaluation and performance of 3G/WCDMA Networks of Delhi and Mumbai. The auditor is also responsible to clearly evaluate additional requirements, if any, to ensure a network of global quality. Qualcomm has already completed the work and submitted the report which we are reviewing.

With the view to optimally utilize deployed infrastructure and generate additional revenues, we have already floated an EoI (Expression of Interest) for roaming arrangements with other operators. We are also considering appointing a franchisee for marketing 3G services in Delhi and Mumbai. We are also bundling our services with data cards and handsets from various vendors.  All of our cellular subscribers have been provided with 3G services and they select the 3G services depending upon the availability of 3G handsets.

In addition, in 2008, we were awarded 3G spectrum.  Under the rules, we have been allowed to continue offering 3G services in Mumbai and Delhi, but were required to match the winning bid of the 3G auction, which ended on May 20, 2010. As a result, we paid Rs.6,564 crore for 3G spectrum for Delhi and Mumbai Licensed Service Areas.

4.
GSM cellular services (including value-added services) in Delhi and Mumbai: In February 2001, we launched our cellular mobile services using GSM technology (the European and Asian standard for digital cellular telephony) in Delhi and Mumbai under the brand name 'Dolphin'.  In 2002, we introduced our prepaid cellular services under the brand name 'Trump'.  As of March 31, 2010, we had approximately 48.58 lakhs GSM cellular subscribers.  We provide national roaming facilities for our GSM cellular customers through the networks of BSNL outside Mumbai and Delhi and have established roaming facilities for our customers in approximately 200 countries.  As of March 31, 2010, we had installed a cellular network with a capacity of 30.25 lakh lines in Delhi and 28.25 lakh lines in Mumbai.

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

Our CDMA mobile service initially offered only limited mobility within Delhi and Mumbai. We have  launched roaming facility in Garuda/CDMA in Delhi and Mumbai.  On March 31, 2010, the current capacity of WLL was approximately 55,000 and 54,000 for Delhi and Mumbai, respectively.  At such date, we had approximately 180,000 CDMA mobile connections and 130,000 fixed wireless connections.

7.
ISDN services: We provide narrow-band ISDN services that allow subscribers to send high speed data make telephone calls with high quality voice transmission and hold desktop video conference over a single line.  In the past, the development of independent networks for a variety of services (such as voice, telex, packet-switched data and leased lines) made each of them relatively expensive.  ISDN technology allows a wide range of data services to be made available to the subscriber through a single connection and at a reduced cost.  We believe these high speed data transmission products will help us attract high usage subscribers.  We introduced narrow-band ISDN services in August 1996, and we had approximately 25,000 subscribers to this service at March 31, 2009 and 2010.

8.
Broadband and Internet services:  We commenced our Internet service provider operations in February 1999 with initial equipment capacity to support up to 5,000 subscribers in each of Delhi and Mumbai.  We experienced significant demand for this service and have since expanded our Internet services capacity to support additional subscribers in each of Delhi and Mumbai.  As of March 31, 2010, we provided our Internet services to a total of approximately 1.49 million subscribers in Delhi and Mumbai, as compared to approximately 1.43 million subscribers at March 31, 2009.

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

We plan to expand broadband services on a large scale based on the ADSL technology.  ADSL means asymmetric digital subscriber loop, a technology that allows combinations of services including voice, data technology and one-way full motion video to be compressed and delivered over existing copper cables.  These high speed data services are in strong demand from large corporate, financial, media, public service and education institutions.  We began using ADSL 2+ in January 2005.  The broadband customer base as on March 31, 2010 was 8.16 lakh as compared to 6.96 lakh at March 31, 2009. The installed capacity of broadband ports as of March 31, 2010 was 14.18 lakh as compared to 10.15 lakh at March 31, 2009.

9.
Leased line service:  We provide point-to-point leased line services for local, domestic long distance and international connectivity.  Subscribers can use our leased lines to assemble their own private networks between offices within Delhi and Mumbai or together with BSNL, between Delhi and Mumbai and to other Indian cities.  Leased line services can be used for voice and data transmission at various bandwidths.  In addition, we earn revenues from leasing circuits to cellular operators in Delhi and Mumbai to interconnect their networks to our network.  At March 31, 2009 and 2010, we had approximately 53,000 leased line subscribers.

10.	Telex and Intelligent Network services: We have introduced Intelligent Network services over our entire network which at present includes:

•	calling card service

•	toll free calling service

•	premium rate “0900”number service

•	televoting service.

11.
Interconnection with domestic international long distance carriers and with basic and cellular operators in Delhi and Mumbai:  We provide local telephone services in Delhi and Mumbai as well as domestic and international long distance through our connectivity with BSNL’s domestic long distance network and. VSNL’s international gateways.  Since May 2006, we have carried our own traffic between Delhi and Mumbai.  We derive revenues from tariffs we collect on local domestic long distance and international calls that originate on our network.  Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls.  Usage is measured by pulses, which are time-based limits of measure, metered at the relevant exchanges.  A set of pulse durations is established for each category of calls (i.e., local, domestic long distance or international long distance), and within each category, pulse durations vary depending on one or more of the following factors:  call distance; time of day; type of network on which the call is terminating (i.e. fixed, GSM cellular or CDMA mobile); destination country (for international long distance only); subscriber plan (for local calls only); and whether the call is within a circle or between two different circles (for domestic long distance only).  We estimate that based upon recent sample data, local calls constituted approximately 72.3%, STD calls approximately 27.1% and ISD calls approximately 0.7% of our total customer calls.  We are focused on increasing call volumes by promoting use of our value-added services and the use of long distance services.  In June 2008, we received a license to enter the international long distance service market.

12.
Interconnection.  We connect our network with BSNL and have entered into interconnect agreements with certain other licensed domestic long distance service carriers to provide our customers with domestic long distance service and intend to pass traffic to these other providers also (we have been carrying our own traffic between Delhi and Mumbai since May 2006).  We connect our network with VSNL and have entered into interconnect agreements with certain other licensed international long distance carriers to provide our customers with international long distance service.  We connect our network with the other basic, cellular operators and Unified Access Service Providers in Mumbai and Delhi to offer our customers comprehensive access in our coverage areas.  The terms and conditions of our interconnect arrangements are governed by regulations of the TRAI and interconnect agreements that we have with many of these other operators.  The TRAI is also responsible for ensuring technical compatibility among operators.  Effective May 1, 2003, under the authority’s interconnection usage charges regulation, interconnect charges have been established for all major types of interconnection based on a “calling party pays” principle.  See “—License Fees and Network Utilization/Interconnection Arrangements” and “—Telecommunications Regulation in India.”

Recently Introduced Services and Capacity Upgrades

We have been focusing on the expansion of existing mobile and broadband services in both Delhi and Mumbai to provide high speed internet, high quality video and new generation wireless services.  Recent additions included:

•	500 K 2G GSM capacity added in Delhi.

•	250 K 3G capacity installed in Delhi.

•	500K 2G GSM capacity commissioned in Mumbai.

•	500K broadband equipment (200K in Mumbai and 300K in Delhi) installed.

Services Under Development

We plan to add one million lines in net switching capacity including capacity for WLL and GSM and 120,000 KMs. of optical fiber in Delhi and Mumbai in fiscal 2011.  Our other plans include:

•
GSM capacity expansion - We placed a PO for the expansion of 1000K 2G/3G GSM capacity in Delhi and Mumbai with Motorola and ITI, respectively.  All the equipment has been deployed except for 500K equipment in Mumbai which is being installed.

•
DWDM - We placed a PO for the supply of 42 terminals (20 Delhi and 22 Mumbai) of 40 channels 10 GB/channel DWDM equipment to strengthen our transmission network.  The installation of the equipment is in the final stages and should be completed by the end of calendar 2010.

•
Convergent billing - We are installing a state of the art convergent billing and CRM system.  This will facilitate CDR based billing, single bill for all services to the subscribers, flexibility in billing and innovative tariff packages for subscribers and thus should help in reducing billing complaints.  Presently, the printing of bills and IUC billing in Delhi is being done on converged billing platform.  We have also commissioned interconnect billing (with offline data), printing solution, and Call center for CDMA and BB.  The convergent billing system is under active testing phase. Software SIT and trial run of GSM / CDMA LOB is in progress in Mumbai. The remainder of LoB will be commissioned as needed.

•
Wi-Max – We have been allotted 20 MHz spectrum in TDD mode for providing Broadband Wireless Access (BWA) service. In August 2009, we floated an Expression of Interest (EOI) for the launch of WiMax 802.16e networks in Delhi and Mumbai on revenue share basis. After finalization of spectrum auction prices by DOT, we made certain changes in the eligibility requirements of the EOI and extended the date for submission of the bids. We also paid Rs.4,533.97 crore for the BWA spectrum allotted in Delhi and Mumbai.  Our plan to launch WiMax based Wireless Broadband Services. An EOI is under finalization.

•
FTTH (Fiber to the home) – We are adding optical fibre in our access network and are planning to introduce FTTH based on GPON so as to provide customers with fibre connectivity to their homes. This will help them meet their increased bandwidth requirements for both data and video applications. We have placed an advance purchase order for the FTTH equipment.  A techno commercial evaluation report for FTTH passive tender is under approval.

New projects to be taken up in the near future.

•
NGN Class V / IMS - we plan to introduce NGN Class V services. This will help replace TDM switches in a phased manner. A tender for has been invited, and we are in the process of clarifying vendor queries.

•
IP-MPLS- we have deployed strong IP MPLS network to meet the requirements of CWG-2010 in Delhi.  After October 2010, the equipment will be redeployed in Delhi and Mumbai to create a strong IP-MPLS backbone to meet IP/data traffic, including the requirements of business customers.

•
NLD (National Long Distances) Service- we have a license for operating NLD Services, and are planning to establish NLD hubs in 15 major cities, including Delhi and Mumbai.  The existing NGN switch in Delhi will be augmented to handle NLD Services.

•	ILD (International Long Distance) Service- we have an ILD Service License and plan to upgrade the existing NGN switch in Mumbai to meet ILD service requirements.

•
Carrier Ethernet- we are planning to deploy carrier Ethernet technology in our transmission networks in Delhi and Mumbai to meet the IP/Pocket data carriage requirements of our enterprise customers. This will gradually replace the TDM based SDH technology which is becoming obsolete.

Telecommunications Services in Other Countries

We have been selectively targeting expansion opportunities outside India where we hope to leverage our expertise and relationships in an effort to expand our overseas operations.  Currently we are in the process of exploring the potential in a few Asian and African countries.  United Telecom Limited, a joint venture involving MTNL (26.68%), Telecommunications Consultants India Limited (26.66%), VSNL (now Tata Communications Ltd) (26.66%) and Nepal Ventures Private Limited (20%), provides wireless in local loop services as well as basic, mobile, NLD, ILD and data services, as the first private-sector telecommunications operator in Nepal.  As of April 2010, the customer base was approximately 437,000 and our network covered 36 of the 75 districts of Nepal.  Through our Mauritius subsidiary, MTML (Mahanagar Telephone Mauritius Limited), we provide basic and international long distance service as well as mobile services in Mauritius and have begun to offer fixed wireless services, mobile services, international long distance services and Internet services.  We intend to continue the build out of our network there to provide additional services and are seeking to expand the capacity of the core network.

Revenues

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

We have adopted a policy not to reduce our basic tariffs and related charges unless in a response to tariff reductions by competitors.  However, since the 1999 tariff order, the TRAI has in several stages significantly reduced tariffs on domestic and international long distance calls.  Effective July 20, 2002, international long distance call rates were reduced by about 40% and effective October 2, 2004 national long distance call rates were reduced  varying up to 60% for various designations  Because we retain the remainder of prices of domestic and international long distance calls originating on our network, net of interconnect charges, by lowering long distance rates the tariff reductions have reduced the revenue we receive per call.  While these rate reductions have been part of a “rebalancing” effort aimed at reducing cross-subsidization between long distance (historically priced at a premium) and local calls (historically subsidized) by at the same time phasing out subsidization of local calls, the negative impact of the long distance rate reductions have to date outweighed any positive impact of other aspects of the tariff rebalancing effort.  Also effective May 1, 2003, as part of its effort to reduce subsidies, the TRAI changed the standard plan that we must offer all customers by increasing monthly rentals for basic services by 12% from Rs.250 to Rs.280, reduced the local call pulse duration (for calls made to fixed and fixed wireless lines) from three minutes to two minutes and the number of free monthly call pulses.

GSM Cellular Services.  We offer our GSM cellular subscribers in Delhi and Mumbai a choice of several plans, tailored to meet the needs of different user profiles.  One of the plans is the standard plan, which, under TRAI regulations, we are required to offer all customers and the terms of which the authority establishes.  Generally, in addition to call charges for local and long distance calls, our plans include the following types of charges: refundable, non-interest bearing security deposit; installation charges; monthly rental charges; and airtime charges.  Effective February 1, 2004, with the adoption by the TRAI of the interconnection usage charge regulation and the “calling party pays” principle, charges for incoming cellular calls (other than any roaming charges) have been eliminated.  In addition, we provide the following value-added services free to all our GSM cellular subscribers: national roaming, call forwarding/divert, call hold, call waiting, caller identification, conference call facility and WAP rental.

However, airtime charges on use apply to these services.  In addition, we offer our GSM cellular subscribers value-added services like SMS, voice mail, WAP, CRBT, GPRS/MMS, missed call alert and content-based SMS for a fee.

In fiscal year 2002, we introduced pre-paid GSM cellular services under the brand name “Trump” in Delhi and Mumbai.  This market is also highly competitive, with rates changing with market conditions.

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

Voice over Internet Protocol (VOIP).  We started offering Prepaid VOIP service in August 2007 to subscribers in Delhi and Mumbai.

Video Phone Services.  We launched Video Phone Services on a regular basis in April 2008 for the Mumbai service area.

3G Services.  We launched 3G services for the Delhi service area in February 2009 and for the Mumbai service area in June 2009.  The salient features are as follows:

•	making video calls
•	the HSDPA card on offer will support data download speeds up to 3.6 Mbps, data upload speeds up to 384 Kbps and SMS services
•	it will be downward compatible, i.e. it will support 2.75 and 2.5G data services

The technical specifications of the MTNL compatible cards and names of the vendors are:

1)	M/S BTTL (HUAWEI MAKE) E156G

•	up to 3.6. MBPS DL and 384 KBPS UL
•	frequency Single Band: UMTS 2100 MHZ GSM/GPRS/EDGE: 850/900/ 1800/1900 MHZ
•	data/SMS support

2)	Capitel Wireless

•	up to 7.2 Mbps DL and up to 2 Mbps UL
•	frequency single band: WCDMA 2100 MHZ GSM/GPRS/EDGE:850/900 /1800/1900 MHZ

“Pay per second” plans.  In December 2009, we introduced “pay per second” plans for GSM service in the Delhi and Mumbai service areas.  Competitive reasons and market conditions led us and other operators to offer these plans.

Blackberry Services.  Effective April 24, 2010, we introduced 2G and 3G Blackberry unlimited data plan and reduced the cost of handset for Delhi.  We had previously introduced Blackberry services on a promotional basis.  Our Blackberry Service provides the user with wireless access to a full suite of business applications like email, phone, SMS, MMS, browser, organizer, instant messenger, social networking and more, on a single Blackberry Smartphone.

Leaseline Services:  In May 2005, we implemented leased line tariff at par with BSNL under revised tariff ceilings prescribed by the TRAI.

CDMA Services.  For CDMA mobile services, including the use of a CDMA handset, our subscribers are charged a refundable security deposit, a monthly charge and a monthly handset rental, in addition to airtime charges.  We have not charged users for incoming calls.  We offer our CDMA mobile subscribers a choice of several plans, tailored to meet the needs of different user profiles.  Following commissioning in July 2006 of CDMA 20001X system in Mumbai, which has mobility between Mumbai and Navi Mumbai, we provide the following value added services free to all our CDMA subscribers: call hunting, call waiting, caller identification, STD/ISD dynamic lock, call forwarding, three-party conference, abbreviated dialing, voice mail service, internet connectivity, data card for Internet connectivity, conference call and dynamic locking.

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

License Fees and Network Utilization/Interconnection Arrangements

License Fees and Network Utilization Charges.  The DOT periodically adjusts the license fees and network utilization charges.  The license fee had been revised at 10% of Adjusted Gross Revenue with effect from April 1, 2004. The license fee for the NLD (national long distance) and ILD (international long distance) service license which we have obtained is 6% of AGR. A license fee on Internet services of 6% of AGR has been in effect since January 2006.

Cellular License Fees and Spectrum Allocation Charges.  Each Indian cellular service provider operating in top-tier circles, including us, currently pays a cellular license fee of 10% of adjusted gross revenues received from its cellular services plus spectrum charges of 2% of adjusted gross revenues for up to 4.4 MHz of spectrum allocation and 3% of adjusted gross revenues for spectrum allocation of up to 6.2 MHz and 4% of adjusted gross revenue for spectrum allocation of up to 8 MHz.  The license fee has been revised from April 2004 at 10% of AGR.

As of April 1, 2010, the DOT revised these Spectrum Charges for CDMA and GSM Access network of Telecom Service.  See “Telecommunications Regulation in India- Revised Spectrum Charges for CDMA and GSM” below.

Private telecom operators have challenged this order of the DOT in the Honorable TDSAT and obtained stay orders. The stay is applicable to the operators who approached the tribunal.  We have also requested the DOT to allow us to pay the spectrum charges in accordance with the earlier rates to maintain a level playing field, and are awaiting a response from the DOT.

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

The DOT accepted our request to migrate to Unified Access Services Licenses and also issued Amendment to License Agreements regarding spectrum allocation using dual technology for Delhi and Mumbai service areas.  As the DOT amended our CMTS license for the use of dual technology i.e. both GSM and CDMA, we withdrew our request of migration to USAL from CMTS license.  We can now also provide roaming services to CDMA subscribers.

Interconnection Usage Charges Regulation.  The TRAI established Interconnection Usage Charges (IUC) and Access Deficit Charges (ADC) regimes through “The Telecommunication Interconnection Usage Charges Regulation 2003” (1 of 2003) dated January 24, 2003. These regimes became effective in May 2003. The above regimes were reviewed and the revised IUC and ADC regimes were notified through “The Telecommunication Interconnection Usage Charges Regulation, 2003” (4 of 2003), dated October 29, 2003 which superseded the earlier Regulations referred above and became effective February 2004. This became the principal regulation, and it has been amended from time to time keeping in view the TRAI’s emphasis on consistent decline in tariffs to give sustained boost to subscriber growth and teledensity.

Through the principal regulations and subsequent amendments a framework was established for initiation, continuance and phasing out of ADC through an elaborate consultative process.  The framework briefly described the ADC regime as a depleting regime that was phased out from October 1, 2008 and, from the 2008 fiscal year, any further support required would be from the Universal Service Obligation Fund (USOF).

The latest amendment is IUC Regulation 2009 (2 of 2009) issued by TRAI on March 9, 2009 and implemented effective from April 1, 2009.  The salient features of this Regulation are as follows:

•	Termination charges for Local and NLD calls were reduced from Rs.0.30 to Rs.0.20 per minute.

•	Termination charges for incoming ILD calls were increased from Rs.0.30 to Rs.0.40 per minute.

•	TAX transit charges for intra circle calls are less than Rs.0.15 per minute instead of less than Rs.0.20 per minute.

•	Level II TAX transit charges for intra circle calls are Rs.0.15 per minute instead of less than Rs.0.20 per minute.

Port Charges Regulation: In fiscal year 2007, the TRAI issued the Regulation on Port Charges (1 of 2007) and applicable from April 1, 2007, considerably reducing port charges.

As Regulation 1 of 2007 of TRAI in relation to payment of port charges was believed contrary to the judgment of the Hon’ble TDSAT, dated April 27, 2005 and March 3, 2005, BSNL has filed an appeal against these regulations.  We also impleaded into this case.  On May 28, 2010, the Honorable TDSAT decreed its final judgment in favor of BSNL, but provided that BSNL would not be entitled to claim any amount in terms of the judgment from private telecom operators during the appeal period.  This condition is also applicable to us because we had supported BSNL’s appeal.  We have filed an appeal in Supreme Court challenging the proviso of the TDSAT decision and claiming that we are entitled to the payment by the private telecom operators towards port charges at the agreed rates and in terms of the interconnect agreements between the parties for this entire period.

Network Utilization.  We finalized the charges for network utilization and domestic long distance agreements with BSNL.  Until October 30, 2006, NLD carriage charges were paid as per TRAI IUC Regulation and effective November 2006 are at the negotiable rates.  These rates are not applicable to NLD for traffic between Delhi and Mumbai, which is routed on our own leased bandwidth.

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

Long Distance Interconnect Arrangements.  We have signed interconnect agreements with several private-sector domestic long distance service providers.  Until March 2010, we had relied on BSNL to route substantially of our domestic long distance calls.  Since April 2010, we started routing our long distance traffic through private NLD operators also on the basis of bidding process.

International Long Distance Interconnect Arrangements.  Although we have signed interconnect agreements with several international long distance carriers, earlier we were routing all our international calls through VSNL (now Tata Communications Ltd).  In April 2009, on the basis of tender, or an open competitive bidding process, we allowed Tata Telecommunications, Aircel and Reliance Infocomm to carry outgoing long distance traffic.  Now, international traffic is offered to ILD operators through a tender.

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

Interconnection for Intelligent Network (IN) Service.  The TRAI issued IN Regulations, 2006 (13 of 2006) dated November 27, 2006, which had to be implemented by February 27, 2007.

We signed the addenda to the interconnect agreement for IN service with Idea Cellular, Reliance Infocomm, Tata Teleservices, Bharti Airtel, Vodafone, Aircel, Unitech, Data Com (now Videocon Telecommunications Ltd) Etislat DB Telecom Private Limited, and Sistema Shyam Teleservices Ltd. (and for UAN services with Tata Teleservices), which enables the subscribers to access the toll free services of the other operators and vice versa.

However, IN agreements with a few private operators for bringing PAN-India calls, originated in their network, to our toll free numbers are yet signed as these operators are insisting on carrying charges for such types of calls in addition to the revenue share for IN calls to our toll free numbers.

The above case regarding the payment of carrying charges in addition to the revenue share with private operators for bringing calls from their service areas outside Delhi and Mumbai has been taken up with the TRAI.  We have conveyed to the TRAI that the payment of additional carriage charges to any operator is not acceptable to us.

Customers and Customer Service.  We classify our subscribers by use level and estimate that in the last three months of fiscal year 2010, approximately 47% of our access lines in service accounted for 8% of our call units.  The following table sets forth certain information with respect to our subscribers for the final three months of fiscal year 2010:

	Average number of	Average call units
	Subscribers per segment as	per segment as a
Subscriber segments	a percentage of total	percentage of all
(use of pulses on a bi-monthly basis)	Subscribers	metered calls
0-100	40.70	2.54
101-500	38.47	26.54
501-1,000	12.81	24.01
1,001-2,000	5.81	21.23
2,001-5,000	1.90	14.48
Greater than 5,000	0.31	11.20

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

No single subscriber accounted for more than 5% of our revenues in fiscal year 2008, 2009 or 2010. Government of India entities in the aggregate constitute the largest user of our services.  We deal, however, with the various departments and agencies of the government of India as separate subscribers and the provision of services to any one department or agency does not constitute a material part of our revenue.

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

We have developed our billing system jointly with Tata Consultancy Services in Delhi and Mumbai.  This billing system is a part of a customized software program known as a “customer service management system.” The billing system is an integrated revenue billing system, which includes pre-connection and post-connection services, accounting, billing collection and access to subscriber records.  Other benefits of this system are one point data capture for all subscribers, increased efficiency and reduction of lead time to process queries.  This system enables our staff to handle, at a single point of contact, various activities “on-line” such as registration of a new telephone connection, change of address and category, issuance of work orders, issuance of duplicate bills, requests for transfer of telephone for domestic long distance and international connectivity, collection of payments of bills, status of outstanding bills, and monitoring of subscriber complaints.

Payment is due within 21 days from the date of issue of the bill.  If the charges are not paid on time, we generally give a reminder by telephone after the due date, cut off all services after 35 days from the date of issue of the bill.  Subscribers with large amounts overdue may have their telecommunications services terminated earlier.  Subscribers are charged a surcharge on amounts overdue after 21 days (with maximum surcharge being Rs.2,000).

We provide operator assisted services, including value-added products such as wake-up calls, as well as operator connected and reverse charge calls to all of our subscribers.  In addition, we provide free operator assisted directory services.  Our strategy is to continue to enhance the level of subscriber satisfaction by increasing access to operators and improving the quality of subscriber interface, while also improving operational efficiency and productivity.  We have also launched 3G, Black Berry, Wi-Fi and Wi-max services during the year to sustain competition and provide better services to the customers.  We published a Delhi directory in March 1999 and a Mumbai directory in February 2000. Both of these directories are available free of charge on our website. We have introduced directory information on CD-ROMs, which are available for Rs.50 each, as well as an on-line directory inquiry service which is available to telephone users with personal computers and communication software

Our service centers also provide various types of services such as registration for new connections, shifting telephone connections, billing information and collection of bill payments.  We have customer service centers in many locations in both Delhi and in Mumbai.  Generally, three to five employees provide these services in each center.

Insurance

We maintain comprehensive insurance for our assets under a single comprehensive policy renewable annually.  The policy is renewed in July of each year.  We do not anticipate having any difficulty in renewing our insurance policies and believe our insurance coverage is reasonable and consistent with industry standards in India.

Competition

One of the primary objectives of the 1999 telecom policy was to encourage competition within India’s telecommunications industry.  Accordingly, we have been encountering increased competition in each of our markets as existing and additional service providers actively seek to penetrate these markets through the introduction of high quality products and services.

In October 2008, we made a request to the DOT to permit us to use dual technology (both GSM and CDMA) under the existing CMTS license for the service areas of Delhi and Mumbai instead of migrating to UASL from a CMTS license.

The 1999 telecom policy allows the DOT to license, at its discretion, multiple additional basic and cellular service providers in any service area.  Under a Unified Access Service License, such competitors as Reliance  Infocomm,  Bharti Airtel, Tata Teleservices Limited, Idea Cellular Ltd., Aircel Limited, Unitech Wireless Limited and Etisalat DB Telecom are currently competing with us for Basic and GSM services in both Mumbai and Delhi and Videocom Telecommunication Limited is currently competing with us for GSM services in Mumbai. All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices, Reliance Infocom and Sistema Shyam in low-cost CDMA mobile and fixed wireless technology.  With approximately 47% of our call units having been derived from approximately 8% of our access lines in service (last three months of fiscal year 2010), we are particularly vulnerable to losing market share if these or other new operators aggressively target our largest subscribers.

We experience significant competition in the market for GSM cellular services.  As of March 2010, we had approximately 13% and 16% of the mobile subscribers in Delhi and in Mumbai, respectively.  Our largest competitors in Delhi are Bharti Airtel, Idea Cellular, Vodafone, Aircel, Sistema Shyam and Etisalat DB Telecom.  In Mumbai, our main competitors are Bharti Airtel, Vodafone, BPL Mobile (now Loop Mobile), Idea Cellular, Aircel Sistema Shyam, Etisalat DB Telecom and Videocon.  Cellular operators also face significant competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

We commenced providing our Internet services in Delhi and Mumbai in February 1999.  The competition among Internet service providers throughout India is intense with approximately 378 licenses for providing Internet services issued as of July 31, 2010.

In June 2008, we entered the international long distance business.  Our revenues from international calls are adversely affected by competition from “call-back” services.  Call-back services were officially declared illegal by the Ministry of Communications in July 1995.  Nevertheless, the volume of international calls made from India through call-back services has continued to grow.

On September 23, 2009, the TRAI issued “Telecommunication Mobile Number Portability Regulations (MNP), 2009” which allows subscribers to retain their existing mobile number when they move from one service provider to another service provider on payment of certain charges and on fulfilling certain other conditions. These regulations were to be implemented by December 31, 2009 in our license areas. The DOT decided to extend the time line for implementation of MNP to October 31, 2010.  Management believes that the movement of subscribers from one service provider to another service provider increases competition between the service providers and would act as a catalyst for the service providers to improve their quality of service. This could have a material effect both favorable and adverse on our business, financial condition and results of operations.

On November 20, 2009, the TRAI issued the Telecommunication Mobile Number Portability Per Port Transaction Charge and Dipping Charge Regulations, 2009 (9 of 2009). The salient features of the MNP under these regulations are as follows:

•	The Per Port Transaction charge shall be Rs.19/-.

•	The Dipping charge is left to mutual negotiation between the telecom service providers and the respective MNP service providers.

•
Porting charge, i.e. the amount to be paid by the subscriber, shall not be more than the per port transaction charge, i.e. Rs.19/-.  The operators are free to charge any amount less than or equal to this charge.

Increased competition, as well as significant consolidation of the telecommunications industry in India, has kept and will likely continue to keep downward pressure on prices and has required and will likely continue to require us to increase our capital investment to improve and expand our services.  These developments, in turn, have had and may continue to have a negative impact on our profitability.  In the tariff order, no minimum tariff levels are specified and service providers have the flexibility to determine the tariff below the maximum levels.  Our board of directors has decided not to reduce fixed line tariffs unless such a reduction is in response to a tariff reduction by a competitor.  However, the TRAI may prescribe minimum tariffs or prohibit providers from reducing tariffs in response to competition.  Additionally, the tariff order prescribes tariffs based on the estimated cost to provide particular services.  These estimates and corresponding tariffs may not accurately reflect our actual costs.

In order to compete with other basic and cellular operators and Internet service providers, we are increasingly focused on the timely introduction of new and improved products and services and pay increased attention to customer service.  An inability to compete effectively would also damage our longer-term business prospects through loss of customers and market share.

If recommendations on Internet Telephony for permission to ISPs are approved by the government of India, then calls may become cheaper and with increased competition in the Indian telecommunications industry.  These recommendations permit ISPs to provide Internet telephone calls to PSTN/PLMN and vice-versa within India; interconnection with NLD operators for unrestricted internet telephony; and permit NLD operators to connect with ISPs through public Internet.  See “Telecommunications Regulation in India - Internet Policy” below.

LEGAL PROCEEDINGS

Except as described below and except with respect to regulatory proceedings described elsewhere, we are not currently a party to any material legal or arbitration proceedings or disputes.

Deduction of Claim of Benefit U/S 80IA for New Undertakings.

Pursuant to section 80IA of the Indian Income Tax Act, 1961 a company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. Pursuant to the tax holiday, 100% of the profits derived from such services are exempt from tax in the first five years, and 30% of such profits are exempt from tax for the next five years. On the basis of advice from our legal counsel, we have historically claimed such benefit. Our claim have been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. During the 2006 fiscal year, the case has been set aside by the Income Tax Appellate Authority for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and has referred the matter back to the Assessing Officer for a fresh assessment after hearing the case again. For the years ending up to and including March 31, 2006, considering that the benefit claimed by us in the above years may not be ultimately allowed by tax authorities, the provision for current taxes in these years had been accounted in the basis of normal tax rates. During the 2007 fiscal year the assessing officer has made fresh assessment for calculation of deduction under section 80IA of the Indian Income Tax Act, 1961 and allowed partial benefit to us. We have filed appeals against that partial allowance to the higher authority.  Also refer note 23iii(b)(ii) to notes to the consolidated financial statements.

During the 2008 fiscal year, we received refunds from Income Tax Authority in respect of penalty levied for the 1996, 1997, 2001 and 2002 fiscal years.  These penalties pertained to the claims we had made under section 80IA of the Indian Income Tax Act.  The penalty amount has been refunded by the income tax department along with interest thereon which has duly been accounted for in our statement of income for the 2008 fiscal year.

During the 2009 fiscal year, the Assessing Officer allowed partial refunds in respect of deductions under section 80IA for assessment years 2001-02 and 2003-04.

During the 2010 fiscal year, the Honorable ITAT allowed deduction under section 80IA for six assessment years (1998-99, 1999-00, 2000-01, 2001-02, 2002-03 and 2005-06) to exempt up to 75% of the income we earned from services.  The Income Tax Authorities have refunded the tax amount of Rs.2,819 million (including interest of Rs.1,361.84) for assessment year 1998-99, and the rest of the years are pending.  We have filed a further appeal during the 2011 fiscal year in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL which is similarly situated.

Disputes with BSNL

In accordance with the Interconnect Usage Charges Regulations, we accounted for networking charges payable to BSNL amounting to Rs.6,924 million and Rs.3,627 million for the 2004 and 2005 fiscal years, respectively.  However BSNL had raised a bill for the interconnection charges for the calls originating from our network and terminating/transiting at/from BSNL amounting to Rs.12,165 million and Rs.8,030 million for the 2004 and 2005 fiscal years, respectively.  Our contention was that the claim was not adequately supported by BSNL and hence not accepted by us.

In the absence of an interconnection agreement, we had provided NLD/ILD access charges for the period ended March 31, 2002 at the rates lower than those demanded by BSNL. Subsequent to the 2004 fiscal year, in a meeting held among the DOT, BSNL and us, the rates for NLD calls for the 2002 fiscal year were agreed upon, and accordingly we have accounted additional liability of Rs.233 million during the 2004 fiscal year.

During the 2006 fiscal year, the DOT constituted a three member committee from its Telecommunications Department comprising the Member (Production), Member (Finance), and Deputy Director General (Business Solution) to resolve the issues relating to networking charges. Based on the recommendations of the Committee in their minutes dated January 2006, the networking charges payable to BSNL for the years March 31, 2004 and March 31, 2005 have been settled at Rs.14,078 million as against Rs.10,551 million.  Further, the Committee has also settled networking charges for the 2000 to 2003 fiscal years in the meeting held in January 2006. Accordingly, an amount of Rs.3,809 million (including the incremental charge of Rs.3,527 million for the 2004 and 2005 fiscal years) has been accounted as networking charges in the statement of operations for the 2006 fiscal year.

Subsequent to the 2006 fiscal year, meetings have been held between BSNL and us wherein BSNL has raised additional claims for the year up to March 31, 2005 aggregating Rs.2,678 million and claims  amounting to Rs.5,256 million for the 2006 fiscal year on account of networking and others charges. As against these claim for the 2006 fiscal year, we have accounted Rs.4,040 million for networking charges payable to BSNL.

Our contention is that since all claims relating to networking and other charges for the period up to March 31, 2005 have already been settled in accordance with the minutes of the DOT committee held on January 2006 and the claims for the 2006 fiscal year were not adequately supported by the BSNL, and hence not accepted by us.  Further, as we are in the process of discussing/reconciling with BSNL its claims for the 2006 fiscal year and may be required to pay an additional amount based on the final settlement, however such payments will not have a material adverse effect upon our results of operations, financial condition and cash flows.  Management believes that an adverse outcome in respect of the above is unlikely.

During the 2006 fiscal year, we raised claims against BSNL for duct charges, TAX claims and reciprocal service claims amounting to Rs.2,116 million, Rs.2,482 million and Rs.320 million, respectively.  The duct charges pertain to annual usage of infrastructure (ducts) for the period October 1, 2000 to March 31, 2006, the TAX claims pertain to our Trunk Automatic Exchange (“TAX”) used by BSNL for the period from February 1, 2004 to March 31, 2006 and the reciprocal service claims are on account of Reciprocal Service Connections provided to BSNL employees for the period October 1, 2000 to March 31, 2006.  Management has not recognized these claims as income in the statement of operations considering the history of other disputed claims with BSNL  the fact that currently there is no separate agreement for these services, and that BSNL has not accepted these claims. During the 2007 fiscal year, we raised claims against BSNL for duct charges and TAX uses charges amounting Rs.478 million and Rs.1,251 million, respectively.  We have not recognized these claims as income in the statement of operations considering the history of other disputed claims with BSNL, that currently there is no separate agreement for these services, and that BSNL has not accepted these claims, though BSNL has accepted that it uses the ducts and the TAX.

During the 2008 fiscal year, we raised claims against BSNL for duct charges and TAX usage charges amounting to Rs.515 million and Rs.546 million, respectively.  We have not recognized these claims as income in our statement of operations considering the history of other disputed claims with BSNL, that currently there is no separate agreement for these services and that BSNL has not accepted these claims.

During the 2009 fiscal year, we raised claims against BSNL for duct charges and tax usage charges amounting to Rs.522.12 million and Rs.1,223.55 million, respectively.  We have not recognized these claims as income in our statement of operations as BSNL has rebutted such claims.

During the 2010 fiscal year, we had raised bills on BSNL for infrastructure charges amounting to Rs.403.17 million and for electricity and other charges amounting to Rs.86.12 million, which has not been rebutted by BSNL.  Management believes that the income claimed will be recoverable from BSNL.  Accordingly, these amounts have been recognized as income in our statement of operations.  Further, during the 2010 fiscal year, we had raised claims against BSNL for tax usage charges amounting to Rs.700.83 million.  We have not recognized these claims as income in our statement of operations due to absence of any interconnect agreement with BSNL.

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

During the 2006 fiscal year, a Committee was set up to examine the amount of LSPC contributions payable by us to the DOT. The Committee concluded that an additional amount of Rs.656 million was payable on account of short payment of the LSPC contribution and an amount of Rs.1,738 million is payable on account of interest payable on delayed payment of the LSPC contributions.  We accepted the claim of the DOT for Rs.656 million and we had expensed it in our statement of income for the 2006 fiscal year.  In respect of Rs.1,738 million, we have contested the claim from the DOT on the contention we had abided by the DOT’s decision at all stages and deposited substantial sums as required.  During the 2009 fiscal year, the DOT had requested various information from us, which we supplied to the respective units of the DOT.  In connection with this, the terms and conditions as laid down in fundamental rules and service rules (FRSR) of the government of India with regard to prior intimation of calculation of contribution of the pension amount have not been communicated to us, and management believes that an adverse outcome in respect of the above is unlikely.

Other Disputes

We have resolved the disputed issues with the Central Tax Authority of India regarding our deducting license fees paid by us to the DOT.

In 1998, M&N Publications made claims against us for Rs.5,415 million.  These claims arose out of contracts for the printing of telephone directories for Delhi and Mumbai, and include claims for loss of reputation and loss of business opportunities.  We asserted counterclaims of Rs.4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator.  We believe that we have valid defenses to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

In the 2005 fiscal year, Alcatel brought claims against us aggregating Rs.151.53 million (including interest from 1996 on the claims made of Rs.103.89 million) at March 31, 2010.  These claims arose out of contracts for supply of digital local telephone exchange equipment, and include claims for loss of reputation and loss of business opportunity.  We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

We have received claims aggregating Rs.424.11 million (including interest) at March 31, 2010 from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arose from the contracts for PRM services, which were started in the 2000 fiscal year.  We had not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers. The claims include Rs.119 million towards loss of profit and wasteful expenditure incurred by the parties.  We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

We have received claims from CMC Limited aggregating Rs.644.88 million (including interest) at March 31, 2010.  These claims arose out of the usage of leased circuits for which we have charged them rent for CUG services pursuant to the revised tariff plan which is disputed by CMC Limited.  These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs.220 million.  We believe we have a valid defense to these claims and, based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

We have received claims from M/s Haryana Telecom aggregating Rs.150.25 million (including interest) at March 31, 2010 for a dispute in respect of reduction of notified rates for supply of PIJF cables to us against DOT T.E. No. 14-21/94-MMT(MMS), which claims also seeks interest at the rate of 24% per annum from June 1997 through the date of payment.  We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

Additionally, at March 31, 2010, we were also involved in law suits and claims amounting to Rs.3,587 million pending at various authorities which arose in the ordinary course of the business. Management believes that we have valid defenses against these claims and adverse outcomes are unlikely. These law suits and claims would not have a material adverse effect upon our results of operations, financial condition and cash flows.

Dispute with Other Operator

During the 2005 fiscal year, we noticed that a very large number of calls were received from certain levels of another operator’s network.  On further investigation/analysis, it came to our notice that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered by the other operator.  We raised a demand on the other operator based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004. The other operator has disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi.  In the 2005 fiscal year, during the course of the hearings, the honorable High Court directed the other operator to pay Rs.2,368 million to us.  During the 2007 fiscal year, the other operator under directions from the honorable High Court has further deposited Rs.1,040 million with U.S.  During the 2007 fiscal year, the petition filed by the other operator before the High Court has been dismissed as withdrawn with the liberty to take such in accordance with law.  Management believes that it is a remote possibility that these amounts will have to be refunded.  However, these amounts have not been recognized as income.

4C.	Organizational Structure

We are controlled by the Indian government and are not part of any group.

We have no subsidiaries which are considered “significant subsidiaries”.

4D.	Property, Plants and Equipment

Infrastructure

We believe that we have created one of the most technologically advanced networks in India.  Our network capacity is growing rapidly, and as of March 31, 2010 we had a total capacity of approximately 11.9 million lines.

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

Overview of Our Network

	At March 31,
	2006	2007	2008	2009	2010
Delhi
Access lines in service (access lines in service) (thousands)	1,621	2,999	3,181	3,586	3,942
Equipped capacity (thousands) (1)	4,219	4,385	5,135	5,135	5,847
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	336	336	342	344	342
Digital lines (thousands) (1)	4,219	4,385	5,135	5,135	5,847
Digitalization rate (4)	100%	100%	100%	100%	100%

Mumbai
Access lines in service (access lines in service) (thousands)	2,256	3,668	4,028	4,470	4,649
Equipped capacity (thousands) (1)	4,217	4,717	4,734	5,734	6,092
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	193	202	210	216	212
Digital lines (in thousands) (1)	4,217	4,717	4,734	5,734	6,092
Digitalization rate (4)	100%	100%	100%	100%	100%

(1)	Represents lines that are connected to digital switches.

(2)	TAX means trunk automatic exchange, a switch that routes calls to BSNL’s domestic fixed-line network and VSNL’s international gateways.

(3)	RLU means remote line units, which are switches that connect a subscriber to the main exchange.

(4)	Percentage of total equipped capacity that consists of digital lines.

Switching Equipment

All of our exchanges are fully automated and our switching capacity is 100% digital.  As of March 31, 2010, our switching network consisted of 342 nodes in Delhi and 212 nodes in Mumbai.  Each node has a capacity of between 1,000 and 100,000 lines.

At March 31, 2010, there were 92 main exchanges and 250 remote line units in Delhi and 80 main exchanges and 132 remote line units in Mumbai.  Because one or more main exchanges in each node are connected to one or more main exchanges in every other node, traffic is routed in a “mesh” configuration.  We have also installed high capacity tandem switches in Delhi and Mumbai to more efficiently route traffic between exchanges.  A majority of calls to our main exchanges are now being routed through the tandem switch to another node.  This has resulted in a more integrated network and has reduced the amount of capital expenditure required to install additional capacity in our switching network.

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

In addition, in order to provide a converged IP network for all services, in the 2008 fiscal year we commissioned a state of art IP/MPLS core network in Delhi and Mumbai.  This network is currently carrying our Broadband, IPTV and GSM traffic.  We also are providing Layer 2 and 3 VPN services through this network.  We are working on the expansion of this IP/MPS network so as to further extend the IP reach of this network.

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

Quality of Our Network

We are meeting most of the Quality of Service (QoS) parameters for PSTN, GSM, CDMA, Internet and Broadband services, which are prescribed by the TRAI. These are comparable with other telecom service providers based upon various QoS reports issued from time to time by the TRAI.

QoS improvement is a continuous process. For further improvement in QoS, we have undertaken the following:

•	Improving the legacy PSTN Network by change of cables, drop wire etc. as required
•	Rehabilitating outdoor network to reduce fault rate and MTTR
•	Providing new RSUs/ DLCs are being provided to reduce faults
•	In cellular network measures, like BTS addition, undertaking capacity augmentation and upgradation, antenna tilting, optimization of network and drive test on a continuous basis.

We conduct an ongoing program to improve the quality of services offered.  Our principal quality measures are call completion rate and fault rate.  The table below shows the quality improvements we have made since our inception in 1986.  We achieved this primarily by focusing on improvements to our switching network.  Part of our local loop network is comprised of old paper core copper cables, which are a principal cause of network faults.  We are in the process of upgrading and replacing copper access lines and believe that this has had a positive impact on call completion rates and fault rates.

	Year Ended March 31,
	1986	2006	2007	2008	2009	2010
	(inception)
Fault rate/100 (1) Telephones/month:
Delhi	34.9	10.7	9.4	6.5	6.7	7.7
Mumbai	21.2	8.4	10.5	9.3	9.1	7.3
Call completion rate (2)
Delhi
Local calls	77.3%	47.3	48.3	52.8	50.5	53.0
Domestic long distance calls	30.0%	33.6	38.5	43.5	48.4	48.7
Mumbai
Local calls	93.0%	55.1	56.7	54.4	53.2	53.9
Domestic long distance calls	23.9%	36.6	37.0	45.6	48.9	50.7

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

GSM Cellular and CDMA Networks

We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001, and as of March 31, 2010, had an installed capacity of 25.25 lakh lines in Delhi and 28.25 lakh lines in Mumbai.  We believe that current penetration rates remain attractive for continued high growth in subscriber base.  In fiscal year 2008, we had awarded a tender for adding two million lines of GSM capacity in each of Delhi and Mumbai, of which full capacity has already been commissioned in Delhi and 500K capacity is under installation in Mumbai.

In addition, we have launched lower-cost CDMA-based limited mobility services each in Mumbai and Delhi, and presently have a total of approximately 1.83 lakh subscribers with an installed capacity of  approximately 10.92 lakh, most of which are based on more advanced CDMA 2000 1X technology).  We believe that this new limited mobile service will enable us to target a wider customer base that is more price sensitive than GSM customers and that does not require India-wide and international roaming facilities.  We intend to compete effectively in these growing markets by providing high quality service at affordable rates. Our CDMA mobile service is marketed under the brand name Garuda.  The DOT accepted our request to migrate to Unified Access Services License and also issued Amendment to License Agreements regarding spectrum allocation using dual technology for Delhi and Mumbai service areas. We can now provide roaming services to CDMA subscribers.

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

Our current estimate for capital expenditures for fiscal year 2011 is Rs.12,041 million; however, based on our experience in past years, we expect that the actual amount of capital expenditures for the year will be less than our estimate.

The following table shows our network-related capital expenditures for the periods indicated.

	(Rs. in millions) Year Ended March 31,
	2006	2007	2008	2009	2010
Local switching and access lines (including CDMA)/
Transmission/network modernization/expansion abroad	4,241	4,460	5,107	5,098	4,955
Information technology	124	1,730	52	817	281
Land, buildings and vehicles	881	817	926	790	889
Build-out of GSM cellular networks	1,608	951	3,239	2,006	5,955
3G and BWA license fees	-	-	-	-	110,980
Total	6,854	7,958	9,324	8,711	123,060

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

In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to us by an order of the government of India and a deed of sale with a consideration of Rs.9,000 million paid by us.  Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease.  A formal transfer deed for real property of the DOT transferred by the government of India to us has been executed but has not been registered with the appropriate authorities.  The formal transfer deed and the physical delivery of possession of the DOT’s non-real estate assets has resulted in the transfer of these non-real estate assets of the DOT to us in Delhi and Mumbai.  We believe that our use of these properties is not affected by the fact that this deed has not been registered with the appropriate authorities.

Indian law requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate.  Applicable stamp duty has not been paid in respect of any of the properties acquired or leased by us.  Accordingly, we may be liable for stamp duty and related penalties if a deed is executed by us in the future under the applicable rates of stamp duty and penalty payable in the state where the property is located (other than with respect to the DOT properties acquired from the government of India as at March 30, 1987).  All liabilities for stamp duties in respect of the DOT properties acquired by us from the government of India as at March 30, 1987 are to be borne by the government of India.  We have been advised by our counsel that, although we have valid possession (including the risks and rewards of ownership) and title to all of our property, we need to have certain documents relating to transfer or lease of real property duly registered and stamped to enable us to perfect and thereby acquire marketable title to real property in our possession.  In preparing our financial statements, the provision for this stamp duty has been made on a best estimate basis.

Intellectual Property

Intellectual property rights are not important to our operations.

TELECOMMUNICATIONS REGULATION IN INDIA

The Telecom Regulatory Authority of India

In March 1997, the Indian government established the TRAI, an independent regulatory authority under the provisions of the Telecom Regulatory Authority of India Act.  The TRAI is an autonomous body comprised of a chairperson and not more than two full-time members and not more than two part-time members appointed by the Central government, and has primary responsibility for making non-binding recommendations to the DOT, either at the request of the DOT or on its own, as to:

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

Unified License

In July 2003, the TRAI issued a consultation paper on, among other things, introduction of a unified telecommunications license, under which it would be possible for a telecommunications service provider to provide both basic services and cellular services.  The consultation paper also addressed the possibility of licensing the provision of international and national long distance services and internet services under this one unified license.

On October 27, 2003, the TRAI recommended that considering the vision of the government of India through various policies (e.g., NTP94, NTP99, Convergence Bill), technological development, market trends, international trends, the need to accelerate growth of telephone density, public interest and for the proper conduct of the Service/telegraphs, and also recommended that within six months a “Unified Licensing” regime be initiated for all services covering all geographical areas using any technology.

On November 15, 2003, the government of India accepted the TRAI’s recommendations implementing unified licensing for all telecom services within a time bound manner, starting with unified access licensing.  Based upon those recommendations, the DOT issued guidelines for Unified Access (Basic and Cellular) Service License through their letter No.808-26/2003-VAS dated November 11, 2003.

New Telecom Policy 1999 and Subsequent Developments

In March 1999, the Indian government introduced its 1999 telecom policy, which sets forth a new policy framework for telecommunications regulation in India.  One of the stated goals of the 1999 telecom policy was to foster greater competition in the telecommunications industry.  To that end, the 1999 telecom policy liberalized the regulation of the industry by allowing multiple basic service providers in any service area, with the number of new entrants and their mode of service to be determined by the government of India.  It also allowed direct interconnectivity and sharing of infrastructure between a basic service provider and any other type of service provider in its area of operations.  Such service providers must negotiate the terms of any interconnection.

In addition, the 1999 telecom policy provided that either the DOT (now operating through BSNL) or us may be licensed as an additional cellular operator in any service area it wishes to enter.  Additional cellular service operators may be licensed in the future, based on the recommendation of the TRAI, following its ongoing review (to occur at a minimum of at least once every two years) of frequency spectrum utilization by existing providers, the optimal use of available spectrum and the requirements of the market, competition and the public interest.

Further, the 1999 telecom policy stated that competition in the international long distance market will be reviewed and VSNL (now Tata Telecommunications Ltd) will no longer have monopoly in this field.  The Indian government opened this market for competition in April 2002.  Licenses have been granted to a few companies like the Reliance Infocomm Limited, Bharti Televentures Limited, BSNL and us.  After the change in the terms and conditions to grant ILD licenses effective January 2006, many operators obtained an ILD license for the provision of international long distance services.  A total of 24 LD licenses have been granted as of March 31, 2010.

The 1999 telecom policy stated that the Indian telecommunications industry must expand at a significantly greater pace and the Indian government must liberalize regulation commensurate with worldwide trends in order for the Indian telecommunications industry to fully develop in terms of technology, services, quality and market penetration.  As the teledensity in India has reached a level of more than 56% as of June 2010, the industry has achieved a major requirement of the country in terms of policy objectives.

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

In accordance with the 1999 telecom policy, the TRAI undertook a review of interconnectivity between providers in different service areas.  In July 2002, the authority adopted a reference interconnect offer regulation which included the model reference interconnect offer/draft agreement and the reference interconnect offer guidelines.  Pursuant to this, service providers are permitted to interconnect with other service providers on the basis that they shall not discriminate as to the terms and conditions offered to different service providers.  Effective May 1, 2003, the authority implemented a regulation providing a complete set of interconnect usage charges.  The regulation adopts a calling party pays principle, so that the operator responsible for origination of a call bears liability for payment of the interconnect fees for transmission and/or termination.

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

Currently, the basic service license is not being provided to new operators, only cellular service and Unified Access service licenses (UASL) are being granted to new entrants. UASL operators can provide basic services along with mobile services. Currently, we and BSNL are the only basic service providers in our respective licensed service areas.

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

We have submitted a request to the DOT to migrate to UAS Licenses for our service area under mobile licenses for Delhi and Mumbai to be able to provide services at par with other operators in these areas.  In April 2008, in-principle approval has been received to use CDMA technology under the existing Cellular Mobile Telephone Service (CMTS) License for Delhi and Mumbai Service Areas.  We conveyed to the DOT our acceptance to use CDMA technology (in addition to GSM technology being used by us) under the existing CMTS License for Delhi and Mumbai Service Areas.

The DOT accepted our request to migrate to Unified Access Services Licenses and also issued Amendment to License Agreements regarding spectrum allocation using dual technology for Delhi and Mumbai service areas.  As the DOT amended our CMTS license for the use of dual technology i.e. both GSM and CDMA, we withdrew our request of migration to USAL from CMTS license. Now, we can also provide roaming services to CDMA subscribers.

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

Effective January 1, 2006, the Government, with a view towards promoting growth of NLD service and also to encourage competition, reduced the entry fee from Rs.100 crore to Rs.2.5 crore and annual license fee from 15% to 6% of AGR , modified and simplified the terms and conditions for NLD service. As a result, there were 79 NLD licensees on March 31, 2010.

In May 2006, we were awarded a license for providing national long distance (NLD) service.  Since June 2006, we have carried our own domestic long distance service between Mumbai and Delhi on leased bandwidth.

International Long Distance

The Indian government has issued licenses to several private sector companies for the provision of international long distance services.

In December 2005, the Government, with a view to promote growth of ILD service and also to encourage competition, reduced the entry fee, annual license fee, modified and simplified other terms and conditions for ILD services. As a result, there were 24 ILD operators on March 31, 2010.

In June 2008, we received a license to provide ILD service.

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

Infrastructure Providers

In June 2007, we registered with the DOT to provide Infrastructure Provider Category-1 (IP-1).  Companies registered as IP-1 can provide assets such as Dark Fiber, Right of Way, Duct space and Tower.

Provision of Internet, Broadband, Internet telephony and IPTV services by Access Providers

Internet Policy.  The government of India passed the Information Technology Act, 2000 to facilitate the development of a secure environment for electronic commerce.  This Act establishes a regulatory authority for electronic commerce, provides legal validity to information in the form of electronic records and permits, unless otherwise agreed, an acceptance of a contract to be expressed by electronic means of communication.  It facilitates electronic intercourse in trade and commerce by providing the legal framework for authentication and origin of electronic record/communication through digital signature and eliminates uncertainties over writing and signature requirements.

We believe that as of July 31, 2010 approximately 378 licenses had been issued for providing Internet services issued in India.

The National Broadband Policy 2004 has the target of 20 million broadband connections by the end of year 2010, however, only 8.75 million connections are working by the end of March 31, 2010.  In order to ensure the growth of Broadband, the TRAI has initiated a consultation process.

Internet telephony had initially not been permitted in India.  In December 2005, it was decided that access service providers can provide Internet telephony, Internet services and Broadband services.  If required, access service providers can use the network of NLD/ILD service licensee.

IPTV Service.  We have launched IPTV service to our customers of our available fixed line network as Value Added Service in Mumbai in October 2006 and in Delhi in November 2006 under Basic Service License as Value Added Service.

Internet Telephony.  Since August 2007, we have been offering Prepaid Internet Telephony service to subscribers in Delhi and Mumbai.

IP-II and ISPs with IP-VPN Licenses.  The Government has decided to do away with IP-II and IP-VPN licenses.  Existing IP-II/IP-VPN licensees will be allowed to migrate to NLD/ILD service license.  Effective January 2006, ISP with Internet telephony (Restricted) charged license fee at 6% of AGR.  IP-II licensees not interested in migrating to NLD/ILD are not permitted to provide National/International leased line/bandwidth to individual subscribers as per existing IP-II license guidelines. IP-VPN licensees not interested in migrating to NLD/ILD are not permitted to carry voice traffic over VPN network.

VSAT commercial.  Annual license fee charged at 6% of AGR effective January 2006.

MPLS Services (Multi-Protocol Label Switching).  In July 2007, we launched MPLS Service.  MPLS is a backbone for our various IP Based Services.

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

Standards of Quality of Service Regulations.  In fiscal year 2009, the TRAI issued the Telecommunication the Standards of Quality of Service of Basic Telephone Service (wireline) and Cellular Mobile Telephone Service Regulations, 2009, dated March 20, 2009, and revised the benchmarks for various QOS parameters for these services and services.  These regulations became effective as of July 1, 2009.

Mobile Number Portability.  In May 2009, the DOT issued instructions regarding requirements to provide Mobile Number Portability (MNP).  On September 23, 2009, the TRAI issued “Telecommunication Mobile Number Portability Regulations (MNP), 2009” which allows subscribers to retain their existing mobile number when they move from one service provider to another service provider on payment of certain charges and on fulfilling certain other conditions.  On November 20, 2009, the TRAI issued the Telecommunication Mobile Number Portability Per Port Transaction Charge and Dipping Charge Regulations 2009(9 of 2009).  The DOT decided to implement MNP by October 31, 2010.

Revised Spectrum Charges for CDMA and GSM

On February 25, 2010, the DOT revised the Spectrum  Charges for CDMA and GSM Access network of Telecom Service as follows:

Amount of GSM spectrum	Amount of CDMA spectrum	Spectrum charges as a percentage(%) of Adjusted Gross Revenue
Up to 2 x 4.4 MHz	Up to 2 x 5.0 MHz	3%
Up to 2 x 6.2 MHz	Up to 2 x 6.25 MHz	4%
Up to 2 x 8.2 MHz	Up to 2 x 7.5 MHz	5%
Up to 2 x 10.2 MHz	Up to 2 x 10.0 MHz	6%
Up to 2 x 12.2 MHz	Up to 2 x 12.5 MHz	7%
Up to 2 x 15.2 MHz	Up to 2 x 15.0 MHz	8%

The Tariff Order

Effective May 1, 1999, the TRAI implemented The Telecommunications Tariff Order 1999.  The intention of the tariff order was to protect consumers by aligning tariffs that telecommunications providers may charge for the service provided while ensuring the commercial viability of the various service providers and so encouraging the expansion of the Indian telecommunications industry.  This “rebalancing” of tariffs took place in stages.

Since October 2004, we have reduced drastically the ISD tariff.  We increased the pulse rate between Delhi and Mumbai for Basic to WLL(M) of our network from 30 sec. to 180 sec. uniform for all plans excluding One India Plan.  For all other places STD rate is flat Rs.1.20 per minute from Fixed, WLL (M) and STD rate for Cellular service is Rs.1.30/1.25 per minute for Mumbai/Delhi.

We have also reduced ILD tariff on promotional basis for our GSM postpaid and prepaid subscribers as under the GSM service license for the licensed service area for 90 days effective as of June 26, 2010 for Delhi and July 1, 2010 for Mumbai.

As per Tariff orders, tariff plans initiated by an Access Provider are to be available to a subscriber for a minimum period of six months from the date of enrollment of the subscriber to that tariff plan.  The tariff order also prescribes a reporting requirement that a service provider must report any change in tariff to the TRAI within seven days from implementation.

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

The TRAI has fixed revised ceiling tariff for the most commonly used capacities/speed i.e. 64 kbps, 128 kbps, 256 kbps, E1 (speed of 2 Mbps), DS-3 (speed of 45 Mbps) and STM-1 (speed of 155 Mbps).  The revised ceiling tariffs (for distance slab above 500 Km) in respect of DLC are summarized in the table below:

Capacity / Speed	Ceiling Tariff (Rs. in lakhs)
64 Kbps	0.44
128 Kbps	0.79
256 Kbps	1.36
E1 (2 Mbps)	8.50
DS-3 (45 Mbps)	62
STM-1 (155 Mbps)	165

Foreign Direct Investment Controls.

The current Indian government policy on foreign direct investment (“FDI”) in the telecom sector is summarized as follows:

•
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

•
For ISPs with gateways, radio paging and end-to-end bandwidth, FDI is permitted up to 74% with FDI beyond 49% requiring Government approval.  These services would be subject to licensing and security requirements.

•	No equity cap is applicable to manufacturing activities.

•
FDI up to 100% is allowed for the following activities in the telecom sector: ISPs not providing gateways (both for satellite and submarine cables); Infrastructure Providers providing dark fiber (IP Category I); Electronic Mail; and Voice Mail.

The above policy guidelines would be subject to the following conditions: FDI up to 100% is allowed subject to the condition that such companies would divest 26% of their equity in favour of the Indian public in five years, if these companies are listed in other parts of the world; the above services would be subject to licensing and security requirements, wherever required; and proposal for FDI beyond 49% shall be considered by FIPB on case to case basis.

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

Overview

A number of developments have significantly affected our operating results.  These developments and a number of potential developments may affect our results of operations, liquidity, capital resources and capital expenditures in future periods.  These developments include:

•	adoption of the comprehensive interconnection usage charges regulation based on the calling party pays principle, effective since May 1, 2003 and further revised from time to time;

•
our expansion into new businesses such as providing cellular/3G service and CDMA-based fixed wireless and mobile services and the rapid introduction by several other operators of low-cost CDMA-based technologies that can be used for both fixed wireless and mobile services;

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

•	continued consolidation in the industry;

•	further rate reductions as a result of intensifying competition or tariff reductions;

•	new interconnect agreements with private operators;

•	license fee revisions, including revisions that may be applied retrospectively;

•	further expansion and penetration of broadband;

•	the benefits of our new International Long Distance License obtained in July 2008;

•	possible direct or reverse merger with BSNL;

•	the implementation of voluntary retirement schemes for our employees; and

•	further regulatory changes.

Our future results of operations are also likely to be affected by macroeconomic trends such as the rate of growth of the Indian economy, particularly in Delhi and Mumbai, and the introduction of new technologies and products by our competitors and us.  Many of these factors are beyond our control.  See Item 3D. “Risk Factors” in this report.

Critical Accounting Policies and Estimates

We have prepared the consolidated financial statements for the three fiscal years ended March 31, 2010 in accordance with US GAAP.

Our accounting policies are described in Note 2 of the Notes to our consolidated financial statements. Our consolidated financial statements which are part of this Annual Report are prepared in conformity with US GAAP, which require U.S. to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Recognition of Revenues.  Revenues include amounts invoiced for call revenue, fixed monthly rental charges, roaming charges, activation fees, internet services, access and interconnection revenue and fees for value added services (‘VAS’).  Revenues for fixed line and cellular telephonic services are recognized based upon metered call units (MCU) of traffic processed.  Rental revenues and leased circuits rentals are recognized based upon contracted fees schedule.  Revenues from internet services are recognized based on usage by subscribers.  Revenues associated with access and interconnection for usage of our telephone network by other operators for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by the TRAI.  The TRAI regulation specifies per minute rates for metered call units (MCU) of traffic terminated on our network.  Revenues are shown net of service tax and applicable discounts and allowance.  Unbilled receivables represent revenues recognized in respect of services provided from the last bill cycle date to the end of the year.  These are billed in subsequent periods as per the terms of the billing plans.  Billings in advance for services to be rendered and amounts charged for new connections are classified in current liabilities under the heading “Deferred income”.  Amounts charged for new connections are recognized over the average life of the customer relationship.  A significant portion of our revenue is derived from interconnect and access charges for calls terminating at our network.  The related rules and telecommunication industry related policies are framed and determined by the government of India through its departments and regulatory authorities such as the DOT and the TRAI.  Since interconnect and access charges are presently governed by IUC regime, we have not entered into separate agreements with certain other operators.  Any subsequent amendment to the presently applicable guidelines with retrospective effect relating to tariff and interconnect/access charges will impact our revenues significantly.

For the year ended March 31, 2010, a 10% increase or decrease in the rates for call revenue for Basic services, including public call office revenue, would have increased or decreased the total revenue by approximately Rs. 971.67 million. A 2% increase or decrease in metered call units in respect of fixed line call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.194.34 million for the year ended March 31, 2010.  Further, a 5% increase or decrease in rental charges would have increased or decreased the total revenue by approximately Rs.528.95 million, as applicable, while a 5% increase or decrease in rates for interconnection services would have increased or decreased the total revenue by approximately Rs135.74 million for the year ended March 31, 2010.

License Fees.  We are paying license fee and spectrum charges to the DOT in accordance with conditions governing license fee for Basic Telephone Service and Cellular Telephone Service prescribed by the DOT under the Revenues Sharing Regime, whereby the license fee is computed as a specified percentage of adjusted gross revenue.  The license fee is expensed as incurred.  In view of the uncertain political environment and the fact that the license fee is determined on the basis of guidelines prescribed by regulatory authorities, the license fees is subject to change in the event any of these guidelines are modified subsequently with retrospective effect. During the year ended March 31, 2010, the applicable percentage of license fee was 10%. A change in the specified percentage to 12% or 8% would have increased or decreased the license fee charges by approximately Rs.632.70 million.  Refer to the discussion in the “Comparison of Year Ended March 31, 2010 with Year Ended March 31, 2009 (as Restated)” below.

Network Charges.  Charges associated with access to and interconnection to other operators’ network by us for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by the TRAI, where applicable, and in accordance with the terms of agreements entered into with other operators.  TRAI regulation specifies per minute charges for metered call units (MCU) of traffic terminated on the other operators’ network.  In view of the uncertain political environment and the fact that the network charges are determined on the basis of guidelines prescribed by regulatory authorities, the network charges are subject to change in the event any of these guidelines are modified subsequently with retrospective effect.  Refer to the discussion in the  “Comparison of Year Ended March 31, 2010 with Year Ended March 31, 2009 (as Restated)” below.

Pension and Other Retirement Benefits.  We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors, which attempt to forecast future events, are used in calculating the expense and liability related to the plans.  These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines.  In addition, we also use subjective factors such as withdrawal and mortality rates to estimate these factors.  The actuarial assumptions we used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants.  These differences and the fact we have not invested pension and other retirement benefit funds to cover retirement liability may result in a significant impact to the amount of pension and other retirement benefit expense recorded by us.  During the 2008 year, we made an adhoc arrangement of medical scheme for retirees with effect from September 1, 2007.  According to this ad hoc arrangement the respective units were allowed to settle such claims on case to case basis.  This scheme was discontinued with effect from March 20, 2008; however, the employees who are under treatment will continue to get the benefits till discharge from the hospital.  Effective October 2008, we implemented a Retired Employee Contribution Group Health Insurance scheme for a one year period, which has been extended till September 30, 2010.

Income Taxes.  In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted.  We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance.  The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax assets will be recoverable. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.  The enacted tax rate applicable to us was 33.99% during the year ended March 31, 2010.  A 1% increase or decrease in the tax rate to 32.99% or 34.99% would have increased or decreased the income tax expense for the year by Rs.NIL, since there is no taxable income.

As per section 80IA of the Indian Income Tax Act, 1961 a company, which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. As per the tax holiday, 100% of the profits derived from such services are exempt from tax in the first five years, and 30% of such profits are exempt from tax for the next five years.  We, on the basis of advice from our legal counsel, have historically claimed such benefit.  Our claim had been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. During the year ended March 31, 2006, the case has been set aside by the Income Tax Appellate Authority for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and has referred the matter back to the Assessing Officer for a fresh assessment after hearing the case again. For the years ending up to and including March 31, 2006, considering that the benefit claimed by us in the above years may not be ultimately allowed by tax authorities, the provision for current taxes in these years had been accounted in the basis of normal tax rates. During the year 2006-07 the assessing officer made fresh assessment for calculation of deduction under Section  80IA of the Indian Income Tax Act, 1961 and allowed partial benefit to us. We have filed appeals against that partial allowance to the higher authority. Also refer to Note 23iii(b)(ii) to the notes to the consolidated financial statements.  During the year ended March 31, 2008, we received funds from Income Tax Authority in respect of penalty levied for the years 1995-96, 1996-97, 2000-01 and 2001-02.  These penalty refunds pertain to the claims made by us under 80IA of the Indian Income Tax Act.  The penalty amount was refunded by the income tax department along with interest thereon which had duly been accounted for in the statement of operations for the year ended March 31, 2008.  An excess provision amounting to Rs.6,050 million were made to the tax expenses during the year ended March 31, 2008.

During the year ended March 31, 2008, the Assessing Officer allowed partial refunds in respect of deductions under Section 80IA for assessment years 2001-02 and 2003-04. During the 2009-10 fiscal year, the Honorable ITAT allowed our claim under section 80IA for six assessment years (1998-99, 1999-00, 2000-01, 2001-02, 2002-03 and 2005-06) to exempt up to 75% of the income we earned from services.   The Income Tax authorities has refunded the tax amount Rs. 2819.00 million (including Interest of Rs.1361.84) for assessment year 1998-99 and rest of the years are in progress. We have filed further appeal in the year 2010-11in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL, which is similarly situated.

Legal Contingencies.  As discussed in Note 23 to the notes to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us.  We have accrued amounts as appropriate that represent our estimate of the probable outcome of these matters. The judgments we make with regard to whether to establish a reserve are based on an evaluation of all relevant factors by internal and external legal counsel, as well as subject matter experts and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies.  Claims are continually monitored and reevaluated as new information is obtained.  We may not establish a liability for a particular matter until long after the litigation is filed, once a liability becomes probable and estimable. The actual settlement of such matters could differ from the judgments made in determining how much, if any, to accrue.  We do not believe these proceedings will have a material adverse effect on our consolidated financial position.  While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Recoverability of DOT Receivables.  We are a Government company under the Indian Companies Act.  As of March 31, 2010, the Government owned 56.25% of our issued share capital.  Consequently, the Government, acting through the DOT, continues to control MTNL and will have the power to determine the outcome of transactions with the DOT or the assertion of claims against the DOT.  We also provide and receive services to/from other Governmental departments and other public sector organizations on normal commercial terms.  Refer to the notes to the consolidated financial statements for a further discussion on our related party transactions and significant risks and uncertainties.  The receivables from the DOT constitute a significant portion of our assets and our assessment of the recoverability of these assets involves critical accounting estimates.  The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties.  Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for these assets could have been materially impacted.  Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

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

Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future undiscounted cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group.  If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows.  If impairment is indicated, the asset or asset group is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.  The discounted cash flows calculation uses various assumptions and estimates regarding future revenue - which is a factor of the future subscriber base and the average revenue per subscriber, expenses, terminal values of the assets and the cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors including adverse regulatory and legal rulings.  We carried out an impairment review of our long lived assets in 2010.  Based on our review, the expected future cash flows directly associated with the asset groups exceed their carrying amount and hence there is no impairment of long lived assets in 2010.

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

As of September 30, 2009, ITI had not redeemed the first, second, third, fourth and last tranches amounting to Rs.200 million each pursuant to the original repayment schedule.

Management has evaluated the investment in ITI for impairment, on the basis that the first, second and third tranches for repayment have not been settled by ITI.  Management has evaluated the financial condition and business outlook of ITI including the new purchase orders received by ITI for supply of GSM equipment from BSNL and us.  We currently have accounts payable to ITI of Rs.142 million as of March 31, 2010, which, pursuant to the share agreement, we can legally settle against the repayments owing under the cumulative preference shares.  In addition, we have the intent and ability to retain the debt security for a period of time sufficient to allow for anticipated recovery in value.

Based on this evaluation and specifically considering that the share purchase agreement includes a provision for a letter of comfort from the Department of Telecommunication (government of India) to us endorsing the investment and also provides us a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI.  However, out of the total investment of Rs.1,000 million, Rs.800 million had been charged as an impairment during the 2008 fiscal year, another Rs.200 million of the debt security was impaired as of March 31, 2009.  The entire amount of investment in ITI has been impaired  up to fiscal year 2009.

The DOT, by letter dated July 31, 2009, deferred the repayment schedule of the above cumulative preference shares to beginning 2012-13 and payable in five equal annual installments.

The MKVDC bonds have a coupon rate of 11.5% per annum and are redeemable at the end of the 10th year from the date of allotment (May 31, 2002).  The repayment of these bonds is guaranteed by the Government of Mahrashtra.  Based on our assessment of carrying value of investment in MKVDC bonds, we believe that there is no impairment of investments as of March 31, 2010.

Revenue

We derive a substantial portion of our revenue from local, domestic long distance and international calls that originate on our network and from telephone rentals.  We realize revenue in the form of installation charges, ongoing subscription/rental charges and usage charges.  We also derive revenues from providing Internet and broadband services, our Intelligent Network services, public call office or public payphone services, interconnection with basic service, long distance service and cellular operators, narrow-band ISDN services, CDMA-based mobile and fixed wireless services, leased-line services, telex services, trunk services, VOIP, IPTV, GSM cellular services in Delhi and Mumbai, those value-added services for which we charge a fee.

We began receiving interconnect payments in respect of incoming international long distance calls since April 1, 2002, when several interconnect agreements, including our agreement with VSNL, took effect. In fiscal year 2003, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of the TRAI’s Interconnect Usage Charges Regulation 2003 (1 of 2003) implemented from May 1, 2003 and modified by Interconnect Usage Charges Regulation 2003 (2 of 2003) effective February 1, 2004, and further amended from time to time.  Call revenue is generally a function of the number of access lines in service, the volume of traffic carried and the level of call charges.  Telephone and other rental revenue is a function of the number of access lines in service and the rental tariffs we charge.  Public call office revenue is driven by the number of our public call offices, the volume of traffic carried and the level of call charges.  Interconnect revenue is a function of the contractual and legal/regulatory rates prescribed for interconnection and the level of call volumes originating from sources that pay interconnect fees.  There has been a continuous decrease in the number of fixed lines that, coupled with a decrease in the related tariffs, and also downfall in the GSM revenue though there are significant additions in GSM connections, is mainly attributable to reduction in tariff. However, there has been an increase in revenue due to increased broadband connections, despite a drastic decrease in related tariffs for the year ended March 31, 2010.

Since Octobert 2004, we have drastically reduced the ISD tariff.  Recently, we reduced the ILD tariff on a promotional basis for our GSM postpaid and prepaid subscribers under the GSM service license for the licensed service area for 90 days effective as of June 26, 2010 for Delhi and July 1, 2010 for Mumbai.

The calls within our own networks of Delhi and Mumbai are treated as local calls.  For all other places the STD rate is flat (i.e. Rs.120 per minute from Fixed and WLL(M)) and the STD rate for Cellular service is Rs.1.30/1.25 per minute for Mumbai and Delhi, respectively.  We have also reduced roaming charges between Mumbai and Maharashtra.

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

Staff costs.  In general, employees receive a base salary and salary-related housing and other allowances, productivity-based incentive payments and certain benefits, including a pension/gratuity plan and medical benefits for themselves and certain members of their immediate families.  The increase  in our staff costs was primarily due to implementation of wage revision with effect from January 1, 2007 and consequent impact on retirement benefits in the 2009 and 2010 fiscal years.

In fiscal year 2000, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the DOT and accept employment with us effective November 1998.  Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules. Some other employees have opted for retirement rules, which are applicable to our directly recruited employees, and opted to draw pro rata monthly pension until their absorption.  Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees.  In August/September 2002, the DOT indicated that the Government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT.  However, the terms of such payments are in the process of finalization.  Once these terms are finalized and the payments are made to the DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India.  Presently, in the absence of any further movement from the Government, we are discharging all such liabilities.

Approximately 98% of our executive employees have accepted absorption into our company and are now our direct employees.  These employees are entitled to certain pension and gratuity benefits from the government of India.

We have finalized a new compensation structure for our senior executive employees.  The new structure provides for higher salaries and benefits for our senior executive employees upon exercise of their option for our absorption.

As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies that, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees.  Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages.  During the year ended March 31, 2005, we implemented a Voluntary Retirement Scheme (VRS) for executive as well as non-executive employees.  Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time.  The scheme provided for ex gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment.  The Scheme was closed in fiscal year 2007 itself. As of March 31, 2010, no employee had retired under this scheme.

License Fees and Network Utilization.  The DOT periodically adjusts the license fees and network utilization charges.  The license fee had been revised at 10% of Adjusted Gross Revenues with effect from April 1, 2004.  The license fee for the NLD (national long distance) and ILD (international long distance) service license which we have obtained is 6% of AGR.  A license fee on Internet services of 6% of AGR has been in effect since January 2006.

A method of calculation of the ISP license fee was implemented for the 2010 fiscal year, vide MTNL CO letter No. MTNL/RA/AGR/2009/Pt., dated March 29, 2010, and also extended for the previous year.  The change was approved in theECM held on June 12, 2010, and accordingly the license fees were reduced by Rs.70.4 million in the 2009 fiscal year.

We finalized the charges for network utilization and domestic long distance agreements with BSNL.  Until October 26, 2006, NLD carriage charges were paid pursuant to TRAI IUC Regulation and effective November 2006 have been at the negotiable rates.  These rates are not applicable to NLD for traffic between Delhi and Mumbai, which is routed on our own leased bandwidth.

We are responsible for collecting payments for calls from our subscribers andbear the risk of non-collection of these charges.  Until the May 1, 2003 effectiveness of the interconnection usage charges regulation,we did not receive any payments for call coming into our network from BSNL’s network.  BSNL has also established its Trunk Automatic Exchanges (TAXs) at Delhi and Mumbai.  All the other private operators in Delhi and Mumbai have established interconnection with these TAXs and consequently we have stopped transiting their long distance calls to minimize the risk of bad debts.

Inflation

We do not believe that inflation in India has had a material impact on our results of opertions in recent years.  However, the TRAI has been granted the authority to determine tariffs, and we are therefore restricted in our ability to increase tariff’s to compensate for inflation.  As a result, inflation could adversely affect our results of operations.  See Item 4B. “Business Overview-Tarrifs and Other Charges” in this report.

Effect of New Accounting Pronouncements

There are a number of new accounting standards that been issued that will affect our information presented in accordance with US GAAP.  For a description of these recent pronouncements, see Note 2(s) to our consolidated to our consolidated financial statements included elsewhere in this report.

Other Matters

See Item 4. “Information on the Company-Business Overview- Legal Proceedings” and Note 22 to our consolidated financial statements included elsewhere in this report for information about our contingent liabilities.

Restatement of Previously Reported Amounts

We have adjusted shareholders' equity, retained earnings and net income for the fiscal year ended March 31, 2009 to reflect the impact of the adjustment in our accounting by reason of payments for 3G and BWA spectrum as licence fees.  The nature and impact of the adjustment is described in Note 3 to our consolidated financial statements and in Item 3. “Key Information” and Item 5. “Operating and Financial Review and Prospects” in this report.

The nature of adjustment was as follows:

We had provided for Rs.213.20 million during the 2009 fiscal year on account of 3G and BWA spectrum as license fees on the base reserve price subject to finalization of auction process by the DOT and therefore the accounting policy in this regard was not made on that date. On finalization of the auction process by the DOT, during the 2011 fiscal year, in accordance with DOT guidelines, the liability for Rs.110,979.7 million has been accounted for by creating intangible assets as one time charges payable to DOT for 3G and BWA spectrum. This is to be amortized for the period of 20 years and 15 years for 3G and BWA spectrum respectively on straight line basis. Accordingly, the amortized amount for the period from August 8, 2008, the date of allotment of spectrum, to March 31, 2009 is Rs.4,082.30 million.

The change in the method of calculation of ISP license fee implemented for the 2010 fiscal year was also extended for the previous year.  This was approved in the ECM held on June 12, 2010, and accordingly the license fees were reduced by Rs.70.42 million in the 2009 fiscal year.

Segment Information

We have identified basic and cellular as our two operating segments.  Basic services segment consists of voice, data through local calls, domestic long distance and international long distance calls on fixed line services in the cities of Delhi and Mumbai in India. Further, it includes revenues from Code Division Multiple Access, or CDMA, based cellular services and internet access services.  Cellular consists of providing cellular services in cities of Delhi and Mumbai using Global System for Mobile communications, or GSM, technology.  See Note 24 to our consolidated financial statements.

The cellular services have met the thresholds of significance as a reportable segment during the fiscal years ended March 31, 2008, 2009 and 2010.

Through our 100% subsidiary Mahanagar Telephone Mauritius Limited (“MTML”), we are providing fixed, mobile, ILD and Internet Services in Mauritius.  MTML has installed the state of art CDMA IX EVDO switch having capacity of 110K, with a strategically spread radio network of base stations.  The system is equipped to provide value added services, i.e, SMS, DATA, Multi Media service etc. MTML is also expanding the capacity of its core network to 310K lines and implementing a GSM network in Mauritius with 200K lines capacity the 110K core capacity of the CDMA IX EVDO network.  See Item 4A.  “History and Development of the Company - Telecommunications Services in Other Countries” in this report.

During the fiscal years ended March 31, 2008, 2009 and 2010, no single customer has contributed for revenue in excess of 10% of total revenue.

The amounts reviewed by the CODM are based on our internal accounting policies which are different from US GAAP.

Results of Operations

The following table sets forth selected income statement data expressed as a percentage of revenue for the period indicated, derived from financial statements that are prepared in accordance with US GAAP, included on pages F-1 to F-51 of this annual report.

	Fiscal Years Ended March 31,
	2008	2009 (Restated)	2010
Revenues	100%	100%	100%
Cost of revenues (excluding depreciation & amortization shown separately below)	(68.3)%	(74.5)%	(135.0%
Selling, general and administrative expenses (excluding depreciation & amortization shown separately below)	(19.1)%	(21.6)%	(50.3)%
Depreciation & amortization	(18.6)%	(29.4)%	(41.6)%

Excess liabilities written back	0.7%	1.2%	1.6%
Income / (loss) from operations	(5.2)%	(24.2)%	(125.2)%
Interest and other income, net	10.4%	23.8%	20.0%
Income before income taxes and share of profits /(losses) from affiliates	5.2%	(0.4)%	(105.2)%
Income taxes	0.3%	(3.0)%	33.2%

Equity in profits /(losses) of affiliates	0.0%	0.0%	0.0%

Net income	5.5%	(3.4)%	(72.0)%

Comparison of Year Ended March 31, 2010 with Year Ended March 31, 2009 (as Restated)

Revenues: Basic services: Our revenues from basic services decreased by 15.06% from Rs.33,610 million for the year ended March 31, 2009 to Rs.28,549 million for the year ended March 31, 2010. The decrease was primarily driven by a decrease in fixed line call revenue, including public call office (“PCO”) revenue, by 24.09% from Rs.12,800 million for the year ended March 31, 2009 to Rs.9717 million for the year ended March 31, 2010.  Interconnect revenue is also decreased by 58.33% from Rs.6,515 million for the year ended March 31, 2009 to Rs2,715 million for the year ended March 31, 2010 because the reduction in IUC tariff as per the guidelines of TRAI. Revenue from telephone and other rentals and broadband services decreased by 1.41% from Rs.15,550 million for the year ended March 31, 2009 to Rs.15,331 million for the year ended March 31, 2010.

Call revenue has gone down as a result of a decrease in the number of connections from 3,866,000 connections during the year ended March 31, 2009 to  3,806,317 connections during the year ended March 31, 2010. There was also a net decrease of 3,214 million units in billed Metered Call Units (“MCU”), from 16,507 million units during the year ended March 31, 2009 to 13,293 million units during the year ended March 31, 2010. Further, the call tariff rates were reduced during the current year due to increased competition in the market, resulting in a fall in average revenue per connection per month from Rs.618 during the year ended March 31, 2009 to Rs.561 during the current year, a decrease of Rs.57 per connection per month.

Cellular services: Our revenues from cellular services decreased by 15.36% from Rs.8,288 million for the year ended March 31, 2009 to Rs.6,964 million for the year ended March 31, 2010. The decrease was primarily driven by decrease in our income from roaming and prepaid trump by Rs.742 million from Rs.4,137 million for the year ended March 31, 2009 to Rs.3,395 million for the year ended March 31, 2010.

Cost of Revenues: Basic services: Our cost of revenues has increased from Rs.25,888(Restated) million for the year ended March 31, 2009 to Rs.42,925 million for the year ended March 31, 2010. The increase is primarily on account of increase in staff cost due to implementation of new wage revision by 150.56 % from Rs.13,056 million for the year ended March 31, 2009 to Rs.32,713 million for the year ended March 31, 2010.  However, the same was offset by a decrease in interconnection charges by 33% from Rs.4,382 million for the year ended March 31, 2009 to Rs.2,917 million for the year ended March 31, 2010.

Cost of Revenues: Cellular services: Our cost of revenues has decreased by Rs.272 million from Rs.5,285 million for the year ended March 31, 2009 to Rs.5,013 million for the year ended March 31, 2010. The decrease is due to decrease in interconnect charges by Rs.676 million from Rs.3,178 million for the year ended March 31, 2009 to Rs.2,502 million for the year ended March 31, 2010 and an decrease in license fees by Rs.107 million from Rs.857 million for the year ended March 31, 2009 to Rs.750 million for the year ended March 31, 2010. However, the same is offset to some extent by increase in staff cost by Rs.508 million from Rs.390 million in the year ended March 31, 2009 to Rs.898 million for the year ended March 31, 2010.

 As regards license fees payable as a percentage of the Adjusted Gross Revenues (“AGR”), the decrease is basically due to a 15.38% decrease in cellular revenue as compared to the previous year.

Selling, General and Administrative Expenses (SG&A)

Basic services: Our selling, general and administrative expenses went up by 104% from Rs.8,353 million during the year ended March 31, 2009 to Rs.17,049 million during the year ended March 31, 2010. The increase in mainly on account of increase in staff costs by Rs.8424 million from Rs.5,596 million for the year ended March 31, 2009 to Rs.14,020 million for the year ended March 31, 2010 and an increase in Misc exps by Rs.179 million from Rs.581 million for the year ended March 31, 2009 to Rs.401 million for the year ended March 31, 2010. However ,the same was set off to some extent mainly on account of loss on sale of assers by Rs.673 million from Rs.687 million for the year ended March 31, 2009 to Rs.14 million for the year ended March 31, 2010.

Cellular Services: Our selling, general and administrative expenses increased by Rs.130 million from Rs.675 million during the year ended March 31, 2009 to Rs.805 million during the year ended March 31, 2010. The increase in mainly on account of increase in staff costs by Rs.218 million from Rs.167 million for the year ended March 31, 2009 to Rs.385 million for the year ended March 31, 2010. However the same was offset by decrease in provision for doubtful debts by Rs.89 million from Rs.116 million for the year ended March 31, 2009 to Rs.27 million for the year ended March 31, 2010.

Income from Operations

Basic Services: Our loss from operations has increased by Rs.34,477 million from a loss from operations of Rs.9,496 million(Restated) for the fiscal year ended March 31, 2009 to a loss from operations of Rs.43,973 million for the fiscal year ended March 31, 2010. The increase in operating loss is mainly due to decreased in revenue by 13.88% from Rs.33,610 million for the year ended March 31, 2009 to Rs.28,945 million for the fiscal year ended March 31, 2010 and an increase in cost of revenues by Rs.17,037 million from Rs.25,888 million for the fiscal year ended March 31, 2009 to Rs.42,925 for the fiscal year ended March 31, 2010 and an increase in the selling, general and administrative expenses from Rs.8,353 million for the fiscal year ended March 31, 2009 to Rs.17,049 million for the fiscal  year ended March 31, 2010.

Cellular Services: Our loss from operations has decreased by Rs.150 million from a loss from operations of Rs.648 million(Restated) for the year ended March 31, 2009 to a loss from operations of Rs.498 million for the fiscal year ended March 31, 2010. The loss from operation is mainly attributable to decrease in revenue by Rs. 1264 million from Rs.8,228 million for the year ended March 31, 2009 to Rs.6,964 million for the fiscal year ended March 31, 2010.

Interest and Other Income: During the year ended March 31, 2010, our interest and other income has decreased by 29% from Rs.9,962 million for the year ended March 31, 2009 to Rs.7,105 million for the year ended March 31, 2010. The decrease is attributable to decrease in interest and other income by Rs.2,092 million from Rs.5,211 million for the year ended March 31, 2009 to Rs. 3119 million for the year ended March 31, 2010 and  decrease in interest from bank deposits by Rs.765 million from Rs.4,751 million for the year ended March 31, 2009 to Rs.3,986 million for the year ended March 31, 2010.

Income Taxes: Income tax decreased by Rs.13047 million from Rs.(1,241) million (Restated) for the year ended March 31, 2009 to Rs.11,806 million for the year ended March 31, 2010. The decrease was attributable to decrease current tax by Rs.18,473 million from (Rs.2,282) million (Restated) for the year ended March 31, 2009 to Rs.16,191 million for the year ended March 31, 2010 and the same was offset to some extent by increase in deferred tax by Rs.5,426 million from Rs.(4,384) million (Restated) for the year ended March 31, 2009 to Rs.1,041 million for the year ended March 31, 2010.

Comparison of Year Ended March 31, 2009  (as Restated) with Year Ended March 31, 2008

Revenues: Basic services: Our revenues from basic services decreased by 7.28% from Rs.36,249 million for the year ended March 31, 2008 to Rs.33,610 million for the year ended March 31, 2009. The decrease was primarily driven by a decrease in fixed line call revenue, including public call office (“PCO”) revenue, by 27.37% from Rs.17,623 million for the year ended March 31, 2008 to Rs.12800 million for the year ended March 31, 2009. However, interconnect revenue increased by 35.99% from Rs.4,791 million for the year ended March 31, 2008 to Rs 6,515 million for the year ended March 31, 2009 and revenue from telephone and other rentals and broadband services increased by 2.67% from Rs.15,146 million for the year ended March 31, 2008 to Rs.15,550 million for the year ended March 31, 2009.

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

Cost of Revenues: Basic services: Our cost of revenues has increased from Rs.25,816 million for the year ended March 31, 2008 to Rs.25,888 million for the year ended March 31, 2009. The increase is primarily on account of increase in license fees by 24.69 % from Rs.3,892 million for the year ended March 31, 2008 to Rs.4,853 million for the year ended March 31, 2009.  However, the same was offset by a decrease in interconnection charges by 13.02% from Rs.5,037 million for the year ended March 31, 2008 to Rs.4,382 million for the year ended March 31, 2009.

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

Selling, General and Administrative Expenses (SG&A)

Basic services: Our selling, general and administrative expenses went up by 6.15% from Rs.7,869 million during the year ended March 31, 2008 to Rs.8,353 million during the year ended March 31, 2009. The increase in mainly on account of increase in staff costs by Rs.492 million from Rs.5,104 million for the year ended March 31, 2008 to Rs.5,596 million for the year ended March 31, 2009 and an increase in loss on sale of assets by Rs.246 million from Rs.441 million for the year ended March 31, 2008 to Rs.687 million for the year ended March 31, 2009. However, the same was set off to some extent mainly on account of decrease in miscellaneous expense by Rs.69 million from Rs.470 million for the year ended March 31, 2008 to Rs.401 million for the year ended March 31, 2009.

Cellular Services: Our selling, general and administrative expenses increased by Rs.26 million from Rs.648 million during the year ended March 31, 2008 to Rs.674 million during the year ended March 31, 2009. The increase in mainly on account of increase in staff costs by Rs.105 million from Rs.62 million for the year ended March 31, 2008 to Rs.167 million for the year ended March 31, 2009. However the same was offset by decrease in provision for doubtful debts by Rs.82 million from Rs.198 million for the year ended March 31, 2008 to Rs.116 million for the year ended March 31, 2009.

Income from Operations

Basic Services: Our loss from operations has increased by Rs.4754 million (Restated) from a loss from operations of Rs.4,742 million for the year ended March 31, 2008 to a loss from operations of Rs.9,496 million (Restated) for the year ended March 31, 2009. The increase in operating loss is mainly due to a 7.28 % decrease in revenue from Rs.36,249 million for the year ended March 31, 2008 to Rs.33,610 million for the year ended March 31, 2009, and an increase in cost of revenues by Rs.355 million from Rs.25,816 million for the year ended March 31, 2008 to Rs.25,888 for the year ended March 31, 2009 and an increase in the selling, general and administrative expenses from Rs.7,869 million for the year ended March 31, 2008 to Rs.8,353 million for the year ended March 31, 2009 and increase in depreciation by Rs.3871 million(Restated) from Rs.7,627 million for the year ended March 31, 2008 to Rs.11498 million(Restated) for the year ended March 31, 2009.

Cellular Services: We have posted a loss of Rs. 648 million (Restated) against the income of Rs. Rs.2,419 million for the year ended March 31, 2008. The loss of Rs.648 million for the period ended occurred due to restatement of income from operation (Please refer Note 3). The decrease is mainly attributable to an decrease in revenue by Rs.227 million from Rs.8,455 million for the year ended March 31, 2008 to Rs.8,228 million for the year ended March 31, 2009 and an increase in costs of revenues by Rs.579 million from Rs.4,706 million for the year ended March 31, 2008 to Rs.5,285 million for the year ended March 31, 2009 and an increase in selling, general and administrative expenses by Rs.26 million from Rs.648 million for the year ended March 31, 2008 to Rs.674 million for the year ended March 31, 2009.

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

Income Taxes: Income tax increased by Rs.1,362 million from Rs.(121) million for the year ended March 31, 2008 to Rs.1,241 million (Restated) for the year ended March 31, 2009. The increase was attributable to an decrease in the deferred tax expense by Rs.983 million from Rs.(2,024) million for the year ended March 31, 2008 to Rs.(1,041) million (Restated) for the year ended March 31, 2009 and also increase in current tax by Rs.379 million from Rs.1,903 million for the year ended March 31, 2008 to Rs.2,282 million (Restated) for the year ended March 31, 2009.

The current tax expense has decreased mainly due to adjustments made while computation of tax during the year ended March 31, 2009.

The deferred tax assets have increased largely on account of deferment of charges in the financial statements in respect of provision for impairment of ITI investments, depreciation and amortization  and loss on sale of assets.

5B.	Liquidity and Capital Resources

A summary of our cash flows appears below:

	(in millions of Rs.) Year Ended March 31
	2008	2009	2010
Net cash provided by the operating activities	27,640	130849	13158
Net cash used in investing activities	(25,006)	(130037)	(13521)
Net cash from financing activities	(2,948)	(737)	0
Net increase/(decrease) in cash and cash equivalents	(314)	73	(363)
Cash and cash equivalents at the beginning of the year	1,660	1,346	1419
Cash and cash equivalents at the end of the year	1,346	1,419	1056

We have historically met our working capital and capital expenditure requirements principally from cash flows generated from operations.  We have also from time to time undertaken external borrowings.  As of March 31, 2010, we had no borrowings.  We expect to meet our planned capital requirements for the next two years primarily from cash flow generated from operations, together with existing cash balances and supplemented by market borrowings, whenever required.  At March 31, 2010, we had cash and cash equivalents of Rs.1,056 million and liquid short-term investments in bank deposits of Rs.47,835 million.  We anticipate capital expenditures of approximately Rs.9,515 million in fiscal year 2010.  We do not expect to have any liquidity problem in regard of possible adverse results in our pending litigations, as we would expect to discharge any obligations from cash in hand.  We have significant amounts due from related parties, which if not settled, would significantly impact cash flow from operations.  We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot give any assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

Operating Activities

Net cash flow from operating activities was Rs.130.85 billion in fiscal 2009 and Rs.13.16 billion in fiscal 2010. The decrease in cash generation from operating activities during the current year is primarily attributable to decrease in other receivables by Rs.12.53 billion during the year ended March 31, 2010 from Rs.8.70 billion for the year ended March 31, 2009, and decrease in related party payables by Rs.107.82 billion during the year ended March, 2010 from Rs.114.21 billion for the year ended March 31, 2009. Net cash flow from operating activities was Rs.27.64 billion in fiscal 2008 and Rs.130.85 billion in fiscal 2009. The increase in cash generation from operating activities during the current year is primarily attributable to increase in related party payables by Rs.111.79 billion during the year ended March 31, 2009 from Rs.2.39 billion for the year ended March 31, 2008 and increase in deferred tax by Rs.3.06 billion during the year ended March 31, 2009 from Rs.(2.02) billion for the year ended March 31, 2008.

Investing Activities

Net cash used in investing activities decreased from Rs.130.04 billion for fiscal 2009 to Rs.13.52 billion for fiscal 2010. This is mostly due to purchase of fixed assets to the tune of Rs.117.94 billion during the year ended March 31, 2009 as against Rs.12.15 billion during the year ended March 31, 2010 and less deposit during the year by Rs.13.71 billion from Rs.14.28 billion during for the year ended March 31, 2009 to Rs.1.11 billion during for the year ended March 31, 2010. Net cash used in investing activities increased from Rs.25.01 billion for fiscal 2008 to Rs.130.03 billion for fiscal 2009. This is mostly due to purchase of fixed assets amounting to Rs.117.93 billion as against Rs.9.57 billion in fiscal 2008.

Financing Activities

Net cash used in financing activities had decreased from Rs.0.74 billion for fiscal 2009 to Rs. Nil billion for fiscal 2010. This decrease is on account of no dividend pay out during the year. Net cash used in financing activities had decreased from Rs. 2.95 billion for fiscal 2008 to Rs.0.74 billion for fiscal 2009. This decrease  had been on account of  decrease  in dividend paid during the previous year.

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

As of March 31, 2010, we were not a financial guarantor of obligations of any unconsolidated entity, and we were not a party to any similar off-balance sheet obligation or arrangement.

5F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual payment obligations as of March 31, 2010, and the effect of such obligations for the specified future periods:

	(in millions of Rs.) Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations (capital commitments)	9,515	9,515	-	-	-
Pension and other post-retirement obligations	35,338	2,650	6,469	5,735	20,484
Total	44,853	12,165	6,469	5,735	20,484

We are obligated to pay license fees and spectrum charges to DOT in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The specified percentage for license fees on fixed line services and cellular services was 10% of the Adjusted Gross Revenue (“AGR”) for each of the 2008, 2009 and 2010 fiscal years.

We do not expect to have any difficulty repaying such amounts of contractual obligations, and may do so entirely from cash flow generated from operations.  As of March 31, 2010, we had no debt outstanding and no credit facilities.

5G.	Safe Harbor

See statement on page i of this Report.

Item 6.	Directors, Senior Management and Employees

6A.	Directors and Senior Management

The government of India controls MTNL and has the power to elect all of our directors and to determine the outcome of almost all actions requiring approval of our board of directors or shareholders.  The Department of  Telecommunications, as the representative of our majority shareholder, the government of India, also has the authority to exercise the special powers granted to the President of  India under our articles of association.  These include the right to appoint our Chairman-and-Managing Director and to issue directives with respect to our business.  See Item 10B.  “Memorandum and Articles of Association-Powers of the President of India” in this report.

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

We currently have ten directors. Three of our directors also are our most senior officers, who we refer to as “full-time directors”.  One director is an officer of the DOT.  The remaining six directors are neither our employees nor employees of the DOT, who we refer to as “part-time” directors”.  All of our directors were appointed by the DOT.  Our Executive Director, Mumbai, Executive Director, Delhi and Executive director (Technical) are normally ex-officio members of the Board.  Two full time director board seats are currently vacant.

The business address of each of the directors is our registered office.  The names of our current directors, their ages and their positions are:

Name	Age	Position	Term Expires
Kuldip Singh	56	Director(1) / Chairman-and-Managing Director/ Director (Technical)	December 2014
Anita Soni (Ms.)	57	Director(1) / Director (Finance)	May 2013
S.P. Pachauri	57	Director(1) / Director (HR)	December 2012
Usha Sahajpal	67	Director (3)(4)	April 2011
Adit Jain	50	Director (3)(4)	July 2012
V.S. Iyer	50	Director (3)(4)	July 2012
Dr. Rajan Saxena	61	Director (3)	March 2013
N.K Joshi	51	Director(2)/DDG (SU) DOT	Unlimited term
T.S.Narayanasami	60	Director (3)	March 2013
Vijay Aggarwal	62	Director (3)	March 2013

(1) Full-time director
(2) Government director
(3) Part-time director
(4) Audit Committee member

Mr. Kuldip Singh has been our Chairman and Managing Director since January 15, 2010, and has been  Director (Technical) and a member of our Board since December 9, 2004. Mr. Singh joined the Indian telecom services in 1979. He has more than 32 years experience in the field of computers and telecommunications. Before being appointed as Director (T) on our Board, he worked as GM in MTNL for more than four years.  Prior to this, he worked in the DOT, Overseas Communication Services and National Informatic Centre in various responsible positions.  He holds an engineering degree in electronics and telecommunications from the Institute of Electronics and Telecom Engineering, New Delhi, and an MBA with finance specialization from IGNOU (Indira Gandhi National Open University).

Ms. Anita Soni has been our Director (Finance) since April 2005.  Ms. Soni joined Indian P & T (Accounts & Finance) Service in 1977. She has more than 30 years experience as a senior finance executive in Indian P & T (Accounts & Finance) Service.  Before joining MTNL as Director (Finance), she held positions in the DOT, TRAI and BSNL and has experience in all aspects of telecom finance.  She is on the panel of experts of the International Telecom Union (ITU), and has participated in various ITU projects.  She holds a Master of Arts (Economics Honours) from Punjab University.

Mr. S.P. Pachauri has been our Director (HR) since December 2007.  Prior thereto, he had held various positions as GM (Mobile Services) in MTNL, and various positions in different parts of India, including Director, telecom project at Lucknow Circle, GMT Kashmir at Jammu and Kashmir circle, and Project Manager (OFC) TSCL.  He holds a B.E. and a M.E. in electronics and communications from Roorkee University.

Mrs. Usha Sahajpal has been a member of our Board since April 2008.  From 1966 to 1976, she was employed by Indian Audit and Accounts Service, and from 1976 to 2003 (till retirement) at Indian Civil Accounts Service serving as Controller General of Accounts.  During her tenure, she has held various positions in the Indian Audit and Accounts Department as Controller of Accounts in various ministries of the government of India, Finance Advisor to the Employees Provident Fund Organization, Ministry of Labour, Chief Controller of Accounts, Ministry of Industry, Jt. Secretary and Finance Advisor, Ministry of Agriculture, Principal Chief Controller of Accounts, Central Board of Excise and Customs, Department of Revenue, Ministry of Finance and Controller General of Accounts, Ministry of Finance.  Presently she is non-official, part-time Director on the Board of South Eastern Coal Field Ltd. (a subsidiary of Coal India, Ltd.), Member, Finance Committee, Jawahar Lal Nehru University, Delhi and Member of other institutes/societies and NGOs.  She holds a Master of Arts (Political Science) degree from Delhi University.

Mr. Adit Jain has been a member of our Board since July 31, 2009.  Since 2007, he has been Chairman of IMA India, a business information company.  Previously, he was employed at Lazard India, an investment bank, serving as Vice President and Head, Corporate Advisory Services, and was responsible for the mergers and acquisition business.  He also is non-executive Director on the corporate board of Sanmar Group, Shrirman Transport Finance Company Ltd., Indosolar Ltd., PR Pundit Public Relations Ltd. and BMR Associates.  He is a member of the Board of Trustees of the Centre for Civil Society, an independent free market think-tank and the Adit Jain Foundation.  He holds a bachelor’s degree in Mechanical Engineering from the Firia Institute of Technology and an MBA from the Henley Management College, UK.

Mr. V. S. Iyer has been a member of our Board since July 31, 2009.  He is a Chartered Accountant having more than 26 years of experience in managerial positions in the areas of corporate finance and internal audits at major corporations, including Mukta Arts Limited, Cox & Kings Ltd. and Tata Oil Mills Ltd.  From 1993 to 2006, he worked with Prebon Yamane Group of companies.  He is a director of Ruttonsha International Rectifiers Limited.  He holds a post-graduate degree in Commerce from Bombay University.

Dr. Rajan Saxena has been a member of the Board since March 29, 2010.  Earlier he was a Director of IIM, Indore, S.P. Jain Institute of Management and Research and Dean of Narsee Monjee Institute of Management Studies, Mumbai, having more than 35 years of professional experience in management education, research, consulting and institution building.  Mr. Saxena currently serves on or has been on the advisory and corporate board of several institutions and companies including Centre for Management Education, AIMA, Army Management Board, State Advisory Board of Education of Government of Madhya Pradesh, Indore Management Association, ABV-IITM and Gwalior.  He was a member of All India Board of Management Studies of AICTE (2000-2003), on the Executive Board of Association of Indian Management Schools, and Association of Management Development Institutions in South Asia.  Dr. Saxena is also an Independent Director on the Board of Lodha Developers Ltd. and Anuyi Chemicals Limited.  He holds bachelor and master degrees in Commerce from Shri Ram College of Commerce, Delhi and a Ph.D. in Marketing from Delhi School of Economics.

Mr. N. K. Joshi has been a member of our Board since August 2010.  He has been employed by the DOT since 1985 in various positions, and since September 2008 he has been Dy. Director General (Service Unit) responsible as Nodal Officer.  He holds a B.E. in Electronics and Communication Engineering with Distinction from the Indian Institute of Science.

Mr. T. S. Narayanasami has been a member of our Board since March 29, 2010.  He has been a Director of Asset Management Company of Axis Mutual Fund  (Axis Bank) and Managing Director and CEO of United Stock Exchange of India Ltd.  From June 2007 through May 2009, he was Chairman and Managing Director of the Bank of India.  Prior thereto, Mr. Narayanasami had served as Chairman and Managing Director, Indian Overseas Bank (June 2005-May 2007), Chairman and Managing Director, Andhra Bank (April 2004-May 2005), and Executive Director, Punjab National Bank (Dec. 2000-April 2004).  He also acted as Chairman of the Managing Committee of Indian Bank’s Association in 2008 and 2009, and President of the Governing Council of the Indian Institute of Banking and Finance.

Dr. Vijay Aggarwal has been a member of our Board since March 29, 2010.  He is a Professor and Chairperson of Operations Management at the Management Development Institute, Gurgaon.  He had been Director General of Consultancy Development Center (an enterprise of the DSIR, Government of India), S. P. Jain Chair Professor at the FMS (University of Delhi), Dean of National Management Program (NMP) at MDI (Gurgaon) and Professor at the Indian Institute of Management Lucknow) and the Indian Institute of Science (IISc, Bangalore).  Dr. Aggarwal also created the Center for International Management.  He holds a degree in Mechanical and Industrial Engineering from the Indian Institute of Technology, Bombay, and an M.S. and Ph.D. in Operations Research and Computer Science from Case Western Reserve University (USA).

On January 9, 2010, Mr. R. S. P. Sinha resigned from his position as Chairman and Managing Director.

Other Principal Executive Officers

The business address of each of our principal executive officers is our registered office.  In addition to the four officers who also are members of the Board of Directors, our other principal executive officers and their ages and positions are:

Name	Age	Position
S.R. Sayal	47	Company Secretary
Manjit Singh	57	Executive Director (Delhi)
J. Gopal	59	Executive Director (Mumbai)
A.K. Pathak	56	Executive Director (Technical)

Mr. S.R. Sayal has been our Company Secretary since October 2006, having previously served as Dy. Company Secretary since August 1997.  Prior to joining MTNL as Dy. Company Secretary in 1997, he worked for National Fertilizers Ltd. (a Government of India enterprise) and other private sector companies in legal, secretarial and accounting departments.  Mr. Sayal is a Fellow Member of the Institute of Company Secretaries of India.  Mr. Sayal holds a Bachelor of Commerce (Hons.) Master of Arts (English) degree from Delhi University and a Bachelor of Laws degree from Agra University.

Mr. Manjit Singh has been our Executive Director (Delhi) since August 2009, previously serving MTNL in various positions since 2003, including as Principal General Manager (Operations).  From 1977 to 2003, he held various positions managing large telecom networks.  He holds a B.E. in Electronics and Communications from the Indian Institute of Technology.

 Mr. J. Gopal has been our Executive Director (Mumbai) since July 2007, previously serving MTNL as PGM (Development) from 2003, and in various other positions at MTNL since 1994.  From 1974 to 1994, he was employed by the DOT.  He holds a bachelors and masters degree in Electrical Engineering from the Indian Institute of Technology and an MBA in Operations Management from IGNOU.

Mr. A. K. Pathak has been our Executive Director (Technical) since January 2010.  He is responsible for planning, procurement and operations of all the our telecom services, and also for managing technological changes.  From 1993 to 1998, he served at the DOT in various positions covering all fields of telecommunications, including operations, development, licensing and management of telecom networks.  He holds a B.E. in Electronics and Communications Engineering and a Masters degree in Communications and Radar Engineering from the Indian Institute of Technology.

6B.	Compensation

Compensation of Directors and Officers

The total remuneration and benefits in kind paid by us to our executive officers, including those who also are directors, as a group in the fiscal year 2010 was approximately Rs.8.53 million.

The full-time directors, including the Chairman-cum-Managing Director, are appointed by the Government and receive compensation pursuant to the terms of their appointment.  The other directors receive a fee of Rs.10,000 for every meeting of the Board or Committee attended by them.  For the 2010 fiscal year, the aggregate fees paid to directors who were not also executive officers of MTNL was Rs.0.57 million.

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

Audit Committee

The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to the various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors, our accounting practices and our financial and risk management policies.  The current members of the Audit Committee are Smt. Usha Sahajpal, Chairperson, V.S. Iyer and Adit Jain.  All members of the Audit Committee including the Chairperson are “financial experts” in accordance with NYSE and SEC rules.  See Item 16G “Corporate Governance” in this report.  Clause 49 of the Indian Listing Agreement address the duties, role and responsibilities of the Audit Committee.

Shareholders’ Investors’ Grievance Committee

The Shareholders’ Investors’ Grievance Committee oversees reports received from the registrar and transfer agent, as well as overseeing their performance, and facilitates the prompt and effective resolution of complaints from our shareholders and investors.  This Committee consists of Mrs. Usha Sahajpal, as Chairperson and Mrs. Anita Soni as members, and S.R. Sayal, as Secretary.

6D.	Employees

EMPLOYEES

At March 31, 2010, we had approximately 45,000 employees, of whom approximately 6,600 were executive and 38,400 were non-executive employees.  We seek to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and subscriber satisfaction.  We have placed a special emphasis on retraining our workforce to meet the demands of modernizing our network and improving customer satisfaction.

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

The Pay and Allowance arrangement expired on December 31, 2006, and the compensation arrangements have continued at the prior levels.  The government of India, by Memorandum, dated November 26, 2008, and by supplementary/clarification memoranda, dated February 9, 2009 and April 2, 2009, issued orders for revision of the pay structure of the executives and non-unionized supervisors in the Central Public Sector Undertakings (CPSEs).  These orders generally give directions to merge the old basic pay with the new prescribed pay scale.  As of May 2010, management decided to revise the pay structure as ordered with 30% maximum stipulated by the Government with effect of January 1, 2007.  We included a reserve of Rs.690 million in our financial statements for the 2009 fiscal year as the estimated per annum financial impact that may result on account of a possible 20% pay adjustment together with consequential increase in the actuarial provisions to meet future related pension benefits.

In the 2000 fiscal year, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the DOT and accept employment with us effective November 1998.  Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules and some other employees have opted for retirement rules which as applicable to our directly recruited employees, and opt to draw pro rata until their absorption.  Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees.  In August/September 2002, the DOT indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT.  However, the terms of such payments are in the process of finalization.  Once these terms are finalized and the payments are made to DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India.  Presently, in the absence of any further movement from the Government, we are discharging all such liabilities.

Approximately 98% of our executive employees have accepted absorption by us, and are now our direct employees.  These employees are entitled to certain pension and gratuity benefits from the government of India.

In 2004, we finalized a new compensation structure for our senior executive employees.  The new structure provided for higher salaries and benefits for our senior executive employees upon exercise of their option for our absorption.

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

Almost all of our non-executive employees are members of local unions organized in each of Delhi and Mumbai.  Over the last three years we have not experienced any material work stoppage and we consider our relationship with our employees and the labor unions to be good.  Our executive employees seconded from the DOT are members of national officers’ associations, which act as an informal consultative mechanism for conveying management staff’s views regarding personnel policies to our senior executives.

TRAINING

In order to deal with the new realities of competitive marketplace, we have launched a massive training effort to train our workforce.  Training design has been so modified to tilt the balance of training from knowledge to skill and attitude, which are key to succeed in a customer-driven marketplace.  During the 2010 fiscal year, approximately 8,000 employees were trained as against the MoU target of 7,000 employees, and 39 officers received highly specialized training abroad.

In addition to already existing District Telecom Training Centers (DTTC), our Center for Excellence in Telecom Technology and Management (CETTM) has been established as a state of the art facility to impart technical, managerial and corporate training to telecom and management personnel of Mumbai and Delhi units.  CETTM caters to our training needs as well as other organizations like railways, National Thermal Power Corporation, State Bank of India and other corporate clients.  CETTM has been empanelled by the Ministry of External Affairs, Govt. of India, to provide customized training to participants from countries under ITEC-SCAAP Indian Technical Education Cooperation-Special Commonwealth African assistance program.  This centre is an ISO 9001:  2000 Certified institution.  The CETTM complex has 17 lecture halls, 22 technology labs, conference rooms with board room integration, RFID based modern library and an ultra modern auditorium.  CETTM is equipped with a hostel complex for residential programmes having 408 AC and non-AC rooms and 27 executives suites to house the trainees.  CETTM has signed MOUs with Novell and others for conducting IT training leading to certification courses like NCLP.

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

The following table sets forth information about the shareholders that beneficially own 5% or more of our outstanding equity shares as of June 30, 2010, according to our register of shareholders:

Name of Owner	Number of Shares (3)	Percentage (3)
Government of India (1)	354,372,740	56.25%
Life Insurance Corporation of India (2)	118,517,913	18.81%

(1)	The equity shares owned by the government of India are registered in the name of the President of India or his nominees in our register of shareholders
(2)	Held directly and indirectly by Life Insurance Corporation of India, which is also controlled by the government of India.
(3)	On June 30, 2010, 630,000,000 common shares were outstanding.

During the past three years there has not been any change in the share ownership by the government of India, and the share ownership changes by the Life Insurance Corporation of India have not been significant.  As of June 30, 2010, approximately 89.65% of the outstanding Common Shares were held by approximately 148,000 record holders with addresses in India, and approximately 10.35% of our equity shares were held of record by persons with addresses outside of India (including Foreign Institutional Investors).  All holders have the right of one vote for each equity share held.  See Item 10B. “Memorandum and Articles of Association-Voting Rights” in this report.   We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

Our American Depository Shares are listed on the New York Stock Exchange. Each ADS currently represents two equity shares. Our ADSs are registered with the SEC pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934.  As of June 30, 2010, 29,079,262 equity shares were held of record in the United States, including 27,623,706 equity shares held of record by the Bank of New York Mellon as custodian for the holders of our ADSs.

Our equity shares can be held by Foreign Institutional Investors or FIIs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI.  Approximately 5.81% of our equity shares are held by these FIIs and NRIs, of which some of them may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

7B.	Related party transactions

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have a number of distinct relationships with the government of India as outlined below:

The Government of India as Shareholder

The government of India currently owns 56.25% of our outstanding equity shares and has the right to designate members of our Board of Directors.  The government of India also controls the Life Insurance Corporation of India, a holder of our equity shares.  Accordingly, the government of India will continue to have the ability to control us, elect all of our directors and determine the outcome of substantially all actions requiring the approval of our board of directors or shareholders.

The government of India had announced its intention to divest its shareholdings in a number of government companies by offering significant equity stakes in those companies to strategic partners through a competitive bidding process.  To date, there have been no announcements that the government of India plans to reduce its shareholding in MTNL through this process.

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

So long as the government of India’s shareholding in MTNL equals or exceeds 51%, we are deemed to be an Indian government company under the Companies Act and are subject to regulations applicable to public sector enterprises in India.  These regulations concern personnel matters, including appointment of key management personnel and the hiring, dismissal and compensation of employees, as well as procurement, capital expenditures and the generation of funds through the issuance of securities.  For example, all appointments to our board of directors must first be recommended by the Public Enterprises Selection Board, a government agency, and its recommendations are reviewed by the government of India, although until recently all appointments to our board have been recommended only by the government of India.  All appointments to our board of directors are also approved by our shareholders.  Disputes between government of India enterprises (such as us) and government of India departments generally must be referred to the Committee on Disputes of the government of India for mediation before either party may bring a claim in a court of law.  A single government of India ministry or department is designated as the primary supervisor of each public sector enterprise and the DOT has been designated as our primary supervisor.  Our activities are also subject to review by India’s Parliament, and the DOT must submit an annual report to Parliament regarding our business activities.

The government of India plays an important role in the preparation of our financial statements.  Under Indian regulations, as a government of India company, our annual accounts are audited by statutory auditors and branch auditors which are independent chartered accountants appointed each year by the government of India at the direction of the Comptroller and Auditor General of India.  See Item 10B. “Additional Information—Memorandum and Articles of Association—Audit and Annual Report” in this report.  In accordance with the government of India’s practice with respect to government of India companies, auditors have generally not been permitted to serve as our branch or statutory auditors for more than three consecutive years.  In addition, the Comptroller and Auditor General conducts an independent review of our financial statements that are audited by the statutory and branch auditors.  The annual report submitted to the Parliament includes a copy of our audit report and any comments upon or supplements to the audit report made by the Comptroller and Auditor General.

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

Our Financing of the Department of Telecommunications

As a department of the government of India, the DOT cannot raise funds through external borrowings from non-government of India entities, and has historically depended on us to raise funds on its behalf for use in its telecommunications business.  By restructuring MTNL as a corporation, the DOT was able to create a company, which could raise debt in the capital markets to be used to fund its telecommunications operations.  The Indian government guaranteed these borrowings and we on-lent the proceeds of the borrowings on terms substantially similar to the terms of the original loan.  As a result of the corporatization of the Department of Telecom Services into BSNL in October 2000, we no longer borrow funds on behalf of the DOT.  We have repaid all external borrowings that had made on behalf of the DOT/BSNL.

Other

In addition to the transactions and circumstances described above in this Item 7, we enter into numerous business relationships with entities that have varying degrees of government control, as well as with the government itself and subdivisions of the Government.  For example, as discussed elsewhere in this report, our principal interconnect arrangements are with BSNL and we have certain disputes with BSNL.  For more information on our relationships and transactions with the government of India and its subdivisions and entities controlled by the government, see Note 4 and Note 20 to our consolidated financial statements, which appear elsewhere in this report.

7C.	Interest of experts and counsel

None.

Item 8.	Financial Information

8A.	Consolidated Statements and Other Financial Information

The following financial statements and auditors report appear under Item 18 on this report and are incorporated by reference:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated balance sheets as of March 31, 2009 and 2010

•	Consolidated statements of operations for the years ended March 31, 2008, 2009 and 2010

•	Consolidated statements of shareholders’ equity for the years ended March 31, 2008, 2009 and 2010

•	Consolidated statements of cash flow for the years ended March 31, 2008, 2009 and 2010

•	Notes to the consolidated financial statements

8B.	Significant Changes

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

Our Board of Directors recommended against payment of any dividend for the 2010 fiscal year.

Loans.  As part of our payment of part of the one-time 3G Spectrum fees for the Delhi and Mumbai circles, we obtained two short term loans, one for Rs.30,300 million, including Rs.5,300 million against FDR, and the other  for Rs.45,339.7 million.  The funds for payment of the balance of the fees came from our own resources.

Item 9.	The Offer and Listing

9A.	Offer and listing details

MARKET PRICE INFORMATION

The following table sets forth the high and low closing prices on The Stock Exchange, Mumbai for our equity shares for the periods indicated:

	Share price (Rs.)
Calendar period	High	Low

2006 Fiscal Year	170.05	108.00
2007 Fiscal Year	221.80	144.85
2008 Fiscal Year	219.45	112.60
2009 Fiscal Year	116.00	51.75
2010 Fiscal Year	123.70	65.80

2009 Fiscal Year
First Quarter	116.00	89.65
Second Quarter	113.20	80.55
Third Quarter	86.25	51.75
Fourth Quarter	83.80	59.25

2010 Fiscal Year
First Quarter	123.70	68.50
Second Quarter	109.25	86.20
Third Quarter	92.00	65.80
Fourth Quarter	92.80	69.00

Last Six Months
April 2010	78.20	70.85
May 2010	72.10	54.15
June 2010	66.85	51.80
July 2010	69.90	64.05
August 2010	70.35	60.80
September 2010 (through September 24)	67.90	55.00

On September 24, 2010, the closing price of our equity shares on The Bombay Stock Exchange was Rs.63.95.

The table below shows the high and low closing prices on the New York Stock Exchange for our ADSs for the period indicated.

	ADS price
Calendar Period	High US$	Low US$

2006 Fiscal Year	8.44	5.41
2007 Fiscal Year	9.75	5.61
2008 Fiscal Year	10.75	4.62
2009 Fiscal Year	5.80	2.25
2010 Fiscal Year	5.15	2.60

2009 Fiscal Year
First Quarter	5.80	4.05
Second Quarter	5.34	3.71
Third Quarter	4.39	2.60
Fourth Quarter	3.68	2.25

	ADS price
Calendar Period	High US$	Low US$

2010 Fiscal Year
First Quarter	5.02	2.69
Second Quarter	4.64	3.60
Third Quarter	3.66	2.86
Fourth Quarter	3.82	2.98

Last Six Months
April	3.21	2.32
May	3.49	3.20
June	2.85	2.22
July	2.99	2.66
August	3.06	2.60
September (through September 24, 2010)	2.93	2.73

9B.	Plan of Distribution

Not applicable

9C.	Markets

Our outstanding equity shares are listed on several Indian stock exchanges and were first quoted on The Stock Exchange, Mumbai on May 13, 1993.  Our equity shares are also traded on the National Stock Exchange in India.  Our ADSs are listed on the New York Stock Exchange.

On September 24, 2010, the closing price of our ADSs on the New York Stock Exchange was US$2.92 per ADS.  Our NYSE symbol is MTE.  Each ADS represents two equity shares. The Bank of New York Mellon serves as a depositary with respect to our ADSs traded on the market.  See Item 12D. “American Depositary Shares” in this report.

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

Internet-Based Securities Trading and Services

The Securities and Exchange Board of India has allowed securities trading over the Internet under the existing legal framework.  The regulations seek to allow the Internet to be used as an order routing system through stock brokers registered with the Securities and Exchange Board of India on behalf of clients for executing trades on a recognized stock exchange in India.  Stock brokers interested in providing this service are required to apply for permission to the respective stock exchange and also have to comply with certain minimum conditions stipulated by the Securities and Exchange Board of India.  Given the limited life of these new regulations to date, it is possible that these regulations will continue to evolve in the future.

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

Insider Trading

In 1992, the Securities and Exchange Board of India the new Insider Trading Regulations which require significantly greater disclosure by the company with regard to the trading of the company’s shares.

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

9D.	Selling Shareholders

Not applicable.

9E.	Dilution.

Not applicable.

9F.	Expenses of the Issuer

Not applicable.

Item 10.	Additional Information

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

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

Our equity shares are in registered form.  The shares are the only class of share capital currently outstanding.  There are no convertible debentures or warrants currently in existence.  In the United States, our shares are listed on the NYSE as American Depositary Shares (ADS).  Each ADS represents two equity shares.  See Item 12D. “American Depositary Shares” in this report.

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

For fiscal year	Dividend per equity share	Dividend per ADS/GDR	Total amount of dividends paid
	(Rs.)	(Rs.)	(millions of Rupees)
2010	0	0	0
2009	1.0	2.0	630
2008	4.0	8.0	2,520
2007	4.0	8.0	2,520
2006	4.0	8.0	2,520

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

Preemptive Rights and Issue of Additional Shares

Subject to the approval of the President of India, we may by ordinary resolution increase our share capital by the issue of new shares or create a new class of shares.  In addition, the rights attached to the shares of any class may be varied with the consent of not less than three-fourths of the issued shares of that class.  The Companies Act gives shareholders the right to subscribe for new shares in proportion to their existing shareholdings unless otherwise determined by a special resolution to that effect adopted at a general meeting of shareholders.  On November 19, 1997, at an extraordinary general meeting, we adopted a resolution with respect to the equity shares offered by us in the global depositary receipt offering.  We must offer shares to existing shareholders by notice specifying the number of shares offered and the date, within 30 days from the date of offer, by which the offer must be accepted.  The board of directors is entitled to distribute the shares in respect of which preemptive rights have not been exercised in the manner that it deems most beneficial to us.

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

This year’s annual general meeting is scheduled to be held on October 13, 2010.

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

We have entered into a listing agreement with each of the other Indian stock exchanges on which the shares are listed.  Clause 40A of the listing agreements provides that if an acquisition of a listed company’s equity shares results in the acquirer and its associates holding 5% or more of the company’s outstanding equity shares, the acquirer must report its holding to the relevant stock exchanges.  If an acquisition would result in the acquirer and its associates holding equity shares which carry 10% or more of the voting rights, then the acquirer must notify the relevant stock exchanges.  If an acquisition is deemed a takeover, the acquirer must, before acquiring shares, offer (in accordance with Clause 40B of the listing agreements) on a uniform basis to all remaining shareholders of the company to acquire a minimum of a further 20% of the total shares of the company at a prescribed price.  The acquisition of shares of a company listed on an Indian stock exchange beyond certain threshold amounts is subject to regulations governing takeovers of Indian companies.  See Item 9C.  “The Offer and Listing—The Indian Securities Market—Takeover Code” in this report.  Clauses 40A and 40B and such regulations will not apply to shares so long as they are represented by ADSs.

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

American Depositary Shares

Our ADSs were originally issued in an exchange offer during October 2001 in which we offered ADSs for our global depositary receipts on a one-for-one basis.  Our global depositary receipt program was cancelled and the receipts delisted from the London Stock Exchange in December 2001.  In October 2001, our ADSs were listed and began trading on the New York Stock Exchange.  There have been no changes to the depositary agreement governing our ADSs since the exchange offer.  See Item 12D. “American Depositary Shares” in this report.

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

Limitations on Deposits of Equity Shares into the ADS Program

Under procedures adopted by the Reserve Bank of India in 1997, the depositary is permitted to accept deposits of our outstanding equity shares and deliver ADSs representing the deposited equity shares to the extent, and limited to the number, of ADSs that have previously been converted into underlying equity shares.  Under these procedures, if you elect to surrender your ADSs and receive equity shares, you may be unable to re-deposit those outstanding equity shares with our depositary and receive ADSs because the number of new ADSs that can be issued cannot, at any time, exceed the number of ADSs converted into underlying equity shares or result in foreign equity in MTNL exceeding 49%.

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

Since December 2005, the total composite foreign holding of our common shares including but not limited to investments by Foreign Institutional Investors (FIIs), Non-resident Indians (NRIs), Foreign Currency Convertible Bonds (FCCBs), American Depository Receipts (ADRs), Global Depository Receipts (GDRs), convertible preference shares, proportionate foreign investment in Indian promoters/investment companies including their holding companies, etc., herein after referred as FDI, has been subject to a Ceiling of 74%. The 74% foreign investment can be made directly or indirectly in the operating company or through a holding company and  the remaining 26% will be owned by resident Indian citizens or an Indian Company (i.e. foreign direct investment does not exceed 49% percent and the management is with the Indian owners). It is clarified that proportionate foreign component of such an Indian Company will also be counted towards the ceiling of 74%. However, the foreign component in the total holding of Indian public sector banks and Indian public sector financial institutions will be treated as ‘Indian’ holding. Each licensee is required to disclose the status of such foreign holding and certify that the foreign investment is within the ceiling of 74% on a half yearly basis.

As of June 30, 2010, approximately 10.35% of our equity shares were held of record by persons with addresses outside of India (including Foreign Institutional Investors who held approximately 5.81% of our equity shares).

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

Taxation of Distributions

Dividends distributed by an Indian company after April 1, 2003 are not subject to tax in the hands of shareholders.  During the 2009 fiscal year we declared a final dividend of Rs1.00 per share, although we do not anticipate paying any dividend for the 2010 fiscal year.  We must pay a “dividend distribution tax” on the final dividend at the rate of 15% (plus a surcharge of 10% and an add-on tax at the rate of 3%).

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

U.S. Holders

Taxation of Dividends.     Any cash distributions paid by U.S. out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S.  Holder upon receipt.  Cash distributions paid by U.S. in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S.  Holder’s adjusted tax basis in his ADSs or equity shares, and thereafter as gain from the sale or exchange of a capital asset.  Dividends paid in Indian rupees will be includible in income in a United States dollar amount based on the United States dollar-Indian rupee exchange rate prevailing at the time of receipt of such dividends by the U.S. Holder (in the case of equity shares) or the depositary (in the case of ADSs).  A U.S. Holder who receives payment in Indian rupees and converts those Indian rupees to U.S. dollars at an exchange rate other than the rate in effect on such date would have a foreign currency exchange gain or loss, which would be treated as ordinary gain or loss.  Dividends received on the ADSs or equity shares will not be eligible for the dividends received deduction allowed to corporations.

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

A distribution of additional shares issued by us to U.S.  Holders with respect to their ADSs or equity shares that is pro rata to all of our shareholders should generally not be subject to United States federal income tax.  The tax basis of such additional shares will be determined by allocating the U.S.  Holder’s tax basis in the ADSs or equity shares between the ADSs or equity shares and the additional shares, based on their relative fair market values on the date of distribution.

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

Under certain circumstances described under “Indian Taxation—Taxation on Sale of Equity Shares or ADSs” in this report, a U.S. Holder may be subject to Indian tax upon the disposition of equity shares or ADSs. In such circumstances and subject to applicable limitations, such US Holder may elect to treat the gain as foreign source income and to credit the Indian tax against its United States federal income tax liability with respect to the gain. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to dividends in respect of equity shares or ADSs or the proceeds received on the sale, exchange, or redemption of equity shares or ADSs paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and a 28% backup withholding rate may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number to us or our payment agent or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

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

In addition, documents referred to in this Form 20-F may be inspected at our corporate offices at 12th Floor, Jeevan Bharati, Tower-1, 124 Connaught Circus, New Delhi, India.  Information about us is also available on our web site http://www.mtnl.net.in., but it does not constitute any part of this report.

10I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. We place our temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2009 and 2010, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements.  To reduce credit risk, we perform ongoing credit evaluation of our customers.  As of March 31, 2009 and 2010, BSNL and the DOT accounted for more than 10% of total receivables.

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

Exchange Rate and Interest Rate Risk

We are not exposed to any material foreign currency exchange risk since our revenues and expenses are primarily in Indian rupees.  We are not exposed to any material interest rate risk since we do not rely on borrowings to meet our working capital and capital expenditure requirements.  As of March 31, 2010, we had no debt.

Fair Value

The fair value of our current assets and current liabilities approximate their carrying values because of their short-term maturity.  Such financial instruments are classified as current and are expected to be settled within the next twelve months.

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2010 is Rs.2,485 million as compared to their carrying amount of Rs.2,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2010 is Rs.1,325 million as compared to their carrying amount of Rs.1,528 million.

Due to the uncertainties attached to the timing of ultimate realization of restricted assets, it is not practicable to determine their fair values.  The fair value of amounts due to and from related parties cannot be determined given that the amounts are with related parties.   The terms of settlement are not normal commercial terms.

Item 12.	Description of Securities Other than Equity Securities

12D.	American Depository Shares

The Bank of New York Mellon (the “Depositary”) serves as the depositary for our ADSs.  It collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
$.02 (or less) per ADSs per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses it incurs that are related to the establishment and maintenance expenses of our ADS program. The Depositary has agreed to reimburse us for its continuing annual stock exchange listing fees, including $38,000 for the 2009 listing fee and $38,000 for the 2010 listing fee. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the Depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADSs facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the Depositary collects from investors.

From April 1, 2009 to August 31, 2010, we received from the Depositary $286.75 for fees to third parties and $148,750 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

PART II

Item 13.	Defaults, Dividend Arrearage and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Our management, under the supervision of and with the participation of our Chairman and Managing Director, as Chief Executive Officer (CEO), and our Director-Finance, as Chief Financial Officer (CFO), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) on March 31, 2010, the end of the period covered by this report.  Based on such evaluations, our CEO and CFO have concluded that as of March 31, 2010, some of our disclosure controls and procedures were not effective for the reasons explained below.

In connection with the audit of our consolidated financial statements for the 2010 fiscal year, ended March 31, 2010, our auditors identified an error in our consolidated financial statements that required us to restate our financial statements prepared in accordance with US GAAP for the prior year.  As a result of this error, we have restated the consolidated financial statements for the year ended March 31, 2009 that are presented as comparisons in our consolidated financial statements for the year ended March 31, 2010 included in this report.

The restatements relate to our accounting on account of 3G and BWA spectrum as license fees on the base reserve price subject to finalization of auction process by the DOT, and therefore the accounting policy in this regard was not made on that date. On finalization of the auction process by the DOT, during the 2011 fiscal year, in accordance with DOT guidelines, the liability for Rs.110,979.7 million has been accounted for by creating intangible assets as one time charges payable to the DOT for 3G and BWA spectrum. This is to be amortized for the period of 20 years and 15 years for 3G and BWA spectrum, respectively, on straight line basis. Accordingly, the amortized amount for the period from August 8, 2008, the date of allotment of spectrum, to March 31, 2009 is Rs.4,082.30 million.

The change in the method of calculation of ISP license fee implemented for the 2010 fiscal year is also extended for the previous fiscal year.  This was approved in the ECM held on June 12, 2010 and accordingly the license fees were reduced by Rs.70.42 million in the 2009 fiscal year.

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
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

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

Management, under the oversight of the Audit Committee, has conducted an assessment of the effectiveness of internal controls over financial reporting as of March 31, 2010 based on the criteria established in Internal Controls – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The assessment of internal controls was designed to include the Entity Level Controls, Process Application and Transaction Controls and Information Technology General Controls.  The scope of the controls testing included the significant accounting balances mapped on materiality parameters as adopted by a core team and approved by our Board of Directors. Management has not evaluated the internal controls of Millennium Telecom Limited, India (MTL) and Mahanagar Telephone (Mauritius) Limited, Mauritius (MTML), our wholly-owned subsidiaries, and United Telecommunications Limited, Nepal (UTL) and MTNLSTPI IT Services Limited, India (MISL), joint ventures entities, which are accounted for using proportionate consolidation.  The conclusion regarding the effectiveness of internal control over financial reporting does not extend to the internal controls of these subsidiaries and joint venture entities.  These subsidiaries and joint venture entities were found insignificant compared to size and business of the Company. Our proportionate interest in total assets, net assets, revenue and profit/ loss for the year in case of subsidiaries and proportionate interest in total profit/ loss for the year in case of UTL and MISL is reflected in the financial statements in this report.

The internal controls were in operation during the reporting period from April 1, 2009 to March 31, 2010. The internal controls identified by the management were comprehensively tested by the core team assisted by an independent firm of accountants and supported by the internal auditors, who are independent firms of accountants.  The nature of controls assessed were:

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

Based on its assessment, management has concluded under the supervision of and with the participation of Chairman-and-Managing Director, as Chief Executive Officer (CEO), and Director-Finance, acting as Chief Financial Officer (CFO), that as at March 31, 2010, the end of the period covered by the report, the internal controls over periodical reporting were not effective. There were material weaknesses related to accounting and reconciliation of customer (subscriber) deposits, balance confirmation of related party transactions with the Department of Telecommunication (DOT) and Bharat Sanchar Nigam Limited (BSNL) and Information Technology General Controls. These deficiencies may cause a misstatement in the annual financial statements which may not be prevented or detected. Management’s conclusions on the significant deficiencies are stated below:

I.	Subscriber Deposits

The accounting of subscriber deposits was identified by management as one of the key deficit areas in the 2008 and 2009 fiscal years, and it also continued to be deficient in the 2010 fiscal year. Specifically, the reconciliation of subscriber-wise listing and the balances of deposits as per CSMS system and the books of accounts were not adequate. Management and the units have identified that this deficiency is largely due to the legacy inherited at the time of migration from manual accounts to CSMS in the earlier years and subsequent manual adjustments of refunds out of the system. The transactions for the 2010 fiscal year in both Delhi and Mumbai units have not been tallied with the books of accounts, though the transactions for the 2010 fiscal year in respect of Mobile Services both in Delhi and Mumbai have been tallied with the books of accounts.  However,  in case of Basic (landline) Services, they have not been tallied with the books of accounts.  Accordingly, management has concluded that, as of March 31, 2010, we did not maintain effective control over the accounting of deposits received from subscribers.  Management has however taken reasonable measures during the 2010 fiscal year to ensure that this deficiency was adequately considered while preparing the financial statements for the year ended March 31, 2010 The Delhi and Mumbai units are in the process of reconciliation of current period as well as earlier period of deposits. This control deficiency could result in a misstatement to the current and non-current portion of subscriber deposits.

II.	Related Party Transactions

The accounting of transactions with our related parties consists of transactions with the DOT and BSNL is being done on the basis of the existing instructions issued from time to time by the controlling department of the government of India and other related guidelines as well as existing regulations. These guidelines require identification of transactions and/or issues under dispute and also lay down the methodology to resolve the same. There is no practice of obtaining balance confirmation for the outstanding balance at the year end, in our books and records, from such related parties and also to reconcile the said balance as per our books of accounts.  The overall balances pertaining to these related parties are not reconciled with the balances as per the books of account of such related parties..  Management took appropriate measures during the 2010 fiscal year to ensure that this deficiency was adequately considered while preparing the financial statements. Accordingly, management has concluded that, as of March 31, 2010, we did not maintain adequate control over the accounting for dues to and from related parties. Specifically, our controls were ineffective as to process of obtaining period end account balance confirmations and reconciliation thereof. This control deficiency could result in a misstatement to the balances of dues to/from related parties and the corresponding revenue and cost of revenue.

III.	Information Technology General Controls

During the review of our Information Technology General Controls (ITGC), management has identified and concluded that, as of March 31, 2010, there were certain ineffective controls in the area of Information Technology General Controls. The IT security policy and procedures require further strengthening and implementation with reference to controls related to (i) assigning IT Security officer/s to monitor IT processing activities and submit periodic reports to management and the Board of Directors and/or Audit Committee, (ii) back up practices, and (iii) appointment of independent auditors for audit of IT areas and controls.

The policy of using password has been prepared and adopted during the current year. However, the password controls have not yet been implemented for application ability at both Delhi and Mumbai Units and IMS application at the Delhi unit.  During the year under review, audit trails have been enabled in WFMS application, but were not enabled in CSMS, IMS, Ability and UNICORN applications. Overall audit trails generation, review and control processes require further strengthening.

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

However, the review of financial statements at the unit and corporate level in the FMS system pre-empted any such possible errors in preparation of financial statements in the 2010 fiscal year.

P. Parikh & Associates, the independent registered public accounting firm, has audited our consolidated financial statements in this annual report on Form 20-F, and has also issued their report, included herein, on management’s assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting as of March 31, 2010.

(c)	Attestation report of the registered accounting firm

See Item 18. “Financial Statements” for the attestation report of P. Parikh & Associates, the independent registered public accounting firm that audited our financial statements included in this Form 20-F.

(d)	Changes in internal control over financial reporting

We had undertaken certain initiatives and remedial action during the 2009 and 2010 fiscal years on the material weaknesses disclosed above and as disclosed in prior reports. Additional remedial action is being undertaken and expected to be completed in fiscal year 2011.  The remedial actions taken among other areas include: (i) physical verification of fixed assets being done on a rotation basis under a three year plan; (ii) the fixed assets register being updated giving full particulars of quantitative details, locations of the assets etc. and excess/deficit found during the physical verification being  duly accounted for; (iii) subscriber deposits being reconciled for the Mobile Services (MS) units both in Delhi and Mumbai, and, in case of basic units both at Delhi and Mumbai, the reconciliation process is ongoing; (iv) password controls being implemented for most of the applications as per IT security policy; (v) initial Business Continuity Management Plan being prepared and (v) audit trails generation being enabled for certain IT applications.

Subscriber Deposits

In respect of reconciliation of the subscriber deposits, management has directed both the Delhi and Mumbai units to complete the reconciliation on high priority basis, including linking of the debtor accounts to deposits. It was decided that only the reconciled data will be migrated to the new convergent billing system, which is likely to be operational by March 2011. In case of both Mumbai and Delhi units, MS-CDMA services have completed the subscriber deposit reconciliation

Related Party Transactions

The accounting of transactions of related parties consists of transactions with the DOT and BSNL.  While the DOT is the parent organization of the Company, BSNL is fully owned by the government of India.

In respect of transactions and balances with the DOT, the following steps have been undertaken as part of the ongoing process since last year:

1.
Both the Mumbai and Delhi units, under continued direction by the management, have submitted their net claims and related details on claims receivables and payables to the DOT to get the issues resolved. Deliberations are continuing on high levels at the DOT with the officers of CCA (Control and Communication Accounts) of the DOT at both places on a regular basis.

2.	A joint committee of senior officers of the DOT and our Company is monitoring the progress.

In respect of transactions and balances with BSNL, the following steps have been undertaken as part of the ongoing process since last year:

1.	Both the Mumbai and Delhi units have been directed to reconcile claims payable and receivable with BSNL.

2.	At both Mumbai and Delhi units, senior level officers have exchanged various correspondence and organized meetings with BSNL for obtaining balance confirmation and to resolve the same.

3.	At the corporate level, a formal committee of senior officers of our Company, BSNL and the DOT is monitoring the progress.

It may be noted that there is a periodic monitoring on these matters by the government of India. In a recent development, we have furnished all necessary details and data to the DOT as part of the issue resolution process.

Information Technology General Controls

In the 2010 fiscal year, we adopted a detailed and formal IT Security policy.  Certain areas in the IT security policy and procedures require further strengthening and implementation with reference to controls related to (i) assigning IT Security officer/s to monitor IT processing activities and submit periodic reports to management and the Board of Directors and/or Audit Committee, (ii) back up practices, and (iii) appointment of independent auditors for audit of IT areas and controls. Though delayed, these areas are to be strengthened and implemented by December 2010.  The initial Business Continuity Management Plan was prepared, and efforts are being made on a continuous basis to expedite the complete implementation of BCM strategy.

Some of these remedial actions could not be undertaken earlier due to delay in implementation of comprehensive convergent billing system, which had been scheduled to be functional by March 31, 2010, and is now expected to be functional by March 31, 2011.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Smt. Usha Sahajpal, Chairperson of the Audit Committee, Adit Jain and VS Iyer are members of the Audit Committee.  Each of them is considered a “financial expert”, as defined by applicable rules of the SEC and the NYSE.

Item 16B.  Code of Ethics

We have a Code of Conduct for Board of Directors and Sr. Management Personnel.  This Code of Conduct was drafted to comply with the provisions of Clause 49 of the Listing Agreement of the Indian Stock Exchanges.  A copy of the Code of Conduct may be obtained upon request addressed to the Company Secretary at our principal executive office, indicated on the cover of this report, and also is posted on our web site http://www.mtnl.net.in.

Item 16C.  Principal Accountant Fees and Services

M/S P. Parikh & Associates, Chartered Accountants, has served as our independent registered public accounting firm since the 2008 fiscal year.  M/S Chandabhoy & Jassoobhoy, Chartered Accountants, had served as our independent registered public accounting firm for the 2007 fiscal year.  Price Waterhouse Bangalore (New Delhi office) had served as our independent registered public accounting firm for the 2006 fiscal year.

Audit Fees

The following table sets forth the remuneration that we paid to M/S P. Parikh & Associates in 2009 and 2010 in million Rs.:

	2009	2010
Audit Fees (1)	4.18	5.00
All Other Fees	-	-
Total	4.18	5.00

(1) includes audit opinion for 2009 and 2010.

Audit fees represent fees for professional services rendered for the audit of the consolidated financial statements prepared in accordance with US GAAP.  Audit fees are fees agreed upon with M/S P. Parikh & Associates for the 2009 and 2010 fiscal years, (including related expenses) for the audit of our annual consolidated financial statements.  We did not pay any amounts to M/S P. Parikh & Associates for the 2009 and 2010 fiscal years  for audit-related fees, tax fees or other fees.

Audit committee pre-approval policies and procedures

Our Board of Directors requires management to obtain the Board’s approval before engaging independent outside auditors to provide any audit or permitted non-audit services to us, in addition to Audit Committee approval.  Pursuant to this policy, our Board of Directors pre-approves all audit and non-audit services provided by M/S P. Parikh & Associates, our principal auditor.  Pursuant to the Board’s pre-approval process, M/S P. Parikh & Associates prepares a detailed list of services that it proposes to perform during the coming year.  These proposed services are presented to the Board of Directors, which considers and approves the services.  Management is not permitted to engage our outside auditors for any audit or non-audit service that is not on the list of services approved by the Board of Directors without first returning to the Board of Directors for approval of such additional services.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

None of the members of our Audit Committee is an employee of the government of India, our majority shareholder.  As a result, we meet the independence requirements of Rule 10A-3(b)(1)(ii)(B) promulgated under the Securities Exchange Act of 1934 and comply with the listing requirements of the New York Stock Exchange.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in the 2010 fiscal year.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Governance Standards for Listed Companies

Many of the corporate governance standards set out in the NYSE Listed Company Manual do not apply to us as a “foreign private issuer.”  Under the NYSE corporate governance standards, we need only (i) establish an independent audit committee that satisfies the requirements of Rule 303A.06 of the NYSE Listed Company Manual described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE, as required by Rule 303A.12(b) of the NYSE Listed Company Manual; (iii) provide annual written affirmations to the NYSE with respect to our corporate governance practices (and provide interim written affirmations each time a change occurs to the board or any of our committees); and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies listed on the NYSE, as required by Rule 303A.11 of the NYSE Listed Company Manual.

 Indian corporate governance requirements for listed companies are contained in Clause 49 of the listing agreement that companies enter into with Indian stock exchanges.  See Item 9C. “Markets-The Indian Securities Market” in this report.

The following table sets out a brief, general summary of the significant differences between the corporate governance standards applicable to us under our listing agreements with the Indian Stock Exchanges and the requirements of standards relating to U.S. domestic companies listed on the NYSE.

Standard NYSE Practices	Our Practice
Director Independence

•
A majority of the board must consist of independent directors.  Independence is defined by various criteria including the absence of a material relationship between the director and the listed company or its affiliates.

Six of our ten directors are deemed “independent directors.”  Of the remaining directors, three are senior officers, including the Chairman and Managing Director and one is an officer of the Department of Telecommunications.  See Item 6A.  “Directors and Senior Management” in this report.

Standard NYSE Practices		Our Practice
•	The non-management directors must meet at regularly scheduled executive sessions without management.	We do not have a procedure for our non-management directors to meet periodically without management. Under Indian law, there is no such requirement.

Audit Committee

•
The audit committee must consist of at least three members and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the U. S. Securities Exchange Act of 1934, and must have a written charter.

Our Audit Committee is comprised of three members, all of whom may be deemed “independent” within the meaning established by the NYSE.  Our Audit Committee functions in accordance with Indian regulations.  See Item 16D.  “Exemptions from the Listing Standards for Audit Committees” in this report.

•	The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.	All the Audit Committee members are financially literate.

•
Each listed company must have disclosed whether their Board of Directors has identified an audit committee financial expert (as defined under applicable rules of the SEC), and if not the reasons why the board has not done so.
The Audit Committee has identified all of its member as “financial experts” (as defined under applicable rules of the SEC).

•	The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	Clause 49 of the Indian Listing Agreement address the duties, role and responsibilities of the Audit Committee.

Standard NYSE Practices	Our Practice
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

The Audit Committee reviews our financial reporting processes and systems, and also reviews our financial and risk management policies.

The Audit Committee gets involved with the review of financial press releases and meetings with analysts and rating services.

Standard NYSE Practices		Our Practice
•
The committee must also meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors and review with the independent auditor any audit problems or difficulties and management’s response.
We comply with this standard as we have an internal audit function.

•	Other Committees

•	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.
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

•	Business Codes

•	Corporate Governance Guidelines	We have established a “Code of Conduct” for directors and senior management personnel.

Standard NYSE Practices		Our Practice
•	Listed companies must adopt and disclose corporate governance guidelines.
We have adopted corporate governance guidelines as prescribed in Clause 49 of the Indian Listing Agreements.  Every year we issue a Corporate Governance Report.  That Report is part of our Annual Report and is publicly available.

•	Code of Business Conduct and Ethics

•	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for our directors, officers and employees. This Code is posted on our website.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-51, which include the following:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated balance sheets as of March 31, 2009 and 2010

•	Consolidated statements of operations for the years ended March 31, 2008, 2009 and 2010

•	Consolidated statements of shareholders’ equity for the years ended March 31, 2008, 2009 and 2010

•	Consolidated statements of cash flow for the years ended March 31, 2008, 2009 and 2010

•	Notes to the consolidated financial statements

Item 19.	Exhibits

Number	Description of Exhibit
1.1	Memorandum and Articles of Association of the Registrant, as amended on January 31, 2002. *
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

* Previously filed on September 30, 2002, as exhibits to Annual Report on Form 20-F for fiscal year 2002.

** Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).

*** Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAHANAGAR TELEPHONE NIGAM LIMITED

By:	/s/ Anita Soni
Name:	Anita Soni
Title:	Director – Finance

Date:  September 28, 2010

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

12.1	Certification of Chief Executive Officer***
12.2	Certification of Principal Financial Officer***
13.1	Certification of Chief Executive Officer***
13.2	Certification of Principal Financial Officer***

*	Previously filed on September 30, 2002, as exhibits to Annual Report on Form 20-F for fiscal year 2002.
**	Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).
***	Filed herewith.

Mahanagar Telephone Nigam Limited

Report of Independent Registered Public Accounting Firm.

To,
The Board of Directors and Shareholders of,
Mahanagar Telephone Nigam Limited.

We have audited the accompanying consolidated Balance Sheet of Mahanagar Telephone Nigam Limited and its Subsidiaries (the “Company”) as of March 31, 2010 and March 31, 2009 and the related consolidated Statements of Operations, Shareholders’ Equity and Cash Flow Statement for the year ended March 31, 2010, March 31, 2009 and March 31, 2008 respectively. We also have audited Company’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (“COSO”). These financial statements are the responsibility of the Company’s Management. The Management of the Company is also responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on assessment of effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting, based on our audits.

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

A material weakness is a control deficiency or a combination of control deficiencies that may result in the material misstatement of the financial statements. The following material weaknesses have been identified as of March 31, 2010 and have been included in management’s assessment:

1.
The Company did not maintain enough effective control over the accounting of deposits received from subscribers and on the process of reconciliation of subscriber-wise listing of deposits with the control account balance in respect of Basic (Land Line Services). There is no reconciliation of the balance of deposits as per CSMS system and the books of accounts. This control deficiency could result in a mis-statement of the current and non-current portion of Land Line customer deposits.

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

(ii)	Audit trails have not been enabled for CSMS, IMS, Ability and Unicorn applications.

(iii)	There is a deficiency in Implementation of Business Continuity Plan (BCP), as there is no back-up plan in case of any disaster/emergency.

Overall audit trails generation, review and control processes require further strengthening.  The above deficiencies could result in unauthorized access to key applications and databases and could lead to risk of breaches of security or errors remaining unnoticed and not rectified and risk of mis-statement in financial statements.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of consolidated financial statements as of March 31, 2010, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In respect of above deficiencies, in our opinion, management’s assessment on not maintaining effective internal control over financial reporting as of March 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

As described in Note 3 to the consolidated financial statements, the accompanying consolidated financial statements of Mahanagar Telephone Nigam Limited as of March 31, 2009 and for the year ended March 31, 2009 have been restated.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mahanagar Telephone Nigam Limited as of March 31, 2010 and March 31, 2009, and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2010 are in conformity with accounting principles generally accepted in the United States of America.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
Mumbai, India.
Date: September 30, 2010

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2009 Restated (Note 3)		2010		2010
	(Indian Rupees in million, except per share data and as stated otherwise)				Convenience translation into million of US $ (Unaudited)
ASSETS

Current assets:

Cash and cash equivalents	Rs.	1,419	Rs.	1,056	$24

Short term investments in bank deposits		46,725		47,835	1,064

Trading security		-		350	8

Accounts receivable, net		4,132		3,432	76

Due from related parties		12,705		15,536	346

Inventories		1,809		1,491	33

Unbilled Revenues		1,424		1,110	25

Deferred income taxes		45,275		6,072	135

Other receivables		13,487		17,531	390

Total current assets		126,975		94,414	2,100

Deferred Income Tax		4,037		8,586	191

Investments in held to maturity securities		2,453		2,423	54

Investments in affiliates		112		213	5

Property and equipment, net		78,618		82,182	1,828

Intangible Assets		107,206		100,982	2,247

Due from related parties		22,730		23,517	523

Restricted assets		15		14	0

Other assets		1,585		1,377	31

Total assets	Rs.	343,732	Rs.	313,707	$6,979

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Accounts payable	Rs.	12,487	Rs.	16,296	$363

Dues to related parties		122,301		124,861	2,778

Accrued expenses and other current liabilities		30,836		33,114	737

Total current liabilities		165,624		174,271	3,877

Accrued employee cost		36,190		62,654	1,394

Deferred income taxes		48,275		9,236	205

Dues to related parties		-		-	-

Non current portion of customer deposits		7,423		6,879	153

Total liabilities		257,512		253,040	5,629
Contingencies and commitments (refer note 23)

Shareholders’ equity
Equity shares, 800,000,000 shares authorized, par value Rs.10 per share
Issued and outstanding – 630,000,000 and 630,000,000 shares as of March 31, 2009 and 2010 respectively		6,300		6,300	140

Additional paid-in capital		6,649		6,649	148

Retained earnings		72,963		47,410	1,055

Research and development reserve		308		308	7

Total shareholders' equity		86,220		60,667	1,350

Total liabilities and shareholders' equity	Rs.	343,732	Rs.	313,707	$6,979

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended March 31,
	2008		2009 Restated		2010		2010
			(Note 3)
							Convenience
							translation
							into million
	(Indian Rupees in million, except per share data and as stated otherwise)						of US$ (Unaudited)

Revenues, net	Rs.	44,705	Rs.	41,837	Rs.	35,513	$790
Cost of revenues (excluding
depreciation and amortisation shown
separately below)		(30,522)		(31,172)		(47,938)	(1,066)
Selling, general and administrative
expenses		(8,517)		(9,028)		(17,854)	(397)

Depreciation and amortisation		(8,309)		(12,291)		(14,759)	(328)

Excess liabilities written back		320		510		568	13

Income from Operations		(2,323)		(10,144)		(44,471)	(989)

Interest from short term bank deposit		2,618		4,751		3,986	89

Interest and other income net		2,043		5,211		3,119	69

Income before unusual items, income
taxes, and share of profit/(losses) of
affiliates		2,338		(181)		(37,365)	(831)

Income taxes (Refer note 18)		121		(1,241)		11,806	263

Equity in profit/(losses) of affiliates		(1)		(8)		5	0

Net income	Rs.	2,458	Rs.	(1,430)	Rs.	(25,553)	$(568)

Earnings per equity share

Basic and diluted	Rs.	3.90	Rs.	(2.27)	Rs.	(40.56)	$(0.90)

Weighted average number of equity
shares used in computing earnings
per equity share		630		630		630	630

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

										Total
	Common stock					Retained		Research		Stockholders'
	Equity shares			Additional		earnings		and		Equity
				paid-in		Restated		development		Restated
	No. of shares	Amount		capital		(Note 3)		Reserve		(Note 3)
	(Indian Rupees in millions, except per share data and as stated otherwise)

Balance as on
March 31, 2007	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	75,620	Rs.	308	Rs.	88,877

Net income	-		-		-		2,458		-		2,458
Cash dividend paid
at the rate of
Rs.4.68 per share
including dividend
tax	-		-		-		(2,948)		-		(2,948)
Balance as on
March 31, 2008	630,000,000	Rs.	6,300	Rs.	6,649		75,130	Rs.	308	Rs.	88,387

Net income	-		-		-		1,141		-		1,141
Cash dividend paid
at the rate of
Rs.1.17 per share
including dividend
tax	-		-		-		(737)		-		(737)
Balance as on
March 31, 2009 (as
previously
reported)	630,000,000	Rs.	6,300	Rs.	6,649		75,534	Rs.	308	Rs.	88,791

Restatement
adjustments (Refer -
Note 3)	-		-		-		(2,571)		-		(2,571)
Balance as on
March 31, 2009
(Restated - Note 3)	630,000,000		6,300		6,649		72,963		308		86,220

Net income	-		-		-		(25,553)		-		(25,553)
Balance as on
March 31, 2010	630,000,000	Rs.	6,300	Rs.	6,649		47,410	Rs.	308	Rs.	60,667

Convenience
translation into
Million of US $
(unaudited)			$140		$148		$1,055		$7		$1,350

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

		2008		2009 Restated		2010	2010
				(Note 3)
							Convenience
							translation
	(Indian Rupees in millions, except per share data and as stated otherwise)						into US$ (Unaudited)
Cash flows from operating activities

Net income	Rs.	2,458	Rs.	(1,430)	Rs.	(25,553)	$(568)

Adjustments to reconcile net income to net
cash provided by operating activities:

Depreciation and Amortization		8,309		12,291		14,759	328

(Profit)/loss on sale of fixed assets		415		667		(8)	(0)

Deferred taxes		(2,023)		1,041		(4,384)	(98)

Provision for bad and doubtful debts		352		19		959	21

Excess liabilities written back		(320)		(510)		(568)	(13)
Equity in Profit/ (losses) of affiliates, net of
taxes		(2)		5		(101)	(2)

Changes in assets and liabilities, net
(Increase) / decrease in accounts receivables
and unbilled revenue		1,900		819		55	1

(Increase) / decrease in inventory		1,076		(646)		318	7
(Increase)/ decrease in dues from related
parties		(2,054)		(9,721)		(3,618)	(80)

(Increase)/ decrease in other receivables		6,179		8,695		(3,836)	(85)

(Increase) / decrease in restricted assets		283		3,374		1	0

Increase/ (decrease) in trade payables		369		3		3,809	85

Increase/ (decrease) in dues to related parties		2,390		114,183		2,560	57

Increase/ (decrease) in accrued employee cost		4,535		2,928		26,464	589
Increase / (decrease) in accrued expenses and
other payables		3,776		(869)		2,302	51
Net cash provided by the operating
activities		27,640		130,849		13,158	293

Cash flows from investing activities
Purchase of property and equipment,
Intangible Assets		(9,567)		(117,934)		(12,146)	(270)

Proceeds from property and equipment		73		961		55	1
Investment in affiliates and in held to maturity
securities		(171)		1,217		(320)	(7)

Investments in short term bank deposits		(15,342)		(14,281)		(1,110)	(25)

Net cash used in investing activities		(25,006)		(130,037)		(13,521)	(301)

Cash flows from financing activities

Dividends paid ( including tax)		(2,948)		(737)		-	-

Net cash from financing activities		(2,948)		(737)		-	-
Net increase/(decrease) in cash and cash
equivalents		(314)		73		(363)	(8)
Cash and cash equivalents at the beginning of
the period		1,660		1,346		1,419	32
Cash and cash equivalents at the end of the
period	Rs.	1,346	Rs.	1,419	Rs.	1,056	$24

Supplemental cash flow information

Cash paid for interest	Rs.	28	Rs.	12	Rs.	13	$0

Cash paid/(received) to/from income taxes	Rs.	(9,162)	Rs.	82	Rs.	(1,406)	$(31)

The accompanying notes are an integral part of these consolidated financial statements.

1.	DESCRIPTION OF BUSINESS

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

Millennium Telecom Limited (hereinafter referred to as “MTL”), a wholly owned India based subsidiary of MTNL, is engaged in providing capacity building in international bandwidth and web based tendering portal solutions. Government of India agreed in principle equal equity participation by MTNL and BSNL in Millennium Telecom Limited. However, as on March 31, 2010 no transaction to this effect has taken place.

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

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”) and presented in Indian rupees, the national currency of India which is also the functional currency of the Company. Solely for the convenience of the readers, these consolidated financial statements as of and for the year ended March 31, 2010, have been translated into United States dollars at the noon buying rate in New York city on March 31, 2010, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1= Rs.44.95. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate on March 31, 2010 or at any other date.

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
MTNL is required to pay license fees and spectrum charges to Department Of Telecommunications (“DOT”) in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The license fees and spectrum charges are expensed as incurred and computed using specified percentages as prescribed by the DOT. The specified percentage for license fees on fixed line services and cellular services were 10% of the Adjusted Gross Revenue (“AGR”) for the years ended March 31, 2008, 2009 and 2010. With effect from January 1, 2006 the Company is required to pay license fee at the rate of 6% of the AGR on the internet and broadband services (including internet telephony). License fees and spectrum charges charged to income as part of cost of revenues amounted to Rs. 4,403  million, Rs. 5,426 million (Restated Refer Note 3) and Rs.3,461 million (including license fee on Internet services) for the years ended March 31, 2008, 2009 and 2010 respectively.

Change in method of calculation of ISP license fee implemented for the financial year 2009-10 vide MTNL CO letter No. MTNL/RA/AGR/2009/Pt dated March 29, 2010 is also extended for the previous year also.  The same is  approved in the ECM held on June 12, 2010 and accordingly the license fees were reduced by Rs.70.42 million in the financial year 2008-09.

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

3G and BWA Spectrum one time charges:

The auction price of 3G  and BWA Spectrum amounting Rs.110,979.70 million payable to DOT as one time charges is accounted for as intangible assets and to be amortized for the period of 20 years and 15 years respectively on straight line basis with effect from August 8, 2008, the date of allotment of Spectrum.

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

MTNL has established the estimated useful lives of assets for depreciation purposes as follows:

Land - leasehold	Over the period of the lease

Buildings	30 to 60 Years

Cable and related equipment	20 to 25 Years

Exchanges and related Equipment	10 Years

Other fixed assets Intangible Assets (3G &BWA Spectrum)	5 to 10 Years 20 yrs for 3G & 15 yrs for BWA w.e.f. 08.08.2008

(l)	Impairment of long lived assets
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
MTNL has certain cancelable operating leases for office premises. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to Rs.619 million, Rs.656 million and Rs.657 million, for the years ended March 31, 2008, 2009 and 2010 respectively.

(n)	Retirement benefits

Company's employees

The Company has two sets of retirement schemes for its employees based on the option exercised by them. Under one scheme, the employees are eligible for provident fund, gratuity, leave encashment and in the other scheme, the employees are eligible for pension, general provident fund, gratuity and leave encashment.

Pension
The pension scheme is a defined benefit retirement plan (the “Pension Plan”). Under the pension plan, after retirement, employees are eligible for monthly payments including dearness allowance based on the last drawn salary. MTNL provides for the Pension Plan on the basis of an actuarial valuation. The entire Pension Plan of MTNL is unfunded subject to pending decision of DoT.

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
Advertising and business promotion costs are expensed as incurred and amounted to Rs.353 million, Rs.431 million and Rs.423 million for the years ended March 31, 2008, 2009 and 2010 respectively.

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

(s)	Recently issued accounting pronouncements

i)
Effective July 2009, the FASB issued ASU No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standard Codification (ASC), or the Codification, as the official single source of authoritative U.S. generally accepted accounting principles.  All existing accounting standards are superseded.  The Codification also includes all relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections within the Codification.  Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emering Issue Task Force Abstracts. All guidance contained in the Codification carries an equal level of authority.  Instead, it will issue Accounting Standard Updates (ASUs), which will serve to update the Codification, provided background information about the guidance and provide the basis for conclusions on the changes to the Codification.  The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented.  All other non-grandfathered non-Commission accounting literature not included in the Codification will become non-authoritative.

ii)
In September 2006, the FASB issued ASC Topic 820 “Fair Value Measurement and Disclosures” (previously FAS-157, Fair Value Measurements). ASC 820 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  This Statement establishes a framework for measuring fair value and expands disclosures about fair value measurements.  ASC 820 does not require any new fair value measurements but provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurements.  Upon adoption of the Statement, any difference between the carrying amounts and the fair values of instruments would be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings.  In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) delaying the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statement on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 for items within its scope.  Implementation of ASC 820 did not have a material effect on the Company’s consolidated financial statements.

iii)
In February 2007, the FASB issued ASC Topic 825 “Financial Instruments” (previously FAS-159, The Fair Value Option for Financial Assets and Financial Liabilities).  This Statement permits entities to measure eligible financial assets and liabilities, firm commitments and other eligible items at fair value, on an instrument-by-instrument basis, that is otherwise not permitted under other generally accepted accounting principles.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  ASC 825 was effective for periods ending after June 15, 2009.  The Company has not elected to use fair value measurements under ASC 825 with respect to any eligible instruments.

iv)
In December 2007, the FASB issued ASC Topic 805 “Business Combinations” (previously FAS-141R, Business Combinations, which had replaced FAS-141).  ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquire, at the acquisition date, measured at their fair value, with limited exceptions specified in the Statement.  In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquire at full amounts of their fair values. This Statement also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. ASC 805 applies prospectively to business combinations consummated in fiscal years beginning after December 15, 2008.  The Company adopted this Statement effective April 1, 2009.  The Company believes the effect of ASC 805 will depend on the nature and significance of any acquisitions that are subject to this Statement.

v)
In December 2007, the FASB issued ASC Topic 810 “Consolidation” (previously FAS-160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51).  ASC 810 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity.  Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions.  ASC 810 applies prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years beginning after December 15, 2008.  The Company is currently evaluating the requirements of ASC 810 and has not yet determined the impact this Statement may have on the Company’s consolidated financial statements.

vi)
In March 2008, the FASB issued ASC Topic 815 “Derivatives and Hedging” (previously FAS-61, Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133).  ASC 815 requires enhanced disclosures on derivative and hedging activities with regard to using derivative instruments in terms of underlying risk and accounting designation.  This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. ASC 815 applies prospectively for fiscal years beginning after November 15, 2008.  The Company is currently evaluating the requirements of this Statement and has not yet determined the impact this Statement may have on the Company's consolidated financial statements.  The Company does not expect this Statement to have a material impact on its consolidated financial statements.

vii)
In April 2008, the FASB issued ASC Topic 350 “Intangibles- Goodwill and Other” (previously FSP FAS 142-3, Determination of the Useful Life of Intangible Assets).  ASC 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC No. 350, Goodwill and Other Intangible Assets. This standard is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, applied prospectively, with early adoption prohibited.  Refer to Note 3 for restatement based upon a one-time charge which affected the intangible assets and depreciation & amortization in the fiscal year ended March 31, 2009.

viii)
In December 2008, the FASB issued ASC Topic 715 “Compensation-Retirement Benefits” (previously FSP FAS-132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets).  This ASC requires additional disclosures about plan assets held in an employer’s defined benefit pension or other post-retirement plan, including the fair values of the various categories of plan assets held, classification of level of fair value disclosure, and changes during the period attributable to actual return on plan assets and purchase sales and settlements of assets.  ASC 715 is effective for fiscal years ending after December 15, 2009.  Such disclosure did not have a material impact on such financial statements.

ix)
In April 2009, the FASB issued ASC Topic 320 (previously FSP FAS 115-2 and FSP FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments)  contemporaneously with issuing ASC Topic 820 (previously FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly). ASC 320 establishes a new model for measuring other-than-temporary impairments for debt securities, including establishing criteria for when to recognize a write-down through earnings versus other comprehensive income.  ASC 820 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured.  All of these ASCs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption by the Company did not have a material impact on its financial statements.

x)
In May 2009, the FASB issued ASC Topic 855 “Subsequent Events” (previously FAS-165, Subsequent Events).  ASC 855 establishes general standards for accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued (i.e., all approvals necessary for issuance, such as from management and the board of directors, have been obtained).  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date that is, whether that date represents the date the financial statements were issued or were available to be issued.  This disclosure should alert users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  ASC 855 was effective for interim and annual periods ending after June 15, 2009.  The Company has evaluated all events or transactions that occurred after March 31, 2010 through August 20, 2010, the date the Company issued these financial statements.  During that period, the Company took short-term loans to pay the 3G Spectrum one time charge of Rs.30,300 million, which includes Rs. 5,300 million paid to FDR and Rs.35,340 million paid to the DOT from the Company’s own resources in the month of May 2010.  MTNL also took on a short term loan for Rs.45,339.70 million to pay the DOT for the one-time BWA spectrum charge in the month of June 2010.

xi)
In June 2009, the FASB issued ASC Topic 810 “Consolidation” (previously SFAS 167, Consolidation of Variable Interest Entities) which revises the approach in determining when an entity is insufficiently capitalized or not controlled through voting rights should be consolidated. by assessing the power of the Company to direct the activities that impact the entity’s economic performance and its significant risks and rewards.  The Company believes that this guidance did not have a material impact on its financial statements.

(t)	Reclassifications
Certain items previously reported in specific financials statements captions have been reclassified to conform to the current year’s presentation.

3.           RESTATEMENT OF FINANCIALS FOR THE YEAR 2008-09:

MTNL has restated the results of operations for the year ended March 31, 2009 to reflect the correction of error in the prior period.  The nature of adjustments is as follows:

MTNL had provided for Rs.213.20 million during the year 2008-09 on account of 3G and BWA spectrum as license fee on the base reserve price subject to finalization of auction process by DOT and therefore the accounting policy in this regard was not made on that date. On finalization of the auction process by DOT, during the current year i.e 2010-11, in accordance with DOT guidelines dated August 1, 2008 on 3G spectrum and BWA spectrum and on finalization of the price on spectrum vide DOT letter No P-11014/13/2008-PP dated May 21, 2010, for 3G and DOT letter No P-11014/13/2008-PP dated June 12, 2010, on BWA spectrum, the liability for Rs.110,979.7 million has been accounted for by creating intangible assets as one time charges payable to DOT for 3G and BWA spectrum. This is to be amortized for the period of 20 years and 15 years for 3G and BWA spectrum respectively on straight line basis. Accordingly the amortized amount for the period from August 8, 2008, the date of allotment of spectrum, to March 31, 2009 is Rs.4,082.30 million.

Change in method of calculation of ISP license fee implemented for the financial year 2009-10 vide MTNL CO letter No. MTNL/RA/AGR/2009/Pt dated March 29, 2010,  is also extended for the previous year also.  The same was approved in the ECM held on June 12, 2010 and accordingly the license fees were reduced by Rs.70.42 million in the financial year 2008-09.

The following table presents the impact of the restatement adjustments on net income for the year ended March 31, 2009, as well as the impact on various line items within the statement of operations under US GAAP :

(Rs. in millions except per share data)	For the year ended March 31, 2009
Statement of Income
Net Income as previously reported	1,141.00
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Amortization of 3G & BWA	(4,082.30)
License fee	283.62
Net Income as restated	(1,430.13)
Cost of Revenue as previously reported	(31,456.00)
Adjustments:
License fee	283.62
Cost of Revenue as restated	(31,172.38)
Depreciation and amortisation as previously reported	(8,209.00)
Adjustments:
Amortization of 3G & BWA	(4,082.30)
Depreciation and amortisation as restated	(12,291.30)
Income Tax Expense as previously reported	(2,468.47)
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Income Tax Expense as restated	(1,240.92)
Basic and diluted Earning per share as previously reported	1.81
Adjustments:	(4.08)
Basic and diluted Earning per share as restated	(2.27)

The following table presents in greater detail the impact of the restatement adjustment on MTNL's previously reported shareholders' equity as at March 31,2009 under US GAAP :

(Rs. in millions except per share data)	For the year ended March 31, 2009

Shareholder's equity as previously reported	75,534.00
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Amortization of 3G & BWA	(4,082.30)
License fee	283.62
Shareholder's equity as restated	72,963.00

The following table presents the impact of the restatement adjustments on balance sheet line items as of March 31, 2009 under US GAAP :

(Rs. in millions except per share data)

Balance Sheet data	As of March 31, 2009
	As previously reported		As restated
Deferred Income Tax Assets - current	Rs.	7,649	Rs.	45,275
Other receivables		13,583		13,487
Intangible Assets		309		107,206
Deferred Income Tax liabililty - non current		11,973		48,275
Dues to related party	Rs.	11,605	Rs.	122,301

4.	RELATIONSHIP BETWEEN DOT/BSNL/VSNL AND THE COMPANY (Also refer note 20)

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

The following table gives details in respect of the Company’s significant revenues and (expenses) related to carriage of ILD calls, NLD calls License Fees, Spectrum Charges and inter connect usage charges with the above mentioned related parties:

	For the years ended March 31,
	2008	2009 Restated (Note 3)	2010	2010
	(Million of Rupees)			(Million of US $) Unaudited
VSNL - Expenses for carriage of ILD calls originating on MTNL’s network	(487)	(270)	(175)	(4)

VSNL - Revenues for ILD/NLD calls terminating on MTNL’s network	90	97	143	3

DOT - License fees and spectrum charges (Refer note 5)	(4,127)	(5,427)	(3,461)	(77)

BSNL - Networking charges for NLD calls (Refer note 5)	(3,487)	(1,826)	(1,451)	(32)

BSNL - Revenues for interconnect usage charges as per TRAI Regulation	2,725	1,186	342	8

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

Subsequent to the March 31, 2004, a meeting was held between DOT, BSNL and MTNL to resolve the ambiguity with respect to license fee and networking charges. The parties agreed that the license fees were payable at 12% of AGR and networking charges as per TRAI regulations with effect from August 1, 1999. Also, the revenue sharing percentages earlier agreed to between MTNL and BSNL, other than those governed by TRAI regulations, were revised with retrospective effect. This had resulted in an incremental charge of Rs.3,520 million on account of license fee and a benefit of Rs.1,515 million on account of networking charges for periods up to March 31, 2003, which had been accounted for in the year ended March 31, 2004.

During the year ended March 31, 2006, the Company has accounted for a reversal of license fees amounting to Rs.3,408 million. The Company has received a confirmation from DOT stating that provisional assessment of license fees up to the financial year 2004-05 in respect of MTNL has been completed and that MTNL has fully paid all license fee dues up to March 31, 2005. Subsequent to the year ended March 31, 2006, the Company has also received an NLD license from DOT. One of the pre-requisites for obtaining an NLD license is the absence of any dues towards DOT on account of license fees. In view of the above and after obtaining an opinion from a legal counsel the Company has concluded that there is no longer any ambiguity regarding the license fees payable for the period up to March 31, 2003 (Rs.3,520 million) and for the years ended March 31, 2004 and 2005. The Company has accounted for Rs.3,408 million (net) the additional amounts accrued up to March 31, 2005 as a reduction in license fees in the statement of income as part of cost of revenues for the year ended March 31, 2006.

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

During the year ended March 31, 2010, no fresh developments took place in this matter.

6.	CASH & CASH EQUIVALENTS

	2009	2010	2010
	(Millions of Rupees)		(Millions of Dollars) Unaudited
Cash at bank and in hand	1,419	1,056	24
Cash and cash equivalents	1,419	1,056	24

7.	INVESTMENTS IN BANK DEPOSITS

Investments in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to Rs.46,725 million and Rs.47,835 million as of March 31, 2009 and 2010 respectively with maturities from more than three months to one year. Interest on investments in bank deposits is recognized on accrual basis.

8.	PROPERTY & EQUIPMENT

	2009 Restated (Note 3)		2010		2010
	(Millions of Rupees)				(Millions of Dollars) Unaudited
Land & buildings		16,726		17,362	386
Cable and related equipment		75,990		77,405	1,722
Exchanges and related Equipment		72,178		78,674	1,750
Other fixed assets		6,436		6,648	148
Intangible Assets		111,410		111,545	2,482
Capital work in progress		9,166		11,448	255
Total		291,906		303,082	6,743
Accumulated depreciation and amortization		(106,081)		(119,918)	(2,668)
Property and equipment, net	Rs.	185,824	Rs.	183,164	$4,075

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

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate. MTNL has not paid stamp duty in respect of any of the acquired or leased properties. Accordingly, MTNL may be liable for stamp duty and penalties thereon if a deed is registered by MTNL in the future (other than with respect to the DOT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by MTNL from the Government as at March 30, 1987 are to be borne by the Government. The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable MTNL to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, MTNL cannot sell its properties without payment of stamp duties and registering the properties in its name. In preparing these consolidated financial statements, MTNL has capitalized provision for stamp duty based on its best estimate amounting to Rs.62 million and Rs.47 million as of March 31, 2009 and 2010 respectively. MTNL does not intend to sell any of these properties. In terms of its Articles of Association MTNL has to obtain prior approval of the President of India in respect of sale or disposal of any land or building costing more than Rs.1 million.

9.	INVESTMENTS IN HELD TO MATURITY SECURITIES

Investments of MTNL consist of held-to-maturity securities (“HTM”).

	As of March 31,
	2009		2010		2010
	(Million of Rupees)				(Million of US $) Unaudited
Held-to-maturity securities

11.5% Bonds of Maharashtra Krishna Valley Development Corporation	Rs.	2,500	Rs.	2,500	$56
Investments - Non-current	Rs.	2,700	Rs.	2,500	$56

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

As of September 30, 2009, ITI had not redeemed the first, second, third , fourth and last tranches amounting to Rs.200 million each pursuant to the original repayment schedule.

Management has evaluated the investment in ITI for impairment, on the basis that the first, second and third tranches for repayment have not been settled by ITI. Management has evaluated the financial condition and business outlook of ITI including the new purchase orders received by ITI for supply of GSM equipment from BSNL and the Company. We currently have accounts payable to ITI of Rs.142 million as of March 31, 2010, which, pursuant to the share agreement, we can legally settle against the repayments owing under the cumulative preference shares.  In addition, we have the intent and ability to retain the debt security for a period of time sufficient to allow for anticipated recovery in value.

Based on this evaluation and specifically considering that the share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to MTNL endorsing the investment and also provides MTNL a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI, management has concluded that Rs.800 million of this debt security due as of September 30, 2008 is impaired and as of March 31, 2009 further Rs.200 million of this debt security due has been impaired. Entire amount of investment in ITI has been impaired  up to fiscal year 2009

However, DOT vides its letter no. U-59011-10/2002-FAC dated July 31, 2009, deferred the repayment schedule of the above cumulative preference shares to 2012-13 onwards in five equal annual installments.

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

MTNL records an investment impairment charge when management believes an investment has experienced a decline in value that is judged to be other than temporary. MTNL monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of the above investments, management believes that there is no impairment of investments as of March 31, 2010.

10.	INVESTMENT IN EQUITY AFFILIATE

On July 21, 2001, MTNL, in consortium with Telecommunications Consultants India Limited, VSNL and Nepal Venture Private Limited entered into a joint venture arrangement to form United Telecom Limited (UTL). UTL was formed to provide wireless in local loop (“WLL”) services in Nepal. As at March 31, 2003, MTNL had invested Rs. 200 million in UTL in proportion to its 26.7% holding. In 2004, MTNL invested Rs. 33 million in UTL in proportion to its 26.7% holding.  In the year ended March 31, 2007 MTNL has further invested Rs.56 million and During the year ended March 31, 2010 MTNL has invested Rs. 69 Million in proportion to its share. MTNL’s equity in profit of the affiliate amounted to Re.1 million for the year ended March 31,2008. MTNL’s equity in loss of the affiliate amounted to Rs.5 million for the year ended March 31, 2009 and MTNL’s equity in profit of the affiliate amounted to Rs.6 million for the year ended March 31, 2010. The carrying value of investment in UTL is Rs. 172 million and Rs.69 million as of March 31, 2009 and 2010, respectively.

On March 31, 2006, MTNL STPI IT Services Ltd. (hereinafter referred to as “STPI”), a joint venture of MTNL and Software Technology Parks of India, a society registered under the Ministry of Information Technology with  50% share holding. The main objective of the company is to undertake all such activities that are required to make domain “India in” popular. The project under this joint venture is under way. STPI project of data centre at Chennai (formerly Madras) will provide services like messaging, web-hosting, application hosting, web-farming application etc. The Company is on process of recruiting its own staff and will be recruiting the best professionals from software industry by providing remuneration in line with the industry.  As on March 31, 2010, total investment of MTNL in share of STPI is Rs. 23 million.

11.	INVENTORIES

	2009		2010		2010
	(Millions of Rupees)				(Million of US $) Unaudited
Cabling		1,083		849	19
Exchange equipment		631		548	12
Telephone and Telex Equipments		451		589	13
Other		153		-	-
Less: Allowance for slow moving/obsolete stock		(508)		(496)	(11)
	Rs.	1,809	Rs.	1,491	$33

Activity in allowance for slow moving / obsolete stock is as follows:

	For the years ended March 31,
	2008	2009	2010	2010
	(Million of Rupees)			(Millions of US $) Unaudited
	Rs.	Rs.	Rs.	$
Balance at beginning of year	491	499	508	11
Charged to expense	127	20	41	1
Less: amounts written off	(119)	(10)	(54)	(1)
Balance at end of year	499	508	496	11

12.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL DEBTS

Accounts receivable are stated net of allowance for doubtful debts. Accounts receivable are not collateralized. The allowance for doubtful debts is determined principally on the basis of past credit loss experience and an evaluation of potential losses on the outstanding receivable balances. The activity in allowance for uncollectible accounts is given below:

	For the years ended March 31,
	2008		2009		2010		2010
	(Millions of Rupees)						(Millions of US $) Unaudited
Balance at beginning of year		6,191		7,510		7,272	162
Charged to expense		411		71		1,142	25
Less: Amounts written off		908		(310)		(656)	(15)
Balance at end of year	Rs.	7,510	Rs.	7,272	Rs.	7,759	$173

13.	RESTRICTED ASSETS

As on March 31, 2010, restricted assets comprising of unclaimed dividend for the financial years 2002 to 2009 amounting to Rs.14 million.

14.	OTHER RECEIVABLES

Other receivables consist of the following:

Other receivables
	As of March 31,
	2009 Restated (Note - 3)		2010		2010
	(Million of Rupees)				(Million of US $) Unaudited

Loans to employees		1,761		1,530	34
Advance tax (refer note below)		(1,283)		(2,674)	(59)
Accrued interest		3,423		3,109	69
Others		11,172		16,944	377
		15,072		18,908	421
Less: Other assets, non-current		(1,585)		(1,377)	(31)
	Rs.	13,487	Rs.	17,531	$390

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities

	As of March 31,
	2009		2010		2010
	(Millions of Rupees)				(Millions of US $) Unaudited
Interest accrual		2		1	0
General provident fund contribution of employees		10,878		11,813	263
Deferred income		5,291		5,246	117
Advance received from customers and others		761		1,706	38
Customer deposits		1,856		1,720	38
Accrued employee cost		1,061		5,118	114
Other payables and accruals		10,987		7,510	167
	Rs.	30,836	Rs.	33,114	$737

The General Provident Fund accrual represents amounts contributed by employees (who have opted for the Government pension rules), net of advances taken. Prior to the absorption (in the year 2000), this fund was being maintained by DOT. MTNL has raised claims amounting to Rs.11,813 million on DOT up to March 31, 2010 (2009: Rs.10,878 million) in respect of employee contributions (pre absorption) together with the interest accrued. An offsetting amount has been included in the non-current portion of amounts due from related parties as disclosed in Note 20.

Subsequent to absorption, in the absence of any rules available for deposit of such employee contributions, the amounts of employee contributions have been retained by MTNL. These funds are not restricted and could be used to fund the activities of MTNL until such time that the funds must be transferred to the GPF Trust. During the year ended March 31, 2006 a GPF Trust had been created and Rs.4,340 million had been transferred to GPF Trust. The outstanding amount owing to the trust of Rs.11,813 million continues to be a part of accrued expenses and other current liabilities as of March 31, 2010 as the amount is due to be recovered by the DOT.

16.	INTEREST AND OTHER INCOME, NET

Interest and other income, net consist of the following:

	For the years ended March 31,
	2008		2009		2010		2010
	(Millions of Rupees)						(Millions of US $) Unaudited
Interest from investment in MKVDC		288		288		288	6
Interest on loans to employees		109		129		161	4
Interest on advances and others, net		310		357		292	6
Interest paid on customers deposits		(16)		(11)		(7)	(0)
Interest on Income Tax Refunds		1,100		1,426		1,970	44
Other income		251		3,022		415	9
Interest and other income, net	Rs.	2,043	Rs.	5,211	Rs.	3,119	$69

17.	EXCESS LIABILITIES WRITTEN BACK

The excess liabilities written back includes accruals being reversed to income and relates to unmatched excess cash received in respect of debtors (which, as per The Limitation Act, after a period of three years become time barred and become property of the Company), amounting to Rs.26 million for the year ended March 31, 2010. This line item also includes other time barred liabilities outstanding for more than 3 years amounting to Rs.203 million for the year ended March 31, 2010, and other provisions no longer required which have been written back amounting to Rs.338 for the year ended March 31, 2010.

18.	INCOME TAXES

Total income tax expense is attributable to income from continuing operations and consists of the following:

	For the years ended March 31,
	2008		2009 Restated (Note 3)		2010		2010
	(Million of Rupees)						(Millions of US $) Unaudited
Current tax		1,903		2,282		(11,311)	(252)
Deferred tax		(2,024)		(1,041)		4,384	98
Taxes For Earlier Years Written back / Paid		-		-		(4,880)	(109)
Aggregate Taxes	Rs.	(121)	Rs.	1,241	Rs.	(11,806)	$(263)

	For the years ended March 31,
	2008		2009 Restated (Note 3)		2010		2010
	(Million of Rupees)						(Millions of US $) Unaudited
Income before taxes and share from affiliates		2,338		(181)		(37,365)	(831)
Average enacted tax rate in India		33.99%		33.99%		30.90%
Computed tax expense		795		(62)		(11,546)	(257)
Effect of tax assessed for earlier years		(8,074)		(4,482)		(6,940)	(154)
Effect of change in tax rates		(1)		-		-	-
Permanent differences		7,159		5,784		6,680	149
Income taxes recognized in the statement of income	Rs.	(121)	Rs.	1,241	Rs.	(11,806)	$(263)

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

We have has filed appeals against that partial allowance to the higher authority. Also refer to 23iii(b)(ii) to the notes to the consolidated financial statements.  During the year ended March 31, 2008, we received refunds from Income Tax Authority in respect of penalty levied for the years 1995-96, 1996-97, 2000-01 and 2001-02.  These penalty refunds pertain to the claims made by us under 80IA of the Indian Income Tax Act.  The penalty amount was refunded by the income tax department along with interest thereon which had duly been accounted for in the statement of operations for the year ended March 31, 2008.  An excess provision amounting to Rs.6,050 million were made to the tax expenses during the year ended March 31, 2008.

During the year ended March 31, 2008, the Assessing Officer allowed partial refunds in respect of deductions under Section 80IA for assessment years 2001-02 and 2003-04. During the 2009-10 fiscal year, the Honorable ITAT allowed our claim under section 80IA for six assessment years (1998-99, 1999-00, 2000-01, 2001-02, 2002-03 and 2005-06) to exempt up to 75% of the income we earned from services.  The Income Tax authorities has refunded the tax amount Rs.2,819.00 million (including Interest of Rs.1361.84) for assessment year 1998-99 and rest of the years are in progress. We have filed further appeal during the year 2010-11, in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL, which is similarly situated.

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	As of March 31,
	2009 Restated (Note 3)		2010		2010
	(Million of Rupees)				(Millions of US $) Unaudited
Deferred tax assets:
Allowances for bad and doubtful debts		1,461		1,643	37
Deferred settlements amount not recognized in income		44,668		2,794	62
Post retirement benefits		2,545		2,735	61
Others		638		7,486	167
Total deferred tax assets		49,312		14,658	326
Deferred tax liabilities:
Excess of tax allowance over depreciation		(42,257)		(3,218)	(72)
Interest capitalized		(6,018)		(6,018)	(134)
Total deferred tax liabilities		(48,275)		(9,236)	(205)
Net deferred tax asset / (liability)	Rs.	1,037	Rs.	5,421	$121

Net deferred tax assets / (liabilities) included in the consolidated balance sheets are as follows:

	As of March 31,
	2009 Restated (Note 3)		2010		2010
	(Million of Rupees)				(Millions of US $) Unaudited
Current:
Deferred tax assets		45,275		6,072	135
Non-current:
Deferred tax assets		4,037		8,586	191
Deferred tax liabilities		(48,275)		(9,236)	(205)
Total non current		(44,238)		(650)	(14)
Net deferred tax asset / (liability)	Rs.	1,037	Rs.	5,421	$121

19.	RETIREMENT BENEFITS

(a)	Employees seconded from DOT

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

	For the years ended March 31,
	2008		2009		2010		2010
	(Million of Rupees)						(Million of US $) Unaudited
Pension (including gratuity)		13		16		18	0
Leave encashment		7		7		12	0
	Rs.	20	Rs.	23	Rs.	30	$1

(b)	Employees of MTNL

i.	Pension, Gratuity and Medical benefits

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

During the year ended March 31, 2004, majority of employees had opted for absorption with MTNL. MTNL determined the incremental liability on account of revised pay scales and related retirement cost based on an actuarial valuation. MTNL has raised claims on DOT amounting to Rs.2,784 million for the period up to the October 1, 2000, which represent amounts recoverable towards retirement benefits calculated at the rates prescribed by DOT for its employees on secondment. These have been included in Dues from related parties as disclosed in Note 20.

During the year ended March 31, 2005, an additional 1,108 executive employees opted for absorption with MTNL. MTNL has determined the incremental liability on account of revised pay scales and related retirement cost based on an actuarial valuation. In respect of these employees, MTNL has raised claims on DOT amounting to Rs.541 million for the period upto the October 1, 2000, which represent amounts recoverable towards retirement benefits calculated at the rates prescribed by DOT for its employees on secondment. These have been included in Dues from related parties as disclosed in Note 20.

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

iii.	The following tables sets forth the status of the pension, gratuity plan and medical benefits. The measurement date used is March 31, of the relevant fiscal year.

The Pension Plan
	As of March 31,
	2009		2010		2010
	(Million of Rupees)				(Million of US $) Unaudited
Accumulated benefit obligation	Rs.	30,803	Rs.	39,881	$887
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year		31,451		33,487	745
Service cost		1,025		1,100	24
Interest cost		2,620		2,860	64
Actuarial loss		(231)		21,298	474
Benefits paid		(1,378)		(1,772)	(39)
Projected Benefit obligation at the end of the year		33,487		56,973	1,267
Changes in plan asset		-		-	-
Unfunded status		(33,487)		(56,973)	(1,267)
Accrued provision for pension	Rs.	(33,487)	Rs.	(56,973)	$(1,267)

	For the Years Ended March 31,
	2009		2010		2010
	(Million of Rupees)				(Million of US $) Unaudited
The components of net pension costs are reflected below:
Current service cost	Rs.	1,025	Rs.	1,100	$24
Actuarial obligation assumed on account of absorption		-		-	-
Interest cost		2,620		2,860	64
Loss on curtailment		-		-	-
Actuarial loss		(231)		21,298	474
Net periodic pension cost	Rs.	3,414	Rs.	25,258	$562

Cash Flows

For the financial year ended March 31,	Expected contribution
	(Million of Rupees)	(Million of US $) Unaudited
2011	1,950	43
2012	2,077	46
2013	2,212	49
2014	2,356	52
2015	2,509	56
2016 – 2019	19,434	432

The Gratuity Plan

	As of March 31,
	2009		2010		2010
	(Million of Rupees)				(Million of US $) Unaudited
Accumulated benefit obligation	Rs.	6,377	Rs.	6,383	$142
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year		6,335		8,380	186
Service cost		290		386	9
Interest cost		530		720	16
Actuarial (gain) or loss		1,533		570	13
Past Service Cost (Vested Benefits)		-		1,036	23
Curtailment Loss		-		-	-
Actuarial obligation assumed on account of absorption		-		-	-
Benefits paid		(308)		(648)	(14)
Projected Benefit obligation at the end of the year	Rs.	8,380	Rs.	10,444	$232
Changes in plan asset
Fair value of the plan assets at the beginning of the Year		6,335		6,637	148
Actual return on plan assets		302		407	9
Employer contributions		308		2,562	57
Benefits paid		(308)		(648)	(14)
Plan assets at the end of the year	Rs.	6,637	Rs.	8,958	$199

Unfunded status		(1,742)		(1,487)	(33)
Accrued provision for gratuity	Rs.	(1,742)	Rs.	(1,487)	$(33)

	For the years ended March 31,
	2009		2010		2010
	(Million of Rupees)				(Million of US $) Unaudited
The components of net gratuity costs are reflected below:
Current service cost		290		386	9
Actuarial obligation assumed on account of absorption	_			-	-
Interest cost		530		720	16
Actuarial (gain) or loss		1,749		874	19
Curtailment (Gain)/ Loss		(519)		(710)	(16)
Past Service Cost (Vested Benefits)		-		1,036	23
Net periodic gratuity cost	Rs.	2,050	Rs.	2,306	$51

Cash Flows

The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Million of Rupees)	(Million of US $) Unaudited
2011	700	16
2012	1,230	27
2013	950	21
2014	450	10
2015	420	9
2016 – 2019	1,050	23

iv. Leave Pay Obligation

The weighted average actuarial assumptions used to determine benefit obligations and net periodic benefit cost were:

	2008		2009		2010
Discount rate		8.25%		8.50%		8.50%
Future salary increases		5.00%		4.00%		3.50%
Future pension increases		5.00%		1.50%		4.00%
Rate of return on plan assets		8.50%		8.00%		8.00%
Rate of hospitality incidence (% of mortality rate)		150.00%		150.00%		150.00%
Average hospitalization period per year	10 days		10 days		10 days
Average expenses per hospitalization	Rs.	50,000	Rs.	50,000	Rs.	50,000

v.	Provident fund

Provident fund, a defined contribution plan, is being administered through trustees and MTNL’s contributions are expensed each year. MTNL has recognized Rs.265 million, Rs.332 million and Rs.516 million for the years ended March 31, 2008, 2009 and 2010 respectively in the consolidated statements of income.

vi.	Voluntary Retirement Scheme

During the year ended March 31, 2005, MTNL implemented a Voluntary Retirement Scheme for certain eligible employees. Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time (all prior to March 31, 2005). The scheme provided for ex-gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment. MTNL’s obligation amounted to Rs.1,381 million for the year ended March 31, 2005. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs.40 million and Rs.236 million respectively for the year ended March 31, 2005. The Company has made actual payments amounting to 1,428 million as against the estimates of Rs.1381 million in respect of the VRS scheme implemented during the year and accordingly the additional charge of Rs.47 million has been accounted in the year ended March 31, 2006.

During the year ended March 31, 2006, MTNL implemented two more Voluntary Retirement Schemes for executives and non executives respectively. Under the schemes, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time. The schemes provide for ex-gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment. The Non executive employees were to exercise their options from March 20, 2006 to April 10, 2006. Under the scheme 312 employees exercised their options till March 31, 2006 and 1,069 employees subsequent to March 31, 2006. MTNL’s obligation amounted to Rs.227 million for those who exercised their option before March 31, 2006. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs. NIL and Rs. NIL for the year ended March 31, 2007 and 2008 respectively.

The Executive employees exercised their options during the year ended March 31, 2006. Under this scheme, MTNL’s obligation amounted to Rs.677 million for the year ended March 31, 2006. In addition, the curtailment loss in the gratuity and pension plan on account of the VRS amounted to Rs.48 million and Rs.136 million respectively for the year ended March 31, 2006.

20.	RELATED PARTY TRANSACTIONS

MTNL is a Government Company under the Indian Companies Act. MTNL is listed on the major stock exchanges in India and the New York Stock Exchange. As of March 31, 2010, the Government owned 56.25% of the issued share capital of MTNL, with the remaining balance owned by private investors.  Consequently, the Government, acting through the DOT, continues to control MTNL and has the power to elect all of its Directors to determine the outcome of most actions requiring approval of the Board of Directors or Shareholders, including proposed expansions of MTNL's business (including into areas in which MTNL may compete with BSNL), transactions with the DOT or the assertion of claims against the DOT/BSNL.

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

As noted in Note 10, MTNL has a 26.7% holding in United Telecom Limited (UTL) and 50% holding in MTNL STPI IT Services Ltd. (STPI).

Note 4 describes in more detail the nature of the relationships between the DOT/BSNL/VSNL and the Company as well as transactions with these parties. Amounts due to and from the DOT/BSNL/VSNL are disclosed separately on the Company’s balance sheet as amounts due to/from related parties.

The balances receivable from and payable to related parties other

	As of March 31,
	2009 Restated (Note 3)				2010
	Receivables		Payables		Receivables		Payables
	(Millions of rupees)

DOT (note i)	Rs.	22,730	Rs.	1,13,743	Rs.	23,517	Rs.	1,13,910
BSNL (note ii)		12,705		7,898		15,536		10,269
VSNL (note ii)		0		660		0		683
Due from / to Related Parties	Rs.	35,435	Rs.	1,22,301	Rs.	39,053	Rs.	1,24,861
Less: Current Portion		12,705		7,898		15,536		10,269
Due from / to Related Parties, non-current portion	Rs.	22,730	Rs.	1,14,403	Rs.	23,517	Rs.	1,14,593
Due from / to Related Parties - Current Million of US $ Unaudited		$250		$155		$346		$228
Due from / to Related Parties - Non Current Million of US $ Unaudited		$447		$2,249		$523		$2,549

Note i:

The amounts due from the DOT are primarily on account of pre-absorption retirement benefits which are recoverable by MTNL. Such retirement benefits (pre absorption) were calculated at the rates prescribed by DOT (Refer Note 19). Furthermore, amounts recoverable for the General Provident Fund in respect of employee contributions (pre absorption) of Rs.11,793 million (2009: Rs.10,878 million) together with the interest accrued (Refer Note 15) is also included in this balance. Amounts due to the DOT represent license fees and spectrum charges to be paid by MTNL in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime (Refer Note 2(e) and 4).

Note ii:

Amounts due from BSNL and VSNL represent trade receivables related to interconnect usage charges as per TRAI Regulations and the payables are on account of networking charges for NLD calls. (Refer Note 4).

Management has classified the amounts due from the DOT and VSNL as non-current on the basis that there are no fixed terms for repayment from these related parties, and while management expects to negotiate settlement of the amounts within the next 12 months, there are no assurances that this will occur.

21.	EQUITY SHARES

The Company has only one class of capital stock referred to herein as equity shares. Par value of each equity share outstanding as of March 31, 2010 is Rs.10.

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

Under Indian GAAP the accumulated retained earnings available for distribution to equity shareholders, subject to certain restrictions was Rs.91,715 million, Rs.98,230 million and Rs.74,700 million as of March 31, 2008, 2009 and 2010 respectively.

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

Credit risk
Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2009 and 2010, there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements. To reduce credit risk, MTNL performs ongoing credit evaluation of customers.

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

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2010 is Rs.2,485 million as compared to their carrying amount of Rs.2,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2010 is Rs.1,325 million as compared to their carrying amount of Rs.1,528 million.

Due to the uncertainties attached to the timing of ultimate realization of restricted assets, it is not practicable to determine their fair values.

23.	CONTIGENCIES AND COMMITMENTS

i.	CAPITAL COMMITMENTS

Contractual commitments for capital expenditure pending execution were Rs.4,915 million and Rs.9,515 million as of March 31, 2009 and 2010 respectively. Contractual commitments for capital expenditures are related to purchase of property and equipment.

ii.	GUARANTEES

MTNL has outstanding financial/performance bank guarantees of Rs.942 million and Rs.951 million as of March 31, 2009 and 2010 respectively. The bank guarantees are essentially provided to the Government of India for financial and performance roll out obligations as prescribed in respective license agreements.

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
We had received a demand to pay sales tax in respect of certain historical telecommunications revenues, mainly telephone rental charges. We had received a demand from the state government of Maharashtra, of which Mumbai is a part, for payment of Rs.682 million in sales tax for fiscal 2003-04.  During the year ended March 31, 2010, this demand case was settled vide order no JC/APP-II/LA250/09-10/57, dated September 14, 2009.

Further, we had also received notice from the Delhi state government seeking further information in aid of an investigation into whether a similar demand should be made upon us. The amount of issue in Delhi is significantly less. During the year ended March 31, 2007, the case relating to Delhi was settled.

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

MTNL has challenged the demands raised before the respective high courts and the Company has been granted interim stays against enforcement of the demands. However this stay order is subject to the outcome of the Supreme Court judgment on the issue. During the year ended March 31, 2006, the Supreme Court of India has concluded in the BSNL Vs Union of India case that rendering basic services does not amount to a "transfer of right to use the telephone system". Hence the imposition of the sales tax on any facility of the telecommunication services is untenable in law. Based on opinion received from legal counsel and drawing reference to the judgment of the Supreme Court of India in the abovementioned case, management believes that the sales tax departments would have to withdraw their demands of sales tax on basic telephony and that an adverse outcome in respect of the above is remote. The amount of demand pertaining to Mumbai outstanding is Rs.682 million. During the year ended March 31, 2010, this case relating to this was settled vide order no JC/APP-II/LA250/09-10/57, dated September 14, 2009.

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

As part of the appeals process, the Company had deposited under protest, amounting to Rs.3,146 million as of March 31, 2009. These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets.

ii.
The Income Tax authorities have historically disallowed the Company’s claim for a tax holiday under section 80IA of the Indian Income Tax Act, 1961 (Also refer note 18). For assessment years 2001-02 to 2004-05, the income tax authorities have demanded Rs.10,677 million as penalties for the deduction claimed by the Company under Section 80 IA -Income Tax Act, 1961. The Company is contesting these disputes at various levels of income tax appellate authorities including the ITAT. During the year ended March 31, 2006, the Company’s appeal to determine the applicability of section 80 IA has also been admitted by the High Court. Under the Indian laws, High Courts only admit a case, pertaining to income taxes, if there is a ‘question of law’ involved in the litigation and not ‘a question of facts’. Under the Income tax laws no penalty can be levied if there is a ‘question of law’- interpretation involved. The Company has adequately disclosed in its income tax filings its claims under section 80IA and further since its appeal has also been admitted by the High Court, management believes that it is ‘a question of law’ on which no penalty can be levied by the income tax authorities. Also, the ITAT has restored the claim of the company u/s 80IA for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 to the assessing officer.

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

During the 2009-10 fiscal year, the Honorable ITAT allowed deduction under section 80IA for six assessment years (1998-99, 1999-00, 2000-01, 2001-02, 2002-03 and 2005-06) to exempt up to 75% of the income we earned from services.   The Income Tax authorities has refunded the tax amount Rs.2,819.00 million (including Interest of Rs.1,361.84) for assessment year 1998-99 and rest of the years are in progress. We have filed further appeal during the year 2010-11, in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL, which is similarly situated.

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

iv. During the year 2009-10, the Income Tax department has raised a demand of Income tax for Rs.5,635.72 million treating the Customer deposits as income for the AY 2006-07 because these deposits are subject to reconciliation. The Customer deposit, per se,  can not be treated as income since it is payable to customer at the time of termination of telephone services. On the above appeal is pending before CIT. The Company believes it has a valid defense against these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

(c)  Disputes with BSNL

In accordance with the Inter Connect Usages Regulations, the Company has accounted for interconnection charges payable to BSNL amounting to Rs.6,924 million and Rs.3,627 million for the years ended March 31, 2004 and 2005 respectively (also refer 5).  However BSNL had raised a bill for the interconnection charges for the calls originating from MTNL’s network and terminating/transiting at/from BSNL amounting to Rs.12,165 million and Rs.8,030 million for the years ended March 31, 2004 and 2005 respectively. The Company’s contention was that the claim was not adequately supported by BSNL and hence not accepted by the Company.

In the absence of an interconnection agreement, MTNL had provided NLD/ILD access charges for the period ended March 31, 2002 at the rates lower than those demanded by BSNL. Subsequent to the year ended March 31, 2004, in a meeting held between DOT, BSNL and the Company the rates for NLD calls for the year ended March 31, 2002 were agreed and accordingly the Company has accounted additional liability of Rs.233 million during the year ended March 31, 2004. The Company may be required to pay ILD access charges amounting to Rs.195 million for the period April 1, 2001 to January 31, 2002 on the settlement of the dispute with BSNL in this regard.

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

Subsequent to the year end March 31, 2006, meetings have been held between BSNL and MTNL wherein BSNL has raised additional claims for the year upto March 31, 2005 aggregating Rs.2,007 million and claims amounting to Rs.5,670 million for the year ended March 31, 2006 on account of networking and others charges. As against these claim for the year ended March 31, 2006 the Company has accounted Rs.4,040 million for networking charges payable to BSNL.

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

During the year ended March 31, 2008, MTNL has raised claims against BSNL for duct charges and tax usage charges amounting to Rs.515 million and Rs.546 million respectively.  MTNL has not recognized these claims as income.

During the year ended March 31, 2009, MTNL raised claims against BSNL for duct charges and tax usage Charges amounting to Rs.522.12 million and Rs.1223.55 million respectively. MTNL has not recognized these claims as income in its statement of operations as BSNL has rebutted such claims.

During the year ended March 31, 2010, MTNL raised claims against BSNL for Tax Usage Charges amounting to Rs.700.83 million. We have not recognized these claims as income in our statement of operations due to absence of any interconnect agreement with BSNL.

During the year ended March 31, 2009 the MTNL raised bills on BSNL for infrastructure charges amounting to Rs.2199.36 million and electricity and other charges amounting to Rs.364.18 million which has not been rebutted by BSNL. Management believes that this income claimed will be recoverable from BSNL. Hence, the same has been recognized as income in the statement of operations.

Further, during the year ended March 31, 2010, the MTNL raised bills on BSNL for infrastructure charges amounting to Rs.403.17 million and electricity and other charges amounting to Rs.86.12 million which has not been rebutted by BSNL. Management believes that this income claimed will be recoverable from BSNL. Hence, the same has been recognized as income in our statement of operations.

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
i.
In 1998, M&N Publication made claims for Rs.5,415 million against the Company. These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of business opportunities. The Company has made claims of Rs.4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator. The Company believes that it has valid defenses to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable. The dispute with M&N Publication (renamed as GETIT Infomediary Pvt Ltd.) is pending before Justice A.M. Ahmadi, former Chief Justice of India.

ii.
In the year 2004-2005, Alcatel brought claims aggregating to Rs.151.53 million (including interest from 1996 till date on the claims made Rs.103.89 million)   (March 2009 Rs.145.18 million) against the Company. These claims arise out of contract for supply of digital local telephone exchange equipment. These claims include claims for loss of reputation and loss of business opportunity. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iii.
The Company has received claims aggregating Rs.424.11 (March 2009 Rs.395.25 million) from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arise from the contract for PRM services, which were started in the year 1999-2000. MTNL has not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers. The claim includes Rs.119 million towards loss of profit and wasteful expenditure incurred by the parties. The Company believes it has a valid defense against these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iv.
The Company has received claims from CMC limited aggregating to Rs.644.88 (March 2008 Rs 596.79) million.  These claims arise out of usage of leased circuits for which MTNL has charged them rental for CUG services as per the revised tariff plan which is disputed by CMC Limited. These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs 220 million..  The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

v.
The Company has received claims aggregating Rs.150.25 million (March 2009 Rs.141.81 million) From M/s Haryana Telecom for dispute in respect of reduction of notified rates for supply of PIJF cables to MTNL against DoT T.E. No. 14-21/94-MMT(MMS) dated November 30, 1994 opened on January 24, 1995. The claim of the claimant is of Rs.3,68,14,819/-with interest at 24% from June 1997 till date of payment. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

vi.
The DOT has given commitment vide GOI Ministry of Communication and IT department of Telecom vide letter  no 40-29/2002-Pen(T) dated August 29, 2002, that it has been agreed in principal that payment of pensionaries benefits including the family pension to the government employees absorbed in MTNL and who have opted for government scheme of pension shall be paid by the government. The exact modalities in this regard are being worked out by the department of pension and pensioner welfare. Pending decision of modalities of liability payable to DOT towards pension contribution on MTNL, so as to have a prudent method, on conservative basis , MTNL has opted the method of valuation as per AS 15(Revised) through actuarial valuation for defined benefit plan of central government pension scheme and the provision for Rs.5,697.23 million as on March 31, 2010 is kept separately in the books under schedule M of IGAAP. Pending final decision of the issue the above liability is subject to modalities to be finalized by DOT and may vary. However, on conservative basis though the liability will not attract clause (b) of section 43B of Indian Income Tax Act, 1961 contingent liability to the extent of Rs.19,024 million is created.

vii.
Additionally the Company is also involved in law suits and claims amounting to Rs.3,587 million pending at various authorities which arise in the ordinary course of the business. Management believes that it has a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows.

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
The following table summarizes the potential exposure (excluding interest and penalty) of the Company of March 31, 2010 with respect to above stated pending litigations in the event the same is settled against the Company:

		As of March 31,
	Also refer note:	2010		2010
		(Million of Rupees)		(Million of US $) Unaudited

Dispute relating to Customer deposits	23 (iii) (b) (iv)		5,636	125

Dispute relating to disallowance of 80 IA deduction	23 (iii) (b) (ii)		6,526	145

Disputes with BSNL	23 (iii) (c)		3,637	81

Disputes with DOT	23 (iii) (d)		1,738	39

Arbitration dispute with M & N Publications	23 (iii) (e) (i)		5,415	120

Arbitration dispute with Alcatel	23 (iii) (e) (ii)		152	3

PRM services	23 (iii) (e) (iii)		424	9

CMC Services	23 (iii) (e) (iv)		645	14

M/s Haryana Telecom	23(iii) (e) (v)		150	3
Pension liabilities	23(iii) (e) (vi)		19,024	423

Other Lawsuits and claims	23(iii) (e) (vii)		3,587	80
Total		Rs.	46,934	$1042

24.	SEGMENTAL INFORMATION

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

During the year ended March 31, 2006, the Company has started operations in Mauritius. However, as the operations are insignificant as compared to the overall business of the Company, the same have not been considered for separate segment disclosure. During the years ended March 31, 2008, March 31, 2009, and March 31, 2010, no single customer has contributed for revenue in excess of 10% of total revenue.

MTNL’s operating segment information for the years ended March 31, 2008, 2009 and 2010 are as follows. The table gives the amounts reviewed by the CODM reconciled to the consolidated US GAAP financial statements.

The amounts reviewed by the CODM are based on internal accounting policies of the Company which are different from US GAAP.

	Basic	Cellular	Unallocated (Corporate)	Elimination	Total	Reconciling Adjustments	Consolidated Totals
Millions of Rupees
For the year ended March 31, 2010
Revenue — External customers	29,610	6,951	-	-	36,561	(1,048)	35,513
Revenue — Inter-segment	426	107	-	(533)	-	-	-
Total Revenues	30,036	7,058	-	(533)	36,561	(1,048)	35,513
Operating income / (loss)	(37,854)	172	(9,944)	-	(47,626)	3,156	(44,471)
Interest income/ (expense), net	3,917	11	8,815	-	12,743	(6,341)	6,402
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	5	5
Non Operating income, net	525	165	5	-	694	9	704
Net income / (loss)	(33,412)	347	(1,124)	-	(34,189)	(3,176)	(37,365)

Segment assets	120,087	18,736	204,161	-	342,985	(29,278)	313,707
Depreciation and amortization	6,308	1,106	10,182	-	17,595	(2,836)	14,759
Capital expenditures for long-lived assets	5,095	5955	897	-	11,947	-	11,947

For the year ended March 31, 2009
Revenue — External customers	36,299	8,261	-	-	44,560	(2,723)	41,837
Revenue — Inter-segment	623	210	-	(834)	-	-	-
Total Revenues	36,923	8,471	-	(834)	44,560	(2,723)	41,837
Operating income / (loss)	(6,736)	1,573	380	-	(4,784)	(5,360)	(10,144)
Interest income/ (expense), net	4,724	2	1,925	-	6,651	2,542	9,194
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	(8)	(8)
Non Operating income, net	422	219	129	-	770	(1)	768
Net income / (loss)	(1,590)	1,794	2,434	-	2,638	(2,819)	(181)
Segment assets	123,723	13,467	91,602	-	228,792	114,940	343,732
Depreciation and amortization	6,191	793	5	-	6,988	5,302	12,291
Capital expenditures for long-lived assets	7,144	1,472	5	-	8,621	110,980	119,601
For the year ended March 31, 2008
Revenue — External customers	38,787	8,438	-	-	47,225	(2,520)	44,705
Revenue — Inter-segment	1,172	384	-	(1,556)	-	-	-
Total Revenues	39,959	8,822	-	(1,556)	47,225	(2,520)	44,705

Operating income / (loss)	(636)	2,121	(1,214)	-	270	(1,794)	(1,524)
Interest income/ (expense), net	739	25	3,346	-	4,110	6	4,115
	-	-	-	-	-	(1)	(1)
Equity in earnings/(losses) of associated companies, net of taxes
	2,451	182	(696)	-		(1,391)	546
Non Operating income, net
Net income / (loss)	2,554	2,327	1,435	-	6,316	(3,979)	2,337
Segment assets	119,660	12,747	82,058	-	214,464	(20,918)	193,546
Depreciation and amortization	6,354	681	5	-	7,041	1,268	8,309
Capital expenditures for long-lived assets	5,912	3,269	2		9,182	-	9,182

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

More specifically, the reconciling items relate to the following:

•
The reconciling items pertaining to revenues amounted to Rs.2,520 million, Rs.2,723 million and Rs.1,048 million for the years ended March 31, 2008, 2009 and 2010. These reconciling items primarily pertain to non-recognition of revenues under US GAAP (Refer notes 23(iii)(c) and 23(iv)) since the amounts are either disputed or collectibility is not reasonably possible and netting off of commissions from revenues under US GAAP.

•
The reconciling items pertaining to operating income/(loss) amounted to Rs.(1,794) million, Rs.(5,360) million and Rs.3,156 million for the years ended March 31, 2008, 2009 and 2010. These reconciling items are mainly attributable to US GAAP adjustments for revenues, cost of revenues and selling general and administrative expenses and reclassification of excess liability written back. The cost of revenues and selling, general and administrative expenses have reconciling items on account of accounting for employee benefits, depreciation, provision for doubtful debts and other adjustments on account of BSNL/DOT (Refer notes 4 and 5) under US GAAP.

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

25.	SUBSEQUENT EVENTS

a)
MTNL has taken short term loan for 3G spectrum one time charges Rs.30,300 million including Rs.5,300 million against FDR and balance Rs.35,340 million paid to DOT from own resources in the month of May 2010. In case of BWA spectrum one time charges MTNL raised short term loan for Rs.45,339.70 million and paid to DOT in the month of June 2010 ( refer note 3 )

b)
No events or transactions have occurred since the date of Balance Sheet or are pending that would have a material effect on the financial statement at that date or for the period then ended, other than those reflected or fully disclosed in the books of accounts except mentioned in para (a).

c)
No events have occurred that are of such significance in relation to the Company’s affairs as to require mention in a note to the financial statements in order to make them not misleading regarding the financial position , results of operations, or cash flows of the Company except mentioned in para (a).

26.	SIGNIFICANT RISKS AND UNCERTAINTIES

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

d)
The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable MTNL to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, MTNL cannot sell its properties without payment of stamp duties and registering the properties in its name. (Also refer to note 8).

e)
TRAI on September 23, 2009 has issued “Telecommunication Mobile Number portability Regulations (MNP), 2009” MNP allows the subscribers to retain their existing mobile number when they move from one service provider to another service provider on payment of certain charges and on fulfilling certain other conditions. These shall be implemented with effect from November 2010 in the license areas of MTNL. The management believes that the movement of subscribers from one service provider to another service provider would increase competition between the service providers and would act as a catalyst for the service providers to improve their quality of service. This could have a material effect both favorable and adverse on the Company’s business, financial condition and results of operations.

(f)
The Finance Ministry of India is mulling to introduce the GST(Goods & Service Tax) in India converging the Value added tax and Service tax into single tax regime with effect from April 1, 2011. The proposed rate for GST is 12% , 16% & 20%. The prevalent rate for service tax in India, which is levied for various services including telecommunication service, is 10.30%. The proposed rate for GST is higher by 60% of the existing rate. High GST rate for telecom services in India could adversely impact investments that are critical for growth. Under GST regime, States also to tax service but it requires special consideration  on the basis of supply rules viz. inter circle or intra circle calls, inter operator transactions, national long distance, roaming transactions, cross border transactions etc. Introduction of GST may also exclude the Power and petroleum product from its ambit resulting the disallowance of input credits as no taxes/levies paid on procurement on these sectors would be recoverable.

(g)
In order to simplify the direct tax provision the Government of India has issued the draft Direct Tax Code Bill, 2009 and which is intended to come in force with effect from April 1, 2012 onwards. Under the existing provisions of the Act, deduction is available to the telecom operators in respect of capital expenditure incurred for obtaining licence to operate telecommunication services (Section 35ABB). The deduction is allowed equally over the period of the licence. There is no specific provision dealing with deductibility of the 3G spectrum fees in Direct Tax Code. Since the Company had paid huge amount towards 3G spectrum fees, disallowance of such expenditure may lead to Company paying at higher tax rate.