Form 20-F
period 2011-03-31
MAHANAGAR TELEPHONE NIGAM LTD
filed 2011-09-29
CIK 1160262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011

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

12th Floor, Jeevan Bharati Building, Tower-1
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 630,000,000 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  YES    ☐       NO    ☒

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

PRESENTATION

The financial information in this report has been prepared in accordance with US GAAP with respect to our consolidated statements of operations, shareholders’ equity and cash flow for the fiscal years ended March 31, 2009, 2010 and 2011, and our balance sheets as of March 31, 2010 and 2011.  Our fiscal year ends on March 31 of each year, so all references to a particular fiscal year are to the year ended March 31 of that year.  The consolidated financial statements, including the notes to those financial statements, are set forth at the end of this report.

For purposes of this report, “we,” “us,” “our,”  “MTNL” or the “Company” refers to Mahanagar Telephone Nigam Limited; Rs. refers to Indian rupees; and U.S.$ refers to U.S. dollars.

Although we have translated in this report certain Indian rupee amounts into U.S. dollars for convenience, this does not mean that the rupee amounts referred could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all.  All translations from Indian rupees to U.S. dollars with respect to financial data as of March 31, 2011 are based on the noon buying rate in the City of New York for cable transfers in Indian rupees on such date.  The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given.  The noon buying rate on March 31, 2011 was Rs.44.54 per U.S.$1.00.  For more information regarding rates of exchange between the Indian rupee and the U.S. dollar, see Item 3. “Key Information-Selected Financial Information-Exchange Rates” in this report.

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

INTRODUCTION

Mahanagar Telephone Nigam Limited was established by the government of India in 1986 to provide fixed-line and other basic telecommunications services in Delhi and Mumbai.  Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India.  Since then we have taken actions to become a leading telecommunications company in India.  As of March 31, 2011, our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 3.58 million fixed lines in service.  In February 2001, we launched our cellular services using global system for mobile communications or GSM technology in Delhi and Mumbai and, as of March 31, 2011, we had approximately 5.2 million subscribers.  We launched CDMA-based services in 1997 based on limited mobility, and as of March 31, 2011, we had approximately 160,000 limited mobile subscribers in Mumbai and Delhi.  CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference.  We launched broadband services in 2004 and as of March 31, 2011, we had approximately 940,000 broadband subscribers in Mumbai and Delhi.  We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 1.5 million Internet access subscribers as of March 31, 2011. In December 2008, we were the first operator to inaugurate the 3G services in India, with commercial launch in February 2009 in Delhi and in May 2009 in Mumbai.  See Item 4. “Information on the Company” in this report.

The government of India owns approximately 56.25% of our equity shares and the Life Insurance Company of India owns approximately 18.18% of equity shares, with the balance of the shares publicly traded on the major stock exchanges in India and as American Depositary Shares on the New York Stock Exchange.  See Item 7A. “Major Shareholders and Related Party Transactions-Major Shareholders” in this report.

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

Our selected financial and operating data included in this report are presented in Indian rupees and are derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) for the fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011.

The selected statement of operations data and cash flow data for the three years ended March 31, 2011, and the selected balance sheet data as of March 31, 2010 and 2011 under US GAAP have been extracted or derived from our consolidated audited US GAAP financial statements which are included elsewhere in this report. The selected statement of operations data and cash flow data for the years ended March 31, 2007 and 2008, and the selected balance sheet data as of March 31, 2007, 2008 and 2009 under US GAAP are derived from our consolidated audited US GAAP financial statements not included in this report.  Our historical results do not necessarily indicate our results expected for any future period.

Consolidated financial statements for the year ended March 31, 2011 have been translated for convenience into U.S. dollars (although we have translated certain rupee amounts in this report into U.S. dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all).  All translations from Indian rupees to dollars with respect to financial data as of March 31, 2011 are based on the noon buying rate in New York City for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York on such date.  The noon buying rate on March 31, 2011 was Rs.44.54 per U.S.$1.00.

Under US GAAP

Statement of Income Data:	Fiscal Years Ended March 31,
	2007		2008		2009		2010		2011		2011
	(Restated)
	(Rs. In millions except per share data)										Convenience translation intoo millions of US $ (Unaudited)
Revenues (Rs.)		45,475		44,705		41,837		35,513		36,778	826
Total cost and expense		(48,927)		(47,027)		(51,981)		(79,983)		(65,348)	(1,467)
Liability for post retirement medical benefits written back		5,794		-		-		-		-	-
Operating income		2,342		(2,323)		(10,144)		(44,471)		(28,510)	(641)
Other income/(expense), net		7,894		4,661		9,962		7,105		4,935	111
Income before income taxes		10,236		2,338		(181)		(37,365)		(23,634)	(531)
Income taxes		1,073		121		(1,241)		11,806		(9,276)	(208)
Equity in (losses) of affiliates		(7)		(1)		(8)		5		15	0
Net income (loss) (Rs.)		11,302		2,458		(1,431)		(25,553)		(32,895)	(739)
Weighted average equity shares outstanding		630		630		630		630		630	14
EPS - Basic and diluted		17.94		3.90		(2.27)		(40.56)		(52.22)	(1)
Basic and diluted earnings per GDR/ADS	Rs.	35.88	Rs.	7.80	Rs.	(4.54)	Rs.	(81.12)	Rs.	(110)	(2)
Dividends paid per equity share	Rs.	4.56	Rs.	4.68	Rs.	1.17		-		-	-
Dividends paid per equity share		$0.11		$0.12		$0.02		-		-	-
Dividends paid per GDR/ADS	Rs.	9.12	Rs.	9.37	Rs.	2.34		-		-	-
Dividends paid per GDR/ADS		$0.21		$0.23		$0.05		-		-	-

Balance Sheet Data:	As of March 31,
	2007		2008		2009		2010		2011		2011
	(Restated)
	(Rs. in millions except per share data)										Convenience translation into million of US $ (Unaudited)
Cash and cash equivalents	Rs.	1,660	Rs.	1,346	Rs.	1,419	Rs.	1,056	Rs.	1,276	29
Investment in bank deposits		17,102		32,444		46,725		47,835		459	10
Due from related parties		23,659		25,713		35,435		39,053		43,978	988
Total assets		178,937		193,547		343,732		313,707		245,049	5,502
Due to related parties		5,729		8,118		122,301		124,861		20,005	449
Total liabilities		90,060		105,160		257,512		253,040		217,277	4,878
Total shareholders equity		88,877		88,387		86,220		60,667		27,771	624
Capital stock1		12,949		12,949		12,949		12,949		12,949	290

__________________
1 Includes capital stock and additional paid-in capital.

Cash Flow Data:	Fiscal Years Ended March 31,
	2007		2008		2009		2010		2011		2011
	(Restated)
	(Rs. in millions except per share data)										Convenience translation into million of US $ (Unaudited)
Net cash from operating activities	Rs.	9,672	Rs.	27,640	Rs.	130,849	Rs.	13,158	Rs.	(112,261)	(2,520)
Net cash used in investing activities		(6,780)		(25,006)		(130,037)		(13,521)		37,924	851
Net cash from financing activities		(2,873)		(2,948)		(737)		-		74,557	1,674

Restatement of Previously Reported Amounts

We had provided for Rs.213.20 million during the 2009 fiscal year on account of 3G and BWA spectrum as license fees on the base reserve price subject to finalization of auction process by the Department of Telecommunications (DOT) and therefore the accounting policy in this regard was not made on that date. On finalization of the auction process by the DOT, during 2011 fiscal year, in accordance with DOT guidelines, dated August 1, 2008, on 3G spectrum and BWA spectrum and on finalization of the price on spectrum via DOT letter No. P-11014/13/2008-PP, dated May 21, 2010, for 3G and DOT letter No P-11014/13/2008-PP dated June 12, 2010, on BWA spectrum, the liability for Rs.110,979.7 million has been accounted for by creating intangible assets as one time charges payable to DOT for 3G and BWA spectrum.

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

The following table presents the impact of the restatement adjustments on net income for the year ended March 31, 2009, as well as the impact on various line items within the statement of operations under US GAAP :

(Rs. in millions except per share data)	For the year ended March 31, 2009
Statement of Income
Net Income as previously reported	1,141.00
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Amortization of 3G & BWA	(4,082.30)
License fee	283.62
Net Income as restated	(1,430.13)
Cost of Revenue as previously reported	(31,456.00)
Adjustments:
License fee	283.62
Cost of Revenue as restated	(31,172.38)
Depreciation and amortization as previously reported	(8,209.00)
Adjustments:
Amortization of 3G & BWA	(4,082.30)
Depreciation and amortization as restated	(12,291.30)
Income Tax Expense as previously reported	(2,468.47)
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Income Tax Expense as restated	(1,240.92)
Basic and diluted Earnings per share as previously reported	1.81
Adjustments:	(4.08)
Basic and diluted Earnings per share as restated	(2.27)

The following table presents in greater detail the impact of the restatement adjustment on our previously reported shareholders' equity as of March 31, 2009 under US GAAP:

(Rs. in millions except per share data)	For the year ended March 31, 2009
Shareholder's equity as previously reported	75,534.00
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Amortization of 3G & BWA	(4,082.30)
License fee	283.62
Shareholder's equity as restated	72,963.00

The following table presents the impact of the restatement adjustments on balance sheet line items as of March 31, 2009 under US GAAP :

	As of March 31, 2009
Balance Sheet data	As previously reported		As restated

Deferred Income Tax Assets - current	Rs.	7,649	Rs.	45,275
Other receivables		13,583		13,487
Intangible Assets		309		107,206
Deferred Income Tax liability - non current		11,973		48,275
Dues to related party	Rs.	11,605	Rs.	122,301

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian Stock Exchanges and, as a result, will likely affect the market price of our American Depository Shares, or ADSs, in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one US dollar would be exchanged based on the noon buying rate in the City of New York for cable transfers of Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal Year Ended March 31,	At end of period	Average rate (1)	High	Low

2007	43.10	45.06	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.87	46.32	51.96	39.73
2010	44.95	47.18	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012 (through September 16, 2011)	47.27	44.93	47.58	44.00

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

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
April 2011	44.51	44.00
May 2011	45.33	44.27
June 2011	45.00	44.59
July 2011	44.62	44.03
August 2011	46.15	44.06
September 2011 (through September 16)	47.58	45.66

On September 16, 2011, the noon buying rate was Rs.47.27= U.S.$1.00.

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

The Indian government is rapidly liberalizing the telecommunications industry in India.  The Department of Telecommunications (DOT) may license, at its discretion, multiple additional service providers in any service area, with respect to both basic telecommunications services and cellular services.  In November 2003, the DOT issued guidelines for Unified Access Licenses, which cover both basic and cellular services within a service area.  In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-line access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access.  Basic services also include CDMA-based fixed wireless and mobile services (without roaming) and broadband internet access (DSL).

The market for our basic services is limited to Mumbai and Delhi.  Tata Teleservices Limited, Reliance Infocomm Limited, Bharti Airtel Limited, Ideas Cellular and Vodafone Essar are currently competing with us in those markets for basic services.  All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocomm, low-cost CDMA mobile and fixed wireless technology.  The Telecom Regulatory Authority of India (TRAI) issued “Telecommunication Mobile Number Portability Regulations (MNP), 2009” which was implemented in January 2011 in our license areas and make migration between service provides easier, thus increasing competition between the service providers and adding pressure on service providers to retain customers.  We are particularly vulnerable to losing market share if these or other operators aggressively target our largest subscribers.  Some of our largest customers have already migrated to other basic service operators.

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

Increased competition has kept and will likely continue to keep downward pressure on prices and has required and will likely continue to require us to increase our capital investment to improve and expand our services. Further, the restriction on our ability to provide basic services outside of the Mumbai and Delhi inhibit us in competing with companies with a Pan-India presence. These developments, in turn, have had and may continue to have a negative impact on our profitability.  See Item 4B. “Business Overview -Competition.”

Our business is subject to substantial regulation by the Government.

The Indian government regulates our business through licensing of services and service areas, and through price tariffs on our services.  The license for fixed-line services is valid until March 31, 2013 and for cellular services is valid until October 2017.  The DOT retains the right to revoke our licenses after giving one month’s notice to us.  The DOT also retains the right, after giving notice to us, to modify the terms and conditions of our licenses at any time including the related tariffs and fees, and to permit additional licenses or bidding, if it believes it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector.  A revocation of any license or a change in significant terms of any license, such as its duration, the amount of license fee payable, the range of services permitted and the scope of exclusivity could limit our ability to operate particular lines of our business or result in increased costs in the form of increased license fees or costs associated with applying for new licenses, or contesting limitations on our licenses and would have a material adverse effect on the Company’s business, financial condition and results of operations.

Reductions in telecommunications tariffs in India are expected to continue to have an adverse effect on our results of operations and financial condition.

Telecommunications tariffs in India have declined significantly in recent years.  The decline in tariffs and the phase out of Access Deficit Charges (ADCs), while resulting in a traffic volume growth spurt, has materially and adversely affected our revenues and net income.  Accordingly, our historical revenue is not indicative of future revenue based on comparable traffic volumes.  As the prices for our communications services decrease, then unless we are able to increase volume or offer additional services from which we can derive additional revenue or otherwise reduce our operating expenses, our operating results will decline and our business and financial results will suffer.

We have sustained recent financial losses and expect to continue to sustain losses in the near future.

We sustained net losses of Rs.32,895 million for the 2011 fiscal year, Rs.25,553 million for the 2010 fiscal year, and Rs.8,500 million for the three months ended June 30, 2011.  These losses are attributable to decreases in revenues, and increases in the cost of revenues and selling, general and administrative expenses during those fiscal periods as well as employee benefits.  See Item 5A. “Operating Results” in this report.  Further, the audited financial statements for the year ended March 31, 2009 were restated.  See Note 3 to our consolidated financial statements in this report.

We do not plan to pay any dividend for fiscal year 2011

By reason of financial losses sustained for the 2011 fiscal year and continuing losses for the first quarter of the 2012 fiscal year, our Board has recommended that we do not pay any dividend for the 2011 fiscal year.  Although we did not pay any dividends for the 2010 fiscal year, previously we had paid dividends at the rate of Rs.1 per equity share for the 2009 fiscal year and of Rs.4 per equity share for the three fiscal years prior thereto.  There is no assurance that we will resume payment of dividends on our equity shares in the near future.

We need to continue to increase the volume of traffic on our network to generate profits.

We must continue to increase the volume of Internet, data, voice and video transmissions on our network in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network.  If we do not maintain our relationships with current customers and develop new large-volume customers, we may not be able to substantially increase traffic on our network, which may adversely affect our ability to become profitable.  With increased competition from new licensees together with price reductions in many portions of our offering services, we also need to leverage our existing infrastructure to realize better utilization of network, operating efficiencies and cost benefits.  Further, certain costs, including costs related to repairs and maintenance, can be of a fixed nature and, in the absence of revenues shall continue to adversely impact our profitability.  No assurance can be given that we will achieve the revenue increases and expense reductions to reach profitability in the future.

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

We have significant amounts due from related parties and our inability to collect them or change the terms of our arrangements with our related parties could adversely affect our revenues and profitability.  See Notes 4, 5, 20, 25(c) and 25(d) to our consolidated financial statements and Item 7B. “Related Party Transactions” and Item 4B. “Business Overview - Legal Proceedings” in this report.

India’s Ministry of Communications has appointed private sector banks to act as consultants to advise on restructuring BSNL and us.  We understand that these consultants have submitted their reports.  There have been media reports about consideration of a merger of BSNL and us or the transfer by the DOT of their shares in us to BSNL or to a holding company that will control both BSNL and us or the listing of BSNL shares on a national securities exchange.  We cannot assess the likelihood of such a transaction, or the impact of such a transaction on our business or the value of our shares or ADSs.

We do not have title to property, and we cannot sell our properties without payment of stamp duties and registering properties in our name.

In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to us by an order of the government of India (the Government) and a deed of sale was executed by the Government in our favor representing an irrevocable transfer.  Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal, duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the DOT, transferred by the Government to us has been executed but has not been registered with the appropriate municipal authorities.  The formal transfer deed and physical delivery of possession of the DOT’s non-real estate assets has resulted in the transfer of such non-real estate assets of the DOT to us in Delhi and Mumbai.  See Item 4D. “Property, Plant and Equipment-Properties” in this report.

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate.  We may be liable for stamp duty, if any, upon registration (other than with respect to the DOT properties acquired from the Government as of March 30, 1987). All liabilities for stamp duties in respect of the DOT properties acquired by us from the Government as of March 30, 1987 are to be borne by the Government.  We have been advised by our counsel that, although we have valid possession (including the risks and rewards of ownership) and title to all of our property, we need to have certain documents relating to transfer or lease of real property duly registered and stamped to enable us to perfect and thereby acquire marketable title to real property in our possession.  Accordingly, we cannot sell our properties without payment of stamp duties and registering the properties in our name.  In preparing these consolidated financial statements, we have capitalized provision for stamp duty based on its best estimate amounting to Rs.47 million and Rs.63 million as of March 31, 2010 and 2011 respectively. We do not intend to sell any of these properties. In terms of its Articles of Association, we must obtain prior approval from the President of India in respect of any sale or disposal of any land or building costing more than Rs.1 million.

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

We are incorporated in India and U.S. investors should be aware that there are differences in the governance standards and shareholder rights for a company incorporated in the United States and those applicable to a foreign issuer such as us.  Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act), Sarbanes-Oxley Act of 2002, U.S. Securities and Exchange Commission (SEC) or New York Stock Exchange (NYSE) rules or regulations, Securities and Exchange Board of India (SEBI) rules, and Indian stock market listing regulations create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.  See Item 16G. “Corporate Governance” in this report.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources and external auditor’s independent assessment of the internal controls over financial reporting.  We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.  The Dodd-Frank Act has imposed additional corporate governance standards on companies, like us, whose securities are listed in the United States under the rules of the SEC and the New York Stock Exchange.

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

As of March 31, 2011, management had concluded that our internal controls over periodic reporting were not effective by reason of certain material weaknesses, particularly as to reconciliation of subscriber deposits, accounting for related party transactions and information technology controls.  These deficiencies could result in misstatements in reporting in those areas.  We had undertaken and completed certain initiatives and remedial action in those areas during the 2011 fiscal year and are continuing such remedial action.  See Item 15. “Controls and Procedures” in this report.

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

Risk relating to high interest cost

During the current fiscal year, we have raised the long term loans and working capital loan to retire the short term loan obligations and to meet the other liabilities for current operations (see Notes 21 and 22 of the notes to our consolidated financial statements in this report).  We are also in process of raising additional debt in the near future which may result in severe interest obligations on the company. Since the Indian economy is suffering with bouyont inflationery trend, any upward movement in the interest rate may further increase the already high interest obligations.

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

The government of India raised concerns about BlackBerry services in India relating to the security of e-mails and messaging transmitted or received on BlackBerry devices.  Indian security agencies are unable to intercept and monitor BlackBerry services because of encryption mode of communication and non-availability of BlackBerry servers in India.  We are among the nine operators providing BlackBerry services to users in India.  Although discussions have been held to deal with the Government’s concerns, any action taken by the Government in the interest of security of India could affect the BlackBerry users and providers, including us, such as our incurring additional costs or sustaining loss of revenues.

Recent introduction of Direct Tax Code (DTC), Goods and Services Tax Act (GST) and Point of Taxation Rules(POTR)  by the Government might affect our future net income or cash inflows.

In 2010, major tax changes were made to the Indian tax codes. The Direct Tax Code 2010 (DTC) will take effect from the fiscal year beginning from April 1, 2012, replacing much of the current income tax laws.  The Government would be able to withdraw tax benefits, reduce incentives, change tax rates, impose additional taxes and otherwise revise the tax structure.  The DTC could result in additional tax liabilities and costs, thereby affect our future net income.

The Goods and Services Tax (GST) will impose a new indirect tax regime upon coming into operation at the planned April 1, 2012 implementation date.  The GST is like a value-added tax on goods and services levied at each point of sale or provision of service, in which at the time of sale of goods or provision of service the seller or service provider may claim the input credit of tax which it has paid while purchasing the goods or procuring the services.  The GST will replace the sales tax and similar taxes.  The implementation of the GST could result in additional costs to us and also could adversely impact our future revenues.

During the 2010 fiscal year, the central government issued new indirect tax rules rlating to service tax which are called Point of Taxation Rules, 2011(POTR). Under Point of Taxation (PoT) Rules 2011 ‘Telecommunication services’ provided by telecom operators to subscribers have been specifically notified to be taxed as ‘continuous supply of services’ i.e. on periodic billing as per the contract (assuming the billing is done within 14 days of decided milestone) or collection, whichever is earlier. The POTR have preponed the liability to deposit Service tax in case of Post paid connection (for landline, mobile phone, broadband connections) from the month of collection to the month of billing. On an average the impact may be of a month. We shall be liable to pay Service Tax immediately after issuing bills. If payments are not received, we will have to incur the cash loss due to this change. Further loss of interest on the service tax paid for the interim period from payment of service tax till the date of collection.

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

Terrorist attacks, such as the attacks in July 2011, November 2008 and July 2006 in Mumbai, and other acts of violence or war in India and surrounding area have the potential to have a direct impact on our business, as the majority of our revenues are derived from customers located in Delhi and Mumbai.  Furthermore, such terrorist attacks, threats or war in India could cause a disruption in the delivery of our services to our customers, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our customers or potential customers to delay or postpone the purchase or use of our services, as well as create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have an adverse impact on the market for securities of Indian companies, including our equity shares and our ADSs.

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

Government restrictions on foreign ownership of Indian companies limit the number of shares that may be owned by foreign investors and generally require government approval for foreign ownership.  Foreign ownership is permitted up to 74% with FDI beyond 49% requiring government approval under the sectoral caps currently provided for by the government of India and the Reserve Bank of India.  Investors who withdraw equity shares from the depositary facility will be subject to Indian regulatory restrictions on foreign ownership of equity shares upon withdrawal.  It is possible that this withdrawal process may be subject to delays.  See Item 10D. “Additional Information - Indian Foreign Exchange Controls and Securities Regulation” in this report.

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

Because of Indian legal restrictions, despite recent relaxations, the supply of ADSs may be limited.  Under procedures recently adopted by the Reserve Bank of India, the depositary is permitted to accept deposits of our outstanding equity shares and deliver ADSs representing the deposited equity shares to the extent, and limited to the number, of ADSs that have previously been converted into underlying equity shares.  Under these new procedures, if you elect to surrender your ADSs and receive equity shares, you may be unable to re-deposit those outstanding equity shares with our depositary and receive ADSs because the number of new ADSs that can be issued cannot, at any time, exceed the number of ADSs converted into underlying equity shares or result in foreign equity in us exceeding 49%.  This may restrict your ability to re-convert the equity shares obtained by you to ADSs.  Also, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record.  Any investor who fails to comply may be liable for a fine of up to Rs.1,000 for each day such failure continues.  See Item 10D. “Additional Information—Indian Foreign Exchange Controls and Securities Regulations” in this report.

The restrictions described above may cause our equity shares to trade at a discount or premium to our ADSs.

Conditions in the Indian securities market may affect the price or liquidity of the equity shares and the ADSs.

The Indian securities markets are generally smaller in terms of trading volume and more volatile than securities markets in the world’s major financial centers.  Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies.  These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers.  In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements.  Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which, in some cases, may have had a negative effect on market sentiment.  Similar problems could happen in the future and, if they do, they could affect the market price and liquidity of our equity shares and our ADSs.

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

Holders of ADSs as well as our shareholders located outside India are subject to currency fluctuation risks and convertibility risks, as our equity shares are quoted in Indian rupees on the Indian stock exchanges on which they are listed.  Dividends on our equity shares will also be paid in Indian rupees, and then converted into U.S. dollars for distribution to ADS holders.  Holders that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each transaction.  In addition, holders that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers.  Holders of Indian rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India.

ADS holders may be subject to Indian taxes arising out of capital gains.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax.  For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on The Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary advises the custodian to deliver equity shares upon surrender of ADSs.  The period of holding of equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. See Item 10E. “Taxation” in this report.

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

It may not be possible for holders of our ADSs or our shareholders to effect service of process outside of India upon us or our directors and executive officers and experts named in the report who are residents of India or to enforce judgments obtained against us or them in foreign courts predicated upon the liability provisions of foreign countries, including the civil liability provisions of the federal securities laws of the United States.

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

The government of India holds approximately 56.25% of our outstanding equity shares.  There have been no indications that the current government of India plans to reduce its shareholding in us through a sale of equity.  As a result, this ownership affects the voting by shareholders and the ability to influence any third party transactions, such as mergers or other business combinations.

Any future disposal of equity shares by the Indian government could adversely effect the trading price of our equity shares and ADSs.

Item 4.	Information on the Company

4A.  History and Development of the Company

Mahanagar Telephone Nigam Limited was incorporated in New Delhi, India, on February 28, 1986 under the Indian Companies Act, 1956.  Our principal executive office is located at 12th floor, Jeevan Bharati Tower—1, 124 Connaught Circus, New Delhi—110001, India, and our telephone number is +91-11-2374-2212.

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

We were incorporated on February 28, 1986 under the Companies Act as a wholly-owned government of India Company and, on April 1, 1986, assumed responsibility for the control, management and operation of the telecommunications networks in Delhi and Mumbai, two of the largest metropolitan areas in India.  Videsh Sanchar Nigam Limited (VSNL) (now Tata Communications Limited) was established at the same time to provide international telecommunications services and the DOT retained responsibility for providing all other telecommunications services throughout India.  The DOT also assumed regulatory authority over the Indian telecommunications industry.  Simultaneously, the Telecom Commission was established in 1986 as an executive body under the Ministry of Communications to make policy decisions and to accelerate the development of all aspects of the telecommunications sector and the implementation of new telecommunications policies.

In December 1991, with a view towards fulfilling its objective of facilitating the rapid introduction of new services and technology, the DOT invited bids from Indian companies with a maximum of 49% foreign ownership for two non-exclusive GSM cellular licenses in each of the cities of Kolkata (formerly called Calcutta), Chennai (formerly called Madras), Delhi and Mumbai.  The private operators commenced cellular services in late 1995.  Beginning in 1995, the DOT also invited tenders and awarded cellular licenses for the regional “circles” established for the purpose of licensing cellular services in the rest of India. In October 1997, we were permitted to provide GSM cellular service in Mumbai and Delhi. We believe that as of March 31, 2011, there were approximately 810 million wireless subscribers in India.

Since 1992, as part of its general policy of gradually reducing its holdings in public sector enterprises, the Indian government sold a portion of its equity holdings in us and VSNL (now Tata Communications Limited) to certain mutual funds, banks and financial institutions controlled by the government of India.  In our 1997 global depositary receipt offering, the Indian government sold 40 million of our equity shares represented by 20 million ADSs, constituting 6.3% of our then outstanding equity shares.  Additionally, in 1997 and 1999, the Indian government sold additional equity shares of VSNL in the form of global depositary receipts, thereby reducing its equity interest in that company to 51%.  In February 2002, the government of India divested an additional 25% interest in VSNL to the Tata Group through a competitive bidding process.

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

In order to achieve these objectives, the Indian government decided to permit private sector involvement in basic telecommunications services, which, in the Indian context, includes basic fixed-line access service and a number of other telecommunications services (including CDMA-based fixed wireless and mobile services (without roaming)), other than long distance services, cellular service and Internet access.  Accordingly, in September 1994, the Indian government announced its “Guidelines for Private Sector Entry into Basic Telecom Services,” and beginning in 1995, it began to invite tenders from companies with no more than 49% foreign ownership for basic service licenses for the regional “circles” established for licensing basic telecommunications services.  After a period of consolidation, the most prominent private-sector providers of basic telecommunications services currently include Bharti Airtel Limited, Tata Teleservices and Reliance Infocomm, each of which operates in multiple circles, which include Mumbai and Delhi, and hence now compete with us in those areas.

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

In August 1995, Internet services were launched in India by VSNL (now Tata Communications Limited).  In November 1998, the government of India opened this sector permitting Internet service by private operators.  A liberal license regime was put in place with a view to increasing Internet penetration across the country.  Commencing in April 2002, the Government also permitted ISPs to process and carry voice signals (Restricted Internet Telephony).

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

In October 2000, the Department of Telecom Services’ local and long distance business was corporatized into a new company named Bharat Sanchar Nigam Limited (BSNL).  The Indian government has also recently established an independent Information Technology Department within the Ministry of Communications (now formally known as the Ministry of Communications and Information Technology).  The IT department will, among other things, promote the Internet, e-commerce and knowledge-based industries.  Internet licensing functions will remain with the DOT.  The DOT controls the equity shares in us that are held by the Indian government and appoints all of the directors on our board.  See Item 6A. “Directors and Senior Management” in this report.

The government of India passed the Information Technology Act, 2000 to facilitate the development of a secure environment for electronic commerce.  This Act established a regulatory authority for electronic commerce, provided legal validity to information in the form of electronic records and permitted, unless otherwise agreed, an acceptance of a contract to be expressed by electronic means of communication.  It also facilitated electronic intercourse in trade and commerce by providing the legal framework for authentication and origin of electronic record/communication through digital signature and eliminated uncertainties over writing and signature requirements.

In January 2001, the DOT issued guidelines for basic services, including provisions for wireless access systems limited with the local area.  In April 2001, the Indian government announced that all basic licensees, including us, may offer wireless-in-local loop services under their basic service licenses.

In November 2003, the DOT issued guidelines for Unified Access Service License (UASL) which cover within a service area both basic telecommunications services and cellular services.  In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access.  Basic services also include CDMA-based fixed wireless and mobile services (without roaming).  In August 2005, the DOT clarified that fixed wireless service had the character of limited mobile service and, therefore, was categorized into limited mobile service within the scope of a basic service license.  Now basic service license is not being provided to new operators, only cellular service and UASL are being granted to new entrants.  UASL operators can provide basic services along with mobile services.  Currently, we and BSNL are the only basic service providers in our respective licensed service areas.

The National Broadband Policy, 2004 had the target of 20 million broadband connections by the end of year 2010; however, only 11.87 million connections were in effect by March 31, 2011.

In December 2005, the licenses of access providers were amended to provide broadband services, including triple play, i.e., voice, video and data.  ISPs can provide Internet Access/Internet content Services where Internet has been defined as a global information system that is logically linked by a globally unique address based on IP or its subsequent enhancement/up gradation.  ISPs cannot provide content services on a managed network (virtual/real) not derived from Internet.

The government of India has constantly endeavored to usher in policy decisions that could facilitate affordable public telecom facilities, in accordance with the New Telecom Policy, 1999.  In line with this strategy, in December 2005, the Government made a major decision to further liberalize the NLD (national long distance) and ILD (international long distance) licenses in order to facilitate the growth of the IT and IT-enabled services in India.  The Government decided to do away with IP II and IPVPN licenses.  Existing IP-II/IP-VPN licenses were allowed to migrate to NLD/ILD service licenses.

In November 2006, the DOT announced that all licensees shall ensure adequate verification of each customer before enrolling him as a subscriber.  In December 2008, the DOT issued regulations prescribing financial penalties for violations of the subscriber verification rules. For ensuring that the complete subscriber information is available with all the service providers and the same is duly verified, the DOT also decided that each licensee shall take up re-verification of the existing subscribers on priority and ensure that the re-verification of the existing subscribers is completed by March 31, 2007.  By re-verification, it is meant that there shall be 100% check of CAF/SAF documentary proof of identity and documentary proof of address and it would be ensured that the subscriber information available in service provider’s database matches with that in CAF/SAF and associated documents.  Further the licensee company would cross-verify the information from the actual user by calling the respective subscriber.  On April 20, 2010, the DOT announced the methodology for verification of telephone subscriber’s data requiring all service providers to submit the information about subscribers by state and license area each month to TERM cell and Economic Research Unit of the DOT.

Other Service Providers (OSPs) providing services like tele-banking, telemedicine, tele-trading, tele-education, e-commerce and call centers are required to be registered with the DOT.  OSPs allowed to operate by using infrastructure provided by various Access Service Providers.  Effective September 2007, the Government decentralized the registrations of call centers (domestic and international) under the “Other Service Providers” (OSP) category and the telemarketers under ‘Telemarketing’ category from the DOT (Headquarters) to the respective Vigilance Telecom Monitoring (VTM) Cells of 10 circles in the first phase.  The decentralization of registration has been successful and pendency came down.  Therefore, effective June 2008, registration under OSP/Telemarketing was further decentralized for all VTM Cells.

Under ISP guidelines, dated August 24, 2007, the Government decided to issue a single license permitting restricted Internet Telephony for the ISPs.  The new licenses are being issued in Category A and Category B, but not in Category C.  Category B service areas were modified into 23 service areas, as defined in the guidelines.  Existing ISPs which were granted licenses prior to August 24, 2007 were permitted to migrate to licenses under the guidelines, and without payment of any entry fee, however {BG and FBG were to be deposited pursuant to the new license.  Category C ISPs were encouraged to migrate to either Category A or Category B.  The validity period of the new ISP license was extended from 15 years to 20 years.  In addition, licensees having a  net worth of at least Rs.100 crore were eligible to provide Internet Protocol Television (IPTV) service.

In August 2008, the government of India announced the guidelines for auction and allotment of spectrum for 3G telecom services.  Bidding was open to persons who held a UAS license or who fulfilled the eligibility requirements for obtaining a UAS license in accordance with the DOT guidelines, dated December 12, 2005, and had previous experience in running 3G telecom services.

In August 2008, 3G and BWA spectrum was allotted to both PSUs, i.e. us and BSNL, upon the condition that the PSUs pay one-time charges as decided through the auction process.  Pursuant to DOT requirements, we were to pay a one-time spectrum fee in an amount equal to the highest bid as determined for the Delhi and Mumbai circles.

The auction process for 3G spectrum was completed in September 2010.  The 3G auction price for Delhi was Rs.33,169 million and for Mumbai was Rs.32,471 million, resulting in us paying a total Rs.65,640 million for these two circles.  The BWA auction price for Delhi was Rs.22,410.2 million and for Mumbai was Rs.22,929.5 million, resulting in us paying a total of Rs.45,339.7 million for these two circles.

In 2009, the DOT announced the guidelines for provisioning of Internet Protocol Television (IPTV) services.  Access providers having a license to provide triple play services and ISPs having a net worth exceeding Rs.100 crore and having permission from the licensor to provide IPTV were allowed to provide IPTV services.

In 2010, the DOT issued amendments to the license agreement for security clearance before placement of a purchase order for procuring telecom equipment/software.  All passive infrastructure equipment were exempted from this security clearance procedure.  Further, all equipment/software manufactured/developed by Indian owned/controlled manufacturers/developers were also exempted for the security clearance procedure.  The DOT also issued an amendment to the license agreement for security and security management related concerns for expansion of telecom services.  This amendment, among other things, stated that “the Licensee shall have well outlined organizational policy on security and security management of their networks and shall be completely and totally responsible for security of their networks. The Licensee shall also engage services of international accredited network audit and certification agencies in consultation with the Licensor to perform network forensics, network hardening, net penetration test, risk assessment, actions to fix problems and to prevent such problems from occurring…”

On August 10, 2010, the DOT permitted the launch of commercial service of Mobile Number Portability (MNP) only to those licensees which are MNP compliant.  On January 11, 2011, MNP services were launched across India, except for Haryana where such services had been launched on November 25, 2010.

In order to ensure the growth of broadband, on December 4, 2010, the TRAI submitted its recommendation to the DOT on “National Broadband Plan,” and clarified the recommendation on May 4, 2011.  The recommendation in principle was that an effective broadband network would be a combination of wireless and wireline/fixed line technologies at the access level.  This would provide for 75 million broadband connections (17 million Digital Subscriber Line, 30 million cable and 28 million wireless broadband) by the year 2012, and 160 million broadband connections (22 million Digital Subscriber Line, 78 million cable and 60 million wireless broadband) by the year 2014. The Government has not yet accepted the TRAI’s recommendation.

In February 2011, the TRAI submitted its recommendations on 2G spectrum pricing to the DOT.  It suggested that the telecom companies pay Rs.17,697.5 million per MHZ for up to 6.2 MHZ and Rs.45,718.7 million  for additional spectrum for Pan-India operations.  The TRAI also recommended that the pay out by telecom companies be calculated on a pro-rata basis of the remaining term of the validity of their respective licenses.  If this recommendation is accepted by the Government, we may incur a financial burden of approximately Rs.8,500 million.

The approximate number of licenses for providing telecom services issued as of March 31, 2011 were:

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

The following chart illustrates the current operational and regulatory structure of India’s telecommunications services industry:

Mahanagar Telephone Nigam Limited

Mahanagar Telephone Nigam Limited was established by the government of India in 1986 to provide fixed-line and other basic telecommunications services in Delhi and Mumbai.  Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India.  As of March 31, 2011, our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 3.58 million fixed lines in service.  In February 2001, we launched our cellular services using global system for mobile communications or GSM technology in Delhi and Mumbai and, as of March 31, 2011, had approximately 5.20 million subscribers.  GSM is the European and Asian standard for digital mobile telephone networks. We launched CDMA-based services in 1997 based on limited mobility, and as of March 31, 2011, had approximately 160,000 limited mobile subscribers in Mumbai and Delhi.  CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference.  We launched broadband services in 2004, and as of March 31, 2011, we had approximately 9.42 million subscribers for broadband in Mumbai and Delhi. We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 1.50 million Internet access subscribers as of March 31, 2011. In December 2008, we were the first operator to inaugurate the 3G services in India, with commercial launch in February 2009 in Delhi and in May 2009 in Mumbai, and as of March 31, 2011, we had approximately 5.2 million 3G subscribers.  All our mobile customers are 3G enabled and can avail broadband services by using 3G enabled devices.

We believe that the size of the markets in Delhi and Mumbai, the economic environment, the Indian government’s ongoing liberalization of the telecommunications industry and the still low level of penetration of Internet/broadband based services in these two cities provide opportunities for future industry growth.

The number of our access lines in service grew at a compound annual growth rate of 7.51% from March 31, 2001 to March 31, 2011.  In fiscal year 2011, these lines increased by 4.10%, due to cellular services.  In fiscal year 2011, our network had approximately 4.19 million access lines in service in Delhi and 4.75 million access lines in service in Mumbai.  In addition, our access lines in service per employee increased from 65.98 as of March 31, 2000 to 206.48 as of March 31, 2011.

We derive our revenue primarily from local, domestic long distance and international calls that originate from our network.  In fiscal year 2011, approximately 22% of our revenues were derived from call charges, 52% from rentals of telephones, access lines and other telecommunications equipment and use of our value-added services and 5% from public call offices.  Interconnect revenue, which is revenue derived from other telecommunications service providers for calls made into our network, accounted for 9% of our revenues in fiscal year 2011.  Local calls are carried on our network, unless the termination point is in the network of one of the cellular operators or one of the new private-sector basic service providers in the locality.  We have been carrying our own traffic between Delhi and Mumbai since May 2006. Other domestic long distance calls continue to be passed from our network to the domestic telecommunications network operated by BSNL, although we have entered into interconnect agreements with the new private-sector domestic long distance service providers and intend to pass such domestic long distance calls also through such other providers.  In addition, currently all international outgoing calls continue to be passed from our network to international gateways operated by Tata Communications Limited (formerly VSNL), India’s former government-controlled international long distance carrier, although we have entered into interconnect agreements with other private-sector international long distance carriers and have plans for joint development with BSNL of submarine cable to connect the east and west coasts of India with Malaysia and the Middle East (and ultimately Europe and the USA).

We expect competition to continue to increase in all major sectors of the Indian telecommunications industry, as both government and private-sector companies continue to invest in capacity expansion and seize opportunities to enter new geographical areas and lines of business.  See “— Business Overview—Competition” below.

Licenses/License Areas

We provide all of our telecommunications services, other than Internet, under a single, general, non-exclusive license granted by the DOT.  The license initially granted to us in 1986 was effective for a five-year period that ended on March 31, 1991.  The term of the license has been extended for a 25-year period ending March 31, 2013 for basic services.  Since we are owned by the government of India, we do not expect to encounter any obstacles in obtaining a license extension.

In October 1997, our license was amended to explicitly include cellular services and radio paging, and our license for such additional services currently extends to October 2017.  The license is not specific as to the type of cellular technology that we may use.  The license covers areas within the territorial jurisdiction of the State of Delhi and the areas covered by the municipalities of Mumbai, Navi Mumbai and Thane.  The DOT has extended the scope of our license to allow us to provide cellular services in certain surrounding areas of Delhi and Mumbai covered by other cellular operators in those cities.  The license specifies that we may provide local, domestic long distance access (through interconnection with domestic long distance operators) and international long distance access (through interconnection with networks of international long distance operators), as well as telex and leased line services. In October 2006, we acquired the National Long Distance (NLD) license for a period of 20 years. In June 2008, we were granted the ILD license for providing international long distance services.

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

In August 2008, we were earmarked frequencies in 2100 MHz band and allotted one carrier of 5MHz in each of Delhi and Mumbai for the deployment of 3G services.  In addition, we have been allotted 20 MHz spectrum in TDD mode for providing Broadband Wireless Access (BWA) service for a period of 20 years and 15 years, respectively.

We provide our Internet services in Delhi and Mumbai under separate non-exclusive license agreements.  These licenses were granted in November 1998, and currently extend to September 2017.  In addition, our wholly-owned subsidiary, Millennium Telecom Limited (MTL), provides Internet access services throughout India under a license granted in 2000 for an initial period of 15 years.  The government of India agreed in principle that BSNL have an equal equity participation in MTL, however no transaction has been effected.

Delhi.  According to the government of India’s provisional 2011 population census data, Delhi had a total population of approximately 16.7 million.  In addition to being India’s political capital, Delhi is one of the highest per capita income states in India.  Delhi has a high concentration of service and manufacturing industries and houses the central government, the head offices for many major public sector enterprises, embassies, high commissions and various government missions and development agencies.

Mumbai.  The city of Mumbai, the financial capital of India and the capital of the State of Maharashtra, is India’s most populous city, with a population of approximately 20 million according to the 2011 census data.

We are paying license fees to the DOT on Adjusted Gross Revenue(AGR) for providing telecommunication services. The percentage of license fees varies depending on type of license. Revenue earned from basic and mobile services entail 10% license fees whereas revenue earned from NLD, ILD & internet services are subject to 6% license fees. In addition to the license fees, we pay spectrum charges the DOT  a percentage of AGR for a license to provide the GSM & CDMA services to customers. The spectrum charges are based on the AGR derived from the GSM & CDMA services and worked out on the basis of agreement with DOT which varies according to quantity of radio waves or say spectrum by the operator. In February 2010, DoT had issued orders hiking spectrum usage charges (ranging between 1-2 per cent) for all mobile players (GSM and CDMA) as per the spectrum being held by them. The hike was made applicable from April 1, 2010.The new charges vary between 3-8 per cent depending upon the quantum of airwaves held by the respective operators.

As per TD SAT Orders dated August 30, 2007, several incomes other than operational income need not be counted towards gross revenue for the calculation of License Fees and Revenue Sharing Expenditure may be accounted for on accrual basis instead of actual paid basis as insisted by DOT.  This method was challenged in Hon’ble Supreme Court by DOT.  The Hon’ble Supreme Court in its subsequent order dated January 11, 2010 in appeal (civil) no.31371-31375/2009 modified the stay order requiring the respondents to pay the existing rates as per TDSAT Judgment dated August 30, 2007 subject to filing an undertaking by them that deficiency if any, will be made good by them.  However, the stay continued based upon refunds of amounts already paid.  Being Govt. of India Enterprises, both BSNL and MTNL are not party to it. Hence applicability of the said judgment  to MTNL / BSNL is questioned.

Even after repeated attempts, we once again, in office letter no. MTNL/RA/AGR/2009/Part dated September 13, 2010,  requested DOT to allow us to calculate AGR as per the TDSAT Judgment to maintain a level playing field and also in consideration of our undertaking to make good any deficiency based on the final decision of the Hon’ble Supreme Court.  The DOT was also reminded of our request via letters dated October 5, 2010 and January 14, 2011. However, DOT via letter 17-37/2010/LF dated February 23, 2011 has again rejected our plea for revision of License Fees calculation as per TDSAT Judgment. Since we were not an appellant to the TDSAT case, we decided that it is not appropriate to account for the TDSAT impact of license fee in the accounts. However, the case has been discussed to DGP&T, the highest audit authority for government telecom companies in India, to extend the benefit of TDSAT judgment to us as well. The financial implications to us resulting from disallowed income by DOT for license fees calculation from 2001-02 to March 21, 2011 is approximately Rs.4,265 million.

Strategy

Key elements of our strategy include the following:

•
Expand GSM Cellular (2G and 3G) Mobile Services in Delhi and Mumbai.  We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001.  We believe that current penetration rates in Mumbai and Delhi remain attractive for continued high growth in subscriber base.  To meet the growing demand of our cellular service, GSM capacity in each of Delhi and Mumbai was planned to be further expanded by two million each (including 750,000 3G lines).  As of March 31, 2011, capacity expansion has been completed in Delhi and Mumbai.  We have an installed capacity of 3.025 million lines in Delhi and 3.325 million lines in Mumbai.  In the 2012 fiscal year we have planned to further expand our capacity by one million lines in Delhi and Mumbai.

•
3G Services.  Our 3G network is HSDPA (High Speed Downlink Access) with download speeds up to 3.6 Mbps.  We also plan to upgrade our 3G network supporting speeds up to 384Kbps, and also to upgrade this to HSUPA (High Speed Uplink Access) supporting speeds up to 5.3 Mbps.

•
3G Data Cards.  We have adopted two strategies to provide 3G data cards to our subscribers.  First, bundling of 3G data cards with our 3G services, which will allow suppliers to sell their 3G data cards bundled with our 3G services.  Before allowing such data cards with our 3G services, we will thoroughly test the data card for its performance in our 3G network.  Second, we are also procuring 3G data cards and are providing them to our customers.

•
Accelerate the pace of expansion of Data/Internet services: We commenced our Internet service provider operations in February 1999 with an initial network capacity to support up to 5,000 subscribers in each of Delhi and Mumbai.  As of March 31, 2011, we had approximately 1.50 million Internet access users.

We introduced broadband technology based on ADSL2+, capable of providing triple play services (video, voice and data) in 2005. This service found huge acceptability with customers and the subscriber base grew rapidly. To keep in pace with the growth, we placed a purchase order for the further addition of one million broadband ports for Delhi and Mumbai. The project is to be implemented in two phases, with 300K ports in Mumbai and 200K ports in Delhi to be installed in each phase. The phase-I equipment has already been installed and commissioned. Further expansion of Broadband network has been planned for the 2012 fiscal year.

•
Further Develop and Modernize our Network.  We intend to continue to invest in expanding and upgrading our network to improve our quality of service.  Through expansion and modernization of our network, we seek to improve the capacity of our network, reduce network failure rates, improve call completion rates and decrease average waiting time for new lines as well as support our Broadband/Internet and value-added services.  In this pursuit, we have done the following:

We placed a purchase order for the supply of 42 terminals (20 for Delhi and 22 for Mumbai) of 40 channel 10 GB/channel DWDM equipment to strengthen the transmission network.   We have completed the installation of the equipment.  Loading of traffic is in progress and should be completed in the near future.

Furthermore, in fiscal year 2008, we commissioned a state of art IP/MPLS core network in Delhi and Mumbai to provide a converged IP network for all services.  This network is currently carrying our Broadband, IPTV, GSM traffic, Layer 2 and Layer 3 VPN services through this network.  We are also working on the expansion of the IP/MPLS network.

In order to overcome obsolescence and unserviceability of exiting TDM exchange due to stoppage of support by existing vendors and to provide next generation multi-media services to our customers, we are contemplating implementation of NGN, which shall preferably be based on IMS platform.  IMS technology is being inducted by us in India for the first time.  The tender for this has already been floated and is in clarification stage.

•
Phasing out of old technology.  We are replacing our old PDH and SDH transmission network with IP technology and are continuing to implement fiber-in-local-loop and wireless-in-loop technologies where appropriate.  We are also expanding the reach of fiber network near to the customer premises.  Copper is being laid in Greenfield areas or at places where laying of fiber is financially not feasible keeping in view the demand is in the final stages.

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

•
Selectively Target International Opportunities. We plan to selectively target expansion opportunities outside India where we can leverage our expertise and relationships.  Our Nepal joint venture, United Telecom Limited, in which we hold a 26.68% equity interest, has commenced wireless in local loop services and provides other services as the first private-sector telecommunications operator in that country.  It had a subscriber base of approximately 575,000 as of April 30, 2011.  We have also been awarded licenses to provide basic, mobile and international long distance service in Mauritius, where we operate through a 100%-owned subsidiary.  As of March 31, 2011, we had approximately 108,000 customers in Mauritius.  We are also examining other international opportunities.

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

•
Gainful Utilization of Assets. We are seeking to maximize revenues by gainful utilization of our assets by (i) sharing our passive as well as active infrastructure, such as towers and core capacity and (ii) sharing and developing our real estate.

4B.  Business Overview

Services

Our primary business is providing basic telecommunications services in Delhi and Mumbai, which include:

1.
Basic fixed-line access (including phone plus facilities) in Delhi and Mumbai:  We provide basic fixed-line access, which consists of installation and provision of basic voice telephony services.  Rental charges include maintenance of connections between a subscriber’s premises and our network, as well as the use of a basic handset (although subscribers may elect to buy their own handset and have their installation charges reduced accordingly).  Phone plus facilities in basic fixed-line include such services as abbreviated dialing, call transfer, hotline facility, three party conferencing, absentee facility, CLIP facility, call hunting, call alert and morning alarm.

2.
GSM cellular services (including value-added services) in Delhi and Mumbai: In February 2001, we launched our cellular mobile services using GSM technology (the European and Asian standard for digital cellular telephony) in Delhi and Mumbai under the brand name 'Dolphin'.  In 2002, we introduced our prepaid cellular services under the brand name 'Trump'.  As of March 31, 2011, we had approximately 5.20 million GSM cellular subscribers.  We provide national roaming facilities for our GSM cellular customers through the networks of BSNL outside Mumbai and Delhi and have established roaming facilities for our customers in approximately 200 countries.  As of March 31, 2011, we had installed a cellular network with a capacity of 3.02 million lines in Delhi and 3.32 million lines in Mumbai.

•
Value-added services:  We offer value-added services on GSM such as call-waiting, call-forwarding, wake-up calls, absent subscriber service (informing callers that the subscriber is unavailable) and caller identification, friends & family, night talk, VMS call conference, WAP and voice mail.

•
3G cellular services:  In August 2008, we were earmarked frequencies in 2100 MHz band for deployment of 3G services in Delhi and Mumbai. We have been allotted one carrier of 5 MHz in each of Delhi and Mumbai for the deployment.

In December 2008, we inaugurated 3G mobile services in Delhi, which was the first launch of 3G services by any operator in India.  The 3G technology is the natural evolution of 2G services and will facilitate higher speed and data throughputs enabling the delivery of a wide range of multimedia services such as video streaming, movie downloads, mobile TV, M-commerce and other functions.

Presently, 750,000 lines of 3G capacity have been deployed in each of Delhi and Mumbai. As on March 31, 2011, 776 Nodes B in Delhi and 652 Nodes B in Mumbai are operational. We are now working on the expansion of our 3G network.

In order to provide world class service/ experience to our customers, we appointed M/s Qualcomm to carry out technical audits of our 3G networks in Delhi and Mumbai. The auditing included network dimensioning, evaluation and performance of 3G /WCDMA Networks of MTNL Delhi and Mumbai. The auditor was also responsible to clearly point out additional requirements, if any, to ensure a network of global quality. M/s Qualcomm has completed its work and submitted the report, which we are reviewing.

•
Partnering Conexus Mobile Alliance: We provide 2G, 2.5G GPRS/EDGE enabled GSM, 3G WCDMA, HSDPA and CDMA 2000 1X based mobile services. We also offer BlackBerry services to our customers. For GSM mobile services, we have international roaming arrangements in almost 200 countries.

We joined the Conexus Mobile Alliance of GSM Operators (the “Alliance”) in Asia Pacific region for the benefit of its mobile international roamers.  This Alliance is one of Asia's largest mobile alliances consisting of 11 mobile operators across 10 Asian countries serving more than 300 million customers. The Alliance was formed to develop and enhance international roaming and corporate mobile services for greater convenience and ease of use for its members' customers. The Alliance facilitates voice, video and data roaming via its members' GSM/GPRS, WCDMA and HSDPA networks aiming to create a Virtual Home Environment for its members' customers to experience seamless, convenient and quality mobile-related services at affordable price while roaming in member operators' networks.

We have actively participated in the Alliance’s activities.  Various customer friendly schemes like SIM replacement program, BlackBerry replacement program, data roaming, flat rate data roaming, Conexus wide SMS etc. are recent new initiatives taken by the Alliance.

3.
Broadband and Internet services:  We commenced our Internet service operations in February 1999 with initial equipment capacity to support up to 5,000 subscribers in each of Delhi and Mumbai.  We experienced significant demand for this service and have since expanded our Internet services capacity to support the growing demand in each of Delhi and Mumbai.  As of March 31, 2011, we had approximately 1.50 million subscribers in Delhi and Mumbai.

We also enable our customers to access the Internet without having to subscribe for Internet service.  They can access the service and later be billed on the basis of calling line identification usage.  The number of customers who use this service is much higher than our number of Internet subscribers.  In 2004, we launched our broadband services under the brand name “Triband” in Delhi and Mumbai simultaneously.  This service has found significant acceptability with customers and subscribers bases grown rapidly.

We expanded broadband services on a large scale based on the ADSL2+ technology in January 2005.  ADSL means asymmetric digital subscriber loop, a technology that allows combinations of services including voice, data technology and one-way full motion video to be compressed and delivered over existing copper cables.  These high speed data services are in strong demand from large corporate, financial, media, public service and education institutions.  Our broadband customer base grew to 940,000 as on March 31, 2011 as compared to 820,000 as of March 31, 2010. The installed capacity of broadband ports as of March 31, 2011 was 1.62 million as compared to 1.42 million as of March 31, 2010.

4.
Mobile and fixed-wireless services based on CDMA technology:  In May 1997, we began implementing wireless-in-local-loop services using CDMA technology for fixed wireless and mobile operations on a commercially experimental basis with a single exchange in Delhi. Wireless-in-local-loop services use wireless links from a local exchange and capacity for 1,000 subscribers in place of conventional cables. Two types of service are provided.  One type employs a handset that is fixed to a subscriber’s premises for “fixed wireless” service, while the other employs a mobile telephone -or “mobile” or “limited mobility” services.  CDMA fixed wireless is a substitute for fixed-line access.  Fixed wireless allows us to enhance basic service penetration, provide quicker installation and cover areas where the installation of cable would not be economical.  Our CDMA mobile service is marketed under the brand name Garuda.

Our CDMA mobile service initially offered only limited mobility within Delhi and Mumbai. We have launched roaming facility in Garuda/CDMA in Delhi and Mumbai.  As of March 31, 2011, the capacity of WLL was approximately 550,000 and 540,000 for Delhi and Mumbai, respectively.  At such date, we had approximately 160,000 CDMA mobile connections and 120,000 fixed wireless connections.

5.
Leased line service:  We provide point-to-point leased line services for local, domestic long distance and international connectivity.  Subscribers can use our leased lines to assemble their own private networks between offices within Delhi and Mumbai or together with BSNL, between Delhi and Mumbai and to other Indian cities.  Leased line services can be used for voice and data transmission at various bandwidths.  In addition, we earn revenues from leasing circuits to cellular operators in Delhi and Mumbai to interconnect their networks to our network.  As of March 31, 2011, we had approximately 55,000 leased line subscribers compared to approximately 54,000 subscribers as of March 31, 2010.

6.
ISDN services: We provide narrow-band ISDN services that allow subscribers to send high speed data make telephone calls with high quality voice transmission and hold desktop video conferences over a single line.  In the past, the development of independent networks for a variety of services (such as voice, telex, packet-switched data and leased lines) made each of them relatively expensive.  ISDN technology allows a wide range of data services to be made available to the subscriber through a single connection and at a reduced cost.  We believe these high speed data transmission products will help us attract high usage subscribers.  We introduced narrow-band ISDN services in August 1996, and we had approximately 25,000 subscribers to this service as of March 31, 2011.

7.
Public call offices:  Public call offices consist of both manned offices where people can make local, long distance and international calls, and coin operated telephone booths.  As of March 31, 2011, public call offices accounted for 5.39 % of our total wire lines in service. The coin-operated public call offices offer only local call service, while the franchised public call offices offer local, domestic long distance and international call services.  We pay a commission to the franchisees amounting to 40% of the tariffs charged by the franchisee on local calls and 20-30% of the tariffs charged by the franchisee on domestic long distance depending on the number of calls per fortnight and international calls.  The franchisees charge the same tariffs we do for these services.

8.	Telex and Intelligent Network services: We have introduced Intelligent Network services over our entire network which at present includes:

•	calling card service
•	toll free calling service
•	premium rate “0900” number service
•	televoting service

Interconnection with domestic international long distance carriers and with basic and cellular operators in Delhi and Mumbai:  We provide local telephone services in Delhi and Mumbai as well as domestic and international long distance through our connectivity with BSNL’s domestic long distance network and Tata Communications Limited’s international gateways.  Since May 2006, we have carried our own traffic between Delhi and Mumbai.  We derive revenues from tariffs we collect on local domestic long distance and international calls that originate on our network.  Tariffs, or usage charges, consist of charges for local, domestic long distance and international calls.  Usage is measured by pulses, which are time-based limits of measure, metered at the relevant exchanges.  A set of pulse durations is established for each category of calls (i.e., local, domestic long distance or international long distance), and within each category, pulse durations vary depending on one or more of the following factors:  call distance; time of day; type of network on which the call is terminating (i.e. fixed, GSM cellular or CDMA mobile); destination country (for international long distance only); subscriber plan (for local calls only); and whether the call is within a circle or between two different circles (for domestic long distance only).  We estimate that based upon recent sample data, local calls constituted approximately 72.3%, STD calls approximately 27.1% and ISD calls approximately 0.7% of our total customer calls.  We are focused on increasing call volumes by promoting use of our value-added services and the use of long distance services.  In June 2008, we received a license to enter the international long distance service market.

Interconnection.  We connect our network with BSNL and have entered into interconnect agreements with certain other licensed domestic long distance service carriers to provide our customers with domestic long distance service and intend to pass traffic to these other providers also (we have been carrying our own traffic between Delhi and Mumbai since May 2006).  We connect our network with Tata Communications Limited and have entered into interconnect agreements with certain other licensed international long distance carriers to provide our customers with international long distance service.  We connect our network with the other basic, cellular operators and Unified Access Service Providers in Mumbai and Delhi to offer our customers comprehensive access in our coverage areas.  The terms and conditions of our interconnect arrangements are governed by regulations of the TRAI and interconnect agreements that we have with many of these other operators.  The TRAI is also responsible for ensuring technical compatibility among operators.  Effective May 1, 2003, under the authority’s interconnection usage charges regulation, interconnect charges have been established for all major types of interconnection based on a “calling party pays” principle.  See “—License Fees and Network Utilization/Interconnection Arrangements” and “—Telecommunications Regulation in India” below.

Recently Introduced Services/Capacity Upgrades and Achievements

We have been focusing on the expansion of existing mobile and broadband services in both Delhi and Mumbai to provide high speed internet, high quality video and new generation wireless services.  Recent additions included:

•	500 K 2G/3G GSM capacity commissioned in Delhi
•	500 K 2G/3G GSM capacity commissioned in Mumbai
•	200K broadband equipment installed.
•	MNP implemented pursuant to migration plan finalized by the DOT.

Commonwealth Games.  We successfully set up a world class communication infrastructure to meet the broadcast and telecom requirements of the Common Wealth Games (CWG)-2010 held in Delhi from October 3 through October 14, 2010 as its Official Telecom Partner.  It was a matter of great prestige for us to associate with a global sporting event of this magnitude and significance and to showcase to the world, India’s ability to set up the best possible all around infrastructure.  To meet the CWG 2010 broadcast and other requirements, such as carrying high definition TV stream, game data, security requirements, etc., we put in place a telecom infrastructure created by us specifically for CWG-2010 in less than a one year.  Salient features included:

•
Setting up two exclusive networks using the state of the art IP/MPLS technology having four core locations with two carriers – class core router of 1.2Tbps back plane capacity at each location and over 100 access routers across Delhi.

•
Providing dedicated fiber connectivity of 10 Gbps and 40 Gbps links to connect various venues on multiple diverse paths, involved laying of approximately 350KM of new Optical Fiber for connecting 37 game sites and other venues.

•
Designing the network to provide redundancy so as to meet all the requirements even in the worst case and with the architecture having a heavy focus on security through fire-walling, DDoS protection and deep packet inspection to protect the Games infrastructure from all possible threats.

After completion of the CWG-2010, the networks elements are being used to strengthen and augment our existing IP/MPLS back-bone networks in Delhi and Mumbai enabling us to meet all of our current and future requirements as well as facilitate us in providing wholesale bandwidth connectivity to other telecom operators, banks, corporate houses and various other governmental agencies on lease or rental basis support.

Services Under Development

We plan to add one million lines in new switching capacity including capacity for WLL and GSM and 60,000 KMs of optical fiber in Delhi and Mumbai.  Our other plans include:

Broadband capacity expansion – Tender for the further addition of one million broadband ports for Delhi and Mumbai was finalized and an order for 500K lines in phase I has been placed with Alcatel. The phase-I equipment has already been installed and commissioned. Discussions are underway for placing the orders for phase-II of the project.

Convergent billing - We are installing a state of the art convergent billing and CRM system.  This will facilitate CDR based billing, single bill for all services to the subscribers, flexibility in billing and innovative tariff packages for subscribers, and thus should help in reducing billing complaints.  The convergent billing system is under active testing phase. Software SIT and trial run of GSM/CDMA LOB is in progress in Mumbai. The remainder of LOB will be commissioned as needed.

All the hardware and software supplied in this project have been installed and the following applications have been commissioned and running successfully:

•	IUC billing
•	Bill printing
•	Fault repair system
•	CSMS system
•	CDMA LoB at Delhi
•	GSM LoB at Mumbai / Delhi

Mobile Number Portability (MNP) shall be made functional on this. The other LoBs ie PSTN leased circuit, broadband shall be migrated and commissioned subsequently in phased manner to this system.

Wi-Max – We have been allotted 20 MHz spectrum in TDD mode for providing Broadband Wireless Access (BWA) service. We also paid Rs.4,533.97 crore for the BWA spectrum allotted in Delhi and Mumbai.  In August 2009, we floated an Expression of Interest (EOI) for the launch of WiMax 802.16e networks in Delhi and Mumbai on revenue share basis. The EOI was cancelled because of Single Bid. A new EOI for the appointment of consultant for advising future course of action was floated. The financial evaluation report of the bids has been approved and a purchase order is to be placed.

FTTH (Fiber to the home) – We are adding optical fibre in our access network and are planning to introduce FTTH based on GPON so as to provide customers with fibre connectivity to their homes. This will help them meet their increased bandwidth requirements for both data and video applications.

The tenders for GPON based passive and active equipment for FTTH were floated. Purchase orders for the FTTH active equipments hves been placed on M/s ITI. Tenders for FTTH passive equipment have been floated and techno-commercial evaluation of the bids are in process.

IP/MPLS network –  We set up a state of the art IP/ MPLS Network for providing  High Definition TV, games data & security and world class communication infrastructure, across different games and venues during the CWG -2010.  Redeployment of IP-MPLS based CWG-2010 network is in progress at different locations in both Delhi and Mumbai. This will create high capacity IP bandwidth across these cities

Centralized Wi-Fi authentication - An APO has been issued for the procurement of Centralized Authentication System for Wi-Fi network.

MTNL-STPI IT Services Limited - MTNL-STPI IT Services Limited is a 50:50 joint venture between Software Technology Parks of India (STPI) and us.  The main objective of the venture is to set up the data center on hosting model. It will provide services like messaging (popularizing India domain “.in” and message hosting), web-hosting, application hosting, cloud computing, software as service and other managed services. The work of infrastructure creation for tier –III data center at Chennai has been successfully completed. The process of setting up of Tier-III data Centre has also been started and finalizations of EOI for inviting bids are in advanced stage. Efforts are being made to operationalise the data center at the earliest practicable date. In the meanwhile, the venture has  started commercially exploiting the created infrastructure by hosting servers of M/s TCS for MEA’s ‘Passport Seva Service’ on commercial terms.

Green data center - We also decided to establish green data centers of Tier-III standard in Delhi and Hyderabad. An RFI has been floated for the appointment of consultants for the creation of infrastructure required to set up these green data centers.

New projects to be taken up in the near future.

•
NGN Class V/IMS - we plan to introduce NGN Class V services. This will help replace TDM switches in a phased manner. A tender for has been invited, and we are in the process of clarifying vendor queries.

•
Carrier Ethernet- we are planning to deploy carrier Ethernet technology in our transmission networks in Delhi and Mumbai to meet the IP/Pocket data carriage requirements of our enterprise customers. This will gradually replace the TDM based SDH technology which is becoming obsolete.

•
Femtocell deployment - For efficient utilization of spectrum and off loading it up to certain extent (as it is a scarce national resource), we plan to deploy Femtocell which is a small cellular base station specially designed for use in residential and small business environments. Femtocell connects to the service providers’ network via broadband (such as DSL or cable) such that the 3G Wireless Network traffic is carried by Broadband network. In the EOI floated for the deployment of Femtocell solution in Delhi and Mumbai, the project has been envisaged in two phases. Phase 1 consists of pilot deployment and phase 2 is for commercial deployment. The business model for phase 2 (i.e. whether to go for outright purchase or on revenue share/managed capacity model) has to be decided after completion of phase 1.

In response to the EOI, two vendors, namely M/s Sterlite Technologies Ltd and M/s Alcatel-Lucent Ltd, have submitted their technical proposals. M/s Alcatel-Lucent has already completetd the phase-I of the project and has submitted its report which is under examination.

•	3G Expansion - we plan to expand our 3G network further by one million lines.

Telecommunications Services in Other Countries

We have been selectively targeting expansion opportunities outside India where we hope to leverage our expertise and relationships in an effort to expand our overseas operations.  Currently we are in the process of exploring the potential in a few Asian and African countries.  United Telecom Limited, a joint venture involving us (26.68%), Telecommunications Consultants India Limited (26.66%), VSNL (now Tata Communications Limited) (26.66%) and Nepal Ventures Private Limited (20%), provides wireless in local loop services as well as basic, mobile, NLD, ILD and data services, as the first private-sector telecommunications operator in Nepal.  As of April 2011, the customer base was approximately 575,000 and our network covered 36 of the 75 districts of Nepal.  Through our Mauritius subsidiary, Mahanagar Telephone Mauritius Limited (MTML), we provide basic and international long distance service as well as mobile services in Mauritius and have begun to offer fixed wireless services, mobile services, international long distance services and Internet services.  We intend to continue the build out of our network there to provide additional services and are seeking to expand the capacity of the core network.

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

We have adopted a policy not to reduce our basic tariffs and related charges unless in a response to tariff reductions by competitors.  However, since the 1999 tariff order, the TRAI has in several stages significantly reduced tariffs on domestic and international long distance calls. Because we retain the remainder of prices of domestic and international long distance calls originating on our network, net of interconnect charges, by lowering long distance rates the tariff reductions have reduced the revenue we receive per call.  While these rate reductions have been part of a “rebalancing” effort aimed at reducing cross-subsidization between long distance (historically priced at a premium) and local calls (historically subsidized) and at the same time phasing out subsidization of local calls, the negative impact of the long distance rate reductions have to date outweighed any positive impact of other aspects of the tariff rebalancing effort.  Also effective May 1, 2003, as part of its effort to reduce subsidies, the TRAI changed the standard plan that we must offer all customers by increasing monthly rentals for basic services by 12% from Rs.250 to Rs.280, reducing the local call pulse duration (for calls made to fixed and fixed wireless lines) from three minutes to two minutes and reducing the number of free monthly call pulses.

In 2006, we substantially reduced the STD tariff.  We introduced local call charges between Delhi and Mumbai for Basic to WLL(M) of our network. In 2008, we reduced STD tariff as local tariff to MTNL Delhi for our GSM postpaid and prepaid subscribers of the Mumbai service area.  For other locations, the STD pulse rate was increased from 30 seconds to 60 seconds for fixed and CDMA networks and the STD rate for cellular service was reduced from Rs.1.30 to 0.40 and from Rs.1.25 to 0.60 per minute for Mumbai and Delhi.

Since October 2004, we have been continuously reducing ILD tariffs for customers.  We reduced the ILD tariff on a regular basis for our GSM postpaid and prepaid subscribers effective as of January 26, 2011 for Delhi and as of September 29, 2010 for Mumbai.

We have also reduced ILD tariff on a regular basis for our Basic (Landline and WLL (F)/(M) subscribers) under the Basic service license for the licensed service effective as of December 2010.  The ILD tariffs for some countries, such as the U.S and Canada, were reduced as low as Rs.1.00 per minute.

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

Dual Technology Permission under CMTS License.  In October 2007, the Government announced its policy to grant permission to use dual technology spectrum under the existing UAS/CMTS licenses.  We requested the DOT to allow us to use both GSM and CDMA technology under our existing CMTS license.  In April 2008, we received in-principle approval to used CDMA technology under our CMTS license for Delhi and Mumbai service areas, and conveyed to the DOT our acceptance for such use, in addition to GSM technology being used by us, under the existing CMTS license for such service areas.

In accepting our request, the DOT issued Amendment to License Agreements regarding spectrum allocation using dual technology for Delhi and Mumbai services areas.  We can now provide roaming services to CDMA subscribers.

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

NLD Service.  In May 2006, we were awarded a license for providing national long distance (NLD) service.  Since June 2006, we have been carrying traffic between Mumbai and Delhi on leased bandwidth on our own domestic long distance network.

Internet Protocol Television (IPTV).  We started offering IPTV service in October 2006 to subscribers in Mumbai and in November 2006 to subscribers in Delhi.

Voice over Internet Protocol (VOIP).  We started offering Prepaid VOIP service in August 2007 to subscribers in Delhi and Mumbai.

Infrastructure Providers.  In June 2007, we registered with the DOT for providing Infrastructure Provider Category-1 (IP-1).  Companies registered as IP-1 can provide products such as Dark Fiber, Right of Way, Duct space and Tower.

MPLS Services (Multi-Protocol Label Switching).  In July 2007, we launched MLPS Service.  MPLS is a backbone for our various IP based services.  Keeping with our policy to introduce modern and latest technologies at affordable rates to our customers, we utilize IP based MPLS technology to offer the most current IP-VPN (Virtual Private Network) services.  MPLS was developed to provide faster data packet movement than traditional IP routing.  This technology enables secure VPN to be built and allows scalability that will make it possible for us to offer assured growth to our customers without having to make significant investments.  We are now geared to provide bandwidth on demand, IPTV, video conferencing, Voice Over IP (VoIP) and many other value added services that could significantly change the way a corporate business operates.

Video Phone Services.  We launched Video Phone Services on a regular basis in April 2008 for the Mumbai service area.

ILD Service.  In June 2008, we received a license to provide international long distance (ILD) service.

3G Services.  By letter, dated August 8, 2008, the DOT earmarked spectrum and frequencies  for broadband wireless access on a trial basis.  We launched 3G services for the Delhi area in February 2009 and for the Mumbai service area in June 2009.  The salient features are as follows:

•	making video calls,
•	the HSDPA card on offer will support data download speeds up to 3.6 Mbps, data upload speeds up to 384 Kbps and SMS services and
•	it will be downward compatible, i.e. it will support 2.75 and 2.5G data services.

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

Revenue from equity affiliates

On July 21, 2001, we entered into a joint venture arrangement with Telecommunications Consultants India Limited, VSNL and Nepal Venture Private Limited to form United Telecom Limited (UTL). UTL was formed to provide wireless in local loop (“WLL”) services in Nepal. As of March 31, 2003, we had invested Rs. 200 million in UTL in proportion to our 26.7% holding. In 2004, we invested Rs. 33 million in UTL in proportion to our 26.7% holding.  In the year ended March 31, 2007, we further invested Rs.56 million and during the year ended March 31, 2010, we invested Rs.69 million in proportion to our share. Our equity in the profit of the affiliate amounted to Rs.5 million for the year ended March 31,2009. Our equity in the loss of the affiliate amounted to Rs.6 million for the year ended March 31, 2010 and our equity in the profit of the affiliate amounted to Rs.15 million for the year ended March 31, 2011. The carrying value of investment in UTL is Rs.212.83 million and Rs.221.86 million as of March 31, 2010 and 2011, respectively.

On March 31, 2006, we established MTNL STPI IT Services Ltd. (hereinafter referred to as “STPI”), a 50-50 joint venture with Software Technology Parks of India, a society registered under the Ministry of Information Technology.  The main objective of STPI is to undertake all such activities that are required to make the domain “India in” popular. The STPI data center in Chennai (formerly Madras) will provide services like messaging, web-hosting, application hosting, web-farming application etc.  STPI is in the process of recruiting its own staff and will be recruiting the best professionals from software industry by providing remuneration in line with the industry.  As of March 31, 2011, our total investment in STPI was Rs.23 million.

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

Interconnection Usage Charges Regulation.  The TRAI established Interconnection Usage Charges (IUC) and Access Deficit Charges (ADC) regimes through “The Telecommunication Interconnection Usage Charges Regulation 2003” (1 of 2003) dated January 24, 2003. These regimes became effective in May 2003. The TRAI has modified these regimes through “The Telecommunication Interconnection Usage Charges Regulation, 2003” (4 of 2003), dated October 29, 2003, which became effective February 2004. The TRAI has subsequently modified these regulations by reason of its emphasis on consistent decline in tariffs to give sustained boost to subscriber growth and teledensity. As the teledensity in India has reached a level of more than 71% as of March 2011, the industry has achieved a major requirement of the country in terms of policy objectives.

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

In April 2011, the TRAI issued a consultation paper on “Review of Interconnection Usage Charges (IUC)”, and likely will issue new IUC regulations.  Though IUC are not directly related to retail tariff, they play a major role in determining the level of retail tariffs offered by service providers.  A number of factors, like increasing competition, massive growth of subscribers, changes in retail tariff and in the cost of providing service, and adoption of new technologies by the service providers necessitate periodic review of the IUC regimen.

Port Charges Regulation: In fiscal year 2007, the TRAI issued the Regulation on Port Charges (1 of 2007) and applicable from April 1, 2007, considerably reducing port charges.

As Regulation 1 of 2007 of TRAI in relation to payment of port charges was believed contrary to the judgment of the Hon’ble TDSAT, BSNL has filed an appeal against these regulations.  We also impleaded into this case.  On May 28, 2010, the Honorable TDSAT decreed its final judgment in favor of BSNL, but provided that BSNL would not be entitled to claim any amount in terms of the judgment from private telecom operators during the appeal period.  This condition is also applicable to us because we had supported BSNL’s appeal.  We have filed an appeal in Supreme Court challenging the proviso of the TDSAT decision and claiming that we are entitled to the payment by the private telecom operators towards port charges at the agreed rates and in terms of the interconnect agreements between the parties for this entire period.

Network Utilization and Interconnection with Other Operators.  The 1999 telecom policy permits direct interconnectivity between licensed cellular service providers and any other type of service provider (including another cellular service provider) in their area of operation, including sharing of infrastructure with any other type of service provider.  The cellular service providers have been allowed to directly interconnect with VSNL (now Tata Communications Limited) after opening of national long distance in January 2000.  Interconnectivity between service providers in different service areas is now governed by the July 2002 reference interconnect offer regulation and the May 2003 interconnection usage charges regulation.  With the interconnection usage charges regulation and related tariff changes, the TRAI introduced the calling pays principle, resulting in the elimination of customer charges (other than roaming charges) for incoming cellular calls.  The operator responsible for origination of a call bears liability for payment of the interconnect fees for transmission and/or termination.

We finalized the charges for network utilization and domestic long distance agreements with BSNL.  Until October 30, 2006, NLD carriage charges were paid as per TRAI IUC Regulation and effective November 2006 are at the negotiable rates.  These rates are not applicable to NLD for traffic between Delhi and Mumbai, which is routed on our own leased bandwidth.

We are responsible for collecting payments for calls from our subscribers and bear the risk of non-collection of these charges.  Until effectiveness in 2003 of the interconnection usage charges regulation, we did not receive any payments for calls coming into our network from BSNL’s network.  BSNL has also established its Trunk Automatic Exchanges (TAXs) at Delhi and Mumbai. All the other private operators of Delhi and Mumbai have established interconnection with these TAXs and consequently we have stopped transiting their long distance calls to minimize the risk of bad debts.

Long Distance Interconnect Arrangements.  We have signed interconnect agreements with several private-sector domestic long distance service providers.  Until March 2010, we had relied on BSNL to route substantially of our domestic long distance calls.  Since April 2010, we have been routing our long distance traffic through private NLD operators also on the basis of bidding process.

International Long Distance Interconnect Arrangements.  Although we have signed interconnect agreements with several international long distance carriers, earlier we were routing all our international calls through VSNL (now Tata Communications Ltd).  In April 2009, on the basis of tender, or an open competitive bidding process, we allowed other private ILD operators to carry our outgoing international long distance traffic.  Now, international traffic is offered to ILD operators through a tender.

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

Interconnection for Intelligent Network (IN) Service.  The TRAI issued IN Regulations, 2006 (13 of 2006) dated November 27, 2006, which had to be implemented before February 27, 2007.

We signed the addenda to the interconnect agreement for IN service with Idea Cellular, Reliance Infocomm, Tata Teleservices, Bharti Airtel, Vodafone, Aircel, Unitech, Datacom (now Videocon Telecommunications Ltd) Etislat DB Telecom Private Limited, and Sistema Shyam Teleservices Ltd. (and for UAN services with Tata Teleservices), which enables the subscribers to access the toll free services of the other operators and vice versa.

However, IN agreements with a few private operators for bringing PAN-India calls, originated in their network, to our toll free numbers are yet to be signed as these operators are insisting on carriage charges for such types of calls in addition to the revenue share for IN calls to our toll free numbers.

The TRAI has taken a case regarding the payment of carrying charges in addition to the revenue share with private operators for bringing calls from their service areas outside Delhi and Mumbai has been taken up with the TRAI.  We have conveyed to the TRAI that the payment of additional carriage charges to any operator is not acceptable to us.

Customers and Customer Service.  We classify our subscribers by use level and estimate that in the last three months of fiscal year 2011, approximately 6.88% of our access lines in service accounted for 44.18% of our call units.  The following table sets forth certain information with respect to our subscribers for the final three months of fiscal year 2011:

	Average number of	Average call units
	subscribers per segment as	per segment as a
Subscriber segments	a percentage of total	percentage of all
(use of pulses on a bi-monthly basis)	subscribers	metered calls
0-100	44.85	3.21
101-500	36.43	27.86
501-1,000	11.83	24.84
1,001-2,000	5.15	20.93
2,001-5,000	1.49	12.92
Greater than 5,000	0.24	10.63

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

No single subscriber accounted for more than 5% of our revenues in fiscal year 2009, 2010 or 2011. Government of India entities in the aggregate constitute the largest user of our services.  We deal, however, with the various departments and agencies of the government of India as separate subscribers and the provision of services to any one department or agency does not constitute a material part of our revenue.

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

The land line billing system was jointly developed with Tata Consultancy Services in Delhi and Mumbai.  This billing system is a part of a customized software program known as a “customer service management system.” The billing system is an integrated revenue billing system, which includes pre-connection and post-connection services, accounting, billing collection and access to subscriber records.  Other benefits of this system are one point data capture for all subscribers, increased efficiency and reduction of lead time to process queries.  This system enables our staff to handle, at a single point of contact, various activities “on-line” such as registration of a new telephone connection, change of address and category, issuance of work orders, issuance of duplicate bills, requests for transfer of telephone for domestic long distance and international connectivity, collection of payments of bills, status of outstanding bills, and monitoring of subscriber complaints.

Payment is due within 21 days from the date of issue of the bill.  If the charges are not paid on time, we generally give a reminder by telephone after the due date, cut off all services after 35 days from the date of issue of the bill.  Subscribers with large amounts overdue may have their telecommunications services terminated earlier.  Subscribers are charged a surcharge on amounts overdue after 21 days (with maximum surcharge being Rs.2,000 and a reinstatement fee of Rs.100.  In 2006, the reinstatement fee was eliminated in Delhi.

We provide operator assisted services, including value-added products such as wake-up calls, as well as operator connected and reverse charge calls to all of our subscribers.  In addition, we provide free operator assisted directory services.  Our strategy is to continue to enhance the level of subscriber satisfaction by increasing access to operators and improving the quality of subscriber interface, while also improving our operational efficiency and productivity.  We have also launched 3G, BlackBerry, Wi-Fi and Wi-max services during the year to sustain competition and provide better services to the customers.  We published a Delhi directory in March 1999 and a Mumbai directory in February 2000. Both of these directories are available free of charge on our website. We have introduced directory information on CD-ROMs, which are available for Rs.50 each, as well as an on-line directory inquiry service which is available to telephone users with personal computers and communication software.

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

Competition

One of the primary objectives of the DOT 1999 telecom policy was to encourage competition within India’s telecommunications industry.  Accordingly, we have been encountering increased competition in each of our markets as existing and additional service providers actively seek to penetrate these markets through the introduction of high quality products and services.

In October 2008, we made a request to the DOT to permit us to use dual technology (both GSM and CDMA) under the existing CMTS license for the service areas of Delhi and Mumbai instead of migrating to UASL from a CMTS license.

The 1999 telecom policy allows the DOT to license, at its discretion, multiple additional basic and cellular service providers in any service area.  Under a UAS License, such competitors as Loop Mobile (formerly BPL Mobile), Reliance Communication (formerly Reliance Infocomm),  Bharti Airtel, Tata Teleservices Limited, Idea Cellular Ltd., Aircel Limited, Unitech Wireless Limited, Etisalat DB Telecom and Sistema Shyam Teleservices Ltd. are currently competing with us for Basic and GSM services in both Mumbai and Delhi.  All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices, Reliance Communication and Sistema Shyam in low-cost CDMA mobile and fixed wireless technology.

We experience significant competition in the market for GSM cellular services.  As of March 2011, we had approximately 10% and 13% of the mobile subscribers in Delhi and in Mumbai, respectively.  Our largest competitors in Delhi are Bharti Airtel, Idea Cellular, Vodafone, Aircel and Etisalat DB Telecom.  In Mumbai, our main competitors are Bharti Airtel, Vodafone, Loop Mobile, Idea Cellular, Aircel, Etisalat DB Telecom, Videocon and Uninor.  Cellular operators also face significant competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

In February 1999, we commenced providing our Internet services in Delhi and Mumbai.  The competition among Internet service providers throughout India is intense with approximately 168 licenses for providing Internet services issued as of March 31, 2011.

In June 2008, we entered the international long distance business.  Our revenues from international calls are adversely affected by competition from “call-back” services.  Call-back services were officially declared illegal by the Ministry of Communications in July 1995.  Nevertheless, the volume of international calls made from India through call-back services has continued to grow.

Increased competition, as well as significant consolidation of the telecommunications industry in India, has kept and will likely continue to keep downward pressure on prices and has required and will likely continue to require us to increase our capital investment to improve and expand our services.  These developments, in turn, have had and may continue to have a negative impact on our operating results.  In the tariff order, no minimum tariff levels are specified and service providers have the flexibility to determine the tariff below the maximum levels.  Our board of directors has decided not to reduce fixed line tariffs unless such a reduction is in response to a tariff reduction by a competitor.  However, the TRAI may prescribe minimum tariffs or prohibit providers from reducing tariffs in response to competition.  Additionally, the tariff order prescribes tariffs based on the estimated cost to provide particular services.  These estimates and corresponding tariffs may not accurately reflect our actual costs.

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

Mobile Number Portability

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

As on July 20, 2011, the number of PORT IN and PORT OUT subscribers for MTNL Delhi and Mumbai were as follows:

MTNL	PORT OUT	PORT IN
Delhi	33,922	8,139
Mumbai	33,276	3,454

On November 20, 2009, the TRAI issued the Telecommunication Mobile Number Portability Per Port Transaction Charge and Dipping Charge Regulations, 2009 (9 of 2009). The salient features of the MNP under these regulations were as follows:

•	The Per Port Transaction charge is Rs.19/-.

•	The Dipping charge is left to mutual negotiation between the telecom service providers and the respective MNP service providers.

•
Porting charge, i.e. the amount to be paid by the subscriber, shall not be more than the per port transaction charge, i.e. Rs.19/-.  The operators are free to charge any amount less than or equal to this charge.

The Telecom Commercial Communications Customer Preference Regulations, 2010

On December 1, 2010, the TRAI issued The Telecom Commercial Communications Customer Preference Regulations, 2010, which provide a wide choice to the customer.  The customer may choose the “partially blocked” category among seven categories, i.e., banking/insurance/financial products/credit cards; real estate; education; health; consumer goods and automobiles; communications/ broadcast/entertainment/IT; and tourism and leisure.  Telemarketers are required to scrub the data before sending the SMSs/making the calls through their service provider’s network.  In addition, service providers are required to filter the data.  This two-stage screening is designed to stop any unsolicited calls/SMS.  Any defaulting telemarketer will be liable to pay penalties, ranging from Rs.25,000 for the first offense to Rs.250,000 for the sixth offense.  If an access provider is found to have violated these Regulations, it would be liable to pay, by way of financial disincentive, an amount of rupees one lakh for the first violation, Rs.five lakh for the second violation and rupees ten lakh for the third and subsequent violations. The DOT has not yet allocated the numbering resources for telemarketers from fixed line network.  This new numbering system is required to be implemented by all access providers before allocation of resources to telemarketers.  The TRAI will announce the date of implementation once the DOT finalizes the number series for telemarketing resources from fixed line network.

LEGAL PROCEEDINGS

Except as described below and except with respect to regulatory proceedings described elsewhere, we are not currently a party to any material legal or arbitration proceedings or disputes.

Deduction of Claim of Benefit U/S 80IA for New Undertakings.

Pursuant to section 80IA of the Indian Income Tax Act, 1961, a company which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. Pursuant to the tax holiday, 100% of the profits derived from such services are exempt from tax in the first five years, and 30% of such profits are exempt from tax for the next five years. On the basis of advice from our legal counsel, we have historically claimed such benefit. Our claim have been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. During the 2006 fiscal year, the case has been set aside by the Income Tax Appellate Authority for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and has referred the matter back to the Assessing Officer for a fresh assessment after hearing the case again. For the years ending up to and including March 31, 2006, considering that the benefit claimed by us in the above years may not be ultimately allowed by tax authorities, the provision for current taxes in these years had been accounted in the basis of normal tax rates. During the 2007 fiscal year the assessing officer has made fresh assessment for calculation of deduction under section 80IA of the Indian Income Tax Act, 1961 and allowed partial benefit to us. We have filed appeals against that partial allowance to the higher authority. Also refer to Note 25iii(b)(ii) to notes to the consolidated financial statements in this report.

During the 2008 fiscal year, we received refunds from Income Tax Authority in respect of penalty levied for the 1996, 1997, 2001 and 2002 fiscal years.  These penalties pertained to the claims we had made under section 80IA of the Indian Income Tax Act.  The income tax department refunded the penalty amount together with the interest thereon which we had accounted for in our statement of income for the 2008 fiscal year.

During the 2009 fiscal year, the Assessing Officer allowed partial refunds in respect of deductions under section 801A for assessment years 2001-02 and 2003-04.

During the 2010 fiscal year, the Honorable ITAT allowed deduction under section 801A for six assessment years (1998-99, 1999-2000, 2000-01, 2001-02, 2002-03 and 2005-06) to exempt up to 75% of the income we earned from services.  The Income Tax Authorities have refunded the tax amount of Rs.2,819 million (including interest of Rs.1,361.84) for assessment year 1998-99, and the claims for the rest of the years were pending.

During the 2011 fiscal year, the Income Tax Authorities refunded the aggregate tax amount of Rs.13,766 million (including interest of Rs.7,310 million) for assessment years 1998-99, 1999-2000, 2000-01, 2001-02 and 2002-03.  We also filed a further appeal with the Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL which is similarly situated.

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

In the absence of an interconnection agreement, we had provided NLD/ILD access charges for the period ended March 31, 2002 at the rates lower than those demanded by BSNL. Subsequent to the 2004 fiscal year, in a meeting held among the DOT, BSNL and us, the rates for NLD calls for the 2002 fiscal year were agreed upon, and accordingly we have accounted additional liability of Rs.233 million during the 2004 fiscal year. We may be required to pay ILD access charges amounting to Rs.195 million for the period April 1, 2001 to January 31, 2002 on the settlement of the dispute with BSNL.

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

Subsequent to the 2006 fiscal year, meetings have been held between BSNL and us wherein BSNL has raised additional claims for the year up to March 31, 2005 aggregating Rs.2,007 million and claims  amounting to Rs.5,670 million for the 2006 fiscal year on account of networking and others charges. As against these claim for the 2006 fiscal year, we have accounted Rs.4,040 million for networking charges payable to BSNL.

Our contention is that since all claims relating to networking and other charges for the period up to March 31, 2005 have already been settled in accordance with the minutes of the DOT committee held on January 2006 and the claims for the 2006 fiscal year were not adequately supported by the BSNL, and hence not accepted by us.  Further, as we are in the process of discussing/reconciling with BSNL its claims for the 2006 fiscal year and may be required to pay an additional amount based on the final settlement, however such payments will not have a material adverse effect upon our results of operations, financial condition and cash flows. Management believes that an adverse outcome in respect of the above is unlikely.  Therefore, the difference amount of above claims of Rs.3,637 million has been shown as contingent liability.  In addition, the Delhi Unit has accounted for the expenditure on account of telephone bills of service connections raised by BSNL towards us for the period from October 1, 2000 to September 30, 2006 in the amount of Rs.98.01 million on the basis of actual reimbursement made for subsequent periods against the disputed claim of Rs.312.72 million, since no details/justifications have been received from BSNL in spite of repeated requests.  The balance amount of Rs.214.72 million is shown as a contingent liability.

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

During the 2010 fiscal year, we raised charges on BSNL amounting to Rs.403.17 million for infrastructure and for electricity and other charges amounting to Rs.86.12 million, which BSNL has not rebutted.  Management believes that the income claimed will be recoverable from BSNL.  Accordingly, these amounts have been recognized as income in our statement of operations.  Further, during the 2010 fiscal year, we had raised claims against BSNL for tax usage charges amounting to Rs.700.83 million.  We have not recognized these claims as income in our statement of operations due to absence of any interconnect agreement with BSNL.  During the 2011 fiscal year, we increased infrastructure charges to BSNL amounting to Rs. 586.65 million and Rs. 184.91 million for electricity and other  charges, which have not been rebutted by BSNL. No tax usage charges has been billed to BSNL since BSNL has installed its own Trunk Automatic Exchange.

Disputes with the DOT

Upon our formation, employees were deputed to us on deemed deputation status from the DOT and we were required to contribute for the Leave Salary and Pension Contribution (“LSPC”) pursuant to the rates prescribed by the Government (11% for leave salary and 14% for pension contribution).  We had accrued for these expenses amounting to Rs.2,885 million for the period 1986 to 1998, and subsequently paid them to the DOT.

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

In 1998, M&N Publications (now GETIT Informediary Pvt. Ltd.) made claims against us for Rs.5,415 million.  These claims arose out of contracts for the printing of telephone directories for Delhi and Mumbai, and include claims for loss of reputation and loss of business opportunities.  We asserted counterclaims of Rs.4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator.  The last hearing was held in February 2011. We believe that we have valid defenses to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

In the 2005 fiscal year, Alcatel brought claims against us aggregating Rs.161.16 million (including interest from 1996 on the claims made of Rs.119.87 million) as of March 31, 2011.  These claims arose out of contracts for supply of digital local telephone exchange equipment, and include claims for loss of reputation and loss of business opportunity.  The claims are pending in arbitration.  The last hearing was held in May 2011. We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

We have received claims aggregating Rs.452.97 million (including interest) as of March 31, 2011 from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arose from the contracts for PRM services, which were started in the 2000 fiscal year.  We had not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers. The claims include Rs.119 million towards loss of profit and wasteful expenditure incurred by the parties. An arbitration award of Rs.112.55 million, plus interest, was made in the World Phone claim, which both we and World Phone appealed to the Delhi High Court.  These appeals are pending. We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

We have received claims from CMC Limited aggregating Rs.692.97 million (including interest) as of March 31, 2011.  These claims arose out of the usage of leased circuits for which we have charged them rent for CUG services pursuant to the revised tariff plan which is disputed by CMC Limited.  These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs.220 million.  We believe we have a valid defense to these claims and, based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

We have received claims from M/s Haryana Telecom aggregating Rs.187.03 million (including interest) as of March 31, 2011 for a dispute in respect of reduction of notified rates for supply of PIJF cables to us against DOT T.E. No. 14-21/94-MMT(MMS), which claims also seeks interest at the rate of 24% per annum from June 1997 through the date of payment.  There have not been any proceedings in this case since 2009.  We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

Additionally, as of March 31, 2011, we were also involved in other law suits and claims amounting to Rs.10,864 million pending with various authorities regarding service tax, sales tax, lease disputes and other matters which arose in the ordinary course of the business. Management believes that we have valid defenses against these claims and adverse outcomes are unlikely. These law suits and claims would not have a material adverse effect upon our results of operations, financial condition and cash flows.

Dispute with Other Operator

We have received a claim of Rs.3,652 million (including interest) from Reliance Infocom.  The case dates back to the 2005 fiscal year when we noticed that a very large number of calls had been received from certain levels of another operator’s network.  On further investigation and analysis, we concluded that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered with by Reliance Infocom.  We raised a demand on Reliance Infocom based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004.  Reliance Infocom disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi.  After hearings, the honorable High Court directed Reliance Infocom to pay Rs.2,368 million to us.  During the 2006 fiscal year, Reliance Infocom under direction from the High Court has further deposited Rs.1,040 million with us.  The petition filed by Reliance Infocom before Hon’ble High Court, Delhi was dismissed as withdrawn with a liberty for Reliance Infocom to take steps in accordance with the Law.  The matter is presently pending with the Hon’ble Court/TDSAT.  We believe that we have strong defense and we will not have to repay amount received from Reliance Infocom.

Item 4C.  Organizational Structure

We are controlled by the Indian government and are not part of any group.

We have no subsidiaries which are considered “significant subsidiaries”.

Item 4D.  Property, Plants and Equipment

Infrastructure

We believe that we have created one of the most technologically advanced networks in India.  Our network capacity is growing rapidly, and as of March 31, 2011 we had a total capacity of approximately 12.89 million lines.

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

Overview of Our Network

	As of March 31,
	2007	2008	2009	2010	2011
Delhi
Access lines in service (access lines in service) (thousands)	2,999	3,181	3,586	3,942	4,190
Equipped capacity (thousands) (1)	4,385	5,135	5,135	5,847	6,347
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	336	342	344	342	352
Digital lines (thousands) (1)	4,385	5,135	5,135	5,847	6,347
Digitalization rate (4)	100%	100%	100%	100%	100%

Mumbai
Access lines in service (access lines in service) (thousands)	3,668	4,028	4,470	4,649	4,753
Equipped capacity (thousands) (1)	4,717	4,734	5,734	6,092	6,544
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	202	210	216	212	222
Digital lines (in thousands) (1)	4,717	4,734	5,734	6,092	6,544
Digitalization rate (4)	100%	100%	100%	100%	100%

(1)	Represents lines that are connected to digital switches.
(2)	TAX means trunk automatic exchange, a switch that routes calls to BSNL’s domestic fixed-line network and VSNL’s international gateways.
(3)	RLU means remote line units, which are switches that connect a subscriber to the main exchange.
(4)	Percentage of total equipped capacity that consists of digital lines.

Switching Equipment

All of our exchanges are fully automated and our switching capacity is 100% digital.  As of March 31, 2011, our switching network consisted of 352 nodes in Delhi and 222 nodes in Mumbai.  Each node has a capacity of between 1,000 and 100,000 lines.

As of March 31, 2011, there were 92 main exchanges and 260 remote line units in Delhi and 73 main exchanges and 149 remote line units in Mumbai.  Because one or more main exchanges in each node are connected to one or more main exchanges in every other node, traffic is routed in a “mesh” configuration.  We have also installed high capacity tandem switches in Delhi and Mumbai to more efficiently route traffic between exchanges.  A majority of calls to our main exchanges are now being routed through the tandem switch to another node.  This has resulted in a more integrated network and has reduced the amount of capital expenditure required to install additional capacity in our switching network.

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

In addition, in order to provide a converged IP network for all services, in the 2008 fiscal year we commissioned a state of art IP/MPLS core network in Delhi and Mumbai.  This network is currently carrying our Broadband, IPTV and GSM traffic.  We also are providing Layer 2 and 3 VPN services through this network.  We are working on the expansion of this IP/MPLS network so as to further extend the IP reach of this network.

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

QoS improvement is a continuous process. For further improvement in QoS, we have undertaken the following steps:

•	Improving the legacy PSTN Network by change of cables, drop wires, punching of DPs / Pillars, replacement of old instruments, etc. as required.
•	Rehabilitating outdoor network to reduce fault rate and MTTR.
•	Introducing latest digital/new generation/optical technologies.
•	Planning to RSUs to reduce the last mile loop length wherever required.
•	Inspecting O/D network and indoor plants on regular basis for improvement of services.
•
In cellular network measures like BTS addition, capacity augmentation and upgrades, antenna tilting, optimization of network and drive test are undertaken on a continuous basis. Indoor Building solutions using Micro BTSs/Boosters in buildings wherever the signals are required to be improved.

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

	Year Ended March 31,
	1986	2007	2008	2009	2010	2011
	(inception)
Fault rate/100 (1) Telephones/month:
Delhi	34.9	9.4	6.5	6.7	7.7	6.4
Mumbai	21.2	10.5	9.3	9.1	7.3	8.5
Call completion rate (2)
Delhi
Local calls	77.3	48.3	52.8	50.5	53.0	61.4
Domestic long distance calls	30.0	38.5	43.5	48.4	48.7	51.1
Mumbai
Local calls	93.0	56.7	54.4	53.2	53.9	58.7
Domestic long distance calls	23.9	37.0	45.6	48.9	50.7	49.8

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

Our current estimate for capital expenditures for fiscal year 2012 is Rs.11,454.64 million; however, based on our experience in past years, we expect that the actual amount of capital expenditures for the year will be less than our estimate.

The following table shows our network-related capital expenditures for the periods indicated:

	(Rs. in millions) Year Ended March 31,
	2007	2008	2009	2010	2011
Local switching and access lines (including CDMA)/
Transmission/network modernization/expansion abroad	4,460	5,107	5,098	4,955	8,959
Information technology	1,730	52	817	281	87
Land, buildings and vehicles	817	926	790	889	1,672
Build-out of GSM cellular networks	951	3,239	2,006	5,955	1,853
3G and BWA license fees	-	-	-	110,980	-
Total	7,958	9,324	8,711	123,060	12,571

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

In 1987, the assets and properties of the DOT located in Delhi and Mumbai were transferred to us by an order of the government of India and a deed of sale with a consideration of Rs.9,000 million paid by us.  Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease.  A formal transfer deed for real property of the DOT transferred by the government of India to us has been executed but has not been registered with the appropriate authorities.  The formal transfer deed and the physical delivery of possession of the DOT’s non-real estate assets have resulted in the transfer of these non-real estate assets of the DOT to us in Delhi and Mumbai.  We believe that our use of these properties is not affected by the fact that this deed has not been registered with the appropriate authorities.

Indian law requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate.  Applicable stamp duty has not been paid in respect of any of the properties acquired or leased by us.  Accordingly, we may be liable for stamp duty and related penalties if a deed is executed by us in the future under the applicable rates of stamp duty and penalty payable in the state where the property is located (other than with respect to the DOT properties acquired from the government of India as of March 30, 1987).  All liabilities for stamp duties in respect of the DOT properties acquired by us from the government of India as of March 30, 1987 are to be borne by the government of India.  We have been advised by our counsel that, although we have valid possession (including the risks and rewards of ownership) and title to all of our property, we need to have certain documents relating to transfer or lease of real property duly registered and stamped to enable us to perfect and thereby acquire marketable title to real property in our possession.  In preparing our financial statements, the provision for this stamp duty has been made on a best estimate basis.  We have capitalized provision for stamp duty based on our best estimate amounting to Rs.47 million and Rs.63 million as of March 31, 2010 and 2011 respectively.  We do not intend to sell any of these properties. In terms of our Articles of Association, we must obtain prior approval of the President of India in respect of any sale or disposal of any land or building costing more than Rs.1 million.

Intellectual Property

Intellectual property rights are not important to our operations.

TELECOMMUNICATIONS REGULATION IN INDIA

The Telecom Regulatory Authority of India

In March 1997, the Indian government established the TRAI, an independent regulatory authority under the provisions of the Telecom Regulatory Authority of India Act.  The TRAI is an autonomous body comprised of a chairperson and not more than two full-time members and not more than two part-time members appointed by the Central government, and has primary responsibility for making non-binding recommendations to the DOT, either at the request of the DOT or on its own, as to:

•	need for and the timing of the introduction of new service providers;

•	terms and conditions of licenses to new or existing service providers;

•	revocation of existing licenses for non-compliance

•	measures to facilitate competition and promote efficiency to facilitate growth in the industry;

•	technology and equipment improvements in providers’ infrastructures and in the industry generally;

•	ensuring compliance of providers with license terms;

•	ensuring technical compatibility between providers;

•	regulating revenue sharing between providers;

•	establishing quality standards and ensuring compliance through periodic reviews of providers; and

•	determining time schedules pursuant to which providers will establish inter-connection between their networks.

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

Mobile Number Portability.  In May 2009, the DOT issued instructions regarding requirements to provide Mobile Number Portability (MNP).  In September 2009, the TRAI issued “Telecommunication Mobile Number Portability Regulations (MNP), 2009” which allows subscribers to retain their existing mobile number when they move from one service provider to another service provider on payment of certain charges and on fulfilling certain other conditions.  In November 2009, the TRAI issued the Telecommunication Mobile Number Portability Per Port Transaction Charge and Dipping Charge Regulations 2009(9 of 2009).  The DOT decided to implement MNP by January 1, 2011.  We have adhered to the deadline and MNP has been successfully implemented on our network.

Spectrum Allocation Charges.  In addition to the license fee, each Indian mobile service provider, including us, pays spectrum charges of 2% of adjusted gross revenues for up to 4.4 MHz of spectrum allocation and 3% of adjusted gross revenues for spectrum allocation of up to 6.2 MHz and 4% of adjusted gross revenue for spectrum allocation of up to 8 MHz.

Revised Spectrum Charges for CDMA and GSM. On February 25, 2010, the DOT revised the Spectrum  Charges for CDMA and GSM Access network of Telecom Service as follows:

Amount of GSM spectrum	Amount of CDMA spectrum	Spectrum charges as a percentage(%) of Adjusted Gross Revenue
Up to 2 x 4.4 MHz	Up to 2 x 5.0 MHz	3%
Up to 2 x 6.2 MHz	Up to 2 x 6.25 MHz	4%
Up to 2 x 8.2 MHz	Up to 2 x 7.5 MHz	5%
Up to 2 x 10.2 MHz	Up to 2 x 10.0 MHz	6%
Up to 2 x 12.2 MHz	Up to 2 x 12.5 MHz	7%
Up to 2 x 15.2 MHz	Up to 2 x 15.0 MHz	8%

Private telecom operators have challenged this order of the DOT in the Honorable TDSAT and obtained stay orders.  The stay is applicable to the operators which approached the tribunal.  We have also requested the DOT to allow us to pay the spectrum charges in accordance with the earlier rates to maintain a level playing field, and are awaiting a response from the DOT.

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

Pursuant to tariff orders, tariff plans initiated by an Access Provider are to be available to a subscriber for a minimum period of six months from the date of enrollment of the subscriber to that tariff plan.  The tariff order also prescribes a reporting requirement that a service provider must report any change in tariff to the TRAI within seven days from implementation.

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

The TRAI has fixed revised ceiling tariff for the most commonly used capacities/speed i.e. 64 kbps, 128 kbps, 256 kbps, E1 (speed of 2 Mbps), DS-3 (speed of 45 Mbps) and STM-1 (speed of 155 Mbps).  The revised ceiling tariffs (for distance slab above 500 Km) in respect of DLC are summarized in the table below:

Capacity / Speed	Ceiling Tariff (Rs. in lakhs)
64 Kbps	0.44
128 Kbps	0.79
256 Kbps	1.36
E1 (2 bps)	8.50
DS-3 (45 Mbps)	62
STM-1 (155 Mbps)	165

Foreign Direct Investment Controls.

The current Indian government policy on foreign direct investment (FDI) in the telecom sector is summarized as follows:

•
For basic Cellular, Value Added Services and Global Mobile Personal Communications by Satellite, FDI is permitted up to 74% with FDI beyond 49% requiring government approval, subject to licensing and security requirements and adherence by the companies (who are investing and the companies in which the investment is being made) to the license conditions for foreign equity cap and lock-in period for transfer and addition of equity and other license provisions.

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

The above policy guidelines are subject to the following conditions: FDI up to 100% is allowed subject to the condition that such companies would divest 26% of their equity in favor of the Indian public in five years, if these companies are listed in other parts of the world; the above services would be subject to licensing and security requirements, wherever required; and proposal for FDI beyond 49% shall be considered by FIPB on case to case basis.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

You should read the following discussion in conjunction with the Item 3A. “Selected Financial and Operating Data, Item 3D. “Risk Factors” and our consolidated financial statements and the related notes, which appear elsewhere in this report.  Our consolidated financial statements have been prepared in accordance with US GAAP. Our fiscal year ends March 31 of each year, and therefore all references to a particular fiscal year as to the twelve months ended March 31 of that year.

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

•	continued consolidation in the industry;

•	further rate reductions as a result of intensifying competition or tariff reductions;

•	new interconnect agreements with private operators;

•	license fee revisions, including revisions that may be applied retrospectively;

•	one time charges towards 3G spectrum and BWA spectrum amounting to Rs.110,979 million paid during the 2011 fiscal year;

•	further expansion and penetration of broadband;

•	benefits of our new International Long Distance License obtained in July 2008;

•	possible direct or reverse merger with BSNL;

•	the implementation of voluntary retirement schemes for our employees; and

•	further regulatory changes.

Our future results of operations are also likely to be affected by macroeconomic trends such as the rate of growth of the Indian economy, particularly in Delhi and Mumbai, and the introduction of new technologies and products by our competitors and us.  Many of these factors are beyond our control.  See Item 3D. “Risk Factors” in this report.

Critical Accounting Policies and Estimates

We have prepared the consolidated financial statements for the three fiscal years ended March 31, 2011 in accordance with US GAAP.

Our accounting policies are described in Note 2 of the notes to our consolidated financial statements. Our consolidated financial statements which are part of this report are prepared in conformity with US GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Recognition of Revenues.  Revenues include amounts invoiced for call revenue, fixed monthly rental charges, roaming charges, activation fees, internet services, access and interconnection revenue and fees for value added services (VAS).  Revenues for fixed line and cellular telephonic services are recognized based upon metered call units (MCU) of traffic processed.  Rental revenues and leased circuits rentals are recognized based upon contracted fees schedule.  Revenues from internet services are recognized based on usage by subscribers.  Revenues associated with access and interconnection for usage of our telephone network by other operators for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by the TRAI.  The TRAI regulation specifies per minute rates for metered call units (MCU) of traffic terminated on our network.  Revenues are shown net of service tax and applicable discounts and allowance.  Unbilled receivables represent revenues recognized in respect of services provided from the last bill cycle date to the end of the year.  These are billed in subsequent periods as per the terms of the billing plans.  Billings in advance for services to be rendered and amounts charged for new connections are classified in current liabilities under the heading “Deferred income”.  Amounts charged for new connections are recognized over the average life of the customer relationship.  A significant portion of our revenue is derived from interconnect and access charges for calls terminating at our network.  The related rules and telecommunication industry related policies are framed and determined by the government of India through its departments and regulatory authorities such as the DOT and the TRAI.  Since interconnect and access charges are presently governed by IUC regime, we have not entered into separate agreements with certain other operators.  Any subsequent amendment to the presently applicable guidelines with retrospective effect relating to tariff and interconnect/access charges will impact our revenues significantly.

For the 2011 fiscal year, a 10% increase or decrease in the rates for call revenue for Basic services, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.817.77 million. A 2% increase or decrease in metered call units in respect of fixed line call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.163.55 million for the 2011 fiscal year.  Further, a 5% increase or decrease in rental charges would have increased or decreased the total revenue by approximately Rs.396.19 million, as applicable, while a 5% increase or decrease in rates for interconnection services would have increased or decreased the total revenue by approximately Rs.157.38 million for the 2011 fiscal year.

License Fees.  We are paying license fee and spectrum charges to the DOT in accordance with conditions governing license fee for Basic Telephone Service and Cellular Telephone Service prescribed by the DOT under the Revenues Sharing Regime, whereby the license fee is computed as a specified percentage of adjusted gross revenue.  The license fee is expensed as incurred.  In view of the uncertain political environment and the fact that the license fee is determined on the basis of guidelines prescribed by regulatory authorities, the license fees is subject to change in the event any of these guidelines are modified subsequently with retrospective effect. During the 2011 fiscal year, the applicable percentage of license fee was 10%. A change in the specified percentage to 12% or 8% would have increased or decreased the license fee charges by approximately Rs.671.62 million.  Refer to the discussion in the “Comparison of Year Ended March 31, 2011 with Year Ended March 31, 2010” below.

Network Charges.  Charges associated with access to and interconnection to other operators’ network by us for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by the TRAI, where applicable, and in accordance with the terms of agreements entered into with other operators.  TRAI regulation specifies per minute charges for metered call units (MCU) of traffic terminated on the other operators’ network.  In view of the uncertain political environment and the fact that the network charges are determined on the basis of guidelines prescribed by regulatory authorities, the network charges are subject to change in the event any of these guidelines are modified subsequently with retrospective effect.  Refer to the discussion in the  “Comparison of Year Ended March 31, 2011 with Year Ended March 31, 2010” below.

Pension and Other Retirement Benefits.  We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors, which attempt to forecast future events, are used in calculating the expense and liability related to the plans.  These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines.  In addition, we also use subjective factors such as withdrawal and mortality rates to estimate these factors.  The actuarial assumptions we used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants.  These differences and the fact we have not invested pension and other retirement benefit funds to cover retirement liability may result in a significant impact to the amount of pension and other retirement benefit expense recorded by us.  During the 2008 fiscal year, we made an ad hoc arrangement of medical scheme for retirees with effect from September 1, 2007.  According to this ad hoc arrangement the respective units were allowed to settle such claims on case to case basis.  This scheme was discontinued with effect from March 20, 2008; however, the employees who are under treatment will continue to get the benefits till discharge from the hospital.  Effective October 2008, we implemented a Retired Employee Contribution Group Health Insurance scheme for a one year period, which has been extended till September 30, 2010.

Income Taxes.  In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted.  We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance.  The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax assets will be recoverable. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.  The enacted tax rate applicable to us was 30.90% during the 2011 fiscal year.  A 1% increase or decrease in the tax rate to 31.90% or 29.90% would have increased or decreased the income tax expense for the year by Rs. NIL, since there was no taxable income.

As per section 80IA of the Indian Income Tax Act, 1961, a company which starts to operate telecommunication services at any time on or after April 1, 1995, but before March 31, 2000, is entitled to a tax holiday for a period of 10 years beginning with the year in which such services are started. As per the tax holiday, 100% of the profits derived from such services are exempt from tax in the first five years, and 30% of such profits are exempt from tax for the next five years.  We, on the basis of advice from our legal counsel, have historically claimed such benefit.  Our claim had been rejected at the first appellate level and the case has been referred to the Committee of Disputes, which is a body formed by the Government to settle disputes between Government controlled undertakings and the Government. The Committee has referred the case to the Tax appellate authorities for reconsideration. For the years ending up to and including the 2006 fiscal year, considering that the benefit claimed by us in the above years may not be ultimately allowed by tax authorities, the provision for current taxes in these years had been accounted in the basis of normal tax rates. During the 2007 fiscal year, the assessing officer made fresh assessment for calculation of deduction under section 80IA of the Indian Income Tax Act, 1961 and allowed partial benefit to us. We have filed appeals against that partial allowance to the higher authority. Also refer to Note 25iii(b)(ii) to the notes to the consolidated financial statements.  During the 2008 fiscal year, we received refunds from Income Tax Authority in respect of penalty levied for the years 1995-96, 1996-97, 2000-01 and 2001-02. These penalties pertain to our claims under section 80IA of India Income Tax Act.  The penalty amount has been refunded by the Income tax dept along with interest thereon which has duly been accounted for in the statement of Income for the 2008 fiscal year.

During the 2009 fiscal year, the Assessing Officer allowed partial refunds in respect of deductions under Section 80IA for assessment years 2001-02 and 2003-04. During the 2010 fiscal year, the Honorable ITAT allowed our claim under section 80IA for six assessment years (1998-99, 1999-00, 2000-01, 2001-02, 2002-03 and 2005-06) to exempt up to 75% of the income we earned from services.   The Income Tax authorities refunded the tax amount of Rs.2,819.00 million (including interest of Rs.1,361.84 million) for assessment year 1998-99, and rest of the years were in progress.

During the 2011 fiscal year, the Income Tax Authorities refunded the tax amount of Rs.13,766 million (including interest of Rs.7,310 million) for assessment years 1998-99, 1999-2000, 2000-01, 2001-02 and 2002-03.  We have filed a further appeal during the 2011 fiscal year in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL which is similarly situated.

Legal Contingencies.  As discussed in Note 25 to the notes to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us.  We have accrued amounts as appropriate that represent our estimate of the probable outcome of these matters. The judgments we make with regard to whether to establish a reserve are based on an evaluation of all relevant factors by internal and external legal counsel, as well as subject matter experts and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies.  Claims are continually monitored and reevaluated as new information is obtained.  We may not establish a liability for a particular matter until long after the litigation is filed, once a liability becomes probable and estimable. The actual settlement of such matters could differ from the judgments made in determining how much, if any, to accrue.  We do not believe these proceedings will have a material adverse effect on our consolidated financial position.  While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Recoverability of DOT Receivables.  We are a Government company under the Indian Companies Act.  As of March 31, 2011, the Government owned 56.25% of our issued share capital.  Consequently, the Government, acting through the DOT, continues to control us and will have the power to determine the outcome of our transactions with the DOT or the assertion of our claims against the DOT.  We also provide and receive services to/from other Governmental departments and other public sector organizations on normal commercial terms.  Refer to the notes to the consolidated financial statements for a further discussion on our related party transactions and significant risks and uncertainties.  The receivables from the DOT constitute a significant portion of our assets and our assessment of the recoverability of these assets involves critical accounting estimates.  The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties.  Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for these assets could have been materially impacted.  Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

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

Estimated Useful Lives of Property and Equipment.  We estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period.  If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods.  Further, property and equipment are being depreciated over their useful lives which exceed the license term since we believe that our licenses will be extended beyond their current term.

Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future undiscounted cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group.  If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows.  If impairment is indicated, the asset or asset group is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.  The discounted cash flows calculation uses various assumptions and estimates regarding future revenue - which is a factor of the future subscriber base and the average revenue per subscriber, expenses, terminal values of the assets and the cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors including adverse regulatory and legal rulings.  We carried out an impairment review of our long lived assets in fiscal 2011.  Based on our review, the expected future cash flows directly associated with the asset groups exceed their carrying amount and hence there is no impairment of long lived assets in fiscal 2011.

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

The ITI share purchase agreement includes a provision for a letter of comfort from the DOT to us endorsing the investment and also provides us a right to set off amounts receivable in respect of principal outstanding from the amounts payable to ITI in connection with our purchase of exchanges and cable supplies.

As of September 30, 2009, ITI had not redeemed the first, second, third, fourth and last tranches amounting to Rs.200 million each pursuant to the original repayment schedule.

Management has evaluated the investment in ITI for impairment, on the basis that the first, second and third tranches for repayment have not been settled by ITI.  Management has evaluated the financial condition and business outlook of ITI including the new purchase orders received by ITI for supply of GSM equipment from BSNL and us.  We currently have accounts payable to ITI of Rs.142 million as of March 31, 2011, which, pursuant to the share agreement, we can legally settle against the repayments owing under the cumulative preference shares.  In addition, we have the intent and ability to retain the debt security for a period of time sufficient to allow for anticipated recovery in value.

Based on this evaluation and specifically considering that the share purchase agreement includes a provision for a letter of comfort from the DOT to us endorsing the investment and also provides us a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI.  However, out of the total investment of Rs.1,000 million, Rs.800 million had been charged as an impairment during the 2008 fiscal year, another Rs.200 million of the debt security was impaired as of March 31, 2009.  The entire amount of investment in ITI has been impaired up to fiscal year 2009.

The DOT, by letter dated July 31, 2009, deferred the repayment schedule of the above cumulative preference shares to beginning 2012-13 and payable in five equal annual installments.

The MKVDC bonds have a coupon rate of 11.5% per annum and are redeemable at the end of the 10th year from the date of allotment (May 31, 2002).  The repayment of these bonds is guaranteed by the Government of Mahrashtra.  Based on our assessment of carrying value of investment in MKVDC bonds, we believe that there is no impairment of investments as of March 31, 2011.

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

We began receiving interconnect payments in respect of incoming international long distance calls since April 2002, when several interconnect agreements, including our agreement with VSNL, took effect. In fiscal year 2003, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of the TRAI’s Interconnect Usage Charges Regulation 2003, and modified by Interconnect Usage Charges Regulation 2003, and further amended from time to time.  Call revenue is generally a function of the number of access lines in service, the volume of traffic carried and the level of call charges.  Telephone and other rental revenue is a function of the number of access lines in service and the rental tariffs we charge.  Public call office revenue is driven by the number of our public call offices, the volume of traffic carried and the level of call charges.  Interconnect revenue is a function of the contractual and legal/regulatory rates prescribed for interconnection and the level of call volumes originating from sources that pay interconnect fees.  There has been a continuous decrease in the number of fixed lines that, coupled with a decrease in the related tariffs, and also downfall in the GSM revenue though there are significant additions in GSM connections, is mainly attributable to reduction in tariff. However, there has been an increase in revenue due to increased broadband connections, despite a drastic decrease in related tariffs for the year ended March 31, 2011.

Since October 2004, we have drastically reduced the ISD tariff.  We reduced the ILD tariff on a promotional basis for our GSM postpaid and prepaid subscribers under the GSM service license for the licensed service area for 90 days effective as of June 26, 2010 for Delhi and July 1, 2010 for Mumbai.

The calls within our own networks of Delhi and Mumbai are treated as local calls.  For all other places the STD rate is flat (i.e. Rs.1.20 per minute from Fixed and WLL(M)) and the STD rate for Cellular service is Rs.0.60 per minute for Mumbai and Delhi. We have also reduced roaming charges between Mumbai and Maharashtra.

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

In fiscal year 2000, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the DOT and accept employment with us effective November 1998.  Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules. Some other employees have opted for retirement rules, which are applicable to our directly recruited employees, and opted to draw pro rata monthly pension until their absorption.  Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees.  In 2002, the DOT indicated that the Government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT.  However, the terms of such payments are in the process of finalization.  Once these terms are finalized and the payments are made to the DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India.  Presently, in the absence of any further movement from the Government, we are discharging all such liabilities.

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

As a public sector enterprise, we abide by general DOT and Department of Public Sector Enterprises personnel policies that, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees.  Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages.  During the 2005 fiscal year, we implemented a Voluntary Retirement Scheme (VRS) for executive as well as non-executive employees.  Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time.  The scheme provided for ex gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment.  The Scheme was closed in 2007 fiscal year. As of March 31, 2011, no employee had retired under this scheme.

License Fees and Network Utilization.  The DOT periodically adjusts the license fees and network utilization charges.  The license fee had been revised at 10% of Adjusted Gross Revenues with effect from April 1, 2004.  The license fee for the NLD (national long distance) and ILD (international long distance) service licenses which we have obtained is 6% of AGR.  A license fee on Internet services of 6% of AGR has been in effect since 2006.

A method of calculation of the ISP license fee was implemented for the 2010 fiscal year, and also extended the fee for the previous year.  The change was approved in the ECM held on June 12, 2010, and accordingly the license fees were reduced by Rs.70.4 million in the 2009 fiscal year.

We finalized the charges for network utilization and domestic long distance agreements with BSNL.  Since November 2006, NLD carriage charges have been at the negotiable rates.  These rates are not applicable to NLD for traffic between Delhi and Mumbai, which is routed on our own leased bandwidth.

We are responsible for collecting payments for calls from our subscribers and bear the risk of non-collection of these charges.  Until the May 1, 2003 effectiveness of the interconnection usage charges regulation, we did not receive any payments for call coming into our network from BSNL’s network.  BSNL has also established its own Trunk Automatic Exchanges (TAXs) at Delhi and Mumbai.  All the other private operators in Delhi and Mumbai have established interconnection with these TAXs and consequently we have stopped transiting their long distance calls to minimize the risk of bad debts.

Inflation

We do not believe that inflation in India has had a material impact on our results of operations in recent years.  However, the TRAI has been granted the authority to determine tariffs, and we are therefore restricted in our ability to increase tariff’s to compensate for inflation.  As a result, inflation could adversely affect our results of operations.  See Item 4B. “Business Overview-Tariffs and Other Charges” in this report.

Effect of New Accounting Pronouncements

There are a number of new accounting standards that been issued that will affect our information presented in accordance with US GAAP.  For a description of these recent pronouncements, see Note 2(s) of the notes to our consolidated financial statements included elsewhere in this report.

Other Matters

See Item 4. “Information on the Company-Business Overview- Legal Proceedings” and Notes 18 and 24 of the notes to our consolidated financial statements included elsewhere in this report for information about our contingent liabilities.

Restatement of Previously Reported Amounts

We have adjusted shareholders' equity, retained earnings and net income for the 2009 fiscal year to reflect the impact of the adjustment in our accounting by reason of payments for 3G and BWA spectrum as license fees. The nature and impact of the adjustment is described in Note 3 to our consolidated financial statements and in Item 3. “Key Information” and Item 5. “Operating and Financial Review and Prospects” in this report.

The nature of adjustment was as follows:

We had provided for Rs.213.20 million during the 2009 fiscal year on account of 3G and BWA spectrum as license fees on the base reserve price subject to finalization of auction process by the DOT and therefore the accounting policy in this regard was not made on that date.

On finalization of the auction process by the DOT, during the 2011 fiscal year, in accordance with DOT guidelines, the liability for Rs.110,979.7 million has been accounted for by creating intangible assets as one time charges payable to DOT for 3G and BWA spectrum. This is to be amortized for the period of 20 years and 15 years for 3G and BWA spectrum respectively on straight line basis. Accordingly, the amortized amount for the period from August 8, 2008, the date of allotment of spectrum, to March 31, 2009, was Rs.4,082.30 million.

The change in the method of calculation of ISP license fee implemented for the 2010 fiscal year was also extended for the previous year. This was approved in the ECM held on June 12, 2010, and accordingly the license fees were reduced by Rs.70.42 million in the 2009 fiscal year.

Segment Information

We have identified basic and cellular as our two operating segments.  Basic services segment consists of voice, data through local calls, domestic long distance and international long distance calls on fixed line services in the cities of Delhi and Mumbai in India. Further, it includes revenues from Code Division Multiple Access, or CDMA, based cellular services and internet access services.  Cellular consists of providing cellular services in cities of Delhi and Mumbai using Global System for Mobile communications, or GSM, technology.  See Note 26 of the notes to our consolidated financial statements.

The cellular services have met the thresholds of significance as a reportable segment during the 2009, 2010 and 2011 fiscal years.

Through our 100% subsidiary Mahanagar Telephone Mauritius Limited (MTML), we are providing fixed, mobile, ILD and Internet Services in Mauritius.  MTML has installed the state of art CDMA IX EVDO switch having capacity of 110K, with a strategically spread radio network of base stations.  The system is equipped to provide value added services, i.e., SMS, DATA, Multi Media service etc. MTML is also expanding the capacity of its core network to 310K lines and implementing a GSM network in Mauritius with 200K lines capacity the 110K core capacity of the CDMA IX EVDO network.  See Item 4A.  “History and Development of the Company - Telecommunications Services in Other Countries” in this report.

During the 2009, 2010 and 2011 fiscal years, no single customer has contributed for revenue in excess of 10% of total revenue.

The amounts reviewed by the CODM are based on our internal accounting policies which are different from U.S. GAAP.

Results of Operations

The following table sets forth selected income statement data expressed as a percentage of revenue for the period indicated, derived from financial statements that are prepared in accordance with US GAAP, included on pages F-1 to F-43 of this annual report.

Fiscal Years Ended March 31,

	2009 (Restated)	2010	2011
Revenues	100%	100%	100%
Cost of revenues (excluding depreciation & amortization shown separately below)	(74.5)%	(135.0%	(102.7)%
Selling, general and administrative expenses (excluding depreciation & amortization shown separately below)	(21.6)%	(50.3)%	(36.1)%
Depreciation & amortization	(29.4)%	(41.6)%	(41.3)%

Excess liabilities written back	1.2%	1.6%	2.4%
Income / (loss) from operations	(24.2)%	(125.2)%	(77.7)%
Interest and other income, net	23.8%	20.0%	13.4%
Income before income taxes and share of profits /(losses) from affiliates	(0.4)%	(105.2)%	(64.3)%
Income taxes	(3.0)%	33.2%	(25.2)%

Equity in profits /(losses) of affiliates	0.0%	0.0%	0.0%

Net income (loss)	(3.4)%	(72.0)%	(89.5)%

Comparison of Year Ended March 31, 2011 with Year Ended March 31, 2010

Revenues: Basic services: Our revenues from basic services increased by 7.71% from Rs.28,549 million for the 2010 fiscal year to Rs.30,750 million for the 2011 fiscal year. The increase was primarily driven by revenues from the Commonwealth Games (Rs.2,850 million) and the cyber highway project (Rs.182 million), Interconnect revenue increased by 10.96% from Rs.2,715 million for the 2010 fiscal year to Rs.3,012 million for the 2011 fiscal year because of the reduction in IUC tariff mandated by the TRAI.  Revenue from telephone and other rentals and broadband services decreased by 9% from Rs.15,331 million for the 2010 fiscal year to Rs.13,951 million for the 2011 fiscal year.

Call revenue has gone down as a result of a decrease in the number of connections from approximately 3.80 million connections during the 2010 fiscal year to approximately 3.74 million connections during the 2011 fiscal year. Further, the call tariff rates were reduced during the current year due to increased competition in the market, resulting in a fall in the average revenue per connection per month from Rs.626 during the 2010 fiscal year to Rs.611 during the 2011 fiscal year, a decrease of Rs.15  per connection per month.

Cellular services: Our revenues from cellular services decreased by 8.35% from Rs.6,964 million for the year ended March 31, 2010 to Rs.6,382 million for the year ended March 31, 2011. The decrease was primarily driven by decrease in our income from roaming and prepaid “Trump” by Rs.635 million from Rs.3,395 million for the year ended March 31, 2010 to Rs.2,760 million for the year ended March 31, 2011.

Cost of Revenues: Basic services: Our cost of revenues has decreased from Rs.42,925 million for the 2010 fiscal year to Rs.32,877 million for the 2011 fiscal year. The decrease in cost is attributable to decrease in staff costs by Rs.9,780 from Rs.32,713 million  for the 2010 fiscal year to Rs. 22,933 million for the 2011 fiscal year. Interconnection charges decreased by 21% from Rs.2,917 million for the 2010 fiscal year to Rs.2,306 million in the 2011 fiscal year.

Cost of Revenues: Cellular services: Our cost of revenues has decreased by Rs.60 million from Rs.5,013 million for the 2010 fiscal year to Rs.4,953 million for the 2011 fiscal year.  The decrease is due to a decrease in interconnect charges by Rs.191 million from Rs.2,502 million for the 2010 fiscal year to Rs.2,311 million for the 2011 fiscal year and a decrease in license fees by Rs.9 million from Rs.750 million in the 2010 fiscal year to Rs.741 million for the 2011 fiscal year.  There was a decrease in staff cost by Rs.94 million from Rs.898 million in the 2010 fiscal year to Rs.804 million for the 2011 fiscal year.

With respect to license fees payable as a percentage of the Adjusted Gross Revenues (AGR), the decrease is essentially due to an 8.35% decrease in cellular revenue as compared to the previous year.

Selling, General and Administrative Expenses (SG&A)

Basic services: Our selling, general and administrative expenses related to basic services decreased by 27% from Rs.17,049 million during the 2010 fiscal year to Rs.12,459 million during the 2011 fiscal year. The decrease is mainly a result of a decrease in staff costs by Rs.4,192 million from Rs.14,020 million for the 2010 fiscal year to Rs.9,828 million for the 2011 fiscal year and a decrease in miscellaneous expenses by Rs.108 million from Rs.581 million for the 2010 fiscal year to Rs.473 million for the 2011 fiscal year. However, the same was set off to some extent mainly on account of loss on sale of assets by Rs.347 million from Rs.16 million for the 2010 fiscal to Rs.363 million for the 2011 fiscal year.

Cellular Services: Our selling, general and administrative expenses related to cellular services decreased by Rs.3 million from Rs.805 million during the 2010 fiscal year to Rs.802 million during the 2011 fiscal year. The decrease is mainly a result of decrease in staff costs by Rs.40 million from Rs.385 million for the 2010 fiscal year to Rs.345 million for the 2011 fiscal year. However, the same was offset by increase in provision for doubtful debts by Rs.42 million from Rs.27 million for the 2010 fiscal year to Rs.69  million for the 2011 fiscal year.

Income from Operations

Basic Services: Our loss from operations from basic services decreased by Rs.19,779 million from an operational loss of Rs.43,973 million for the 2010 fiscal year to an operational loss of Rs.24,194 million for the 2011 fiscal year. The decrease in operating loss is mainly due to the increase in revenue by 7.71% from Rs.28,549 million for the 2010 fiscal year to Rs.30,750 million for the 2011 fiscal year.  There was also a decrease in cost of revenues by Rs.10,048 million from Rs.42,925 million for the 2010 fiscal year to Rs.32,877 for the 2011 fiscal year and a decrease in the selling, general and administrative expenses from Rs.17,049 million for the 2010 fiscal year to Rs.12,459 million for the 2011 fiscal  year.

Cellular Services: Our loss from operations from cellular services increased by Rs.3,573 million from a loss from operations of Rs.498 million for the 2010 fiscal year to a loss from operations of Rs.4,070 million for the 2011 fiscal year.  The loss from operation is mainly attributable to decrease in revenue by Rs.582 million from Rs.6,964 million for the 2010 fiscal year to Rs.6,382 million for the 2011 fiscal year.

Interest and Other Income: During the 2011 fiscal year, our interest and other income decreased by 31% from Rs.7,105 million for the 2010 fiscal year to Rs.4,935 million for the 2011 fiscal year.  The decrease is attributable to decrease in interest from bank deposits by Rs.3,513 million from Rs.3,986 million for the 2010 fiscal year to Rs.473 million for the 2011 fiscal year.

Income Taxes: Income tax decreased by Rs.21,082 million from Rs.11,806 million for the 2010 fiscal year to Rs.(9,276) million for the 2011 fiscal year.  The decrease was attributable to the decrease in current tax by Rs.16,505 million from Rs.16,191 million for the 2010 fiscal year to Rs.(314) million for the 2011 fiscal year, and decrease in deferred tax by Rs.(4,577) million from Rs.(4,384) million for the 2010 fiscal year to Rs.(8,962) million for the 2011 fiscal year.

The current tax expense has decreased mainly due to adjustments made while computation of tax during the 2011 fiscal year.

We believe that deferred tax assets shall not be realized in near future so, we wrote back the previous year deferred tax asset and did not provide for current year deferred tax asset because there is no certainty of availability of sufficient future taxable income against which the above asset can be realized.

The deferred tax assets have increased largely on account of deferment of charges in the financial statements in respect of provision for impairment of ITI investments, depreciation and amortization  and loss on sale of assets.

Comparison of Year Ended March 31, 2010 with Year Ended March 31, 2009 (as Restated)

Revenues: Basic services: Our revenues from basic services decreased by 15.06% from Rs.33,610 million for the 2009 fiscal year to Rs.28,549 million for the 2010 fiscal year. The decrease was primarily driven by a decrease in fixed line call revenue, including public call office (“PCO”) revenue, by 24.09% from Rs.12,800 million for the 2009 fiscal year to Rs.9,717 million for the 2010 fiscal year.  Interconnect revenue is also decreased by 58.33% from Rs.6,515 million for the 2009 fiscal year to Rs2,715 million for the 2010 fiscal year because the reduction in IUC tariff as per the guidelines of TRAI. Revenue from telephone and other rentals and broadband services decreased by 1.41% from Rs.15,550 million for the 2009 fiscal year to Rs.15,331 million for the 2010 fiscal year.

Call revenue has gone down as a result of a decrease in the number of connections from 3,866,000 connections during the 2009 fiscal year  to  3,806,317 connections during the 2010 fiscal year. There was also a net decrease of 3,214 million units in billed Metered Call Units (“MCU”), from 16,507 million units during the 2009 fiscal year to 13,293 million units during the 2010 fiscal year. Further, the call tariff rates were reduced during the current year due to increased competition in the market, resulting in a fall in average revenue per connection per month from Rs.618 during the 2009 fiscal year to Rs.561 during the current year, a decrease of Rs.57 per connection per month.

Cellular services: Our revenues from cellular services decreased by 15.36% from Rs.8,288 million for the 2009 fiscal year to Rs.6,964 million for the 2010 fiscal year. The decrease was primarily driven by decrease in our income from roaming and prepaid trump by Rs.742 million from Rs.4,137 million for the 2009 fiscal year to Rs.3,395 million for the 2010 fiscal year.

Cost of Revenues: Basic services: Our cost of revenues has increased from Rs.25,888(Restated) million for the 2009 fiscal year to Rs.42,925 million for the 2010 fiscal year. The increase is primarily on account of increase in staff cost due to implementation of new wage revision by 150.56 % from Rs.13,056 million for the 2009 fiscal year to Rs.32,713 million for the 2010 fiscal year.  However, the same was offset by a decrease in interconnection charges by 33% from Rs.4,382 million for the 2009 fiscal year to Rs.2,917 million for the 2010 fiscal year.

Cost of Revenues: Cellular services: Our cost of revenues has decreased by Rs.272 million from Rs.5,285 million for the 2009 fiscal year to Rs.5,013 million for the 2010 fiscal year. The decrease is due to decrease in interconnect charges by Rs.676 million from Rs.3,178 million for the  2009 fiscal year to Rs.2,502 million for the 2010 fiscal year and an decrease in license fees by Rs.107 million from Rs.857 million for the 2009 fiscal year to Rs.750 million for the 2010 fiscal year. However, the same is offset to some extent by increase in staff cost by Rs.508 million from Rs.390 million in the 2009 fiscal year to Rs.898 million for the 2010 fiscal year.

 As regards license fees payable as a percentage of the Adjusted Gross Revenues (“AGR”), the decrease is basically due to a 15.38% decrease in cellular revenue as compared to the previous year.

Selling, General and Administrative Expenses (SG&A)

Basic services: Our selling, general and administrative expenses went up by 104% from Rs.8,353 million during the 2009 fiscal year to Rs.17,049 million during the 2010 fiscal year. The increase in mainly on account of increase in staff costs by Rs.8424 million from Rs.5,596 million for the 2009 fiscal year to Rs.14,020 million for the 2010 fiscal year and an increase in Misc exps by Rs.179 million from Rs.581 million for the 2009 fiscal year to Rs.401 million for the 2010 fiscal year. However, the same was set off to some extent mainly on account of loss on sale of assets by Rs.673 million from Rs.687 million for the 2009 fiscal year to Rs.14 million for the 2010 fiscal year.

Cellular Services: Our selling, general and administrative expenses increased by Rs.130 million from Rs.675 million during the 2009 fiscal year to Rs.805 million during the 2010 fiscal year. The increase in mainly on account of increase in staff costs by Rs.218 million from Rs.167 million for the 2009 fiscal year to Rs.385 million for the 2010 fiscal year. However, the same was offset by decrease in provision for doubtful debts by Rs.89 million from Rs.116 million for the 2009 fiscal year to Rs.27 million for the 2010 fiscal year.

Income from Operations

Basic Services: Our loss from operations has increased by Rs.34,477 million from a loss from operations of Rs.9,496 million (Restated) for the 2009 fiscal year to a loss from operations of Rs.43,973 million for the 2010 fiscal year. The increase in operating loss is mainly due to decreased in revenue by 13.88% from Rs.33,610 million for the 2009 fiscal year to Rs.28,945 million for the 2010 fiscal year and an increase in cost of revenues by Rs.17,037 million from Rs.25,888 million for the 2009 fiscal year to Rs.42,925 for the 2010 fiscal year and an increase in the selling, general and administrative expenses from Rs.8,353 million for the 2009 fiscal year to Rs.17,049 million for the 2010 fiscal  year.

Cellular Services: Our loss from operations has decreased by Rs.150 million from a loss from operations of Rs.648 million (Restated) for the 2009 fiscal year to a loss from operations of Rs.498 million for the 2010 fiscal year. The loss from operation is mainly attributable to decrease in revenue by Rs. 1,264 million from Rs.8,228 million for the 2009 fiscal year to Rs.6,964 million for the 2010 fiscal year.

Interest and Other Income: During the 2010 fiscal year, our interest and other income has decreased by 29% from Rs.9,962 million for the 2009 fiscal year to Rs.7,105 million for the 2010 fiscal year. The decrease is attributable to decrease in interest and other income by Rs.2,092 million from Rs.5,211 million for the 2009 fiscal year to Rs. 3,119 million for the 2010 fiscal year and  decrease in interest from bank deposits by Rs.765 million from Rs.4,751 million for the 2009 fiscal year to Rs.3,986 million for the 2010 fiscal year.

Income Taxes: Income tax decreased by Rs.13,047 million from Rs.1,241 million (Restated) for the 2009 fiscal year to Rs.11,806 million for the 2010 fiscal year. The decrease was attributable to decrease current tax by Rs.18,473 million from (Rs.2,282) million (Restated) for the 2009 fiscal year  to Rs.16,191 million for the 2010 fiscal year and the same was offset to some extent by increase in deferred tax by Rs.5,426 million from Rs.(4,384) million (Restated) for the 2009 fiscal year to Rs.1,041 million for the 2010 fiscal year.

5B.  Liquidity and Capital Resources

A summary of our cash flows appears below:

	(in millions of Rs.) Year Ended March 31
	2009	2010	2011
Net cash provided by the operating activities	130,849	13,158	(112,261)
Net cash used in investing activities	(130,037)	(13,521)	37,924
Net cash from financing activities	(737)	0	74,557
Net increase/(decrease) in cash and cash equivalents	73	(363)	220
Cash and cash equivalents at the beginning of the year	1,346	1,419	1,056
Cash and cash equivalents at the end of the year	1,419	1,056	1,276

We have historically met our working capital and capital expenditure requirements principally from cash flows generated from operations.  We have also from time to time undertaken external borrowings.  As of March 31, 2011, we had bank overdrafts of Rs.19,217 million and long term loans of Rs.55,340 million, see Notes 21 and 22 of the notes to our consolidated financial statements in this report.  We expect to meet our planned capital requirements for the next two years primarily from cash flow generated from operations, together with existing cash balances and supplemented by market borrowings, whenever required.  As of March 31, 2011, we had cash and cash equivalents of  Rs.1,276 million and liquid short-term investments in bank deposits of Rs.459 million.  We anticipate capital expenditures of approximately Rs.4,467 million in fiscal year 2012.  We do not expect to have any liquidity problem in regard of possible adverse results in our pending litigations, as we would expect to discharge any obligations from cash in hand.  We have significant amounts due from related parties, which if not settled, would significantly impact cash flow from operations.  We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot give any assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

Operating Activities

Net cash flow from operating activities was Rs.13.16 billion in the 2010 fiscal year and Rs.(112.26) billion in the 2011 fiscal year. The decrease in cash generation from operating activities during the 2011 fiscal year is primarily attributable to a decrease in related party payables by Rs.104.86 billion from Rs.124.86 billion during the 2010 fiscal year to Rs.20 billion for the 2011 fiscal year.  Net cash flow from operating activities was Rs.130.85 billion in the 2009 fiscal year and Rs.13.16 billion in the 2010 fiscal year.  The decrease in cash generation from operating activities during the current year is primarily attributable to decrease in other receivables by Rs.12.53 billion during the 2010 fiscal year from Rs.8.70 billion for the 2009 fiscal year, and decrease in related party payables by Rs.107.82 billion during the 2010 fiscal year from Rs.114.21 billion for the 2009 fiscal year.

Investing Activities

Net cash used in investing activities decreased from Rs.13.52 billion for the 2010 fiscal year to Rs.(37.92) billion for the 2011 fiscal year.  This is mostly due to the increase in proceeds received from short term bank deposits of Rs. 47.38 billion during the 2011 fiscal year as against Rs.(1.11) billion in 2010 fiscal year.  Net cash used in investing activities decreased from Rs.130.04 billion for fiscal 2009 to Rs.13.52 billion for fiscal 2010.  This is mostly due to purchase of fixed assets to the tune of Rs.117.94 billion during the 2009 fiscal year as against Rs.12.15 billion during the 2010 fiscal year and less deposit during the year by Rs.13.71 billion from Rs.14.28 billion during for the 2009 fiscal year to Rs.1.11 billion during for the 2010 fiscal year.

Financing Activities

Net cash flow from financing activities had increased from nil for the 2010 fiscal year to Rs.74.56 billion for the 2011fiscal year. This increase is on account of a long term loan of Rs.55.34 billion and bank overdraft of Rs.19.22 billion taken during the 2011 fiscal year.

Capital Expenditure

See “Property, Plants and Equipment – Network Modernization” for a discussion of our capital requirements for capital expenditures.

5C.  Research and Development

We did not incur research and development expenditures in the 2009, 2010 and 2011 fiscal years.

5D.  Trend Information

For a discussion of other important trends affecting us, see “—Operating Results—Overview” above.

5E.  Off-Balance Sheet Arrangements

As of March 31, 2011, we were not a financial guarantor of obligations of any unconsolidated entity, and we were not a party to any similar off-balance sheet obligation or arrangement.

5F.  Tabular Disclosure of Contractual Obligations

The following table shows our contractual payment obligations as of March 31, 2011, and the effect of such obligations for the specified future periods:

	(in millions of Rs.) Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations (capital commitments)	4,467	4,467	-	-	-
Pension and other post-retirement obligations	47,503	3,401	8,588	7,063	28,451
Total	51,970	7,868	8,588	7,063	28,451

We are obligated to pay license fees and spectrum charges to DOT in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The specified percentage for license fees on fixed line services and cellular services was 10% of the Adjusted Gross Revenue (“AGR”) for each of the 2009, 2010 and 2011 fiscal years.

We do not expect to have any difficulty repaying such amounts of contractual obligations, and may do so entirely from cash flow generated from operations.  As of March 31, 2011, we had bank overdrafts of Rs.19,217 million and long term loans of Rs.55,340 million, see Notes 21 and 22 of the notes to our consolidated financial statements in this report.

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

We currently have nine directors. Three of our directors also are our most senior officers, who we refer to as “full-time directors”.  One director is an officer of the DOT.  The remaining six directors are neither our employees nor employees of the DOT, who we refer to as “part-time” directors”.  All of our directors were appointed by the DOT.  Our Executive Director, Mumbai, Executive Director, Delhi, Executive director (Technical) and Executive Director (Wireless) are normally ex-officio members of the Board.  Two full time director board seats are currently vacant.

The business address of each of the directors is our registered office.  The names of our current directors, their ages and their positions as of June 30, 2011 were:

Name	Age	Position	Term Expires
Kuldip Singh	57	Director(1) / Chairman-and-Managing Director Director (Technical)	December 2014
Anita Soni (Ms.)	58	Director(1) / Director (Finance)	May 2013
S.P. Pachauri	58	Director(1) / Director (HR)	December 2012
Adit Jain	50	Director (3)(4)	July 2012
V.S. Iyer	50	Director (3)(4)	July 2012
Dr. Rajan Saxena	59	Director (3)	March 2013
N.K Joshi	52	Director(2)/DDG (SU) DOT	Unlimited term
T.S.Narayanasami	62	Director (3)	March 2013
Vijay Aggarwal	62	Director (3)	March 2013

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

Mr. Adit Jain has been a member of our Board since July 31, 2009.  Since 2007, he has been Chairman of IMA India, a business information company.  Previously, he was employed at Lazard India, an investment bank, serving as Vice President and Head, Corporate Advisory Services, and was responsible for the mergers and acquisition business.  He also is non-executive Director on the corporate board of Sanmar Group, Shrirman Transport Finance Company Ltd., Indosolar Ltd., PR Pundit Public Relations Ltd. and BMR Associates.  He is a member of the Board of Trustees of the Centre for Civil Society, an independent free market think-tank and the Adit Jain Foundation.  He holds a bachelors degree in Mechanical Engineering from the Firia Institute of Technology and an MBA from the Henley Management College, UK.

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

Dr. Rajan Saxena has been a member of the Board since March 2010.  Earlier he was a Director of IIM, Indore, S.P. Jain Institute of Management and Research and Dean of Narsee Monjee Institute of Management Studies, Mumbai, having more than 35 years of professional experience in management education, research, consulting and institution building.  Mr. Saxena currently serves on or has been on the advisory and corporate board of several institutions and companies including Centre for Management Education, AIMA, Army Management Board, State Advisory Board of Education of Government of Madhya Pradesh, Indore Management Association, ABV-IITM and Gwalior.  He was a member of All India Board of Management Studies of AICTE (2000-2003), on the Executive Board of Association of Indian Management Schools, and Association of Management Development Institutions in South Asia.  Dr. Saxena is also an Independent Director on the Board of Lodha Developers Ltd. and Anuyi Chemicals Limited.  He holds bachelor and master degrees in Commerce from Shri Ram College of Commerce, Delhi and a Ph.D. in Marketing from Delhi School of Economics.

Mr. N. K. Joshi has been a member of our Board since August 2010.  He has been employed by the DOT since 1985 in various positions, and since September 2008 he has been Dy. Director General (Service Unit) responsible as Nodal Officer.  He holds a B.E. in Electronics and Communication Engineering with Distinction from the Indian Institute of Science.

Mr. T. S. Narayanasami has been a member of our Board since March 2010.  He has been a Director of Asset Management Company of Axis Mutual Fund  (Axis Bank) and Managing Director and CEO of United Stock Exchange of India Ltd.  From June 2007 through May 2009, he was Chairman and Managing Director of the Bank of India.  Prior thereto, Mr. Narayanasami had served as Chairman and Managing Director, Indian Overseas Bank (June 2005-May 2007), Chairman and Managing Director, Andhra Bank (April 2004-May 2005), and Executive Director, Punjab National Bank (Dec. 2000-April 2004).  He also acted as Chairman of the Managing Committee of Indian Bank’s Association in 2008 and 2009, and President of the Governing Council of the Indian Institute of Banking and Finance.

Dr. Vijay Aggarwal has been a member of our Board since March 2010.  He is a Professor and Chairperson of Operations Management at the Management Development Institute, Gurgaon.  He had been Director General of Consultancy Development Center (an enterprise of the DSIR, Government of India), S. P. Jain Chair Professor at the FMS (University of Delhi), Dean of National Management Program (NMP) at MDI (Gurgaon) and Professor at the Indian Institute of Management Lucknow) and the Indian Institute of Science (IISc, Bangalore).  Dr. Aggarwal also created the Center for International Management.  He holds a degree in Mechanical and Industrial Engineering from the Indian Institute of Technology, Bombay, and an M.S. and Ph.D. in Operations Research and Computer Science from Case Western Reserve University (USA).

On April 29, 2011, Mrs. Usha Sahajpal ceased to be a director of the Company.

Other Principal Executive Officers

The business address of each of our principal executive officers is our registered office.  In addition to the four officers who also are members of the Board of Directors, our other principal executive officers and their ages and positions as of March 31, 2011 were:

Name	Age	Position
S.R. Sayal	48	Company Secretary
Manjit Singh	58	Executive Director (Delhi)
Peeyush Agrawal	54	Executive Director (Mumbai)
A.K. Pathak	59	Executive Director (Technical)
A.K. Bhargava	56	Executive Director (Wireless)

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

 Mr. Peeyush Agrawal has been our Executive Director (Mumbai) since February 2011, previously serving us as Chief General Manager (Land line Services) from 2009 and in various other positions since 2002.  He has extensive experience in the field of Telecom in Wireless, GSM, 3G and Broadband.  He holds a bachelors degree in Electronic & Telecommunication from University of Roorkee (with Honors) and an M.B.A. with Gold Medal in Marketing Management.

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

Mr. A.K. Bhargava has been our ED (Wireless Services) since April 2011.  Prior thereto, he held various positions in MTNL namely CGM (WS), GM (IT) and GM (West I).  Before joining MTNL he had held various assignments in DOT, TCIL.  Assam Circle and TEC.  He has worked in PTC Zimbabwe for five years as Team Leader TCIL.  He has done advance professional course in Public Administrative from IIPA.  He holds a B.E. (Hons.) in Electronics from BITS Pilani, Diploma in Management from AIMA and M. Phil from Punjab University.

None of our directors or executive officers has any family relationship with any other director or executive officer.

6B. Compensation

Compensation of Directors and Officers

The total remuneration and benefits in kind paid by us to our executive officers, including those who also are directors, as a group in the 2011 fiscal year was approximately Rs.8.53 million.

The full-time directors, including the Chairman-cum-Managing Director, are appointed by the Government and receive compensation pursuant to the terms of their appointment.  The other directors receive a fee of Rs.10,000 for every meeting of the Board or Committee attended by them.  For the 2011 fiscal year, the aggregate fees paid to directors who were not also executive officers of MTNL were Rs.1.07 million.

There are no outstanding loans, advances or guarantees of any amounts to our directors or principal officers, nor any equity based compensation plans covering such persons.  There have been no transactions effected by us during the current or immediately preceding fiscal year, and there were no transactions effected during an earlier financial year that remain in any respect outstanding or unperformed, between us and any of our directors or principal officers which were unusual in their nature or conditions or significant to our business.  In addition, there are no arrangements for benefits upon termination of service or employment by any director or executive officer with us except those normal retirement benefits applicable to our employees.

6C.  Board Practices

We have the following committees of our Board of Directors:  Audit Committee and Shareholders’/Investors’ Grievances Committee, Renumeration Committee, HR Committee, Business Development Committee and Finance Committee.  By reason of the Government’s ownership position, we do not have a Compensation Committee or a Nominating Committee.  See Item 16G.  “Corporate Governance” in this report.

Audit Committee

The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to the various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors, our accounting practices and our financial and risk management policies.  The current members of the Audit Committee are V.S. Iyer as Chairman, T.S. Narayanasami, and Adit Jain.  All members of the Audit Committee including the Chairperson are “financial experts” in accordance with NYSE and SEC rules.  See Item 16G. “Corporate Governance” in this report.  Clause 49 of the Indian Listing Agreement addresses the duties, role and responsibilities of the Audit Committee.

Shareholders’ Investors’ Grievance Committee

The Shareholders’ Investors’ Grievance Committee oversees reports received from the registrar and transfer agent, as well as overseeing their performance, and facilitates the prompt and effective resolution of complaints from our shareholders and investors.  This Committee consists of V.S. Iyer as Chairman, N.K. Joshi as member, and S.R. Sayal, as Secretary.

6D.  Employees

As of March 31, 2011, we had approximately 43,300 employees, of whom approximately 6,300 were executive and approximately 37,000 were non-executive employees.  We seek to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and subscriber satisfaction.  We have placed a special emphasis on retraining our workforce to meet the demands of modernizing our network and improving customer satisfaction.

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

The Pay and Allowance arrangement expired on December 31, 2006, and the compensation arrangements have continued at the prior levels.  The government of India, by Memorandum, dated November 26, 2008, and by supplementary/clarification memoranda, dated February 9, 2009 and April 2, 2009, issued orders for revision of the pay structure of the executives and non-unionized supervisors in the Central Public Sector Undertakings (CPSEs).  These orders generally gave directions to merge the old basic pay with the new prescribed pay scale.  We implemented such orders as of May 2010.  As of May 2010, management decided to revise the pay structure as ordered with 30% maximum stipulated by the Government with effect of January 1, 2007.  We included a reserve of Rs.690 million in our financial statements for the 2009 fiscal year as the estimated per annum financial impact that may result on account of a possible 20% pay adjustment together with consequential increase in the actuarial provisions to meet future related pension benefits.

In the 2000 fiscal year, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the DOT and accept employment with us effective November 1998.  Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules and some other employees have opted for retirement rules which as applicable to our directly recruited employees, and opt to draw pro rata until their absorption.  Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees.  In August/September 2002, the DOT indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DOT.  However, the terms of such payments are in the process of finalization.  Once these terms are finalized and the payments are made to DOT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India.  Presently, in the absence of any further movement from the Government, we are discharging all such liabilities.  The pension and gratuity to our non-executives employees are defined benefit plans, the cost and liability, for which are based on an actuarial valuation. Further we introduced a ‘MTNL retired employee’s medical facility scheme’ for employees with effect from January 1, 2002. The scheme was initially introduced for a period of 12 weeks and was subsequently extended every year by orders issued by the competent officials. The cost and liability of the medical benefit plan for its retired employees is based on an actuarial valuation. We entered into an agreement with ICICI Lombard for its medical coverage for the period from April 1, 2006. ICICI Lombard subsequently expressed their inability to continue with the scheme and finally the agreement was discontinued from September 2, 2006. The earlier scheme was reinstated thereafter. The medical scheme is a defined benefit retirement plan (the “Medical Plan”). In accordance with the Medical Plan, retirees are entitled to receive reimbursements limited to half of the monthly salary drawn by the employee on the date of retirement and reimbursement of hospitalization charges in any year through insurance company under RECGHIS (Retirement Employee Contributory Group Health Insurance Scheme) 2008. (Effective October, 2008). In 2011, we introduced the new medical benefit plan for our employees with effect from March 10, 2011 by entering into an agreement with insurance company which is a contributory scheme in nature and where our liability is restricted to the insurance premium payable to the insurance company.

Prior to the absorption (in the year 2000), General Provident Fund was being maintained by DOT. Subsequent to absorption of employees in MTNL, the amount contributed by employees towards General Provident Fund was claimed by us along with accrued interest to DOT. We have raised claims amounting to Rs.12,781 million on DOT up to March 31, 2011 (2010: Rs.11,813 million) in respect of employee contributions (pre absorption) together with the interest accrued.

Subsequent to absorption, in the absence of any rules available for deposit of such employee contributions, we have retained the amounts contributed by employees. These funds are not restricted and could be used to fund our activities until such time that the funds must be transferred to the GPF Trust. During the 2006 fiscal year a GPF Trust had been created and Rs.4,340 million had been transferred to GPF Trust.

Approximately 98% of our executive employees have accepted absorption by us, and are now our direct employees.  These employees are entitled to certain pension and gratuity benefits from the government of India.

In 2004, we finalized a new compensation structure for our senior executive employees.  The new structure provided for higher salaries and benefits for our senior executive employees upon exercise of their option for our absorption.  During the 2006 fiscal year, we gave an option to our executive employees (Category A) for absorption with effect from October 1, 2000, at a revised pay scale that is higher than the existing pay scale. Out of approximately 1,218 Group A employees currently working in MTNL, 65 employees have exercised their option as of March 31, 2006 and have been absorbed in MTNL. The offer for absorption provided that in addition to getting the post retirement benefits like gratuity and leave encashment subsequent to absorption, the employee would have to opt for either pension based on the government rules or provident fund based on the company policy. A case has been filed by the Indian Telecom Service Association (acting on behalf of Group A officers) with the High court appealing for the stay order against absorption of Group A employees on the contention that terms and conditions of absorption are not clear. The High Court has subsequently passed a stay order against further absorption of Group A employees. Pending finalization of the terms of absorption, during the 2006 fiscal year, we have provisionally accrued a charge of amounting to Rs.25.39 million on account of revised pay scales for the executive employees who exercised the option upto that date. However, no claims have been raised by us on DOT for the related retirement costs pending finalization of terms of absorption and outcome of the court case.

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

The mandatory retirement age for all employees is 60 years of age.  Upon retirement, employees (who have opted for government pension) and their dependents are entitled to a pension under a defined benefit plan.  The pension amount is based on the employee’s years of service and salary level upon retirement and, in a reduced amount, is transferable to dependents upon the employee’s death.  We also provide post-retirement health care benefits to retired employees and their dependents.  Effective October 2008, we implemented a Retired Employee Contribution Group Health Insurance scheme for a one year period.  Further, effective March 10, 2011, we also implemented a Medical Insurance Policy for our working employees.

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

In order to deal with the new realities of competitive marketplace, we have launched a massive training effort to train our workforce.  Training design has been so modified to tilt the balance of training from knowledge to skill and attitude, which are key to succeed in a customer-driven marketplace.  During the 2011 fiscal year, approximately 9,900 employees were trained as against the MoU target of 7,000 employees, and 38 officers received highly specialized training abroad.

In addition to already existing District Telecom Training Centers (DTTC), our Center for Excellence in Telecom Technology and Management (CETTM) has been established as a state of the art facility to impart technical, managerial and corporate training to telecom and management personnel of Mumbai and Delhi units.  CETTM caters to our training needs as well as other organizations like railways, National Thermal Power Corporation, State Bank of India and other corporate clients.  CETTM has been empanelled by the Ministry of External Affairs, Govt. of India, to provide customized training to participants from countries under ITEC-SCAAP Indian Technical Education Cooperation-Special Commonwealth African assistance program.  This Center is an ISO 9001:  2000 Certified institution.  The CETTM complex has 17 lecture halls, 22 technology labs, conference rooms with board room integration, RFID based modern library and an ultra modern auditorium.  CETTM is equipped with a hostel complex for residential programmes having 408 AC and non-AC rooms and 27 executives suites to house the trainees.  CETTM has signed MOUs with Novell and others for conducting IT training leading to certification courses like NCLP.

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

Item 7. Major Shareholders and Related Party Transactions

7A.  Major Shareholders

The following table sets forth information about the shareholders that beneficially own 5% or more of our outstanding equity shares as of June 30, 2011, according to our register of shareholders:

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

(3)           On June 30, 2011, 630,000,000 common shares were outstanding.

During the past three years there has not been any change in the share ownership by the government of India, and the share ownership changes by the Life Insurance Corporation of India have not been significant.  As of March 31, 2011, approximately 88.58% of the outstanding Common Shares were held by approximately 151,000 record holders with addresses in India, and approximately 11.42% of our equity shares were held of record by persons with addresses outside of India (including Foreign Institutional Investors).  All holders have the right of one vote for each equity share held.  See Item 10B. “Memorandum and Articles of Association-Voting Rights” in this report.   We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

Our American Depository Shares are listed on the New York Stock Exchange. Each ADS currently represents two equity shares. Our ADSs are registered with the SEC pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934.  As of March 31, 2011, 34,494,366 equity shares were held of record in the United States, including 33,284,810 equity shares held of record by the Bank of New York Mellon as custodian for the holders of our ADSs.

Our equity shares can be held by Foreign Institutional Investors or FIIs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI.  Approximately 5.94% of our equity shares are held by these FIIs and NRIs, of which some of them may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

The government of India had announced its intention to divest its shareholdings in a number of government companies by offering significant equity stakes in those companies to strategic partners through a competitive bidding process.  To date, there have been no announcements that the government of India plans to reduce its shareholding in us through this process.  The government of India also expressed that we should be combined with BSNL, which is wholly-owned by the Government, because of our recent losses and future operating efficiencies.

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

Other

In addition to the transactions and circumstances described above in this Item 7B., we enter into numerous business relationships with entities that have varying degrees of government control, as well as with the government itself and subdivisions of the Government.  For example, as discussed elsewhere in this report, our principal interconnect arrangements are with BSNL and we have certain disputes with BSNL.  For more information on our relationships and transactions with the government of India and its subdivisions and entities controlled by the government, see Notes 4 and 20 of the notes to our consolidated financial statements, which appear elsewhere in this report.

The balances receivable from and payable to related parties are:

	As of March 31,
	2010				2011
	Receivables		Payables		Receivables		Payables
	(Millions of rupees)				(Millions of rupees)

DOT	Rs.	23,517	Rs.	113,910	Rs.	24,394	Rs.	2,655
BSNL		15,536		10,269		19,584		17,350
VSNL		0		683		0	Rs.	0
Due from / to Related Parties	Rs.	39,053	Rs.	124,861	Rs.	43,978		20,005
Less: Current Portion		15,536		10,269		19,584		20,005
Due from / to Related Parties, non-current portion	Rs.	23,517	Rs.	114,593	Rs.	24,394	Rs.	0

7C.  Interest of experts and counsel

None.

Item 8. Financial Information

8A.  Consolidated Statements and Other Financial Information
The following financial statements and auditors report appear under Item 18 in this report and are incorporated by reference:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated balance sheets as of March 31, 2010 and 2011

•	Consolidated statements of operations for the years ended March 31, 2009, 2010 and 2011

•	Consolidated statements of shareholders’ equity for the years ended March 31, 2009, 2010 and 2011

•	Consolidated statements of cash flow for the years ended March 31, 2009, 2010 and 2011

•	Notes to the consolidated financial statements

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

Our Board of Directors recommended against payment of any dividend for the 2011 fiscal year.

Item 9. The Offer and Listing

9A.  Offer and listing details

MARKET PRICE INFORMATION
The following table sets forth the high and low closing prices on The Stock Exchange, Mumbai for our equity shares for the periods indicated:

	Share price (Rs.)
Calendar period	High	Low

2007 Fiscal Year	221.80	144.85
2008 Fiscal Year	219.45	112.60
2009 Fiscal Year	116.00	51.75
2010 Fiscal Year	123.70	65.80
2011 Fiscal Year	78.20	38.00

2010 Fiscal Year
First Quarter	123.70	68.50
Second Quarter	109.25	86.20
Third Quarter	92.00	65.80
Fourth Quarter	92.80	69.00

2011 Fiscal Year
First Quarter	78.20	51.80
Second Quarter	70.35	55.00
Third Quarter	72.75	49.55
Fourth Quarter	58.45	38.00

Last Six Months
March 2011	46.95	40.15
April 2011	53.00	46.00
May 2011	49.45	42.80
June 2011	46.50	40.80
July 2011	48.80	43.00
August 2011	47.95	33.00
September 2011 (through September 20, 2011)	37.65	34.80

On September 20, 2011, the closing price of our equity shares on The Bombay Stock Exchange was Rs.35.95.

The table below shows the high and low closing prices on the New York Stock Exchange for our ADSs for the period indicated.

	ADS price
Calendar Period	High US$	Low US$

2007 Fiscal Year	9.75	5.61
2008 Fiscal Year	10.75	4.62
2009 Fiscal Year	5.80	2.25
2010 Fiscal Year	5.02	2.69
2011 Fiscal Year	3.49	1.82

Calendar Period
2010 Fiscal Year
First Quarter	5.02	2.69
Second Quarter	4.64	3.60
Third Quarter	3.66	2.86
Fourth Quarter	3.82	2.98

2011 Fiscal Year
First Quarter	3.49	2.26
Second Quarter	3.04	2.63
Third Quarter	3.15	2.32
Fourth Quarter	2.65	1.82

Last Six Months
March 2011	2.07	1.82
April 2011	2.43	2.09
May 2011	2.21	2.01
June 2011	2.06	1.85
July 2011	2.17	1.96
August 2011	2.08	1.54
September 2011 (through September 20, 2011)	1.66	1.44

On September 20, 2011, the closing price of our ADSs on the New York Stock Exchange was US$1.45.

9B.  Plan of Distribution

Not applicable

9C.  Markets

Our outstanding equity shares are listed on several Indian stock exchanges and were first quoted on The Stock Exchange, Mumbai on May 13, 1993.  Our equity shares are also traded on the National Stock Exchange in India.  Our ADSs are listed on the New York Stock Exchange.

On March 31, 2011, the closing price of our ADSs on the New York Stock Exchange was U.S.$2.05 per ADS.  Our NYSE symbol is MTE.  Each ADS represents two equity shares. The Bank of New York Mellon serves as a depositary with respect to our ADSs traded on the market.  See Item 12D. “American Depositary Shares” in this report.

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

10B.  Memorandum and Articles of Association

Set forth below is certain information relating to our share capital, including certain provisions of our memorandum and articles of association and the Companies Act.  The information is not complete and is qualified in its entirety by reference to our memorandum and articles of association that were filed on September 30, 2002 with the SEC as exhibits to our annual report on Form 20-F for the 2002 fiscal year.

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

Dividends may be paid only out of our profits for the relevant year, after transfer to our reserves of a percentage of our profits for that year of not less than 2.5%.  The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for that year out of our accumulated profits, subject to certain limitations.  In the event of payment of a dividend, a dividend tax of approximately 16.995% (inclusive of Education Surcharge) of distributed profit for a relevant period would be payable by us.

The following table sets forth, for the periods indicated, the dividend per equity share and per global depositary receipt and the total amount of dividends paid on the equity shares, both exclusive of dividend tax.

For fiscal year	Dividend per equity share	Dividend per ADS/GDR	Total amount of dividends paid
	(Rs.)	(Rs.)	(millions of Rupees)
2011	0	0	0
2010	0	0	0
2009	1.0	2.0	630
2008	4.0	8.0	2,520
2007	4.0	8.0	2,520

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

General Meetings of Shareholders

We are required to convene an annual general meeting of our shareholders within six months after the end of each fiscal year (subject to extensions which may be granted by the competent authorities) and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding not less than 10% of our paid-up capital on the date of the request.  The annual general meeting of the shareholders is generally convened by the Company Secretary in accordance with a resolution of the board of directors.  Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the day of service) prior to the date of the general meeting to the shareholders whose names are on the register at the record date.  Those shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting.

The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the annual general meeting may be held at any other place determined by the board of directors.

Our articles of association provide that a quorum for a general meeting is the presence of at least five shareholders, including a representative of the President of India.

This year’s annual general meeting is scheduled to be held on September 29, 2011.

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

Following introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in certain circumstances, the shares of a company are freely transferable, subject only to the provisions of Section 111A of the Companies Act.  Pursuant to Section 111A, if the transfer of shares is in contravention of any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985, or any other Indian laws, the Company Law Board (a statutory body which administers the Companies Act) may, on application made by an investor, the Securities and Exchange Board of India or certain other parties, direct the rectification of the register of members.  The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares, before making or completing its inquiry into the alleged contravention.  Pending the inquiry, the rights of a holder to transfer the shares would not be restricted, although the voting rights attached to the shares may remain suspended by an order of the Company Law Board.

The Indian Companies Act, 1956, as amended, provided for the constitution of a National Company Law Tribunal and dissolution of the Company Law Board.  The National Company Law Tribunal shall exercise all powers that had been conferred on the Company Law Board or the High Courts by the Indian Companies Act, 1956.  This amendment has not yet been brought into force.

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

The Comptroller and Auditor General of India have the power to direct the manner in which our accounts are audited by the auditors appointed pursuant to Section 619(2) of the Companies Act, to give the auditors instructions in regard to any matter relating to the performance of their functions and to conduct a supplementary or test audit of our accounts by such auditors.  The Comptroller and Auditor General also has the right to comment on or supplement the audit report to the Comptroller and Auditor General which must be placed before our annual general meeting at the same time and in the same manner as the audit report.

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

Acquisition by MTNL of Our Own Shares

The Companies Act permits an Indian company to purchase its shares in certain circumstances and requires compliance with specific buy-back guidelines specified in the Companies Act and by the Securities and Exchange Board of India.

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

Under the foreign investment rules, the following restrictions are applicable on foreign ownership:

•
under the “foreign direct investment” scheme, foreign individuals may own more than 49% of the equity shares of an Indian telecommunications company only with the approval of the Foreign Investment Promotion Board; this approval is granted on a case-by-case basis.  However, ISPs with gateways, radio paging, and end to end bandwidth permitted up to 74% with FDI beyond 49% requiring government approval;

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

As of March 31, 2011, approximately 11.42% of our equity shares was held of record by persons with addresses outside of India (including Foreign Institutional Investors who held approximately 5.45% of our equity shares).

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

If an investor wishes to sell the equity shares withdrawn from the depositary facility, it will be required to receive the prior approval of the Reserve Bank of India.

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

10E.  Taxation

Indian Taxation

The following is a summary of the material Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares by holders who are not resident in India, whether of Indian origin or not, and who hold their ADSs or shares as capital assets, and does not address the tax consequences that may be relevant to their classes of non-resident holders, including dealers.  This discussion is based on the provisions of the Indian Income-Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime.  The Indian Income Tax Act is amended every year by the Finance Act of the relevant year.  Some or all of the tax consequences of the Section 115AC regime may be amended or modified by future amendments to the Indian Income Tax Act.  Amendments to Section 115AC extend the special tax regime of Section 115AC to ADSs re-issued, in accordance with procedures established by the Indian government (operative guidelines issued under the Foreign Exchange Management notification dated February 13, 2002), against existing shares of an Indian company purchased by a non-resident investor in foreign currency through an approved intermediary.  Under these guidelines re-issuance of ADSs would be permitted to the extent of ADSs which have been converted into underlying shares.

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

Residence

For the purpose of the Income Tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year.  The period of 60 days is substituted by 182 days in case of an Indian citizen or a person of Indian origin who being resident outside India visits India during the fiscal year or an Indian citizen who leaves India for the purposes of his employment during the fiscal year.  A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year.  A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.  Individuals, companies, firms or other associations of persons that are not residents of India would be treated as non-residents for purposes of the Income Tax Act.

Taxation of Distributions

Dividends distributed by an Indian company are not subject to tax in the hands of shareholders.  A company paying dividends is subject to payment of a “dividend distribution tax” on the final dividend at the rate of 15% (plus a surcharge of 10% and an add-on tax at the rate of 3%). We do not anticipate paying any dividend for the 2011 fiscal year.

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

Service Tax

Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares has been subject to a service tax 10.30%, effective February 24, 2009.  The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%.  Distributions taxable as dividends paid on ADSs or equity shares should qualify for the 15% rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and India (the “Treaty”) or (ii) the ADSs or equity shares are readily tradeable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that our ADSs currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that they will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations.  There are complex rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ADSs or equity shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

A distribution of additional shares issued by us to U.S.  Holders with respect to their ADSs or equity shares that are pro rata to all of our shareholders should generally not be subject to United States federal income tax.  The tax basis of such additional shares will be determined by allocating the U.S.  Holder’s tax basis in the ADSs or equity shares between the ADSs or equity shares and the additional shares, based on their relative fair market values on the date of distribution.

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

10.G  Statements by Experts

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

In addition, documents referred to in this Form 20-F may be inspected at our corporate offices at 12th Floor, Jeevan Bharati, Tower-1, 124 Connaught Circus, New Delhi, India.  Information about us is also available on our web site http://www.mtnl.net.in, but it does not constitute any part of this report.

10I.  Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. We place our temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2010 and 2011, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements.  To reduce credit risk, we perform ongoing credit evaluation of our customers.  As of March 31, 2010 and 2011, BSNL and the DOT accounted for more than 10% of total receivables.

The risk in relation to investment in ITI Limited is offset by clause relating to our entitlement to set off the amounts receivable in respect of principal outstanding from the dues payable to ITI Limited. The clause is built into the share purchase agreement.  As of March 31, 2008, Rs.800 million of the investment of Rs.1 billion investment in ITI was charged as an impairment.  The balance of Rs.200 million was impaired as of March 31, 2009.  The DOT, by letter dated July 31, 2009, deferred the repayment schedule of the preference shares to beginning 2012-13 and payable in five equal annual installments.  See Item 5A.  “Operating Results - Critical Accounting Policies and Estimates - Impairment of Held to Maturity Securities” in this report.

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

In addition, a long term loan of Rs.55.34 billion was taken during the 2011 fiscal year to fund  3G and BWA Spectrum.  See Note 22 to the notes to the consolidated financial statements in this report.

Exchange Rate and Interest Rate Risk

We are not exposed to any material foreign currency exchange risk as our revenues and expenses are primarily in Indian rupees.  We are not exposed to any material interest rate risk since we do not rely on borrowings to meet our working capital and capital expenditure requirements.  As of March 31, 2011, we had no debt.

Fair Value

The fair value of our current assets and current liabilities approximate their carrying values because of their short-term maturity.  Such financial instruments are classified as current and are expected to be settled within the next twelve months.

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2011 is Rs.2,259 million as compared to their carrying amount of Rs.2,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2011 is Rs.1,158 million as compared to their carrying amount of Rs.1,352 million.

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

Item 12.  Description of Securities Other than Equity Securities

12A.  Debt Securities

Not applicable

12B.  Warrants and Rights

Not applicable

12C.  Other Securities

Not applicable

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

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses it incurs that are related to the establishment and maintenance expenses of our ADS program. The Depositary has agreed to reimburse us for its continuing annual stock exchange listing fees, including $38,000 for each of the 2010 and 2011 listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the Depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADSs facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the Depositary collects from investors.

From April 1, 2010 to June 30, 2011, we received from the Depositary $76,000 for reimbursement for the 2009 and 2010 annual stock exchange listing fees, and $22,289.28 for NRA tax gross-up.  In addition, the Depositary waived its standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls),which fees would have been at a rate of $2,500 a month, and also waived the cost of its ADR Insight program, which fees would have been at a rate of $6,500 per month.

PART II

Item 13.	Defaults, Dividend Arrearage and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Our management, under the supervision of and with the participation of our Chairman and Managing Director, as Chief Executive Officer (CEO), and our Director-Finance, as Chief Financial Officer (CFO), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) on March 31, 2011, the end of the period covered by this report.  Based on such evaluations, our CEO and CFO have concluded that as of March 31, 2011, some of our disclosure controls and procedures were not effective for the reasons explained below.

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

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation.

Management, under the oversight of the Audit Committee, has conducted an assessment of the effectiveness of internal controls over financial reporting as of March 31, 2011 based on the criteria established in Internal Controls – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The assessment of internal controls was designed to include the Entity Level Controls, Process Application and Transaction Controls and Information Technology General Controls.  The scope of the controls testing included the significant accounting balances mapped on materiality parameters as adopted by a core team and approved by our Board of Directors. Management has not evaluated the internal controls of Millennium Telecom Limited, India (MTL) and Mahanagar Telephone (Mauritius) Limited, Mauritius (MTML), our wholly-owned subsidiaries, and United Telecommunications Limited, Nepal (UTL) and MTNLSTPI IT Services Limited, India (MISL), joint ventures entities, which are accounted for using proportionate consolidation.  The conclusion regarding the effectiveness of internal control over financial reporting does not extend to the internal controls of these subsidiaries and joint venture entities.  These subsidiaries and joint venture entities were considered insignificant compared to size and business of the Company. Our proportionate interest in total assets, net assets, revenue and profit/ loss for the year in case of subsidiaries and proportionate interest in total profit/ loss for the year in case of UTL and MISL is reflected in the financial statements in this report.

The internal controls were in operation during the reporting period from April 1, 2010 to March 31, 2011. The internal controls identified by the management were comprehensively tested by the core team assisted by an independent firm of accountants and supported by the internal auditors, who are independent firms of accountants.  The nature of controls assessed were:

1. Entity Level Controls, which include aspects such as control environment, information and communication, monitoring, risk assessment, control activities, addressing the various important COSO attributes;

2. Process Application and Transactions, which include various revenue processes, and other processes like operating expenditures, fixed assets, inventory, cash disbursement, treasury, taxation and financial statement consolidation procedures in both Mumbai and Delhi units, Basic and Mobile Units, as well as in our corporate office; and

3. Broad Operations, which include updating tariff plans in the billing operations.

4. Information Technology General Controls, which include IT processes like logical security, end user computing, computer operations, change management, physical security and service level agreement, tested at both Mumbai and Delhi units.

Based on its assessment, management has concluded under the supervision of and with the participation of Chairman-and-Managing Director, as Chief Executive Officer (CEO), and Director-Finance, acting as Chief Financial Officer (CFO), that as of March 31, 2011, the end of the period covered by the report, the internal controls over periodical reporting were not effective. There were material weaknesses related to accounting and reconciliation of customer (subscriber) deposits, balance confirmation of related party transactions with the Department of Telecommunication (DOT) and Bharat Sanchar Nigam Limited (BSNL), Broadband operations and Information Technology General Controls. These deficiencies may cause a misstatement in the annual financial statements which may not be prevented or detected. Management’s conclusions on the significant deficiencies are stated below:

I.	Subscriber Deposits

The accounting of subscriber deposits was identified by management as one of the key deficit areas in the 2008, 2009 and 2010 fiscal years, and it also continued to be deficient in the 2011 fiscal year. Specifically, the reconciliation of subscriber-wise listing and the balances of deposits as per the Customer Service Management System (CSMS) and the books of accounts were not fully adequate. Management and the units have identified that this deficiency is largely due to the legacy inherited at the time of migration from manual accounts to CSMS in the earlier years and subsequent manual adjustments of refunds out of the system. The transactions for the 2011 fiscal year in both Delhi and Mumbai units have not been tallied with the books of accounts with the exception Mobile Services.  However, in case of Basic (landline) Services, they have not been tallied with the books of accounts.  Accordingly, management has concluded that, as of March 31, 2011, we did not maintain effective control over the accounting of deposits received from subscribers.  Management has however taken reasonable measures during the 2011 fiscal year to ensure that this deficiency was adequately considered while preparing the financial statements for the year ended March 31, 2011.  The Delhi units is in the process of reconciliation of current period as well as earlier period of deposits. As of August 1, 2011, the Mumbai unit had reconciled its deposit balances in accounts with the amounts in the billing system.  This control deficiency could result in a misstatement to the current and non-current portion of subscriber deposits.

II.	Related Party Transactions

The accounting of transactions with our related parties, consisting of transactions with the DOT and BSNL, is being done on the basis of the existing instructions issued from time to time by the controlling department of the government of India and other related guidelines as well as existing regulations. These guidelines require identification of transactions and/or issues under dispute and also lay down the methodology to resolve the same. There is no practice of obtaining balance confirmation for the outstanding balance at the year end, in our books and records, from such related parties and also to reconcile the said balance as per our books of accounts.  The overall balances pertaining to these related parties are not reconciled with the balances as per the books of account of such related parties..  Management took appropriate measures during the 2011 fiscal year to ensure that this deficiency was adequately considered while preparing the financial statements. Accordingly, management has concluded that, as of March 31, 2011, we did not maintain adequate control over the accounting for dues to and from related parties. Specifically, our controls were ineffective as to the process of obtaining period end account balance confirmations and reconciliation thereof. This control deficiency could result in a misstatement of the balances of dues to/from related parties and the corresponding revenue and cost of revenue.

III.	Broadband Operations

During the review of broadband PAT (Process, Applications and Transactions) operations in Delhi, it was observed that controls were not adequate in case of updating of approved tariff plans by authorized personnel in the billing system, namely Elitecore.  Further, certain other controls also need improvement.

IV.	Information Technology General Controls

During the review of our Information Technology General Controls (ITGC), management has identified and concluded that, as of March 31, 2011, there were certain ineffective controls in the area of Information Technology General Controls. The IT security policy and procedures require further strengthening and implementation with reference to controls related to (i) assigning IT Security officer/s to monitor IT processing activities (including system priviledges and access controls) and submitting periodic reports to management and the Board of Directors and/or Audit Committee, (ii) back up practices, and (iii) appointment of independent auditors for audit of IT areas and controls.

The policy of using passwords has been prepared and adopted. However, the password controls have not yet been implemented for application ability in the Mumbai Units and CSMS, UNICON, Interconnect Billing System (ICB), Inventory Management System (IMS), Broadband and Lease Circuit Management System (LCMS) application in the Delhi unit.  During the 2011 fiscal year, in the Mumbai and Delhi units, audit trails have been enabled in Web Based Financial Management System (WFMS) application but were not enabled in CSMS, IMS, Code Division Multiple Access (CDMA) and UNICON applications.  Overall audit trails generation, review and control processes require further strengthening.

In CDMA, Broadband & LCMS applications, the user authority matrix is not defined, the process of offsite data storage does not exist and the functioning of help desk is not adequately monitored.  In Broadband & LCMS applications, back up procedure, reconciliation of backup tapes and restoration procedure were not in place and access control systems were not in place at data centers of Broadband & LCMS.

Although management has determined that there were no instances of unauthorized access/events, this control deficiency could result in unauthorized access to key applications and databases. These control deficiencies lead to the risk of breaches of security or errors remaining unnoticed and not rectified.  These deficiencies could also lead to the risk of misstatement of financial statements.

Management has initiated preparation of the Business Continuity Management (BCM) Plan to address business interruptions on their occurrences.  However, in the Delhi unit, there has been only initial progress on preparation of the Plan while the implementation, identification of teams, assigning of roles and responsibilities, training, mock drills, business impact assessment, recovery procedures, etc. are pending due to the completion of the BCM strategy. We do have an insurance policy that covers critical business interruptions, loss of human life and loss of assets incurred due to disaster.

However, the review of financial statements at the unit and corporate level in the FMS system pre-empted any such possible errors in preparation of financial statements in the 2011 fiscal year.

P. Parikh & Associates, the independent registered public accounting firm, has audited our consolidated financial statements in this annual report on Form 20-F, and has also issued their report, included herein, on management’s assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting as of March 31, 2011.

(c)	Attestation report of the registered accounting firm

See Item 18. “Financial Statements” for the attestation report of P. Parikh & Associates, the independent registered public accounting firm that audited our financial statements included in this report.

(d)	Changes in internal control over financial reporting

Management had undertaken certain initiatives and remedial action during the 2008, 2009 and 2010 fiscal years on the material weaknesses disclosed above.  Additional remedial action is being undertaken.  The remedial actions taken in other areas include: (i) subscriber deposits are reconciled for the Mobile Services (MS) units both in Delhi and Mumbai also, in case of basic units both at Delhi and Mumbai reconciliations are ongoing; (ii) password controls are implemented for most of the applications but the same needs to be aligned as per IT security policy; (iii) initial business continuity management plan is prepared and (iv) audit trails generation are being enabled for certain IT applications.

Subscriber Deposits

In respect of reconciliation of the subscriber deposits, management has directed both the Delhi and Mumbai units to complete the reconciliation on high priority basis, including linking of the debtor accounts to deposits. It was decided that only the reconciled data will be migrated to the new convergent billing system, which is likely to be operational by March 2012. In case of both Mumbai and Delhi units, MS-CDMA services have completed the subscriber deposit reconciliation.  However, in case of Basic (landline) Services, they have not been tallied with the books of accounts.  Management has however taken reasonable measures during the 2011 fiscal year to ensure that this deficiency was adequately considered while preparing the financial statements for the year ended March 31, 2011.  The Delhi units is in the process of reconciliation of current period as well as earlier period of deposits. As of August 1, 2011, the Mumbai unit had reconciled its deposit balances in accounts with the amounts in the billing system.

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

2.	There is a periodic monitoring by the government of India pursuant to which we have furnished all necessary details and data to the DOT as part of the resolution process.

3.	A joint committee of senior officers of the DOT and the Company is monitoring the progress.

In respect of transactions and balances with BSNL, the following steps have been undertaken as part of the ongoing process since last year:

1.	Both the Mumbai and Delhi units have been directed to reconcile claims payable and receivable with BSNL.

2.	At both Mumbai and Delhi units, senior level officers have exchanged various correspondences and organized meetings with BSNL for obtaining balance confirmation and to resolve the same.

3.	At the corporate level, a formal committee of senior officers of the Company, BSNL and the DOT is monitoring the progress.

The balances receivable from and payable to related parties are:

	As of March 31,
	2010				2011
	Receivables		Payables		Receivables		Payables
	(Millions of rupees)				(Millions of rupees)

DOT	Rs.	23,517	Rs.	113,910	Rs.	24,394	Rs.	2,655
BSNL		15,536		10,269		19,584		17,350
VSNL		0		683		0		0
Due from / to Related Parties	Rs.	39,053	Rs.	124,861	Rs.	43,978	Rs.	20,005
Less: Current Portion		15,536		10,269		19,584		20,005
Due from / to Related Parties, non-current portion	Rs.	23,517	Rs.	114,593	Rs.	24,394	Rs.	0

Broadband operations

During the 2011 fiscal year, material weaknesses were observed in Broadband operations and following action will be taken to overcome these weaknesses:

•	A reconciliation will be carried out between approved plan vis-à-vis plans updated in the system.
•	Approved User-wise access list with the Authority matrix will be defined for Elitecore and portal.
•	A reconciliation will be carried out between total customer created in Elitecore and portal and CSMS on monthly basis.
•	A reconciliation will be carried out between the billing summary report of Elitecore and Portal with billing summary of CSMS.
•	Reconciliation between revenue booked as per Ledger (WFMS) and Sub ledger (Elitecore and Portal) will be done.

The Mumbai unit has already carried out a Revenue Assurance exercise in Broadband and the same will be repeated in the Delhi unit to mitigate the control failure.

Information Technology General Controls

In the 2008 fiscal year, we adopted a detailed and formal IT Security policy.  Certain areas in the IT security policy and procedures require further strengthening and implementation with reference to controls related to (i) assigning IT Security officer/s to monitor IT processing activities and submit periodic reports to management and the Board of Directors and/or Audit Committee, (ii) back up practices, and (iii) appointment of independent auditors for audit of IT areas and controls. Though delayed, these areas are to be strengthened and implemented by December 2011.  The initial Business Continuity Management Plan was prepared, and efforts are being made on a continuous basis to expedite the complete implementation of BCM strategy.

Some of these remedial actions could not be undertaken earlier due to delay in implementation of comprehensive convergent billing system, which was scheduled to be functional by March 31, 2011, and is now expected to be functional by March 31, 2012.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The current members of our Audit Committee are V.S. Iyer, Chairman, T.S. Narayanasami and Adit Jain.  Each of them is considered a “financial expert”, as defined by applicable rules of the SEC and the NYSE.

Item 16B.  Code of Ethics

We have a Code of Conduct for Board of Directors and Sr. Management Personnel.  This Code of Conduct was drafted to comply with the provisions of Clause 49 of the Listing Agreement of the Indian Stock Exchanges.  A copy of the Code of Conduct may be obtained upon request addressed to the Company Secretary at our principal executive office, indicated on the cover of this report, and also is posted on our website: http://www.mtnl.net.in.

Item 16C.  Principal Accountant Fees and Services

M/S P. Parikh & Associates, Chartered Accountants, has served as our independent registered public accounting firm since the 2008 fiscal year.

Audit Fees

The following table sets forth the remuneration that we paid to M/S P. Parikh & Associates for the 2010 and 2011 fiscal year in million Rs.:

	2010		2011
Audit Fees (1)	Rs.	5.00	Rs.	5.50
All Other Fees		-		-
Total	Rs.	5.00	Rs.	5.50

(1)      includes audit opinion for 2010 and 2011.

Audit fees represent fees for professional services rendered for the audit of the consolidated financial statements prepared in accordance with US GAAP.  Audit fees are fees agreed upon with M/S P. Parikh & Associates for the 2010 and 2011 fiscal years, (including related expenses) for the audit of our annual consolidated financial statements.  We did not pay any amounts to M/S P. Parikh & Associates for the 2010 and 2011 fiscal years for non audit-related fees, tax fees or other fees.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in the 2011 fiscal year.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Governance Standards for Listed Companies

Many of the corporate governance standards set out in the NYSE Listed Company Manual (“NYSE Manual”) do not apply to us as a “foreign private issuer.”  Under the NYSE corporate governance standards, we are permitted to follow the corporate governance practices in India, our home country, and need only (i) establish an independent audit committee that satisfies the requirements of Rule 303A.06 of the NYSE Manual described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE, as required by Rule 303A.12(b) of the NYSE Manual; (iii) provide annual written affirmations to the NYSE with respect to our corporate governance practices (and provide interim written affirmations each time a change occurs to the board or any of our committees); and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies listed on the NYSE, as required by Rule 303A.11 of the NYSE Manual.

 We are incorporated under the Indian Companies Act 1956 and our shares are listed on the major stock exchanges in India.  Our corporate governance requirements are subject to the Indian Companies Act 19546, the regulations and guidelines of the Securities and Exchange Board of India and the requirements of Indian stock exchanges, including those contained in Clause 49 of the listing agreement that companies enter into with Indian stock exchanges.  See Item 9C. “Markets- The Indian Securities Market” in this report.

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

Five of our nine directors are deemed “independent directors” under Indian law.  Of the remaining directors, three are senior officers, including the Chairman and Managing Director and one is an officer of the Department of Telecommunications.  See Item 6A.  “Directors and Senior Management” in this report.

• The non-management directors must meet at regularly scheduled executive sessions without management.	We do not have a procedure for our non-management directors to meet periodically without management. Under Indian law, there is no such requirement.

Audit Committee

•     Listed companies must have an audit committee  consisting of at least three members and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the U. S. Securities Exchange Act of 1934, and must have a written charter.

Our Audit Committee is comprised of three members, all of whom may be deemed “independent” within the meaning established by the NYSE.  Our Audit Committee functions in accordance with Indian regulations.  See Item 16.D.  “Exemptions from the Listing Standards for Audit Committees” in this report.

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
The Audit Committee has identified all of its members as “financial experts” (as defined under applicable rules of the SEC).

• The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	Clause 49 of the Indian Listing Agreement addresses the duties, role and responsibilities of the Audit Committee.

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

We do not have a Compensation Committee as the government of India sets the compensation of our executive officers.  Also, we do not have any equity based compensation plans for our executive officers, employees or directors. Under Indian law, a company’s board of directors sets the compensation for non-executive directors.

• Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.
We do not have a Nominating and Corporate Governance Committee. Under Indian law, this committee is not required.

Our articles of association provide that the President of India is empowered to appoint one third of our directors.  The government of India appoints the balance of the directors.

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

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

See pages F-1 through F-43, which include the following:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated balance sheets as of March 31, 2010 and 2011

•	Consolidated statements of operations for the years ended March 31, 2009, 2010 and 2011

•	Consolidated statements of shareholders’ equity for the years ended March 31, 2009, 2010 and 2011

•	Consolidated statements of cash flow for the years ended March 31, 2009, 2010 and 2011

•	Notes to the consolidated financial statements

Item 19.  Exhibits

Number	Description of Exhibit
1.1	Memorandum and Articles of Association of the Registrant, as amended on January 31, 2002. *
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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAHANAGAR TELEPHONE NIGAM LIMITED

Date: September 29, 2011	By:	/s/ Anita Soni
Name: Anita Soni
Title: Director – Finance

EXHIBIT INDEX

Number	Description of Exhibit
1.1	Memorandum and Articles of Association of the Registrant, as amended on January 31, 2002.*
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
**Previously filed on September 27, 2001, as exhibits to Registration Statement on Form F-4 (file number 333-13944).
***Filed herewith

Mahanagar Telephone Nigam Limited

Report of Independent Registered Public Accounting Firm.

To: The Board of Directors and Shareholders of
Mahanagar Telephone Nigam Limited.

We have audited the accompanying consolidated Balance Sheet of Mahanagar Telephone Nigam Limited and its Subsidiaries (the “Company”) as of March 31, 2011 and March 31, 2010 and the related consolidated Statements of Operations, Shareholders’ Equity and Cash Flow Statement for the years ended March 31, 2011, March 31, 2010 and March 31, 2009 respectively. We also have audited Company’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). These financial statements are the responsibility of the Company’s management. The management of the Company is also responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on assessment of effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting, based on our audits.

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

A material weakness is a control deficiency or a combination of control deficiencies that may result in the material misstatement of the financial statements. The following material weaknesses have been identified and have been included in management’s assessment:

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

3.
During the review of broadband PAT operations in Delhi, it was observed that controls were not adequate in case of updation of approved tariff plans by authorized personnel in the billing system, namely Elitecore.

4.	There were ineffective controls in the area of Information Technology General Controls (“ITGC”), which includes

(i)
Password Controls – Though the policy of using password has been prepared and adopted during the current year, the same has not been implemented for application ability at both Delhi and Mumbai units and Inventory Management System (“IMS” ) application at the Delhi Unit.

(ii)
Audit trails have been enabled in Web Based Financial Management System (WFMS) application but were not enabled in CSMS, IMS, Code Division Multiple Access (CDMA) and UNICON applications. Overall audit trails generation, review and control processes require further strengthening.

(iii)	There is a deficiency in Implementation of Business Continuity Plan (BCP), as there is no back-up plan in case of any disaster/emergency.

The above deficiencies could result in unauthorized access to key applications and databases and could lead to risk of breaches of security or errors remaining unnoticed and not rectified and risk of mis-statement in financial statements.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of consolidated financial statements as of March 31, 2011, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In respect of above deficiencies, in our opinion, management’s assessment on not maintaining effective internal control over financial reporting as of March 31, 2011, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mahanagar Telephone Nigam Limited as of March 31, 2011 and March 31, 2010, and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2011 are in conformity with accounting principles generally accepted in the United States of America.

P. PARIKH & ASSOCIATES

CHARTERED ACCOUNTANTS

Mumbai, India.

Date: September 29, 2011

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2010		2011		2011
	(Indian Rupees in million, except per share data and as stated otherwise)				Convenience translation into million of US $ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	1,056	Rs.	1,276	$29
Short term investments in bank deposits		47,835		459	10
Trading security		350		-	-
Accounts receivable, net		3,432		1,930	43
Due from related parties		15,536		19,584	440
Inventories		1,491		1,176	26
Unbilled Revenues		1,110		1,959	44
Deferred income taxes		6,072		-	-
Other receivables		17,531		12,686	285
Total current assets	Rs.	94,414	Rs.	39,071	$877
Deferred Income Tax		8,586		-	-
Investments in held to maturity securities		2,423		2,428	55
Investments in affiliates		213		244	5
Property and equipment, net		82,182		82,933	1,862
Intangible Assets, net		100,982		94,749	2,127
Due from related parties		23,517		24,394	548
Restricted assets		14		12	0
Other assets		1,377		1,219	27
Total assets	Rs.	313,707	Rs.	245,049	$5,502

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	Rs.	16,296	Rs.	12,645	$284
Dues to related parties		124,861		20,005	449
Short term Bank Loan		-		19,217	431
Accrued expenses and other current liabilities		33,114		30,410	683
Total current liabilities		174,271		82,277	1,847
Accrued employee cost		62,654		73,019	1,639
Deferred income taxes		9,236		-	-
Long term Bank loan		-		55,340	1,242
Dues to related parties		-		-	-
Non current portion of customer deposits		6,879		6,642	149
Total liabilities		253,040		217,277	4,878
Contingencies and commitments (refer note 25)
Shareholders’ equity
Equity shares, 800,000,000 shares authorized, par value Rs. 10 per share
Issued and outstanding – 630,000,000 and 630,000,000 shares as of March 31, 2010 and 2011 respectively		6,300		6,300	141
Additional paid-in capital		6,649		6,649	149
Retained earnings		47,410		14,514	326
Research and development reserve		308		308	7
Total shareholders' equity		60,667		27,771	624
Total liabilities and shareholders' equity	Rs.	313,707	Rs.	245,049	$5,502

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended March 31,
	2009 Restated (Note 3)		2010		2011		2011
	(Indian Rupees in million, except per share data and as stated otherwise)						Convenience translation into million of US$ (Unaudited)
Revenues, net	Rs.	41,837	Rs.	35,513	Rs.	36,778	$826
Cost of revenues (excluding depreciation and amortization shown separately below)		(31,172)		(47,938)		(37,781)	(848)
Selling, general and administrative expenses		(9,028)		(17,854)		(13,261)	(298)
Depreciation and Amortization		(12,291)		(14,759)		(15,205)	(341)
Excess liabilities written back		510		568		899	20
Income from Operations		(10,144)		(44,471)		(28,570)	(641)
Interest from short term Bank Deposit		4,751		3,986		473	11
Interest and other income net		5,211		3,119		4,463	100

Income before unusual items, Income taxes, and share of losses of affiliates		(181)		(37,365)		(23,634)	(531)

Income taxes (Refer note 18)		(1,241)		11,806		(9,276)	(208)
Equity in (losses) of affiliates		(8)		5		15	0
Net income	Rs.	(1,430)	Rs.	(25,553)	Rs.	(32,895)	$(739)

Earnings per equity share
Basic and diluted	Rs.	(2.27)	Rs.	(40.56)	Rs.	(52.22)	$(1)

Weighted average number of equity shares used in computing earnings per equity share		630		630		630	630

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common stock Equity shares
	No. of shares		Amount	Additional paid-in capital		Retained earnings Restated (Note 3)		Research and development Reserve		Total Stockholders' Equity Restated (Note 3)
	(Indian Rupees in millions, except per share data and as stated otherwise)
Balance as on March 31, 2008	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	75,130	Rs.	308	Rs.	88,387

Net income	-		-		-		1,141		-		1,141
Cash dividend paid at the rate of Rs.1.17 per share including dividend tax	-		-		-		(737)		-		(737)
Balance as on March 31, 2009 (as previously reported)	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	75,534	Rs.	308	Rs.	88,791

Restatement adjustments (Refer - Note 3)	-		-		-		(2,571)		-		(2,571)
Balance as on March 31, 2009 (As Restated )	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	72,963	Rs.	308	Rs.	86,220

Net loss	-		-		-		(25,553)		-		(25,553)
Balance as on March 31, 2010	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	47,410	Rs.	308	Rs.	60,667

Net loss	-		-		-		(32,895)		-		(32,895)
Balance as on March 31, 2011	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	14,514	Rs.	308	Rs.	27,771

Convenience translation into Million of US $ (unaudited)			$141		$149		$326		$7		$624

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2009 Restated (Note 3)		2010		2011		2011
	(Indian Rupees in millions, except per share data and as stated otherwise)						Convenience translation into US$ (Unaudited)
Cash flows from operating activities
Net income/ (loss)	Rs.	(1,430)	Rs.	(25,553)	Rs.	(32,895)	$(739)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization		12,291		14,759		15,204	341
(Profit)/loss on sale of fixed assets		667		(8)		74	2
Deferred taxes		1,041		(4,384)		5,422	122
Provision for bad and doubtful debts		19		959		534	12
Excess liabilities written back		(510)		(568)		(899)	(20)
Equity in (losses) of equity affiliates, net of taxes		5		(101)		(31)	(1)
Changes in assets and liabilities, net
(Increase) / decrease in accounts receivables and unbilled revenue		819		55		119	3
(Increase) / decrease in Inventory		(646)		318		315	7
(Increase)/ decrease in dues from related parties		(9,721)		(3,618)		(4,925)	(111)
(Increase)/ decrease in other receivables		8,695		(3,836)		5,003	112
(Increase) / decrease in restricted assets		3,374		1		2	0
Increase/ (decrease) in trade payables		3		3,809		(3,651)	(82)
Increase/ (decrease) in dues to related parties		114,183		2,560		(104,856)	(2,354)
Increase/ decrease in accrued employee cost		2,928		26,464		10,365	233
Increase / (decrease) in accrued expenses and other payables		(869)		2,302		(2,042)	(46)
Net cash provided by the operating activities		130,849		13,158		(112,261)	(2,520)
Cash flows from investing activities
Purchase of property and equipment, Intangible Assets		(117,934)		(12,146)		(10,702)	(240)
Proceeds from property and equipment		961		55		906	20
Investment in affiliates and in held to maturity securities		1,217		(320)		345	8
Investments in / proceeds from short term bank deposits		(14,281)		(1,110)		47,375	1,064
Net cash used in investing activities		(130,037)		(13,521)		37,924	851

Cash flows from financing activities
Proceeds from Short term Loans (refer note no. 21)		-		-		75,640	1,698
Repayment of short term loans (refer note no. 21)		-		-		(75,640)	(1,698)
Bank Overdraft		-		-		19,217	431
Proceeds from Long Term Loan		-		-		55,340	1,242
Dividends paid ( including tax)		(737)		-		-	-
Net cash from financing activities		(737)		-		74,557	1,674
Net increase/(decrease) in cash and cash equivalents		73		(363)		220	5
Cash and cash equivalents at the beginning of the period		1,346		1,419		1,056	24
Cash and cash equivalents at the end of the period	Rs.	1,419	Rs.	1,056	Rs.	1,276	$29

Supplementary cash flow information
Cash paid for interest	Rs.	12	Rs.	13	Rs.	4,519	$101
Cash paid/(received) to/from income taxes	Rs.	82	Rs.	(1,406)	Rs.	2,608	$59

The accompanying notes are an integral part of these consolidated financial statements.

1.	DESCRIPTION OF BUSINESS

Mahanagar Telephone Nigam Limited (“MTNL” or the “Company”) was incorporated in New Delhi, India as a limited liability company under the Indian Companies Act, 1956. MTNL is the principal provider of basic or fixed line telecommunications services in Delhi and Mumbai. MTNL also provides internet and cellular services in both Delhi and Mumbai. MTNL’s license for fixed line services which covers the state of Delhi and the municipalities of Mumbai, Navi Mumbai and Thane (which are in the state of Maharashtra) is valid up to March 31, 2013 and MTNL’s licenses for internet and cellular services are valid up to September 7, 2017 and October 9, 2017 respectively.  MTNL obtained a National Long Distance license for Delhi and the municipalities of Mumbai, Navi Mumbai and Thane valid from May 10, 2006 until May 9, 2026. MTNL has also obtained the spectrum license for operating 3G and BWA services in Delhi and Mumbai (including Navi Mumbai and Thane) for a period of 20 years and 15 years respectively.

Millennium Telecom Limited (hereinafter referred to as “MTL”), a wholly owned India based subsidiary of MTNL, is engaged in providing capacity building in international bandwidth and web based tendering portal solutions. Government of India agreed in principle to equal equity participation by MTNL and BSNL in Millennium Telecom Limited. However, as on March 31, 2011 no transaction to this effect has taken place.

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

(a)	Principles of Consolidation and Basis of Presentation
The consolidated financial statements include all controlled subsidiaries. In addition, MTNL will review its relationships with other entities to assess if it is the primary beneficiary of a variable interest entity. If the determination is made that we are the primary beneficiary, then that entity is consolidated. All significant inter-company balances and transactions are eliminated in consolidation.

MTNL’s investment in business entities in which it does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for under the equity method of accounting.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”) and presented in Indian rupees, the national currency of India which is also the functional currency of the Company. For the convenience of the readers, these consolidated financial statements as of and for the year ended March 31, 2011, have been translated into United States dollars at the noon buying rate in New York city on March 31, 2011, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1= Rs.44.54. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate on March 31, 2011 or at any other date.

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

(e)	License fee and spectrum charges
The Company is holding host of telecommunication licenses for providing various services in Delhi and Mumbai region viz. basic services, mobile services, National long distance (NLD), International Long Distance (ILD) and Internet telephony services for which the Company is paying license fees to the Department of Telecommunication (“DoT”) on Adjusted Gross Revenue (AGR). The percentage of license fees varies depending on type of license. Revenue earned from basic & mobile services entail 10% license fees whereas revenue earned from NLD, ILD & internet services are subject to 6% license fees.

In addition to the license fees, the Company also pays out spectrum charges as a percentage of AGR payable to DoT for providing the GSM and CDMA services to customers. The spectrum charges are based on the AGR derived from the GSM and CDMA services and worked out on the basis of agreement with DoT which varies according to quantity of radio waves or say spectrum by the operator. The license fees and spectrum charges are expensed off immediately on accrual basis

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

Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate. Property and equipment are being depreciated over their useful lives, which exceed the license term since the Company believes that its licenses will be extended beyond their current term. Intangible assets of entry fees for one time payment for 3G  and BWA Spectrum are be amortized over the period of 20 years and 15 years respectively on straight line basis since August 8, 2008, i.e.from the date of allotment of spectrum.

The Company has adopted the provisions of FASB statement no. 143 “Asset Retirement Obligations”. At present the Company does not have any material asset retirement obligation.

MTNL has established the estimated useful lives of assets for depreciation purposes as follows:

Land - leasehold	Over the period of the lease

Buildings	30 to 60 Years

Cable and related equipment	20 to 25 Years

Exchanges and related Equipment	10 Years

Other fixed assets	5 to 10 Years

Intangible Assets (3G and BWA Spectrum)	20 yrs for 3G and 15 yrs for BWA (since August 8, 2008)

(l)	Impairment of long lived assets
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
MTNL has certain cancelable operating leases for office premises. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to Rs.656 million, Rs.657 million and Rs.843 million, for the years ended March 31, 2009, 2010 and 2011 respectively.

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

Provident fund
Under Indian law, employees are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ salary (basic and dearness allowance). The contributions are paid to the Provident Fund Trust established by MTNL. MTNL is obligated to make contributions when there are shortfalls in statutorily assured rates of return on the assets of the trust. Currently, MTNL has no further obligation under the Provident Fund beyond its contribution, which is expensed when accrued.

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

During the year ended March 31, 2005, the Company had set up an ‘MTNL GPF Trust’ (“GPF Trust”) and had applied to the Income Tax authorities for the recognition of the said Trust. During the year ended March 31, 2006, the GPF Trust has been recognized by the Income Tax authorities and the Company has funded the GPF Trust by transferring the accumulated GPF contribution till the date of formation of the GPF Trust. The Company has also provided interest at the statutorily applicable rate of 8% per annum on the employee contributions up to the date of formation of the GPF Trust. MTNL is obligated to make contributions when there are shortfalls in statutorily assured rates of return on the assets of the GPF Trust. Currently, MTNL has no further obligation under the General Provident Fund.

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
In accordance with the provisions of ASC 740 (formerly known SFAS 109), “Accounting for Income Taxes” income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period such changes are enacted. Based on management’s judgment, a valuation allowance against any deferred tax asset is recognized when it is more likely than not that some portion or all of such deferred tax asset will not be realized.

(p)	Advertisement expenses
Advertising and business promotion costs are expensed as incurred and amounted to Rs.431 million, Rs.423 million and Rs.245 million for the years ended March 31, 2009, 2010 and 2011 respectively.

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

(s)	Recently issued accounting pronouncements

i)
In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have any impact on its financial position and results of operation.

ii)
In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial  statements have been revised, then an entity that is not an SEC  filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have any impact on the Company's audited financial statements.

iii)
In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU's transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company has not engaged in any such contracts and thus, the impact to the Company cannot be determined until any such contact is entered.

iv)
Effective July 2009, the FASB issued ASU No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standard Codification (ASC), or the Codification, as the official single source of authoritative U.S. generally accepted accounting principles.  All existing accounting standards are superseded.  The Codification also includes all relevant SEC guidance organized using the same topical structure in separate sections within the Codification.  Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emering Issue Task Force Abstracts. All guidance contained in the Codification carries an equal level of authority.  Instead, it will issue Accounting Standard Updates (ASUs), which will serve to update the Codification, provided background information about the guidance and provide the basis for conclusions on the changes to the Codification.  The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented.  All other non-grandfathered non-Commission accounting literature not included in the Codification will become non-authoritative.

v)
In April 2009, the FASB issued ASC Topic 320 (previously FSP FAS 115-2 and FSP FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments)  contemporaneously with issuing ASC Topic 820 (previously FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly).ASC 320 establishes a new model for measuring other-than-temporary impairments for debt securities, including establishing criteria for when to recognize a write-down through earnings versus other comprehensive income.  ASC 820 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured.  All of these ASCs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption by the Company did not have a material impact on its financial statements.  ASC 820 was further amended in January 2010 (see paragraph (i) above).

vi)
In May 2009, the FASB issued ASC Topic 855 “Subsequent Events” (previously FAS-165, Subsequent Events).  ASC 855 establishes general standards for accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued (i.e., all approvals necessary for issuance, such as from management and the board of directors, have been obtained).  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date that is, whether that date represents the date the financial statements were issued or were available to be issued.  This disclosure should alert users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  ASC 855 was effective for interim and annual periods ending after June 15, 2009.  The Company has evaluated all events or transactions that occurred after March 31, 2011 through September 15, 2011, the date the Company issued these financial statements.  During that period, there is no significant event took place which could have material impact on financial statements.

(t)	Reclassifications
Certain items previously reported in specific financials statements captions have been reclassified to conform to the current year’s presentation.

3.	RESTATEMENT OF FINANCIALS FOR THE YEAR 2008-09:

In the fiscal year 2009-10, since prior period transactions have occurred (as detailed below), the Company has restated the financial statements for the fiscal year 2008-09 so as their inclusion might not impair the significance of net income to such an extent that misleading inferences might be drawn from the amount so designated.

MTNL had provided for Rs.213.20 million during the year 2008-09 on account of 3G and BWA spectrum as license fee on the base reserve price subject to finalization of auction process by DoT and therefore the accounting policy in this regard was not made on that date. On finalization of the auction process by DoT, during the current year i.e 2010-11, in accordance with DoT guidelines dated August 1, 2008 on 3G spectrum and BWA spectrum and on finalization of the price on spectrum via DoT letter No P-11014/13/2008-PP, dated May 21, 2010, for 3G and DoT letter No P-11014/13/2008-PP, dated June 12, 2010, on BWA spectrum, the liability for Rs.1,109,79.7 million has been accounted for by creating intangible assets as one time charges payable to DoT for 3G and BWA spectrum. This is to be amortized for the period of 20 years and 15 years for 3G and BWA spectrum respectively on straight line basis. Accordingly the amortized amount for the period from August 8, 2008, the date of allotment of spectrum, to March 31, 2009 is Rs.4,082.30 million.

Change in method of calculation of ISP license fee implemented for the fiscal year 2009-10 via MTNL CO letter No. MTNL/RA/AGR/2009/Pt dated March 29, 2010 is also extended for the previous year also.  The same is approved in the ECM held on June 12, 2010, and accordingly the license fees were reduced by Rs.70.42 million in the fiscal year 2008-09.

4.	RELATIONSHIP BETWEEN DOT/BSNL AND THE COMPANY (Also refer note 20)

The relationships between the DoT/ Bharat Sanchar Nigam Limited (“BSNL”) / and MTNL is as follows:

a. MTNL is a subsidiary of the Government of India which owns 56.25% of MTNL through DoT. DoT is a department of the Government of India. BSNL is an affiliate in common control with MTNL as the Government, acting through the DoT, holds 100% of the issued share capital of BSNL.

b. DoT has granted licenses to MTNL to operate fixed line, cellular and internet services. The licenses for fixed line, cellular and internet services are valid until March 31, 2013, October 9, 2017 and September 7, 2017 respectively. DoT has also granted to MTNL, with effect from May 10, 2006 a National Long Distance License for Delhi and the municipalities of Mumbai, Navi Mumbai and Thane valid up to May 9, 2026. DoT retains the right to revoke these licenses after giving one month's notice to MTNL. In June 2008, MTNL was awarded International Long Ditance (ILD) license by DoT to carry the calls at international destination. MTNL is working to carry the calls internationally through its own gateways which is presently carried through networks of other providers.

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

d. Until March 31, 2001, BSNL was the sole service provider for carriage of NLD (National Long Distance) calls. Further it was also carrying ILD calls up to the gateway provided by VSNL, India’s former government-controlled international long distance carrier. However, carriage of NLD and ILD (International Long Distance) calls has been opened to other operators with effect from April 1, 2001 and April 1, 2002 respectively. MTNL continues to use BSNL network for the carriage of NLD calls, and has entered into arrangements with other ILD operators for carriage of ILD calls with effect from April 1, 2002. However, international calls continue to be passed from MTNL’s network to international gateways operated by networks of other providers. MTNL pays the negotiated per minute charge to networks of other providers for carriage and termination of international calls which varies depending on the country of destination. Subsequent to the year ended March 31, 2006, MTNL has started using its NLD license and has entered into a contract with networks of other providers for a lease line to carry MTNL’s call traffic between Delhi and Mumbai.

The following table gives details in respect of the Company’s significant revenues and (expenses) related to carriage of ILD calls, NLD calls License Fees, Spectrum Charges and inter connect usage charges with the above mentioned related parties:

	For the years ended March 31,
	2009 Restated (Note 3)	2010	2011	2011
	(Millions of Rupees)			(Millions of US $) Unaudited

DOT - License fees and spectrum charges (Refer note 5)	(5,427)	(3,461)	(3,734)	(84)

BSNL - Networking charges for NLD calls (Refer note 5)	(1,826)	(1,451)	499	11

BSNL - Revenues for interconnect usage charges as per TRAI Regulation	1,186	342	239	5

5.	LICENSE FEES AND SPECTRUM CHARGES

The Company is holding several telecommunication licenses for providing various services in Delhi and Mumbai region, viz. basic services, mobile services, National long distance (NLD), International Long Distance (ILD) and Internet telephony services for which the Company is paying license fees to DoT on Adjusted Gross Revenue (AGR). The percentage of license fees varies depending on type of license. Revenue earned from basic and mobile services entail 10% license fees whereas revenue earned from NLD, ILD and internet services are subject to 6% license fees.

In addition to the license fees, the Company also pays spectrum charges as a percentage of AGR payable to DoT for providing the GSM and CDMA services to customers. The spectrum charges is based on the AGR derived from the GSM and CDMA services and worked out on the basis of agreement with DoT which varies according to quantity of radio waves or say spectrum by the operator. The license fees and spectrum charges are expensed off immediately on accrual basis. License fees and spectrum charges charged to income as part of cost of revenues amounted to Rs.5,426  million, Rs.3,461 million and Rs.3,734 million (including license fee on Internet services) for the years ended March 31, 2009, 2010 and 2011 respectively.  In February 2010, DoT had issued orders hiking spectrum usage charges (ranging between 1-2 per cent) for all mobile players (GSM and CDMA) as per the spectrum being held by them. The hike was made applicable from April 1, 2010.The new charges vary between 3-8 per cent depending upon the quantum of airwaves held by the respective operators.

As per TD SAT Orders, dated August 30, 2007, several incomes other than operational income need not be accounted towards gross revenue for the calculation of License Fees and Revenue Sharing Expenditure may be accounted for on accrual basis instead of actual paid basis as insisted by DoT.

It was challenged in Hon’ble Supreme Court by DoT and Hon’ble Supreme Court via its subsequent order dated January 10, 2010 in appeal (civil) no.31371-31375/2009 modified the stay order to that extent that the respondent will pay at the existing rates as per TDSAT Judgment, dated August 30, 2007, subject to filing an undertaking by them that deficiency if any, will be made good by them.  However, the stay continued on refund of amount already paid.  Being Govt. of India Enterprises both BSNL and MTNL are not party to it. Hence, applicability of the said judgment  to MTNL / BSNL is unascertainable.

Even after repeated attempt, MTNL via office letter no. MTNL/RA/AGR/2009/Part, dated September 13, 2010, once again requested DoT to allow to calculate AGR as per TDSAT Judgment from now onwards to maintain level playing field and also undertaking that any deficiency based on the final decision of the Hon’ble Supreme Court shall be made good by MTNL and DoT was also reminded via letter dated May 10, 2010 and January 14, 2011. However, DOT via a letter dated 17-37/2010/LF, dated February 23, 2011, has again rejected MTNL’s plea for revision of License Fees calculation as per TDSAT Judgment. Since MTNL was not one of the appellants to TDSAT case, the Company decided that it is not appropriate to account for the TDSAT impact of License fee in the accounts. However, the case has been discussed with DGP&T, the highest audit authority for government telecom companies in India, to extend the benefit of TDSAT judgment to MTNL as well.

The financial implications on MTNL due to disallowed income by DoT for license fees calculation from 2001-02 to March 31, 2011 would be Rs.4,265 million.

6.	CASH & CASH EQUIVALENTS

	2010	2011	2011
	(Millions of Rupees)		(Millions of US $) Unaudited
Cash at bank and in hand	1,056	1,276	29
Cash and cash equivalents	1,056	1,276	29

7.	INVESTMENTS IN BANK DEPOSITS

Investments in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to Rs.47835 million and Rs.459 million as of March 31, 2010 and 2011 respectively with maturities from more than three months to one year. Interest on investments in bank deposits is recognized on accrual basis.

8.	PROPERTY, PLANT & EQUIPMENT

	2010		2011		2011
	(Millions of Rupees)				(Millions of US $) Unaudited
Land & buildings		17,362		18,213	409
Cable and related equipment		77,405		78,352	1,759
Exchanges and related Equipment		78,674		85,895	1,928
Other fixed assets		117,628		6,733	151
Capital work in progress		11,448		11,313	254
Total		302,518		200,506	4,502
Accumulated depreciation		(220,335)		(117,573)	(2,640)
Property and equipment, net	Rs.	82,182	Rs.	82,933	$1,862

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

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate. MTNL has not paid stamp duty in respect of any of the acquired or leased properties. Accordingly, MTNL may be liable for stamp duty and penalties thereon if a deed is registered by MTNL in the future (other than with respect to the DoT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DoT properties acquired by MTNL from the Government as at March 30, 1987 are to be borne by the Government. The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable MTNL to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, MTNL cannot sell its properties without payment of stamp duties and registering the properties in its name. In preparing these consolidated financial statements, MTNL has capitalized provision for stamp duty based on its best estimate amounting to Rs.47 million and Rs.63 million as of March 31, 2010 and 2011, respectively. MTNL does not intend to sell any of these properties. In terms of its Articles of Association MTNL has to obtain prior approval of the President of India in respect of sale or disposal of any land or building costing more than Rs.1 million.

9.	INTANGIBLE ASSETS

	2010		2011		2011
	(Millions of Rupees)				(Millions of US $) Unaudited
Intangible Assets		111,545		111,680	2,507

Total		111,545		111,680	2,507

Less: Accumulated amortization		(10,563)		(16,932)	(380)

Intangible Assets, net	Rs.	100,982	Rs.	94,749	$2,127

The intangible assets of the Company mainly consist of application software purchased from outside vendor and entry fees for 3G and BWA spectrum. The amounts are as follows:

	Millions of Rupees	Millions of US$
Application software	701	16
3G & BWA spectrum fees	110,980	2,492

10.	INVESTMENTS IN HELD TO MATURITY SECURITIES

Investments of MTNL consist of held-to-maturity securities (“HTM”).

	As of March 31,
	2010		2011		2011
	(Millions of Rupees)				(Millions of US $) Unaudited
Held-to-maturity securities
11.5% Bonds of Maharashtra Krishna Valley Development Corporation	Rs.	2,500	Rs.	2,500	$56
Investments - Non-current	Rs.	2,500	Rs.	2,500	$56

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

As of September 30, 2006, ITI has not yet redeemed both the first and second tranches amounting to Rs.200 million each as per the original repayment schedule. ITI has to redeem third tranches amounting to Rs.200 million as on September 30, 2007.

As of September 30, 2007, ITI has not yet redeemed the first, second and third tranches amounting to Rs.200 million each as per the original repayment schedule.

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

Based on this evaluation and specifically considering that the share purchase agreement includes a provision for a letter of comfort from Department of Telecommunication (Government of India) to MTNL endorsing the investment and also provides MTNL a right to set off amounts receivable in respect of principal outstanding from the dues payable to ITI, management has concluded that Rs.800 million of this debt security due as of September 30, 2008 is impaired and as of March 31, 2009 further Rs.200 million of this debt security due has been impaired. Entire amount of investment in ITI has been impaired  up to fiscal year 2009

However, DoT via letter no. U-59011-10/2002-FAC, dated July 31, 2009, deferred the repayment schedule of the above cumulative preference shares to 2012-13 onwards in five equal annual installments.

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

MTNL records an investment impairment charge when management believes an investment has experienced a decline in value that is judged to be other than temporary. MTNL monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of the above investments, management believes that there is no impairment of investments as of March 31, 2011.

11.	INVESTMENT IN EQUITY AFFILIATE

On July 21, 2001, MTNL, in consortium with Telecommunications Consultants India Limited, VSNL and Nepal Venture Private Limited entered into a joint venture arrangement to form United Telecom Limited (UTL). UTL was formed to provide wireless in local loop (“WLL”) services in Nepal. As at March 31, 2003, MTNL had invested Rs. 200 million in UTL in proportion to its 26.7% holding. In 2004, MTNL invested Rs.33 million in UTL in proportion to its 26.7% holding.  In the year ended March 31, 2007 MTNL has further invested Rs.56 million and during the year ended March 31, 2010 MTNL has invested Rs.69 million in proportion to its share. MTNL’s equity in profit of the affiliate amounted to Rs.5 million for the year ended March 31,2009.  MTNL’s equity in loss of the affiliate amounted to Rs.6 million for the year ended March 31, 2010 and MTNL’s equity in profit of the affiliate amounted to Rs.15 million for the year ended March 31, 2011. The carrying value of investment in UTL is Rs.212.83 million and Rs.221.86 million as of March 31, 2010 and 2011, respectively.

On March 31, 2006, MTNL STPI IT Services Ltd. (hereinafter referred to as “STPI”), a joint venture of MTNL and Software Technology Parks of India, a society registered under the Ministry of Information Technology with  50% share holding. The main objective of the company is to undertake all such activities that are required to make domain “India in” popular. The project under this joint venture is under way. STPI project of data centre at Chennai (formerly Madras) will provide services like messaging, web-hosting, application hosting, web-farming application etc. The Company is on process of recruiting its own staff and will be recruiting the best professionals from software industry by providing remuneration in line with the industry.  As on March 31, 2011, total investment of MTNL in share of STPI was Rs.23 million.

12.	INVENTORIES

	2009		2010		2011		2011
	(Millions of Rupees)						(Millions of US $) Unaudited
Cabling		1,083		849		623	14
Exchange equipment		631		548		496	11
Telephone and Telex Equipments		451		589		536	12
Other		153		-		-	-
Less: Allowance for slow moving/obsolete stock		(508)		(496)		(478)	(11)
	Rs.	1,809	Rs.	1,491	Rs.	1,176	$26
Activity in allowance for slow moving / obsolete stock is as follows:

	For the years ended March 31,
	2009		2010		2011		2011
	(Millions of Rupees)						(Millions of US $) Unaudited

Balance at beginning of year		499		508		496	11
Charged to expense		20		41		64	1
Less: amounts written off		(10)		(54)		(82)	(2)
Balance at end of year	Rs.	508	Rs.	496	Rs.	478	$11

13.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL DEBTS

	For the years ended March 31,
	2009		2010		2011		2011
	(Millions of Rupees)						(Millions of US $) Unaudited
Balance at beginning of year		7,510		7,272		7,759	174
Charged to expense		71		1,142		585	13
Less: Amounts written off		(310)		(656)		(292)	(7)
Balance at end of year	Rs.	7,272	Rs.	7,759	Rs.	8,051	$181

Accounts receivable are stated net of allowance for doubtful debts. Accounts receivable are not collateralized. The allowance for doubtful debts is determined principally on the basis of past credit loss experience and an evaluation of potential losses on the outstanding receivable balances. The activity in allowance for uncollectible accounts is given below:

During the fiscal year 2010-11, MTNL has executed networking project at commonwealth games awarded by Government of India. In respect of this project an amount of Rs.2,850 million is accounted for by MTNL towards wet lease for infrastructure and other services provided by MTNL in respect of Commonwealth Games during the year out of which Rs.2,420 million has been received during the year and Rs.430 million is subject to  final settlement. Additional claim of Rs.410 million towards additional work executed, is not accounted for pending acceptance and final settlement. Since the entire Commonwealth games projects are under review by CBI, the MTNL records were taken by CBI for investigation and yet to be returned.

14.	RESTRICTED ASSETS

As on March 31, 2011, restricted assets comprised of unclaimed dividend for the years 2003 to 2009 amount to Rs.12 million.

15.	OTHER RECEIVABLES

Other receivables consist of the following:
	As of March 31,
	2010		2011		2011
	(Millions of Rupees)				(Millions of US $) Unaudited
Loans to employees		1,530		1,354	30
Advance tax (refer note No. 18)		(2,674)		(66)	(1)
Accrued interest		3,109		1,227	28
Inter corporate loans		-		3	0
Others		16,944		11,386	256
		18,908		13,905	312
Less: Other assets, non-current		(1,377)		(1,219)	(27)
	Rs.	17,531	Rs.	12,686	$285

16.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities include followings:

	As of March 31,
	2010		2011		2011
	(Millions of Rupees)				(Millions of US $) Unaudited
Interest accrual on deposits		1		326	7
General provident fund contribution of employees, net		11,813		12,848	288
Deferred income		5,246		5,097	114
Advance received from customers and others		1,706		1,334	30
Customer deposits		1,720		1,660	37
Accrued employee cost		5,118		1,345	30
Other payables and accruals		7,510		7,800	175
	Rs.	33,114	Rs.	30,410	$683
The General Provident Fund accrual represents amounts contributed by employees (who have opted for the Government pension rules), net of advances taken. Prior to the absorption (in the year 2000), this fund was being maintained by DoT. MTNL has raised claims amounting to Rs.12,781 million on DoT up to March 31, 2011 (2010: Rs.11,813 million) in respect of employee contributions (pre absorption) together with the interest accrued. An offsetting amount has been included in the non-current portion of amounts due from related parties as disclosed in Note 20.

Subsequent to absorption, in the absence of any rules available for deposit of such employee contributions, the amounts of employee contributions have been retained by MTNL. These funds are not restricted and could be used to fund the activities of MTNL until such time that the funds must be transferred to the GPF Trust. During the year ended March 31, 2006, a GPF Trust had been created and Rs.4,340 million had been transferred to GPF Trust. The outstanding amount owing to the trust of Rs.12,781 million continues to be a part of accrued expenses and other current liabilities as of March 31, 2011 as the amount is due to be recovered by the DoT.

17.	INTEREST AND OTHER INCOME, NET

Interest and other income, net consist of the following:

	For the years ended March 31,
	2009		2010		2011		2011
	(Millions of Rupees)						(Millions of US $) Unaudited
Interest from investment in MKVDC		288		288		288	6
Interest on loans to employees		129		161		94	2
Interest on advances and others, net		357		292		289	6
Interest paid on customers deposits		(11)		(7)		(5)	(0)
Interest on Income Tax Refunds		1,426		1,970		7,851	176
Other income		3,022		415		460	10
Interest Paid on Bank Loans		-		-		(4,515)	(101)
Interest and other income, net	Rs.	5,211	Rs.	3,119	Rs.	4,463	$100

18.	INCOME TAXES

Total income tax expense is attributable to income from continuing operations and consists of the following:

	For the years ended March 31,
	2009 Restated (Note 3)		2010		2011		2011
	(Millions of Rupees)						(Millions of US $) Unaudited
Current tax		2,282		(11,311)		29	1
Deferred tax		(1,041)		4,384		8,962	201
Taxes For earlier years Written back / Paid		-		(4,880)		285	6
Aggregate Taxes	Rs.	1,241	Rs.	(11,806)	Rs.	9,276	$208

Note: Current Tax for fiscal year 2010-11 includes taxes for foreign subsidiaries Rs.8.89 million and  deferred Taxes includes taxes for foreign subsidiaries Rs.11.48 million

	For the years ended March 31,
	2009 Restated (Note 3)		2010		2011		2011
	(Millions of Rupees)						(Millions of US $) Unaudited
Income before taxes and share from affiliates		(181)		(37,365)		-	-
Average enacted tax rate in India		33.99%		30.90%		30.90%
Computed tax expense		(62)		(11,546)		-	-
Effect of tax assessed for earlier years		(4,482)		(6,940)		9,247	208
Tax reversals, Net		-		-		14	0
Others		-		-		15	0
Permanent differences		5,784		6,680		-	-
Income taxes recognized in the statement of income	Rs.	1,241	Rs.	(11,806)	Rs.	9,276	$208

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	2009 Restated (Note 3)		2010		2011		As of March 31, 2011
	(Millions of Rupees)						(Millions of US $) Unaudited
Deferred tax assets:
Net Operating Losses carried forward		0		0		13,718	308
Allowances for uncollectibles and others		1,461		1,643		14,702	330
Deferred settlements amount not recognized in income		44,668		2,794		-	-
Post retirement benefits		2,545		2,735		3,776	85
Others		638		7,486		1,456	33
Total deferred tax assets		49,312		14,658		33,652	$756

Deferred tax liabilities:
Excess of tax allowance over depreciation		(42,257)		(3,218)		(793)	(18)
Interest capitalized		(6,018)		(6,018)		-	-
Others		-		-		(10,124)	(227)
Total deferred tax liabilities	Rs.	(48,275)	Rs.	(9,236)	Rs.	(10,916)	$(245)
Net deferred tax asset / (liability)	Rs.	1,037	Rs.	5,421	Rs.	22,736	$510
Less: Valuation Allowance		-		-		(22,736)	$(510)
Net Deferred tax asset Created	Rs.	1,037	Rs.	5,421	Rs.	-	$-

Note: The Company believes that it is more likely than not that the deferred tax assets so reported above shall not be realized in near future. Therefore, a valuation allowance has been made for the entire deferred tax asset including of Rs.8,962 million pertaining to earlier years.

Net deferred tax assets / (liabilities) included in the consolidated balance sheets are as follows:

	As of March 31,
	2009 Restated (Note 3)		2010		2011	2011
	(Millions of Rupees)					(Millions of US$) Unaudited
Current:
Deferred tax assets		45,275		6,072	-	-

Non-current:
Deferred tax assets		4,037		8,586	-	-
Deferred tax liabilities		(48,275)		(9,236)	-	-
Total non current		(44,238)		(650)	-	-
Net deferred tax asset / (liability)	Rs.	1,037	Rs.	5,421	-	$-

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

MTNL has filed appeals against that partial allowance to the higher authority. Also refer to Note 25iii(b)(ii) to the notes to the consolidated financial statements.  During the year ended March 31, 2008, MTNL received refunds from Income Tax Authority in respect of penalty levied for the years 1995-96, 1996-97, 2000-01 and 2001-02.  These penalty refunds pertain to the claims made by MTNL under section 80IA of the Indian Income Tax Act.  The penalty amount was refunded by the income tax department along with interest thereon which had duly been accounted for in the statement of operations for the year ended March 31, 2008.  An excess provision amounting to Rs.6,050 million were made to the tax expenses during the year ended March 31, 2008.

During the year ended March 31, 2008, the Assessing Officer allowed partial refunds in respect of deductions under Section 80IA for assessment years 2001-02 and 2003-04. During the 2009-10 fiscal year, the Honorable ITAT allowed our claim under section 80IA for six assessment years (1998-99, 1999-00, 2000-01, 2001-02, 2002-03 and 2005-06) to exempt up to 75% of the income we earned from services.  The Income Tax authorities has refunded the tax amount Rs.2,819.00 million (including Interest of Rs.1,361.84) for assessment year 1998-99 and rest of the years are in progress. MTNL filed further appeal during the year 2010-11, in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL, which is similarly situated. During the 2011 fiscal year, the Income Tax Authorities have refunded the tax amount of Rs.13,766 million (including interest of Rs.7,310 million) for assessment years 98-99,99-00,00-01, 01-02, and 02-03.  MTNL filed a further appeal during the 2011 fiscal year in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL which is similarly situated.

The Company believes that it is more likely than not, the deferred tax assets so reported above shall not be available in the near future. Therefore for entire deferred tax assets, valuation allowance has been made.

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

	For the years ended March 31,
	2009 Restated (Note 3)		2010		2011		2011
	(Millions of Rupees)						(Millions of US $) Unaudited
Pension (including gratuity)		16		18		12	0
Leave encashment		7		12		8	0
	Rs.	23	Rs.	30	Rs.	20	$0
(b)	Employees of MTNL

i.	Pension, Gratuity and Medical benefits

The pension and gratuity to the non-executives employees of MTNL are defined benefit plans, the cost and liability, for which are based on an actuarial valuation. Further MTNL introduced a ‘MTNL retired employee’s medical facility scheme’ for employees with effect from January 1, 2002. The scheme was initially introduced for a period of 12 weeks and was subsequently extended every year by orders issued by the competent officials. The cost and liability of the medical benefit plan for its retired employees is based on an actuarial valuation. The Company entered into an agreement with ICICI Lombard for its medical coverage for the period from April 1, 2006. ICICI Lombard subsequently expressed their inability to continue with the scheme and finally the agreement was discontinued from September 2, 2006. The earlier scheme was reinstated thereafter. The medical scheme is a defined benefit retirement plan (the “Medical Plan”). In accordance with the Medical Plan, retirees are entitled to receive reimbursements limited to half of the monthly salary drawn by the employee on the date of retirement and reimbursement of hospitalization charges in any year through insurance company under RECGHIS (Retirement Employee Contributory Group Health Insurance Scheme) 2008. (Effective October, 2008). In 2011, MTNL has introduced the new medical benefit plan for its employees with effect from March 10, 2011 by entering into an agreement with insurance company which is a contributory scheme in nature and where MTNL’s liability is restricted to the insurance premium payable to the insurance company.

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

During the year ended March 31, 2005, an additional 1,108 executive employees opted for absorption with MTNL. MTNL has determined the incremental liability on account of revised pay scales and related retirement cost based on an actuarial valuation. In respect of these employees, MTNL has raised claims on DoT amounting to Rs.541 million for the period up to the October 1, 2000, which represent amounts recoverable towards retirement benefits calculated at the rates prescribed by DoT for its employees on secondment. These have been included in Dues from related parties as disclosed in Note 20.

During the year ended March 31, 2006, the Company had given an option to its executive employees (Category A) for absorption with the Company with effect from October 1, 2000, at a revised pay scale that is higher than the existing pay scale. Out of approximately 1,218 Group A employees currently working in MTNL, 65 employees have exercised their option as at March 31, 2006 and have been absorbed in MTNL. The offer for absorption provided that in addition to getting the post retirement benefits like gratuity and leave encashment subsequent to absorption, the employee would have to opt for either pension based on the government rules or provident fund based on the company policy. A case has been filed by the Indian Telecom Service Association (acting on behalf of Group A officers) with the High court appealing for the stay order against absorption of Group A employees on the contention that terms and conditions of absorption are not clear. The High Court has subsequently passed a stay order against further absorption of Group A employees. Pending finalization of the terms of absorption, the Company, during the year ended March 31, 2006, has provisionally accrued a charge of amounting to Rs.25.39 million on account of revised pay scales for the executive employees who exercised the option up to that date. However, no claims have been raised by the Company on DoT for the related retirement costs pending finalization of terms of absorption and outcome of the court case.

iii.	The following tables sets forth the status of the pension, gratuity plan and medical benefits. The measurement date used is March 31, of the relevant fiscal year.

The Pension Plan

	As of March 31,
	2010		2011		2011
	(Millions of Rupees)				(Millions of US $) Unaudited
Accumulated benefit obligation	Rs.	39,881		46,581	$1,046
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year		33,487		56,973	1,279
Service cost		1,100		3,380	76
Interest cost		2,860		5,030	113
Actuarial loss		21,298		3,517	79
Benefits paid		(1,772)		(2,355)	(53)
Projected Benefit obligation at the end of the year	Rs.	56,973	Rs.	66,544	$1,494
Changes in plan asset		-		-	-
Unfunded status		(56,973)		(66,544)	(1,494)
Accrued provision for pension	Rs.	(56,973)	Rs.	(66,544)	$(1,494)

	For the years ended March 31,
	2010		2011		2011
	(Millions of Rupees)				(Millions of US $) Unaudited
The components of net pension costs are reflected below:
Current service cost	Rs.	1,100	Rs.	3,380	76
Actuarial obligation assumed on account of absorption		-		-	-
Interest cost		2,860		5,030	113
Loss on curtailment		-		-	-
Actuarial loss		21,298	Rs.	3,517	79
Net periodic pension cost	Rs.	25,258	Rs.	11,927	$268

Cash Flows
For the financial year ended March 31,	Expected contribution
	(Millions of Rupees)	(Millions of US $) Unaudited
2012	2,591	58
2013	2,759	62
2014	2,939	66
2015	3,130	70
2016	3,333	75
2017 – 2021	25,821	580

The Gratuity Plan

	As of March 31,
	2010		2011		2011
	(Millions of Rupees)				(Millions of US $) Unaudited
Accumulated benefit obligation	Rs.	6,383	Rs.	8,602	$193
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year		8,380		10,444	234
Service cost		386		502	11
Interest cost		720		900	20
Actuarial (gain) or loss		570		964	22
Past Service Cost (Vested Benefits)		1,036		-	-
Curtailment Loss		-		-	-
Actuarial obligation assumed on account of absorption		-		-	-
Benefits paid		(648)		(738)	(17)
Projected Benefit obligation at the end of the year	Rs.	10,444	Rs.	12,073	$271
Changes in plan asset
Fair value of the plan assets at the beginning of the year		6,637		8,958	201
Actual return on plan assets		407		591	13
Employer contributions		2,562		2,377	53
Benefits paid		(648)		(738)	(53)
Plan assets at the end of the year	Rs.	8,958	Rs.	11,187	$214

Unfunded status		(1,487)		(886)	(20)
Accrued provision for gratuity	Rs.	(1,487)	Rs.	(886)	$(20)

	For the years ended March 31,
	2010		2011		2011
	(Millions of Rupees)				(Millions of US $) Unaudited
The components of net gratuity costs are reflected below:
Current service cost		386		502	11
Actuarial obligation assumed on account of absorption		-		-	-
Interest cost		720		900	20
Expected return on plan assets				(877)
Actuarial (gain) or loss		874		1,251	-
Curtailment (Gain)/ Loss		(710)		-	28
Past service cost (vested benefits)		1,036		-	-
Net periodic gratuity cost	Rs.	2,306	Rs.	1,775	$60

Cash Flows

For the financial year ended March 31,	Expected contribution
	(Millions of Rupees)	(Millions of US $) Unaudited
2012	810	18
2013	2,150	48
2014	740	17
2015	210	5
2016	390	9
2017 – 2021	2,630	59
The weighted average actuarial assumptions used to determine benefit obligations and net periodic benefit cost were:

	2009		2010		2011
Discount rate		8.50%		8.50%		8.50%
Future salary increases		4.00%		3.50%		3.50%
Future pension increases		1.50%		4.00%		4.00%
Rate of return on plan assets		8.00%		8.00%		8.00%
Rate of hospitality incidence (% of mortality rate)		150.00%		150.00%		150.00%
Average hospitalization period per year		10 days		10 days		10 days
Average expenses per hospitalization	Rs.	50,000	Rs.	50,000	Rs.	50,000

iv.	Leave pay obligations :

Leave pay expenses amounted to Rs.1,250 million, Rs.1,567 million and Rs.1,754 million for the years ended March 31, 2009, 2010 and 2011, respectively. Accrued employee cost include Rs.4,306 million, Rs.5,583 million and Rs.6,524 million leave pay obligation of MTNL as of March 31, 2009, 2010 and 2011, respectively. Out of this, an amount of Rs.433.74 million and Rs.653.68 million is recoverable, from DoT in respect of Group B, Group C and Group D employees respectively for the period prior to their absorption in MTNL.

v.	Provident fund
Provident fund, a defined contribution plan, is being administered through trustees and MTNL’s contributions are expensed each year. MTNL has recognized Rs.332 million, Rs.516 million and Rs.542 million for the years ended March 31, 2009, 2010 and 2011 respectively in the consolidated statements of income.

20.	RELATED PARTY TRANSACTIONS

MTNL is a Government Company under the Indian Companies Act. MTNL is listed on the major stock exchanges in India and the New York Stock Exchange. As of March 31, 2011, the Government owned 56.25% of the issued share capital of MTNL, with the remaining balance owned by private investors’.  Consequently, the Government, acting through the DoT, continues to control MTNL and will have the power to elect all of its Directors to determine the outcome of most actions requiring approval of the Board of Directors or Shareholders, including proposed expansions of MTNL's business (including into areas in which MTNL may compete with BSNL), transactions with the DoT or the assertion of claims against the DoT/BSNL.

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

Note 4 describes in more detail the nature of the relationships between the DoT/BSNL and the Company as well as transactions with these parties. Amounts due to and from the DoT/BSNL are disclosed separately on the Company’s balance sheet as amounts due to/from related parties.

The balances receivable from and payable to related parties other

	As of March 31,
	2010				2011
	Receivables		Payables		Receivables		Payables
	(Millions of rupees)

DOT (note i)	Rs.	23,517	Rs.	113,910	Rs.	24,394	Rs.	2,655
BSNL (note ii)		15,536		10,269		19,584		17,350
VSNL (note ii)		0		683		0		0
Due from / to Related Parties	Rs.	39,053	Rs.	124,861	Rs.	43,978	Rs.	20,005
Less: Current Portion		15,536		10,269		19,584		20,005
Due from / to Related Parties, non-current portion	Rs.	23,517	Rs.	114,593	Rs.	24,394		0
Due from / to Related Parties - Current
Million of US $ Unaudited		$346		$228		$440		$449
Due from / to Related Parties - Non Current
Million of US $ Unaudited		$523		$2,549		$548		$0

Note i:

The amounts due from the DoT are primarily on account of pre-absorption retirement benefits which are recoverable by MTNL. Such retirement benefits (pre absorption) were calculated at the rates prescribed by DoT (Refer Note 19). Furthermore, amounts recoverable for the General Provident Fund in respect of employee contributions (pre absorption) of Rs.12,781 million (2010: Rs.11,793 million) together with the interest accrued (Refer Note 15) is also included in this balance. Amounts due to the DOT represent license fees and spectrum charges to be paid by MTNL in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime (Refer Notes 2(e) and 4).

Note ii:

Amounts due from BSNL represents claims receivables related to interconnect usage charges as per TRAI Regulations and the payables are on account of networking charges for NLD calls. (Refer Note 4).

Management has classified the amounts due from the DoT as non-current on the basis that there are no fixed terms for repayment from these related parties, and while management expects to negotiate settlement of the amounts within the next 12 months, there are no assurances that this will occur.

21.	SHORT TERM BORROWINGS

Short term borrowings of the company comprises of short term loans and working capital loans. The company has refinanced the short term loan to long term loan (refer Note 22). The details of working capital loans are as follows:

	As of March 31,
	2010		2011		2011
	(Millions of Rupees)				(Millions of US $) Unaudited

Short term loans from bank		-		29,800	669
Less: Refinanced as long term (refer Note 22)		-		(29,800)	(669)
Balance		-		-	-

Bank Overdrafts		-		19,217	431

Total	Rs.	-	Rs.	19,217	$431

22.	LONG TERM LOANS

Long-term loan from banks, net of current portion

	As of March 31,
	2010		2011		2011
	(Millions of Rupees)				(Millions of US $) Unaudited
Term loans - Rupee loan
Secured
From Banks		-		55,340	1,242
Less: Current portion of long-term loan		-		-	-

Long-term loan, net of current portion	Rs.	-	Rs.	55,340	$1,242

The Company has been allocated the 3G and BWA spectrum by DoT in Delhi and Mumbai circle in the year 2008.

For MTNL and BSNL, being the state owned companies, one block of each spectrum was reserved for them and has been allotted much ahead from the private operators. The entry fees for these spectrums was discovered, on pan India basis, through an open auction among private telecom operators by DoT. The Company has to match the highest price paid by the private operator in Delhi and Mumbai circle that ended in May 2010 for 3G and June 2010 for BWA. The total price for 3G and BWA spectrum, MTNL has paid Rs.110,980 million to DoT in the year 2010.

Delhi and Mumbai were the most expensive circles for 3G with the bid for Delhi costing Rs.3,3169.30 million and Mumbai Rs.3,2470.70 million against the reserve price of Rs.3,200 million each for both the metros.

Similarly for BWA, Delhi and Mumbai witnesses the highest bids at Rs.2,2410.20 and Rs.2,2929.50 million, respectively. MTNL has already launched 3G mobile services.

The Company has borrowed short term loan from banks to the tune of Rs.30,300 million in June 2010 to finance the liability of this payment. The company has further borrowed a sum of Rs.45,340 million as short term loan from banks to clear the entire liability of spectrum entry fees. The company has restructured these short term loans and repaid to the tune of Rs.20,300 million and some part to the tune of Rs.25,540 million has been converted into long term loans which is taken from PNB and IDBI banks. The long term debt from these banks are secured in nature which have floating first pari passu charge on all fixed & current assets. Subsequent to balance sheet date the company has refinanced the balance short term loans of Rs.29,800 million to long term loans and reclassified it under Long term loans since it is meeting the condition of refinancing as elucidated in FAS 6. All the long term loans that Company is carrying has a moratorium period of 3 years for which the Company is contracted to pay only interest obligations.

23.	EQUITY SHARES

The Company has only one class of capital stock referred to herein as equity shares. Par value of each equity share outstanding as of March 31, 2011 is Rs.10.

Voting
Each holder of equity shares is entitled to one vote.

Dividends
Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval. Dividends payable to equity shareholders are based on the net income available for distribution as reported in MTNL’s unconsolidated financial statements prepared in accordance with Indian GAAP. Dividends are declared and paid in Indian rupees. Net income in accordance with U.S. GAAP may, in certain years, either not be fully available or be additionally available for distribution to equity shareholders.

Under Indian GAAP the accumulated retained earnings available for distribution to equity shareholders, subject to certain restrictions was Rs.98,230 million, Rs.74,700 million and Rs.55,718 million as of March 31, 2009, 2010 and 2011, respectively.

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

Stock options
MTNL has not granted any stock options to any of its employees or to others.

24.	FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

Credit risk
Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2010 and 2011, there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements. To reduce credit risk, MTNL performs ongoing credit evaluation of customers.

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

In addition, a long term loan of Rs.55.34 billion was taken during the 2011 fiscal year to fund 3G and BWA spectrum.

Fair value
The fair value of MTNL’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2011 is Rs.2,259 million as compared to their carrying amount of Rs.2,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2011is Rs.1,158 million as compared to their carrying amount of Rs.1,352 million.

Due to the uncertainties attached to the timing of ultimate realization of restricted assets, it is not practicable to determine their fair values.

25.	Contingencies and commitments

i.	CAPITAL COMMITMENTS

Contractual commitments for capital expenditure pending execution were Rs.4,467 million and Rs.9,515 million as of March 31, 2011 and 2010 respectively. Contractual commitments for capital expenditures are related to purchase of property and equipment.

ii.	GUARANTEES

MTNL has outstanding financial/performance bank guarantees of Rs.951 million and Rs.951 million as of March 31, 2011 and 2010 respectively. The bank guarantees are essentially provided to the Government of India for financial and performance roll out obligations as prescribed in respective license agreements.

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
The Mumbai Unit had applied for amnesty under the Maharashtra Kar Nivaran Yojana, 1999 in respect of the Sales Tax demands of Rs8.10 million (Rs.8.10 million). The application for amnesty towards demands aggregating Rs.2.09 million (Rs.2.09 million) has been accepted. The balance applications relating to demands of Rs.6.02 million (Rs.6.02 million) are under process and are not included under Contingent Liabilities.

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

During the year ended March 31, 2007, based on the judgments issued in the previous years, ITAT has allowed deduction of license fees as tax deductible item for the assessment years 1995-96 and 1996-97 also. Management believes that ITAT following its favorable judgments of earlier years will eventually decide in favor of the Company for the years in dispute and an adverse outcome in respect of the above is not probable. Based on the above stated favorable judgments, the Company has not accrued the tax charge on the license fee in the financial statements. The Company during the year 2006-07 has received interest on deposits paid under protest to the tax authorities and the refunds for the years decided in favor of the Company i.e. 1995-96, 1996-97, 1998-99,1999-00, 2000-01, 2002-03 and 2004-05.  The refunds and the interest thereon have been recognized in the statement of income for the year ended March 31, 2007.

During the year ended March 31, 2008, the Company has received refunds for the years 2002-03 and 2004-05 along with interest which has been duly accounted for in the Company’s books of accounts for the year ended March 31, 2008.

As part of the appeals process, the Company had deposited under protest, amounting to Rs.3,146 million as of March 31, 2009. These deposits have been classified as part of restricted assets on the Company’s consolidated balance sheets.

ii.
The Income Tax authorities have historically disallowed the Company’s claim for a tax holiday under section 80IA of the Indian Income Tax Act, 1961 (Also refer note 18). For assessment years 2001-02 to 2004-05, the income tax authorities have demanded Rs.10,677 million as penalties for the deduction claimed by the Company under section 80IA -Income Tax Act, 1961. The Company is contesting these disputes at various levels of income tax appellate authorities including the ITAT. During the year ended March 31, 2006, the Company’s appeal to determine the applicability of section 80IA has also been admitted by the High Court. Under the Indian laws, High Courts only admit a case, pertaining to income taxes, if there is a ‘question of law’ involved in the litigation and not ‘a question of facts’. Under the Income tax laws no penalty can be levied if there is a ‘question of law’- interpretation involved. The Company has adequately disclosed in its income tax filings its claims under section 80IA and further since its appeal has also been admitted by the High Court, management believes that it is ‘a question of law’ on which no penalty can be levied by the income tax authorities. Also, the ITAT has restored the claim of the Company under section 80IA for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 to the assessing officer.

Subsequent to the year ended March 31, 2007, MTNL has received fresh orders from the assessing officer partially allowing the deduction under section 80IA for the assessment years 1998-99, 1999-00, 2000-01 and 2002-03 and received refunds and interest thereon. For claiming full deduction of claim under section 80IA, the Company has filed the appeals to the higher authority. The Company is of the view that the orders in respect of the above years have reached a stage of finality and accordingly the refunds and the interest thereon have been recognized in the statement of income for the year ended March 31, 2007 under tax expense and interest income respectively. However, in respect of other years it is possible that the authorities may take a different view as the same matters are at various stages of appeals or assessment. In view of this, the Company has not recognized the benefit of tax deduction under section 80IA for these years until a finality is reached on the subject matter.

During the year ended March 31, 2008, the Company received refunds from Income Tax Authority in respect of penalty levied for the years 1995-96, 1996-97, 2000-01 and 2001-02. These penalties pertain to the claims made by the Company under section 80IA of India Income Tax Act. The penalty amount has been refunded by the Income tax department along with interest thereon which has duly been accounted for in the statement of Income for the year ended March 31, 2008.

During the year 2008-09, the Assessing Officer allowed partial refund in respect of deduction under section 80IA for Assessment years 2001-02 and 2003-04.

During the 2009-10 fiscal year, the Honorable ITAT allowed deduction under section 80IA for six assessment years (1998-99, 1999-00, 2000-01, 2001-02, 2002-03 and 2005-06) to exempt up to 75% of the income the Company earned from services.   The Income Tax authorities has refunded the tax amount Rs.2,819 million (including interest of Rs.1,361.84) for assessment year 1998-99 and rest of the years are in progress. The Company filed further appeal during the years 2010-11, in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL, which is similarly situated.

During the 2011 fiscal year, the Income Tax Authorities have refunded the tax amount of Rs.13,766 million (including interest of Rs.7,310 million) for assessment years 1998-99, 1999-2000, 2000-2001, 2001-02 and 2002-03.  We have filed a further appeal during the 2011 fiscal year in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL which is similarly situated.

iii.
General Provident Fund is a scheme applicable to the Company’s employees who have opted for the Government Pension rules. In the absence of any rules available for deposit or such contribution the amounts had been retained by the Company pending notification from the Government.

The CIT had considered the contributions made by the employees towards the General Provident Fund for the year ended March 31, 2001 to 2004, as taxable income of the Company. The amount of additional income tax demanded together with interest amounted to Rs.1,652 million as of March 31, 2005. As a part of the appeals process the Company had deposited Rs.1,306 million as of March 31, 2005 under protest to the tax authorities. These deposits had been classified as part of restricted assets on the Company’s consolidated balance sheets.

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

iv.   During the year 2009-10, the Income Tax department has raised a demand of Income tax for Rs.5,635.72 million treating the Customer deposits as income for the AY 2006-07 because these deposits are subject to reconciliation. The Customer deposit, per se, cannot be treated as income since it is payable to customer at the time of termination of telephone services. On the above appeal is pending before CIT. The Company believes it has a valid defense against these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

(c)	Disputes with BSNL
In accordance with the Inter Connect Usages Regulations, the Company has accounted for interconnection charges payable to BSNL amounting to Rs.6,924 million and Rs.3,627 million for the years ended March 31, 2004 and 2005 respectively (also refer note 5).  However BSNL had raised a bill for the interconnection charges for the calls originating from MTNL’s network and terminating/transiting at/from BSNL amounting to Rs.12,165 million and Rs.8,030 million for the years ended March 31, 2004 and 2005 respectively. The Company’s contention was that the claim was not adequately supported by BSNL and hence not accepted by the Company.

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

During the year ended March 31, 2006, the DoT had constituted a three members committee comprising the Member (Production), Telecommunications, Member (Finance), Telecommunications and Deputy Director General (Business Solution) to resolve the issues relating to networking charges. Based on the recommendations of the Committee described in their minutes dated January 2006, the networking charges payable to BSNL for the years March 31, 2004 and March 31, 2005 have been settled at Rs.14,078 million as against Rs.10,551 million. Further, the Committee has also settled networking charges for the years 2000 to 2003 in the meeting held in January 2006. Accordingly, an amount of Rs.3,809 million (including the incremental charge of Rs.3,527 million for the years 2004 and 2005) has been accounted as networking charges in the statement of operations for the year ended March 31, 2006.

Subsequent to the year end March 31, 2006, meetings have been held between BSNL and MTNL wherein BSNL has raised additional claims for the year up to March 31, 2005 aggregating Rs.2,007 million and claims amounting to Rs.5,670 million for the year ended March 31, 2006 on account of networking and others charges. As against these claim for the year ended March 31, 2006 the Company has accounted Rs.4,040 million for networking charges payable to BSNL.

The Company’s contention is that since all claims relating to networking and other charges for the period upto March 31, 2005 have already been settled in accordance with the minutes of DOT committee held on January 2006 and the claims for the year ended March 31, 2006, are not adequately supported by the BSNL and hence not accepted by the Company. Further, the Company is in the process of discussing/reconciling their claims for the year ended March 31, 2006 with BSNL and may be required to pay an additional amount based on the final settlement, however such payments will not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows. Management believes that an adverse outcome in respect of the above is not probable. Therefore the difference amount of above claims of Rs.3,637 million has been shown as contingent liability. In addition to that  Delhi Unit has accounted for the expenditure on account of telephone bills of service connections raised by BSNL towards MTNL for the period from October 1, 2000 to September 30, 2006 of Rs.98.01 million on the basis of actual reimbursement made for subsequent periods against the disputed claim of Rs.312.72 million, since no details / justifications are received from BSNL in spite of repeated persuasion till date. The balance amount of Rs.214.72 million is shown as contingent liability.

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

During the year ended March 31, 2006, a Committee was set up to examine the amount of LSPC contributions payable by MTNL to DoT. The Committee concluded that an additional amount of Rs.656 million was payable on account of short payment of the LSPC contribution and an amount of Rs.1,738 million is payable on account of interest payable on delayed payment of the LSPC contributions. The Company has accepted the claim of DoT for Rs.656 million and has expensed it in its statement of income for the year ended March 31, 2006. In respect of Rs.1,738 million, the Company has contested the claim from DoT on the contention that MTNL has abided by DoT’s decision at all stages by depositing the amounts as required. In this connection the terms and condition as laid down in Fundamental Rules & Service Rules (FRSR) to the Govt. of India with regard to prior intimation of calculation of contribution of the pension amount has not been communicated to us, and management believes that an adverse outcome in respect of the above is not probable.

During the 2008 fiscal year, the Company raised claims against BSNL for duct charges and TAX usage charges amounting to Rs.515 million and Rs.546 million, respectively.  The Company has not recognized these claims as income in its statement of operations considering the history of other disputed claims with BSNL, that currently there is no separate agreement for these services and that BSNL has not accepted these claims.

During the 2009 fiscal year, the Company raised claims against BSNL for duct charges and tax usage charges amounting to Rs.522.12 million and Rs.1,223.56 million, respectively. The Company has not recognized these claims as income in its statement of operations as BSNL has rebutted such claims.

During the 2010 fiscal year, the Company raised charges on BSNL amounting to Rs.403.17 million for infrastructure and for electricity and other charges amounting to Rs.86.12 million, which BSNL has not rebutted. Management believes that the income claimed will be recoverable from BSNL. Accordingly, these amounts have been recognized as income in the Company’s statement of operations. Further, during the 2010 fiscal year, the Company had raised claims against BSNL for tax usage charges amounting to Rs.700.83 million. The Company has not recognized these claims as income in its statement of operations due to absence of any interconnect agreement with BSNL. During the 2011 fiscal year, the Company increased infrastructure charges to BSNL amounting to Rs.586.65 million and Rs.184.91 million for electricity and other charges, which have not been rebutted by BSNL. No tax usage charges has been billed to BSNL since BSNL has installed its own Trunk Automatic Exchange.

(e)	Others
i.
In 1998, M&N Publication made claims for Rs.5,415 million against the Company. These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of business opportunities. The Company has made claims of Rs.4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator. The Company believes that it has valid defenses to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable. The dispute with M&N Publication(renamed as GETIT Infomediary Pvt. Ltd.) is pending before Justice A.M. Ahmadi, former Chief Justice of India.

ii.
In the year 2004-2005, Alcatel brought claims aggregating to Rs.161.16 million (including interest from 1996 till date on the claims made Rs.119.87 million)   (March 2010 Rs.151.53 million) against the Company. These claims arise out of contract for supply of digital local telephone exchange equipment. These claims include claims for loss of reputation and loss of business opportunity. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iii.
The Company has received claims aggregating Rs. 452.97 (March 2010 Rs.424.11 million) from various  PRM service providers (World Phone, Voice Infotech and ITC). These claims arise from the contract for PRM services, which were started in the year 1999-2000. MTNL has not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers. The claim includes Rs.119 million towards loss of profit and wasteful expenditure incurred by the parties. The Company believes it has a valid defense against these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

iv.
The Company has received claims from CMC limited aggregating to Rs.692.97 (March 2010 Rs.644.88) million.  These claims arise out of usage of leased circuits for which MTNL has charged them rental for CUG services as per the revised tariff plan which is disputed by CMC Limited. These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs.220 million..  The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

v.
Dispute with Reliance Infocom(UASL operator): The Company has received a claim of Rs.3,652 million (including interest) from Reliance infocom. The case dates back to the year March 31, 2005, MTNL noticed that a very large number of calls were received from certain levels of another operator’s network. On further investigation/analysis, it came to the Company’s notice that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered by the other operator. MTNL raised a demand on the other operator based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004. The other operator has disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi. In the year ended March 31, 2005 during the course of the hearings, the honorable High Court directed the other operator to pay Rs.2,368 million to MTNL. During the year ended March 31, 2006, the other operator under directions from the High Court has further deposited Rs.1,040 million with MTNL. The petition filed by UASL Operator before Hon’ble High Court, Delhi is dismissed as withdrawn with a liberty to the UASL operator to take steps in accordance with the Law.  The matter is presently pending with the Hon’ble Court/TDSAT. Management believes that the company has strong defense and amount received from Reliance infocom will not be repaid.

vi.
The Company has received claims aggregating Rs.187.03 million (March 2010 Rs.150.25 million) From M/s Haryana Telecom for dispute in respect of reduction of notified rates for supply of PIJF cables to MTNL against DoT T.E. No. 14-21/94-MMT(MMS) dated November 30, 1994 opened on January 24,1995. The claim of the claimant is of Rs.3,61,99,154/-with interest at 24% from June 1997 till date of payment. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

vii.
The DOT has given commitment via GOI Ministry of Communication and IT department of Telecom via letter  no 40-29/2002-Pen(T), dated August 29, 2002, that it has been agreed in principal that payment of pensionaries benefits including the family pension to the government employees absorbed in MTNL and who have opted for government scheme of pension shall be paid by the government. The exact modalities in this regard are being worked out by the department of pension and pensioner welfare. Pending decision of modalities of liability payable to DoT towards pension contribution on MTNL, so as to have a prudent method, on conservative basis , MTNL has opted the method of valuation as per AS 15(Revised) through actuarial valuation for defined benefit plan of central government pension scheme and the provision for Rs.66,544.40 million as on March 31, 2011 is kept separately in the books under Note 19(iii).  Pending final decision of the issue the above liability is subject to modalities to be finalized by DoT and may vary. However, on conservative basis though the liability will not attract clause (b) of section 43B of Indian Income Tax Act, 1961 contingent liability to the extent of Rs.21,836 million is created.

viii.
Additionally, the Company is also involved in law suits and claims amounting to Rs.10,864 million pending at various authorities in respect of service tax, sales tax, lease disputes and other matters which arise in the ordinary course of the business. Management believes that the Company has a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows.

(f)	Summary of above litigations

The following table summarizes the potential exposure of the Company of March 31, 2011 with respect to above stated pending litigations in the event the same is settled against the Company:

	Also refer note	As of March 31,
		2011		2011
		(Millions of Rupees)		(Millions of US$ Unaudited)
Dispute relating to customer deposits	25(iii)(b)(iv)		5,636	127
Dispute relating to disallowance of 80IA deduction	25(iii)(b)(ii)		4,138	93
Disputes with BSNL	25(iii)(c)		3,852	86
Disputes with DOT	25(iii)(d)		1,738	39
Arbitration dispute with M & N Publications	25(iii)(e)(i)		5,415	122
Arbitration dispute ith Alcatel	25(iii)(e)(ii)		161	4
PRM Services	25(iii)(e)(iii)		453	10
CMC Services	25(iii)(e)(iv)		693	16
Reliance Infocom	25(iii)(e)(v)		3,653	82
M/s Haryana Telecom	25(iii)(e)(vi)		187	4
Pension liabilities	25(iii)(e)(vii)		21,836	490
Other lawsuits and claims	25(iii)(e)(viii)		10,864	244
Total		Rs.	58,625	$1,316

26.	SEGMENTAL INFORMATION

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

During the year ended March 31, 2006, the Company has started operations in Mauritius. However, as the operations are insignificant as compared to the overall business of the Company, the same have not been considered for separate segment disclosure. During the years ended March 31, 2009, 2010, and 2011, no single customer has contributed for revenue in excess of 10% of total revenue.

MTNL’s operating segment information for the years ended March 31, 2009, 2010 and 2011 are as follows. The table gives the amounts reviewed by the CODM reconciled to the consolidated U.S. GAAP financial statements.

The amounts reviewed by the CODM are based on internal accounting policies of the Company which are different from U.S. GAAP.

	Basic	Cellular	Unallocated (Corporate)	Elimina-tion	Total	Reconciling Adjustments	Consolidated Totals	(Millions of US $) Unaudited
	(Millions of Rupees)
For the year ended March 31, 2011
Revenue — External customers	30,473	6,267	-	-	36,740	39	36,778	826
Revenue — Inter-segment	263	184	-	(447)	-	-	-	0
Total Revenues	30,736	6,451	-	(447)	36,740	39	36,778	826
Operating income / (loss)	(18,644)	(3,840)	(3,390)	-	(25,874)	(3,060)	(28,934)	(650)
Interest income/ (expense), net	80	9	(2,693)	-	(2,604)	6,799	4,195	94
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	15	15	0
Non Operating income, net	665	(27)	92	-	729	374	1,103	25
Net income / (loss)	(17,899)	(3,858)	(5,991)	-	(27,748)	4,113	(23,635)	(531)
Segment assets	128,181	77,478	72,940	-	278,599	(33,550)	245,049	5,502
Depreciation and amortization	6,375	4,697	3,030	-	14,101	1,104	15,205	341
Capital expenditures for long-lived assets	11,495	1,853	(777)	-	12,571	-	12,571	282

For the year ended March 31, 2010
Revenue — External customers	29,610	6,951	-	-	36,561	(1,048)	35,513	797
Revenue — Inter-segment	426	107	-	(533)	-	-	-	0
Total Revenues	30,036	7,058	-	(533)	36,561	(1,048)	35,513	797
Operating income / (loss)	(37,854)	172	(9,944)	-	(47,626)	3,156	(44,471)	-998
Interest income/ (expense), net	3,917	11	8,815	-	12,743	(6,341)	6,402	144
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	5	5	5	11	0
Non Operating income, net	525	165	5	-	694	9	704	16
Net income / (loss)	(33,412)	347	(1,124)	-	(34,189)	(3,176)	(37,365)	-839
Segment assets	120,087	18,736	204,161	-	342,985	(29,278)	313,707	7043
Depreciation and amortization	6,308	1,106	10,182	-	17,595	(2,836)	14,759	331
Capital expenditures for long-lived assets	5,095	5,955	897	-	11,947	-	11,947	268

For the year ended March 31, 2009 Restated ( Note 3)
Revenue — External customers	36,299	8,261	-	-	44,560	(2,723)	41,837	939
Revenue — Inter-segment	623	210	-	(834)	-	-	-	0
Total Revenues	36,923	8,471	-	(834)	44,560	(2,723)	41,837	939
Operating income / (loss)	(6,736)	1,573	380	-	(4,784)	(5,360)	(10,144)	-228
Interest income/ (expense), net	4,724	2	1,925	-	6,651	2,542	9,194	206
Equity in earnings/(losses) of associated companies, net of taxes	422	219	129	-	770	(1)	769	17
Non Operating income, net	-	-	-	-	-	(8)	(8)	0
Net income / (loss)	422	219	129	-	770	(1)	768	17
Segment assets	(1,590)	1,794	2,434	-	2,638	(2,819)	(181)	-4
Depreciation and amortization	123,723	13,467	91,602	-	228,792	114,940	343,732	7717
Capital expenditures for long-lived assets	6,191	793	5	-	6,988	5,302	12,291	276

For the year ended March 31, 2008
Revenue — External customers	38,787	8,438	-	-	47,225	(2,520)	44,705	1004
Revenue — Inter-segment	1,172	384	-	(1,556)	-	-	-	0
Total Revenues	39,959	8,822	-	(1,556)	47,225	(2,520)	44,705	1004
Operating income / (loss)	(636)	2,121	(1,214)	-	270	(1,794)	(1,524)	-34
Interest income/ (expense), net	739	25	3,346	-	4,110	6	4,115	92
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	(1)	(1)	0
Non Operating income, net	2,451	182	(696)	-	1,937	(1,391)	546	12
Net income / (loss)	2,554	2,327	1,435	-	6,316	(3,979)	2,337	52
Segment assets	119,660	12,747	82,058	-	214,464	(20,918)	193,546	4345
Depreciation and amortization	6,354	681	5	-	7,041	1,268	8,309	187
Capital expenditures for long-lived assets	5,912	3,269	2		9,182	-	9,182	206

There are material differences between segment information internally reviewed, by the CODM, and consolidated financial statements prepared under U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for:

•	Revenue recognition.
•	Employee benefits - Accounting for gratuity and pension obligations; accounting for leave pay obligations and curtailment benefits arising from voluntary retirement scheme under U.S. GAAP.
•	Property, plant and equipment - Useful lives of assets, foreign exchange capitalized, interest capitalized and leases, and
•	Deferred taxes - Accounting for deferred taxes under U.S. GAAP.

More specifically, the reconciling items relate to the following:

•
The reconciling items pertaining to revenues amounted to Rs.2,723 million, Rs.1,048 million and Rs.39 million for the years ended March 31, 2009, 2010 and 2011. These reconciling items primarily pertain to non-recognition of revenues under US GAAP (Refer notes 25(iii)(c) and 25(iv)) since the amounts are either disputed or collectibility is not reasonably possible and netting off of commissions from revenues under U.S. GAAP.

•
The reconciling items pertaining to operating income/(loss) amounted to Rs.(5,360) million, Rs.3,156 million and Rs(3,060) million for the years ended March 31, 2009, 2010 and 2011. These reconciling items are mainly attributable to U.S. GAAP adjustments for revenues, cost of revenues and selling general and administrative expenses and reclassification of excess liability written back. The cost of revenues and selling, general and administrative expenses have reconciling items on account of accounting for employee benefits, depreciation, provision for doubtful debts and other adjustments on account of BSNL/DOT (Refer notes 4 and 5) under U.S. GAAP.

•	The reconciling item in respect of non operating income / (loss) primarily pertain to reclassification of excess liability written back from non operating income / (loss) to operating income / (loss).
•
The reconciling adjustments for segment assets pertain primarily to U.S. GAAP adjustments in respect of useful lives of assets, foreign exchange capitalized, interest capitalized and depreciation expense.

27.	SUBSEQUENT EVENTS

Post balance sheet date the Company has refinanced the short term loans in the amount of Rs.29,800 million to long term loans and reclassified them under long term obligations since it meets the condition of FAS 6.

28.	SIGNIFICANT RISKS AND UNCERTAINTIES

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

However the DoT via letter no. 40-29/2002 -Pen (T) on August 29, 2002 and September 4, 2002 has communicated that the pensionary benefits to the Government employees absorbed in MTNL and who have opted for either the Government Scheme of pension or for prorated pension scheme shall be paid by the Government. However, the terms of the settlement are yet to be finalized. In absence of details with regard to the basis required for determination of the amount payable by the Company, no adjustment has been made in the cost of retirement benefits accrued in these financial statements for the above.

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

e)
Mobile Number Portability(MNP):- On September 23, 2009, the TRAI issued “Telecommunication Mobile Number Portability Regulations (MNP), 2009” which allows subscribers to retain their existing mobile number when they move from one service provider to another service provider on payment of certain charges and on fulfilling certain other conditions.  On August 10, 2010, the DoT permitted the launch of commercial service of Mobile Number Portability (MNP) only to those licensees which are MNP compliant.  On January 11, 2011, MNP services were launched across India, except for Haryana where such services had been launched on November 25, 2010. Management believes that the movement of subscribers from one service provider to another service provider increases competition between the service providers and would act as a catalyst for the service providers to improve their quality of service. This could have a material effect both favorable and adverse on the Company’s business, financial condition and results of operations. As on July 20, 2011, the PORT IN and PORT OUT subscribers for MTNL Delhi and Mumbai are as follows:

MTNL	PORT OUT	PORT IN
Delhi	33,922	8,139
Mumbai	33,276	3,454

f)
The Finance Ministry of India is considering to introduce the GST(Goods & Service Tax) in India converging the Value added tax and Service tax into single tax regime with effect from April 1, 2012. The proposed rates for GST are 12% , 16% and 20%. The prevalent rate for service tax in India, which is levied for various services including telecommunication service, is 10.30%. The proposed rate for GST is higher by 60% of the existing rate. High GST rate for telecom services in India could adversely impact investments that are critical for growth. Under GST regime, States also to tax service but it requires special consideration on the basis of supply rules viz. inter circle or intra circle calls, inter operator transactions, national long distance, roaming transactions, cross border transactions etc. Introduction of GST may also exclude the Power and petroleum product from its ambit resulting the disallowance of input credits as no taxes/levies paid on procurement on these sectors would be recoverable.

g)
In order to simplify the direct tax provision the Government has issued the draft Direct Tax Code Bill, 2009 and which is intended to come in force with effect from April 1, 2012 onwards. Under the existing provisions of the Act, deduction is available to the telecom operators in respect of capital expenditure incurred for obtaining licence to operate telecommunication services (Section 35ABB). The deduction is allowed equally over the period of the licence. There is no specific provision dealing with deductibility of the 3G spectrum fees in Direct Tax Code. Since the company had paid huge amount towards 3G spectrum fees, disallowance of such expenditure may lead to a higher tax rate.

(h)
During fiscal year 2010 central government has issued new indirect tax rules relating to service tax which are called Point of Taxation Rules, 2011(POTR). Under Point of Taxation (PoT) Rules 2011 ‘Telecommunication services’ provided by telecom operators to subscribers have been specifically notified to be taxed as ‘continuous supply of services’ i.e. on periodic billing as per the contract (assuming the billing is done within 14 days of decided milestone) or collection, whichever is earlier. Point of Taxation Rules have preponed the liability to deposit Service tax in case of Post paid connection (for landline, mobile phone, broadband connections) from the month of collection to the month of billing. On an average the impact may be of a month. MTNL would liable to pay Service Tax immediately after raising bills. If payments are not received MTNL would have to bear cash loss due to this change. Further loss of interest on the service tax paid for the interim period from payment of service tax till the date of collection.

(i)
2G spectrum re-pricing by telecom regulator
In February 2011, the TRAI submitted its recommendations on 2G spectrum pricing to the DoT.  It suggested that the telecom companies pay Rs.1,7697.5 million per MHZ for up to 6.2 MHZ and Rs.4,5718.7 million for additional spectrum for Pan-India operations.  The TRAI also recommended that the pay out by telecom companies be calculated on a pro-rata basis of the remaining term of the validity of their respective licenses.  If this recommendation is accepted by the Government, MTNL may incur a financial burden of approximately Rs.8,500 million.