Form 20-F
period 2012-03-31
MAHANAGAR TELEPHONE NIGAM LTD
filed 2012-08-13
CIK 1160262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________________

For the transition period from ______ to _____

Commission file number 333-13944

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

Page

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS			iii
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS			iii
INTRODUCTION			iv
PART I			1
Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		1
Item 3.	KEY INFORMATION		1
	A.	SELECTED FINANCIAL DATA	1
		Selected Financial And Operating Data	1
		Exchange Rates	3
	B.	CAPITALIZATION AND INDEBTEDNESS	4
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
	D.	RISK FACTORS	4
Item 4.	INFORMATION ON THE COMPANY		16
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	16
	B.	BUSINESS OVERVIEW	28
		Legal Proceedings	43
	C.	ORGANIZATIONAL STRUCTURE	47
	D.	PROPERTY, PLANTS AND EQUIPMENT	48
		Telecommunications Regulation In India	52
Item 4A.	UNRESOLVED STAFF COMMENTS		56
Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		57
	A.	OPERATING RESULTS	57
	B.	LIQUIDITY AND CAPITAL RESOURCES	71
	C.	RESEARCH AND DEVELOPMENT	72
	D.	TREND INFORMATION	72
	E.	OFF-BALANCE SHEET ARRANGEMENTS	72
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	72
	G.	SAFE HARBOR	73
Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		73
	A.	DIRECTORS AND SENIOR MANAGEMENT	73
	B.	COMPENSATION	77
	C.	BOARD PRACTICES	78
	D.	EMPLOYEES	78
	E.	SHARE OWNERSHIP	81
Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		81
	A.	MAJOR SHAREHOLDERS	81
	B.	RELATED PARTY TRANSACTIONS	82
	C.	INTERESTS OF EXPERTS AND COUNSEL	84
Item 8.	FINANCIAL INFORMATION		84
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	84
	B.	SIGNIFICANT CHANGES	85
Item 9.	THE OFFER AND LISTING		85
	A.	OFFER AND LISTING DETAILS	85
		Market Price Information	85

i

	B.	PLAN OF DISTRIBUTION	86
	C.	MARKETS	87
		The Indian Securities Market	87
	D.	SELLING SHAREHOLDERS	93
	E.	DILUTION	93
	F.	EXPENSES OF THE ISSUE	93
Item 10.	ADDITIONAL INFORMATION		93
	A.	SHARE CAPITAL	93
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	93
	C.	MATERIAL CONTRACTS	99
	D.	EXCHANGE CONTROLS	100
		Indian Foreign Exchange Controls and Securities Regulations	100
	E.	TAXATION	103
	F.	DIVIDENDS AND PAYING AGENTS	108
	G.	STATEMENT BY EXPERTS	108
	H.	DOCUMENTS ON DISPLAY	108
	I.	SUBSIDIARY INFORMATION	109
Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		109
Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		110
	A.	DEBT SECURITIES	110
	B.	WARRANTS AND RIGHTS	110
	C.	OTHER SECURITIES	110
	D.	AMERICAN DEPOSITARY SHARES	110
PART II			112
Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.		112
Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
	PROCEEDS		112
Item 15.	CONTROLS AND PROCEDURES		112
Item 16.	[RESERVED]		118
Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		118
Item 16B.	CODE OF ETHICS		118
Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		118
Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		119
Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
	PURCHASERS		119
Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		119
Item 16G.	CORPORATE GOVERNANCE		119
Item 16H.	MINE SAFETY DISCLOSURE		121
PART III			122
Item 17.	FINANCIAL STATEMENTS		122
Item 18.	FINANCIAL STATEMENTS		122
Item 19.	EXHIBITS		122
SIGNATURES			123

EXHIBIT INDEX			124
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS			125

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS.

In this Annual Report on Form 20-F, references to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "" or "Rupees"or “Rs.” or "Indian rupees" are to the legal currency of India. The financial information in this report has been prepared in accordance with US GAAP with respect to our consolidated statements of operations, shareholders’ equity and cash flow for the fiscal years ended March 31, 2010, 2011 and 2012, and our balance sheets as of March 31, 2011 and 2012.  Our fiscal year ends on March 31 of each year, so all references to a particular fiscal year are to the year ended March 31 of that year.  The consolidated financial statements, including the notes to those financial statements, are set forth at the end of this report.

For purposes of this report, “we,” “us,” “our,”  “MTNL” or the “Company” refers to Mahanagar Telephone Nigam Limited.

Although we have translated in this report certain Indian rupee amounts into U.S. dollars for convenience, this does not mean that the rupee amounts referred could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all.  All translations from Indian rupees to U.S.dollars with respect to financial data as of March 31, 2012 are based on the noon buying rate in the City of New York for cable transfers in Indian rupees on such date.  The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given.  The noon buying rate on March 31, 2012 was 50.89 per U.S.$1.00.Any discrepancy in any table between totals and sums of the amounts listed may be due to rounding. For more information regarding rates of exchange between the Indian rupee and the U.S. dollar, see Item 3. “Key Information-Selected Financial Information-Exchange Rates” in this report.

Information contained in our website, www.mtnl.net.in, is not a part of this annual report, and no portion of such information is incorporated herein.

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

INTRODUCTION

Mahanagar Telephone Nigam Limited was established by the government of India in 1986 to provide fixed-line and other basic telecommunications services in Delhi and Mumbai.  Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India.  Since then we have taken actions to become a leading telecommunications company in India.  As of March 31, 2012, our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 3.46 million fixed lines in service.  In February 2001, we launched our cellular services using global system for mobile communications or GSM technology in Delhi and Mumbai and, as of March 31, 2012, we had approximately 5.59 million subscribers.  We launched CDMA-based services in 1997 based on limited mobility, and as of March 31, 2012, we had approximately 247,000 limited mobile subscribers in Mumbai and Delhi.  CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference.  We launched broadband services in 2004 and as of March 31, 2012, we had approximately one million broadband subscribers in Mumbai and Delhi.  We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 8.99 million Internet access subscribers as of March 31, 2012. In December 2008, we were the first operator to inaugurate the 3G services in India, with commercial launch in February 2009 in Delhi and in May 2009 in Mumbai.  We also entered into MoU with different enterprises in order to broaden our telecommunication network such as Delhi police, income tax department etc. We are also seeking to monetize some fixed assets by renting out our vacant buildings and land to third party entities. See Item 4. “Information on the Company” in this report.

The government of India owns approximately 56.25% of our equity shares and the Life Insurance Company of India owns approximately 18.81% of equity shares, with the balance of the shares publicly traded on the major stock exchanges in India and as American Depositary Shares on the New York Stock Exchange.  See Item 7A. “Major Shareholders and Related Party Transactions-Major Shareholders” and Item 9C.“The Offer and Listing-Markets” in this report.

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

Our selected financial and operating data included in this report are presented in Indian rupees and are derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP), along with notes thereto, for the fiscal years ended March 31, 2008, 2009, 2010, 2011 and 2012.

The selected statement of operations data and cash flow data for the three years ended March 31, 2012, and the selected balance sheet data as of March 31, 2011and 2012 under US GAAP have been extracted or derived from our consolidated audited US GAAP financial statements which are included elsewhere in this report. The selected statement of operations data and cash flow data for the years ended March 31, 2008 and 2009, and the selected balance sheet data as of March 31, 2008, 2009 and 2010 under US GAAP are derived from our consolidated audited US GAAP financial statements not included in this report.  Our historical results do not necessarily indicate our results expected for any future period.

Consolidated financial statements for the year ended March 31, 2012 have been translated for convenience into U.S. dollars (although we have translated certain rupee amounts in this report into U.S. dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all).  All translations from Indian rupees to dollars with respect to financial data as of March 31, 2012 are based on the noon buying rate in New York City for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York on such date.  The noon buying rate on March 31, 2012 was Rs.50.89 per U.S.$1.00.

Under US GAAP

Statement of Income Data:	Fiscal Years Ended March 31,
	2008	2009 (Restated)	2010	2011	2012	2012
	(Rs. in millions except per share data)					Convenience translation into million of U.S.$ (Unaudited)
Revenues (Rs.)	44,705	41,837	35,513	36,778	33,870	666
Total Cost and expense	(47,027)	(51,981)	(79,983)	(65,348)	(67,808)	(1,332)
Liability for post retirement medical benefits written back	-	-	-	-	-	-
Operating Income	(2,323)	(10,144)	(44,471)	(28,570)	(33,938)	(667)
Other Income/(expense), net	4,661	9,962	7,105	4,935	(7,745)	(152)
Income before Income taxes	2,338	(182)	(37,365)	(23,635)	(41,683)	(819)
Income taxes	121	(1,241)	11,806	(9,276)	(3)	(0)
Equity in (losses) of affiliates	(1)	(8)	5	15	16	0
Net income (Loss) (Rs.)	2,458	(1,431)	(25,554)	(32,896)	(41,670)	(819)
Weighted average equity shares outstanding	630	630	630	630	630	12
EPS - Basic & Diluted	3.90	(2.27)	(40.56)	(52.22)	(66.14)	(1)
Basic and diluted earnings per GDR/ADS	Rs.7.80	Rs.(4.54)	Rs.(81.12)	(110)	(139)	(3)
Dividends paid per equity share	Rs.4.68	Rs.1.17	-	-	-	-
Dividends paid per equity share	$0.12	$0.02	-	-	-	-
Dividends paid per GDR/ADS	Rs.9.37	Rs.2.34	-	-	-	-
Dividends paid per GDR/ADS	$0.23	$0.05	-	-	-	-

Balance Sheet Data:	As at March 31,
	2008	2009 (Restated)	2010	2011	2012	2012
	(Rs. in millions except per share data)					Convenience translation into million of U.S. $ (Unaudited)
Cash and Cash equivalents (Rs.)	1,346	1,419	1,056	1,276	908	18
Investment in bank deposits	32,444	46,725	47,835	459	486	10
Due from Related Parties	25,713	35,435	39,053	44,848	50,864	999
Total Assets	193,547	343,732	313,707	245,049	239,609	4,708
Due to Related Parties	8,118	122,301	124,861	19,837	23,140	455
Long Term Debt	-	-	-	55,340	70,000	1,376
Total Liabilities	105,160	257,512	253,040	217,277	253,507	4,981
Total Shareholder Equity	88,387	86,220	60,667	27,772	(13,898)	(273)
Capital Stock *	12,949	12,949	12,949	12,949	12,949	254

*Includes capital stock and additional paid-in capital

Cash Flow Data:	Fiscal Years Ended March 31,
	2008	2009 (Restated)	2010	2011	2012	2012
	(Rs. in millions except per share data)					Convenience translation into million of U.S.$ (Unaudited)
Net Cash from Operating activities	27,640	130,849	13,158	(112,260)	(14,506)	(285)
Net Cash used in investing activities	(25,006)	(130,037)	(13,521)	37,924	(7,786)	(153)
Net Cash from financing activities	(2,948)	(737)	-	74,557	21,923	431

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

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar would be exchanged based on the noon buying rate in the City of New York for cable transfers of Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal Year Ended March 31,	At end of period	Average rate (1)	High	Low

2008	40.02	40.13	43.05	39.48
2009	50.87	46.32	51.96	39.73
2010	44.95	47.18	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012	53.01	46.86	53.71	44.00
2013 (through July 27, 2012)	55.39	54.32	57.13	50.64

(1)       The average rate is the average of the exchange rates on the last business day of each month during the period

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
January 2012	53.11	49.39
February 2012	49.48	48.65
March 2012	51.38	49.14
April 2012	52.65	50.64
May 2012	56.38	52.50
June 2012	57.13	54.91
July 2012 (through July 27)	56.22	54.30

On July 27, 2012, the noon buying rate was Rs.55.39= U.S.$1.00.

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

The market for our basic services is limited to Mumbai and Delhi.  Tata Teleservices Limited, Reliance Communication Limited, Bharti Airtel Limited, Idea Cellular and Vodafone Essar are currently competing with us in those markets for basic services.  All of these companies already have significant telecommunications infrastructure in Delhi and Mumbai, including, with respect to Tata Teleservices and Reliance Infocomm, low-cost CDMA mobile and fixed wireless technology.  The teledensity (the number of telephone connections per capita) in Delhi and Mumbai has crossed more than 100%  at the fiscal year ended March 31, 2012  which indicates the restricted growth for the companies having  telecom operations in these cities. The Telecom Regulatory Authority of India (TRAI) issued “Telecommunication Mobile Number Portability Regulations (MNP), 2009” which was implemented in January 2011 in our license areas and make migration between service providers easier, thus increasing competition between the service providers and adding pressure on service providers to retain customers. We are particularly vulnerable to losing market share if these or other operators aggressively target our largest subscribers.  Some of our largest customers have already migrated to other basic service operators. For more details please refer to Item 4B.“Business Overview – Mobile Number Portability” in this report.

Income from basic services are the main component of our revenue which was approximately 80% of total revenue. The Indian telecom industry is witnessing the migration of subscribers from basic services to mobile services where we hold a smaller share in the total market for mobile services.

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

Amid stiff competition from private operators, in the year 2009, we shifted the billing pattern from per minute to per second basis. Morever, Telecom Regulatory Authority of India or TRAI has made it mandatory for service providers to provide at least one plan in their postpaid and prepaid offerings with "per second" billing. To make this compulsory, on April 20, 2012,the TRAI has made amendments in the Telecommunication Tariff Order. After this amendment it has become mandatory for us to offer in each service area at least one tariff plan each for both postpaid and prepaid subscriber with a uniform pulse rate of 'one second'. This may significantly impact our revenues.

Increased competition has kept and is likely to continue to keep downward pressure on prices and has required and is likely to continue to require us to increase our capital investment to improve and expand our services and to keep current with technological changes. Further, the restriction on our ability to provide basic services outside Mumbai and Delhi inhibit us in competing with companies with a Pan-India presence. These developments, in turn, have had and may continue to have a negative impact on our financial results.  See Item 4B. “Business Overview -Competition.”

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

We sustained net losses of Rs.41,670 million for the 2012 fiscal year and Rs.32,895 million for the 2011 fiscal year. These losses are attributable to large staff costs due to provision of actuarial valued based pension benefits to absorbed employees pending finalization of modalities of payment by the Government as assured in the 2002 fiscal year, and increases in the cost of revenues and selling, general and administrative expenses in case of cellular services, amortization of 3G & BWA spectrum and interest cost from recent incurrence of indebtedness during those fiscal periods as well as increased employee benefits due to pay revisions.  See Item 5A. “Operating Results” in this report.

We do not plan to pay any dividend for fiscal year 2012

By reason of financial losses sustained for the 2012 fiscal year and continuing losses for the first quarter of the 2013 fiscal year, our Board has recommended that we do not pay any dividend for the 2012 fiscal year.  Although we did not pay any dividends for the prior three fiscal years, previously we had paid dividends at the rate of Rs.1 per equity share for the 2009 fiscal year and of Rs.4 per equity share for the three fiscal years prior thereto.  There is no assurance that we will resume payment of dividends on our equity shares in the near future.

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

We have significant amounts due from related parties and our inability to collect them or change the terms of our arrangements with our related parties could adversely affect our revenues and profitability.  See Notes 4 and 20 to our consolidated financial statements and Item 7B. “Related Party Transactions” and Item 4B. “Business Overview - Legal Proceedings” in this report.

Since we and BSNL have been incurring heavy losses for past couple of years,  the DoT is attempting to synergize our operations  with BSNL without a merger. The DoT has set up a committee under the chairmanship of DoT Secretary R. Chandraskehar to oversee the required policy decisions and institutional framework for an alliance. However, the merger with BSNL, which was long overdue by DoT,  has been put on hold now by DoT because of various issues. The synergy would allow us to cut costs. It would also allow subscribers of both the companies to roam freely on each other's network, with the exception of interconnect charges.  DoT is also exploring the synergy among other firms including ITI, CDOT and TCIL with BSNL and MTNL.  We cannot assess the likelihood of such a transaction, or the impact of such a transaction on our business or the value of our shares or ADSs.

We do not have title to property, and we cannot sell our properties without payment of stamp duties and registering properties in our name.

In 1987, the assets and properties of the DoT located in Delhi and Mumbai were transferred to us by an order of the government of India (the Government) and a deed of sale was executed by the Government in our favor representing an irrevocable transfer.  Indian law generally requires that to perfect the transfer or lease of real property, the transfer should be evidenced by a formal, duly stamped deed of transfer and registered with the Central Land Registrar within a specified period after the execution of the deed of transfer or lease. A formal transfer deed for real property of the DoT, transferred by the Government to us has been executed but has not been registered with the appropriate municipal authorities.  The formal transfer deed and physical delivery of possession of the DoT’s non-real estate assets has resulted in the transfer of such non-real estate assets of the DoT to us in Delhi and Mumbai.  See Item 4D. “Property, Plants and Equipment-Properties” in this report.

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate.  We may be liable for stamp duty, if any, upon registration (other than with respect to the DoT properties acquired from the Government as of March 30, 1987). All liabilities for stamp duties in respect of the DoT properties acquired by us from the Government as of March 30, 1987 are to be borne by the Government.  We have been advised by our counsel that, although we have valid possession (including the risks and rewards of ownership) and title to all of our property, we need to have certain documents relating to transfer or lease of real property duly registered and stamped to enable us to perfect and thereby acquire marketable title to real property in our possession.  Accordingly, we cannot sell our properties without payment of stamp duties and registering the properties in our name.  In preparing these consolidated financial statements, we have capitalized provision for stamp duty based on its best estimate amounting to Rs.63 million and Rs.89 million as of March 31, 2011 and 2012, respectively. We do not intend to sell any of these properties. In terms of our Articles of Association, we must obtain prior approval from the President of India in respect of any sale or disposal of any land or building costing more than Rs.1 million.

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

As we are incorporated in India, U.S. investors should be aware that there are differences in the governance standards and shareholder rights for a company incorporated in the United States and those applicable to a foreign issuer such as us.  Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act), Sarbanes-Oxley Act of 2002, U.S. Securities and Exchange Commission (SEC) or New York Stock Exchange (NYSE) rules or regulations, Securities and Exchange Board of India (SEBI) rules, and Indian stock market listing regulations create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.  See Item 16G. “Corporate Governance” in this report.

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

As of March 31, 2012, management had concluded that our internal controls over periodic reporting were not effective by reason of certain material weaknesses, particularly as to reconciliation of subscriber deposits, accounting for related party transactions, Broadband operations and information technology controls.  These deficiencies could result in misstatements in reporting in those areas.  We had undertaken and completed certain initiatives and remedial action in those areas during the 2012 fiscal year and are continuing such remedial action.  See Item 15. “Controls and Procedures” in this report.

Risk relating to high interest cost

During the current fiscal year, we have raised the long term loans and working capital loan to retire the short term loan obligations and to meet the other liabilities for current operations (see Notes 21 and 22 of the notes to our consolidated financial statements in this report). We are also in process of raising additional debt in the near future which may result in severe interest obligations. Our interest rates on long term debt are floating in nature which are determined by lending banks at base rate plus spread. Any upward movement in base rate by the lending bank, in order to check the buoyant inflation trend in Indian economy, may increase our borrowing cost and may hurt our financial results.

Re-farming of the spectrum on the basis of recommendation by TRAI may have huge cost to us

The TRAI in its recommendation on “Spectrum Management and Licensing  Framework” dated May 11, 2010, had recommended that all future  licences should be Unified Licences and that spectrum be delinked from  the licence. Presently in India, there is a service specific licensing regime in  the sense that apart from access service licence, there are separate  licences for different telecom services viz NLD, ILD, VSAT, IP-1, ISP,  GMPCS, PMRTS etc. For each type of telecom services the  service providers are required to obtain separate licences. There shall be three levels of Unified Licence: National level, Service area level and District level. The Applicant Company can  apply either for National level Unified Licence or Service area level  Unified Licence or District level Unified Licence. Only Service level Unified Licence will be given for Metro areas of Delhi, Mumbai and Kolkata. One time non refundable Entry Fee for Unified Licence  shall be (a) Rs.15 crore for  National level Unified Licence; (b) Rs.1 crore for each Service area level Unified Licence except for Jammu & Kashmir and North East Service areas where Entry fee will be Rs.50 lakh each, and (c) Rs.10 lakh for each District level Unified Licence. Upon the Unified Licence coming into effect, all the existing licences issued under Section 4 of the Indian Telegraph Act 1885 shall stand  automatically converted to the Unified Licence with same validity period and with no extra cost. After delinking the licence from spectrum, a company has to go for re-farming of the spectrum by an auction process. The re-farming is likely to impact our financial results owing to an increase in network operating expenditure. It would lead to significant cash outflow due to amount payable for the spectrum at auction discovered price and cost of additional capex and opex for re-alignment of spectrum.

Abolishment of roaming charges by the Government of India in New Telecom Policy 2012 may decrease our revenues in future.

The Government of India has approved New Telecom Policy, 2012 on May 31, 2012 which aims to do away with roaming charges. The customer will use the services without paying any extra charges while in domestic roaming. In India, roaming charges account for nearly 10 per cent of the companies’ revenues. Abolishment of roaming charges may impact the companies’ revenues to a large extent in future. However, we believe that in the long run, as usage will increase with no roaming charges, it might offset the revenue loss caused to us from the loss of roaming revenues.

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

In 2010, major tax changes were made to the Indian tax codes upon introduction of Direct Tax Code 2010 (DTC) by Government of India, replacing much of the current income tax laws.  Although, the Government has not yet notified the date of its implementation, however, upon coming into effect, the Government would be able to withdraw tax benefits, reduce incentives, change tax rates, impose additional taxes and otherwise revise the tax structure.  The DTC could result in additional tax liabilities and costs, thereby affect our future net income. The Goods and Services Tax (GST) will impose a new indirect tax regime upon coming into operation.  The GST is like a value-added tax on goods and services levied at each point of sale or provision of service, in which at the time of sale of goods or provision of service the seller or service provider may claim the input credit of tax which it has paid while purchasing the goods or procuring the services.  The GST will replace the sales tax and similar taxes.  The implementation of the GST could result in additional costs to us and also could adversely impact our future revenues.

During the 2011 fiscal year, the central government issued new indirect tax rules relating to service tax which are called Point of Taxation Rules, 2011(POTR). Under Point of Taxation (PoT) Rules 2011 ‘Telecommunication services’ provided by telecom operators to subscribers have been specifically notified to be taxed as ‘continuous supply of services’ i.e. on periodic billing as per the contract (assuming the billing is done within 14 days of decided milestone) or collection, whichever is earlier. The POTR have preponed the liability to deposit Service tax in case of post-paid connection (for landline, mobile phone, broadband connections) from the month of collection to the month of billing. On an average the impact may be of a month. We shall be liable to pay the service Tax immediately after issuing bills. If payments are not received, we will have to incur the cash loss due to this change. Further loss of interest on the service tax paid for the interim period from payment of service tax till the date of collection. The government of India has introduced the concept of ‘Negative list’ in the union budget 2012 wherein all services shall come under the ambit of service tax except those which have been listed in the ‘Negative list’. As a result, the cost of the services shall become more costly due to expansion of service tax net coupled with enhancement of service tax rate from 10% to 12% from April 1, 2012.

Withholding of income tax deductions claimed by us and demands raised by Income Tax department can adversely impact our financial condition.

We have made various tax refunds claims in view of the tax holidays available under section 80IA of Income Tax Act, 1961. We have received claims to the extent of 75% of our claims, however, 25% of the claims are still pending with Honorable High Court. The Income tax department has also raised various demands on us and our subsidiaries in respect of customers deposits etc. The payment of demands and refusal of our claims may adversely affect our financial condition. For information about legal disputes, see Item 4-“Business Overview - Legal Proceedings”.

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

Holders of ADSs as well as our shareholders located outside India are subject to currency fluctuation risks and convertibility risks, as our equity shares are quoted in Indian rupees on the Indian stock exchanges on which they are listed.  These fluctuations will affect the dollar equivalent of the rupee price of our equity shares on the Indian Stock Exchanges and, as a result, the price of the ADSs in the United States.  Dividends on our equity shares will also be paid in Indian rupees, and then converted into U.S. dollars for distribution to ADS holders.  Holders that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each transaction.  In addition, holders that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers.  Holders of Indian rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India.

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

An active, liquid trading market for our ADSs may not be maintained in the long term.  We cannot predict the extent to which an active, liquid public trading market for our ADSs will continue.  If there is no longer any active trading market for our ADSs, or if we fail to meet eligibility requirements, we may be required to delist from the NYSE, which could adversely affect the price of our ADSs and, potentially, our equity shares. In January 2012, the NYSE advised us that the stock price of our ADSs fell below the NYSE continued listing criteria for minimum price of $1.00 per share over a 30 day period and that failure to cure would result in delisting. In March 2012, we cured the minimum price deficiency. However, in June 2012, the NYSE advised us of a new price deficiency. We are considering our options of delisting our ADSs from the NYSE and terminating our SEC reporting, subject to meeting one of the applicable standards. A delisting could reduce the liquidity for the ADSs.  A termination in SEC reporting  would reduce the information about us that we would thereafter file with SEC pursuant to an “information availability” exemption from SEC reporting, and thus available to US investors. Although holders of ADSs are entitled to withdraw the equity shares underlying our ADSs from our depositary at any time, there is no public market for our equity shares in the United States.

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

The government of India holds approximately 56.25% of our outstanding equity shares.  There have been no indications that the current government of India plans to reduce its shareholding in us through a sale of equity.  As a result, this ownership and the right of the government of India to designate directors and officers affects the voting by shareholders and the ability to influence any third party transactions, such as mergers or other business combinations.

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

We were formed as a wholly-owned government of India Company and, on April 1, 1986, assumed responsibility for the control, management and operation of the telecommunications networks in Delhi and Mumbai, two of the largest metropolitan areas in India.  Videsh Sanchar Nigam Limited (VSNL) (now Tata Communications Limited) was established at the same time to provide international telecommunications services and the DoT retained responsibility for providing all other telecommunications services throughout India.  The DoT also assumed regulatory authority over the Indian telecommunications industry.  Simultaneously, the Telecom Commission was established in 1986 as an executive body under the Ministry of Communications to make policy decisions and to accelerate the development of all aspects of the telecommunications sector and the implementation of new telecommunications policies.

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

In December 1991, with a view towards fulfilling its objective of facilitating the rapid introduction of new services and technology, the DoT invited bids from Indian companies with a maximum of 49% foreign ownership for two non-exclusive GSM cellular licenses in each of the cities of Kolkata (formerly called Calcutta), Chennai (formerly called Madras), Delhi and Mumbai.  The private operators commenced cellular services in late 1995.  Beginning in 1995, the DoT also invited tenders and awarded cellular licenses for the regional “circles” established for the purpose of licensing cellular services in the rest of India. In October 1997, we were permitted to provide GSM cellular service in Mumbai and Delhi. We believe that as of March 31, 2012, there were approximately 919 million wireless subscribers in India.

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

In October 2000, the Department of Telecom Services’ local and long distance business was corporatized into a new company named Bharat Sanchar Nigam Limited(BSNL). In Ministry of Communications the Indian government has established an independent Information Technology Department within the Ministry of Communications (now formally known as the Ministry of Communications and Information Technology).  The IT department will, among other things, promote the Internet, e-commerce and knowledge-based industries.  Internet licensing functions will remain with the DoT.  The DoT controls the equity shares in us that are held by the Indian government and appoints all of the directors on our board.  See Item 6A. “Directors and Senior Management” in this report.

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

In November 2003, the DoT issued guidelines for Unified Access Service License (UASL) which cover within a service area both basic telecommunications services and cellular services.  In the Indian context, “basic telecommunications services” or “basic services” include basic fixed-lined access service and a number of other telecommunications services, other than long distance services, cellular service and Internet access.  Basic services also include CDMA-based fixed wireless and mobile services (without roaming).  In August 2005, the DoT clarified that fixed wireless service had the character of limited mobile service and, therefore, was categorized into limited mobile service within the scope of a basic service license.  Now basic service license is not being provided to new operators, only cellular service and UASL are being granted to new entrants.  UASL operators can provide basic services along with mobile services.  The National Broadband Policy, 2004 had the target of 20 million broadband connections by the end of year 2010; however, only approximately13.79 million connections were in effect by March 31, 2012.

In December 2005, the licenses of access providers were amended to provide broadband services, including triple play, i.e., voice, video and data.  ISPs can provide Internet Access/Internet content Services where Internet has been defined as a global information system that is logically linked by a globally unique address based on IP or its subsequent enhancement/up gradation.  ISPs cannot provide content services on a managed network (virtual/real) not derived from Internet. We also applied for  migration from ISP License Category ‘B’ to Category ‘A’ service Area All India.

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

Under ISP guidelines, dated August 24, 2007, the Government decided to issue a single license permitting restricted Internet Telephony for the ISPs.  The new licenses are being issued in Category A and Category B, but not in Category C.  Category B service areas were modified into 23 service areas, as defined in the guidelines.  Existing ISPs which were granted licenses prior to August 24, 2007 were permitted to migrate to licenses under the guidelines, and without payment of any entry fee, however BG and FBG were to be deposited pursuant to the new license.  Category C ISPs were encouraged to migrate to either Category A or Category B.  The validity period of the new ISP license was extended from 15 years to 20 years.  In addition, licensees having a  net worth of at least Rs.100 crore were eligible to provide Internet Protocol Television (IPTV) service.

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

The auction process for 3G spectrum was completed in September 2010.  The 3G auction price for Delhi was Rs.33,169 million and for Mumbai was Rs.32,471 million, resulting in us paying a total Rs.65,640 million for these two circles.  The BWA auction price for Delhi was Rs.22,410.2 million and for Mumbai was Rs.22,929.5 million, resulting in us paying a total of Rs.45,339.7 million for these two circles. In 2012,our management decided to surrender the BWA spectrum and requested the DOT to refund the  Rs.45,339.7 million along with interest.

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

On May 31, 2012, the government of India has approved New Telecom Policy, 2012 which is a paradigm shift from all existing policies in India. The main features of NTP 2012 are as follows:

•	No timeline for one nation one roaming policy implementation
•	India to emerge as global manufacturing hub for mobile equipment/handsets
•	Liberalization of spectrum - any service in any spectrum is part of the new telecom policy
•	Unified licencing scheme is part of the new policy - de link, licence from spectrum
•	Taking advantage of cloud computing
•	Focus on making India a global telecom hub
•	Convergence of networks, services and devices very important

•	Liberalization of spectrum in any service and any technology
•	Simplification of the licensing regime
•	National mobile number portability scheme
•	Re-farm spectrum and allot alternative frequency bands to current holders/service providers from time to time to make spectrum available for new technologies from time to time

The approximate number of licenses for providing telecom services issued as of March 31, 2012 were:

SUMMARY OF LICENSES
LICENSEES	NO. OF LICENSEES
Basic Licensees	2
CMTS Licensees	37
UAS Licensees	240
NLD Licensees	33
ILD Licensees	27
Total Licenses	339

The table indicates the increased nature of competition among the telecom service providers.  We are making efforts to keep the pace with the industry.

The following chart illustrates the current operational and regulatory structure of India’s telecommunications services industry:

Mahanagar Telephone Nigam Limited

Mahanagar Telephone Nigam Limited was established by the government of India in 1986 to provide fixed-line and other basic telecommunications services in Delhi and Mumbai.  Delhi and Mumbai are two of the largest, most densely populated and wealthiest metropolitan areas in India.  As of March 31, 2012, our fixed-line telecommunications networks in Delhi and Mumbai had an aggregate of approximately 3.46 million fixed lines in service.  In February 2001, we launched our cellular services using global system for mobile communications or GSM technology in Delhi and Mumbai and, as of March 31, 2012 had approximately 5.59 million subscribers.  GSM is the European and Asian standard for digital mobile telephone networks. We launched CDMA-based services in 1997 based on limited mobility, and as of March 31, 2012, had approximately 0.25 million limited mobile subscribers in Mumbai and Delhi.  CDMA is a digital wireless technology that increases network capacity by allowing more than one user to simultaneously occupy a single radio frequency band with reduced interference.  We launched broadband services in 2004, and as of March 31, 2012, we had approximately 1.04 million subscribers for broadband in Mumbai and Delhi. We began providing Internet service in both Delhi and Mumbai in February 1999 and had approximately 8.99 million Internet access subscribers as of March 31, 2012. However with the increase in demand for higher bandwidth more and more subscribers are now switching to broadband. In December 2008, we were the first operator to inaugurate the 3G services in India, with commercial launch in February 2009 in Delhi and in May 2009 in Mumbai,.  All our mobile customers are 3G enabled and can avail broadband services by using 3G enabled devices.

We believe that the size of the markets in Delhi and Mumbai, the economic environment, the Indian government’s ongoing liberalization of the telecommunications industry and the still low level of penetration of Internet/broadband based services in these two cities provide opportunities for future industry growth.

The number of our access lines in service grew at a compound annual growth rate of 7.17% from March 31, 2001 to March 31, 2012  In fiscal year 2012, these lines increased by 3.88%, due to cellular services.  In fiscal year 2012, our network had approximately 4.45 million access lines in service in Delhi and 4.84 million access lines in service in Mumbai.  In addition, our access lines in service per employee increased from 65.98 as of March 31, 2000 to 220.80 as of March 31, 2012.

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

We expect competition to continue to increase in all major sectors of the Indian telecommunications industry, as both government and private-sector companies continue to invest in capacity expansion and seize opportunities to enter new geographical areas and lines of business and also trend towards mobile services from basic services that could favor our competitors.  See “— Business Overview—Competition” below.

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

We are paying license fees to the DoT on Adjusted Gross Revenue (AGR) for providing telecommunication services. The percentage of license fees varies depending on type of license. Revenue earned from basic and mobile services entail 10% license fees whereas revenue earned from NLD, ILD & internet services are subject to 6% license fees. In addition to the license fees, we pay spectrum charges the DoT a percentage of AGR for a license to provide the GSM & CDMA services to customers. The spectrum charges are based on the AGR derived from the GSM & CDMA services and worked out on the basis of agreement with the DoT which varies according to quantity of radio waves or say spectrum by the operator. In February 2010, the DoT had issued orders hiking spectrum usage charges (ranging between 1-2%) for all mobile players (GSM and CDMA) as per the spectrum being held by them. The hike was made applicable from April 1, 2010. The new charges vary between 3-8% depending upon the quantum of airwaves held by the respective operators.

As per TD SAT Orders dated August 30, 2007, several incomes other than operational income need not be counted towards gross revenue for the calculation of License Fees and Revenue Sharing Expenditure may be accounted for on accrual basis instead of actual paid basis as insisted by the DoT.  This method was challenged in Hon’ble Supreme Court by the DoT. The Hon’ble Supreme Court in its subsequent order dated January 11, 2010 in appeal (civil) modified the stay order requiring the respondents to pay the existing rates as per TDSAT Judgment dated August 30, 2007 subject to filing an undertaking by them that deficiency if any, will be made good by them.  However, the stay continued based upon refunds of amounts already paid.  Being government of India Enterprises, both BSNL and MTNL are not party to it. Hence, applicability of the said judgment  to MTNL / was unascertainable.

Subsequently at that point of time, after repeated attempts, we once again  requested the DoT to allow us to calculate AGR as per the TDSAT Judgment to maintain a level playing field and also in consideration of our undertaking to make good any deficiency based on the final decision of the Hon’ble Supreme Court. The DoT was also reminded of our request via letters, dated October 5, 2010 and January 14, 2011. However, the DoT by letter, 17-37/2010/LF dated February 23, 2011, again rejected our plea for revision of License Fees calculation as per TDSAT Judgment. Since we were not an appellant to the TDSAT case, we decided that it is not appropriate to account for the TDSAT impact of license fee in the accounts. However, the case has been discussed with DGP&T, the highest audit authority for government telecom companies in India, to extend the benefit of TDSAT judgment to us as well. The financial implications to us resulting from disallowed income by the DoT for license fees calculation from 2001-02 to March 21, 2011 is approximately Rs.4,265 million. In October 2011, the Hon’ble Supreme Court withheld TDSAT judgment dated August 30, 2007 and allowed the DoT to collect license fee from the operators on revenues earned from non-telecom activities. The Hon’ble Supreme Court said that the DoT's decision on charging a license fee on the gross revenue earned by the companies cannot be questioned. However, the Supreme Court, by declaratory judgment in October 2011, referred to the TDSAT the issue in respect of other operators against whom demands were raised by the DoT to pay license fees “on other income” to consider the entire issue of AGR.  Since we are neither a party in the litigation nor are causing any default on this count, we continued to pay the license fees to the DoT “on other income” as well. In the event if the TDSAT or the Supreme Court take any further review of the subject in the pending cases, the result of the review would be applicable to us.

The TRAI, in its recommendation on “Spectrum Management and Licensing  Framework” dated May 11, 2010, had recommended that all future licenses should be Unified Licenses and that spectrum be delinked from  the licence. Presently in India, there is a service specific licensing regime in  the sense that apart from access service licence, there are separate  licenses for different telecom services viz NLD, ILD, VSAT, IP-1, ISP,  GMPCS, PMRTS etc. For each type of telecom services the  service providers are required to obtain separate licences. There shall be three levels of Unified License: National level, Service area level and District level. The Applicant Company can  apply either for National level Unified License or Service area level Unified License or District level Unified License. Only Service level Unified License will be given for Metro areas of Delhi, Mumbai and Kolkata. One time non refundable Entry Fee for Unified License  shall be (a) Rs.15 crore for  National level Unified License; (b) Rs.1 crore for each Service area level Unified License except for Jammu & Kashmir and North East Service areas where Entry fee will be Rs.50 lakh each, and (c) Rs.10 lakh for each District level Unified License. Upon coming into effect, the Unified License, all the existing licences issued under Section 4 of the Indian Telegraph Act 1885 shall stand  automatically converted to the Unified License with same validity period and with no extra cost. After delinking the licence from spectrum, a company has to go for re-farming of the spectrum by an auction process. The re-farming is likely to impact our financial results owing to an increase in network operating expenditure. It would lead to significant cash outflow due to amount payable for the spectrum at auction discovered price and cost of additional capex and opex for re-alignment of spectrum.

Strategy

Key elements of our strategy include the following:

•
Expand GSM Cellular (2G and 3G) Mobile Services in Delhi and Mumbai.  We launched our cellular services using GSM technology in Delhi and Mumbai in February 2001. We believe that current penetration rates in Mumbai and Delhi remain attractive for expansion of cellular mobile service in both Delhi and Mumbai with high speed internet and high quality video and new generation wireless.

•	3G Services. Our 3G network is HSDPA (High Speed Downlink Access) with download speeds up to 3.6 Mbps. We plan to upgrade our 3G network to supporting download speeds up to 21.1 Mbps.

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

•
Accelerate the pace of expansion of Data/Internet services with up-gradation of technology: We commenced our Internet service provider operations in February 1999 with an initial network capacity to support up to 5,000 subscribers in each of Delhi and Mumbai. We experienced significant demand for this service and have since expanded our Internet services capacity to support the growing demand in each of Delhi and Mumbai. As of March 31, 2012, we had approximately 8.99 million Internet access users. We introduced broadband technology based on ADSL2+, capable of providing triple play services (video, voice and data) in 2005. This service found huge acceptability with customers and the subscriber base grew rapidly. . We are further expanding our broadband network to provide bandwidth on demand by deployment of ADSL 2+ /  VDSL , MLDN / PON etc. As of March 31, 2012, we had approximately1.04 million broadband users.

•
Further Develop and Modernize our Network: We have always been pioneer in introducing latest technologies in the telecom field and intend to continue to invest in expanding and upgrading our network to improve our quality of service.  With the developments in the Telecom Sector MTNL has transformed itself from telecom voice service provider to a total telecom solution provider. Through expansion and modernization of our network, we seek to improve the capacity of our network, reduce network failure rates, improve call completion rates and decrease average waiting time for new lines as well as support our Broadband/Internet and value-added services.

•
Phasing out of old technology: Telecom is certainly the most active sector/business today. In the telecom sector which is driven by very stiff competition, fast changing technologies and falling prices of the telecom equipments, The investment today in a particular technology becomes outdated tomorrow with an introduction of more promising technology / services / Quality of services.  To survive in the market, every operator has to move with the market forces and to adopt advance technologies/services.  For this following strategy has been adopted:

•
SDH technology is becoming obsolete day by day. Therefore we intend to gradually phase out our TDM networks and to evolve an all IP based converged network(s). At present our access and aggregation network is primarily on SDH technology which is becoming obsolete day by day. Thus, we have decided not to procure STM -4 & 16 further.

•
We have planned to replace our TDM Fixed line switches with NGN / IMS switch in phased manner during 12th Five year plan. Introduction of NGN / IMS based services will not only help us in saving opex, space but also enable us to offer all data / video centric services which are currently enjoyed by Mobile subscribers to  our fixed line subscribers also ultimately leading to convergence of fixed and mobile services.

•
We are also expanding the reach of fiber network near to the customer premises.  Copper is being laid in Greenfield areas or at places where laying of fiber is financially not feasible keeping in view the demand is in the final stages.

•
Enhance Value-added Services: We provide our subscribers with value-added services such as call-waiting, call-forwarding, wake-up calls, absent subscriber service and caller identification at no charge or for a nominal fee.  Tie up has been done with various content providers to provide VAS on WAP, SMS, GPRS and voice portals, as well as news, weather, cricket, astrology, chat, monophonic ring tones, picture manage and logos, PNR alerts, job alerts, commodity and stock status on SMS and Premium SMS services. Polyphonic Ring tone, True tone sing tone, video ring tones, video clip download, video games, Bluetooth games, animated pictures, video download on non-video phones, booking of movies ticket, and e-mail access over GPRS service are also being provided.

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

•
Selectively Target International Opportunities: We plan to selectively target expansion opportunities outside India where we can leverage our expertise and relationships. Our Nepal joint venture, United Telecom Limited, in which we hold a 26.68% equity interest, has commenced wireless in local loop services and provides other services as the first private-sector telecommunications operator in that country.  It had a subscriber base of approximately 610,000 as of December 2011. We have also been awarded licenses to provide basic, mobile and international long distance service in Mauritius, where we operate through a 100%-owned subsidiary.  As of March 31, 2012, we had approximately 124,000 customers in Mauritius.  We are also examining other international opportunities.

•
Focus on Customer Service: In order to strengthen the loyalty of our customers, attract cellular subscribers and improve our competitive position, we have a program to improve customer service and become more responsive to the needs of our subscribers.  We have introduced improved bill collection and payment procedures (including bill payment over the Internet and via credit card), opened Tele-marts at which most subscriber services are available, introduced telephone directories on the Internet and on CD-ROM and implemented a customer service management system.  Our customer service management system enables our staff to provide customers with access to a range of “on-line” services, including registration for new telephone lines, changes of address and issuances of bills, and allows us to monitor complaints from a single point of contact.  We have identified high usage “commercially important persons” and are making all efforts to strengthen our relationship with these subscribers.  We also have strengthened the customer care help lines for all services and posted additional trained staff on these help lines as well as in Sanchar Haats to provide on the spot solutions to all the requirements of our customers.

•
Gainful Utilization of Assets : We are seeking to maximize revenues by gainful utilization of our assets by (i) sharing our passive as well as active infrastructure, such as towers and core capacity and (ii) sharing and developing our real estate.

•
We have significant assets in the form of land and buildings, and of late has been making efforts for renting out the spare space and have also been successful to some extent. With the advancement of technology the space occupied by the equipment is shrinking day by day and more and more space is becoming available for other uses. In a constant effort for generation of additional revenues, we have rented out the space available in different offices/exchange buildings across Delhi and Mumbai. In addition to, we have considerable assets of spare capacity available in the form of installed equipment which we intend to rent out to generate additional revenues .

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

2.
GSM cellular services (including value-added services) in Delhi and Mumbai: In February 2001, we launched our cellular mobile services using GSM technology (the European and Asian standard for digital cellular telephony) in Delhi and Mumbai under the brand name 'Dolphin'.  In 2002, we introduced our prepaid cellular services under the brand name 'Trump'.  As of March 31, 2012, we had approximately 5.5 million GSM cellular subscribers.  We provide national roaming facilities for our GSM cellular customers through the networks of BSNL outside Mumbai and Delhi and have established roaming facilities for our customers in approximately 200 countries.  As of March 31, 2012, we had installed a cellular network with a capacity of approximately 3.0  million lines each in Delhi and Mumbai.

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

Presently, 750,000 lines of 3G capacity have been deployed in each of Delhi and Mumbai. As on March 31, 2012, 762  Nodes B in Delhi and 740 Nodes B in Mumbai were operational. We are now working on the expansion of our 3G network.

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

3.
Broadband and Internet services: We commenced our Internet service operations in February 1999 with initial equipment capacity to support up to 5,000 subscribers in each of Delhi and Mumbai.  We experienced significant demand for this service and have since expanded our Internet services capacity to support the growing demand in each of Delhi and Mumbai.  As of March 31, 2012, we had approximately 1.0 million subscribers in Delhi and Mumbai.

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

We expanded broadband services on a large scale based on the ADSL2+ technology in January 2005.  ADSL means asymmetric digital subscriber loop, a technology that allows combinations of services including voice, data technology and one-way full motion video to be compressed and delivered over existing copper cables.  These high speed data services are in strong demand from large corporate, financial, media, public service and education institutions.  Our broadband customer base grew to 1.04 million as on March 31, 2012 as compared to 940,000 as of March 31, 2011. The installed capacity of broadband ports as of March 31, 2012 was 1.63 million as compared to 1.62 million as of March 31, 2011.

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

Our CDMA mobile service initially offered only limited mobility within Delhi and Mumbai. We have launched roaming facility in Garuda/CDMA in Delhi and Mumbai.  As of March 31, 2012, the capacity of WLL was approximately 550,000 and 540,000 for Delhi and Mumbai, respectively and we had approximately 250,000 CDMA mobile connections.

5.
Leased line service:  We provide point-to-point leased line services for local, domestic long distance and international connectivity.  Subscribers can use our leased lines to assemble their own private networks between offices within Delhi and Mumbai or together with BSNL, between Delhi and Mumbai and to other Indian cities.  Leased line services can be used for voice and data transmission at various bandwidths.  In addition, we earn revenues from leasing circuits to cellular operators in Delhi and Mumbai to interconnect their networks to our network.  As of March 31, 2012, we had approximately 52,000 leased line subscribers compared to approximately 55,000 subscribers as of March 31, 2011.

6.
ISDN services: We provide narrow-band ISDN services that allow subscribers to send high speed data make telephone calls with high quality voice transmission and hold desktop video conferences over a single line.  In the past, the development of independent networks for a variety of services (such as voice, telex, packet-switched data and leased lines) made each of them relatively expensive.  ISDN technology allows a wide range of data services to be made available to the subscriber through a single connection and at a reduced cost.  We believe these high speed data transmission products will help us attract high usage subscribers.  We introduced narrow-band ISDN services in August 1996, and we had approximately 24,500 subscribers to this service as of March 31, 2012.

7.
Public call offices:  Public call offices consist of both manned offices where people can make local, long distance and international calls, and coin operated telephone booths.  As of March 31, 2012, public call offices accounted for 4.60% of our total wire lines in service. The coin-operated public call offices offer only local call service, while the franchised public call offices offer local, domestic long distance and international call services.  We pay a commission to the franchisees amounting to 40% of the tariffs charged by the franchisee on local calls and 20-30% of the tariffs charged by the franchisee on domestic long distance depending on the number of calls per fortnight and international calls.  The franchisees charge the same tariffs we do for these services. With the increase in penetration of telephone services the utility of the PCOs are decreasing  and there is  a continuous decline in their numbers.

8.	Telex and Intelligent Network services: We have introduced Intelligent Network services over our entire network which at present includes:

•          calling card service
•          toll free calling service
•          premium rate “0900” number service
•          televoting service

9.
Data services:  We have set up two Data Centers in Mumbai in collaboration with IIT Bombay which are indigenously development by IIT Bombay. The data centers are located at Worli & CBD Belapur, with a capacity of 100 TB each. These centres currently offer the following services :

•          Dedicated Server Hosting
•          Collocation Services
•          Storage Services
•          Virtual Machines (VM Ware)

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

Capacity Upgrades and Achievements/Recently Introduced Services

We have been focusing on the expansion of existing mobile and broadband services in both Delhi and Mumbai to provide high speed internet, high quality video and new generation wireless services.  Recent additions included:

•
In fiscal year 2008, we commissioned a state of art IP/MPLS core network in Delhi and Mumbai to provide a converged IP network for all services. To take advantage of this IP network and to improve the services we have worked on the expansion of this network in the 2012 fiscal year and deployed around 10 Core + 70 edge & aggregate routers in Delhi and 10 Core + 67 edge & aggregate routers in Mumbai leading to creation of around 50 POPs ( Point of presence) each in  Delhi and Mumbai.

•
To bring optical fiber near/to subscriber’s premises in order to meet the ever increasing bandwidth demand of customers we are adding optical fiber in the access network and are deploying FTTH based on GPON. This will enable us to provide access to this latest technology to our customers with very high bandwidth. We have already commercially launched the data services on FTTH. Voice services on FTTH should be launched soon.

•
The DoT has directed all Service Providers to migrate IPv4 to IPv6 enabled network latest by December 2011. IPv6 migration was a challenging task as we have many legacy networks and equipments for various Line of Business i.e. Broadband, Wireless, Leased Circuit etc. Accepting this challenge we took proactive steps and successfully achieved the objective.

Services Under Development

We plan to add one million lines in new switching capacity including capacity for WLL and GSM and 40,000 KMs of optical fiber in Delhi and Mumbai during the 2013 fiscal year.  Our other plans include:

3G Network Up gradation:  We are planning to upgrade our 3G network to HSPA+. At present our 3G network is HSDPA with download speeds up to 3.6 Mbps and uploads speed up to 384 Kbps. After up gradation download speed up to 21.1 Mbps and upload speed up to 5.76 Mbps will be supported by the network.

Expansion of GSM / 3G RF network for improvement of network coverage: For meeting immediate networks requirement, we plan to add around  580 Node-Bs & 300 BTSs in Delhi and 350 Nods-Bs & 200 BTSs in Mumbai along with requisite numbers of RNC, BSC and SGSN / GGSN up to 10 Gbps.

Augmentation / Expansion of M/W Backhaul of GSM / 3G Networks: For meeting the augmented Data carrying requirement of 3G network, the M/W backhaul of GSM / 3G networks will be augmented / expanded. The expansion involve deployment of new 100 / 200 Mbps and up gradation of existing 4E1 / 16E1 / SDH TDM M/W links to 100 Mbps Hybrid M/W links capable of up gradation up to 400 Mbps. The proposed up gradation will also enable us to share backhaul with other operators on commercial basis.

Femtocell deployment -For efficient utilization of spectrum and off loading it up to certain extent (as it is a scarce national resource), we plan to deploy Femtocell which is a small cellular base station specially designed for use in residential and small business environments. Femtocell connects to the service providers’ network via broadband (such as DSL or Cable) such that the 3G Wireless Network traffic is carried by Broadband network.

•
MTNL-STPI IT Services Limited: This is a 50:50 Joint Venture between Software Technology Parks of India (STPI) and us. This JV formed in 2006, combines STPI’s experience as an ISP and our track record to offer niche portal services to the Indian community. The JV aims to provide exclusive data center services, messaging services, business application services to the identified sectors of economic activity and thereby also popularizing the .in domain in the networked community across the world.  The JV has also decided to establish green data center of Tier-III standard at Delhi and Hyderabad. MSITS has floated RFP and identified consultant for establishing Green Data Center.

Telecommunications Services in Other Countries

We have been selectively targeting expansion opportunities outside India where we hope to leverage our expertise and relationships in an effort to expand our overseas operations.  Currently we are in the process of exploring the potential in a few Asian and African countries.  United Telecom Limited, a joint venture involving us (26.68%), Telecommunications Consultants India Limited (26.66%), VSNL (now Tata Communications Limited) (26.66%) and Nepal Ventures Private Limited (20%), provides wireless in local loop services as well as basic, mobile, NLD, ILD and data services, as the first private-sector telecommunications operator in Nepal.  As of April 2012, the customer base was approximately 610,000.  Through our Mauritius subsidiary, Mahanagar Telephone Mauritius Limited (MTML), we provide basic and international long distance service as well as mobile services in Mauritius and have begun to offer fixed wireless services, mobile services, international long distance services and Internet services and have approximately 124,000 customers as at March 31, 2012.  We intend to continue the build out of our network there to provide additional services and are seeking to expand the capacity of the core network.

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

We have adopted a policy not to reduce our basic tariffs and related charges unless in a response to tariff reductions by competitors.  However, since the 1999 tariff order, the TRAI has in several stages significantly reduced tariffs on domestic and international long distance calls. Because we retain the remainder of prices of domestic and international long distance calls originating on our network, net of interconnect charges, by lowering long distance rates the tariff reductions have reduced the revenue we receive per call.  While these rate reductions have been part of a “rebalancing” effort aimed at reducing cross-subsidization between long distance (historically priced at a premium) and local calls (historically subsidized) and at the same time phasing out subsidization of local calls, the negative impact of the long distance rate reductions have to date outweighed any positive impact of other aspects of the tariff rebalancing effort In 2006, we substantially reduced the STD tariff.  We introduced local call charges between Delhi and Mumbai for Basic to WLL(M) of our network. In 2008, we reduced STD tariff as local tariff to MTNL Delhi for our GSM postpaid and prepaid subscribers of the Mumbai service area.  For other locations, the STD pulse rate was increased from 30 seconds to 60 seconds for fixed and CDMA networks and the STD rate for cellular service was reduced from Rs.1.30 to 0.40 and from Rs.1.25 to 0.60 per minute for Mumbai and Delhi.

Since October 2004, we have been continuously reducing ILD tariffs for customers.  We reduced the ILD tariff on a regular basis for our GSM postpaid and prepaid subscribers effective as of January 26, 2011 for Delhi and as of September 29, 2010 for Mumbai. During the 2012 fiscal year we have decided to increase our ILD tariff due to high rate of Carriage charge both for our Basic Subscribers and Mobile Subscribers.

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

MPLS Services (Multi-Protocol Label Switching).  In July 2007, we launched MLPS Service.  MPLS is a backbone for our various IP based services.  Keeping with our policy to introduce modern and latest technologies at affordable rates to our customers, we utilize IP based MPLS technology to offer the most current IP-VPN (Virtual Private Network) services.  MPLS was developed to provide faster data packet movement than traditional IP routing.  This technology enables secure VPN to be built and allows scalability that will make it possible for us to offer assured growth to our customers without having to make significant investments.  We are now geared to provide bandwidth on demand, IPTV, video conferencing, VoIP and many other value added services that could significantly change the way a corporate business operates.

Video Phone Services.  We launched Video Phone Services on a regular basis in April 2008 for the Mumbai service area.

ILD Service.  In June 2008, we received a license to provide international long distance (ILD) service.ILD Service has to be launched within three years from the date of license.  However the DOT has granted extension of one  year to roll outs ILD service on our request.

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

Revenue from equity affiliates

On July 21, 2001, we entered into a joint venture arrangement with Telecommunications Consultants India Limited, VSNL and Nepal Venture Private Limited to form United Telecom Limited (UTL). UTL was formed to provide wireless in local loop (“WLL”) services in Nepal. As of March 31, 2003, we had invested Rs.200 million in UTL in proportion to our 26.7% holding. In 2004, we invested Rs.33 million in UTL in proportion to our 26.7% holding.  In the 2007 fiscal year, we further invested Rs.56 million and during the 2010 fiscal year, we invested Rs.69 million in proportion to our share. Our equity in the profit of the affiliate amounted to Rs.5 million for the 2009 fiscal year. Our equity in the loss of the affiliate amounted to Rs.6 million for the 2010 fiscal year; our equity in the profit of the affiliate amounted to Rs.15 million for the 2011 fiscal year and our equity in the profit of the affiliate amounted to Rs.16 million for the 2012 fiscal year. The carrying value of investment in UTL is Rs.221.86 million and Rs. 251.37 million as of March 31, 2011 and 2012, respectively.

On March 31, 2006, we established MTNL-STPI IT Services Ltd. (hereinafter referred to as “STPI”), a 50-50 joint venture with Software Technology Parks of India, a society registered under the Ministry of Information Technology. The main objective of STPI is to undertake all such activities that are required to make the domain “India in” popular. The STPI data centering Chennai (formerly Madras) will provide services like messaging, web-hosting, application hosting and web-farming application.  STPI is in the process of recruiting its own professional staff from software industry.  As of March 31, 2012, our total investment in STPI was Rs.18.24 million.

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

Interconnection Usage Charges Regulation.  The TRAI established Interconnection Usage Charges (IUC) and Access Deficit Charges (ADC) regimes through “The Telecommunication Interconnection Usage Charges Regulation 2003” (1 of 2003) dated January 24, 2003. These regimes became effective in May 2003. The TRAI has modified these regimes through “The Telecommunication Interconnection Usage Charges Regulation, 2003” (4 of 2003), dated October 29, 2003, which became effective February 2004. The TRAI has subsequently modified these regulations by reason of its emphasis on consistent decline in tariffs to give sustained boost to subscriber growth and teledensity. As the teledensity in India has reached a level of more than 78.66% as of March 2012, the industry has achieved a major requirement of the country in terms of policy objectives.

Through the principal regulations and subsequent amendments a framework was established for initiation, continuance and phasing out of ADC through an elaborate consultative process.  The framework briefly described the ADC regime as a depleting regime that was phased out from October1, 2008 and, from the 2008 fiscal year, any further support required would be from the Universal Service Obligation Fund (USOF).

The latest amendment is IUC Regulation 2009 (2 of 2009) issued by the TRAI on March 9, 2009 and implemented effective from April 1, 2009.The salient features of this Regulation are as follows:

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

In April 2012, the TRAI issued a consultation paper on “Review of Interconnection Usage Charges (IUC)”, and likely will issue new IUC regulations.  Though IUC are not directly related to retail tariff, they play a major role in determining the level of retail tariffs offered by service providers.  A number of factors, like increasing competition, massive growth of subscribers, changes in retail tariff and in the cost of providing service, and adoption of new technologies by the service providers necessitate periodic review of the IUC regimen.

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

We signed the addenda to the interconnect agreement for IN service with Idea Cellular, Reliance Infocomm, Tata Teleservices, Bharti Airtel, Vodafone, Aircel, Unitech, Datacom (now Videocon Telecommunications Ltd) Etislat DB Telecom Private Limited, Sistema Shyam Teleservices Ltd., Quardrant Televentures Ltd (and for UAN services with Tata Teleservices), which enables the subscribers to access the toll free services of the other operators and vice versa.

However, IN agreements with a few private operators for bringing PAN-India calls, originated in their network, to our toll free numbers are yet to be signed as these operators are insisting on carriage charges for such types of calls in addition to the revenue share for IN calls to our toll free numbers.

The TRAI has taken a case regarding the payment of carrying charges in addition to the revenue share with private operators for bringing calls from their service areas outside Delhi and Mumbai.  We have conveyed to the TRAI that the payment of additional carriage charges to any operator is not acceptable to us.

Customers and Customer Service.  We classify our subscribers by use level and estimate that in the last three months of fiscal year 2012, approximately 5.30% of our access lines in service accounted for 40.31% of our call units.  The following table sets forth certain information with respect to our subscribers for the final three months of fiscal year 2012:

	Average number of	Average call units
	subscribers per segment as	per segment as a
Subscriber segments	a percentage of total	percentage of all
(use of pulses on a bi-monthly basis)	Subscribers	metered calls
0-100	49.95	4.15
101-500	34.68	30.66
501-1,000	10.06	24.88
1,001-2,000	4.07	19.48
2,001-5,000	1.06	10.60
Greater than 5,000	0.17	10.23

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

No single subscriber accounted for more than 5% of our revenues in fiscal year 2010, 2011 or 2012. Government of India entities in the aggregate constitute the largest user of our services.  We deal, however, with the various departments and agencies of the government of India as separate subscribers and the provision of services to any one department or agency does not constitute a material part of our revenue.

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

Payment is due within 21 days from the date of issue of the bill.  If the charges are not paid on time, we generally give a reminder by telephone after the due date, cut off all services after 35 days from the date of issue of the bill.  Subscribers with large amounts overdue may have their telecommunications services terminated earlier.  Subscribers are charged a surcharge on amounts overdue after 21 days (with maximum surcharge being Rs.2,000 and a reinstatement fee of Rs.100.The reinstatement fee was eliminated in Delhi as of October 1, 2006.

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

Insurance

We maintain comprehensive insurance for our assets under a single comprehensive policy renewable annually.  The policy is renewed every year.  We do not anticipate having any difficulty in renewing our insurance policies and believe our insurance coverage is reasonable and consistent with industry standards in India.

Competition

One of the primary objectives of the DoT1999 telecom policy was to encourage competition within India’s telecommunications industry.  Accordingly, we have been encountering increased competition in each of our markets as existing and additional service providers actively seek to penetrate these markets through the introduction of high quality products and services.

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

We experience significant competition in the market for GSM cellular services.  As of March 2012, we had approximately 6.79% and 8.12% of the mobile subscribers in Delhi and in Mumbai, respectively.  Our largest competitors in Delhi are Bharti Airtel, Idea Cellular, Vodafone, Reliance, Tata, Aircel and Etisalat DB Telecom.  In Mumbai, our main competitors are Bharti Airtel, Vodafone, Loop Mobile, Idea Cellular, Aircel, Etisalat DB Telecom, Videocon and Uninor.  Cellular operators also face significant competition from rapidly growing CDMA-based mobile services, which are priced considerably lower than GSM cellular services.

In February 1999, we commenced providing our Internet services in Delhi and Mumbai.  The competition among Internet service providers throughout India is intense with approximately 175 licenses for providing Internet services issued as of March 31, 2012.

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

Mobile Number Portability

On September 23, 2009, the TRAI issued “Telecommunication Mobile Number Portability Regulations (MNP), 2009” which allows subscribers to retain their existing mobile number when they move from one service provider to another service provider on payment of certain charges and on fulfilling certain other conditions.  Management believes that the movement of subscribers from one service provider to another service provider increases competition between the service providers and would act as a catalyst for the service providers to improve their quality of service. This could have a material effect both favorable and adverse on our business, financial condition and results of operations. At  March 31, 2012, the total number of porting request were approximately 1.75 million and 1.46 million in Delhi and Mumbai, respectively.

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

The Telecom Commercial Communications Customer Preference Regulations, 2010

On December 1, 2010, the TRAI issued The Telecom Commercial Communications Customer Preference Regulations, 2010, which provide a wide choice to the customer.  The customer may choose the “partially blocked” category among seven categories, i.e., banking/insurance/financial products/credit cards; real estate; education; health; consumer goods and automobiles; communications/broadcast/entertainment/IT; and tourism and leisure.  Telemarketers are required to scrub the data before sending the SMSs/making the calls through their service provider’s network.  In addition, service providers are required to filter the data.  This two-stage screening is designed to stop any unsolicited calls/SMS.  Any defaulting telemarketer will be liable to pay penalties, ranging from Rs.25,000 for the first offense to Rs.250,000 for the sixth offense.  If an access provider is found to have violated these Regulations, it would be liable to pay, by way of financial disincentive, an amount of rupees one lakh for the first violation, Rs.five lakh for the second violation and rupees ten lakh for the third and subsequent violations. The DoT has not yet allocated the numbering resources for telemarketers from fixed line network.  This new numbering system is required to be implemented by all access providers before allocation of resources to telemarketers.  The TRAI will announce the date of implementation once the DoT finalizes the number series for telemarketing resources from fixed line network.

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

During the 2012 fiscal year, the appeals for the claim under section 80IA for the 1998-99, 1999-2000, 2000-01, 2002-03 and 2005-06 assessment years have been admitted by the Hon’ble High Court.  Another appeal for the 2004-05 assessment year under section 80IA claim has been filed before Hon’ble High Court and also been admitted.  All above appeals/cases are now pending for regular hearing before Hon’ble High Court.  During the 2012 fiscal year, Income Tax authorities has refunded Rs.3,507.43 million on account of rectification of refund orders issued for the 1998-99 and 2001-02 assessment years.

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

During the 2011 fiscal year, we increased infrastructure charges to BSNL amounting to Rs.586.65 million and Rs.184.91 million for electricity and other  charges, which have not been rebutted by BSNL. No tax usage charges has been billed to BSNL since BSNL has installed its own Trunk Automatic Exchange.

During the 2012 fiscal year, amounts of Rs.868.65 million and Rs.190.58 million have been accounted for as Infrastructure Usage charges for using our various office building and spaces and for property tax, electricity, water and fuel charges, respectively.

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

License fees payable to the DoT are calculated on the AGR accounted for on accrual basis in respect of both revenue and revenue sharing with all other operators.  As regards the directions of Supreme Court in respect of calculation of License Fees and AGR the matter has been referred back to TDSAT and is pending with regard to the AGR calculations, etc, in cases of other operators where demands had already been raised by the DoT.  However, we are  not a party to the dispute and the AGR is calculated as per License Agreement and in case of BSNL the same is done on netting of receivables and payables by us and the same issue of revenue sharing with BSNL the issue has been taken up with the DoT.  The impact of Rs.1,403.60 million on this account has been shown as contingent liability in the 2012 fiscal year, although there is no demand from the DoT at this stage in view of on-going assessment of license fees paid by us for the 2008 fiscal year and onward as a conservative approach by us.

Other Disputes

In 1998, M&N Publications(now GETIT Informediary Pvt. Ltd.) made claims against us for Rs.5,415 million.  These claims arose out of contracts for the printing of telephone directories for Delhi and Mumbai, and include claims for loss of reputation and loss of business opportunities.  We asserted counterclaims of Rs.4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator.  The last hearing was held in March  2012 when the Arbitrator reserved the matter for award. We believe that we have valid defenses to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

In the 2005 fiscal year, Alcatel brought claims against us aggregating Rs.169.16 million (including interest from 1996 on the claims made of Rs.127.87 million) as of March 31, 2012.  These claims arose out of contracts for supply of digital local telephone exchange equipment, and include claims for loss of reputation and loss of business opportunity.  The claims are pending in arbitration.  The case is at the stage of examination of witnesses and last hearing was held in May 2012. We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

We have received claims aggregating Rs.481.82 million (including interest) as of March 31, 2012 from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arose from the contracts for PRM services, which were started in the 2000 fiscal year.  We had not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers. The claims include Rs.119 million towards loss of profit and wasteful expenditure incurred by the parties. An arbitration award of Rs.112.55 million, plus interest, was made in the World Phone claim, which both we and World Phone appealed to the Delhi High Court.  These appeals are pending. The matter in respect of World Phone case is now listed in the category of “Finals” and shall be taken up at its own turn. In case of M/s Voice Infotech no proceeding happened since March 2007 and also in case of M/s ITC no proceeding took place since July 2006. We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

We have received claims from CMC Limited aggregating Rs.741.07 million (including interest) as of March 31, 2012.  These claims arose out of the usage of leased circuits for which we have charged them rent for CUG services pursuant to the revised tariff plan which is disputed by CMC Limited.  These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs.220 million.  We believe we have a valid defense to these claims and, based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

We have received claims from M/s Haryana Telecom aggregating Rs.196 million (including interest) as of March 31, 2012 for a dispute in respect of reduction of notified rates for supply of PIJF cables to us against DOT T.E. No. 14-21/94-MMT(MMS), which claims also seeks interest at the rate of 24% per annum from June 1997 through the date of payment.  There have not been any proceedings in this case since 2009.  Pleadings in this case are complete and the matter is pending for final argument. We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

Additionally, as of March 31, 2012, we were also involved in other law suits and claims amounting to Rs.8,438 million pending with various authorities regarding service tax, sales tax, lease disputes and other matters which arose in the ordinary course of the business. Management believes that we have valid defenses against these claims and adverse outcomes are unlikely. These lawsuits and claims would not have a material adverse effect upon our results of operations, financial condition and cash flows.

Dispute with Other Operator

We have received a claim of Rs.3,921 million (including interest) from Reliance Infocom.  The case dates back to the 2005 fiscal year when we noticed that a very large number of calls had been received from certain levels of another operator’s network.  On further investigation and analysis, we concluded that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered with by Reliance Infocom.  We raised a demand on Reliance Infocom based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004.  Reliance Infocom disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi.  After hearings, the High Court directed Reliance Infocom to pay Rs.2,368 million to us.  During the 2006 fiscal year, Reliance Infocom under direction from the High Court has further deposited Rs.1,040 million with us.  The petition filed by Reliance Infocom before the High Court was dismissed as withdrawn with a liberty for Reliance Infocom to take steps in accordance with the law.  The matter is presently pending with the Hon’ble Court/TDSAT.  We believe that we have strong defense and we will not have to repay amount received from Reliance Infocom.

Item 4C.  Organizational Structure

We are controlled by the Indian government and are not part of any group.

We have no subsidiaries which are considered “significant subsidiaries”.

Item 4D.  Property, Plants and Equipment

Infrastructure

We believe that we have created one of the most technologically advanced networks in India.  Our network capacity is growing rapidly, and as of March 31, 2012 we had a total capacity of approximately 12.46 million lines.

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

Overview of Our Network

	As of March 31,
	2008	2009	2010	2011	2012
Delhi
Access lines in service (access lines in service) (thousands)	3,181	3,586	3,942	4,190	4,449
Equipped capacity (thousands) (1)	5,135	5,135	5,847	6,347	6,347
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	342	344	342	352	368
Digital lines (thousands) (1)	5,135	5,135	5,847	6,347	6,347
Digitalization rate (4)	100%	100%	100%	100%	100%

Mumbai
Access lines in service (access lines in service) (thousands)	4,028	4,470	4,649	4,753	4,841
Equipped capacity (thousands) (1)	4,734	5,734	6,092	6,544	6,138
Number of exchanges:
TAXs (2)	4	4	4	4	4
Main exchanges and RLUs (3)	210	216	212	222	229
Digital lines (in thousands) (1)	4,734	5,734	6,092	6,544	6,138
Digitalization rate (4)	100%	100%	100%	100%	100%

(1)	Represents lines that are connected to digital switches.

(2)	TAX means trunk automatic exchange, a switch that routes calls to BSNL’s domestic fixed-line network and VSNL’s international gateways.

(3)	RLU means remote line units, which are switches that connect a subscriber to the main exchange.

(4)	Percentage of total equipped capacity that consists of digital lines.

Switching Equipment

All of our exchanges are fully automated and our switching capacity is 100% digital.  As of March 31, 2012, our switching network consisted of 368 nodes in Delhi and 229 nodes in Mumbai.  Each node has a capacity of between 1,000 and 100,000 lines.

As of March 31, 2012, there were 93 main exchanges and 273 remote line units in Delhi and 70 main exchanges and 159 remote line units in Mumbai.  Because one or more main exchanges in each node are connected to one or more main exchanges in every other node, traffic is routed in a “mesh” configuration.  We have also installed high capacity tandem switches in Delhi and Mumbai to more efficiently route traffic between exchanges.  A majority of calls to our main exchanges are now being routed through the tandem switch to another node.  This has resulted in a more integrated network and has reduced the amount of capital expenditure required to install additional capacity in our switching network.

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

We conduct an ongoing program to improve the quality of services offered.  Our principal quality measures are call completion rate and fault rate.  The table below shows the quality improvements over the past five years.  We achieved this primarily by focusing on improvements to our switching network.  Part of our local loop network is comprised of old paper core copper cables, which are a principal cause of network faults.  We are in the process of upgrading and replacing copper access lines and believe that this has had a positive impact on call completion rates and fault rates.

	Year Ended March 31,
	2008	2009	2010	2011	2012

Fault rate/100 (1) Telephones/month:
Delhi	6.5	6.7	7.7	6.4	6.9
Mumbai	9.3	9.1	7.3	8.5	7.0
Call completion rate (2)
Delhi
Local calls	52.8	50.5	53.0	61.4	60.4
Domestic long distance calls	43.5	48.4	48.7	51.1	52.7
Mumbai
Local calls	54.4	53.2	53.9	58.7	59.8
Domestic long distance calls	45.6	48.9	50.7	49.8	53.1

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

Network Modernization

We have historically planned our capital expenditures on five-year programs that are subject to approval by the DoT and the Planning Commission of the Indian government.  The Eleventh five-year plan covering the period from April 1, 2007 to March 31, 2012 has recently been completed. In drafting the  12th Five Year Plan, we have put a major emphasis on expansion and technology up gradation.  Generally, five-year plan investment targets are much higher than actual investment levels.  Additionally, rapid changes in communications technology and customer preferences render detailed investment planning for five years impossible.

Our current estimate for capital expenditures for fiscal year 2013 is Rs.2,004 million; however, based on our experience in past years, we expect that the actual amount of capital expenditures for the year will be less than our estimate.

The following table shows our network-related capital expenditures for the periods indicated:

	(Rs. in million) Year Ended March 31,
	2008	2009	2010	2011	2012
Local switching and access lines (including CDMA)/
Transmission/network modernization/expansion abroad	5,107	5,098	4,955	8,959	775
Information technology	52	817	281	87	137
Land, buildings and vehicles	926	790	889	1,672	363
Build-out of GSM cellular networks	3,239	2,006	5,955	1,853	460
3G and BWA license fees	-	-	110,980	-	-
Total	9,324	8,711	123,060	12,571	1,735

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

Indian law requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate.  Applicable stamp duty has not been paid in respect of any of the properties acquired or leased by us.  Accordingly, we may be liable for stamp duty and related penalties if a deed is executed by us in the future under the applicable rates of stamp duty and penalty payable in the state where the property is located (other than with respect to the DoT properties acquired from the government of India as of March 30, 1987).  All liabilities for stamp duties in respect of the DoT properties acquired by us from the government of India as of March 30, 1987 are to be borne by the government of India.  We have been advised by our counsel that, although we have valid possession (including the risks and rewards of ownership) and title to all of our property, we need to have certain documents relating to transfer or lease of real property duly registered and stamped to enable us to perfect and thereby acquire marketable title to real property in our possession.  In preparing our financial statements, the provision for this stamp duty has been made on a best estimate basis. We have capitalized provision for stamp duty based on our best estimate amounting to Rs.63 million and Rs.89 million as of March 31, 2011 and 2012, respectively.  We do not intend to sell any of these properties but as excess capacity develops we have been searching to rent out the unused space. In terms of our Articles of Association, we must obtain prior approval of the President of India in respect of any sale or disposal of any land or building costing more than Rs.1 million.

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

Standards of Quality of Service Regulations.  In fiscal year 2009, the TRAI issued the Telecommunication the Standards of Quality of Service of Basic Telephone Service (wireline) and Cellular Mobile Telephone Service Regulations, 2009, dated March 20, 2009, and revised the benchmarks for various QOS parameters for these services.  These regulations became effective as of July 1, 2009.

Mobile Number Portability.  In May 2009, the DoT issued instructions regarding requirements to provide Mobile Number Portability (MNP).In September 2009, the TRAI issued “Telecommunication Mobile Number Portability Regulations (MNP), 2009” which allows subscribers to retain their existing mobile number when they move from one service provider to another service provider on payment of certain charges and on fulfilling certain other conditions.  In November 2009, the TRAI issued the Telecommunication Mobile Number Portability Per Port Transaction Charge and Dipping Charge Regulations 2009(9 of 2009).  The DoT decided to implement MNP by January 1, 2011.  We have adhered to the deadline and MNP has been successfully implemented on our network.

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

Revised Spectrum Charges for CDMA and GSM. On February 25, 2010, the DoT revised the Spectrum  Charges for CDMA and GSM Access network of Telecom Service as follows:

Amount of GSM spectrum	Amount of CDMA spectrum	Spectrum charges as a percentage(%) of Adjusted Gross Revenue
Upto 2 x 4.4 MHz	Upto 2 x 5.0 MHz	3%
Upto 2 x 6.2 MHz	Upto 2 x 6.25 MHz	4%
Upto 2 x 8.2 MHz	Upto 2 x 7.5 MHz	5%
Upto 2 x 10.2 MHz	Upto 2 x 10.0 MHz	6%
Upto 2 x 12.2 MHz	Upto 2 x 12.5 MHz	7%
Upto 2 x 15.2 MHz	Upto 2 x 15.0 MHz	8%

Private telecom operators have challenged this order of the DoT in the Honorable TDSAT and obtained stay orders.  The stay is applicable to the operators which approached the tribunal.  We have also requested the DOT to allow us to pay the spectrum charges in accordance with the earlier rates to maintain a level playing field, and are awaiting a response from the DoT.

The TRAI, in its recommendation on Spectrum Management and Licensing Framework, dated May 11, 2010, observed that BSNL and MTNL hold spectrum of 2X12.4 MHz in most service areas. Going by the subscriber figures of both these service providers, it was apparent that the spectrum was being underutilized and as such the TRAI would like the Government to withdraw the spectrum of 2X2.4 MHz from both these providers. However, the DoT responded that the matter is sub-judice.  Stay order has been passed by the Hon’ble Supreme Court consequent to appeal against TDSAT judgment on Petition No. 286 of 2007 and notice to BSNL/ MTNL to surrender excess spectrum by BSNL/ MTNL.

For regulating the telemarketing activities, on December 1, 2010, the TRAI has issued “The Telecom Commercial Communications Customer Preference Regulations, 2010 expressing that all access providers have to allocate telecom resources to registered telemarketers from a specified numbering series for making voice calls.  It was also emphasized that every access provider would ensure that such telecom resources provided to telemarketers for making voice calls do not have the facility for receiving incoming calls and sending SMSs.

Numbering series allocated to us for different service areas for telemarketing (for Basic Service customers) are as under:-

S.No	Name of the license company	Service area	Type of license	Series allocated
1	MTNL	Delhi	CMTS & Basic	140963
2	MTNL	Mumbai	CMTS & Basic	140962

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

To bring more transparency in tariff, the TRAI has issued direction No. 301-26/2003-Eco, dated  May 2, 2005, specifying the formats for publication/ advertisement of tariff for postpaid and prepaid subscribers and has also directed that the website of Telecom service providers shall contain complete details of the tariff plans as well as financial implications for various usage slabs in the specified format and the details shall be included in the tariff brouchers available at retail outlets.  In  exercise of its powers, the TRAI directed all telecom service providers to publish service wise within fifteen days of issue of this direction, all tariff plans for postpaid and prepaid subscribers in the prescribed format at the Customer Care Centres, the point of sale, retail outlets and on the website of telecom access service providers.

Service providers must ensure that the tariff plan published in the prescribed format is updated on the website and the customers care centre of the service providers every time there is any change in any of the  tariff plans and make available in the prescribed format  by 7th day of January April July and October at the points of sale and retail outlets.

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

By amending the Telecommunication Tariff Order in April 2012, the TRAI ordered that every service provider must offer and make available to the consumer at least one top up voucher, of denomination of Rs.10;  also decided to increase the ceiling on processing fee on Top up vouchers to Rs.3 from Rs.2 in respect of Top up vouchers having maximum retail price of Rs.20 and above and to continue with the existing ceiling of Rs.2 in respect of Top up vouchers having maximum retail price of less than Rs.20.

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

•
FDI up to 100% is allowed for the following activities in the telecom sector: ISPs not providing gateways (both for satellite and submarine cables);Infrastructure Providers providing dark fiber (IP Category I); Electronic Mail; and Voice Mail.

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

You should read the following discussion in conjunction with the Item 3A. “Selected Financial and Operating Data, Item 3D. “Risk Factors” and our consolidated financial statements and the related notes, which appear elsewhere in this report.  Our consolidated financial statements have been prepared in accordance with US GAAP. Our fiscal year ends March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of that year.

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

•	continued consolidation in the industry;

•	further rate reductions as a result of intensifying competition or tariff reductions;

•	new interconnect agreements with private operators;

•	license fee revisions, including revisions that may be applied retrospectively;

•	one time charges towards 3G spectrum and BWA spectrum amounting to Rs.110,980 million paid during the 2011 fiscal year;

•	further expansion and penetration of broadband;

•	benefits of our new International Long Distance License obtained in July 2008;

•	possible direct or reverse merger with BSNL;

•	the implementation of voluntary retirement schemes for our employees; and

•	further regulatory changes.

Our future results of operations are also likely to be affected by macroeconomic trends such as the rate of growth of the Indian economy, particularly in Delhi and Mumbai, and the introduction of new technologies and products by our competitors and us.  Many of these factors are beyond our control.  See Item 3D. “Risk Factors” in this report.

Critical Accounting Policies and Estimates

We have prepared the consolidated financial statements for the three fiscal years ended March 31, 2012 in accordance with US GAAP.

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

For the 2012 fiscal year, a 10% increase or decrease in the rates for call revenue for Basic services, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.554 million. A 2% increase or decrease in metered call units in respect of fixed line call revenue, including public call office revenue, would have increased or decreased the total revenue by approximately Rs.149.42  million for the 2012 fiscal year.  Further, a 5% increase or decrease in rental charges would have increased or decreased the total revenue by approximately Rs.372.15 million, as applicable, while a 5% increase or decrease in rates for interconnection services would have increased or decreased the total revenue by approximately Rs.161.68 million for the 2012 fiscal year.

License Fees.  We are paying license fee and spectrum charges to the DoT in accordance with conditions governing license fee for Basic Telephone Service and Cellular Telephone Service prescribed by the DoT under the Revenues Sharing Regime, whereby the license fee is computed as a specified percentage of adjusted gross revenue.  The license fee is expensed as incurred.  In view of the uncertain political environment and the fact that the license fee is determined on the basis of guidelines prescribed by regulatory authorities, the license fees is subject to change in the event any of these guidelines are modified subsequently with retrospective effect. During the 2011 fiscal year, the applicable percentage of license fee was 10%. A change in the specified percentage to 12% or 8% would have increased or decreased the license fee charges by approximately Rs.477.22 million.  Refer to the discussion in the “Comparison of Year Ended March 31, 2012 with Year Ended March 31, 2011” below.

Network Charges.  Charges associated with access to and interconnection to other operators’ network by us for local, national long distance and international long distance calls are recognized in accordance with the Interconnect Usage Charges Regulation released by the TRAI, where applicable, and in accordance with the terms of agreements entered into with other operators.  TRAI regulation specifies per minute charges for metered call units (MCU) of traffic terminated on the other operators’ network.  In view of the uncertain political environment and the fact that the network charges are determined on the basis of guidelines prescribed by regulatory authorities, the network charges are subject to change in the event any of these guidelines are modified subsequently with retrospective effect.  Refer to the discussion in the  “Comparison of Year Ended March 31, 2012 with Year Ended March 31, 2011” below.

Pension and Other Retirement Benefits.  We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors, which attempt to forecast future events, are used in calculating the expense and liability related to the plans.  These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines.  In addition, we also use subjective factors such as withdrawal and mortality rates to estimate these factors.  The actuarial assumptions we used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants.  These differences and the fact we have not invested pension and other retirement benefit funds to cover retirement liability may result in a significant impact on the amount of pension and other retirement benefit expense recorded by us.  During the 2008 fiscal year, we made an adhoc arrangement of medical scheme for retirees with effect from September 1, 2007.  According to this ad hoc arrangement the respective units were allowed to settle such claims on case to case basis.  This scheme was discontinued with effect from March 20, 2008; however, the employees who are under treatment will continue to get the benefits till discharge from the hospital.  Effective October 2008, we implemented a Retired Employee Contribution Group Health Insurance scheme for a one year period, which has been extended till September 30, 2010.

Income Taxes.  In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period in which such changes are enacted.  We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance.  The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax assets will be recoverable. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.  The enacted tax rate applicable to us was 30.90% during the 2012 fiscal year.  A 1% increase or decrease in the tax rate to 31.90% or 29.90% would have increased or decreased the income tax expense for the year by Rs.NIL, since there was no taxable income.

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

During the 2012 fiscal year, the appeals for the claim under section 80IA for the 1998-99, 1999-2000, 2000-01, 2002-03 and 2005-06 assessment  years have been admitted by the Hon’ble High Court.  Another appeal for the assessment year 2004-05 under section 80IA claim has been filed before Hon’ble High Court and also been admitted.  All above appeals/cases are now pending for regular hearing before Hon’ble High Court.  During the 2012 fiscal year, Income Tax authorities has refunded Rs.3,507.43 million on account of rectification of refund orders issued for the 1998-99 and 2001-02 assessment years.

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

Recoverability of DOT Receivables.  We are a Government company under the Indian Companies Act.  As of March 31, 2012, the Government owned 56.25% of our issued share capital.  Consequently, the Government, acting through the DoT, continues to control us and will have the power to determine the outcome of our transactions with the DoT or the assertion of our claims against the DoT.  We also provide and receive services to/from other Governmental departments and other public sector organizations on normal commercial terms.  Refer to the notes to the consolidated financial statements for a further discussion on our related party transactions and significant risks and uncertainties.  The receivables from the DoT constitute a significant portion of our assets and our assessment of the recoverability of these assets involves critical accounting estimates.  The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties.  Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for these assets could have been materially impacted.  Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

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

Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future undiscounted cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group.  If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows.  If impairment is indicated, the asset or asset group is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.  The discounted cash flows calculation uses various assumptions and estimates regarding future revenue - which is a factor of the future subscriber base and the average revenue per subscriber, expenses, terminal values of the assets and the cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors including adverse regulatory and legal rulings.  We carried out an impairment review of our long lived assets in fiscal 2012.  Based on our review, the expected future cash flows directly associated with the asset groups exceed their carrying amount and hence there is no impairment of long lived assets in fiscal 2012.

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

Management has evaluated the investment in ITI for impairment, on the basis that the first, second and third tranches for repayment have not been settled by ITI.  Management has evaluated the financial condition and business outlook of ITI including the new purchase orders received by ITI for supply of GSM equipment from BSNL and us.  We currently have accounts payable to ITI of Rs.123 million as of March 31, 2012, which, pursuant to the share agreement, we can legally settle against the repayments owing under the cumulative preference shares.  In addition, we have the intent and ability to retain the debt security for a period of time sufficient to allow for anticipated recovery in value.

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

The MKVDC bonds have a coupon rate of 11.5% per annum and are redeemable at the end of the 10th year from the date of allotment (May 31, 2002).  The repayment of these bonds is guaranteed by the Government of Mahrashtra.  Based on our assessment of carrying value of investment in MKVDC bonds, we believe that there is no impairment of investments as of March 31, 2012.

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

We began receiving interconnect payments in respect of incoming international long distance calls since April 2002, when several interconnect agreements, including our agreement with VSNL, took effect. In fiscal year 2003, revenue sharing with BSNL and other operators for incoming and outgoing domestic long distance or subscriber trunk dialing calls was done on the basis of the TRAI’s Interconnect Usage Charges Regulation 2003, and modified by Interconnect Usage Charges Regulation 2003, and further amended from time to time.  Call revenue is generally a function of the number of access lines in service, the volume of traffic carried and the level of call charges.  Telephone and other rental revenue is a function of the number of access lines in service and the rental tariffs we charge.  Public call office revenue is driven by the number of our public call offices, the volume of traffic carried and the level of call charges.  Interconnect revenue is a function of the contractual and legal/regulatory rates prescribed for interconnection and the level of call volumes originating from sources that pay interconnect fees.  There has been a continuous decrease in the number of fixed lines that, coupled with a decrease in the related tariffs, and also downfall in the GSM revenue though there are significant additions in GSM connections, is mainly attributable to reduction in tariff. However, there has been an increase in revenue due to increased broadband connections, despite a drastic decrease in related tariffs for the year ended March 31, 2012.

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

As a public sector enterprise, we abide by general DoT and Department of Public Sector Enterprises personnel policies that, among other things, limit our ability to reduce employment levels and control the amount of salaries and other remuneration that we may pay to our employees.  Our employee productivity measured by access lines in service per employee has been increasing steadily but remains significantly lower than the Asian and global averages.  During the 2005 fiscal year, we implemented a Voluntary Retirement Scheme (VRS) for executive as well as non-executive employees.  Under the scheme, the eligible employees were given an option to voluntarily take retirement from service and make their choice within the specified period of time.  The scheme provided for ex gratia payments to eligible employees opting for voluntary retirement based on the respective employee’s salary and term of employment.  The Scheme was closed in 2007 fiscal year. As of March 31, 2012, no employee had retired under this scheme.

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

Other Matters

See Item 4B. “Information on the Company-Business Overview- Legal Proceedings” and Note 25 of the notes to our consolidated financial statements included elsewhere in this report for information about our contingent liabilities.

Segment Information

We have identified basic and cellular as our two operating segments.  Basic services segment consists of voice, data through local calls, domestic long distance and international long distance calls on fixed line services in the cities of Delhi and Mumbai in India. It also includes revenues from internet access services.  Cellular consists of providing cellular services in cities of Delhi and Mumbai using Global System for Mobile communications, or GSM, technology.  Further, it includes revenues from Code Division Multiple Access, or CDMA, based cellular services.  See Note 26 of the notes to our consolidated financial statements.

The cellular services have met the thresholds of significance as a reportable segment during the 2010, 2011 and 2012 fiscal years.

Through our 100% subsidiary Mahanagar Telephone Mauritius Limited (MTML), we are providing fixed, mobile, ILD and Internet Services in Mauritius.  MTML has installed the state of art CDMA IX EVDO switch having capacity of 110K, with a strategically spread radio network of base stations.  The system is equipped to provide value added services, i.e., SMS, DATA, Multi Media service etc. MTML is also expanding the capacity of its core network to 310K lines and implementing a GSM network in Mauritius with 200K lines capacity the 110K core capacity of the CDMA IX EVDO network. During the 2012 fiscal year, MTML installed a 100K GSM network capacity with EDGE to meet the increasing demands as the existing CDMA capacity is already fully utilized.  See Item 4A.  “Information on the Company-History and Development of the Company - Telecommunications Services in Other Countries” in this report.

During the 2010, 2011 and 2012 fiscal years, no single customer has contributed for revenue in excess of 10% of total revenue.

The amounts reviewed by the CODM are based on our internal accounting policies which are different from U.S. GAAP.

Results of Operations

The following table sets forth selected income statement data expressed as a percentage of revenue for the period indicated, derived from financial statements that are prepared in accordance with US GAAP, included on pages F-1 to F-42 of this annual report.

	Fiscal year ended March 31,
	2010	2011	2012
Revenues, net	100%	100%	100%
Cost of revenues (excluding depreciation shown separately below)	-135%	-103%	-112%
Selling, general and administrative expenses	-50%	-36%	-42%
Depreciation	-41%	-41%	-48%
Post retirement medical benefits liability written back	0%	0%	0%
Excess liabilities written back	2%	2%	2%
Income/ (loss) from operations	-125%	-78%	-100%
Interest and other income, net	20%	13%	-22%
Income before unusual items, income taxes and share of losses of affiliates	-105%	-64%	-123%
Income taxes	33%	-25%	0%
Equity in (losses)/profit of affiliates	0%	0%	0%
Net income(loss)	-72%	-89%	-123%

Comparison of Year Ended March 31, 2012 with Year Ended March 31, 2011

Revenues: Basic Services: Our revenues from basic services decreased by 13.66% from Rs.30,750 million for the 2011 fiscal year to Rs.26,550 million for the 2012 fiscal year. The decline in revenue due to exclusion of revenue from other operating activities such as revenues from the Commonwealth Games (Rs.2,850 million) and the cyber highway project (Rs.182 million) and also, shifting of CDMA segment from basic services to cellular services. Interconnect revenue increased by 7.35%  from Rs.3,012 million for the 2011 fiscal year to Rs.3,233 million for the 2012 fiscal year because of the reduction in IUC tariff mandated by the TRAI.  Revenue from telephone and other rentals and broadband services decreased by 9% from Rs.13,951 million for the 2011 fiscal year to Rs.13,917.96 million for the 2012 fiscal year.

Call revenue has gone down as a result of a decrease in the number of connections from approximately 3.74 million connections during the 2011 fiscal year to approximately 3.71 million connections during the 2012 fiscal year. Further, the call tariff rates were reduced during the current year due to increased competition in the market, resulting in a fall in the average revenue per connection per month from Rs.685 during the 2011 fiscal year to Rs.596  during the 2012 fiscal year, a decrease of Rs.89  per connection per month.

Cellular Services: Our revenues from cellular services increased by 14.72% from Rs.6,382 million for the 2011 fiscal year to Rs.7,321 million for the 2012 fiscal year. The increase was primarily on account of change in  CDMA segment from basic services to cellular services.

Cost of Revenues: Basic Services: Our cost of revenues has decreased from Rs.32,877 million for the 2011 fiscal year to Rs.30,993 million for the 2012 fiscal year. The decrease in cost is attributable to decrease in licence fees by Rs.1,003 million from Rs.2,993 million for the 2011 fiscal year to Rs.1,990 million for the 2012 fiscal year. Interconnection charges decreased by 6% from Rs.2,306 million for the 2011 fiscal year to Rs.2,168 million in the 2012 fiscal year.  The change in CDMA segment from basic services to cellular services and consequent shift of expenses to cellular segment also contributed to the decrease.

Cost of Revenues: Cellular Services: Our cost of revenues has increased by Rs.2,096 million from Rs.4,953 million for the 2011 fiscal year to Rs.7,049 million for the 2012 fiscal year.  The increase was primarily on account of change in CDMA segment from basic services to cellular services; increase in the provisions for bad debts due to change in accounting policy and also increase in staff cost.

Selling, General and Administrative Expenses (SG&A)

Basic Services: Our selling, general and administrative expenses related to basic services decreased by 3% from Rs.12,459 million during the 2011 fiscal year to Rs.12,124 million during the 2012 fiscal year. The decrease is mainly a result of a decrease in advertisement cost, rent and miscellaneous expenses

Cellular Services: Our selling, general and administrative expenses related to cellular services increased by Rs.932 million from Rs.802 million during the 2011 fiscal year to Rs.1,734 million during the 2012 fiscal year. The increase was primarily on account of change in  CDMA segment from basic services to cellular services and also the accounting of related expenses in cellular segment.

Income from Operations

Basic Services: Our loss from operations from basic services increased by Rs.2,454  million from an operational loss of Rs.24,194 million for the 2011 fiscal year to an operational loss of Rs.26,648 million for the2012 fiscal year. The increase in operating loss is mainly due to the increase in staff cost from Rs.32,761 million for the 2011 fiscal year to Rs.32,786 million for the 2012 fiscal year.  The  decline in revenue related to one-time revenues in the 2011 fiscal year from activities such as the Commonwealth Games (Rs.2,850 million) and the cyber highway project (Rs.182 million), and also shifting of CDMA segment from basic services to cellular services. Thus, there was no considerable decline in revenues in the 2012 fiscal year.

Cellular Services: Our loss from operations from cellular services increased by Rs.3,098 million from a loss from operations of Rs.4,070 million for the 2011 fiscal year to a loss from operations of Rs.7,168 million for the 2012 fiscal year.  The loss from operation is mainly attributable to adding up of losses of CDMA segment from basic services to cellular services.

 Interest and Other Income: During the 2012 fiscal year, our interest and other income decreased by 254% from Rs.4,935 million for the 2011 fiscal year to Rs.(7,606) million for the 2012 fiscal year.  The decrease is attributable to decrease in interest from bank deposits by Rs.463 million from Rs.473 million for the 2011 fiscal year to Rs.10 million for the 2012 fiscal year. There was a sharp increase in interest on borrowing by Rs.4,977 million from Rs.4,515 million for the 2011 fiscal year to Rs.9,492 million for the 2012 fiscal year.

Income Taxes: Income tax increased by Rs.9,273 million from Rs.(9,276)  million for the 2011 fiscal year to Rs.(3) million for the 2012 fiscal year.  The increase was attributable to writing off of deferred tax assets to the extent of Rs.8,962 million in the 2011 fiscal year.

 The current tax expense has increased mainly due to adjustments made while computation of tax during the 2012 fiscal year.

The deferred tax assets have increased largely on account of deferment of charges in the financial statements in respect of provision for impairment of ITI investments, depreciation and amortization, carried forward losses  and loss on sale of assets.

Comparison of Year Ended March 31, 2011 with Year Ended March 31, 2010

Revenues: Basic Services: Our revenues from basic services increased by 7.71% from Rs.28,549 million for the 2010 fiscal year to Rs.30,750 million for the 2011 fiscal year. The increase was primarily driven by revenues from the Commonwealth Games (Rs.2,850 million) and the cyber highway project (Rs.182 million). Interconnect revenue increased by 10.96% from Rs.2,715 million for the 2010 fiscal year to Rs.3,012 million for the 2011 fiscal year because of the reduction in IUC tariff mandated by the TRAI.  Revenue from telephone and other rentals and broadband services decreased by 9% from Rs.15,331 million for the 2010 fiscal year to Rs.13,951 million for the 2011 fiscal year.

Call revenue has gone down as a result of a decrease in the number of connections from approximately 3.80 million connections during the 2010 fiscal year to approximately 3.74 million connections during the 2011 fiscal year. Further, the call tariff rates were reduced during the 2011 fiscal year due to increased competition in the market, resulting in a fall in the average revenue per connection per month from Rs.626 during the 2010 fiscal year to Rs.611 during the 2011 fiscal year, a decrease of Rs.15 per connection per month.

Cellular Services: Our revenues from cellular services decreased by 8.35% from Rs.6,964 million for the 2010 fiscsal year to Rs.6,382 million for the 2011 fiscal year. The decrease was primarily driven by decrease in our income from roaming and prepaid “Trump” by Rs.635 million from Rs.3,395 million for the 2010 fiscal year to Rs.2,760 million for the 2011 fiscal year.

Cost of Revenues: Basic Services: Our cost of revenues has decreased from Rs.42,925 million for the 2010 fiscal year to Rs.32,877 million for the 2011 fiscal year. The decrease in cost is attributable to decrease in staff costs by Rs.9,780 from Rs.32,713 million for the 2010 fiscal year to Rs.22,933 million for the 2011 fiscal year. Interconnection charges decreased by 21% from Rs.2,917 million for the 2010 fiscal year to Rs.2,306 million in the 2011 fiscal year.

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

Selling, General and Administrative Expenses (SG&A)

Basic Services: Our selling, general and administrative expenses related to basic services decreased by 27% from Rs.17,049 million during the 2010 fiscal year to Rs.12,459 million during the 2011 fiscal year. The decrease is mainly a result of a decrease in staff costs by Rs.4,192 million from Rs.14,020 million for the 2010 fiscal year to Rs.9,828 million for the 2011 fiscal year and a decrease in miscellaneous expenses by Rs.108 million from Rs.581 million for the 2010 fiscal year to Rs.473 million for the 2011 fiscal year. However, the same was set off to some extent mainly on account of loss on sale of assets by Rs.347 million from Rs.16 million for the 2010 fiscal year to Rs.363 million for the 2011 fiscal year.

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

Income from Operations

Basic Services: Our loss from operations from basic services decreased by Rs.19,779 million from an operational loss of Rs.43,973 million for the 2010 fiscal year to an operational loss of Rs.24,194 million for the 2011fiscal year. The decrease in operating loss is mainly due to the increase in revenue by 7.71% from Rs.28,549 million for the 2010 fiscal year to Rs.30,750 million for the 2011fiscal year.  There was also a decrease in cost of revenues by Rs.10,048 million from Rs.42,925 million for the 2010 fiscal year to Rs.32,877 for the 2011 fiscal year and a decrease in the selling, general and administrative expenses from Rs.17,049 million for the 2010 fiscal year to Rs.12,459 million for the 2011fiscal  year.

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

5B.  Liquidity and Capital Resources

A summary of our cash flows appears below:

	(in million of Rs.) Year Ended March 31
	2010	2011	2012
Net cash provided by the operating activities	13,158	(112,261)	(14,506)
Net cash used in investing activities	(13,521)	37,924	(7,786)
Net cash from financing activities	0	74,557	21,923
Net increase/(decrease) in cash and cash equivalents	(363)	220	(368)
Cash and cash equivalents at the beginning of the year	1,419	1,056	1,276
Cash and cash equivalents at the end of the year	1,056	1,276	908

We have historically met our working capital and capital expenditure requirements principally from cash flows generated from operations.  We have also from time to time undertaken external borrowings.  As of March 31, 2012, we had bank overdrafts of Rs.26,480 million and long term loans of Rs.70,000 million, see Notes 21 and 22 of the notes to our consolidated financial statements in this report.  We expect to meet our planned capital requirements for the next two years primarily from cash flow generated from operations, together with existing cash balances and supplemented by market borrowings, whenever required.  As of March 31, 2012, we had cash and cash equivalents of  Rs.908 million and liquid short-term investments in bank deposits of Rs.486 million.  We anticipate capital expenditures of approximately Rs.2,004 million in fiscal year 2013.  We do not expect to have any liquidity problem in regard of possible adverse results in our pending litigations, as we would expect to discharge any obligations from cash in hand.  We have significant amounts due from related parties, which if not settled, would significantly impact cash flow from operations.  We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot give any assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

Operating Activities

Net cash flow from operating activities was Rs.(112.26) billion in the 2011 fiscal year and Rs.(14.51) billion in the 2012 fiscal year. The increase in cash generation from operating activities during the 2012 fiscal year is primarily attributable to a decrease in payment to related party payables by Rs. 108 billion from Rs.(104.86) billion during the 2011 fiscal year to Rs.3 billion for the 2012 fiscal year.  Net cash flow from operating activities was Rs.13.16 billion in the 2010 fiscal year and Rs.(112.26) billion in the 2011 fiscal year. The decrease in cash generation from operating activities during the 2011 fiscal year is primarily attributable to a decrease in related party payables by Rs.104.86 billion from Rs.124.86 billion during the 2010 fiscal year to Rs.20 billion for the 2011 fiscal year.

Investing Activities

 Net cash used in investing activities increased from Rs 37.92  billion for the 2011 fiscal year to Rs.(7.79) billion for the 2012 fiscal year.  This is mostly due to the decrease in proceeds received from short term bank deposits of Rs.(27) million during the 2012 fiscal year as against Rs.47,376 million in 2011 fiscal year.  Net cash used in investing activities decreased from Rs.13.52 billion for the 2010 fiscal year to Rs.(37.92) billion for the 2011 fiscal year.  This is mostly due to the increase in proceeds received from short term bank deposits of Rs.47.38 billion during the 2011 fiscal year as against Rs.(1.11) billion in 2010 fiscal year.

Financing Activities

Net cash flow from financing activities had  decreased from Rs.74.56 billion for the 2011 fiscal year to Rs.21.92 for the 2012 fiscal year. This decrease is on account of a reduction in borrowings from Rs.75 billion for the 2011 fiscal year to Rs.22 billion for the 2012 fiscal year. Net cash flow from financing activities had increased from nil for the 2010 fiscal year to Rs.74.56 billion for the 2011fiscal year. This increase is on account of a long term loan of Rs.55.34 billion and bank overdraft of Rs.19.22 billion taken during the 2011 fiscal year.

Capital Expenditure

See “Property, Plants and Equipment – Network Modernization” for a discussion of our capital requirements for capital expenditures.

5C.  Research and Development

We did not incur research and development expenditures in the 2010, 2011 and 2012 fiscal years.

5D.  Trend Information

For a discussion of other important trends affecting us, see “—Operating Results—Overview” above.

5E.  Off-Balance Sheet Arrangements

As of March 31, 2012, we were not a financial guarantor of obligations of any unconsolidated entity, and we were not a party to any similar off-balance sheet obligation or arrangement.

5F.  Tabular Disclosure of Contractual Obligations

The following table shows our contractual payment obligations as of March 31, 2012, and the effect of such obligations for the specified future periods:

	(in million of Rs.) Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations (capital commitments)	2,004	2,004	-	-	-
Pension and other post-retirement obligations	105,912	7,201	22,616	22,055	54,040
Long term debts obligations	70,000	-	13,500	35,150	21,350
Total	177,916	9,205	36,116	57,205	75,390

We are obligated to pay license fees and spectrum charges to the DoT in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime. The specified percentage for license fees on fixed line services and cellular services was 10% of the Adjusted Gross Revenue (“AGR”) for each of the 2010, 2011 and 2012 fiscal years.

We do not expect to have any difficulty repaying such amounts of contractual obligations, and may do so entirely from cash flow generated from operations. The outstanding long term loan from banks as of March 31, 2012 carries a moratorium period of three years during which we are contracted to pay only the interest obligation. The repayment of principal is due from the 2014 fiscal year onwards.

 As of March 31, 2012, we had bank overdrafts of Rs.26,480  million and long term loans of Rs 70,000 million, see Notes 21 and 22 of the notes to our consolidated financial statements in this report.

5G.  Safe Harbor

See Special Note Regarding Forward-Looking Information on page i of this report.

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

We currently have twelve directors. Four of our directors also are our most senior officers, who we refer to as “full-time directors”.  Two directors are  officers of the DoT.  The remaining six directors are neither our employees nor employees of the DoT, who we refer to as “part-time” directors”.  All of our directors were appointed by the DoT.  Our Executive Director, Mumbai, Executive Director, Delhi, Executive director (Technical) and Executive Director (Wireless) are normally ex-officio members of the Board.  Two full time director board seats are currently vacant.

The business address of each of the directors is our registered office.  The names of our current directors, their ages and their positions as of June 30, 2012 were:

Name	Age	Position	Term Expires
A.K. Garg	58	Director(1)/Chairman and Managing Director	December 2014
Kuldip Singh	58	Director(1) / Director (Technical)	December 2014
Anita Soni (Ms.)	59	Director(1) / Director (Finance)	May 2013
S.P. Pachauri	59	Director(1) / Director (HR)	December 2012
Adit Jain	51	Director (3)(4)	July 2012
V.S. Iyer	51	Director (3)(4)	July 2012
Dr. Rajan Saxena	62	Director (3)	March 2013
Malay Shrivastava	47	Director(2)/Joint Secretary, DOT	Unlimited term
T.S.Narayanasami	63	Director (3)(4)	March 2013
Vijay Aggarwal	63	Director (3)	March 2013
S.K.Shingal	64	Director(3)	May, 2015
K.S. Bariar	43	Director(2)	Unlimited term

(1) Full-time director
(2) Government director
(3) Part-time director
(4) Audit Committee member

Mr A.K. Garg become our Chairman and Managing Director on December 5, 2011. Prior thereto, Mr Garg had been Director (HR), BSNL. Since 1977 he has vast experience of 34 years in the DoT/BSNL. During his tenure, he has worked in various capacities as General Manager, Chief General Manager and Director, BSNL Board and possesses wide experience in human resources, creation / promotion of new services, lines and new streams for DoT/BSNL with strategic expertise in the field formation as well in Circle/Corporate office. He has demonstrated strong capabilities in leading small and large functional teams to study and achieve specific business goals. As Chief General Manager, CTD, at Kolkata and CGM Kolkata Telephones, he led a large change management process encompassing installation, QOS improvement, HR, Marketing and Finance, in addition to being instrumental in optimizing the GSM network. He holds a B.E. Degree in Electronics & Communications and Master in Communications Systems from University of Roorkee.

Mr. Kuldip Singh has been our Director(Technical) and a member of our Board since December 9, 2004, having served as Chairman and Managing Director from January 2010 through December 2011. Mr. Singh joined the Indian telecom services in 1979. He has more than 32 years experience in the field of computers and telecommunications. Before being appointed as Director (T) on our Board, he worked as GM in MTNL for more than four years.  Prior to this, he worked in the DoT, Overseas Communication Services and National Informatic Centre in various responsible positions.  He holds an engineering degree in electronics and telecommunications from the Institute of Electronics and Telecom Engineering, New Delhi, and an MBA with finance specialization from IGNOU (Indira Gandhi National Open University).

Ms. Anita Soni has been our Director (Finance) since April 2005.  Ms. Soni joined Indian P & T (Accounts & Finance) Service in 1977. She has more than 30 years experience as a senior finance executive in Indian P & T (Accounts & Finance) Service.  Before joining MTNL as Director (Finance), she held positions in the DoT, TRAI and BSNL and has experience in all aspects of telecom finance.  She is on the panel of experts of the International Telecom Union (ITU), and has participated in various ITU projects.  She holds a Master of Arts (Economics Honors) from Punjab University.

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

Dr. Rajan Saxena has been a member of the Board since March 2010. He was a Director of IIM, Indore, S.P. Jain Institute of Management and Research and Dean of Narsee Monjee Institute of Management Studies, Mumbai, having more than 35 years of professional experience in management education, research, consulting and institution building.Dr. Saxena currently serves on or has been on the advisory and corporate board of several institutions and companies including Centre for Management Education, AIMA, Army Management Board, State Advisory Board of Education of Government of Madhya Pradesh, Indore Management Association, ABV-IITM and Gwalior.  He was a member of All India Board of Management Studies of AICTE (2000-2003), on the Executive Board of Association of Indian Management Schools, and Association of Management Development Institutions in South Asia.  Dr. Saxena is also an Independent Director on the Board of Lodha Developers Ltd. and Anuyi Chemicals Limited.  He holds bachelor and master degrees in Commerce from Shri Ram College of Commerce, Delhi and a Ph.D. in Marketing from Delhi School of Economics.

Mr. Malay Shrivastava is an IAS officer of M.P.Cadre of 1990 batch. Prior to joining IAS in 1990, he has served M/s BHEL during 1985-88 and Indian Railway Stores Service (IRSS) through Combined Engineering Services Exam during 1988-90. Mr. Shrivastava has joined the DoT as Joint Secretary, Telecom in October 2010. Before becoming Joint Secretary, he has worked as Assistant Collector, SDM, Additional Collector, Distt. Collector, Managing Director, M.P State Coop. Marketing Federation & M.P. State Coop. Oil Federation, Registrar, Coop. Societies M.P., Commissioner & Secretary, Urban Development, M.P, PS to Minister of State for Personnel, PG & Pensions, Govt. of India, Director, Ministry of Power, Govt. of India, PS to Minister of State for Power, Govt. of India, New Delhi. Mr. Shrivastava holds a degree in engineering from Barkhatullah University of Bhopal, where he was a gold medalist, and became a licensed Mechanical Engineer in 1985.

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

Mr. Sushil Kumar Shingal has been a member of our Board since May 2012. He had joined the Customs and Central Excise Service in 1970 retiring on March 31, 2008 as Chairman, Central Board of Excise and Customs, New Delhi. He holds a Master of Arts (History) degree from Meerut University.

Mr. Kumar Sanjay Bariar has been a Government Director on our Board of Directors since May 17, 2012. He is Deputy Director General (Licensing Finance) in the DOT, Ministry of Communication & IT, Government of India, since January, 2012. He joined the Indian P&T Accounts and Finance Service through the Indian Civil Service Examination conducted by the Union Public Service Commission in 1993. He has over 18 years of work experience in almost all areas of Financial Management of Telecom at senior decision making levels in the DoT. He has also served as Joint Secretary in the Union Public Service Commission and as Chief Vigilance Officer in the National Consumer’s Cooperative Federation under the Ministry of Food, Public Distribution & Consumer Affairs. Mr. Bariar’s career profile also includes holding of various portfolios dealing with Strategic Business Planning, Telecom Revenue, Finance Coordination, Staff & Establishment, Budget & Accounts, Financial policy & Advice, Licensing of Telecom Services and related issues, Conduct of competitive examinations for recruitment in the Government of India & Promotions/Selection (at UPSC), Vigilance etc. Mr. Bariar holds a post-graduate in Science with a Master’s degree in Business Administration (Finance) & Bachelor’s degree in Law (LLB).

Other Principal Executive Officers

The business address of each of our principal executive officers is our registered office.  In addition to the four officers who also are members of the Board of Directors, our other principal executive officers and their ages and positions as of March 31, 2012 were:

Name	Age	Position
S.R. Sayal	49	Company Secretary
Manjit Singh	59	Executive Director (Delhi)
Peeyush Agrawal	55	Executive Director (Mumbai)
A.K. Pathak	59	Executive Director (Technical)
A.K. Bhargava	57	Executive Director (Wireless)

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

Mr. A.K. Bhargava has been our ED (Wireless Services) since April 2011.  Prior thereto, he held various positions in MTNL namely CGM (WS), GM (IT) and GM (West I).  Before joining MTNL he had held various assignments in DoT, TCIL.  Assam Circle and TEC.  He has worked in PTC Zimbabwe for five years as Team Leader TCIL.  He has done advance professional course in Public Administrative from IIPA.  He holds a B.E. (Hons.) in Electronics from BITS Pilani, Diploma in Management from AIMA and M. Phil. from Punjab University.

None of our directors or executive officers has any family relationship with any other director or executive officer.

6B. Compensation

Compensation of Directors and Officers

The total remuneration and benefits in kind paid by us to our executive officers, including those who also are directors, as a group in the 2012 fiscal year was approximately Rs.7.63 million.

The full-time directors, including the Chairman-cum-Managing Director, are appointed by the Government and receive compensation pursuant to the terms of their appointment.  The other directors receive a fee of Rs.10,000 for every meeting of the Board or Committee attended by them. For the 2012 fiscal year, the aggregate fees paid to directors who were not also executive officers of MTNL were Rs.1.07 million.

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

6C.  Board Practices

We have the following committees of our Board of Directors:  Audit Committee and Shareholders’/Investors’ Grievances Committee, Remuneration Committee, HR Committee, Business Development Committee and Finance Committee.  By reason of the Government’s ownership position, we do not have a Compensation Committee or a Nominating Committee.  See Item 16G.  “Corporate Governance” in this report.

Audit Committee

The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to the various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors, our accounting practices and our financial and risk management policies.  The current members of the Audit Committee are T.S. Narayanasami as Chairman, V.S. Iyer, and Adit Jain.  All members of the Audit Committee including the Chairman are “financial experts” in accordance with NYSE and SEC rules.  See Item 16G. “Corporate Governance” in this report. Clause 49 of the Indian Listing Agreement addresses the duties, role and responsibilities of the Audit Committee.

Shareholders’ Investors’ Grievance Committee

The Shareholders’ Investors’ Grievance Committee oversees reports received from the registrar and transfer agent, as well as overseeing their performance, and facilitates the prompt and effective resolution of complaints from our shareholders and investors.  This Committee consists of V.S. Iyer as Chairman, Vijay Aggarwal as member, and S.R. Sayal, as Secretary.

6D.  Employees

As of March 31, 2012, we had approximately 41,600 employees, of whom approximately 5,900 were executive and approximately 35,700 were non-executive employees.  We seek to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and subscriber satisfaction.  We have placed a special emphasis on retraining our workforce to meet the demands of modernizing our network and improving customer satisfaction.

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

In the 2000 fiscal year, substantially all of our non-executive employees originally employed by the DOT decided to terminate their services with the DoT and accept employment with us with effective from November 1998.  Under the option given to them for pension benefits, most of our absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules and some other employees have opted for retirement rules which as applicable to our directly recruited employees, and opt to draw pro rata until their absorption.  Accordingly, with effect from November 1, 1998 we started accruing for pension and gratuity for these employees.  In August/September 2002, the DoT indicated that the government would pay for the pension benefits of the government employees absorbed by us who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DoT.  However, the terms of such payments are in the process of finalization.  Once these terms are finalized and the payments are made to DoT for the period of employment of these employees with us, we expect that our liability for post retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India.  Until now, in the absence of any further movement from the Government, we are discharging all such liabilities. However, the attention of the government of India has focused on this issue in the 2012 fiscal year.  Efforts are being made to get the issue of payment of pension to MTNL absorbed employees from the Government or a Government controlled trust, and are under very active consideration. The staff side and MTNL management are interacting on this issue, and with DoT officials who are also coordinating on this issue with various levels of the Government and through correspondence.  We hope to reach settlement on this issue in the current fiscal year.

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

Prior to the absorption (in the year 2000), General Provident Fund was being maintained by the DoT.  Subsequent to absorption of employees in MTNL, the amount contributed by employees towards General Provident Fund was claimed by us along with accrued interest to the DoT. We have raised claims amounting to Rs.13,541 million on the DoT up to March 31, 2012 (2011: Rs.12,781 million) in respect of employee contributions (pre absorption) together with the interest accrued.

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

In 2004, we finalized a new compensation structure for our senior executive employees.  The new structure provided for higher salaries and benefits for our senior executive employees upon exercise of their option for our absorption. During the 2006 fiscal year, we gave an option to our executive employees (Category A) for absorption with effect from October 1, 2000, at a revised pay scale that is higher than the existing pay scale. Out of approximately 1,218 Group A employees currently working in MTNL, 65 employees have exercised their option as of March 31, 2006 and have been absorbed in MTNL. The offer for absorption provided that in addition to getting the post retirement benefits like gratuity and leave encashment subsequent to absorption, the employee would have to opt for either pension based on the government rules or provident fund based on the company policy. A case has been filed by the Indian Telecom Service Association (acting on behalf of Group A officers) with the High court appealing for the stay order against absorption of Group A employees on the contention that terms and conditions of absorption are not clear. The High Court has subsequently passed a stay order against further absorption of Group A employees. Pending finalization of the terms of absorption, during the 2006 fiscal year, we have provisionally accrued a charge of amounting to Rs.25.39 million on account of revised pay scales for the executive employees who exercised the option up to that date. However, no claims have been raised by us on the DoT for the related retirement costs pending finalization of terms of absorption and outcome of the court case.

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

In order to deal with the new realities of competitive marketplace, we have launched a massive training effort to train our workforce.  Training design has been so modified to tilt the balance of training from knowledge to skill and attitude, which are key to succeed in a customer-driven marketplace.  During the 2012 fiscal year, approximately 10,400 employees were trained as against the MoU target of7,000employees. In addition to already existing District Telecom Training Centers (DTTC), our Center for Excellence in Telecom Technology and Management (CETTM) has been established as a state of the art facility to impart technical, managerial and corporate training to telecom and management personnel of Mumbai and Delhi units.  CETTM caters to our training needs as well as other organizations like railways, National Thermal Power Corporation, State Bank of India and other corporate clients.  CETTM has been empanelled by the Ministry of External Affairs, Govt. of India, to provide customized training to participants from countries under ITEC-SCAAP Indian Technical Education Cooperation-Special Commonwealth African assistance program.  This Center is an ISO 9001:  2000 Certified institution.  The CETTM complex has 17 lecture halls, 22 technology labs, conference rooms with board room integration, RFID based modern library and an ultra modern auditorium.  CETTM is equipped with a hostel complex for residential programmes having 408 AC and non-AC rooms and 27 executives suites to house the trainees.  CETTM has signed MOUs with Novell and others for conducting IT training leading to certification courses like NCLP.

6E.  Share Ownership

None of our directors or connected persons or our principal executive officers owned any of our equity shares as of the date of this report.

Item 7.	Major Shareholders and Related Party Transactions

7A.  Major Shareholders

The following table sets forth information about the shareholders that beneficially own 5% or more of our outstanding equity shares as of March 31, 2012, according to our register of shareholders:

Name of Owner	Number of Shares(3)	Percentage(3)
Government of India (1)	354,378,740	56.25%
Life Insurance Corporation of India (2)	118,515,213	18.81%

(1)	The equity shares owned by the government of India are registered in the name of the President of India or his nominees in our register of shareholders

(2)	Held directly and indirectly by Life Insurance Corporation of India, which is also controlled by the government of India.

(3)	On March 31, 2012, 630,000,000 common shares were outstanding.

During the past three years there has not been any change in the share ownership by the government of India, and the share ownership changes by the Life Insurance Corporation of India have not been significant.  As of March 31, 2012, approximately 91.71% of the outstanding Common Shares were held by approximately 156,084 record holders with addresses in India, and approximately 8.29% of our equity shares were held of record by persons with addresses outside of India (including Foreign Institutional Investors).  All holders have the right of one vote for each equity share held.  See Item 10B. “Memorandum and Articles of Association-Voting Rights” in this report.  We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

Our American Depository Shares are listed on the New York Stock Exchange. Each ADS currently represents two equity shares. Our ADSs are registered with the SEC pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934.  The total number of record holders of our equity shares in India as of March 31, 2012 were 156,084 evidencing 577,746,655 equity shares.  As at March 31, 2012, as reported by our depositary, there were five registered holders of ADSs in the United States, evidencing 13,889,980 ADSs (equivalent to 27,779,960 equity shares).

Our equity shares can be held by Foreign Institutional Investors or FIIs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Approximately 8.29% of our equity shares are held by these FIIs and NRIs, of which some of them may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

7B.  Related party transactions

The related parties are the government of India (principal owners), other agencies of the government of India and the principal executives and directors of the company.  We tend to have number of  transactions on routine basis with related parties- for instance, investments, payment of licence fees, loans and advances etc. For additional information on Related Party Transactions, please refer to Note 20 of the notes to the consolidated financial statements which appear elsewhere in this report. Since the intra balances and transactions with subsidiaries are eliminated on consolidation, the financial statements do not include transactions with and among our consolidated subsidiaries.

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

The government of India had announced its intention to divest its shareholdings in a number of government companies by offering significant equity stakes in those companies to strategic partners through a competitive bidding process.  To date, there have been no announcements that the government of India plans to reduce its shareholding in us through this process.  The government of India also expressed that we should be combined with BSNL, which is wholly-owned by the Government, because of our recent losses and future operating efficiencies. The DoT has set up a committee under the chairmanship of DoT Secretary R. Chandraskehar to oversee the required policy decisions and institutional framework for an alliance. However, the merger with BSNL, which was long overdue by the DOT,  has been put on hold now by the DoT because of various issues. The synergy would allow us to cut costs. It would also allow subscribers of both the companies to roam freely on each other's network, with the exception of interconnect charges.  The DoT is also exploring the synergy among other firms including ITI, CDoT and TCIL with BSNL and MTNL.

The DoT acts as representative of our majority shareholder, the government of India.  The DOT also has the authority to exercise the special powers granted to the President of India under our articles of association.  These include the right to appoint our Chairman and Managing Director and to issue directives with respect to our business.  See Item 10B. “Additional Information—Memorandum and Articles of Association—Powers of the President of India” in this report.

The Government of India as Regulator

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

So long as the government of India’s shareholding in us equals or exceeds 51%, we are deemed to be an Indian government company under the Companies Act and are subject to regulations applicable to public sector enterprises in India.  These regulations concern personnel matters, including appointment of key management personnel and the hiring, dismissal and compensation of employees, as well as procurement, capital expenditures and the generation of funds through the issuance of securities.  For example, all appointments to our board of directors must first be recommended by the Public Enterprises Selection Board, a government agency, and its recommendations are reviewed by the government of India, although until recently all appointments to our board have been recommended only by the government of India.  All appointments to our board of directors are also approved by our shareholders.  Disputes between government of India enterprises (such as us) and government of India departments generally must be referred to the Committee on Disputes of the government of India for mediation before either party may bring a claim in a court of law.  However, with effect from March, 2011, the Ministry of Finance has dispensed with the prior requirement of obtaining the approval of the Committee of Disputes for pursuing litigation. A single government of India ministry or department is designated as the primary supervisor of each public sector enterprise and the DoT has been designated as our primary supervisor.  Our activities are also subject to review by India’s Parliament, and the DOT must submit an annual report to Parliament regarding our business activities.

The government of India plays an important role in the preparation of our financial statements.  Under Indian regulations, as a government of India company, our annual accounts are audited by statutory auditors and branch auditors which are independent chartered accountants appointed each year by the government of India at the direction of the Comptroller and Auditor General of India.  See Item 10B.“Additional Information—Memorandum and Articles of Association—Audit and Annual Report “in this report.  In accordance with the government of India’s practice with respect to government of India companies, auditors have generally not been permitted to serve as our branch or statutory auditors for more than three consecutive years.  In addition, the Comptroller and Auditor General conducts an independent review of our financial statements that are audited by the statutory and branch auditors.  The annual report submitted to the Parliament includes a copy of our audit report and any comments upon or supplements to the audit report made by the Comptroller and Auditor General.

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

7C.  Interests of experts and counsel

None.

Item 8.	Financial Information

8A.  Consolidated Statements and Other Financial Information

The following financial statements and auditors report appear under Item 18 in this report and are incorporated by reference:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of March 31, 2011 and 2012

•	Consolidated Statements of Operations for the Years ended March 31, 2010, 2011 and 2012

•	Consolidated Statements of Shareholders’ Equity for the Years ended March 31, 2010, 2011 and 2012

•	Consolidated Statements of Cash Flow for the Years ended March 31, 2010, 2011and 2012

•	Notes to the Consolidated Financial Statements

Export Sales

The amount of export sales does not constitute a significant portion of the ours total sales volume.

Legal proceedings

This information is set forth under Item 4 under the heading “Legal Proceedings”.

Dividends

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

Our Board of Directors recommended against payment of any dividend for the 2012 fiscal year.

8B.  Significant Changes
None

Item 9.	The Offer and Listing

9A.  Offer and listing details

Our outstanding equity shares are listed on several Indian stock exchanges and were first quoted on The Stock Exchange, Mumbai on May 13, 1993.  Our equity shares are also traded on the National Stock Exchange in India.  Our ADSs are listed on the New York Stock Exchange under the symbol MTE, see Item 9C “Markets” below. Each ADS represents two equity shares. The Bank of New York Mellon serves as a depositary with respect to our ADSs traded on the market.  See Item 12D. “American Depositary Shares” in this report.

MARKET PRICE INFORMATION

The following table sets forth the high and low closing prices on The Stock Exchange, Mumbai for our equity shares for the periods indicated:

	Share price (Rs.)
Calendar period	High	Low

2008 Fiscal Year	219.45	112.60
2009 Fiscal Year	116.00	51.75
2010 Fiscal Year	123.70	65.80
2011 Fiscal Year	78.20	38.00
2012 Fiscal Year	53.00	22.50

2011 Fiscal Year
First Quarter	78.20	51.80
Second Quarter	70.35	55.00
Third Quarter	72.75	49.55
Fourth Quarter	58.45	38.00

2012 Fiscal Year
First Quarter	53.00	40.80
Second Quarter	48.80	31.45
Third Quarter	32.20	22.50
Fourth Quarter	35.70	22.70

Last Six Months
January 2012	31.50	22.70
February 2012	35.70	28.30
March 2012	34.90	26.40
April 2012	28.90	24.10
May 2012	25.90	21.10
June 2012	23.80	21.70
July 2012 (through July 27)	30.80	20.70

On July 27, 2012, the closing price of our equity shares on The Bombay Stock Exchange was Rs.29.25.

The table below shows the high and low closing prices on the New York Stock Exchange for our ADSs for the period indicated.

	ADS price
Calendar Period	High US$	Low US$

2008 Fiscal Year	10.75	4.62
2009 Fiscal Year	5.80	2.25
2010 Fiscal Year	5.02	2.69
2011 Fiscal Year	3.49	1.82
2012 Fiscal Year	2.43	0.79

Calendar Period
2011 Fiscal Year
First Quarter	3.49	2.26
Second Quarter	3.04	2.63
Third Quarter	3.15	2.32
Fourth Quarter	2.65	1.82

2012 Fiscal Year
First Quarter	2.43	1.82
Second Quarter	2.18	1.19
Third Quarter	1.35	0.79
Fourth Quarter	1.38	0.83

Last Six Months
January 2012	1.22	0.86
February 2012	1.38	1.10
March 2012	1.31	1.00
April 2012	1.09	0.89
May 2012	0.94	0.71
June 2012	0.87	0.76
July 2012 (through July 27)	1.12	0.77

On July 27, 2012, the closing price of our ADSs on the New York Stock Exchange was US$1.06.

9B.  Plan of Distribution

Not applicable

9C.  Markets

Our outstanding equity shares are listed on several Indian stock exchanges and were first quoted on The Stock Exchange, Mumbai on May 13, 1993.  Our equity shares are also traded on the National Stock Exchange in India.  Our ADSs are listed on the New York Stock Exchange.

On March 30, 2012, the closing price of our ADSs on the New York Stock Exchange was U.S.$1.02  per ADS.  Our NYSE symbol is MTE.  Each ADS represents two equity shares. The Bank of New York Mellon serves as a depositary with respect to our ADSs traded on the market.

In January 2012, the NYSE advised us that the stock price of our ADSs fell below the NYSE continued listing criteria for minimum price of $1.00 per share over a 30 days period and that failure to cure would result in delisting. In March, 2012, we cured the minimum price deficiency. However, in June 2012, the NYSE advised us of a new price deficiency. We are considering our options of delisting our ADSs from the NYSE and terminating our reporting with the SEC, subject to meeting one of the applicable standards.  A delisting from the NYSE could reduce the liquidity of our ADSs. A termination in SEC reporting to become “information supplying” under an exemption from the SEC reporting would reduce the information about us available to US investors. See Item 12D. “American Depositary Shares” in this report.

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

The Securities and Exchange Board of India

India’s stock exchanges are regulated by the Securities and Exchange Board of India (“SEBI”) under the Securities and Exchange Board of India Act, 1992, the Securities Contracts (Regulation) Act, 1956, and the Securities Contracts (Regulation) Rules, 1957.  The Securities Contracts (Regulation) Rules regulate the recognition of stock exchanges, the qualifications for membership and the manner in which contracts are entered into and enforced between members.

The main objective of the SEBI, which was established by the government of India in February 1992, is to promote the development of and regulate the Indian securities markets and protect the interests of investors.  The SEBI may make or amend an exchange’s bye-laws and rules, overrule an exchange’s governing body and withdraw recognition of an exchange.  In the past, the SEBI’s regulation of market practices was limited.  The Securities and Exchange Board of India Act, 1992 granted the SEBI powers to regulate the business of Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organizations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies.  The SEBI has also issued:

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

The Securities Contracts (Regulation) Act has been amended to include derivatives of securities and instruments of collective investment in the definition of “securities.” This has been done with a view to develop and regulate the markets for derivatives.  Trading in index-linked futures currently takes place on the National Stock Exchange and The Stock Exchange, Mumbai.  Trading in individual stock futures that have been notified by SEBI is now permitted.  The Securities Contracts (Regulation) Rules 1957 were amended on June 4, 2010 to make it mandatory for all listed companies in India to have a minimum public shareholding of 25%.

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

The SEBI has issued detailed guidelines concerning disclosures by public companies and investor protection.  These guidelines permit existing listed companies to price freely their issues of securities, though the pricing of initial public offerings is subject to certain restrictions.  All new issues governed by the SEBI guidelines are conditional upon a minimum subscription requirement of 90.0% of the securities being issued.  Promoters of companies are required to retain a certain minimum certified holding of equity share capital, which is subject to a lock-in for three years.  Further, existing shareholders of the company, who are not promoters, are subject to a lock-in of one year from the date of the initial public offering.  No issuance of bonus shares is permitted within 12 months of any public issue or rights issue.

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

Under the standard terms of stock exchange listing agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of the company’s obligations under such agreement, subject to the company receiving prior notice of the intent of the exchange.  In the event that a suspension of a company’s securities continues for a period in excess of three months, the company may appeal to the SEBI to set aside the suspension.  The SEBI has the power to veto stock exchange decisions in this regard.

The SEBI has issued the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003, which sets forth the procedure for delisting of securities in the following circumstances:

•	voluntary delisting sought by the promoters of a company;

•
any acquisition of shares of the company or a scheme of arrangement, by whatever name referred to, consequent to which the public shareholding falls below the minimum limit specified in the listing conditions or listing agreement that may result in delisting of securities;

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

It is estimated that the two major exchanges, The Bombay Stock Exchange and the National Stock Exchange, account for more than 90% of the market capitalization of listed Indian companies.  The Bombay Stock Exchange and the National Stock Exchange account for a majority of trading volumes of securities in India.  The Bombay Stock Exchange and National Stock Exchange together hold a dominant position among the stock exchanges in terms of number of listed companies, market capitalization and trading activity.

There are generally no restrictions on price movements of any security on any given day.  However, to restrict abnormal price volatility, the SEBI has instructed stock exchanges to apply daily circuit breakers. A circuit breaker is the system which stops to trade in stock market when prices move after a specific level. There are mainly two types of circuit breakers. One is index wise circuit breakers and other is stock wise circuit breakers. The index-based market-wide circuit breaker system applies at three stages of the index movement, either way viz. at 10%, 15% and 20%. These circuit breakers when triggered bring about a coordinated trading halt in all equity and equity derivative markets nationwide. The market-wide circuit breakers are triggered by movement of either the BSE Sensex or the NSE S&P CNX Nifty, whichever is breached earlier. If any of these circuit breaker thresholds is reached, trading in all equity and equity derivatives markets nationwide is halted.

Further, margin requirements are also imposed by stock exchanges that are required to be paid at rates fixed by the stock exchanges.  The Indian stock exchanges can also exercise the power to suspend trading during periods of market volatility.

A settlement cycle is an account period for the securities traded on a stock exchange.  At the end of the period, obligations are settled, i.e., buyers of securities pay for and receive securities while sellers give securities and receive payment for them.  The obligations are settled on a net basis, i.e., if some security is both purchased and sold in the same settlement cycle then only the net quantity of securities is delivered or received and the net amount of funds paid or received.  Typically, the length of the settlement period is two business days.  The SEBI has specified certain shares to be settled by rolling settlement.  Under rolling settlement, the length of the settlement period is one day.  All stocks trading under the rolling settlement system are settled on a T+2-day basis; trades executed on a Monday are typically settled on the following Monday.  Stocks that are not under the rolling settlement system follow the account period settlement system.

In May 2001, the SEBI announced that all shares included in the new system will trade only in the compulsory rolling settlement system from July 2, 2001.  All outstanding deferred positions under the earlier system would have to be compulsorily liquidated by September 3, 2001.

In 1992, the SEBI promulgated rules and regulations that prescribe conditions for registration of stockbrokers.  A stockbroker may not buy, sell or deal in securities except pursuant to a certificate granted by the SEBI.  The regulations also prescribe a broker code of conduct and rules for the fair treatment of investors by brokers, the procedures for registration, the payment of registration fees, maintenance of appropriate books and records and the right of inspection of the books of the stockbrokers by the SEBI.  Broker liability in cases of default extends to suspension or cancellation of the broker’s registration.  The SEBI has issued registration certificates to over 9,000 stockbrokers who are members of various stock exchanges in India.  Before these regulations, stockbrokers were required to be registered only with the stock exchanges of which they were members.  The SEBI regulations introduced the concept of dual registration of stockbrokers with the SEBI and the stock exchanges, and brought the brokers under regulation for the first time.

The SEBI has enforcement powers over secondary market participants for violation of any provisions of the Securities and Exchange Board of India Act, 1992, the rules and regulations of the Securities and Exchange Board of India, the Securities Contracts (Regulation) Act, 1956, or the rules and regulations made there under.  The SEBI may also take enforcement actions for violations of the Securities Contract Act or rules made there under and rules, regulations and by-laws of the stock exchanges.

The SEBI has also announced SEBI Regularization Scheme, 2002, under which parties who are guilty of violating its (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, will be granted general amnesty on the payment of a fine for each default during the prescribed period of time.

Internet-Based Securities Trading and Services

The SEBI has allowed securities trading over the Internet under the existing legal framework. The regulations seek to allow the Internet to be used as an order routing system through stock brokers registered with the Securities and Exchange Board of India on behalf of clients for executing trades on a recognized stock exchange in India.  Stock brokers interested in providing this service are required to apply for permission to the respective stock exchange and also have to comply with certain minimum conditions stipulated by the SEBI.  Given the limited life of these new regulations to date, it is possible that these regulations will continue to evolve in the future.

Takeover Code

Disclosure and mandatory bid obligations under Indian law are governed by the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (Takeover Code) which prescribes certain thresholds or trigger points that give rise to these obligations.  The Takeover Code is under constant review by the SEBI and was substantially amended in December 2002.

In September 2011, the SEBI notified the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) which replaces Takeover Regulation 1997.

Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our Company.

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

Also, an acquirer, who, together with PAC (Persons Acting in Concert) with him, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose every sale or acquisition of shares representing 2% or more of the shares or voting rights of the company to the company and to the stock exchanges in which the shares of the company are listed within two working days (a) of such acquisition or (b) sale or receipt of intimation of allotment of such shares, as the case may be.

Every person, who together with persons acting in concert with him, holds shares or voting rights entitling him to exercise 25% or more of the voting rights in a target company, has to disclose to the company and to stock exchanges, their aggregate shareholding and voting rights as of the thirty-first day of March, in such target company within seven working days from the end of the financial year of that company.

Under the new Takeover Code, the SEBI has increased the initial threshold limit for open offer from 15% to 25% and increased the size of open offer from 20% to 26% which means the acquisition of shares or voting rights which entitles the acquirer to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer to make an open offer to acquire at least 26% of the total shares of the target company for an offer price which is to be calculated according to the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. Such open offer shall only be for such number of shares as is required to adhere to the maximum permitted non-public shareholding.

New provisions have been introduced by the SEBI in case of increase in shareholding beyond the maximum permissible non-public shareholding due to Open Offer. It means there will be obligation on the acquirer to bring down the non-public shareholding to the level specified and within the time permitted under Securities Contract (Regulation) Rules, 1957 and it shall cause ineligibility to make a voluntary delisting offer under SEBI (Delisting of Equity Shares) Regulations, 2009, unless a period of twelve months has elapsed from the date of the completion of the offer period.

The SEBI has scrapped the non-compete fee or control premium. Any amount paid to the Promoters/Sellers whether as consideration, non-compete fee or control premium or otherwise, shall be added in the offer price and hence public shareholders would be given offer at the highest of such prices.

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. We must comply with the clauses of the listing agreement with Indian stock exchanges regarding any disclosures made to us pursuant to the Takeover Code. However, the provisions of the listing agreements entered into between us and the Indian stock exchanges on which our equity shares are listed will not apply to equity shares represented by ADSs.

Insider Trading

In 1992, the SEBI introduced the new Insider Trading Regulations which require significantly greater disclosure by the company with regard to the trading of the company’s shares.

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

In accordance with Regulations, we have promulgated an internal code of conduct which is applicable to our directors and designated employees for dealings in shares by those directors and designated employees, and with regard to access to unpublished price sensitive information that the directors or the designated employees might have.  The Regulations also require us to follow strict information disclosure requirements on a need to know basis.

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

Securities Transaction Tax (STT)

In July 2001, the government of India introduced securities transaction tax (STT) in the Indian financial markets. Under the proposal, every transaction in securities in a recognized stock exchange in India would attract a turnover tax of 0.15%. It was made applicable to the purchase or sale of equity shares, derivatives, units of equity-oriented funds through a recognized stock exchange in India or the sale of a unit of an equity-oriented fund to a mutual fund.  Since June 2006, the STT is payable equally by the purchaser and seller at 0.125% of the transaction value on delivery based transactions entered into on a recognized stock exchange. On non-delivery based transactions in equities or units of an equity oriented fund it is payable by the seller at 0.025%. In case of sale of options in securities, STT is levied at the rate of 0.017% of the option premium to be paid by the seller. In case of sale of options in securities where the option is exercised, the STT is levied at 0.125% of the settlement price and is paid by the purchaser. In case of sale of futures in securities, the STT at 0.017% is to be paid by the seller. In the case of sale of units of an equity oriented fund to the mutual fund, it is payable by the seller at 0.25%. The STT is to be collected by the Recognized Stock Exchange for taxable securities or prescribed person the mutual funds in case of sale of units to the mutual funds and paid to the Government. The government of India in the Finance Bill 2012 reduced the STT as of July 1, 2012 from the existing 0.125% to 0.1% on cash delivery transactions.

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

Dividends may be paid only out of our profits for the relevant year, after transfer to our reserves of a percentage of our profits for that year of not less than 2.5%.  The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for that year out of our accumulated profits, subject to certain limitations.  In the event of payment of a dividend, a dividend tax of approximately 16.223% (inclusive of Education Surcharge) of distributed profit for a relevant period would be payable by us.

The following table sets forth, for the periods indicated, the dividend per equity share and per global depositary receipt and the total amount of dividends paid on the equity shares, both exclusive of dividend tax.

For fiscal year	Dividend per equity share	Dividend per ADS/GDR	Total amount of dividends paid
2012	(Rs.) 0	(Rs.) 0	(million of Rupees) 0
2011	0	0	0
2010	0	0	0
2009	1.0	2.0	630
2008	4.0	8.0	2,520

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

Free Distribution of Equity Shares

In addition to permitting dividends to be paid out of current or retained earnings, the Companies Act permits us to distribute bonus shares(stock dividend) to shareholders.  Upon any distribution of bonus shares, an amount equal to the face value of the bonus shares to be distributed is transferred from the general reserve or share premium account to share capital.  The bonus shares must be distributed to shareholders in proportion to the number of equity shares owned by them. The SEBI has issued various guidelines for issuance of bonus shares by a listed company, the notable among them are:

•	The issue shall be made out of uncommitted reserves only.
•	Bonus issue shall not be in lieu of dividend
•	It shall not be out of any reserves created from revaluation of fixed assets.
•	Bonus issue shall not be made, unless the partly paid shares, if any, existing are made fully paid up.
•	The company should not have defaulted in payment of any interest or principal in respect its fixed deposits and interest on debentures or redemption of debentures.
•	The company should not be defaulted in payment of its statutory dues to the employees such as contribution to PF, gratuity, bonus, minimum wages, workmen’s compensation, retrenchment, payment to contract labor etc.
•
The bonus issue shall be implemented within a period of 15 days after the date of approval of the BoD, it does not require the shareholders’ approval for capitalization of profits or reserves for making bonus issue as per the AoA of the company. However, if the company is required to get the shareholders’ approval as per AoA of the company for capitalization of profits or reserves, the bonus issue shall be implemented within two months from the date of the meeting of the BoD.

•
Consequent upon bonus issue if the subscribed or paid up capital of the company exceed the authorized capital, then a resolution shall be passed by the company at its GM for increasing its authorized capital to that extent.

Preemptive Rights and Issue of Additional Shares

Subject to the approval of the President of India, we may by ordinary resolution increase our share capital by the issue of new shares or create a new class of shares.  In addition, the rights attached to the shares of any class may be varied with the consent of not less than three-fourths of the issued shares of that class.  The Companies Act gives shareholders the right to subscribe for new shares in proportion to their existing shareholdings unless otherwise determined by a special resolution to that effect adopted at a general meeting of shareholders.  We must offer shares to existing shareholders by notice specifying the number of shares offered and the date, within 15days from the date of offer, by which the offer must be accepted.  The board of directors is entitled to distribute the shares in respect of which preemptive rights have not been exercised in the manner that it deems most beneficial to us.

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

This year’s annual general meeting is scheduled to be held in September 2012.

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

Following introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in certain circumstances, the shares of a company are freely transferable, subject only to the provisions of Section 111A of the Companies Act.  Pursuant to Section 111A, if the transfer of shares is in contravention of any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued there under or the Sick Industrial Companies (Special Provisions) Act, 1985, or any other Indian laws, the Company Law Board/Tribunal (a statutory body which administers the Companies Act) may, on application made by an investor, the SEBI or certain other parties, direct the rectification of the register of members.  The Company Law Board/Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares, before making or completing its inquiry into the alleged contravention.  Pending the inquiry, the rights of a holder to transfer the shares would not be restricted, although the voting rights attached to the shares may remain suspended by an order of the Company Law Board/Tribunal.

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the rules and procedures laid down by SEBI.  These regulations provide the regime for the functioning of the depositaries and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system.  Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty. However, a stamp duty to the extent of 0.25% of the value of the shares (regardless of the consideration paid) is payable on the transfer of shares in physical form.

The SEBI has notified our equity shares for trading and settlement only in book-entry form for all investors, except for transactions made outside and which are not required to be reported to the stock exchange.  Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositaries established under the Depositaries Act, 1996.  Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant.  Upon delivery, the equity shares shall be registered in the name of the relevant depositary on our books in book-entry form and this depositary shall enter the name of the investor in its records as the beneficial owner.  The transfer of beneficial ownership shall be effected through the records of the depositary.  The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depositary.

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

Acquisition by MTNL of Our Own Shares

The Companies Act permits an Indian company to purchase its shares in certain circumstances and requires compliance with specific buy-back guidelines specified in the Companies Act and by the SEBI. The buy-back may be (i) from the existing security holders on a proportionate basis through a tender offer, (ii) from the open market or (iii) from odd-lot holders.  Buy-backs through negotiated transactions, whether on a stock exchange or spot transactions, through other private arrangements are not permitted.

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

10C.  Material Contracts

Since April 1, 2009, we have not entered into any material contracts that were not in the ordinary course of business.

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

As of March 31, 2012, approximately 8.29% of our equity shares was held of record by persons with addresses outside of India (including Foreign Institutional Investors who held approximately 2.89% of our equity shares).

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

Taxation of Distributions

Dividends distributed by an Indian company are not subject to tax in the hands of shareholders.  A company paying dividends is subject to payment of a “dividend distribution tax” on the final dividend at the rate of 15% (plus a surcharge of 10% and an add-on tax at the rate of 3%). We do not anticipate paying any dividend for the 2012 fiscal year.

Taxation on Redemption of ADSs

The acquisition of equity shares upon a redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of Equity Shares or ADSs

Any transfer of ADSs or equity shares outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share to a resident of India or where the sale is made inside India will generally give rise to a liability for Indian capital gains tax.  Such tax is required to be withheld at source.    However, any gain arising on the sale of an equity share of a company held for more than 12 months (measured from the date of notice of redemption of the ADS by the depositary) which is a long-term capital gain, will be exempt from tax if the sale is registered on a recognized stock exchange and such transaction of sale is chargeable to Securities Transaction Tax (STT). If such long term capital gain is not chargeable to the STT, the rate of capital gain tax (inclusive of surcharge) will be 21.01% for foreign company and 20.60% for non corporate entity.

Any gain arising on the sale of an equity share of a company held for 12 months or less shall be classified as short-term capital gain, will be subject to capital gain tax (inclusive of surcharge) at 15.76% and 15.45% for foreign company and non corporate entity respectively provided the STT has been paid on such transaction. In case of such transaction is not subject to STT the capital gain tax rate (inclusive of surcharge) shall be 42.02% and 30.90% for foreign company and non corporate entity respectively. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.  During the period the underlying equity shares are held by non-resident investors on a transfer from the Depositary upon redemption of ADRs, the provisions of the Avoidance of Double Taxation Agreement entered into by the government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares.  The double taxation treaty between the United States and India does not provide U.S.  residents with any relief from Indian tax on capital gains.

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

Stamp Duty

A transfer of ADSs is not subject to Indian stamp duty.  Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares at the date of registration.  Similarly, a sale of equity shares by an investor would be also subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser.  However, our equity shares are mandatorily deliverable in uncertificated form and under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in uncertificated/dematerialized form.

Other Taxes

At present, there are no taxes on wealth, gifts and inheritance which may apply to the ADSs and underlying equity shares.

Service Tax

Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares has been subject to a service tax 12.36%.  The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

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

General

For purposes of United States federal income taxation, a holder of ADSs will be treated as the owner of his proportionate interest in the underlying equity shares held by the depositary.  Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder’s proportionate interest in equity shares, a holder’s tax basis in the withdrawn equity shares will be the same as his tax basis in the ADSs surrendered in exchange therefore, and such holder’s holding period in the withdrawn equity shares will include the period during which the holder held the surrendered ADSs. The following discussion assumes that we will not be classified as a PFIC for United States federal income tax purposes.  For further PFIC considerations, see “—PFIC Considerations” below.

U.S. Holders

Taxation of Dividends.     Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S.  Holder upon receipt.  Cash distributions paid by U.S.in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S.  Holder’s adjusted tax basis in his ADSs or equity shares, and thereafter as gain from the sale or exchange of a capital asset.  Dividends paid in Indian rupees will be includible in income in a United States dollar amount based on the United States dollar-Indian rupee exchange rate prevailing at the time of receipt of such dividends by the U.S. Holder (in the case of equity shares) or the depositary (in the case of ADSs).  A U.S. Holder who receives payment in Indian rupees and converts those Indian rupees to U.S. dollars at an exchange rate other than the rate in effect on such date would have a foreign currency exchange gain or loss, which would be treated as ordinary gain or loss.  Dividends received on the ADSs or equity shares will not be eligible for the dividends received deduction allowed to corporations.

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

Subject to certain limitations, “qualified dividend income” received by a non- corporate U.S. Holder in tax years beginning on or before December 31, 2012 will be subject to tax at a reduced maximum tax rate of 15%.  Distributions taxable as dividends paid on ADSs or equity shares should qualify for the 15% rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and India (the “Treaty”) or (ii) the ADSs or equity shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that our ADSs currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that they will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations.  There are complex rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ADSs or equity shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to dividends in respect of equity shares or ADSs or the proceeds received on the sale, exchange, or redemption of equity shares or ADSs paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding (currently at 28%)  may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number to us or our payment agent or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

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

10F.  Dividends and Paying Agents

Not applicable.

10.G  Statement by Experts

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

In addition, documents referred to in this Form 20-F may be inspected at our corporate offices at 12th Floor, Jeevan Bharati, Tower-1, 124 Connaught Circus, New Delhi, India.  Information about us is also available on our website http://www.mtnl.net.in, but it does not constitute any part of this report.

10I.  Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2011 and 2012, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements.  To reduce credit risk, we perform ongoing credit evaluation of our customers.  As of March 31, 2011 and 2012, BSNL and the DoT accounted for more than 10% of total receivables.

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

Exchange Rate and Interest Rate Risk

We are not exposed to any material foreign currency exchange risk as our revenues and expenses are primarily in Indian rupees. In recent years we have raised long term debt to finance our capital expenditure in respect of obtaining the 3G & BWA licences. We also drawing the facility of short term borrowings from banks to meet our working capital requirements. The majority of our borrowings carry floating interest rate as decided by banks which is Base Rate + premium. The Base Rate can be changed by banks by taking into the account the cost of deposits and the cost of keeping aside cash to meet statutory requirements. As a result, we are exposed to interest rate risk since all our borrowing programs are unhedged as on March 31, 2012 and any upward change in the Base Rate  by the banks may increase our interest cost. A 1% increase in the interest rates on our unhedged floating rate long-term debts as on March 31, 2012 would have an  increase in interest cost of 70 million and a 1% decrease in the interest rates on our unhedged floating rate long-term debts as on March 31, 2012 would have reduction in interest cost of 70 million.

Fair Value

The fair value of our current assets and current liabilities approximate their carrying values because of their short-term maturity.  Such financial instruments are classified as current and are expected to be settled within the next twelve months.

The approximate fair value of investments in held to maturity securities, as determined by using current interest as of March 31, 2012 is Rs.2,004 million as compared to their carrying amount of Rs.2,500 million.

The approximate fair value of loans to employees, as determined by using current interest as of March 31, 2012 is Rs.1,449 million as compared to their carrying amount of Rs.1,703 million.

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

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses it incurs that are related to the establishment and maintenance expenses of our ADS program. The Depositary has agreed to reimburse us for its continuing annual stock exchange listing fees, including U.S.$38,000 for each of the 2011 and 2012 listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the Depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the Depositary collects from investors.

From July 1, 2011 to June 30, 2012, we received U.S.$38,000 from the Depositary for reimbursement for the 2011 annual stock exchange listing fees, and U.S.$15,871 for NRA tax gross-up.  In addition, the Depositary waived its standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls),which fees would have been at a rate of U.S.$2,500 a month, and also waived the cost of its ADR Insight program, which fees would have been at a rate of U.S.$6,500 per month.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Our management, under the supervision of and with the participation of our Chairman and Managing Director, as Chief Executive Officer (CEO), and our Director-Finance, as Chief Financial Officer (CFO), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) on March 31, 2012, the end of the period covered by this report.  Based on such evaluations, our CEO and CFO have concluded that as of March 31, 2012, some of our disclosure controls and procedures were not effective for the reasons explained below.

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

Management, under the oversight of the Audit Committee, has conducted an assessment of the effectiveness of internal controls over financial reporting as of March 31, 2012 based on the criteria established in Internal Controls – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

The internal controls were in operation during the reporting period from April 1, 2011 to March 31, 2012. The internal controls identified by the management were comprehensively tested by the core team assisted by an independent firm of accountants and supported by the internal auditors, who are independent firms of accountants. The nature of controls assessed were:

1. Entity Level Controls, which include aspects such as control environment, information and communication, monitoring, risk assessment, control activities, addressing the various important COSO attributes;

2. Process Application and Transactions, which include various revenue processes, and other processes like operating expenditures, fixed assets, inventory, cash disbursement, treasury, taxation and financial statement consolidation procedures in both Mumbai and Delhi units, Basic and Mobile Units, as well as in our corporate office; and

3. Broadband Operations, which include updating tariff plans in the billing operations.

4. Information Technology General Controls, which include IT processes like logical security, end user computing, computer operations, change management, physical security and service level agreement, tested at both Mumbai and Delhi units.

Based on its assessment, management has concluded under the supervision of and with the participation of Chairman-and-Managing Director, as Chief Executive Officer (CEO), and Director-Finance, acting as Chief Financial Officer (CFO), that as of March 31, 2012, the end of the period covered by the report, the internal controls over periodical reporting were not effective. There were material weaknesses related to accounting and reconciliation of customer (subscriber) deposits, balance confirmation of related party transactions with the Department of Telecommunications (DoT) and Bharat Sanchar Nigam Limited (BSNL), Broadband Operations and Information Technology General Controls. These deficiencies may cause a misstatement in the annual financial statements which may not be prevented or detected. Management’s conclusions on the significant deficiencies are stated below:

I.	Subscriber Deposits

The accounting of subscriber deposits was identified by management as one of the key deficit areas in the 2008, 2009, 2010 and 2011 fiscal years, and it also continued to be deficient in the 2012 fiscal year. Specifically, the reconciliation of subscriber-wise listing and the balances of deposits as per the Customer Services Management System (CSMS) and the books of accounts were not fully adequate. The transactions have not been tallied with the books of account in case of Basic (Landline) Services at Delhi. Management and the units have identified that this deficiency is largely due to the legacy inherited at the time of migration from manual accounts to CSMS in the earlier years and subsequent manual adjustments of refunds out of the system.  Accordingly, management has concluded that, as of March 31, 2012, we did not maintain effective control over the accounting of deposits received from subscribers at Delhi units in case of Landline services.  Management has however taken reasonable measures during the 2012 fiscal year to ensure that this deficiency was adequately considered while preparing the financial statements for the 2012 fiscal year. The Delhi unit is in the process of reconciliation of current period as well as earlier period of deposits. This control deficiency could result in a misstatement to the current and non-current portion of subscriber deposits.

II.	Related Party Transactions

The accounting of transactions with our related parties, consisting of transactions with the DOT and BSNL, is being done on the basis of the existing instructions issued from time to time by the controlling department of the government of India and other related guidelines as well as existing regulations. These guidelines require identification of transactions and/or issues under dispute and also lay down the methodology to resolve the same. There is no practice of obtaining balance confirmation for the outstanding balance at the year end, in our books and records, from such related parties and also to reconcile the said balance as per our books of accounts.  The overall balances pertaining to these related parties are not reconciled with the balances as per the books of account of such related parties..  Management took appropriate measures during the 2012 fiscal year to ensure that this deficiency was adequately considered while preparing the financial statements. Accordingly, management has concluded that, as of March 31, 2012, we did not maintain adequate control over the accounting for dues to and from related parties. Specifically, our controls were ineffective as to the process of obtaining period end account balance confirmations and reconciliation thereof. This control deficiency could result in a misstatement of the balances of dues to/from related parties and the corresponding revenue and cost of revenue.

III.	Broadband Operations

During the review of broadband PAT operations in Delhi, it was observed that controls were not adequate in case of updating of approved tariff plans by authorized personnel in the billing system, namely elite and core.  Further, certain other controls need improvement, like ensuring that all customers have been updated in the billing system, bills are generated for all the customers using correct data based upon actual usage, control over revenue recognition in the financial books, and review system of suspension and disconnection of customers.  This control deficiency could result in a misstatement of cthe corresponding revenue.

IV.	Information Technology General Controls

During the review of our Information Technology General Controls (ITGC), management has identified and concluded that, as of March 31, 2012, there were certain ineffective controls in the area of Information Technology General Controls. The IT security policy and procedures require further strengthening and implementation with reference to controls related to (i) assigning IT Security officer/s to monitor IT processing activities (including system privileges and access controls) and submit periodic reports to management and the Board of Directors and/or Audit Committee, (ii) back up practices, and (iii) appointment of independent auditors for audit of IT areas and controls.

The policy of using passwords has been prepared and adopted. However, the password controls have not yet been implemented for application ability at Mumbai Units and CSMS, CBCRM, Interconnect Billing System (ICB), Inventory Management System (IMS), Broadband and Lease Circuit Management System (LCMS) application in the Delhi unit.  During the year under review, in the case of Mumbai and Delhi units, audit trails have been enabled in Web Based Financial Management System (WFMS) application but were not enabled in CSMS, IMS, CBCRM applications.  Overall audit trails generation, review and control processes require further strengthening.

In, Broadband and LCMS application, the user authority matrix is not defined, the process of offsite data storage does not exist and the functioning of help desk is not adequately monitored.  In Broadband and LCMS application, Back up procedure, reconciliation of backup tapes and restoration procedure were not in place and access control system was not in place at data centers of Broadband and LCMS.

Control related to Broadband application needs to be more strengthened in the Delhi unit as 22 controls pertains to it were noticed ineffective, which resulted in an overall decrease in effectiveness by 10%.

Though management has determined that there were no instances of unauthorized access/events, this control deficiency could result in unauthorized access to key applications and databases. These control deficiencies lead to the risk of breaches of security or errors remaining unnoticed and not rectified.  These deficiencies could also lead to the risk of misstatement of financial statements.

However, the review of financial statements at the unit and corporate level in the FMS system pre-empted any such possible errors in preparation of financial statements in the 2012 fiscal year.

Management has initiated preparation of the Business Continuity Management (BCM) Plan to address business interruptions on their occurrences.  However, in the Delhi unit, there has been only initial progress on preparation of the Plan while the implementation, identification of teams, assigning of roles and responsibilities, training, mock drills, business impact assessment, recovery procedures, etc. are pending due to the completion of the BCM strategy. We have an insurance policy that covers critical business interruptions, loss of human life and loss of assets incurred due to disaster.

P. Parikh & Associates, the independent registered public accounting firm, has audited our consolidated financial statements in this annual report on Form 20-F, and has also issued their report, included herein, on management’s assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting as of March 31, 2012.

(c)	Attestation report of the registered accounting firm

See Item 18. “Financial Statements” for the attestation report of P. Parikh & Associates, the independent registered public accounting firm that audited our financial statements included in this report.

(d)	Changes in internal control over financial reporting

We have undertaken certain initiatives and remedial action during the 2010, 2011 and 2012 fiscal years on the material weaknesses disclosed above and as disclosed in prior reports. Additional remedial action is being undertaken and is expected to be completed in the 2013 fiscal year.  The remedial actions taken include: (i) subscriber deposits are reconciled for the Mobile Services (MS) units both in Delhi and Mumbai and in basic services at Mumbai, while in case of basic units at Delhi the reconciliation process is ongoing; (ii) password controls are being implemented for most of the applications as per IT security policy; (iii) Initial Business Continuity Management Plan being prepared and (iv) audit trails generation are being enabled for certain IT applications.

Subscriber Deposits

In respect of reconciliation of the subscriber deposits, management has directed both the Delhi and Mumbai units to complete the reconciliation on high priority basis, including linking of the debtor accounts to deposits. It was decided that only the reconciled data will be migrated to the new convergent billing system, which is likely to be operational by March 2013. In case of both Mumbai and Delhi units, MS-CDMA services have completed the subscriber deposit reconciliation, and in land line services the Mumbai unit completed the reconciliation in the 2012 fiscal year and the Delhi basic service unit is in process of reconciliation.

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

2.	A joint committee of senior officers of the DT and us is monitoring the progress.

In respect of transactions and balances with BSNL, the following steps have been undertaken as part of the ongoing process since last year:

1.	Both the Mumbai and Delhi units have been directed to reconcile claims payable and receivable with BSNL.

2.	At both Mumbai and Delhi units, senior level officers have exchanged various correspondences and organized meetings with BSNL for obtaining balance confirmation and to resolve the same.

3.	At the corporate level, a formal committee of senior officers of the Company, BSNL and the DoT is monitoring the progress.

 It may be noted that there is a periodic monitoring on these matters by the government of India. In a recent development, we furnished all necessary details and data to the DoT as part of the issue resolution process.

The balances receivable from and payable to related parties are:

	As of March 31,
	2011		2012
	Receivables	Payables	Receivables	Payables
	(Millions of rupees)		(Millions of rupees)

DoT (note i)	24,472	2,550	25,514	2,646
BSNL (note ii)	20,376	17,287	25,349	20,494
VSNL (note ii)	0	0	0	0
Due from / to Related Parties	44,848	19,837	50,864	23,140
Less: Current Portion	0	2,550	0	2,646
Due from / to Related Parties, non-current portion	44,848	17,287	50,864	20,494
Due from / to Related Parties - Current Million of U.S. $ Unaudited	346	228	0	52
Due from / to Related Parties - Non Current Million of U.S. $ Unaudited	523	2,549	999	403

Broadband operations

As noted material weaknesses were observed in Broadband operations and the following action will be taken to overcome these weaknesses:

•	A reconciliation will be carried out between approved plan vis-à-vis plans updated in the system.
•	Approved User-wise access list with the Authority matrix will be defined for Elite core and portal.
•	A reconciliation will be carried out between total customer created in Elite core and portal and CSMS on monthly basis.
•	A reconciliation will be carried out between the billing summary report of Elite core and portal with billing summary of CSMS.
•	Reconciliation between revenue booked as per Ledger (WFMS) and Sub ledger (Elite core and portal) will be done.

Information Technology General Controls

We have adopted a detailed and formal IT Security policy.  Certain areas in the IT security policy and procedures require further strengthening and implementation with reference to controls related to (i) assigning IT Security officer/s to monitor IT processing activities and submit periodic reports to management and the Board of Directors and/or Audit Committee, (ii) back up practices, and (iii) appointment of independent auditors for audit of IT areas and controls. Though delayed, these areas are to be strengthened and implemented by December 2012.  The initial Business Continuity Management Plan was prepared, and efforts are being made on a continuous basis to expedite the complete implementation of BCM strategy.

Some of these remedial actions could not be undertaken earlier due to delay in implementation of comprehensive convergent billing system, which had been scheduled to be functional by March 31, 2008, and is now expected to be functional by March 31, 2013.

Item 16.  Reserved

Item 16A.                      Audit Committee Financial Expert

The current members of our Audit Committee are T.S. Narayanasami  as Chairman, V.S. Iyer,  and Adit Jain.  Each of them is considered a “financial expert”, as defined by applicable rules of the SEC and the NYSE.

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

Item 16C.                      Principal Accountant Fees and Services

M/S P. Parikh & Associates, Chartered Accountants, has served as our independent registered public accounting firm since the 2008 fiscal year.

Audit Fees

The following table sets forth the remuneration that we paid to M/S P. Parikh & Associates for the 2011 and 2012fiscal years in million Rs.:
	2011		2012

Audit Fees (1)	Rs.	5.5	Rs.	5.5
All Other Fees		-		-
Total	Rs.	5.5	Rs.	5.5

(1)      includes audit opinion for 2011 and 2012.

Audit fees represent fees for professional services rendered for the audit of the consolidated financial statements prepared in accordance with US GAAP.  Audit fees are fees agreed upon with M/S P. Parikh & Associates for the 2011 and 2012fiscal years, (including related expenses) for the audit of our annual consolidated financial statements.  We did not pay any amounts to M/S P. Parikh & Associates for the 2011 and 2012 fiscal years for non audit-related fees, tax fees or other fees.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we, nor any affiliated purchaser, made any purchase of our equity securities in the 2012 fiscal year.

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

●
A majority of the board must consist of independent directors.  Independence is defined by various criteria including the absence of a material relationship between the director and the listed company or its affiliates.

Six of our twelve directors are deemed “independent directors” under Indian law.  Of the remaining directors, four are senior officers, including the Chairman and Managing Director and two are officers of the Department of Telecommunications.  See Item 6A.  “Directors and Senior Management” in this report.

●	The non-management directors must meet at regularly scheduled executive sessions without management.	We do not have a procedure for our non-management directors to meet periodically without management. Under Indian law, there is no such requirement.

Audit Committee

●
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

●	The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.	All the Audit Committee members are financially literate.

●
Each listed company must have disclosed whether their Board of Directors has identified an audit committee financial expert (as defined under applicable rules of the SEC), and if not the reasons why the board has not done so.
The Audit Committee has identified all of its members as “financial experts” (as defined under applicable rules of the SEC).

●	The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	Clause 49 of the Indian Listing Agreement addresses the duties, role and responsibilities of the Audit Committee.

●
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

●
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

●
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
●
The committee must also meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors and review with the independent auditor any audit problems or difficulties and management’s response.
We comply with this standard as we have an internal audit function.

Other Committees
●	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.
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

●	Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.
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

Business Codes

●	Corporate Governance Guidelines	We have established a “Code of Conduct” for directors and senior management personnel.

●	Listed companies must adopt and disclose corporate governance guidelines.
We have adopted corporate governance guidelines as prescribed in Clause 49 of the Indian Listing Agreements.  Every year we issue a Corporate Governance Report.  That Report is part of our Annual Report and is publicly available.

Code of Business Conduct and Ethics

●	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for our directors, officers and employees. This Code is posted on our website.

Item 16H.      Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-42 which include the following:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of March 31, 2011 and 2012

•	Consolidated Statements of Operations for the Years ended March 31, 2010, 2011 and 2012

•	Consolidated Statements of Shareholders’ Equity for the Years ended March 31, 2010, 2011 and 2012

•	Consolidated Statements of Cash Flow for the Years ended March 31, 2010, 2011 and 2012

•	Notes to the Consolidated Financial Statements

Item 19.	Exhibits

Number	Description of Exhibit
1.1	Memorandum and Articles of Association of the Registrant, as amended on January 31, 2002. *
2.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the holders from time to time to American Depositary Shares issued there under, including as an exhibit, the form of American Depositary Receipt.**

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

Date:  August 13, 2012

EXHIBIT INDEX

Number	Description of Exhibit
1.1	Memorandum and Articles of Association of the Registrant, as amended on January 31, 2002.*
2.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the holders from time to time to American Depositary Shares issued there under, including as an exhibit, the form of American Depositary Receipt.**

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

We have audited the accompanying consolidated Balance Sheet of Mahanagar Telephone Nigam Limited and its Subsidiaries (the “Company”) as of March 31, 2012 and March 31, 2011 and the related consolidated Statements of Operations, Shareholders’ Equity and Cash Flow Statement for the years ended March 31, 2012, March 31, 2011 and March 31, 2010 respectively. We also have audited Company’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). These financial statements are the responsibility of the Company’s management. The management of the Company is also responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting as included in the accompanying management’s report on assessment of effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) – United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that:

a.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and

c.
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

1.
The Company did not maintain effective control over the accounting of deposits received from subscribers at Delhi units in case of Landline services. There is no reconciliation of the balance of deposits as per CSMS system and the books of accounts. This control deficiency could result in a mis-statement of the current and non-current portion of Land Line customer deposits.

2.
The Company did not maintain effective control over the accounting of dues from and to related parties, i.e. Department of Telecommunication (DoT) and Bharat Sanchar Nigam Limited (BSNL). There is no practice of obtaining balance confirmation for the outstanding balance at the year end in the books of accounts of the Company from such related parties. The overall balances pertaining to these related parties are not reconciled with the balances as per the books of account of such related parties. This control deficiency could result in a misstatement to the balances of dues from/to related parties and the corresponding revenue and cost of revenue.

3.
During the review of broadband PAT operations in Delhi, it was observed that controls were not adequate in case of updation of approved tariff plans by authorized personnel in the billing system, namely elite and core. Further, certain other controls need improvement like ensuring that all customers have been updated in the billing system, bills are generated for all the customers using correct data based on actual usage, control over revenue recognition in the financial books, and review system of suspension and disconnection of customers. This control deficiency could result in a misstatement of the corresponding revenue. The total revenue of broadband Delhi is Rs. 2,955.05 million for the fiscal year 2011-12.

4.	There were ineffective controls in the area of Information Technology General Controls (“ITGC”), which includes

i.	Password Controls – The policy of using password has not been implemented for application ability at both Delhi and Mumbai units and Inventory Management System (“IMS”) application at the Delhi Unit.

ii.	The IT security policy and procedures require further strengthening and implementation with reference to controls related to:

•
assigning IT Security officer/s to monitor IT processing activities (including system privileges and access controls) and submit periodic reports to management and the Board of Directors and/or Audit Committee

•	back up practices, and

•	appointment of independent auditors for audit of IT areas and controls.

iii.	Audit trails were not enabled in CSMS, IMS, Code Division Multiple Access (CDMA) and UNICON applications.

iv.
In, Broadband and LCMS application, the user authority matrix is not defined, the process of offsite data storage does not exist and the functioning of help desk is not adequately monitored.  In Broadband and LCMS application, back up procedure, reconciliation of backup tapes and restoration procedure were not in place and access control system was not in place at data centers of Broadband and LCMS.

v.	Controls related to Broadband application in Delhi needs to be strengthened which resulted in a substantial overall decrease in effectiveness at the Delhi Unit Level.

vi.
There is a deficiency in Implementation of Business Continuity Plan (BCP). At the Delhi Unit Level, the implementation, identification of teams, assigning of roles and responsibilities, training, mock drills, business impact assessment, recovery procedures, etc. are pending. The company only has an insurance policy that covers critical business interruptions, loss of assets and third party liability incurred due to disaster.

The above deficiencies could result in unauthorized access to key applications and databases and could lead to risk of breaches of security or errors remaining unnoticed and not rectified and risk of misstatement in financial statements.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of consolidated financial statements as of March 31, 2012, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In respect of above deficiencies, in our opinion, management’s assessment on not maintaining effective internal control over financial reporting as of March 31, 2012, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

In our opinion, except for the above mentioned deficiencies, the financial statements referred to above present fairly, in all material respects, the financial position of Mahanagar Telephone Nigam Limited as of March 31, 2012 and March 31, 2011, and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2012 are in conformity with accounting principles generally accepted in the United States of America.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
Mumbai, India.

Date: August 8, 2012

MAHANAGAR TELEPHONE NIGAM LIMITED CONSOLIDATED BALANCE SHEETS
	As of March 31,
	2011			2012		2012
	(Indian Rupees in millions, except per share data and as stated otherwise)					Convenience translation into millions of US $ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	1,276	Rs.		908	$18
Short term investments in bank deposits		459			486	10
Accounts receivable, net		1,179			1,050	21
Inventories		1,177			897	18
Unbilled revenues		2,135			2,089	41
Other receivables		10,837			9,602	189
Total current assets	Rs.	17,063		Rs.	15,032	$295
Investments in held to maturity securities		2,419			2,418	48
Investments in affiliates		254			270	5
Property and equipment, net		83,213			81,025	1,592
Intangible assets, net		94,749			88,425	1,738
Due from related parties		44,848			50,864	999
Restricted assets		12			7	0
Other non-current assets		2,491			1,568	31
Total assets	Rs.	245,049		Rs.	239,609	$4,708

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	Rs.	4,090		Rs.	4,049	$80
Dues to related parties		2,550			2,646	52
Short term bank loan		19,217			26,480	520
Accrued expenses and other current liabilities		28,105			30,563	601
Total current liabilities	Rs.	53,963		Rs.	63,739	$1,252
Accrued employee cost		74,491			84,369	1,658
Accounts payable - non current		8,037			8,445	166
Long term bank loan		55,340			70,000	1,376
Dues to related parties		17,287			20,494	403
Non-current portion of customer deposits		8,159			6,461	127
Total liabilities	Rs.	217,277		Rs.	253,507	$4,981

Contingencies and commitments (refer note 25)

Shareholders’ equity
Equity shares, 800,000,000 shares authorized, par value Rs. 10 per share
Issued and outstanding – 630,000,000 and 630,000,000 shares as of March 31, 2011 and 2012 respectively	Rs.	6,300		Rs.	6,300	$124
Additional paid-in capital		6,649			6,649	131
Retained earnings (deficit)		14,515			(27,155)	(534)
Research and development reserve		308			308	6
Total shareholders' equity		27,772			(13,898)	(273)
Total liabilities and shareholders' equity	Rs.	245,049		Rs.	239,609	$4,708

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended March 31,
	2010		2011		2012		2012
	(Indian Rupees in millions, except per share data and as stated otherwise)						Convenience translation into millions of US$ (Unaudited)
Revenues, net	Rs.	35,513	Rs.	36,778	Rs.	33,870	$666
Cost of revenues (excluding depreciation and amortization shown separately below)		(47,938)		(37,781)		(38,042)	(748)
Selling, general and administrative expenses		(17,854)		(13,261)		(14,393)	(283)
Depreciation and amortization		(14,759)		(15,205)		(16,124)	(317)
Excess liabilities written back		568		899		752	15
Income from Operations		(44,471)		(28,570)		(33,938)	(667)
Interest from short term bank deposit		3,986		473		10.17	0
Interest and other income net		3,119		4,463		(7,755)	(152)

Income before unusual items, Income taxes, and share of losses of affiliates		(37,365)		(23,634)		(41,683)	(819)

Income taxes (Refer note 18)		11,806		9,276		(3)	(0)
Equity in (losses) of affiliates		5		15		16	0
Net income	Rs.	(25,553)	Rs.	(32,895)	Rs.	(41,670)	$(819)

Earnings per equity share
Basic and diluted	Rs.	(40.56)	Rs.	(52.21)	Rs.	(66.14)	$(1.30)

Weighted average number of equity shares used in computing earnings per equity share		630		630		630	630

The accompanying notes are an integral part of these consolidated financial statements.

MAHANAGAR TELEPHONE NIGAM LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common stock Equity shares
	No. of shares	Amount		Additional paid-in capital		Retained earnings Restated (Note 3)		Research and development Reserve		Total Stockholders' Equity Restated (Note 3)

	(Indian Rupees in millions, except per share data and as stated otherwise)
Balance as on March 31, 2009 (as previously reported)	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	75,534	Rs.	308	Rs.	88,791

Restatement adjustments (Refer-Note 3)	-		-		-		(2,571)		-		(2,571)

Balance as on March 31, 2009 (As Restated )	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	72,963	Rs.	308		86,220

Net loss	-		-		-		(25,553)		-		(25,553)
Balance as on March 31, 2010	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	47,410	Rs.	308	Rs.	60,667

Net loss							(32,895)				(32,895)
Balance as on March 31, 2011	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	14,515	Rs.	308	Rs.	27,772

Net loss	-		-		-		(41,670)		-		(41,670)
Balance as on March 31, 2012	630,000,000	Rs.	6,300	Rs.	6,649	Rs.	(27,155)	Rs.	308	Rs.	(13,898)
Convenience translation into millions of US $ (unaudited)			$124		$131		$(534)		$6		$(270)

MAHANAGAR TELEPHONE NIGAM LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	2010		2011		2012		2012
	(Indian Rupees in millions, except per share data and as stated otherwise)						Convenience translation into US$ (Unaudited)
Cash flows from operating activities
Net income/ (loss)	Rs.	(25,553)	Rs.	(32,895)	Rs.	(41,670)	(819)
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and Amortization		14,759		15,205		16,124	317
(Profit)/loss on sale of fixed assets		(8)		75		146	3
Deferred taxes		(4,384)		5,421		0	0
Provision for bad and doubtful debts		959		534		860	17
Excess liabilities written back		(568)		(899)		(752)	(15)
Equity in (losses) of equity affiliates, net of taxes		(101)		(31)		(16)	(0)
Changes in assets and liabilities, net							-
(Increase) / decrease in accounts receivables and unbilled revenue		55		119		(684)	(13)
(Increase) / decrease in Inventory		318		315		279	5
(Increase)/ decrease in dues from related parties		(3,618)		(4,925)		(6,015)	(118)
(Increase)/ decrease in other receivables		(3,836)		5,003		2,159	42
(Increase) / decrease in restricted assets		1		2		5	0
Increase/ (decrease) in trade payables		3,809		(3,651)		367	7
Increase/ (decrease) in dues to related parties		2,560		(104,856)		3,303	65
Increase/ decrease in accrued employee cost		26,464		10,365		9,878	194
Increase / (decrease) in accrued expenses and other payables		2,302		(2,042)		1,512	30
Net cash provided by the operating activities		13,158		(112,260)		(14,506)	(285)
Cash flows from investing activities
Purchase of property and equipment, intangible assets		(12,146)		(10,702)		(7,979)	(157)
Proceeds from property and equipment		55		906		220	4
Investment in affiliates and in held to maturity securities		(320)		345		-	-
Investments in / proceeds from short term bank deposits		(1,110)		47,376		(27)	(1)
Net cash used in investing activities		(13,521)		37,924		(7,786)	(153)

Cash flows from financing activities
Proceeds from short term loans (refer note no. 21)		-		75,640		21,835	429
Repayment of short term loans (refer note no. 21)		-		(75,640)		(21,835)	(429)
Bank overdraft		-		19,217		7,263	143
Proceeds from long term loan		-		55,340		14,660	288

Net cash from financing activities		-		74,557		21,923	431
Net increase/(decrease) in cash and cash equivalents		(363)		220		(368)	(7)
Cash and cash equivalents at the beginning of the period		1,419		1,056		1,276	25
Cash and cash equivalents at the end of the period	Rs.	1,056	Rs.	1,276	Rs.	908	$18

Supplementary cash flow information
Cash paid for interest	Rs.	13	Rs.	4,519	Rs.	(9,496)	$(187)
Cash paid/(received) to/from income taxes	Rs.	(1,406)	Rs.	2,608	Rs.	(585)	$(11)

The accompanying notes are an integral part of these consolidated financial statements.

1.	DESCRIPTION OF BUSINESS

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

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”) and presented in Indian rupees (Rs. or `), the national currency of India which is also the functional currency of the Company. For the convenience of the readers, these consolidated financial statements as of and for the year ended March 31, 2012, have been translated into United States dollars at the noon buying rate in New York city on March 31, 2012, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1= Rs.50.89. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate on March 31, 2012 or at any other date.

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

During the year the Company has decided to merge the CDMA unit with the Mobile (GSM) Unit which was earlier part of the Basic Unit.  The resultant change in provision for doubtful debts and CDMA instrument for older more than 180 days in line with the Mobile (GSM) units in comparison of provision for balances older more than three years in accordance with the policy of the Basic Units.  Due to this change in estimate an additional provision of Rs.56.55 million and Rs.65.70 million for provision for doubtful debts and CDMA instruments respectively has been made during the year.

With regard to classification of assets and liabilities into current/non-current assets/liabilities which have been reviewed and changed based on the assessment made in this year of their classification from current to non-current and vice-versa as per ARB43.  Therefore, receivables/payables in all cases wherever required, have been classified as non-current assets and non-current liabilites, during the 2012 fiscal year, respectively as MTNL believes that realization/payment of such of these cases is not reasonably expected to happen within the normal operating cycle of the business as per the assessment done.

(c)	Foreign currency translation
The Indian rupee(“Rupees” or “Rs.” or “”) is the functional currency of MTNL and its domestic subsidiaries and equity affiliates.  Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in results of operations.

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
The Company is holding host of telecommunication licenses for providing various services in Delhi and Mumbai region viz. basic services, mobile services, National long distance (NLD), International Long Distance (ILD) and Internet telephony services for which the Company is paying license fees to the Department of Telecommunications (“DoT”) on Adjusted Gross Revenue (AGR). The percentage of license fees varies depending on type of license. Revenue earned from basic & mobile services entail 10% license fees whereas revenue earned from NLD, ILD & internet services are subject to 6% license fees.

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
MTNL has evaluated its investments in debt and equity securities in accordance with ASC 320 (formerly SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities” and determined that all of its debt securities are to be classified as held-to-maturity (“HTM”). Debt securities are classified as held-to-maturity since management has the positive intent and ability to hold the securities to maturity. Held-to-maturity investments are carried at amortized cost using the effective yield method, adjusted for the amortization or accretion of premiums or discounts, if any. Costs include transaction cost.  Currently all the investments classified as HTM were acquired at face value, without paying any premium or discount or incurring any transaction cost. Realized gains and losses on sale of HTM securities are included in earnings. Dividends and interest on securities are recognized when earned and included in other income.

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

Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate. Property and equipment are being depreciated over their useful lives, which exceed the license term since the Company believes that its licenses will be extended beyond their current term. Intangible assets of entry fees for one time payment for 3G and BWA Spectrum are be amortized over the period of 20 years and 15 years respectively on straight line basis since August 8, 2008, i.e. from the date of allotment of spectrum.

The Company has adopted the provisions of ASC 410 (formerly FASB statement no. 143) “Asset Retirement Obligations”.  At present the Company does not have any material asset retirement obligation.

MTNL has established the estimated useful lives of assets for depreciation purposes as follows:

Land - leasehold	Over the period of the lease

Buildings	30 to 60 Years

Cable and related equipment	20 to 25 Years

Exchanges and related Equipment	10 Years

Other fixed assets	5 to 10 Years

Intangible Assets (3G and BWA Spectrum)	20 years for 3G and 15 years for BWA (since August 8, 2008)

(l)	Impairment of long lived assets
MTNL has adopted the provisions of ASC 360 (formerly SFAS 144) “Accounting for the Impairment or Disposal of Long-Lived Assets”. MTNL reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

(m)	Operating Leases
MTNL has certain cancelable operating leases for office premises. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to Rs.657 million, Rs.847 million and Rs.815 million, for the years ended March 31, 2010, 2011 and 2012 respectively.

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
Advertising and business promotion costs are expensed as incurred and amounted to Rs.423 million, Rs.245 million and Rs.217 million for the years ended March 31, 2010, 2011 and 2012, respectively.

(q)	Dividends
Dividends are recorded in the consolidated financial statements in the period in which they are approved by the shareholders.

(r)	Earnings per share
In accordance with ASC 260 (formerly SFAS No. 128), Earnings Per Share (EPS), basic earnings per share is computed using the weighted average number of equity shares outstanding during the period. MTNL does not have any dilutive securities and hence the basic and diluted earnings per share are the same.

(s)	Recently issued accounting pronouncements
i)
In May 2011, the FASB issued Accounting Standard Update (“ASU”) No. 2011-04- Fair Value Measurement, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The ASU is effective for fiscal years beginning after December 15, 2011. The Company will adopt this ASU in the first quarter of 2012 and is currently evaluating its impact on the financial statements and disclosures.

ii)
In June 2011, the FASB issued ASU No. 2011-05 – Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The ASU was effective for fiscal years beginning after December 15, 2011. In December 2011, the FASB also issued an amendment to defer the presentation on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for annual and interim financial statements. The implementation of the two aforementioned amendments is not expected to have a material impact on our consolidated financial position and results of operations.

iii)
In September 2011, the FASB issued ASU No. 2011-08 Intangibles – Goodwill and Others, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. An entity can choose to early adopt if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. An entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.  The Company evaluated this option while considering impairment assessment during the year.

iv)
In December 2011, the FASB issued ASU No. 2011-11 “Disclosure about Offsetting Assets and Liabilities”, which requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The ASU is effective for annual and interim period for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating this ASU.

(t)	Reclassifications
Certain items previously reported in specific financials statements captions have been reclassified to conform to the current year’s presentation as stated above in sub-paragraph (b).

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

4.	RELATIONSHIP AMONG DOT/BSNL AND THE COMPANY (Also refer note 20)

The relationships among DoT/ Bharat Sanchar Nigam Limited (“BSNL”) / and MTNL are as follows:

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

d. Until March 31, 2001, BSNL was the sole service provider for carriage of NLD (National Long Distance) calls. Further, it was also carrying ILD calls up to the gateway provided by VSNL, India’s former government-controlled international long distance carrier. However, carriage of NLD and ILD (International Long Distance) calls has been opened to other operators with effect from April 1, 2001 and April 1, 2002 respectively. MTNL continues to use BSNL network for the carriage of NLD calls, and has entered into arrangements with other ILD operators for carriage of ILD calls with effect from April 1, 2002. However, international calls continue to be passed from MTNL’s network to international gateways operated by networks of other providers. MTNL pays the negotiated per minute charge to networks of other providers for carriage and termination of international calls which varies depending on the country of destination. Subsequent to the year ended March 31, 2006, MTNL has started using its NLD license and has entered into a contract with networks of other providers for a lease line to carry MTNL’s call traffic between Delhi and Mumbai.

The following table gives details in respect of the Company’s significant revenues and (expenses) related to carriage of ILD calls, NLD calls License Fees, Spectrum Charges and inter connect usage charges with the above mentioned related parties:

	For the years ended March 31,
	2010	2011	2012	2012
	(Millions of Rupees)			(Millions of US $) Unaudited
DOT - License fees and spectrum charges (Refer note 5)	(3,461)	(3,734)	(2,816)	(55)

BSNL - Networking charges for NLD calls (Refer note 5)	(1,451)	499	1,126	22

BSNL - Revenues for interconnect usage charges as per TRAI Regulation	342	239	3,084	61

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

In addition to the license fees, the Company also pays spectrum charges as a percentage of AGR payable to DoT for providing the GSM and CDMA services to customers. The spectrum charges is based on the AGR derived from the GSM and CDMA services and worked out on the basis of agreement with DoT which varies according to quantity of radio waves or say spectrum by the operator. The license fees and spectrum charges are expensed off immediately on accrual basis. License fees and spectrum charges charged to income as part of cost of revenues amounted to Rs.3,461  million, Rs.3,734 million and Rs.2,816 million (including license fee on Internet services) for the years ended March 31, 2010, 2011 and 2012 respectively.  In February 2010, DoT had issued orders hiking spectrum usage charges (ranging between 1-2 per cent) for all mobile players (GSM and CDMA) as per the spectrum being held by them. The hike was made applicable from April 1, 2010.The new charges vary between 3-8 per cent depending upon the quantum of airwaves held by the respective operators.

As per TD SAT Orders, dated August 30, 2007, several incomes other than operational income need not be accounted towards gross revenue for the calculation of License Fees and Revenue Sharing Expenditure may be accounted for on accrual basis instead of actual paid basis as insisted by DoT.

It was challenged in Hon’ble Supreme Court by DoT and Hon’ble Supreme Court via its subsequent order dated January 10, 2010 in appeal (civil) no.31371-31375/2009 modified the stay order to that extent that the respondent will pay at the existing rates as per TDSAT Judgment, dated August 30, 2007, subject to filing an undertaking by them that deficiency if any, will be made good by them.  However, the stay continued on refund of amount already paid.  Being Govt. of India Enterprises both BSNL and MTNL are not party to it. Hence, applicability of the said judgment  to MTNL / BSNL was unascertainable.

Subsequently at that point of time after repeated requests to DoT, MTNL via office letter no. MTNL/RA/AGR/2009/Part, dated September 13, 2010, once again requested DoT to allow to calculate AGR as per TDSAT Judgment from now onwards to maintain level playing field and also undertaking that any deficiency based on the final decision of the Hon’ble Supreme Court shall be made good by MTNL and DoT was also reminded via letter dated May 10, 2010 and January 14, 2011. However, DOT via a letter dated 17-37/2010/LF, dated February 23, 2011, has rejected MTNL’s plea for revision of license fees calculation as per TDSAT Judgment. Since MTNL was not one of the appellants to TDSAT case, the Company decided that it is not appropriate to account for the TDSAT impact of license fee in the accounts. However, the case has been discussed with DGP&T, the highest audit authority for government telecom companies in India, to extend the benefit of TDSAT judgment to MTNL as well.

The financial implications on MTNL due to disallowed income by DoT for license fees calculation from 2001-02 to March 31, 2011 would be Rs.4,265 million.  In October, 2011, Hon’ble Supreme Court withheld TDSAT judgment dated August 30, 2007 and allowed DoT to collect license fees from the operators on revenues earned from non-telecom activities also. The apex court said that the DoT's decision on charging licence fee on the gross revenue earned by the companies cannot be questioned.  However, the Supreme Court by declaratory judgment in October 2011 referred to the TDSAT the issue in respect of other operators against whom demands were raised by DoT to pay license fees “on other income” to consider the entire issue of AGR.  Since MTNL is neither a party in litigation nor is causing any default on this count, it continued to pay the license fees to DoT “on other income” as well.  However, if TDSAT and the Supreme Court take any further review on the subject in the pending cases, the same shall be applicable to MTNL.

6.    CASH & CASH EQUIVALENTS

	2011	2012	2012
	(Millions of Rupees)		(Millions of US $) Unaudited
Cash at bank and in hand	1,276	908	17.84
Cash and cash equivalents	1,276	908	17.84

7.	INVESTMENTS IN BANK DEPOSITS

Investments in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to Rs.459 million and Rs.486 million as of March 31, 2011 and 2012, respectively, with maturities from more than three months to one year. Interest on investments in bank deposits is recognized on accrual basis.

8.   PROPERTY, PLANT & EQUIPMENT

	As of March 31,
	2011		2012		2012
	(Millions of Rupees)				(Millions of US $) Unaudited
Land & buildings		18,213		19,374	381
Cable and related equipment		78,352		80,128	1,575
Exchanges and related Equipment		85,895		90,646	1,781
Other fixed assets		6,733		6,872	135
Capital work in progress		11,594		9,292	183
Total		200,786		206,312	4,054
Accumulated depreciation		(117,573)		(125,287)	(2,462)
Property and equipment, net	Rs.	83,213	Rs.	81,025	$1,592

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

Indian law also requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate or in respect of leases of real estate. MTNL has not paid stamp duty in respect of any of the acquired or leased properties. Accordingly, MTNL may be liable for stamp duty and penalties thereon if a deed is registered by MTNL in the future (other than with respect to the DoT properties acquired from the Government as at March 30, 1987). All liabilities for stamp duties in respect of the DoT properties acquired by MTNL from the Government as at March 30, 1987 are to be borne by the Government. The Company has been advised by its counsel that although the Company has valid possession including the risks and rewards of ownership and title to all of its property, to enable MTNL to perfect and thereby acquire marketable title to real property in its possession, it would need to have relevant documents relating to transfer or lease of real property duly registered and stamped. Accordingly, MTNL cannot sell its properties without payment of stamp duties and registering the properties in its name. In preparing these consolidated financial statements, MTNL has capitalized provision for stamp duty based on its best estimate amounting to Rs.63 million and Rs.89 million as of March 31, 2011 and 2012, respectively. MTNL does not intend to sell any of these properties. In terms of its Articles of Association MTNL has to obtain prior approval of the President of India in respect of sale or disposal of any land or building costing more than Rs.1 million.

9.      INTANGIBLE ASSETS

	As of March 31,
	2011		2012		2012
	(Millions of Rupees)				(Millions of US $) Unaudited
Intangible Assets		111,680		111,746	2,196
Total		111,680		111,746	2,196
Less: Accumulated amortization		(16,932)		(23,321)	(458)
Intangible Assets, net	Rs.	94,749	Rs.	88,425	$1,738

The intangible assets of the Company mainly consist of application software purchased from outside vendor and entry fees for 3G and BWA spectrum. The amounts are as follows:

	Millions of Rupees	Millions of US$
Application software	700	15
3G & BWA spectrum fees	110,980	2,181

10.	INVESTMENTS IN HELD TO MATURITY SECURITIES

	As of March 31,
	2011		2012		2012
	(Millions of Rupees)				(Millions of US $) Unaudited
Held-to-maturity securities
11.5% Bonds of Maharashtra Krishna Valley Development Corporation	Rs.	2418	Rs.	2,418	$48
	Rs.	2,418	Rs.	2,418	$48

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

As of September 30, 2005, ITI had not redeemed the first tranche amounting to Rs.200 million as per the repayment schedule and ITI had requested MTNL for an extension on the redemption dates.  However, MTNL had not accepted ITI’s request and has looked to the DoT’s letter of comfort and requested settlement of the first repayment tranche of Rs.200 million.

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

MTNL records an investment impairment charge when management believes an investment has experienced a decline in value that is judged to be other than temporary. MTNL monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of the above investments, management believes that there is no impairment of investments as of March 31, 2012.

11.	INVESTMENT IN EQUITY AFFILIATES

On July 21, 2001, MTNL, in consortium with Telecommunications Consultants India Limited, Tata Communications(formerly VSNL) and Nepal Venture Private Limited entered into a joint venture arrangement to form United Telecom Limited (UTL). UTL was formed to provide wireless in local loop (“WLL”) services in Nepal. As at March 31, 2003, MTNL had invested Rs. 200 million in UTL in proportion to its 26.7% holding. In 2004, MTNL invested Rs.33 million in UTL in proportion to its 26.7% holding.  In the year ended March 31, 2007 MTNL has further invested Rs.56 million and during the year ended March 31, 2010 MTNL has invested Rs.69 million in proportion to its share. Our equity in the loss of the affiliate amounted to Rs.6 million for the 2010 fiscal year; our equity in the profit of the affiliate amounted to Rs.15 million for the 2011 fiscal year and our equity in the profit of the affiliate amounted to Rs.16 million for the 2012 fiscal year. The carrying value of investment in UTL is Rs.221.86 million and Rs. 251.37 million as of March 31, 2011 and 2012, respectively.

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

MTNL’s equity in profit/(loss) of STPI amounted to Rs.1.28 million and Rs.0.21 million for the year ended March 31, 2011 and 2012 respectively. The carrying value of investment in STPI is Rs.18.03 million and Rs.18.24 million as of March 31, 2011 and 2012, respectively.

The investments in equity affiliates are considered not to have a material effect on the Company’s financial position and operating results.

12.     INVENTORIES

	As of March 31,
	2010		2011		2012	2012
			(Millions of Rupees)			(Millions of US $) Unaudited
Cabling		849		623	537	11
Exchange equipment		548		489	460	9
Telephone and telex equipment		589		536	434	9
Less: Allowance for slow moving/obsolete stock		(496)		(471)	(534)	(10)
	Rs.	1,491	Rs.	1,177	897	$18

Activity in allowance for slow moving / obsolete stock is as follows:

			For the years ended March 31,
	2010		2011		2012		2012
			(Millions of Rupees)				(Millions of US $) Unaudited

Balance at beginning of year		508		495		471	9
Charged to expense		41		25		70	1
Less: amounts written off		(54)		(49)		(8)	(0)
Balance at end of year	Rs.	495	Rs.	471	Rs.	534	$10

13.      ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL DEBTS

PROVISION AND ALLOWANCE FOR DOUBTFUL DEBTS

	As of March 31,
	2010		2011		2012		2012
			(Millions of Rupees)				(Millions of US $) Unaudited
Balance at beginning of year		7,272		7,758		8,051	158
Charged to expense		1,142		562		871	17
Less: Amounts written off		(656)		(269)		(324)	(6)
Balance at end of year	Rs.	7,758	Rs.	8,051	Rs.	8,598	$169

Accounts receivable are stated net of allowance for doubtful debts. Accounts receivable are not collateralized. The allowance for doubtful debts is determined principally on the basis of past credit loss experience and an evaluation of potential losses on the outstanding receivable balances. The activity in allowance for uncollectible accounts is given below:

Since the Company is having the large customer base therefore the concentration risk with respect to accounts receivable is limited.

14. RESTRICTED ASSETS

As on March 31, 2012, restricted assets comprised of unclaimed dividend for the years 2003 to 2009 amount to Rs.7 million.

15.	OTHER RECEIVABLES

OTHER RECEIVABLES
Other receivables consist of the following:

	As of March 31,
	2011		2012		2012
	(Millions of Rupees)				(Millions of US $) Unaudited

Loans to employees		304		269	5
Accrued interest		1183		1,193	23
Income Tax Receivables		4,061		2,567	50
Others		5,289		5,573	110
Less: Other assets, non-current	Rs.	10,837	Rs.	9,602	189

	As of March 31,
		2011		2012	2012
	(Millions of Rupees)				(Millions of US $) Unaudited

OTHER ASSETS, NON - CURRENT

i) Housing loan to employees		845		788	15
ii) Vehicles loan to employees		33		27	1
iii) Others loans to employees		14		8	0
Cenvat		183		105	2
Income accrued from other Deposits, Loans & Advances		962		931	18
Advance tax (refer note No. 18)		454		(291)	(6)
	Rs.	2,491	Rs.	1,568	$36

Income Tax receivable include appeal effect of Rs.1,015.43 million pertaining to assessment year 2000-01 which is pending for settlement by the Income Tax Department. This include Tax amount of Rs.603.03 million and interest accrued thereon amounting to Rs.412.4 million (including Rs.101.86 million for the year). Efforts are being made to recover the same at the earliest.

16. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of March 31,
	2011		2012		2012
	(Millions of Rupees)				(Millions of US $) Unaudited
Interest accrual on deposits		348		772	15
General provident fund contribution of employees, net		13,432		13,758	270
Deferred income		5,042		5,749	113
Advance received from customers and others		1,481		1,141	22
Customer deposits		183		161	3
Accrued employee cost		1,973		1,633	32
Other payables and accruals		7,111		5,813	114
Others		10		59	1
Gratuity		49		(103)	(2)
Leave Encashment:
(i) Company Employees		498		435	9
(ii) Others		(422)		(424)	(8)
(i) Company Employees		3,325		6,496	128
(ii) Others		(4,925)		(4,927)	(97)
	Rs.	28,105	Rs.	30,563	$601

The General Provident Fund accrual represents amounts contributed by employees (who have opted for the Government pension rules), net of advances taken. Prior to the absorption (in the year 2000), this fund was being maintained by DoT. MTNL has raised claims amounting to Rs.13,541 million on DoT up to March 31, 2012 (2011: Rs.12,781 million) in respect of employee contributions (pre absorption) together with the interest accrued. An offsetting amount has been included in the non-current portion of amounts due from related parties as disclosed in Note 20.

Subsequent to absorption, in the absence of any rules available for deposit of such employee contributions, the amounts of employee contributions have been retained by MTNL. These funds are not restricted and could be used to fund the activities of MTNL until such time that the funds must be transferred to the GPF Trust. During the year ended March 31, 2006, a GPF Trust had been created and Rs.4,340 million had been transferred to GPF Trust. The outstanding amount owing to the trust of Rs.13,758 million continues to be a part of accrued expenses and other current liabilities as of March 31, 2012 as the amount is due to be recovered by the DoT.

17.	INTEREST AND OTHER INCOME, NET

Interest and other income, net consist of the following:
	For the years ended March 31,
	2011		2012		2012
	(Millions of Rupees)				(Millions of US $) Unaudited
Interest from investment in MKVDC		288		288	6
Interest on loans to employees		94		93	2
Interest on advances and others, net		289		444	9
Interest paid on customers deposits		(5)		(4)	(0)
Interest on income tax refunds		7851		313	6
Other income		461		742	15
Interest paid on bank loans		(4,515)		(9,492)	(187)
Interest and other income, net	Rs.	4,463	Rs.	(7,616)	$(150)

18.	INCOME TAXES

Total income tax expense is attributable to income from continuing operations and consists of the following:

	For the years ended March 31,
	2010		2011		2012		2012
	(Millions of Rupees)						(Millions of US $) Unaudited
Current tax		(11,311)		29		(9)	(0.17)
Deferred tax		4,384		8,962		11	0.22
Taxes for earlier years written back / paid		(4,880)		285		0	0.01
Aggregate Taxes	Rs.	(11,806)	Rs.	9,276	Rs.	3	$0.06

Note: Current tax for financial year 2011-12 includes taxes for foreign subsidiaries Rs.13.02 million and Deferred Tax includes taxes for foreign subsidiaries Rs. (6.40) million

	For the years ended March 31,
	2010		2011		2012		2012
	(Millions of Rupees)						(Millions of US $) Unaudited
Income before taxes and share from affiliates		(37,365)		(23,634)		(41,543)	(816)
Average enacted tax rate in India		30.90%		30.90%		30.90%	0.01
Computed tax expense		(11,546)		-		-	-
Effect of tax assessed for earlier years		(6,940)		9,247		12	0.23
Tax reversals, Net		-		14		0	-
Others		-		15		14	0.28
Permanent differences		6,680		(0)		(23)	(0.45)
Income taxes recognized in the statement of income	Rs.	(11,806)	Rs.	9,276	Rs.	3	$0.06

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	As of March 31,
	2010		2011		2012		2012
	(Millions of Rupees)						(Millions of US $) Unaudited
Deferred tax assets:
Net Operating Losses carried forward		0		13,718		16157	317
Allowances for uncollectibles and others		1,643		14,702		5574	110
Deferred settlements amount not recognized in income		2,794		-		0	0
Post retirement benefits		2,735		3,776		3822	75
Others		7,486		1,456		1458	29
Total deferred tax assets	Rs.	14,658	Rs.	33,652	Rs.	27,011	$531
Deferred tax liabilities:
Excess of tax allowance over depreciation		(3,218)		(793)		(1,100)	(22)
Interest capitalized		(6,018)		-		0	0
Others		-		(10,124)		(546)	(11)
Total deferred tax liabilities		(9,236)		(10,916)		(1646)	(32)
Net deferred tax asset / (liability)	Rs.	5,421	Rs.	(22,736)	Rs.	(25,365)	$(498)
Less: Valuation Allowance	Rs.	-	Rs.	(22,736)	Rs.	(25,365)	$(498)
Net Deferred tax asset Created	Rs.	5,421	Rs.	-	Rs.	-	$-

Note:  The Company believes that it is more likely than not that the deferred tax assets so reported above shall not be realized in near future. Therefore, a valuation allowance has been made for the entire deferred tax asset.

Net deferred tax assets / (liabilities) included in the consolidated balance sheets are as follows:

	As of March 31,
	2010		2011	2012	2012
	(Millions of Rupees)				(Millions of US $) Unaudited
Current:
Deferred tax assets	Rs.	6,072	-	-	-
Non-current:
Deferred tax assets		8,586	-	-	-
Deferred tax liabilities		(9,236)	-	-	-
Total non-current		(650)	-	-	-
Net deferred tax asset / (liability)	Rs.	5,421	-	-	-

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

During the year ended March 31, 2008, the Assessing Officer allowed partial refunds in respect of deductions under Section 80IA for assessment years 2001-02 and 2003-04. During the 2009-10 fiscal year, the Honorable ITAT allowed our claim under section 80IA for six assessment years (1998-99, 1999-00, 2000-01, 2001-02, 2002-03 and 2005-06) to exempt up to 75% of the income we earned from services.  The Income Tax authorities has refunded the tax amount Rs.2,819.00 million (including Interest of Rs.1,361.84) for assessment year 1998-99 and rest of the years are in progress. MTNL filed further appeal during the year 2010-11, in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL, which is similarly situated. During the 2011 fiscal year, the Income Tax Authorities have refunded the tax amount of Rs.13,766 million (including interest of Rs.7,310 million) for assessment years 98-99,99-00,00-01, 01-02, and 02-03.  MTNL filed a further appeal during the 2011 fiscal year in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL which is similarly situated. During the 2012 fiscal year, the appeals for the claim under section 80IA for the 1999, 2000, 2001, 2003 and 2006 assessment  years have been admitted by the Hon’ble High Court.  Another appeal for the assessment year 2005 under section 80IA claim has been filed before Hon’ble High Court and also been admitted.  All above appeals/cases are now pending for regular hearing before Hon’ble High Court.  During the 2012 fiscal year, Income Tax authorities has refunded Rs.3,507.43 million on account of rectification of refund orders issued for the 1999 & 2002 assessment years.

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

	For the years ended March 31,
	2010		2011		2012		2012
	(Millions of Rupees)						(Millions of US $) Unaudited
Pension (including gratuity)		18		12		165	3.25
Leave encashment		12		8		14	0.28
	Rs.	30	Rs.	20	Rs.	180	$4

(b)	Employees of MTNL

i.	Pension, Gratuity and Medical benefits

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

iii.	The following tables sets forth the status of the pension, gratuity plan and medical benefits. The measurement date used is March 31, of the relevant fiscal year.

The Pension Plan
	As of March 31,
	2010		2011		2012		2012
	(Millions of Rupees)						(Millions of US $) Unaudited
Accumulated benefit obligation	Rs.	39,881	Rs.	46,581	Rs.	62,917	$1,236
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year		33,487		56,973		66,544	1,308
Service cost		1,100		3,380		3,452	68
Interest cost		2,860		5,030		5,638	111
Actuarial loss		21,298		3,517		6,669	131
Benefits paid		(1,772)		(2,355)		(3,312)	(65)
Projected Benefit obligation at the end of the year	Rs.	56,973	Rs.	66,544	Rs.	78,991	$1,552
Changes in plan asset		-		-		-
Unfunded status	Rs.	(56,973)	Rs.	(66,544)	Rs.	(78,991)	(1,552)
Accrued provision for pension	Rs.	(56,973)	Rs.	(66,544)	Rs.	(78,991)	$(1,552)

A 1% increase in the discount rate on the Company’s weighted actuarial assumption as on March 31, 2012 would have decreased accrued pension cost by Rs.4,498 million and a 1% decrease in the discount rate on the Company’s weighted actuarial assumption as on March 31, 2012 would have increased accrued pension cost of Rs.4,244 million.

The components of net pension costs are reflected below:

	For the Years Ended March 31,
	2010		2011		2012		2012
	(Millions of Rupees)						(Millions of US $) Unaudited
Current service cost	Rs.	1,100	Rs.	3,380	Rs.	3,452	$68
Interest cost		2,860		5,030		5,638	111
Actuarial loss		21,298		3,517		6,669	131
Net periodic pension cost	Rs.	25,258	Rs.	11,927	Rs.	15,759	$310

Cash Flows

For the financial year ended March 31,	Expected contribution
	(Millions of Rupees)	(Millions of US $) Unaudited
2012	6,496	128
2013	9,780	192
2014	10,373	204
2015	9,931	195
2016	9,562	188
2017 – 2021	47,233	928

In the 2000 fiscal year, substantially all of MTNL’s non-executive employees originally employed by the DoT decided to terminate their services with the DoT and accept employment with MTNL with effective from November 1998.  Under the option given to them for pension benefits, most of the MTNL absorbed employees have opted for retaining pension benefits in accordance with the Central government pension rules and some other employees have opted for retirement rules which as applicable to the directly recruited employees, and opt to draw pro rata until their absorption.  Accordingly, with effect from November 1, 1998, MTNL started accruing for pension and gratuity for these employees.  In August/September 2002, the DoT indicated that the Government would pay for the pension benefits of the government employees absorbed by MTNL who opted for either the Central government scheme of pension or for the pro rata pension scheme for the period served with the DoT.  However, the terms of such payments are in the process of finalization.  Once these terms are finalized and the payments are made to the DoT for the period of employment of these employees with MTNL, MTNL expects that its liability for post-retirement obligations would be limited to monthly contributions on the basis of the rules to be prescribed by the government of India. Until now, in the absence of any further movement from the Government, MTNL is discharging all such liabilities.  However, the attention of the government of India has focused on this issue in the 2012 fiscal year.  Efforts are being made to get the issue of payment of pension to MTNL absorbed employees from the Government or a Government controlled trust, and are under very active consideration.  The staff side and MTNL management are interacting on this issue, and with DoT officials who are also coordinating on this issue with various levels of the Government and through correspondence.  It is hoped to reach settlement on this issue in the 2013 fiscal year.

The Gratuity Plan

	As of March 31,
	2010		2011		2012		2012
	(Millions of Rupees)						(Millions of US $) Unaudited
Accumulated benefit obligation	Rs.	6,383	Rs.	8,602	Rs.	11,732	$231
Changes in projected benefit obligation:
Projected Benefit obligation at the beginning of the year		8,380		10,444		12,073	237
Service cost		386		502		563	11
Interest cost		720		900		1,034	20
Actuarial (gain) or loss		570		964		1,072	21
Past Service Cost (Vested Benefits)		1,036		-		-	-
Benefits paid		(648)		(738)		(951)	(19)
Projected Benefit obligation at the end of the year	Rs.	10,444	Rs.	12,073	Rs.	13,791	$271

Changes in plan asset
Fair value of the plan assets at the beginning of the Year		6,637		8,958		11,188	220
Actual return on plan assets		407		591		1,687	33
Employer contributions		2,562		2,377		1,071	21
Benefits paid		(648)		(738)		(951)	(19)
Plan assets at the end of the year	Rs.	8,958	Rs.	11,187	Rs.	12,995	$255

Unfunded status		(1,487)		(886)		(795)	(16)
Accrued provision for gratuity	Rs.	(1,487)	Rs.	(886)	Rs.	(795)	$(16)

A 1% increase in the discount rate on the Company’s weighted actuarial assumption as on March 31, 2012 would have decreased accrued gratuity cost by Rs.703 million and a 1% decrease in the discount rate on the Company’s weighted actuarial assumption as on March 31, 2012 would have increased accrued gratuity cost by Rs.769 million.

The components of net gratuity costs are reflected below:

	For the years ended March 31,
	2010		2011		2012		2012
	(Millions of Rupees)						(Millions of US $) Unaudited
Current service cost	Rs.	386	Rs.	502	Rs.	563	$11
Actuarial obligation assumed on account of absorption		-		-
Interest cost		720		900		1,034	20
Expected return on plan assets				(877)		(900)	(18)
Actuarial (gain) or loss		874		1,251		284	6
Curtailment (gain)/ loss		(710)		-		-	-
Past Service Cost (vested benefits)		1,036		-		-	-
Net periodic gratuity cost	Rs.	2,306	Rs.	1,775	Rs.	981	$19

Cash Flows

The Company expects to make the following benefit payments, which reflect expected future service, as appropriate:

For the financial year ended March 31,	Expected contribution
	(Millions of Rupees)	(Millions of US $) Unaudited
2013	1,164	23
2014	1,300	26
2015	1,287	25
2016	1,276	25
2017 – 2021	6,810	134

The following table sets forth the fair value of the gratuity plan assets as of  March 31, by asset category:

	As of March 31, 2012
	Rs. in millions							Total in U.S.$
	Level 1		Level 2		Level 3	Total
Government bonds	Rs.	5,577		-	-	Rs.	5,577	$110
Public sector bonds		-	Rs.	4,608	-		4,608	91
Fixed deposits		157		-	-		157	3
Cash		43		-	-		43	1
Others*		3,562		-	-		3,562	70
Total	Rs.	9,339	Rs.	4,608	-	Rs.	13,947	$275

* A sum of Rs.952 million (Rs.1,071 million) is yet to be transferred by MTNL to the gratuity trust and amount of Rs.2,609 million (Rs. 2,609 million) is recoverable from DoT for pre-absorption period.

	As of March 31, 2011
	Rs. in million							Total in U.S.$
	Level 1		Level 2		Level 3	Total
Government bonds	Rs.	4,371		-	-	Rs.	4,371	$98
Public sector bonds			Rs.	3,870	-		3,870	87
Fixed deposits		274		-	-		274	6
Cash		64		-	-		64	1
Others		3,680		-	-		3,680	83
Total	Rs.	8,389	Rs.	3,870	-	Rs.	12,259	$275

The weighted average actuarial assumptions used to determine benefit obligations and net periodic benefit cost were:

	2010	2011	2012
Discount rate	8.50%	8.50%	8.50%
Future salary increases	3.50%	3.50%	3.50%
Rate of return on plan assets	8.00%	8.00%	8.00%
Rate of hospitality incidence (% of mortality rate)	150%	150%	150%

iv.	Leave pay obligations :

Leave pay expenses amounted to Rs.1,567 million, Rs.1,754 million and Rs.957 million for the years ended March 31, 2010, 2011 and 2012, respectively. Accrued employee cost include Rs.5,583 million, Rs.6,524 million and Rs.7,371 million leave pay obligation of MTNL as of March 31, 2010, 2011 and 2012, respectively. Out of this, an amount of Rs.433.74 million and Rs.653.68 million is recoverable, from DoT in respect of Group B, Group C and Group D employees respectively for the period prior to their absorption in MTNL.

v.      Provident fund

Provident fund, a defined contribution plan, is being administered through trustees and MTNL’s contributions are expensed each year. MTNL has recognized Rs.516 million, Rs.542 million and Rs.521 million for the years ended March 31, 2010, 2011 and 2012 respectively in the consolidated statements of income.

20.	RELATED PARTY TRANSACTIONS

MTNL is a Government Company under the Indian Companies Act. MTNL is listed on the major stock exchanges in India and the New York Stock Exchange. As of March 31, 2012, the Government owned 56.25% of the issued share capital of MTNL, with the remaining balance owned by private investors. Consequently, the Government, acting through the DoT, continues to control MTNL and will have the power to elect all of its Directors to determine the outcome of most actions requiring approval of the Board of Directors or Shareholders, including proposed expansions of MTNL's business (including into areas in which MTNL may compete with BSNL), transactions with the DoT or the assertion of claims against the DoT/BSNL.

In addition, under MTNL's Articles of Association, the President of India, on behalf of the Government, may issue directives with respect to the conduct of the business and affairs of MTNL, and certain matters with respect to its business including the appointment and remuneration of the Company's Chairman cum Managing Director and the declaration of dividends. MTNL may not take action in respect of any matter reserved for the President of India without his approval. BSNL is a 100% owned subsidiary of the Government of India, and therefore by virtue of common control, is an affiliated sister Company of MTNL. As noted in Note 11, MTNL has a 26.7% holding in United Telecom Limited (UTL) and 50% holding in MTNL STPI IT Services Ltd. (STPI).

Note 4 describes in more detail the nature of the relationships between the DoT/BSNL and the Company as well as transactions with these parties. Amounts due to and from the DoT/BSNL are disclosed separately on the Company’s balance sheet as amounts due to/from related parties.

	As of March 31,
	2010				2011				2012
	Receivables		Payables		Receivables		Payables		Receivables		Payables
					(Millions of rupees)

DOT (note i)	Rs.	23,517	Rs.	113,910	Rs.	24,472	Rs.	2,550	Rs.	25,514	Rs.	2,646
BSNL (note ii)		15,536		10,269		20,376		17,287		25,349		20,494
VSNL (note ii)		-		683		-		-		-		-
Due from / to Related Parties	Rs.	39,053	Rs.	124,861	Rs.	44,848	Rs.	19,837	Rs.	50,864	Rs.	23,140
Less: Current Portion		15,536		10,269		0		2,550		0		2,646
Due from / to Related Parties, non-current portion	Rs.	23,517	Rs.	114,593	Rs.	44,848	Rs.	17,287	Rs.	50,864	Rs.	20,494
Due from / to Related Parties - Current		$305		$202		$0		$50		$0		$52
Million of US $ Unaudited
Due from / to Related Parties - Non Current		$462		$2,252		$881		$340		$999		$403
Million of US $ Unaudited

Note i:

The amounts due from the DoT are primarily on account of pre-absorption retirement benefits which are recoverable by MTNL. Such retirement benefits (pre absorption) were calculated at the rates prescribed by DoT (Refer Note 19). Furthermore, amounts recoverable for the General Provident Fund in respect of employee contributions (pre absorption) of Rs.13,541 million (2011: Rs.12,781 million) together with the interest accrued (Refer Note 15) is also included in this balance. Amounts due to the DOT represent license fees and spectrum charges to be paid by MTNL in accordance with conditions governing license fees for Basic Telephone Service and Cellular Telephone Service under the Revenue Sharing Regime (Refer Notes 2(e) and 4).

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

21.	SHORT TERM BORROWINGS

Short term borrowings of the Company comprises of short term loans and current portion of long term debt.

	As of March 31,
	2011		2012		US $
	(Millions of Rupees)				(Millions of Dollars) Unaudited

Short term loans from bank		29,800		-	-
Less: Refinanced as long term		(29,800)		-	-
Balance		-		-	-

Bank Overdrafts		19,217		26,480	520

Total	Rs.	19,217	Rs.	26,480	$520

22. LONG TERM LOANS

Long-term loan from banks, net of current portion

	As of March 31,
	2011		2012		2012
	(Millions of Rupees)				(Millions of US $) Unaudited
Term loans - Rupee loan
Secured
From Banks	Rs.	5,340	Rs.	70,000	$1,376
Less: Current portion of long-term loan		-		-	-

Long-term loan, net of current portion	Rs.	55,340	Rs.	70,000	$1,376

The scheduled maturity of long-term loan as of March 31, 2012 is under:

Schedule of Maturity

Due in the Years ending March 31	As of March 31,
	2012
	(Millions of Rupees)		(Millions of US $) Unaudited
2014		2,400	47
2015		11,100	218
2016		15,150	298
2017		20,000	393
2018		18,450	363
2019		2,900	57
Total	Rs.	70,000	$1,376

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

The Company has borrowed long term loans and short term loans later re-financed to long term loan from banks to finance the liability of this payment. The long term loans from these banks are secured in nature which have floating first pari passu charge on all fixed & current assets. All the long term loans that Company is carrying has a moratorium period of three years for which the Company is contracted to pay only interest obligations.

The weighted average interest rate for the long term loans as of March 31, 2012 is 12.16%.

23.	EQUITY SHARES

The Company has only one class of capital stock referred to herein as equity shares. Par value of each equity share outstanding as of March 31, 2012 is Rs.10.

Voting
Each holder of equity shares is entitled to one vote.

Dividends
Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval. Dividends payable to equity shareholders are based on the net income available for distribution as reported in MTNL’s unconsolidated financial statements prepared in accordance with Indian GAAP. Dividends are declared and paid in `. Net income in accordance with U.S. GAAP may, in certain years, either not be fully available or be additionally available for distribution to equity shareholders.

Under Indian GAAP the accumulated retained earnings available for distribution to equity shareholders, subject to certain restrictions was Rs.74,700 million, Rs.55,718 million and Rs.14,811 million as of March 31, 2010, 2011 and 2012, respectively.

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

Credit risk
Financial instruments which potentially subject MTNL to concentrations of credit risk consist principally of periodic temporary investments of excess cash, trade receivables, and investments in ITI Limited preference shares and MKVDC bonds. The Company places its temporary excess cash in short term deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2011 and 2012, there was no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements. To reduce credit risk, MTNL performs ongoing credit evaluation of customers.

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

Fair value

The Company measures the fair value of its financial instruments according to ASC 820-10 “Fair Value Measurement and Disclosure” which establishes the frame work for measuring fair value of financial instruments.

The fair value hierarchy under ASC 820-10 is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable and consists of the following three levels:

Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3—Inputs which are unobservable reflecting internal assumptions are used in pricing assets or liabilities.

The Company’s AFS investments are carried at fair value. As of March 31, 2012 and March 31, 2011, the Company did not have any exposure in AFS investments.

The fair value of the Company’s cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued liabilities and short term borrowings, approximate their carrying values because of  short-term nature of these instruments. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Estimation of fair value of financial instrument relies on management judgment; however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair values are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of March 31, 2012. The estimated fair value amounts as of March 31, 2012 have been measured as of this date, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

25.	Contingencies and commitments

i.	CAPITAL COMMITMENTS

Contractual commitments for capital expenditure pending execution were Rs.2,004.16 million and Rs.4,467 million as of March 31, 2012 and 2011 respectively. Contractual commitments for capital expenditures are related to purchase of property and equipment.

ii.	GUARANTEES

MTNL has outstanding financial/performance bank guarantees of Rs.981.62 million and Rs.951 million as of March 31, 2012 and 2011 respectively. The bank guarantees are essentially provided to the Government of India for financial and performance roll out obligations as prescribed in respective license agreements.

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

During the 2011 fiscal year, the Income Tax Authorities have refunded the tax amount of Rs.13766 million (including interest of Rs.7,310 million) for assessment years 1998-99, 1999-2000, 2000-2001, 2001-02 and 2002-03.  We have filed a further appeal during the 2011 fiscal year in Honorable High Court of Delhi for a 100% claim under section 80IA, based upon the treatment of BSNL which is similarly situated.

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

During the year ended March 31, 2006, the DoT had constituted a three members committee comprising the Member (Production), Telecommunications, Member (Finance), Telecommunications and Deputy Director General (Business Solution) to resolve the issues relating to networking charges. Based on the recommendations of the Committee described in their minutes dated January 2006, the networking charges payable to BSNL for the years March 31, 2004 and March 31, 2005 have been settled at Rs.14,078 million as against Rs.10,551 million. Further, the Committee has also settled networking charges for the years 2000 to 2003 in the meeting held in January 2006. Accordingly, an amount of Rs. 3,809 million (including the incremental charge of Rs.3,527 million for the years 2004 and 2005) has been accounted as networking charges in the statement of operations for the year ended March 31, 2006.

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

During the 2010 fiscal year, the Company raised charges on BSNL amounting to Rs.403.17 million for infrastructure and for electricity and other charges amounting to Rs.86.12 million, which BSNL has not rebutted.  Management believes that the income claimed will be recoverable from BSNL.  Accordingly, these amounts have been recognized as income in the Company's statement of operations.  Further, during the 2010 fiscal year, the Company had raised claims against BSNL for tax usage charges amounting to Rs.700.83 million.  It has not recognized these claims as income in its statement of operations due to absence of any interconnect agreement with BSNL.

During the 2011 fiscal year, the Company, increased infrastructure charges to BSNL amounting to Rs.586.65 million and Rs.184.91 million for electricity and other  charges, which have not been rebutted by BSNL. No tax usage charges has been billed to BSNL since BSNL has installed its own Trunk Automatic Exchange.

During the fiscal year 2012 amounts of Rs.868.65 million and Rs.190.58 million have been accounted for as Infrastructure Usage charges for using the various office building and spaces of MTNL and property tax, electricity, water and fuel charges respectively.

(d)	Disputes with the DoT
On the formation of the Company, employees were deputed to MTNL on deemed deputation status from the DoT and the Company was required to contribute for the Leave Salary and Pension Contribution (“LSPC”) as per the rates prescribed by the Government. The Company had accrued for these expenses amounting to Rs.2,884.74 million for the period 1986 to 1998 and subsequently paid them to the DoT.

During the year ended March 31, 2006, a Committee was set up to examine the amount of LSPC contributions payable by MTNL to the DoT. The Committee concluded that an additional amount of Rs.656 million was payable on account of short payment of the LSPC contribution and an amount of Rs.1,738 million is payable on account of interest payable on delayed payment of the LSPC contributions. The Company has accepted the claim of the DoT for Rs.656 million and has expensed it in its statement of income for the year ended March 31, 2006. In respect of Rs.1,738 million, the Company has contested the claim from the DoT on the contention that MTNL has abided by the DoT’s decision at all stages by depositing the amounts as required. In this connection the terms and condition as laid down in Fundamental Rules & Service Rules (FRSR) to the government of India with regard to prior intimation of calculation of contribution of the pension amount has not been communicated to us, and management believes that an adverse outcome in respect of the above is not probable.

License fees payable to the DoT are calculated on the AGR accounted for on accrual basis in respect of both revenue and revenue sharing with all other operators.  As regards the directions of Supreme Court in respect of calculation of License Fees and AGR the matter has been referred back to TDSAT and is pending with regard to the AGR calculations, etc, in cases of other operators where demands had already been raised by the DoT.  However, the Company is not a party to the dispute and the AGR is calculated as per License Agreement and in case of BSNL the same is done on netting of receivables and payables by the Company and the same issue of revenue sharing with BSNL the issue has been taken up with the DoT.  The impact of Rs.1,403.60 million on this account has been shown as contingent liability in the 2012 fiscal year, although there is no demand from the DoT at this stage in view of on-going assessment of license fees paid by the Company for the 2008 fiscal year and onward as a conservative approach by the Company.  Refer note No. 5.

(e)	Others
i.
In 1998, M&N Publication made claims for Rs.5,415 million against the Company. These claims arise out of contracts for the printing of telephone directories for Delhi and Mumbai. Each of these claims includes claims for loss of reputation and loss of business opportunities. The Company has made claims of Rs.4,169 million against M&N Publications for failure to perform the contracts. These claims are pending before a sole arbitrator. The Company believes that it has valid defenses to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable. The dispute with M&N Publication(renamed as GETIT Infomediary Pvt Ltd.) is pending before Justice A.M. Ahmadi, former Chief Justice of India.

ii.
In the 2005 fiscal year, Alcatel brought claims against us aggregating Rs.169.16 million (including interest from 1996 on the claims made of Rs.127.87 million) as of March 31, 2012.  These claims arose out of contracts for supply of digital local telephone exchange equipment, and include claims for loss of reputation and loss of business opportunity.  The claims are pending in arbitration.  The case is at the stage of examination of witnesses and last hearing was held in May 2012. We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

iii.
The Company received claims aggregating Rs.481.82 million (including interest) as of March 31, 2012 from various PRM service providers (World Phone, Voice Infotech and ITC). These claims arose from the contracts for PRM services, which were started in the 2000 fiscal year.  We had not paid commission payable for these services to these providers, as the amount was subsequently not recovered from the subscribers. The claims include Rs.119 million towards loss of profit and wasteful expenditure incurred by the parties. An arbitration award of Rs.112.55 million, plus interest, was made in the World Phone claim, which both we and World Phone appealed to the Delhi High Court.  These appeals are pending. The matter in respect of World Phone case is now listed in the category of “Finals” and shall be taken up at its own turn. In case of M/s Voice Infotech no proceeding happened since March 2007 and also in case of M/s ITC no proceeding took place since July 2006. We believe we have a valid defense to these claims and based on opinion from legal counsel, management believes that an adverse outcome is unlikely.

iv.
The Company has received claims from CMC limited aggregating to Rs.741.07 (March 2011 Rs.692.97) million.  These claims arise out of usage of leased circuits for which MTNL has charged them rental for CUG services as per the revised tariff plan which is disputed by CMC Limited. These claims include claims for loss of reputation, business opportunity and undue harassment aggregating to Rs.220 million..  The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

v.    Dispute with Reliance Infocom(UASL operator): The Company has received a claim of Rs.3,921 million (including interest) from Reliance infocom. The case dates back to the year March 31, 2005, MTNL noticed that a very large number of calls were received from certain levels of another operator’s network. On further investigation/analysis, it came to the Company’s notice that these were actually ILD calls, which were being received on Local/NLD trunks and that the CLIs (Caller line Identification) of these calls had been tampered by the other operator. MTNL raised a demand on the other operator based on the relevant penal clauses of its agreement aggregating Rs.3,412 million for a period of six months beginning April 2004. The other operator has disputed the above claim and under repeated threats of disconnection, obtained a stay order from High Court of Delhi. In the year ended March 31, 2005 during the course of the hearings, the honorable High Court directed the other operator to pay Rs.2,368 million to MTNL. During the year ended March 31, 2006, the other operator under directions from the High Court has further deposited Rs.1,040 million with MTNL. The petition filed by UASL Operator before Hon’ble High Court, Delhi is dismissed as withdrawn with a liberty to the UASL operator to take steps in accordance with the Law.  The matter is presently pending with the Hon’ble Court/TDSAT. Management believes that the Company has strong defense and amount received from Reliance infocom will not be repaid.

vi.
The Company has received claims aggregating Rs.196 million (March 2011 Rs.187 million) From M/s Haryana Telecom for dispute in respect of reduction of notified rates for supply of PIJF cables to MTNL against DoT T.E. No. 14-21/94-MMT(MMS) dated November 30, 1994 opened on January 24,1995. The claim of the claimant is of Rs.3,61,99,154/-with interest at 24% from June 1997 till date of payment. The Company believes it has a valid defense to these claims and based on opinion received from legal counsel, management believes that an adverse outcome is not probable.

vii.
The DOT has given commitment via GOI Ministry of Communication and IT department of Telecom via letter  no 40-29/2002-Pen(T), dated August 29, 2002, that it has been agreed in principle that payment of pensionaries benefits including the family pension to the government employees absorbed in MTNL and who have opted for government scheme of pension shall be paid by the government. The exact modalities in this regard are being worked out by the department of pension and pensioner welfare. Pending decision of modalities of liability payable to DoT towards pension contribution on MTNL, so as to have a prudent method, on conservative basis, MTNL has opted the method of valuation as per AS 15(Revised) through actuarial valuation for defined benefit plan of central government pension scheme and the provision for Rs.66,544.40 million as on March 31, 2011 is kept separately in the books under Note 19(b)iii.  Pending final decision of the issue the above liability is subject to modalities to be finalized by DoT and may vary. However, on conservative basis though the liability will not attract clause (b) of section 43B of Indian Income Tax Act, 1961 contingent liability to the extent of Rs.21,836 million is created.

viii.
Additionally, the Company is also involved in law suits and claims amounting to Rs.8,438 million pending at various authorities in respect of service tax, sales tax, lease disputes and other matters which arise in the ordinary course of the business. Management believes that the Company has a valid defense against these claims and an adverse outcome is not probable. These would not have a material adverse effect upon the Company’s results of operations, financial condition and cash flows.

(f)	Summary of above litigations

The following table summarizes the potential exposure of the Company of March 31, 2012 with respect to above

		As of March 31,
		2012		2012
		(Millions of Rupees)		(Millions of US$ Unaudited)
Dispute relating to customer deposits	25(iii)(b)(iv)		5,636	111
Dispute relating to disallowance of 80IA deduction	25(iii)(b)(ii)		5,382	106
Disputes with BSNL	25(iii)(c)		3,852	76
Disputes with DOT	25(iii)(d)		3,142	62
Arbitration dispute with M & N Publications	25(iii)(e)(i)		5,415	106
Arbitration dispute ith Alcatel	25(iii)(e)(ii)		169	3
PRM Services	25(iii)(e)(iii)		482	9
CMC Services	25(iii)(e)(iv)		741	15
Reliance Infocom	25(iii)(e)(v)		3,921	77
M/s Haryana Telecom	25(iii)(e)(vi)		196	4
Pension liabilities	25(iii)(e)(vii)		21,836	429
Other lawsuits and claims	25(iii)(e)(viii)		8,438	166
Total		Rs.	59,210	$1,163

26.	SEGMENTAL INFORMATION

The Chairman and Managing Director (CMD) of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by ASC 280 (formerly SFAS No. 131). The CODM of the Company determines its business segments based on the nature of services, the differing risks and returns and the organizational structure. These segments are basic (including CDMA) and cellular services. Basic services segment consists of voice, data through local calls, domestic long distance and international long distance calls on fixed line services in the cities of Delhi and Mumbai in India. Cellular consists of providing cellular services in cities of Delhi and Mumbai using Global System for Mobile communications, or GSM, technology and  it also includes revenues from Code Division Multiple Access, or CDMA, based cellular services.. During the year ended March 31, 2006, the Company has started operations in Mauritius. However, as the operations are insignificant as compared to the overall business of the Company, the same have not been considered for separate segment disclosure. During the years ended March 31,  2010, 2011 and 2012, no single customer has contributed for revenue in excess of 10% of total revenue.

MTNL’s operating segment information for the years ended March 31, 2010, 2011 and 2012 are as follows. The table gives the amounts reviewed by the CODM reconciled to the consolidated U.S. GAAP financial statements.

The amounts reviewed by the CODM are based on internal accounting policies of the Company which are different from U.S. GAAP.

	Basic	Cellular	Unallocated (Corporate)	Elimination	Total	Reconciling Adjustments	Consolidated Totals	(Millions of US $) Unaudited
	Millions of Rupees
For the year ended March 31, 2012
Revenue — External customers	26,454	7,279	-	-	33,733	138	33,871	666
Revenue — Inter-segment	229	31	-	(260)	-	0	-	-
Total Revenues	26,683	7,310		(260)	33,733	138	33,871	666
Operating income / (loss)	(23,315)	(6,449)	(2,961)	-	(32,725)	(1,211)	(33,936)	(667)
Interest income/ (expense), net	53	39	(8,864)	-	(8,772)	(5)	(8,777)	(172)
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	16	16	0
Non Operating income, net	783	251	15	-	1,050	7	1,042	20
Net income / (loss)	(22,479)	(6,158)	(11,810)	-	(40,448)	(1,222)	(41,670)	(819)
Segment assets	127,340	78,149	63,583	-	269,071	(29,462)	239,609	4,708
Depreciation and amortization	6,667	5,270	3,026	-	14,962	1,162	16,124	317
Capital expenditures for long-lived assets	5,560	1,514	95	-	7,169	0	7,169	141

	Basic	Cellular	Unallocated (Corporate)	Elimination	Total	Reconciling Adjustments	Consolidated Totals	Millions of US $) Unaudited
	Millions of Rupees
For the year ended March 31, 2011
Revenue — External customers	30,473	6,267	-	-	36,740	39	36,778	723
Revenue — Inter-segment	263	184	-	(447)	-	-	-	-
Total Revenues	30,736	6,451	-	(447)	36,740	39	36,778	723
Operating income / (loss)	(18,644)	(3,840)	(3,390)	-	(25,874)	(2,697)	(28,570)	(561)
Interest income/ (expense), net	80	9	(2,693)	-	(2,604)	6,799	4,195	82
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	-	-	15	15	0
Non Operating income, net	665	(27)	92	-	729	10	740	15
Net income / (loss)	(17,899)	(3,858)	(5,991)	-	(27,748)	4,113	(23,634)	(464)
Segment assets	128,181	77,478	72,940	-	278,599	(33,550)	245,049	4,815
Depreciation and amortization	6,375	4,697	3,030	-	14,101	1,104	15,205	299
Capital expenditures for long-lived assets	11,495	1,853	(777)	-	12,571	-	12,571	247

For the year ended March 31, 2010
Revenue — External customers	29,610	6,951	-	-	36,561	(1,048)	35,513	797
Revenue — Inter-segment	426	107	-	(533)	-	-	-	-
Total Revenues	30,036	7,058	-	(533)	36,561	(1,048)	35,513	797
Operating income / (loss)	(37,854)	172	(9,944)	-	(47,626)	3,156	(44,471)	(998)
Interest income/ (expense), net	3,917	11	8,815	-	12,743	(6,341)	6,402	144
Equity in earnings/(losses) of associated companies, net of taxes	-	-	-	5	5	5	11	0
Non Operating income, net	525	165	5	-	694	9	704	16
Net income / (loss)	(33,412)	347	(1,124)	-	(34,189)	(3,176)	(37,365)	(839)
Segment assets	120,087	18,736	204,161	-	342,985	(29,278)	313,707	7,043
Depreciation and amortization	6,308	1,106	10,182	-	17,595	(2,836)	14,759	331
Capital expenditures for long-lived assets	5,095	5,955	897	-	11,947	-	11,947	268

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

More specifically, the reconciling items relate to the following:

•
The reconciling items pertaining to revenues amounted to Rs.1,048 million, Rs.39 million and Rs.138 million for the years ended March 31, 2010, 2011 and 2012. These reconciling items primarily pertain to non-recognition of revenues under US GAAP (Refer notes 25(iii)(c) and 25(iv)) since the amounts are either disputed or collectibility is not reasonably possible and netting off of commissions from revenues under U.S. GAAP.

•
The reconciling items pertaining to operating income/(loss) amounted to Rs.3,156 million, Rs.(3,060) million and Rs (1,211) million for the years ended March 31, 2010, 2011 and 2012. These reconciling items are mainly attributable to U.S. GAAP adjustments for revenues, cost of revenues and selling general and administrative expenses and reclassification of excess liability written back. The cost of revenues and selling, general and administrative expenses have reconciling items on account of accounting for employee benefits, depreciation, provision for doubtful debts and other adjustments on account of BSNL/DOT (Refer notes 4 and 5) under U.S. GAAP.

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

None

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

(h)  During fiscal year 2011 central government has issued new indirect tax rules relating to service tax which are called Point of Taxation Rules, 2011(POTR). Under Point of Taxation (PoT) Rules 2011 ‘Telecommunication services’ provided by telecom operators to subscribers have been specifically notified to be taxed as ‘continuous supply of services’ i.e. on periodic billing as per the contract (assuming the billing is done within 14 days of decided milestone) or collection, whichever is earlier. Point of Taxation Rules have preponed the liability to deposit Service tax in case of Post paid connection (for landline, mobile phone, broadband connections) from the month of collection to the month of billing. On an average the impact may be of a month. MTNL would liable to pay Service Tax immediately after raising bills. If payments are not received MTNL would have to bear cash loss due to this change. Further loss of interest on the service tax paid for the interim period from payment of service tax till the date of collection.

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