Form 20-F/A
period 2012-03-31
MAHANAGAR TELEPHONE NIGAM LTD
filed 2012-08-28
CIK 1160262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  YES ☐  NO ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of Mahanagar Telephone Nigam Limited amends the registrant’s Annual Report on Form 20-F for the year ended March 31, 2012 that was filed with the Securities and Exchange Commission on August 13, 2012 (the “Original 20-F”).  This Amendment does not reflect a change in the results of operations of the registrant or in any information in the Original 20-F other than to furnish Exhibit 101 to the Original 20-F, which contains the XBRL Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T.  This Amendment does not reflect events occurring after the filing of the Original 20-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendment discussed above.  Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of Exhibit 101 of the Original 20-F in its entirety is attached to this Amendment.

ITEM 19. EXHIBITS

Index to Exhibits
Exhibit	Description

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.PRE*	XBRL Taxonomy Presentation Linkbase Document.

101.CAL*	XBRL Taxonomy Calculation Linkbase Document.

101.LAB*	XBRL Taxonomy Label Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
_______________________
*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F/A for the fiscal year ended March 31, 2012 on its behalf.

MAHANAGAR TELEPHONE NIGAM LIMITED

By:	/s/ Anita Soni
Name:	Anita Soni
Title:	Director Finance

Dated: August 28, 2012